Form 20-F
period 2021-12-31
Santander UK plc
filed 2022-03-07
CIK 1087711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from                          to

Commission file number 001-14928

Santander UK plc (Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)
2 Triton Square, Regent’s Place, London NW1 3AN, England
(Address of principal executive offices)
Julian Curtis
2 Triton Square, Regent’s Place, London NW1 3AN, England
Tel: +44 (0) 800 085 1491
E-mail: julian.curtis@santander.co.uk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
2.100% Notes due 2023, issued by Santander UK plc	SAN/23B	New York Stock Exchange
4.000% Notes due 2024, issued by Abbey National Treasury Services plc *	SAN/24	New York Stock Exchange
2.875% Notes due 2024, issued by Santander UK plc	SAN/24D	New York Stock Exchange

*	From June 1, 2016 Santander UK plc became the issuer in respect of the outstanding notes issued by Abbey National Treasury Services plc under its US SEC registered debt shelf. All notes transferred to Santander UK plc by Abbey National Treasury Services plc under its US SEC registered debt shelf and all notes issued by Santander UK plc in the future under its US SEC registered debt shelf will be the sole liability of Santander UK plc and are not guaranteed by any other entity.
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

2021 Annual Report

Part of the Banco Santander group

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
This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 238.
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2021 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F.

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Strategic report
	Contents
About this report	Santander UK at a glance	2
The Strategic Report outlines the key elements of the Annual Report and provides context for the related financial statements. The report highlights key financial and non-financial metrics which help to explain the business’s performance over the past year. It also highlights the external environmental factors affecting the business along with Santander UK’s position in the UK banking market.

At all times we try to treat our stakeholders fairly and meet our environmental responsibilities. Sustainability and our strategic direction are inseparable, and we continue to embed sustainability across our business. We have included information to demonstrate this within our Strategic Report and further information is also available in our ESG Supplement.	Market overview	3
	Our business model	4
	Our strategic priorities	4
	Our performance and KPIs	5
	Risk management overview	5
	TCFD	7
	Financial overview	8
	Sustainability review	8
	Stakeholder voice in the boardroom	11

By Order of the Board.

William Vereker
Chair, 1 March 2022

Annual Report 2021	Santander UK plc 1

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Santander UK at a glance
Our business model is focused on building customer loyalty

We provide high quality, seamless service across our branch, digital and telephony channels

14 million	c18,000	450
active UK customers	Full time equivalent employees	Branches

3rd	5th
largest retail mortgage provider(1)	Largest commercial lender(1)

We offer innovative products and services to help people and businesses prosper

We live our values of Simple, Personal and Fair through great behaviours and our people leaders

Reorganisation of our segments

Following a management review of our structure we have changed our segments in line with how we manage our business and these are outlined below. Our segmental structure is also consistent with how Banco Santander organises its operations across Europe. Prior periods in the segmental results have been restated accordingly.
Before these changes Consumer Finance was managed as part of Retail Banking.
Corporate & Investment Banking (CIB) is no longer a segment following the transfer of a significant part of its business under the Part VII banking business transfer scheme completed on 11 October 2021. The residual parts of CIB have been wound-down or transferred to other segments.
Retail Banking
Retail Banking consists of two business units, Homes and Everyday Banking. Homes provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios. Everyday Banking provides banking services and unsecured lending to individuals and small businesses as well as wealth management for high-net-worth clients.
Consumer Finance
Consumer Finance provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
Corporate & Commercial Banking (CCB)
CCB provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
Corporate Centre
Corporate Centre provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.

A significant part of the Santander UK Group Holdings plc group

The Company and its subsidiaries represent almost all the business and operations of its immediate parent Santander UK Group Holdings plc, comprising approximately 99% of its immediate parent group's consolidated profit from continuing operations before tax for the year ended 31 December 2021 and approximately 99% of its consolidated net assets at 31 December 2021. More information on the Santander UK Group Holdings plc group, including the role of the Company as a ring-fenced bank, can be found in the Santander UK Group Holdings plc 2021 Annual Report, which does not form part of this report.

(1) Santander UK industry analysis of latest available bank and building society reports as at January 2022. Mortgage provider: UK mortgage stock, Retail Banking divisions. Commercial lender: UK commercial lending stock, Corporate and/or Commercial Banking divisions (excludes investment banking).

Annual Report 2021	Santander UK plc 2

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Market overview
Five major forces continue to shape the UK banking market
The five forces remain consistent themes however, we are conscious that there are other areas of transition which we face.
–The transition to carbon neutrality - Government policy and increased pressure on actions to become net zero by 2025 have gained impetus during 2021. COP 26 in Glasgow in November 2021 further raised the profile of the environmental agenda.
–The transition to a world where we live with Covid-19 - The successful vaccination programme in the UK has helped to alleviate the health crisis. This has led to the UK government's recent announcement of the plan to live with Covid-19.
–The UK’s transition away from the EU - The UK's access to the EU's Single Market and Customs Union ended in January 2021. The UK now has greater autonomy to administer its own trade and customs agenda which could provide new opportunities for companies in the UK.
–Transition away from a low rate and low inflation environment - Rising inflation from pent up demand, supply chain disruptions and rising energy costs prompted the Bank of England to begin to raise interest rates. Further rate increases are expected in 2022 as the UK faces the highest inflation rate in 30 years.
–The digital transition - The pandemic has increased the availability and evolution of digital services. Blockchain and the use of cloud based and artificial intelligence technologies are becoming more commonplace and we expect them to become embedded in many aspects of daily life going forward.
Strong market competition
What we have seen
The UK banking sector remains very competitive. In particular the size of the mortgage market makes it attractive to lenders. Demand for housing remained robust and stamp duty waivers supported sales and a low rate environment supported remortgage activity. Deposits increased with the reduction in consumer spending seen in the last two years, particularly within the ring-fenced banks. In addition, funding costs were low for large mortgage lenders. As a result, mortgage rates decreased steadily through the first three quarters of 2021 as lenders competed for business. This trend stabilised as expectations for a rise in interest rates increased later in the year.
Our response and looking ahead
In line with the market, we reduced mortgage lending rates to maintain our market share. We modified our 1I2I3 Current Account proposition and other deposit products in light of the lower rate environment and competitor actions. We expect our net mortgage lending to be in line with market growth in 2022, as we focus on quality customer service, retention and our comprehensive proposition for first-time buyers.
Increased market disruption
What we have seen
There is a broad range of disruptive threats beyond traditional incumbents. Challenger banks have attracted a lot attention in the UK but remain relatively small. Digital banks continued to gain some traction, growing customer numbers, albeit from a small base. FinTechs see value in certain parts of financial services and are continuing to target specific customer segments. We have also seen global financial institutions enter the UK market including the launch of a UK digital bank by a a major US bank. As a result, the new entrants have taken a share of new personal current accounts and online savings deposits. There has been an expansion of unsecured credit into Buy Now Pay Later, consumer payments and lending has moved towards point of sale financing.
Our response and looking ahead
We continue to develop offerings to rival competitors and seek partnerships to develop new propositions. Banco Santander's PagoNxt offering incorporates simple and accessible digital payment solutions. This is a key area for growth alongside OpenBank, their 100% digital bank. We expect these to be rolled out across Europe in the future.
Changing customer behaviour and distribution
What we have seen
Although branches remained largely open during the Covid-19 pandemic, customer interactions continued to shift to digital and remote services. Younger customers value better digital tools, convenience, and a simpler purchasing process and banks have rapidly adapted accordinly. In mortgages, intermediary share of distribution continues to increase, whilst other products are now distributed largely through digital channels.
Our response and looking ahead
Customer engagement through contact centres and digital channels increased, with digital financial transactions up 17% over the year. We are mindful of the needs of our most vulnerable customers, responding with 'access to cash' solutions and providing mechanisms for help from a trusted third party. We continue to invest in ensuring access to financial services for our customers who are less confident using technology for managing their finances. We expect the shift to digital banking will persist post the pandemic. Around 93% of cards and unsecured lending products are now sold digitally. We continue to adapt our operating model to meet the changing needs of our customers and to increase remote banking capacity. Our multi-year transformation programme includes significant digital investment and reducing our physical footprint. We have redeployed trained branch staff to online chat and telephone services and we continue to move services online.
Demanding regulatory agenda
What we have seen
In 2021, the regulatory policy and change agenda continued to be intense. This was driven by preparations for the implementation of the Capital Requirements Regulation II, Environmental, Social and Governance (ESG) initiatives, LIBOR transition, the regulators' continued guidance on Covid-19 financial support measures, conduct initiatives such as the FCA's proposed Consumer Duty, and innovation and technological developments.

Annual Report 2021	Santander UK plc 3

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Our response and looking ahead
We are waiting for final Government reports on the UK's future regulatory framework and the Ring-fencing regime, as well as initial proposals from the PRA for implementing the Basel 3.1 package of capital framework reforms, and the FCA's final rules on the new Consumer Duty. We are engaging with the regulators, government, and industry trade associations on these and other policy initiatives, including a 2022 focus on the FCA's Consumer Duty, preventing fraud including Authorised Push Payment Fraud, Operational Resilience and Climate Risk Stress Testing.
Uncertain economic environment
What we have seen
The UK economy has faced a range of challenges in recent years from Brexit, the weakening global environment, and most significantly, the Covid-19 pandemic. Despite these headwinds, economic performance in 2021 was better than expected. This was largely due to the scale of government support measures implemented in 2020 and the success of the vaccination programme. This helped to alleviate the health crisis and allowed social restrictions to be lifted and economic activity to resume. Inflationary pressures began building in the second half of 2021 and the market consensus for bank rate shifted to a short term expectation for rate hikes, a marked change from a year before when the market expectation was for negative rates. In December 2021, Bank rate increased by 15bps to 0.25% and by a further 0.25% in February 2022. The market consensus is that Bank rate will rise further during 2022.
Our response and looking ahead
Although GDP has recovered in 2021, uncertainties remain for the UK economy. The ongoing effects of Covid-19, supply chain disruption, rising inflation and dislocation in the labour market are likely to have an impact on the sustainability of the recovery.

Our business model
Our purpose is to help people and businesses prosper

Our resources
People - Bringing the skills, expertise and drive to deliver enhanced customer loyalty and experience
Infrastructure - Branch and online presence, operating centres and innovative technology
Banco Santander family - Technology, shared management experience and brand benefits as part of well-diversified global bank
Financial - Strong capital, liquidity and a prudent approach to risk
Our competitive advantage
Leading scale challenger bank in the UK - Scale in our core banking businesses combined with an innovative mindset
Strong balance sheet - Focused on prime secured lending consistent strength under stress
International expertise for UK companies - 20 trade corridors to help UK companies expand into overseas markets
What we do
We provide financial products and services - Mortgages, consumer finance, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and services for companies
How we do it
– Build strong customer relationships
– Offer a differentiated proposition
– Take a prudent approach to risk
– Do things The Santander Way
Our culture is built on doing things The Santander Way
Simple - Our products are easy to understand and we offer a service which is convenient, no matter when or how our customers want to engage with us.
Personal - We treat our customers as valued individuals, with a professional service they can trust. We support our colleagues to achieve their ambitions.
Fair - We are open, honest and treat others as we would like to be treated. We earn our investors a sustainable return and do our part to support our communities.
Our aim is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Our strategic priorities
Our strategic priorities focus on customer loyalty and experience, simplification, improved efficiency and sustainable growth, while aiming to be the best bank for all our stakeholders.

Our strategic priorities
1. Deliver growth through customer loyalty and outstanding customer experience
2. Simplify and digitise the business for improved efficiency and returns
3. Engage, motivate and develop a talented and diverse team
4. Be a responsible and sustainable business

Annual Report 2021	Santander UK plc 4

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Our performance and key performance indicators
The directors of the Company’s immediate parent, Santander UK Group Holdings plc, manage the operations of the Santander UK Group Holdings plc group (which includes the Santander UK group) on a business division basis. Key performance indicators are not set, monitored or managed at the Santander UK group level. As a result, the Company’s Directors believe that analysis using key performance indicators for the Company is not necessary or appropriate for an understanding of the development, performance or position of the Company.
The development, performance and position of the business of the Santander UK group is set out in the Financial review.
The key performance indicators of the Santander UK Group Holdings plc group can be found in its 2021 Annual Report, which does not form part of this report.

Risk management overview
Introduction
Key risk types are components of our overarching Risk Framework and are set out in detail in the Risk review. Each has its own defined framework, and we report on, and review its risk profile formally at the ERCC, BRC and Board. However, the risk profile status level is agreed at the underlying specialist risk control forums.
Within our Key risk types, there are top and emerging risk issues that require particular focus. We discuss our Top risks and Emerging risks in the next sections.
Top risks
Highlighted below are our Top risks in focus in 2021 and associated management actions. Many of these risks are likely to remain in focus in 2022, however some may become less so, such as Covid-19 first order risks, and Ring-Fencing.
Climate change
We are focused on ensuring that we appropriately consider and manage the risks associated with Climate Change. These include higher credit risk, reputational risk, operational risk and deteriorating macroeconomics (in the event of sustained damage to national infrastructure). We have continued to progress with our Climate Change Implementation plan, which includes integrating associated risks into our Risk Management Framework, formulating a risk appetite, and associated initiatives set out in more detail in relevant sections of the Risk review .
Financial crime (including Fraud)
We continue to enhance our financial crime risk management capabilities with material investment across data, systems and subject matter expertise. Financial Institutions remain under intense regulatory scrutiny, with expectations for effective systems and controls, reinforced through high profile regulatory enforcements. During 2021, we continued to cooperate with the FCA's civil regulatory investigation into Santander UK plc's financial crime systems, processes and controls focused primarily on the period 2012-2017. See Note 31 to the Consolidated Financial Statements for detail. Covid-19 has provided an opportunity for fraudsters and in 2021, in line with the industry, we saw increased fraud attacks and scams aimed at customers. We continue to enhance our controls to address fraud attacks, as well as increased fraud messaging and scam education to help our customers.
IT risk
Technology is vital to our processes and operations, and in providing service to our customers. We proactively monitor technology platforms through automated alerts to detect events that could impact our operations, with any material events investigated to understand root causes and identify remedial actions. The importance of IT risk management and control has been emphasised by incidents during the year, including a significant systems outage in May and a duplicate payment in December.
These events also impacted our ability to meet the high standards of customer service we expect to deliver. As a result we initiated a wide reaching programme to address the root causes, which is expected to deliver risk improvement over a three year horizon, with progress closely tracked via risk governance.
Covid-19 first order risks
In 2021, our main focus continued to be on credit and operational risks, as these were the main impacts. Credit performance across our portfolios remained resilient, enabling us to release provisions across 2021. However, some risks remain, so we continue to position ourselves prudently. Our Operational risk focus remains on ensuring we are well resourced to support our customers and people, and operationally resilient, in terms of IT infrastructure, and business continuity.
Cyber risk management
Information and cyber security remains a top risk and a priority for the bank. In 2021, we experienced no notable data and cyber security incidents. However, externally we observed a large increase in ransomware attacks across all sectors and we expect this trend to continue. We continue to review and enhance our controls based on the latest intelligence. We also actively work with peers in the Cyber Defence Alliance to share threat intelligence expertise, and experiences, to help identify common cyber attack features and effective mitigation strategies.

Annual Report 2021	Santander UK plc 5

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

People risk
In 2021, we continued to treat the wellbeing and safety of our colleagues as one of our top priorities. People risk is compounded by changes in operating models and execution of future strategies, which we recognise need to be managed carefully. Our overall wellbeing and inclusion strategy centres on supporting colleagues through transformation and change. In line with peers we are experiencing a competitive recruitment market. We are encouraging colleagues to return to office environments, whilst paying regard to prevailing government advice.
Conduct and regulatory
Risks remain elevated, reflecting the ongoing need for customer support, following the end of government support measures. We also face a challenging regulatory agenda with significant ongoing FCA and PRA interaction on a range of industry issues, as well as the ECB and Payments Services regulators.
These issues include the FCA's proposed Consumer duty, Covid-19 forbearance, SME collections and recoveries policies, operational resilience, thematic reviews, and regulatory models initiatives.
Managing complex change and capacity
We have a challenging change agenda including our continued aspirations for further transformation and growth. We have well-established change control processes, as well as a strong oversight framework and related risk-based prioritisation. This enables us to address operational and capacity challenges and facilitate timely project delivery.
Data management
We added Data management, including Data privacy, to our Top risks in 2021. This reflects its role in supporting our business plans and strategy, as well as the rising cyber threat landscape and the importance of controls over personal data. We have a central Data programme with clear deliverables that will improve our data management capabilities in line with our approved Data Strategy.
Brexit
We are maintaining a watching brief on external developments with respect to the Northern Ireland Protocol and the potential wider trade and economic risks that could evolve, should the UK Government trigger Article 16. Our earlier Brexit plans remain relevant in mitigating any potential risks.
Building and maintaining capital strength and Pension risk
We saw sustained resilience and improvement in our Regulatory Capital and Pension fund metrics throughout 2021. Detailed analysis is set out in the Risk review.
Third Party Risk Management
We are progressing with a programme of work to enhance our controls and governance arrangements. Regulatory requirements relating to the management of outsourced services continue to increase. We are on track to meet the 31 March 2022 industry deadline set by the PRA's Supervisory Statement, issued in March 2021.
Ring-Fencing
Ring-fencing was retained as a Top Risk in order to maintain our focus on ongoing governance and compliance, as we continue to assess the quality and maturity of controls.
Emerging risks
Highlighted below are our emerging risks in focus in 2021 and our associated management actions. Climate Change and Data Management both transitioned to Top Risks and are covered in that section of the report. All of these remaining risks will likely be in focus again in 2022, given that they are continuing to evolve.
Broader geopolitical and social risks, including invasion by Russia of Ukraine
During the course of the past two years, since the onset of the Covid-19 pandemic, a number of broader risks have evolved and may present future headwinds. These include, geopolitical tensions between regions across the world, global supply chain pressures (which have already fuelled inflationary pressures), stretched household finances, and emerging social unrest.
These factors are also likely to play into increased localised political risk, including in the UK. We are closely following these developments and the potential for any material impacts which may need to be taken into consideration in our future business plans.
Rapid technological change and customer behaviour
Our multi-year transformation programme, with a focus on investment in digitalisation and automation, is aimed at designing compelling propositions for targeted customer segments, reshaping customer interactions, and simplifying and digitising the business at scale for improved efficiency and returns.
However, we are cognisant of the Cyber, Cloud technology and Operational resilience risk implications of these developments, which we take account of in our development strategy. Our overall approach reflects the continued acceleration of existing strong trends towards customer digital adoption via mobile and online banking.
Intense Market Competition
Enhancing our digital proposition remains key in supporting our customers' needs, retaining and growing our customer loyalty base, and addressing the commercial challenges of a highly competitive mortgage market.

Annual Report 2021	Santander UK plc 6

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Surplus deposits in ring-fenced banks remain a key driver of market pricing, and are a contributory factor towards pressures on net interest margins. As well as the elevated competition between incumbent banks, new entrants backed by other large multi-national banks are also launching in the UK offering competitive incentives to compete in the growing digital market, as well as savings, lending and investment markets.
Demanding regulatory agenda
We remain vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity.
Like all UK banks we will continue to face a demanding and complex regulatory agenda in 2022 and beyond, focused on consumer outcomes, addressing consumer detriment, price regulation and vulnerability, competition, Climate Change and Consumer Duty. We also continue to engage regularly with the ECB on regulatory issues such as models development and implementation. These challenges, increase the level of operational risk, and also the costs of compliance and business model changes, with the potential to constrain our capacity to invest in transformation projects.
Extended Government involvement in banking and markets
Government policy interventions continue to broaden in the UK Banking Sector, with the potential to significantly impact future business plans, costs and revenues. We continue to focus on support for our customers as government lending and other Covid-19 support schemes, including furlough, have rolled-off. UK banks' policies and actions will remain under intense scrutiny by Regulators and the Government, during the evolving and challenging post pandemic period.
We are also assessing implications arising from the COP26 Climate Change Conference, including the need for financial institutions to disclose detailed plans and milestones to achieve net-zero targets.
Central Bank Digital Currencies (CBDC) and Crypto assets
We have responded to the Bank of England on its June 2021, paper, 'New Forms of Digital Money' (CBDC and stablecoins). Depending upon how these are implemented, there is a risk of a significant transfer of commercial bank deposits into these assets over time, increasing wholesale funding requirements and costs, and reducing the 'stickiness' of deposits in a stress.
There are also broader potential impacts on regulatory frameworks, and monetary and fiscal policy. We continue to monitor these developments as they evolve. We are also addressing the risk of crypto asset exposure, through our client onboarding policies and procedures, which are part of our Financial Crime Framework.
Disruption of UK macro-economic factors
As part of our business planning, budget forecasts and stress testing processes, we closely track and take account of the key factors that impact our business such as house prices, GDP, inflation, unemployment and interest rates. In 2021, the Bank of England commented that longer term structural shifts, such as the way we work, could impact the valuations of certain assets such as commercial real estate and residential property. The recent increases in housing demand and prices may also reflect these more persistent drivers, and may not fall back to pre-pandemic levels now that tax incentives have been removed.
We are also monitoring the potential for emerging inflation related risks to result in increased levels of debt and defaults. We consider this risk in our scenario ranges for our expected credit loss assessments. The Bank of England has notified an intention to consult on considering withdrawing explicit FPC guidance with regards to mortgage affordability stressing, although we note that the Loan to Income flow limit is expected to remain.

Task Force on Climate-related Financial Disclosures
We are implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and taking action to meet the expectations set by the PRA, BoE and FCA. This requires wide-ranging collaboration both within the bank and externally to develop the tools and methodologies needed. As such, we have adopted a unified approach across the Santander UK Group Holdings plc group and therefore present disclosures on that basis in the Santander UK Group Holdings plc group Annual Report.

Annual Report 2021	Santander UK plc 7

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Financial overview
Development and performance of our business in 2021
Information on the development and performance of our business in the year is set out in the ‘Income statement review’ section of the Financial review.
Our position at 31 December 2021
Information on our position at the end of the year is set out in the ‘Balance sheet review’ section of the Financial review.

Sustainability review
We strive to create value for all our stakeholders, by delivering on our commitment to be a more responsible bank. This section is designed to be read together with our Environmental, Social and Governance (ESG) Supplement.
Customers

Financial inclusion
Financial inclusion is an important element in our aspiration to become a digital bank with a human touch. It is a key part of our Sustainability and Responsible Banking strategy. We have made good progress in recent years and to enhance this further we developed a new overarching Financial Inclusion strategy in 2021 with three focus areas: Financial education and knowledge; an inclusive portfolio of products and services; and customer care. A key goal of the strategy is to help customers to become more financially resilient and support them with appropriate, fair and simple products and services. A new financial inclusion working group is responsible for coordinating our approach and enhancing collaboration across the bank.
Meeting our customers changing needs
In response to changing customer behaviour we aim to simplify our bank and utilise technology to better meet our customers' needs; ensuring we do this in an inclusive way whether it's virtually or face to face.
Supporting SMEs through economic recovery
Santander Breakthrough is our small and medium-sized business (SME) initiative providing tools and resources to help SMEs prosper. In 2021, we focused on supporting companies to re-focus their strategies post-pandemic, ongoing mentoring for women in business and helping under-represented businesses.
Shareholders
Part of a global bank
We are a subsidiary of Banco Santander SA and our ordinary shares are all held by Banco Santander group companies and are not listed. Our preference shares are listed on the London Stock Exchange and we also have other equity instruments in the form of AT1 securities.
Consistent shareholder returns
Our operations are consistently profitable and we have paid a dividend every year since 2008. Dividends are paid in line with our dividend policy following review and approval by the Santander UK Board. This ensures that our capital strength and resilience is maintained.
Investor engagement
Our Investor Relations team actively engages with institutional investors globally, working alongside our funding and capital teams for new issuances and building and maintaining relationships with fixed income investors and analysts.

Annual Report 2021	Santander UK plc 8

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

People
Culture
Our culture, The Santander Way, encompasses our purpose, values, behaviours and ways of working. Our values – Simple, Personal, Fair – reflect how we work. We are tremendously proud of, and grateful to, our people for how they have risen to the challenges of the pandemic while demonstrating our culture and values.
Inclusion and belonging
Our commitment is to be a truly inclusive organisation, one that reflects our customer base and communities. Our Everyday Inclusion strategy prioritises the themes of intersectionality, respect, balanced representation, leadership, advocacy, allyship, transparency and accountability. The strategy focuses on how we attract, recruit, develop and retain the most talented and diverse people. More details on our work and progress towards our goal of belonging can be found in our annual Pay Gap report found on our website.
Wellbeing
The wellbeing and safety of our colleagues has remained at the centre of our response to the pandemic. Our comprehensive approach is divided into mental, physical, social and financial wellbeing and our internal Wellbeing Hub provides information on wellbeing topics and support options. Our approach has been recognised as industry leading through the Great Places to Work Excellence in Wellbeing accreditation.
Fair Pay & Transparency
We review our reward framework annually against the external market. We are proud to have been an accredited Real Living Wage employer since 2015. We assess salary reviews, and changes to reward policies, for any adverse impacts on a particular group. Salary ranges and Pay Progression arrangement are visible to all colleagues. We also published our ethnicity data in more detail this year.

Ways of Working
With 71% of colleagues working from home during the pandemic, we have a unique opportunity to review our working practices. Our future ways of working project is reviewing the needs of our workforce.
Our priorities going forward
Our cultural priorities in 2022 will continue to focus on being an inclusive and responsible organisation, growing the skills and capabilities needed for the future. We will also continue to embed the positive new ways of working that we have learned and adapted to in response to the pandemic. Our priority will be to engage our people on how it will enable great customer outcomes and continuously improve our culture.
Communities
Financial Education
We know that financial education and knowledge provides an important benefit to communities across the UK. As part of our new Financial Inclusion strategy, we have several initiatives and partnerships focused on raising confidence with numbers and money matters, especially with young people. These are key skills supporting financial inclusion and over time we plan to expand our current initiatives to a wider audience including parents and older people. So far, we have delivered financial education resources to over 500,000 young people. For more on our approach and initiatives, please see our ESG Supplement.
Santander Foundation
In 2021, the Santander Foundation launched its Financial and Digital Empowerment Fund. The Fund supports charities that work to empower people with digital confidence, knowledge and skills, allowing them to make better, more informed decisions about money and to access financial services.
Santander Universities
In 2021, we launched Union Black, a new programme to tackle racism in higher education. Over three years, the programme will offer a free online course to four million staff and students at universities in the UK. Developed in response to Universities UK's 'Tackling racial harassment in higher education' report, the course has been designed to inspire cultural change across the higher education sector.
Focus on Mental Health
We work with the mental health charity, Mind, to provide our colleagues with practical tools and guidance that allow them to more confidently manage difficult conversations with customers, as well as manage the potential impact these conversations can have on their own wellbeing.
Digital Inclusion for Older People
We continued our partnership with Age UK in 2021 with phase two of GoDigital, our digital awareness and skills initiative for older people. The initiative reached a further 10,646 older people during the year through digital awareness events, adding to the 21,716 people reached in 2020. One-to-one support was provided to 883 older people (2020: 462) through a network of 41 digital champions.
Award-Winning Strategic Partnership
For three years, we have been working together with Alzheimer's Society to become the UK's best dementia-friendly bank and have won five awards. Our Dementia Steering Group which aims to improve products and services through the lived experience and other experts, improved 16 Santander UK products and services. Internally, over 50% of colleagues have taken a Dementia Friendly e-learning module, increasing understanding of dementia and consequently supporting co-workers and customers affected by dementia. Employees have also raised over £2m since the start of our partnership. For more information please see our ESG supplement.

Annual Report 2021	Santander UK plc 9

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Climate and Ethics
Responsible lending
As part of the Banco Santander group, we comply with the Equator Principles as a way to factor social, ethical and environmental impacts into our risk analysis and decision making for financial transactions.
Our Reputational Risk and Environmental, Social and Climate Change (ESCC) Risk policies define how we create long-term value while managing those risks. Our policies cover Oil & Gas, Power Generation & Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for Coal-fired power plants (CFPP) projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
In line with Banco Santander's commitment, we will eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with over 10% revenue from thermal coal by 2030. We pay special attention to the ESCC risks of various activities and projects, including liquid natural gas facilities; deep-sea and ultra-deep-sea oilfields; nuclear power generation; solid and gaseous biomass; precious minerals and metals mining; and native tropical timber extraction.
We review all relationships and transactions with identified ESCC risks or reputational risks including human rights, to ensure they are within our risk appetite. Key decisions can be escalated to the Reputational Risk Forum and, if required, the Board.
Green finance
We changed how we track sustainable financing in 2021. A new internal guideline, the Banco Santander Sustainable Finance Classification System (SFCS) defines what investments can be considered green or social financing. Applying the SFCS we have identified the following as green financing: renewable energy and other green energy financing, mortgages on properties with A- or B- rated energy performance certificates and financing for green vehicles.
The SFCS uses harmonised definitions that provide consistency in tracking, reporting and managing sustainable finance at a Banco Santander level. The system was developed using best-in-class market frameworks, such as the EU Green Taxonomy, the ICMA Green/Social Bond Principles and LMA Green Loan Principles.
Anti-financial crime, anti-bribery and corruption
Our strategy seeks to deter, detect and disrupt financial crime. All colleagues receive mandatory fighting financial crime training, highlighting issues and risks across all types of financial crime. We also raise awareness through our anti-bribery and corruption day, which coincided with international anti-corruption day on 9 December. In 2021, we launched 36 enhanced training modules on financial crime topics, which were completed by 3,497 colleagues in high-risk roles.
Streamlined Energy and Carbon Reporting (SECR)
In 2021, we used 119,562,413 kWh of energy (2020: 123,152,495 kWh) and emitted 6,321 tCO2e of greenhouse gas emissions (market-based emissions) (2020: 6,452 tCO2e). This equates to 0.35 tCO2e per employee (2020: 0.31 tCO2e). The increase was due to a decreased workforce. We calculate our emissions using the UK government Department for Business, Energy and Industrial Strategy (BEIS) conversion factors. Our total Scope 1, 2 and 3 emissions were:

Scope 1 C02e	6074
Scope 2 CO2e - Location-based	18860
Scope 2 Co2e - Market-based	0
Scope 3 Co2e - business travel only	247

Excludes properties used by Santander Financial Services plc in Jersey and the Isle of Man.

More information can be found in our ESG Supplement.
Regarding energy efficiency improvements, in 2021 there were ongoing refurbishments at Triton Square with new LED lighting, FCU (fan coil unit) replacement, and HVAC upgrades. Uninterruptible Power Supply systems have been replaced at our Belfast and Bradford offices. Condensing boiler control strategies have also been updated following a range of boiler upgrades between 2019 and 2021.

Annual Report 2021	Santander UK plc 10

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Stakeholder voice in the boardroom
The Directors are committed to ensuring they take into account the likely impact of any decision in the long-term, as well as the interests of our stakeholders. This report aims to describing how we have met these responsibilities during 2021, with an example included to bring it to life. Further examples can be found in the Santander UK Group Holdings plc 2021 Annual Report. A more comprehensive report is set out in the consolidated strategic report of the Company’s holding company, Santander UK Group Holdings plc. This summary extracts highlights for ease of reference.
The Board has identified four key stakeholder groups whose interests and needs it regularly considers because they are key both to achieving Santander UK’s Purpose of Helping People and Businesses Prosper and to delivering our strategic priority of becoming a Sustainable and Responsible Bank. These stakeholders are our customers, people, shareholders and communities. Although not a 'stakeholder' as such, we also spend time considering Santander UK's response to climate change.
We engage with our stakeholders in a variety of ways in order to understand their needs, priorities and concerns. Although Covid-19 has limited our ability to meet face to face, during 2021 we have continued this engagement as far as possible online and face to face when allowed and safe to do so. The Board recognises that our stakeholders’ interests are not always aligned, and sometimes we need to make difficult choices. However, we believe that our stakeholders’ interests are linked to a great extent and ensuring that we deliver for one will often positively impact others’ interests. For example, providing excellent products and customer service:
–ensures value for our customers because we are meeting or exceeding their needs.
–drives value for our investors because the company should be more profitable as a result.
–ensures that the communities where we operate are getting the support they need from us.
–provides job satisfaction for our people. It also provides financial reward because our people's bonuses are linked to the delivery of good customer service.
–meets the regulators’ requirements to treat customers fairly and protect their interests.
–supports the environment where we are able to provide excellent environmentally friendly products which our customers need.
–supports the long-term success of the company.
Transforming Santander UK to deliver long-term success for all our stakeholders
2021 was the third year of our multi-year plan to transform Santander UK for the benefit of all our stakeholders in the long-term. Our Transform for Success Programme is aimed at making Santander UK a more simple, efficient and digitised business which will allow it to focus and deliver on its core purpose of Helping People and Businesses Prosper.
The Board has continued to oversee the delivery of the Transforming for Success Programme. We recognise that transforming a business is a challenging time, with many competing priorities on our people. If not managed carefully, these competing priorities can put at risk the success of the programme or destabilise the continued delivery of high-quality service to our customers. Successful delivery of the transformation falls, to a great extent, on the heads of the same people who are responsible for the day-to-day running of the business. The Board has therefore received at least quarterly updates on progress. During these reviews, we scrutinise delivery plans and seek to understand the stretch that our people are under and the impact on the business and its stakeholders, in order to safeguard the business for today and in the long term. In Q1 2021 we encouraged management to re-assess the prioritisation of projects that sit within the Transforming for Success programme as well as the hiring of new members of senior management and technical specialists to help spread the load. In response, management moved delivery deadlines of some projects back and successfully completed key new hires. This has helped to ensure the safety of the business and the well-being of our people.

Annual Report 2021	Santander UK plc 11

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Financial review
	Contents
Critical factors affecting results	Income statement review	13
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
Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in ‘Critical Judgements and Accounting Estimates’ in Note 1 to the Consolidated Financial Statements.	Summarised Consolidated Income Statement	13
	Profit before tax by segment	14
	Balance sheet review	15
	Summarised Consolidated Balance Sheet	15
	Customer balances	16
	Cash flows	18
	Summarised Consolidated Cash Flow Statement	18
	Capital and funding	19
	Liquidity	19

Annual Report 2021	Santander UK plc 12

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT

	2021	2020(2)
	£m	£m
Net interest income	3,949	3,388
Non-interest income(1)	550	464
Total operating income	4,499	3,852
Operating expenses before credit impairment write-backs/losses, provisions and charges	(2,510)	(2,390)
Credit impairment write-backs/ (losses)	233	(638)
Provisions for other liabilities and charges	(377)	(264)
Total operating credit impairment write-backs/losses, provisions and charges	(144)	(902)
Profit from continuing operations before tax	1,845	560
Tax on profit from continuing operations	(492)	(121)
Profit from continuing operations after tax	1,353	439
Profit/(loss) from discontinued operations after tax	31	32
Profit after tax	1,384	471

Attributable to:
Equity holders of the parent	1,365	452
Non- controlling interests	19	19
Profit after tax	1,384	471
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)Adjusted to reflect the presentation of discontinued operations as set out in Note 43 to the Consolidated Financial Statements.
A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.
2021 compared to 2020
Profit from continuing operations before tax was up 229% to £1,845m due to the factors outlined below. By income statement line item, the movements were:
–Net interest income was up 17%, with repricing actions on the 1I2I3 Current Account and other deposits offsetting 2020 base rate cuts and back book mortgage margin pressure, including £1.9bn net attrition on SVR and Follow on Rate products (2020: £1.8bn).
–Non-interest income was up 19%, with the gain on sale of our UK head office in Q2 2021 partially offset by significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts.
–Operating expenses before credit impairment write-backs/losses, provisions and charges up 5% largely related to the transformation programme including the closure of 111 branches and 40% reduction in head office space.
–Credit impairment write-backs of £233m were largely due to net releases related to the improved economic outlook and Covid-19 PMAs. In 2020 we made a significant charge for Covid-19 related PMAs. New to arrears flows and Stage 3 defaults remain low as all portfolios continue to perform resiliently. Notable changes in ECL are outlined in the Credit risk section of the Risk review.
–Provisions for other liabilities and charges increased 43% to £377m, largely related to the transformation programme.
–Tax on profit from continuing operations increased to £492m driven by a higher profit. The effective tax rate of 26.7% (2020: 21.6%) was higher as the proportion of profits subject to the bank surcharge increased.

Profit from discontinued operations after tax of £31m) relates to the Corporate & Investment Banking business. In 2021 this comprised the profit before tax of the discontinued operations of £43m (2020: £45m) and a tax charge of £12m (2020: £13m).
Please refer to the Financial review section of our Annual Report on Form 20-F for the year ended 31 December 2020 for a comparative discussion of 2020 financial results compared to 2019.

Annual Report 2021	Santander UK plc 13

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

PROFIT BEFORE TAX BY SEGMENT
Continuing operations
The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 2 to the Consolidated Financial Statements.

	Retail Banking(2)	Consumer Finance (2)	Corporate & Commercial Banking	Corporate Centre	Total
2021	£m	£m	£m	£m	£m
Net interest income/(expense)	3,356	233	401	(41)	3,949
Non-interest income(1)	205	178	109	58	550
Total operating income	3,561	411	510	17	4,499
Operating expenses before credit impairment write-backs, provisions and charges	(1,701)	(163)	(365)	(281)	(2,510)
Credit impairment write-backs	98	33	91	11	233
Provisions for other liabilities and charges	(185)	4	(34)	(162)	(377)
Total operating credit impairment write-backs, provisions and charges	(87)	37	57	(151)	(144)
Profit from continuing operations before tax	1,773	285	202	(415)	1,845

2020(3)
Net interest income/(expense)	2,753	264	363	8	3,388
Non-interest income(1)	245	127	94	(2)	464
Total operating income/(expense)	2,998	391	457	6	3,852
Operating expenses before credit impairment losses, provisions and charges	(1,792)	(166)	(324)	(108)	(2,390)
Credit impairment losses	(264)	(44)	(294)	(36)	(638)
Provisions for other liabilities and charges	(157)	(8)	(6)	(93)	(264)
Total operating credit impairment losses, provisions and charges	(421)	(52)	(300)	(129)	(902)
Profit from continuing operations before tax	785	173	(167)	(231)	560
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)The segmental basis of presentation has changed following a management review of our structure. Segmental income statements and customer balances for 2020 have been restated to reflect the resegmentation of the Retail Banking segment into the Retail Banking and Consumer Finance segments. See Note 2 to the Consolidated Financial Statements.
(3)Adjusted to reflect the presentation of discontinued operations as set out in Note 43 to the Consolidated Financial Statements.
2021 compared to 2020
–For Retail Banking, profit increased due to growth in mortgage lending, higher mortgage early redemption charges, improved margin reflecting interest rate changes on the 1I2I3 Current Account and lower funding costs as well as credit impairment write-backs.
–For Consumer Finance, profit increased reflecting an increase in the residual value of cars, lower funding costs and credit impairment write-backs, partially offset by the impact of the sale of our PSA shareholding.
–For Corporate & Commercial Banking, profit increased due to lower customer deposit rates, higher fee income and credit impairment write-backs.
–For Corporate Centre, loss increased due to higher transformation programme spending.

Annual Report 2021	Santander UK plc 14

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Balance sheet review
SUMMARISED CONSOLIDATED BALANCE SHEET

	2021	2020
	£m	£m
Assets
Cash and balances at central banks	48,139	41,250
Financial assets at fair value through profit or loss	1,866	3,614
Financial assets at amortised cost	224,452	231,194
Financial assets at fair value through other comprehensive income	5,851	8,950
Interest in other entities	201	172
Property, plant and equipment	1,548	1,734
Retirement benefit assets	1,572	495
Tax, intangibles and other assets	3,469	4,923
Total assets	287,098	292,332
Liabilities
Financial liabilities at fair value through profit or loss	1,580	3,018
Financial liabilities at amortised cost	266,247	270,063
Retirement benefit obligations	37	403
Tax, other liabilities and provisions	3,132	2,912
Total liabilities	270,996	276,396
Equity
Total shareholders’ equity	16,102	15,774
Non-controlling interests	—	162
Total equity	16,102	15,936
Total liabilities and equity	287,098	292,332
A more detailed Consolidated Balance Sheet is contained in the Consolidated Financial Statements.
2021 compared to 2020

Assets
Cash and balances at central banks
Cash and balances at central banks increased by 17% to £48,139m at 31 December 2021 (2020: £41,250m). This was driven by cash inflows generated from an increase in our drawdown of TFSME, the sale and maturity of sovereign debt securities held in our liquid asset portfolio, lower net reverse repurchase agreements and a reduction in corporate lending (outside the Government's Coronavirus loan schemes) and non-mortgage related retail lending partially offset by net cash outflows from the issue, maturity and buyback of debt securities and an increase in mortgage lending.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss decreased by 48% to £1,866m at 31 December 2021 (2020: £3,614m), mainly due to a £2.4bn decrease in exchange rate and interest rate derivative contracts held for hedging.
Financial assets at amortised cost
Financial assets at amortised cost decreased by 3% to £224,452m at 31 December 2021 (2020: £231,194m), largely driven by a £6.9bn decrease in reverse repurchase agreements driven by normal business activities, a reduction in corporate lending (outside the Government's Coronavirus loan schemes), non-mortgage related retail lending and the maturity of UK Government Gilts partially offset by an increase in mortgage lending.

Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income decreased by 35% to £5,851m at 31 December 2021 (2020: £8,950m) mainly due to a decrease in Japanese government bonds and other bonds.
Property, plant and equipment
Property, plant and equipment decreased by 11% to £1,548m at 31 December 2021 (2020: £1,734m) reflecting freehold and leasehold property sales including the sale of our London head office.
Retirement benefit assets
Retirement benefit assets increased by 218% to £1,572m at 31 December 2021 (2020: £495m). This was mainly due to actuarial gains in the year driven by an increase in the discount rate and positive returns on assets partially offset by actuarial losses due to higher inflation.
Tax, intangibles and other assets
Tax, intangibles and other assets decreased by 30% to £3,469m at 31 December 2021 (2020: £4,923m), mainly due to hedge adjustments resulting from an increase in the 5-year GBP SONIA rate over the year.

Annual Report 2021	Santander UK plc 15

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Liabilities
Financial liabilities at amortised cost
Financial liabilities at amortised cost decreased by 1% to £266,247m at 31 December 2021 (2020: £270,063m). This was mainly due to maturities and buybacks across a range of debt securities partially offset by new issuances of £10.0bn, a decrease in non-trading repurchase agreements as part of normal business activities of £4.1bn, and a reduction in customer time deposits and other customer deposits partially offset by a £14.0bn increase in TFSME related time deposits by banks, increases in current, demand and savings accounts and decreased cash collateral.
Retirement benefit obligations
Retirement benefit obligations decreased by 91% to £37m at 31 December 2021 (2020: £403m). This was due to actuarial gains over the year driven by an increase in the discount rate and positive returns on assets partially offset by actuarial losses due to higher inflation. In 2021, all remaining sections in deficit in the defined benefit scheme moved into surplus, leaving only the unfunded pension and post-retirement medical benefit arrangements.

Equity
Total shareholders’ equity
Total shareholders’ equity increased by 2% to £16,102m at 31 December 2021 (2020: £15,774m). This increase was principally due to retained profits for the period, pension remeasurement partially offset by the net redemption of other equity instruments, decreases in the fair value of cash flow hedges, and dividends paid including the payment of an additional ordinary dividend (on top of the ordinary dividend based on 50% of retained profits for the year) reflecting the capital allocated to the Corporate & Investment Banking business and PSA shareholding transferred.

CUSTOMER BALANCES
Consolidated

	2021	2020
	£bn	£bn
Customer loans	207.3	207.0
Other assets	79.8	85.3
Total assets	287.1	292.3
Customer deposits	186.2	185.7
Total wholesale funding	65.2	63.1
Other liabilities	19.6	27.5
Total liabilities	271.0	276.3
Shareholders' equity	16.1	15.8
Non-controlling interest	—	0.2
Total liabilities and equity	287.1	292.3

Further analyses of credit risk on customer loans, and on our funding strategy, are included in the Credit risk and Liquidity risk sections of the Risk review.
2021 compared to 2020
–Customer loans increased £0.3bn, with £7.5bn net mortgage lending (£33.6bn of gross lending) largely offset by £6.0bn of asset sales and transfer of the CIB segment, a significant part of which was moved to SLB under a Part VII banking business transfer scheme, which completed on 11 October 2021. The residual parts of CIB were wound down or transferred to other segments during 2021.
–Customer deposits increased £0.5bn, with growth in Retail Banking, CCB and Corporate Centre partially offset by the transfer of CIB. 1I2I3 Current Account balances grew to £58bn (2020: £57bn) despite repricing actions taken during 2020 and 2021.
–Other assets and other liabilities fell, primarily reflecting our approach to liquidity management during 2021.

Annual Report 2021	Santander UK plc 16

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Customer loans by segment

	2021	2020
	£bn	£bn
Retail Banking	183.0	175.4
Consumer Finance	5.0	8.0
CCB [1]	17.0	17.6
Corporate Centre [2]	2.3	3.2
CIB	—	2.8
Total	207.3	207.0
(1) CCB customer loans includes £4.4bn of CRE loans (2020: £5.0bn).
(2) Corporate centre customer loans includes Social Housing lending of £2.2bn (2020: £3.0bn).

Customer deposits by segment

	2021	2020
	£bn	£bn
Retail Banking	157.0	152.2
CCB customer	25.6	25.0
Corporate centre	3.6	2.0
CIB	—	6.5
Total	186.2	185.7

Retail Banking customer loans and customer deposits by portfolio

	2021	2020
	£bn	£bn
Mortgages	174.7	166.7
Business banking	3.5	3.9
Other unsecured lending	4.8	4.8
Retail Banking customer loans	183.0	175.4
Current accounts	80.7	75.6
Savings	57.8	57.4
Business banking accounts	13.1	13.4
Other retail products	5.4	5.8
Retail Banking customer deposits	157.0	152.2

Corporate loans by segment

	2021	2020
	£bn	£bn
Retail Banking (primarily BBLS through Business Banking)	3.5	3.9
CCB	17.0	17.6
Corporate Centre (primarily Social Housing)	2.3	3.2
CIB	—	2.8
Total	22.8	27.5

Annual Report 2021	Santander UK plc 17

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Cash flows
SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2021	2020
	£m	£m
Net cash flows from operating activities	10,846	18,823
Net cash flows from investing activities	3,077	6,636
Net cash flows from financing activities	(10,753)	(6,773)
Change in cash and cash equivalents	3,170	18,686
A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2021 and 2020 were as follows:
In 2021, the net cash inflows from operating activities of £10,846m resulted from net cash inflows generated from profits in the year and higher customer deposits, partially offset by a decrease in repurchase agreements. The net cash inflows from investing activities of £3,077m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash outflows from financing activities mainly reflected net cash outflows relating to debt securities in issue. These resulted in cash and cash equivalents increasing by £3,170m in the year.
In 2020, the net cash inflows from operating activities of £18,823m resulted from net cash inflows generated from profits in the year and higher customer deposits, offset by additional retail and corporate lending. The net cash inflows from investing activities of £6,636m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash outflows from financing activities mainly reflected net cash outflows relating to debt securities in issue. These resulted in cash and cash equivalents increasing by £18,686m in the year.
Cash flow requirements
For details of our cash flow requirements over the next 12 months and in the longer term and how we plan to meet them, see the Liquidity risk section of the Risk review.
Material cash requirements
Our material commitments under commercial contracts at 31 December 2021 were as follows:
–For cash flows and maturities relating to Derivatives, Deposits by customers, Deposits by banks, Debt securities in issue, Subordinated liabilities and Lease obligations, see Note 40 to the Consolidated Financial Statements. The maturities of financial liabilities and off-balance sheet commitments table analyses the maturities of the cash flows based on the remaining period to the contractual maturity date at the balance sheet date. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. For further details, see the Liquidity risk section of the Risk review.
–For details of cash flows and maturities relating to Retirement benefit obligations including employer contributions and funding see Note 30 to the Consolidated Financial Statements.
–Purchase obligations: We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations. Total purchase obligations, all of which are due within 1 year, totalled £447m.

Annual Report 2021	Santander UK plc 18

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Capital and funding

	2021	2020
	£bn	£bn
Capital
CET1 capital	10.8	11.1
Total qualifying regulatory capital	14.8	15.2
CET1 capital ratio	16.1%	15.4%
Total capital ratio	21.9%	21.2%
Risk-weighted assets	67.1	71.9
Funding
Total wholesale funding and AT1	67.4	65.3
–of which with a residual maturity of less than one year	10.2	21.1

Liquidity

	2021	2020
	£bn	£bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	166%	150%
LCR eligible liquidity pool	51.4	51.5

Further analysis of capital, funding and liquidity is included in the Capital risk and Liquidity risk sections of the Risk review.
2021 compared to 2020
–CET1 capital ratio increased 70 basis points to 16.1%, 590bps above the MDA threshold, largely due to lower RWAs and retained profit.
–Total capital ratio increased by c70bps to 21.9%, with lower RWA and retained profits offsetting the reduction in AT1 securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.
–We drew further on TFSME in Q4 2021, with £31.9bn outstanding at the year-end. We repaid all TFS outstanding. We issued £2.8bn of MREL eligible senior unsecured securities. Wholesale funding costs improved in 2021 with buy backs and maturities being refinanced at lower cost.
–The RFB DoLSub LCR of 166% increased (2020: 150%) and remains significantly above regulatory requirements.
–We paid £1,346m interim ordinary share dividends related to 2021 profit and an assessment of capital surpluses (2020: £103m). Dividends were paid in line with our dividend policy following review and approval by the Santander UK Board.
–Our structural hedge position remained broadly stable at circa £103bn, with an average duration of circa 2.6 years.
–RWA reduced circa £6bn following a sale of our PSA shareholding to PSA Financial Services Spain, the transfer of Corporate & Investment Banking to the London branch of Banco Santander SA, the sale of our London head office and the sale of a £0.6bn retail mortgage portfolio. These sales and transfers reduced customer loans by £6.0bn.

Annual Report 2021	Santander UK plc 19

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Governance

Our governance	Contents
The UK Corporate Governance Code 2018 (the Code) sets out the framework for premium listed companies in the UK. Although the Company does not have premium listed shares on the London Stock Exchange, and does not need to comply with the Code, the Board has chosen to voluntarily adopt those principles of the Code that are considered appropriate for the Company.
This Governance section details how the Company has applied and complied with the principles and provisions of the Code. Any principles and provisions of the Code that are not complied with are detailed in the Directors' Report. The Board confirms that we complied with all of the provisions set out in the Code for the period under review, unless otherwise detailed in the Directors' Report.

	Governance	20
	Board of Directors	21
	Corporate Governance report	24
	Chair's report on corporate governance	24
	Directors' Remuneration report	29
	Remuneration policy report	29
	Remuneration implementation report	32
	Board and committee membership and attendance	36
How our governance supports the delivery of our strategy	Directors' report	37
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

Annual Report 2021	Santander UK plc 20

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Board of Directors
1 William Vereker
Chair
Appointed 1 November 2020 (Chair) Previously Independent Non-Executive Director from 1 October 2020.
Skills and experience
William is an experienced and well-respected Banker, previously having served as Global Head of Investment Banking for UBS (2013 – 2018), and prior to that holding a number of leadership roles at Nomura, Lehman Brothers and Morgan Stanley. From 2018 to 2019 he served as the Prime Minister’s Business Envoy. He was a Vice Chairman at JP Morgan until October 2020. William has been a member of the Nomination Committee since 1 October 2020.
Other principal appointments
Chair of Santander UK Group Holdings plc*. Member of the UK Investment Council. Member and Special Advisor of Delancey Credit and Income Fund GP – Investment Committee. Chairman of Gonville & Caius Development Advisory Group.
Board Committee memberships
Board Nomination Committee
2 Lisa Fretwell
Independent Non-Executive Director
Appointed 1 January 2022
Skills and experience
Lisa has 25 years’ experience within the financial services, technology, retail, and manufacturing industries in both business and consulting roles. She holds a first-class honours degree in Chemical engineering from the University of Birmingham and an MBA from Cranfield Business School. She was awarded Business Leader of the Year by Women in Credit in 2020. Lisa joined Santander from Experian, where she was Managing Director of Experian UK’s Data Business from 2019 - 2021. Prior to this, Lisa held various senior roles at Cisco for over 10 years, including Vice President of Software and Operations and Managing Director of Consulting Services and Internet Business Solutions. Lisa also held roles at Capgemini and Procter & Gamble before joining Cisco.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*.
Board Committee memberships
Board Audit Committee
Board Risk Committee
Board Responsible Banking Committee

3 Annemarie Durbin
Independent Non-Executive Director,
Employee Designated Director,
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
Other principal appointments
Chair of Cater Allen Limited*. Non-Executive Director and Chair of Remuneration Committee of Persimmon Plc.
Board Committee memberships
Board Nomination Committee
Board Remuneration Committee
Board Responsible Banking Committee
Board Risk Committee
Board Audit Committee
4 Ed Giera
Independent Non-Executive Director, Senior Independent Director
Ed was appointed Independent Non-Executive Director on 19 August 2015 and Senior Independent Non-Executive Director on 7 April 2021.
Skills and experience
Ed’s executive career was with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co. where he held positions as Global Head of Pension Advisory, Head of Capital Markets for the EMEA region, and other senior roles. Ed is currently a Partner and Manager of Boscobel Place Capital LLC, a private investment partnership focused on the global financial services sector, and Principal of EJ Giera LLC, providing corporate finance advisory and fiduciary services. Ed was formerly a Non-Executive Director at Pension Corporation Group Limited, a holding company for the Pension Insurance Corporation, where he chaired the Board Audit & Risk Committee. He has also served as a Non-Executive Director for ICBC Standard Bank plc; for the Renshaw Bay Real Estate Fund and Renshaw Bay Structured Finance Opportunity Fund, respectively; and for NovaTech LLC.

Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director of Rothesay Life Plc.
Board Committee memberships
Board Audit Committee
Board Nomination Committee
Board Responsible Banking Committee
Board Risk Committee
Board Remuneration Committee

5 Chris Jones
Independent Non-Executive Director,
Whistleblowers' Champion
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
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Audit and Risk Committee member of the Wellcome Trust. Independent Non-Executive Director of Legal & General Investment Management (Holdings) Limited.
Board Committee memberships
Board Audit Committee
Board Remuneration Committee
Board Responsible Banking Committee
Board Risk Committee
Whistleblowers' Champion

* Part of the Banco Santander group.

Annual Report 2021	Santander UK plc 21

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Other principal appointments
Mark is a Trustee of The Photographers Gallery.
Board Committee memberships
Board Remuneration Committee
Board Responsible Banking Committee
Board Risk Committee
7 Antonio Simões
Banco Santander Nominated
Non-Executive Director
Appointed 30 April 2021
Skills and experience
Antonio is currently CEO of Spain and Head of Europe for Banco Santander. He joined the Banco Santander group in September 2020 as regional head of Europe with managerial responsibility and oversight of the bank’s businesses in Europe with reporting lines from the country heads of Spain, UK, Portugal and Poland. He joined Banco Santander group from HSBC where, for 13 years, he led a number of businesses, both in London and Hong Kong. Most recently he was CEO, Global Private Banking and before that Antonio was CEO for the UK and continental Europe. Before joining HSBC, he was a partner at McKinsey & Company in their London office and also at Goldman Sachs.
Other principal appointments
Non-Executive Director of Santander UK Group Holdings plc*. Trustee for the Prince’s Trust International. Director of PagoNxT SL (Spain)*.

* Part of the Banco Santander group.

8 Pamela Walkden
Banco Santander Nominated
Non-Executive Director
Appointed 1 October 2021
Skills and experience
Pamela has served in a number of senior management positions predominantly at Standard Chartered Bank, including as Group Head of Human Resources, Chief Risk Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of Corporate Affairs and Group Manager of Investor Relations.
In addition, she served as an independent member of the UK Prudential Regulation Authority (PRA) Regulatory Reform Panel and as a member of the European Banking Authority Stakeholder Group.
Other principal appointments
Non-Executive Director of Santander UK Group Holdings plc* since 1 October 2021. Independent Non-Executive Director and Chair of the Audit Committee in Banco Santander SA. Member of the Advisory Board at JD Haspel Limited.
Board Committee memberships
Board Risk Committee
Board Nomination Committee

9 Dirk Marzluf
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
Other principal appointments
Chairman of Santander Global Operations SA* and Santander Global Technology SL.* Director of Ebury Partners Limited.
10 The Rt Hon. the Baroness Morgan of Cotes
Independent Non-Executive Director
Appointed 10 August 2021
Skills and experience
Nicky Morgan is a former MP, Cabinet Minister and Chair of the House of Commons Treasury Committee and is now a member of the House of the Lords. She is a qualified solicitor by background and before being elected to Parliament spent 16 years with City law firms, focused on mergers and acquisitions and advisory work. Nicky possesses significant experience as a senior leader of high-profile large organisations, responsible for setting and overseeing implementation of strategy and communicating the organisation’s narrative and capabilities. She brings a wealth of experience from both a public and private perspective of the financial services sector, communications & media.
Other principal appointments
Non-Executive Director of Financial Services Compensation Scheme, Careers & Enterprise Company and Great Central Railway plc. Chair of the Association of British Insurers.
Board Committee memberships
Board Audit Committee
Board Responsible Banking Committee
Board Risk Committee

Annual Report 2021	Santander UK plc 22

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Board of Directors continued
11 Nathan Bostock
Executive Director,
Chief Executive Officer
Nathan was appointed Executive Director on 19 August 2014 and Chief Executive Officer on 29 September 2014
Skills and experience
Nathan joined Santander UK from The Royal Bank of Scotland plc (RBS), where he was an Executive Director and Group Finance Director. He previously held the post of Group Chief Risk Officer, having joined RBS in 2009. Nathan served on the Board of Abbey National plc (now Santander UK plc) as an Executive Director, from 2005 until 2009. He joined Abbey National plc in 2001, holding a number of senior positions including Chief Financial Officer and Executive Director of Finance, Markets and Human Resources.
Prior to joining RBS (now NatWest) he spent seven years with Chase Manhattan Bank, having previously qualified as a Chartered Accountant at Coopers & Lybrand (now PwC).
Other principal appointments
Chief Executive Officer of Santander UK Group Holdings plc*. Member of the Financial Services Trade and Investment Board.

12 Madhukar (Duke) Dayal
Executive Director,
Chief Financial Officer
Appointed 16 September 2019
Skills and experience
Duke has extensive financial services experience in a wide range of areas. Before joining Santander UK, he worked for Santander US* in Boston as CFO of Santander Holdings* (April 2016 – July 2019) and President and CEO of Santander Bank NA* (September 2017 – July 2019).
Prior to joining Santander, Duke was with BNP Paribas for six years, where he served as Chief Financial Officer for BNP Paribas USA Holdings, BancWest and Bank of the West in San Francisco. Before that he helped lead a private equity start-up for JP Morgan Chase & Co, Brysam Global Partners. Prior to that, he spent eight years with Citi in a variety of business and finance roles in New York, California, South Korea and Brussels.
Duke also served as a member of the Executive Committee on the Board of Trustees for the Institute of International Banking in New York, as a Board member of the Federal Home Loan Bank of Pittsburgh and is on the Board of Governors for Nottingham Trent University.
Other principal appointments
Chief Financial Officer of Santander UK Group Holdings plc*.

13 Mike Regnier
Incoming Executive Director,
Chief Executive Officer
Mike will stand for election as Executive Director and Chief Executive Officer at the Company's AGM on 1 April 2022.

Skills and experience
Mike will be joining Santander UK from Yorkshire Building Society (YBS), where he was a Board member since 2014 and Chief Executive since 2017. He previously held the posts of Chief Commercial Officer and Chief Customer Officer.
Mike began his career in strategic management consulting with a focus on Retail and Retail Financial Services. After management positions at Asda, he joined the banking sector and held a number of senior positions at Lloyds Banking Group, including Personal Current Accounts and Credit Cards Director, and Products and Marketing Director for TSB.
Mike has served as a Board Director of Visa UK, and Chairman of the merchant acquirer LTSB Cardnet. He was also Chair of the Building Societies Association from 2019 – 2021. Mike holds an MEng in Engineering, Economics & Management from Oxford, together with an MBA from INSEAD.

* Part of the Banco Santander group.

For full bios visit:
www.santander.co.uk/uk/about-santander

Annual Report 2021	Santander UK plc 23

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance

My report describes the roles, responsibilities and activities of the Board and its Committees.

“
The Board has been focused on succession planning and delivering on our transformation programme for the benefit of our customers.

William Vereker Chair 1 March 2022
Board activities Read more on p28
Committee membership and attendance Read more on p36

Our governance
Maintaining high standards of corporate governance are an essential element to ensure the long-term sustainable success of the Company.
In addition to the UK Corporate Governance Code 2018 (the Code) (the standard against which we measure ourselves), we also have internal governance practices and rules which are set out in a number of our key documents, principally:
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
The Board’s schedule and activities are planned to make sure that Directors have regard to the matters necessary to promote the success of the Company, including the broader implications of their decisions for all the Company’s stakeholders including its shareholder. Our statement of compliance with the Code can be found in the Directors' report.

Ring-fencing governance
The substantive business of the Santander UK group is conducted by Santander UK plc, our principal ring-fenced bank (RFB). Ring-fenced banks operate within governance rules defined and overseen by the PRA who have granted Santander UK plc certain ring-fencing governance rule modifications, subject to various safeguards. This allows for certain overlaps of the Board and senior management of Santander UK Group Holdings plc and Santander UK plc, recognising our ownership structure and chosen ring-fencing business model.
The key ring-fencing safeguards include:
–The requirement to have at least three ring-fenced bank Independent Non-Executive Directors (INEDs), of whom none are employees or directors of any other member of the ring-fenced bank's group other than a ring-fenced affiliate (referred to as Double INEDs (DINEDs)); and one of whom is designated senior ring-fencing director (SRD) responsible for making sure that processes to identify and manage any conflicts of interest between the RFB and other members of the RFB's group are operating effectively.
–The DINEDs and SRD have certain veto rights designed to protect the interests of the RFB.
–The requirement for an approved person who is part of the RFB risk management function and who is not a director of, employed by, or has any responsibilities for any other member of the RFB group other than a ring-fenced affiliate (RFB Risk Officer). The RFB Risk Officer has certain specific responsibilities in relation to identifying conflict matters.
–the Board and Committees of the two companies continue to be run substantially simultaneously to ensure efficiency and effectiveness whilst guaranteeing the independence and autonomy of RFB are appropriately protected. Under PRA rule modifications, the RFB Board and Board Committees must hold separate meetings at least twice a year to consider matters specific to the ring-fenced bank. The separate Board and Board Committee meetings of the RFB took place in July and December 2021.

Annual Report 2021	Santander UK plc 24

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued
At 31 December 2021, the four DINEDs of Santander UK plc were Garrett Curran, Annemarie Durbin, Mark Lewis and Nicky Morgan. In addition, Annemarie Durbin acts as the SRD of Santander UK plc.
In addition, the Board Committees of the RFB must comprise at least one DINED member (or two DINED members for the Board Audit Committee and the Board Risk Committee). Santander UK Group Holdings plc continues to benefit from the knowledge, skills and experience of the DINEDs, where appropriate, in the simultaneous Board and Committee meetings of both companies.
Board membership
At 31 December 2021, the Board of Santander UK Group Holdings plc consisted of the Chair (independent on appointment), two INEDs, two Group appointed Non-Executive Directors (GNEDs) and two Executive Directors (EDs). The Santander UK plc Board, at 31 December 2021, consisted of the Chair, six INEDs, two EDs and three GNEDs. The Board composition does not comply with the Code because our shareholder requires a maximum of 50% of the Board, including the Chair, to be independent.
Through the Board Nomination Committee, we make sure we have the right mix of individuals on the Board, giving an appropriate balance of knowledge, skills, experience and perspectives. Our aim of ensuring orderly succession for Board positions is supported by continuous and proactive processes. We take into account our strategic priorities and the main trends and factors affecting the sustainability and success of the business. We oversee and regularly review the development of a diverse pipeline for succession.
Changes to Board membership are set out in the Directors' report. During the year, Antonio Simoes Nicky Morgan and Pamela Walkden joined the Board as NEDs. In addition, we appointed Mike Regnier as CEO and Lisa Fretwell as an INED with these appointments taking effect in early 2022. All these appointees have valuable skills and experience of financial services, digital, strategy, development and execution and transformation. On behalf of the Board, I would like to thank Susan Allen, Garrett Curran, Genevieve Shore, Tony Prestedge, Ana Botin and Bruce Carnegie-Brown who stepped down during 2021 for their invaluable service to the Board and the Company.

All aspects of diversity form part of our Board succession planning process. In 2021 we set an aspirational target of having a minimum 33% and overall aim of 50% female representation on the Board by 2030 and at least one member from an ethnic minority by 2022. At 31 December 2021 we achieved 25% female representation and at least one member from an ethnic minority, with the level of female representation increasing to 33% on 1 January 2022 with the appointment of Lisa Fretwell.
Director inductions and training
The Company Secretary supports the Chair in designing individual inductions for NEDs, which include site visits and cover topics like strategy, balance sheet and capital, key risks and current issues including the legal and regulatory landscape. The delivery of our tailored NED induction programme for our new appointments continued through 2021, appropriately adapted in light of the pandemic to include a number of virtual site visits and interactions.
Lisa Fretwell, Antonio Simoes and Pamela Walkden and Nicky Morgan are benefiting from tailored induction programmes phased over a period of 12 months, which includes meeting with senior management, mentoring and site visits to branches, where appropriate and in a Covid-19 safe way.
Throughout 2021, we continued to deliver workshops for the Board to further develop their knowledge and understanding of key business issues including financial crime (including back book remediation), strategy, recovery and resolution, climate change, operational resilience, culture, responsible banking and mortgages.

Views of the workforce at the Board
Annemarie Durbin is the designated NED responsible for ensuring that the views of the workforce are made known to the Board.
During 2021, as well as extensive reporting on people issues to the Board (including the impacts of the pandemic on colleagues), Annemarie participated in focus groups, management forums and development workshops. She also had regular meetings with the Head of Culture, Inclusion and Experience to discuss matters like the employee voice and engagement survey results.

Board Committees
The Board delegates certain responsibilities to Board Committees to help discharge its duties. The Committees play an essential role in supporting the Board, giving focused oversight of key areas and aspects of the business. The role and responsibilities of the Board and Board Committees are set out in formal Terms of Reference. These are reviewed at least annually as part of the Corporate Governance Framework review.
Except for the Board Nomination and Board Risk Committees which have one GNED, all Committees are composed of INEDs only.
Additionally, the Board Committees of Santander UK plc met twice during the year, independently from the Board Committees of Santander UK Group Holdings plc.
Further details of the roles and responsibilities of the Board Committees are found below
Board Nomination Committee
Succession planning
The Committee leads a formal, rigorous and transparent process for the identification, nomination and recommendation of candidates for appointments to the Board and senior management. Part of the process is ensuring that there are succession plans in place for both Board and key management positions encompassing internal and external candidates and that there is a skills and diversity matrix which takes account of the future strategic direction of the Company and its needs. This matrix is also used to track the Board's strengths and identify any gaps in its desired collective skills profile.
While appointments are based on the merit of the individual candidates and objective criteria they also aim to promote diversity, in its broadest sense, to complement and strengthen the overall Board and its Committees' skills, knowledge and experience. Any appointment also takes account of all legal and regulatory requirements.

Annual Report 2021	Santander UK plc 25

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued
Board effectiveness
As explained in last year’s report, the external evaluation of the Board was delayed by a year to 2021. This was to allow new Board members such as myself to transition and for new Board processes to be established and tested, giving more meaningful observations for the ongoing operational effectiveness of the Board and its Committees. The evaluation was facilitated by Boardroom Review Limited (BRL) who have no other connection to Santander or any individual Directors, and commenced in October 2021.
Dr Tracy Long of BRL both interviewed and attended each of the Board and Board Committee meetings to inform her report. The results were shared with me and each Committee Chair and then considered by the Board as a whole at its meeting in January 2022. The review concluded that while the Board and its Committees were operating effectively, there were a number of areas in which performance could be improved. The report categorised these areas as (i) Board Leadership and Governance; (ii) the work of the Board: Strategy; and (iii) the work of the Board: Risk, Control and People.
In each of these areas, there were several challenges for the Board and recommendations as to the factors to consider. A number of the challenges and recommendations applied to one or more of the Board's Committees as well as the Board itself and it was therefore felt appropriate to agree the challenges and actions to address them at the Board.
Diversity, inclusion and engagement with stakeholders
In 2021 we set an aspirational target of having a minimum of 33% and overall aim of 50% female representation on the Board by 2030 and at least one member from an ethnic minority by 2022.At 31 December 2021, 27% of Executive Committee members were female and 26% of Executive Committee members' direct reports were female. In February 2019, the Board confirmed our ambition to increase representation of Asian, Black and other Minority Ethnic colleagues in senior roles (excluding Board members) to 14% (+/-2%) by 2025.

Board appointments are made on merit by assessing candidates against measurable objective criteria. We recognise that a diverse and inclusive Board should result in a broad strategic perspective. Therefore, we strive to maintain a Board in which a diverse range of skills, knowledge and experiences are combined in an environment which values the input of every director and due regard will be given to this when identifying and selecting candidates for Board appointments.
Annual review of Director interests, fees and conflicts of interest
In 2021, the Committee continued to review the time commitment and Directors’ potential conflicts of interest to ensure that any such conflicts are managed appropriately and in compliance with CRD IV and ring-fencing requirements. External appointments must be agreed with the Chairman and disclosed to the Board, before appointment, with an indication of time involved. No significant external appointments were undertaken by any Directors. The Company’s Articles of Association contain provisions that allow the Board to consider and, if it sees fit, to authorise situational conflicts.
Board Remuneration Committee
Details of the structure of our remuneration arrangements and the activities of the Remuneration Committee in the year are provided in the Remuneration Committee Chair's Report, Remuneration Policy and Implementation Reports.
Board Audit Committee
All Committee members, including the Chair, are INEDs. The members of the RFB Committee in 2021 were Chris Jones, Ed Giera, Annemarie Durbin, Genevieve Shore (until 31 June 2021), Garrett Curran (until 31 December 2021) and Nicky Morgan (from 10 August 2021). Lisa Fretwell joined the Committee with effect from January 2022.
The use of assumptions or estimates and the application of management judgement are an essential part of financial reporting. During the year, credit provisioning was the main consideration for financial issues/judgements. We considered the appropriateness of assumptions (particularly considering Covid-19), customer remediation, litigation and regulatory provisions and pension related obligations.

The overall approach to address these issues was to:
–Note that applying management judgements on IFRS 9 ECL provisioning was highly challenging given the unusual and unique circumstances because of Covid-19.
–Scrutinise the level and adequacy of customer remediation, litigation and other regulatory provisions and challenge the reasonableness of management's assumptions throughout the year.
–In relation to pensions, review the approach to and outcome of principal assumptions, including illiquid assets valuation.
–Review the outcome of management's assessment of any potential impairment of goodwill and noted the decrease in 'headroom' arising from a higher capital allocation to our Retail Banking business which was partially offset by higher profitability.
To ensure the activities, quality and experience of the Internal Audit Function is appropriate for the business, the Committee:
–Approves the annual plan and receives regular updates against that plan.
–Receives regular updates on operational effectiveness, appropriateness of skills, experience and resources.
–Feedback on interactions with management and our external auditors.
–Conducts a review (every five years), evaluating conformance with the standards of the Chartered Institute of Internal Auditors, along with performance and effectiveness relative to industry peers. The next review is due by 2023.
The Committee continued to develop and oversee the interaction with PwC who were appointed as auditors in 2016. Laura Needham was lead audit engagement partner from March 2021. The independence of PwC was considered and monitored throughout the year and the Committee satisfied itself that PwC had met the independence requirements. The effectiveness of the auditors is evaluated once the year end process is completed by means of a questionnaire and review by the Committee.

Annual Report 2021	Santander UK plc 26

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued
We have a robust policy on non-audit services provided by our External Auditors. Non-audit services were under continuous review throughout 2021 to determine that they were permitted by reference to their nature, assessing potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees. All assignments require advance approval, either by the Chair (or in his absence his alternate), under delegated authority for amounts under £250,000 plus VAT or, if larger, by the Committee. This process is in addition to the requirement for all non-audit fees to be approved by the Banco Santander Audit Committee.
Following a formalised assessment, the Committee satisfied itself as to the rigour and quality of PwC’s audit process.
The Committee continues to oversee whistleblowing arrangements, effectiveness of underlying procedures and review the Santander UK's annual whistleblowing report prior to submission to the Board. It also receives a report from the Disclosure Committee on whether the Annual Report is fair, balanced, and understandable and whether it provides the information necessary for readers to assess Santander UK's financial position and performance, business model and strategy.
Board Risk Committee
The Committee undertook a thorough assessment of the Company's emerging and top risks, including financial, operational, and compliance controls. Our top risks and emerging risks are discussed in the Risk Review section of this report. The process for identifying, evaluating, and managing the Company's emerging and top risks is integrated into the overall risk governance framework. Regularly, the Committee reviews and discusses a consolidated enterprise-wide risk report to ensure that they are satisfied with the overall risk profile, risk accountabilities, and mitigating measures.

Board activities
The Chair, with the CEO and Company Secretary, supported by the Directors and senior management, make sure that the Board has an appropriate schedule. This is focused on the opportunities to drive growth and profitability of the business, transformation to support the future success of the business, business performance and risk management, customer experience and outcomes. It includes the Company's digital strategy, ensuring the Company is run in a responsible and sustainable way in the interests of its stakeholders, and ensuring that the Company’s culture is aligned with its purpose, values and strategy.
The Board ensures regular contact with management and colleagues through a number of means. These include inviting relevant business and function heads to present to the Board or its Committees on latest developments; permitting observers as part of individual senior managers’ development plans; scheduling regular meetings for Committee Chairs to meet with relevant senior managers; site visits by one or more NEDs, and topical or technical workshops. Senior leaders are also available to the NEDs for advice and support throughout the year.
The Board regularly monitors progress against the strategic priorities and performance targets of the business, and during 2021, once again held a separate Board Strategy day as its processes returned to more normal ways of working. Presentations at this meeting included a review of the overall strategy, progress against the 3-year business plan set in 2019 (covering 2020 – 2023), economic outlook, scenario analysis and potential financial impact. Having reviewed the strategic context, the Board discussed opportunities for growth (organic and inorganic) across each business division with a focus on initiatives to enhance customer experience and outcomes. Each opportunity was assessed having regard to its incremental contribution to profit relative to capital and resource needs and inherent risks. The Board remained focused on the execution of strategy and responding to the challenges the business faced due to Covid-19, working closely with the government on the implementation of their support programmes.

From June 2021, Board meetings were held as hybrid meetings with an increasing number of directors physically present. The Board received deep dives on a number of areas complemented with external speaker workshops to consider important topics in depth and engage with key stakeholders.
To ensure the most effective use of the time at Board meetings, in addition to the delegation of certain responsibilities to the Board Committees, the Chair holds informal discussions with Board members. The INEDs also met on several occasions without management and once without the Chair to assess his performance.
Further details of the Board activities in 2021 are set out on the following page.

Annual Report 2021	Santander UK plc 27

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Summary of Board activities in 2021
The Board aims to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole. Activities in 2021 included:

Theme	Action taken by the Board and outcomes
Strategy including One Europe and Banco Santander
–Following on from the Board Strategy Day, considered and challenged management’s proposals to drive growth in our Retail Banking business and progress our digital journey.
–Reviewed our customer segment strategy, experience and sentiment, including a deep dive on our Net Promoter Score (NPS) including key driver analysis, interrelationship between variables and initiatives to improve the NPS trend.
–Revalidated the Corporate & Commercial Banking Business Strategy and opportunities for growth following the transfer of the Corporate & Investment Banking business to the Banco Santander London Branch.
–Reviewed and challenged our marketing and brand strategy with a view to developing a coherent brand narrative aligned with our ambition to be a ‘digital bank with a human touch’.
–Considered specific M&A market opportunities to accelerate growth.
–Progressed implementation of the One Europe operating model to drive synergies and collaboration across Europe including establishing centres of excellence for Financial Crime and Payments.
–Reviewed initiatives to leverage resources and capability across the Europe region and the Banco Santander group, including a common payments platform, banking application (OneApp) and global cards business.

Business, Customer and Transformation
–Reviewed, challenged and approved the 3-year business plan (2022-2024) and the annual Budget, including cost efficiencies and associated risk assessments.
–Reviewed, challenged and remained apprised of the performance of the business divisions and functions, strategic business opportunities, developments with customer experience and the Company's transformation programme.
–Received regular updates on progress to reduce operating expenses in line with the One Europe cost reduction ambition
–Received regular updates on the competitive landscape, the UK economy and banking sector including changes resulting from Government initiatives, regulatory change requirements or in response to Covid-19.
–Considered Financial Crime, including approval of risk appetite and oversight of programmes to accelerate controls enhancement and regulatory engagement, as well as back book remediation.
–Received regular updates on IT infrastructure and systems including remediation activity to mitigate the risk of IT network outages following the May 2021 outage incident, as well as the duplicate payments issue in December 2021.
–Reviewed and approved the response to implementing the High Cost of Credit Review and changes to current accounts.

Regulation, Balance Sheet and Capital
–Reviewed, challenged and approved the ICAAP, ILAAP, adequacy and effectiveness of stress-testing and capital management, AT1 Payments and ordinary and preference share dividend payments in line with PRA guidance.
–Considered and approved a mortgage RWA optimisation transaction.
–Submitted to the Bank of England results to the annual cyclical and solvency stress test submissions.
–Submitted a self-assessment of resolvability to the PRA in line with the BoE Resolvability Assessment Framework.
–Received regular updates on capital planning.
–Considered asset and liability management activities and was apprised of regulatory developments.

Risk and control
–Received regular enterprise-wide risk updates from the CRO, together with updates on specific risks, such as third-party outsourcing, IT, data management, financial crime, fraud, climate change and inflation. The Board closely monitored overall operational risk given the ongoing execution of the extensive transformation agenda.
–Approved/adopted changes to the Risk Framework as part of the annual review, including the introduction of a new minimum standard to ensure each business area and risk type considers risks posed by climate change.
–Received annual reports on whistleblowing and cyber security, considering the effectiveness of such arrangements.
–Reviewed and began refining of the Operational Resilience programme to comply with PRA and FCA final rules.
–Approved the submission to the BoE results from the Biennial Exploratory Scenario Stress Test for Climate Change.

People and Culture
–Received updates on issues including talent management & succession planning, gender pay, and diversity & inclusion.
–Received updates on culture, considering our long-term strategic direction and cultural priorities following employee feedback and assessment findings from the Banking Standards Board.
–Considered succession planning across all key control and support functions.
–Reviewed the model for our future ways of working.
–A number of Board members also participated in a workshop delivered to the Board Responsible Banking Committee to define our culture ambition and strategy with a view to simplify and streamline culture priorities, our values and behaviours and enhance its relevance for our people.

Governance and Responsible Banking
–Approved the appointment of new NEDs and the Company Secretary.
–Reviewed, challenged and approved the Annual Report.
–Received regular verbal updates of Board Committee activity from their respective Committee Chairs.
–Approved a revised Banco Santander Subsidiary Governance Model for subsidiaries, and certain Corporate Frameworks.
–Approved policies including a new Board level Conflicts of Interest Policy, Board Diversity & Inclusion Policy, Policy for the Suitability, Selection and Succession of Board members and Policy on Regulatory Documents on the recommendation of the Board Nomination Committee.
–A number of Board members also participated in a workshop delivered to the Board Responsible Banking Committee to define what responsible banking means to the Company; our areas of focus; and set targets to measure our progress.

Annual Report 2021	Santander UK plc 28

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report
Basis of preparation
This report has been prepared on behalf of the Board by the Board Remuneration Committee. We comply with the statutory reporting obligations for large private companies. Furthermore, we follow the UK Corporate Governance Code 2018 (the Code) where appropriate in order to practice best standards of corporate governance, and other listed disclosure requirements to the extent considered appropriate.
Accordingly, several voluntary disclosures relating to remuneration are presented in this report.

Remuneration policy for Executive Directors (EDs)
Our remuneration policy, which applies to EDs, is outlined below. Remuneration is structured in two elements: fixed and variable pay. Fixed pay is set at market competitive levels appropriate for the role. Variable pay rewards the delivery of internal financial targets, key strategic priorities and individual performance, subject to risk adjustment.

Remuneration policy applicable to Executive Directors in the year

Fixed pay	Principle and description	Policy
Base salary	–To attract and retain EDs of sufficient calibre and with the skills to deliver our strategy, taking into account the demands and complexity of the role.
–Base salaries are normally reviewed annually. In reviewing base salaries the Committee considers a number of factors, including:
–The skills required and responsibilities of the role alongside the market value of those attributes;
–The requirement for base salaries to be set at a level to avoid inappropriate risk taking;
–Base salary increases across the colleague population; and
–Prevailing market and economic conditions.

Pension arrangements	–To provide a discrete element of the package to contribute towards retirement.	–All EDs receive a cash allowance in lieu of pension, in line with the average level of pension provision available to the broader workforce, currently 9% of salary.
Other benefits	–To offer a competitive package and to support employee wellbeing.
–Including but not limited to: private medical insurance for EDs and their dependants, life assurance, health screening, and relocation allowances where relevant.
–Access to Santander UK’s all-employee share schemes on the same terms as all UK employees.

Variable pay	Principle and description	Policy
Variable pay plans
–The Variable Pay Plan aims to motivate EDs to achieve and exceed annual internal targets within Santander UK’s Risk Appetite and in alignment with our business strategy and values.
–Multi-year deferral, further performance testing and delivery in Banco Santander SA shares aligns EDs’ interests to the long-term interests of Santander UK.
–Part of the award is deferred according to the requirements of the PRA Rulebook (Remuneration Part).
–The long-term Transformation Incentive Plan recognises the collective achievement of key financial and non-financial internal targets associated with the bank's ongoing transformation.

–Bonus awards under the Variable Pay Plan are discretionary and determined by reference to performance against a scorecard of financial and non-financial goals, as well as individual performance.
–40% of any bonus awarded is paid upfront after the performance year ends, and delivered at least half in shares or share-linked instruments.
–60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered at least half in shares or share-linked instruments.
–For EDs, the first three of five deferred award tranches are subject to further performance testing, which may reduce the level of payout, but not increase it.
–The Transformation Incentive is based on performance assessed over a three year period with further deferral into cash and share based awards in line with regulatory requirements.
–Share based awards are subject to a minimum twelve-month retention period following vesting.
–Malus and clawback provisions apply to variable pay for up to ten years following the grant of an award.
–The structure of variable pay awards means EDs acquire a meaningful shareholding in Banco Santander SA which may extend for a significant period post-employment. In addition, the CEO is subject to a Shareholding Policy, which ensures alignment with the long-term interests of Banco Santander shareholders. The requirement under the policy is set at two times the incumbent’s net salary upon appointment. A formal post-employment shareholding requirement is not in place.

Annual Report 2021	Santander UK plc 29

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued
Our remuneration policy continues to meet regulatory requirements. Santander UK applies a 2:1 variable to fixed pay cap in line with approvals granted to Banco Santander SA by its shareholders. For control function staff, a lower ratio of 1:1 is applied, apart from in exceptional circumstances.
Executive remuneration policies
and principles
Our core values of Simple, Personal and Fair drive our remuneration policy. We focus on delivering a reward framework that is easily understood, tailored to individual roles, competitive and fair.
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
–To operate clear structures to support each colleague to link their contribution to the success of the organisation.
Risk
–To apply a consistent approach to reward for all our employees which upholds our prudent approach to Risk Appetite set as part of a Santander UK-wide framework. Risk adjustment occurs at individual and bonus pool level.
–To provide a package that is balanced between fixed and variable pay, and short-term and long-term horizons, which aligns to our strategy whilst promoting prudent risk management.
–To ensure remuneration is compliant with applicable regulations and legislation.

Fairness
–To take into account an assessment of the EDs' performance against objectives set at the start of the year covering a range of financial, non-financial, quantitative and qualitative criteria.
–To set robust and stretching internal targets and reward exceptional performance.
–To attract, retain and motivate employees of the highest calibre by providing total remuneration which reflects individual and Company performance, is competitive, reflects the responsibilities of the role and drives the organisation’s growth and transformation.
–To consider wider employee pay when determining pay of our Executives.
Clarity
–The Committee reviews remuneration reporting on an annual basis against principles of best practice and developments in corporate governance, including the Code. Our reporting is designed to be transparent to promote effective stakeholder engagement, whilst reflective of our structure.
Predictability
–The Committee annually reviews the variable pay opportunity for individuals and the basis of the pool calculation. Due to commercial sensitivity, these are not disclosed as per the provisions of the Code. Directors’ remuneration is within the variable pay cap as approved by Banco Santander SA shareholders and set out above.
Executive Director pension alignment
In 2018, following developments in corporate governance and best practice, the Committee took the decision to reduce pension allowances for new EDs to 9% of salary, in line with the wider workforce average.
In 2019, the Committee decided to extend this approach to existing EDs, namely the CEO, on a phased basis and from 1 January 2021 this is aligned with the current workforce average.
On recruitment
When appointing a new ED, base salary is set at a market competitive level appropriate for the role, taking into consideration a range of factors including role scope and responsibilities, internal and external peer groups, relevant experience, and affordability.
Unless determined otherwise, any new ED will receive a pension allowance in line with the wider workforce average, currently 9% of salary. Benefits available will typically be aligned to the wider employee population.
Other elements of remuneration will be established in line with the Remuneration Policy, as set out in the EDs’ remuneration structure table in this report.
Relocation support and international mobility benefits may also be given. Where provided, relocation assistance will normally be a capped amount for a limited time. For an overseas appointment, the Committee will have discretion to offer benefits and pension provisions which reflect their home country market practice and align to relevant legislation.
Buy-out awards
Compensation may be provided to EDs recruited externally for the forfeiture of any award on leaving their previous employer. The Committee retains discretion to make such compensation as deemed appropriate to secure the relevant ED’s employment and will ensure any such payments align with both the long-term interests of Santander UK and the prevailing regulatory framework.
Such payments will be in line with the awards foregone as a result of leaving the previous employer taking into account value, form of awards, vesting dates and the extent to which performance conditions applied to the original awards.
Service agreements
The key terms and conditions of employment are set out in individual service agreements. These agreements include a notice period of six months from both the ED and the Company.
The agreement reserves a right for the Company to terminate employment immediately with a payment in lieu equal to the ED's fixed pay for the notice period. In the event of termination for gross misconduct, neither notice nor payment in lieu of notice is required.

Annual Report 2021	Santander UK plc 30

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued
Termination payments
The impact on remuneration of variable pay and/or any termination payment for an ED leaving the Company reflects the terms of the service agreements, relevant scheme rules, regulatory requirements and the Committee’s policy relevant to the reason for leaving.
Outstanding variable pay awards will generally lapse on termination, other than where an individual is considered a ‘good leaver’. Where an ED is a good leaver, eligibility to variable pay awards will normally subsist until the relevant scheduled payment dates.
The Committee determines whether an ED is a good leaver. Usual good leaver circumstances include but are not limited to: injury, ill-health, disability, redundancy, retirement and death. The Committee may, at its discretion, determine an ED a good leaver in any other circumstances.
A framework is in place to guide the Committee to determine the discretionary circumstances when good leaver status is appropriate. Other than a payment in the event of redundancy, there are generally no other payments upon termination of employment for EDs.
In the event of a change in control, any outstanding variable pay awards will be treated in line with the relevant scheme rules, taking into account the applicable regulatory requirements.
Risk and Performance adjustment
We continue to ensure that the regulatory requirements in respect of risk and performance adjustment are met for our colleagues. All variable remuneration is subject to adjustment for current and future risks through our Additional Risk Adjustment Standard which is linked to our Board approved Risk Appetite.

The Standard provides both a formula-based assessment against Santander UK’s Risk Appetite and an additional qualitative risk event assessment that can reduce the bonus pool or individual awards to nil at the Committee’s discretion. Given commercial sensitivity, the Committee does not provide annual detail on the application of discretion as required by the Code.
Our Individual Remuneration Adjustment Standard provides a framework for the process, governance and standards relevant for decisions in relation to individual performance adjustments following an incident, including the application of malus and clawback.
Performance adjustments may include, but are not limited to:
–Reducing an award for the current year;
–Reducing the amount of any unvested deferred variable remuneration;
–Requiring an award which has not yet been paid to be forfeited; and
–Requiring repayment on demand (on a net basis) of any cash and share awards received at any time for a period of up to ten years following the date of award.
The Committee has full discretion to prevent vesting of all or part of an amount of deferred remuneration and/or to freeze an award during an ongoing investigation in a number of circumstances, including:
–Colleague misbehaviour, misconduct or material error;
–Material downturn in the performance of Santander UK or a relevant business unit; and
–Santander UK or a relevant business unit suffering a material failure of risk management.

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
The Committee seeks input from the Chair of the Board, Chair of the Board Risk Committee, Chair of the Board Audit Committee, Chief Risk Officer, Chief Legal and Regulatory Officer, Chief HR Officer and Chief Internal Auditor when determining whether any performance or risk adjustments are required.
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
The composition of remuneration packages for EDs is aligned with the broader colleague population, comprising salary, pensions and benefits and eligibility for discretionary variable pay dependent on role and responsibility. The level of pension allowance for all current EDs is aligned with the current average employer contribution for the wider workforce.
The Committee annually approves the operation of variable reward schemes for all our colleagues to ensure they reward appropriate behaviour and do not incentivise activities which are outside risk appetite.

Annual Report 2021	Santander UK plc 31

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report
Introduction
This section of the report outlines how our Remuneration Policy was implemented for 2021.
Variable Pay Plan
To incentivise and reward EDs for achieving superior and sustained performance, our Directors participate in an annual variable incentive plan. A balance of financial and non-financial performance metrics are selected annually by the Committee and are aligned with our strategy as measured over the financial year. Multi-year deferral, further performance testing and delivery in Banco Santander SA shares ensure that EDs’ interests are aligned to the long-term interests of the business.
Both upfront and deferred awards are made at least half in shares or share-linked instruments. The deferred element is delivered over seven years, with the first three deferred tranches of awards subject to further performance testing against long-term metrics which can reduce but not increase the overall level of awards. Awards delivered in shares or share-linked instruments are subject to an additional one-year retention period from the point of delivery.
The 2021 Variable Pay Plan pool was determined based on a range of metrics using a balanced scorecard approach as follows:
Quantitative assessment
A quantitative assessment is undertaken against a balanced scorecard of financial and non-financial metrics that are key to Santander UK’s 2021 strategy. Performance metrics are reviewed annually to ensure continued alignment with strategy and, for 2021 a simplified scorecard comprised:
–Customers (Net Promoter Score)
–Shareholders
–Risk (Cost of credit)
–Capital (Contribution to Banco Santander group capital)
–Profitability (RoTE)
–Sustainability (Financial empowerment)
–People (Employee Engagement).
A profit underpin applies which requires Profit after Tax to remain positive in order to pay any award, with a reduced pool should profit reduce substantially from the prior year.
Qualitative assessment
A qualitative assessment adds context to the quantitative assessment and ensures a balanced view of performance is taken. Performance is assessed across metrics including sustainability of capital, conduct risk and contribution to Banco Santander group's Responsible Banking commitments.
Banco Santander Group Multiplier
The Committee has the discretion to adjust the pool upwards or downwards to reflect overall Banco Santander performance if appropriate.
Regional Adjustment
A Regional Adjustment was introduced in 2021. The Committee has the discretion to adjust the pool upwards or downwards to reflect the UK's contribution to performance of the Banco Santander group's European Region (comprising Spain, Portugal, Poland and the UK).
Exceptional Adjustment
Intended to cover unexpected factors or additional internal targets not covered by the quantitative or qualitative assessments. This may also include adjustments not covered in the qualitative assessments, including major risk events. No exceptional adjustments were applied to the 2021 variable awards for EDs.
UK-focused risk adjustment
Linked to Santander UK’s Risk Appetite, this provides both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay, including consideration of other risk appetite limit breaches such as reputational risk and financial crime risk. This can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.
The Committee reviews and approves remuneration governance and frameworks on an annual basis to ensure continued compliance with the relevant regulatory rules, including for ring-fencing.
Individual assessment
The allocation of the pool is based on an individual's performance, taking into account a range of factors including behaviours, conduct and risk.
Deferred long-term awards
The payment of the first three deferred tranches of the 2021 awards (36% of the total award), payable in 2025, 2026 and 2027, is conditional on the achievement of long-term objectives measured over the three-year period 2022 to 2024.
The performance measures for 2021 awards are EPS, relative TSR and compliance with the fully-loaded CET1 capital ratio. Following performance assessment, the level of awards will be adjusted accordingly.
The measures can reduce but not increase the overall value of the deferred awards. The payment of the final two deferred tranches (24% of the total award), payable in 2028 and 2029 is subject only to continued employment and ex-post risk adjustment.
Transformation Incentive Plan
This is a one-off long-term incentive plan which is designed to recognise the achievement of financial targets and an enhanced customer experience, whilst maintaining appropriate conduct controls and risk management, over the course of our transformation period.
Awards under the plan were based on performance in 2020 and granted in 2021 and performance will be assessed over the period 1 January 2021 to 31 December 2023. Awards were granted half in cash and half in share based awards (linked to the Banco Santander SA share price) and will vest in accordance with regulatory requirements.

Annual Report 2021	Santander UK plc 32

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

2021 Business Performance and Impact
on Remuneration
In the context of financial recovery following the impact of the pandemic, we have delivered a strong financial performance in a competitive environment. Our balance sheet remains strong and resilient, and progress has been made to reduce expenses through the transformation programme. Our people have responded rapidly and positively to the challenges posed by the pandemic, to support our customers and meet their changing needs. In addition, we continue to deliver on our strategy to become a more sustainable and responsible bank.

It is in this context that the Committee made remuneration decisions in respect of the 2021 performance period. Bonus awards were enhanced in comparison to preceding years, reflecting improved financial performance. The Committee confirms that the remuneration policy operated as intended, demonstrating pay for performance alignment.

Context for decision making
The Committee ensures that broader remuneration policies and practices for employees across the Santander UK group are taken into account when setting policy for executive remuneration. The Committee reviews remuneration trends across the Santander UK group including the outcome of any pay negotiations with our recognised trade unions and considers the relationship between executive remuneration and that of other Santander UK group employees, as well as remuneration in the wider UK market when making decisions on executive pay.
The Committee oversees broader workforce remuneration policies and practices, the implementation of remuneration and related employment policies across Santander UK and the salary and variable pay awards for all Material Risk Takers. It also approves the design of any material performance-related pay plans.
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
The Committee is focused on ensuring that colleagues are not subject to undue pressures or inappropriately incentivised. This is monitored using existing employee engagement indicators including engagement surveys.
The Committee always considers the broader stakeholder environment when setting policy or reaching decisions on executive pay.

Executive Directors’ remuneration (audited) Total remuneration of each ED for the years ended 31 December 2021 and 2020.

	Nathan Bostock (3)		Susan Allen (6)		Duke Dayal (4,5)		Tony Prestedge (7)
	2021	2020	2021	2020	2021	2020	2021	2020
	£000	£000	£000	£000	£000	£000	£000	£000
Salary and fees	1,680	1,680	289	800	958	922	544	36
Taxable benefits (1)	45	44	48	2	523	487	1	—
Pension	151	370	26	72	86	83	49	3
Total fixed pay	1,876	2,094	363	874	1,567	1,492	594	39
Bonus (paid and deferred) (2)	2,913	—	—	668	2,283	726	—	64
Total variable pay	2,913	—	—	668	2,283	726	—	64
Total remuneration	4,789	2,094	363	1,542	3,850	2,218	594	103

(1)	Taxable benefits for the EDs comprise a range of benefits including private health care, life and critical illness cover and health insurance . Included in the 2020 and 2021 benefits figure for Duke Dayal is a relocation allowance of £500,000.
(2)	The bonus values shown represent the total annual variable pay award made in respect of the relevant year. As set out in this report, awards are deferred in line with regulatory requirement. The Variable Pay Plan awards made in respect of 2020 were delivered wholly in shares.
(3)	The pension contribution received by Nathan Bostock was reduced from 35% to 22% of salary from 1 January 2020, and to 9% of salary from 1 January 2021.
(4)	An additional one-off award was delivered to Duke Dayal in recognition of his contribution to regulatory projects during his service with Santander Holdings USA prior to joining the Company, and subject to Santander UK plc corporate and individual performance conditions during 2021. The value of the award is £294,532, and is included in the bonus value for 2021.
(5)	The 2020 values shown for Duke Dayal represent an allocation of 97% of his remuneration for his time spent as a Director of the Company in that year. The remaining 3% was allocated to Santander Financial Services plc.
(6)	Susan Allen stepped down from the Board of Santander UK plc on 28 April 2021, prior to leaving the Company on 31 October 2021. The remuneration figures above reflect remuneration received while a Board Director. In the period to 31 October 2021, she received £838,141 in respect of salary, pension and benefits. In relation to her departure, she received a redundancy payment of £346,154 and a contribution of £3,900 towards legal costs. No further payments are due.
(7)	Tony Prestedge was appointed as an ED on 16 December 2020. He stepped down on 28 July 2021 from the Board of Santander UK plc. The remuneration figures above reflect the remuneration received while a Board Director. They do not include a buy-out of deferred performance related payments in respect of his previous employment, of which £242,605 was delivered in 2020 and £67,899 in 2021, net of any adjustments. No further payments are due. In relation to his departure, he received a contribution of £6,000 towards legal costs.

Relative importance of spend on pay

	2021	2020	Change
	£m	£m	%
Profit from continuing operations before tax	1,845	560	229
Total employee costs	1,183	1,123	5

Annual Report 2021	Santander UK plc 33

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Stakeholder views
During 2021, Santander UK continued to engage with key stakeholders on remuneration related matters including its main regulators the PRA and FCA.
Regular engagement takes place with our shareholder to ensure there is alignment with remuneration constructs across the wider Banco Santander group while meeting all regulatory requirements and expectations. The outcome of these discussions drives our bonus pool construct.
In addition to her role as RFB Committee Chair, Annemarie Durbin performs the designated NED role, with responsibility to further enhance the employee voice in the boardroom on matters associated with organisational culture. This is set out in further detail in the Chair's report on Corporate Governance.
Employee opinion surveys are undertaken annually on employee engagement, and discussion takes place with union representatives during the annual pay review cycle and on relevant employee reward matters on a more frequent basis. The Committee receives updates on these discussions during the year.
More frequent colleague pulse surveys were conducted throughout 2021, with the launch of Your Say enabling colleagues to share thoughts and ideas more frequently and anonymously all year round. Alongside other virtual listening forums, this gives a more frequent gauge of employee sentiment.
CEO pay ratio
Santander UK is committed to delivering fair pay which attracts, retains and motivates colleagues of the highest calibre across all grades. In line with this commitment, the Committee has oversight of compensation across the organisation, including pay ratios, and considers this when determining reward outcomes. For the third year we are voluntarily disclosing the ratio of the CEO’s total remuneration to that of UK colleagues.
The CEO's pay mix is weighted more heavily towards variable pay to incentivise the achievement of stretching internal targets and long-term value creation. This can lead to greater variability in total remuneration. In contrast, the typical pay mix of our less senior colleagues places more emphasis on fixed pay, to ensure earnings offer security and certainty, and to meet our commitment to colleague financial wellbeing.
Changes in the ratio are therefore influenced by the differences in remuneration structure, rather than an increase in pay disparity. Although the ratio in 2021 increased from 64:1 to 127:1, this reflects the fact that the 2020 ratio itself was significantly reduced because the CEO did not receive a bonus for 2020 and the available bonus pool was allocated towards less senior colleagues.
The 2021 ratio is aligned to the 2019 equivalent (129:1). In assessing the pay ratio, the Committee is confident that the Company's policy on remuneration is fair and consistent with our all-employee pay policies .

Advice and support provided to the
Committee
As permitted by its Terms of Reference, the Committee has engaged the advice and support of Deloitte LLP (Deloitte) as independent remuneration consultants at the expense of the Company. Total fees (excluding VAT) for advice and support provided to the Committee in 2021 were £199,050 (2020: £143,600). Deloitte was first appointed as Adviser to the Committee following a formal tender process conducted in 2015, and the Committee reviews Deloitte's independence and effectiveness annually. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the Code of Conduct in relation to executive remuneration consulting in the UK.
The Committee is satisfied that the Deloitte engagement partner and team that provides remuneration advice to the Committee do not have connections with Santander UK that may impair their independence, following review in 2021.
In 2021, Deloitte also provided unrelated tax, advisory, risk, assurance and consulting services to Santander UK.
By Committee invitation, the Chair, CEO and designated representatives from business functions attend meetings as appropriate to advise on HR, Risk, Legal and Regulatory matters in support of the Committee's work. Attendees included the Chief HR Officer, Performance & Reward Director, CLRO, CRO and Company Secretary.

CEO pay ratio

	Methodology (1)	25th percentile	Median	75th percentile
2021 CEO pay ratio	Option A	183:1	127:1	71:1
2020 CEO pay ratio (4)	Option A	88:1	64:1	37:1
2019 CEO pay ratio	Option A	178:1	129:1	76:1
	CEO remuneration (3)	25th percentile (2)	Median (2)	75th percentile (2)
2021 CEO pay ratio	£	£	£	£
Total salary £	1,680,000	21,126	29,047	46,824
Total remuneration £	4,789,480	26,138	37,808	67,422

(1)	Employee pay is calculated based on the 'Option A' methodology. We have chosen Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
(2)	Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued during the 2021 financial year, and variable pay is either based on actual bonuses in respect of the 2021 year (where these are available) or modelled target bonuses where actuals are not yet available.
(3)	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
(4)	The 2020 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2020 year, in addition to target bonuses for eligible colleagues. The 2020 ratios have now been recalculated using 2020 fixed pay and bonuses paid in 2021 in respect of 2020 for all employees. There was no change to the previously published ratios.

Annual Report 2021	Santander UK plc 34

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Chair and Non-Executive Director remuneration
The Chair’s fee is reviewed and approved by the Committee. The fees paid to NEDs are reviewed and approved by the CEO and the Chair. Fees are reviewed annually taking into account the market rate and time commitment for the role. The Chair is paid an all-inclusive base fee. NEDs are paid a base fee, with a supplement for serving on or chairing a Board Committee.

All NEDs and the Chair serve under letters of appointment and either party can terminate on three months’ written notice, except in the case of the Chair where twelve months’ written notice is required.

Neither the Chair nor the NEDs have the right to compensation on the early termination of their appointment beyond payments in lieu of notice at the option of Santander UK. In addition, neither the Chair nor the NEDs are eligible for pension scheme membership or incentive arrangements

Chair and Board Committee member fees

	1 January 2021	1 January 2020
	£000	£000
Chair (inclusive of membership fee)	675	675
Board member	95	95
Additional responsibilities
Senior Independent Director	45	35
Chair of Board Risk Committee	65	65
Chair of Board Audit Committee	60	60
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	30	30
Membership of Board Audit Committee	25	25
Membership of Board Responsible Banking Committee	25	25
Membership of Board Remuneration Committee	25	25
Senior Ringfencing Director	8	—
Designated NED to represent views of the workforce	8	—
1. Note a review of fees took place in late 2020, with changes being effective from 1 January 2021 .

	2021 Fees	2020 Fees	2021 Expenses	2020 Expenses	2021 Benefits	2020 Benefits	2021 Total	2020 Total
Non-Executive Directors	£000	£000	£000	£000	£000	£000	£000	£000
Chair
William Vereker (1)	675	120	—	—	2	1	677	121
Shriti Vadera	—	563	—	—	—	47	—	610
Independent Non-Executive Directors
Garrett Curran (7)	197	203	3	1	—	—	200	204
Annemarie Durbin (8)	265	229	—	—	—	—	265	229
Ed Giera	287	214	—	—	—	—	287	214
Chris Jones	235	214	4	—	—	—	239	214
Genevieve Shore (9)	100	200	2	3		—	102	203
Scott Wheway	—	165	—	2	—	—	—	167
Mark Lewis (10)	183	8	4	—	—	—	187	8
Nicky Morgan (11)	83	—	4	—	—	—	87	—
Banco Santander nominated Non-Executive Directors (6)
Ana Botin (2)	—	—	—	—	—	—	—	—
Bruce Carnegie-Brown (3)	—	—	—	—	—	—	—	—
Antonio Simoes (4)	—	—	—	—	—	—	—	—
Pamela Walkden (5)	31	—	—	—	—	—	31	—
Dirk Marzluf	—	—	—	—	—	—	—	—
Gerry Byrne	—	—	—	—	—	—	—	—
(1)William Vereker joined on 1 October 2020 and was appointed Board Chair on 1 November 2020. His taxable benefit relates to private health care.
(2)Ana Botin stepped down on 30 April 2021.
(3)Bruce Carnegie-Brown stepped down on 30 September 2021.
(4)Antonio Simoes was appointed on 30 April 2021.
(5)Pamela Walkden was appointed on 1 October 2021. Fees received are in respect of services from that date.
(6)With exception of Pamela Walkden, none of the Banco Santander nominated Non-Executive Directors received any fees or expenses.
(7)Garrett Curran stepped down on 31 December 2021.
(8)Annemarie Durbin's fees include £15,000 in relation to her services as Chair of Cater Allen Ltd.
(9)Genevieve Shore stepped down on 30 June 2021. Fees received are in respect of services to that date.
(10)Mark Lewis was appointed on 16 December 2020. Fees received are in respect of services from that date.
(11)Nicky Morgan was appointed on 10 August 2021. Fees received are in respect of services from that date.

Annual Report 2021	Santander UK plc 35

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Board and Committee membership and attendance

The Directors' attendance for the Board and Board Committee meetings held in the year is set out below. Meetings for the Board and Board Committees are held concurrently with Santander UK Group Holdings plc, with items of business specific to each company identified and recorded as appropriate, reflecting the decisions taken by the Board of the relevant entity.

		Board		Audit Committee		Risk Committee		Remuneration Committee		Responsible Banking Committee		Nomination Committee
		Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended	Scheduled meetings attended	Ad hoc meetings attended
Chair	William Vereker	8/8	2/2	-	-	-	-	-	-	-	-	7/7	5/5
Independent Non-Executive Directors	Annemarie Durbin	8/8	2/2	9/9	-	9/9	1/1	6/6	4/4	5/5	-	7/7	5/5
	Chris Jones	8/8	2/2	9/9	-	9/9	1/1	6/6	4/4	5/5	-	-	-
	Ed Giera	8/8	2/2	9/9	-	9/9	1/1	6/6	4/4	5/5	-	7/7	5/5
	Garrett Curran	8/8	2/2	8/9	-	9/9	1/1	-	-	5/5	-	-	-
	Mark Lewis	8/8	2/2	-	-	9/9	1/1	6/6	4/4	5/5	-	-	-
	Nicky Morgan [1]	2/3	2/2	3/3	-	3/3	-	-	-	2/2	-	-	-
	Genevieve Shore [2]	4/4	-	4/4	-	4/4	0/1	3/3	-	2/3	-	-	-
Banco Santander nominated Non-Executive Directors	Dirk Marzluf	8/8	2/2	-	-	-	-	-	-	-	-	-	-
	Antonio Simoes [3]	5/5	2/2	-	-	-	-	-	-	-	-	-	-
	Pamela Walkden [4]	2/2	2/2	-	-	2/2	-	-	-	-	-	2/2	1/1
	Ana Botin [5]	2/3	-	-	-	-	-	-	-	-	-	-	-
	Bruce Carnegie-Brown [6]	6/6	-	-	-	-	-	-	-	-	-	5/5	4/4
Executive Directors	Nathan Bostock	8/8	2/2	-	-	-	-	-	-	-	-	-	-
	Duke Dayal	8/8	1/1	-	-	-	-	-	-	-	-	-	-
	Susan Allen [7]	3/3	-	-	-	-	-	-	-	-	-	-	-
	Tony Prestedge [8]	4/5	-	-	-	-	-	-	-	-	-	-	-

1	Nicky Morgan joined on 10 August 2021
2	Genevieve Shore resigned on 30 June 2021
3	Antonio Simoes joined on 30 April 2021
4	Pamela Walkden joined on 1 October 2021
5	Ana Botin resigned on 30 April 2021
6	Bruce Carnegie-Brown resigned on 30 September 2021
7	Susan Allen resigned on 28 April 2021
8	Tony Prestedge resigned on 28 July 2021

Annual Report 2021	Santander UK plc 36

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report
Introduction
The Directors submit their report together with the financial statements for the year ended 31 December 2021. The information in the Directors’ Report is unaudited, except where marked.
Corporate structure, Subsidiaries and Branches
Santander UK plc is a subsidiary of Banco Santander SA, a Spanish retail and commercial bank with a market share in ten core countries in Europe and the Americas.
Santander UK was formed from two former building societies, Abbey National and Alliance & Leicester, together with the branch network and savings business of Bradford & Bingley, and has operated under a single brand since 2010.
The ordinary shares of the Company are unlisted and are all held by Santander UK Group Holdings plc, which is a wholly owned subsidiary of Banco Santander SA.
The Company’s preference shares are listed on the London Stock Exchange.
Both the Company and Santander UK Group Holdings plc have other equity instruments in the form of AT1 securities listed on various securities exchange markets, including the London Stock Exchange and Euronext Dublin.
In addition, the Company and Santander UK Group Holdings plc are subject to US Securities Exchange Act reporting requirements as they have debt securities registered in the United States.
The Santander UK group consists of a parent company, Santander UK plc, incorporated in England and Wales, and a number of directly and indirectly held subsidiaries and associates. The Company directly or indirectly holds 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration.
As a result of ring-fencing implementation in 2018, and requirements set out in the Financial Services (Banking Reform) Act 2013, Santander UK plc and its subsidiaries comprise of only entities whose business is permitted under the Act as a ring-fenced bank. For more information, see Note 19.

Result and dividends
For details of the results for the year, see the Income Statement in the Consolidated Financial Statements. For more on the dividends, see Note 10.
Details of Santander UK’s activities and business performance in 2021, together with an indication of future outlook, are set out in the Strategic report and the Financial review.
Events after the balance sheet date
There have been no material post balance sheet events, except as set out in Note 45.
Directors
Further information including biographical details of the current Directors are outlined in the Board of Directors section. Details of their emoluments and interests in shares are set out in the Directors’ Remuneration implementation report. Changes to the composition of the Board can be found in the Board of Directors section with more details in the Chair’s report on Corporate Governance.
Appointment and retirement of Directors
All Directors are appointed and retired in accordance with the Company’s Articles of Association, the UK Companies Act 2006 and the UK Group Framework.
The following appointments took place in 2021: Nicky Morgan, Antonio Simoes and Pamela Walkden. In 2021, the Board also resolved to appoint Mike Regnier and Lisa Fretwell as Directors, both of whom join the Company in 2022. The following resignations took place in 2021: Susan Allen, Ana Botin, Garrett Curran, Bruce Carnegie-Brown, Tony Prestedge and Genevieve Shore.
Further details are set out in the governance section.
The Articles of Association require each Director to retire every year at the Annual General Meeting and any Director may offer themselves for re-election by members.

Directors’ indemnities
Directors’ and Officers’ liability insurance cover was in place throughout 2021, in addition to a deed of indemnity to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Directors’ period of office from the date of appointment until such time as any limitation periods for bringing claims against the Directors have expired. The Directors of the Company, including former Directors who resigned in the year, benefit from these deeds of indemnity.
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
Santander UK regularly considers employees’ opinions and asks for their views on a range of issues through regular engagement and surveys.
Employee Designated Non-Executive Director
Annemarie Durbin is the Santander UK Employee Designated NED representing the views of employees in the Boardroom. .

Annual Report 2021	Santander UK plc 37

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Director's report continued
Consultation
Santander UK has a successful history of working in partnership with its recognised trade unions, Advance and the Communication Workers Union (CWU), who collectively negotiate on behalf of approximately 99.5% of our UK workforce. Both trade unions are affiliated to the Trades Union Congress. We consult Advance and the CWU on significant proposals including those relating to change across the business at both national and local levels.

Employee share ownership
Santander UK continues to operate two all-employee, HMRC-approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP). Those employees who are designated as Material Risk Takers receive part of their annual bonus awards in Banco Santander SA shares. Details of the plans and the related costs and obligations can be found in the Notes.
Disability
Santander UK is committed to equality of employment, access and quality of service for disabled people and complies with the UK Equality Act 2010 throughout its business operations. Santander UK has processes in place to help train, develop, retain and promote employees with disabilities. We are a Disability Confident Employer achieving the 'Leader' level. We are committed to giving full and fair consideration to employment applications by disabled people, having regard to their particular aptitudes and abilities, and for continuing the employment of employees who have become disabled by arranging appropriate training and making reasonable adjustment in the workplace.
Engagement with stakeholders and employees
Santander UK recognises the importance of fostering relationships with its principal stakeholders and that this is key to the long-term success of our business. We understand the importance to act fairly and responsibly between members of the Company.

Streamlined Energy and Carbon Reporting (SECR)
For details on our energy use, carbon emissions and efficiency measures implemented in 2021, including scope 1, 2 and 3 data, see the SECR section, under Climate and Ethics in the Sustainability Review in the Strategic Report.
Political contributions
In 2021 and 2020, no contributions were made for political purposes and no political expenditure was incurred by the Company.
Share capital
Details about the structure of the Company’s capital can be found in Note 32.
For details of employee share schemes and how rights are exercisable, see Note 37.
The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association as determined by the Companies Act 2006.
Financial instruments
The financial risk management objectives and policies of Santander UK and the policy for hedging, along with details of Santander UK's exposure to credit risk, market risk and liquidity risk are set out in the Risk review.
Research and development
Santander UK has a comprehensive product approval process and policy. New products, campaigns and business initiatives are reviewed by Santander UK’s Proposition Approval Forum.
Supervision and regulation
The Company is authorised by the PRA and regulated by the FCA and the PRA (dual regulated). .Some of its subsidiaries and joint venture companies are also authorised by both the FCA and the PRA (dual regulated) or the PRA or the FCA (solo regulated).
While Santander UK operates primarily in the UK, it is also subject to the laws and regulations of the other jurisdictions in which it operates, such as the rules of the Securities and Exchange Commission (the SEC) for its debt securities listed in the US.

Internal controls
Risk management and internal controls
The Board and its Committees are responsible for reviewing and ensuring the effectiveness of management’s system of risk management and internal controls.
We have carried out a robust assessment of the principal and emerging risks facing Santander UK including those that would threaten its business model, future performance, solvency or liquidity. Details of our principal risks, our procedures to identify emerging risks, and an explanation of how these are being managed or mitigated are set out in the Risk review. A summary of our Top and Emerging Risks is also set out in the Strategic report. For more details, see the Risk review and the Strategic report.
Management’s report on internal control over financial reporting
Internal control over financial reporting is a component of an overall system of internal control. Santander UK’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Santander UK’s internal control over financial reporting includes:
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

Annual Report 2021	Santander UK plc 38

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Director's report continued
Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2021 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in May 2013.
As a registrant under the US Securities Exchange Act of 1934, Santander UK plc’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting in order to ensure the accuracy and reliability of Santander UK plc’s Financial Statements and the Form 20-F submitted to the SEC.
In line with COSO and SEC requirements, those controls recognised as Sarbanes-Oxley applicable are subject to annual testing and certification by management including an attestation by the CEO and the CFO that the controls are operating effectively and that the internal control over financial reporting can be relied on.
All Sarbanes-Oxley control weaknesses identified are captured, assessed and included within the year end assessment of the reliability of the Internal Control environment. These weaknesses are reported on an ongoing basis to the Board Audit Committee to ensure continuous improvements to the control environment are achieved.
Based on this assessment, management concluded, as at31 December 2021, that Santander UK’s internal control over financial reporting was effective.
Disclosure controls and procedures over financial reporting
Santander UK’s management has evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls at 31 December 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon this evaluation, the CEO and the CFO have concluded that, at 31 December 2021 Santander UK’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by
Santander UK in the reports that it files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.
Changes in internal control over financial reporting
The internal control environment over financial reporting has been enhanced with 100% of key controls independently tested for both design and operational effectiveness within the period (in prior periods independent testing has been focused on the higher inherent risk areas).
Statements of Compliance
The UK Corporate Governance Code 2018
Santander UK has opted to comply with the Code wherever applicable in order to achieve best standards of corporate governance.
The Code applied to the financial year ended 31 December 2021. The Board confirms that it applied the principles and complied with those provisions of the Code throughout the year, except as follows:

–Provision 11: The Company does not comply with the requirement for at least half the Board, excluding the Chair, to be NEDs whom the Board considers to be independent for the full year, but was compliant for periods of the year when Director appointments or resignations altered the Board composition so at least half of the Board were considered to be independent NEDs. For details, see Board membership in the Chair’s Report on Corporate Governance.
–Provision 17: The Company does not comply with the requirement for the Board Nomination Committee membership to comprise a majority of INEDs, following the appointment of Pamela Walkden on 1 October 2021. Whilst Pamela Walkden is not an INED, her credentials and experience were felt to be invaluable to the Board Nomination Committee. We have assessed the implications and believe that the approach we follow is appropriate for our size and ownership structure. Pamela Walkden replaced Bruce Carnegie-Brown who was also a GNED.

–Provision 36: The Remuneration Committee has not developed a policy for post-employment shareholding requirements. However, the structure of variable pay for EDs and other senior executives ensures that they acquire a meaningful shareholding in Banco Santander SA which is held over a period of up to eight years and which extends for a significant period post employment. For details, see the Remuneration Policy Report
–Provisions 40 and 41: When determining executive remuneration policy and practices, the Remuneration Committee addresses the factors of clarity, simplicity, risk, predictability, proportionality, and alignment to culture, and in particular how our policy and practices align to Santander UK’s core values of Simple, Personal and Fair. Due to commercial sensitivity, whilst we have chosen to provide details of our pay arrangements beyond the requirements for an entity with our ownership structure, we have chosen not to provide all of the disclosures required by Provision 41. The details not provided relate to (1) the extent to which discretion has been applied to remuneration outcomes and the reasons why and (2) a description, with examples, of how the remuneration committee has addressed the factors in Provision 40 (specifically predictability as we do not provide the range of possible values of rewards to individual directors). Specific engagement does not take place with the workforce to explain how executive remuneration aligns with wider company pay policy. However, an explanation is publicly available for employees in the Directors’ Remuneration Report and the RFB Committee Chair, who also has the responsibility for the role of the Santander UK plc Employee Designated NED, holds a number of online engagement events which provides opportunities for employees to share their views and ask questions on this subject. Details of the structure of our remuneration arrangements and key considerations of the Committee in the year are included in the Remuneration Policy and Implementation Reports.
UK Finance Code for Financial Reporting Disclosure
Santander UK’s financial statements for the year ended 31 December 2021 have been prepared in compliance with the principles of the UK Finance Code for Financial Reporting Disclosure.

Annual Report 2021	Santander UK plc 39

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Director's report continued
Going concern
The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. In making their going concern assessment in connection with preparing the financial statements, the Directors considered a wide range of information similar to that considered as part of their assessment of longer-term viability including Santander UK’s long-term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments. The Directors' assessment included consideration of the ongoing impacts of the Covid-19 pandemic.
Having assessed this information and the principal risks and uncertainties, the Directors are satisfied that the Santander UK group has adequate resources to continue operations for a period of at least twelve months from the date of this report and therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Ethical Code of Conduct
Santander UK is committed to ensuring we hold ourselves to high ethical standards. This means adhering to laws and regulations and also conducting business in a responsible way, and treating all stakeholders with fairness and respect. These principles are reflected in Santander UK’s Ethical Code of Conduct, which sets the standards expected of all employees and forms part of the terms and conditions of employment.
Maintaining high standards of professional and personal conduct helps Santander identify, manage and respond to risks, creates a positive, collaborative working environment and it ensures positive customer interactions and outcomes.

Annual Report 2021	Santander UK plc 40

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Director's report continued
Among the requirements set out in the Ethical Code of Conduct we expect employees to:
–Act with integrity in all their business actions and relationships on behalf of Santander UK
–Not use their authority or position for personal gain
–Speak up and report risks
–Conduct business relationships in a transparent manner
There are numerous policies which support employees to meet these expectations and to ensure Santander UK remains a Simple, Personal and Fair bank for its colleagues, customers, shareholders and the communities it serves.
The Ethical Code of Conduct applies to all employees including permanent and temporary employees as well as EDs and NEDs. The SEC requires companies to disclose whether they have a code of ethics that applies to the CEO and senior financial officers which promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations, and accountability for adherence to such a code of ethics.
The Santander UK group meets these requirements through its Ethical Code of Conduct and supporting policies, including but not limited to the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Businesses, and the FCA’s Statements of Principle and Code of Practice for Approved Persons, with which the CEO and senior financial officers must comply.
These include requirements to manage conflicts of interest appropriately and to disclose any information the FCA may request. Copies of these documents are available to anyone, free of charge, on application to Santander UK plc, 2 Triton Square, Regent’s Place, London NW1 3AN.

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
Auditor
PricewaterhouseCoopers LLP will continue in the office of auditor. A resolution to reappoint them will be proposed at the Company’s forthcoming Annual General Meeting.
By Order of the Board

John Mills
Company Secretary
1 March 2022
2 Triton Square,
Regent’s Place,
London NW1 3AN

Annual Report 2021	Santander UK plc 41

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

	Contents

	Risk governance	43
	Introduction	43
	Risk Framework	43
	Risk Appetite	48
	Stress Testing	49
	How risk is distributed across our business	49
	TCFD	49
	Credit risk	50
	Risk management	50
	Santander UK group level	69
	Retail Banking	81
	Consumer Finance	92
	Corporate & Commercial Banking	94
	Corporate Centre	100
	Corporate & Investment Banking	103
	Market risk	105
	Non-traded market risk	105
	Traded market risk	109
	Liquidity risk	110
	Capital risk	119
	Pension risk	122
	Operational risk & resilience	126
	Conduct and regulatory risk	132
	Other key risks	135
	Financial crime risk	135
	Legal risk	137
	Strategic and business risk	137
	Reputational risk	138
	Model risk	139

Annual Report 2021	Santander UK plc 42

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Detailed discussions of the impact of Covid-19 on specific risk types are set out in the relevant sections of this Risk review.

RISK FRAMEWORK
How we define risk (unaudited
Risk is any uncertainty about us being able to achieve our business objectives. It covers both financial and non-financial risks (NFRs). NFR is a broad term usually defined by exclusion, i.e. any risks other than the traditional financial risks of Credit, Market, Liquidity, Capital and Pension, and Strategic and business risk. Risk can be split into a set of risk types, each of which could affect our results and our financial resources. Enterprise wide risk is the aggregate view of all the risk types described below:

Risk types	Description
Credit	The risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we have provided credit, or for whom we have assumed a financial obligation.
Market
Non-traded market risk – the risk of loss of income, economic or market value due to changes to interest rates in the non-trading book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through a change to revenues, assets, liabilities and off-balance sheet exposures in the non-trading book.
Traded market risk – the risk of changes in market factors that affect the value of positions in the trading book.

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
Operational risk & resilience
The risk of loss due to inadequate or failed internal processes, people and systems, or external events. We give a particular focus to the following risks which we mitigate through our management of Operational risk & resilience:
Cyber – Cyber risk refers to threats in cyberspace, using the internet, mobile or digital technologies. Cyberspace refers to the information technologies used to store, modify and communicate information. It includes internet, information systems, mobile devices and digital technologies that support business, infrastructure and services.
Fraud – The risk associated with an attempted or successful fraud being committed against us, a customer or a third party. We define fraud as seeking to obtain a financial benefit by the use of deception or dishonesty with the intention to deprive or disadvantage us, our customers or other parties.
IT – IT risk is any event related to the use of technology that supports business processes that may result in the unavailability or failure in systems or processing errors causing an impact to our customers or operations.
People – People risk include all risks related to employees and third parties working for us, covering resource management, health & safety and employee relations.

Third party – The risk that may arise when we use third-party suppliers to provide us with goods, services or activities.
In 2021, we retitled our governing framework from 'Operational Risk Framework' to ‘Operational Risk & Resilience Framework’. This was to reflect the importance of operational resilience and the intrinsically close link between the managing of operational risk and the operational resilience of the organisation.

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

Annual Report 2021	Santander UK plc 43

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk types	Description
Other risk types
Financial crime risk – the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption. Failure to meet our legal and regulatory obligations could result in criminal or civil penalties against Santander UK or individuals, as well as affecting our customers and the communities we serve.
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

Top and emerging risks
Several of our risk types also have top risks associated with them. We regularly review the top risks that could impact our business, customers and shareholders, and they are monitored at each meeting of the ERCC and BRC. The top risks we actively monitored over 2021 are set out in the relevant section of this Risk review and summarised in the ‘Top risks’ section of the 'Risk management overview' in the Strategic report. Our top risks included risks arising from Climate change, Financial crime, IT, Covid-19, Operational risks, Conduct and regulation, Brexit, Regulatory Capital, pension risk, and Ring-Fencing.
We also regularly review emerging risks that could impact our business, customers and shareholders, including regular review and discussion at the ERCC and BRC. The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as broader geo-political, environmental and social risks, technology change, customer behaviour, market competition, regulation, government, digital assets and disruption of UK macro-economic factors. Emerging risks actively monitored over 2021 are set out in the relevant section of this Risk review and summarised in the ‘Emerging risks’ section of the 'Risk management overview' in the Strategic report.
In 2021, we did not add any new emerging risks to our monitor, although we transitioned Data management and Climate change to top risks. We also continued to monitor previously identified emerging risks including changing customer behaviour, rapid technological change, IBOR transition and inflation risk, which became more prominent in the year.
Key elements
Our Risk Framework sets out how we manage and control risk. In 2021, we enhanced some of the standards to provide more details and clarity on the relationship between, and roles of, Banco Santander SA and Santander UK, climate related risk drivers whether physical or transition-led, and the development of risk methodologies and quantitative models.

Annual Report 2021	Santander UK plc 44

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Our risk culture programme – I AM Risk
The Covid-19 pandemic created additional risks in our business. At the same time, we continued with significant transformation programme activities, while dealing with a highly competitive financial services sector and a challenging political and regulatory environment. At times of change, it is important that we make the decisions that help us achieve our goals while supporting and protecting our colleagues and customers. I AM Risk continues to play a key part in our aim to be the best bank for our people, customers, shareholders and communities. Our I AM Risk approach aims to make sure our people:

–Identify risks and opportunities –Assess their probability and impact –Manage the risks and suggest alternatives –Report, challenge, review, learn and ‘speak up’.
I AM Risk is how we make risk management part of everyone’s life as a Santander UK employee from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk to speak up and to come up with ideas. We use I AM Risk in our risk certifications, policies, frameworks and governance, and risk-related communications. We also include it in reward arrangements and in mandatory training. To support general awareness, our learning websites include videos and factsheets.
As part of I AM Risk, we include mandatory risk objectives for all our people in our performance management processes – from our Executive Committee to branch staff. The Executive Committee leads our culture initiatives under the CEO’s sponsorship. In our most recent employment engagement survey, 93% of employees recognised their personal responsibility for the risks they face in their day-to-day work. This demonstrates how we have embedded risk management in our culture.
In June 2021, we launched our new recognition platform for Santander UK staff, including, for the first time, the ability to specifically recognise colleagues for demonstrating strong risk culture behaviours, with the use of a bespoke ‘I AM Risk’ tag.
I AM Risk in Action - Our Covid-19 Response
Our I AM Risk ethos was demonstrated through our response to Covid-19. Since the start of the Covid-19 pandemic, we have all had to adjust to new ways of working, but the common risks remain, irrespective of our working environment. We now review the increased risks of remote and hybrid working as part of business-as-usual and the mandatory training material we launched in 2020 to support our colleagues in their new ways of working was refreshed to help them to continue to protect our customers and themselves, regardless of their specific working location. As 2021 progressed, we supported our colleagues in branches and those gradually returning to offices, to comply with the relevant government guidelines.
I AM Risk Week 2021
In November 2021, we once again joined colleagues from across the Banco Santander group to celebrate our risk culture, with an emphasis on our personal responsibility and accountability for managing risk, to speak up, reminders of how to manage our common risks and why good conduct and compliance matter. During this time, we encouraged our colleagues to use our I AM Risk resources to:
–Attend global risk related webinars focused notably on Financial Crime, Fraud, Reputational, Social and Climate Change risks and Speak Up.
–Recognise a colleague for good risk behaviour
–Use the Santander Speak Up toolkit, which provides helpful information and guidance to build confidence in speaking up.

Annual Report 2021	Santander UK plc 45

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
The Board and Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities
The Board	–Has overall responsibility for business execution and for managing risk
–Reviews and approves the Risk Framework and Risk Appetite
Board Risk Committee (BRC)	–Assesses the Risk Framework and recommends it to the Board for approval
–Advises the Board on our overall Risk Appetite, tolerance and strategy
–Oversees our exposure to risk and our strategy and advises the Board on both
–Reviews the effectiveness of our risk management systems and internal controls

–Receives regular updates on financial crime compliance measures and risks including money laundering, bribery and corruption and sanctions compliance and monitors KPIs to measure progress to return to approved Board risk appetite and sustain returns to Board risk appetite

Board Responsible Banking Committee	–Responsible for culture and operational risk from conduct, compliance, competition & legal matters
–Reviews reports from the CLRO on the adequacy and effectiveness of the compliance function
–Ensures that adequate and effective control processes are in place to identify and manage reputational risks
–Oversees our Corporate Social Responsibility programme and how it impacts on employees, communities, the environment including sustainability and climate change, reputation, brand and market positioning

Board Audit Committee	–Monitors and reviews the financial statements integrity, and any formal announcements on financial performance
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function
–Oversees the independence and performance of our auditors
Board Remuneration Committee	–Oversees implementation of remuneration policies, ensuring they promote sound and effective risk management

The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee	–Reviews business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve
–Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken
Senior Management Committee	–Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged
–Reviews updates on key risk issues, customer, reputational and conduct matters
Executive Risk Control Committee (ERCC)	–Reviews Risk Appetite proposals before they are sent to the Board Risk Committee and the Board to approve
–Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
–Reviews and monitors our risk exposures and approves any corrective steps we need to take
Asset and Liability Committee (ALCO)	–Reviews liquidity risk appetite (LRA) proposals
–Ensures we measure and control structural balance sheet risks, including capital, funding and liquidity, in line with the policies, strategies and plans set by the Board
–Reviews and monitors key asset and liability management activities to ensure we keep our exposures within our Risk Appetite
Pensions Committee	–Reviews pension risk appetite proposals
–Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding
–Consults with the pension scheme trustees on the scheme’s investment strategy
Capital Committee	–Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework
–Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve
Incident Accountability Committee	–Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments
–Presents recommendations to the Board Remuneration Committee
Credit Approval Committee	–Approves corporate and wholesale credit transactions which exceed levels delegated to lower level forums or individuals
Investment Approval Committee	–Approves equity type investment transactions which exceed levels delegated to lower level approval forums or individuals
Financial Crime Committee
–Ensures due reporting, consideration, oversight and informed decision making regarding compliance by the Company and its subsidiaries with financial crime laws and regulations, and best industry practice aligned to the Company’s stated risk appetite

Annual Report 2021	Santander UK plc 46

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Key senior management roles
Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities
Chief Executive Officer	The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO must also ensure we have a suitable system of controls to manage risks and report to the Board on it.
Chief Risk Officer (CRO)	Oversees and challenges risk activities, and ensures lending decisions are made within our Risk Appetite. Accountable for control and oversight of credit, market, liquidity, capital, pension, strategic & business, operational, model risk and risks associated with climate change.
Chief Legal and Regulatory Officer (CLRO)	Accountable for the control and oversight of legal, conduct and regulatory, reputational and financial crime risk, and is responsible for reporting on these risks to the CRO, to provide the CRO with a holistic enterprise wide view of all risks.
Chief Financial Officer	Responsible for developing strategy, leadership and management of the CFO Division. In supporting our corporate goals within our risk appetite, the CFO is responsible for managing interest rate, liquidity, pension and capital risks. The CFO aims to maximise the return on Regulatory and Economic Capital, ensuring transactions create value with the right risk-based profile.
Chief Internal Auditor (CIA)	Designs and uses an audit system that identifies key risks and evaluates controls. The CIA also develops an audit plan to assess existing risks that involve producing audit, assurance and monitoring reports.
Money Laundering Reporting Officer (MLRO)	Responsible to the CLRO for control and oversight of financial crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the FCA.
Risk organisational structure
We use the ‘three lines of defence’ model to manage risk. This model is widely used in the banking industry and has a clear set of principles to put in place a cohesive operating model across an organisation. It does this by separating risk management, risk control and risk assurance. The reporting lines to the Board with respect to risk are as follows:
Line 1: Business Units and Business Support Units identify, assess and manage the risks which originate and exist in their area, within our Risk Appetite.
Line 2: Risk Control Units are independent monitoring and control functions. They are under the executive responsibility of the CEO, but responsible to the CRO or the CLRO for overseeing the first line of defence. They make sure Business Units and Business Support Units manage risks effectively and within our Risk Appetite. The Risk Control Units are: Financial Crime; Conduct & Compliance, responsible for controlling reputational and conduct & regulatory risks; Legal; and Risk, responsible for controlling credit, market, liquidity, capital, pension, strategic and business, operational and model risks.
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
Internal control system
Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, standards, roles and responsibilities, and governance for internal control. Our Risk Framework covers the categories below:

Category	Description
Risk Frameworks	Set out how we should manage and control risk across the business (overall framework), our risk types (risk type frameworks) and our risk activities (risk activity frameworks).
Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.
Strategic Commercial Plans	Plans produced by business areas, at least annually, which describe the forecasted objectives, volumes and risk profile of new and existing business, within the limits defined in our Risk Appetite.
Risk Appetite	See our Risk Appetite section that follows.
Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.
Risk Certifications	Business Units, Business Support Units or Risk Control Units set out how they have managed and/or controlled risks in line with our risk frameworks and within our Risk Appetite. They are completed at least once a year and explain action to be taken. This helps ensure people can be held personally accountable.

Annual Report 2021	Santander UK plc 47

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
How we describe the limits in our Risk Appetite
Our Risk Appetite sets out detailed limits across all types of risk, using metrics and qualitative statements.
Metrics
We use metrics to set limits across most risk types including a set of metrics focused on losses, capital, liquidity and concentration. We set:
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
These limits apply in normal business conditions, but also when we might be experiencing a far more difficult economic environment. We refer to conditions like this as being under stress. For more on EC and stress scenarios, see the next page.
Qualitative statements
For some types of risk we also use qualitative statements that describe in words the appetite we want to set. For example, in operational risk, we use them to describe our risk-averse appetite for cyber risk. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.
How we set our Risk Appetite, and stay within it
We control our Risk Appetite through our Risk Appetite Framework. Our Board approves and oversees our Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects changes in the markets and economic environment in which we operate. Our ERCC is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this they monitor our performance against our Risk Appetite, business plans and budgets each month.
We also use stress testing to review how our business plan performs against our Risk Appetite Statement. This shows us if we would stay within our Risk Appetite under stress conditions. It also helps us to identify any adverse trends or inconsistencies.
We embed our Risk Appetite by setting more detailed risk limits for each business unit and key portfolios. These are set in a way so that if we stay within each detailed limit, we will stay within our overall Risk Appetite. When we use qualitative statements to describe our appetite for a risk, we link them to lower-level key risk indicators, so that we can monitor and report our performance against them.

Annual Report 2021	Santander UK plc 48

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example, the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels and the size of the UK economy. We also explore sensitivities around several macro variables where there may be concerns or levels of uncertainty. In 2021, we also completed the Bank of England’s (BoE) Climate Biennial Exploratory Scenario (CBES). The purpose of this exercise was to investigate a range of risks that may not be directly linked to prevailing economic and financial conditions and helps us to prepare for possible future shocks. The CBES tested the resilience of the UK financial system to the physical and transition risks associated with three different climate pathways. The key climate factors included physical risks due to higher global temperatures, and transition risks as a consequence of the structural changes needed to transition towards a low-carbon economy.
How we use stress testing
We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:
–Our business plan, and its assessment against our Risk Appetite
–Our capital strength, through our ICAAP
–Our liquidity position, through our ILAAP
–Our long term impacts of climate change, through the CBES
–Impacts on other risk types.
We use a wide range of models, approaches and assumptions. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables like unemployment rates might affect the number of customers who might fall into arrears on their mortgage or other loans.
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
Board oversight of stress testing
The ERCC approves the design of the scenarios in our ICAAP and ILAAP. The Board Risk Committee approves the stress testing framework. The Board reviews stress test outputs as part of the approval processes for the ICAAP, ILAAP, Recovery and Resolution, our Risk Appetite and regulatory stress tests, including CBES.
Regulatory stress tests
We take part in a number of external stress testing exercises. These can include stress tests of the UK banking system conducted by the PRA and the BoE. We also contribute to stress tests of Banco Santander SA conducted by the European Banking Authority (EBA).
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
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2021, the largest category continued to be credit risk in Retail Banking, which accounted for more than half of our risk-weighted assets. This reflects our business strategy and balance sheet.

TASKFORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES (TCFD)
We are implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and taking action to meet the expectations set by the PRA, BoE and FCA. This requires wide-ranging collaboration both within the bank and externally to develop the tools and methodologies needed. As such, we have adopted a unified approach across the Santander UK Group Holdings plc group and therefore present disclosures on that basis in the Santander UK Group Holdings plc group Annual Report.

Annual Report 2021	Santander UK plc 49

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit risk

Overview
Credit risk is the risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for whom we have assumed a financial obligation.
We set out how our exposures arise and our approach to credit risk across the credit risk lifecycle. We discuss our ECL approach and the key inputs to our ECL model. We also summarise various Covid-19 support measures provided to our customers and their impact on ECL. We then analyse our key metrics, credit performance and forbearance, and highlight how Covid-19 affected them where relevant.

Key metrics Stage 3 ratio remained stable at 1.45% (2020: 1.45%). Loss allowances decreased to £865m (2020: £1,377m). Average LTV of 64% (2020: 64%) on new mortgage lending.
CREDIT RISK MANAGEMENT
Exposures (audited)
Exposures to credit risk arise in our business segments from:

Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre
In Homes,
–We provide residential mortgages for customers with good credit quality (prime lending).
–We provide these mostly for owner-occupied homes, with some buy-to-let mortgages provided to non-professional landlords.
In Everyday Banking,
–We provide unsecured lending to individuals, including personal loans, credit cards and account overdrafts.
–We provide banking services to businesses with a turnover of up to £6.5m per annum and relatively simple borrowing needs. We offer overdrafts, credit cards and business loans.

–We provide financing for cars, vans, motorbikes and caravans through Santander Consumer (UK) plc (SCUK).
–Through our joint ventures, Hyundai Capital UK Ltd and Volvo Car Financial Services UK Limited, we provide retail point of sale customer finance and wholesale finance facilities (stock finance).

–Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.
–We provide these to SMEs and mid-sized corporates with an annual turnover of up to £500m, Commercial Real Estate and Social Housing associations.

–Asset and liability management of our balance sheet, as well as our non-core and legacy portfolios being run down.
–Exposures include financial institutions, sovereign and other international organisation assets, and structured products, chosen for diversification and liquidity.

The segmental basis of presentation in this Annual Report has changed following a management review of our structure, and comparative amounts have been restated to be consistent with the new presentation. Previously, Consumer Finance was managed as part of Retail Banking. See Note 2 for more information.

Santander UK transferred a significant part of the CIB business to the London branch of Banco Santander SA under a Part VII banking business transfer scheme which completed on 11 October 2021. For more information, see Note 43.

Prior to the transfer, CIB provided loans, bank accounts, treasury services and markets activities, trade finance, receivables discounting and cash transmission to large corporates and financial institutions, under approved ring-fenced bank exceptions policy.

Annual Report 2021	Santander UK plc 50

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Our approach to credit risk
We manage our portfolios across the credit risk lifecycle, from drawing up our risk strategy, plans, budgets and limits to make sure the actual risk profile of our exposures stays in line with our business plans and within our Risk Appetite. We further tailor the way we manage risk across the lifecycle to the type of product and regularly review our approach and refine it when we need to.
1. Risk strategy and planning (audited)
All relevant areas of the business work together to create our business plans. We aim to balance our strategy, goals, and financial and technical resources with our Risk Appetite. To do this, we focus on economic and market conditions and forecasts, regulations, conduct matters, profitability, returns and market share.
2. Assessment and origination (audited)
Managing credit risk begins with lending responsibly. That means only lending to customers who are committed to paying us back and can afford to, even if their circumstances change. We undertake a thorough risk assessment to make sure a customer can meet their obligations before we approve a loan.
We take proportionate steps to assess whether a customer will be able to repay the money borrowed. We do this by a series of initial affordability and credit risk assessments. We access each customer’s credit profile and signs of how reliable they are at repaying credit. When a customer applies, we assess the data they provide, plus data from credit reference agencies (for Retail Banking and Consumer Finance) and performance on their other Santander accounts (if they have any) against our Credit Policy.
Retail Banking
In Homes, for secured loans, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. Many of our decisions are automated as we use data available to us. We tailor the process and how we assess the application based on the product. More complex transactions often need greater manual assessment. This means we have to rely more on our credit underwriters’ skill and experience in making the decision.
In Everyday Banking, similar to Homes, many of our decisions are automated as we use data available to us. We tailor the process and how we assess the application based on the product. For unsecured personal loans and credit cards, we assess affordability by reviewing the customer’s income and spending, their other credit commitments and stress accommodation costs on a proportionate basis.
For business banking services, we use a combination of internal, credit reference agency and application data in our credit assessments. Credit scoring combined with policy rules give us confidence that businesses are creditworthy and can afford their repayments.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios is:

Portfolio	Description
Residential mortgages	Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued either by a surveyor or using automated valuation methodologies where our confidence in the accuracy of this method is high.
Unsecured lending	There is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Business banking services	Business banking lending is unsecured. When lending to incorporated businesses, we typically obtain personal guarantees from each director but we do not treat these as collateral.
Consumer Finance
In Consumer Finance, similar to Retail Banking, many of our decisions are automated as we use data available to us. We tailor the process and how we assess the application based on the product. Residual value risk is one of our top risks. We use leading independent vehicle valuation companies to assess the future value of the asset before the start of the agreement.
Credit risk mitigation
The type of credit risk mitigation, including collateral, is:

Portfolio	Description
Consumer (auto) finance	Collateral is in the form of legal ownership of the vehicle for most consumer (auto) finance loans, with the customer being the registered keeper. Only a very small proportion of the business is underwritten as a personal loan. In these cases, there is no collateral or security tied to the loan. We use a leading vehicle valuation company to assess the LTV at the proposal stage to ensure that the value of the vehicle being lent against is appropriate.

Corporate & Commercial Banking
Our risk assessment assigns each customer a credit rating according to the internal rating threshold, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and trends in the economy, backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year for those clients that are rated. We also assess the underlying risk of the transaction, taking account of any mitigating factors (see the tables below) and how it fits with our risk policies, limits and Risk Appetite.

Annual Report 2021	Santander UK plc 51

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Responsible lending, including climate change and the transition to a low carbon economy
We lend to a wide range of sectors and industries, including those that are intrinsic or of strategic importance to the economy of the UK. As part of lending responsibly, we observe the Equator Principles as a way to factor social, ethical and environmental impacts into our risk analysis and decision making for financial transactions. Our Reputational Risk and Environmental, Social and Climate Change (ESCC) Risk policies define how we create long-term value while managing those risks. Our policies cover Oil & Gas, Power Generation & Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for Coal Fired Power Plants (CFPPs) projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects. In line with the Banco Santander commitment, we will eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with over 10% revenue from thermal coal by 2030. We pay special attention to the ESCC risks of various activities and projects, including liquid natural gas facilities; deep-sea and ultra-deep-sea oilfields; nuclear power generation; solid and gaseous biomass; precious minerals and metals mining; and native tropical timber extraction. We review all relationships and transactions with identified ESCC risks or reputational risks including human rights, to ensure they are within our risk appetite. Key decisions can be escalated to the Reputational Risk Forum and, if required, the Board.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
SME and mid corporate	Includes secured and unsecured lending. We can take mortgage debentures or a first charge on commercial property as collateral. Before agreeing the loan, we get an independent professional valuation which assesses the property. Loan agreements typically allow us to obtain revaluations during the term of the loan. We can also take guarantees, but we do not treat them as collateral unless they are supported by a tangible asset which is charged to us.

We also lend against assets (like vehicles and equipment) and invoices for some customers. We value assets before we lend. For invoices, we review the customers' ledgers regularly and lend against debtors who meet agreed criteria.

We consider the UK Government guarantee supporting losses on amounts lent under its Coronavirus Loan Schemes as collateral (80% for CBILS, CLBILS and RLS, and 100% for BBLS).
Commercial Real Estate	We take a first legal charge on commercial property as collateral. The loan is subject to strict criteria, including the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before agreeing the loan, we visit the property and get an independent professional valuation which assesses the property, the tenant and future demand. Loan agreements typically allow us to obtain revaluations during the term of the loan.
Social Housing	We take a first legal charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing.

Corporate Centre
We follow the same assessment and origination process in Corporate Centre as that in Corporate & Commercial Banking.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
Structured Products	These are our High Quality Liquid Assets (HQLA) and Legacy Treasury asset portfolios. These assets are primarily ABS and covered bonds, which benefit from senior positions in the creditor hierarchy. Their credit rating reflects the over-collateralisation in the structure, and the assets that underpin their cash flows and repayment schedules.
Social Housing	We manage the risk on this portfolio in the same way as for the Social Housing portfolio in Corporate & Commercial Banking.
Financial Institutions	We use standard legal agreements to reduce credit risk via netting and collateralisation on derivatives, repos and reverse repos, and stock borrowing/lending. We also reduce risk by clearing trades through central counterparties (CCPs) where possible.

Legacy Portfolios in run off	We often hold collateral through a first legal charge over the underlying asset or cash. We get independent third-party valuations on fixed charge security in line with industry guidelines.

Corporate & Investment Banking
Prior to the transfer in Q4 2021, we followed the same assessment and origination process in Corporate & Investment Banking as that in Corporate & Commercial Banking and Corporate Centre. In addition, in Corporate & Investment Banking, a specialist analyst usually reviewed a transaction at the start and over its life.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios were as follows.

Portfolio	Description
Large Corporates	Most of these corporate loans and products were unsecured. We also had a structured finance portfolio, where we typically held legal charges over assets we financed. We monitored borrowers in line with expected performance and applicable covenants, so we detected any financial distress early.
Financial Institutions	Financial Institutions exposures were minimal and were managed in the same way as Large Corporates.

Annual Report 2021	Santander UK plc 52

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

3. Monitoring (audited)
We measure and monitor changes in our credit risk profile on a regular and systematic basis against our budgets, limits and benchmarks.
Credit concentrations
A core part of our monitoring and management is a focus on credit concentrations, such as the proportion of our lending that goes to specific borrowers, groups or industries. We set and monitor concentration limits in line with our Risk Appetite and review them on a regular basis.
–Geographical concentrations: We set exposure limits to countries and geographies, with reference to the country limits set by Banco Santander and our own Risk Appetite. For more geographical information, see ‘Country risk exposures’.
–Industry concentrations: We also set exposure limits by industry sector. We set these limits based on the industry outlook, our strategic aims and desired level of concentration, and relevant limits set by Banco Santander. We analyse committed exposures in the ‘Credit risk review’ section that follows.
Retail Banking
In Homes, we use IT systems and data available to us to monitor accounts. The main parts are:
–Behavioural scoring: we use statistical models that help predict whether a customer will have problems repaying, based on how they use their accounts
–Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models
–Other Santander accounts: each month, we also look at how the customer uses their other accounts with us, so we can identify problems early.
Our day-to-day retail credit risk monitoring relies on a mix of product, customer and portfolio performance measures as described above. However, changes in the wider UK macro-economy also impact our Homes portfolio. To reflect this, since 2017 we have used a Retail Risk Playbook tolerance framework to enhance our day-to-day risk monitoring. This is a formal, structured framework that sets out the macroeconomic variables that are most relevant to retail portfolio performance. We monitor these variables against the related forecasts in our business plans. If the economy deviates materially from our forecasts, we formally review and reconsider our retail risk management policy and strategy. This framework will stay in place for as long as we consider it necessary.
Covid-19 has and will continue to affect the macro-economic environment and we have responded to this using the Retail Risk Playbook tolerance framework and management judgements to ensure that portfolio quality remains within Risk Appetite.
Our monitoring can also mean we change our minds about whether a product is still right for a customer. If we find evidence that a customer is in financial difficulties, we contact them about arrears management including forbearance, which we explain in more detail below.
For secured lending, our monitoring also takes account of changes in property prices. We estimate the property’s value every three months. In most cases, we use statistical models based on recent sales prices and valuations in that local area. Use of this model is subject to Model Risk Governance. Where a lack of data means the model’s valuation is not available, we use the original surveyor valuation with a House Price Index (HPI) adjustment as appropriate.
In Everyday Banking, similar to Homes, we use IT systems and data available to us to monitor accounts, and we use the Retail Risk Playbook tolerance framework (except for business banking services) and management judgements to ensure that portfolio quality remains within Risk Appetite. For unsecured personal lending like credit cards and overdrafts, monitoring might lead us to raise or lower credit limits. For business banking services, we review revolving credit facilities each year to ensure the facilities remain appropriate for the customer's financial circumstances.
Consumer Finance
In Consumer Finance, similar to Retail Banking, we use IT systems and data available to us to monitor accounts, and we use the Retail Risk Playbook tolerance framework and management judgements to ensure that portfolio quality remains within Risk Appetite. We also check the Residual Value of our portfolio each month, using triggers set to identify any material change in trends.
Corporate & Commercial Banking and Corporate Centre
We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We monitor detailed analyses of our credit exposures and risk trends each month. We also report our larger exposures and risks to the Board Risk Committee each month.
Our Watchlist
We also use a Watchlist for exposures subject to annual reviews to help identify potential problem debt early. Just because a customer is on our Watchlist does not mean they have defaulted. It just means that something has happened that has increased the probability of default, such as they breach a covenant or lose a major contract.
We classify Watchlist cases as:
–Enhanced monitoring: for less urgent cases. If they are significant, we monitor them more often and where appropriate may consider more collateral.
–Proactive management: for more urgent or serious cases. We may take steps to restructure debt including extending the term, taking more collateral, agreeing a lower credit limit, or seeking repayment of the loan through refinancing or other means.
We assess cases on the Watchlist for impairment as explained in the ‘Significant Increase in Credit Risk (SICR)’ section. When a customer is included in enhanced monitoring, we do not consider that it has suffered a SICR for ECL purposes, so it remains in Stage 1 for purposes of our loss allowance calculations. When a customer is included in proactive management, we consider that it has suffered a SICR. This means we transfer it to Stage 2 and subject it to a lifetime ECL assessment to calculate the new loss allowance. We take into account any forbearance we offer. This includes whether any extra security or guarantees are available, the likelihood of more equity and the potential to enhance value through asset management.
In Corporate & Commercial Banking, as part of our client review process, for loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. Where this seems unlikely, we put the case on our Watchlist.
In Corporate & Commercial Banking, there are also exposures that are not subject to annual reviews, which are primarily high volume and low value cases. They are managed using early warning indicators, which are supported by teams of expert analysts. Early warning indicators include the use of data from credit reference agencies.
In Corporate Centre, we typically monitor the credit quality of our exposures daily. We use both internal and third-party data to detect any potential credit deterioration.
Corporate & Investment Banking
Prior to the transfer in Q4 2021, we followed the same monitoring process in Corporate & Investment Banking as that in Corporate & Commercial Banking and Corporate Centre. In addition, we also monitored the credit quality of our exposures daily. We used both internal and third-party data to detect any potential credit deterioration.

Annual Report 2021	Santander UK plc 53

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

4. Arrears management (audited)
Retail Banking and Consumer Finance
We have several strategies to manage arrears that we can use as early as the day after a missed payment. We assess the problems a customer is having, so we can offer them the right help to bring their account up to date as soon as possible. The strategy we use depends on the risk and the customer’s circumstances.
Corporate & Commercial Banking and Corporate Centre
We identify problem debt by close monitoring, supported by our Watchlist process for all exposures subject to annual reviews. When there is a problem, our Relationship Directors are the first to act, supported by the relevant credit risk expert. We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to make sure they are not breaching any covenants, and by having regular dialogue with them. Our Restructuring & Recoveries team are engaged as needed on Watchlist cases and we may hand over more serious cases to them.
For the exposures not subject to annual review, we have several strategies for managing arrears that can be used as early as the day of the missed payment. We assess the problems a customer is having, so we can offer them the right help to bring their account up to date as soon as possible.
If a case becomes more urgent or needs specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team. We aim to act before a customer defaults, to prevent it, if possible. The strategy we use depends on the type of customer, their circumstances and the level of risk. We use restructuring and rehabilitation tools to try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us.

Corporate & Investment Banking
Prior to the transfer in Q4 2021, we managed arrears in Corporate & Investment Banking in the same way as that in Corporate & Commercial Banking and Corporate Centre.
For more, see the Forbearance section.
5. Debt recovery (audited)
Sometimes, even when we have taken all reasonable and responsible steps to manage arrears, they are not effective. If this happens, we have to end our agreement with the customer and try to recover the whole debt, or as much of it as we can.
Retail Banking
In Homes, to recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court. For retail mortgage loans we may consider legal action including repossession of the property as a last resort or, if necessary, to protect the property from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations on each property, as well as the estimated cost of selling it. These form the basis of our loss allowances calculations. Where we do enforce the possession of a property we do not take ownership. We make use of external agents to realise the value and settle the debt. Any surplus funds are returned to the borrower or are otherwise dealt with in line with insolvency regulations.
In Everyday Banking, to recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court, similar to our approach in Homes.
Consumer Finance
To recover what we are owed, we may use a debt collection agency, sell the debt, or take the customer to court, similar to our approach in Retail Banking. We may consider taking steps to re-possess of the vehicles we have financed.
Corporate & Commercial Banking and Corporate Centre
Where we look for an exit, we aim to do this, if we can, by agreeing with the borrower that they will sell some or all their assets on a voluntary basis or agreeing to give them time to refinance their debt with another lender. Where we cannot find a way forward or reach a consensual arrangement, we consider recovery options. This can be through an insolvency proceeding, enforcing over any collateral or selling debt on the secondary market. We may also consider other legal action available to recover what we are owed from debtors and guarantors. If there is a shortfall, we write it off against loss allowances we hold. In certain very rare instances, we may act as mortgagee in possession of assets held as collateral against non-performing commercial lending. In such cases, we carry the assets on our balance sheet and classify them in line with our accounting policies.
Corporate & Investment Banking
Prior to the transfer in Q4 2021, we followed the same debt recovery process in Corporate & Investment Banking as that in Corporate & Commercial Banking and Corporate Centre.
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

Annual Report 2021	Santander UK plc 54

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

We may offer the following types of forbearance, but only if our assessments show the customer can meet the revised payments:

Action	Description
Term extension
We can extend the term of the loan, making each monthly payment smaller. For retail customers, where applicable they must also meet our policies for maximum loan term and age when they finish repaying. Customers with interest-only mortgages have to make arrangements to repay the principal at the end of the mortgage. For corporate customers, we expect the customer to be able to pay the interest in the short-term and have a realistic chance of repaying the full balance in the long-term at a minimum. We may offer term extensions if the customer is up to date with their payments but showing signs of financial difficulties. We may also offer this option if the loan is about to mature and near-term refinancing is not possible on market terms.

Interest-only	For retail customers, interest-only is only offered as a short-term standard collections arrangement since March 2015. We now record any related shortfall in monthly payments as arrears and report them to the credit reference agencies. As a result, we do not classify interest-only arrangements agreed since March 2015 as forbearance. We continue to manage and report all interest-only arrangements offered before then as forbearance.

For corporate customers, we can agree to let a customer pay only the interest on the loan for a short time – usually less than a year. We only agree to this if we believe their financial problems are temporary and they are going to recover. After the interest-only period, we expect the customer to go back to making full payments of interest and capital once they are in a stronger financial position.
Other payment rescheduling, including capitalisation
For retail customers, we offer two main types, which are often combined with term extensions and, in the past, interest-only concessions:
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
For corporate customers, we may agree to lower or stop their payments until they have had time to recover. We may:
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
Other forms of debt management and modifications
When a customer is not showing signs of financial difficulties, we can also change the terms of their loan. We do this to help them manage their financial liabilities.
In addition, from March 2020 to March 2021, we provided mortgage customers with payment holidays in line with UK Government and FCA guidance. Similar payment holidays were also granted in respect of consumer (auto) finance, personal loans, credit cards, business and corporate loans. For more on this, see 'Covid-19 Support measures'. The granting of a payment holiday on its own was not considered to be a SICR event or a default under regulatory definitions or forbearance. For customers who needed further financial support after the payment holiday period, we offered them help in line with our policies.
Retail Banking
In Homes, apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer. We do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers in insolvency or bankruptcy.
In Everyday Banking, we do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers in insolvency or bankruptcy.
Consumer Finance
We do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines on the treatment of customers in insolvency or bankruptcy.

Annual Report 2021	Santander UK plc 55

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Corporate & Commercial Banking and Corporate Centre
When customers are in financial difficulty, we can also manage debt in other ways, depending on the facts of the specific case:

Action	Description
Waiving or changing covenants	If a borrower breaks a covenant, we can either waive it or change it, taking their latest and future financial position into account. We may also add a condition on the use of any surplus cash (after operating costs) to pay down their debt to us.
Asking for more collateral or guarantees	If a borrower has unencumbered assets, we may accept new or extra collateral in return for revised financing terms. We may also take a guarantee from other companies in the same group and/or major shareholders. We only do this where we believe the guarantor will be able to meet their commitment.
Asking for more equity	Where a borrower can no longer pay the interest on their debt, we may accept fresh equity capital from new or existing investors to change the capital structure in return for better terms on the existing debt.

Corporate & Investment Banking
Prior to the transfer in Q4 2021, we managed debt in Corporate & Investment Banking in the same way as that in Corporate & Commercial Banking and Corporate Centre.

Risk measurement and control
We measure and control credit risk at all stages across the credit risk lifecycle. We have a range of tools, processes and approaches.
Retail Banking and Consumer Finance
These businesses involve managing large numbers of accounts, so they produce a huge amount of data. This allows us to take a more analytical and data intense approach to measuring risk. This is reflected in the wide range of statistical models we use across the credit risk lifecycle. We use:
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
Corporate & Commercial Banking and Corporate Centre
We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client. We assess our loss allowances regularly by looking at a number of factors, including the cash flow available to service debt and the value of collateral based on third-party professional valuations.
Corporate & Investment Banking
Prior to the transfer in Q4 2021, we measured and controlled credit risk in the same way as Corporate & Commercial Banking and Corporate Centre.

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
Stage 3 ratio
The Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. The Stage 3 ratio is the main indicator of credit quality performance.

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

Annual Report 2021	Santander UK plc 56

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Critical judgements and accounting estimates applied in calculating ECL (audited)
IFRS 9 recognises that critical management judgements and accounting estimates are an essential part of calculating ECL. Specifically, where the historical data that we use in our models does not reflect current or future expected conditions, or the data we have does not cover a sufficient period or is not robust enough. We consider the critical accounting estimates in calculating ECL to be:
–Forward-looking multiple economic scenarios; and
–Probability weights applied to multiple economic scenarios.
We consider the critical management judgements in calculating ECL to be:
–Definition of default;
–Significant Increase in Credit Risk (SICR) thresholds;
–Post Model Adjustments (PMAs);
–Internal credit risk rating for corporate borrowers; and
–Individually assessed corporate Stage 3 exposures.

See sections below for more on each of these key judgements and estimates.

Multiple economic scenarios and probability weights (audited)
For all our portfolios, except CIB, we use five forward-looking economic scenarios. For 2021, they consist of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.
(i) For all our portfolios, except CIB
Our forecasting approach
We derive our scenarios in part by using a set of parameters in GDP fan charts published by the Office for Budget Responsibility (OBR). To avoid major changes to the scenarios due to changes in the OBR fan charts, we place more weight on the long-run outlook of the fan charts rather than relying solely on each individual release as this can create large swings in the scenarios which may not be appropriate. We use the OBR fan charts to calculate our GDP paths for each scenario. For 2021 this applied to the Upside 1, Downside 1 and Downside 2 scenarios. These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to illustrate the uncertainty regarding the outcome of a variable, in this case GDP.
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
For the upside scenario, which has a higher growth path and rising productivity growth, we allow for a managed tightening of the monetary stance, so we assume small increases in Bank Rate. In contrast, for Downside 2 the scenario shows monetary policy forced into a reactive stance to contain CPI inflation at a time of weakening output growth, so we assume the Bank of England would raise rates in this scenario to bring inflation back to its target rate. The rising Bank Rate profiles are based on forward guidance from the Bank of England, where increases are assumed to be gradual and incremental. For the Downside 1 scenario, this is aligned to the base case forecast for the majority of the 5 year forecast as inflation is similar to that of the base case, and for Downside 3, this shows a negative interest rate profile which the Bank of England follows to try and boost growth with inflation remaining low. In this way, our scenarios reflect a range of possible outcomes that the Bank of England may follow for different growth paths.
Our use of five scenarios is designed to reflect different possible outcomes to the base case forecast highlighting the upside and downside risks associated with the central scenario. The downside risks for the UK economy include further waves of Covid-19 leading to restrictions on economic activity, a further and sharper downturn in global growth, a substantial increase in inflation which raises the cost of living, a continuation of the very low productivity growth seen in the UK, and a move to a more protectionist agenda for trade. The upside risks are more muted at present and include a stronger recovery in global growth, coupled with a move to more open trade and further trade agreements with other countries.
We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three-year planning processes, or sooner if there is a material change in current or expected economic conditions. For instance, in 2021 the base case has been updated every quarter. We refresh all our economic scenarios each quarter to reflect the latest data and OBR fan charts if these have changed, which are then reviewed and approved by the Credit Risk Provisions Forum (CRPF). The CRPF also assesses the probability weights at least once a quarter.
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At the end of 2021, there were no significant differences between our base case forecasts and the consensus views.
In 2021, we were also able to do further peer benchmarking analysis of the economic scenarios using the data the PRA provided, which for Q4 2021 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The conclusion of this analysis demonstrated that our economic scenarios were in line with our peers, although on a weighted basis house price inflation reflected a more conservative view.
In 2021, we also considered any likely impact from climate change risk on our forecasting approach and concluded that no adjustment to the multiple economic scenarios for climate change risk was required. This is because climate change effects are generally regarded to be relevant over a longer timeframe than our forecast period of five years.

Annual Report 2021	Santander UK plc 57

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Key changes to our forecasting approach in 2021
In 2021, there were no specific changes to our forecasting approach. The OBR have not published fan charts since March 2020. However, in order to ensure that the error bands remain reasonable, they have been cross-checked against other forecasters views on downside and upside scenarios to make sure they remain a reasonable proxy and we are considering using our own fan chart error bands going forward to mitigate this issue.

Base case
For our base case, the forecasts are based on the following assumptions: that there are no further lockdowns due to rising Covid-19 infections; that the majority of overseas travel restrictions have been removed; that supply constraints continue into 2022; that in Q4 further self-imposed social distancing restrictions are re-enacted to deal with increased infection rates slowing growth further; and that GDP 2019 levels are returned to in H1 2022. It is normal practice to review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and we will continue to follow that approach particularly as the advice the UK Government issues is subject to change in this fluid environment.

Base case key macroeconomic assumptions
–House price growth: The stamp duty holiday ceased at the end of September 2021. However, there has not appeared to be a marked slowdown in house price growth, although it was expected to fall back further in Q4 2021 as more normal demand patterns for housing emerge. With unemployment continuing to remain low, conditions for buying still favourable, albeit with mortgage rates increasing in line with Bank Rate hikes, and with the supply side remaining weak this will help keep house prices from falling. On this basis we were projecting an increase of 5% by the end of 2021, although this will vary across the UK regions with London seeing much smaller rises.

–GDP: The outlook assumes the recovery peaked in Q2 2021 with slowing quarterly growth rates thereafter. Growth in 2021 and 2022 will be hampered by the changes to the trading conditions brought about by the UK’s exit from the EU and with supply constraints continuing to dominate, raising prices which along with the jump in prices for gas and oil result in inflation peaking in H1 2022. Growth continues in 2022, but with rates starting to return to pre-Covid levels as catch-up consumption begins to dissipate and the economy moves towards average growth rates. Key to growth is ensuring rising prices remain under control and that the cost of living spike remains that.

–Unemployment rate: Unemployment was expected to peak in Q4 2021 at 4.7% as the UK Government’s job support schemes come to an end. However, with the majority of UK businesses wanting to retain staff for when trading conditions return to more 'normal' patterns, unemployment continues to fall back over the forecast period. Given the reduced size of the UK workforce, unemployment by the end of the forecast period is only slightly higher than pre-pandemic.

–Bank Rate: For the Bank Rate forecast, the base case had Bank Rate at 25bps at the end of 2021, in line with the increase in rates implemented by the Monetary Policy Committee (MPC) on 16 December 2021. In 2022 it assumes two further rate hikes of 25bps, each to end 2022 at 75bps. These further increases are designed to bring CPI inflation back towards target in 2023 given a peak of circa 6% in H1 2022. The base case remains flat from beginning of 2023 over the rest of the forecast period as inflation starts to drop back with rates now at pre-pandemic levels. The Bank of England look to bed in these new rates and to understand its effects on businesses.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce continues and that this will have a knock on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.6%, the OBR’s latest estimate of the UK’s long run average growth rate. CPI inflation is forecast to be significantly above the 2% target rate in the initial forecast period but then fall to target by the end. With higher levels of savings, consumers use a proportion of these to help support household spending power through 2022.
In summary, the base case assumes that the outlook improves as the successful vaccination programme continues, which ends the need for further national lockdowns.
Key changes to our base case in 2021
The key changes to our base case assumptions in 2021 were: (i) stronger GDP growth in 2021 and weaker expansion in 2022 to reflect the faster recovery followed by a return to slower, pre-pandemic growth rates; (ii) the unemployment rate, whilst lower than expected given the government furlough scheme, rises a little and peaks in Q4 2021. Thereafter it falls back very gradually over the forecast horizon; (iii) there is much faster house price growth in 2021 as the ending of the stamp duty holiday only has a limited effect on reducing demand and supply remains constrained; and (iv) the Bank Rate profile increases to 75bps by 2022 and thereafter is held flat at its pre-pandemic level of 0.75%. This had the effect of increasing the weighted average of the Bank Rate across the five scenarios to 1.25%.

Annual Report 2021	Santander UK plc 58

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other scenarios
Based on this revised base case, we have reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) a significant rise in Covid-19 cases and further lockdown measures being imposed as variants continue to appear; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) higher inflation; (iv) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example EU workers returning to their native countries and older UK born workers retiring early); and (v) the global economy bouncing back more strongly than expected.
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
The four scenarios are as follows:
One upside scenario
Our modest upside scenario remains appropriate based on vaccines and boosters continuing to be distributed quickly and effectively to the population, which in turn creates a more resilient workforce. It also assumes a faster global recovery and the UK continuing to agree to trade agreements with a number of countries outside the EU. It is also based on productivity growth recovering. HPI for Upside 1 is less positive than for the base case and is based on the HPI equations built into the Oxford Global Economic Model (OGEM) and the particular GDP profile used, whereas our base case reflects our planning view which allows for flexibility to align what is currently seen in the market to the outlook of the economic variable forecast.
Three downside scenarios
Downside 1 assumes further local/regional restrictions were implemented as we moved through 2021 and into 2022 than in the base case as a means of controlling increases in infection rates, which in turn impact economic growth as vaccines are not as effective in combating new variants as hoped. The scenario also reflects a fall in demand for housing leading to downward price corrections over the next five years with a peak to trough of negative 5%. It assumes trade agreements with other countries being negotiated over the forecast period, but fewer than in the base case.
Downside 2 reflects a severe downturn with a longer recovery needed (U shape) capturing even more conservatism and lack of confidence in terms of spending by consumers with higher levels of unemployment. For businesses, it reflects a slower return to profitability and more insolvencies as vaccines are unable to keep infection rates from new variants under control. Companies also struggle to adapt to the new trading conditions with the EU, which create supply bottlenecks and push up manufacturing costs that businesses can no longer absorb, forcing them to pass this burden onto consumers. With business confidence weak and investment contracting, a reduction in investor appetite for UK assets causes a sharp depreciation in sterling which pushes up imported inflation and causes the MPC to raise rates significantly. It also assumes that the incidence of major risk events, for example those caused by climate change, continue to occur exposing risks to countries’ fiscal position and the means to respond to such events which results in growth taking far longer to recover.
There is a substantial rise in interest rates of up to 3%, which results in a large increase in debt-service costs to households and a rapid undermining of demand in the housing market. House values fall sharply and the combination of rising interest rates and unemployment with falling house prices results in a rising profile of credit impairment losses.
Downside 3 features a double dip in economic activity (W shape) lasting three quarters, with higher unemployment and a sharper fall in house prices compared to the four other scenarios. The fall in GDP of circa 7% between Q4 2020 and Q2 2022 is less than half the fall of circa 22% in H1 2020, as this assumes businesses have contingency plans to be able to stay open whilst practising social distancing. The peak in the unemployment rate is similar to that seen in the early 1980s recession peaking at 11.9% in 2022 and remaining in double digits until early 2023, before falling back very gradually. The long-term effects of high unemployment result in a permanent hit to potential output, as persistent and elevated uncertainty leads to more job losses and corporate bankruptcies. Sharp falls in house prices (circa 27%) combined with persistently higher unemployment have particularly adverse consequences for credit impairment charges.
Key changes to our alternative scenarios in 2021
The key changes to our alternative scenarios in 2021 related to changes to the base case, historical data for each variable, and the OGEM. We also rolled forward the GDP path in Downside 3 but kept the overall shape of the profile the same. We did not make any other methodological changes to the scenarios. The combination of these different inputs will mean differences across the variables for each of the alternative scenarios when we update them each quarter. As such, it is not possible to pin-point a specific reason for each change as we do not run the inputs in isolation. However, we compare the variables between each quarter and review any large changes to ensure they are not erroneous.

Annual Report 2021	Santander UK plc 59

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2021:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
GDP(1)	2020 (actual)	(9.7)	(9.7)	(9.7)	(9.7)	(9.7)
	2021	7.0	6.9	6.8	6.2	5.6
	2022	4.8	4.6	4.1	(0.7)	(7.5)
	2023	2.2	1.7	0.9	0.5	3.1
	2024	1.9	1.5	0.5	1.6	1.5
	2025	2.1	1.6	0.5	1.7	1.5
Bank Rate(1)	2020 (actual)	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.25	0.25	0.25	0.25
	2022	0.75	0.75	0.75	1.00	(0.50)
	2023	0.75	0.75	0.75	2.00	0.00
	2024	1.25	0.75	1.00	3.00	0.00
	2025	1.75	0.75	1.00	2.75	0.00
HPI(1)	2020 (actual)	6.9	6.9	6.9	6.9	6.9
	2021	5.4	5.0	5.4	5.4	(2.5)
	2022	(0.8)	2.0	(1.8)	(8.3)	(19.6)
	2023	(2.0)	2.0	(4.6)	(13.1)	(9.3)
	2024	1.0	2.0	(3.1)	(4.8)	2.4
	2025	3.8	2.0	(0.7)	4.3	3.3
Unemployment(1)	2020 (actual)	5.2	5.2	5.2	5.2	5.2
	2021	4.4	4.7	4.4	4.4	6.8
	2022	4.4	4.5	4.8	6.9	11.4
	2023	4.2	4.4	5.0	6.9	8.7
	2024	3.9	4.3	5.1	6.4	8.0
	2025	3.7	4.3	5.4	6.1	7.4

The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2020:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
GDP(1)	2020	(10.5)	(11.5)	(10.5)	(11.1)	(11.5)
	2021	4.8	4.5	4.0	(0.8)	(8.0)
	2022	4.9	6.1	3.6	3.2	3.1
	2023	3.0	2.2	1.5	2.7	1.5
	2024	2.0	1.5	0.4	1.5	1.5
Bank Rate(1)	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.10	0.10	0.75	(0.50)
	2022	0.75	0.10	0.10	1.75	0.00
	2023	1.25	0.10	0.10	3.00	0.00
	2024	1.75	0.25	0.25	2.75	0.00
HPI(1)	2020	3.7	3.5	3.7	3.7	3.5
	2021	(4.6)	(2.0)	(5.4)	(11.3)	(19.7)
	2022	(4.1)	1.5	(6.6)	(14.5)	(8.2)
	2023	2.4	2.0	(1.8)	(3.8)	1.3
	2024	5.5	2.0	0.5	4.9	3.1
Unemployment(1)	2020	6.3	6.8	6.3	6.3	6.8
	2021	6.1	7.5	6.5	8.5	11.4
	2022	5.3	6.2	6.1	7.9	8.7
	2023	4.4	5.6	5.7	6.9	8.0
	2024	4.1	5.5	5.8	6.5	7.4
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.

Annual Report 2021	Santander UK plc 60

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for 2021 and 2020 were:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
2021		%	%	%	%	%
House price growth	5-year average increase/decrease	1.30	2.00	(1.78)	(3.27)	(6.00)
	Peak/(trough) at (1)	(3.07)	0.00	(9.87)	(24.03)	(32.12)
GDP	5-year average increase/decrease	2.33	1.89	0.93	0.49	(0.58)
	Cumulative growth/(fall) to peak/(trough) (2)	12.19	9.83	4.75	2.48	(2.85)
Unemployment rate	5-year end period	3.60	4.30	5.65	5.95	6.80
	Peak/(trough) at (1)	4.45	4.70	5.65	7.27	11.90
Bank of England bank rate	5-year end period	2.00	0.75	1.00	2.25	0.25
	Peak/(trough) at (1)	2.00	0.75	1.00	3.00	(0.50)

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
2020		%	%	%	%	%
House price growth	5-year average increase/decrease	0.49	1.38	(2.01)	(4.54)	(4.44)
	Peak/(trough) at (1)	2.45	7.11	(9.65)	(20.72)	(20.32)
GDP	5-year average increase/decrease	0.75	0.39	(0.38)	(0.98)	(2.82)
	Cumulative growth/(fall) to peak/(trough) (2)	3.82	1.96	(1.88)	(4.80)	(13.33)
Unemployment rate	5-year end period	4.14	5.50	5.84	6.52	7.40
	Peak/(trough) at (1)	6.28	7.90	6.51	8.78	11.90
Bank of England bank rate	5-year end period	1.75	0.25	0.25	2.75	0.00
	Peak/(trough) at (1)	1.75	0.25	0.25	3.00	(0.50)
(1)For GDP and house price growth it is the peak to trough change within the 5 year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(2)This is the cumulative growth for the 5 year period.

Scenario weights
Given the change to the base case in Q4 2021, we undertook a full review of the probability weights applied to all the scenarios. The setting of probability weights needs to consider both the probability of the economic scenarios occurring while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support the initial assessment of how likely a scenario is to occur, we typically undertake a Monte Carlo analysis which would ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring and therefore assign a probability weight to that scenario. However, a key challenge with this approach in a stressed environment like the one seen in 2020 is that extreme GDP forecasts occur.
Due to the extreme falls in growth, in 2020 we changed the time period that we looked at for the Monte Carlo analysis to 2007-2012 in order to capture the very low period of growth, similar to those seen in 2020. However, this time period is no longer appropriate as the economy recovers resulting in large upswings in growth. As such, we have assessed various periods of growth, similar to the action we took in 2020, and the most relevant period would be to include the entire data set given that the number of growth periods since 1948 far outweighs the downswings. In this case, the base case sits at the 10th percentile with such a growth rate occurring, historically, nearly half the time (43%) implying that a weight of between 40-50% remains appropriate. Under the longer period, the Downside 3 scenario now sits in the 50th percentile since the number of significant quarterly growth periods is increasing as we move through 2021. However, this still suggests that a low weight remains appropriate.
We also need to consider the UK economic and political environment when applying weights. Although the economic recovery has started, it is clear that the roadmap will need to be altered in order to deal with any increasing infection rates caused by new variants, particularly as they are appearing regularly and vaccines may need to evolve further to deal with potential resistance to them. As such, we remain of the view that the risks are still biased to the downside and include: emergence of further variants that are resistant to existing vaccines leading to further lockdowns - at present the Omicron variant is an example of where uncertainty is affecting the UK economy via self-imposed restrictions as well as those mandated by the UK Government; a substantial increase in inflation; continuing weak investment; a larger negative impact from the EU trade deal than assumed; and the increasing possibility of a second Scottish referendum which may bring disruption to any recovery in the latter years of the forecast. As such, it remains appropriate to reflect this with a 50% weight for the downside scenarios.

The scenario weights we applied for 2021 and 2020 were:

	Upside 1	Base case	Downside 1	Downside 2	Downside 3
Scenario weights	%	%	%	%	%
2021	5	45	25	20	5

	Upside 1	Base case	Downside 1	Downside 2	Downside 3
Scenario weights	%	%	%	%	%
2020	5	45	15	25	10

(ii) For our CIB portfolios (prior to the transfer in Q4 2021)
Our forecasting approach
The scenario we applied for CIB was an overlay calculation which was used for the overlay in provisions estimation, due to Covid-19. The Long Run scenario was based on a long run (rather than point in time) view and was prepared in the context of a long-term stable outlook where the structural deterioration is materialised to quantify the overlay to account for the macroeconomic worsening. This was to avoid excessive volatility and considered appropriate due to the size of the portfolio. No weights were applied.

Annual Report 2021	Santander UK plc 61

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for our CIB portfolio at 31 December 2020 were:

GDP assumption		%
2020	Long Run global growth scenario (1)	1.3
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

Retail Banking and Consumer Finance
–They have been reported bankrupt or insolvent. This excludes accounts which are up to date and are not defaulted
–Their loan term has ended, but they still owe us money more than three months later
–They have had forbearance while in default, but have not caught up with the payments they had missed before that, or they have had multiple forbearance
–We have suspended their fees and interest because they are in financial difficulties
–We have repossessed the property
Corporate & Commercial Banking and Corporate Centre
–They have had a winding up notice issued, or something happens that is likely to trigger insolvency – such as another lender calls in a loan
–Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract
–They have regularly missed or delayed payments, even though they have not gone over the three-month limit for default
–Their loan is unlikely to be refinanced or repaid in full on maturity
–Their loan has an excessive LTV that is unlikely to be resolved, such as by a change in planning policy, pay-downs, or increase in market value
Where we use the advanced internal ratings-based basis for a portfolio in our capital calculations, we use the same default definitions for ECL purposes. The CRPF reviews and approves the definition of default at least annually.
The Board Audit Committee reviews and challenges the appropriateness of the definition each year, or more often if we change it.
Between March 2020 and March 2021, we offered customers the option to take a payment holiday for up to 6 months where the customer had self certified they had been financially impacted by Covid-19. The granting of a payment holiday on its own was not considered to be a SICR, nor was it considered to be a default under regulatory definitions. Customers requiring longer-term financial support after the 6 month period, such as term extension or interest-only conversion, are treated in accordance with our normal SICR and default definitions.
Prior to the transfer in Q4 2021, we used the same definition of default in Corporate & Investment Banking as that used in Corporate & Commercial Banking and Corporate Centre.

Significant Increase in Credit Risk (SICR) (audited)
Loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual term of the loan, or the behavioural term for a revolving facility. Loans which have not experienced a SICR are subject to 12-month ECL. We assess the credit risk profile of each facility to determine which of three stages to allocate them to:
–Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12-month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months
–Stage 2: when there has been a SICR since initial recognition, but no credit impairment has materialised. We apply a loss allowance equal to the lifetime ECL i.e. lifetime expected loss resulting from all possible defaults throughout the residual life of a facility
–Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is required. For more, see the section ‘Definition of default (Credit impaired)’ above.

We use a range of quantitative, qualitative and backstop criteria to identify exposures that have experienced a SICR. The Credit Risk Provisions Forum (CRPF) reviews and approves our SICR thresholds periodically. The Board Audit Committee reviews and challenges the appropriateness of them each year, or more often if we change them.
Quantitative criteria
We use quantitative criteria to identify where an exposure has increased in credit risk. The criteria we apply are based on whether any increase in the lifetime PD since the recognition date exceeds a set threshold both in relative and absolute terms. We base the value anticipated from the initial recognition on a similar set of assumptions and data to the ones we used at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since initial recognition. For each portfolio, the quantitative criteria we used for 2021 were:

Retail Banking				Consumer Finance(2)	Corporate & Commercial Banking	Corporate Centre
Homes	Everyday Banking (1)
	Personal loans	Credit cards	Overdrafts
30bps	30bps	340bps	260bps	300bps	30bps	Internal rating method
(1)For larger business banking customers we apply the same criteria that we use for Corporate & Commercial Banking.
(2)Consumer Finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison.
The criteria above are absolute (rather than relative) increases in lifetime PD since initial recognition. These are all absolute values. We also applied a relative threshold of 100% (doubling the PD) across all portfolios.
In 2021, there were no changes to the way that we measure SICR. The granting of a payment holiday on its own was not considered to be a SICR event.
Prior to the transfer in Q4 2021, we used the Internal rating method in Corporate & Investment Banking.

Annual Report 2021	Santander UK plc 62

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of any changes in PD. For each portfolio, the criteria we used for 2021 and 2020 were:

Retail Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Homes	Everyday Banking(1)
	Personal loans	Credit cards	Overdrafts
- In forbearance - Default in last 24m - 30 Days past due (DPD) in last 12m - Bankrupt - £100+ arrears	- In Collections - Default in last 12m - £50+ arrears	- In forbearance - Default in last 12m - In Collections - £100+ arrears - Behaviour score indicators	- Fees suspended - Default in last 12m - Debit dormant >35 days - Any excess in month	- In forbearance - Deceased or Insolvent - Court ‘Return of goods’ order or Police watchlist - Agreement terminated - Payment holiday - Cash Collection	- In forbearance - Default in last 12m - Watchlist: proactive management - Default at proxy origination	- Watchlist: proactive management
(1)    For larger business banking customers we apply the same criteria that we use for Corporate & Commercial Banking.
In addition, due to Covid-19 we introduced temporary Post Model Adjustments (PMAs) since Q2 2020 to Stage allocation based on collective assessments of portfolios in Retail Banking and Consumer Finance, and client level in corporate lending (Corporate & Commercial Banking and Corporate & Investment Banking segments) based on sector and client credit quality. See the section 'Post Model Adjustments (PMAs)' below for more on this.
Prior to the transfer in Q4 2021, we used Watchlist: proactive management in Corporate & Investment Banking.
Backstop criteria
As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.
Improvement in credit risk or cure
In some cases, instruments with a lifetime ECL (in Stage 2 or 3) may be transferred back to 12-month ECL (Stage 1). Financial assets in Stage 3 can only be transferred to Stage 2 or Stage 1 when they are no longer considered to be credit impaired, as defined above. Financial assets in Stage 2 can only be transferred to Stage 1 when they are no longer considered to have experienced a SICR. Where we identified a SICR using quantitative criteria, the instruments automatically transfer back to Stage 1 when the original PD-based transfer criteria are no longer met. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before the instruments can be reclassified to Stage 1. For a loan in forbearance to cure, it must meet the exit conditions set out in the earlier section ‘Forbearance’.

Post Model Adjustments (PMAs) (audited)
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

	Modelled ECL	Individually assessed	PMAs	Total ECL
2021	£m	£m	£m	£m
Retail Banking	264	1	123	388
–Homes	119	1	70	190
–Everyday Banking	145	—	53	198
Consumer Finance	51	—	1	52
Corporate & Commercial Banking	106	100	217	423
Corporate Centre	2	—	—	2
Total	423	101	341	865

Annual Report 2021	Santander UK plc 63

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

2020	£m	£m	£m	£m
Retail Banking	472	3	113	588
–Homes	220	3	57	280
–Everyday Banking	252	—	56	308
Consumer Finance	110	—	8	118
Corporate & Commercial Banking	195	157	251	603
Corporate & Investment Banking	26	—	7	33
Corporate Centre	—	—	35	35
Total	803	160	414	1,377

2021 compared to 2020
PMAs reduced from £414m to £341m though the proportion of PMAs to total ECL increased from 30% to 39%. The change in proportion was mainly due to reduction in total ECL driven by favourable macroeconomic forecast and improved credit quality on assets compared to 2020.

The PMAs that we applied at 31 December 2021 and 31 December 2020 were:

	2021	2020
PMAs	£m	£m
Non Covid-19 PMAs
Long-term indeterminate arrears	14	29
12+ months in arrears	29	34
Cladding risk	15	—
Mortgages affordability	18	—
UPL loss floor	21	31
Other PMA	8	30
Total non Covid-19 PMAs	105	124
Covid-19 PMAs
Corporate lending to segments affected by Covid-19	176	193
Payment holidays	—	27
Corporate single large exposure	23	35
Model underestimation	28	20
SME debt burden	9	—
Other Covid-19 PMAs	—	15
Total Covid-19 PMAs	236	290
–Long-term indeterminate arrears: To mitigate the risk of model underestimation, we fully provide for accounts in arrears which have neither repaid (cured) or been written-off after a period of 2 years for unsecured portfolios or 5 years for secured portfolios. For our secured portfolios, we use expected security valuations at the point of repossession to estimate the adjustment. At 31 December 2021 and 31 December 2020, we only needed to make an adjustment for mortgages. As a result of regulatory suspension of repossession in response to the Covid-19 pandemic, management has assumed up to a 2 year delay in repossessions when calculating the ECL uplift for this PMA. This is to make sure LTVs are appropriately stressed by the economic scenarios. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this PMA will diminish. This PMA increased our ECL by £14m. Had management assumed no delay in repossessions or a 3 year delay, the PMA could have been within a range of £11m to £15m.
–12+ months in arrears: To mitigate the risk of underestimating ECL, mortgage accounts which are more than 12 months past due are fully provided for after deducting a historically observed self-cure rate. As a result of regulatory suspension of repossession in response to the Covid-19 pandemic, management has assumed up to a 2 year delay in repossessions when calculating the ECL uplift for this PMA. This is to make sure LTVs are appropriately stressed by the economic scenarios. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this PMA will diminish. This PMA increased our ECL by £29m. Had management assumed no delay in repossessions or a 3 year delay, the PMA could have been within a range of £21m to £32m.
–Cladding risk: This PMA reduces the valuation of flats deemed to be at high-risk, where both fire safety and cladding rectification was highly probable, by 20%, and reduces medium risk flats, where just cladding rectification was deemed to be likely, valuation by 10%. The PMA increased our ECL by £15m, which reflects the reduction in valuation on these flats.
–Mortgage affordability: This PMA addresses the risk that the current PD model for mortgages is likely to underestimate a ‘cost of living crisis’ whereby real disposable income is stretched with increasing living costs and debt burden as interest rates begin to rise. The PMA identifies a population of customers most likely to be under inflationary pressures, increases their PDs and moves them to Stage 2. At 31 December 2021 these accounts made up a significant amount of the total mortgage Stage 2 population as £4.2bn mortgages were moved from Stage 1 into Stage 2 as a result. The PMA increased our ECL by £18m. Had management applied different sensitivities to the PD uplifts, the ECL impact could have been between £14m and £27m.
–UPL loss floor: This PMA addresses the perceived macroeconomic insensitivity within the UPL IFRS 9 models, where historical analysis of losses shows a much larger correlation to the International Labour Organisation (ILO) unemployment forecast than the model gives. The PMA then uplifts the lifetime losses expected in each of the five macroeconomic scenarios within the IFRS 9 model to meet the expected losses the historical analysis predicts. The PMA increased our ECL by £21m. If management had only increased PDs, the PMA could have been £16m.

Annual Report 2021	Santander UK plc 64

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

–Corporate lending to segments affected by Covid-19: In 2020, following internal sector and counterparty assessments, we transferred loans for some corporate and SME sectors and clients who have been severely impacted because of Covid-19 from Stage 1 into Stage 2. This included exposures in a sector where trading had been highly impacted by Covid-19 including Hotels, Hospitality, Retail, Leisure and Care Homes sectors, and where the client has been assessed as most likely to require financial support based on their current financial circumstances. In addition, we have transferred some Stage 2 corporate and SME loans to Stage 3 based on a similar analysis of sector and client credit quality taking into consideration any concessions given to clients since the start of the pandemic as an indicator of those loans most likely to meet our default definition. We use our models to calculate the incremental ECL required from transferring loans between stages and apply stress factors to the client PD ratings based on our historical experience. Over the medium term, as our actual data on the performance of these customers grows, we expect the need for this PMA will diminish. This PMA increased our ECL by £176m. Had management assumed the lowest observed PD stress factors to all Stage 1 to Stage 2 transferred loans or transferred none of the Stage 2 exposures in highly impacted sectors to Stage 3, the PMA would reduce to £23m. Had management assumed the highest observed PD stress factor to all Stage 1 to Stage 2 transferred loans and transferred all high risk Stage 2 exposures in highly impacted sectors to Stage 3, the PMA would increase to £287m.
–Payment holidays: In 2020, we transferred a proportion of Stage 1 loans into Stage 2 where our discussions with retail customers on a Covid-19 payment holiday established they are in longer-term financial difficulties. This was done on a collective basis through a customer contact exercise and customer data profiling. As completed payment holiday customers reached 12 months of successful repayments, we released the unutilised ECL.
–Corporate single large exposure: In 2020, to mitigate against the risk of a single large corporate exposure with an ECL requirement of greater than £10m defaulting, which has not been covered by the existing model estimate or the corporate and SME PMA above, we applied a PMA for the risk of a company which unexpectedly defaults. This PMA has been calculated based on incurring three average historically observed single name large losses in our Corporate & Commercial business segment (and Corporate & Investment Banking business segment before the transfer in Q4 2021). We will continue to assess this risk over the medium term based on actual experience and we will refine the estimate based on changes in our portfolio credit quality and loan size mix. This PMA increased our ECL by £23m. Had management assumed only one average loss was incurred the PMA would decrease to £12m. The PMA would increase to £35m assuming three average losses were incurred.
–Model underestimation: This PMA addresses potential underestimation risk of ECL models identified by our model monitoring and back-testing from lower PDs given the extreme scenarios of low level of macroeconomic stress and timing effects of government support schemes on emergence of defaults. This PMA increased our ECL by £28m. Had management only corrected for the perceived underestimation in the Base case and Upside 1 scenarios on mortgages and used the historic uplift factor on overdrafts, the PMA could have been £12m. Had management applied the same uplift on the Downside 2 scenario as the Base case, Upside 1 and Downside 1 scenarios, the PMA could have been £29m.
–SME debt burden: We introduced a SME debt burden PMA in H1 2021 to take account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs, as these are government guaranteed but instead considers the possible impact on repayment of other lending with us. This PMA increased our ECL by £9m. Had management used the modelled lifetime losses for all dragged accounts, the PMA could have been £3m. Had management used a 50% coverage on all accounts, the PMA could have been £15m.
Climate change
In addition, in 2021 we assessed the risks to asset valuations in the customer loan book from both transitional and physical risks associated with climate change. At 31 December 2021, we did not consider it appropriate to recognise a climate change risk related PMA for the following reasons:
–The behavioural life of the loan book is less than five years. Any material transitional risks are generally regarded to be relevant over a longer timeframe than five years and as such, the risk predominantly relates to assets yet to be written;
–There has been no observed default event occurred to our knowledge because of climate change, as such, it is not possible to identify a SICR or default event for any part of the existing loan book;
–The absolute exposure to fossil fuel industries is not deemed to be material. On an individually assessed basis, clients in these industries are highly rated and their markets remain highly liquid;
–In Consumer Finance, residual value risk is already set at the more cautious end of the acceptable range to capture the inherent risk of diesel obsolescence and measurement uncertainty of electric vehicles; and
–The proportion of mortgage loans subject to flood and subsidence risk is not deemed to be material. The terms of our mortgage lending also require homeowners to buy suitable insurance which transfers the majority of the risk to asset valuations to third party insurers.
Internal credit risk rating for corporate borrowers (audited)
We assign each corporate borrower an internal credit rating based on our internal rating scale. To do this, we look at the customer’s financial history and trends in the economy including reflecting the impacts of the Covid-19 pandemic – backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year. The internal risk rating is used to determine the Probability of Default for a client.

Individually assessed corporate Stage 3 exposures (audited)
We assess the ECL requirement for large single name corporate exposures on an individual basis when they meet our definition of default and are transferred into Stage 3. This assessment takes into consideration the latest specific information about the counterparty to determine a probability weighted ECL based on a best, worst and mid case outcome. For those loans that were in default (i.e. Stage 3), the ECL was £100m at 31 December 2021 (2020: £157m). Had management assumed the best or worst outcome in terms of loss estimates, the ECL could have been within a range of £38m to £155m.

Sensitivity of ECL allowance (audited)
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios and, depending on the weights chosen, this could have a material effect on the ECL allowance. In addition, the ECL allowance for residential mortgages, in particular, is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the Santander UK group’s reported ECL allowance and profit before tax. Sensitivities to these assumptions are set out below.

Scenario sensitivity
The amounts shown in the following tables illustrate the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each economic scenario presented and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome. All exposures disclosed in 'Credit quality' in 'Santander UK group level - Credit risk review' are included in the following tables.

Annual Report 2021	Santander UK plc 65

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

As described above, prior to the transfer in Q4 2021 our CIB segment used a single forward-looking economic scenario. However, three scenarios were still used in the model, with a PMA held to increase provisions to the level required in the single scenario. In order to present a consolidated view in a single table and show variation from the forward-looking component, the three scenarios were presented in the table with the overlay value added to each scenario. As all other segments use five scenarios, interpolation is also required. Data from the CIB Upside scenario is presented in the Upside 1 Column, the Downside scenario is in the Downside 3 column, the Base case is in the Base case column and values in Downside 1 and Downside 2 are interpolated from the Base case and Downside scenarios.

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
2021	£m	£m	£m	£m	£m	£m
Exposure	313,347	313,347	313,347	313,347	313,347	313,347
Retail Banking	212,395	212,395	212,395	212,395	212,395	212,395
–Homes	190,663	190,663	190,663	190,663	190,663	190,663
–Everyday Banking	21,732	21,732	21,732	21,732	21,732	21,732
Consumer Finance	5,298	5,298	5,298	5,298	5,298	5,298
Corporate & Commercial Banking	24,691	24,691	24,691	24,691	24,691	24,691
Corporate Centre	70,963	70,963	70,963	70,963	70,963	70,963

ECL	865	740	738	849	1,123	1,288
Retail Banking	388	307	286	375	510	662
–Homes	190	134	125	177	283	437
–Everyday Banking	198	173	161	198	227	225
Consumer Finance	52	50	51	51	53	54
Corporate & Commercial Banking	423	381	399	421	558	570
Corporate Centre	2	2	2	2	2	2

	%	%	%	%	%	%
Proportion of assets in Stage 2	5.2	4.9	4.9	5.1	6.2	7.0
Retail Banking	5.5	5.2	5.2	5.4	6.6	7.7
–Homes	5.8	5.5	5.5	5.7	6.9	8.2
–Everyday Banking	2.6	2.3	2.1	3.0	3.5	3.0
Consumer Finance	3.8	3.8	3.8	3.8	3.8	3.8
Corporate & Commercial Banking	17.8	16.3	16.2	16.9	20.8	20.9
Corporate Centre	0.3	0.3	0.3	0.3	0.3	0.3

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
2020	£m	£m	£m	£m	£m	£m
Exposure	322,745	322,745	322,745	322,745	322,745	322,745
Retail Banking	201,990	201,990	201,990	201,990	201,990	201,990
–Homes	180,006	180,006	180,006	180,006	180,006	180,006
–Everyday Banking	21,984	21,984	21,984	21,984	21,984	21,984
Consumer Finance	8,261	8,261	8,261	8,261	8,261	8,261
Corporate & Commercial Banking	24,503	24,503	24,503	24,503	24,503	24,503
Corporate & Investment Banking	11,646	11,646	11,646	11,646	11,646	11,646
Corporate Centre	76,345	76,345	76,345	76,345	76,345	76,345

ECL	1,377	1,129	1,222	1,300	1,612	1,802
Retail Banking	588	495	470	544	730	740
–Homes	280	212	207	253	389	415
–Everyday Banking	308	283	263	291	341	325
Consumer Finance	118	115	117	116	119	123
Corporate & Commercial Banking	603	485	575	567	671	824
Corporate & Investment Banking	33	5	26	40	53	66
Corporate Centre	35	29	34	33	39	49

	%	%	%	%	%	%
Proportion of assets in Stage 2	5.3	4.6	4.7	4.6	6.6	6.8
Retail Banking	5.4	4.5	4.6	4.7	7.2	7.2
–Homes	5.7	4.8	4.9	4.9	7.7	7.5
–Everyday Banking	2.8	2.4	2.1	2.6	3.3	4.9
Consumer Finance	4.6	4.6	4.6	4.6	4.6	4.8
Corporate & Commercial Banking	22.4	20.1	20.8	20.2	24.5	28.6
Corporate & Investment Banking	1.7	1.7	1.7	1.7	1.7	1.7
Corporate Centre	—	—	—	—	—	—
Changes to Stage 3 instruments are part of the sensitivity analysis but we do not disclose the proportion of assets in Stage 3, because their values do not move due to changes in macroeconomic assumptions, i.e. they are either in default or not in default at the reporting date.
We have incorporated our post model adjustments into the sensitivity analysis.

Annual Report 2021	Santander UK plc 66

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

2021 compared to 2020
During 2021 credit performance across all sectors was strong, driving down ECL provisions and Stage 2 balances as PDs and LGDs reduced. Customers who took payment holidays returned to making full payments with much less arrears arising on this population than anticipated, allowing for a release of ECL provisions as the payment holiday PMAs unwound. At the same time macroeconomic forecasts improved, with GDP paths revised upwards and a much lower unemployment rate forecast in the Downside 2 scenario, though this was partially offset by increasing Base Rate forecasts. This further reduced PDs and LGDs and moved accounts below the SICR thresholds, curing them out of Stage 2. However, this effect was fully offset by the introduction of a number of new PMAs, one of which moved £4.2bn of mortgage asset into Stage 2 and increased their PDs to account for the added inflationary risks in the portfolio.

Scenario weights sensitivity
In December 2021, management shifted 5% weights from the Base case scenario to Downside 1 scenario to capture uncertain risk in relation to inflation, which increased ECL by £4m. If management had moved the weights from the Base case scenario to Downside 3 scenario, ECL would have increased by £22m.

HPI sensitivity
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions underpinning the calculation of the ECL allowance for residential mortgages would have the most significant impact on the ECL allowance. The table below shows the ECL impact on profit before tax of applying an immediate and permanent house price increase/decrease to our unweighted base case economic scenario, and assumes no changes to the staging allocation of exposures.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2021	64	40	(69)	(197)
2020	63	38	(66)	(183)

2021 compared to 2020
The HPI ECL sensitivity remains similar to 2020. The expected impact from a drop in the HPI index by 10% and 20% is £69m and £197m respectively. The strong growth of the housing market in 2021 significantly improved the LTV profile of the portfolio, which offset the potential losses from new business.

Measuring ECL (audited)
For accounts not in default at the reporting date, we estimate a monthly ECL for each exposure and for each month over the forecast period. The lifetime ECL is the sum of the monthly ECLs over the forecast period, while the 12-month ECL is limited to the first 12 months. We calculate each monthly ECL as the discounted value for the relevant forecast month of the product of the following factors:

Factor	Description
Survival rate (SR)	The probability that the exposure has not closed or defaulted since the reporting date.
Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
Exposure at default (EAD)	The amount we expect to be owed if a default event was to occur. We determine EAD for each month of the forecast period by the expected payment profile, which varies by product type. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments on Stage 1 accounts that the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an off-balance sheet element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product type and base them on analysis of recent default data.
Loss given default (LGD)	Our expected loss if a default event were to occur. We express it as a percentage and calculate it based on factors that we have observed to affect the likelihood and/or value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
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

Annual Report 2021	Santander UK plc 67

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

We use this approach for:
–all our Retail Banking and Consumer Finance portfolios
–SME customers in Corporate & Commercial Banking
–Legacy Portfolios in run-off in Corporate Centre.
We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.
As described above, prior to the transfer in Q4 2021 for our CIB portfolios (whether we assess them for impairment individually or collectively) we used one forward-looking economic scenario for forecasting in 2020. For all our other portfolios (whether we assess them for impairment individually or collectively) we use five forward-looking economic scenarios.

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

Covid-19 support measures
The Covid-19 pandemic had a major impact on the UK and global economies in 2020 and continued to impact in 2021. The UK Government’s fiscal interventions helped our customers to mitigate some of the adverse financial effects.
Since March 2020, we have provided mortgage customers with payment holiday terms in line with UK Government's and FCA's guidance. Similar payment holidays have also been granted in respect of consumer (auto) finance, personal loans, credit cards, business and corporate loans. Applications for these payment holidays closed on 31 March 2021.
We participated in the UK Government's Coronavirus Loan Schemes, of which the applications were closed on 31 March 2021:
–CBILS,
–BBLS, and
–CLBILS.
We are participating in the Recovery Loan Scheme (RLS) which launched on 6 April 2021 and we are making Pay As You Grow scheme (PAYG) options available to borrowers of BBLS loans.
The UK Government guarantees amounts lent under these schemes, although the guarantee is limited to 80% in the case of the CBILS, the CLBILS and the RLS. As a result, ECL is not applied to the BBLS but a 20% weighting is applied to the ECL for the CBILS, the CLBILS and the RLS. The UK Government also pays interest on behalf of customers for the first 12 months under the CBILS and the BBLS, plus any lender-levied charges under the CBILS.
Loans for customers who were provided with payment holidays were considered to have the contract terms modified. The granting of a payment holiday on its own was not considered to be a SICR event, nor was it considered a default under regulatory definitions. Neither were they considered to have been granted forbearance for risk management purposes. For customers who have needed further financial support after the payment holiday period, we help them by offering assistance in line with our policies. See the section 'Significant Increase in Credit Risk (SICR)' above for more on this.
As explained above on the interaction between payment holidays and SICR, the majority of customers affected have not been moved to Stage 2 for a lifetime ECL assessment unless they had triggered other SICR criteria. Such payment holidays also did not cause accounts to become past due and therefore did not automatically trigger a Stage 2 or Stage 3 lifetime ECL assessment.
For quantitative information, see 'Covid-19 support schemes' section in 'Santander UK Group level - credit risk review'.

Annual Report 2021	Santander UK plc 68

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral(1)
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting(2)	Net exposure
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	48.1	—	48.1	—	—	—	—	—	—	48.1
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Loans secured on residential properties(4)	174.7	(0.2)	174.5	16.0	—	16.0	—	(177.8)	—	12.7
–Corporate loans	19.3	(0.4)	18.9	7.6	—	7.6	(0.1)	(16.8)	—	9.6
–Finance leases	3.9	(0.1)	3.8	0.3	—	0.3	—	(4.7)	—	(0.6)
–Accrued interest and other adjustments	0.5	—	0.5	—	—	—	—	—	—	0.5
–Other unsecured loans	9.4	(0.2)	9.2	13.4	—	13.4	—	—	—	22.6
–Amounts due from fellow Banco Santander group subsidiaries and joint ventures	3.2	—	3.2	—	—	—	—	—	—	3.2
Total loans and advances to customers	211.0	(0.9)	210.1	37.3	—	37.3	(0.1)	(199.3)	—	48.0
–Loans and advances to banks	1.2	—	1.2	0.4	—	0.4	—	—	—	1.6
–Reverse repurchase agreements – non trading	12.7	—	12.7	—	—	—	—	(12.2)	(0.4)	0.1
–Other financial assets at amortised cost	0.5	—	0.5	—	—	—	—	—	—	0.5
Total financial assets at amortised cost	225.4	(0.9)	224.5	37.7	—	37.7	(0.1)	(211.5)	(0.4)	50.2
Financial assets at fair value at FVOCI:
–Loans and advances to customers	—	—	—	—	—	—	—	—	—	—
–Debt securities	5.9	—	5.9	—	—	—	—	—	—	5.9
Total financial assets at FVOCI	5.9	—	5.9	—	—	—	—	—	—	5.9
Total	279.4	(0.9)	278.5	37.7	—	37.7	(0.1)	(211.5)	(0.4)	104.2

2020
Cash and balances at central banks	41.3	—	41.3	—	—	—	—	—	—	41.3
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Loans secured on residential properties(4)	166.7	(0.3)	166.4	13.3	—	13.3	—	(170.0)	—	9.7
–Corporate loans	23.6	(0.6)	23.0	15.4	(0.1)	15.3	(0.1)	(20.4)	—	17.8
–Finance leases	6.6	(0.1)	6.5	0.2	—	0.2	(0.1)	(5.8)	—	0.8
–Accrued interest and other adjustments	0.9	—	0.9	—	—	—	—	—	—	0.9
–Other unsecured loans	9.9	(0.3)	9.6	13.3	—	13.3	—	—	—	22.9
–Amounts due from fellow Banco Santander group subsidiaries and joint ventures	2.4	—	2.4	—	—	—	—	—	—	2.4
Total loans and advances to customers	210.1	(1.3)	208.8	42.2	(0.1)	42.1	(0.2)	(196.2)	—	54.5
–Loans and advances to banks	1.7	—	1.7	1.0	—	1.0	—	—	—	2.7
–Reverse repurchase agreements – non trading	19.6	—	19.6	—	—	—	—	(19.5)	(0.1)	—
–Other financial assets at amortised cost	1.2	—	1.2	—	—	—	—	—	—	1.2
Total financial assets at amortised cost	232.6	(1.3)	231.3	43.2	(0.1)	43.1	(0.2)	(215.7)	(0.1)	58.4
Financial assets at FVOCI:
–Loans and advances to customers	—	—	—	—	—	—	—	—	—	—
–Debt securities	9.0	—	9.0	—	—	—	—	—	—	9.0
Total financial assets at FVOCI	9.0	—	9.0	—	—	—	—	—	—	9.0
Total	282.9	(1.3)	281.6	43.2	(0.1)	43.1	(0.2)	(215.7)	(0.1)	108.7
(1)The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives and securities finance transactions, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty against our obligations to the counterparty in relation to transactions under the master netting agreement in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Credit risk - Credit risk management’ section.
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

Annual Report 2021	Santander UK plc 69

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral(1)		Netting(2)	Net exposure
		Cash	Non-cash
2021	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	1.7	—	(0.7)	(0.8)	0.2
–Other financial assets at FVTPL	0.2	—	—	—	0.2
Total	1.9	—	(0.7)	(0.8)	0.4

2020
Financial assets at FVTPL:
–Derivative financial instruments	3.4	—	(1.8)	(0.8)	0.8
–Other financial assets at FVTPL	0.2	—	—	—	0.2
Total	3.6	—	(1.8)	(0.8)	1.0
(1)The forms of collateral we take to reduce credit risk include: liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables.
(2)We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives and securities finance transactions, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty against our obligations to the counterparty in relation to transactions under the master netting agreement in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Credit risk – Credit risk management’ section.

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

Annual Report 2021	Santander UK plc 70

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Rating distribution (audited)
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. PMAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Cash and balances at central banks	48.1	—	—	—	—	—	—	—	—	48.1
–Stage 1	48.1	—	—	—	—	—	—	—	—	48.1
Financial assets at amortised cost:
–Loans and advances to customers(2)	9.0	32.5	84.5	48.0	12.8	10.2	6.0	8.0	(0.9)	210.1
–Stage 1	9.0	31.7	83.1	44.9	10.0	5.0	0.6	7.4	(0.1)	191.6
–Stage 2	—	0.8	1.4	3.1	2.8	5.2	2.8	0.3	(0.4)	16.0
–Stage 3	—	—	—	—	—	—	2.6	0.3	(0.4)	2.5
Of which mortgages:	9.0	29.7	79.3	42.5	6.4	4.7	3.1	—	(0.2)	174.5
–Stage 1	9.0	29.5	78.0	39.6	4.1	1.6	—	—	—	161.8
–Stage 2	—	0.2	1.3	2.9	2.3	3.1	1.3	—	(0.1)	11.0
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7
–Loans and advances to banks	0.2	0.2	0.8	—	—	—	—	—	—	1.2
–Stage 1	0.2	0.2	0.8	—	—	—	—	—	—	1.2
–Reverse repo agreements – non trading	9.7	0.1	1.1	0.6	—	—	—	1.2	—	12.7
–Stage 1	9.7	0.1	1.1	0.6	—	—	—	1.2	—	12.7
–Other financial assets at amortised cost	0.5	—	—	—	—	—	—	—	—	0.5
–Stage 1	0.5	—	—	—	—	—	—	—	—	0.5
Total financial assets at amortised cost	19.4	32.8	86.4	48.6	12.8	10.2	6.0	9.2	(0.9)	224.5
Financial assets at FVOCI:	3.6	2.1	0.2	—	—	—	—	—	—	5.9
–Stage 1	3.6	2.1	0.2	—	—	—	—	—	—	5.9
Total on balance sheet	71.1	34.9	86.6	48.6	12.8	10.2	6.0	9.2	(0.9)	278.5

Total off–balance sheet	0.1	7.2	7.0	6.8	4.5	1.3	0.5	10.3	—	37.7
–Stage 1	0.1	6.9	6.7	6.6	4.3	1.0	0.2	10.3	—	36.1
–Stage 2	—	0.3	0.3	0.2	0.2	0.3	0.2	—	—	1.5
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	71.2	42.1	93.6	55.4	17.3	11.5	6.5	19.5	(0.9)	316.2

ECL
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.1	0.6	—		0.9
–Stage 1	—	—	—	—	0.1	—	—	—		0.1
–Stage 2	—	—	—	—	0.1	0.1	0.2	—		0.4
–Stage 3	—	—	—	—	—	—	0.4	—		0.4
Of which mortgages:	—	—	—	—	—	0.1	0.1	—		0.2
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	0.1	—	—		0.1
–Stage 3	—	—	—	—	—	—	0.1	—		0.1
–Loans and advances to banks	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Total financial assets at amortised cost	—	—	—	—	0.2	0.1	0.6	—		0.9
Financial assets at FVOCI:	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Total on balance sheet	—	—	—	—	0.2	0.1	0.6	—		0.9

Total off–balance sheet	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	—	—	—		—
–Stage 3	—	—	—	—	—	—	—	—		—
Total ECL	—	—	—	—	0.2	0.1	0.6	—		0.9

Annual Report 2021	Santander UK plc 71

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

	Santander UK risk grade								Total
	9	8	7	6	5	4	3 to 1	Other(1)
2021	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	1.6	1.0	10.0	—	0.4
–Stage 1	—	—	—	—	1.0	—	—	—	0.1
–Stage 2	—	—	—	—	3.6	1.9	7.1	—	2.5
–Stage 3	—	—	—	—	—	—	15.4	—	16.0
Of which mortgages:	—	—	—	—	—	2.1	3.2	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	3.2	—	—	0.9
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	1.6	1.0	10.0	—	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	1.6	1.0	10.0	—	0.3

Total off–balance sheet	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	—	—	—
–Stage 3	—	—	—	—	—	—	—	—	—
Total coverage ratio	—	—	—	—	1.2	0.9	9.2	—	0.3

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)		Total
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Cash and balances at central banks	41.3	—	—	—	—	—	—	—	—	41.3
–Stage 1	41.3	—	—	—	—	—	—	—	—	41.3
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	8.0	27.7	74.4	44.1	13.5	27.0	8.2	7.2	(1.3)	208.8
–Stage 1	8.0	27.6	74.0	42.6	10.8	19.0	1.1	7.0	(0.2)	189.9
–Stage 2	—	0.1	0.4	1.5	2.7	8.0	4.2	0.2	(0.5)	16.6
–Stage 3	—	—	—	—	—	—	2.9	—	(0.6)	2.3
Of which mortgages:	7.9	24.3	68.0	36.8	5.6	19.6	4.5	—	(0.3)	166.4
–Stage 1	7.9	24.3	67.7	35.5	3.9	14.7	0.6	—	—	154.6
–Stage 2	—	—	0.3	1.3	1.7	4.9	2.1	—	(0.2)	10.1
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7
–Loans and advances to banks	0.1	0.1	0.4	—	—	—	—	1.1	—	1.7
–Stage 1	0.1	0.1	0.4	—	—	—	—	1.1	—	1.7
–Reverse repo agreements – non trading	12.2	3.3	1.5	2.4	—	—	—	0.2	—	19.6
–Stage 1	12.2	3.3	1.5	2.4	—	—	—	0.2	—	19.6
–Other financial assets at amortised cost	1.2	—	—	—	—	—	—	—	—	1.2
–Stage 1	1.2	—	—	—	—	—	—	—	—	1.2
Total financial assets at amortised cost	21.5	31.1	76.3	46.5	13.5	27.0	8.2	8.5	(1.3)	231.3
Financial assets at FVOCI:	5.3	3.4	0.2	0.1	—	—	—	—	—	9.0
–Stage 1	5.3	3.4	0.2	0.1	—	—	—	—	—	9.0
Total on balance sheet	68.1	34.5	76.5	46.6	13.5	27.0	8.2	8.5	(1.3)	281.6

Total off–balance sheet	0.4	8.8	9.5	8.8	5.1	1.6	0.5	8.5	(0.1)	43.1
–Stage 1	0.4	8.8	9.5	8.6	4.7	1.1	0.2	8.5	—	41.8
–Stage 2	—	—	—	0.2	0.4	0.5	0.2	—	(0.1)	1.2
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	68.5	43.3	86.0	55.4	18.6	28.6	8.7	17.0	(1.4)	324.7

Annual Report 2021	Santander UK plc 72

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
ECL
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	0.1	0.1	0.2	0.9	—	1.3
–Stage 1	—	—	—	0.1	—	—	0.1	—	0.2
–Stage 2	—	—	—	—	0.1	0.2	0.2	—	0.5
–Stage 3	—	—	—	—	—	—	0.6	—	0.6
Of which mortgages:	—	—	—	—	—	0.1	0.2	—	0.3
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	0.1	—	0.2
–Stage 3	—	—	—	—	—	—	0.1	—	0.1
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	0.1	0.1	0.2	0.9	—	1.3
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	0.1	0.1	0.2	0.9	—	1.3

Total off–balance sheet	—	—	—	—	—	—	0.1	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	0.1	—	0.1
–Stage 3	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	0.1	0.1	0.2	1.0	—	1.4

2020	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	0.2	0.7	0.7	11.0	—	0.4
–Stage 1	—	—	—	0.2	—	—	9.1	—	0.1
–Stage 2	—	—	—	—	3.7	2.5	4.8	—	3.0
–Stage 3	—	—	—	—	—	—	20.7	—	26.1
Of which mortgages:	—	—	—	—	—	0.5	4.4	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	2.0	4.8	—	2.0
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	0.2	0.7	0.7	11.0	—	0.6
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	0.2	0.7	0.7	11.0	—	0.5

Total off–balance sheet	—	—	—	—	—	—	20.0	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	50.0	—	8.3
–Stage 3	—	—	—	—	—	—	—	—	—
Total coverage ratio	—	—	—	0.2	0.5	0.7	11.5	—	0.4
(1)Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios, as well as loans written as part of the UK Government Covid-19 support schemes for micro-SMEs. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Annual Report 2021	Santander UK plc 73

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	Customer Loans				Gross write- offs	Loan Loss Allowances
	Total	Stage 1	Stage 2	Stage 3
2021	£bn	£bn	£bn	£bn	£m	£m
Retail Banking	183.0	169.2	11.7	2.1	108	388
–Homes	174.7	161.8	11.1	1.8	5	190
–Everyday Banking(1)	8.3	7.4	0.6	0.3	103	198
Consumer Finance	5.0	4.8	0.2	—	25	52
Corporate & Commercial Banking	17.0	11.8	4.4	0.8	58	423
Corporate Centre	2.3	2.1	0.2	—	—	2
	207.3	187.9	16.5	2.9	191	865
Undrawn Balances	37.7	36.1	1.5	0.1
Stage 1, Stage 2 and Stage 3(2) ratios %		90.65	7.93	1.45

2020	£bn	£bn	£bn	£bn	£m	£m
Retail Banking	175.4	162.6	10.9	1.9	155	588
–Homes	166.7	154.6	10.3	1.8	14	280
–Everyday Banking(1)	8.7	8.0	0.6	0.1	141	308
Consumer Finance	8.0	7.6	0.4	—	25	118
Corporate & Commercial Banking	17.6	11.1	5.5	1.0	51	603
Corporate & Investment Banking	2.8	2.6	0.2	—	22	33
Corporate Centre	3.2	3.2	—	—	—	35
	207.0	187.1	17.0	2.9	253	1,377
Undrawn Balances	43.2	41.8	1.3	0.1
Stage 1, Stage 2 and Stage 3(2) ratios %		90.34	8.26	1.45

(1)Everyday Banking includes BBLS lending through Business Banking.
(2)    Stage 3 ratio = (Stage3 drawn + Stage 3 undrawn assets)/(total drawn assets + Stage 3 undrawn assets).

For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.
2021 compared to 2020
The notable changes in 2021 which impacted credit impairment were:
–Economic scenarios and weights: net release of £170m. The update to economic scenarios and weights used to calculate ECL reflected lower unemployment and a strong housing market against a back-drop of low arrears and defaults.
–Covid-19 related PMAs: net release of £53m. The release for Covid-19 related PMAs largely related to payment holidays and corporate lending to sectors affected by Covid-19. These improved as customers completed 12 months of repayments since the end of the payment holiday or corporate client ratings were reviewed and upgraded.
Covid-19 support schemes
Payment holidays
We granted Covid-19 related payment holidays to more than 350,000 customers as part of our support for those affected by Covid-19. These schemes have now ended, and most customers returned to normal scheduled repayments when due.
Government lending schemes
We granted around £5bn of lending under government support schemes, mostly through the BBLS. Retail Banking customer loans includes Business Banking lending which is predominantly BBLS with a 100% government guarantee.

Annual Report 2021	Santander UK plc 74

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit quality (audited)
Total on-balance sheet exposures at 31 December 2021 comprised £207.3bn of customer loans, loans and advances to banks of £1.2bn, £13.2bn of sovereign assets measured at amortised cost, £5.9bn of assets measured at FVOCI, and £48.1bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2021	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	169,255	11,646	2,122	183,023
–Homes	161,845	11,071	1,796	174,712
–Everyday Banking	7,410	575	326	8,311
Consumer Finance	4,760	200	24	4,984
Corporate & Commercial Banking	11,812	4,395	790	16,997
Corporate Centre	70,427	207	—	70,634
Total on-balance sheet	256,254	16,448	2,936	275,638
Off-balance sheet
Retail Banking(1)	29,123	204	45	29,372
–Homes(1)	15,851	81	19	15,951
–Everyday Banking	13,272	123	26	13,421
Consumer Finance	314	—	—	314
Corporate & Commercial Banking	6,392	1,266	36	7,694
Corporate Centre	283	46	—	329
Total off-balance sheet(2)	36,112	1,516	81	37,709
Total exposures	292,366	17,964	3,017	313,347

ECL
On-balance sheet
Retail Banking	52	178	137	367
–Homes	8	88	89	185
–Everyday Banking	44	90	48	182
Consumer Finance	18	17	17	52
Corporate & Commercial Banking	43	119	245	407
Corporate Centre	2	—	—	2
Total on-balance sheet	115	314	399	828
Off-balance sheet
Retail Banking	12	8	1	21
–Homes	5	—	—	5
–Everyday Banking	7	8	1	16
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	5	8	3	16
Total off-balance sheet	17	16	4	37
Total ECL	132	330	403	865

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail Banking	—	1.5	6.5	0.2
–Homes	—	0.8	5.0	0.1
–Everyday Banking	0.6	15.7	14.7	2.2
Consumer Finance	0.4	8.5	70.8	1.0
Corporate & Commercial Banking	0.4	2.7	31.0	2.4
Corporate Centre	—	—	—	—
Total on-balance sheet	—	1.9	13.6	0.3
Off-balance sheet
Retail Banking	—	3.9	2.2	0.1
–Homes	—	—	—	—
–Everyday Banking	0.1	6.5	3.8	0.1
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.1	0.6	8.3	0.2
Total off-balance sheet	—	1.1	4.9	0.1
Total coverage	—	1.8	13.4	0.3
(1)Off-balance sheet exposures include£10.6bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.

Annual Report 2021	Santander UK plc 75

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Total on-balance sheet exposures at 31 December 2020 comprised £207.0bn of customer loans, loans and advances to banks of £1.7bn, £20.8bn of sovereign assets measured at amortised cost, £9.0bn of assets measured at FVOCI, and £41.3bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2020	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	162,541	10,962	1,877	175,380
–Homes	154,586	10,345	1,799	166,730
–Everyday Banking	7,955	617	78	8,650
Consumer Finance	7,587	379	58	8,024
Corporate & Commercial Banking	11,167	5,498	961	17,626
Corporate & Investment Banking	2,587	198	—	2,785
Corporate Centre	75,743	27	—	75,770
Total on-balance sheet	259,625	17,064	2,896	279,585
Off-balance sheet
Retail Banking(1)	26,313	256	41	26,610
–Homes(1)	13,180	82	14	13,276
–Everyday Banking	13,133	174	27	13,334
Consumer Finance	237	—	—	237
Corporate & Commercial Banking	6,050	768	59	6,877
Corporate & Investment Banking	8,630	231	—	8,861
Corporate Centre	558	17	—	575
Total off-balance sheet(2)	41,788	1,272	100	43,160
Total exposures	301,413	18,336	2,996	322,745

ECL
On-balance sheet
Retail Banking	56	313	181	550
–Homes	15	130	132	277
–Everyday Banking	41	183	49	273
Consumer Finance	44	37	37	118
Corporate & Commercial Banking	46	189	342	577
Corporate & Investment Banking	5	17	—	22
Corporate Centre	35	—	—	35
Total on-balance sheet	186	556	560	1,302
Off-balance sheet
Retail Banking	18	19	1	38
–Homes	2	1	—	3
–Everyday Banking	16	18	1	35
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	8	10	8	26
Corporate & Investment Banking	4	7	—	11
Total off-balance sheet	30	36	9	75
Total ECL	216	592	569	1,377

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	—	2.9	9.6	0.3
–Homes	—	1.3	7.3	0.2
–Everyday Banking	0.5	29.7	62.8	3.2
Consumer Finance	0.6	9.8	63.8	1.5
Corporate & Commercial Banking	0.4	3.4	35.6	3.3
Corporate & Investment Banking	0.2	8.6	—	0.8
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	3.3	19.3	0.5
Off-balance sheet
Retail Banking	0.1	7.4	2.4	0.1
–Homes	—	1.2	—	—
–Everyday Banking	0.1	10.3	3.7	0.3
Consumer Finance	—	0.0	—	—
Corporate & Commercial Banking	0.1	1.3	13.6	0.4
Corporate & Investment Banking	—	3.0	—	0.1
Total off-balance sheet	0.1	2.8	9.0	0.2
Total coverage	0.1	3.2	19.0	0.4
(1)Off-balance sheet exposures include £7.7bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31 to the Consolidated Financial Statements.
(3)ECL as a percentage of the related exposure.

Annual Report 2021	Santander UK plc 76

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

2021 compared to 2020
Key movements in exposures and ECL in the period by stage were:
–The reduction in Stage 1 exposures was mainly driven by the sale of our shareholding in PSA and transfer of CIB to SLB and a reduction in non-customer liquid assets (led by financial assets at fair value through OCI) as part of the normal course of the business. This was offset by an increase in exposures in residential mortgages. The reduction in ECL was mainly due to an improved macroeconomic outlook, and transactions relating to PSA and CIB as explained above.
–Stage 2 exposures reduced slightly due to a favourable macroeconomic outlook, improvement in arrears and other credit risk indicators. This also reduced accounts meeting the qualitative criteria for Stage 2 and lowered the probability of defaults, thus curing them out of Stage 2. The reduction in ECL was mainly from improved macroeconomic outlook and the unwind of Covid-19 related PMAs.
–Stage 3 exposures remained broadly flat, with a small reduction in undrawn exposures. There was a reduction in ECL mainly due to the improved macroeconomic outlook, fewer accounts entering default, single name accounts curing and write-off utilisation.

Stage 2 analysis (audited)
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

	Retail Banking			Consumer Finance			Corporate & Commercial Banking			Corporate & Investment Banking			Corporate Centre			Total
	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage
2021	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
PD deterioration	5,644	125	2.2	42	6	14.3	1,522	20	1.3	—	—	—	214	—	—	7,422	151	2.0
Forbearance	664	4	0.6	11	2	18.2	272	8	2.9	—	—	—	—	—	—	947	14	1.5
Other	556	5	0.9	130	4	3.1	445	19	4.3	—	—	—	—	—	—	1,131	28	2.5
30 DPD	745	33	4.4	17	5	29.4	313	2	0.6	—	—	—	39	—	—	1,114	40	3.6
Payment holiday	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage affordability	4,241	19	0.4	—	—	—	—	—	—	—	—	—	—	—	—	4,241	19	0.4
High risk corporate	—	—	—	—	—	—	3,109	78	2.5	—	—	—	—	—	—	3,109	78	2.5
	11,850	186	1.6	200	17	8.5	5,661	127	2.2	—	—	—	253	—	—	17,964	330	1.8

2020
PD deterioration	7,752	247	3.2	88	13	14.8	2,128	39	1.8	—	—	—	32	—	—	10,000	299	3.0
Forbearance	612	3	0.5	—	—	—	151	6	4.0	—	—	—	4	—	—	767	9	1.2
Other	1,155	10	0.9	249	11	4.4	612	66	10.8	429	24	5.6	5	—	—	2,450	111	4.5
30 DPD	870	46	5.3	27	12	44.4	250	5	2.0	—	—	—	3	—	—	1,150	63	5.5
Payment holiday	829	26	3.1	15	1	6.7	—	—	—	—	—	—	—	—	—	844	27	3.2
Mortgage affordability	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
High risk corporate	—	—	—	—	—	—	3,125	83	2.7	—	—	—	—	—	—	3,125	83	2.7
	11,218	332	3.0	379	37	9.8	6,266	199	3.2	429	24	5.6	44	—	—	18,336	592	3.2

Where balances satisfy more than one of the criteria above for determining a SCIR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.
The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	2021			2020
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2 not in cure period	13,302	286	2.2	16,992	554	3.3
Stage 2 in cure period (for transfer to Stage 1)	4,662	44	0.9	1,344	38	2.8
	17,964	330	1.8	18,336	592	3.2

2021 compared to 2020
Credit performance was strong during 2021. Arrears and other internal and external credit risk indicators improved. These reduced accounts hitting the qualitative criteria for Stage 2, lowered PDs, and moved accounts below the SICR thresholds, thus curing them out of Stage 2. The macroeconomic outlook also contributed to this, where GDP paths were revised upwards, further decreasing PDs and allowing accounts to exit out of Stage 2. Though this was partially offset by increasing Base Rate forecasts. Credit performance was further helped by the unwinding of the payment holiday PMA, as payment holiday accounts performed much better than expected when returning to full payments. Management took action to hold back some of the ECL releases as uncertainty about future performance remains, including the introduction of PMAs around the government backed BBLs, PMAs to deal with cladding risk and perceived model underestimation, and the most notable PMA moving £4.2bn of mortgage from Stage 1 to Stage 2 to deal with the potential upcoming inflationary pressures that these customers will face. Without these PMAs the Stage 2 population would have dramatically improved since December 2020.
Coverage lowered in 2021 due to the above mentioned factors affecting ECL.
The accounts in a cure period at 31 December 2021 reduced compared to 31 December 2020, as the payment holiday PMA unwound, allowing those accounts to move to Stage 2.
We do not have any cure period criteria for exiting Stage 3 at 31 December 2021.

Annual Report 2021	Santander UK plc 77

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Reconciliation of exposures, loss allowance and net carrying amounts (audited)
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2021	£m	£m	£m	£m	£m
Retail Banking(1)	183,023	367	182,656	29,372	21
–Homes(1)	174,712	185	174,527	15,951	5
–Everyday Banking(2)	8,311	182	8,129	13,421	16
Consumer Finance	4,984	52	4,932	314	—
Corporate & Commercial Banking	16,997	407	16,590	7,694	16
Corporate Centre	70,634	2	70,632	329	—
Total exposures presented in Credit Quality tables	275,638	828	274,810	37,709	37
Other items(3)			3,632
Adjusted net carrying amount			278,442
Assets classified at FVTPL			1,866
Non-financial assets			6,790
Total assets per the Consolidated Balance Sheet			287,098

2020
Retail Banking(1)	175,380	550	174,830	26,610	38
–Homes(1)	166,730	277	166,453	13,276	3
–Everyday Banking(2)	8,650	273	8,377	13,334	35
Consumer Finance	8,024	118	7,906	237	—
Corporate & Commercial Banking	17,626	577	17,049	6,877	26
Corporate & Investment Banking	2,785	22	2,763	8,861	11
Corporate Centre	75,770	35	75,735	575	—
Total exposures presented in Credit Quality tables	279,585	1,302	278,283	43,160	75
Other items(3)			3,111
Adjusted net carrying amount			281,394
Assets classified at FVTPL			3,614
Non-financial assets			7,324
Total assets per the Consolidated Balance Sheet			292,332
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgages products.
(2)Off-balance sheet exposures include credit cards.
(3)These assets mainly relate to loans as part of a joint venture agreement and the accrued interest on them. They carry low credit risk and therefore have an immaterial ECL.

Annual Report 2021	Santander UK plc 78

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	301,413	216	18,336	592	2,996	569	322,745	1,377
Transfers from Stage 1 to Stage 2(3)	(6,805)	(9)	6,805	9	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	5,883	167	(5,883)	(167)	—	—	—	—
Transfers to Stage 3(3)	(571)	(3)	(532)	(20)	1,103	23	—	—
Transfers from Stage 3(3)	14	2	456	62	(470)	(64)	—	—
Transfers of financial instruments	(1,479)	157	846	(116)	633	(41)	—	—
Net ECL remeasurement on stage transfer(4)	—	(133)	—	26	—	64	—	(43)
Change in economic scenarios(2)	—	(7)	—	(151)	—	(12)	—	(170)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	50,862	31	936	26	25	19	51,823	76
Redemptions, repayments and assets sold(7)	(63,658)	(70)	(3,442)	(67)	(519)	(68)	(67,619)	(205)
Changes in risk parameters and other movements(6)	5,228	(62)	1,288	20	179	63	6,695	21
Assets written off(7)	—	—	—	—	(297)	(191)	(297)	(191)
At 31 December 2021	292,366	132	17,964	330	3,017	403	313,347	865
Net movement in the period	(9,047)	(84)	(372)	(262)	21	(166)	(9,398)	(512)

ECL charge/(release) to the Income Statement		(84)		(262)		25		(321)
Less: Discount unwind		—		—		(11)		(11)
Less: Recoveries net of collection costs		—		—		88		88
ECL charge/(release) to the Income Statement from continued operations		(84)		(262)		102		(244)
Discontinued operations ECL adjustment		11		—		—		11
Total ECL charge/(release) to the Income Statement		(73)		(262)		102		(233)

At 1 January 2020	295,436	147	12,351	348	2,368	368	310,155	863
Transfers from Stage 1 to Stage 2(3)	(9,815)	(47)	9,815	47	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,178	110	(3,178)	(110)	—	—	—	—
Transfers to Stage 3(3)	(385)	(8)	(1,126)	(61)	1,511	69	—	—
Transfers from Stage 3(3)	12	2	326	21	(338)	(23)	—	—
Transfers of financial instruments	(7,010)	57	5,837	(103)	1,173	46	—	—
Net remeasurement of ECL on stage transfer(4)	—	(101)	—	239	—	241	—	379
Change in economic scenarios(2)	—	15	—	139	—	10	—	164
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased(5)	55,546	40	1,371	64	104	52	57,021	156
Redemptions, repayments and assets sold(7)	(50,698)	(30)	(2,295)	(42)	(441)	(18)	(53,434)	(90)
Changes in risk parameters and other movements(6)	8,141	88	1,072	(53)	185	98	9,398	133
Assets written off(7)	(2)	—	—	—	(393)	(253)	(395)	(253)
At 31 December 2020	301,413	216	18,336	592	2,996	569	322,745	1,377
Net movement in the period	5,977	69	5,985	244	628	201	12,590	514

ECL charge/(release) to the Income Statement		69		244		454		767
Less: Discount unwind		—		—		(14)		(14)
Less: Recoveries net of collection costs		—		—		(108)		(108)
ECL charge/(release) to the Income Statement from continued operations		69		244		332		645
Discontinued operations ECL adjustment		—		—		(7)		(7)
Total ECL charge/(release) to the Income Statement		69		244		325		638
(1)Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements. Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
(3)Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
(4)Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
(6)Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

Annual Report 2021	Santander UK plc 79

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

	2021						2020
		Financial institutions						Financial institutions
	Governments	Banks(1)	Other	Retail	Corporate	Total(2)	Governments	Banks(1)	Other	Retail	Corporate	Total(2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Eurozone
Ireland	—	—	5.3	—	—	5.3	—	—	6.0	—	0.1	6.1
Italy	—	—	—	—	—	—	—	—	—	—	—	—
Spain	—	—	—	—	0.1	0.1	—	—	—	—	0.1	0.1
France	0.1	0.3	0.2	—	—	0.6	0.1	0.5	0.2	—	—	0.8
Germany	—	0.4	—	—	—	0.4	—	0.7	0.1	—	0.1	0.9
Luxembourg	—	—	0.1	—	—	0.1	—	0.1	1.3	—	0.1	1.5
Other(3)	0.3	0.8	—	—	—	1.1	0.4	1.1	—	—	0.4	1.9
	0.4	1.5	5.6	—	0.1	7.6	0.5	2.4	7.6	—	0.8	11.3
Other countries
UK	47.9	2.0	9.3	215.1	28.7	303.0	42.0	2.8	14.8	206.1	40.4	306.1
US	0.5	0.8	—	—	—	1.3	0.8	0.9	0.1	—	0.3	2.1
Japan	1.0	0.2	—	—	—	1.2	2.4	1.0	—	—	—	3.4
Switzerland	—	—	—	—	—	—	—	—	—	—	—	—
Denmark	—	—	—	—	—	—	—	—	—	—	—	—
Other	0.3	0.2	0.1	—	0.1	0.7	0.3	0.5	0.1	—	0.7	1.6
	49.7	3.2	9.4	215.1	28.8	306.2	45.5	5.2	15.0	206.1	41.4	313.2
Total	50.1	4.7	15.0	215.1	28.9	313.8	46.0	7.6	22.6	206.1	42.2	324.5
(1)Excludes balances with central banks.
(2)Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets. Loans are included gross of credit provisions.
(3)Includes The Netherlands of£0.2bn (2020: £0.6bn), Belgium of £0.7bn (2020: £0.9bn).
Balances with other Banco Santander group members (audited)
We deal with other Banco Santander group members in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander group members. We also dealt with Banco Santander SA as part of implementing our ring–fencing plans. We conduct these activities on the same terms as for similar transactions with third parties, and in a way that manages the credit risk within limits acceptable to the Board and the PRA.
At 31 December 2021 and 31 December 2020, we had gross balances with other Banco Santander group members as follows:

	2021				2020
	Financial institutions				Financial institutions
	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	0.8	—	—	0.8	1.6	—	—	1.6
UK	—	3.3	—	3.3	—	2.4	—	2.4
	0.8	3.3	—	4.1	1.6	2.4	—	4.0
Liabilities
Spain	1.2	0.1	—	1.3	2.2	0.1	—	2.3
UK	—	12.1	—	12.1	—	11.5	—	11.5
Uruguay	0.1	—	—	0.1	0.1	—	—	0.1
	1.3	12.2	—	13.5	2.3	11.6	—	13.9

Annual Report 2021	Santander UK plc 80

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

RETAIL BANKING – CREDIT RISK REVIEW
We set out below the overall credit profile for Retail Banking. We provide further detailed credit risk analysis in separate sections for:
–Homes, our largest portfolio in 'Retail Banking: Homes - credit risk review', and
–Everyday Banking portfolio in 'Retail Banking: Everyday Banking - credit risk review' .

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for Retail Banking in the period. The footnotes to the Santander UK group level analysis on page 79 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	188,854	74	11,218	332	1,918	182	201,990	588
Transfers from Stage 1 to Stage 2(3)	(5,653)	(4)	5,653	4	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,200	101	(4,200)	(101)	—	—	—	—
Transfers to Stage 3(3)	(526)	(2)	(488)	(16)	1,014	18	—	—
Transfers from Stage 3(3)	9	1	364	21	(373)	(22)	—	—
Transfers of financial instruments	(1,970)	96	1,329	(92)	641	(4)	—	—
Net ECL remeasurement on stage transfer(4)	—	(95)	—	48	—	33	—	(14)
Change in economic scenarios(2)	—	(6)	—	(86)	—	(12)	—	(104)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	35,442	19	417	14	9	4	35,868	37
Redemptions, repayments and assets sold (7)	(28,094)	(14)	(1,537)	(22)	(361)	(21)	(29,992)	(57)
Changes in risk parameters and other movements(6)	4,146	(10)	423	(7)	89	64	4,658	47
Assets written off(7)	—	—	—	(1)	(129)	(108)	(129)	(109)
At 31 December 2021	198,378	64	11,850	186	2,167	138	212,395	388
Net movement in the period	9,524	(10)	632	(146)	249	(44)	10,405	(200)

Charge/(release) to the Income Statement		(10)		(145)		64		(91)
Less: Discount unwind		—		—		(7)		(7)
Less: Recoveries net of collection costs		—		—		—		—
Total ECL charge/(release) to the Income Statement		(10)		(145)		57		(98)

At 1 January 2020	186,088	59	8,872	232	1,859	170	196,819	461
Transfers from Stage 1 to Stage 2(3)	(5,087)	(7)	5,087	7	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,168	82	(2,168)	(82)	—	—	—	—
Transfers to Stage 3(3)	(272)	(4)	(520)	(22)	792	26	—	—
Transfers from Stage 3(3)	8	1	323	20	(331)	(21)	—	—
Transfers of financial instruments:	(3,183)	72	2,722	(77)	461	5	—	—
Net ECL remeasurement on stage transfer(4)	—	(78)	—	144	—	42	—	108
Change in economic scenarios(2)	—	7	—	81	—	10	—	98
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased(5)	31,499	15	345	30	6	4	31,850	49
Redemptions, repayments and assets sold(7)	(26,727)	(12)	(1,031)	(25)	(314)	(20)	(28,072)	(57)
Changes in risk parameters and other movements(6)	1,177	11	310	(53)	109	101	1,596	59
Assets written off(7)	—	—	—	—	(203)	(155)	(203)	(155)
At 31 December 2020	188,854	74	11,218	332	1,918	182	201,990	588
Net movement in the period	2,766	15	2,346	100	59	12	5,171	127

Charge/(release) to the Income Statement		15		100		167		282
Less: Discount unwind		—		—		(7)		(7)
Less: Recoveries net of collection costs		—		—		(11)		(11)
Total ECL charge/(release) to the Income Statement		15		100		149		264

Annual Report 2021	Santander UK plc 81

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

RETAIL BANKING: HOMES – CREDIT RISK REVIEW
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK.

2021 compared to 2020
A historically stable credit environment supported our customers and helped to reduce credit risk. Unemployment, which tracked at historically low levels in 2021, is one of the most important factors in defaults on mortgages. Whilst the UK housing market continues to show resilience, we maintain a cautious outlook in light of continued economic uncertainty due to the Covid-19 pandemic. Net mortgage growth in 2021 was £8.0bn (2020: £1.4bn).

Borrower profile (audited)
In this table, ‘Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are new customers who are taking a new mortgage with us.

	Stock				New business
	2021		2020		2021		2020
	£m	%	£m	%	£m	%	£m	%
Home movers	74,657	42	71,008	42	13,537	43	10,116	41
Remortgagers	50,645	29	50,934	31	8,031	25	6,861	27
First-time buyers	34,517	20	33,180	20	6,206	19	5,354	21
Buy-to-let	14,893	9	11,608	7	4,239	13	2,622	11
	174,712	100	166,730	100	32,013	100	24,953	100
As well as the new business in the table above, there were £29.8bn (2020: £31.6bn) of remortgages where we moved existing customers with maturing products onto new mortgages. We also provided £1.4bn (2020: £1.2bn) of further advances and flexible mortgage drawdowns.
2021 compared to 2020
in 2021 mortgage asset stock increased. The borrower profile of stock altered slightly, as the reduction in remortgage asset was replaced by an increase in house purchases across both residential and BTL mortgages. Our new business profiles displayed similar trends, reflecting market conditions and in particular a strong demand for purchase activity for both residential and BTL mortgages, driven by the temporarily reduced rates of Stamp Duty Land Tax effective during the period. In 2021, we helped first-time buyers purchase their new home with £6.2bn of gross lending (2020: £5.4bn).

Interest rate profile (audited)
The interest rate profile of our mortgage asset stock was:

	2021		2020
	£m	%	£m	%
Fixed rate	147,147	84	133,231	80
Variable rate	17,010	10	20,986	13
Standard Variable Rate (SVR)	7,836	4	10,627	6
Follow on Rate (FoR)	2,719	2	1,886	1
	174,712	100	166,730	100
2021 compared to 2020
In 2021, we continued to see customers refinance from variable rate and SVR to fixed rate products influenced by low mortgage rates and the competitive mortgage market. Within fixed rate products, we saw an increase in the proportion of 5 year fixed rate mortgages in 2021.

Geographical distribution (audited)
The geographical distribution of our mortgage asset stock was:

	Stock		New business
	2021	2020	2021	2020
Region	£bn	£bn	£bn	£bn
London	44.6	41.8	8.3	6.1
Midlands and East Anglia	23.8	22.5	4.7	3.7
North	23.1	22.6	3.8	3.3
Northern Ireland	3.0	3.1	0.3	0.2
Scotland	6.6	6.7	1.0	0.8
South East excluding London	55.5	52.5	10.5	8.3
South West, Wales and other	18.1	17.5	3.4	2.6
	174.7	166.7	32.0	25.0

Average loan size for new business			£'000	£'000
South East including London			306	284
Rest of the UK			175	166
UK as a whole			234	218
2021 compared to 2020
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the period, based on average earnings of new business at inception, was 3.35 (2020: 3.29).

Annual Report 2021	Santander UK plc 82

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Larger loans (audited)
The mortgage asset stock of larger loans was:

	South East including London		UK
	2021	2020	2021	2020
Individual mortgage loan size	£m	£m	£m	£m
<£0.25m	44,431	44,790	103,657	103,785
£0.25m to £0.50m	38,749	35,487	51,699	46,914
£0.50m to £1.0m	13,820	11,942	15,972	13,763
£1.0m to £2.0m	2,823	1,875	3,053	2,024
>£2.0m	318	236	331	244
	100,141	94,330	174,712	166,730
At 31 December 2021, there were 131 (2020: 98) individual mortgages over £2m. In 2021, there were 52 (2020: 38) new mortgages over £2m.

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

	2021					2020
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	78,911	25	942	9	4,997	73,489	28	858	11	4,180
>50-75%	77,781	62	614	28	15,831	68,324	89	633	36	10,088
>75-85%	13,866	26	106	12	6,896	18,113	41	125	19	5,858
>85-100%	3,626	26	69	14	4,239	6,070	44	93	22	4,781
>100%	528	51	65	26	50	734	78	90	44	46
	174,712	190	1,796	89	32,013	166,730	280	1,799	132	24,953
Collateral value of residential properties (1)	174,637		1,784		32,012	166,623		1,783		24,953

	%		%		%	%		%		%
Simple Average(2) LTV (indexed)	41		38		64	42		41		64
(1)Collateral value shown is limited to the balance of each related loan. Excludes the impact of over-collateralisation, where the collateral is higher than the loan. Includes collateral against loans in negative equity of £455m (2020: £629m).
(2)Total of all LTV% divided by the total of all accounts.
At 31 December 2021, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £75m (2020: £107m). In 2021, the simple average LTV of mortgage total new lending in London was 60% (2020: 60%).
2021 compared to 2020
There were no significant changes in the quality of our collateral in 2021. Despite the economic pressures from the Covid-19 pandemic, simple average LTV remained broadly flat over the period. We continue to monitor the LTV profile of new lending and take action as needed to ensure the LTV mix of completions is appropriate.

Credit performance (audited)

	2021	2020
	£m	£m
Mortgage loans and advances to customers of which:	174,712	166,730
–Stage 1	161,845	154,586
–Stage 2	11,071	10,345
–Stage 3	1,796	1,799
Loss allowances(1)	190	280

	%	%
Stage 1 ratio(2)	92.64	92.72
Stage 2 ratio(2)	6.34	6.20
Stage 3 ratio(3)	1.04	1.09
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.
(3)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

Annual Report 2021	Santander UK plc 83

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the period. The footnotes to the Santander UK group level analysis on page 79 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	167,766	17	10,427	131	1,813	132	180,006	280
Transfers from Stage 1 to Stage 2(3)	(5,439)	(2)	5,439	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,782	21	(3,782)	(21)	—	—	—	—
Transfers to Stage 3(3)	(242)	(2)	(451)	(4)	693	6	—	—
Transfers from Stage 3(3)	3	—	353	15	(356)	(15)	—	—
Transfers of financial instruments	(1,896)	17	1,559	(8)	337	(9)	—	—
Net ECL remeasurement on stage transfer(4)	—	(19)	—	10	—	9	—	—
Change in economic scenarios(2)	—	(1)	—	(67)	—	(12)	—	(80)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	33,292	6	332	2	1	—	33,625	8
Redemptions, repayments and assets sold(7)	(25,072)	(3)	(1,436)	(6)	(331)	(16)	(26,839)	(25)
Changes in risk parameters and other movements(6)	3,606	(4)	270	26	11	(10)	3,887	12
Assets written off (7)	—	—	—	—	(16)	(5)	(16)	(5)
At 31 December 2021	177,696	13	11,152	88	1,815	89	190,663	190
Net movement in the period	9,930	(4)	725	(43)	2	(43)	10,657	(90)

Charge/(release) to the Income Statement		(3)		(43)		(38)		(84)
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		(3)		(43)		(41)		(87)

At 1 January 2020	168,830	14	8,224	101	1,734	103	178,788	218
Transfers from Stage 1 to Stage 2(3)	(4,686)	(2)	4,686	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	1,911	17	(1,911)	(17)	—	—	—	—
Transfers to Stage 3(3)	(229)	(3)	(491)	(11)	720	14	—	—
Transfers from Stage 3(3)	4	—	311	15	(315)	(15)	—	—
Transfers of financial instruments	(3,000)	12	2,595	(11)	405	(1)	—	—
Net ECL remeasurement on stage transfer(4)	—	(15)	—	49	—	17	—	51
Change in economic scenarios(2)	—	7	—	13	—	10	—	30
Changes to model	—	—	—	—	—	25	—	25
New lending and assets purchased (5)	26,102	4	237	5	1	—	26,340	9
Redemptions, repayments and assets sold(7)	(23,707)	(4)	(899)	(7)	(297)	(15)	(24,903)	(26)
Changes in risk parameters and other movements(6)	(459)	(1)	270	(19)	24	7	(165)	(13)
Assets written off (7)	—	—	—	—	(54)	(14)	(54)	(14)
At 31 December 2020	167,766	17	10,427	131	1,813	132	180,006	280
Net movement in the period	(1,064)	3	2,203	30	79	29	1,218	62

Charge/(release) to the Income Statement		3		29		43		75
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		3		29		40		72

Annual Report 2021	Santander UK plc 84

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Loan modifications
Forbearance(1)
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2021	2020
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	422	305
–Net modification loss	9	7
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	152	114

The balances at 31 December 2021 and 31 December 2020, analysed by their staging at the period-end and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Total(2)	Loss allowances
2021	£m	£m	£m	£m	£m	£m
Stage 2	387	444	273	4	1,108	12
Stage 3	217	74	73	111	475	26
	604	518	346	115	1,583	38
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	0.9%

2020
Stage 2	409	393	310	—	1,112	13
Stage 3	219	83	86	28	416	29
	628	476	396	28	1,528	42
Proportion of portfolio	0.4%	0.3%	0.2%	—%	0.9%
(1)We base forbearance type on the first forbearance on the accounts.
(2)The total is audited.
2021 compared to 2020
In 2021, forbearance activity remained stable. The proportion of the mortgage portfolio in forbearance remained flat at 0.9% (2020: 0.9%).
–At 31 December 2021, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments increased to 85% (2020: 81%).
–The weighted average LTV of all accounts in forbearance was 32% (2020: 34%) compared to the weighted average portfolio LTV of 35% (2020: 38%).
–At 31 December 2021, the carrying value of mortgages classified as multiple forbearance increased slightly to £148m (2020: £143m).
Other loan modifications
Since March 2020, we have provided mortgage customers with payment holiday terms in line with UK Government and FCA guidance. The following table provides information on such loan modifications. For more on this, see 'Covid-19 Support schemes' in 'Santander UK group level - Credit risk review'.

	2021	2020
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	647	36,326
–Net modification loss	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	8	99

At 31 December 2021, there were £2.3bn (2020: £2.6bn) of other mortgages on the balance sheet that we had modified since January 2008. At 31 December 2021:
–The average LTV was 27% (2020: 30%), and 95% (2020: 96%) of accounts had made their last six months’ contractual payments.
–The proportion of accounts that were 90 days or more in arrears was 2.62% (2020: 1.50%).

Annual Report 2021	Santander UK plc 85

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

RETAIL BANKING: HOMES – PORTFOLIOS OF PARTICULAR INTEREST
Introduction
We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans and part interest-only, part repayment loans	With an interest-only mortgage, the customer pays interest every month but the principal balance may remain outstanding until the end of the mortgage term. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage. Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part. This means there is a higher credit risk on these loans as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this credit risk. We also make sure the customer has a plausible repayment plan before we lend to them and remains on track for the life of the loan.

Since 2009, we have reduced the risk from new interest-only mortgages by lowering the maximum LTV. For the majority of applicants a maximum LTV of 50% applies. For high net worth customers (gross annual income > £250k) this maximum LTV for an interest-only mortgage can be up to 75%. When a customer plans to repay their mortgage by selling the property, we require a minimum equity buffer of £250k.

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

If customers know they will not be able to repay their mortgage in full when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them. If we think it is in the customer’s interests and they can afford it, we look at other ways of managing it. That can mean turning the mortgage into a standard repayment one and extending it. Or, if the customer is waiting for their means of repaying it, such as an investment plan or bonds, to mature, an extension may be permitted.
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
In 2020 and 2021 we provided customers with payment holiday terms in line with the UK Government's Covid-19 guidance. For more on this, see ‘Covid-19 Support schemes’ in 'Santander UK group level - Credit risk review'.
Climate change
The value of property collateral for mortgages might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk or changing environmental performance standards for property. In 2021 we reviewed the proportion of mortgage loans subject to flood and subsidence risk and concluded that the risk was not material. The terms of our mortgage lending require homeowners to buy suitable insurance which transfers the majority of the risk to asset valuations to third party insurers.

Annual Report 2021	Santander UK plc 86

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest-only, part repayment (2) (3)	Flexible(3)	LTV >100%	Buy-to-let	Other portfolio
2021	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	174,712	40,654	13,638	8,549	528	14,893	116,767
–Stage 1	161,845	36,212	12,391	7,509	354	14,363	109,878
–Stage 2	11,071	3,626	1,020	796	109	489	6,188
–Stage 3	1,796	816	227	244	65	41	701
Stage 3 ratio(4)	1.04%	2.03%	1.66%	3.06%	12.34%	0.27%	0.60%
PIPs	2	1	1	—	1	—	—
Simple average LTV (indexed)	41%	44%	43%	23%	116%	59%	41%

2020
Mortgage portfolio	166,730	38,441	13,234	9,953	734	11,608	110,854
–Stage 1	154,586	33,330	11,860	8,731	423	11,180	105,514
–Stage 2	10,345	4,228	1,126	989	221	393	4,728
–Stage 3	1,799	883	248	233	90	35	612
Stage 3 ratio(4)	1.09%	2.31%	1.88%	2.48%	12.30%	0.30%	0.55%
PIPs	10	5	2	1	4	—	2
Simple average LTV (indexed)	42%	44%	44%	26%	117%	59%	43%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £10,106m (2020: £9,847m) and the non-interest-only part of the loan.
(3)Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(4)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
2021 compared to 2020
–In 2021, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans reduced, reflecting our strategy to manage down our proportional exposure to these lending profiles.
–BTL mortgage balances increased £3.3bn to £14.9bn (2020: £11.6bn) driven by continued focus in growing this portfolio. In 2021, the simple average LTV of mortgage total new BTL lending was 68% (2020: 65%).

Interest-only sub analysis
Full interest-only new business in the period

	2021	2020
	£m	£m
Full interest-only loans	6,339	4,267

Full interest-only maturity profile

	Term expired	Within 2 years	Between 2-5 years	Between 5-15 years	Greater than 15 years	Total
2021	£m	£m	£m	£m	£m	£m
Full interest-only portfolio	392	1,892	3,795	19,633	14,942	40,654
–of which value weighted average LTV (indexed) is >75%	13	106	112	1,015	1,355	2,601

2020
Full interest-only portfolio	374	1,726	3,697	20,318	12,326	38,441
–of which value weighted average LTV (indexed) is >75%	13	131	154	1,397	1,017	2,712

2021 compared to 2020
For full interest-only mortgages, of the total £392m that was term expired at 31 December 2021, 83% continued to pay the interest due under the expired contract terms. Interest-only mortgages that matured in 2021 totalled £797m, of which: £331m was subsequently repaid, £6m was refinanced under normal credit terms, £217m was refinanced under forbearance arrangements and £243m remained unpaid and was classified as term expired at 31 December 2021.
At 31 December 2021, there were 61,750 (2020: 69,713) flexible mortgage customers, with undrawn facilities of £4,627m (2020: £5,621m). The portfolio’s value weighted LTV (indexed) was 24% (2020: 26%).

Annual Report 2021	Santander UK plc 87

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Forbearance(1) (audited)
The balances at 31 December 2021 and 31 December 2020 were:

	Interest-only(2)	Flexible	LTV >100%	Buy-to-Let
2021	£m	£m	£m	£m
Total	419	35	13	11
–Stage 2	280	24	3	8
–Stage 3	139	11	10	3

2020
Total	285	48	10	9
–Stage 2	184	34	3	6
–Stage 3	101	14	7	3
(1)Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)Comprises full interest-only loans and part interest-only, part repayment loans.
2021 compared to 2020
Levels of forbearance undertaken on accounts on Interest-only increased during 2021, driven by two factors. Firstly, maturing or past maturity customers impacted or potentially impacted by Covid-19 opted to take a one year deferral of repaying their capital. This was offered in line with FCA guidance to support maturing Interest-only customers who may be impacted by Covid-19. These guidelines were in place between November 2020 and October 2021. Secondly, Interest-only vulnerable customers who are in financial difficulties elected to take a product specifically offered to support them in this situation.

Annual Report 2021	Santander UK plc 88

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

RETAIL BANKING : EVERYDAY BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for Everyday Banking in the period. The footnotes to the Santander UK group level analysis on page 79 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	21,089	57	791	201	105	50	21,985	308
Transfers from Stage 1 to Stage 2(3)	(214)	(2)	214	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	418	81	(418)	(81)	—	—	—	—
Transfers to Stage 3(3)	(284)	(1)	(36)	(10)	320	11	—	—
Transfers from Stage 3(3)	5	1	11	5	(16)	(6)	—	—
Transfers of financial instruments	(75)	79	(229)	(84)	304	5	—	—
Net ECL remeasurement on stage transfer(4)	—	(78)	—	39	—	23	—	(16)
Change in economic scenarios(2)	—	(4)	—	(19)	—	—	—	(23)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	2,150	13	84	12	9	4	2,243	29
Redemptions, repayments and assets sold (7)	(3,023)	(11)	(101)	(16)	(29)	(5)	(3,153)	(32)
Changes in risk parameters and other movements(6)	541	(6)	153	(34)	77	74	771	34
Assets written off(7)	—	1	—	(1)	(114)	(102)	(114)	(102)
At 31 December 2021	20,682	51	698	98	352	49	21,732	198
Net movement in the period	(407)	(6)	(93)	(103)	247	(1)	(253)	(110)

Charge/(release) to the Income Statement		(7)		(102)		101		(8)
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		(51)		(51)
Total ECL charge/(release) to the Income Statement		(7)		(102)		46		(63)

At 1 January 2020	17,258	46	648	130	125	67	18,031	243
Transfers from Stage 1 to Stage 2(3)	(402)	(5)	402	5	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	257	65	(257)	(65)	—	—	—	—
Transfers to Stage 3(3)	(42)	(1)	(29)	(11)	71	12	—	—
Transfers from Stage 3(3)	4	1	11	5	(15)	(6)	—	—
Transfers of financial instruments:	(183)	60	127	(66)	56	6	—	—
Net ECL remeasurement on stage transfer(4)	—	(63)	—	95	—	25	—	57
Change in economic scenarios(2)	—	—	—	68	—	—	—	68
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	5,398	11	107	25	5	4	5,510	40
Redemptions, repayments and assets sold(7)	(3,020)	(8)	(130)	(19)	(19)	(5)	(3,169)	(32)
Changes in risk parameters and other movements(6)	1,636	12	39	(33)	87	94	1,762	73
Assets written off(7)	—	(1)	—	1	(149)	(141)	(149)	(141)
At 31 December 2020	21,089	57	791	201	105	50	21,985	308
Net movement in the period	3,831	11	143	71	(20)	(17)	3,954	65

Charge/(release) to the Income Statement		12		70		124		206
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		(52)		(52)
Total ECL charge/(release) to the Income Statement		12		70		68		150

Annual Report 2021	Santander UK plc 89

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2021	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	3,532	2,000	2,341	438	4,779	8,311
–Stage 1	3,076	1,910	2,125	299	4,334	7,410
–Stage 2	201	73	181	120	374	575
–Stage 3	255	17	35	19	71	326
Loss allowances(1)	22	47	89	40	176	198
Stage 3 undrawn exposures	—				26	26
Stage 3 ratio(2)	7.20%				2.03%	4.23%
Gross write-offs	6				97	103

2020
Loans and advances to customers of which:	3,855	2,038	2,349	408	4,795	8,650
–Stage 1	3,845	1,881	1,975	253	4,109	7,954
–Stage 2	6	139	335	138	612	618
–Stage 3	4	18	39	17	74	78
Loss allowances(1)	9	80	158	61	299	308
Stage 3 undrawn exposures	—				27	27
Stage 3 ratio(2)	0.10%				2.09%	1.24%
Gross write-offs	12				129	141
(1)The ECL allowance is for both on and off–balance sheet exposures
(2)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
2021 compared to 2020
Business banking balances reduced mainly due to customers repaying their Bounce back loans (BBLs). Stage 2 and Stage 3 assets grew in 2021 and they were mainly BBLs accounts. However, they had no impact on ECL since BBLs are100% government guaranteed. The increase in ECL was mainly to take into account the additional debt burden on customers taking BBLs.
The credit risk profile for other unsecured loans was stable in 2021, with an improvement in Stage 2 assets from a favourable macroeconomic outlook and lower risk indicators observed in this population. The reduction in ECL levels was reflective of the improved macroeconomics and fewer accounts being triggered into Stage 2.

Loan modifications
Forbearance
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	Business banking	Credit cards	Overdrafts	Total
2021	£m	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	13	9	22
–Net modification gain	—	5	4	9
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	4	2	6

2020
Financial assets modified in the period:
–Amortised cost before modification	—	18	8	26
–Net modification gain	—	8	4	12
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	2	2	4

Annual Report 2021	Santander UK plc 90

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The balances (audited) at 31 December 2021 and 31 December 2020 were:

		Other unsecured
	Business banking	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2021	£m	£m	£m	£m	£m	£m
Total	2	1	38	15	54	56
–Stage 2	—	—	7	3	10	10
–Stage 3	2	1	31	12	44	46

2020
Total	4	—	43	16	59	63
–Stage 2	—	—	10	5	15	15
–Stage 3	4	—	33	11	44	48

Other loan modifications
Since March 2020, we have provided business banking and other unsecured lending customers with payment holiday terms. The following table provides information on such loan modifications. For more on this, see 'Covid-19 Support measures' in 'Santander UK group level - Credit risk review'.

	Business banking	Other unsecured	Total
2021	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	9	9
–Net modification gain	—	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	1	1

2020
Financial assets modified in the period:
–Amortised cost before modification	—	300	300
–Net modification gain	—	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	6	6

Annual Report 2021	Santander UK plc 91

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

CONSUMER FINANCE – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for Consumer Finance in the period. The footnotes to the Santander UK group level analysis on page 79 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	7,824	44	379	37	58	37	8,261	118
Transfers from Stage 1 to Stage 2(3)	(98)	(1)	98	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	105	6	(105)	(6)	—	—	—	—
Transfers to Stage 3(3)	(8)	—	(8)	(2)	16	2	—	—
Transfers from Stage 3(3)	5	—	3	2	(8)	(2)	—	—
Transfers of financial instruments	4	5	(12)	(5)	8	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	(2)	—	—	—	(2)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	2,212	6	70	4	3	2	2,285	12
Redemptions, repayments and assets sold(7)	(4,063)	(19)	(142)	(6)	(19)	(3)	(4,224)	(28)
Changes in risk parameters and other movements(6)	(903)	(18)	(95)	(12)	11	6	(987)	(24)
Assets written off(7)	—	—	—	1	(37)	(25)	(37)	(24)
At 31 December 2021	5,074	18	200	17	24	17	5,298	52
Net movement in the period	(2,750)	(26)	(179)	(20)	(34)	(20)	(2,963)	(66)

Charge/(release) to the Income Statement		(26)		(21)		5		(42)
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		9		9
Total ECL charge/(release) to the Income Statement		(26)		(21)		14		(33)

At 1 January 2020	7,315	29	604	28	42	31	7,961	88
Transfers from Stage 1 to Stage 2(3)	(154)	(1)	154	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	375	4	(375)	(4)	—	—	—	—
Transfers to Stage 3(3)	(33)	(3)	(20)	(5)	53	8	—	—
Transfers from Stage 3(3)	—	—	1	1	(1)	(1)	—	—
Transfers of financial instruments:	188	—	(240)	(7)	52	7	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	—	—	—	—	—
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	3,486	14	134	6	4	2	3,624	22
Redemptions, repayments and assets sold(7)	(2,136)	(4)	(151)	3	(5)	29	(2,292)	28
Changes in risk parameters and other movements(6)	(1,027)	5	32	8	(10)	(8)	(1,005)	5
Assets written off(7)	(2)	—	—	(1)	(25)	(24)	(27)	(25)
At 31 December 2020	7,824	44	379	37	58	37	8,261	118
Net movement in the period	509	15	(225)	9	16	6	300	30

Charge/(release) to the Income Statement		15		10		30		55
Less: Discount unwind		—		—		6		6
Less: Recoveries net of collection costs		—		—		(17)		(17)
Total ECL charge/(release) to the Income Statement		15		10		19		44

Annual Report 2021	Santander UK plc 92

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	2021	2020
	£m	£m
Loans and advances to customers of which:	4,984	8,024
–Stage 1	4,760	7,587
–Stage 2	200	379
–Stage 3	24	58
Loss allowances(1)	52	118
Stage 3 undrawn exposures	—	—
Stage 3 ratio(2)	0.49%	0.72%
Gross write offs	25	25
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

2021 compared to 2020
We maintained our prudent underwriting criteria throughout the period. The product mix showed a material decrease in wholesale finance facilities (stock finance) 2021of £0.4bn due to low availability of new cars and a transfer of wholesale portfolio to a new joint venture with Volvo Car Financial Services Ltd. The retail car finance market saw challenges in 2021 mainly due to a one month closure at dealerships as a result of Covid-19. It was also impacted by an ongoing global semiconductor shortage which acted as a limiting factor on the supply of new vehicles. We monitor residual values on all types of vehicles, including diesel, petrol, hybrid and electric.
At 31 December 2021, total loan balance decreased by £3,040m (38%) compared to 31 December 2020, mainly due to the sale of PSA Finance UK Limited, where £3.2bn of assets were derecognised. For more details, see Note 34. Gross lending new business in 2021 was £2,383m (2020: £3,074m). Wholesale loans (stock finance) to car dealerships were approximately 7% of the loan book, unchanged since 31 December 2020. The average Consumer (auto) finance loan size was £16,182 (2020: £15,918).
The risk profile remained stable in terms of our credit scoring acceptance policies. The overall risk performance was good with a majority of customers paying.
Climate change
The residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles. In 2021, we also considered any movement in ECL provision due to climate change risk and concluded that it was not material. This was because residual value risk was already set at the more cautious end of the acceptable range to capture the inherent risk of diesel obsolescence and measurement uncertainty of electric vehicles.

Loan modifications
Forbearance
The balances (audited) at 31 December 2021 and 31 December 2020 were:

	2021	2020
	£m	£m
Total	—	9
–Stage 2	—	4
–Stage 3	—	5

Other loan modifications
Since March 2020, we have provided Consumer Finance customers with payment holiday terms. The following table provides information on such loan modifications. For more on this, see 'Covid-19 Support measures' in 'Santander UK group level - Credit risk review'.

	2021	2020
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	54	403
–Net modification loss	—	6
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the ECL allowance changed to 12-month measurement in the period	226	403

Annual Report 2021	Santander UK plc 93

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 79 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	17,217	54	6,266	199	1,020	350	24,503	603
Transfers from Stage 1 to Stage 2(3)	(914)	(4)	914	4	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	1,579	60	(1,579)	(60)	—	—	—	—
Transfers to Stage 3(3)	(38)	—	(37)	(3)	75	3	—	—
Transfers from Stage 3(3)	1	—	88	40	(89)	(40)	—	—
Transfers of financial instruments	628	56	(614)	(19)	(14)	(37)	—	—
Net ECL remeasurement on stage transfer(4)	—	(39)	—	(22)	—	31	—	(30)
Change in economic scenarios(2)	—	(2)	—	(62)	—	(1)	—	(65)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	12,783	5	448	8	12	13	13,243	26
Redemptions, repayments and assets sold(7)	(15,067)	(9)	(1,330)	(17)	(140)	(43)	(16,537)	(69)
Changes in risk parameters and other movements(6)	2,642	(16)	891	40	55	(7)	3,588	17
Assets written off (7)	—	—	—	—	(106)	(59)	(106)	(59)
At 31 December 2021	18,203	49	5,661	127	827	247	24,691	423
Net movement in the period	986	(5)	(605)	(72)	(193)	(103)	188	(180)

ECL charge/(release) to the Income Statement		(5)		(72)		(44)		(121)
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		34		34
Total ECL charge/(release) to the Income Statement		(5)		(72)		(14)		(91)

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	21,281	53	2,385	51	452	158	24,118	262
Transfers from Stage 1 to Stage 2(3)	(4,443)	(37)	4,443	37	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	528	20	(528)	(20)	—	—	—	—
Transfers to Stage 3(3)	(78)	(1)	(543)	(21)	621	22	—	—
Transfers from Stage 3(3)	4	1	1	—	(5)	(1)	—	—
Transfers of financial instruments	(3,989)	(17)	3,373	(4)	616	21	—	—
Net ECL remeasurement on stage transfer(4)	—	(18)	—	92	—	198	—	272
Change in economic scenarios(2)	—	7	—	44	—	—	—	51
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	7,984	10	805	28	94	44	8,883	82
Redemptions, repayments and assets sold(7)	(6,487)	(13)	(818)	(18)	(118)	(25)	(7,423)	(56)
Changes in risk parameters and other movements(6)	(1,572)	32	521	6	97	5	(954)	43
Assets written off (7)	—	—	—	—	(121)	(51)	(121)	(51)
At 31 December 2020	17,217	54	6,266	199	1,020	350	24,503	603
Net movement in the period	(4,064)	1	3,881	148	568	192	385	341

ECL charge/(release) to the Income Statement		1		148		243		392
Less: Discount unwind		—		—		(5)		(5)
Less: Recoveries net of collection costs		—		—		(93)		(93)
Total ECL charge/(release) to the Income Statement		1		148		145		294

Annual Report 2021	Santander UK plc 94

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	592	954	3,060	3,166	3,559	2,465	733	14,529
Commercial Real Estate	—	—	55	21	2,172	2,064	181	4	4,497
Social Housing	52	2,985	2,471	—	—	1	—	—	5,509
	52	3,577	3,480	3,081	5,338	5,624	2,646	737	24,535
Of which:
Stage 1	52	2,890	3,168	2,750	4,796	3,388	309	577	17,930
Stage 2	—	687	312	331	542	2,236	1,511	160	5,779
Stage 3	—	—	—	—	—	—	826	—	826

2020
SME and mid corporate	—	468	1,288	2,640	2,820	3,518	2,790	922	14,446
Commercial Real Estate	—	—	65	214	696	3,684	484	9	5,152
Social Housing	112	2,631	2,334	—	—	2	—	3	5,082
	112	3,099	3,687	2,854	3,516	7,204	3,274	934	24,680
Of which:
Stage 1	112	3,060	3,626	2,589	2,776	4,027	454	749	17,393
Stage 2	—	39	61	265	740	3,177	1,800	185	6,267
Stage 3	—	—	—	—	—	—	1,020	—	1,020
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

2021 compared to 2020
In Corporate & Commercial Banking, committed exposure reduced marginally by 0.6%, with lending in Social Housing offset by redemptions in the Commercial Real Estate (CRE) portfolio. Our CRE portfolio decreased by 13% as we continue to manage our exposure in line with proactive risk management policies. Social Housing exposure increased by 8% as we refinance lending from the Corporate Centre to the core book. The rating distribution has improved in both the CRE and SME and mid Corporate portfolios following a recovery in the credit quality of a number of names initially downgraded as a result of Covid-19.

Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2021					2020
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	14,486	43	—	—	14,529	14,399	47	—	—	14,446
Commercial Real Estate	4,497	—	—	—	4,497	5,151	—	—	1	5,152
Social Housing	5,509	—	—	—	5,509	5,082	—	—	—	5,082
	24,492	43	—	—	24,535	24,632	47	—	1	24,680

Annual Report 2021	Santander UK plc 95

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2021	£m	£m	£m
SME and mid corporate	723	354	369
Commercial Real Estate	103	85	18
	826	439	387

2020
SME and mid corporate	853	286	567
Commercial Real Estate	167	105	62
	1,020	391	629

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2021 and 31 December 2020.

	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total(1)	Loss allowances
2021	£m	£m	£m	£m	£m	£m
SME and mid corporate	11,131	531	2,144	723	14,529	378
Commercial Real Estate	3,989	193	212	103	4,497	43
Social Housing	5,344	—	165	—	5,509	2
	20,464	724	2,521	826	24,535	423

2020
SME and mid corporate	10,844	340	2,409	853	14,446	478
Commercial Real Estate	4,191	233	561	167	5,152	125
Social Housing	5,009	—	73	—	5,082	—
	20,044	573	3,043	1,020	24,680	603
(1)    Includes committed facilities and derivatives.
2021 compared to 2020
In Corporate & Commercial Banking, exposures subject to enhanced monitoring increased by 26%. This was mainly in SME and mid Corporate. Accommodation and food service activities have been particularly heavily impacted by Covid-19 related restrictions despite the measures taken by the government to support industries through the pandemic. Exposures subject to proactive monitoring however decreased by 17% across both the SME and mid Corporate portfolio and the CRE portfolio. This followed the upgrading of a number of names initially downgraded as a result of Covid-19 uncertainty but which have since stabilised.
Loan loss allowances decreased by £180m (30%). This reflects the improved economic assumptions and scenario weightings applied within the IFRS 9 model due to the improved economic outlook. Also stage reclassifications for some corporate loans as they emerged from lockdown saw provision releases as well as the release of some Covid-19 related PMAs.

Annual Report 2021	Santander UK plc 96

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Loan modifications
Forbearance
The following table (audited)sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2021	2020
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	243	201
–Net modification gain/ (loss)	(5)	(5)
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	29	40

We only make forbearance arrangements for lending to customers. The balances (audited) at 31 December 2021 and 31 December 2020, analysed by their staging at the period–end and the forbearance we applied, were:

	2021	2020
	£m	£m
Stock(1)
–Term extension	150	141
–Interest-only	239	175
–Other payment rescheduling	204	180
	593	496
Of which:
–Stage 1	20	13
–Stage 2	303	179
–Stage 3	270	304
	593	496
Proportion of portfolio	2.4%	2.0%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

2021 compared to 2020
In 2020, in line with guidance from the EBA and PRA, concessions required primarily as a result of Covid-19 were not recorded as forbearance. This categorisation dispensation ended in March 2021, after which concessions granted to borrowers exhibiting signs of financial difficulty are reported as forbearance. This was the driver for the increase in forbearance balances in 2021.

Annual Report 2021	Santander UK plc 97

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

PORTFOLIOS OF PARTICULAR INTEREST
Introduction
Some types of lending have higher risk and others stand out for other reasons. We give more detail below on two areas of particular interest.

Portfolio	Description
Commercial Real Estate	This is lending to experienced, professional landlords mainly secured by tenanted UK property in the office, retail, industrial and residential sub-sectors. The CRE market experienced a challenging environment in the immediate years after the last financial crisis and has previously seen regular cyclical downturns. For those reasons, this is a portfolio of particular interest. We manage and report our Commercial Real Estate portfolio in Corporate & Commercial Banking.
Social Housing	This is lending and treasury services for UK housing association groups secured by tenanted UK residential property. Borrowers are mainly charitable entities and registered with the appropriate regulator for the part of the UK in which they operate. The Social Housing sector in the UK is critical in ensuring the supply of affordable housing across the country. Housing associations play a prominent role in addressing the UK’s shortage of housing across all tenures. The sector benefits from a zero–loss default history aided by its regulated nature. This is a portfolio of particular interest as we hold a significant position in the market.

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
In 2020 and 2021 we provided customers with payment holiday terms in line with the UK Government's Covid-19 guidance. For more on this, see ‘Covid-19 Support schemes’ in 'Santander UK group level - Credit risk review'.
Climate change
The global economy is still heavily dependent on fossil fuel energy sources such as coal, natural gas and oil, which significantly contribute to climate change. Energy transmission requires building and maintaining appropriate wholesale networks that can affect the natural environment. We remain committed to reallocating financial flows from fossil fuel consumption, including for electricity generation, to cleaner alternatives as set out in our Environmental, Social and Climate Change Policy.
In order to track and measure how our current lending activities contribute towards the reliance of fossil fuels, in 2021 we analysed our portfolio to identify fossil fuel exposures. We classified lending as a fossil fuel exposure if the counterparty engaged in any of the following activities:
–Oil & Gas: production and treatment including refining, transportation, storage and wholesale distribution
–Mining & Extraction: any coal mining or extraction activities
–Power Generation: clients for who coal-fired generation represents more than 10% of revenues on a consolidated basis.
At 31 December 2021, we had limited exposure to such counterparties, with these activities making up less than 0.1% of our Corporate and Commercial Banking lending portfolio. On an individually assessed basis, clients in these industries were highly rated and their markets remained highly liquid. We will continue to monitor, disclose and reduce lending which contributes to ongoing fossil fuel use.

Commercial Real Estate
Credit performance
The table below shows the main CRE credit performance metrics at 31 December 2021 and 31 December 2020.

	Customer loans(1)	Stage 3(2)	Stage 3 Ratio(3)	Gross write–offs	Total loss allowance
	£m	£m	%	£m	£m
2021	4,158	103	2.48	25	43
2020	4,689	165	3.60	13	125
(1)CRE drawn loans in the CRE portfolio of our Corporate & Commercial Banking segment of £4,158m(2020: £4,689m).
(2)We define Stage 3 in the ‘Credit risk management’ section.
(3)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
LTV analysis
The table below shows the LTV distribution for our CRE total stock and Stage 3 stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2021 and 31 December 2020.

	2021				2020
	Stock		Stage 3		Stock		Stage 3
	Total	ECL	Total	ECL	Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	2,739	19	44	9	3,043	53	43	13
>50-70%	1,101	20	50	15	1,342	59	109	42
>70-100%	38	2	7	1	49	6	7	3
> 100%	10	1	2	1	8	4	6	4
Other portfolio (1)	270	1	—	—	230	3	—	—
Total with collateral	4,158	43	103	26	4,672	125	165	62
Development loans	—	—	—	—	17	—	—	—
	4,158	43	103	26	4,689	125	165	62
(1)    Smaller value transactions, mainly commercial mortgages.

Annual Report 2021	Santander UK plc 98

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Sector analysis

Sector	2021		2020
	£m	%	£m	%
Office	1,106	27	1,491	32
Retail	631	15	853	18
Industrial	530	13	680	15
Residential	589	14	766	16
Mixed use	605	14	358	8
Student accommodation	109	3	62	1
Hotels and leisure	253	6	181	4
Other	65	2	51	1
Small value transactions portfolio(1)	270	6	247	5
	4,158	100	4,689	100
(1)    Mainly commercial mortgages.
The CRE portfolio is well diversified across sectors, with no significant regional or single name concentration. Falling capital and rental yields along with Covid-19 related rent collection challenges have exacerbated structural issues in sub-sectors such as Retail. However, at 31 December 2021, the LTV profile of the portfolio remained conservative with £3,840m and 99% (2020: £4,385m and 99%) at or below 70% LTV following planned deleveraging of the portfolio. Almost three quarters of the CRE portfolio have an LTV below 50%.
Refinancing risk
At 31 December 2021, CRE loans of £1,213m (2020: £1,337m) were due to mature within 12 months. Of these, £11m or 0.9% (2020: £9m or 0.7%) had an LTV ratio higher than is acceptable under our current credit policy, £5m of which were reported as Stage 3 (2020: £9m).

2021 compared to 2020
In our CRE portfolio, drawn customer loans decreased by £531m, as we focus on risk-weighted returns to manage our exposure in line with proactive risk management policies. In 2021, we maintained a prudent lending approach, with 100% new business (2020: 100%) written at or below 60% LTV. The weighted average LTV on the CRE portfolio was 43% (2020: 45%).
Drawn facilities subject to enhanced monitoring decreased by 16% to £190m (2020: £225m). Drawn facilities subject to proactive management decreased by 59% to £212m (2020: £522m). This followed the improvement in credit quality of a number of names initially downgraded as a result of Covid-19 but which have since stabilised. Stage 3 exposures increased to £103m (2020: £165m).
Social Housing
We manage and report our Social Housing portfolio in Corporate & Commercial Banking, except for older Social Housing loans that do not fit our current business strategy, which we manage and report in Corporate Centre. We provide detailed disclosures of our Social Housing portfolios in the sections above. At 31 December 2021 and 31 December 2020, our total Social Housing exposure was:

	2021			2020
	On-balance sheet	Total exposure	Total loss allowances	On-balance sheet	Total exposure	Total loss allowances
	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	2,929	5,509	2	2,770	5,082	—
Corporate Centre	2,162	2,858	1	3,043	3,817	—
	5,091	8,367	3	5,813	8,899	—

Annual Report 2021	Santander UK plc 99

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

CORPORATE CENTRE – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 79 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	76,301	35	44	—	—	—	76,345	35
Transfers from Stage 1 to Stage 2(3)	(141)	—	141	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	—	—	—	—	—	—	—	—
Transfers to Stage 3(3)	—	—	—	—	—	—	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	(141)	—	141	—	—	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	—	—	—	—	—
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	425	1	2	—	—	—	427	1
Redemptions, repayments and assets sold (7)	(5,327)	(17)	(27)	—	—	—	(5,354)	(17)
Changes in risk parameters and other movements(6)	(548)	(17)	93	—	—	—	(455)	(17)
Assets written off (7)	—	—	—	—	—	—	—	—
At 31 December 2021	70,710	2	253	—	—	—	70,963	2
Net movement in the period	(5,591)	(33)	209	—	—	—	(5,382)	(33)

ECL charge/(release) to the Income Statement		(33)		—		—		(33)
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		22		22
Total ECL charge/(release) to the Income Statement		(33)		—		22		(11)

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	67,779	1	94	1	—	—	67,873	2
Transfers from Stage 1 to Stage 2(3)	(87)	(2)	87	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	106	4	(106)	(4)	—	—	—	—
Transfers to Stage 3(3)	(2)	—	(3)	(1)	5	1	—	—
Transfers from Stage 3(3)	1	1	1	—	(2)	(1)	—	—
Transfers of financial instruments	18	3	(21)	(3)	3	—	—	—
Net ECL remeasurement on stage transfer(4)	—	(3)	—	3	—	1	—	1
Change in economic scenarios(2)	—	—	—	6	—	—	—	6
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	11,457	1	45	—	1	—	11,503	1
Redemptions, repayments and assets sold (7)	(10,342)	(1)	(9)	(1)	(3)	(1)	(10,354)	(3)
Changes in risk parameters and other movements(6)	7,389	34	(65)	(6)	1	—	7,325	28
Assets written off (7)	—	—	—	—	(2)	—	(2)	—
At 31 December 2020	76,301	35	44	—	—	—	76,345	35
Net movement in the period	8,522	34	(50)	(1)	—	—	8,472	33

ECL charge/(release) to the Income Statement		34		(1)		—		33
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		4		4
Total ECL charge/(release) to the Income Statement		34		(1)		4		37

Annual Report 2021	Santander UK plc 100

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than the asset balances due to netting. We show Sovereigns and Supranationals net of short positions and reverse repurchase agreement exposures in Large Corporate net of repurchase agreement liabilities, including OTC derivatives. The derivative and other treasury product exposures (classified as ‘Financial Institutions’) are also typically lower than the asset balances, because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	55,061	1,051	—	—	—	—	—	—	56,112
Structured Products	573	1,064	197	41	—	—	—	—	1,875
Social Housing	—	1,290	1,568	—	—	—	—	—	2,858
Financial Institutions	479	533	345	7	—	—	—	—	1,364
Legacy Portfolios in run-off(2)	—	—	—	6	—	—	—	44	50
Derivatives	—	—	—	—	—	—	—	—	—
	56,113	3,938	2,110	54	—	—	—	44	62,259
Of which:
Stage 1	56,113	3,731	2,066	54	—	—	—	38	62,002
Stage 2	—	207	44	—	—	—	—	4	255
Stage 3	—	—	—	—	—	—	—	2	2

2020
Sovereign and Supranational	48,579	2,383	—	—	—	—	—	—	50,962
Structured Products	1,168	1,044	229	41	—	—	—	—	2,482
Social Housing	2	2,001	1,814	—	—	—	—	—	3,817
Financial Institutions	497	200	9	6	—	—	—	—	712
Legacy Portfolios in run-off(2)	—	—	—	—	—	—	—	156	156
Derivatives	—	—	—	—	—	—	—	—	—
	50,246	5,628	2,052	47	—	—	—	156	58,129
Of which:
Stage 1	50,246	5,583	2,052	47	—	—	—	156	58,084
Stage 2	—	45	—	—	—	—	—	—	45
Stage 3	—	—	—	—	—	—	—	—	—
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
(2)Commercial mortgages and residual structured and asset finance loans (shipping, aviation and structured finance).

2021 compared to 2020
In Corporate Centre, committed exposures decreased by 7% mainly driven by UK Sovereign and Supranational exposures as part of normal liquid asset portfolio management, which increased by 10%. The portfolio profile remained short-term, reflecting the purpose of the holdings. Social Housing exposures reduced by 25% as we refinance lending from the Corporate Centre to the core book and Legacy Portfolios in run-off reduced by 68% driven by deals not refinancing at maturity.

Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2021					2020
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	52,297	950	469	2,396	56,112	44,624	1,516	849	3,973	50,962
Structured Products	1,219	656	—	—	1,875	1,683	799	—	—	2,482
Social Housing	2,858	—	—	—	2,858	3,817	—	—	—	3,817
Financial Institutions	504	565	81	214	1,364	301	365	6	40	712
Legacy Portfolios in run-off	50	—	—	—	50	59	—	—	97	156
Derivatives	—	—	—	—	—	—	—	—	—	—
	56,928	2,171	550	2,610	62,259	50,484	2,680	855	4,110	58,129

Annual Report 2021	Santander UK plc 101

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2021	£m	£m	£m
Legacy Portfolios in run–off	2	—	2
	2	—	2

2020
Legacy Portfolios in run–off
	—	—	—

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2021 and 31 December 2020.

	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total(1)	Loss allowances
2021	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	56,112	—	—	—	56,112	—
Structured Products	1,875	—	—	—	1,875	—
Social Housing	2,858	—	—	—	2,858	1
Financial Institutions	1,364	—	—	—	1,364	—
Legacy Portfolios in run-off	48	—	—	2	50	1
Derivatives	—	—	—	—	—	—
	62,257	—	—	2	62,259	2

2020
Sovereign and Supranational	50,962	—	—	—	50,962	—
Structured Products	2,482	—	—	—	2,482	35
Social Housing	3,748	69	—	—	3,817	—
Financial Institutions	712	—	—	—	712	—
Legacy Portfolios in run-off	156	—	—	—	156	—
Derivatives	—	—	—	—	—	—
	58,060	69	—	—	58,129	35
(1)    Includes committed facilities and derivatives.
2021 compared to 2020
In Corporate Centre, exposures were all fully performing at 31 December 2021. The exposure that was subject to enhanced monitoring in 2020 was upgraded to fully performing following completion of a restructure.
Loan loss allowances decreased by £33m (94%). This reflects the improved economic assumptions and scenario weightings applied within the IFRS 9 model due to the improved economic outlook as well as the release of some Covid-19 related PMAs.

Loan modifications (audited)
There were no loan modifications made in 2021 and 2020.

Annual Report 2021	Santander UK plc 102

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

CORPORATE & INVESTMENT BANKING – 2020 CREDIT RISK REVIEW
This section sets out the credit risk profile for the CIB business at 31 December 2020, as published in the 2020 Annual Report. For the 2021 financial performance and cash flow information relating to CIB prior to its transfer to SLB in 2021, see Note 43.
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 79 also apply to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	12,972	4	397	37	15	9	13,384	50
Transfers from Stage 1 to Stage 2(3)	(43)	—	43	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	—	—	—	—	—	—	—	—
Transfers to Stage 3(3)	—	—	(40)	(13)	40	13	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	(43)	—	3	(13)	40	13	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	8	—	—	—	8
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased (5)	1,119	1	43	—	—	—	1,162	1
Redemptions, repayments and assets sold(7)	(5,005)	(1)	(287)	(1)	(1)	—	(5,293)	(2)
Changes in risk parameters and other movements(6)	2,174	5	273	(7)	(12)	—	2,435	(2)
Assets written off (7)	—	—	—	—	(42)	(22)	(42)	(22)
At 31 December 2020	11,217	9	429	24	—	—	11,646	33
Net movement in the period	(1,755)	5	32	(13)	(15)	(9)	(1,738)	(17)

ECL charge/(release) to the Income Statement		5		(13)		13		5
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		2		2
Total ECL charge/(release) to the Income Statement		5		(13)		15		7

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

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other	Total
2020	£m	£m	£m	£m	£m	£m	£m	£m	£m
Large Corporate	174	1,802	3,267	3,882	1,523	157	81	—	10,886
Financial Institutions	367	443	622	23	6	—	—	—	1,461
	541	2,245	3,889	3,905	1,529	157	81	—	12,347

Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2020
	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m
Large Corporate	9,814	1,052	—	20	10,886
Financial Institutions	642	435	130	254	1,461
	10,456	1,487	130	274	12,347

Annual Report 2021	Santander UK plc 103

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2020	£m	£m	£m
Large Corporate	—	—	—
	—	—	—

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2020.

	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total(1)	Loss allowances
2020	£m	£m	£m	£m	£m	£m
Large Corporate	9,374	252	1,260	—	10,886	33
Financial Institutions	1,461	—	—	—	1,461	—
	10,835	252	1,260	—	12,347	33
(1)    Includes committed facilities and derivatives.

Loan modifications
Forbearance
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

2020
£m
Financial assets modified in the period:
–Amortised cost before modification	23
–Net modification gain/ (loss)	1
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	—
We only make forbearance arrangements for lending to customers. The balances (audited) at 31 December 2020, analysed by their staging at the period–end and the forbearance we applied, were:

2020
£m
Stock(1)
–Term extension	23
–Interest-only	—
–Other payment rescheduling	—
23
Of which:
–Stage 1	—
–Stage 2	23
–Stage 3	—
23
Proportion of portfolio	0.2%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

Annual Report 2021	Santander UK plc 104

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Market risk

Overview
Market risk comprises non-traded market risk and traded market risk.
Non-traded market risk is the risk of loss of income, economic or market value due to changes to interest rates in the non-trading book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through an adjustment to revenues, assets, liabilities and off-balance sheet exposures in the non-trading book.
Traded market risk is the risk of changes in market factors that affect the value of the positions in the trading book.
In this section, we set out which of our assets and liabilities are exposed to non-traded and traded market risk. Then we explain how we manage these risks and discuss our key market risk metrics. We also provide an update on the process of replacing LIBOR and other Interbank Offered Rates.

Key metrics
Net Interest Margin (NIM) sensitivity to +25bps was £89m and to ‑25bps was £(94)m (2020: £116m and £(23)m)
Economic Value of Equity (EVE) sensitivity to +25bps was £89m and to ‑25bps was £(125)m (2020: £190m and £(369)m)

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION (AUDITED)
We manage our assets and liabilities exposed to market risk as either non-traded or traded market risk. We classify all our assets and liabilities exposed to market risk as non-traded market risk, except for certain derivatives that we manage on a trading intent basis. For accounting purposes, we classify all derivatives as held for trading unless they are designated as being in a hedging relationship. The derivatives that we manage on a trading intent basis are a small proportion of the derivatives that we classify as held for trading for accounting purposes. For more, see Note 11 to the Consolidated Financial Statements.
NON-TRADED MARKET RISK
OUR KEY NON-TRADED MARKET RISKS (AUDITED)
Non-traded market risk mainly comes from providing banking products and services to our customers, as well as our structural balance sheet exposures. It arises in all our business segments.
In Retail Banking, Consumer Finance and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre to manage. The only types of non-traded market risk that we keep in Retail Banking, Consumer Finance and Corporate & Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk. This is where customers repay their loans earlier than their expected maturity date or do not take the expected volume of new products.
Before the transfer in Q4 2021, in Corporate & Investment Banking, it arose from lending to corporates, which we also transferred to Corporate Centre to manage. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and Income Statement volatility risk.
Our key non-traded market risks are:

Key risks	Description
Interest rate risk
Yield curve risk: comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments. It also comes from investing non-rate sensitive liabilities in interest-earning assets. We mainly measure yield curve risk with NIM and EVE sensitivities, which are measures commonly used in the financial services industry. We also use other risk measures, such as Value at Risk (VaR) which is a statistical measure based on a historical simulation of events, and stress testing. Our NIM and EVE sensitivities cover all the material yield curve risk in our banking book balance sheet.
Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Bank of England bank rate, reserve rate linked assets we deposit with central banks, the Sterling Overnight Index Average (SONIA) rate, and LIBOR rates of different terms. LIBOR for Sterling, Swiss Francs and Japanese Yen were replaced with Risk Free Rates at the end of 2021. We will have some legacy positions using synthetic LIBOR in 2022, but there should be no basis risk incurred on re-hedging these positions. We are also very advanced with the transition of our loan and derivative portfolios. As the transition progresses, we continue to monitor our basis risk positions.

Spread risk	Spread risk arises when the value of assets or liabilities which are accounted for at fair value (either through Other Comprehensive Income or through Profit and Loss) are affected by changes in the spread. We measure these spreads as the difference between the discount rate we use to value the asset or liability, and an underlying interest rate curve.
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

Annual Report 2021	Santander UK plc 105

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

NON-TRADED MARKET RISK MANAGEMENT
Risk appetite
Our framework for dealing with market risk is part of our overall Risk Framework. Our Structural and Market Risk framework sets out our high-level arrangements and standards to manage, control and oversee non-traded market risk. Our Risk Appetite sets the controls, risk limits and key risk metrics for non-traded market risk. We articulate risk appetite by the income and value sensitivity limits we set in our Risk Appetite, at both Santander UK and Banco Santander group levels.
Risk measurement
For non-traded market risk, we mainly measure our exposures with NIM and EVE sensitivity analysis. We support this with VaR risk measures and stress testing. We also monitor our interest rate repricing gap.
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
–Our main model assumptions are that:
–The balance sheet is dynamic. This means that it includes the run-off of current assets and liabilities as well as retained and new business
–We use a behavioural balance sheet rather than a contractual one. This means that we adjust balances for their behavioural or assumed profile. We do this with most retail products whose behavioural maturity is different to the contractual maturity. This is usually because customers are exercising the option to withdraw or prepay early, or there is no contractual maturity.

EVE sensitivity
–We calculate EVE sensitivity as the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel and non-parallel shifts in the yield curve.

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
We also run non-parallel stress tests, to calculate the impact of some plausible non-parallel scenarios, and over various time periods for income stresses, usually one or three years.
VaR (audited)

VaR
–VaR indicates the losses that we might suffer because of unfavourable changes in the markets under normal (non-stressed) market conditions.
–We run a historical simulation using historical daily price moves, at a 99% confidence level for example, to find how much we might lose – the VaR.
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

Annual Report 2021	Santander UK plc 106

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other ways of measuring risk
As well as using sensitivities and stress tests, we can measure non-traded market risk using net notional positions. This can give us a simple view of our exposure, although we generally need to combine it with other risk measures to cover all aspects of a risk profile, such as projected changes over time.
Other metrics we can use include Earnings at Risk (EaR). Although VaR can be useful as it captures changes in economic values, as we describe above, VaR will not reflect the actual Income Statement impact of most of our banking book positions. This is because we account for them at amortised cost rather than fair value. EaR is like VaR but captures changes in income rather than value. We use this approach for example to generate a one-year EaR measure to assess Basis risk.
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
We can adapt our stress tests to reflect current concerns such as climate change risk, the Covid-19 pandemic and other macroeconomic events or changing market conditions quicker than we can with other risk measures, like VaR. We can include both individual business area stresses and Santander UK-wide scenarios. We can produce stress tests using either income or value measures. They cover one or more categories of exposures on an accruals basis or at fair value. We use expert judgement to define appropriate hypothetical stress tests and any adjusting assumptions based on the balance sheet, management actions and customer behaviour.
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
Risk monitoring and reporting (audited)
We monitor the non-traded market risks of the securities we hold for liquidity and investment purposes using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and ERCC each month. The VaR we report captures all key sources of volatility (including interest rate and spread risks) to fully reflect the potential volatility.

Annual Report 2021	Santander UK plc 107

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our base case income and valuation would be affected by a 25 basis points (bps) and a 50 bps parallel shift (both up and down) applied instantaneously to the yield curve at 31 December 2021 and 31 December 2020. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. From 2021, we have typically focused on a 25bps stress for non-traded market risk controls that reflects a more plausible yield curve stress in the current low rate environment. We continue to monitor sensitivities to other parallel and non-parallel shifts as well as scenarios. Sensitivities to a 50bps shift are also provided this year as a bridge to previous year's disclosures.

	2021				2020
	+25bps	-25bps	+50bps	-50bps	+25bps	-25bps	+50bps	-50bps
	£m	£m	£m	£m	£m	£m	£m	£m
NIM sensitivity (audited)	89	(94)	167	(205)	116	(23)	225	(15)
EVE sensitivity	89	(125)	148	(301)	190	(369)	367	(585)

Basis risk
We report basis risk using the EaR approach.

	2021	2020
	£m	£m
Basis risk EaR	2	8

Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2021	£m	£m	£m	£m	£m	£m	£m
Assets	111,211	45,979	77,726	44,418	7,191	16,930	303,455
Liabilities	190,649	17,328	25,735	16,108	28,733	25,551	304,104
Off-balance sheet	27,369	(18,508)	(19,842)	3,447	8,183	—	649
Net gap	(52,069)	10,143	32,149	31,757	(13,359)	(8,621)	—

2020
Assets	121,812	47,975	71,729	37,114	7,944	16,513	303,087
Liabilities	191,178	22,836	21,013	16,322	27,385	25,551	304,285
Off-balance sheet	25,788	(11,081)	(17,322)	(1,794)	5,607	—	1,198
Net gap	(43,578)	14,058	33,394	18,998	(13,834)	(9,038)	—

Spread risk
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2021	2020
	£m	£m
VaR	4	7
Worst three month stressed loss	56	93

2021 compared to 2020
We regularly review our risk models and metrics including underlying modelling assumptions to ensure they continue to reflect the risks inherent in the prevailing rate environment and incorporate regulatory expectations. The adverse movement in NIM sensitivities in 2021 was largely driven by changes in modelling assumptions used for risk measurement purposes. These were partially offset by less margin compression risk following a steepening in the yield curve. These assumption changes also contributed to the movement in sensitivities in 2021 and this was offset to a larger extent by the higher curve and lower margin compression risk over the longer time horizon considered under the EVE metric.
The basis risk EaR decreased in 2021 due to reduced underlying net basis position, following the move to risk-free rates as part of our IBOR transition programme.

Annual Report 2021	Santander UK plc 108

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

TRADED MARKET RISK
OUR KEY TRADED MARKET RISKS (AUDITED)
Our traded market risks come from providing financial services to our customers. Our exposures are affected by market movements in interest rates, credit spreads, and foreign exchange rates. Traded market risk can reduce our net income.
We only have a very small amount of traded market risk. This is from permitted products sold to permitted customers. We hedge risks from client trades. Our books are as close to back-to-back as possible. Market risk is hedged with Banco Santander SA or CCPs. This is required by Banking Reform legislation.
We have two trading desks. The Link Desk transacts derivatives with our corporate clients that are permitted under the ring-fencing regime. The Retail Structured Products desk (RSP) sells investments to retail investors, through our UK branches and other channels. The Link Desk is exposed to the credit quality of our clients. We adjust valuations for this with the Credit Valuation Adjustment (CVA), which feeds our valuations and hence income and expenses. The low market risk in our trading business means that CVA is the main driver of income movements, along with similar factors – Debt Valuation Adjustment (DVA) driven by our own credit, and Liquidity Valuation Adjustment (LVA) driven by the market price of liquidity. These valuation adjustments are collectively referred to as XVAs.
We calculate market risk capital using standard rules.
TRADED MARKET RISK MANAGEMENT
Risk appetite
Market risk is managed within our overall Risk Framework. Our market risk framework sets our high level arrangements and standards for managing and controlling traded market risk. Our Risk Appetite for traded market risk is low. We only need to report a qualitative measure to the Board.
Risk measurement
We have a range of ways of measuring traded market risk, including stress testing (explained in the Non-traded market risk management section above) and detailed sensitivity measures.
Stress testing
This is an essential part of our risk management. It helps us measure and evaluate the possible results of extreme, although plausible, events and market moves. We set limits on what we could lose in a stress event. This restricts how much risk we take.
Stress testing scenarios
We calculate the impact of 100 scenarios on our trading books every month. The scenarios we create may be inspired by past events, like the global financial crisis and the Covid-19 pandemic. They may include ways that unusual market conditions could happen. They include interest rates, equity prices and exchange rates. Most are reported against limits, and so could lead to our front office being asked to reduce risk. Our scenarios are not all calibrated to the same severity; some may be for a much longer holding period or a completely artificial and unrealistic scenario. We therefore do not limit all of them in the same way.
How we use stress testing
We use limits to manage how much we can lose in a crisis. This limits the risk we take. We make sure that plausible losses are below the Risk Appetite set by the Board. We report to senior management regularly at the Market & Structural Risk Control Forum.
Risk mitigation (audited)
We manage and control traded market risk within clear limits. There are specific levels that need escalation or action. This means we limit the impact of negative market movements. We keep the areas that create traded market risk separate from areas which control and oversee risk.
Risk monitoring and reporting (audited)
We maintain a complete set of written policies, procedures, and processes. These make sure we identify, assess, manage, and report traded market risk.
TRADED MARKET RISK REVIEW
2021 compared to 2020
In 2021, there were no significant changes to our traded market risk exposures. Our exposure to traded market risk is small, and arises from permitted transactions under the ring-fencing regime, offset by permitted market risk hedges.
The Internal VaR for exposure to traded market risk in 2021 was less than £1m (2020: less than £1m).

Annual Report 2021	Santander UK plc 109

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Liquidity risk

Overview
Liquidity risk is the risk that we do not have sufficient liquid financial resources available to meet our obligations when they fall due, or we can only secure such resources at excessive cost.
In this section, we describe our sources and uses of liquidity and how we manage liquidity risk. We also analyse our key liquidity metrics, including our LCRs and our eligible liquidity pools.
We then explain our funding strategy and structure and we analyse our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.

Key metrics RFB DoLSub LCR of 166% (2020: 150%) Wholesale funding with maturity <1 year £10.2bn (2020: £21.1bn) RFB DoLSub LCR eligible liquidity pool of £51.4bn (2020: £51.5bn)

OUR KEY LIQUIDITY RISKS (AUDITED)
Through our LRA framework, we manage our funding or structural contingent and market liquidity risks wherever they arise. This can be in retail and corporate deposit outflows, wholesale secured and unsecured liquidity outflows and off-balance sheet activities. Other risks our framework covers include funding concentrations, intra-day cash flows, intra-group commitments and support, franchise retention and cross currency risk.
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
Our main uses of liquidity
Our main uses of liquidity are to fund our lending in Retail Banking, Consumer Finance and Corporate & Commercial Banking, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance. We also use liquidity to pay for business combinations.
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

Annual Report 2021	Santander UK plc 110

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk measurement
We use a number of metrics to manage liquidity risk. These include metrics that show the difference between cash and collateral inflows and outflows in different periods. They also include structural metrics, such as our level of encumbered assets.
Ongoing business management
Within our framework of prudent funding and liquidity management, we manage our activities to our liquidity risk appetite. We have clear responsibilities for short-term funding, medium-term funding, encumbrance, collateral and liquid asset management. This ensures we manage liquidity risks as part of our daily operations, strategy and planning.
Our liquidity management framework is split between short-term and strategic activities. Our short-term activities focus on intra-day collateral; management and maintaining liquid assets to cover unexpected demands on cash in a stress scenario, such as large and unexpected deposit withdrawals by customers and loss of wholesale funding. Our strategic activities focus on ensuring we are not over reliant on any one source for funding and that we avoid excessive concentrations in the maturity of our funding.
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
Stress testing
We have a liquidity stress testing framework in place which is central to our LRA measurement and monitoring. It includes three severe but plausible stress test scenarios. To fit with our risk appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and management actions sanctioned at the right level of governance. A funding plan disruption stress scenario also forms part of our LRA monitoring.
Our Risk division runs a range of stress tests. Our LRA stress test is a combination of three tests that cover idiosyncratic, market-wide and combined scenarios.
Our other tests consider scenarios such as a global economic slowdown that results in reduced confidence in the banking industry, a slowdown in one of the major economies or a deterioration in the availability of liquidity. These are considered on both an acute and protracted basis. We also run severe combined stress tests which look at both a deep and prolonged UK recession that results in a reduction in wholesale funding availability and a simultaneous idiosyncratic shock that would lead to retail and commercial outflows. We run a Covid-19 pandemic stress, in which no UK government support is assumed and like the combined stress includes a reduction in wholesale funding and retail and corporate outflows.
We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.
We monitor our LCR to ensure we continue to meet the requirements. We also monitor the Net Stable Funding Ratio (NSFR), which was implemented on 1 January 2022. We exceed the requirements for both LCR and NSFR.
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
Recovery & Resolution framework
The CFO is the accountable SMF for recovery and resolution and the related work is managed by the CFO division. They are overseen by the Board Audit Committee and the Board.
We review and refresh our recovery plan each year. It sets out the risks, the indicators we use to monitor these risks, and the actions that are available to mitigate a capital, liquidity or combined stress event. We are confident that we have sufficient credible and executable options to respond to a wide variety of stresses, be they market-wide or idiosyncratic, in a timely and effective manner. Recovery indicators are both qualitative and quantitative and are embedded into risk frameworks. We monitor recovery capacity, headroom to recovery triggers and recovery indicators regularly. If necessary, we would invoke recovery early to mitigate the effects of a stress and restore our financial position and balance sheet strength.
Santander UK’s first self-assessment of its resolvability was submitted to the PRA in October 2021. More details will be set out in the public disclosure due in June 2022.
Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the Board Risk Committee.

Annual Report 2021	Santander UK plc 111

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR and LRA at 31 December 2021 and 31 December 2020. The LRA data reflect the stress testing methodology in place at that time.

	RFB DoLSub LCR(1)		RFB LRA(2)
	2021	2020	2021	2020
	£bn	£bn	£bn	£bn
Eligible liquidity pool (liquidity value)(3)	51.3	51.2	52.5	47.2
Net stress outflows	(30.9)	(34.1)	(30.4)	(34.4)
Surplus	20.4	17.1	22.1	12.8
Eligible liquidity pool as a percentage of anticipated net cash flows	166%	150%	173%	137%
(1)The RFB LCR was 168% (2020:152%).
(2)The LRA is calculated for the Santander UK plc group (the RFB Group) and is a three-month Santander UK specific requirement.
(3)The liquidity value is calculated as applying an applicable haircut to the carrying value.

LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2021 and 31 December 2020. It also shows the weighted average carrying value in the year.

								RFB DoLSub
	Carrying value						Weighted average carrying value in the year
	2021			2020			2021	2020
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	45.9	—	45.9	39.4	—	39.4	40.6	26.8
Government bonds	4.2	—	4.2	8.9	0.1	9.0	7.0	15.5
Supranational bonds and multilateral development banks	0.2	—	0.2	1.5	—	1.5	0.3	2.9
Covered bonds	0.8	—	0.8	1.0	—	1.0	1.1	1.2
Asset-backed securities	—	0.3	0.3	—	0.6	0.6	0.4	0.6
Equities	—	—	—	—	—	—	—	—
	51.1	0.3	51.4	50.8	0.7	51.5	49.4	47.0

Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2021 and 31 December 2020. The composition of the pool is consistent with the currency profile of our net liquidity outflows.

					RFB DoLSub
	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2021	0.8	0.4	50.2	—	51.4
2020	2.0	1.2	48.1	0.2	51.5

2021 compared to 2020
The RFB DoLSub LCR of 166% increased from 150% and remains significantly above regulatory requirements. We also monitor the Net Stable Funding Ratio (NSFR), which has been implemented on 1 January 2022 and we exceed the requirements. At 31 December 2021, the RFB DolSub NSFR was 136%.
We remain in a strong liquidity position and the impacts of the Covid-19 pandemic did not trigger a liquidity stress.
We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from its business and strategy.

Annual Report 2021	Santander UK plc 112

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK MANAGEMENT
Funding strategy
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.
Most of our funding comes from customer deposits. We source the rest from a mix of secured and unsecured funding in the wholesale markets. Overall, this means that we do not rely too heavily on wholesale funds. We manage funding requirements by targeting a specific Liquidity Coverage Ratio, we ensure maturities are prefunded and capital/Minimum Requirements for Eligible Liabilities (MREl) requirements are prioritised. We also have checks and controls to limit our asset encumbrance from our secured funding operations.
As part of maintaining a diverse funding base, we raise funding in a number of currencies, including EUR and USD, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.
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
Deposit funding
We mainly fund our Retail Banking, Consumer Finance and Corporate & Commercial Banking activities by customer deposits. We fund the rest through wholesale markets.
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
Our immediate parent Santander UK Group Holdings plc is the issuer of capital and MREL/Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt. Under CRR II, G-SIBs have been subject to the MREL standard. As part of this, UK resolution entities that are G-SIBs or are part of a G-SIB, including our immediate parent Santander UK Group Holdings plc, are required to meet the MREL minimum requirements, implemented through the Bank of England Statement of Policy on MREL in the UK. From 1 January 2020, the MREL requirement is the higher of (i) two times the Pillar 1 capital requirements and one times their Pillar 2A add-ons; (ii) 6% of CRR leverage exposures or (iii) two times the minimum leverage ratio requirement. The MREL requirements has been fully implemented from 1 January 2022 and G-SIBs is required to meet the higher of (i) two times the sum of Pillar 1 capital requirements and their Pillar 2A add-ons; (ii) 6.75% of CRR leverage exposures or (iii) two times the minimum leverage ratio requirement.

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

Issuance model and resolution
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

Annual Report 2021	Santander UK plc 113

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.

2021 compared to 2020
–Together with our immediate parent, Santander UK Group Holdings plc, our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings.
–In 2021, we utilised central bank liquidity schemes to provide core funding to Santander UK plc. Wholesale markets were open and utilised by our peers but our large capacity and relative cost of the TFSME meant this was the cornerstone of 2021 funding for Santander. We have spoken to over 220 investors across all asset classes since the start of the Covid-19 pandemic, ensuring we retain relationships and can easily resume wholesale funding as required going forward.
–Maturities in 2021 were £19.2bn (2020: £16.5bn). At 31 December 2021, 85% (2020: 68%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 47 months (2020: 38 months).
–Our level of encumbrance from external and internal issuance of securitisations and covered bonds fell in 2021.

Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2021 and 31 December 2020..

		Balance sheet line item
	Funding analysis	Deposits by banks(3)	Deposits by customers(1)	Repurchase agreements - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments(2)
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	0.2	0.2	—	—	—	—	—	—
Certificates of deposit and commercial paper	5.1	—	—	—	—	5.1	—	—
Senior unsecured – public benchmark	12.3	—	5.8	—	—	6.5	—	—
–privately placed	0.6	—	0.1	—	0.5	—	—	—
Covered bonds	12.5	—	—	—	—	12.5	—	—
Securitisation and structured issuance	0.7	—	—	—	—	0.7	—	—
Term Funding Scheme	—	—	—	—	—	—	—	—
TFSME	31.9	31.9	—	—	—	—	—	—
Subordinated liabilities and equity	4.1	—	—	—	—	—	1.9	2.2
Total wholesale funding	67.4	32.1	5.9	—	0.5	24.8	1.9	2.2
Repos	11.7	—	—	11.7	—	—	—	—
Foreign exchange and hedge accounting	1.1	—	0.1	—	—	0.7	0.3	—
Other	2.1	1.8	—	—	0.3	—	—	—
Balance sheet total	82.3	33.9	6.0	11.7	0.8	25.5	2.2	2.2

2020
Deposits by banks	—	—	—	—	—	—	—	—
Certificates of deposit and commercial paper	5.7	—	—	—	—	5.7	—	—
Senior unsecured – public benchmark	15.4	—	7.8	—	—	7.6		—
–privately placed	1.1	—	0.1	—	0.9	0.1	—	—
Covered bonds	17.9	—	—	—	—	17.9	—	—
Securitisation and structured issuance	2.8	—	—	—	0.5	2.3	—	—
Term Funding Scheme	6.3	6.3	—	—	—	—	—	—
TFSME	11.7	11.7	—	—	—	—	—	—
Subordinated liabilities and equity	4.4	—	—	—	—	—	2.2	2.2
Total wholesale funding	65.3	18.0	7.9	—	1.4	33.6	2.2	2.2
Repos	15.8	—	—	15.8	—	—	—	—
Foreign exchange and hedge accounting	2.5	—	0.2	—	—	2.0	0.3	—
Other	3.0	3.0	—	—	—	—	—	—
Balance sheet total	86.6	21.0	8.1	15.8	1.4	35.6	2.5	2.2
(1)This is included in our balance sheet total of £192,926m (2020: £195,135m).
(2)Consists of £nil (2020: £nil ) fixed/floating rate non-cumulative callable preference shares, £235m (2020: £235m) Step-up Callable Perpetual Reserve Capital Instruments and £1,956m (2020: £1,956m) Perpetual Capital Securities. See Notes 33 and 34 to the Consolidated Financial Statements.
(3)Other consists of items in the course of transmission and other deposits, excluding the TFS. See Note 24 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 114

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc(1)
Senior unsecured – public benchmark	0.8	—	0.4	—	—	1.2	3.0	4.0	1.8	10.0
–privately placed	—	—	—	—	—	—	—	—	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	0.8	—	—	0.8	—	1.6	0.3	2.7
	0.8	—	1.2	—	—	2.0	3.0	5.6	2.2	12.8
Other Santander UK plc
Deposits by banks	0.2	—	—	—	—	0.2	—	—	—	0.2
Certificates of deposit and commercial paper	1.3	3.0	0.7	0.1	—	5.1	—	—	—	5.1
Senior unsecured – public benchmark	0.6	—	—	—	—	0.6	0.3	1.1	0.3	2.3
–privately placed	—	—	—	—	—	—	—	0.3	0.2	0.5
Covered bonds	—	—	0.8	—	0.9	1.7	1.9	5.6	3.3	12.5
Securitisation & structured issuance(2)	0.2	—	0.1	0.1	—	0.4	0.2	0.1	—	0.7
Term Funding Scheme (TFS)	—	—	—	—	—	—	—	—	—	—
TFSME	—	—	—	—	—	—	—	28.0	3.9	31.9
Subordinated liabilities	—	0.2	—	—	—	0.2	0.5	—	0.7	1.4
	2.3	3.2	1.6	0.2	0.9	8.2	2.9	35.1	8.4	54.6
Other group entities
Securitisation & structured issuance(3)	—	—	—	—	—	—	—	—	—	—

Total at 31 December 2021	3.1	3.2	2.8	0.2	0.9	10.2	5.9	40.7	10.6	67.4
Of which:
–Secured	0.2	—	0.9	0.1	0.9	2.1	2.1	33.7	7.2	45.1
–Unsecured	2.9	3.2	1.9	0.1	—	8.1	3.8	7.0	3.4	22.3
	3.1	3.2	2.8	0.2	0.9	10.2	5.9	40.7	10.6	67.4

2020
Total at 31 December 2020	2.2	5.6	8.0	4.1	1.2	21.1	7.9	28.2	8.1	65.3
Of which:
–Secured	0.4	1.6	5.2	3.0	0.2	10.4	5.3	18.6	4.4	38.7
–Unsecured	1.8	4.0	2.8	1.1	1.0	10.7	2.6	9.6	3.7	26.6
(1)95% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Annual Report 2021	Santander UK plc 115

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2021 and 31 December 2020.

	2021				2020
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured – public benchmark	9	59	32	—	10	62	28	—
–privately placed	—	—	—	100	—	—	—	100
Subordinated liabilities and equity (incl. AT1)	73	27	—	—	73	27	—	—
	22	52	25	1	24	53	22	1
Other Santander UK plc
Deposits by banks	32	68	—	—	—	—	—	—
Certificates of deposit and commercial paper	45	53	2	—	51	44	4	1
Senior unsecured – public benchmark	14	46	40	—	10	73	17	—
–privately placed	92	—	6	2	41	37	10	12
Covered bonds	44	8	48	—	48	5	46	1
Securitisation & structured issuance	74	26	—	—	77	23	—	—
Term Funding Scheme	—	—	—	—	100	—	—	—
TFSME	100	—	—	—	100	—	—	—
Subordinated liabilities	57	43	—	—	63	37	—	—
	77	10	13	—	63	18	19	—
Other group entities
Securitisation & structured issuance	—	—	—	—	100	—	—	—

Total	66	18	15	1	57	24	19	—

Term issuance (audited)
In 2021, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total 2021	Total 2020
	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured – public benchmark	—	2.2	0.6	—	2.8	1.4
Subordinated debt and equity (inc. AT1)	0.2	—	—	—	0.2	—
	0.2	2.2	0.6	—	3.0	1.4
Other Santander UK plc
Securitisations and other secured funding	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	3.0
Senior unsecured – public benchmark	—	—	—	—	—	1.0
–privately placed	0.1	—	—	—	0.1	—
TFSME	20.2	—	—	—	20.2	11.7
	20.3	—	—	—	20.3	15.7
Other group entities
Securitisations	—	—	—	—	—	—
Total gross issuances	20.5	2.2	0.6	—	23.3	17.1

Annual Report 2021	Santander UK plc 116

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Encumbrance
We have encumbered an asset if we have pledged or transferred it as collateral against an existing liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce future funding needs. Being able to pledge or transfer assets as collateral is an integral part of a financial institution’s operations. The main ways we encumber assets are that we:
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
Our biggest source of encumbrance is where we use our mortgage portfolio to raise funds through Bank of England facilities, securitisation, covered bonds or other structured borrowing. We control our levels of encumbrance from these by setting a minimum level of unencumbered assets that must be available after we factor in our future funding plans, whether we can use our assets for our future collateral needs, the impact of a possible stress and our current level of encumbrance.
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
All other loans and advances are classified as not readily available for encumbrance, however, they may still be suitable for use in secured funding structures.

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
For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 14 and 26 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 117

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

On-balance sheet encumbered and unencumbered assets (audited)

	Encumbered with counterparties other than central banks						Unencumbered assets not pre-positioned with central banks
	Covered bonds	Securitis- ations	Other	Total	Assets positioned at central banks(3)	Readily available	Other available assets	Cannot be encumbered	Total	Total assets
2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	—	—	1,580	1,580	918	45,641	—	—	46,559	48,139
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—	—	—	1,681	1,681	1,681
–Other financial assets at FVTPL	—	—	—	—	—	—	—	185	185	185
Financial assets at amortised cost:
–Loans and advances to customers	15,713	3,720	100	19,533	80,624	74,890	18,893	16,154	190,561	210,094
–Loans and advances to banks	—	—	478	478	—	—	—	691	691	1,169
–Repurchase agreements – non trading	—	—	—	—	—	—	—	12,683	12,683	12,683
–Other financial assets at amortised cost	—	—	—	—	—	506	—	—	506	506
Financial assets at FVOCI	—	—	4,363	4,363	—	1,488	—	—	1,488	5,851
Interests in other entities	—	—	—	—	—	—	—	201	201	201
Intangible assets	—	—	—	—	—	—	—	1,545	1,545	1,545
Property, plant and equipment	—	—	—	—	—	—	1,548	—	1,548	1,548
Current tax assets	—	—	—	—	—	—	—	347	347	347
Retirement benefit assets	—	—	—	—	—	—	—	1,572	1,572	1,572
Other assets	—	—	—	—	—	—	—	1,577	1,577	1,577
Total assets	15,713	3,720	6,521	25,954	81,542	122,525	20,441	36,636	261,144	287,098

2020
Cash and balances at central banks(1)(2)	—	—	985	985	854	39,411	—	—	40,265	41,250
Financial assets at FVTPL:				—
–Derivative financial instruments	—	—	—	—	—	—	—	3,406	3,406	3,406
–Other financial assets at FVTPL	—	—	—	—	—	—	—	208	208	208
Financial assets at amortised cost:				—
–Loans and advances to customers	23,669	7,469	184	31,322	61,292	74,758	19,801	21,577	177,428	208,750
–Loans and advances to banks	—	—	804	804	—	—	—	878	878	1,682
–Repurchase agreements – non trading	—	—	—	—	—	—	—	19,599	19,599	19,599
–Other financial assets at amortised cost	—	—	648	648	—	515	—	—	515	1,163
Financial assets at FVOCI	—	—	5,581	5,581	—	3,369	—	—	3,369	8,950
Interests in other entities	—	—	—	—	—	—	—	172	172	172
Intangible assets	—	—	—	—	—	—	—	1,646	1,646	1,646
Property, plant and equipment	—	—	—	—	—	—	1,734	—	1,734	1,734
Current tax assets	—	—	—	—	—	—	—	264	264	264
Retirement benefit assets	—	—	—	—	—	—	—	495	495	495
Other assets	—	—	—	—	—	—	—	3,013	3,013	3,013
Total assets	23,669	7,469	8,202	39,340	62,146	118,053	21,535	51,258	252,992	292,332
(1)Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)Comprises pre-positioned assets and encumbered assets.

Annual Report 2021	Santander UK plc 118

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Key metrics CET1 capital ratio of 16.1% (2020: 15.4%) Total qualifying regulatory capital of £14.8bn (2020: £15.2bn)
THE SCOPE OF OUR CAPITAL ADEQUACY
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
Risk measurement
We apply Banco Santander’s approach to capital measurement and risk management for CRD IV. Santander UK plc is classified as a significant subsidiary of Banco Santander SA. For more on the CRD IV risk measurement of our exposures, see Banco Santander’s Pillar 3 report.
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

Annual Report 2021	Santander UK plc 119

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
At 31 December 2021, Santander UK plc (RFB), Cater Allen Limited and certain other non-regulated subsidiaries within the RFB were party to the RFB Sub-Group Capital Support Deed dated 13 November 2018. These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook. Exposures of each of the regulated entities to other members of the core UK group were exempt from large exposure limits that would otherwise apply and intra-group exposures risk-weighted at 0% on a solo as well as consolidated basis. The purpose of the 2018 Deed was to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the RFB Sub-Group in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements.
A new RFB Sub-Group Capital Support Deed was entered into on 17 December 2021 and effective from 1 January 2022. This reflected the latest version of associated regulation and addition of two RFB subsidiaries including Santander ISA Managers Limited, an entity regulated by the FCA. The parties to the 2021 Deed were granted a new permission by the PRA to operate the RFB core UK group from 1 January 2022 to 31 December 2024, following expiry of the previous permission on 31 December 2021. Where applicable this also provides for intra-group exposures to be excluded from leverage exposure on a solo as well as consolidated basis.
Risk monitoring and reporting
We monitor and report regularly against our capital plan. We do this to identify any change in our business performance that might affect our capital. Each month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.
CAPITAL RISK REVIEW

Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical Capital Buffer (CCyB), and the Other Systemically Important Institutions Buffer (O-SII).

Impact of IFRS 9 on regulatory capital
Our ECL methodology takes account of forward-looking data and covers a range of possible economic outcomes, and consequently provision movements may result in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of IRB model regulatory expected losses over provisions for exposures using the IRB approach. For such exposures (which include residential mortgages) the adverse impact on CET1 capital of provision increases from reserve movements is offset by the related reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Furthermore, the UK CRR transitional rules for the capital impact of IFRS 9 mean that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 are partly reduced until the end of 2024.
We reflect projections of ECL provisions in our capital position forecasting under base case and stress scenarios for ICAAP and capital management purposes. We also consider the dynamics of ECL in how we assess, monitor and manage capital risk. A period of economic instability, such as that seen in early 2020 due to the impacts of the Covid-19 pandemic, could significantly impact our results and our financial assets. It could also impact the amount of capital we have to hold. We take into account the volatility of ECL in our capital planning strategy.

MREL recapitalisation
To date, we have down streamed £9.7bn of senior unsecured bonds from Santander UK Group Holdings plc as Internal MREL compliant, secondary non-preferential debt to Santander UK plc as the ring-fenced bank.

Annual Report 2021	Santander UK plc 120

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Key capital ratios

	2021	2020
	%	%
CET1 capital ratio	16.1	15.4
AT1	2.9	2.7
Grandfathered Tier 1	0.2	0.4
Tier 2	2.7	2.7
Total capital ratio	21.9	21.2
The total subordination available to Santander UK plc bondholders was 21.9% (2020: 21.2%) of RWAs.
Return on assets - profit after tax divided by average total assets was 0.48% (2020: 0.16%).

2021 compared to 2020
CET1 capital ratio increased 70bps to 16.1%, largely due to lower RWAs and retained profit.
CET1 capital ratio includes a benefit of circa 20bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statement PS17/21 on the implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.
Total capital ratio increased by 70bps to 21.9%, with lower RWA and retained profits offsetting the reduction in capital securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.

Regulatory capital resources (audited)
This table shows our qualifying regulatory capital:

	2021	2020
	£m	£m
CET1 capital	10,820	11,057
AT1 capital	2,119	2,281
Tier 1 capital	12,939	13,338
Tier 2 capital	1,816	1,909
Total regulatory capital(1)	14,755	15,247
(1)    Capital resources include a transitional IFRS 9 benefit at 31 December 2021 of £21m(2020: £73m).

AT1 capital
These are preference shares and innovative/hybrid Tier 1 securities. None of the instruments we issued before 1 January 2014 fully meet the CRD IV AT1 capital rules, which apply from that date. The instruments contribution to Tier 1 capital has been phased out by CRD IV rules as at the end of 2021. The £750m Fixed Rate Reset Perpetual AT1 Capital Securities (net of issuance costs), the £800m Perpetual Capital Securities and the £500m Perpetual Capital Securities we issued since then fully meet the CRD IV AT1 capital rules.
Tier 2 capital
These are fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital has been phased out under CRD IV as at the end of 2021.

Risk-weighted assets
The tables below are consistent with our regulatory filings for 31 December 2021 and 31 December 2020.

	2021	2020
	£bn	£bn
Total RWAs	67.1	71.9

Annual Report 2021	Santander UK plc 121

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Key metrics Funding Deficit at Risk was £1,190m (2020: £1,280m) Funded defined benefit pension scheme accounting surplus was £1,572m (2020: £134m)
OUR KEY PENSION RISKS
Sources of risk
Pension risk is one of our key financial risks. Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Our risk is that over the long-term the Scheme’s assets are not enough to meet its liabilities as they fall due. If this happens, we could have to (or choose to) make extra contributions. We might also need to hold more capital to reflect this risk.
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

The risk metrics and regulatory capital can be sensitive to changes in the assumptions of these key risk factors.
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
The impact of our defined benefit schemes on capital
We take account of the impact of pension risk on our capital as part of our planning and stress testing process, considering measures such as the impact on CET1 and Pillar 2A, and also where relevant the impact on the related measures such as the leverage ratio. This includes our ICAAPs, PRA stress tests and our quarterly assessment of capital requirements. We also consider the impact of any changes proposed to the Scheme or its investment strategy.
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

Annual Report 2021	Santander UK plc 122

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

The Scheme invests in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. See Note 30 to the Consolidated Financial Statements for more details. The risks of these assets are included in the metrics described above. The absence of readily observable market data can make the calibration of models to reflect the risks of these assets more challenging. As a result, data from a range of sources is sought to inform their risk profile, and the resulting assumptions used in the risk models are reviewed in detail by subject matter experts.
We perform stress tests for regulators, including for ICAAPs and PRA stress tests. The stress testing framework allows us to also consider how macroeconomic events could impact the Scheme’s assets and liabilities. For more on our stress testing, see the 'Risk governance' section.
Climate change scenario analysis testing was developed in 2021, creating the capacity to simulate risk exposures in a climate stress over an extended time horizon. This capacity will be built upon in 2022, where monitoring of exposures to climate risk will be embedded into periodic reporting.

Annual Report 2021	Santander UK plc 123

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk mitigation
The key tools we use to maintain the above key risk metrics within appetite are:

Key tools	Description
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
The CF Trustee also hedges some of the Scheme's equity and currency risk. This is achieved by using equity put options, equity collars and other derivatives that provide downside protection. Currency hedging is used to reduce risks from investing in assets denominated in currencies other than sterling. The hedging of interest rate and inflation risk in particular reduce the Funding Deficit at Risk.
As the Scheme matures, the Trustee also actively manages longevity risk through transactions such as buy-ins and longevity swaps. See 'Pension risk review' section below for more detail.

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
In addition, we monitor the performance of third parties who support the valuation of the Scheme’s assets and liabilities. The models they use are reviewed and validated by our internal model validation team and approved by the model risk committee. Every year, we carry out a full analysis of the assumptions we use which is considered by the Board Audit Committee and Pensions Committee. We ensure that we carry out consistency checks for all liability calculations supplied by third parties. We obtain audited asset values from the appointed investment manager. Independent audits are then carried out on behalf of the custodian. We also apply our own checks to make sure that the asset values provided are consistent with expectations.

Annual Report 2021	Santander UK plc 124

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

PENSION RISK REVIEW
2021 compared to 2020
Interest and inflation hedging increased in 2021 as part of the long-term goal to reduce the risk of the Santander (UK) Group Pension Scheme (the Scheme). During 2021, the Scheme transacted a £5bn longevity swap that covers the majority of pensioners in the Scheme. The swap protects against the risk of the liabilities increasing because life expectancy increases by more than expected in the future. The swap was structured with a UK-regulated intermediary between the Scheme and the reinsurance provider. The value of the swap was £(8)m at 31 December 2021.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At 31 December 2021, the Funding Deficit at Risk decreased to £1,190m (2020: £1,280m), mainly due to interest rate and inflation hedging, partly offset by mark-to-market increases in the value of return seeking assets. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis. On the funding basis, the interest rate hedging ratio was 93% (2020: 81%) and the inflation hedging ratio was 94% (2020: 79%) at 31 December 2021.
We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. The negative impact on CET1 capital decreased in 2021. For more on the impact of our defined benefit schemes on capital, see the ‘Capital risk’ section.
Accounting position
The accounting position improved over 2021. The Scheme sections in surplus had an aggregate surplus of £1,572m at 31 December 2021 (2020: £495m) while there were no sections in deficit (2020: £361m). The overall funded position was a £1,572m surplus (2020: £134m surplus). There were also unfunded liabilities of £37m at 31 December 2021 (2020: £42m). The improvement in the overall position was mainly driven by an increase in the discount rate and increases in the value of growth assets over the period.
There remains considerable market uncertainty and while the actions highlighted above mitigate some of the impact of market movements in yields, our position could change materially over a short period.
For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 30 to the Consolidated Financial Statements.

Maturity profile of undiscounted benefit payments
The Scheme’s obligation to make benefit payments extends over the long-term. This is expected to stretch beyond 2080. The graph below shows the maturity profile of the undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2021:

Annual Report 2021	Santander UK plc 125

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Operational risk & resilience

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events. In 2021, we retitled our governing framework from 'Operational Risk Framework' to ‘Operational Risk & Resilience Framework’. This was to reflect the importance of operational resilience and the intrinsically close link between the managing of operational risk and the operational resilience of the organisation.
In this section, we explain how we manage operational risk, with a focus on our top operational risks. These top operational risks may change each year depending on the relative movement in importance among all operational risks. In 2021, these consisted of Cyber, Fraud, IT, People and Third Party.
We also describe our operational risk event losses and developments in the year, and give some insight into how we fought fraud and scam.
Key metrics Operational risk losses (over £10,000, and excluding PPI) increased by 39% compared to 2020
OUR KEY OPERATIONAL RISKS
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
Our top operational risks are:

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
Failure to protect the information assets of Santander UK and its customers against theft, damage or destruction from cyber-attacks could cause operational disruption, unauthorised access, loss or misuse of personal or confidential or proprietary information, breach of regulations, negative customer outcomes, financial loss or reputational damage. Even small periods of disruption that deny access to our services can erode our customers’ trust in us. This applies not only to our own systems but also to those of our third-party providers and counterparties in the market. The value of the data itself, especially the personal details of customers and employees, has increased considerably and is a core focus of cyber criminals along with systems, such as payments and ATM networks, that enable the monetisation of cyber-attacks and breaches. It is therefore critical that we are resilient to cyber-attacks and can quickly recover from those events should they occur.

Fraud	Fraud can be committed by first parties (our customers), second parties (people known to our customers or us), third parties (people unknown to our customers or us), and internally by our staff. We are responding to the wider fraud ecosystem threats with a holistic review of our detection controls, an enhanced focus on preventative methodology and a review of our organisational model. We are committed to protecting ourselves and our customers from fraud and to mitigating our fraud risk in an ever-evolving external fraud environment.
IT	As noted in Cyber above, technology is vital to our processes and operations, and in providing service to our customers. IT risk arises from any event related to the use of technology supporting business processes, where the event may result in the unavailability or failure of systems or in processing errors that impact our customers or operations. This includes hardware or software failures, or issues caused by change.
People	People risks include all risks related to employees and third parties working for us, covering resource management, health, safety and wellbeing and employee relations. These have collectively increased in significance to become a top risk for the bank driven primarily by the Covid-19 pandemic and the new ways of working that have evolved during the pandemic. The majority of non-branch employees have continued to work from home since restrictions have been lifted and we are encouraging colleagues to gradually return to the office for part of the week. Ergonomic risk remains a key People risk for those not permanently site based who are working from home and / or office locations at the current time. In addition, as the bank transforms itself, the significant level of organisational change may cause disruption for employees. As we develop our working practices and adapt to changing circumstances, people impacts and risks continue to be key considerations.
Third party
We rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods. These include outsourced services, such as IT infrastructure including increasing use of the Cloud, software development and banking operations. Regulations require us to classify other legal entities in the Banco Santander group as external suppliers, so we manage them as third parties.
Third party risk is a key operational risk for us due to increased outsourcing in 2021 and our strategic intent to increase the use of the Cloud. Many suppliers are also shared across the sector and this could increase risk due to complexity and capacity issues at the third parties. The failure of a supplier may cause operational disruption, breach of data security or regulations, negative customer impact, financial loss or reputational damage.

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

Annual Report 2021	Santander UK plc 126

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

In March 2021, UK regulators issued policy and supervisory statements outlining the requirements for operational resilience to be complied with by 2025. Our operational resilience programme is working towards a primary deadline of 31 March 2022 for consolidation of the operational resilience self-assessment. To achieve this objective, we must have: 1) Identified our Important Business Services (IBS); 2) Mapped underlying assets which support these IBS; 3) Set Impact Tolerances to identify the point at which intolerable harm is caused to customers, us, or the market in the event of an outage; 4) Commenced scenario testing of our ability to recover within the agreed Impact Tolerances; 5) Identified and documented resilience vulnerabilities and action plans to remediate them; and 6) Consolidated a resilience self-assessment to be provided to the regulators on request. The Board are actively engaged in this work and will be required to approve the self-assessment. Through our participation in industry collaboration groups and with support from UK Finance we continue to validate the consistency of our approach against our peers whilst, in parallel, contributing to industry best practice. In order to sustain our operational resilience capabilities, both a new target operating model and focused investment will enable us to operate through disruption.
To support the transition to a low carbon economy and minimise the environmental impact of our energy use, we are committed to continual improvement in the energy performance of our property operations. We maintain ISO 50001 energy management systems in all head office buildings, and we set annual energy reduction targets to drive improvement in energy performance. Our Operational Risk & Resilience Framework requires that all business units consider the impact of risks related to climate change in their risk management processes.
OPERATIONAL RISK MANAGEMENT
Risk appetite
We set our operational risk appetite at a Santander UK group level and we express it through measures approved by the Board. These include risk statements and metrics set against our main non-financial risk loss event types. We cascade our appetite across our business areas by setting out clear lower level triggers, qualitative parameters and quantitative thresholds. We monitor our risk profile and performance against the risk appetite under several principal risk areas, and we have processes to enable us to identify, manage and escalate risks and events. Our governance requires us to mitigate or accept all identified risks.
Coverage across the seven CRD IV loss event types is comprehensive and aligns to the principal risk areas approved by ERCC. As a result, we have specific embedded monitoring and measurement of our operational risks, including our top operational risk types which are as follows:
–Cyber: We have a comprehensive set of Risk Appetite statements and metrics agreed by the Board, which allow us to measure our cyber risk. We have defined statements and metrics with key subject matter experts in our Cyber and IT teams, and we incorporate Banco Santander group principles and standards, regulatory requirements and industry best practice, where applicable.
–Fraud: Revised fraud Risk Appetite statements were approved by the Board in 2021. New and more comprehensive metrics to allow us to measure performance against risk appetite are being produced as part of our Fraud Transformation program.
–IT: We have a set of Risk Appetite statements and metrics that have been agreed by the Board, measuring the risk, performance and control of technology. These statements and metrics incorporate Banco Santander group principles and standards. Specific actions are raised to address key risks and escalated as required.
–People: We have people-related Risk Appetite statements and metrics agreed by the Board. These were broadened and refreshed in 2021 to enhance how we measure our people risk, including the well-being of our employees, and to inform employee relations and engagement. We employ subject matter experts in our HR function to help us to monitor and manage our people risk. Formal actions are required to address and mitigate any measures which are reported out of tolerance. We communicate, action, and escalate, as needed, any material issues to the Board.
–Third party: We have a comprehensive set of Risk Appetite statements and metrics agreed by the Board, which allow us to measure our third party risk. We have defined statements and metrics with key subject matter experts in our Third Party Risk Management and Procurement teams. We incorporate Banco Santander group principles and standards, regulatory requirements and industry best practice, where applicable.
Risk measurement and mitigation
The key components of the operational risk toolset we use to measure and mitigate risk are:

Operational risk toolset	Description
Operational risk and control assessments	Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite. They also ensure that we prioritise any actions needed. Every area has to identify their risks, assess their controls for adequacy and then accept the risk or formulate a plan to address any deficiencies. We also use operational risk assessments and project risk rating tools as essential elements of our change risk management.
Risk scenario analysis	We perform this across business units. It involves a top down assessment of our most significant operational risks. We have a set of scenarios that we review and update each year. The analysis gives us insight into rare but high impact events. It also allows us to better understand the potential impacts and to address any issues.
Key indicators	Key indicators and their tolerance levels give us an objective view of the degree of risk exposure or the strength of a control at any point in time. They also show trends over time and give us early warning of potential increasing risk exposures. Of primary importance are business-wide risk appetite indicators which measure our adherence to our defined risk appetite statements.
Operational risk losses	Our operational risk loss appetite sets the level of total operational risk loss (expected and unexpected) in any given year (on a 12-month rolling basis) that we consider to be acceptable. We track actual losses against our appetite, and we escalate as needed.
Operational risk event management	Operational risk events occur when our controls do not operate as we planned and this leads to customer impact, financial loss, regulatory impacts and/or damage to our reputation. We have processes to capture and analyse loss events. We use data from these processes to identify and correct any control weaknesses. We also use root cause analysis to identify emerging themes, to prevent or reduce the impacts of recurrence and to support risk and control assessments, scenario analysis and risk reporting.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

Annual Report 2021	Santander UK plc 127

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

We mitigate our key operational risks in the following ways:

Key risks	Risk mitigation
Cyber	Protecting our customers, systems and data remains a top priority for us. Online security and data breach stories, along with many reports of scams and online fraud, continue to feature in the press. All organisations, including banks, are in an ongoing race to keep ahead of criminals who are becoming ever more sophisticated and destructive in their approach. Criminals persist in attempts to deny our customers access to our digital channels, target online services and data, or steal online credentials and appropriate funds by various methods, including social engineering.

We continue to enhance our resilience to cyber disruption as our Security and Information Technology teams continually identify, assess and monitor cyber security risks. We assess Cyber control maturity and associated risks each quarter using Banco Santander's Holistic Cyber Risk Framework. We measure the maturity of our controls in terms of their design and operating effectiveness and when combined with our cyber threat intelligence, we use it to define and prioritise our programmes of mitigation. We have processes and tools to capture and analyse events from our security systems that drive escalation processes as needed. We operate a layered defence approach to cyber risk which we test and assess continually to ensure that it addresses the prevailing threats. Our comprehensive approach to validating our controls includes tests designed to replicate real-world cyber-attacks with test findings driving our ongoing improvement plans.

Security is a business risk, rather than a technological risk. Therefore, keeping our systems secure is a bank-wide responsibility and we continue to enhance our training programmes for employees to support this. We have Board-level expertise and supervision in cyber security matters to ensure robust monitoring and challenge. We also have targeted training for Board members and senior management and other employees who may be singled out by criminals, such as those facilitating payments. Continuous cyber security training ensures that everyone understands the threats we face, and that we all have the expertise to spot emails from criminals and attacks on our systems. We continue to work with other banks as members of the Cyber Defence Alliance, where we share intelligence on cyber threats and effective strategies to counter them.

We campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of fraud. We use robust technology processes, and training to protect our customers, and we continually invest our efforts to counter scams and fraud. As part of this, we run customer education campaigns, and we offer advice through our online security centre.

We are highly vigilant at all times. We have a cyber insurance policy to provide us with comprehensive cover to respond and recover losses and damages arising from security or system failures and any impact of a data breach.

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
Fraud	Protecting our customers from fraud remains a key priority for us. Given the current UK fraud environment, we see the ever-present threat of increasing fraud attack. We have seen significant shifts towards social engineering fraud, where traditional controls (such as strong identification protocols) are less effective. We operate layered security controls combining prevention and detection controls, to best mitigate risks. The current fraud environment is incredibly challenging, and as such our current Fraud Transformation program contains several projects that are designed to enable us to reduce the risk impacts to us and our customers. We are committed to taking a more preventative approach to mitigate these risks.
To help support customers, over the past five years we have created a series of fraud education and media campaigns, many of which focus on drawing public attention to our most common fraud types, such as online fraud avoidance lessons, purchase scams, investment fraud, and money mules. Two of these campaigns have won industry awards in the last 12 months.
IT	We proactively monitor technology platforms and applications through automated alerts to detect events that may impact their performance or availability. Any material event is investigated to understand the root cause and to identify remedial actions to ensure that the event is not repeated. We escalate these events as required through the Santander Early Escalation Notification (SEEN) Process, and we review them each quarter to identify any trends we need to remediate.

We assess IT risk each year as part of the Risk and Control Self-Assessment (RCSA) process where risks are identified and assessed by the business units and are then subject to a review and challenge process from the relevant SMEs. This risk posture is then reviewed monthly to understand if there have been any events that would require an update to the risk profile.
People	We mitigate the People risks associated with remote working using virtual meeting tools and keeping-in-touch schemes. We also provide regular communications and other support. We are encouraging colleagues to gradually return to the office for part of the week and we are mitigating ergonomic risks through Occupational Health Service support and assessments for individuals where appropriate. Our Wellbeing Hub continues to offer support to employees and people managers on targeted support interventions to tackle longer-term impacts on psychological wellbeing due to the Covid-19 pandemic. We use operational risk indicators to track and monitor all people related measures. All significant people-related change initiatives must have Operational Risk Assessments conducted. We also have processes to capture and assess people-related events.
Third party
We identify and assess the inherent risk profile of each of our third party arrangements before onboarding and then continue to measure this throughout the relationship. The assessed level of inherent risk drives the level of governance we put in place to manage the arrangement – the higher the inherent risk profile, the greater the governance. We also identify and measure key third party risks, and the related control environment, within our operational risk and control assessments, as part of business as usual activities and related change initiatives. We have processes to capture and assess related events, as well as operational risk indicators to measure the ongoing third party risk profile of the business.
We place emphasis on a carefully controlled and managed Third Party Supplier Risk Framework and are enhancing our operating model in this area in order to manage this risk.
We aim to ensure that those with whom we do business meet our risk and control standards across the life of our relationship with them:
On-boarding: We ensure that all third-party suppliers meet our needs in terms of capacity and supply before entering into any agreement with them to mitigate the risks inherent to the process, function or activity they may provide. We also make sure that each third-party provider meets minimum conditions we require in legal, compliance, financial crime and technical terms and analyse their short and medium term economic viability.
In-service management: We monitor and manage our ongoing supplier relationships to ensure our standards and contracted service performance continue to be met and undertake Service Review Meetings to ensure adequate supervision of the third-party services. Off-boarding and exit management: Where we decide to exit a third-party arrangement, we aim to exit without undue disruption or adverse impact on their compliance with the regulatory framework and without detriment to the continuity and quality of services provided to customers.

Annual Report 2021	Santander UK plc 128

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Cyber
We base our monitoring and reporting on the metrics and operational dashboards in our cyber security and IT functions. Our Cyber Threat Unit and experts carry out analysis in the Santander Global Security Operations Centre in Madrid. We use a wide range of key risk indicators, threat intelligence reports and results from security testing to identify improvements to our cyber defences. Our operational teams, with input from Risk, review these trends and steer management activity where required.
We also formally track our cyber and technological risks against our risk appetite through a monthly risk control forum. Part of the forum’s remit is to identify changes in risk posture and to inform senior risk committees of any significant changes. Issues such as technological obsolescence and the challenges in keeping our technologies protected from known vulnerabilities are examples of where a metric-driven approach to reporting through our risk management frameworks has led to proactive mitigation of risk.
Fraud
We base our monitoring and reporting on the overall fraud performance metrics (case types, volumes, operational losses). Fraud performance is tracked through a monthly risk control forum, which is part of a revised fraud governance structure which has been created over the last 12 months. In a fast-paced environment, it is essential we see shifts in criminal behaviour quickly, and our fraud strategy team react swiftly to attacks and changes of fraud methodology through detailed reviews of fraud cases and typologies, and by monitoring trends and data. The current fraud methodologies which cause most concern are those where our systems and processes are not sufficient to prevent the fraud. The Fraud Transformation in the Digital Accelerator projects will deliver technical changes to mitigate these ever-changing threats.
IT
In common with cyber risk, we base our monitoring of IT risk on the metrics and dashboards produced by the Technology teams. These are reviewed in the monthly risk control forum where changes to the risks profile are discussed. These metrics cover IT incidents and technological obsolescence as well as top IT risks for the different business units. In addition updates on significant changes and programmes and their impact on the risk profile are reviewed.
People
We formally track our People risk profile against our risk appetite through our monthly HR & People Risk and Control Forum and other risk governance fora. We use key risk indicators to support our monitoring activity and we report them to this Forum. We escalate any significant risks, or changes in the risk profile, to the relevant senior risk committees and the Board where appropriate. We report a monthly view of People risk in terms of sickness absence, wellbeing and attrition. We use the results of regular wellbeing surveys to help drive our areas of People focus.
Third party
We formally track our Third party risk profile against our risk appetite through our monthly Third Party Risk and Supplier Forum and other risk governance fora. We use key risk indicators to support our monitoring activity and we report them to this Forum. We escalate any significant risks, or changes in the risk profile, to the relevant senior risk committees and the Board where appropriate.

Annual Report 2021	Santander UK plc 129

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

OPERATIONAL RISK REVIEW
2021 compared to 2020
Operational risk event losses
The table below shows our operational losses in 2021 and 2020 for reportable events with an impact over £10,000, excluding conduct risk events (which we discuss separately in the ‘Conduct and regulatory risk’ section), by CRD IV loss event types. We manage some of these risks using frameworks for other risk types, including regulatory and financial crime risk even though we report them here.

	2021		2020
	Value %	Volume %	Value %	Volume %
Internal fraud	—	—	1	—
External fraud	30	89	58	89
Employment practices and workplace safety	—	2	1	1
Clients, products, and business practices	41	—	34	3
Business disruption and systems failures	14	1	1	—
Execution, delivery, and process management	15	8	5	7
	100	100	100	100
Operational risk losses increased during 2021 partly due to an 8% increase in fraud losses, in line with the general trends across the industry. This was driven by a 46% increase in fraud cases, including Authorised Push Payment fraud. In addition, the rise in losses also reflects the IT remediation costs following the outage in May 2021 and provisions relating to operational incidents and conduct related issues.

People
We continue to treat the wellbeing and safety of our colleagues as one of our top priorities. People risk is compounded by changes in operating models and the execution of future strategies, which we recognise need to be managed carefully. We will continue to adapt and allow for these factors, along with the potential impact on productivity with our overall wellbeing and inclusion strategy centred around supporting colleagues through change and transformation. As we adapt to new ways of working, we will continue to focus targeted support interventions to tackle longer-term impacts on psychological wellbeing promoted by the Covid-19 pandemic. In line with our peers, we are beginning to see an increase in levels of attrition reflecting a more buoyant employment market with cyber, digital and IT SMEs being in demand. We are encouraging colleagues to return to central office environments, whilst paying regard to prevailing government advice. In addition, we managed the potential risk associated with the flu season by again offering flu vaccinations to all our colleagues during Q4 2021.
Cyber
Information and cyber security remain a top risk and a priority. We experienced no notable information and cyber security incidents in 2021. Externally, we have observed a large increase in ransomware attacks across all sectors driven by supply chain tools compromises and we expect this trend to continue. As a result, we are continuing to review and enhance our controls based on the latest intelligence. We also actively work with peers in the Cyber Defence Alliance to share threat intelligence, expertise, and experience to help identify common features of cyber-attacks and effective mitigation strategies.
We also continue to invest to maintain the right skills and resources to manage information and cyber security risk effectively across all our lines of defence.
Systems outage
We experienced a systems outage on 15 May 2021, following a routine software update. The outage impacted a number of services, including online and mobile banking, cards and ATM services, along with branches and contact centres. Customer servicing technologies were fully recovered by 23:30 on 15 May 2021 and contact centre technologies were re-enabled by 01:00 on 16 May 2021. During the outage, customers were able to obtain cash over our branch counters and through other banks’ ATMs. They were also able to obtain cashback within their limits and use their credit cards, with Visa and Mastercard credit cards remaining available throughout the incident.
Duplicate payment issue
On 25 December 2021 a system scheduling issue cased the duplication of £130m of payments. These have largely been recovered with non-material amounts outstanding. Our people worked hard across the holiday period to ensure that nobody was left out of pocket, but it confirmed that improving our IT infrastructure is a key aspect of our ongoing transformation programme and one that we will remain utterly focused on.
Fraud
Fraud against our customers and the bank remains a top risk and a priority. Fraud levels across all banks in the UK increased significantly in 2021, with fraudsters using different techniques to take advantage of customers through a range of fraud attacks and scams. In line with industry, the most prevalent fraud type we face is Authorised Push Payment (APP) fraud, which accounted for approximately 30% of our total fraud losses for 2021. In response to this, we have increased our fraud messaging and scam education to assist our customers, are designing new fraud prevention tools and have continued to build on existing controls to address fraud attacks.
We continue to strengthen our own capabilities in terms of fraud prevention, being the first bank to deploy dynamic ‘scam warnings’ in our online banking payment process, to prevent customers falling victim to purchase and investment scams. These enhance the fraud prevention controls for high risk digital payments and mean the customer is presented with a number of questions and warnings in their payment journey, tailored to their specific circumstances. We continue to manage cases of APP Fraud under the Contingent Reimbursement Model (CRM) Code, which is overseen by the Lending Standards Board.
We play an active role in the collaboration work on fraud management with our industry partners, through UK Finance and our membership of Stop Scams UK. We have an ongoing programme of customer awareness campaigns, which cover the most common fraud and scam types encountered by our customers, including remote access fraud, investment scams, safe account scams and cold calls. We have continued to run virtual fraud awareness sessions to provide information to our customers and communities on how they can protect themselves from fraud and scams. In July 2021, we ran a media relations campaign, Push Off Politely, to raise awareness of how to handle suspicious phone calls with a very simple message to hang up the phone. In November 2021, the national press published a piece on our Break the Spell team. This demonstrated the work some of our colleagues are delivering to tackle social engineering and protect our customers from fraud.

Annual Report 2021	Santander UK plc 130

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

IBOR transition
We are on track to meet industry and regulatory deadlines. We are continuing with the transformation of key systems and processes to deal with the new risk-free rates. Some challenges remain, in particular for products with cross-currency dimensions, different responses across jurisdictions will need multi-stage transitions. We still await regulator's guidelines regarding ‘Tough Legacy’, where a transition path cannot be agreed with the customer. For quantitative information, see Note 42 to the Consolidated Financial Statements.
IT
The importance of IT has been reiterated by a few outages to customer services in the year. As a result, we have initiated a wide programme to address the root causes and further reduce key risks within our IT estate. The programme is expected to deliver risk reduction over a three year horizon and progress is closely monitored though our comprehensive risk governance.
Data management
In 2021 we continued to monitor data management risk through the enhanced governance structures and processes put in place by our Chief Data Officer. A Data Programme has been established with clear deliverables defined that will improve our ability to manage data and to improve our data management capabilities in line with our approved Data Strategy.
Operational resilience
In March 2021 the Bank of England, PRA and FCA issued policy and supervisory statements outlining operational resilience requirements. The UK regulators expect financial services institutions under the scope of the regulation to assume disruptive operational incidents will occur, and to be able to show that they can withstand, absorb, recover and manage these in a way which considers the needs of all affected parties. All firms are to implement enhancements to address identified resilience gaps by 2025.
Our operational resilience programme is on track to meet the regulators’ primary deadline of 31 March 2022 to prepare and consolidate the first operational resilience self-assessment. To achieve this objective, during 2021 we have: 1) identified our Important Business Services (IBS); 2) mapped underlying assets which support these IBS; 3) set impact tolerances to identify the point at which intolerable harm is caused to customers, the firm, or the market in the event of an outage; 4) scenario tested our ability to recover within the agreed impact tolerances; 5) identified and documented resilience vulnerabilities; and we are 6) developing action plans to remediate vulnerabilities; and 7) consolidating a resilience self-assessment to be provided to the regulators on request.
The Board are actively engaged in the operational resilience journey and will approve the self-assessment in Q1 2022. Through our participation in industry collaboration groups, and with support from UK Finance, we continue to validate the consistency of our approach against our peers while contributing to industry best practice in parallel. To sustain our operational resilience capabilities, both a new target operating model and focused investment will enable us to deliver operations through disruptions.
We continue to improve our operational resilience through our management of incidents including root cause analysis. Our combined Operational Risk & Resilience Framework and its supporting tools are now focused around the bank’s IBS, having stress tested our ability to remain within Impact Tolerances and maintain the IBS under severe but plausible scenarios. Any operational resilience vulnerabilities identified will be escalated to the Board and proactively actioned. In addition to regulatory compliance, this will achieve business and operational benefits designed to embed operational resilience in our Digital Transformation programme as well as day-to-day activities.
Third parties
We continue to rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods. These include outsourced services, such as IT infrastructure including increasing use of the Cloud, software development and banking operations. Regulatory requirements relating to the management of our outsourced services continue to increase, with the PRA publishing their Supervisory Statement on Outsourcing and Third Party Risk Management in March 2021. These require us to use certain internal governance arrangements, including sound risk management, whenever we outsource functions. These also complement the above-mentioned requirements and expectations on operational resilience, including the management of third parties relating to our Important Business Services. We are progressing with a programme of work to review and enhance our governance arrangements ahead of the 31 March 2022 implementation deadline.
Climate related risks
In order to address the requirements in the Supervisory Statement issued in March 2019, which describes the PRA expectations for banks to manage the financial risks of climate related risks, we produced a 2021 Implementation plan. As part of this plan, we undertook three main activities. We considered climate change in our Operational Risk Scenario Programme and in our Risk & Control Assessments. We conducted a physical climate change risk assessment of our head offices, branches and data centres.

Annual Report 2021	Santander UK plc 131

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
In this section, we explain how we manage conduct and regulatory risk and highlight new processes we implemented in response to Covid-19. We also describe our main conduct and regulatory provisions, and give some insight into our work to protect vulnerable consumers via our Customer Support feature in 2021.

Key metrics Customer remediation provision was £44m (2020: £69m) Litigation and other regulatory provision was £166m (2020: £198m)

OUR KEY CONDUCT AND REGULATORY RISKS
Our purpose is to help customers and businesses prosper. To achieve this, we are committed to making sure that our strategy, proposition and initiative approval process, and systems, operations and controls are well designed and delivered.
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
–We do not have robust systems and controls to detect and prevent fraud or errors in the customer experience.

Culture	The risk that we do not maintain a culture that encourages the right behaviours and puts the customer at the heart of what we do.
Competition	The risk of financial harm, criminal liability, customer harm or reputational damage that we may incur because we fail to comply with relevant competition law or being involved in any competition law investigation or proceedings.
Controls	The risk that we do not supervise and monitor our employees effectively or do not have robust systems and controls in place to prevent and detect misconduct.

Annual Report 2021	Santander UK plc 132

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Risk measurement
Due to the close links between our conduct, regulatory and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures and risks have a conduct and/or regulatory risk impact. We continue to monitor the position in relation to Covid-19, with particular focus on customers rolling off support schemes and payment holidays, to ensure that appropriate outcomes are provided and regulatory expectations are met.
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
Risk mitigation
Our conduct and regulatory risk framework and policies set out the principles, standards, roles and responsibilities and governance for conduct and regulatory risk, such as:

Policies	Description
Product approval	Our product approval process aims to minimise our conduct, legal, regulatory or reputational risks in the design, marketing, sales and service of new products and services. We assess all our products and services within a formal framework to ensure they meet the needs and expectations of our customers, are within our risk appetite and agreed metrics, and to ensure that processes and controls are in place.
Suitable advice for customers	We give guidance to advisers and staff on the key principles, requirements and ethical behaviours they must follow. This ensures our customers are sufficiently informed when they make a buying decision. In our Retail Banking and Consumer Finance divisions, the main products we cover are current accounts, mortgages, investments, savings and protection. In our Corporate & Commercial Banking division, we cover current accounts, deposits, business loans, invoice and structure finance, working capital and trade finance.
Training and competence
In line with the expectations of our regulators, we train our staff and require them to maintain an appropriate level of competence (in line with their role and responsibilities) to ensure customers achieve fair outcomes. We invest in all our people to ensure that we achieve our mandatory risk objectives and that everyone acknowledges their personal responsibility to manage risk through our I AM Risk approach.
We place a specific focus on:
–Vulnerability: We ensure our colleagues are trained to help customers who may be vulnerable (see below).
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
–Covid-19: We designed and delivered tailored training across key areas of the business to support customers affected by Covid-19. We have increased our resource and enhanced our tools to deal with high levels of customer contact.

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
Our objective throughout the Covid-19 pandemic continues to be to provide support and solutions for customers who find themselves facing financial difficulty, based on individual customer circumstances, with the aim of rehabilitating customers back into a healthy financial position. Our Financial Support model has evolved to ensure that we help customers who are facing temporary but severe financial difficulty, as well as customers who face financial difficulty for a longer time.

Annual Report 2021	Santander UK plc 133

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk monitoring and reporting
We consider conduct and regulatory risk as part of the governance around all our business decisions. We have specific fora and committees such as the Conduct and Compliance Forum, and business specific risk management fora to make decisions on conduct and regulatory risk matters and we report to the ERCC and BRBC. The data we report to senior management and Committees gives them a clear view of current and potential emerging conduct and regulatory risks and issues. Our risk and control fora support management to control risks in their business units. Reporting includes conduct risk dashboards, with metrics across common areas. These include policy breaches logged, mystery shopping, quality assurance and complaints, and commentary on trends and root causes. This approach enables us to take effective action. Our Legal and Regulatory Division also reports directly to the Board on legal, conduct and regulatory, reputational and financial crime risks, and to escalate issues or any breach of our risk appetite.
CONDUCT AND REGULATORY RISK REVIEW
2021 compared to 2020
In 2021, we continued to build on our progress in 2020 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular in the context of government driven Covid-19 initiatives. These were deployed at pace, with systems and controls in place to support our staff working from home, whilst continuing to provide critical customer services. As part of this, we:
–Assessed the FCA’s 2021/22 Business Plan. Key priorities are aligned with 2020, in ensuring consumer credit markets work well, making payments safe and accessible, enabling effective consumer investment decisions and delivering fair value in a digital age, in particular in a post pandemic landscape. We addressed them in our controls, product processes and frameworks, which we will continue to adapt in line with the evolution of a digital economy
–Continued support for customers rolling off Covid-19 support schemes and payment holidays with focus on forbearance measures, as per the FCA's further 'Guidance on Fair Treatment of Vulnerable Customers' and its finalised 'Mortgages and Coronavirus: Tailored Support Guidance'
–Implemented processes to support customers including creating the Financial Support Centre of Excellence and SME support to ensure we continue to drive fair and consistent outcomes, whilst managing the increased inflow of customers impacted by Covid-19, with further investment in people and technology
–Focused on collections and further financial support, including Pay As You Grow options for BBLS customers following the closure of new applications to the UK Government's BBLS, CBILS and CLBILS schemes on 31 March 2021, while supporting the Government’s Recovery Loan Scheme for corporate customers
–Took steps to maintain appropriate monitoring and surveillance capability for our market and customer facing staff working from home due to Covid-19
–Continued to manage technological change and increased digitalisation in line with regulatory initiatives
–Delivered change to meet the evolving regulatory landscape, including changes brought about by Payment Systems Regulator (PSR): Confirmation of Payee for Corporate Banking, Debt Respite Scheme, Open Banking and PSD2, and the FCA Consumer Protection Agenda
–Prior to the end of 2021, we - along with our customers and counterparties – successfully agreed the transition to alternative reference rates for the vast majority of our post-2021 LIBOR agreements. As such, the focus has now shifted to finalising the transition of those agreements still referencing the continuing USD LIBOR tenors, and to managing down the small ‘tough legacy’ position
–Following PRA sector-wide feedback on Hybrid model applications, banks have revised timings and the revised Hybrid plan has been presented to the PRA with regular ExCo and PRA review points
–Continued to consult with HM Treasury on the Future UK Regulatory Framework, along with the industry and peers on how regulatory rulemaking powers will be distributed post-Brexit, and the mechanisms for improving accountability and scrutiny of the rule-makers, and
–are committed to protecting the personal data we collect and use, and respecting the data protection rights of our customers, our people and others associated with us. Our data protection policy and processes reflect current data protection laws and regulations, and all employees, businesses, and third-party suppliers are required to comply with them. Annual data protection training is mandatory for all employees. We tell our customers, our people and others associated with us how we process their personal data by giving them a data protection statement. We regularly update our data protection policy and processes, and they cover how we collect, handle, store, share, use and dispose of personal data. They also set robust controls for suppliers. The Data Protection Officer (DPO) oversees compliance with data protection laws and reports to the highest management level.
Following the implementation of the Contingent Reimbursement Model, a voluntary code of practice to deal with authorised push payment fraud, we continue to engage with the industry and authorities, giving input and support to further develop the code's framework. Like all UK banks, we continue to see a demanding regulatory agenda focused on consumer outcomes, addressing customer detriment, price regulation and vulnerability, while currently consulting on the measures proposed under Consumer Duty regulation. Conduct risks will likely continue to rise in the near- and medium-term as banks deal with a large volume of personal and business borrowers who continue to be impacted by the Covid-19 pandemic.
For an update on key movements in our financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 29 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 31 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 134

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other key risks

Overview

In this section, we describe how we manage our other key risks and discuss developments in the year. Our other key risks are:
–Financial crime risk: the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption.
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

FINANCIAL CRIME RISK
OUR KEY FINANCIAL CRIME RISKS
We recognise that financial crime and associated illegal activity damages the customers and communities we serve. Criminals use the financial system to launder the profits of illegal activity such as human trafficking and to fund terrorism. Financial crime is therefore a high priority risk for us and we remain committed in our efforts to counter it by maintaining the highest ethical standards and conducting business in accordance with regulatory and legal requirements. We have adopted a bank wide anti-financial crime strategy (AFC) that sets out the principles of ‘Deter, Detect and Disrupt’ and invested in training our colleagues in how to identify and prevent financial crime.
We believe that having a comprehensive and effective financial crime risk management framework is a business imperative and a positive investment that protects us from legal, regulatory and reputational risks. This includes implementing policies, procedures, and maintaining effective systems and controls to prevent and detect financial crime. We may be adversely affected if we fail to effectively mitigate the risk that third parties or our employees facilitate, or that our products and services are used to facilitate financial crime. We adopt a risk-based approach in line with UK and international laws and standards, and we work with government, law enforcement and the private sector to help meet our commitments and to inform our AFC strategy.
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
FINANCIAL CRIME RISK MANAGEMENT
Risk appetite
Financial crime risk appetite is the level of financial crime risk we are prepared to accept in carrying out our activities. This is approved at Board level and shared across the business, with limits specified to control exposures and activities that have material risk implications for us and the communities we are part of. Our customers and shareholders will be impacted if we do not mitigate the risk that we are being used to facilitate financial crime. We seek to comply with applicable UK and international sanctions laws and other regulations and make sure our risk appetite adapts to external events. We have minimal tolerance for residual financial crime risk, bribery and corruption risk, facilitation of tax evasion risk and zero tolerance for non-compliance with sanctions laws and regulations. We require employees and third parties acting on our behalf to act with integrity, due diligence and care. We have no appetite for non-compliance with financial crime laws or regulations by employees or persons acting for or on our behalf.
Risk measurement
We measure our exposure to financial crime risk regularly. Our AFC strategy and frameworks set the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of the business. It supports senior management in effective risk management and developing a strong risk culture. We screen and risk rate all our customers and monitor activity to identify potential suspicious behaviour. We complete ad-hoc reviews based on key trigger events. Our Financial Intelligence Unit assesses specific types of threat, drawing on data from law enforcement and public authorities.

Annual Report 2021	Santander UK plc 135

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
We adhere to a strong governance and reporting schedule to our ERCC and Financial Crime Committee, including analysis of the risks on the horizon, key risk indicators and a directional indication of the risk profile. Throughout 2021, management continued to update the risk committees on management and mitigation of financial crime risks including our activities to understand and address emerging challenges. We enhanced our financial crime risk indicators for effective risk reporting to senior management. We also regularly report to the Board Risk Committee on financial crime risk, the impact on the business and the actions we are taking to mitigate the risk.
FINANCIAL CRIME RISK REVIEW
2021 compared to 2020
Financial institutions (FIs) remain under intense regulatory scrutiny to demonstrate the steps they are taking to prevent and detect financial crime. Legal and regulatory expectations regarding the need for FIs to maintain effective financial crime systems and controls, including adapting these to identify and respond to new and emerging threats, have been reinforced through a number of high-profile regulatory enforcements, such as the conclusion of the first criminal prosecution of a Financial Services firm in the UK for breaches of the UK Money Laundering Regulations. During 2021, we continued to cooperate with the FCA's civil regulatory investigation into our financial crime systems, processes and controls focused primarily on the period from 2012 to 2017. See Note 31 to the Consolidated Financial Statements for detail.
The financial crime landscape continues to be complex, with evolving regulatory and legal requirements, geo-political factors and changing criminal methods influencing the risks we face. Rapid deployment of government relief measures to support individuals and businesses during the pandemic, have increased the risk of financial crime. Developments around virtual and digital currencies have continued, with the industry’s financial crime risk assessment and management frameworks in their early stages. Changes to sanctions regimes continue to add complexity. We continue to monitor external developments and respond to their impacts upon our financial crime controls and have increased our resources to do so.
Senior management and the Board engagement in the management of financial crime risk has remained high, proportionate with one of our top risks. We continue to enhance our financial crime risk management capabilities with material investment across data, systems and subject matter expertise, and back book remediation. Key areas of focus include:
–Reviewing and updating our financial crime policies and standards in response to changes in laws, regulations and regulatory expectations, to ensure we reflect all current external obligations; as well as providing detailed guidance on new and emerging risk areas to assist business areas;
–Assessing, adapting, and responding to new and emerging financial crime threats and typologies;
–Assessing lessons and read across from regulatory enforcements and Dear CEO letters, identifying actions required to adapt our control framework and taking steps to deliver these;
–Continued delivery of our multi-year Financial Crime Transformation and Customer Remediation Programme, modernising the technology and data estate, better connecting operations and controls, and automating client due diligence processes, as well as systematically reviewing and updating our existing client records in line with due diligence requirements;
–The maturation of the dedicated Financial Crime operations, increasing in capacity and capability, uplifting specialist role competencies through the Anti-Financial Crime (AFC) Training Academy, enhancing the skill sets, knowledge and qualifications of key staff; and
–Investing in additional specialist resources for our second line of defence financial crime compliance function, as the function continues to develop.
We take a proactive approach to engagement with the FCA, our industry colleagues and HM Government, including through our participation in the Economic Crime Reform Program. This external engagement helps inform our internal policies and forward-looking strategies. We continued to play a proactive role in supporting the Government Economic Crime Action Plan, as a member of the Economic Crime Strategic Board and also inputting into reviews of legislation and other government policy initiatives relating to economic crime and beyond. We also continue to participate in external partnerships of a more operational nature, such as the Joint Money Laundering Intelligence Task Force and the Public Partnership Threat Group as well working with Non-Profit Organisations on specific topics including anti-corruption, human trafficking, and anti-slavery.

Annual Report 2021	Santander UK plc 136

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
2021 compared to 2020
Our legal risk profile remained heightened but broadly stable in 2021, reflecting the high number and value of legal risks that continue to be managed.
We delivered the compliance frameworks for future business in relation to Brexit and continued to monitor the evolution of the post-Brexit regulatory environment throughout 2021. The Breathing Space regulations were successfully implemented in accordance with legislative timescales. Legal risks related to LIBOR cessation abated through 2021, as our work in this area progressed. At the end of 2021, we had transitioned, terminated or disposed of most of our GBP LIBOR contracts, with substantially all the residual positions moving to synthetic LIBOR pursuant to the Critical Benchmarks (References and Administrators’ Liability) Act 2021. We continue to take steps to transition the remaining GBP LIBOR contracts and prepare for the cessation of USD LIBOR from 30 June 2023. For more details, see Note 42 to the Consolidated Financial Statements. We have considered the implications of the Pension Schemes Act 2021 and the National Security and Investment Act 2021 for our business and taken steps to enable compliance with their requirements.
Nevertheless, legal risks continued to emerge and develop throughout 2021. The Schrems-II decision in 2021 rendered invalid the use of the Privacy Shield for transfer of personal data to the US making transfers relying on the Privacy Shield unlawful. Work continues to align all outsourcing and material contracts to ensure EBA compliance together with PRA/FCA prescribed requirements on operational resiliency and continuity. With respect to EBA compliance there is a risk that not all contracts will have been amended by 31 March 2022. There is an increased focus on the legal risks related to climate change and we expect to continue to build on our initial review of those risks in 2022. Litigated PPI claim volumes continued to increase and pre-action letters also continued to be received which suggest that this trend will continue into 2022. The publication of the FCA consultation on a proposed Consumer Duty has the potential to materially shift and broaden the duty of care banks already have in the provision of services.
The oversight of external spend was further enhanced in 2021 with the implementation of an automated legal spend tool. This has enabled additional oversight and challenge of all legal spend across the bank.
STRATEGIC AND BUSINESS RISK
Strategic and business risk could impact our long-term success if it caused our business model to become out of date, ineffective, or inconsistent with our goals. This could arise if we:
–Fail to identify threats in our environment, arising from the economy, regulation, competitors and/or changes in technology and customer expectations
–Misjudge our capabilities, or ability to implement our strategy
–Pursue initiatives or acquisitions that do not fit with our business model or miss to capitalise on opportunities we could benefit from.

Strategic and business risk management	Description
Risk appetite	We have a low to moderate appetite for strategic and business risk. This limits the risks we are prepared to take to achieve our strategic objectives and is aligned to our balanced, customer-centric business model.
Risk measurement	Our Board and senior management regularly review potential risks in our operations and plans to ensure we stay within risk appetite.
Risk mitigation	We manage strategic and business risk by having a clear and consistent strategy that takes account of external factors and our own capabilities. We have an effective planning process which ensures we refine, strengthen, and adapt our strategy to reflect changes in the environment and other key risks and opportunities.
Risk monitoring and reporting	We closely track our business environment, including long-term trends that might affect us in the future. As part of this, we report a range of indicators.

Annual Report 2021	Santander UK plc 137

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

2021 compared to 2020
Our business environment is always changing, and this affects how we do business. The effects of Covid-19 persisted in early part of 2021, though the outlook started to improve as restrictions eased and businesses opened. Throughout the Covid-19 pandemic, our top priority has been to support the welfare of our people, our customers and our communities. As the economy opened up, we worked with our customers and provided the support that they needed at that time such as mortgages and recovery loans. We have continued to enhance our online services to ensure our customers have access to their accounts and services as per their convenience while continuing to provide important services face to face, especially for our vulnerable customers. As UK’s leading full-service challenger bank, with a resilient balance sheet and track record of consistent profitability, we believe we are well placed to delivery on our strategic priorities as we push our way forward through the Covid-19 pandemic.
Competitive pressures have continued in 2021, driven largely by established players. Technology-led entrants have received a boost as a result of the Covid-19 pandemic and continued to make progress, threatening to disrupt the market in the longer term. We expect these trends to continue in 2022. However, we believe our customer-focused business model and strategy, alongside our adaptable and innovative approach, will support our continued success.
Key to our strategy is being a sustainable and responsible business. We are committed to playing our part in helping the UK transition to net zero economy. Banco Santander group have committed to eliminate all exposure to thermal coal mining and no longer provide financial services to power generation clients with more than 10% of their revenue coming from thermal coal by 2030. Our Corporate & Commercial Bank supported companies involved in delivering sustainable energy solutions and social housing by providing £1.6bn of facilities.
Overall, we remain focused on supporting customer needs, building customer loyalty, improving efficiency and transforming the business for success, while continuing to progress with our agenda to tackle climate change.
REPUTATIONAL RISK
Potential reputational risks can arise from many factors, both internal and external. We seek to manage our reputation proactively, underpinned by our aim to be a responsible bank, and through our reputational risk framework. This enables us to adopt an active approach to managing and where possible preventing and mitigating reputational risks in a broad range of areas, including corporate governance, supplier management and the treatment and behaviour of our customers. We also consider external factors such as the macro environment and the overall performance of the sector.
Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Reputational risk management	Description
Risk appetite	We have a low appetite for reputational risk, which is agreed by the Board at least each year. We express it in terms of the risk measures set out below.
Risk measurement	We assess our exposure to reputational risk daily. We base this on expert judgement and analysis of social, print, and broadcast media, and the views of political and market commentators. We also commission independent third parties to analyse our activities and those of our UK peers to identify significant reputational events, or a prolonged decline in our reputation and any sector level or thematic issues that may impact our wider business. We also measure the perception of Santander UK amongst key stakeholder groups through regular interactions and perform annual reviews of staff sentiment.
Risk mitigation	Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product assessments. Our Corporate Communications and Responsible Banking, Legal and Regulatory Affairs and Marketing team helps our business units to mitigate the risk and agree action plans as needed. They do this as part of their role to monitor, build and protect our reputation and brand.
Risk monitoring and reporting	We monitor and report reputational risks and issues on a timely basis. Our Reputational Risk Forum reviews, monitors and escalates to Board level key decisions on reputational risks. It also has regular and ad-hoc meetings to discuss the risks we face. We escalate them to the ERCC and Board Responsible Banking Committee, as needed. Our Corporate Communications and Responsible Banking, Legal and Regulatory Affairs and Marketing teams also reports regularly to our Executive Committee on Corporate Social Responsibility, Sustainability and Public Affairs policies. They do this from an environment, community and sector point of view.
Our Reputational Risk and Environmental, Social and Climate Change (ESCC) Risk policies define how we create long-term value while managing those risks. Our policies cover Oil & Gas, Power Generation & Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for Coal-fired power plants (CFPP) projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
2021 compared to 2020
In 2021, our key reputational risks continued to lie in our response to the Covid-19 pandemic. To manage this, we regularly and proactively shared information with key external stakeholders on the numerous actions we took to support customers, colleagues and communities over the course of the year. Particular areas of external focus included our participation in the UK Government's Coronavirus Loan Schemes for businesses, our support for customers facing financial difficulties and our ability to provide daily services from the branch network, contact centres and our online platforms.
We also worked to minimise the reputational impact of operational resilience issues, including the significant system outage we experienced in May 2021, through timely, clear and transparent communication with customers and stakeholders.
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

Annual Report 2021	Santander UK plc 138

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Model risk management	Description
Risk appetite	We express our model risk appetite through risk assessments of our key risk models. The Board is asked to agree this at least annually.
Risk measurement	We consider both the percentage of models that have been independently assessed, and the outcome of those reviews, in how we measure model risk. All models have several assumptions and in general the more limitations we have for those assumptions, the higher the levels of uncertainty and therefore model risk.
Risk mitigation	We mitigate model risk through controls over how we use models throughout their life. We maintain a central model inventory that includes data on owners, uses and model limitations. We assess how important each model is to our business, and we track and resolve actions from independent reviews. We also maintain a clear approval path for new models and changes to existing models.
Risk monitoring and reporting	We report model risks and issues using management and control forums. We escalate issues to the ERCC when needed, or if our risk appetite is breached or showing adverse trends that could lead to future issues.
2021 compared to 2020
We maintain a risk-based approach to management and control. For example, we focus our model monitoring and independent model reviews on our more material models, such as those for credit losses or those with specific regulatory standards defined.
We have started to assess in more detail the impacts of Covid-19 on our models. This is now possible given that we have nearly two years of data available. For the most part models continue to perform in line with expectations, with more minor adjustments required in those areas where models are looking at a shorter time horizon.
A significant portion of 2021 development and implementation time was geared towards regulatory models focusing on capital adequacy. These models have been updated to ensure compliance with regulatory technical standards published by various banking regulators. This trend will continue over the next 2 years in line with supervisory plans and expectations.
The methodology teams also worked on new models for IFRS 9 reporting, with a focus on residential real estate and commercial lending. The new models are designed to be easier to run and improve the overall control environment. They will also enable us to eliminate some long-standing post model adjustments required to account for limitations in prior models.
Changes to models resulting from the cessation of LIBOR completed in line with plans. All model updates were governed in line with the complexity of change and the materiality of underlying models. This meant changes to models in all areas of the bank, for example traded market risk, non-traded market risk, credit risk and pension risk.
During 2021 there was also a focus on models used to help support the Bank of England climate change stress test. These were new types of models with much lengthier forecast horizons. There is an expectation of further work in this area over the coming years.
We have updated our toolsets to help manage and control model risk, implementing a good quality piece of software that supports the end-to-end model risk lifecycle. The new tool provides a register for all models and their uses, new automated reporting capabilities and governance workflow. The tool is already accessed by over 100 users across Santander UK and has full traceability to support any internal or external audits.

Annual Report 2021	Santander UK plc 139

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2021	Santander UK plc 140

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Santander UK plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Santander UK plc and its subsidiaries (the “Company”) as of 31 December 2021 and 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in accordance with i) International Financial Reporting Standards as issued by the International Accounting Standards Board, and ii) UK-adopted International Accounting Standards.
Changes in Accounting Principles
As discussed in Note 1 to the consolidated financial statements, in 2019 the company changed the manner in which it accounts for leases and in which it accounts for tax on dividends received on financial instruments classified as equity.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Allowance for expected credit losses for loans and advances to customers
As described in Notes 1 and 13 to the consolidated financial statements, expected credit losses (“ECL”) are recognised for financial assets measured at amortised cost. The measurement of ECL reflects: a probability weighted amount that is determined by evaluating a range of possible outcomes; the time value of money; and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period and requires management to make judgements over the assumptions in determining the estimates. The key judgements made by management in applying the ECL impairment methodology are: (i) forward looking economic scenarios; (ii) probability weights assigned to multiple economic scenarios; (iii) establishing an internal credit risk rating for corporate borrowers; (iv) determining appropriate post-model adjustments: and (v) assessing individual corporate stage 3 exposures. The Company’s ECL was £828 million as of 31 December 2021.
The principal considerations for our determination that performing procedures relating to the allowance for expected credit losses for loans and advances to customers is a critical audit matter are: (i) there was significant judgement by management in determining forward looking economic scenarios and the probability weighting of those scenarios. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the methodology and judgement in assumptions used to determine the allowance; and (ii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for the estimated credit losses. These procedures also included, among others, testing management’s process for estimating expected credit losses through, (i) assessing the reasonableness of the significant assumptions in determining forward looking economic scenarios and probability weights; (ii) evaluating the appropriateness of the models and methodologies used in quantitative calculations, including an appropriate definition of default applied by management; (iii) testing the completeness and accuracy of data inputs to ECL models; (iv) assessing the reasonableness of internal credit risk ratings for corporate borrowers and individually testing corporate stage 3 exposures; (v) assessing the reasonableness of the methods and assumptions used to determine post model adjustments; and (vi) evaluating the appropriateness of the related disclosures. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the models and the reasonableness of the forward looking economic scenarios and probability weight assumptions.

Annual Report 2021	Santander UK plc 141

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Valuation of defined benefit pension surplus
As described in Notes 1 and 30 to the consolidated financial statements, the Company operates a number of defined benefit pension schemes. The fund defined benefit surplus was £1,573 million as of 31 December 2021. The surplus is the net balance of the pension scheme assets over the pension scheme obligations. Management estimates the present value of the defined benefit obligation by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, then discounted to present value. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about life expectancy, inflation and discount rates. The scheme invests in certain assets whose values are not based on market observable data which totaled £3.5 billion as of 31 December 2021. These illiquid assets included investments in unquoted equities, unquoted corporate bonds and other assets not quoted in active markets, as well as investments in property, infrastructure and hedge funds. These illiquid assets are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation, with the exception of directly held property where the underlying asset valuations are prepared by an independent expert, adjusted for any cash movements where necessary since the latest valuation.
The principal considerations for our determination that performing procedures relating to the valuation of the defined benefit pension surplus is a critical audit matter are the significant judgement made by management in determining: (i) the discount rate, inflation and life expectancy assumptions in the valuation of the pension obligations; and (ii) the fair value of the scheme’s illiquid assets due the lack of quoted observable prices and the adjustments for any cash movements since the latest valuation. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the key assumptions including the discount rate, price inflation and life expectancy used to calculate the defined benefit obligation, as well as controls over the valuation of illiquid assets. Testing the valuation of defined benefit pension obligation procedures was assisted by professionals with specialised skills and knowledge and included, among others, developing an independent acceptable range of the demographic and financial assumptions and assessing the appropriateness of the methodologies used by management to determine its assumptions. Additionally, procedures over illiquid assets also included, among others, for directly held property, obtaining independent valuation reports and assessing the appropriateness of the methodology and key assumptions used by the valuer. Our work also included the involvement of professionals with specialised skill and knowledge to assist in evaluating the appropriateness of methodology applied for valuing directly held property. For unquoted equities, unquoted corporate bonds and other assets not quoted in active markets, as well as investments in property, infrastructure and hedge funds, our testing included, among others: (i) obtaining third party confirmation and testing material capital changes in the period between the valuation and the entity’s balance sheet date where there was a time lag. (ii) assessing whether there is evidence which corroborates or contradicts the valuation, such as agreeing Net Asset Value statements from investment managers to audited fund financial statements where they were available, performing back testing of fair values to any recent transactions and reviewing controls reports for the investment managers where available.
Goodwill impairment assessment - personal financial services cash generating unit
As described in Notes 1 and 20 to the consolidated financial statements, the carrying value of goodwill relating to the personal financial services (‘PFS’) cash generating unit (“CGU”) was £1.17 billion as of 31 December 2021. Management undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate. Impairment is required where the book value of goodwill exceeds its recoverable amount. The recoverable amount of the CGU was determined based on its value in use (“VIU”) methodology. The VIU is calculated by discounting management’s cash flow projections for the CGU. The carrying amount of the goodwill is based on the application of judgements including management's planning assumptions considering internal capital allocations needed to support the Company’s strategy, current market conditions and the macro-economic outlook. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Estimates include forecast cash flows for cash generating units, including estimated allocations of regulatory capital, growth rate beyond initial cash flow projections, and discount rates which factor in risk-free rates and applicable risk premiums.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment - personal financial services cash generating unit is a critical audit matter are the significant judgements by management in determining (i) the amount of regulatory capital and carrying amount of the PFS CGU, (ii) the forecast cash flows, (iii) the discount rate and (iv) the growth rate beyond initial cash flow projections assumptions. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s judgements and estimates. In addition, the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) testing management’s process for determining the carrying value of individual CGU including internal capital allocations, (ii) testing the mathematical integrity of the VIU model, (iii) evaluating the reasonableness of the discount rate and the growth rate beyond the initial cash flow projections, and (iv) evaluating the reasonableness of the forecasted cash flows including comparing performance in recent years to the budgets and 3 year plans for the equivalent periods to assess the accuracy of the budgeting and forecasting process.(v) assessing the appropriateness of the related disclosures. Professionals with specialised skill and knowledge assisted in the evaluation of the reasonableness of the discount rate, the growth beyond the initial cash flow projections and assessing the determination of the carrying value of the PFS CGU.

Annual Report 2021	Santander UK plc 142

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Legal and regulatory matters
As described in Notes 1, 29 and 31 to the consolidated financial statements, the provision for litigation and other regulatory matters of £166 million includes, among other items, a provision relating to a legal dispute for a specific Payment Protection Insurance (“PPI”) portfolio of complaints. Ongoing factual issues and reviews could impact the timing and amount of any outflows. In addition, there is an ongoing investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited in German dividend tax arbitrage transactions as well as an Financial Conduct Authority (“FCA”) civil regulatory investigation which commenced in July 2017 into compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. Significant judgement may be required when accounting for provisions, including in determining whether a present obligation exists, in assessing the likely outcome of future legal decisions and in estimating the probability, timing, nature and amount of any outflows that may arise from past events. These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters.
The principal considerations for our determination that performing procedures relating to legal and regulatory matters is a critical audit matter are the significant judgement exercised by management in estimating legal and regulatory provisions, specifically for the legal dispute for a specific PPI portfolio of complaints, the German dividend tax arbitrage investigation and the FCA investigation matters. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, obtaining and evaluating letters of audit inquiry from external legal counsel, inquiring with external regulators in relation to certain matters and reviewing management’s correspondence with that regulator, evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome, and evaluating the sufficiency of the group’s disclosures made in relation to each of the matters.

/s/ PricewaterhouseCoopers LLP
London, UK
7 March 2022

We have served as the Company's auditor since 2016.

Annual Report 2021	Santander UK plc 143

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 144

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 145

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 146

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 147

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 148

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 149

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Income Statement
For the years ended 31 December

		2021	2020(1)	2019(1)
	Notes	£m	£m	£m
Interest and similar income	3	4,762	5,031	5,817
Interest expense and similar charges	3	(813)	(1,643)	(2,593)
Net interest income		3,949	3,388	3,224
Fee and commission income	4	697	680	1,038
Fee and commission expense	4	(411)	(361)	(414)
Net fee and commission income		286	319	624
Other operating income	5	264	145	187
Total operating income		4,499	3,852	4,035
Operating expenses before credit impairment write-backs/losses, provisions and charges	6	(2,510)	(2,390)	(2,439)
Credit impairment write-backs/ (losses)	8	233	(638)	(199)
Provisions for other liabilities and charges	8	(377)	(264)	(426)
Total operating credit impairment write-backs/losses, provisions and charges		(144)	(902)	(625)
Profit from continuing operations before tax		1,845	560	971
Tax on profit from continuing operations		(492)	(121)	(268)
Profit from continuing operations after tax		1,353	439	703
Profit/(loss) from discontinued operations after tax	43	31	32	30
Profit after tax		1,384	471	733

Attributable to:
Equity holders of the parent		1,365	452	714
Non-controlling interests	34	19	19	19
Profit after tax		1,384	471	733
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 43.

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 150

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Comprehensive Income
For the years ended 31 December

	2021	2020	2019
	£m	£m	£m
Profit after tax	1,384	471	733
Other comprehensive(expense)/income that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
–Change in fair value	(111)	114	147
–Income statement transfers	110	(107)	(147)
–Taxation	(2)	(2)	—
	(3)	5	—
Cash flow hedges:
–Effective portion of changes in fair value	(873)	971	(857)
–Income statement transfers	358	(809)	1,013
–Taxation	141	(52)	(41)
	(374)	110	115
Currency translation on foreign operations	—	—	(4)
Net other comprehensive (expense)/income that may be reclassified to profit or loss subsequently	(377)	115	111
Other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
–Change in fair value	1,264	(505)	(522)
–Taxation	(419)	133	131
	845	(372)	(391)
Own credit adjustment:
–Change in fair value	—	(3)	(77)
–Taxation	—	—	19
	—	(3)	(58)
Net other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently	845	(375)	(449)
Total other comprehensive income/(expense) net of tax	468	(260)	(338)
Total comprehensive income	1,852	211	395

Attributable to:
Equity holders of the parent	1,833	194	374
Non-controlling interests	19	17	21
Total comprehensive income	1,852	211	395

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 151

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Balance Sheet
At 31 December

		2021	2020
	Notes	£m	£m
Assets
Cash and balances at central banks		48,139	41,250
Financial assets at fair value through profit or loss:
–Derivative financial instruments	11	1,681	3,406
–Other financial assets at fair value through profit or loss	12	185	208
Financial assets at amortised cost:
–Loans and advances to customers	13	210,094	208,750
–Loans and advances to banks		1,169	1,682
–Reverse repurchase agreements – non trading	16	12,683	19,599
–Other financial assets at amortised cost	17	506	1,163
Financial assets at fair value through other comprehensive income	18	5,851	8,950
Interests in other entities	19	201	172
Intangible assets	20	1,545	1,646
Property, plant and equipment	21	1,548	1,734
Current tax assets		347	264
Retirement benefit assets	30	1,572	495
Other assets		1,577	3,013
Total assets		287,098	292,332
Liabilities
Financial liabilities at fair value through profit or loss:
–Derivative financial instruments	11	777	1,584
–Other financial liabilities at fair value through profit or loss	22	803	1,434
Financial liabilities at amortised cost:
–Deposits by customers	23	192,926	195,135
–Deposits by banks	24	33,855	20,958
–Repurchase agreements – non trading	25	11,718	15,848
–Debt securities in issue	26	25,520	35,566
–Subordinated liabilities	27	2,228	2,556
Other liabilities	28	2,189	2,337
Provisions	29	364	464
Deferred tax liabilities		579	111
Retirement benefit obligations	30	37	403
Total liabilities		270,996	276,396
Equity
Share capital	32	3,105	3,105
Share premium	32	5,620	5,620
Other equity instruments	33	2,191	2,191
Retained earnings		5,053	4,348
Other reserves		133	510
Total shareholders’ equity		16,102	15,774
Non-controlling interests	34	—	162
Total equity		16,102	15,936
Total liabilities and equity		287,098	292,332
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on1 March 2022 and signed on its behalf by:

Nathan Bostock	Madhukar Dayal
Chief Executive Officer	Chief Financial Officer
Company Registered Number: 2294747

Annual Report 2021	Santander UK plc 152

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Cash Flow Statement(1)
For the years ended 31 December

	2021	2020	2019
	£m	£m	£m
Cash flows from operating activities
Profit after tax	1,384	471	733
Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation	501	562	543
– Provisions for other liabilities and charges	381	273	441
– Impairment losses	(228)	672	239
– Corporation tax charge	504	134	279
– Other non-cash items	(147)	(267)	(439)
– Pension charge/(credit) for defined benefit pension schemes	38	38	35
	1,049	1,412	1,098
Net change in operating assets and liabilities:
– Cash and balances at central banks	(64)	(147)	(71)
– Derivative assets	1,725	(90)	1,943
– Other financial assets at fair value through profit or loss	1,007	1,603	1,664
– Loans and advances to banks and customers	(971)	(2,654)	170
– Reverse repurchase agreements - non trading	7,024	3,924	(5,044)
– Other assets	324	(340)	247
– Deposits by banks and customers	10,735	19,977	641
– Repurchase agreements - non trading	(7,550)	(2,958)	5,943
– Derivative liabilities	(807)	136	79
– Other financial liabilities at fair value through profit or loss	(1,109)	(1,618)	(959)
– Debt securities in issue	(329)	(223)	(529)
– Other liabilities	(603)	(921)	(514)
	9,382	16,689	3,570
Corporation taxes paid	(427)	(159)	(292)
Effects of exchange rate differences	(542)	410	(1,079)
Net cash flows from operating activities	10,846	18,823	4,030
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(613)	(373)	(505)
Proceeds from sale of property, plant and equipment and intangible assets	437	166	108
Purchase of financial assets at amortised cost and financial assets at FVOCI	(1,256)	(3,015)	(5,013)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI	4,509	9,858	8,300
Net cash flows from investing activities	3,077	6,636	2,890
Cash flows from financing activities
Issue of other equity instruments	210	—	500
Issue of debt securities and subordinated notes	2,878	5,614	4,145
Issuance costs of debt securities and subordinated notes	(6)	(13)	(15)
Repayment of debt securities and subordinated notes	(11,914)	(12,037)	(7,969)
Repurchase of preference shares	—	—	(14)
Disposal of non-controlling interests	(181)	—	—
Repurchase of other equity instruments	(210)	—	(304)
Dividends paid on ordinary shares	(1,358)	(129)	(315)
Dividends paid on preference shares and other equity instruments	(147)	(148)	(142)
Dividends paid on non-controlling interests	—	(15)	(12)
Principal elements of lease payments	(25)	(45)	(54)
Net cash flows from financing activities	(10,753)	(6,773)	(4,180)
Change in cash and cash equivalents	3,170	18,686	2,740
Cash and cash equivalents at beginning of the year	47,682	28,951	26,264
Effects of exchange rate changes on cash and cash equivalents	(18)	45	(53)
Cash and cash equivalents at the end of the year	50,834	47,682	28,951
Cash and cash equivalents consist of:
Cash and balances at central banks	48,139	41,250	21,180
Less: regulatory minimum cash balances	(918)	(854)	(707)
	47,221	40,396	20,473

Other cash equivalents: Loans and advances to banks - Non trading	1,074	1,435	1,995
Other cash equivalents: Reverse repurchase agreements	2,539	5,851	6,483
Cash and cash equivalents at the end of the year	50,834	47,682	28,951
(1) For more information on cash flows and amounts restated see Note 35.
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 153

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Changes in Equity
For the years ended 31 December

				Other reserves					Non-controlling interests
	Share capital	Share premium	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
								Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	3,105	5,620	2,191	28	481	1	4,348	15,774	162	15,936
Profit after tax	—	—	—	—	—	—	1,365	1,365	19	1,384
Other comprehensive (expense)/income, net of tax:
– Fair value reserve (debt instruments)	—	—	—	(3)	—	—	—	(3)	—	(3)
– Cash flow hedges	—	—	—	—	(374)	—	—	(374)	—	(374)
– Pension remeasurement	—	—	—	—	—	—	845	845	—	845
Total comprehensive income	—	—	—	(3)	(374)	—	2,210	1,833	19	1,852
Issue of other equity instruments	—	—	210	—	—	—	—	210	—	210
Repurchase of other equity instruments	—	—	(210)	—	—	—	—	(210)	—	(210)
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(181)	(181)
Dividends on ordinary shares	—	—	—	—	—	—	(1,358)	(1,358)	—	(1,358)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(147)	(147)	—	(147)
Dividends on non-controlling interests	—	—	—	—	—	—	—	—	—	—
Tax on non-controlling interests and other equity instruments	—	—	—	—	—	—	—	—	—	—
At 31 December 2021	3,105	5,620	2,191	25	107	1	5,053	16,102	—	16,102

At 1 January 2020	3,105	5,620	2,191	23	371	1	4,546	15,857	160	16,017
Profit after tax	—	—	—	—	—	—	452	452	19	471
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—	—	5	—	—	—	5	—	5
– Cash flow hedges	—	—	—	—	110	—	—	110	—	110
– Pension remeasurement	—	—	—	—	—	—	(370)	(370)	(2)	(372)
– Own credit adjustment	—	—	—	—	—	—	(3)	(3)	—	(3)
Total comprehensive income	—	—	—	5	110	—	79	194	17	211
Dividends on ordinary shares	—	—	—	—	—	—	(129)	(129)	—	(129)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(148)	(148)	—	(148)
Dividends on non-controlling interests	—	—	—	—	—	—	—	—	(15)	(15)
At 31 December 2020	3,105	5,620	2,191	28	481	1	4,348	15,774	162	15,936

At 1 January 2019	3,119	5,620	1,991	23	256	5	4,744	15,758	151	15,909
Profit after tax	—	—	—	—	—	—	714	714	19	733
Other comprehensive income, net of tax:
– Cash flow hedges	—	—	—	—	115	—	—	115	—	115
– Pension remeasurement	—	—	—	—	—	—	(393)	(393)	2	(391)
– Own credit adjustment	—	—	—	—	—	—	(58)	(58)	—	(58)
– Currency translation on foreign operations	—	—	—	—	—	(4)	—	(4)	—	(4)
Total comprehensive income	—	—	—	—	115	(4)	263	374	21	395
Issue of other equity instruments	—	—	500	—	—	—	—	500	—	500
Repurchase of other equity instruments	(14)	—	(300)	—	—	—	(4)	(318)	—	(318)
Dividends on ordinary shares	—	—	—	—	—	—	(315)	(315)	—	(315)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(142)	(142)	—	(142)
Dividends on non-controlling interests	—	—	—	—	—	—	—	—	(12)	(12)
At 31 December 2019	3,105	5,620	2,191	23	371	1	4,546	15,857	160	16,017
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 154

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 155

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 156

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 157

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Basis of preparation
These financial statements incorporate the financial statements of the Company and entities it controls (its subsidiaries) made up to 31 December each year. The consolidated financial statements have been prepared on the going concern basis using the historical cost convention, except for financial assets and liabilities that have been measured at fair value. An assessment of the appropriateness of the adoption of the going concern basis of accounting is disclosed in the statement of going concern in the Directors’ report.
On 31 December 2020, International Financial Reporting Standards (IFRSs) as adopted by the European Union at that date were brought into UK law and became UK-adopted International Accounting Standards (IAS), with future changes being subject to endorsement by the UK Endorsement Board. The Company and its subsidiaries transitioned to UK-adopted IAS in its consolidated financial statements on 1 January 2021. This change constitutes a change in accounting framework. Although there was a change in accounting framework, this change had no impact on recognition, measurement or disclosures in the periods reported in these financial statements.
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Santander UK group and the separate financial statements of the Company comply with UK-adopted IAS. The financial statements are also prepared in accordance with IFRSs as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented.
Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1 ‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, can be found in the risk governance, credit risk, market risk, liquidity risk and capital risk sections of the Risk review and are labelled as audited. Those disclosures form an integral part of these financial statements.
Climate change
Santander UK continues to develop its assessment of the potential impacts that climate change and the transition to a low carbon economy may have on the assets and liabilities recognised and presented in its financial statements.
Santander UK is mindful of its responsibilities as a responsible lender and is focused on ways to meet the objectives of the Paris Agreement on climate change and to support the UK’s transition to a climate-resilient, net zero economy.
Santander UK's current climate change strategy focuses on three main areas to achieve Banco Santander's ambition to reach net zero emissions by 2050:
1. Managing climate risks by integrating climate considerations into risk management frameworks, screening and stress testing our portfolio for climate related financial risks, and setting risk appetites to help steer our portfolio in line with the Paris Agreement,
2. Supporting our customers’ transition by developing products and services that promote a reduction in CO2 emissions, and
3. Reducing emissions in our operations and supply chain by focusing on continuous improvement in our operations, and environmental and energy management systems in accordance with ISO14001 and 15001, promoting responsible procurement practices and employee engagement.
Santander UK's current climate change strategy and its view of the risks associated with climate change and the transition to a low carbon economy are reflected in its critical judgements and accounting estimates, although climate change risk did not have a significant impact at 31 December 2021, consistent with management's assessment that climate change and the transition to a low carbon economy are not currently expected to have a meaningful impact on the viability of the Santander UK group in the medium term.
At 31 December 2021, management specifically considered the potential impact of climate change and the transition to a low carbon economy on:
–Loans and advances to customers (see Note 13 and the credit risk section of the Risk review). Some climate change risks arise due to the requirements of IFRS 9 and others relate to specific portfolios and sectors:
–ECL calculations are based on multiple forward-looking economic scenarios developed by management covering a period of 5 years, during which timeframe climate change risks may crystallise.
–For Mortgages in Retail Banking and Commercial Real Estate lending in Corporate & Commercial Banking, the value of property collateral might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk, or changing environmental performance standards for property.
–For automotive loans in Consumer Finance, the residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles.
–For corporate lending in Corporate & Commercial Banking, certain sectors give rise to fossil fuel exposures, such as Oil & Gas, Mining & Extraction and Power Generation.
–Goodwill impairment assessment (see Note 20). Estimates underpinning the determination of whether or not goodwill balances are impaired are partly based on forecast business performance beyond the time horizon for management's detailed plans.
Future changes to Santander UK's climate change strategy may impact Santander UK's critical judgements and accounting estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.

Annual Report 2021	Santander UK plc 158

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Accounting developments
Interest Rate Benchmark Reform
In 2019, the IASB issued ‘Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7’. The Santander UK group applies IAS 39 hedge accounting so the amendments to IFRS 9 do not apply. Although the IAS 39 and IFRS 7 amendments, which apply to all hedging relationships directly affected by uncertainties related to interbank offered rate (IBOR) reform, became effective from 1 January 2020, following their endorsement, the Santander UK group early adopted those amendments in the preparation of the financial statements for the year ended 31 December 2019. The exceptions given by the IAS 39 amendments meant that IBOR reform had no impact on hedge relationships for affected hedges.
In 2020, the IASB issued ‘Interest Rate Benchmark Reform – Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’. These amendments apply only to changes required by IBOR reform to financial instruments and hedging relationships. Although the amendments became effective from 1 January 2021 and are applied retrospectively without restating comparative information, following their endorsement, the Santander UK group early adopted the amendments in the preparation of the financial statements for the year ended 31 December 2020. The amendments address the accounting issues for financial instruments when IBOR reform is implemented including providing a practical expedient for changes to contractual cash flows, giving relief from specific hedge accounting requirements, and specifying a number of additional disclosures to enable users of financial statements to understand the effect of IBOR reform on an entity’s financial instruments and risk management strategy.
Further details of the impact of these amendments on the financial statements for the year ended 31 December 2021 and the additional disclosures required are provided in Note 43.
Other changes
The Santander UK group adopted IFRS 16 and amendments to IAS 12 in 2019, with the impact included in the statement of changes in equity for that year end.

Future developments
At 31 December 2021, for the Santander UK group, there were no significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective, or which have otherwise not been early adopted where permitted.
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
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the date the Company gains control until the date the Company loses control. Inter-company transactions, balances and unrealised gains on transactions between Santander UK group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered.
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

Annual Report 2021	Santander UK plc 159

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
b) Joint ventures
Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to its net assets. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Accounting policies of joint ventures have been aligned to the extent there are differences from the Santander UK group’s policies. Investments in joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Santander UK group’s share of their post-acquisition results. When the Santander UK group's share of losses of a joint venture exceeds its interest in that joint venture, the Santander UK group discontinues recognising its share of further losses. Further losses are recognised only to the extent that the Santander UK group has incurred legal or constructive obligations or made payments on behalf of the joint venture..
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
Revenue recognition
a) Interest income and expense
Interest and similar income comprise interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI and interest income on hedging derivatives. Interest expense and similar charges comprises interest expense on financial liabilities measured at amortised cost, and interest expense on hedging derivatives. Interest income on financial assets measured at amortised cost, investments in debt instruments measured at FVOCI and interest expense on financial liabilities other than those at fair value through profit or loss (FVTPL) is determined using the effective interest rate method.
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
Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (i.e. Stage 3), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision). For more information on stage allocations of credit risk exposures, see ‘Significant increase in credit risk’ in the ‘Santander UK group level – credit risk management’ section of the Risk review.

Annual Report 2021	Santander UK plc 160

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
d) Other operating income
Other operating income includes all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss (comprising financial assets and liabilities held for trading, trading derivatives and other financial assets and liabilities at fair value through profit or loss), together with related interest income, expense, dividends, and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Changes in fair value of derivatives in a fair value hedging relationship are also recognised in other operating income. Other operating income also includes income from operating lease assets, and profits and losses arising on the sales of property, plant and equipment and subsidiary undertakings.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction, or production of qualifying assets, including computer software, which are assets that necessarily take a substantial period of time to develop for their intended use, are added to the cost of those assets, until the assets are substantially ready for their intended use. All other borrowing costs are recognised in profit or loss in the period in which they occur.
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
Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. The income statement includes the net interest income/expense on the net defined benefit liability/asset, current service cost and any past service cost and gain or loss on settlement. Remeasurement of defined benefit pension schemes, including return on scheme assets (excludes amounts included in net interest), actuarial gains and losses (arising from changes in demographic assumptions, the impact of scheme experience and changes in financial assumptions) and the effect of the changes to the asset ceiling (if applicable), are recognised in other comprehensive income. Remeasurement recognised in other comprehensive income will not be reclassified to the income statement. Past service costs are recognised as an expense in the income statement at the earlier of when the scheme amendment or curtailment occurs and when the related restructuring costs or termination benefits are recognised. Curtailments include the impact of significant reductions in the number of employees covered by a scheme, or amendments to the terms of the scheme so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits. Curtailment gains and losses on businesses that meet the definition of discontinued operations are included in profit or loss for the year from discontinued operations. Gains and losses on settlements are recognised when the settlement occurs.
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

Annual Report 2021	Santander UK plc 161

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Options granted under the Employee Sharesave scheme and awards granted under the Transformation Incentive Plan are accounted for as cash-settled share-based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-based payment transactions.
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
The fair value of the options granted under the Employee Sharesave scheme is determined using an option pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the Banco Santander SA share price over the life of the option and the dividend growth rate. The fair value of the awards granted for the Long-Term Incentive Plan was determined at the grant date using an option pricing model, which takes into account the share price at grant date, the risk-free interest rate, the expected volatility of the Banco Santander SA share price over the life of the award and the dividend growth rate. Vesting conditions included in the terms of the grant are not taken into account in estimating fair value, except for those that include terms related to market conditions. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee service so that, ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market–related vesting conditions are met, provided that the non-market vesting conditions are met.
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
Cancellations in the vesting period are treated as an acceleration of vesting and recognised immediately for the amount that would otherwise have been recognised for services over the vesting period.
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
Other intangible assets are recognised if they arise from contractual or other legal rights or if they are capable of being separated or divided from Santander UK and sold, transferred, licensed, rented or exchanged. The value of such intangible assets, where they are available for use, is amortised on a straight-line basis over their useful economic life of three to seven years and the assets are reviewed annually for impairment indicators and tested for impairment where indicators are present. Other intangible assets that are not yet available for use are tested for impairment annually or more frequently when events or changes in circumstances dictate.
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
Property, plant and equipment
Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment also includes operating leases where the Santander UK group is the lessor and right-of-use assets where the Santander UK group is the lessee, as described further in ‘Leases’ below. As lessor, the Santander UK group leases properties, vehicles and other equipment which are classified as operating leases because they do not transfer substantially all of the risks and rewards incidental to ownership of the assets. Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. A review for indications of impairment is carried out at each reporting date. Gains and losses on disposal are determined by reference to the carrying amount and are reported in other operating income. Repairs and renewals are charged to the income statement when the expenditure is incurred. Internally developed software meeting the criteria set out in ‘Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment where the software is an integral part of the related computer hardware (for example operating system of a computer). Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

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

Annual Report 2021	Santander UK plc 162

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned. Regular way purchases of financial assets classified as loans and receivables, issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way purchases and issues are recognised on trade date.
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

Annual Report 2021	Santander UK plc 163

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Financial assets: equity instruments
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective, being instruments that do not contain a contractual obligation to pay cash and that evidence a residual interest in the issuer’s net assets. All equity investments are subsequently measured at FVTPL, except where management has elected, at initial recognition, to irrevocably designate an equity investment at FVOCI. When this election is used, fair value gains and losses are recognised in OCI and are not subsequently reclassified to profit or loss, including on disposal. ECLs (and reversal of ECLs) are not reported separately from other changes in fair value. Dividends, when representing a return on such investments, continue to be recognised in profit or loss as other income when the right to receive payments is established. Gains and losses on equity investments at FVTPL are included in ‘Other operating income’ in the income statement.
Financial liabilities
Financial liabilities are classified as subsequently measured at amortised cost, except for:
–Financial liabilities at FVTPL: this classification is applied to derivatives and other financial liabilities designated as such at initial recognition. Gains or losses on financial liabilities designated at FVTPL are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability)
–Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, whereby a financial liability is recognised for the consideration received for the transfer. In subsequent periods, the Santander UK group recognises any expense incurred on the financial liability, and
–Financial guarantee contracts and loan commitments.
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
Grouping of instruments for losses measured on a collective basis
We typically group instruments and assess them for impairment collectively where they share risk characteristics (as described in the Credit risk section of the Risk review) using one or more statistical models. Where we have used internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups which are determined by the permutations of the underlying characteristics in the statistical models. We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed, as described below.
Individually assessed impairments (IAIs)
We assess significant Stage 3 cases individually. We do this for Corporate & Commercial Banking cases, and CIB cases before its transfer, but not for Business Banking cases in Retail Banking which we assess collectively. To calculate the estimated loss, we estimate the future cash flows under several scenarios each of which uses case-specific factors and circumstances. We then probability-weight the net present value of the cash flows under each scenario to arrive at a weighted average provision requirement. We update our assessment process every quarter and more frequently if there are changes in circumstances that might affect the scenarios, cash flows or probabilities we apply.
For more on how ECL is calculated, see the Credit risk section of the Risk review.

Annual Report 2021	Santander UK plc 164

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Recoveries
Recoveries of credit impairment losses are not included in the impairment loss allowance but are taken to income and offset against credit impairment losses. Recoveries of credit impairment losses are classified in the income statement as ‘Credit impairment losses’.
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
Any other contractual modifications, such as where a regulatory authority imposes a change in certain contractual terms or due to legal reasons, are assessed on a case-by-case basis to establish whether or not the financial asset should be derecognised. For IBOR reform see Note 42.
iv) Derecognition other than on a modification
Financial assets are derecognised when the rights to receive cash flows have expired or the Santander UK group has transferred its contractual right to receive the cash flows from the assets and either: (1) substantially all the risks and rewards of ownership have been transferred; or (2) the Santander UK group has neither retained nor transferred substantially all of the risks and rewards but has transferred control.
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

Annual Report 2021	Santander UK plc 165

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative, except where netting is permitted. The method of recognising fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement and included in Other operating income.
Offsetting financial assets and liabilities
Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The Santander UK group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
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
a) Fair value hedge accounting
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet in macro hedge of interest rate risk and recognised in the income statement within other operating income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight-line method over the period to maturity.
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

Annual Report 2021	Santander UK plc 166

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Annual Report 2021	Santander UK plc 167

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Santander UK group is able to control reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The Santander UK group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
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
Customer remediation provisions are made for the estimated cost of making redress payments with respect to the past sales of products, using conclusions such as the number of claims the number of those that will be upheld, the estimated average settlement per case and other related costs. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Santander UK group has a detailed formal plan for restructuring a business, has raised valid expectations in those affected by the restructuring, and has started to implement the plan or announce its main features.
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

Discontinued operations
A discontinued operation is a component of the Santander UK group that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the income statement.

Annual Report 2021	Santander UK plc 168

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
In the course of preparing the consolidated financial statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about credit impairment losses, provisions and contingent liabilities, pensions and goodwill. Management have considered the impact of Covid-19, climate change and the transition to a low carbon economy on critical judgements and accounting estimates.

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

a) Credit impairment losses
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make judgmental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition. The impact of Covid-19 continues to increase the uncertainty around ECL impairment calculations and has required management to make additional judgements and accounting estimates that affect the amount of assets and liabilities at the reporting date and the amount of income and expenses in the reporting period. The key additional judgements due to the impact of Covid-19 continue to mainly reflect the increased uncertainty around forward-looking economic data and the need for additional post model adjustments.

Key judgements	–Determining an appropriate definition of default
–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining appropriate post model adjustments
–Assessing individual corporate Stage 3 exposures
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios

For more on each of these key judgements and estimates, including the impact of Covid-19, climate change and the transition to a low carbon economy on them, see 'Critical judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk – credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.

b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Assessing the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Litigation and other regulatory provisions in Note 29 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, and Plevin related litigation. Note 31 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows.
Note 31 Contingent liabilities and commitments' includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, as well as an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. It also includes disclosure relating to certain leases in which current and former Santander UK group members were the lessor that are currently under review by HMRC in connection with claims for tax allowances.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes 29 and 31.

Annual Report 2021	Santander UK plc 169

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

c) Pensions
The Santander UK group operates a number of defined benefit pension schemes as described in Note 30 and estimates their position as described in the accounting policy ‘Pensions and other post retirement benefits’.

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data

For more on each of these key judgements and estimates, including the impact of Covid-19 on them, see Note 30.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures see ‘Actuarial assumption sensitivities’ in Note 30.

The Scheme was invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.

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

Key judgements:
–Determining the basis of goodwill impairment calculation assumptions, including management's planning assumptions considering internal capital allocations needed to support Santander UK's strategy, current market conditions and the macro-economic outlook.

Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control

For more on each of these key judgements and estimates, see Note 20.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20.

Annual Report 2021	Santander UK plc 170

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of the following segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies.

–Retail Banking consists of two business units, Homes and Everyday Banking. Homes provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios. Everyday Banking provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
–Consumer Finance provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
–Corporate & Commercial Banking provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m as well as to Local Authorities and Housing Associations.
–Corporate Centre provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
–Corporate and Investment Banking provided services to corporate clients with an annual turnover of £500m and above. Santander UK transferred a significant part of the Corporate & Investment Banking business to the London branch of Banco Santander SA under a part VII banking business transfer scheme which completed on 11 October 2021. The residual parts of the business have been wound down or transferred to other segments. At 31 December 2021, the Corporate & Investment Banking business met the requirements for presentation as discontinued operations. For more details, see Note 43.
Retail Banking delivers products through our omni-channel presence comprising branches, ATMs, telephony, digital and intermediary channels. Corporate and Commerical Banking expertise is provided by relationship managers, product specialists and through digital and telephony channels, and cover clients' needs both in the UK and overseas.
The segmental basis of presentation in this Annual Report has changed following a management review of our structure. Previously, Consumer Finance was managed as part of Retail Banking.
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

Results by segment

	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
2021	£m	£m	£m	£m	£m	£m
Net interest income/(expense)	3,356	233	401	—	(41)	3,949
Non-interest income	205	178	109	—	58	550
Total operating income	3,561	411	510	—	17	4,499
Operating expenses before credit impairment write-backs, provisions and charges	(1,701)	(163)	(365)	—	(281)	(2,510)
Credit impairment write-backs	98	33	91	—	11	233
Provisions for other liabilities and charges	(185)	4	(34)	—	(162)	(377)
Total operating credit impairment write-backs, provisions and charges	(87)	37	57	—	(151)	(144)
Profit/(loss) from continuing operations before tax	1,773	285	202	—	(415)	1,845

Revenue from external customers	4,010	489	553	—	(553)	4,499
Inter-segment revenue	(449)	(78)	(43)	—	570	—
Total operating income	3,561	411	510	—	17	4,499

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	428	—	50	—	—	478
–Insurance, protection and investments	67	—	—	—	—	67
–Credit cards	73	—	—	—	—	73
–Non-banking and other fees(2)	2	10	62	—	5	79
Total fee and commission income	570	10	112	—	5	697
Fee and commission expense	(380)	—	(22)	—	(9)	(411)
Net fee and commission income/(expense)	190	10	90	—	(4)	286

Customer loans	183,023	4,984	16,997	—	2,284	207,288
Total assets(3)	190,629	8,873	16,997	—	70,599	287,098
Customer deposits	156,991	—	25,597	—	3,627	186,215
Total liabilities	157,622	1,173	25,613	—	86,588	270,996

Average number of full-time equivalent staff	16,149	670	2,281	528	76	19,704
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances.

Annual Report 2021	Santander UK plc 171

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

	Retail Banking(5)	Consumer Finance(5)	Corporate & Commercial Banking	Corporate & Investment Banking(4)	Corporate Centre	Total
2020	£m	£m	£m	£m	£m	£m
Net interest income/(expense)	2,753	264	363	—	8	3,388
Non-interest income	245	127	94	—	(2)	464
Total operating income/(expense)	2,998	391	457	—	6	3,852
Operating expenses before credit impairment losses, provisions and charges	(1,792)	(166)	(324)	—	(108)	(2,390)
Credit impairment losses	(264)	(44)	(294)	—	(36)	(638)
Provisions for other liabilities and charges	(157)	(8)	(6)	—	(93)	(264)
Total operating credit impairment losses, provisions and charges	(421)	(52)	(300)	—	(129)	(902)
Profit/(loss) from continuing operations before tax	785	173	(167)	—	(231)	560

Revenue from external customers	3,669	501	549	—	(867)	3,852
Inter-segment revenue	(671)	(110)	(92)	—	873	—
Total operating income/(expense)	2,998	391	457	—	6	3,852

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	442	—	42	—	—	484
–Insurance, protection and investments	65	—	—	—	—	65
–Credit cards	66	—	—	—	—	66
–Non-banking and other fees(2)	3	10	50	—	2	65
Total fee and commission income	576	10	92	—	2	680
Fee and commission expense	(335)	—	(22)	—	(4)	(361)
Net fee and commission income	241	10	70	—	(2)	319

Customer loans	175,380	8,025	17,626	2,784	3,196	207,011
Total assets(3)	183,154	11,143	17,626	2,784	77,625	292,332
Customer deposits	152,167	—	24,985	6,506	2,049	185,707
Total liabilities	152,687	2,397	25,011	6,517	89,784	276,396

Average number of full-time equivalent staff	18,198	640	2,405	716	39	21,998

2019
Net interest income	2,581	246	422	—	(25)	3,224
Non-interest income	531	155	109	—	16	811
Total operating income	3,112	401	531	—	(9)	4,035
Operating expenses before credit impairment losses, provisions and charges	(1,860)	(179)	(334)	—	(66)	(2,439)
Credit impairment (losses)/write-backs	(129)	(27)	(45)	—	2	(199)
Provisions for other liabilities and charges	(273)	(8)	(24)	—	(121)	(426)
Total operating credit impairment losses, provisions and (charges)/releases	(402)	(35)	(69)	—	(119)	(625)
Profit/(loss) from continuing operations before tax	850	187	128	—	(194)	971

Revenue from external customers	3,748	525	633	—	(871)	4,035
Inter-segment revenue	(636)	(124)	(102)	—	862	—
Total operating income	3,112	401	531	—	(9)	4,035

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	711	—	43	—	—	754
–Insurance, protection and investments	69	—	—	—	—	69
–Credit card fees	86	—	—	—	—	86
–Non-banking and other fees(2)	33	13	65	—	18	129
Total fee and commission income	899	13	108	—	18	1,038
Fee and commission expense	(372)	—	(24)	—	(18)	(414)
Net fee and commission income	527	13	84	—	0	624

Customer loans	171,078	7,684	18,391	4,041	3,814	205,008
Total assets(3)	178,665	10,748	18,391	4,046	69,852	281,702
Customer deposits	142,735	—	20,546	6,102	2,332	171,715
Total liabilities	143,570	2,748	20,572	6,233	92,562	265,685

Average number of full-time equivalent staff	19,669	612	2,464	804	21	23,570
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
(4)Restated to reflect the presentation of CIB as a discontinued operation, as set out in Note 43.
(5) Restated to reflect the resegmentation of the Retail Banking segment into the Retail Banking and Consumer Finance segments described above.
Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.

Annual Report 2021	Santander UK plc 172

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

3. NET INTEREST INCOME

			Group
	2021	2020(3)	2019(3)
	£m	£m	£m
Interest and similar income:
Loans and advances to customers(3)	4,619	4,745	5,130
Loans and advances to banks	52	49	137
Reverse repurchase agreements – non trading	35	118	244
Other	56	119	306
Total interest and similar income(1)	4,762	5,031	5,817
Interest expense and similar charges:
Deposits by customers	(430)	(1,011)	(1,540)
Deposits by banks	(25)	(28)	(102)
Repurchase agreements – non trading	(3)	(43)	(126)
Debt securities in issue	(252)	(440)	(678)
Subordinated liabilities	(92)	(111)	(137)
Other	(11)	(10)	(10)
Total interest expense and similar charges(2)	(813)	(1,643)	(2,593)
Net interest income	3,949	3,388	3,224

(1)This includes £22m (2020: £38m) of interest income on financial assets at FVOCI.
(2)This includes £317m (2020: £451m) of interest expense on derivatives hedging debt issuances and £3m (2020: £3m) of interest expense on lease liabilities.
(3) Restated to reflect the presentation of discontinued operations, as set out in Note 43.
4. NET FEE AND COMMISSION INCOME

			Group
	2021	2020(2)	2019(2)
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	478	484	754
Insurance, protection and investments	67	65	69
Credit cards	73	66	86
Non-banking and other fees(1)	79	65	129
Total fee and commission income	697	680	1,038
Total fee and commission expense	(411)	(361)	(414)
Net fee and commission income	286	319	624
(1) Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(2) Restated to reflect the presentation of discontinued operations, as set out in Note 43.
5. OTHER OPERATING INCOME

			Group
	2021	2020(1)	2019(1)
	£m	£m	£m
Net losses on financial instruments designated at fair value through profit or loss	(24)	(77)	(142)
Net gains on financial instruments mandatorily at fair value through profit or loss	(2)	46	70
Hedge ineffectiveness	13	20	8
Net profit on sale of financial assets at fair value through other comprehensive income	6	17	15
Income from operating lease assets	136	126	124
Other	135	13	112
	264	145	187
(1) Restated to reflect the presentation of discontinued operations, as set out in Note 43..
Assets and liabilities held at FVTPL, including derivatives, are predominantly used to provide customers with risk management solutions, and to manage and hedge the Santander UK group’s own risks, and do not give rise to significant overall net gains/(losses) in the income statement.
'Net gains on financial instruments mandatorily at FVTPL' includes fair value losses of £15m (2020: gains of £89m, 2019: losses of £42m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item and amounted to gains of £15m (2020: losses of £88m, 2019: gains of £43m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of nil (2020: £1m, 2019: £1m).
In 2019, ‘Net profit on sale of financial assets at FVOCI’ included additional consideration of £15m in connection with the 2017 Vocalink Holdings Limited shareholding sale.

Annual Report 2021	Santander UK plc 173

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Exchange rate differences recognised in the Consolidated Income Statement on items not at fair value through profit or loss were £242m income (2020: £751m expense, 2019: £1,102m income) and are presented in the line ‘Other'. These are principally offset by related releases from the cash flow hedge reserve of £358m expense (2020: £809m income, 2019: £1,013m expense) as set out in the Consolidated Statement of Comprehensive Income, which are also presented in 'Other’. Exchange rate differences on items measured at FVTPL are included in the line items relating to changes in fair value.
In 2021, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £1m ( 2020 loss of £24m, 2019: nil).
Other includes £73m of property gains from the sale of our London head office and branch properties.
6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

			Group
	31 December 2021	2020(1)	2019(1)
	£m	£m	£m
Staff costs:
Wages and salaries	745	788	801
Performance-related payments	183	97	159
Social security costs	112	101	111
Pensions costs: – defined contribution plans	64	66	66
–defined benefit plans(2)	38	38	35
Other share-based payments	—	—	—
Other personnel costs	41	33	40
	1,183	1,123	1,212
Other administration expenses	826	706	684
Depreciation, amortisation and impairment	501	561	543
Total	2,510	2,390	2,439
(1) Adjusted to reflect the presentation of discontinued operations as set out in Note 43.
(2) Pension costs for defined benefit plans include £5m for curtailment as set out in Note 30.
Staff costs
’Performance-related payments’ include bonuses paid in cash and share awards granted under the arrangements described in Note 37. Included in this are equity-settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Share awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2021			Costs expected to be recognised in 2022 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	3	5	8	9	6	15
Shares	3	5	8	8	6	14
	6	10	16	17	12	29
The following table shows the amount of bonus awarded to employees for the performance year 2021. In the case of deferred cash and share awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which these awards are subject. The deferred share award amount is based on the fair value of these awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Cash award – not deferred	156	77	—	—	156	77
–deferred	8	9	15	11	23	20
Shares award – not deferred	11	3	—	—	11	3
–deferred	8	8	14	11	22	19
Total discretionary bonus	183	97	29	22	212	119
On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and was based on a number of assumptions and the actual impact may be different. This was reflected in the income statement and in the closing net accounting surplus of the Scheme in 2018. The allowance included in the Scheme liabilities at 31 December 2021 decreased by £5m (2020: £5m, 2019: £5m) to £45m (2020: £50m, 2019: £45m) to reflect the latest assumptions. This change was recognised in other comprehensive income. Work is being undertaken by the Trustee to implement GMP equalisation.
‘Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-based payments. For more, see Note 37.
The average number of full-time equivalent staff was 19,704 (2020: 21,998, 2019: 23,570).

Annual Report 2021	Santander UK plc 174

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Depreciation, amortisation and impairment
In 2021, depreciation, amortisation and impairment included depreciation of £81m (2020: £92m, 2019: £103m) on operating lease assets (where the Santander UK group is the lessor) with a net book value of £595m at 31 December 2021 (2020: £542m, 2019: £574m). It also included depreciation of £19m (2020: £58m,2019: £60m) on right-of-use assets with a net book value of £118m at 31 December 2021 (2020: £100m, 2019: £152m).

'Other administration expenses' includes £23m (2020: £10m, 2019: £13m) expenses related to short-term leases.

In 2021, 'Depreciation, amortisation and impairment' included an impairment charge of £88m (2020:£nil) associated with branch and head office site closures as part of the transformation programme. For more, see Note 21. For the Company, in 2021 impairment associated with the closure of branches and head office sites as part of the transformation programme was £63m (2020: £0m).

7. AUDIT AND OTHER SERVICES

			Group
	2021	2020	2019
	£m	£m	£m
Audit fees:
Fees payable to the Company's auditor and its associates for the audit of the Santander UK group's annual accounts	11.2	10.0	8.0
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
– Audit of the Santander UK group's subsidiaries	0.9	1.4	1.3
Total audit fees(1)	12.1	11.4	9.3
Non-audit fees:
Audit-related assurance services	0.8	0.8	0.8
Other assurance services	0.1	0.3	0.2
Other non-audit services	0.2	0.0	0.2
Total non-audit fees	1.1	1.1	1.2

(1) 2021 audit fees included £1.2m (2020: £0.8m, 2019: £0.1m) which related to the prior year.
Audit-related assurance services mainly comprises services performed in connection with review of the financial information of the Company and reporting to the Company's UK regulators.
Of the total non-audit fees, £0.4m (2020: £0.4m, 2019: £0.6m) accords with the definition of 'Audit Fees' per US Securities and Exchange Commission (SEC) guidance, £0.7m (2020: £0.7m, 2019: £0.4m) accords with the definition of 'Audit related fees' per that guidance and £nil (2020: £nil, 2019: £0.2m) accords with the definition of 'All other fees' per that guidance.
In 2021, the Company’s auditors earned £27,000 fees (2020: £24,000, 2019: no fees) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.
In 2021, the Company's auditors earned £1.4m (2020: £1.5m, 2019: £1.5m), in relation to incremental work undertaken in support of the audit of Banco Santander SA.
8. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

			Group
	31 December 2021	2020(1)	2019(1)
	£m	£m	£m
Credit impairment (write-backs)/losses:
Loans and advances to customers	(186)	665	217
Recoveries of loans and advances, net of collection costs	(17)	(24)	(40)
Off-balance sheet exposures (See Note 29)	(30)	(3)	22
	(233)	638	199
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 29)	386	258	420
Provisions for residual value and voluntary termination	(9)	6	6
	377	264	426
	144	902	625
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 43.

In 2021 and 2020 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.

Annual Report 2021	Santander UK plc 175

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

9. TAXATION

			Group
	2021	2020(1)	2019(1)
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	401	107	254
Adjustments in respect of prior years	(24)	(24)	(25)
Total current tax	377	83	229
Deferred tax:
Charge for the year	100	34	46
Adjustments in respect of prior years	15	4	(7)
Total deferred tax	115	38	39
Tax on profit from continuing operations	492	121	268
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 43.

The standard rate of UK corporation tax was 27% for banking entities and 19% for non-banking entities (2020: 27% for banking entities and 19% for non-banking entities; 2019: 27% for banking entities and 19% for non-banking entities) following the introduction of an 8% surcharge to be applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The Santander UK group’s effective tax rate for 2021 was 26.7% (2020: 21.6%, 2019: 27.6%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate as follows:

			Group
	31 December 2021	2020(1)	2019(1)
	£m	£m	£m
Profit from continuing operations before tax	1,845	560	971
Tax calculated at a tax rate of 19% (2020: 19%, 2019: 19%)	351	106	184
Bank surcharge on profits	104	27	62
Non-deductible preference dividends paid	9	8	8
Non-deductible UK Bank Levy	14	19	24
Non-deductible conduct remediation, fines and penalties	6	(4)	44
Other non-deductible costs and non-taxable income	37	25	31
Effect of change in tax rate on deferred tax provision	9	6	(14)
Tax relief on dividends in respect of other equity instruments	(40)	(40)	(39)
Adjustment to prior year provisions	2	(26)	(32)
Tax on profit from continuing operations	492	121	268
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 43.

The UK government announced in its budget on 3 March 2021 that it would increase the main rate of corporation tax by 6% to 25% with effect from 1 April 2023. This change was substantively enacted on 24 May 2021 and, as a result, the effect has been reflected in the closing deferred tax position included in these financial statements. The comparative 2020 results reflected an increase in tax rates by 2% following an announcement in the 2020 budget to reverse a previously planned rate reduction from April 2020.
A reduction in the Bank Surcharge rate from 8% to 3% was announced in October 2021 to be effective from 1 April 2023. This change in rate was substantively enacted on 2 February 2022 and as a result, the effects of this change have not been reflected in the closing balance sheet position for deferred tax. The effect of the change, had it been substantively enacted by the balance sheet date, would be expected to reduce the tax expense for the period by £23m and reduce the deferred tax liability by £90m.

Annual Report 2021	Santander UK plc 176

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Current tax assets and liabilities
Movements in current tax assets and liabilities during the year were as follows:

		Group
	2021	2020
	£m	£m
Assets	264	200
Liabilities	—	—
At 1 January	264	200
Income statement charge (including discontinued operations)	(389)	(96)
Other comprehensive income credit	33	1
Corporate income tax paid	427	159
Other movements	12	—
	347	264
Assets	347	264
Liabilities	—	—
At 31 December	347	264

The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities, the effects of movements in deferred tax, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.
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

								Group
	Fair value of financial instruments	Pension remeasurement	Cash flow hedges	Fair value reserve	Tax losses carried forward	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	(65)	(26)	(99)	(11)	15	38	37	(111)
Income statement (charge)/credit	(58)	(67)	—	—	(7)	40	(23)	(115)
Transfers/reclassifications	—	4	(16)	1	—	(10)	(19)	(40)
Credited/(charged) to other comprehensive income	—	(419)	108	(2)	—	—	—	(313)
At 31 December 2021	(123)	(508)	(7)	(12)	8	68	(5)	(579)

At 1 January 2020	(52)	(96)	(58)	(8)	13	17	35	(149)
Income statement (charge)/credit	(13)	(63)	—	—	2	21	15	(38)
Transfers/reclassifications	—	—	12	(1)	—	—	(13)	(2)
Credited/(charged) to other comprehensive income	—	133	(53)	(2)	—	—	—	78
At 31 December 2020	(65)	(26)	(99)	(11)	15	38	37	(111)

Annual Report 2021	Santander UK plc 177

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The deferred tax assets and liabilities above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s three-year plan (described in Note 20) would not cause a reduction in the deferred tax assets recognised. At 31 December 2021, the Santander UK group had a recognised deferred tax asset in respect of UK capital losses carried forward of £5m (2020: £12m) included within tax losses carried forward. There are £nil unrecognised deferred tax assets on capital losses carried forward (2020: £nil).

10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:

	Group			Group
	2021	2020	2019	2021	2020	2019
	Pence per share	Pence per share	Pence per share	£m	£m	£m

In respect of current year – first interim	0.90	0.42	0.53	281	129	164
– second interim	3.47	—	0.49	1,077	—	151
	4.37	0.42	1.02	1,358	129	315
In 2021, an interim dividend of £1,358m (2020: £129m) was paid on the Company's ordinary shares in issue related to 2021 profit and an assessment of capital surpluses. Dividends were paid in line with our dividend policy following review and approval by the Santander UK Board.
11. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives
The Santander UK group undertakes derivative activities primarily to provide customers with risk management solutions and to manage and hedge the Santander UK group’s own risks.
The Santander UK group’s derivative activities do not give rise to significant open positions in portfolios of derivatives. Any residual position is managed to ensure that it remains within acceptable risk levels, with matching transactions used to achieve this where necessary. When entering into derivatives, the Santander UK group employs the same credit risk management procedures to assess and approve potential credit exposures that are used for traditional lending.
For information on how the Santander UK group is managing the transition to alternative benchmark interest rates, see ‘Managing IBOR transition’ in the Banking market risk section of the Risk review and Note 42.
b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2021			2020
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	11,036	159	168	14,951	395	418
Interest rate contracts	25,148	463	485	40,160	888	542
Equity and credit contracts	1,056	161	54	1,140	123	55
Total derivatives held for trading	37,240	783	707	56,251	1,406	1,015
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	590	39	—	789	84	6
Interest rate contracts	80,514	904	737	93,748	1,225	1,885
	81,104	943	737	94,537	1,309	1,891
Designated as cash flow hedges:
Exchange rate contracts	22,239	996	338	27,020	1,978	409
Interest rate contracts	21,466	180	216	19,407	467	23
	43,705	1,176	554	46,427	2,445	432
Total derivatives held for hedging	124,809	2,119	1,291	140,964	3,754	2,323
Derivative netting(1)		(1,221)	(1,221)		(1,754)	(1,754)
Total derivatives	162,049	1,681	777	197,215	3,406	1,584
(1)    Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £189m (2020: £330m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £202m (2020: £651m).

Annual Report 2021	Santander UK plc 178

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 41.
The reduction in the notional value of interest rate derivatives held for trading in 2021 reflected the completion of a series of derivative trade compressions to reduce our gross LIBOR exposure.
The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional
		Traded over the counter			Asset		Liability
	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total	Traded on recognised exchanges	Traded over the counter	Traded on recognised exchanges	Traded over the counter
2021	£m	£m	£m	£m	£m	£m	£m	£m
Exchange rate contracts	—	—	33,865	33,865	—	1,194	—	507
Interest rate contracts	—	117,559	9,569	127,128	—	326	—	216
Equity and credit contracts	—	—	1,056	1,056	—	161	—	54
	—	117,559	44,490	162,049	—	1,681	—	777

2020
Exchange rate contracts	—	—	42,760	42,760	—	2,457	—	833
Interest rate contracts	—	144,343	8,972	153,315	—	826	—	696
Equity and credit contracts	—	—	1,140	1,140	—	123	—	55
	—	144,343	52,872	197,215	—	3,406	—	1,584

Annual Report 2021	Santander UK plc 179

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
The interest rate risk component is the change in fair value of the fixed rate debt due to changes in the benchmark rate. The foreign exchange component is the change in the fair value of the fixed rate debt issuance due to changes in foreign exchange rates prevailing from the time of execution. Effectiveness is assessed by using linear regression techniques to compare changes in the fair value of the debt caused by changes in the benchmark interest rate and foreign exchange rates, with changes in the fair value of the interest rate swaps and/or cross currency swaps.
Cashflow hedges
Hedges of interest rate risk
Santander UK manages its exposure to the variability in cash flows of floating rate assets and liabilities attributable to movements in market interest rates by entering into interest rate swaps. The interest rate risk component is determined with reference to the underlying benchmark rate attributable to the floating rates asset or liability. Designated benchmark rates referenced are currently SONIA or USD LIBOR. Effectiveness is assessed by comparing changes in the fair value of the interest rate swap with changes in the fair value of the hedged item attributable to the hedged risk, applying a hypothetical derivative method using linear regression techniques.
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

IBOR Reform
Note 42 includes details of the notional value of hedging instruments by benchmark interest rate impacted by IBOR reform and the notional amounts of assets, liabilities and off-balance sheet commitments affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.

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

Annual Report 2021	Santander UK plc 180

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2021	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal amount (£m)	3,121	6,223	21,442	44,507	4,991	80,284
	Average fixed interest rate - GBP	0.59%	0.42%	0.09%	0.88%	3.13%
	Average fixed interest rate - EUR	0.51%	1.74%	1.08%	0.81%	2.61%
	Average fixed interest rate - USD	1.91%	0.96%	1.44%	2.76%	4.05%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	107	381	102	590
	Interest rate contracts - Nominal amount (£m)	—	—	—	193	37	230
	Average GBP - EUR exchange rate	—	—	1.21	1.16	1.17
	Average fixed interest rate - EUR	—%	—%	3.29%	2.03%	2.62%
Cash flow hedges:
Interest rate risk	Interest rate contracts – Nominal amount (£m)	1,010	481	871	7,669	5,137	15,168
	Average fixed interest rate - GBP	1.97%	0.44%	0.08%	1.39%	0.97%
FX risk	Exchange rate contracts- Nominal amount (£m)	2,703	936	2,057	6,715	2,124	14,535
	Interest rate contracts- Nominal amount (£m)	—	—	—	2,438	887	3,325
	Average GBP - JPY exchange rate	—	142.91	148.86	—	—
	Average GBP - EUR exchange rate	1.17	—	1.18	1.16	1.17
	Average GBP - USD exchange rate	1.34	1.34	1.33	1.34	1.39
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	620	—	840	4,765	1,479	7,704
	Interest rate contracts - Nominal amount (£m)	—	—	—	2,049	924	2,973
	Average GBP - EUR exchange rate	1.28	—	1.39	1.20	1.20
	Average GBP - USD exchange rate	—	—	—	1.61	1.38
	Average fixed interest rate – GBP	2.26%	—%	1.17%	2.72%	3.41%

2020
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal amount (£m)	2,429	7,617	27,791	47,749	7,889	93,475
	Average fixed interest rate - GBP	0.69%	0.65%	0.82%	0.73%	3.61%
	Average fixed interest rate - EUR	1.18%	0.23%	3.02%	0.98%	2.34%
	Average fixed interest rate - USD	1.87%	1.72%	2.89%	2.49%	4.16%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	132	461	196	789
	Interest rate contracts - Nominal amount (£m)	—	—	—	236	37	273
	Average GBP - EUR exchange rate	—	—	1.14	1.17	1.17
	Average fixed interest rate - EUR	—	—	4.64%	1.78%	3.56%
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	—	897	2,528	7,964	1,061	12,450
	Average fixed interest rate - GBP	—	0.46%	0.57%	1.45%	1.33%
FX risk	Exchange rate contracts- Nominal amount (£m)	1,439	2,015	3,877	7,113	1,119	15,563
	Interest rate contracts- Nominal amount (£m)	—	—	—	366	—	366
	Average GBP - JPY exchange rate	—	137.98	135.61	132.27	—
	Average GBP - EUR exchange rate	—	—	0.00	1.16	1.18
	Average GBP - USD exchange rate	1.29	1.32	1.32	1.30	—
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	732	—	2,583	6,550	1,592	11,457
	Interest rate contracts - Nominal amount (£m)	732	—	882	4,062	915	6,591
	Average GBP - EUR exchange rate	—	—	1.35	1.25	1.20
	Average GBP - USD exchange rate	1.46	—	0.00	1.61	1.38
	Average fixed interest rate - GBP	2.01%	—	3.18%	2.48%	3.39%

Annual Report 2021	Santander UK plc 181

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 182

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2021	2020	2019
	£m	£m	£m
Fair value hedging:
Gains/(losses) on hedging instruments	852	(299)	(360)
(Losses)/gains on hedged items attributable to hedged risks	(800)	365	414
Fair value hedging ineffectiveness	52	66	54
Cash flow hedging ineffectiveness	(39)	(46)	(46)
	13	20	8

Hedge ineffectiveness can be analysed by risk category as follows:

						Group
			2021			2020
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
	£m	£m	£m	£m	£m	£m
Fair value hedges:
Interest rate risk	874	(834)	40	(358)	385	27
Interest rate/FX risk	(22)	34	12	59	(20)	39
	852	(800)	52	(299)	365	66

									Group
					2021				2020
		Hedging Instruments				Hedging Instruments
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI	Recognised in Income Statement	Reclassified from reserves to income	Change in FV	Recognised in OCI	Recognised in Income Statement	Reclassified from reserves to income
		£m	£m	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk	Net interest income	(317)	305	(12)	73	185	(179)	6	33
FX risk	Net interest income/other operating income	(54)	54	—	(158)	(42)	38	(4)	2
Interest rate/FX risk	Net interest income/other operating income	(541)	514	(27)	(273)	782	(830)	(48)	773
		(912)	873	(39)	(358)	925	(971)	(46)	808

Annual Report 2021	Santander UK plc 183

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

In 2021, cash flow hedge accounting of £14m (2020: £4m) had to cease due to the hedged cash flows no longer being expected to occur.
The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2021	2020
	£m	£m
Balance at 1 January	644	481
Effective portion of changes in fair value:
– Interest rate risk	(305)	179
– Foreign currency risk	(54)	(38)
– Equity risk	—	—
– Interest rate/foreign currency risk	(514)	830
	(873)	971
Income statement transfers
– Interest rate risk	(73)	(33)
– Foreign currency risk	158	(2)
– Equity risk	—	—
– Interest rate/foreign currency risk	273	(773)
	358	(808)
Balances at 31 December	129	644

Annual Report 2021	Santander UK plc 184

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2021					2020
		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	58,455	—	80	491	(1,092)	54,118	—	1,189	892	334
Other financial assets at amortised cost	160	—	2	3	(12)	772	—	36	13	121
Reverse repurchase agreements – non trading	9,570	—	(5)	—	(6)	12,149	—	1	—	3
Other financial assets at FVOCI	3,728	23	—	47	(112)	5,129	155	—	74	88
Deposits by customers	(1,665)	(46)	—	(44)	104	(7,309)	(158)	(10)	(77)	(73)
Deposits by banks	—	—	—	—	—	—	—	—	—	—
Debt securities in issue	(2,567)	(140)	(114)	(185)	235	(5,885)	(375)	(137)	(239)	(61)
Subordinated liabilities	(293)	(75)	(8)	(70)	49	(636)	(185)	(41)	(166)	(27)
Interest rate/FX risk:
Other financial assets at FVOCI	227	—	—	1	(20)	299	5	—	—	15
Debt securities in issue	(423)	(55)	—	(47)	55	(621)	(94)	—	(76)	(34)
Subordinated liabilities	2	2	—	2	(1)	3	3	—	3	(1)
	67,194	(291)	(45)	198	(800)	58,019	(649)	1,038	424	365

							Group
				2021			2020
		Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
	Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:	Loans and advances to customers	235	(135)	(2)	(183)	165	1
	Cash and balances at central banks	71	(79)	—	(2)	1	—
	Reverse repurchase agreements – non trading	—	—	—	(2)	1	—
	Deposits by banks	(1)	1	—	7	(2)	—
	Debt securities in issue	—	—	—	—	—	—
	Repurchase agreements – non trading	—	—	—	1	(1)	—
FX risk:	Other financial assets at FVOCI	(195)	(1)	—	40	6	—
	Not applicable – highly probable forecast transactions	149	1	—	33	3	—
	Deposits by customers	9	9	10	(5)	14	—
	Deposits by banks	—	—	—	—	—	—
	Debt securities in issue	85	57	(4)	(15)	(60)	—
	Repurchase agreements – non trading	6	—	—	(15)	—	—
Equity risk:	Other liabilities	—	—	—	—	—	—
Interest rate/FX risk:	Debt securities in issue/loans and advances to customers	410	105	(4)	(569)	236	(2)
	Deposits by customers	93	38	—	(132)	87	—
	Subordinated liabilities/loans and advances to customers	11	133	80	(130)	194	—
		873	129	80	(972)	644	(1)

Annual Report 2021	Santander UK plc 185

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 186

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2021	2020
	£m	£m
Loans and advances to customers:
Loans to housing associations	12	13
Other loans	62	86
	74	99
Debt securities	111	109
	185	208

For the Santander UK group, other financial assets at FVTPL comprised £12m (2020: £13m) of financial assets designated at FVTPL and £173m (2020: £195m) of financial assets mandatorily held at FVTPL.
Loans and advances to customers principally represented other loans, being a portfolio of roll-up mortgages. These are managed, and have their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management. Since 2009, the Santander UK group’s policy has been not to designate similar new loans at FVTPL.
The net (loss)/gain in the year attributable to changes in credit risk for loans and advances at FVTPL was £nil (2020: £nil, 2019: £nil). The cumulative net loss attributable to changes in credit risk for loans and advances at FVTPL at 31 December 2021 was £2m (2020: £2m).

13. LOANS AND ADVANCES TO CUSTOMERS

	Group
	2021	2020
	£m	£m
Loans secured on residential properties	174,712	166,714
Corporate loans	19,282	23,613
Finance leases	3,916	6,554
Secured advances	—	—
Other unsecured loans	9,404	9,933
Accrued interest and other adjustments	452	861
Amounts due from fellow Banco Santander subsidiaries and joint ventures	3,175	2,425
Amounts due from Santander UK Group Holdings plc	6	7
Amounts due from subsidiaries	—	—
Loans and advances to customers	210,947	210,107
Credit impairment loss allowances on loans and advances to customers	(828)	(1,303)
RV and voluntary termination provisions on finance leases	(25)	(54)
Net loans and advances to customers	210,094	208,750
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.

Finance lease and hire purchase contract receivables may be analysed as follows:

						Group
	2021			2020
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	1,906	(5)	1,901	3,468	(297)	3,171
Later than one year and not later than two years	1,324	(200)	1,124	1,829	(173)	1,656
Later than two years and not later than three years	771	(141)	630	1,099	(106)	993
Later than three years and not later than four years	343	(82)	261	575	(55)	520
Later than four years and not later than five years	38	(38)	—	231	(25)	206
Later than five years	—	—	—	8	—	8
	4,382	(466)	3,916	7,210	(656)	6,554

Annual Report 2021	Santander UK plc 187

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,510m (2020: £3,552m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of £nil (2020: £nil, 2019: £nil) was earned in the year, which was classified in ‘Interest and similar income’. Finance income on the net investment in finance leases was £243m (2020: £308m, 2019: £299m).
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
At 31 December 2021 and 2020, the Santander UK group had contracted with lessees for the following future undiscounted minimum lease payments receivable under operating leases.

	Group
	2021	2020
	£m	£m
No later than one year	31	17
Later than one year and not later than two years	27	16
Later than two years and not later than three years	21	15
Later than three years and not later than four years	15	11
Later than four years and not later than five years	11	10
Later than five years	28	29
	133	98
14. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection transactions.
The Santander UK group uses structured entities to securitise some of the mortgage and other loans to customers that it originates. The Santander UK group also issues covered bonds, which are guaranteed by, and secured against, a pool of the Santander UK group’s mortgage loans transferred to Abbey Covered Bonds LLP. The Santander UK group issues mortgage-backed securities, other asset-backed securities and covered bonds mainly in order to obtain diverse, low-cost funding, but also to use as collateral for raising funds via third party bilateral secured funding transactions or for liquidity purposes in the future. The Santander UK group has successfully used bilateral secured transactions as an additional form of medium-term funding; this has allowed the Santander UK group to further diversify its medium-term funding investor base.
Loans and advances to customers include portfolios of residential mortgage loans, and receivables derived from credit agreements with retail customers for the purchases of financed vehicles, which are subject to non-recourse finance arrangements. These loans and receivables have been purchased by, or assigned to, structured entities or Abbey Covered Bonds LLP, and have been funded primarily through the issue of mortgage-backed securities, other asset-backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The structured entities and Abbey Covered Bonds LLP are consolidated as subsidiary undertakings. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the structured entities.
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
ii) Other securitisation structures
The Santander UK group also makes use of auto loan securitisations, whereby a pool of auto loans originated by a member of the Santander UK group is sold to a special purpose vehicle by the asset originator. The special purpose vehicle funds the purchase of the auto loans by issuing asset-backed securities to third-party investors. A proportion of the securities are also retained by members of the Santander UK group. Members of the Santander UK group also receive payments from the special purpose vehicle in respect of fees for administering the auto loans, and payment of deferred consideration for the sale of the auto loans. The seller has no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by the Seller at the time of transfer are breached and, in certain cases, if there has been a subsequent variation in the terms of the underlying auto loan not permitted under the sale agreement.

Annual Report 2021	Santander UK plc 188

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

b) Covered bonds
Santander UK plc also issues covered bonds, which are its direct, unsecured and unconditional obligation. The covered bonds benefit from a guarantee from Abbey Covered Bonds LLP. Santander UK plc makes a term advance to Abbey Covered Bonds LLP equal to the sterling proceeds of each issue of covered bonds. Abbey Covered Bonds LLP uses the proceeds of the term advance to purchase portfolios of residential mortgage loans and their security from Santander UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment, but which would otherwise be unpaid by Santander UK plc.
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2021 and 2020 are listed below.

	Gross assets		External notes in issue		Notes issued to Santander UK plc/subsidiaries as collateral
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	2,294	3,073	430	829	183	334
–Fosse	2,154	2,258	288	290	1,402	1,402
–Langton	—	2,782	—	—	—	2,355
	4,448	8,113	718	1,119	1,585	4,091
Other asset-backed securitisation structures:
–Motor	38	189	41	104	—	97
–Auto ABS UK Loans	—	1,460	—	1,107	—	361
	38	1,649	41	1,211	—	458
Total securitisation programmes	4,486	9,762	759	2,330	1,585	4,549
Covered bond programmes
–Euro 35bn Global Covered Bond Programme	15,713	23,670	12,760	19,285	—	—
Total securitisation and covered bond programmes (See Note 26)	20,199	33,432	13,519	21,615	1,585	4,549
Auto ABS UK Loans was held in PSA Finance UK Limited (PSA), which was a subsidiary of the Santander UK group. On 30 July 2021, the Santander UK group through Santander Consumer (UK) plc sold its entire 50% shareholding in PSA Finance UK Limited to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA, the auto finance arm of Group PSA Peugeot Citroën. For more on PSA, see Note 19.
The following table sets out the internal and external issuances and redemptions in 2021 and 2020 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	2021	2020	2021	2020	2021	2020	2021	2020
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
–Holmes	—	—	—	—	0.2	0.3	0.4	0.9
–Langton	—	—	—	—	2.4	—	—	—
Other asset-backed securitisation structures:
–Motor	—	—	—	—	0.1	0.1	0.1	0.2
–Auto ABS UK Loans	—	—	—	0.3	0.1	—	0.1	0.1
Covered bond programme	—	—	—	3.0	—	—	6.5	2.7
	—	—	—	3.3	2.8	0.4	7.1	3.9
In 2021, all the remaining Langton bonds were redeemed and all the remaining associated mortgages were repurchased by Santander UK plc. There was no gain or loss on redemption.
Issuances and redemptions for Auto ABS UK Loans are included until 30 July 2021, the date on which the Santander UK Group sold its entire shareholding in PSA Finance UK Limited.
Holmes Funding Ltd has a beneficial interest of £0.5bn (2020: £1.0bn) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1.6bn (2020: £1.7bn) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
Langton Funding (No.1) Ltd has a beneficial interest of £nil (2020: £2.4bn) in the residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd, following the redemption of the remaining Langton bonds and repurchase of the associated mortgages by Santander UK plc. At 31 December 2021, Langton Mortgage Trustee (UK) Ltd was in the process of being liquidated, and all residential mortgage loans previously held by Langton Mortgage Trustee (UK) Ltd had been repurchased by Santander UK plc. At 31 December 2020, the remaining share of the beneficial interest in residential mortgage loans held by Langton Mortgage Trustee (UK) Ltd belonged to Santander UK plc.
The Holmes securitisation companies have cash deposits of £60m (2020: £186m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.

Annual Report 2021	Santander UK plc 189

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

15. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION
The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of those financial assets. Transferred financial assets that do not qualify for derecognition consist of (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and (iii) loans that have been securitised under arrangements by which the Santander UK group retains a continuing involvement in such transferred assets. .
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
The Santander UK group securitisation transfers do not qualify for derecognition. The Santander UK group remains exposed to credit risks arising from the mortgage loans or credit agreements and has retained control of the transferred assets. Circumstances in which the Santander UK group has continuing involvement in the transferred assets may include retention of servicing rights over the transferred assets (the servicing fee in respect of which is dependent on the amount or timing of the cash flows collected from, or the non-performance of, the transferred assets), entering into a derivative transaction with the securitisation vehicle, retaining an interest in the securitisation vehicle or providing a cash reserve fund. Where the Santander UK group has continuing involvement, it continues to recognise the transferred assets to the extent of its continuing involvement and recognises an associated liability. The net carrying amount of the transferred assets and associated liabilities reflects the rights and obligations that the Santander UK group has retained.
The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2021		2020
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	171	(172)	1,597	(1,340)
Securities lending agreements	1,892	(1,742)	918	(752)
Securitisations (See Notes 14 and 26)	4,486	(759)	6,980	(2,330)
	6,549	(2,673)	9,495	(4,422)

16. REVERSE REPURCHASE AGREEMENTS – NON TRADING

		Group
	2021	2020
	£m	£m
Agreements with banks	447	1,258
Agreements with customers	12,236	18,341
	12,683	19,599

17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2021	2020
	£m	£m
Asset backed securities	443	491
Debt securities	63	672
	506	1,163

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

Annual Report 2021	Santander UK plc 190

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

18. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

		Group
	2021	2020
	£m	£m
Debt securities	5,833	8,929
Loans and advances to customers	18	21
	5,851	8,950

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

19. INTERESTS IN OTHER ENTITIES

		Group
	2021	2020
	£m	£m
Subsidiaries	—	—
Joint Ventures	201	172
0	201	172

The Santander UK group consists of a parent company, Santander UK plc, incorporated and domiciled in the UK and a number of subsidiaries and joint ventures held directly and indirectly by it.
a) Interests in subsidiaries
The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration.

Annual Report 2021	Santander UK plc 191

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Subsidiaries with significant non-controlling interests
The only subsidiary with significant non-controlling interests was PSA Finance UK Limited (PSA), which operates in the UK. On 30 July 2021, Santander UK through Santander Consumer (UK) plc sold its entire 50% shareholding in PSA to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA, the auto finance arm of Group PSA Peugeot Citroën. The impact of the sale was to derecognise total assets of £3.2bn, total liabilities of £2.9bn and a non-controlling interest of £0.15bn. No material gain or loss arose on sale. In 2021, until the date of sale, and 2020, the proportion of ownership interests and voting rights held by non-controlling interests was 50%.

	2021	2020
	£m	£m
Profit attributable to non-controlling interests	19	19
Accumulated non-controlling interests of the subsidiary	—	162
Dividends paid to non-controlling interests	—	15
Summarised financial information:
Total assets	—	3,451
Total liabilities	—	3,127
Profit for the year	—	38
Total comprehensive income for the year	—	33

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
Motor Securities 2018-1 Designated Activity Company (Motor 2018)
Motor 2018 is a credit protection entity, and a Designated Activity Company limited by shares, incorporated in Ireland. It has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entity sells credit protection to Santander UK in respect of the referenced loans and, in return for a fee, is liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans. Motor 2018 is consolidated as Santander UK holds a variable interest by retaining the junior tranche of notes issued by the entity.
b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. As set out in the accounting policies in Note 1, interests in joint ventures are accounted for using the equity method. In 2021, Santander UK’s share in the profit after tax of its joint ventures was £22m (2020: £20m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2021, the carrying amount of Santander UK’s interest was £201m (2020: £172m). At 31 December 2021 and 2020, the joint ventures had no commitments and contingent liabilities.
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
i) Santander (UK) Common Investment Fund
The Santander (UK) Common Investment Fund (the Fund) is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by Santander UK, but its assets of £14,100m (2020: £13,553m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 30. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established three (2020: three) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans. Senior credit linked notes, which amounted to £1,184m (2020: £2,160m), are issued to, and held by, Santander UK. Junior credit linked notes, which amounted to £619m (2020: £678m), are all held by third party investors and suffer the first losses incurred in the referenced portfolios. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection.
The senior credit linked notes, along with the deposits and associated guarantees, are presented on a net basis, to reflect a legal right of set-off between the principal amounts of senior notes and the cash deposits. Deposits and associated guarantees in respect of the junior credit linked notes are included in ‘Deposits by customers’ (see Note 23). The entities are not consolidated by Santander UK because the third-party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities. No assets are transferred to, or income received from, these entities. Since the credit linked notes (including those held by Santander UK) are fully cash collateralised, Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the entities in connection with the credit protection outlined above.
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

Annual Report 2021	Santander UK plc 192

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

20. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Net book value
	£m	£m	£m
At 31 December 2020, 1 January 2021 and 31 December 2021	1,269	(66)	1,203

Impairment of goodwill
In 2021 and 2020, no impairment of goodwill was recognised. Goodwill is tested for impairment annually at 30 November, with a review for impairment indicators at 30 June and 31 December. Goodwill is tested for impairment if reviews identify an impairment indicator or when events or changes in circumstances dictate. Impairment is required where the book value of goodwill exceeds its recoverable amount.
The annual review identified the continuing uncertainty due to the Covid-19 pandemic and its potential impact on the carrying value of goodwill as impairment indicators for all cash-generating units (CGUs). As a result, management updated the impairment test at 31 December 2021 for all CGUs.

Basis of the recoverable amount
The recoverable amount of all CGUs was determined based on its value in use (VIU) methodology at each testing date. For each CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each CGU are set out below. The Retail Banking segment consists of the Private Banking CGU and the rest of Retail Banking, known as the Personal Financial Services CGU.
Key assumptions in the Value in use calculation

		Goodwill		Discount rate	Growth rate beyond initial cash flow projections
	2021	2020	2021	2020	2021	2020
CGU	£m	£m	%	%	%	%
Personal Financial Services	1,169	1,169	13.6	13.6	1.6	1.6
Private Banking	30	30	16.3	8.9	1.6	1.6
Other	4	4	13.6	13.6	1.6	1.6
	1,203	1,203

The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macro-economic outlook. For the goodwill impairment tests conducted at 31 December 2021, the determination of the carrying value of the Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2023. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of Covid-19 on the UK economic environment and the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2021, see the Credit risk – Santander UK group level section of the Risk review. The cash flow projections take into account the likely impact of future climate change.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2021.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (CAPM). The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. In determining the discount rate, management have identified the cost of equity associated with market participants that closely resemble our CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. As the discount rate is derived from market data, it takes into account the likely impact of future climate change.
Growth rate beyond initial cash flow projections
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the cash flows in perpetuity because of the long-term perspective of CGUs. In line with the accounting requirements, management uses the UK Government’s official estimate of UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business. The estimated UK long-term average GDP growth rate has regard to the long-term impact of inherent uncertainties, such as Brexit, climate change and Covid-19.

Goodwill arising on the acquisition of Personal Financial Services and Private Banking
The VIU of each CGU remains higher than the carrying value of the related goodwill. The VIU review at 31 December 2021 did not indicate the need for an impairment in the Company’s goodwill balances. Management considered the level of headroom and the uncertainty relating to the respective estimates of the VIU for those CGUs but determined that there was a sufficient basis to conclude that no impairment was required.

Annual Report 2021	Santander UK plc 193

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Sensitivities of key assumptions in calculating the
At 31 December 2021 and 31 December 2020, the VIU of the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount.
The table below presents a summary of the key assumptions underlying the most sensitive inputs to the model for the Personal Financial Services CGU, the key risks associated with each and details of a reasonably possible change in assumptions. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.
The VIU calculation is not sensitive overall to the UK long-term average GDP growth rate assumption given the amount of headroom as the increased profit after tax generated by growth of the business is mostly offset by the need to retain more profit to meet increased regulatory capital requirements driven by the growth in assets. No reasonably possible change in the growth rate assumption would have resulted in an impairment.
Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	Cash flow projections	–BoE Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Persistent low interest rate environment –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 5% (2020: 5%).
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points (2020: 100 basis points).

At 31 December 2021 and 31 December 2020, a reasonably possible change in the key assumptions in relation to the VIU calculation for the goodwill balance in the Personal Financial Services CGU would have resulted in an impairment as follows.

		Impairment
		2021	2020
CGU	Reasonably possible change	£m	£m
Personal Financial Services	Cash flow projections decrease by 5% (2020: 5%)	—	—
	Discount rate increases by 100 basis points (2020: 100 basis points)	276	—

Sensitivity of Value in use changes to current assumptions to achieve nil headroom
Although there was no impairment of goodwill at 31 December 2021, the test for the Personal Financial Services CGU remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
In 2021, there was a decrease in headroom arising from a higher capital allocation to our Retail Banking business which was partially offset by higher profitability.

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

2021	Carrying value	Value in use	Headroom	Increase in post tax discount rate	Decrease in cash flows
CGU	£m	£m	£m	bps	%
Personal Financial Services	8,433	9,100	667	68	7

2020
Personal Financial Services	6,758	8,602	1,844	239	22

Annual Report 2021	Santander UK plc 194

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

b) Other intangibles

			Group
		Accumulated amortisation/ impairment	Net book value
	Cost
	£m	£m	£m
At 1 January 2021	1,304	(861)	443
Additions	84	—	84
Disposals	(54)	53	(1)
Charge	—	(158)	(158)
Impairment	—	(26)	(26)
At 31 December 2021	1,334	(992)	342

At 1 January 2020	1,249	(686)	563
Additions	102	—	102
Disposals	(47)	47	—
Charge	—	(197)	(197)
Impairment	—	(25)	(25)
At 31 December 2020	1,304	(861)	443
Other intangibles which consist of computer software, include computer software under development of £83m (2020: £99m), of which £31m is internally generated (2020: £68m). For the Company, all computer software is externally generated.

The impairment charge of £26m (2020: £25m) relates to computer software no longer expected to yield future economic benefits as it has become obsolete.

Annual Report 2021	Santander UK plc 195

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

21. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(2)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2021	1,272	1,375	436	720	218	4,021
Additions	126	26	—	284	65	501
Disposals	(420)	(352)	(2)	(249)	(29)	(1,052)
At 31 December 2021	978	1,049	434	755	254	3,470
Accumulated depreciation:
At 1 January 2021	489	1,068	434	178	118	2,287
Charge for the year(1)	32	86	1	81	19	219
Impairment during the year	46	28	—	—	23	97
Disposals	(233)	(325)	(1)	(99)	(23)	(681)
At 31 December 2021	334	857	434	160	137	1,922
Net book value	644	192	—	595	117	1,548

Cost:
At 1 January 2020	1,270	1,436	439	738	212	4,095
Additions	61	43	2	185	8	299
Disposals	(59)	(104)	(5)	(203)	(2)	(373)
At 31 December 2020	1,272	1,375	436	720	218	4,021
Accumulated depreciation:
At 1 January 2020	454	1,016	434	164	60	2,128
Charge for the year(1)	55	111	—	92	58	316
Impairment during the year	24	—	—	—	—	24
Disposals	(44)	(59)	—	(78)	—	(181)
At 31 December 2020	489	1,068	434	178	118	2,287
Net book value	783	307	2	542	100	1,734
(1)Following a review of the estimated useful lives of property as part of Santander UK's transformation program, the charge for the period includes accelerated property depreciation of £9m (2020: £9m).
(2)Property, plant and equipment includes assets under construction of £106m (2020: £55m).

Annual Report 2021	Santander UK plc 196

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

In Q2 2021, we sold our current head office site in Triton Square, London to a wholly owned subsidiary of Banco Santander SA. Property, office fixtures and equipment and right-of-use assets were impaired in the period as a result of our multi-year transformation project. The impairment relates to leasehold properties within the scope of our branch network restructuring programme and head office sites which are either closing or consolidating.
As part of our plan to be the best bank to work for in the UK, we are building a new head office in Milton Keynes to meet the flexible needs of a modern workforce. It represents a planned investment of more than £200m, funded from existing resources. Site works began in Q1 2020 with practical completion expected in March 2023. Expenditure at 31 December 2021 was approximately £57m.

22. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2021	2020
	£m	£m
US$30bn Euro Medium Term Note Programme	5	102
Structured Notes Programmes	413	805
Eurobonds	142	150
Structured deposits	223	375
Collateral and associated financial guarantees	20	2
	803	1,434

For the Santander UK group all (2020: all) of the other financial liabilities at FVTPL were designated as such.
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
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £12m (2020: £3m loss, 2019: £77m loss). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2021 was £10m (2020: £3m).
At 31 December 2021, the amount that would be required to be contractually paid at maturity of the securities above was £nil higher (2020: £11m lower) than the carrying value.

23. DEPOSITS BY CUSTOMERS

		Group
	2021	2020
	£m	£m
Demand and time deposits(1)	185,843	185,879
Amounts due to other Santander UK Group Holdings plc subsidiaries	59	59
Amounts due to Santander UK Group Holdings plc(2)	5,874	7,883
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,150	1,314
	192,926	195,135
(1)Includes equity index-linked deposits of £549m (2020: £577m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £549m and £2m (2020: £577m and £2m) respectively.
(2)Includes downstreamed funding from our immediate parent company Santander UK Group Holdings plc.

24. DEPOSITS BY BANKS

		Group
	2021	2020
	£m	£m
Items in the course of transmission	414	375
Deposits held as collateral	931	2,063
Other deposits(1)	32,507	18,519
Amounts due to Santander UK subsidiaries	3	1
	33,855	20,958
(1)Includes drawdown from the TFS of £0.0bn (2020: £6.3bn) and drawdown from the TFSME of £31.9bn (2020: £11.7bn).

Annual Report 2021	Santander UK plc 197

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

25. REPURCHASE AGREEMENTS – NON TRADING

		Group
	2021	2020
	£m	£m
Agreements with banks	4,145	6,358
Agreements with customers	7,573	9,490
	11,718	15,848

26. DEBT SECURITIES IN ISSUE

	Group
	2021	2020
	£m	£m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	1,405	1,694
– Euro 30bn Euro Medium Term Note Programme(1)	1,261	1,061
–US SEC-registered Debt Programme – Santander UK plc(2)	4,185	5,457
	6,851	8,212
Euro 35bn Global Covered Bond Programme (See Note 14)	12,760	19,285
US$20bn Commercial Paper Programmes	2,704	2,824
Certificates of deposit	2,387	2,858
Credit linked notes	59	57
Securitisation programmes (See Note 14)	759	2,330
	25,520	35,566
(1) Restated for 2020 to reclassify £673m previously disclosed as Euro 750m Senior Unsecured Notes to Euro 30bn Euro Medium Term Note Programme due to an administrative error.
(2) Restated for 2020 to reclassify £734m previously disclosed as US$1bn Senior Unsecured Notes to US SEC-registered Debt Programme - Santander UK plc due to an administrative error.

27. SUBORDINATED LIABILITIES

	Group
	2021	2020
	£m	£m
£325m Sterling preference shares	344	344
Undated subordinated liabilities	240	557
Dated subordinated liabilities	1,644	1,655
	2,228	2,556

In 2021, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £1m. In 2020, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £24m.

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
In 2021 and 2020, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

Annual Report 2021	Santander UK plc 198

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Undated subordinated liabilities

			Group
		2021	2020
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	35	352
		240	557
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
Dated subordinated liabilities

	Group
		2021	2020
	Maturity	£m	£m
5% Subordinated notes (US$1,500m)	2023	548	542
4.75% Subordinated notes (US$1,000m)	2025	541	536
7.95% Subordinated notes (US$1,000m)	2029	221	242
6.50% Subordinated notes	2030	28	31
5.875%Subordinated notes	2031	9	10
5.625%Subordinated notes (US$500m)	2045	297	294
		1,644	1,655

The dated subordinated liabilities are redeemable in whole at the option of Santander UK plc in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

28. OTHER LIABILITIES

		Group
	2021	2020
	£m	£m
Lease liabilities	132	97
Other	2,057	2,240
	2,189	2,337

Annual Report 2021	Santander UK plc 199

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

29. PROVISIONS

	Group
	Customer remediation(2)	Litigation and other regulatory(2)	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other(2)	Total

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	69	198	34	45	75	39	4	464
Additional provisions (See Note 8)	25	72	52	52	—	80	109	390
Provisions released (See Note 8)	—	—	—	(2)	(30)	—	(2)	(34)
Utilisation and other	(50)	(104)	(98)	(21)	(7)	(91)	(98)	(469)
Recharge(1)	—	—	13	—	—	—	—	13
At 31 December 2021	44	166	1	74	38	28	13	364
(1)    Recharge in respect of the UK Bank Levy paid on behalf of other UK entities in the Banco Santander group
(2) For 2021, operational loss provisions as they relate to customer accounts are included in 'Customer remediation', and 'Restructuring' provisions are now shown separately. As a result, provisions of £61m, £121m and £39m at 1 January 2021 have been reclassified from 'Regulatory and other' to 'Customer remediation', 'Litigation and other regulatory' and 'Restructuring' provisions, respectively, and £8m and £76m of 'Conduct remediation' provisions at 1 January 2021 have been reclassified to 'Customer remediation' and 'Litigation and other regulatory' provisions, respectively.
Provisions expected to be settled within no more than 12 months after 31 December 2021 were £180m (2020: £323m).

In 2021, the analysis of the provisions balance in the table above was enhanced to reflect its changing composition. PPI and Other products were combined with operational loss provisions relating to customer accounts which were previously included in 'Regulatory and Other' to give a clearer view of the overall 'Customer remediation' provision. Restructuring provisions relating to redundancy costs associated with transformation and organisational changes previously included in 'Regulatory and Other' are now shown separately to provide better insight.

Annual Report 2021	Santander UK plc 200

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

a) Customer remediation
Customer remediation provisions included the estimated cost of making redress payments with respect to the past sales of products and systems issues, as well as operational loss provisions relating to customers' accounts.
At 31 December 2021, there was no provision remaining for PPI redress and related costs (2020: £59m).

An additional provision of £16m was recognised in December 2021 for interest and fees charged on discount plans. The remaining customer remediation provisions relate to sales of other products, primarily in regard to mortgage endowments, and other system issues around interest and fee charging, including an amount of £6m (2020: £47m) that arose from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the Consumer Credit Act (CCA). As detailed in Note 31, there are aspects of the issue which remain under review.

b) Litigation and other regulatory
Litigation and other regulatory provisions principally comprised amounts in respect of litigation and other regulatory charges, operational loss and operational risk provisions, and related expenses. A number of uncertainties exist with respect to these provisions given the uncertainties inherent in litigation and other regulatory matters, that affect the amount and timing of any potential outflows with respect to which provisions have been established. These provisions are reviewed at least quarterly.
Although the deadline for bringing PPI complaints has passed, customers can still commence Plevin related litigation. An increase in provision of £21m has been made for the best estimate of any obligation to pay compensation in respect of current stock and estimated future claims. There are ongoing factual issues to be resolved regarding such litigation which may have legal consequences including the volume and quality of future litigation claims. As a result, the extent of the potential liability and amount of any compensation to be paid remains uncertain.
The balance also included an amount in respect of our best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 31. No further information on the best estimate is provided on the basis that it would be seriously prejudicial.
In 2021 there were charges of £29m for legal provisions and £22m for other regulatory issues.
c) Bank Levy
A rate of 0.10% applies for 2021 (2020: 0.14%).

d) Property
Property provisions include leasehold vacant property provisions, dilapidation provisions for leased properties within the scope of IFRS 16, and decommissioning and disposal costs relating to vacant freehold properties. Leasehold vacant property provisions are made by reference to an estimate of any expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market.
Property provisions included £52m of transformation charges in 2021. These relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets. These charges consist of costs relating to leasehold properties within the scope of our branch network restructuring programme and head office closures. They also include decommissioning costs relating to freehold head office sites which are either closing or consolidating.

e) ECL on undrawn facilities and guarantees
Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments. Off balance sheet ECL of £7m was included in the transfer of the CIB business of Santander UK SLB.

f) Restructuring
Restructuring provisions relate to severance costs associated with transformation and organisational changes. The provision includes a charge of £76m as part of our multi-year transformation programme to improve future returns, focused on simplifying, digitising and automating the bank.
g) Other
Other provisions include provisions that do not fit into any of the other categories, such as fraud losses and some categories of operational losses.
In 2021 there were charges for operational risk provisions of £94m, including Authorised Push Payment fraud losses.

Annual Report 2021	Santander UK plc 201

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

30. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

		Group
	2021	2020
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	1,572	495
Funded defined benefit pension scheme - deficit	—	(361)
Unfunded pension and post-retirement medical benefits	(37)	(42)
Total net assets	1,535	92

Remeasurement losses/(gains) recognised in other comprehensive income during the year were as follows:

			Group
	2021	2020	2019
	£m	£m	£m
Pension remeasurement	(1,264)	505	522

a) Defined contribution pension plans
The majority of employees are members of a defined contribution Master Trust, LifeSight. This is the plan into which eligible employees are enrolled automatically. The assets of LifeSight are held in separate trustee-administered funds. Funds arising from Additional Voluntary Contributions (AVCs) are largely held within the main defined benefit scheme operated by the Santander UK group.
An expense of £64m (2020: £66m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses (see Note 6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the Scheme). It comprises seven legally segregated sections. The Scheme covers 11% (2020: 11%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme. The Trustee board comprises five (2020:five) Directors selected by Santander UK Group Holdings plc, plus five (2020: five) member-nominated Directors selected from eligible members who apply for the role.
The assets of the funded schemes including the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the sections of the Scheme remains under regular review. Investment decisions are delegated by the Trustee to a common investment fund, managed by Santander (CF Trustee) Limited, a private limited company owned by five Trustee directors, three appointed by Santander UK plc and two by the Trustee. The Santander (CF Trustee) Limited directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Scheme. Ultimate responsibility for investment policy and strategy rests with the Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles. The defined benefit pension schemes expose the Santander UK group to risks such as investment risk, interest rate risk, longevity risk and inflation risk. The Santander UK group does not hold any insurance policies over the defined benefit pension schemes and has not entered into any significant transactions with them.
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
The main differences between the assumptions used for assessing the defined benefit liabilities for the funding valuation and those used for IAS 19 is that the financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.

Annual Report 2021	Santander UK plc 202

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The total amount charged to the income statement was as follows:

			Group
	2021	2020	2019
	£m	£m	£m
Net interest income	(5)	(10)	(23)
Current service cost	38	36	34
Past service and GMP costs	—	1	1
Past service curtailment costs	5	—	—
Administration costs	8	8	8
	46	35	20
On 26 October 2018, the High Court handed down a judgement concluding that defined benefit schemes should equalise pension benefits for men and women in relation to GMP and concluded on the methods that were appropriate. The estimated increase in liabilities at the date of the judgement was £40m and was based on a number of assumptions and the actual impact may be different. This was reflected in the income statement and in the closing net accounting surplus of the Scheme in 2018. The allowance included in the Scheme liabilities at 31 December 2021 decreased by £5m (2020: £5m, 2019: £5m) to £45m (2020: £50m, 2019: £45m) to reflect the latest assumptions. This change was recognised in other comprehensive income. Work is being undertaken by the Trustee to implement GMP equalisation.
On 20 November 2020, a further court ruling on the GMP equalisation case took place on the issue of whether or not there is an obligation to equalise transfers that occurred prior to October 2018. It was concluded that historic transfers should be equalised. The potential additional liability was estimated and was not material. As a result, no additional liability has been recognised.
Past service curtailment costs of £5m were recognised in 2021 in connection with redundancies arising from branch closures and rationalisation of office sites.

The amounts recognised in other comprehensive income were as follows:

			Group
	2021	2020	2019
	£m	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	(454)	(1,328)	(855)
Actuarial (gains)/losses arising from changes in demographic assumptions	(17)	34	42
Actuarial gains arising from experience adjustments	(19)	(141)	(42)
Actuarial (gains)/losses arising from changes in financial assumptions	(774)	1,940	1,377
Pension remeasurement	(1,264)	505	522

Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2021	2020
	£m	£m
At 1 January	(13,887)	(12,158)
Current service cost paid by Santander UK plc	(29)	(24)
Current service cost paid by subsidiaries	(9)	(12)
Current service cost paid by fellow Banco Santander subsidiaries	—	—
Interest cost	(188)	(253)
Employer salary sacrifice contributions	(9)	(2)
Past service cost	—	(1)
Past service curtailment costs	(5)	—
Remeasurement due to actuarial movements arising from:
–Changes in demographic assumptions	17	(34)
– Experience adjustments	19	141
–Changes in financial assumptions	774	(1,940)
Benefits paid	398	396
Derecognition of pension scheme liabilities arising from the sale of PSA	41	—
At 31 December	(12,878)	(13,887)

Annual Report 2021	Santander UK plc 203

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Movements in the fair value of the schemes’ assets were as follows:

	Group
	2021	2020
	£m	£m
At 1 January	13,979	12,547
Interest income	193	263
Contributions paid by employer and scheme members	246	245
Contributions paid by fellow Banco Santander subsidiaries	—	—
Administration costs paid	(8)	(8)
Return on plan assets (excluding amounts included in net interest expense)	454	1,328
Benefits paid	(398)	(396)
Derecognition of pension scheme assets arising from the sale of PSA	(53)	—
At 31 December	14,413	13,979

The composition and fair value of the schemes’ assets by category was:

	Group
	Quoted prices in active markets		Prices not quoted in active markets		Total		Valuation
2021	£m	%	£m	%	£m	%	technique
UK equities	38	—	—	—	38	—	A
Overseas equities	1,401	10	1,065	7	2,466	17	A,C
Corporate bonds	1,607	11	312	2	1,919	13	A,C
Government fixed interest bonds	2,788	19	—	—	2,788	19	A
Government index-linked bonds	9,159	64	—	—	9,159	64	A
Property	—	—	1,409	10	1,409	10	B
Derivatives	—	—	(83)	(1)	(83)	(1)	A
Cash	—	—	2,290	16	2,290	16	A
Repurchase agreements(1)	—	—	(6,582)	(45)	(6,582)	(45)	A
Infrastructure	—	—	390	3	390	3	B,C
Annuities	—	—	291	2	291	2	D
Longevity swap	—	—	(8)	0	(8)	0	D
Other	—	—	336	2	336	2	C
	14,993	104	(580)	(4)	14,413	100
2020
UK equities	40	0	—	—	40	0	A
Overseas equities	1,271	9	1,004	7	2,275	16	A,C
Corporate bonds	1,121	8	457	3	1,578	11	A,C
Government fixed interest bonds	1,618	12	—	—	1,618	12	A
Government index-linked bonds	6,695	48	—	—	6,695	48	A
Property	—	—	1,454	10	1,454	10	B
Derivatives	—	—	312	2	312	2	A
Cash	—	—	1,161	8	1,161	8	A
Repurchase agreements(1)	—	—	(2,198)	(15)	(2,198)	(15)	A
Infrastructure	—	—	406	3	406	3	B,C
Annuities	—	—	309	2	309	2	D
Longevity swap	—		0	0	0	0	D
Other	—	—	329	3	329	3	C
	10,745	77	3,234	23	13,979	100
(1)    Sale and repurchase agreements net of purchase and resale agreements.

Annual Report 2021	Santander UK plc 204

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Valuation techniques
At a high level, the main methods for measuring the fair value of the Scheme’s assets at 31 December 2021 and 2020 are set out below.
A.The asset valuation is provided by the asset manager. The valuation is based on observable market data, and where relevant is typically based on bid price values, or the single price if only one price is available.
B.The underlying asset valuations are prepared by an independent expert, adjusted for any cash movements where necessary since the latest valuation.
C.Assets are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation.
D.Assets relating to insured liabilities are valued by the actuaries based on our year-end accounting assumptions.

The ‘Other’ category includes hedge fund investments.
At 31 December 2021, the value of the insured annuities included the value of a pensioner buy-in that was entered into on 27 May 2020 by the Trustee with an insurance company. This transaction insured 100% of the SMA section pensioner liabilities and 50% of the SPI section pensioner liabilities based on membership in the Scheme at 31 December 2018. In March 2021, the Trustee entered into a longevity swap. Approximately 85% of pensioner liabilities were covered by the longevity swap at inception. The value of the swap at 31 December 2021 was a liability of £8m.
At 31 December 2021, as highlighted above the Scheme was invested in certain assets who values are not based on market observable data, such as the investments in unquoted equities and bonds, as well as property, infrastructure and hedge funds. The valuation of these assets relies on unobservable data as these assets do not have a readily available quoted price in an active market. A large proportion of the property is directly held and valued using a bespoke valuation method taking both the nature of the properties and the tenancy schedules as inputs to derive the fair value. Where there is a time lag between the net asset value and the balance sheet date, management adjusts the value of the assets for any cash movements. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. In H1 2021, the level of interest rate and inflation rate hedging was increased. The Scheme also has in place an equity collar to manage equity risk and hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2021 the equity collar had a notional value of £1,259m (2020: £1,076m) and the currency forwards had a notional value of £2,296m (2020: £2,378m). Some asset de-risking took place in 2021, with disinvestments made from listed equities. Significant investments were made in quoted corporate bonds over the year, funded from the government bond portfolio and listed equities. The Trustee has established the Sustainability Committee which is responsible for overseeing the Scheme’s policies, regulatory obligations and priorities in respect of climate change and wider Environmental, Social and Governance (ESG) related matters. This includes the monitoring of climate change related risks and opportunities, scenario analysis and monitoring of investments from an ESG perspective.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2021 and 2020. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.
The Santander UK group's employee pension funds recognise the magnitude of the challenges that climate and energy transition pose to governments, companies and civil society. They are also aware of their impact on the ability to comply with their fiduciary duty providing long-term risk-adjusted returns to their members. They have therefore initiated the necessary actions to consider employee pension plans targets of net zero, showing their full support for the Santander UK group's vision, commitment to sustainability and climate change.
Funding
In August 2019, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and schedule of contributions following the finalisation of the 31 March 2019 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £241m in 2021 (2020: £236m) to the Scheme, of which £194m (2020: £187m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s remaining contributions to the Scheme broadly comprises contributions of £187m each year from 30 September 2019 to 31 March 2026. In addition, the Santander UK group has agreed to pay further contingent contributions should the funding position have fallen behind plan, and to date these have been paid into the Group section from 1 July 2021 onwards at a level of £1m per month. The Santander UK group also meets Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Santander UK group needs to put into the pension scheme. It will always be different to the IAS 19 accounting deficit, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.

Annual Report 2021	Santander UK plc 205

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Actuarial assumptions
The principal actuarial assumptions used for the defined benefit schemes were:

	Group
	2021	2020	2019
	%	%	%
To determine benefit obligations(1):
–Discount rate for scheme liabilities	1.9	1.3	2.1
–General price inflation	3.4	3.0	3.0
–General salary increase	1.0	1.0	1.0
–Expected rate of pension increase	3.2	2.9	2.9

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
–Males	27.5	27.5	27.3
–Females	30.1	30.0	29.8
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
–Males	29.0	29.0	28.9
–Females	31.6	31.5	31.3
(1) The discount rate and inflation related assumptions set out in the table at 31 December 2021 reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
At 30 September 2021, changes were made to the assumptions to reflect management’s current views. This included refinements to the inflation assumptions, and a move to section specific financial assumptions to better reflect each individual section’s duration and cash flow profile. The mortality assumption was also refined to reflect the latest 2020 projections model from the Continuous Mortality Investigation (CMI). The overall impact of these changes was small with the majority of the liability movement being due to changes in market conditions.

Discount rate for scheme liabilities
The rate used to discount the retirement benefit obligation for accounting purposes is based on the annual yield at the balance sheet date of high-quality corporate bonds on that date. There are only a limited number of higher quality Sterling-denominated corporate bonds, particularly those that are longer-dated. Therefore, in order to set a suitable discount rate, we need to construct a corporate bond yield curve. The model which we use for constructing the curve uses corporate bond data but excludes most convertible and asset-backed bonds. The curve is then constructed from this data by extrapolating the horizontal forward curve from 30 years, with the level of this forward rate being the average of the fitted forward rates over the 15 to 30 years year range. When considering an appropriate assumption, we project forward the expected cash flows of the Scheme and adopt a single equivalent cash flow weighted discount rate, subject to management judgement. In 2021, a review of the assumptions was carried out. We moved to using section specific discount rates, derived using the same methodology as before when calculating the discount rate for the Scheme, but based on the cash flows for each section.
General price inflation
Consistent with our discount rate methodology, we set the inflation assumption using the expected cash flows of the Scheme, fitting them to an inflation curve to give a weighted average inflation assumption. We then deduct an inflation risk premium to reflect the compensation holders of fixed rate instruments expect to receive for taking on the inflation risk. This premium is subject to a cap, to better reflect management’s view of inflation expectations. In 2020, management amended the general price inflation assumptions to reflect the expectation that the Retail Price Index would be brought in line with the Consumer Price Index from 2030. At 31 December 2020, this change increased the liabilities of the Scheme by £64m. In 2021, a review of the assumptions was carried out, and similar to the discount rate we moved to using section specific inflation rates, derived using the same methodology as before, but based on the cash flows for each section.
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

Annual Report 2021	Santander UK plc 206

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S3 Medium all pensioner mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. For future improvements, at 31 December 2021 the CMI 2020 projection model was adopted, with model parameters selected having had regard to the Scheme’s membership profile with an initial addition to improvements of 0.15% per annum, together with a long-term rate of future improvements to life expectancy of 1.25% for male and female members. No weight was placed on the 2020 data in the model, reflecting the uncertainty regarding whether, and how much, 2020 mortality data reflects likely future experience. Both the mortality table and the projection model are published by the Continuous Mortality Investigation.

In 2019, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the Trustee as part of the 2019 triennial valuation and a separate review conducted on early retirement experience. These reviews resulted in changes in the assumptions for commutation, family statistics and early retirement, which were retained at 31 December 2021.

Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
		2021	2020
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	25 bps increase	(571)	(662)
General price inflation(1)	25 bps increase	392	365
Mortality	Each additional year of longevity assumed	478	515
(1)The general price inflation sensitivity of £365m at 31 December 2020 has been restated to correct an administrative error. The correction does not impact the actual reported values.

The 25bps sensitivity to the inflation assumption includes the corresponding impact of changes in future pension increase assumptions before and after retirement. The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation recognised in the balance sheet. There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2022	387
2023	335
2024	356
2025	381
2026	401
Five years ending 2031	2,240

The average duration of the defined benefit obligation at 31 December 2021 was 18.3 years (2020: 19.4 years).
Covid-19
While Covid-19 resulted in some volatility in the IAS 19 position, there was recovery over 2021. Actions taken in 2021 to increase hedging and reduce asset risk, in line with the agreements already in place with the Trustee, served to improve the Scheme’s resilience to market volatility.
The Santander UK group has collaborated with the Trustee to ensure the delivery of key functions and services could be maintained throughout the Covid-19 pandemic, to include most vitally the payment of pensions to members. At the start of the Covid-19 pandemic, an enhanced risk monitoring framework was also established to identify and monitor such risks and ensure they were adequately managed.

31. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2021	2020
	£m	£m
Guarantees given to third parties	363	939
Formal standby facilities, credit lines and other commitments	37,346	42,221
	37,709	43,160

At 31 December 2021, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 29 for further details. For segmental and credit risk staging analysis relating to off-balance sheet exposures, see the credit quality table in the ‘Santander UK group level – credit risk review’ section.

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Annual Report 2021	Santander UK plc 207

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Capital support arrangements
At 31 December 2021 Santander UK plc, Cater Allen Limited and certain other non-regulated subsidiaries of Santander UK plc were party to a capital support deed dated 13 November 2018 (the RFB Sub-Group Capital Support Deed). These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expired on 31st December 2021. Exposures of each of the regulated entities to other members of the core UK group were exempt from large exposure limits that would otherwise apply and these exposures were risk-weighted at 0%. The purpose of the RFB Sub-Group Capital Support Deed was to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements.
A new RFB Sub-Group Capital Support Deed was entered into on 17 December 2021 and effective from 1 January 2022. This reflected the latest version of associated regulation and the addition of two further Santander UK plc subsidiaries including Santander ISA Managers Limited, an entity regulated by the FCA. The parties to the new RFB Sub-Group Capital Support Deed were granted a new permission by the PRA to form a core UK group from 1 January 2022 to 31 December 2024, following expiry of the previous core UK group permission on 31 December 2021. Where applicable this new permission also provides for intra-group exposures to be excluded from the leverage exposure measure.

Liquidity support arrangements
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

FSCS
The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay certain claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).

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
In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-backed securitisations or the covered bond programmes included in Note 14, or if such representations and warranties prove to be materially untrue at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans (generally at their outstanding principal balance plus accrued interest). These securitisations and covered bond programmes are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. In addition, Santander UK plc’s credit policy explicitly prohibits such lending.
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

Annual Report 2021	Santander UK plc 208

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Payment Protection Insurance
In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability remains in its early stages. The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies underwritten by AXA France IARD and AXA France Vie (together, AXA France - previously Financial Insurance Company Ltd and Financial Assurance Company Ltd respectively) and involves Santander Cards UK Limited (a former GE Capital Corporation entity and distributor of pre-2005 PPI known as GE Capital Bank Limited which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc) and a Banco Santander SA subsidiary Santander Insurance Services UK Limited (together the Santander Entities). During the relevant period, AXA France were owned by Genworth Financial International Holdings, Inc (Genworth).
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
In July 2020, Genworth announced that it had agreed to pay AXA circa £624m in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold AXA France to AXA. The CHA between Santander UK plc and AXA France terminated on 26 December 2020. On 30 December 2020, AXA France provided written notice to the Santander Entities to terminate the standstill agreement. During 2021, AXA France commenced litigation against the Santander Entities seeking recovery of £636m and any further losses relating to pre-2005 PPI. The Santander Entities acknowledged service indicating their intention to defend the claim in full and have issued an application for AXA France’s claim to be struck out/summarily dismissed, which is being heard by the Commercial Court in February 2022. This dispute remains at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The Litigation and other regulatory provision in Note 29 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally the Litigation and other regulatory provision includes an amount relating to litigation challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 29 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided.
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
During 2021 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. Any potential losses, claims or expenses suffered or incurred by Santander Financial Services plc in respect of these matters have been fully indemnified by Santander UK plc, as part of the ring-fencing transfer scheme between Santander UK plc, Santander Financial Services plc and Banco Santander SA.

Consumer credit
The Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations, including the CCA. Claims brought by customers in relation to these requirements, including potential breaches, could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. The CCA includes very detailed and prescriptive requirements for lenders, including in relation to post contractual data.
Customer remediation provisions include an amount of £6m (2020: £47m) arising from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the CCA. This provision has been based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice. The Customer remediation provision in Note 29 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not practicable to provide an estimate of the risk and amount of any further financial impact.
FCA civil regulatory investigation into Santander UK plc financial crime systems and controls, and compliance with the Money Laundering Regulations 2007
In 2021, Santander UK plc continued to cooperate with an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation focuses primarily on the period 2012 to 2017 and includes consideration of high-risk customers including Money Service Bureaus. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.
Taxation
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.
Certain leases in which the Santander UK group is or was the lessor have been under review by HMRC in connection with claims for tax allowances. Under the terms of the lease agreements, the Santander UK group is fully indemnified in all material respects by the respective lessees for any liability arising from the disallowance of tax allowances plus accrued interest.
During 2021, an outline agreement in principle in respect of a number of these lease arrangements was reached directly between the lessee and HMRC. It is anticipated that this agreement will be executed in H1 2022 which would result in a final payment by the lessee to HMRC in the region of £50m and conclude the review by HMRC. There is the possibility that the Santander UK Group would need to make the payment to HMRC and reclaim this from the lessee under the indemnity arrangements.

Annual Report 2021	Santander UK plc 209

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Certain other lease arrangements, where the tax liabilities are considered immaterial, remain under review. Whilst legal opinions have been obtained to support the Santander UK group’s position, the matter remains uncertain pending formal resolution with HMRC and any subsequent litigation. These matters moved to formal litigation in 2017, as required under the terms of the leases, and it is currently anticipated that hearings will be held at the First Tier Tax Tribunal in 2022.

Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. The convertible preferred stock is now held by Santander Equity Investments Limited (SEIL), outside the ring-fenced bank. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). In June 2020, the Supreme Court issued a judgement finding that MIFs restricted competition.
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
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, Santander UK plc (and/or, where relevant, its subsidiaries) has given warranties and indemnities to the purchasers.

Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 36.

Other off-balance sheet commitments
The Santander UK group has commitments to lend at fixed interest rates which expose us to interest rate risk. For more, see the Risk review.

32. SHARE CAPITAL

			Group
	Ordinary shares of £0.10 each		Total

Issued and fully paid share capital	No.	£m	£m
At 31 December 2020, 1 January 2021 and 31 December 2021	31,051,768,866	3,105	3,105

	Group
	2021	2020
Share premium	£m	£m
At 1 January and 31 December	5,620	5,620

33. OTHER EQUITY INSTRUMENTS

			Group
	Interest rate		2021	2020
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	750	750
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	5.18	n/a	—	210
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
- £210m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	210	—
			2,191	2,191

Annual Report 2021	Santander UK plc 210

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

AT1 securities
The AT1 securities issued by the Company were subscribed by its immediate parent company, Santander UK Group Holdings plc. The AT1 securities are perpetual and pay a distribution on 24 March, June, September and December. At each distribution payment date, the Company can decide whether to pay the distribution, which is non-cumulative, in whole or in part. The distribution rate resets every five years. The securities will be automatically written down and the investors will lose their entire investment in the securities should the CET1 capital ratio of the Santander UK prudential consolidation group fall below 7%. They are redeemable at the option of the Company on their first call date or on any reset date thereafter in the cases of the 6.75% and 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities, and on any distribution payment date thereafter in the case of the 6.30% Fixed Rate Reset Perpetual AT1 Capital Securities and on any day falling in the period commencing on (and including) 24 March 2026 and ending on (and including) the First Reset Date; or on any Distribution Payment Date subsequent to the First Reset Date, in the case of the 4.25% Fixed Rate Reset Perpetual AT1 Capital Securities . No such redemption may be made without the consent of the PRA.
In March 2021, Santander UK plc purchased and redeemed the remaining £210m of the original £500m 5.18%Fixed Rate Reset Perpetual AT1 Capital Securities and issued £210m 4.25% Fixed Rate Reset Perpetual AT1 Capital Securities, which were fully subscribed by the Company’s immediate parent company, Santander UK Group Holdings plc.

34. NON-CONTROLLING INTERESTS

	2021	2020
	£m	£m
PSA Finance UK Limited	—	162
	—	162

PSA Finance UK Limited was the only subsidiary in the Santander UK group that gave rise to significant non-controlling interests. See Note 19 for summarised financial information of PSA Finance UK Limited.
On 30 July 2021, Santander UK through Santander Consumer (UK) plc sold its entire 50% shareholding in PSA to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA, the auto finance arm of Group PSA Peugeot Citroën. The impact of the sale was to derecognise total assets of £3.20bn, total liabilities of £2.90bn and a non-controlling interest of £0.15bn. No material gain or loss arose on sale.
35. NOTES TO CASH FLOWS
Changes in liabilities arising from financing activities
The table below shows the changes in liabilities arising from financing activities. The changes in equity arising from financing activities are set out in the Consolidated Statement of Changes in Equity.

												Group
						2021						2020
	Balance sheet line item						Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Dividends paid	Total	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Dividends paid	Total(1)

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	35,566	2,556	2,191	97	—	40,410	41,129	3,528	2,191	137	—	46,985
Proceeds from issue of debt securities	2,872	—	—	—	—	2,872	5,602	—	—	—	—	5,602
Repayment of debt securities	(11,910)	—	—	—	—	(11,910)	(11,378)	—	—	—	—	(11,378)
Repayment of subordinated liabilities	—	(4)	—	—	—	(4)	—	(659)	—	—	—	(659)
Issue of other equity instruments	—	—	450	—	—	450	—	—	—	—	—	—
Repurchase of other equity instruments	—	—	(500)	—	—	(500)	—	—	—	—	—	—
Payment of lease liability	—	—	—	(25)	—	(25)	—	—	—	(45)	—	(45)
Dividends paid	—	—	—	—	(1,494)	(1,494)	—	—	—	—	(292)	(292)
Liability-related other changes	(447)	(4)	—	60	—	(391)	(250)	(10)	—	5	—	(255)
Non-cash changes:
–Unrealised foreign exchange	(806)	6	—	—	—	(800)	376	22	—	—	—	398
–Other changes	245	(326)	50	—	1,494	1,463	87	(325)	—	—	292	54
At 31 December	25,520	2,228	2,191	132	—	30,071	35,566	2,556	2,191	97	—	40,410
(1) Restated for 2020 to include changes in liabilities arising from financing activities relating to lease liabilities.

Annual Report 2021	Santander UK plc 211

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

In addition, in 2021, there was a disposal of non-controlling interests of £181m .

Footnotes to the consolidated cash flow
For 2021, Principal elements of lease payments are included as a separate line item in the Consolidated Cash Flow Statement. As a result, cash flows of £45m for 2020 (2019: £54m) have been reclassified from 'Other liabilities' within operating activities to 'Principal elements of lease payments' within financing activities. Total cash outflow for leases was £28m (2020: £48m).
Net cash flows from operating activities includes interest received of £4,806m (2020: £5,139m, 2019: £5,801m), interest paid of £1,064m (2020: £1,857m, 2019: £2,538m) and dividends received of £nil (2020: £nil, 2019: £nil).

Restatements in the consolidated cash flow
Reverse repurchase agreements with a contractual maturity of greater than 3 months and repurchase agreements were previously included in cash and cash equivalents. In 2021, such agreements are no longer included in cash and cash equivalents, and line items have been added in the cash flow statement within ‘net change in operating assets and liabilities’ for ‘reverse repurchase agreements - non trading’ and ‘repurchase agreements - non trading’. As a result, cash and cash equivalents for 2020 and 2019 have been restated by £2,100m and £1,134m respectively.

Footnotes to the Company cash flow
For 2021, Principal elements of lease payments are included as a separate line item in the Consolidated Cash Flow Statement. As a result, cash flows of £43m for 2020 (2019: £53m) have been reclassified from 'Other liabilities' within operating activities to 'Principal elements of lease payments' within financing activities. Total cash outflow for leases was £25m (2020: £46m).
Net cash flows from operating activities includes interest received of £4,945m (2020: £5,313m, 2019: £6,032m), interest paid of £1,490m (2020: £2,542m,2019: £3,206m) and dividends received of £230m (2020: £nil, 2019: £nil).

Restatements in the Company cash flow
Reverse repurchase agreements with a contractual maturity of greater than 3 months and repurchase agreements were previously included in cash and cash equivalents. In 2021, such agreements are no longer included in cash and cash equivalents, and line items have been added in the cash flow statement within ‘net change in operating assets and liabilities’ for ‘reverse repurchase agreements - non trading’ and ‘repurchase agreements - non trading’. As a result, cash and cash equivalents for 2020 and 2019 have been restated by £2,096m and £1,128m respectively.

Annual Report 2021	Santander UK plc 212

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

36. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2021	2020
	£m	£m
On-balance sheet:
Cash and balances at central banks	1,580	985
Loans and advances to banks	284	550
Loans and advances to customers – securitisations and covered bonds (See Note 14)	19,432	31,138
Loans and advances to customers – other	41,936	23,655
Other financial assets at amortised cost	—	648
Financial assets at fair value through other comprehensive income	4,363	5,581
Total on-balance sheet	67,595	62,557
Total off-balance sheet	14,449	24,701

The Santander UK group provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
The Santander UK group enters into sale and repurchase agreements and similar transactions of debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Santander UK group provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2021 was £15,368m (2020: £25,874m), of which £639m (2020: £1,392m) was classified within ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds
As described in Note 14 to the Consolidated Financial Statements in the 2020 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 31 December 2021, there were £20,199m (2020: £33,432m) of gross assets in these secured programmes, of which £767m (2020: £2,294m) related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2021, a total of £1,855m (2020: £4,530m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £500m at 31 December 2021 (2020: £1,114m), or for use as collateral for liquidity purposes in the future.

Annual Report 2021	Santander UK plc 213

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £45,936m at 31 December 2021 (2020: £30,040m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives business
In addition to the arrangements described, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2021 £1,947m (2020: £1,598m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table.
b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2021	2020
	£m	£m
On-balance sheet:
Deposits by banks	931	2,063
Total on-balance sheet	931	2,063
Total off-balance sheet	17,781	30,510

Purchase and resale agreements
The Santander UK group also enters into purchase and resale agreements and similar transactions of debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Santander UK group receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2021, the fair value of such collateral received was £14,562m (2020: £25,972m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.
Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £3,219m at 31 December 2021 (2020: £4,538m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2021, £931m (2020: £2,063m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table.
Lending activities
In addition to the collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

37. SHARE-BASED COMPENSATION
The Santander UK group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes, the Deferred Shares Bonus Plan, the Partnership Shares scheme and the Transformation Incentive Plan. All the share options and awards relate to shares in Banco Santander SA.
The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6.
At 31 December 2021, the carrying amount of liabilities arising from share-based payment transactions, excluding any cash element was £3.7m (2020: £0.5m), of which £0.4m had vested at 31 December 2021 (2020: £nil).
a) Sharesave Schemes
The Santander UK group launched its 14 HM Revenue & Customs approved Sharesave invitation under Banco Santander SA sponsorship in September 2021. Sharesave invitations have been offered since 2008 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation and discounted by up to 20%. This year a 10% discount was applied. The vesting of awards under the scheme depends on continued employment with the Banco Santander SA group. Participants in the scheme have six months from the date of vest to exercise the option.

Annual Report 2021	Santander UK plc 214

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	21,162	2.32	23,373	3.03
Granted	9,414	2.43	11,642	1.65
Exercised	(48)	1.86	(860)	2.75
Forfeited/expired	(4,535)	2.95	(12,993)	2.96
Outstanding at 31 December	25,993	2.25	21,162	2.32
Exercisable at 31 December	1,321	2.75	1,805	3.59
The weighted average share price at the date the options were exercised was £2.65 (2020: £2.92).

The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2021 and 2020.

		2021		2020
Range of exercise prices	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price
	Years	£	Years	£
£1 to £2	3	1.65	4	1.65
£2 to £3	3	2.81	2	2.81
£3 to £4	1	3.38	1	3.38
£4 to £5	1	4.02	1	4.02
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.20 (2020: £0.21).
b) Deferred shares bonus plan
Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. Those employees who are designated as Material Risk Takers receive part of their annual bonus as a deferred award comprising 50% in conditional shares, and 50% in cash. Either 40% (for any variable pay award of less than £500,000) or 60% (for any variable pay award greater than £500,000) is deferred over a four, five or seven year period from the anniversary of the initial award. Deferred bonus awards in shares are subject to an additional one-year retention period from the point of delivery. Any deferred awards are dependent on continued employment and subject to Santander UK's discretion, and the vesting of deferred bonus awards are subject to risk and performance adjustment.
c) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 3,618,796 shares were outstanding at 31 December 2021 (2020: 3,254,900 shares).
d) Transformation Incentive Plan
This is a one-off long-term incentive plan which is designed to recognise the achievement of financial targets and an enhanced customer experience, whilst maintaining appropriate conduct controls and risk management, over the course of our transformation period.
Awards under the plan were based on performance in 2020 and granted in 2021 and performance will be assessed over the period 1 January 2021 to 31 December 2023. Awards were granted half in cash and half in share based awards (linked to the Banco Santander SA share price) and will vest in accordance with regulatory requirements. The total value of share-based awards granted in 2021 was £6m and the liability arising from share-based payment transactions, excluding any cash element was £1m.

Annual Report 2021	Santander UK plc 215

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

38. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL
a) Remuneration of Directors and Other Key Management Personnel
The remuneration of the Directors and Other Key Management Personnel of the Santander UK group is set out in aggregate below.

	2021	2020	2019
Directors’ remuneration	£	£	£
Salaries and fees	5,495,852	5,353,980	5,025,665
Performance-related payments(1)	5,195,722	1,458,911	3,864,965
Other fixed remuneration (pension and other allowances & non-cash benefits)	929,935	1,107,348	1,367,069
Expenses	17,097	6,772	42,526
Total remuneration	11,638,606	7,927,011	10,300,225

	2021	2020	2019
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits(2)	25,114,949	18,432,698	21,925,975
Post-employment benefits(3)	1,344,883	2,084,645	3,590,466
Total compensation	26,459,832	20,517,343	25,516,441
(1)In line with the Code, a proportion of the performance-related payment was deferred. Further details can be found in the Directors Remuneration Report.
(2)In addition to the remuneration in the table above, grants of shares in Banco Santander SA were made as buy-outs of deferred performance-related payments of shares in connection with previous employment for one member of Key Management Personnel of £107,225 of which £25,413 vested in the year (2020: two individuals, one to a director of £1,293,678 of which £242,605 vested in the year and one to Key Management Personnel of £924,133 of which £60,500 vested in the year).
(3)One Termination payment of £346,154 was paid in 2021 to a Director (2020: nil ; 2019: £1,076,435 for one individual.
In 2021, the remuneration, excluding pension contributions, of the highest paid Director, was £4,638,290 (2020: £2,134,134) of which £2,913,000 (2020: £726,040) was performance related. In 2021, the accrued defined benefit pension relating to the highest paid director was £22,119 per annum (2020: £21,309 per annum for the same individual).
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 30 for details of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme. Ex gratia pensions paid to former Directors of Santander UK plc in 2021, which have been provided for previously, amounted to £370,668 (2020: £366,248; 2019: £335,202). In 1992, the Board decided not to award any new such ex gratia pensions.
c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2021		2020
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	12	3,640	18	4,920
Net movements	(6)	(3,280)	(6)	(1,280)
At 31 December	6	360	12	3,640

Deposit, bank and instant access accounts and investments
At 1 January	23	8,195	32	11,975
Net movements	(2)	(1,643)	(9)	(3,780)
At 31 December	21	6,552	23	8,195

In 2021 and 2020, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2021 and 2020, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company.
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
In 2021, loans were made to four Directors (2020: seven Directors), with a principal amount of £348,306 outstanding at 31 December 2021 (2020: £1,829,267). In 2021, loans were made to two Other Key Management Personnel (2020: five), with a principal amount of £11,678 outstanding at 31 December 2021 (2020: £1,811,171).
In 2021 and 2020, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other Key Management Personnel or their connected persons had a material interest. In addition, in 2021 and 2020, no Director had a material interest in any contract of significance with Santander UK other than a service contract.

Annual Report 2021	Santander UK plc 216

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

39. RELATED PARTY DISCLOSURES
a) Parent undertaking and controlling party
The Company’s immediate parent is Santander UK Group Holdings plc, a company incorporated in England and Wales. Its ultimate parent and controlling party is Banco Santander SA, a company incorporated in Spain. The smallest and largest groups into which the Santander UK group’s results are included are the group accounts of Santander UK Group Holdings plc and Banco Santander SA respectively, copies of which may be obtained from Shareholder Relations, 2 Triton Square, Regent’s Place, London NW1 3AN.
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2021	2020	2019	2021	2020	2019	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(164)	(119)	(130)	33	105	266	816	1,557	(1,150)	(2,151)
Immediate parent	(6)	(7)	(7)	263	316	317	7	8	(10,935)	(10,121)
Fellow subsidiaries	(57)	(58)	(66)	163	157	173	159	223	(534)	(559)
Associates & joint ventures	(34)	(29)	(29)	4	—	—	3,075	2,234	(918)	(1,034)
	(261)	(213)	(232)	463	578	756	4,057	4,022	(13,537)	(13,865)

For more on this, see ‘Balances with other Banco Santander companies’ in the Risk review. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 30.
The above transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.
In 2020, Santander Consumer (UK) plc (SCUK) purchased a 50% share in a new joint venture, Volvo Car Financial Services UK Limited. In 2021, £390m of dealer lending was transferred from SCUK to the new entity.
In October 2020, Santander UK plc transferred a portfolio of mortgage assets with a book value of £3,163m to Santander Financial Services plc for a cash consideration of £3,174m, including a purchase price premium of £11m.
In 2021, SCUK sold its entire 50% shareholding in PSA Finance UK Limited to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA. For more details, see Note 34.
In 2021, a significant part of the Corporate & Investment Banking business of Santander UK was transferred to the London branch of Banco Santander SA by way of a Part VII banking business transfer scheme. For more details, see Note 43.
In 2021, we sold our current head office site in Triton Square, London to a wholly owned subsidiary of our parent.

Annual Report 2021	Santander UK plc 217

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK manages certain groups of financial assets and liabilities on the basis of its net exposure to either market risks or credit risk. As a result, it has elected to use the exception under IFRS 13 which permits the fair value measurement of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions.
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
Changes in the observability of significant valuation inputs during the reporting period may result in a transfer of assets and liabilities within the fair value hierarchy. The Santander UK group recognises transfers between levels of the fair value hierarchy when there is a significant change in either its principal market or the level of observability of the inputs to the valuation techniques at the end of the reporting period.
c) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2021 and 2020 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2021, 2020 and 2019. During 2021, Santander UK updated the interest rate market data valuation inputs to reflect the cessation of LIBOR at the end of 2021, using risk-free rates in line with market practice..
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

Annual Report 2021	Santander UK plc 218

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
d) Control framework
Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with the Risk Department. For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or verification is utilised. In inactive markets, direct observation of a traded price may not be possible. In these circumstances, Santander UK will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable.
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

e) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2021 and 2020, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value. The fair value of the portfolio of UK Government debt securities, included in other financial assets at amortised cost, is the only material financial instrument categorised in Level 1 of the fair value hierarchy.

										Group
				2021					2020
		Fair value			Carrying			Fair value		Carrying
	Level 1	Level 2	Level 3	Fair value	value	Level 1	Level 2	Level 3	Fair value	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	212,811	212,811	210,094	—	—	211,279	211,279	208,750
Loans and advances to banks	—	1,169	—	1,169	1,169	—	1,682	—	1,682	1,682
Reverse repurchase agreements - non trading	—	12,453	226	12,679	12,683	—	19,382	226	19,608	19,599
Other financial assets at amortised cost	164	348	—	512	506	799	393	—	1,192	1,163
	164	13,970	213,037	227,171	224,452	799	21,457	211,505	233,761	231,194
Liabilities
Deposits by customers	—	48	192,898	192,946	192,926	—	108	195,134	195,242	195,135
Deposits by banks	—	33,770	85	33,855	33,855	—	20,951	16	20,967	20,958
Repurchase agreements - non trading	—	11,718	—	11,718	11,718	—	15,847	—	15,847	15,848
Debt securities in issue	963	23,926	1,218	26,107	25,520	—	34,967	1,430	36,397	35,566
Subordinated liabilities	37	2,350	238	2,625	2,228	—	2,830	239	3,069	2,556
	1,000	71,812	194,439	267,251	266,247	—	74,703	196,819	271,522	270,063

Annual Report 2021	Santander UK plc 219

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
ii) Corporate loans
The determination of the fair values of performing loans is calculated by discounting the contractual cash flows and also deducting other costs relating to expected credit losses, cost of capital, credit risk capital, operational risk capital, cost of funding and operating costs.
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

Annual Report 2021	Santander UK plc 220

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

f) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2021 and 31 December 2020, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2021				2020
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	1,193	1	1,194	—	2,455	2	2,457	A
	Interest rate contracts	—	1,547	—	1,547	—	2,566	14	2,580	A & C
	Equity and credit contracts	—	116	45	161	—	71	52	123	B & D
	Netting	—	(1,221)	—	(1,221)	—	(1,754)	—	(1,754)
		—	1,635	46	1,681	—	3,338	68	3,406
Other financial assets at FVTPL	Loans and advances to customers	—	—	74	74	—	—	99	99	A
	Debt securities	—	—	111	111	—	—	109	109	A, B & D
	Equity securities	—	—	—	—	—	—	—	—	B
	Reverse repurchase agreements – non trading	—	—	—	—	—	—	—	—	A
		—	—	185	185	—	—	208	208
Financial assets at FVOCI	Debt securities	5,833	—	—	5,833	8,501	428	—	8,929	D
	Loans and advances to customers	—	—	18	18	—	—	21	21	D
		5,833	—	18	5,851	8,501	428	21	8,950
Total assets at fair value		5,833	1,635	249	7,717	8,501	3,766	297	12,564

Liabilities
Derivative financial instruments	Exchange rate contracts	—	506	—	506	—	833	—	833	A
	Interest rate contracts	—	1,436	2	1,438	—	2,447	3	2,450	A & C
	Equity and credit contracts	—	24	30	54	—	26	29	55	B & D
	Netting	—	(1,221)	—	(1,221)	—	(1,754)	—	(1,754)
		—	745	32	777	—	1,552	32	1,584
Other financial liabilities at FVTPL	Debt securities in issue	—	555	5	560	—	1,051	6	1,057	A
	Structured deposits	—	223	—	223	—	375	—	375	A
	Repurchase agreements – non trading	—	—	—	—	—	—	—	—	A
	Collateral and associated financial guarantees	—	19	1	20	—	—	2	2	D
		—	797	6	803	—	1,426	8	1,434
Total liabilities at fair value		—	1,542	38	1,580	—	2,978	40	3,018

Annual Report 2021	Santander UK plc 221

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

.

Transfers between levels of the fair value hierarchy
In 2021 there were no significant (2020: no significant) transfers of financial instruments between levels of the fair value hierarchy.

Annual Report 2021	Santander UK plc 222

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:

	2021	2020
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(9)	(8)
- Uncertainty	20	23
- Credit risk adjustment	6	11
- Funding fair value adjustment	3	3
	20	29
Model-related	—	—
Day One profit	—	—
	20	29

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
The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. Santander UK considers that an appropriate adjustment to reflect wrong-way risk is £nil (2020: £nil).
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

Annual Report 2021	Santander UK plc 223

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

h) Internal models based on information other than market data (Level 3)
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)

			2021	2020	2021	2020	2019
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	45	51	—	3	2
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	48	56	(5)	6	—
3. FVTPL assets	Loans and advances to customers	Other loans	26	43	(2)	3	1
4. FVTPL assets	Debt securities	Reversionary property securities	91	107	5	6	(17)
5. FVTPL assets	Debt securities	Credit linked notes	20	2	(5)	(16)	7
6. FVOCI assets	Loans and advances to customers	Other loans	18	21	(3)	(4)	(2)
7. Derivative liabilities	Equity contracts	Property options and forwards	(30)	(29)	(1)	(3)	—
8. FVTPL liabilities	Financial guarantees	Credit protection guarantee	(1)	(2)	6	16	(7)
			217	249	(5)	11	(16)
Other Level 3 assets			1	17	(1)	7	16
Other Level 3 liabilities			(7)	(9)	2	(1)	(5)
Total net assets			211	257	—	—	—
Total income/(expense)					(4)	17	(5)

Valuation techniques
1. Derivative assets – Equity and credit contracts
These are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the homeowner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. Non-seasonally adjusted (NSA) national and regional HPI are used in the valuation model to avoid any subjective judgement in the adjustment process, which is made by Markit, which publishes the Halifax House Price Index.
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
4. FVTPL assets – Debt securities
These consist of reversionary property securities and are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of Santander UK’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the homeowner vacating the property through death or moving into care and is calculated from mortality rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.
The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 1 above. An adjustment is also made to reflect the specific property risk. Specific property risk is from the difference between the specific properties in the portfolio, and the average price as expressed in the regionally weighted house price index.
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

Annual Report 2021	Santander UK plc 224

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

6. FVOCI assets – Loans and advances to customers – other loans
These relate to shipping loans. The fair value of these loans is estimated using the ‘present value’ model based on a credit curve derived from current market spreads. Loan specific credit data is unobservable, so a proxy population is applied based on industry sector and credit rating.
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
The inputs used to determine the value of the above instruments are HPI spot rate, HPI forward growth rate and HPI volatility. The principal pricing parameter is HPI forward growth rate, which is unobservable.
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

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2021 and 2020:

	Assets					Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Assets held for sale	Total	Derivatives	Other financial liabilities at FVTPL	Liabilities held for sale	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	68	208	21	—	297	(32)	(8)	—	(40)
Total (losses)/gains recognised:
- Fair value movements	(1)	(7)	(3)	—	(11)	—	7	—	7
- Foreign exchange and other movements	—	—	—	—	—	—	—	—	—
Transfers in	—	—	—	—	—	—	—	—	—
Transfers out	—	—	—	—	—	—	—	—	—
Netting(1)	—	23	—	—	23	—	(5)	—	(5)
Additions	—	—	—	—	—	—	—	—	—
Sales	—	(16)	—	—	(16)	—	—	—	—
Settlements	(21)	(23)	—	—	(44)	—	—	—	—
At 31 December 2021	46	185	18	—	249	(32)	(6)	—	(38)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period	(1)	(7)	(3)	—	(11)	—	7	—	7

At 1 January 2020	75	386	56	—	517	(32)	(61)	—	(93)
Total gains/(losses) recognised:
- Fair value movements	10	(1)	(4)	—	5	(6)	18	—	12
- Foreign exchange and other movements	—	(5)	—	—	(5)	—	8	—	8
Transfers in	1	—	—	—	1	—	—	—	—
Transfers out	—	—	—	—	—	—	28	—	28
Netting(1)	—	(42)	—	—	(42)	—	—	—	—
Additions	2	—	—	—	2	—	(2)	—	(2)
Sales	—	(19)	(19)	—	(38)	—	—	—	—
Settlements	(20)	(111)	(12)	—	(143)	6	1	—	7
At 31 December 2020	68	208	21	—	297	(32)	(8)	—	(40)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period	10	(6)	(4)	—	—	(6)	26	—	20
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19.

Annual Report 2021	Santander UK plc 225

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

		Significant unobservable input				Sensitivity
			Assumption value			Favourable changes	Unfavourable changes
	Fair value		Range(1)	Weighted average	Shift
2021	£m	Assumption description				£m	£m
1. Derivative assets – Equity and credit contracts:	45	HPI Forward growth rate	0%-5%	2.56%	1%	6	(6)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	483	10%	6	(6)
2. FVTPL – Loans and advances to customers:	48	HPI Forward growth rate	0%-5%	2.68%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	26	Credit spreads	0.07% - 1.44%	0.50%	20%	—	—
– Other loans
4. FVTPL – Debt securities:	91	HPI Forward growth rate	0% -5%	2.56%	1%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	483	10%	4	(4)
6. FVOCI - Loans and advances to customers:	18	Credit spreads	0.15% - 0.19%	0.04%	20%	—	—
– Other loans
7. Derivative liabilities – Equity contracts:	(30)	HPI Forward growth rate	0% -5%	2.39%	1%	2	(2)
–Property-related options and forwards		HPI Spot rate(2)	n/a	469	10%	3	(3)

2020
1. Derivative assets – Equity and credit contracts:	51	HPI Forward growth rate	0% - 5%	2.57%	1%	8	(8)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	445	10%	7	(7)
2. FVTPL – Loans and advances to customers:	56	HPI Forward growth rate	0% - 5%	2.69%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	43	Credit spreads	0.07% - 1.55%	0.44%	20%	—	—
– Other loans
4. FVTPL – Debt securities:	107	HPI Forward growth rate	0% - 5%	2.57%	1%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	445	10%	5	(5)
6. FVOCI - Loans and advances to customers:	21	Credit spreads	0.15% - 0.53%	0.32%	20%	—	—
–Other loans
7. Derivative liabilities – Equity contracts:	(29)	HPI Forward growth rate	0% - 5%	2.42%	1%	2	(2)
–Property-related options and forwards		HPI Spot rate(2)	n/a	433	10%	3	(3)
(1)The range of actual assumption values used to calculate the weighted average disclosure.
(2)The HPI spot rate in the weighted average column represents the HPI spot rate index level at 31 December 2021 and 2020.
No sensitivities are presented for FVTPL assets – Debt securities, Credit Linked Notes (instrument 5) and FVTPL liabilities – financial guarantees (instrument 8), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the credit linked notes would be offset by an equal and opposite change in the valuation of the financial guarantees.

Annual Report 2021	Santander UK plc 226

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

						Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2021	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	—	74	58	389	288	809
Other financial liabilities at fair value through profit or loss	—	6	8	553	236	803
Deposits by customers	177,926	3,107	4,691	5,750	1,583	193,057
Deposits by banks	1,377	551	41	31,986	—	33,955
Repurchase agreements – non trading	—	11,419	299	—	—	11,718
Debt securities in issue	—	4,993	2,725	11,921	6,552	26,191
Subordinated liabilities	—	32	98	1,547	2,020	3,697
Lease liabilities	—	—	32	78	31	141
Total financial liabilities	179,303	20,182	7,952	52,224	10,710	270,371
Off-balance sheet commitments given	20,519	5,359	5,734	5,523	574	37,709

2020
Financial liabilities
Derivative financial instruments	—	279	133	582	638	1,632
Other financial liabilities at fair value through profit or loss	—	1	107	570	759	1,437
Deposits by customers	176,911	3,443	5,453	7,483	2,273	195,563
Deposits by banks	2,410	1,912	2,596	14,230	212	21,360
Repurchase agreements – non trading	—	15,350	500	—	—	15,850
Debt securities in issue	—	4,993	9,897	14,083	7,540	36,513
Subordinated liabilities	—	30	92	1,515	2,424	4,061
Lease liabilities	—	—	17	56	36	109
Total financial liabilities	179,321	26,008	18,795	38,519	13,882	276,525
Off-balance sheet commitments given	21,054	4,493	4,974	11,493	1,146	43,160
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

Annual Report 2021	Santander UK plc 227

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

								Group
	Amounts subject to enforceable netting arrangements						Assets not subject to enforceable netting arrangements(2)
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral(1)	Net amount		Balance sheet total(3)
2021	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	2,832	(1,221)	1,611	(754)	(693)	164	72	1,683
Reverse repurchase, securities borrowing & similar agreements:
–Amortised cost	14,882	(2,199)	12,683	(435)	(12,248)	—	—	12,683
–Fair value	—	—	—	—	—	—	—	—
Loans and advances to customers and banks⁽⁴⁾	4,251	(923)	3,328	—	—	3,328	207,935	211,263
	21,965	(4,343)	17,622	(1,189)	(12,941)	3,492	208,007	225,629
Liabilities
Derivative financial liabilities	1,955	(1,221)	734	(754)	59	39	43	777
Repurchase, securities lending & similar agreements:
–Amortised cost	13,917	(2,199)	11,718	(435)	(11,283)	—	—	11,718
–Fair value	—	—	—	—	—	—	—	—
Deposits by customers and banks⁽⁴⁾	8,609	(923)	7,686	—	—	7,686	219,095	226,781
	24,481	(4,343)	20,138	(1,189)	(11,224)	7,725	219,138	239,276

2020
Assets
Derivative financial assets	5,071	(1,754)	3,317	(782)	(1,840)	695	89	3,406
Reverse repurchase, securities borrowing & similar agreements:
–Amortised cost	26,084	(6,485)	19,599	(129)	(19,470)	—	—	19,599
–Fair value	—	—	—	—	—	—	—	—
Loans and advances to customers and banks⁽⁴⁾	7,454	(1,073)	6,381	—	—	6,381	204,051	210,432
	38,609	(9,312)	29,297	(911)	(21,310)	7,076	204,140	233,437
Liabilities
Derivative financial liabilities	3,261	(1,754)	1,507	(782)	(551)	174	77	1,584
Repurchase, securities lending & similar agreements:
–Amortised cost	22,333	(6,485)	15,848	(129)	(15,719)	—	—	15,848
–Fair value	—	—	—	—	—	—	—	—
Deposits by customers and banks⁽⁴⁾	11,159	(1,073)	10,086	—	(502)	9,584	206,007	216,093
	36,753	(9,312)	27,441	(911)	(16,772)	9,758	206,084	233,525
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

Annual Report 2021	Santander UK plc 228

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2021	Santander UK plc 229

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

42. INTEREST RATE BENCHMARK REFORM
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
In March 2021, the FCA confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative:
–immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and
–immediately after 30 June 2023, in the case of the remaining US dollar settings (i.e. overnight, 1-month, 3-month, 6-month and 12-month).
Under the UK Benchmarks Regulation (BMR), the FCA may designate LIBOR, or individual tenor/currency LIBOR rates, as Article 23A benchmarks if the benchmark has become, or is at risk of becoming, unrepresentative. In September 2021, the FCA designated 1-month, 3-month, and 6-month GBP and JPY LIBOR as Article 23A benchmarks, with effect from 00:01 on 1 January 2022. This enabled the FCA to reduce disruption to holders of legacy contracts through requiring the continued provision of LIBOR rates using a modified methodology. This modified methodology is commonly referred to as a 'synthetic' LIBOR. The synthetic rates will be calculated using the methodology proposed by the FCA in June 2021, being the sum of the forward-looking term rate for the relevant currency/tenor combination and the applicable ISDA spread adjustment. Furthermore, pursuant to the Critical Benchmarks (References and Administrators’ Liability) Act 2021, references to GBP and JPY LIBOR in contracts governed by a law of the United Kingdom are deemed to be references to the applicable synthetic LIBOR rate, subject to the operation of fallback provisions that are intended to transition the contract to an alternative reference rate on a particular date or, for example, on the applicable LIBOR rate becoming unrepresentative. The FCA has permitted legacy use of the 6 synthetic LIBOR settings in all contracts except cleared derivatives and does not propose to apply any limitations or conditionality to the above permissions, at least before the end of 2022. Consequently, the Phase 1 amendments continue to apply to Santander UK's GBP LIBOR cash flow hedges for these legacy contracts and for USD LIBOR cash flow hedges (but not any using 1-week or 2-month USD LIBOR settings).

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
–For cash flow hedges where the hedged items are tough legacy contracts (as explained above), Santander UK management has assumed that the interest rate benchmark on which hedged cash flows are based is not altered as a result of IBOR reform when assessing whether the future cash flows are highly probable. For discontinued hedging relationships, the same assumption has been applied for determining whether the hedged future cash flows are expected to occur.
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

Phase 2 amendments
These amendments apply only to changes required by IBOR reform to financial instruments and hedging relationships. Changes are directly required by IBOR reform if, and only if, the change is necessary as a direct consequent of interest rate benchmark reform, and the new basis for determining the contractual cash flow is economically equivalent to the previous basis. The exceptions given by the amendments mean that IBOR reform did not result in the discontinuation of hedge accounting and any hedge ineffectiveness continued to be recognised in profit or loss for affected hedges at and for the year ended 31 December 2021. The amendments address the accounting issues for financial instruments when IBOR reform is implemented as described below.
Practical expedient for changes to contractual cash flows
For instruments to which the amortised cost measurement applies, the amendments require entities, as a practical expedient, to account for a change in the basis for determining the contractual cash flows by updating the effective interest rate using the guidance in IFRS 9 resulting in no immediate gain or loss being recognised, provided that, the change is directly required by IBOR reform and takes place on an economically equivalent basis. Whereas the majority of instruments referencing LIBOR or other IBORs transitioned to alternative benchmark interest rates during 2021, legacy contracts and USD LIBOR cash flow hedges remain. Santander UK has no lease contracts which are indexed to LIBOR or other IBORs. The practical expedient was applied to all instruments or contracts that transitioned to alternative benchmark interest rates during 2021 and had no material impact for the Santander UK group.

Annual Report 2021	Santander UK plc 230

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Relief from specific hedge accounting requirements
The table below sets out the hedge accounting amendments, and their impact for Santander UK, which provide additional temporary reliefs from applying specific IAS 39 hedge accounting requirements to hedging relationships directly affected by IBOR reform. For GBP LIBOR cash flow hedges of legacy contracts and for USD LIBOR cash flow hedges, the transition to alternative benchmark interest rates will take place during 2022 and, for USD LIBOR cash flow hedges, no later than June 2023.

Hedge accounting amendment	Impact for the Santander UK group
Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform. The hedge designation must be amended by the end of the reporting period in which the changes are made.
This amendment means any change to hedge documentation will not result in discontinuation of hedge accounting nor the designation of a new hedge relationship. It expects the majority of its hedge relationships will transition to alternative benchmark rates during 2021 and Santander UK group used this relief for those hedges that transitioned.
When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.
This amendment would result in the release of the cash flow hedge reserve to profit or loss in the same period or periods in which the hedged cash flows that are now based on the alternative benchmark interest rate affect profit or loss. During the year, most of the Santander UK group’s GBP LIBOR cash flow hedges transitioned to alternative benchmark interest rates.
An entity may, on an individual hedge basis, reset to zero the cumulative fair value changes of the hedged item and hedging instrument when ceasing to apply the retrospective effectiveness assessment relief provided by the Phase 1 amendments.	The Santander UK group assessed on a hedge-by-hedge basis as the hedging instruments transitioned away from LIBORs or other IBORs during 2021. Resetting the cumulative fair value changes to zero had no effect on the amounts recorded in profit or loss. All hedge ineffectiveness including any outside the 80-125% range arising from IBOR reform has been recognised in profit or loss.
When amending the hedge relationships for groups of items, hedged items are allocated to sub-groups based on the alternative benchmark interest rate being hedged, and the benchmark rate for each sub-group is designated as the hedged risk.	All hedge relationships have transitioned to alternative benchmark interest rates and hedge documentation was amended accordingly.
An alternative benchmark interest rate designated as a non-contractually specified risk component, that is not separately identifiable at the date when it is designated, is deemed to have met the requirements at that date if the entity reasonably expects that it will meet the requirements within a period of 24 months from the date of first designation. The 24-month period will apply to each alternative benchmark interest rate separately. The risk component will, however, be required to be reliably measurable.	The amendment eases transition to alternative benchmark interest rates by allowing hedging relationships to be designated and to continue even before the new benchmark interest rates are fully established as market benchmarks. For the Santander UK group, the majority of hedge relationships, where an alternative benchmark interest rate is to be designated as a non-contractually specified risk component, were GBP fair value hedge relationships and most transitioned to SONIA during the year, and this rate was considered separately identifiable.

For other changes that are not as a direct consequence of IBOR reform, Santander UK separately assesses those changes to determine if they result in derecognition or discontinuation of hedge accounting by applying the relevant accounting policies as set out in Note 1.
Managing LIBOR transition
Following the decision by global regulators to phase out IBORs and replace them with alternative reference rates, Santander UK set up a project to oversee the design of alternative reference rate products and the transition for any legacy contracts referencing affected IBOR rates. The CFO sponsored the project and it was driven by senior staff from across the business, including our client-facing business areas, Legal, Compliance, Risk, Operations and Technology, and Finance. It had a formal governance structure, including a Senior Management Forum that met monthly, and thematic and product working groups. ALCO, ERCC and the Board Risk Committee received regular reports.
IBOR reform exposed banks to various risks, which were monitored and managed closely. These included:
–Conduct risk arising from discussions with clients and market counterparties due to the changes to existing contracts needed to effect IBOR transition
–Risk of financial losses to our clients and us if markets were disrupted due to IBOR transition
–Pricing risk from potential lack of market data if liquidity in IBORs reduced before some RFRs became liquid
–Operational risk arising from changes to IT systems and processes, and the risk of payments being disrupted if IBORs ceased to be available
–Accounting risk if hedging relationships failed, and from unrepresentative income statement volatility as financial instruments transition to RFRs.
While these risks were increased somewhat by diverging approaches to IBOR transition in different geographies, Santander UK’s main exposures were to GBP LIBOR corporate loans and derivatives, and the IBOR reform developments in different countries were closely monitored.
Santander UK also recognised that IBOR transition presented potential challenges for customers. We communicated with customers and launched a website to provide more information and help outline options available. Santander UK also continued to participate actively in industry forums and consultations in 2021. New reference rate products were deployed to support the transition from IBORs and, in 2021, the majority of affected legacy contracts were transitioned from the LIBOR rates ceasing at the end of the year. Santander UK continues to work with its customers to agree the transition of the relatively small number of agreements that remained un-transitioned at the end of 2021.

Annual Report 2021	Santander UK plc 231

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The following tables show the notional amounts of assets, liabilities and off-balance sheet commitments at 31 December 2021 and 31 December 2020 affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.

				Group
				2021
	GBP(3) LIBOR	USD(3) LIBOR	Other(3)	Total
	£m	£m	£m	£m
Assets
Derivatives(1)(2)	—	1,480	—	1,480
Other financial assets at fair value through profit and loss	8	—	—	8
Financial assets at amortised cost	1,373	81	1	1,455
	1,381	1,561	1	2,943
Liabilities
Derivatives(1)(2)	338	1,831	—	2,169
Other financial liabilities at fair value through profit and loss	—	5	—	5
Financial liabilities at amortised cost(4)	34	185	—	219
	372	2,021	—	2,393
Off-balance sheet commitments given	338	59	—	397

				2020
Assets
Derivatives(1)(2)	33,486	4,514	2,149	40,149
Other financial assets at fair value through profit and loss	968	22	—	990
Financial assets at amortised cost	15,062	1,191	90	16,343
Financial assets at fair value through comprehensive income	428	—	—	428
	49,944	5,727	2,239	57,910
Liabilities
Derivatives(1)(2)	35,217	5,205	88	40,510
Other financial liabilities at fair value through profit and loss	1,129	69	—	1,198
Financial liabilities at amortised cost	2,354	1,319	—	3,673
	38,700	6,593	88	45,381
Off-balance sheet commitments given	11,400	2,126	573	14,099
(1) Many of the Santander UK group’s derivatives subject to IBOR reform are governed by ISDA definitions. In October 2020 ISDA issued an IBOR fallbacks supplement setting out how the amendments to new alternative benchmark rates will be accomplished, the effect of which is to create fallback provisions in derivatives that describe what floating rates will apply on the permanent discontinuation of certain key IBORs or upon ISDA declaring a non-representative determination of an IBOR. The Santander UK group has adhered to the protocol to implement the fallbacks to derivative contracts that were entered into before the effective date of the supplement (25 January 2021). If derivative counterparties also adhere to the protocol, new fallbacks will automatically be implemented in existing derivative contracts when the supplement becomes effective. Following the announcement by the FCA on 5 March 2021 that certain LIBOR settings will permanently cease immediately after 31 December 2021 (and for overnight, 1-month, 3-month, 6-month and 12-month US dollar LIBOR after 30 June 2023), the ISDA fallback spread adjustment is fixed as of the date of the FCA announcement. GBP & JPY LIBOR for certain legacy contracts has been extended until at least the end of 2022 but not for cleared derivative contracts.
(2) Derivatives shown in the table above exclude contracts that automatically transitioned under ISDA fall back protocols at 00:01 on 1 January 2022.
(3) Cessation dates are: GBP, JPY, NOK LIBOR & 1-week and 2-month USD LIBOR 31/12/2021 remaining USD LIBOR settings 30/06/23, EONIA 03/01/2022; GBP & JPY LIBOR for certain legacy contracts has been extended until at least 31/12/2022.
(4) Financial liabilities at amortised cost is comprised of securitisation issuance which was called in January 2022.

Annual Report 2021	Santander UK plc 232

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

The following tables show the notional amount of derivatives in hedging relationships directly affected by uncertainties related to IBOR reform.

	Group				Group
	2021				2020
	GBP LIBOR	USD LIBOR	Other	Total	GBP LIBOR	USD LIBOR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Total notional value of hedging instruments:
–Cash flow hedges	—	2,586	—	2,586	15,198	5,119	—	20,317
–Fair value hedges	—	160	—	160	32,223	1,077	778	34,078
	—	2,746	—	2,746	47,421	6,196	778	54,395
Maturing after cessation date(1)
–Cash flow hedges	—	2,586	—	2,586	10,553	2,562	—	13,115
–Fair value hedges	—	160	—	160	12,477	162	720	13,359
	—	2,746	—	2,746	23,030	2,724	720	26,474
(1) Cessation dates are: GBP, JPY, NOK LIBOR & 1-week and 2-month USD LIBOR 31/12/2021, for remaining USD LIBOR settings 30/06/23, EONIA 03/01/2022; GBP & JPY LIBOR for certain legacy contracts has been extended until at least 31/12/2022.

The Santander UK group’s USD LIBOR cash flow hedges extend beyond the anticipated cessation dates for LIBOR. The Santander UK group expects that USD LIBOR will be replaced by SOFR but there remains uncertainty over the timing and amount of the replacement rate cash flows for USD LIBOR cash flow hedges. Hedging relationships impacted by uncertainty about IBOR reform may experience ineffectiveness due to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur or because transition of the hedged item and the hedging instrument could occur at different times.
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

Annual Report 2021	Santander UK plc 233

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

43. DISCONTINUED OPERATIONS
Discontinued operations
Transfer of the CIB business
Santander UK plc transferred a significant part of its Corporate & Investment Banking business to the London branch of Banco Santander SA under a Part VII banking business transfer scheme, which completed on 11 October 2021. The residual parts of the Corporate & Investment Banking business have been wound down or transferred to other segments.
At 31 December 2021, the Corporate & Investment Banking business met the requirements for presentation as discontinued operations.
The financial performance and cash flow information relating to the discontinued operations were as follows:

	2021	2020	2019
	£m	£m	£m
Net interest income	32	55	68
Net fee and commission income	35	66	63
Other operating income	2	2	8
Total operating income	69	123	139
Operating expenses before credit impairment losses, provisions and charges	(33)	(62)	(60)
Credit impairment losses	11	(7)	(22)
Provisions for other liabilities and charges	(4)	(9)	(16)
Total operating credit impairment losses, provisions and charges	7	(16)	(38)
Profit from discontinued operations before tax	43	45	41
Tax on profit from discontinued operations	(12)	(13)	(11)
Profit from discontinued operations after tax	31	32	30
Of the £2,784m of assets and £6,517m of liabilities relating to the Corporate & Investment Banking business at 31 December 2020 (see Note2):
£1.9bn of assets and £2.1bn of liabilities were transferred to the London branch of Banco Santander SA under a Part VII banking business transfer scheme, which completed on 11 October 2021, in exchange for a net cash payment of £0.2bn;
£1.0bn of liabilities were transferred elsewhere within Santander UK; and
–The remaining business either matured or customers closed their accounts.
There were no gains or losses recognised on the measurement to fair value less costs to sell or on the disposal of the asset groups constituting the discontinued operations.
In 2021, the net cash flows attributable to the operating activities, investing activities and financing activities in respect of discontinued operations were £3,612m outflow (2020: £1,815m outflow, 2019: £1,033m inflow), £nil (2020: £nil, 2019: £nil) and £nil (2020: £nil, 2019: £nil), respectively.

44. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2021 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Annual Report 2021	Santander UK plc 234

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2021	Santander UK plc 235

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Subsidiaries and joint ventures
In accordance with Section 409 of the Companies Act 2006, details of the Company’s subsidiaries and joint ventures at 31 December 2021 are set out below.
Subsidiaries
All subsidiaries are owned 100% and consolidated by Santander UK.
Incorporated and registered in England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
2 & 3 Triton Limited	A	Direct	Ordinary £1	100
A & L CF June (3) Limited	A	Indirect	Ordinary £1	—
A & L CF September (4) Limited	A	Indirect	Ordinary £1	—
Abbey National Nominees Limited	A	Direct	Ordinary £1	100
Abbey National Property Investments	A	Direct	Ordinary £1	100
Alliance & Leicester Personal Finance Limited	G	Direct	Ordinary £1	100
Cater Allen Limited	A	Indirect	Ordinary £1	—
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—

Santander Asset Finance (December) Limited	G	Indirect	Ordinary £1	—
Santander Asset Finance plc	A	Direct	Ordinary £0.10	100
Santander Cards Limited	A	Indirect	Ordinary £1	—
Santander Cards UK Limited	A	Direct	Ordinary £1	100
Santander Consumer (UK) plc	B	Direct	Ordinary £1	100
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—
Santander Estates Limited	G	Direct	Ordinary £1	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	—
Santander Guarantee Company	A	Direct	Ordinary £1	100
Santander Lending Limited	A	Direct	Ordinary £1	100
Santander Private Banking UK Limited	A	Direct	Ordinary £1	100
Santander UK Operations Limited	A	Direct	Ordinary A £1	100
			Ordinary B £1	100
Santander UK (Structured Solutions) Limited	A	Direct	Ordinary £0.01	100
Santander UK Technology Limited	A	Direct	Ordinary £1	100
The Alliance & Leicester Corporation Limited	A	Direct	Ordinary £1	100
Time Retail Finance Limited (In liquidation)	F	Indirect	Ordinary £1	—
			Ordinary £0.0001
(1) Refer to the key at the end of this section for the registered office address.

Incorporated and registered outside England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
Santander Cards Ireland Limited	I	Indirect	Ordinary €1	—
Ordinary €1.27
Santander ISA Managers Limited	H	Direct	Ordinary £1	100
(1) Refer to the key at the end of this section for the registered office address, including the country.

Annual Report 2021	Santander UK plc 236

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other subsidiary undertakings
All entities are registered in England and Wales except for Motor Securities 2018-1 Designated Activity Company which is registered in Ireland.
The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

	Registered		Registered
Name of entity	office(1)	Name of entity	office(1)
Abbey Covered Bonds (Holdings) Limited	E	Langton Mortgages Trustee (UK) Limited	A
Abbey Covered Bonds (LM) Limited	E	Langton PECOH Limited	C
Abbey Covered Bonds LLP	A	Langton Securities (2008-1) plc	C
Fosse (Master Issuer) Holdings Limited	C	Langton Securities (2010-1) plc	C
Fosse Funding (No.1) Limited	C	Langton Securities (2010-2) plc	C
Fosse Master Issuer plc	C	Langton Securities Holdings Limited	C
Fosse PECOH Limited	C	MAC No.1 Limited	A
Fosse Trustee (UK) Limited	A	Motor 2016-1 Holdings Limited	C
Holmes Funding Limited	A	Motor 2016-1 plc	C
Holmes Holdings Limited	A	Motor 2017-1 Holdings Limited	C
Holmes Master Issuer plc	A	Motor 2017-1 plc	C
Holmes Trustees Limited	A	Motor Securities 2018-1 Designated Activity Company	K
Langton Funding (No.1) Limited	C	PECOH Limited	A
(1) Refer to the key at the end of this section for the registered office address.

Joint ventures
All of these entities, which are registered in England and Wales, are associated undertakings accounted for by the equity method of accounting, with 50% ownership being held.

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
Hyundai Capital UK Limited	J	Indirect	Ordinary £1	—
Volvo Car Financial Services UK Limited	L	Indirect	Ordinary £1	—
(1) Refer to the key at the end of this section for the registered office address.

Overseas branches
The Company has no overseas branches.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	1 Bartholomew Lane, London EC2V 2AX
D	40a Station Road, Upminster, Essex RM14 2TR
E	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard,
London EC2R 7AF
F	Griffins, Tavistock House South, Tavistock Square, London WC1H 9LG
G	Carlton Park, Narborough, Leicester LE19 0AL
H	287 St. Vincent Street, Glasgow, Scotland G2 5NB
I	25/28 North Wall Quay, Dublin 1, Ireland
J	London Court, 39 London Road, Reigate RH2 9AQ
K	3rd Floor, Flemming Court, Flemming’s Place, Dublin 4, Ireland
L	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL

Annual Report 2021	Santander UK plc 237

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operations, are considered in detail in the Risk review, and they include:
–the effects of disruptions in the global economy and global financial markets
–the effects of the Covid-19 pandemic
–the effects of UK economic conditions
–the effects of the UK’s withdrawal from the European Union
–the effects of climate change
–the effects of competition with other financial institutions, including new entrants into the financial services sector
–the risk that Santander UK’s new or existing products and services may not become (or may not continue to be) successful
–the risk that Santander UK may be unable to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to prepayment risk
–the risk of damage to Santander UK's reputation
–the risk that Santander UK may be unable to manage the growth of its operations
–the effects of any changes to the reputation of Santander UK or its affiliates
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may limit Santander UK’s operations
–Santander UK’s ability to access liquidity and funding on acceptable financial terms
–the effects of an adverse movement in external credit ratings assigned to Santander UK, any Santander UK member or any of their respective debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–risks arising from the integrity and continued existence of reference rates
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write down powers thereunder
–the effects of any failure to comply with anti-money laundering, anti-terrorism, anti-corruption, anti-tax evasion or sanctions laws or regulations, or the risk of any failure to prevent or detect any illegal or improper activities fully or timeously
–the effects of taxation (and any changes to tax), in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss from civil litigation and/or criminal legal or regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and processes may not be sufficiently robust
–the effect of cyber-crime on Santander UK’s business
–the risks arising from any non-compliance with Santander UK’s policies, from any employee misconduct or human error, negligence and deliberate acts of harm or dishonesty, including fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods
–the risks arising from Santander UK’s reliance on third parties and affiliates for key infrastructure support, products and services
–the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards
Please refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2021) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual Report 2021	Santander UK plc 238

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2021	Santander UK plc 239

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Despite the economic recovery experienced during 2021 as Covid-19 measures were eased, there was a loss of growth momentum towards the end of the year. There is still a risk of an extended period of economic contraction that continues through 2022 as the effects of the Covid-19 pandemic (including the unwind of government support measures), Brexit and inflation continue to affect supply chains and business and household confidence and finances. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries. This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses which is likely to be exacerbated by the recent emergence of the Omicron variant (or the emergence of future variants, in particular those against which vaccines are not as effective).

In particular, Santander UK faces, among others, the following risks in this period of economic uncertainty (including the effect of those risks on gross domestic product, inflation and unemployment):
–Reduced demand for Santander UK’s products and services.
–Inability of Santander UK’s borrowers to make payments on their loans in full or on time.
–The degree of uncertainty concerning economic conditions may adversely affect the accuracy of Santander UK’s estimates, which may, in turn, impact the reliability of the IFRS 9 model and process to determine the sufficiency of Santander UK’s loan loss allowances.
–Lower house or other asset prices, reducing the value of collateral Santander UK holds on mortgage and other lending.
–Higher inflation, reducing Santander UK’s profitability and increasing the cost of living for Santander UK's borrowers.
–The value and liquidity of the portfolio of investment securities that Santander UK holds may be adversely affected.
Santander UK is also exposed to;
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism. Further moves towards unilateralism may also cause increased tension and/or hostilities between nations, which could negatively impact the global economy and financial markets. In addition, there are currently further geopolitical risks around Russia's invasion of Ukraine which could impact the UK economy, in particular by pushing up energy and oil prices and increasing inflation further;
–Climate change risks which could result in material damage to our customers’ property or businesses or have a material impact on our customers' business models under a transition to a low carbon economy; and
–Social unrest as a result of severe economic disruption.
Adverse changes in the credit quality of Santander UK’s borrowers or counterparties or a general deterioration in UK economic conditions could reduce the recoverability and value of Santander UK’s assets and require an increase in its level of provisions for expected credit losses. There can be no assurance that Santander UK will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. For example, for 2020, Santander UK recognised net provisions of £448m relating to the Covid-19 pandemic as described further below under “The Covid-19 pandemic”, although £212m of provisions have since been released, there is no assurance that should the Covid-19 pandemic worsen or as a consequence of other events or circumstances, Santander UK may have to increase provisions again. Material increases in Santander UK’s provision for loan losses and write-off or charge-offs have had and could again have a material adverse effect on its operations, financial condition and prospects. Any significant reduction in the demand for Santander UK products and services, a sustained downturn in the UK economy, further reduction in central bank interest rates could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Inflation rose in 2021, partly driven by supply chain disruptions and increasing energy prices. Monetary policy in the UK remains highly accommodative, increasing the risk that more abrupt action by the Monetary Policy Committee will be necessary later if the increase in inflation does not prove transitory. Inflation may be driven by supply chain disruptions and labour shortages, the imposition of further restrictions on movement due to the Covid-19 pandemic and structural changes in the UK economy following Brexit.
Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Disruption and volatility in the global financial markets, for example following Russia's invasion of Ukraine, could have a material adverse effect on Santander UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK or its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.
The Covid-19 pandemic
The Covid-19 pandemic has caused, and continues to have the potential to cause, social disruption and a material economic downturn in the UK and globally. Macroeconomic expectations are that its effects will be long lasting with the level and speed of economic recovery still uncertain. The Covid-19 pandemic has had a material adverse effect on Santander UK’s operations and income, and could continue to have a material adverse effect on its operations, income, financial condition and prospects depending on a number of factors which remain uncertain at this point (such factors may include further waves of infection, further variants of the Covid-19 virus, the lasting effects of vaccines, the global roll out of vaccination programmes, the percentage of vaccinated population, possible further lockdowns or other restrictions, and the speed and stability of the economic recovery, amongst others). To the extent the Covid-19 pandemic continues to adversely affect the UK or global economy and/or Santander UK, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein or may pose other risks which are not presently known to Santander UK or not currently expected to be significant to Santander UK’s business, operations

Annual Report 2021	Santander UK plc 240

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

or financial performance. For further information on the impact of the Covid-19 pandemic on Santander UK’s operating environment, see 'Operating environment and stakeholder update' and Note 1 to the Consolidated Financial Statements.

In response to the Covid-19 pandemic, Santander UK deployed working from home capabilities and adapted some of its key processes and working areas, such as branches and call centres, to the working requirements under lockdown. Santander UK faced operational challenges arising from this deployment, including those presented by the unavailability of personnel and the changes in normal operating procedures, which put pressure on internal controls. Santander UK has been, and may continue to be, adversely affected by disruptions to its infrastructure, business processes and technology services and increased operational risks due to cyber security threats and fraud. As Covid-19 restrictions have been eased, working practices are under ongoing review to allow improved controls, better remote working and flexibility, to comply with any Covid-19 minimisation measures on-site, and to be able to provide testing, cater for self-isolating needs and to allow a swift response to any new lockdown measures, while gradually returning to the office, all of which may lead to increased costs or further business disruption. For further information, see “Operating environment and stakeholder update” and “Risk review - Operational risk”.

Like other jurisdictions, the UK government and the Bank of England launched measures to provide financial support to parts of the economy most impacted by the Covid-19 pandemic (see “Risk review—Credit risk—Credit risk – Santander UK group level—Covid-19 Support measures”). The success of these measures (for example, lower interest rates, extensive central bank lending, extension of effective dates for regulatory changes, suspension of winding up petitions and rent arrear demands, business lending schemes, payment holidays and furlough measures) to reactivate the economy and support households and businesses has helped to limit damage to the economy. A significant number of our customers made use of these business lending schemes and payment holidays. However risks remain around the strength of the recovery of the economy and the impact this could have on businesses affected by supply disruption, trading issues and higher input prices. The end of these measures may have an effect on levels of business insolvencies or unemployment. For further details, see “Operating environment and stakeholder update” and “Risk review - Credit risk - Credit risk – Santander UK group level - Santander UK Group level – Credit risk review - Covid-19 Support measures”.

The ongoing impact of the Covid-19 pandemic (such as the end of the furlough and lending schemes, higher infection rates through the winter months possibly triggering new lockdowns and/or business closures in the UK or globally) on our retail and corporate customers’ income, profitability and prospects could significantly affect their ability to service and repay their loans. Our credit impairment charges have consequently increased as our new credit scenarios, and the weights applied to those scenarios, under IFRS 9 reflect a range of potential economic outcomes due to the Covid-19 pandemic. These scenarios capture a range of recovery paths for the UK economy, reflecting the uncertain environment caused by the Covid-19 pandemic, including the impact of the UK government responses. These scenarios have been weighted to the downside to reflect the longer path to recovery for the UK. For further details, see “Risk review - Credit risk - Credit risk – Santander UK group level - Multiple economic scenarios and probability weights.”
Santander UK transferred £3.1bn corporate Stage 1 loans into Stage 2 lifetime expected credit loss (ECL) and £0.4bn of corporate Stage 2 loans to Stage 3 ECL following contact with customers regarding possible concessions, review of the existing judgement perimeter and categorisation of sectors as “Low, Medium or High Risk” based on the Standard Industrial Classification (SIC) codes for 31 December 2021 reporting. For further details, see “Risk review - Credit risk”.
The assumptions and economic forecasts used in these scenarios, and the weights applied to them are reviewed every quarter to ensure they remain in line with the most recent data and reflective of current circumstances and consensus views. As such, those assumptions and economic forecasts may require reviewing if the Covid-19 pandemic prolongs or worsens and depending on the effects of phasing out of government support mitigating measures or reinstatement of such measures, as well as any further impacts on the global economy, international markets and in relation to specific business sectors, which may suffer worse losses than others or have a much slower recovery. The impact of the outbreak on the long-term prospects of businesses in some sectors is expected to be material and may lead to significant ECL charges on specific exposures, which may not be fully captured by ECL modelling techniques. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, due to the lack of historical reference points and data. In the case of Covid-19, there are no precedents to model and forecast the effects of the pandemic and the related containment measures and financial support schemes in the medium and long term, which has required increased expert judgement.
The UK’s withdrawal from the European Union (Brexit) could have a material adverse effect on Santander UK’s operations, financial condition and prospects
On 31 January 2020 the UK ceased to be a member of the EU on withdrawal terms which established a transition period until 31 December 2020, during which the UK continued to be treated as an EU member state and applicable EU legislation continued to be in force (the Transition Period). A trade deal was agreed between the UK and the EU prior to the end of the Transition Period and new regulations came into force on 1 January 2021.
The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy. As a result, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties. The wider impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and a lack of access to certain financial market infrastructure, may affect Santander UK's operations, financial condition and prospects and those of its customers.
Uncertainty also remains around the effect of Brexit on the UK’s economic recovery from the Covid-19 pandemic, as Brexit has exacerbated global pandemic-related supply and labour market constraints and reduced economic output and exports as businesses attempt to adapt the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.
While the longer term effects of the UK’s withdrawal from the EU are difficult to assess, there is ongoing political and economic uncertainty, such as increased friction with the EU and EU countries, the possibility of a second referendum on Scottish independence from the UK and instability in Northern Ireland derived from the UK proposal to replace the current Northern Ireland protocol agreed with the EU, which could negatively affect Santander UK’s customers and counterparties and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK faces risks from the impact of climate change, which could materially affect Santander UK’s reputation, business operations, clients and customers, as well as the creditworthiness of its counterparties
Climate risk is a risk that manifests through other principal risks, primarily enterprise risk, credit risk and operational risk. Climate change could expose Santander UK to financial risk either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy or in the regulation of financial institutions with respect to climate change risks) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate.
Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, landslides, storms, sea level rise, coastal erosion and subsidence. These risks could lead to damage to our customers’ property or operations, which could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Santander UK’s portfolios. In addition, Santander UK’s premises and resilience may also suffer physical damage due to weather-related events leading to increased costs for Santander UK.

Annual Report 2021	Santander UK plc 241

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Transition risks arise from the process of adjustment towards a low-carbon economy. Santander UK may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities Santander UK undertakes, as well as the risks associated with its lending portfolios, and the value of Santander UK’s financial assets. Reputation risk could arise from a failure to meet changing societal, investor or regulatory demands.
Santander UK is a founding member of the UN-convened Net Zero Banking Alliance committing Santander UK to set and disclose decarbonisation targets for most greenhouse gas intensive sectors and has committed to becoming a net zero bank by 2050. In order to reach these ambitions and targets or any other climate related ambitions or targets Santander UK may commit to in future, Santander UK will need to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks Santander UK faces as a result of climate change). Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt Santander UK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on Santander UK’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.
For further details on Santander UK’s approach to climate change see “Risk review – Taskforce on Climate-related Financial Disclosures (TCFD)”.
Business model risks
Santander UK is exposed to competition from other financial institutions, including new entrants into the financial services sector
The markets for UK financial services are very competitive and Santander UK has seen strong competition from banks, building societies and other established financial service providers. In addition, Santander UK faces competition from a number of new entrants, non-banks and other providers, including technology companies and large retail companies with strong brand recognition.

The UK government and regulators are actively supporting the emergence of new entrants into the UK financial services market. The internet and mobile technologies are also changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking in recent years and Covid-19 accelerated the strong trends towards customer digital adoption. Santander UK is investing in a multi-year transformation programme, including digitalisation of channels and services and automation of physical channels, to both meet customer preferences and protect its competitive position. There can be no assurance that the transformation programme will deliver the benefits sought from it.

Management expects such competition to continue or intensify as a result of customer behaviour and trends, technological changes, competitor behaviour, the growth in digital banking, new lending models and changes in regulation (including the introduction of Open Banking and changes arising from the Payment Services Directive (PSD2)). As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Santander UK’s existing competitors in that market, limiting Santander UK’s ability to increase its customer base and expand its operations, increasing competition for investment opportunities and potentially reducing Santander UK’s market share.

Any of these competition-related factors or a combination thereof could result in a significant reduction in the profit of Santander UK. Santander UK gives consideration to the competitive position in its management actions, such as pricing, product decisions and our business model. Increasing competition could mean that Santander UK increases rates offered on deposits or lowers the rates it charges on loans, or changes its cost base, any of which could have a material adverse effect on its operations, financial condition and prospects.
Santander UK’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
The success of Santander UK’s operations and its profitability depends, in part, on the success of new products and services it offers to customers and the way in which it offers and provides its products and services. The increasing availability of a wide range of digital or online products and services for customers requires banks like Santander UK to enhance their offerings in order to retain and attract customers. However, Santander UK cannot guarantee that its new products and services or the way in which it offers or provides its products and services will meet the needs or preferences of Santander UK’s customers which may change over time, and such changes may render Santander UK’s products and services obsolete, outdated or unattractive. Santander UK may not be able to develop new products that meet its customers’ changing needs in a timely manner. As Santander UK expands the range of its products and services, some of which may be at an early stage of development in the UK market, it will be exposed to known, new and potentially increasingly complex risks, including conduct risk, and development expenses. Santander UK’s employees and risk management systems, as well as its experience and that of its partners, may not be sufficient or adequate to enable it to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect its operating results.
Any or all of the above factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s loan portfolio is subject to risk of prepayment
Santander UK’s loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to prepay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of Santander UK’s interest earning assets and could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
As a result Santander UK could be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that Santander UK is not able to accurately forecast amortisation schedules for these purposes which may affect its profitability. Prepayment risk also has a significant adverse impact on credit card and mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch with Santander UK’s funding obligations and reinvestment at lower yields. The risk of prepayment and its impact on Santander UK's ability to accurately forecast amortisation schedules is inherent in Santander UK’s commercial activity and an increase in prepayments or a failure to accurately forecast amortisation schedules could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Damage to Santander UK’s reputation could cause harm to its business prospects
Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to the reputation of Santander UK or Banco Santander S.A. (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, failure to deliver minimum standards of service and quality, loss or compromise of customer data, disruption to service due to a cyber-attack, wider IT failures such as the IT outage experienced on 15 May 2021 which temporarily impacted Santander UK’s operations and customers, compliance failures, third party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including

Annual Report 2021	Santander UK plc 242

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects.

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
Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under retained EU law and as adopted by the Prudential Regulation Authority (PRA). Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to total adjusted assets for leverage monitoring purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK's existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write down (for more information, see the risk factor entitled ‘Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers’).
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
In implementing CRD IV and the revised versions of CRD IV, the PRA has required the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under CRD IV and PRA rules to ensure a bank can withstand a period of stress. Though the results of the PRA’s 2019 stress test (the most recent exercise undertaken to set UK bank capital buffers) did not impact on the level of capital that Santander UK is required to hold, the PRA could, in the future, as a result of stress testing exercises and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions, require Santander UK to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Leverage ratios
The Financial Services Act 2012 (the FS Act) also provides the Financial Policy Committee (FPC) of the BoE with certain other macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The PRA require UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies to hold enough CET1 capital to meet an additional leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Other Systemically Important Institutions (O-SII) buffer rate following the implementation of the CRD V Directive on 28 December 2020 (previously the Systemic Risk Buffer rate) and for consolidated groups which include a Ring Fenced Body (as defined in the Financial Services and Markets Act 2000 (FSMA) to hold enough CET1 capital to meet the Additional Leverage Ratio Buffer (ALRB). The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to Santander UK being further increased, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Further regulatory changes

Annual Report 2021	Santander UK plc 243

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Regulators in the UK and worldwide have proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BoE is required to set the Minimum Requirement for Eligible Liabilities (MREL) for all institutions. The BoE expects banks to have complied with end-state MREL requirements by 1 January 2022. This was the case for Santander UK.
The UK implementation of the elements of CRR2, which include revisions to the leverage ratio, counterparty risk capital requirements and the net stable funding ratio (NSFR), occurred on 1 January 2022.
In addition to the above, regulators in the UK have produced a range of proposals for future legislative and regulatory changes which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital or could increase Santander UK’s expenses and could have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the UK implementation of the Basel Committee’s new market risk framework, which reflects rules made as a result of the Basel Committee’s fundamental review of the trading book. In addition, in December 2017 the Basel Committee published their final version of the Basel III framework, with proposed implementation from 1 January 2022. This includes the following elements:
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
The Basel Committee delayed the proposed implementation date of these revised rules to 1 January 2023. It is anticipated that the PRA will publish a consultation paper in 2022 on the UK implementation of these rules and the proposed implementation date in the UK.
There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for new business purposes and adversely affect Santander UK’s cost of funding, profitability and ability to pay dividends, continued organic growth (including increased lending), or pursue acquisitions or other strategic opportunities. Alternatively, Santander UK could be required to restructure its balance sheet to reduce the capital charges incurred pursuant to the PRA’s rules in relation to the assets held or raise additional capital but at increased cost and subject to prevailing market conditions. In addition, changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect Santander UK’s ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of Santander UK’s capital position. Furthermore, increased capital requirements may negatively affect Santander UK’s return on equity and other financial performance indicators.
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
Liquidity and funding risks are inherent in Santander UK’s business and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Liquidity risk is the risk that Santander UK either does not have available sufficient financial resources to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While Santander UK maintains a liquid asset buffer and implements liquidity management processes to seek to control these risks. In particular, unforeseen systemic market factors like those experienced during the last financial crisis make it difficult to eliminate these risks completely. There can be no assurance that such circumstances will not reoccur. Extreme liquidity constraints may affect Santander UK’s operations and its ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities. Disruption and volatility in the global financial markets could have a material adverse effect on Santander UK’s ability to access capital and liquidity on financial terms acceptable to it. A sudden or unexpected shortage of funds in the banking system could threaten the stability of the banking system, and lead to increased funding costs, a reduction in the term of funding instruments or require Santander UK to liquidate certain assets, thereby impacting Santander UK’s liquidity position and its ability to pay its debts. If these circumstances were to arise, this could have a material adverse effect on Santander UK’s results, operations, financial condition and prospects.
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
If wholesale markets financing ceases to be available, or becomes excessively expensive, Santander UK may be forced to raise the rates it pays on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of adverse market conditions, significant increases in capital markets funding costs or deposit rates could have a material adverse effect on Santander UK’s interest margins, its cost of funding, access to liquidity and its profitability and therefore on its operations, financial condition and prospects.
In recent years Santander UK has also made use of central bank funding schemes such as the BoE's Term Funding Scheme. As at 31 December 2021, Santander UK had no outstanding drawings under the Term Funding Scheme.
In response to the Covid-19 pandemic, the BoE introduced the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises (TFSME), with similar terms to its previous Term Funding Scheme. As at 31 December 2021, Santander UK had drawn £31.9bn of cash under the TFSME. The scheme closed to new drawings in October 2021 and, like other participants Santander UK will have to replace any maturing central bank funding although this will not occur until 2024. This could potentially lead to an increase in reliance on wholesale markets financing and an increase in costs due to other institutions also refinancing their maturities.
Each of the factors described above could have a material adverse effect on Santander UK, including its ability to access capital and liquidity on financial terms acceptable to it and, more generally, on its operations, financial condition and prospects.
Further, Santander UK aims for a funding structure that is consistent with its assets, avoids excessive reliance on short-term wholesale funding, attracts enduring retail and commercial deposits and provides diversification in products and tenor. Santander UK therefore relies, and will continue to rely, on retail and commercial deposits to fund a significant proportion of lending activities. The on-going availability of this type of funding is sensitive to a variety of factors outside Santander UK’s control, such as general economic conditions and the confidence of depositors in the economy and in the financial services industry in general, confidence in Santander UK specifically, Santander UK’s credit rating and the availability and extent of deposit guarantees, as well as competition between banks

Annual Report 2021	Santander UK plc 244

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

for deposits or competition with other products, such as mutual funds or, if launched, central bank digital currency. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing its ability to access deposit funding on appropriate terms, or at all, in the future, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Any of these results of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander UK, including its operations, financial condition and prospects. For example Santander UK estimates that at 31 December 2021, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £0.5bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.8bn of cash and collateral at 31 December 2021. Under the LCR we hold sufficient liquidity to cover these potential outflows. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

There can be no assurance that the credit rating agencies will maintain Santander UK’s current credit ratings or outlooks. A failure to maintain favourable credit ratings or outlooks could increase Santander UK’s cost of funding, adversely affect Santander UK’s interest margins, and reduce its ability to secure both long-term and short-term funding. If a downgrade of a Santander UK member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings of other members of Santander UK. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Annual Report 2021	Santander UK plc 245

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

liabilities and/or an increase in the scheme liabilities not matched by an increase in the pension fund assets due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources. Inflation in particular poses a significant risk to the pension fund as liabilities would be adversely impacted by an increase in long-term inflation. While Santander UK can control a number of the above factors, there are some over which Santander UK has no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult with Santander UK before changing the pension schemes’ investment strategy, the trustees have the final say and ultimate responsibility for investment strategy rests with them.
Changes in UK legislation and regulation through the Pension Schemes Act 2021 to address perceived failings in pension protection following recent high profile company insolvencies with large pension deficits may also affect Santander UK’s position, Specific areas where concerns have been raised are levels of dividends where there is a pension scheme with a deficit and the length of time taken to address deficits. These changes in legislation or regulation could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources.
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
Changes in interest rates would affect the following areas, among others, of Santander UK’s business:
–Net interest income
–The value of Santander UK’s derivatives transactions
–The market value of Santander UK's securities holdings
–The value of Santander UK’s loans and deposits
–The volume of loans originated
Interest rates are highly sensitive to many factors beyond Santander UK’s control, including increased regulation of the financial sector, inflation, monetary policies, domestic and international economic and political conditions and other factors. Variations in interest rates could affect the interest earned on Santander UK’s assets and the interest paid on its borrowings, thereby affecting its net interest income, which comprises the majority of its revenue, reducing its growth rate and profitability and potentially resulting in losses. In addition, costs Santander UK incurs putting into place strategies to reduce interest rate exposure could increase in the future, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Due to the historically low interest rate environment in the UK in recent years, the rates on many of Santander UK’s interest-bearing deposit products have been priced at or near zero. This may limit Santander UK’s ability to further reduce customer rates in the event of further cuts in the BoE base rate putting pressure on Santander UK's margins and profitability. If a generally low interest rate environment in the UK persists in the long term, it may be difficult to increase Santander UK’s net interest income, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is exposed to risks relating to the integrity and continued existence of reference rates
On 29 November 2017, the FCA announced that a Working Group on Sterling Risk-Free Rates was to be mandated with implementing a broad-based transition to the Sterling Overnight Index Average (SONIA) over the next four years across Sterling bond, loan and derivative markets, so that SONIA would be established as the primary Sterling interest rate benchmark. In March 2021, the UK Financial Conduct Authority (FCA) confirmed that all LIBOR settings, in their current format, would cease:
–immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and
–immediately after 30 June 2023, in the case of the remaining US dollar settings (i.e. overnight, 1-month, 3-month, 6-month and 12-month).
Subsequently, the FCA has exercised its powers under the UK Benchmarks Regulation to define and require the publication of ‘synthetic’ sterling (and Japanese yen) LIBOR at least until the end of 2022, and outlined its permitted uses. In addition, the Critical Benchmarks (References and Administrators' Liability) Act 2021 has substituted such ‘synthetic’ LIBOR for references to LIBOR in English, Scots and Northern Irish law governed contracts that have not otherwise transitioned to an alternative rate.
In 2021, the majority of Santander UK’s affected legacy contracts were transitioned from the LIBOR rates ceasing at the end of 2021. Where contracts were not able to be transitioned however, the FCA exercising its powers under the UK Benchmarks Regulation and the implementation of the Critical Benchmarks (References and Administrators’ Liability) Act 2021 have enabled a smoother transition of sterling denominated ‘tough legacy’ contracts into 2022. Nevertheless, the publication of ‘synthetic’ sterling LIBOR beyond the end of 2022 is not guaranteed and the FCA is yet to announce whether it will require the publication of ‘synthetic’ USD LIBOR rates after the cessation of the remaining USD LIBOR tenors after 30 June 2023.
The transition of LIBOR based contracts has been complex and involved a range of risks (including legal, conduct, system, model, accounting and reputational risks). Changes to, or the replacement of, benchmarks may cause contracts in which they are used to perform differently than in the past or may have other consequential effects. In particular, the transition of contracts from GBP LIBOR to an alternative reference rate (such as SONIA or the BoE base rate) typically

Annual Report 2021	Santander UK plc 246

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

involved an adjustment to the terms of financial contracts to which Santander UK is a party. Whilst Santander UK has taken steps to manage these risks, there can be no assurance that these risks will not crystallise. This could have a material adverse effect on Santander UK’s operations, financial condition, and prospects.
Santander UK's most significant exposures are to GBP LIBOR, and mainly represent derivatives transacted to hedge its balance sheet risks, corporate loans and medium-term funding. For details of the notional value of derivative hedging instruments by benchmark interest rate, see Note 11. The estimated value of loans and customer derivatives for which transition was not agreed before the end of 2021 was just under £2.1bn (for non-USD LIBOR which is currently expected to cease after 30 June 2023).

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
Santander UK is also exposed to changes in the market value of credit and funding spreads for the valuation of certain derivative contracts, the estimated value of which is negatively exposed to increases in the Credit Valuation Adjustment (CVA) spread and the Funding Fair Valuation Adjustment (FVA) spread over the lifetime of the transaction.
Any of these factors could require Santander UK to record negative changes in fair value which could have a material adverse effect on its operations, financial condition and prospects.
Santander UK is also exposed to changes in UK residential house price index levels, future index growth assumptions and house price index volatility. These impact the valuations of the portfolios of home reversion plans, lifetime mortgages and associated hedges held by Santander UK. In addition, the home reversion assets and mortgages are exposed to any changes in underlying mortality assumptions as maturity dates on these are not fixed and are driven by the vacation of the underlying property on a permanent basis by the plan holder. Specific property risk exists for each individual asset versus the indexed growth assumption at the point of maturity. Lifetime mortgages additionally have prepayment risk which is managed via a FVA based on historic data.
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
Santander UK invests in debt securities of the UK government largely for liquidity management purposes. At 31 December 2021, approximately 7% of Santander UK’s total assets and 6% of Santander UK’s securities portfolio were comprised of debt securities issued by the UK government. Any failure by the UK government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
In particular, the amount of Santander UK’s reported non-performing loans may increase in the future as a result of growth in Santander UK’s total loan portfolio, including as a result of loan portfolios that Santander UK may acquire in the future (the credit quality of which may turn out to be worse than Santander UK had anticipated), or factors beyond Santander UK’s control, such as adverse changes in the credit quality of Santander UK’s borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. Broader inflationary pressures that impact a customer's ability to service debt payments could also lead to increased arrears in both unsecured and secured products.
There can be no assurance that Santander UK will be able to effectively control the level of impaired loans in, or the credit quality of, its total loan portfolio, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at historically low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers' required monthly payments may result in higher delinquency rates and losses related to non-performing loans in the future. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Annual Report 2021	Santander UK plc 247

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio
The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 84.2% of Santander UK’s loan portfolio at 31 December 2021. As a result, Santander UK is highly exposed to developments in the residential property market in the UK. House price growth strengthened over the second half of 2020 and into 2021 as a result of pent up demand during the first Covid-19 lockdown in the UK together with the stimulus provided by temporary changes in stamp duty; however, there is a level of uncertainty in the outlook for house prices in 2022 as these effects subside. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic downturn and recovery will mean that losses could be incurred on loans should they go into possession.
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
Legal and regulatory risks
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability of institutions under their supervision), enhance consumer protection, address climate change risks and improve controls in relation to financial crime-related risks. Santander UK expect regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the United Kingdom by the Prudential Regulation Authority (PRA), the Lending Standards Board (LSB), the Financial Conduct Authority (FCA), the Payment Systems Regulator (PSR) and the Competition and Markets Authority (CMA).
As well as being subject to UK regulation, as part of the Banco Santander Group, Santander UK is also affected by other regulators such as the Banco de España (the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes (including the United States of America (US)) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions.
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
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry.
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
–Competition: Reviews and investigations by competition authorities (which in the UK include the CMA, the FCA and the PSR) into any aspect of Santander UK’s operations or the functioning of any markets in which Santander UK operates.
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

Annual Report 2021	Santander UK plc 248

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

our customers' manipulation into making payments known as 'Authorised Push Payment' fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failing in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value Clearing House Automated Payment System (CHAPS) system through the Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for faster payments, BACS and the other lower value retail payment schemes. PSD2 has been implemented within the UK and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Open Banking and PSD2 both have shown that they have the potential to exacerbate a number of existing risks including data loss/data protection, cyber security, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity. Santander UK has also adapted systems and pricing to comply with other European regulations - including the Second Cross Border Payments Regulation which has required Santander UK to reduce prices for the majority of EEA currency payments in line with the price of their domestic equivalents.
–Data Privacy: Failure to comply with emerging and current laws and regulations concerning data privacy and localisation in a number of jurisdictions across the globe may result in regulatory sanctions. In particular, the General Data Protection Regulation (EU) 2016/679 (GDPR), including the GDPR as it forms part of UK domestic law by virtue of the EUWA (UK GDPR), and the Data Protection Act 2018 (DPA) imposes obligations on data controllers and rights for data subjects. The implementation of the UK GDPR and DPA has required substantial amendments to Santander UK’s procedures and policies. The changes have had, and could continue to have, an adverse impact on Santander UK’s business by increasing its operational and compliance costs. If there are breaches of UK GDPR obligations, Santander UK could face significant administrative and monetary sanctions as well as reputational damage. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects. Moreover, the Department for Culture Media and Sport (DCMS) has recently issued a consultation in relation to proposed reforms of UK data protection legislation. Some proposed reforms, such as the requirement to implement a privacy management programme may result in a further increase in compliance and operational costs, if implemented. The proposed changes may also pose a risk to the EU Commission’s adequacy finding in respect of the UK, as the UK’s data protection laws may no longer be considered to be essentially equivalent to those of the EU, which would impact data flows from the EU to the UK.
–Electronic marketing: For the purposes of the Privacy and Electronic Communications Regulations 2003 (PECR), Santander UK relies on legitimate interests (LI) and not consent as a lawful basis for its marketing activity (an opt-out model, rather than an opt-in model). This model limits Santander UK to marketing its own similar products and services only to its own customers who have not opted out of marketing. This model therefore prevents the marketing by Santander UK of Santander group companies’ products and services by electronic means. This may put Santander UK at a competitive disadvantage. It is proposed to move from an LI to a consent model in the near future. There will be legal and regulatory risks associated with this transition, as well as systems updates costs to operationalise.
–Consumer duty: In response to a requirement introduced into the FSMA, the FCA continues to consult on a broad consumer duty that firms undertaking regulated activities with retail clients should observe. The FCA is proposing that the consumer duty has three elements: A consumer principle that provides a high-level expectation of conduct, a set of overarching Cross-cutting Rules which develop and amplify the standards of conduct that the FCA expects under the consumer principle and a suite of rules and guidance setting more detailed expectations for a firm’s conduct according to the four specific outcomes that represent the key elements of the firm and its consumer relationships (communications, products and services, price and value and customer service). The first consultation on the structure of the proposed consumer duty closed on 31 July 2021. A second consultation paper on the proposed text for the new rules and guidance was published on 7 December 2021 and closed on 15 February 2022. Final rules are expected to be set out in a policy statement to be published by 31 July 2022 and it is expected that firms will have until 30 April, 2023 to implement its proposals. Whilst the scope of the consumer duty is not yet final, it is likely to require a review of, and potentially changes to, Santander UK’s products, services, policies, systems and procedures against the requirements of the consumer duty. It is not clear how the consumer duty will operate in relation to existing principles, rules and guidance in the FCA Handbook. It may affect elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that Santander UK is able to generate. It may result in an increase in civil litigation or claims to the Financial Ombudsman Service by customers alleging a breach of the consumer duty or in regulatory action by the FCA.
–Insolvency: Changes to the UK corporate insolvency regime were introduced through the Corporate Insolvency and Governance Act 2020, including a pre-insolvency moratorium process for corporates in financial difficulty to give a period of time to seek a rescue or restructure and a new restructuring plan insolvency procedure to enable debt restructures. The Finance Act 2020 re-established certain tax debts owed by corporates as secondary preferential debts, ranking ahead of debts owed to floating charge holders. The Debt Respite Scheme (Breathing Space Moratorium and Mental Health Crisis Moratorium) (England and Wales) Regulations 2020 (Breathing Space Regulations) (which came into force on 4 May 2021) give eligible individuals in England and Wales the ability to apply for a breathing space or mental health crisis moratorium during which creditors may not demand payment of interest or fees that accrue or enforce a debt owed by the applicant. The impact these changes will have in relation to the collection and recovery of loans to retail and corporate customers who are in financial difficulty or default continues to evolve.
–Outsourcing and Third Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third party risk management (SS2/21). The PRA has stated that SS2/21 should be the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management. SS2/21 should be read alongside the EBA guidelines on outsourcing arrangements, which remain applicable and effective. A major development is that the scope of contracts which should meet the PRA requirements on outsourcing and third-party risk management has increased beyond that set out in the EBA guidelines on outsourcing. The PRA states that it expects material third-party agreements that are not outsourcing to be subject to controls that are as robust as the controls that would apply to outsourcing arrangements with an equivalent level of materiality. Also in March 2021, the PRA published Supervisory Statement 1/21 (SS1/21) which sets out its expectations for the operational resilience of Santander UK’s ‘important business services’. These are services that a PRA regulated firm provides which, if disrupted, could pose a risk to that firm’s safety and soundness or, the financial stability of the UK. Santander UK is required to identify and set impact tolerances for all its important business services which must, in all cases, include a time-based metric to measure the tolerable level of disruption to that important business service. Santander UK must ensure it is able to deliver its important business services within impact tolerances in severe but plausible scenarios. The PRA expects Santander UK to develop and implement effective remediation plans for the important business services that would not be able to remain within its impact tolerance. Any outsourcing agreements entered into on or after 31 March 2021 must meet the requirements in SS2/21, as these must be compliant by 31 March 2022. Legacy agreements entered into before 31 March 2021 need to be reviewed and updated at the first appropriate contractual revision or renewal, on or after 31 March 2022. Santander UK’s procurement teams are currently leading a contracts remediation project, which is designed to achieve compliance with SS2/21. If Santander UK is unable to meet the PRA’s requirements on outsourcing and third-party risk management then it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK government has announced its intention to roll out new sustainability disclosure requirements, which will expand on the those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy. Santander UK is implementing the recommendations of TCFD: further reporting will require additional gathering of data and operationalisation of reporting and there will be legal, reputational and regulatory risks should Santander UK fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.
–Evolving conduct and regulatory policy: The CMA is seeking enhanced consumer protection powers, and is considering policy issues that may impact financial services, for example 'loyalty penalties' and the impact of digitalisation on consumer outcomes. There is the potential that the CMA and FCA take different stances on certain policy issues in these spheres.
Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers
The special resolution regime set out in the Banking Act 2009 (the Banking Act) provides HM Treasury, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or

Annual Report 2021	Santander UK plc 249

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
If a ‘bail-in’ order were made under the Banking Act as amended by The Financial Services (Banking Reform) Act 2013 (see further ‘Regulation of Santander UK - The Banking Act 2009’), such an order would be based on the principle that any creditors affected by the 'bail-in' order should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a bank under resolution and the power to convert certain liabilities into shares (or other instruments of ownership) of the bank. The bail-in power under the Banking Act may potentially be exercised in respect of any unsecured debt securities issued by a bank under resolution or an entity in Santander UK, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act could be exercised in respect of Santander UK’s debt securities. Public financial support would only be used as a last resort, if at all, after having assessed and utilised, to the maximum extent practicable, the resolution tools including the bail-in tool and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of Santander UK or any entity in Santander UK would have a material adverse effect on Santander UK’s operations, financial condition and prospects.
The PRA also has the power to make rules requiring a parent undertaking of a bank to make arrangements to facilitate the exercise of resolution powers, including a power to require a member of a banking group to issue debt instruments. The exercise of such powers could have an impact on the liquidity of Santander UK’s debt instruments and could materially increase Santander UK’s cost of funding.
In addition, the EU Bank Recovery and Resolution Directive (BRRD) provides for resolution authorities to have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result of changes to the PRA Rulebook made to implement the BRRD, Santander UK is now required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of Santander UK, these ex ante powers could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK must comply with anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and anti-tax evasion laws and regulations and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could have a material adverse effect on Santander UK’s operations, financial condition or prospects
Santander UK is required to comply with applicable anti-money laundering (AML), counter-terrorism financing (CTF), anti-bribery and corruption, sanctions, anti-tax evasion and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (including in respect of sanctions and politically-exposed person screening), ensure account and transaction information is kept up to date and implement effective financial crime policies and procedures detailing what is required from those responsible in order to counter financial crime risks. The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which in turn requires ongoing changes to systems, technology and operational activities.
Santander UK is also required to conduct financial crime training for its staff and to report suspicious transactions and activity to appropriate law enforcement. Comprehensive and risk based financial crime training at a group-wide and business unit level is a key element of effective controls, with the FCA providing guidance on expectations within its Financial Crime Guide. Financial crime is continually evolving. This requires proactive and adaptable responses from Santander UK so that it is able to deter, detect and disrupt threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where Santander UK may be used by other parties to engage in money laundering and other illegal or improper activities. Santander UK’s staff, whom Santander UK rely heavily upon to identify such activities and report them, have varying degrees of experience in recognising criminal tactics, making effective, bank-wide mandatory and specialist training provided by the Santander UK Anti-Financial Crime Academy more pertinent.
Where Santander UK outsources any of its customer due diligence, customer screening or anti-financial crime operations, it remains responsible and accountable for full compliance and any breaches. If Santander UK is unable to apply the necessary scrutiny and oversight, or if such oversight proves insufficient to detect illegal or improper activities, there remains a risk of regulatory breach and this could have a material adverse effect on Santander UK's operations, financial condition and prospects.
Over the last decade, AML, CTF, anti-bribery and corruption and sanctions laws and regulations have become, and may continue to become, increasingly complex and detailed. Consequently, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally, and such scrutiny continues to intensify. To manage regulatory scrutiny, Santander UK requires improved systems, sophisticated monitoring and skilled compliance personnel. Navigating the increasing complexity of financial crime regulation is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU, UK and US in the area of financial sanctions is one such obstacle.
UK AML and CTF legislation continues to change (for instance through regular updates to the UK’s list of third countries identified as high-risk countries), which can lead to substantial amendments to Santander UK’s AML and CTF procedures and policies, with additional training and guidance required for employees. Further such amendments will be required going forward to reflect changes to UK laws and government policy following the end of the July 2021 twin-track consultation on the effectiveness and content of the UK's Money Laundering Regulations. While there are opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of legislative and regulatory divergence from EU requirements. Significant change could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
If Santander UK is unable to fully comply with applicable laws, regulations and expectations, its regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against it, to impose significant fines and other penalties on it, including requiring a complete review of Santander UK’s business systems, day-to-day supervision by external consultants, imposing restrictions on the conduct of Santander UK’s business and operations and ultimately the revocation of Santander UK’s banking licence. The reputational damage to its business and brand could be severe if Santander UK was found to

Annual Report 2021	Santander UK plc 250

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

have materially breached AML, CTF, anti-bribery and corruption, anti-tax evasion or sanctions requirements. Santander UK’s reputation could also suffer if it were unable to protect its customers or its business from being used by criminals for illegal or improper purposes. Criminal penalties could be imposed upon individuals employed by Santander UK. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
At an operational level, geo-political, economic and social changes can provide opportunities to financial criminals and alter the risks posed to banks. Effective intelligence and monitoring systems within strengthened public/private partnerships to share knowledge on emerging risks are required to help manage these risks. However, there can be no guarantee that any intelligence shared by public authorities or other financial institutions will be accurate or effective in helping Santander UK to combat financial crime, and if, despite such efforts, Santander UK fails to combat financial crime effectively then this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, while Santander UK reviews its relevant counterparties’ internal policies and procedures (for example, under its correspondent banking relationships) with respect to such matters, Santander UK, to a large degree, depends upon its relevant counterparties to maintain and properly apply their own appropriate anti-financial crime procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using its (and its relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without its (or its relevant counterparties’) knowledge. There are also risks that other third parties, such as suppliers, could be involved in financial crime. If Santander UK is associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), then its reputation could suffer and it could become subject to civil or criminal proceedings that could result in penalties, sanctions and legal enforcement (including being added to 'black lists' that would prohibit certain parties from engaging in transactions with it), any one of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is subject to tax-related risks
Santander UK is subject to the substance and interpretation of UK tax laws and is subject to routine review and audit by tax authorities in relation thereto. Santander UK’s interpretation or application of these tax laws may differ from those of the relevant tax authorities. While Santander UK provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities, the amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. In general, changes to tax laws and tax rates, including as a result of policy changes by governments and/or regulators, and penalties for failing to comply with such changes, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. Some of these changes may be specific to the banking/financial services sectors and therefore result in Santander UK incurring an additional tax burden when compared to other industry sectors.
Santander UK is exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
Santander UK faces various legal and regulatory issues that have given rise and may give rise to civil or criminal litigation, arbitration, and/or criminal, tax, administrative and/or regulatory investigations, inquiries or proceedings. Failure to adequately manage the risks arising in connection with legal and regulatory issues, including Santander UK’s obligations under existing applicable laws and regulations or its contractual obligations, including arrangements with its customers and suppliers, or failure to properly implement applicable laws and regulations could result in significant loss or damage including reputational damage, all of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Additionally, the current regulatory environment, with the continuing heightened supervisory focus, combined with the forthcoming regulatory change initiatives, will lead to material operational and compliance costs. Relevant risks include:
–Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR, the Serious Fraud Office (SFO), the National Crime Agency (NCA), the Office of Financial Sanctions (OFSI) or the courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to small and medium sized enterprise (SME) dispute resolution and liability for authorised push payment fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
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
–The alleged historical or current misselling of, or misconduct in relation to, financial products, such as mortgages, arising from causes such as the alleged overcharging of interest, the alleged inappropriate sale of interest-only mortgages and the alleged unfair use of the standard variable rate and Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of civil litigation (including claims management company driven legal campaigns). Such matters may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may require additional provisions to be recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products. For example, Santander Cards UK Limited (a former GE Capital Corporation entity and distributor of pre-2005 PPI known as GE Capital Bank Limited which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc) and a Banco Santander SA subsidiary Santander Insurance Services UK Limited (together the Santander Entities) are involved in a dispute with AXA France IARD and AXA France Vie relating to alleged PPI mis-selling. For more information on this matter and other legal actions and regulatory matters, see Note 31 to the Consolidated Financial Statements.
–Santander UK may have held and may continue to hold bank accounts for entities or have relationships with entities such as third parties that might be or are subject to scrutiny from various regulators and authorities, including the SFO, the NCA and regulators in the US and elsewhere, which has led and could in the future lead to Santander UK’s conduct being reviewed as part of any such scrutiny.
–Santander UK is (and will continue from time to time to be) subject to certain legal or regulatory investigations, inquiries and proceedings, both civil and criminal including in connection with Santander UK’s lending and payment activities, treatment of customers, relationships with Santander UK’s employees, financial crime, and other commercial or tax matters. These may be brought against Santander UK under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the US, in circumstances where overseas regulators and authorities may have jurisdiction by virtue of its activities or operations. For example, Santander UK is subject to an on-going criminal and tax investigation by the Cologne Prosecution Office and the German Federal Tax Office in relation to historical involvement in German dividend tax arbitrage transactions, as well as an on-going civil regulatory investigation by the FCA in relation to compliance with the Money Laundering Regulations 2007 and potential breaches primarily during the period 2012 to 2017 of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. For more information on these matters and other legal actions and regulatory matters, see Note 31 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 251

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

–In view of the inherent difficulty of predicting the outcome of legal or regulatory proceedings, particularly where opportunistic claimants seek very large or indeterminate damages, cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, or where the approaches of regulators or authorities to legal or regulatory issues and sanctions applied are subject to change, Santander UK cannot state with confidence what the eventual outcome of any pending matters will be and any such pending matters are not disclosed by name because they are under assessment. Santander UK’s provisions in respect of any pending legal or regulatory proceedings are made in accordance with relevant accounting requirements. These provisions are reviewed periodically. However, in light of the uncertainties involved in such legal or regulatory proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by Santander UK. As a result, the outcome of a particular matter (whether currently provided or otherwise) could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–The developing legal and regulatory regime in which Santander UK operates requires it to be compliant across all aspects of its business, including the training, authorisation and supervision of personnel and the development of systems, processes and documentation. If Santander UK fails to be compliant with relevant law or regulation, there is a risk of an adverse impact on its business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines, civil or criminal penalties, or other action imposed by or agreed with the regulatory authorities, as well as increased costs associated with responding to regulatory inquiries and defending regulatory actions. Customers of financial services institutions, including Santander UK’s customers, may seek redress if they consider that they have suffered loss for example as a result of the misselling of a particular product, or through incorrect application or enforcement of the terms and conditions of a particular product or in connection with a competition law infringement and Santander UK’s rights under a contract with its customers may in certain circumstances be unenforceable or otherwise impaired.
–The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) development of a voluntary dispute resolution service to oversee the resolution of historic complaints from SMEs that meet the relevant eligibility criteria and new complaints from SMEs that would be outside the FOS’ proposed revised jurisdiction; (vi) introduction of a voluntary code to enhance protection for customers who are victims of authorised push payment fraud; and (vii) high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Santander UK‘s data management policies and processes may not be sufficiently robust
Critical business processes across Santander UK rely on large volumes of data from a number of different systems and sources. If data governance (including data retention and deletion, data quality and data architecture policies and procedures) is not sufficiently robust, manual intervention, adjustments and reconciliations may be required to reduce the risk of error in Santander UK ‘s external reports or in reporting to senior management or regulators. Inadequate policies and processes may also affect Santander UK’s ability to use data to service customers more effectively or to improve Santander UK’s product offering. Santander UK must also comply with requirements under law or regulation which require classification of customers, counterparties, financial transactions or instruments. Santander UK must also comply with the requirements under law or regulation in respect of the use of and protection of customer data and must mitigate the risk of any misuse or loss of data owing to failure of a data management process or an employee breach. Financial institutions that fail to comply with in-country (local) and global regulatory and compliance requirements may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Annual Report 2021	Santander UK plc 252

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud. It is not always possible to deter or prevent such errors, acts, omissions and failures and the precautions Santander UK takes to detect and prevent this activity may not always be effective. Any instances could result in regulatory sanctions and cause reputational or financial harm, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems and on its ability to upgrade and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly required in order to remain competitive. It cannot be certain that in the future Santander UK will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of its information technology infrastructure as effectively as its competitors; this may result in a loss of any competitive advantages that Santander UK’s information technology systems provide. Any failure to effectively improve, expand or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects, and could cause reputational damage to Santander UK.
In addition, incidents such as the IT outage experienced on 15 May 2021, which temporarily impacted Santander UK’s operations and customers,require a remediation programme involving material expenses and delays to the wider information technology infrastructure upgrades and improvements programme, and attract regulatory scrutiny.
From time to time Santander UK is required to migrate information relating to its customers to new information technology systems. Any failure to manage such migration effectively could have a negative impact on Santander UK’s ability to provide services to its customers and could cause reputational damage to Santander UK.
Santander UK expects its programmes of change to have an effect on its risk profile, both technological and regulatory. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with programmes of systems change is likely to increase and this will therefore remain an area of key focus in Santander UK’s risk management. There can be no assurance that Santander UK will not suffer material losses from such operational risks in the future, including those relating to any security breaches, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Some of Santander UK’s tools and metrics for managing risk are based upon its use of observed historical market behaviour. Santander UK applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors Santander UK did not anticipate or correctly evaluate in its statistical models. This would limit its ability to manage its risks. Santander UK's losses thus could be significantly greater than the historical measures indicate. In addition, Santander UK’s quantified modelling does not take all risks into account. Santander UK’s more qualitative approach to managing those risks could prove insufficient, exposing it to material, unanticipated losses. Santander UK could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that include errors or are otherwise inadequately developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with Santander UK. These occurrences could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on third parties and affiliates for important infrastructure support, products and services
Third party providers and certain affiliates provide key components of Santander UK’s business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third party providers and affiliates is a source of operational and regulatory risk, including with respect to security breaches affecting our third parties and other parties that interact with these providers. As the use and depth of Santander UK’s relationship with these third parties and affiliates increases, including the use of cloud based services, Santander UK increasingly faces the risk of operational failure with respect to its systems. Santander UK may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. In addition, any problems caused by these third parties or affiliates, including as a result of them not providing Santander UK their services for any reason, or performing their services poorly, could adversely affect Santander UK’s ability to deliver products and services to customers and otherwise conduct its business, which could lead to reputational damage, litigation and regulatory investigations and intervention. Replacing these third party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk

Annual Report 2021	Santander UK plc 253

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Santander UK faces as a result of these arrangements may be increased to the extent that it restructures such arrangements. Any restructuring could involve significant expense to Santander UK and entail significant delivery and execution risk which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Santander UK’s continued success depends in part on the continued service of key members of its senior executive team and other key employees. The ability to continue to attract, develop, train, motivate and retain highly qualified and talented professionals is a key element of Santander UK’s strategy. The successful implementation of Santander UK’s strategy depends on the availability of skilled and appropriate management, both at Santander UK’s head office and in each of its business units. There is also an increasing demand for Santander UK to hire individuals with digital skills such as data scientist, engineering and designer skill sets. Such individuals are very sought after by all organisations, not just the banking industry, and thus Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change. If Santander UK fails to staff its operations appropriately or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
As explained in Note 1 to the Consolidated Financial Statements, no significant judgements have been made in the process of applying Santander UK’s accounting policies, other than those involving estimations about credit impairment losses, provisions and contingent liabilities, pensions and goodwill impairment. Those accounting estimates, as well as the judgements inherent within them, are considered important to the portrayal of the financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates; and (ii) any significant difference between the estimated amounts and actual amounts could have a material impact on Santander UK’s future, financial results and financial condition.
Changes in accounting standards could affect reported earnings
The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of Santander UK’s Consolidated Financial Statements. These changes can materially affect how Santander UK records and reports its financial condition and financial results. In some cases, Santander UK could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. Any change in reported earnings as a result of the foregoing could have a material adverse effect on Santander UK’s future financial results and financial condition.

Annual Report 2021	Santander UK plc 254

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Regulatory approach of the PRA
As per the Financial Services Act 2012, the PRA has two primary objectives: to promote the safety and soundness of the firms which it regulates and, with respect to insurers, to contribute to the securing of an appropriate degree of protection for policyholders. The PRA has a secondary objective in respect of the promotion of effective competition in the markets for services provided by PRA authorised firms. The PRA’s regulatory and supervisory approach incorporates three key characteristics: to take a judgement-based approach, a forward-looking approach, and a focused approach.
The PRA Rulebook includes regulations and guidance relating to capital adequacy and liquidity, among several other things.
US regulation
Within the Dodd-Frank Act, the so-called Volcker Rule, prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The Volcker Rule also contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations as well as certain foreign government obligations, and also permits ownership interests in certain types of funds to be retained such as new exclusions for credit funds, venture capital funds, family wealth management vehicles and client facilitation vehicles. The Santander UK group has policies, procedures and controls in place designed to achieve compliance with the Volcker Rule.
The Banking Act 2009
The special resolution regime set out in the Banking Act 2009 provides HM Treasury, the Bank of England, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
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
Payments
Within the UK, the Payment Systems Regulator has mandated that Santander UK builds systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (CRM) both of which aim to reduce the level of customer fraud (particularly through our customer's manipulation into making payments known as 'Authorised Push Payment' fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses, and inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value CHAPS system through Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for faster payments, BACS and the other lower value retail payment schemes. The Covid-19 pandemic has also accelerated the existing trend of declining use of cash. Combined with existing overcapacity, this has led the industry to consider the creation of a single 'Cash Utility' which would manage the operation of all cash processing infrastructure within the UK. The Second Payment Services Directive (PSD2) has been implemented within the UK and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Santander UK has also adapted systems and pricing to comply with other European regulations - including the Second Cross Border Payments Regulation which has required Santander UK to baseline the majority of EEA currency payments against their domestic equivalents in price.
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

Financial crime

Annual Report 2021	Santander UK plc 255

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

On 30 May 2018, the Council of EU and the European Parliament amended the Fourth Anti-Money Laundering Directive (the Directive), publishing the amending Directive (EU) No 2018 / 843 (5th AMLD).
The 5th AMLD brought in increased corporate transparency rules, introduced the application of AML rules to firms providing services associated with virtual currencies and further extended enhanced due diligence (EDD) requirements to all transactions with natural persons or legal entities established in third countries identified as high-risk countries (HRTCs) pursuant to Article 9(2) of the Directive.
The UK government transposed the Directive into UK law on 20 December 2019, amending the UK’s Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs) through the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. The latter came into effect on 10 January 2020 and, among other changes, introduced a requirement to report beneficial ownership discrepancies to Companies House. Further amendments to the MLRs were made by the Money Laundering and Terrorist Financing (Amendment) (EU Exit) Regulations 2020.
On 25 March 2021, HM Treasury published a new statutory instrument, The Money Laundering and Terrorist Financing (Amendment) (High Risk Countries) Regulations 2021 amending the MLRs by replacing references to the European Commission's list of HRTCs (in respect of which EDD and additional specific EDD measures must be taken under the MLRs) with a UK list identified in a new Schedule 3ZA to the MLRs. This was the first exercise of the powers in section 49 of the Sanctions and Anti-Money Laundering Act 2018 (SAMLA). The UK list of HRTCs came into force on 26 March 2021 and has since been amended though separate statutory instruments that came into force on 13 July and 2 November reflecting changes to the Financial Action Task Force (FATF) list of jurisdictions under increased monitoring.
In July 2021, the UK government launched two consultations on the MLRs (as amended). The first targeted specific changes to align the UK’s AML/CTF regime with recent amendments to FATF standards and introduce certain technical changes. The second was a 'Call for Evidence' examining the effectiveness and future state of the UK’s AML/CTF regime. Both consultations closed in October, with legislation and a government consultation response set to emerge in 2022.
To ensure regulatory continuity post-Brexit, the government introduced SAMLA to provide a legal framework through which it can impose and update sanctions following UK departure from the EU. SAMLA grants the UK government the ability to introduce statutory instruments to enable compliance with United Nations (UN) sanctions and other international obligations, and to meet defined discretionary purposes such as promoting national and international peace and security. SAMLA broadly mirrors the EU sanctions regime but enables the UK to act independently by imposing sanctions regulations swiftly without the need to reach a consensus with other EU member states. To that effect, the UK government introduced the Global Anti-Corruption Sanctions Regulation 2021 which allows the UK government to designate entities and individuals profiting from bribery and misappropriation of state funds from any country outside the UK. Separately, the Money Laundering and Transfer of Funds (Information) (Amendment) (EU Exit) Regulations 2019 were enacted to ensure that the UK’s AML Regime has continued to operate effectively now that the UK has ceased to be a member of the EU.
The possibility of near-term divergence from EU law has been reduced by the FCA's Temporary Transitional Power. Under this, a standstill direction has been issued which stipulates that until 31 March 2022 and in terms of certain regulatory obligations, firms can continue to comply with the legal framework in place in the UK immediately before 31 December 2020. Financial crime legislation is covered by the standstill direction.
The US government has continued to actively apply and enforce sanctions against individuals, entities and countries. Although Santander UK is not a US person, US sanctions may be applicable to certain of Santander UK’s dealings that implicate US sanctions jurisdiction (for example, dealings that involve a US person or that are conducted in US dollars). Further, Santander UK proactively assesses US sanctions activity to understand broader global sanctions risks. US sanctions are subject to change without warning and may affect Santander UK’s ability to transact with certain individuals and entities and to operate in certain jurisdictions. For instance, primary and secondary sanctions against Iran were re-introduced in November 2018, following the US withdrawal from the Joint Comprehensive Plan of Action (JCPOA). In May 2021, the current US administration initiated negotiations to rejoin the JCPOA and bring Iran back into compliance with the nuclear deal, which could result in the lifting of some US sanctions against Iran, although the outcome of those negotiations, and their effect on US sanctions against Iran, remain uncertain. The UK, EU and US also use sanctions to respond to human rights abuses and corruption and have designated persons and entities in Belarus, Russia and China for allegedly engaging in such activity. In connection with ongoing geopolitical events involving Russia and Ukraine, the US, UK and EU have adopted new, additional and/or enhanced sanctions against Russia, Belarus and certain regions of Ukraine, and there may be additional changes to applicable sanctions as the situation further develops.
The banking sector in the UK continues to be subject to the Suspicious Activity Reporting (SAR) regime laid out in the Proceeds of Crime Act 2002. The regime is one of the key tools to inform law enforcement agencies and the National Crime Agency of suspicious (potentially money laundering or terrorist financing) activity. In 2018, the UK government asked the Law Commission to conduct a review of the legislation underpinning the regime. The review was completed in July 2019 and concluded that the breadth of the legal framework, including the pressure to submit SARs that is driven by individual criminal liability for failing to submit one when ‘suspicious’, means that the SARs regime suffers from very large reporting volumes.
The UK’s SARs Reform Programme, which operates within the confines of the government’s Economic Crime Plan 2019-2022, is exploring how banks could, together with government, target their joint efforts to produce and act quickly on higher value intelligence, thereby acting on some of the Law Commission’s findings. A targeted Home Office consultation was issued in November 2021 and seeks to introduce legislation to (among other changes) allow certain SARs to not be submitted where money laundering risk and law enforcement interests justify doing so. Anti-corruption is expected to be a key feature of the Government's approach on economic crime in the future, as well as being a topic of global focus. This follows on from the focus on anti corruption from the US administration, as part of President Biden's 'Protecting Democracy' summit on 9 -10 December 2021.

Annual Report 2021	Santander UK plc 256

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Subject to the prior rights of holders of preference shares, theCompany pays dividends on its ordinary shares only out of its distributable profits and not out of share capital. Dividends are determined by the Board.
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

Annual Report 2021	Santander UK plc 257

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
The following activities are disclosed in response to Section 13(r) with respect to the Banco Santander group and its affiliates. During the period covered by this report:
(a) Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2021 were negligible relative to the overall profits of Banco Santander SA.
(b) Santander Consumer Finance, SA holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the SDGT sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by Santander Consumer Bank, SA on these accounts in the year ended 31 December 2021.
(c) Santander Brasil holds a blocked account for a customer with domicile in Brazil designated by the US under the SDGT sanctions programme. The relationship with the customer preceded its designation under the sanctions programme. Revenues and profits generated by Santander Brasil on this account in the year ended 31 December 2021 were negligible relative to the overall profits of Banco Santander SA.
(d) The Banco Santander group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the SDGT sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the period covered by the report which were negligible relative to the overall revenues and profits of Santander UK and the Banco Santander group in the year ended 31 December 2021. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Annual Report 2021	Santander UK plc 258

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Under the NYSE corporate governance standards, independent Directors must comprise a majority of the Board. As at 31 December 2021, our Board was comprised of a Chair, (who is also a Non-Executive Director), two Executive Directors and ten Non-Executive Directors. The Chair, William Vereker, and six of the other Non-Executive Directors, (Garrett Curran, Annemarie Durbin, Ed Giera, Chris Jones, Mark Lewis and Nicky Morgan), were independent as defined in the NYSE corporate governance standards. The other three Non-Executive Directors (Dirk Marzluf, Antonio Simoes and Pamela Walkden) were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA. Garrett Curran resigned at the close of business on the 31 December 2021 and Lisa Fretwell was appointed as an independent Non-Executive Director, on 1 January 2022.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2021, the following Directors made up the Board Nomination Committee: William Vereker (Chair), Annemarie Durbin, Ed Giera and Pamela Walkden. Three of the Directors were independent according to NYSE corporate governance standards. The other Director (Pamela Walkden) was not independent according to the NYSE corporate governance standards as she is a representative of the ultimate parent company, Banco Santander SA.
In addition, the Board is responsible for monitoring the effectiveness of the Company’s governance practices and making changes as needed to ensure the alignment of the Company’s governance system with current best practices. The Board monitors and manages potential conflicts of interest of management, Board members, shareholders, external advisers and other service providers, including misuse of corporate assets and abuse in related party transactions.
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2021, the following Directors were on the Board Remuneration Committee: Annemarie Durbin (Chair), Ed Giera, Chris Jones and Mark Lewis. All Directors were independent according to NYSE corporate governance standards.
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2021, the Board Audit Committee was made up of five Non-Executive Directors: Chris Jones (Chair),Garrett Curran, Ed Giera, Annemarie Durban and Nicky Morgan. All members were independent in 2021 as defined in Rule 10A-3. Garrett Curran resigned at the close of business on 31 December 2021 and Lisa Fretwell was appointed as an independent Non-Executive Director, on 1 January 2022.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board considered feedback gained from the 2021 performance evaluations, which concluded that the performance of the Board and its Committees continues to be effective.
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

Annual Report 2021	Santander UK plc 259

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other information
Designated agent
The designated agent for service of process on Santander UK in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York.
Trustee/paying agent
The names and addresses of the Trustee/paying agent for each class of security registered with the US Securities and Exchange Commission (the SEC) are set out below:
–Senior: Citibank, N.A., 388 Greenwich Street, New York, New York 10013, United States
–With respect to outstanding senior notes (US80283LAJ26): The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom
–With respect to 7.95% Term Subordinated Securities due October 26, 2029 (US002920AC09): Trustee: The Bank of New York Mellon, One Canada Square, London, E14 5AL and Paying Agent: Citibank, N.A. 13th Floor, Citigroup Centre, Canada Square, London E14 5LB
Documents on display
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2021 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.
Legal proceedings
We are party to various legal proceedings in the ordinary course of business. See Notes 29 and 31 the Consolidated Financial Statements.
Material contracts
We are party to various contracts in the ordinary course of business. For the two years ended 31 December 2021, there have been no material contracts entered into outside the ordinary course of business.
Audit fees
See Note 7 to the Consolidated Financial Statements.
Accounting developments under IFRS
See Note 1 to the Consolidated Financial Statements.
Share capital
Details of the Company’s share capital are set out in the Notes to the Consolidated Financial Statements.
Major shareholders
At 31 December 2021, the Company was a subsidiary of Santander UK Group Holdings plc. On 12 November 2004, Banco Santander SA acquired the then entire issued ordinary share capital of 1,485,893,636 ordinary shares of 10 pence each. On 12 October 2008, a further 10 billion ordinary shares of 10 pence each were issued to Banco Santander SA and an additional 12,631,375,230 ordinary shares of 10 pence each were issued to Banco Santander SA on 9 January 2009. On 3 August 2010, 6,934,500,000 ordinary shares of 10 pence each were issued to Santusa Holding SL. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander SA and Santusa Holding SL, became the beneficial owner of 31,051,768,866 of 10 pence each, being the entire issued ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander SA and Santusa Holding SL. Santander UK Group Holdings Ltd became the legal owner of the entire issued ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Ltd to Santander UK Group Holdings plc.
Exchange controls
There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors below.

Annual Report 2021	Santander UK plc 260

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Additional balance sheet analysis
SECURITIES
Securities are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial assets at fair value through profit or loss:		—	—
- Other financial assets at fair value through profit or loss	12	111	109
Financial assets at amortised cost:		—	—
- Other financial assets at amortised cost	17	506	1,163
Financial assets at fair value through other comprehensive income	18	5,833	8,929
		6,450	10,201

Debt securities at amortised cost - Yields
The following table shows the weighted average yields for debt securities not held at fair value at 31 December 2021.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	%	%	%	%	%
Weighted average yield
– Debt securities at amortised cost	—	4.43	—	1.42	1.98
Weighted average yield is calculated using Total clean price x yield for each maturity bucket / Total clean price for each maturity bucket

LOANS AND ADVANCES TO BANKS
Loans and advances to banks are classified in the consolidated balance sheet as financial assets at amortised cost and include loans and advances to banks classified as reverse repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial assets at amortised cost:		—	—
- Loans and advances to banks		1,169	1,682
- Reverse repurchase agreements - non trading	16	447	1,258
0		1,616	2,940

Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2021.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Fixed interest rate	864	—	—	—	864
Variable interest rate	744	—	8	—	752
	1,608	—	8	—	1,616

Annual Report 2021	Santander UK plc 261

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers are classified in the consolidated balance sheet as financial assets at fair value through profit or loss, financial assets at amortised cost (including loans and advances to customers classified as reverse repurchase agreements – non trading) and financial assets at fair value through other comprehensive income. Reverse repurchase agreements represent business with professional non-bank customers as part of the liquidity risk management function. The balances below are stated before deducting impairment loss allowances and RV and voluntary termination provisions.

Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial assets at fair value through profit or loss:		—	—
- Other financial assets at fair value through profit or loss	12	74	99
Financial assets at amortised cost:		—	—
- Loans and advances to customers	13	210,947	208,750
- Reverse repurchase agreements - non trading	16	12,236	18,341
Financial assets at fair value through other comprehensive income	18	18	21
0		223,275	227,211

Maturity analysis
The following table shows Financial assets at amortised cost: Loans and advances to customers by maturity at 31 December 2021. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Loans secured on residential properties	1,408	7,483	21,608	144,213	174,712
Corporate loans	3,404	10,120	3,065	2,693	19,282
Finance leases	1,713	2,195	6	2	3,916
Other unsecured advances	3,379	4,619	1,276	130	9,404
Accrued interest and other adjustments	11	41	58	342	452
Amounts due from fellow subsidiaries and joint ventures	1,695	1,485	1	—	3,181
Loans and advances to customers	11,610	25,943	26,014	147,380	210,947

We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
Interest rate sensitivity
The following table shows the interest rate sensitivity of Financial assets at amortised cost: Loans and advances to customers due after one year at 31 December 2021.

	Fixed rate	Variable rate	Total
	£m	£m	£m
Loans secured on residential properties	146,661	28,051	174,712
Corporate loans	4,166	15,116	19,282
Finance leases	3,829	87	3,916
Other unsecured advances	6,875	2,529	9,404
Accrued interest and other adjustments	351	101	452
Amounts due from fellow subsidiaries and joint ventures	—	3,181	3,181
Loans and advances to customers	161,882	49,065	210,947

Annual Report 2021	Santander UK plc 262

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

SUMMARY OF LOAN LOSS EXPERIENCE
Loans accounted for on a non-accrual basis are credit impaired loans. We define a loan as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt they can keep up with their payments i.e. they are unlikely to pay. We classify credit impaired loans as Stage 3. For details of loans classified as Stage 3, see the ‘Credit risk’ section of the Risk review. Interest income on financial assets that have become credit-impaired (or Stage 3) is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision).
In 2021 and 2020 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI. As a result, the following tables present Loans and Advances to customers only.
The following tables show additional ratios and the components used in their calculation for the years ended 31 December 2021, 2020, and 2019.

	2021	2020
	£m	£m
Allowance for credit losses to total loans	0.43%	0.63%
Allowance for credit losses	900	1,300
Total loans outstanding	207,300	207,000
Non-accrual loans to total loans	1.4%	1.4%
Non-accrual loans outstanding	2,900	2,900
Total loans outstanding	207,300	207,000
Allowance for credit losses to non-accrual loans	31.03%	44.83%
Allowance for credit losses	900	1,300
Non-accrual loans outstanding	2,900	2,900

	2021	2020	2019
	£m	£m	£m
Loans secured on residential properties	—%	—%	—%
Net charge-off during the period	5	14	14
Average amount outstanding	170,713	166,035	161,657
Corporate loans	—%	—%	—%
Net charge-off during the period	58	73	67
Average amount outstanding	21,876	25,757	27,403
Finance leases	—%	—%	1.00%
Net charge-off during the period	25	25	34
Average amount outstanding	5,235	6,409	6,543
Other unsecured advances	1.00%	2.00%	2.00%
Net charge-off during the period	102	141	134
Average amount outstanding	9,669	8,515	7,325
Amounts due from immediate parent	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	7	8	13
Amounts due from fellow subsidiaries and joint ventures	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	2,800	2,396	2,182
Loans and advances to customers	—%	—%	—%
Net charge-off during the period	190	253	249
Average amount outstanding	224,395	230,906	222,480

Discussion of the factors driving material changes in the ratios above or their components
The factors driving significant changes are discussed as follows:
–Allowance for credit losses, exposures, expected credit losses, Stage 3 exposures and related ratios at a consolidated Santander UK group level can be found in the commentary sections in 'Credit performance', 'Credit quality' 'Stage 2 analysis' in 'Santander UK group level - credit risk review' in the Risk review
–More detailed discussion by business segment can be found in the 'Retail Banking: Homes - credit risk review', 'Retail Banking: Everyday Banking - credit risk review', 'Corporate & Commercial Banking - credit risk review' and 'Corporate Centre - credit risk review' sections of the Risk review.

Annual Report 2021	Santander UK plc 263

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY CUSTOMERS
Deposits by customers are classified in the consolidated balance sheet as other financial liabilities at fair value through profit or loss and include deposits by customers classified as repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial liabilities at fair value through profit or loss:
- Other financial liabilities at fair value through profit or loss	22	243	377
Financial liabilities at amortised cost:
- Deposits by customers	23	192,926	195,135
- Repurchase agreements - non trading	25	11,734	9,490
		204,903	205,002

The following table shows the average balances and interest rates for deposits by customers by product for the years ended 31 December 2021, 2020, and 2019.

	2021		2020		2019
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	172,673	0.12%	160,807	0.40%	151,367	0.69%
Time deposits	11,363	0.37%	15,453	0.70%	16,869	1.32%
Other deposits	19,992	0.94%	19,612	1.48%	28,160	1.46%
Total average balance	204,028	0.21%	195,872	0.53%	196,396	0.85%
(1)Calculated using monthly data.
The UK's statutory fund of last resort for customers of authorised financial services firms is the Financial Services Compensation Scheme (FSCS). The FSCS can pay compensation to customers if a PRA authorised firm is unable, or likely to be unable to pay claims against it for example by depositors.
The following table shows the amounts of insured and uninsured total deposits and time deposits excluding intercompany deposits at 31 December 2021. The table also shows the amount of time deposits that are uninsured, either because they exceed FSCS compensation limits or because they are otherwise uninsured.

	2021	2020
	£m	£m
Insured deposits	127,884	126,543
Uninsured deposits	57,959	59,336
Total deposits	185,843	185,879
of which:
Insured time deposits	5,611	8,741
Uninsured time deposits	4,697	5,091
– Excess over guaranteed limit	1,989	2,488
– Otherwise uninsured	2,708	2,601
Total time deposits	10,308	13,832

The following table shows the maturity of uninsured time deposits at 31 December 2021.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by customers	1,898	705	1,076	1,018	4,697

The following table provides details of the deposit insurance scheme that applies to these deposits.

Guarantee fund	Definition
Financial Services Compensation Scheme (FSCS)	The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).

Annual Report 2021	Santander UK plc 264

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY BANKS
Deposits by banks are classified in the consolidated balance sheet as financial liabilities at amortised cost and include deposits by banks classified as repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2021	2020
	Note	£m	£m
Financial liabilities at amortised cost:
- Deposits by banks	24	33,855	20,958
- Repurchase agreements - non trading	25	4,145	6,358
		38,000	27,316

The following table shows the average balances of and interest rates for deposits by banks for the years ended 31 December 2021, 2020, and 2019.

		2021		2020		2019
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Deposits by banks	27,014	0.09	27,703	0.27	17,235	0.85
(1) Calculated using monthly data.

At 31 December 2021 deposits by foreign banks were1,169 (2020: 1,763, 2019: 3,283).
All bank deposits are uninsured as the FSCS does not cover financial institutions.
The following table shows the maturity of uninsured deposits by banks at 31 December 2021.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by banks	6,071	21	—	31,908	38,000

Annual Report 2021	Santander UK plc 265

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

INTEREST RATE SENSITIVITY(1)
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

			2021/2020			2020/2019
		Changes due to increase/(decrease) in			Changes due to increase/(decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	(188)	(136)	(52)	(458)	201	(659)
of which reverse repurchase agreements	(62)	(26)	(36)	(73)	16	(89)
Loans and advances to banks	(18)	28	(46)	(141)	45	(186)
of which reverse repurchase agreements	(21)	(18)	(3)	(53)	(34)	(19)
Debt securities and other interest earning assets	(63)	(56)	(7)	(187)	(93)	(94)
Assets designated at FVOCI	—	—	—	—	—	—
Total interest income	(269)	(164)	(105)	(786)	153	(939)
Interest expense	—	—	—	—	—	—
Deposits by customers - demand	(432)	(47)	(385)	(400)	(65)	(335)
Deposits by customers - time	(66)	29	(95)	(114)	19	(133)
Deposits by customers - other	(106)	(8)	(98)	(86)	(49)	(37)
of which repurchase agreements	(23)	(10)	(13)	(71)	(23)	(48)
Deposits by banks	(20)	1	(21)	(86)	(1)	(85)
of which repurchase agreements	(17)	11	(28)	(12)	3	(15)
Debt securities	(153)	120	(273)	(166)	50	(216)
Commercial paper	(35)	(2)	(33)	(72)	2	(74)
Subordinated liabilities	(19)	30	(49)	(26)	18	(44)
Other interest-bearing financial liabilities	1	3	(2)	—	—	—
Total interest expense	(830)	126	(956)	(950)	(26)	(924)
Net interest income	561	(290)	851	164	179	(15)
(1) 2020 and 2019 have been restated to reflect the presentation of discontinued operations, as set out in Note 43 to the Consolidated Financial Statements.

Annual Report 2021	Santander UK plc 266

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present average balance sheets below, using asset and liability classifications from the Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2021			2020			2019
	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers(2)	224,395	4,647	2.07	230,906	4,835	2.09	222,480	5,293	2.38
of which reverse repurchase agreements	14,378	28	0.19	20,113	90	0.45	18,269	163	0.89
Loans and advances to banks	43,727	59	0.13	32,173	77	0.24	26,701	218	0.82
of which reverse repurchase agreements	1,138	7	0.62	3,056	28	0.92	5,288	81	1.53
Debt securities and other interest earning assets	7,547	56	0.74	14,329	119	0.83	20,581	306	1.49
Total average interest-earning assets, interest income	275,669	4,762	1.73	277,408	5,031	1.81	269,762	5,817	2.16
Credit impairment loss allowances and RV & VT provisions	(1,303)	—	—	(1,071)	—	—	(768)	—	—
Derivatives and other non-interest-earning assets	11,272	—	—	13,775	—	—	14,279	—	—
Other financial assets at FVTPL	198	—	—	270	—	—	1,206	—	—
Total average assets	285,836	—	—	290,382	—	—	284,479	—	—
Liabilities
Deposits by customers - demand	(172,673)	(205)	0.12	(160,807)	(637)	0.40	(151,367)	(1,037)	0.69
Deposits by customers - time	(11,363)	(42)	0.37	(15,453)	(108)	0.70	(16,869)	(222)	1.32
Deposits by customers - other	(19,693)	(186)	0.94	(19,152)	(292)	1.52	(16,972)	(378)	2.23
of which repurchase agreements	(9,036)	(3)	0.03	(6,499)	(26)	0.40	(5,233)	(97)	1.85
Deposits by banks	(26,543)	(25)	0.09	(27,384)	(45)	0.16	(27,113)	(131)	0.48
of which repurchase agreements	(3,341)	—	—	(10,353)	(17)	0.16	(11,458)	(29)	0.25
Debt securities	(24,046)	(244)	1.01	(34,352)	(397)	1.16	(37,695)	(563)	1.49
Commercial paper	(6,013)	(8)	0.13	(5,717)	(43)	0.75	(5,820)	(115)	1.98
Subordinated liabilities	(2,076)	(92)	4.43	(2,846)	(111)	3.90	(3,284)	(137)	4.17
Other interest-bearing liabilities	(305)	(11)	3.61	(460)	(10)	2.17	(452)	(10)	2.21
Total average interest-bearing liabilities, interest expense	(262,712)	(813)	0.31	(266,171)	(1,643)	0.62	(259,572)	(2,593)	1.00
Derivatives and other non interest-bearing liabilities	(5,328)	—	—	(5,949)	—	—	(6,432)	—	—
Other financial liabilities at FVTPL	(1,050)	—	—	(1,589)	—	—	(2,076)	—	—
Equity	(16,746)	—	—	(16,673)	—	—	(16,399)	—	—
Total average liabilities and equity	(285,836)	—	—	(290,382)	—	—	(284,479)	—	—
(1) Average balances are based on monthly data.
(2) Loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.

Margin and average spread

	2021	2020	2019
	%	%	%
Interest spread(1)	1.42	1.19	1.16
Net interest margin(2)	1.43	1.22	1.20
Average spread(3)	105	104	104
(1) Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(2) NIM is calculated as net interest income divided by average interest earning assets
(3) Average spread is the ratio of average interest-earning assets to interest-bearing liabilities

Annual Report 2021	Santander UK plc 267

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
UK taxation on capital gains
Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However, if you are either:
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

Annual Report 2021	Santander UK plc 268

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Glossary of financial services industry terms

Term	Definition
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Alternative performance measures (APMs)	A financial measure of historical or future financial performance, financial position or cashflows, other than a financial measure defined or specified under International Financial Reporting Standards.
Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
Asset Backed Securities (ABS)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.
UK Bank Levy	The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.
Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.
Basis point (bp)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail Banking, serving enterprises with a turnover of up to £6.5m per annum.
Colleague engagement	Colleague engagement is measured on annual basis in the Group Engagement Survey (GES), conducted by Mercer for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high performing firms.
Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.
Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital	The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13.
CET1 capital ratio	CET1 capital as a percentage of risk weighted assets.
Consumer Finance	Provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporate Centre	Provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
Corporate & Commercial Banking (CCB)	Provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
Cost of risk	Cost of risk is credit impairment charge for the 12-month period as a percentage of average gross customer loans. This is a useful measure of the relationship between the size of the credit impairment charge and the book size which investors use as a proxy to compare relative credit risk.
Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.
Credit Default Swap (CDS)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Annual Report 2021	Santander UK plc 269

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.
Customer funding gap	Customer loans less customer deposits.
Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.
Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.
Debt securities in issue	Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds, and medium-term notes.
Default	Financial assets in default represent those that are at least 90 days past due in respect of principal or interest and/or where the assets are otherwise considered to be unlikely to pay, including those that are credit impaired.
Default at proxy origination	IFRS 9 requires us to compare lifetime probability of default at origination with our view of lifetime probability of default now. If we do not have data at origination, then a proxy origination is defined.
Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.
Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer's obligation can be more or less than its contributions to the fund.
Defined contribution plan	A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer's obligation is limited to its contributions to the fund.
Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.
Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.
Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.
Energy performance certificate (EPC)	A scheme to summarise the energy efficiency of buildings and apply a rating between A – G.
Everyday Banking	Provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
Expected credit loss (ECL)	Represents what the credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk since origination.
Expected loss	The product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality.
Exposure at default (EAD)	The maximum loss that a financial institution might suffer if a borrower, counterparty or group defaults on their obligations or assets and off-balance sheet positions have to be realised.

Annual Report 2021	Santander UK plc 270

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.
Financial Conduct Authority (FCA)	The Financial Conduct Authority is a financial regulatory body in the United Kingdom.
Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme is the UK's statutory deposit insurance and investors compensation scheme for customers of authorised financial services firms.
First / Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.
Follow-on Rate (FoR)	A mortgage product that tracks and is directly linked to the Bank of England base rate.
Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.
Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).
Government lending schemes	Lending provided by banks with some element of government guarantee, including Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS).

Homes	Homes provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios.
Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.
Impairment loss allowance (Loan loss allowance)	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for an expected credit loss in the lending book. An impairment loss allowance may be either individual or collective.
Impairment losses	For 2017 and prior periods, the IAS 39 definition of impairment losses applies. This is superseded by the IFRS 9 definition of credit impairment losses. The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.
Individually assessed loan impairment provisions	Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.
Internal Capital Adequacy Assessment Process (ICAAP)	The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.
Internal Liquidity Adequacy Assessment Process (ILAAP)	The Santander UK group’s own assessment of the prudent level of liquidity that is consistent with the Santander UK group’s LRA. It documents and demonstrates the Santander UK group’s overall liquidity adequacy – an appropriate level of liquid resources, a prudent funding profile and comprehensive management and control of liquidity and funding risks.
Internal ratings-based approach (IRB)	The Santander UK group's method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.
International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles-based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.

Annual Report 2021	Santander UK plc 271

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Level 1	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.
Level 2	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.
Level 3	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.
Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.
Liquidity Coverage Ratio (LCR)	The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.
LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high-quality liquid assets. The LCR eligible liquidity pool also covers both Pillar 1 and Pillar 2 risks.
Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.
Loss Given Default (LGD)	The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
Medium-Term Funding (MTF)	Shown at a sterling equivalent value. Consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received from the Bank of England’s Funding for Lending Scheme (FLS) or Term Funding Scheme (TFS).
Medium-Term Notes (MTNs)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
Minimum requirement for own funds and eligible liabilities (MREL)	A requirement under the Bank Recovery and Resolution Directive for EU resolution authorities to set a minimum requirement for own funds and eligible liabilities for banks, implementing the Financial Stability Board’s Total Loss Absorbing Capacity (TLAC) standard. The purpose of MREL is to help ensure that when banks, building societies and investment firms fail, that failure can be managed in an orderly way while minimising risks to financial stability, disruption to critical economic functions, and risks to public funds.
Mortgages	Refers to residential and buy to let retail mortgages only and excludes social housing and commercial mortgage properties.
Mortgage-Backed Securities (MBS)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.
Net fee and commission income	Fee and commission income minus other fees paid that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.
Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.

Annual Report 2021	Santander UK plc 272

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one-year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Over the counter (OTC) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
People Supported	People supported through our charity partnerships and sponsored programmes. Employee volunteer activities are organised through our flagship Discovery Project programme, the Santander Foundation and Santander Universities.
Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements. This is 8% of the bank's risk-weighted assets.
Pillar 2	The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.
Pillar 3	The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.
Potential problem loans	Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.
Prime / prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.
Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
Prudential Regulation Authority (PRA)	The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.
Regulatory capital	The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.
Repurchase agreement (Repo)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller's perspective such agreements are securities sold under repurchase agreements (repos) and from the buyer's securities purchased under commitments to resell (reverse repos).
Residential Mortgage-Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal).
Retail deposit spread	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.
Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Annual Report 2021	Santander UK plc 273

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
SME 1	SME 1 supports any business with turnover of up to £6.5m who have up to 2 Directors/Shareholders/Partners or who have simple banking needs such as current account, savings or unsecured lending of up to £25,000,
Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12-month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see 'IRB' above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.
Stress testing	Stress testing is a management tool that facilitates a forward-looking perspective on risk management, strategic planning, capital, and liquidity and funding planning.
Structured entity	An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.
Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
Standard Variable Rate (SVR)	A mortgage product managed by Santander and not directly linked to the Bank of England base rate.
Term Funding Scheme with additional incentives for SMEs (TFSME)	The TFSME allows eligible banks and building societies to access four-year funding at rates very close to Bank Rate.
Tier 1 capital	A measure of a bank's financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue but is subject to a deduction in respect of material holdings in financial companies.
Tier 2 capital	Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.
Total loss absorbing capacity (TLAC)	An international standard for TLAC issued by the Financial Stability Board, which requires global systemically important banks (G-SIBs) to have sufficient loss-absorbing and recapitalisation capacity available in resolution, to minimise impacts on financial stability, maintain the continuity of critical functions and avoid requiring taxpayer support.
Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance, TFS and noncustomer deposits. Total wholesale funding excludes any collateral received as part of the FLS.
Trading book	Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.
Unencumbered assets	Assets on our balance sheet not used to secure liabilities or otherwise pledged.
Value at Risk (VaR)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.
Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.
Write-down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Annual Report 2021	Santander UK plc 274

Strategic Report	Financial review	Governance	Risk review	Financial statements	Shareholder information

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	240
4	Information on the Company	History and development of the company	1, 37, 153, 158 (Note 1), 191 (Note 19), 196 (Note 21), 259
		Business overview	3, 6, 14, 37, 46, 80, 82, 95, 101, 132, 171 (Note 2), 210 (Note 33), 255, 262
		Organisational structure	37, 113, 191 (Note 19), 236
		Property, plant and equipment	15, 162, 196 (Note 21)
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	6, 13, 16, 105, 107, 123, 240
		Liquidity and capital resources	16, 19, 107, 110, 112, 113, 114, 119, 141, 153
		Research and development, patents and licenses, etc.	38
		Trend information	3, 4
		Critical accounting estimates	Not applicable
6	Directors, Senior Management and Employees	Directors and senior management	21, 36
		Compensation	29, 158 (Note 1), 202 (Note 30)
		Board practices	24, 26, 29, 36, 216 (Note 38)
		Employees	2, 4, 9, 37, 174 (Note 6)
		Share ownership	38, 214 (Note 37), 217 (Note 39)
7	Major Shareholders and Related Party Transactions	Major shareholders	260
		Related party transactions	80, 216 (Note 38), 217 (Note 39)
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	141, 150, 200 (Note 29), 207 (Note 31), 257
		Significant Changes	37, 234
9	The Offer and Listing		*
10	Additional Information	Share capital	*
		Memorandum and articles of association	257
		Material contracts	260
		Exchange controls	260
		Taxation	268
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	260
		Subsidiary Information	*
11	Quantitative and Qualitative Disclosures about Market Risk		105
12	Description of Securities Other Than Equity Securities		Exhibit 2.1
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		38, 39
16A	Audit Committee financial expert		26, 259
16B	Code of Ethics		40
16C	Principal Accountant Fees and Services		26, 175
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		259
16H	Mine Safety Disclosure		Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable
PART III
17	Financial Statements		Not applicable
18	Financial Statements		150
19	Exhibits		Filed with SEC
* Not required for an Annual Report.

Annual Report 2021	Santander UK plc 275

EXHIBIT INDEX

Exhibits1
1.1	Articles of Association of Santander UK plc (incorporated by reference to Santander UK plc’s Form 6-K furnished with the Securities and Exchange Commission on 10 March 2010)
2.1	Description of the Registrant’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
8.1
List of Subsidiaries of Santander UK plc - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries, joint ventures and associates’ in the Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in Note 19 ‘Interests in other entities’ in the Financial Statements section of the Form 20-F.

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

1    Documents concerning Santander UK plc referred to within the Annual Report on Form 20-F 2021 may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, its principal executive offices and registered address.

SIGNATURE
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK plc

By:	/s/ Nathan Bostock
Nathan Bostock
Chief Executive Officer

Dated: 7 March, 2022