Form 20-F
period 2022-12-31
Santander UK plc
filed 2023-03-07
CIK 1087711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

2022 Annual Report

Part of the Banco Santander group

Important information for readers
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2022 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F.
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
This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 212.
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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Strategic report
	Contents
About this report	Santander UK at a glance	2
The Strategic Report outlines the key elements of the Annual Report and provides context for the related financial statements. The report highlights key financial and non-financial metrics which help to explain the business’s performance over the past year. It also highlights the external environmental factors affecting the business along with Santander UK’s position in the UK banking market.

At all times we aim to treat our stakeholders fairly and meet our environmental responsibilities. Sustainability and our strategic direction are inseparable, and we continue to embed sustainability across our business. We have included information to demonstrate this within our Strategic Report and further information is also available in our ESG Supplement, which does not for part of this Annual Report.	Market overview	3
	Our business model	4
	Our strategic priorities	4
	Our performance and KPIs	4
	Risk management overview	5
	Financial overview	7
	Sustainability review	7
	Stakeholder voice	10

By Order of the Board.

William Vereker
Chair, 1 March 2023

Annual Report 2022	Santander UK plc 1

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Santander UK at a glance

Our business model is focused on building customer loyalty

Our Purpose is to help people and businesses prosper
We help our customers at moments that matter most
We champion British businesses and help them to grow sustainably
Our customer focus helps us to develop more loyal and lasting relationships

Our competitive advantages:
–Leading scale challenger bank
–Strong balance sheet
–International expertise for UK companies
We provide high quality, seamless service across our branch, digital and telephony channels

14 million	c19,000	449
active UK customers	Full time equivalent employees	Branches

£187.1bn	5th
prime retail mortgages	Largest commercial lender(1)

We live our values of Simple, Personal and Fair through great behaviours and our people leaders

A significant part of the Santander UK Group Holdings plc group
The Company and its subsidiaries represent almost all the business and operations of its immediate parent Santander UK Group Holdings plc, comprising approximately 99% of its immediate parent group's consolidated profit from continuing operations before tax for the year ended 31 December 2022 and approximately 98% of its consolidated net assets at 31 December 2022. More information on the Santander UK Group Holdings plc group, including the role of the Company as a ring-fenced bank, can be found in the Santander UK Group Holdings plc 2022 Annual Report, which does not form part of this report.

(1) Santander UK industry analysis of latest available bank and building society reports as at January 2022. Commercial lender: UK commercial lending stock, Corporate and/or Commercial Banking divisions (excludes investment banking).

Annual Report 2022	Santander UK plc 2

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Market overview

Five major forces continue to shape the UK banking market
Increased market disruption and strong competition
What we have seen
The market in which we operate is highly competitive. We expect such competition to intensify in response to increasing entry of FinTech and BigTech firms in the banking sector as well as the growth of digital currencies and cryptocurrencies. Traditional UK banks have largely refocused on core business areas and improving their digital offerings.
Our response and looking ahead
We remain cognisant of the evolving competitive environment and continue to develop offerings to rival competitors and seek partnerships to develop new propositions. Banco Santander's PagoNxt offering incorporates simple and accessible digital payment solutions. This is a key area for growth alongside OpenBank, their 100% digital bank. We expect these to be rolled out across Europe in the future. Neo-banks continue to gain market share, competing with traditional UK banks. Nevertheless, financial sustainability remains unproven for most. Those that have started to highlight emerging signs of profitability have tended to mirror more traditional banking models. Nevertheless, digital-only providers continue to disaggregate the traditional vertically integrated banking business model by targeting the most profitable elements with innovative new propositions and attracting significant valuations (for example buy-now-pay-later). Large international peers have also entered the UK market through new digital-only brands with limited product offerings; however may provide a competitive offering over the longer term.
Climate change
What we have seen
Climate change is one of the biggest challenges facing society and our industry has a critical role to help tackle this. Clear disclosure is essential to help markets and other stakeholders assess our climate performance.
Our response and looking ahead
Climate change is one of three pillars of our Sustainability and Responsible Banking Strategy; with the goal of supporting the transition to a low carbon economy as both a lender and an employer. We are working to meet the expectations set by the Bank of England, PRA and FCA. We are implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and taking action to meet the expectations set by the PRA, BoE and FCA. This requires wide-ranging collaboration both within the bank and externally to develop the tools and methodologies needed. As such, we have adopted a unified approach across the Santander UK Group Holdings plc group and therefore present TCFD disclosures on that basis in the Santander UK Group Holdings plc group Annual Report.
Changing customer behaviour and distribution
What we have seen
Customer interactions continued to shift to digital and remote services. Our enhanced digital capability attracted a further 370,000 digital customers in 2022, with 92% of current account and 99% of credit card openings made through digital channels.In mortgages, intermediary share of distribution continues to increase, whilst other products are now distributed largely through digital channels. 76% of our refinanced mortgages were retained online in 2022.
Our response and looking ahead
We invest in ensuring access to financial services for our customers, including those less confident in using technology for managing their finances.While customer footfall has fallen in recent years, we continue to appreciate the value of the human touch delivered through our branch network. We are mindful of the needs of our most vulnerable customers, responding with 'access to cash' solutions and providing mechanisms for help from a trusted third party. We continue to develop offerings to deliver growth through customer loyalty and customer experience. We are committed to creating products and services catered to our customers needs. In October 2022 we launched my Home Manager, designed to assist mortgage customers aspects of managing their home.
Demanding regulatory agenda
What we have seen
n 2022 the regulatory policy and change agenda remained intense. The UK Government announced the outcome of the Future Regulatory Framework review and has introduced legislation to Parliament to implement this, combined with a number of regulatory consultations aligned with the proposals.
Our response and looking ahead
This year we implemented the PRA’s operational resilience and outsourcing expectations, and this remains a key focus area for the bank moving forward, up to the 2025 deadline. The PRA has also published its consultation on the implementation of Basel 3.1 which will impact capital requirements.The FCA announced the introduction of the Consumer Duty with tight implementation timelines, requiring significant focus across business units to ensure that we are compliant with the Duty, which has a first implementation date of 31 July 2023. We continue to engage with regulators on other key issues, such as APP fraud and the challenges around the rising cost of living and impact of interest rates rises. We await the Government’s forthcoming consultation on ring fencing. We anticipate further intensive regulatory activity in 2023 and will continue to work with industry, trade bodies, regulators, and Government to support the appropriate regulation of the UK’s financial services industry.
Uncertain economic environment
What we have seen
In 2022, inflationary conditions moved from a perceived transitory condition to a likely more longer-term and persistent high inflation environment, following the conflict in Ukraine. This has caused further increases in the cost of living for our retail customers, particularly those on lower incomes. Market expectations for Bank Rate also changed significantly with the Monetary Policy Committee (MPC) raising the rate from 10bps at the end of 2021 to 350bps by the end of 2022. The volatility in Q3 2022 caused mortgage rates to rise sharply.
Our response and looking ahead
Our business is correlated to the performance of the economy. Our purpose is to help people and businesses prosper, so we are committed to support our customers with the rising cost of living.Our focus has been to provide targeted and practical support, including advice on household budgeting and a toolkit for SMEs to help them through the ongoing inflationary pressures. The outlook remains uncertain as inflation has eroded real disposable income with the prospects of a recession ahead. We expect Bank Rate to continue to rise, peaking in H1 2023. Higher base rates are likely to dampen demand for housing, causing a fall in house prices back to 2021 levels. We reached out to over 2 million customers most likely to be impacted by the cost of living crisis and remain committed to helping our customers at moments that matter most.

Annual Report 2022	Santander UK plc 3

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Our purpose is to help people and businesses prosper

Our strategic priorities
Our strategic priorities focus on customer loyalty and experience, simplification, improved efficiency and sustainable growth, while aiming to be the best bank for all our stakeholders.

Our strategic priorities
Customers - Deliver growth through customer loyalty and outstanding customer experience
Shareholders - Simplify and digitise the business for improved efficiency and returns
People - Engage, motivate and develop a talented and diverse team
Communities - Be a responsible and sustainable business

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
The key performance indicators of the Santander UK Group Holdings plc group can be found in its 2022 Annual Report, which does not form part of this report.

Annual Report 2022	Santander UK plc 4

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk management overview

Top risks
Highlighted below are our Top risks in 2022 and associated management actions. Many of these risks are likely to remain in focus in 2023.
Inflationary & supply chain pressures - New
We introduced this as a Top risk following the onset of the conflict in Ukraine, which exacerbated already elevated inflation levels. This covers potential impacts on our customers from cost of living increases and rising interest rates; on our corporate customers from business cost increases and supply chain pressures. It also covers remaining Covid-19 and Brexit related risk issues, post pandemic and formal exit from the EU, which are now no longer separate Top risks. We have taken actions to adjust affordability criteria in our retail lending decisions, increase customer support capacity, and ensure close and continuous monitoring of our credit portfolios for any indications of stress in our customer base.
Climate change
We continue to enhance our data strategy and reporting reflecting the strategic importance of climate change risk. We continue to progress our climate change implementation plan, including integrating associated risks into our Risk Framework, formulating a risk appetite, and progressing associated initiatives.
Financial Crime
In December 2022, we accepted an FCA penalty of £108m relating to historical AML control shortcomings as described under Conduct & Regulatory below. Developments related to the implementation of Russian sanctions have added further complexity to mitigating compliance risks and maintaining operational resilience in our Financial Crime Centre of Excellence. We continue to enhance our financial crime risk management capabilities, through implementation of our Financial Crime Transformation and Remediation programme, enhancing controls, and providing additional analytics capacity and subject matter expertise.
Fraud - New
We recognised this as a Top risk, reflecting significant industry wide increases in Fraud levels and losses, which are impacting our customers. Fraud losses now consistently form a significant proportion of our operational losses. We have designed new fraud prevention tools to complement our existing prevention and detection systems and controls. We continue to deploy dynamic 'scam warning' in our online banking payment process, to enhance fraud prevention controls for high-risk digital payments.
IT
The importance of IT risk management and control continued to be re-iterated by some outages to customer services during the year, although there has been a continued trend downwards in such incidents from H2 2021. To address these issues, we have finalised a multi-year IT Transformation plan, with Board approval, with the aim of securing risk reduction benefits which will accrue during the plan period. We consider that our IT associated risks are decreasing as a result of the ongoing implementation of our transformation plan.
Cyber risk management
In 2022, we experienced no notable data or cyber security incidents, although we responded to a number of third-party incidents, mainly ransomware attacks. Externally, the cyber risk landscape stabilised, however the threat remains at unprecedented levels due to the ongoing conflict in Ukraine. We continue to review and enhance our controls based on the latest intelligence, and invest in the right skills and resources. We also actively work with our peers in the Cyber Defence Alliance to share threat intelligence expertise, and experiences, to help identify common cyber-attack features and effective mitigation strategies.
People
In 2022, we continued to focus our overall wellbeing and inclusion strategy on supporting colleagues through transformation and change. In line with our peers, we are experiencing a competitive recruitment market and responding with enabler plans to reduce time-to-hire and open vacancies, as well as maintaining capacity and capability to deliver our business plans. Cost of living is also a key focus area where we have intervened with pay rises to support our colleagues across the business. We have managed a gradual return of colleagues to office environments, along with hybrid working as well as the people risks associated with a phased relocation of our Head Office to Unity Place in Milton Keynes.
Conduct & Regulatory
We continue to face a challenging regulatory agenda with significant ongoing FCA and PRA interaction on a range of industry issues, as well as the ECB and Payments Services regulators. These issues include the FCA's Consumer Duty, which requires considerable management and focus of resources. Final rules were published in July 2022, with the first implementation date set at 31 July 2023 and the final date of July 2024. In December 2022 the FCA announced that Santander UK accepted a penalty of £108m for historical AML control shortcomings between December 2012 and October 2017.
Managing Complex Change
We have a challenging change agenda including continued aspirations for transformation and growth. We have well-established change control processes, as well as a strong oversight framework and related risk-based prioritisation. This enables us to address operational and capacity challenges and facilitate timely delivery. In 2022, change included a reduction of our property footprint, and a specific focus on migration to cloud, further digitalisation, and management of obsolescence. Ensuring change does not result in adverse impacts on our risk profile underpins our strategic decisions and is robustly managed.

Data management
Data management, including data privacy, is a Top risk reflecting its role in supporting our business plans and strategy, as well as the rising cyber threat landscape and the importance of controls over personal data. In 2022, we continued to monitor data management risk through the enhanced governance structures and processes put in place by our Chief Data Officer. We are implementing a central data programme, with clear deliverables that will improve our data management capabilities in line with our approved data strategy.
Third Party Risk Management (TPRM)
We are progressing with a programme of work to enhance controls and governance arrangements. During 2022, we continued to evolve our processes, including implementation of a new TPRM process and amending contracts with suppliers. Our Procurement transformation also continues to operationalise our updated TPRM policies and processes.

Annual Report 2022	Santander UK plc 5

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Ring-Fencing
We have retained Ring-fencing as a Top risk to maintain our focus on ongoing governance and compliance, as we continue to assess and refine the quality and maturity of controls. Further review may be needed, depending on the outcomes of HM Treasury's proposed consultations on the ring-fencing regime, due to take place in 2023.
Building and maintaining capital strength and Pension risk
We saw sustained resilience and improvement in our Regulatory capital and Pension fund metrics throughout 2022 with detailed analysis set out in the Risk review. Pension risk has now been removed as a Top risk as a result of those improvements in metrics and actions taken to reduce residual risk and enhance resiliency, given increased market volatility in 2022.
Emerging risks
Highlighted below are our emerging risks in 2022 and our associated management actions. All of these risks will likely be in focus in 2023, given that they continue to evolve and intersect with our Top risks.
Uncertain macroeconomic and geopolitical environment
In the past few years, a number of broader, more complex and uncertain risks have evolved which may present future headwinds. These include geopolitical tensions between regions across the world, in particular the current conflict in the Ukraine. This has impacted global energy prices and supply chains which added to inflationary pressures, as well as stretching household finances. These risks accelerate trends towards deglobalisation, and a reduction of variety of goods and services, causing prices to increase over the medium to long-term.
These factors are also playing into increased localised political risk across the globe, including in the UK with a second new Prime Minister in 2022. In February 2023, the First Minister of Scotland resigned, with future implications for the Union with the UK remaining uncertain. We are closely following these political developments and the potential for any material impacts which we may need to reflect in our business plans.
Rapid technological change and customer behaviour
Our multi-year transformation programme with a focus on investment in digitalisation and automation, is aimed at designing compelling propositions for targeted customer segments, reshaping customer interactions and simplifying and digitising the business at scale for improved efficiency and returns.
Our overall approach reflects the continued acceleration of strong trends towards customer digital adoption via mobile and online banking, whilst also ensuring that we remain competitive in a market which is experiencing an increase in digital-led market entrants. We are cognisant of cyber, cloud technology and operational resilience issues which we take into account in our development strategy.
Intense market competition
Enhancing our digital proposition remains key in supporting our customers' needs, retaining and growing our customer loyalty base, and addressing the commercial challenges of a highly competitive mortgage market, where surplus deposits in ring-fenced banks remain a key driver of market pricing. As well as the elevated competition between incumbent banks, new entrants backed by other large multi-national banks are also launching in the UK offering competitive incentives to compete in the growing digital market, as well as savings, lending and investment markets.
Demanding regulatory agenda
We remain vigilant in taking a customer-focused approach in developing strategy, products, services and policies that support fair customer outcomes and market integrity. Like all UK banks, we will continue to face a demanding and complex regulatory agenda in 2023 and beyond focused on consumer outcomes, customer vulnerability, competition, climate change and Consumer Duty.
The PRA's operational resilience and outsourcing expectations remains a key focus for the bank moving forward, as well as implementation of Basel 3.1 which will impact capital requirements. We also continue with regulatory engagement on other key issues such as APP fraud and the impacts of the rising cost of living and interest rate rises.
Looking ahead we await the government's forthcoming consultation on ring-fencing, as well as working with industry, trade bodies, regulators and the government to support the appropriate regulation of UK financial services.
Extended Government involvement in banking & markets
Following Government policy interventions during the Covid-19 pandemic, including UK Government guaranteed loans and dividend restrictions, there are some indications that this trend will continue moving forwards. The increase in environmental, social and governance factors is likely to direct banks’ lending decisions further, with the risks of higher capital requirements as an incentive to channel lending to certain sectors, and potentially restrict or avoid others. Banks may also be called upon to contribute more to the exchequer, due to stretched public finances, via increased taxation rates, or windfall taxes, as evidenced by recent actions in Spain. Product pricing and actions will also remain under intense scrutiny by regulators and the Government, during the current period of higher inflation and mortgage rates. These issues have the potential to significantly impact our business plans, costs and revenues.
Central Bank Digital Currencies & Crypto assets
Depending upon how these are implemented, there is a risk of a significant transfer of commercial bank deposits into these Central Bank Digital Currencies over time, increasing wholesale funding requirements and costs, and reducing the 'stickiness' of deposits in a stress. There are also broader potential impacts on regulatory frameworks, and monetary and fiscal policy. We continue to monitor these developments as they evolve. We are also addressing the risk of crypto asset exposure through our client onboarding policies and procedures, which are part of our Financial Crime framework.
Disruption of UK macroeconomic factors
In the last quarter of 2022 and early 2023, UK house price growth slowed, following shocks to the macroeconomic environment arising from the conflict in Ukraine, which exacerbated inflationary pressures, and triggered significant rises in the cost of living and interest rates globally. After a steady increase of financial pressures on customers, the financial markets and economic environment saw substantial dislocation in H2 2022, which fundamentally changed macro-economic expectations for 2023 and beyond. We have been actively monitoring customer behaviour and to date our customers are showing resilience in adapting to the changing environment.

In 2022, we significantly developed our regulatory models, focusing on capital adequacy, to comply with new regulatory technical standards for banks. We expect this trend to continue over the next two years in line with supervisory expectations.
We recognise that Model risks have increased in the current environment of both higher inflation and interest rates, which is inconsistent with the period upon which the models were developed. We have fed back our response to the PRA on how we meet policy and procedure requirements under the Model Risk consultation paper (CP6/22), including the independent review of judgemental adjustments.

Annual Report 2022	Santander UK plc 6

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

There are also significant macroeconomic risks attached to the transition process of decarbonising industrial sectors, although we have very limited direct exposure to those in our Corporate and Commercial Banking clients' businesses. There are also costs and risks associated with reducing UK housing emissions and 'greening' commercial property which could impact our retail customers and corporate clients.
Eurozone/Sovereign Bank Contagion
We previously considered this risk as part of the uncertain macroeconomic and geopolitical environment, but have now identified it separately, given developments in 2022. Energy and commodity price shocks have increased risks to post-pandemic growth and financial conditions in the Euro area and globally. Euro area sovereigns, corporates and households face higher interest rates and cost pressures that could test debt sustainability for more highly indebted entities. The most relevant risks for Santander UK could be reflected in wider credit spreads which could increase wholesale funding costs. Credible funding plans and liability strategies to support our aspired business growth will be key, which are the subject of regular review, challenge and discussion at our ALCO.

Financial overview
Development and performance of our business in 2022
Information on the development and performance of our business in the year is set out in the ‘Income statement review’ section of the Financial review.
Our position at 31 December 2022
Information on our position at the end of the year is set out in the ‘Balance sheet review’ section of the Financial review.

Sustainability review
We recognise that financial institutions have an important role to play in addressing sector-specific challenges such as financial inclusion and financial crime, as well as broader systemic issues such as climate change.
We strive to create value for all our stakeholders, by delivering on our commitment to be a more responsible bank. This section is designed to be read together with our Environmental, Social and Governance (ESG) Supplement.
Customers
Cost of living
2022 saw a sharp increase in the cost of living. We recognise that our customers may be feeling financial pressure brought on by these rising costs and higher mortgage interest rates.
In response, we updated the financial support pages on our website to offer financial health checks, budget planning tools and tips on cutting spending and navigating rising energy costs. We also communicated with more than two million customers most likely to be impacted to highlight the support available. Where appropriate, we give links to PayPlan, a free and independent debt advice provider.
Financial inclusion
Financial inclusion is an important issue; starkly illustrated by the 1.5 million people in the UK without a bank account and 13.1 million people with low financial capability. Our Financial Inclusion strategy is designed to help people improve their financial skills, gain access to financial services and develop financial resilience. The strategy has three pillars: financial education and knowledge; an inclusive portfolio of products; and, services and customer care.
Meeting our customers' changing needs
Responding to trends in customer behaviour, we changed our branch opening hours in 2022 and increased telephone support available.
Ongoing non-financial support for SMEs
Santander Breakthrough continues to develop new tools, resources and programmes to help small and medium-sized enterprises (SMEs) with non-financial support that meets their needs when they need it most. The economic environment was challenging for SMEs and throughout 2022 we increased on-demand resources and skills development programmes available via santanderbreakthrough.co.uk. We ensure there is a balance of information for every business, whether they are looking to expand domestically or internationally, develop new ways of working or manage the rising costs of doing business.

Shareholders
Part of a global bank
We are a subsidiary of Banco Santander SA and our ordinary shares are all held by Banco Santander group companies and are not listed. Santander UK plc's preference shares are listed on the London Stock Exchange and we also have other equity instruments in the form of AT1 securities.
Consistent shareholder returns
Our operations are consistently profitable and we have paid a dividend every year since 2008. Dividends are paid in line with our dividend policy following review and approval by the Board. This ensures that our capital strength and resilience is maintained.
Investor engagement
Our Investor Relations team actively engages with institutional investors globally, working alongside our funding and capital teams for new issuances and building and maintaining relationships with fixed income investors and analysts.
We engaged with investors through in-person and virtual meetings, roadshows conferences, events and via regulatory announcements.

Annual Report 2022	Santander UK plc 7

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

People
Culture
We are part of a global company, united by a common culture, The Santander Way. This encompasses our purpose to help people and businesses prosper, our aim, to be the best open financial services platform, acting responsibly and earning the trust of our people, customers, shareholders and communities, our Simple, Personal and Fair values, our risk culture, which stresses that risk management is everyone’s job, and our behaviours.
Inclusion and belonging
We aim to be a place where all of our people feel they belong and are supported to succeed. We’re committed to being a truly inclusive organisation, one that reflects the customers and communities we serve. This commitment is backed up by our Everyday Inclusion strategy which prioritises the themes of intersectionality, respect, balanced representation, leadership, advocacy, allyship, transparency and accountability.
Wellbeing
Wellbeing is essential to helping our employees thrive. Our comprehensive approach involves supporting mental, physical, social and financial wellbeing. Our internal Wellbeing Hub provides information on wellbeing topics and brings together all the support options we offer. The Hub has been accessed 160,000 times in two years.
Fair pay and transparency
In 2022, we took action to relieve cost of living pressures on our people. This included an exceptional salary increase of 4% for 60% of our workforce. This covered 11,000 colleagues in lower pay bands and was in addition to our usual annual pay review. This was part of the annual review of our reward framework, which checks that all salary reviews and changes to reward policies do not have an adverse impact on particular employee groups.
We are transparent about pay and benefits and are proud to have been an accredited Real Living Wage employer since 2015. All salary ranges and pay progression arrangements are visible to all colleagues. We voluntarily publish our Ethnicity Pay Gap within our annual Everyday Inclusion and Pay Gap Report. We also voluntarily disclose our CEO pay ratio in the Remuneration Implementation Report within this Annual Report.
Communities
Financial education
Financial education is one of the pillars of our Financial Inclusion strategy. We believe it is crucial to provide a solid financial education to all children and young people, ultimately ensuring financial education for all. This is why we have a goal to become a leader in financial education by 2025. More information on our approach to financial inclusion is provided in the better communities section of our ESG Supplement.
The importance of financial education in the UK has been highlighted by the 2021 Strategy for Financial Wellbeing developed by the Money and Pensions Service, an arms-length Government body. The strategy’s goal is to ensure an additional 2 million children and young people get a meaningful financial education by 2030, growing from 4.8 million to 6.8 million.
We have worked with experts who told us the best way to deliver financial education is to teach financial concepts to people when they are young. This helps them to make better decisions about their money and protect their finances later in life. As a result, we support financial education being compulsory in UK primary schools and for resources to be easily accessible for all teachers, parents and students across the UK. In 2022, we provided financial education to 1,292,724 young people.
Santander Foundation
In 2022 the Santander Foundation awarded £1.85m to 13 charities as part of its Financial and Digital Empowerment Fund. These new partners will receive grants ranging from £125,000 to £150,000 over the next three years to deliver services that will empower people with skills, support and confidence needed to improve digital and financial capabilities.

Santander Universities
In 2022 we launched a new scholarship, skills and entrepreneurship programme designed to fuel the success of new generations of university students from underrepresented groups. Through the programme we aim to remove barriers to entry into higher education for these groups, level the currently uneven playing field and build essential skills for the future to ensure employment outcomes match peers from outside these groups. To achieve these aims, we will continue working with our established university partners to increase opportunities for underrepresented students, whether through our scholarships, living wage internships that help students focus on their future, or specialist entrepreneur centres to help turn students’ passion projects into businesses. In 2022 we provided more than 8,000 scholarships and awards. At the heart of the initiative is a £1m scholarship scheme that will help 100 students from under-represented groups with annual grants of £10,000 over three years at our 75 university partners.

Macmillan Cancer Support 2022-2024
There are currently three million people living with cancer in the UK and one in two of us will receive a cancer diagnosis in our lifetimes. In June 2022, we launched a new strategic charitable partnership with Macmillan Cancer Support. The partnership aims to improve financial inclusion and support to help people to cope with financial challenges they face after receiving a cancer diagnosis. Since the launch, we have been working with Macmillan to review our processes, services and customer feedback to identify areas for improvement. We are developing a referral programme to connect our customers with Macmillan’s support services. In addition to these strategic workstreams, we have raised over £455,000 including matched donations from the Santander Foundation.
Ukraine support
Since the conflict in Ukraine in February 2022, we have been working to support the humanitarian relief effort. Santander UK (including customers, colleagues and the Santander UK Foundation) supported a Banco Santander initiative to aid Ukraine with Santander UK contributing over £455,000 to the Red Cross and UNHCR. In addition, our colleagues can still benefit from 70 hours of matched volunteering time, which was originally doubled from 35 hours during Covid-19, but has been kept open due to the new crisis.

Annual Report 2022	Santander UK plc 8

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Climate and Ethics
Responsible lending
As part of the Banco Santander group, we comply with the Equator Principles to factor social, ethical, and environmental impacts into our risk analysis and decision making for qualifying financial transactions.
Our Reputational Risk policy and Environmental, Social and Climate Change (ESCC) policy covers oil and gas, power generation and transmission, mining and metals, and soft commodities. It also covers projects or activities within certain sectors located in areas classified as Ramsar Sites, World Heritage Sites or Category I, II, III or IV sites defined by the International Union for Conservation of Nature.
Our ESCC policy also prohibits project-related financing for new coal-fired power plant (CFPP) worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects. In these exceptions, we expect the client to have a credible plan with verifiable targets that show the client will reduce its revenues from coal-powered generation to 10% or below by 2030. Currently, we have no exposure to CFPPs.
At 31 December 2022, Santander UK's exposure to fossil fuel sectors was only 0.4% of our total non-financial corporate lending. In line with Banco Santander's 2050 net zero commitment, by 2030 we will eliminate all exposure to thermal coal mining and not provide financial services to power generation clients with more than 10% of revenue from thermal coal. For more on Banco Santander's commitment and approach to carbon-intensive sectors, please see Banco Santander's Climate Finance Report 2021-2022.
We review all relationships and transactions with identified ESCC or reputational risks, including human rights, to ensure they are within our risk appetite. Key decisions can be escalated to the Reputational Risk Forum and, if needed, the Board.

Green finance
Banco Santander's Sustainable Finance Classification System (SFCS) defines what investments can be considered green or social financing. We have applied the SFCS to our lending and identified the following as green financing: renewable energy and other green energy financing; mortgages on properties with A- or B-rated energy performance certificates (EPC); and, financing for electric vehicles, hybrid and PHEV with emissions below 50g CO2/km.
The SFCS uses harmonised definitions that provide consistency in tracking, reporting and managing sustainable finance across Banco Santander group. For more on our green finance ambition and performance, see TCFD in the Sustainability and Responsible Banking section in the Santander UK Group Holdings plc Annual Report.
Economic crime
Our Anti-Financial Crime strategy seeks to deter, detect and disrupt financial crime. All colleagues receive mandatory economic crime training that highlights issues and risks across all types of financial crime. We continue to enhance our award-winning Anti-Financial Crime Academy (AFCA) to deliver targeted, role-specific training. This includes specialist Academies for operational capabilities and business lines performing key anti-financial crime controls, as well as formal training and competence measurement to ensure employees show the required anti-financial crime skills. We have completed our annual Learning Needs Analysis which provides a key input for determining our 2023 anti-financial crime training plan and strategy. By the end of 2022, 60,474
AFCA modules covering all AFC disciplines have been completed by 16,078 individuals across Santander UK.

To enhance recognition for those taking AFCA training, we are working with a leading industry body, the International Compliance Association (ICA), to obtain accreditation for AFCA curriculum modules. This will provide an AFCA-ICA certification to employees passing AFCA modules.
We maintain strong processes for anti-bribery and corruption and facilitation of tax evasion, in particular risk management measures for relationships with third parties. In 2022, we reaffirmed our senior executive commitment against facilitation of tax evasion by issuing our pledge to all colleagues. We continue to work with external partners to understand and develop best practice integrity standards and we remain a Transparency International UK Business Integrity Forum Gold Member.
Economic crime also includes protecting our customers from fraud. Further information can be found in our ESG Supplement.
Streamlined Energy and Carbon Reporting
In 2022, we used 102,882,982 kWh of energy, a 14% reduction against 2021 (119,562,413 kWh). Greenhouse gas emissions (market-based) were 5,695 tCO2e,10% down from 2021 (6,321 tCO2e). Emissions per employee equate to 0.31 tCO2e in 2022, a decrease from 0.35 tCO2e in 2021. The basis of reporting of SECR information can be found in the TCFD section under Environmental Performance of the Santander UK Group Holdings plc group Annual Report.

	2022	2021	2020
Scope 1 tCO2e	4,512	6,074	5,937
Scope 2 tCO2e - Location-based	15,571	18,860	22,014
Scope 2 tCO2e - Market-based	0.4	—	—
Scope 3 tCO2e - business travel only	1,183	247	515
Total emissions per employee (tCO2e/FTE)	0.31	0.35	0.31
With the easing of Covid-19 travel restrictions, business travel increased in 2022. This resulted in higher Scope 3 emissions compared to 2021. The total distance travelled and related emissions remain significantly below pre-pandemic levels. Our total emissions fell in 2022 due to significant reductions in our gas and electricity consumption. This was largely due to the rationalisation of our office network.
We continue to actively manage energy performance across all sites, identifying opportunities to enhance efficiency and optimise energy use. Ongoing energy saving refurbishments include new LED lighting, HVAC upgrades and replacement of fan coil units. Go Green, our environmental engagement initiative for employees gives them practical energy saving tips which help to reduce our energy consumption

Annual Report 2022	Santander UK plc 9

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Stakeholder voice
The Directors are committed to ensuring that they take into account the likely impact of any decision in the long-term, as well as the interests of our stakeholders. The Board has identified our customers, employees, regulators, communities and investors as our key stakeholder groups on the basis of their importance in ensuring the continuing success of the Company. Balancing the interests of these five stakeholder groups alongside the interests of the Company is key to ensuring that we operate as a sustainable and responsible business, in line with our strategy.
To support the Board and its Committees in their considerations, in 2022 the Corporate Governance Office provided training on how to write good board papers to circa 300 senior members of management. This training included a specific focus on the directors' duties and how management's preparation of their papers plays a key role in ensuring that the Directors can discharge their responsibilities in a fully informed manner. In addition, the proforma paper, which management is required to use for their Board papers, now includes a section on stakeholder considerations. Details of the key issues that we took into consideration in relation to each stakeholder group in 2022 are set out below. The Board delegates a number of matters to its Committees. and more details and examples of stakeholder considerations taken in 2022 can be found in our Committee Chairs reports, particularly the Board Responsible Banking Committee Chairs’ Report, in the Santander UK Group Holdings plc 2022 Annual Report which does not form part of this report.

Customers	Shareholders	People	Communities	Regulators
Customer outcomes	Financial performance	Culture, conduct and behaviours	Financial inclusion and empowerment	Meeting regulatory rules and expectations
Fraud protection	Return on equity	Cost of living crisis	Community engagement and support	Proactively and constructively engaging with the regulators
Vulnerable customers	Alignment of strategy with our parent company	Return to the office	Universities programme	Responding to regulatory requests
Cost of living crisis	Meeting sustainability expectations	Remuneration
Supporting customers' sustainability ambitions		Employee value proposition
New Consumer Duty		Move to Milton Keynes

Annual Report 2022	Santander UK plc 10

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Sustainability and Responsible Banking

Banco Santander has set out commitments to be a net zero bank by 2050. We are implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and taking action to meet the expectations set by the PRA, BoE and FCA. This requires wide-ranging collaboration both within the bank and externally to develop the tools and methodologies needed. As such, we have adopted a unified approach across the Santander UK Group Holdings plc group and therefore present TCFD disclosures on that basis in the Santander UK Group Holdings plc group Annual Report.

Annual Report 2022	Santander UK plc 11

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2022	Santander UK plc 12

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT

	2022	2021
	£m	£m
Net interest income	4,425	3,949
Non-interest income(1)	531	550
Total operating income	4,956	4,499
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	(2,343)	(2,510)
Credit impairment (charges)/write-backs	(320)	233
Provisions for other liabilities and charges	(419)	(377)
Total operating credit impairment (charges)/write-backs, provisions and charges	(739)	(144)
Profit from continuing operations before tax	1,874	1,845
Tax on profit from continuing operations	(480)	(492)
Profit from continuing operations after tax	1,394	1,353
Profit/(loss) from discontinued operations after tax	—	31
Profit after tax	1,394	1,384

Attributable to:
Equity holders of the parent	1,394	1,365
Non-controlling interests	—	19
Profit after tax	1,394	1,384
(1)Comprises 'Net fee and commission income' and 'Other operating income'.

A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.
2022 compared to 2021
Profit from continuing operations after tax up 3%.
–Net interest income up 12% up 14bps largely due to the impact of base rate increases.
–Non-interest income down 3%, due to the £71m gain on sale of our UK head office in 2021.
–Operating expenses before credit impairment (charges) / write-backs, provisions and charges down 7% largely due to lower transformation programme spend following significant restructuring in 2021. This programme has embedded lower operational costs and improved the efficiency of the business which should help to mitigate the impact of inflation.
–Credit impairment charges of £320m driven by the deterioration in the economic environment, including higher interest rates, lower GDP, and lower house prices, as well as the risk that higher inflation could impact lending repayments. These charges followed write-backs of £233m in 2021. Loans entering arrears remained low. Arrears stock on mortgages remains low with 0.62% greater than 90 days past due (2021: 0.79%)(2). In Corporate and Commercial Banking, we have seen a small number of single name defaults emerge in Q4-22
–Provisions for other liabilities and charges up 11%, largely related to the £108m penalty for shortcomings in our AML controls between 31 December 2012 and 18 October 2017. We also continued to see a rise in scams with increased fraud charges of £153m in 2022 (2021: £74m). These were partially offset by lower transformation programme charges following significant restructuring in 2021.

Discontinued operations relate to the CIB segment which was moved to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.

(1) Arrears over 90 days past due: credit cards 0.49% (2021: 0.45%), UPLs 0.61% (2021: 0.51%), overdrafts 2.24% (2021: 2.10%), Consumer Finance 0.44% (2021: 0.36%).

Please refer to the Financial review section of our Annual Report on Form 20-F for the year ended 31 December 2021 for a comparative discussion of 2021 financial results compared to 2020.

Annual Report 2022	Santander UK plc 13

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

PROFIT BEFORE TAX BY SEGMENT
Continuing operations
The segmental information in this Annual Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 2 to the Consolidated Financial Statements.

	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2022	£m	£m	£m	£m	£m
Net interest income	3,671	180	580	(6)	4,425
Non-interest income/(expense)(1)	209	195	146	(19)	531
Total operating income	3,880	375	726	(25)	4,956
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	(1,682)	(144)	(342)	(175)	(2,343)
Credit impairment (charges)/write-backs	(262)	(27)	(31)	—	(320)
Provisions for other liabilities and charges	(394)	(6)	(8)	(11)	(419)
Total operating credit impairment (charges)/write-backs, provisions and charges	(656)	(33)	(39)	(11)	(739)
Profit from continuing operations before tax	1,542	198	345	(211)	1,874

2021
Net interest income/(expense)	3,356	233	397	(37)	3,949
Non-interest income(1)	205	178	112	55	550
Total operating income/(expense)	3,561	411	509	18	4,499
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	(1,701)	(163)	(365)	(281)	(2,510)
Credit impairment (charges)/write-backs	98	33	90	12	233
Provisions for other liabilities and charges	(185)	4	(34)	(162)	(377)
Total operating credit impairment (charges)/write-backs, provisions and charges	(87)	37	56	(150)	(144)
Profit from continuing operations before tax	1,773	285	200	(413)	1,845
(1)Comprises 'Net fee and commission income' and 'Other operating income'.

Annual Report 2022	Santander UK plc 14

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Balance sheet review
CUSTOMER BALANCES
This section analyses customer loans and customer deposits at a consolidated level and by business segment. The customer balances below exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral. A reconciliation between the customer balances below and the total assets as presented in the Consolidated Balance Sheet is set out in the Risk review.
Consolidated

	2022	2021
	£bn	£bn
Customer loans	215.7	207.3
Other assets(1)	69.5	79.8
Total assets	285.2	287.1
Customer deposits	189.9	186.2
Total wholesale funding	62.9	65.2
Other liabilities	18.0	19.6
Total liabilities	270.8	271.0
Shareholders' equity	14.4	16.1
Non-controlling interest	—	—
Total liabilities and equity	285.2	287.1
(1) At 31 December 2022, includes £49m of property assets classified as held for sale.
Further analysis of credit risk on customer loans is set out in the Credit risk section of the Risk review.
2022 compared to 2021
–Customer loans increased £8.4bn, with £9.6bn of net mortgage lending.
–Customer deposits increased £3.7bn, following successful eSaver and ISA campaigns in H2-22.
–Other assets and other liabilities decreased, primarily reflecting our approach to liquidity management in 2022.
–Total wholesale funding decreased, with total term funding of £57.8bn (2021: £60.1bn).
–Shareholders' equity decreased, largely due to cash flow hedging of our debt issuance and pension remeasurement.

Customer loans by segment

	2022	2021
	£bn	£bn
Retail Banking	191.8	183.0
Consumer Finance	5.4	5.0
CCB[1]	18.5	19.3
Corporate Centre[1]	—	—
Total	215.7	207.3
(1) CCB customer loans includes £4.5bn of CRE loans (2021: £4.4bn). In Q4-22 we transferred £1.5bn (2021: £2.3bn) of Social Housing loans to our CCB segment from Corporate Centre to reflect the way these are managed, and restated comparatives accordingly.

Customer deposits by segment

	2022	2021
	£bn	£bn
Retail Banking	161.8	157.0
CCB[1]	24.8	26.5
Corporate Centre[1]	3.3	2.8
Total	189.9	186.2
(1) In Q4-22 we transferred £0.4bn of non-core liabilities (2021: £0.9bn) to our CCB segment from Corporate Centre to reflect the way these are managed, and restated comparatives accordingly.

Retail Banking customer deposits by portfolio

	2022	2021
	£bn	£bn
Current accounts	76.6	80.7
Savings accounts	67.0	57.8
Business banking accounts	12.2	13.1
Other retail products	6.0	5.4
Retail Banking customer deposits	161.8	157.0

Annual Report 2022	Santander UK plc 15

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Treasury
KEY CAPITAL METRICS

	2022		2021
	£bn	%	£bn	~~%~~
Capital
CET1 capital	10.8	15.4	10.8	16.1
Total qualifying regulatory capital	14.3	20.4	14.8	21.9

2022 compared to 2021

Capital ratios well above regulatory requirements
–The CET1 capital ratio decreased 70bps to 15.4%. This was largely due to regulatory changes that took effect on 1 January 2022 and a special dividend paid in December 2022. The regulatory changes included the reintroduction of the full CET1 software asset deduction, and implementation of new definition of default regulatory guidance. The impact of increased RWAs and the special dividend were partially offset by post dividend retained earnings. We remain strongly capitalised with significant headroom to minimum requirements and MDA
–Total capital ratio decreased by 150bps to 20.4%, due to lower CET1 capital ratio as outlined above as well as the reduction in Additional Tier 1 and Tier 2 capital securities recognised following the end of the CRR Grandfathering period on 1 January 2022.
–We paid £1.0bn interim dividends, £300m of which was a special dividend (2021: £1.3bn). These were paid following review and approval by the Board in line with our dividend policy.

KEY FUNDING AND LIQUIDITY METRICS

	2022	2021
	£bn	£bn
Total wholesale funding and AT1	64.9	67.4
of which TFSME	25.0	31.9
of which with a residual maturity of less than one year	11.0	10.2
LCR	157%	168%
RFB DolSub LCR	152%	166%

2022 compared to 2021

Strong funding across a range of diverse products
–Total wholesale funding decreased, with £6.9bn TFSME repayment. Funding costs improved with maturities refinanced at lower cost.

Annual Report 2022	Santander UK plc 16

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Governance

Our governance	Contents
The UK Corporate Governance Code 2018 (the Code) sets out the framework for premium listed companies in the UK. Although the Company does not have premium listed shares on the London Stock Exchange, compliance with the Code is appropriate for a Company of our size and systemic importance to the UK economy.
This Governance section details how the Company has applied and complied with the principles and provisions of the Code. Any principles and provisions of the Code that are not complied with are detailed in the Directors' Report.

	Governance	17
	Corporate Governance report	18
	Chair's report on corporate governance	18
	Directors' Remuneration report	25
	Remuneration policy report	25
	Remuneration implementation report	28
	Directors' report	32

Annual Report 2022	Santander UK plc 17

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance

Our Board and governance structure
Maintaining high standards of corporate governance is an essential element to ensure the long-term sustainable success of the Company. In addition to the UK Corporate Governance Code 2018 (the Code) (the standard against which we measure ourselves), we also have internal governance practices and rules, principally:
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
The Corporate Governance Framework is reviewed regularly by the Board to confirm that governance arrangements remain effective. The corporate governance structure is supported by the internal control and risk management systems. An important principle, applied throughout the Corporate Governance Framework, is that delegation of executive authority is to individual office holders, who may delegate aspects of their authority to others, as appropriate. Executive Committees have been established to support individuals in discharging their responsibilities.
The role and responsibilities of the Board
The Board is collectively responsible for promoting the success of Santander UK for the benefit of its stakeholders, taking into account the likely impact of their decisions in the long-term, as well as the interests of our other stakeholders and to its contribution to the wider society.
The Board’s schedule and activities are planned to make sure that Directors have regard to the matters necessary to promote the success of the Company, including the broader implications of their decisions for the Company’s stakeholders including its shareholder.
The key decisions and matters reserved for the Board's approval, such as the long-term strategy and priorities, are set out in the Corporate Governance Framework. The Board is supported by its Committees which make decisions and recommendations on matters delegated to them under the Corporate Governance Framework. This enables the Board to spend a greater proportion of its time on strategic, forward-looking matters.
Board Committees
The Committees play an essential role in supporting the Board, giving focused oversight of key areas and aspects of the business and their roles and responsibilities are set out in their Terms of Reference which are available at aboutsantander.co.uk and which do not form part of this Annual Report. The Terms of Reference are regularly reviewed by each Committee to make sure they remain appropriate.
Each Committee comprises Non-Executive Directors (NEDs) and a Chair. Except for the Board Nomination and Board Risk Committees which have one Banco Santander Group appointed Non-Executive Director (GNED), all Board Committees are composed of Independent Non-Executive Directors (INEDs) only. Having assessed this in light of the Code recommendations we are satisfied that the Committees will continue to be able to discharge their duties professionally, effectively and efficiently. As the Santander UK Group Holdings plc and Santander UK plc Committees meet substantively simultaneously, they also continue to have the opportunity to benefit from the broader INED group's skills and experience.
The Board and Board Committees of Santander UK plc also met independently from the Board and Board Committees of Santander UK Group Holdings plc twice in 2022.
Board meetings in 2022
There were 11 Board meetings in 2022. Meetings of the Company were held concurrently with Santander UK Group Holdings plc. This model is supported by a number of ring-fencing safeguards to enable the Santander UK plc Board to operate in this way including the appointment of three ring-fenced bank Double Independent NEDs (DINEDs) (one of whom is the senior ring-fencing Director) and a Ring-Fenced Bank Risk Officer.
Regular updates are provided to the Board by the Committee Chairs, CEO, CFO, CRO and myself as Chair. I, as Chair, also held a number of meetings with the NEDs without the Executive Directors (EDs) present. There is a comprehensive and continuous agenda setting and escalation process in place to ensure that the Board has the right information at the right time and in the right format to enable the Directors to make the right decisions. As Chair, I lead the process, assisted by the CEO and Company Secretary, and this ensures that sufficient time is set aside for strategic discussions and business critical items. Together with the Committee Chairs, we ensure Board and Committee meetings are structured to facilitate open discussion, debate and challenge.
The NEDs also receive regular updates from management to give context to current issues.
How governance contributes to the delivery of our strategy
Our governance arrangements contribute to the development and delivery of our strategy in various ways, including by taking accountability and responsibility, and ensuring information flows and independent insight from the NEDs.
All Directors are collectively responsible for the success of the Company. The NEDs exercise objective judgement in respect of Board decisions, and scrutinise and challenge management constructively. They also have responsibilities concerning the integrity of financial information, internal controls and risk management.
The Board is responsible for overseeing and developing our strategy and policies, overseeing risk and corporate governance and monitoring progress towards meeting our objectives and annual plans and monitoring its implementation by the CEO, supported by his wider executive management team. In 2022, the Board regularly reviewed progress against its delivery of the three year business plan. The Board is accountable to our shareholder for the proper conduct of the business and seeks to represent the interests of all stakeholders.
The Board has identified the following key stakeholders: Customers, Employees, Regulators, Communities and Investors.
Views of the workforce at the Board
Our colleagues are a key stakeholder, central to the delivery of our strategy, and the Board is committed to ensuring continuous engagement with them. Annemarie Durbin is the designated NED responsible for ensuring that the views of the workforce are made known to the Board. In 2022, as well as extensive reporting on people issues to the Board, Annemarie participated in focus groups, management forums and development workshops. She also had regular meetings with the Head of Culture, Inclusion and Experience to discuss matters such as the employee voice and engagement survey results.
With effect from 1 March 2023, Lisa Fretwell replaced Annemarie Durbin as the designated NED representing the views of the workforce on the Company and Santander UK Group Holdings plc.
Board activities
I, together with the CEO and Company Secretary, and supported by the Directors and senior management, make sure that the Board has an appropriate schedule for the year. This is focused on the opportunities to drive growth and profitability of the business, transformation to support the future success of the business, business performance and risk management and customer experience and outcomes. It includes the Company's digital strategy, ensuring the Company is run in a responsible and sustainable way in the interests of its stakeholders, and ensuring that the Company’s culture is aligned with its purpose, values and strategy.
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

Annual Report 2022	Santander UK plc 18

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

workshops. Senior leaders are also available to the NEDs for advice and support.
The Board regularly monitors progress against the strategic priorities and performance targets of the business, and in 2022, once again held a separate Board Strategy Day. In advance of the Board Strategy Day, a workshop was held focused on disruption by Fintechs and Neobanks, which was designed to set the scene for the discussions on how and where we want to grow and invest, in the context of an evolving competitive landscape. Presentations at the Board Strategy Day considered the current macro environment, discussing potential changes to the Employee Value Proposition (including the future 'Ways of Working'), before the Board considered and explored opportunities to further grow the business. The day concluded with a presentation by the CEO on potential investments and the financial impact, recognising the trade off between returns and market share/revenue growth.
In 2022, the Board and its Committees received deep dives on a number of areas (e.g. Consumer Duty, Climate Change and ILAAP) and externally facilitated workshops to consider important topics in depth and to engage with key stakeholders. To ensure the most effective use of the time at Board meetings, in addition to the delegation of certain responsibilities to the Board Committees, held informal discussions with Board members. The INEDs also met on several occasions without management and once without me present to assess my performance.
More details of the Board activities in 2022 are set out at the end of this report.
Culture
The Board recognises the importance of culture, as a mechanism to support the long-term sustainable success of the Company. The Board are responsible for setting and overseeing our culture and values as well as monitoring progress on its development. The Board are committed to creating a culture of inclusivity and belonging, as well as creating a healthy culture environment. Throughout the year the Board has received feedback on our culture via a number of mechanisms including engagement with the workforce directly and through the NED chosen to represent the views of the workforce, as well as receiving reports from colleague surveys considering matters including future ways of working and wellbeing. The Board also seeks to ensure that workforce policies and practices are consistent with the Company's values and supports its long-term sustainable success.

Board responsibilities
As Chair, I have overall responsibility for the leadership of the Board and for ensuring its effectiveness in all aspects of its operation. These responsibilities are formalised in the Corporate Governance Framework.
The composition of the Board helps to ensure that no one individual or small group of individuals dominates the Board's decision-making. The diversity of skills, experience and background on the Board enables the Board to provide constructive challenge and strategic guidance and to offer specialist advice. There is a clear division of responsibilities between the leadership of the Board and the executive leadership of the business. The responsibilities of the Chair, CEO, SID and NEDs and all Board Committees are agreed by the Board and set out in writing (as part of the Corporate Governance Framework) and are publicly available on our website at www.aboutsantander.co.uk, which does not form part of this Annual Report.
Board membership
At 31 December 2022, the Board of Santander UK Group Holdings plc consisted of the Chair (independent on appointment), three INEDs, two EDs and two GNEDs. The Santander UK plc Board, at 31 December 2022, consisted of the Chair (independent on appointment), six INEDs, two EDs and three GNEDs
Biographies of the Directors are set out in the Shareholders information section of this Annual Report. A record of Directors who served in the year is shown in the Directors' Report. The letters of appointment for INEDs and GNEDs are available at the Company’s registered office and at the Annual General Meeting.
Through the Board Nomination Committee, we make sure there is the right mix of individuals on the Board, giving an appropriate balance of knowledge, skills, experience and perspectives. Our aim of ensuring orderly succession for Board positions is supported by continuous and proactive processes. We take into account our strategic priorities and the main trends and factors affecting the sustainability and success of the business. We oversee and regularly review the development of a diverse pipeline for succession.
Changes to Board membership are set out in the Directors' report. In 2022, we appointed Mike Regnier as CEO (following Nathan Bostock's departure on 1 April 2022) and Lisa Fretwell as an INED, effective from 1 January 2022. These appointees have valuable skills and experience of financial services, digital, strategy and transformation.
All aspects of diversity form part of our Board succession planning process.
Board attendance
The Directors’ attendance at the Board meetings held in the year is set out below. Meetings of the Board are generally held concurrently with the Santander UK Group Holdings plc Board, with business specific to each company identified and recorded as appropriate, reflecting the decisions taken by the Board of the relevant entity.

		Scheduled meetings attended	Ad hoc meetings attended
Chair	William Vereker	8/8	3/3
Independent Non-Executive Directors	Annemarie Durbin	8/8	2/3
	Chris Jones	8/8	3/3
	Ed Giera	8/8	3/3
	Lisa Fretwell [1]	8/8	3/3
	Mark Lewis	8/8	3/3
	Nicky Morgan	8/8	2/3
Banco Santander Group nominated Non-Executive Directors	Dirk Marzluf	8/8	1/3
	Antonio Simoes	8/8	2/3
	Pamela Walkden	8/8	3/3
Executive Directors	Nathan Bostock [2]	2/2	2/2
	Duke Dayal	8/8	3/3
	Mike Regnier [3]	6/6	1/1

1	Lisa Fretwell was appointed on 1 January 2022
2	Nathan Bostock resigned on 1 April 2022
3	Mike Regnier was appointed on 1 April 2022

Annual Report 2022	Santander UK plc 19

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Monitoring independence
The Board Nomination Committee monitors whether there are relationships or circumstances which may affect a Director's independence, and have concluded that all NEDs are independent in character and judgement. I, as Chair, was independent on appointment when assessed against the circumstances set out in Provision 10 of the Code. No INEDs have a material relationship with the Company nor receive additional remuneration to Directors' fees. In addition, no INEDs serve as Directors of any external companies or affiliates in which any other Director is also a Director.
Monitoring Director time commitment, interests and fees
The Board Nomination Committee is responsible for oversight of Conflicts of Interest.

Each Director has a duty under the Companies Act 2006 to avoid a situation in which they have or may have, a direct or indirect interest that conflicts, or may conflict, with the interests of the Company. This duty is in addition to the existing duty Directors owe to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company.
In 2022, the Board Nomination Committee continued to review the time commitment and Directors' potential conflicts of interest to ensure that any such conflicts are managed appropriately and in compliance with CRD IV and ring-fencing requirements. In accordance with Provision 15 of the Code, Directors are required to seek prior approval from the Board before taking up external appointments.
External appointments are disclosed to the Board, before appointment, with an indication of time involved. All directors continue to devote sufficient time to their roles at the Company. No significant external appointments were undertaken by any Directors. The Articles of Association contain provisions that allow the Board to consider and, if it sees fit, authorise situational conflicts.
These powers have operated effectively and the formal system for Directors to declare their interests and for the non-conflicted Directors to authorise situational conflicts continues to be in place. Any authorisations given are recorded by the Company Secretary and Directors are asked to certify, on an annual basis, that the information in the register is correct.
The level of fees paid to INEDs for Board and Board Committee chair and membership were unchanged in 2022, although, following a review, it was decided to pay fees for some of the director responsibilities which had previously not been remunerated. For more, see the Remuneration Implementation Report.

The right information and support
The Chair, supported by the Company Secretary, ensures that all Board members receive appropriate and timely information. All Directors have access to the advice of the Company Secretary and the Company provides access, at its expense, to the services of independent professional advisers in order to help the Directors discharge their role. This also applies to Board Committees.
Board composition
Ensuring the right balance of skills, experience, independence and knowledge on the Board is the responsibility of the Board Nomination Committee.
Succession Planning
The Board Nomination Committee is responsible for ensuring plans are in place for orderly succession to both Board and senior management positions, and oversees the development of a diverse pipeline for succession.
Board and Committees' evaluation
The annual evaluation, which is typically facilitated externally at least once every three years, highlights areas of further development to enable the Board to continuously improve its performance.
I, as Chair of the Board, with the support of the Board Nomination Committee, lead the Board in considering and responding to the annual review of the Board and Committees' effectiveness, including the performance of individual Directors. In 2022, I asked the Company Secretary to undertake an internally facilitated review of the effectiveness of the Board and Board Committees.
In addition, in 2022, the Board continued to monitor progress against actions for the 2021 externally facilitated review of Board effectiveness.
Director induction and training
The Company Secretary supports the Chair in designing individual inductions for NEDs, which include site visits and cover topics like strategy, balance sheet and capital, key risks and current issues including the legal and regulatory landscape.
Directors who take on new roles or change roles in the year (such as becoming a member of a new Board Committee) attend induction or handover meetings as appropriate. Committee Chairs, with the Committee secretaries, agree Committee specific training, as appropriate. Directors are also given the opportunity to undertake further training so that they are fully comfortable with their role on the Board and to enable them to contribute to the long-term success of the Company.

Group structure and ring-fencing governance arrangements
The substantive business of the Santander UK group continues to be conducted by Santander UK plc, our principal ring-fenced bank (RFB). Ring-fenced banks operate within governance rules defined and overseen by the PRA who have granted Santander UK plc certain ring-fencing governance rule modifications, subject to various safeguards. This allows for certain overlaps of the Board and senior management of Santander UK Group Holdings plc and Santander UK plc, recognising our ownership structure and chosen ring-fencing business model.
At 31 December 2022, the three DINEDs of Santander UK plc were Annemarie Durbin, Mark Lewis and Nicky Morgan. In addition, Annemarie Durbin acts as the SRD of Santander UK plc.
Appointment and retirement of Directors
The Company's Articles of Association require each Director to retire every year at the Annual General Meeting and any Director may offer themselves for re-election by members. For more, see the Directors’ report.

Annual Report 2022	Santander UK plc 20

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Summary of Board activities in 2022
The Board aims to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole. Activities in 2022 included:

Theme	Action taken by the Board and outcomes
Strategy including One Europe and Banco Santander
–Following on from the Board Strategy Day, considered and challenged management’s proposals to enhance our proposition across the Everyday Banking and Homes businesses.
–Reviewed our customer proposition and experience, including a deep dive on our Net Promoter Score (NPS) and initiatives to improve the NPS trend, and customer interactions strategy, including changes to the branch operating model.
–Reviewed and challenged our marketing and brand strategy and positioning, with a view to developing a coherent brand narrative aligned with our ambition to be a ‘digital bank with a human touch’.
–Considered specific M&A market opportunities to accelerate growth.
–Reviewed initiatives and opportunities to collaborate and leverage resources and capability across the Europe region and the Banco Santander group, including a common payments platform and, banking application (OneApp).
–Considered disruption in the financial services market including the impact of neobanks and fintechs and digital currency and blockchain technology.

Business, Customer and Transformation
–Reviewed, challenged, and approved the 3-year business plan (2023-2025) and the annual budget, including assumptions underpinning the plan given the rapidly evolving macroeconomic environment and investment to support a resilient and sustainable operating environment and associated risk assessments.
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
–Considered and endorsed the IT transformation programme including clear milestones and investment to align IT infrastructure and systems with business requirements and bring IT risk within Board Risk Appetite.

Regulation, Balance Sheet and Capital
–Reviewed, challenged and approved the ICAAP, ILAAP, adequacy and effectiveness of stress-testing and capital management, AT1 payments and ordinary and preference share dividend payments in line with PRA guidance.
–Submitted to the Bank of England results of the annual cyclical and solvency stress test submissions.
–Submitted a self-assessment of resolvability to the PRA in line with the Bank of England Resolvability Assessment Framework.
–Considered the future regulatory landscape and implications, including approval of the Consumer Duty implementation plan.
– A number of Board members also participated in workshops delivered to the Board Audit Committee on the evolution of the IFRS 9 approach and supporting models.

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
–Reviewed and approved relevant submissions related to the Operational Resilience Programme.
–Approved the submission to the BoE of results from the Climate Biennial Exploratory Scenario Stress tests for climate risks.

People and Culture
–Received updates on issues including talent management & succession planning, gender pay gap and diversity & inclusion.
– Utilised regular reports on culture, including employee feedback to identify cultural priorities and alignment with the Company's long term strategic direction.
– Considered colleagues' ways of working and opportunities to optimise the real estate portfolio.
– Considered succession planning across all key control, support functions and business functions.

Governance and Responsible Banking
– Reviewed, challenged and approved the Annual Report.
– Received regular verbal updates of Board Committee activity from their respective Committee Chairs.
– Approved a revised Banco Santander Subsidiary Governance Model for subsidiaries, and certain Corporate Frameworks.
– Approved the education and social mobility strategies.
– Approved the recommendations and resulting action plan for the 2021 externally facilitated Board evaluation, and the incremental recommendations arising from the internally facilitated Board evaluation in late 2022.
– Approved policies including a new Board level Conflicts of Interest Policy, Board Diversity & Inclusion Policy, Policy for the Suitability, Selection and Succession of Board members and Policy on Regulatory Documents on the recommendation of the Board Nomination Committee.
– A number of Board members also participated in workshops delivered to the Board Responsible Banking Committee to discuss the Company's climate strategy and supporting business initiatives; and consider the impact of initiatives implemented so far and next steps in fraud prevention.

Annual Report 2022	Santander UK plc 21

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Summary of Board Committee activities in 2022
Our Board Committees conduct their business concurrently with the Santander UK Group Holdings plc Board Committees to ensure alignment of practices, policies and procedures. The following reports detail the governance arrangements, practices and activities of both committees. More information can be found in each of the Committee Chair's Reports in the Santander UK Group Holdings plc 2022 Annual Report.
Board Nomination Committee
Committee composition

	Scheduled meetings	Ad hoc meetings
William Vereker (Chair)	7/7	2/2
Annemarie Durbin	7/7	2/2
Ed Giera	7/7	2/2
Pamela Walkden	7/7	1/2

Other attendees at Committee meetings in 2022 included the CEO, Chief People Officer, Director, Performance & Reward, and Director, Culture & Capability.

The Committees are responsible for, amongst other things:
–Identifying, nominating and recommending candidates for appointment to the Board.
–Regularly reviewing the structure, size and composition of the Board and its Committees.
–Overseeing the evaluation of Board and Board Committee performance.
–Reviewing corporate and internal governance matters.

Key activities in the year
Succession planning
The Committees lead a formal, rigorous and transparent process for the identification, nomination and recommendation of candidates for appointment to the Board and senior management positions.
Part of this process is ensuring that there are succession plans in place for both Board and key management positions encompassing internal and external candidates, and that there is a skills, experiences and diversity matrix which maps each Director's attributes against those which are most relevant for the Board, taking into account the future strategic direction of the Company and its needs. As well as tracking the Board's strengths, this matrix is used to identify gaps in its desired collective skills profile.
While appointments are based on the merit of the individual candidates and objective criteria, we also aim to promote diversity, in its broadest sense, to complement and strengthen the overall Board and its Committees' skills, knowledge and experience. Any appointment also takes account of all legal and regulatory requirements.
In 2022, a significant proportion of the Committees' time was devoted to succession planning, and in particular identifying successors for Chris Jones, Chair of the Audit Committee, and Ed Giera, Senior Independent Director and Chair of the Risk Committee. Both will step down by 2024 after serving as Directors for nine years. To ensure a thorough handover, the Committees were keen to start the selection process early.

Hedley May, an external search consultant with whom the Company and individual Directors have no other relationship, were engaged to assist with the search and selection process. A preferred candidate to succeed Chris Jones as the Board Audit Committees Chair has been identified (subject to regulatory approval) but as the appointment process remains ongoing we will report on it more fully in next year’s Annual report, together with details of the induction programme arranged for the new director.

The Committees also reviewed the additional roles that the NEDs take on, such as the Whistleblowers’ Champion and Workforce Engagement representative to reallocate some of these when the current incumbents retire. Nicky Morgan was appointed to the new role of Consumer Duty Champion for Santander UK plc.
Board effectiveness
Following the detailed and comprehensive external evaluation by Boardroom Review Limited, in 2022 an internal review of the Board and its Committees was conducted by the Company Secretary, assisted by the Head of Internal Governance. Interviews were held with Board members and the Executive Committee members were asked to complete a survey on the Board’s performance.

The review concluded that the Board and its Committees continue to operate effectively, with notable improvements now that recently appointed Directors, including the CEO and I, have settled into our roles and established strong relationships with the Banco Santander group. Additional strengths identified were the fostering of an open and transparent atmosphere and the blend of skills and experience on the Board. The review also identified some opportunities for improvement including:
–Oversight of ESG and Responsible Banking - given the increasing importance of these matters, the Board should ensure enough time is allocated to discuss them across the year.
–Agenda planning, Board time and Board materials - there is still room for improvement in these areas and the Chair and Company Secretary will work to enhance the scheduling and operation of Board vs Board Committee meetings.
–Board Committee composition – undertake a review of the Board Committee composition to ensure knowledge is spread among Directors while meeting regulatory requirements.
–Emerging market themes and competitor benchmarking – ensuring the Board remain appraised of market activity.
–Strengthening our alignment with the Banco Santander group – fostered through the attendance of Banco Santander group directors and executives at UK meetings as appropriate, including the Board Strategy Day, and regular Board visits to Madrid.
The Board fully considered the recommendations from the internal evaluation and agreed an action plan which will be regularly reviewed by the Committees in 2023.

In 2022, I also conducted individual Directors’ assessments and the SID undertook an assessment of my performance.

Diversity, inclusion and engagement with stakeholders
During the year, the Committees considered updates to our Board Diversity and Inclusion Policy. The Board aims to maintain at least two female members and aims to have 40% female representation by 2025, previously having a minimum of 33%, and overall aim of 50% female representation on the Board by 2030. We are also committed to maintaining at least one member from an ethnic minority background. Currently, one of our Directors is from an ethnic minority, and 33% of the Board are female.

Our commitment to the HM Treasury Women in Finance Charter continues, with the aim to create gender balance by setting a target of 50% (+/-10%) women in senior roles (excluding Board members) by the end of 2025. At 31 December 2022, 28% of Executive Committee members were female, 34% of Executive Committee members' direct reports were female and our senior manager female population (mid to senior manager roles) was 33%.

Our representation of Asian, Black and other Minority Ethnic colleagues in senior roles (excluding Board members) increased in 2022, broadly in line with our internal growth target to achieve our ambition of 14% (+/-2%) by 2025.

Annual Report 2022	Santander UK plc 22

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board Risk Committee
Committee composition

	Scheduled meetings	Ad hoc meetings
Ed Giera (Chair)	10/10	1/1*
Chris Jones	10/10	1/1*
Annemarie Durbin	10/10	0/0
Mark Lewis	10/10	0/0
Nicky Morgan	10/10	1/1*
Lisa Fretwell	10/10	0/0
Pamela Walkden	10/10	0/0

Other attendees at Committee meetings in 2022 included the Board Chair, CEO, CFO, Chief Internal Auditor, CRO and External Auditors.
The Committee is authorised by the Board to

–Advise the Board on the enterprise wide risk profile, Risk Appetite and strategy.
–Review the enterprise wide risk profile through business updates from the First Line of Defence and regular reports on each key risk type from the Second Line of Defence.
–Provide advice, oversight and challenge to embed and maintain a supportive risk culture.
–Review the Risk Framework and recommend it to the Board for approval.
–Review and approve the key risk type and risk activity frameworks identified in the Risk Framework.
–Review the capability to identify and manage new risks and risk types.
–Consider and review all risks and issues escalated by the Chief Risk Officer, and their associated action plans.
–Oversee and challenge the day-to-day risk management actions and oversight arrangements and adherence to risk frameworks and policies.
–Oversee the adequacy of the governance arrangements we have in place.
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

Board Audit Committee
Committee composition

	Scheduled meetings	Ad hoc meetings
Chris Jones (Chair)	10/10	0/0
Ed Giera	10/10	0/0
Lisa Fretwell	10/10	0/0
Annemarie Durbin	10/10	0/0
Nicky Morgan	10/10	0/0
Mark Lewis	04/04	0/0

Other attendees at Committee meetings in 2022 included the Board Chair, CEO, CFO, Chief Internal Auditor, CRO, Financial Controller, Director of Financial Reporting and the external auditor.
The Committee is authorised by the Board to provide oversight of:
–Integrity of the financial statements of the Company and any formal announcements relating to its financial performance, including underlying significant financial reporting judgements and estimates.
–Internal financial control effectiveness.
–The relationship with our external auditors including their independence and objectivity, audit scope and effectiveness of the audit process in respect of their statutory audit of the annual financial statements.
–Internal Audit function effectiveness.
–Recovery and Resolution planning.
–Whistleblowing arrangements.

Key activities in the year
Internal Audit
–Considered the 2023 Audit Plan and annual report for recommendation to the Board.
–Monitored progress against the 2022 Audit Plan.

Financial reporting
Significant financial reporting issues including judgements and estimates
The use of assumptions or estimates and the application of management judgement is an essential part of financial reporting. This is considered by the Committee on at least a quarterly basis. The External Auditors also consider these areas as part of their audit of the annual financial statements. More information on the External Auditors' work is set out in their audit report.
In 2022, we focused on the following significant reporting matters in relation to financial accounting and disclosures:
Credit impairment charges
–Noted that applying management judgements on IFRS 9 ECL provisioning was difficult given the unusual and unique circumstances due to the cost of living crisis, and the reduction of Covid-related risks.

Provisions and Contingent Liabilities
–Continued to scrutinise the level and adequacy of customer remediation, litigation and other regulatory provisions and challenged the reasonableness of management’s assumptions throughout the year.

Defined benefit pension schemes
–Reviewed management's approach to illiquid assets valuation where there continues to be inherent uncertainty as their values are based on unobservable market inputs. Reviewed the proposal to continue to use the unaudited flash valuations provided by our private equity advisors, following review of the testing carried out against final audited valuations, and the conclusion that this is management’s best estimate of the value.

Other Areas
–Reviewed the outcome of management’s annual impairment assessments for goodwill and the cost of Santander UK Group Holdings plc's investment in the Company and noted the increase in headroom in the year.

Oversight of external auditors
External Auditors
PwC were appointed in 2016 and their independence was considered and monitored throughout the year. We were satisfied that PwC continued to meet the independence requirements. Ian Godsmark became lead audit engagement partner from June 2022 following the resignation of Laura Needham from PwC.
Based on a formalised assessment, the Committee satisfied itself as to the rigour and quality of PwC’s audit process.
Non-audit fees
We have a robust policy on non-audit services provided by our external auditors. Non-audit services were under continuous review throughout 2022 to determine that they were permitted by reference to their nature, assessing potential threats and safeguards to auditor independence as well as the overall ratio of audit to non-audit fees.
All assignments require advance approval, either by the Chair (or in his absence his alternate), under delegated authority for amounts under £250,000 plus VAT or, if larger, by the Committee. This process is in addition to the requirement for all non-audit fees to be approved by the Banco Santander Audit Committee.

Annual Report 2022	Santander UK plc 23

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Internal Audit
The Committee has approved the Internal Audit Charter and receives regular updates on the operational effectiveness of the Internal Audit function to confirm that it maintains its independence and to ensure its quality, experience and resourcing is appropriate. This is supplemented by regular interactions between the Chief Internal Auditor and the Committee Chair. We also receive feedback on interactions between Internal Audit, management and our external auditors.
A review is conducted every five years to evaluate the Internal Audit function in respect of its conformance with the standards of the Chartered Institute of Internal Auditors (CIIA), as well as its performance and effectiveness compared to industry peers and good practice. The next review is due in 2023 and a thorough process to select an external provider to carry out the review has been undertaken.
Whistleblowing
The Committee oversees Santander UK's whistleblowing arrangements including continuous refinement of our processes to align with evolving best practice. Santander UK recognises the importance of creating an environment where colleagues feel safe and able to Speak Up. Speaking Up is a core behaviour at Santander UK and there are a number of ways colleagues can do this, including raising a concern via Santander UK's Whistleblowing Team.
The Disclosure Committee reports on whether the Annual Report is fair, balanced, and understandable and whether it provides the information necessary for readers to assess Santander UK's position and performance, business model and strategy.
Effectiveness
As part of the internally facilitated Board evaluation carried out during the year, the Committee's performance was assessed and it was concluded that the Committee continues to perform effectively.
Board Responsible Banking Committee
Committee composition

	Scheduled meetings	Ad hoc meetings
Nicky Morgan (Chair)	4/4	0/0
Annemarie Durbin	4/4	0/0
Lisa Fretwell	4/4	0/0
Ed Giera	4/4	0/0
Chris Jones	4/4	0/0
Mark Lewis	4/4	0/0

Other attendees at Committee meetings in 2022 included the CEO, Director of Corporate Communications and Responsible Banking, Chief People Officer, CRO, Director of Compliance, Chief Customer Officer, Everyday Banking, and Chief Customer Officer, Homes.
The Committee is authorised by the Board to
–Oversee the operation of the business and subsidiaries to ensure they act in a responsible way, promoting their long-term success having due regard to the interests of the Company's stakeholders.
–Support management in shaping and driving the responsible banking agenda of the business across a broad spectrum of areas including customers, culture, diversity and inclusion, conduct, communities and climate change and the environment (the Board Risk Committee is responsible for overseeing the risks associated with climate change).
Board Remuneration Committee
Committee composition

	Scheduled meetings	Ad hoc meetings
Annemarie Durbin (Chair)	6/6	2/2
Ed Giera	6/6	2/2
Chris Jones	6/6	1/2
Mark Lewis	6/6	2/2
Other attendees at the Committee meetings in 2022 included the CEO, Chief People Officer, Performance and Reward Director, Head of Performance and Reward and the Committees' Independent Adviser. The CRO and Director of Compliance (DoC) join the meetings regularly to give updates and recommendations on risk performance and potential remuneration risk adjustments.
The Committee is authorised by the Board to
–Set the overarching principles and parameters of remuneration policy across Santander UK. We do so in consultation with the RFB Committee to ensure that the RFB is able to comply with its legal and regulatory obligations, including its ring-fencing obligations.
–Oversee implementation of remuneration policies, including considering and approving the remuneration arrangements (including bonuses) for EDs and senior executives. We approve individual remuneration awards and also changes to senior executive incentive plans.
–Approve the framework by which colleagues are designated as Material Risk Takers (MRT) and oversee MRT remuneration arrangements, including bonuses.
Details of the structure of our remuneration arrangements and the activities of the Remuneration Committee in the year are provided in the Remuneration Committee Chair's Report, Remuneration Policy and Implementation Reports.
William Vereker
Chair
1 March 2023

Annual Report 2022	Santander UK plc 24

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report

Basis of preparation
This report has been prepared on behalf of the Board by the Board Remuneration Committee. We comply with the statutory reporting obligations for large private companies. Furthermore, we applied the UK Corporate Governance Code 2018 (the Code) and complied with the Provisions other than where stated in the Directors' Report. In addition, we comply with other listed disclosure requirements to the extent considered appropriate taking into account our ownership structure.
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
–the requirement for base salaries to be set at a level to avoid inappropriate risk taking;
–base salary increases across the colleague population; and
–prevailing market and economic conditions.

Pension arrangements	–To provide a discrete element of the package to contribute towards retirement.	–All EDs receive a cash allowance in lieu of pension in line with the wider workforce average, currently 9% of salary.
Other benefits	–To offer a competitive package and to support employee wellbeing.
–Including but not limited to: private medical insurance for EDs and their dependants, life assurance, health screening, and relocation allowances where relevant.
–Access to Santander UK’s all-employee share schemes on the same terms as all UK employees.

Variable pay	Principle and description	Policy
Variable pay plans
–The Variable Pay Plan aims to motivate EDs to achieve and exceed annual internal targets within Santander UK’s Risk Appetite and aligned with our business strategy and values.
–Multi-year deferral and delivery in Banco Santander SA shares aligns EDs’ interests to the long-term interests of Santander UK. Further performance testing also applies for the CEO.
–Part of the award is deferred according to the requirements of the PRA Rulebook (Remuneration Part).
–The long-term Transformation Incentive Plan recognises the collective achievement of key financial and non-financial targets associated with the bank's ongoing transformation.

–Bonus awards under the Variable Pay Plan are discretionary and determined by reference to performance against a scorecard of financial and non-financial goals, as well as individual performance.
–40% of any bonus awarded is paid upfront after the performance year ends, and delivered at least half in shares.
–60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered at least half in shares.
–For the CEO, the first three of five deferred award tranches are subject to further performance testing, which may reduce or increase the payout.
–The Transformation Incentive is based on performance assessed over a three year period with further deferral into cash and share based awards in line with regulatory requirements.
–Share based awards are subject to a minimum twelve-month retention period following vesting.
–Malus and clawback provisions apply to variable pay for up to ten years following the grant of an award.
–The structure of variable pay awards means EDs acquire a meaningful shareholding in Banco Santander SA which may extend for a significant period post-employment. In addition, the CEO is subject to a Shareholding Policy, which ensures alignment with the long-term interests of Banco Santander shareholders. The requirement under the policy is set at two times the incumbent’s net salary upon appointment. A formal post-employment shareholding requirement is therefore not in place.

Annual Report 2022	Santander UK plc 25

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued

Our remuneration policy continues to meet regulatory requirements. Santander UK applies a 2:1 variable to fixed pay cap in line with approvals granted to Banco Santander SA by its shareholders. For control function roles, a lower ratio of 1:1 is normally applied.
Executive remuneration policies
and principles
Our core values of Simple, Personal and Fair drive our remuneration policy. We focus on delivering a reward framework that is easily understood, tailored to individual roles, competitive and fair.
The key drivers of our Remuneration Policy
Alignment to culture
–To design policies aligned to the long-term success of the business, which support the delivery of our strategy and reinforce our values.
–To base variable pay on a balanced scorecard of quantitative and qualitative metrics which reflect our strategic priorities across Customers, Shareholders, People and Communities. This ensures that our day-to-day activities align with Santander UK’s strategic priorities which focus on customer loyalty and experience, simplification, improved efficiency and sustainable growth while aiming to be the best bank for all our stakeholders.
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
–To consider wider employee pay and conditions when determining pay of our Executives.
Clarity
–The Committee reviews remuneration reporting on an annual basis against principles of best practice and developments in corporate governance, including the Code. Our reporting is designed to be transparent to promote effective stakeholder engagement, whilst reflective of our structure.
Predictability
–The Committee annually reviews the variable pay opportunity for individuals and the basis of the bonus pool calculation. Due to commercial sensitivity, these are not disclosed as per the provisions of the Code. Directors’ remuneration is within the variable pay cap as approved by Banco Santander SA shareholders and set out above.
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
Relocation support and international mobility benefits may also be given. Where provided, relocation assistance will normally be a capped amount for a limited time. In cases of international mobility, the Committee will have discretion to offer benefits and pension provisions which reflect home country market practice and align to relevant legislation.
Buy-out awards
Compensation may be provided to EDs recruited externally for the forfeiture of any awards on leaving their previous employer. The Committee retains discretion to make such compensation as deemed appropriate to secure the relevant individual’s employment and will ensure any such payments align with both the long-term interests of Santander UK and the prevailing regulatory framework.
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

Annual Report 2022	Santander UK plc 26

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued

Termination payments
The remuneration impact of an ED leaving the Company, including treatment of variable pay and/or any termination payment will reflect the terms of the service agreements, relevant scheme rules, regulatory requirements and the Committee’s policy relevant to the reason for leaving.
Outstanding variable pay awards will generally lapse on termination, other than where an individual is considered a ‘good leaver’. Where an ED is a good leaver, eligibility to variable pay awards will normally subsist until the relevant scheduled payment dates and will remain subject to performance where relevant.
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
In the event of a change in control, any outstanding variable pay awards will be treated in line with the relevant scheme rules, taking into account applicable regulatory requirements.
Risk and Performance adjustment
We continue to meet the regulatory requirements in respect of risk and performance adjustment. All variable remuneration is subject to adjustment for current and future risks through our Additional Risk Adjustment Standard which is linked to our Board approved Risk Appetite.

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
The Committee seeks input from the Chair of the Board, Chair of the Board Risk Committee, Chair of the Board Audit Committee, Chief Risk Officer, Director of Compliance, Chief People Officer and Chief Internal Auditor when determining whether any performance or risk adjustments are required.
Policy for all employees
Our performance and reward approach across the Company supports our business strategy, rewards strong performance and reinforces our values within the approved risk management framework. The general principles of the Remuneration Policy broadly apply across all colleagues where appropriate, and are designed to facilitate recruitment, motivation and retention whilst driving performance.
The composition of remuneration packages for EDs is aligned with the broader colleague population, comprising salary, benefits, workforce aligned pension provisions and eligibility for discretionary variable pay dependent on role and responsibility.
The Committee annually approves the operation of variable reward schemes for all our colleagues to ensure they reward appropriate behaviour and do not incentivise activities which are outside risk appetite.

Annual Report 2022	Santander UK plc 27

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report

Introduction
This section of the report outlines how our Remuneration Policy was implemented for 2022.
Variable Pay Plan
To incentivise and reward EDs for achieving superior and sustained performance, our Directors participate in an annual variable incentive plan. A balance of financial and non-financial performance metrics are selected annually by the Committee and are aligned with our strategy as measured over the financial year. Multi-year deferral and delivery in Banco Santander SA shares ensure that EDs’ interests are aligned to the long-term interests of the business. Further long-term performance testing also applies for the CEO.
Both upfront and deferred awards are made at least half in shares or share-linked instruments. The deferred element is delivered over seven years. Effective 2022 and for the CEO only, the first three deferred tranches of awards are subject to further performance testing against long-term metrics. Awards delivered in shares or share-linked instruments are subject to an additional one-year retention period from the point of delivery.
The 2022 Variable Pay Plan pool was determined based on a range of metrics using a balanced scorecard approach as follows:
Quantitative assessment
A quantitative assessment is undertaken against a balanced scorecard of financial and non-financial metrics that are key to Santander UK’s 2022 strategy. Performance metrics are reviewed annually to ensure continued alignment with strategy and, for 2022 a simplified scorecard comprised:
–Customers (Net Promoter Score, Loyal Customers and Total Customers)
–Shareholders
–ROTE
–RORWA (where an accelerator could apply subject to ROTE and Capital generation)
–Sustainability (Financial Empowerment)
–People (Employee Engagement and a Diversity and Inclusion multiplier).
A profit underpin applies which requires Profit after Tax to remain positive in order to pay any award, with a reduced pool should profit reduce substantially from the prior year.

Qualitative assessment
A qualitative assessment adds context to the quantitative assessment and ensures a balanced view of performance is taken. Performance is assessed across metrics including but not limited to: customers (conduct risk), profitability (results and costs) and responsible banking.

Banco Santander Group Multiplier
The Committee has the discretion to adjust the pool upwards or downwards to reflect overall Banco Santander performance if appropriate.
Regional Adjustment
A Regional Adjustment was introduced in 2021, to reflect the UK's contribution to performance of the Banco Santander group's European Region (comprising Spain, Portugal, Poland and the UK).
Exceptional Adjustment
Exceptional adjustments allow for unexpected factors or additional internal targets not covered by the quantitative or qualitative assessments to be reflected in variable pay outcomes.
UK-focused risk adjustment
The UK-focused risk adjustment is linked to Santander UK’s Risk Appetite and provides both a formula-based assessment against Risk Appetite and an additional qualitative risk event assessment overlay. Consideration is given to risk appetite limit breaches including but not limited to: customers, conduct, operational, reputational and financial crime risk. This can result in a downward risk adjustment of up to 100% of the bonus pool or individual awards at the discretion of the Committee.
The Committee reviews and approves remuneration governance and frameworks on an annual basis to ensure continued compliance with the relevant regulatory rules, including for ring-fencing.
Individual assessment
The allocation of the pool is based on an individual's performance, taking into account a range of factors. Specifically an individual's performance is assessed 50% against the delivery of priorities (the 'What'), 40% against the behaviours exhibited to deliver these priorities (the 'How') and 10% on Risk.
Deferred long-term awards
Effective 2022, performance testing applies to a portion of the deferred awards for the CEO. Prior to 2022, this applied to all EDs. Any outstanding deferred awards granted to EDs prior to 2022 will remain subject to performance testing.
Performance testing applies to the first three deferred tranches of the 2022 awards (36% of the total award) which are payable in 2026, 2027 and 2028. Performance is measured over a three-year period 2023 to 2025.
The performance measures for 2022 awards are relative TSR, ROTE and ESG metrics. Following the performance assessment, the level of awards will be adjusted accordingly.
To drive performance, these measures can now both reduce and increase the overall value of the deferred awards.
Transformation Incentive Plan
This is a one-off long-term incentive plan which is designed to recognise the achievement of financial targets and an enhanced customer experience, whilst maintaining appropriate conduct controls and risk management, over the course of our transformation period.
Awards under the plan will be assessed over the period 1 January 2021 to 31 December 2023. Awards are granted half in cash and half in share-based units (linked to the Banco Santander SA share price), and will vest in accordance with regulatory requirements.

Annual Report 2022	Santander UK plc 28

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

2022 Business Performance and Impact
on Remuneration
In the context of continued economic uncertainty and high inflation, our priority remains supporting our customers and people. Despite this challenging operating environment, the hard work of our colleagues has helped us to deliver a strong set of results. Strong profit performance was driven by net mortgage lending. Both our customer deposits and customer loans grew as part of our prudent balance sheet management. We retained our 14 million customers throughout the year and for the first time the number of digital customers accounts for half our customer base.
Our ongoing transformation programme has realised considerable savings which has helped mitigate the impact of rising inflation whilst allowing us to continue to improve our customer experience and deliver against our strategic priorities of being a responsible and sustainable business.
Whilst the Committee acknowledged this strong performance, it also recognised the seriousness of the penalty imposed by the FCA in December 2022 relating to historical anti-money laundering controls between 2012 and 2017 and the importance of reflecting this, alongside other factors, in determining variable pay awards. The failings and penalty were therefore taken into account as part of the quantitative and qualitative steps in the 2022 bonus pool determination, with a further discretionary adjustment applied.

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
A particular focus of the Committee during the year has been the impact of the cost of living crisis on our colleagues. Several management initiatives designed to support our people, particularly the lowest paid, were endorsed by the Committee during the year. In addition, a review of all cost of living initiatives was undertaken at year end to ensure that the approach taken was both fair and effective. The cost of living crisis was considered carefully by the Committee when determining EDs' 2022 variable pay awards and remuneration for 2023.
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
Summary of remuneration arrangements for the Chief Executive Officers
Nathan Bostock stepped down as CEO effective 1 April 2022 to take up a position within Banco Santander. As such, he retains the right to deferred variable pay awards and was eligible for a pro-rated bonus to reflect time served in 2022. During the year, Santander UK welcomed Mike Regnier who was appointed CEO on 1 April 2022. Details of Mike’s remuneration are disclosed in the Executive Directors’ remuneration table below.

Executive Directors’ remuneration Total remuneration of each ED for the years ended 31 December 2022 and 2021.

	Mike Regnier (3)		Nathan Bostock (4)		Duke Dayal (5)
	2022	2021	2022	2021	2022	2021
	£000	£000	£000	£000	£000	£000
Salary and fees	1,123	-	420	1,680	1,000	958
Taxable benefits (1)	2	-	154	45	522	523
Pension	101	-	38	151	88	86
Total fixed pay	1,226	-	612	1,876	1,610	1,567
Bonus (paid and deferred) (2)	1,139	-	398	1,864	1,901	1,567
Total variable pay	1,139	-	398	1,864	1,901	1,567
Total remuneration (6)	2,365	-	1,010	3,740	3,511	3,134

(1)	Taxable benefits for the Executive Directors comprise a range of benefits including, but not limited to, private health care, life cover and car benefit. Included in the 2021 and 2022 figures for Duke Dayal is a relocation allowance of £500,000 p.a..
(2)	The 2021 Variable Pay Plan awards made to Nathan Bostock and Duke Dayal have been restated to account for 36% of the awards being subject to long-term metrics. Performance against these metrics can decrease the award to 0% and may not increase the award value. Previously the value of the Variable Pay Plan awards have been disclosed in full which has resulted in an overstatement post the application of performance conditions. The value of the 2021 Variable Pay Plan subject to long-term performance conditions (currently Nathan Bostock: £1,048,680 and Duke Dayal: £715,748) will be disclosed at the close of the performance period.

Effective 2022, 36% of the CEO's 2022 Variable Pay Plan award will be subject to long-term performance metrics assessed over three years. No other executive, aside from the CEO, will be subject to long-term performance metrics. Performance against these metrics can increase the value of this element by up to 25% of original value, or decrease the award to 0%. The value of both the current and former CEOs' 2022 Variable Pay Plan awards not subject to performance conditions, i.e. 64%, are disclosed above. The value subject to further performance conditions (currently Mike Regnier: £640,588 and Nathan Bostock: £223,864) will be disclosed at the close of the performance period upon vesting.
(3)	Mike Regnier was appointed as CEO on 1 April 2022. Upon appointment, Mike Regnier was awarded guaranteed variable remuneration of £660,648 to compensate for remuneration forgone from his previous employer. This has not been included in the Total Remuneration value above.
(4)	Nathan Bostock stepped down as CEO on 1 April 2022. The figures above reflect remuneration received whilst serving as a Board Director. No further payments are due.
(5)	An additional one-off award was delivered to Duke Dayal in recognition of his contribution to regulatory projects during his service with Santander Holdings USA prior to joining the Company, and subject to Santander UK plc corporate and individual performance conditions during 2021. The value of the award is £294,532, and is included in the bonus value for 2021.
(6)	Tony Prestedge was appointed as an Executive Director on 16 December 2020 and stepped down on 28 July 2021. In 2022, Tony Prestedge received payments in lieu of notice totalling £172,856. No further payments are due.

Annual Report 2022	Santander UK plc 29

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Stakeholder views
During 2022, Santander UK continued to engage with key stakeholders on remuneration related matters including its main regulators, the PRA and FCA.
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
Frequent colleague pulse surveys were conducted throughout 2022. This 'Your Say' function has enabled colleagues to share thoughts and ideas more frequently and anonymously all year round. Alongside other virtual listening forums, this gives a more frequent gauge of employee sentiment.
Additionally, discussions are conducted with union representatives during the annual pay review cycle and on relevant employee reward matters on a more frequent basis.
CEO pay ratio
Santander UK is committed to delivering fair pay which attracts, retains and motivates colleagues of the highest calibre across all grades. In line with this commitment, the Committee has oversight of compensation across the organisation, including pay ratios, and considers this when determining reward outcomes. We continue to voluntarily disclose the ratio of the CEO’s total remuneration to that of colleagues.
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
Changes in the ratio are therefore influenced by the differences in remuneration structure, rather than an increase in pay disparity. The ratio has decreased from 96:1 (re-stated and explained in footnote 4 below) in 2021 to 84:1 in 2022. The reduction in pay ratio is attributable to a number of different factors. These include an increase in average total remuneration amongst the employee population, and a reduction in the CEO remuneration package year-to-year. In assessing the pay ratio, the Committee is confident that the Company's policy on remuneration is fair and consistent with our all-employee pay policies.

Advice and support provided to the
Committee
As permitted by its Terms of Reference, the Committee has engaged the advice and support of Deloitte LLP (Deloitte) as independent remuneration consultants at the expense of the Company. Total fees (excluding VAT) for advice and support provided to the Committee in 2022 were £176,600 (2021: £199,050). Deloitte was first appointed as Adviser to the Committee following a formal tender process conducted in 2015. Following a further tender process in 2022, Deloitte was reappointed as the Committees' advisor. Deloitte's independence and effectiveness will continue to be reviewed annually. Deloitte is a founding member of the Remuneration Consultants Group and voluntarily operates under the Code of Conduct in relation to executive remuneration consulting in the UK.
The Committee is satisfied that the Deloitte engagement partner and team that provides remuneration advice to the Committee do not have connections with Santander UK that may impair their independence, following review in 2022.
In 2022, Deloitte also provided unrelated tax, advisory, risk, assurance and consulting services to Santander UK.
By Committee invitation, the Chair, CEO and designated representatives from business functions attend meetings as appropriate to advise on HR, Risk, Legal and Regulatory matters in support of the Committee's work. Attendees included the Chief People Officer, Performance & Reward Director, CRO and Company Secretary.

CEO pay ratio

	Methodology (1)	25th percentile	Median	75th percentile
2022 CEO pay ratio (5)	Option A	119:1	84:1	49:1
2021 CEO pay ratio (4)	Option A	140:1	96:1	54:1
2020 CEO pay ratio	Option A	88:1	64:1	37:1
	CEO remuneration (3)	25th percentile (2)	Median (2)	75th percentile (2)
2022 CEO pay ratio	£	£	£	£
Total salary	£1,543,366	£23,644	£32,833	£51,199
Total remuneration	£3,374,795	£28,361	£40,294	£69,416

(1)	Employee pay is calculated based on the 'Option A' methodology. We have chosen Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
(2)	Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued in the 2022 financial year, and variable pay is either based on actual bonuses in respect of the 2022 year (where these are available) or modelled target bonuses where actuals are not yet available.
(3)	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
(4)	The 2021 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2021 year, in addition to target bonuses for eligible colleagues. The 2021 ratios have now been recalculated using 2021 fixed pay and bonuses paid in 2022 in respect of 2021 for all employees. The CEO's 2021 total remuneration has been restated to account for a component of that award being subject to long-term metrics, in line with the approach to the Executive Directors’ remuneration table.
(5)	The values used for the current and former CEOs' 2022 Variable Pay Plan awards are the same as those stated in the Executive Directors’ remuneration table i.e. the component which is not subject to performance conditions is used for the CEO pay ratio calculation above. The calculation also excludes the award of guaranteed variable remuneration of £660,648 made to Mike Regnier upon joining, to compensate for remuneration foregone from his previous employer.

Relative importance of spend on pay

	2022	2021	Change
	£m	£m	%
Profit from continuing operations before tax	1,874	1,845	2
Total employee costs	1,159	1,183	(2)

Annual Report 2022	Santander UK plc 30

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Chair and Board Committee member fees

	1 January 2022	1 January 2021
	£000	£000
Chair (inclusive of membership fee)	675	675
Board member	95	95
Additional responsibilities
Senior Independent Director	45	45
Chair of Board Risk Committee	65	65
Chair of Board Audit Committee	60	60
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	30	30
Membership of Board Audit Committee	25	25
Membership of Board Responsible Banking Committee	25	25
Membership of Board Remuneration Committee	25	25
Chair of Litigation and Contentious Regulatory Board Sub-Committee	8	—
Senior Ringfencing Director	8	8
Designated NED to represent views of the workforce	8	8

	2022 Fees	2021 Fees	2022 Expenses	2021 Expenses	2022 Benefits	2021 Benefits	2022 Total	2021 Total
Non-Executive Directors	£000	£000	£000	£000	£000	£000	£000	£000
Chair
William Vereker (1)	675	675	—	—	2	2	677	677
Independent Non-Executive Directors
Annemarie Durbin (7)	265	265	1	—	—	—	266	265
Lisa Fretwell (2)	175	—	10	—	—	—	185	—
Ed Giera (3)	280	280	—	—	—	—	280	280
Chris Jones	239	235	2	4	—	—	241	239
Mark Lewis	183	183	8	4	—	—	191	187
Nicky Morgan (8)	211	83	6	4	—	—	217	87
Banco Santander Group nominated Non-Executive Directors (6)
Dirk Marzluf	—	—	—	—	—	—	—	—
Antonio Simoes (4)	—	—	—	—	—	—	—	—
Pamela Walkden (5)	125	31	2	—	—	—	127	31
(1)William Vereker's taxable benefit relates to private health care.
(2)Lisa Fretwell was appointed on 1 January 2022. Fees received are in respect of services from that date.
(3)Ed Giera’s 2021 fee has been restated to reflect fees earned in respect of 2021 (reduced by £7,000 to remove payments made in 2021 for services rendered as Senior Independent Director in 2020).
(4)Antonio Simoes was appointed on 30 April 2021.
(5)Pamela Walkden was appointed on 1 October 2021. Fees received are in respect of services from that date.
(6)With the exception of Pamela Walkden, none of the Banco Santander Group nominated Non-Executive Directors received any fees or expenses.
(7)Annemarie Durbin's fees include £15,000 in relation to her services as Chair of Cater Allen Ltd.
(8)Nicky Morgan was appointed on 10 August 2021. Fees received are in respect of services from that date.

Annual Report 2022	Santander UK plc 31

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report

Introduction
The Directors submit their report together with the financial statements for the year ended 31 December 2022. The information in the Directors’ Report is unaudited, except where indicated.
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
Santander UK plc is a wholly-owned subsidiary of Banco Santander SA and all of its ordinary shares are unlisted and held by Santander UK Group Holdings plc, which is a wholly owned subsidiary of Banco Santander SA.
The Company’s preference shares are listed on the London Stock Exchange and both the Company and Santander UK Group Holdings plc have other equity instruments in the form of AT1 securities listed on various securities exchange markets, including the London Stock Exchange and Euronext Dublin.
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
Results and dividends
For details of the results for the year, see the Income Statement in the Consolidated Financial Statements. For more on dividends, see Note 10.
Details of Santander UK’s activities and business performance in 2022, together with an indication of the outlook, are set out in the Strategic report and the Financial review.
Events after the balance sheet date
There have been no material post balance sheet events, except as set out in Note 43.

Directors
Biographies of the Directors are included in the Shareholder information section. Details of their emoluments and interests in shares are outlined in the Directors’ Remuneration Implementation report. For more on changes to the composition of the Board, see the Chair’s report on Corporate Governance.
Appointment and retirement of Directors
All Directors are appointed and retire in accordance with the Company’s Articles of Association, the UK Companies Act 2006 and the UK Group Framework. The Directors are required to retire every year at the Annual General meeting and may offer themselves for re-election.
Lisa Fretwell was appointed to the Board on 1 January 2022 as an INED and Mike Regnier joined the Board on 1 April 2022, as an Executive Director and CEO. Nathan Bostock resigned as an Executive Director and CEO on 1 April 2022.
Directors’ indemnities
Directors’ and Officers’ liability insurance cover was in place throughout the year, in addition to a deed of indemnity to provide cover to the Directors for liabilities to the maximum extent permitted by law. These remain in force for the duration of the Directors’ period of office from the date of appointment until such time as any limitation periods for bringing claims against the Directors have expired. The Directors, including former Directors who resigned in the year, benefit from these deeds of indemnity which constitute qualifying third party indemnity provisions for the purposes of the Companies Act 2006. Deeds for existing Directors are available for inspection at the Company’s registered office.
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
Santander UK regularly considers employees’ opinions and asks for their views on a range of issues through regular engagement and surveys. For more information, on colleague engagement and initiatives, see the Strategic Report.
Employee Designated Non-Executive Director
Annemarie Durbin is the Santander UK Employee Designated NED representing the views of employees in the Boardroom.
Consultation with Employees
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
Employee share ownership
Santander UK continues to operate two all-employee, HMRC approved share schemes: a Save-As-You-Earn (Sharesave) Scheme and a Share Incentive Plan (SIP). Those employees who are designated as Material Risk Takers receive part of their annual bonus awards in Banco Santander SA shares/share linked instruments. Details of the plans and the related costs and obligations can be found in the Share-based payments and compensation sections in Notes 1 and 36.
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
Engagement with stakeholders and employees
Santander UK recognises the importance of fostering relationships with its principal stakeholders and that this is key to the long-term success of our business. We understand the importance of acting fairly and responsibly between members of the Company.
Streamlined Energy & Carbon Reporting (SECR)
For details on our energy use, carbon emissions and efficiency measures implemented in 2022, including Scope 1, 2 and 3 data, see the SECR section in the Sustainability Review.
Political contributions
In 2022 and 2021, no contributions were made for political purposes and no political expenditure was incurred by the Company.

Annual Report 2022	Santander UK plc 32

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Share capital
Details about the structure of the Company’s capital can be found in Note 32.
For details of employee share schemes and how rights are exercisable, see Note 36.
The powers of the Directors in relation to share capital are set out in the Company’s Articles of Association. These are available for inspection on request.
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
Supervision and regulation
The Company is authorised by the PRA and regulated by the FCA and the PRA (dual regulated). Some of its subsidiaries and joint venture companies are also authorised by the FCA and the PRA (dual regulated) or the PRA or the FCA (solo regulated).
While Santander UK operates primarily in the UK, it is also subject to the laws and regulations of other jurisdictions in which it operates or has listed debt securities such as the US.
Internal controls
Risk management and internal controls
The Board and its Committees are responsible for reviewing and ensuring the effectiveness of management’s system of risk management and internal controls.
We have carried out a robust assessment of the principal and emerging risks facing Santander UK including those that would threaten its business model, future performance, solvency or liquidity. Details of our principal risks, our procedures to identify emerging risks, and how these are being managed or mitigated are set out in the Risk review. A summary of our Top and Emerging Risks is also set out in the Strategic report.
Management’s report on internal control over financial reporting
Internal control over financial reporting is a component of an overall system of internal control. Santander UK’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with UK-adopted international accounting standards (IAS) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Santander UK’s internal control over financial reporting includes:

–Policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets.
–Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with UK-adopted IAS and IFRS, and that receipts and expenditures are being made only in accordance with authorisations of management.
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
Management is responsible for establishing and maintaining adequate internal control over the financial reporting of Santander UK. Management assessed the effectiveness of Santander UK’s internal control over financial reporting at 31 December 2022 based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in May 2013.
As a registrant under the US Securities Exchange Act of 1934, Santander UK's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting in order to ensure the accuracy and reliability of Santander UK's Financial Statements and the Form 20-F submitted to the SEC.
In line with COSO and SEC requirements, controls recognised as Sarbanes-Oxley applicable are subject to annual testing and certification by management including an attestation by the CEO and the CFO that they are operating effectively and that the internal control over financial reporting can be relied on.
All Sarbanes-Oxley control weaknesses identified are captured, assessed and included in the year-end assessment of the reliability of the Internal Control environment. They are reported on an ongoing basis to the Board Audit Committee to ensure the control environment is continuously improved.
Based on this assessment, management concluded, at 31 December 2022, that Santander UK’s internal control over financial reporting was effective.

Disclosure controls and procedures over financial reporting
Santander UK’s management has evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls at 31 December 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon this evaluation, the CEO and the CFO have concluded that, at 31 December 2022 , Santander UK’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Santander UK in the reports that it files and submits under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Santander UK’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.
Statements of Compliance
The UK Corporate Governance Code 2018 (the Code)
Santander UK complies with the Code wherever applicable in order to achieve the best standards of corporate governance. The Code applied to the financial year ended 31 December 2022 and the Board confirms that it applied the principles and complied with those provisions of the Code throughout the year, except as follows:
–Provision 17: The Company does not comply with the requirement for the Board Nomination Committee (BNC) membership to comprise a majority of INEDs, following the appointment of Pamela Walkden, as a GNED in October 2021. Whilst Pamela Walkden is not an INED, her credentials and experience were felt to be invaluable to the BNC. We have assessed the implications and believe that the approach we follow is appropriate for our size and ownership structure.
–Provision 25: The Board Risk Committee (BRC), since the appointment of Pamela Walkden as a GNED in October 2021, has not been composed of only INEDs. We have assessed the implications and believe that the approach we follow is appropriate for our size and ownership structure, recognising the experience and expertise that the GNED brings to BRC.
–Provision 36: The Board Remuneration Committee has not developed a policy for post-employment shareholding requirements. However, the structure of variable pay for EDs and other senior executives ensures that they acquire a meaningful shareholding in Banco Santander SA which is held over a period of up to eight years and which extends for a significant period post employment. For details, see the Remuneration Policy Report.

Annual Report 2022	Santander UK plc 33

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

–Provisions 40 and 41: Due to commercial sensitivity, we have opted not to provide all of the disclosures required by Provision 41. The details not provided relate to (1) the extent to which discretion has been applied to remuneration outcomes and the reasons why and (2) a description, with examples, of how the Board Remuneration Committee has addressed the factors in Provision 40 (specifically predictability as we do not provide the range of possible values of rewards to individual directors). Specific engagement does not take place with the workforce to explain how executive remuneration aligns with wider company pay policy. However, an explanation is available for employees in the Directors’ Remuneration Report. Details of the structure of our remuneration arrangements and key considerations of the Committee in the year are included in the Board Remuneration Policy and Implementation Reports.
UK Finance Disclosure Code for Financial Reporting
Santander UK’s financial statements for the year ended 31 December 2022 have been prepared in compliance with the principles of the UK Finance Disclosure Code for Financial Reporting.

Going concern
The going concern of Santander UK is reliant on preserving a sufficient level of capital and adequately funding the balance sheet. In making their going concern assessment in connection with preparing the financial statements, the Directors considered a wide range of information including Santander UK’s business and strategic plans, top and emerging risks, including those associated with climate change, capital position and liquidity and funding profile, stress scenarios, and contingent liabilities, and the reasonably possible changes in trading performance arising from potential economic, market and product developments. The Directors' assessment included consideration of the potential impacts arising from higher living costs.
Having assessed this information and the principal risks and uncertainties, the Directors are satisfied that the Santander UK group has adequate resources to continue operations for a period of at least 12 months from the date of this report and therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

Annual Report 2022	Santander UK plc 34

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Ethical Code of Conduct
Santander UK is committed to ensuring we hold ourselves to high ethical standards. This means adhering to laws, regulations, policies including our Ethical Code of Conduct and also carrying out business in a responsible way. High standards of professional and personal conduct helps Santander identify, manage and respond to risks, creates a positive, collaborative working environment and it ensures positive customer interactions and outcomes.
The Santander Way determines how we deliver on our purpose, to help people and businesses prosper. How we deliver that purpose is as important as the end result. Our conduct and our culture matters. Our aim is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our colleagues, customers and communities.
How we do business is intrinsically linked to our behaviours and values and supports our aim. Santander UK’s Ethical Code of Conduct sets the standards expected of all colleagues and forms part of the terms and conditions of employment.
It makes clear our corporate values, our expectations regarding corporate behaviours and general principles and standards we expect with regard to customers, colleagues, conflicts of interest, data, media and our approach to sustainability.
There are numerous policies, processes, support and guidance that help colleagues meet these expectations and do the right thing to ensure Santander UK remains a Simple, Personal and Fair bank for its colleagues, customers, shareholders and the communities it serves.
The Ethical Code of Conduct applies to all colleagues including permanent and temporary colleagues as well as EDs and NEDs. The SEC requires companies to disclose whether they have a code of ethics that applies to the CEO and senior financial officers which promotes honest and ethical conduct, full, fair, accurate, timely and understandable disclosures, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations, and accountability for adherence to a code of ethics.
Santander UK meets these requirements through its Ethical Code of Conduct and supporting policies, including but not limited to the Anti-Bribery and Corruption Policy, the Whistleblowing Policy, the FCA’s Principles for Businesses, and the FCA’s Statements of Principle and Code of Practice for Approved Persons, with which the CEO and senior financial officers comply.
Copies of these documents are available on application to Santander UK plc, 2 Triton Square, Regent’s Place, London NW1 3AN.
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
By Order of the Board

John Mills
Company Secretary
1 March 2023
2 Triton Square, Regent’s Place,
London NW1 3AN

Annual Report 2022	Santander UK plc 35

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
	Contents

	Risk governance	37
	Introduction	37
	Risk Framework	37
	Risk Appetite	41
	Stress Testing	42
	How risk is distributed across our business	42
	Credit risk	43
	Risk management	43
	Santander UK group level	61
	Retail Banking	76
	Consumer Finance	85
	Corporate & Commercial Banking	87
	Corporate Centre	92
	Market risk	94
	Liquidity risk	97
	Capital risk	105
	Pension risk	108
	Operational risk & resilience	110
	Conduct and regulatory risk	113
	Financial crime risk	115
	Other key risks	117
	Model risk	117
	Legal risk	117
	Strategic and business risk	118
	Reputational risk	118

Annual Report 2022	Santander UK plc 36

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance, withstand stresses, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

RISK FRAMEWORK
How we define risk (unaudited
Risk is any uncertainty about us being able to achieve our business objectives. It covers both financial and non-financial risks (NFRs). NFR is a broad term usually defined by exclusion, i.e. any risks other than the traditional financial risks of Credit, Market, Liquidity, Capital and Pension, and Strategic and business risk. Risk can be split into a set of risk types, each of which could affect our results and our financial resources. Enterprise risk is the aggregate view of all the risk types described below:
Key risk types

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
Traded market risk – the risk of changes in market factors that affect the value of positions in the trading book.

Liquidity	The risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at excessive cost.
Capital	The risk that we do not have an adequate amount or quality of capital to meet our internal business objectives, regulatory requirements and market expectations.
Pension	The risk caused by our statutory, contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to an agreed Recovery Plan or for some other reason.
Operational risk & resilience
The risk of loss or adverse impact due to inadequate or failed internal processes, people and systems, or external events. We give a particular focus to Cyber, Fraud, IT, People and Third Party risks, which we mitigate through our management of operational risk.

Conduct and regulatory
Conduct risk – the risk that our decisions and behaviours lead to detriment or poor outcomes for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity.
Regulatory risk – the risk of financial or reputational loss, or imposition or conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.

Financial crime	The risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption. Failure to meet our legal and regulatory obligations could result in criminal or civil penalties against Santander UK or individuals, as well as affecting our customers and the communities we serve.
Other risk types
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
Strategic and business risk – the risk of loss or underperformance against planned objectives; damage from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders or from an inability to adapt to external developments.
Reputational risk – the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors or any other interested party.

In January 2023, the Legal risk framework, in agreement with the General Counsel, was retired following a structural change when the Chief Legal and Regulatory Officer (CLRO) left the organisation and the Legal function moved to the CFO Division (Line 1). As the Risk Types are owned by Risk control units (Line 2 in our three lines of defence model, as set out in 'Risk organisational structure' section that follows), and the CFO Division is a Risk management unit (Line 1), it was decided to retire the Legal risk type and framework. Where appropriate, elements of the existing Legal risk framework will be subsumed into the other relevant risk frameworks. Within the Risk Framework, the roles and responsibilities of CFO have been expanded to include the oversight of the General Counsel and Legal function, overseeing the provision of legal support to Santander UK, and management of relationships with third party law firms.

Annual Report 2022	Santander UK plc 37

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Top and emerging risks
Several of our risk types also have Top risks associated with them. We regularly review the Top risks that could impact our business, customers and shareholders, and they are monitored at each meeting of the ERCC and BRC. The Top risks we actively monitored in 2022 are set out in the relevant section of this Risk review and summarised in the Top risks section of the Risk management overview in the Strategic report. Our Top risks included risks arising from Inflationary and supply chain pressures, Climate change, Financial crime, Fraud, IT, Cyber, People and Conduct and regulatory.
We also regularly review emerging risks that could impact our business, customers and shareholders, including regular review and discussion at the ERCC and BRC. The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as broader geo-political, environmental and social risks, technology change, customer behaviour, market competition, regulation, government, digital assets and disruption of UK macroeconomic factors. Emerging risks actively monitored in 2022 are set out in the relevant section of this Risk review and summarised in the ‘Emerging risks’ section of the 'Risk management overview in the Strategic report.
In 2022 we added Eurozone/Sovereign Bank Contagion to the emerging risks we monitor and transitioned Inflationary and supply chain pressures to Top risks. For more, see the Risk management overview in the Strategic report.

Key elements
Our Risk Framework sets out how we manage and control risk. In 2021, we enhanced some of the standards to provide more details and clarity on the relationship between, and roles of, Banco Santander SA and Santander UK, climate related risk drivers whether physical or transition-led, and the development of risk methodologies and quantitative models.
How we approach risk – our culture and principles
The complexity and importance of the financial services industry demands a strong risk culture. We have systems, controls and safeguards in place to manage and control the risks we face, but it is also crucial that everyone takes personal responsibility for managing risk. Our risk culture plays a key role in our aim to be the best bank for our customers, shareholders, people and communities by acting responsibly. It is vital that all our people understand this. To achieve this, our people have a strong, shared understanding of what risk is, and what their role is in helping to control it. We express this in our Risk Culture Statement:

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
As part of I AM Risk, we include mandatory risk objectives for all our people in our performance management processes. The Executive Committee leads our culture initiatives under the CEO’s sponsorship and we use monthly staff surveys to give insight into our culture.
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

Annual Report 2022	Santander UK plc 38

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Committees
The Board and Board Level Committee responsibilities for risk are:

Board Level Committee	Main risk responsibilities
The Board	–Has overall responsibility for business execution and for managing risk
–Reviews and approves the Risk Framework and Risk Appetite
Board Risk Committee (BRC)	–Assesses the Risk Framework and recommends it to the Board for approval
–Advises the Board on our overall Risk Appetite, tolerance and strategy
–Oversees our exposure to risk and our strategy and advises the Board on both
–Reviews the effectiveness of our risk management systems and internal controls
–Receives regular updates on financial crime compliance and risks including money laundering, bribery and corruption and sanctions compliance and monitors KPIs in line with approved Board risk appetite

Board Responsible Banking Committee	–Responsible for culture and operational risk from conduct, compliance, competition & legal matters
–Reviews reports from the Director of Compliance (DoC) on the adequacy and effectiveness of the compliance function
–Ensures that adequate and effective control processes are in place to identify and manage reputational risks
–Oversees our Sustainability and Responsible Banking programme and how it impacts on employees, communities, the environment including sustainability and climate change, reputation, brand and market positioning

Board Audit Committee	–Monitors and reviews the financial statements integrity, and any formal announcements on financial performance
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function
–Oversees the independence and performance of the external auditors
Board Remuneration Committee	–Oversees implementation of remuneration policies, ensuring they promote sound and effective risk management

The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee (ExCo)	–Reviews business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve
–Receives updates on key risk issues managed by CEO-level committees and monitors the actions taken
Senior Management Committee	–Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged
–Reviews updates on key risk issues, customer, reputational and conduct matters
Executive Risk Control Committee (ERCC)	–Reviews Risk Appetite proposals before they are sent to the BRC and the Board to approve
–Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
–Reviews and monitors our risk exposures and approves any corrective steps we need to take
Asset and Liability Committee (ALCO)	–Reviews liquidity risk appetite (LRA) proposals
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
Economic Crime Committee
–Ensures due reporting, consideration, oversight and informed decision making regarding compliance with financial crime laws and regulations, fraud, and best industry practice aligned to our Risk Appetite

Annual Report 2022	Santander UK plc 39

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Key senior management roles
Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities
Chief Executive Officer	The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO must also ensure we have a suitable system of controls to manage risks and report to the Board on it.
Chief Risk Officer (CRO)	Oversees and challenges risk activities, and ensures lending is made within our Risk Appetite. Accountable for control and oversight of credit, market, liquidity, capital, pension, strategic & business, operational, model, climate and enterprise risks.
Chief Financial Officer	Responsible for developing strategy, leadership and management of the CFO Division. The CFO is responsible for managing interest rate, liquidity, pension and capital risks. The CFO also aims to maximise the return on Regulatory and Economic Capital.
Chief Internal Auditor (CIA)	Designs and uses an audit system that identifies key risks and evaluates controls. The CIA also develops an audit plan to assess existing risks that involve producing audit, assurance and monitoring reports.
Money Laundering Reporting Officer (MLRO)	Responsible to the CRO for control and oversight of financial crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the FCA.
Director of Compliance (DoC)	Responsible to the CRO for control and oversight of conduct and regulatory risk and Compliance but has regulatory responsibility to report on this risk type to Executive and Board Committees and the FCA.
Risk organisational structure
We use the ‘three lines of defence’ model to manage risk. This model is widely used in the banking industry and has a clear set of principles to put in place a cohesive operating model across an organisation. It does this by separating risk management, risk control and risk assurance. The reporting lines to the Board with respect to risk are as follows:

Line 1: Risk management
Business Units and Business Support Units identify, assess and manage the risks which originate and exist in their area, within our Risk Appetite. It is under the executive responsibility of the CEO.
Line 2: Risk control
Risk Control Units are independent monitoring and control functions. They make sure Business Units and Business Support Units manage risks effectively and within our Risk Appetite. The Risk Control units are: Financial Crime, Risk - responsible for controlling credit, liquidity, capital, market, pension, strategic and business, operational, model and enterprise risks; and Compliance, responsible for controlling reputational and conduct and regulatory risks. It is under the executive responsibility of the CEO, but responsible to the CRO for overseeing the first line of defence.
Line 3: Risk assurance
Internal Audit is an independent corporate function. It gives assurance on the design and effectiveness of our risk management and control processes. It is responsible to the CIA.
Internal control system
Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, standards, roles and responsibilities, and governance for internal control. Our Risk Framework covers the categories below:

Category	Description
Risk Frameworks	Set out how we should manage and control risk across the business, our risk types and our risk activities.
Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.
Strategic Commercial Plans	Plans produced by business areas, at least annually, which describe the forecasted objectives, volumes and risk profile of new and existing business, within the limits defined in our Risk Appetite.
Risk Appetite	See our Risk Appetite section that follows.
Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.
Risk Certifications	Business Units, Business Support Units or Risk Control Units set out each year how they managed/controlled risks in line with our risk frameworks and Risk Appetite, and explain any action to be taken. This helps drive personal accountability.

Annual Report 2022	Santander UK plc 40

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Annual Report 2022	Santander UK plc 41

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example, the key economic factors we reflect in our ICAAP scenarios include house prices, interest rates, unemployment levels, inflation, and the size of the UK economy. We also explore sensitivities around several macro variables where there may be concerns or levels of uncertainty.
In 2021 and 2022, we completed the Bank of England’s (BoE) Climate Biennial Exploratory Scenario (CBES). The purpose of this exercise was to investigate a range of risks that may not be directly linked to prevailing economic and financial conditions and helps us to prepare for possible future shocks. The CBES tested the resilience of the UK financial system to the physical and transition risks associated with three different climate pathways. The key climate factors included physical risks due to higher global temperatures, and transition risks due to the structural changes needed to transition to a low-carbon economy.
In 2022, we also developed a Climate Internal Scenario Analysis (CISA) to help understand better the potential impact of climate change on our business portfolios and balance sheet. We generated three qualitative scenarios for climate-related risks and we also quantified potential losses from an early disorderly transition, for example linked to the current energy crisis and conflict in Ukraine. The CISA outputs will form the basis of our 2022 ICAAP for climate risk by helping show if we need to hold more capital for climate-related risk and help us prioritise our actions for the next five years.
How we use stress testing
We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:
–Our business plan, and its assessment against our Risk Appetite
–Our capital strength, through our ICAAP
–Our liquidity position, through our ILAAP
–Our long term impacts of climate change, through the CBES and our CISA
–Impacts on other risk types.
We use a wide range of models, approaches and assumptions. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables like unemployment rates might affect the number of customers who might fall into arrears on their mortgage or other loans.
Our stress testing models are subject to a formal review, independent validation and approval process. We highlight the key weaknesses and related model assumptions in the approval process for each stress test. In some cases, we overlay expert judgement onto the results of our models. Where this is material to the outcome of the stress test, the approving governance committee reviews it. We take a multi-layered approach to stress testing to capture risks at various levels. This ranges from sensitivity analysis of a single factor to a portfolio, to wider exercises that cover all risks across our entire business. We use stress test outputs to design business plans that aim to mitigate potential impacts of possible stress scenarios.
We also conduct reverse stress tests. These are tests in which we identify and assess scenarios that are most likely to cause our business model to fail.
Board oversight of stress testing
The ERCC approves the design of the scenarios in our ICAAP, ILAAP and CISA. The BRC approves the stress testing framework. The Board reviews stress test outputs as part of the approval processes for the ICAAP, ILAAP, Bank Recovery and Resolution Directive (BRRD), our Risk Appetite and regulatory stress tests, including CBES.
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
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2022, over half of our total risk-weighted assets accounted for credit risk in Retail Banking. This reflects our business strategy and balance sheet.

Annual Report 2022	Santander UK plc 42

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Key metrics Stage 3 ratio improved to 1.26% (2021: 1.45%). Loss allowances increased to £1,005m (2021: £865m). Balance weighted average LTV of 69% (2021: 66%) on new mortgage lending.

CREDIT RISK MANAGEMENT
Exposures (audited)
Exposures to credit risk arise in our business segments from:

Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre
In Homes:
–Residential mortgages for customers with good credit quality (prime lending).
–We provide these mostly for owner-occupiers, with buy-to-let mortgages for non-professional landlords.
In Everyday Banking:
–Unsecured lending to individuals, such as loans, credit cards and overdrafts.
–Banking services to businesses with turnover up to £6.5m per annum and simpler borrowing needs. We offer loans, credit cards and overdrafts.

–Financing for cars, vans, motorbikes and leisure vehicles through Santander Consumer (UK) plc (SCUK).
–Through our joint ventures, Hyundai Capital UK Ltd and Volvo Car Financial Services UK Limited, we provide retail point of sale customer finance and wholesale finance facilities (stock finance).

–Loans, bank accounts, treasury services, invoice discounting, cash transmission, trade finance and asset finance.
–We provide these to SMEs and mid-sized corporates with turnover up to £500m per annum, Commercial Real Estate and Social Housing associations.

–Asset and liability management of our balance sheet, as well as non-core and legacy portfolios in run-off.
–Exposures include financial institutions (derivatives and other treasury products), structured products, and sovereign and supranational assets chosen for diversification and liquidity.

The segmental basis of presentation in this Annual Report has changed following the transfer of Social Housing loans and non-core liabilities to our CCB segment from Corporate Centre. Comparatives have been restated accordingly. See Note 2 for more information.

Our approach to credit risk
We manage our portfolios across the credit risk lifecycle, from drawing up our risk strategy and planning, through assessment and origination, monitoring, arrears management and debt recovery. We make sure the actual risk profile of our exposures stays in line with our business plans and within our Risk Appetite. We tailor the way we manage risk to the type of product and regularly review our approach and refine it when we need to.
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
Retail Banking
In Homes, for secured loans, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. Many of our decisions are automated as we use data available to us. We tailor our process and application assessment based on the product. More complex transactions often need greater manual assessment using our credit underwriters’ skill and experience.
In Everyday Banking, similar to Homes, many of our decisions are automated and we tailor the process based on the product. We assess affordability on a proportionate basis by reviewing the customer’s income, spending stressed for future inflation, their total credit commitments and accommodation stressed for expected interest rates.

Annual Report 2022	Santander UK plc 43

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are:

Portfolio	Description
Residential mortgages	Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued either by a surveyor or using automated valuation methodologies where our confidence in the accuracy of this method is high.
Unsecured lending	There is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Business banking services	Business banking lending is unsecured. When lending to incorporated businesses, we typically obtain personal guarantees from each director but we do not treat these as collateral. We consider the UK Government guarantee supporting losses on amounts lent under its Coronavirus Loan Schemes as collateral with 100% for Bounce Back Loan Scheme (BBLS) and 80% for Coronavirus Business Interruption Loan Scheme (CBILS).
Consumer Finance
In Consumer Finance, similar to Retail Banking, many decisions are automated and we tailor the process to the product. Residual value risk is one of our top risks.
Credit risk mitigation
The type of credit risk mitigation, including collateral, is:

Portfolio	Description
Consumer (auto) finance	Collateral is in the form of legal ownership of the vehicle for most loans, with the customer being the registered keeper. Only a very small proportion of business is underwritten as a personal loan. In these cases, there is no collateral or security tied to the loan. We use a leading vehicle valuation company to assess the LTV at the proposal stage to ensure the value of the vehicle is appropriate.

Corporate & Commercial Banking
We assign each customer a credit rating according to the internal rating threshold, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level – credit risk review’ section). To do this, we look at the customer’s financial history and trends in the economy, backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year for those clients that are rated. We also assess the underlying risk of the transaction, taking account of any mitigating factors (see the tables below) and how it fits with our risk policies, limits and Risk Appetite.
Responsible lending, including climate change and the transition to a low carbon economy
As part of the Banco Santander group, we comply with the Equator Principles to factor social, ethical and environmental impacts into our risk analysis and decision making for qualifying financial transactions. We are committed to supporting clients and economies in their transition to a low carbon economy, providing financial products and/or services to business activities that are environmentally and socially responsible. Our ESCC policy sets out how we identify, assess, monitor and manage environmental and social risks and other climate change related activities in the Oil and Gas, Power Generation and Mining and Metals sectors and those arising from businesses engaged in soft commodities. Our ESCC policy prohibits project-related financing for new coal-fired power plants (CFPP) worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects. In line with Banco Santander's commitment, by 2030 we will eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with more than 10% of revenue from thermal coal. More information on our approach to Responsible Lending can be found in the Sustainability and Responsible Banking section.

Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
SME and mid corporate	Includes secured and unsecured lending. We can take mortgage debentures or a first charge on commercial property as collateral. Before agreeing the loan, we get an independent professional valuation of the property. Loan agreements typically allow us to obtain revaluations during the term of the loan. We can also take guarantees, but we do not treat them as collateral unless they are supported by a tangible asset charged to us. We also lend against assets (like vehicles and equipment) and invoices for some customers. We value assets before we lend. For invoices, we review the customers' ledgers regularly and lend against debtors who meet agreed criteria.
Commercial Real Estate	We take a first charge on commercial property as collateral. The loan is subject to criteria such as the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before advancing the loan and where appropriate, a bank representative visits the property, additionally we get an independent professional valuation which typically includes a site visit. Loan agreements typically allow us to obtain revaluations during the term of the loan.
Social Housing	We take a first charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing.

Corporate Centre

Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
Structured Products	These are our High Quality Liquid Assets (HQLA) in our Eligible Liquidity Pool. They are mainly ABS and covered bonds, which hold senior positions in the creditor hierarchy. Their credit rating reflects over-collateralisation in the structure and the assets that underpin their cash flows.
Financial Institutions	We use standard legal agreements to reduce credit risk via netting and collateralisation on derivatives, repos and reverse repos, and stock borrowing/lending. We also reduce risk by clearing trades through central counterparties (CCPs) where possible.

Annual Report 2022	Santander UK plc 44

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Our day-to-day retail credit risk monitoring relies on a mix of product, customer and portfolio performance measures as described above. However, changes in the wider UK economy also impact our Homes portfolio. As part of our day-to-day risk monitoring, we use a Retail Risk Playbook tolerance framework that sets out the most relevant macroeconomic variables to retail portfolio performance. We monitor these variables against our forecasts. If the economy deviates materially from our forecasts, such as due to the effects of the cost of living crisis, high inflation, we formally review our retail risk management policy and strategy.
Our monitoring can also mean we change our minds about whether a product is still right for a customer. If we find evidence that a customer is in financial difficulties, we contact them about arrears management including forbearance, which we explain in more detail below.
For secured lending, our monitoring also takes account of changes in property prices. We estimate the property’s value every three months. In most cases, we use statistical models based on recent sales prices and valuations in that local area. Use of this model is subject to Model Risk Governance. Where a lack of data means the model’s valuation is not available, we use the original surveyor valuation with a House Price Index (HPI) adjustment as needed.
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
Our Watchlist
We also use a Watchlist for exposures subject to annual reviews to help identify potential problem debt early. Just because a customer is on our Watchlist does not mean they have defaulted. It just means that their probability of default has increased, such as they have breached a covenant or lost a major contract.
We classify Watchlist cases as:
–Enhanced monitoring: for less urgent cases. We monitor these cases more often and where appropriate may consider more collateral.
–Proactive management: for more urgent or serious cases. We may take steps to restructure debt including extending the term, taking more collateral, agreeing a lower credit limit, or seeking repayment of the loan through refinancing or other means.
We assess Watchlist cases for impairment as set out in the ‘Significant Increase in Credit Risk (SICR)’ section. When a customer is in enhanced monitoring, we do not consider it has suffered a SICR for ECL purposes, so it remains in Stage 1 for our loss allowance calculations. When a customer is in proactive management, we consider it has suffered a SICR, so we transfer it to Stage 2 and apply a lifetime ECL for our loss allowance calculations. We take into account any forbearance we offer. This includes any extra security, guarantees or equity available and the potential to enhance value by asset management.
In Corporate & Commercial Banking, as part of our annual reviews, for loans nearing maturity, we look at the prospect of refinancing the loan on current market terms and applicable credit policy. If this is unlikely, we put the case on our Watchlist.
We manage exposures not subject to annual reviews, mainly high volume and low value cases, using early warning indicators including credit reference agency data, supported by teams of expert analysts.
In Corporate Centre, we typically monitor the credit quality of our exposures daily. We use internal and third-party data to detect any potential credit deterioration.
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
Corporate & Commercial Banking and Corporate Centre
We identify problem debt by close monitoring, supported by our Watchlist process for exposures subject to annual review. We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to see they do not breach covenants, and having regular dialogue with them. We tailor our strategy to the type of customer, their circumstances and the level of risk. We try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us. We engage our Restructuring & Recoveries team as needed on Watchlist cases and we may hand over more serious cases to them. For exposures not subject to annual review, we have strategies to manage arrears that can be used as early as the day of the missed payment. If a case becomes more urgent or needs specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team.
For more, see the Forbearance section.

Annual Report 2022	Santander UK plc 45

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

5. Debt recovery (audited)
Sometimes, even when we have taken all reasonable and responsible steps to manage arrears, they are not effective. If this happens, we have to end our agreement with the customer and try to recover the whole debt, or as much of it as we can.
Retail Banking
In Homes, we may use a debt collection agency, sell the debt, or take the customer to court. For retail mortgages, we may repossess the property as a last resort or to protect it from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations and the estimated selling costs, and using them in our loss allowances calculations. Where we repossess a property, we do not take ownership. We use agents to realise the value and settle the debt. Any surplus funds are returned to the borrower or dealt with in line with insolvency rules.
In Everyday Banking, we may use a debt collection agency, sell the debt, or take the customer to court, similar to our approach in Homes.
Consumer Finance
In Consumer Finance, similar to Retail Banking, we may use a debt collection agency, sell the debt, or take the customer to court. We may consider taking steps to re-possess the vehicles we have financed.
Corporate & Commercial Banking and Corporate Centre
Where we look for an exit, we aim to do this, if we can, by agreeing with the borrower that they will sell some or all their assets on a voluntary basis or agreeing to give them time to refinance their debt with another lender. Where we cannot reach an agreement, we consider recovery options. This can be through an insolvency proceeding, enforcing over any collateral or selling debt on the secondary market. We may also consider other legal action to recover what we are owed. If there is a shortfall, we write it off against our loss allowances. In very rare cases, we may act as mortgagee in possession of assets held as collateral against non-performing commercial lending. In such cases, we carry the assets on our balance sheet and classify them in line with our accounting policies.
Loan modifications (audited)
We sometimes change the terms of a loan when a customer gets into financial difficulty (this is known as forbearance), or for other commercial reasons.
Forbearance (audited)
We can change the terms of a customer's loan, temporarily or permanently, to help them through temporary periods of difficulty so they can get back on to sustainable terms. We assess what we offer to make sure the customer can afford it. Forbearance improves our customer relationships and we review our approach regularly to make sure it is still effective. We try to offer forbearance before a customer defaults and we only foreclose or repossess as a last resort.
The main types of forbearance we offer are:

Action	Description
Term extension
We can extend the loan term, making each monthly payment smaller. We may offer this if the customer is up to date with payments but shows signs of financial difficulties. We may also offer this if the loan is about to mature and refinancing is not possible on market terms.

Interest-only	Prior to 2016, we offered retail customers temporary concessions to interest-only repayments due to financial difficulty. This concession is no longer available but any such loans that remain on interest-only repayment concession are classed as forborne. For corporate customers, we still consider interest-only concessions on a case by case basis. We only agree to this if we believe their financial problems are temporary and they are going to recover. After the interest-only period, we expect the customer to go back to making full payments of interest and capital once they are in a stronger financial position.
Other payment rescheduling, including capitalisation
For retail customers, we may add the arrears to the mortgage balance (this is known as capitalisation) if they cannot afford to increase their monthly payment to pay off their arrears in a reasonable time but have been making their monthly payments, usually for at least six months. We can also capitalise property charges due to a landlord. We pay them for the customer to avoid the lease being forfeited. We may combine this help with term extensions and, in the past, interest-only concessions. In certain cases we may also offer interest rate concessions.
For corporate customers, we may lower or stop their payments until they have time to recover. We may reschedule payments to better match the customer’s cash flow – for example if the business is seasonal - or provide a temporary increase in facilities to cover peak demand ahead of their trading improving. We might do this by arrears capitalisation or drawing from an overdraft. We may also offer to provide new facilities, interest rate concessions and interest roll-up. In rare cases, we agree to forgive or reduce part of the debt.

When we agree forbearance, we consider the account has suffered a SICR, as we explain later on, and we classify it as Stage 2 or 3. If an account is already in Stage 2, we keep it in Stage 2 unless the account is deemed unlikely to pay, involves forgiving fees and interest or debt, or is being granted multiple forbearances. In these cases, we move it into Stage 3. If an account is already in Stage 3, we keep it in Stage 3. A loan moves out of forbearance once the exit criteria below are met. We monitor the performance of all forborne loans.
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

Annual Report 2022	Santander UK plc 46

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other forms of debt management and modifications
When a customer is not showing signs of financial difficulties, we can also change their loan terms. We do this to help them manage their financial liabilities.
Retail Banking
In Homes, apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer. In Homes and Everyday Banking, we do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines.
Consumer Finance
We do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines.
Corporate & Commercial Banking and Corporate Centre
When customers are in financial difficulty, we can also manage debt in other ways, depending on the facts of the specific case:

Action	Description
Waiving or changing covenants	If a borrower breaks a covenant, we can either waive it or change it, taking their latest and future financial position into account. We may also add a condition on the use of any surplus cash (after operating costs) to pay down their debt to us.
Asking for more collateral or guarantees	If a borrower has unencumbered assets, we may accept more collateral in return for revised financing terms. We may also take a guarantee from companies in the same group and/or major shareholders. We only do this where we believe the guarantor can meet their commitment.
Asking for more equity	Where a borrower can no longer pay the interest on their debt, we may accept fresh equity capital from new or existing investors to change the capital structure in return for better terms on the existing debt.

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

We assess and review our loss allowances regularly and have them independently reviewed. We look at factors such as the cash flow available to service debt. We also use an agency to value any collateral – mainly mortgages.
Corporate & Commercial Banking and Corporate Centre
We measure the credit risk on treasury products by adding their potential future exposure to market movements over their lives to their fair value. Then we add it to any other exposure and measure the total against our credit limits for each client. We assess our loss allowances regularly by looking at factors such as the cash flow available to service debt and the value of collateral based on third-party professional valuations.

Key metrics (audited)
We use a number of key metrics to measure and control credit risk, as follows:

Metric	Description
Expected Credit Loss (ECL)	ECL tells us what credit risk is likely to cost us either over the next 12 months or over the lifetime of the exposure where there is evidence of a SICR since origination. We explain how we calculate ECL below.
Stages 1, 2 and 3	We assess each facility’s credit risk profile to determine which stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages including monitoring of coverage ratios for each stage. We explain how we allocate a facility to Stage 1, 2 or 3 below.
Stage 3 ratio
The Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. The Stage 3 ratio is the main indicator of credit quality performance.

Expected Loss (EL)	EL is based on the CRD IV regulatory capital rules and gives us another view of credit risk. It is the product of the probability of default, exposure at default and loss given default, and we include direct and indirect costs. We base it on our risk models and our assessment of each customer’s credit quality. The rest of our Risk review, impairments, losses and loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS impairment accounting policy, see Note 1 to the Consolidated Financial Statements.
We also assess risks from other perspectives, such as geography, business area, product and process to identify areas to focus on. We also use stress testing to establish vulnerabilities to economic deterioration. Our business segments tailor their approach to credit risk to their customers, as we explain later on.

Recognising ECL (audited)
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a Significant Increase in Credit Risk (SICR) since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely.

Annual Report 2022	Santander UK plc 47

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Critical judgements and accounting estimates applied in calculating ECL (audited)
The preparation of Santander UK's consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There has been no change in the inherent sensitivity of the areas of judgement in the period. Management have considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
The significant judgements, apart from those involving estimation, made by management in applying Santander UK's accounting policies in these financial statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to Santander UK's results and financial position, are as follows:
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make judgmental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition. The impact of the cost of living crisis has increased the uncertainty around ECL impairment calculations and has required management to make additional judgements and accounting estimates that affect the amount of assets and liabilities at the reporting date and the amount of income and expenses in the reporting period. The key additional judgements due to the impact of the cost of living crisis mainly reflect the increased uncertainty around forward-looking economic data and the need for additional Judgemental Adjustments. We consider the critical accounting estimates in calculating ECL to be:
–Forward-looking multiple economic scenario assumptions; and
–Probability weights assigned to multiple economic scenarios.
We consider the critical management judgements in calculating ECL to be:
–Determining an appropriate definition of default;
–Establishing the criteria for a significant increase in credit risk (SICR) and for corporate borrowers internal credit risk rating;
–Determining the need for any Judgemental Adjustments (JAs);
– Determining the need to assess corporate Stage 3 exposures individually.

See the sections below for more on each of these key judgements and estimates.

Multiple economic scenarios and probability weights (audited)
For all our portfolios we use five forward-looking economic scenarios. For 2022, they consist of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.

Our forecasting approach
We derive our scenarios in part by using a set of parameters in GDP fan charts published by the Office for Budget Responsibility (OBR). These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to illustrate the uncertainty regarding the outcome of a variable, in this case GDP.
We use the 0.6 fan chart path for our Upside 1 scenario and the 0.3 path for Downside 1. For Downside 2 we impose a recession via an adjustment factor that converges to Downside 1 in the long-run, rather than imposing a floor on the peak to trough fall which had occurred prior to the pandemic. To ensure that Downside 2 is kept consistent with any changes to the OBR fan charts, we calculate the Downside 2 GDP by taking the percentage difference between Downside 2 and Downside 1 GDP in the original forecast and applying this difference to the new Downside 1.
Once we have established the GDP paths for each scenario, we run them through the Oxford Global Economic Model (OGEM) to derive the other macroeconomic variables, such as unemployment and house prices. These variables are the product of the GDP growth paths we have forecast and the output of the OGEM for these growth paths. These are then reviewed to ensure consistency with the narrative of each scenario and therefore changes to these variables may be required in some cases. We then impose a Bank Rate profile for each scenario using expert judgement. We determine the Bank of England Bank Rate by using the base case Bank Rate profile and adjusting this for each of the four other scenarios. To do this, we firstly consider what each of the scenarios is trying to achieve.
For the upside scenario, which has a slightly higher growth path, we assume a smaller increase in Bank Rate in 2023 with cuts beginning in 2024 in similar increments as the base case. For Downside 2 the scenario shows monetary policy being tightened to contain inflation at a time of weakening output growth, so here we assume the Bank of England raises rates to the same peak as in the base case to bring inflation back to its target rate, but that cuts start earlier as economic growth falls much more markedly and the Bank of England look to aid the economy. The rising Bank Rate profiles are based on forward guidance from the Bank of England, where increases are assumed to be gradual and incremental. For the Downside 1 scenario, this has a lower Bank Rate profile than in the base as the Bank of England look to bolster the economy earlier despite above target inflation rates, and for Stubborn Inflation, this reflects a larger increase in Bank Rate as inflation remains persistently above target. In this way, our scenarios reflect a range of possible outcomes that the Bank of England may follow for different growth paths, but also assumes that the Bank of England does not slash rates due to recessionary concerns.
Our use of five scenarios is designed to reflect different possible outcomes to the base case forecast highlighting the upside and downside risks associated with the central scenario. The downside risks for the UK economy include a further and sharper downturn in global growth, a substantial increase in inflation which raises the cost of living, a continuation of the very low productivity growth seen in the UK, and a move to a more protectionist agenda for trade. The upside risks were more muted at the end of 2022 and include a stronger recovery in global growth, a faster fall in inflation, coupled with a move to more open trade and further trade agreements with other countries.
We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three-year planning processes, or sooner if there is a material change in current or expected economic conditions. For instance, in 2022 the base case has been updated every quarter. We refresh all our economic scenarios each quarter to reflect the latest data and OBR fan charts if these have changed, which are then reviewed and approved by the Credit Risk Provisions Forum (CRPF). The CRPF also assesses the probability weights at least once a quarter.
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At the end of 2022, there were no significant differences between our base case forecasts and the consensus views.

Annual Report 2022	Santander UK plc 48

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

In 2022, we were also able to do further peer benchmarking analysis of the economic scenarios using the data the PRA provided, which for Q4 2022 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The conclusion of this analysis demonstrated that our economic scenarios were in line with our peers although, on a weighted basis, our house price inflation assumption reflected a more conservative view.
In 2022, we also considered any likely impact from climate change risk on our forecasting approach and concluded that no adjustment to the multiple economic scenarios for climate change risk was required. This is because climate change effects are generally regarded to be relevant over a longer timeframe than our forecast period of five years.
Our forecasting period for GDP is five years and then we revert to the average trend growth over three years based on the OBR’s long-run GDP forecast assumption. The reversion to mean for all macroeconomic variables is expected to take three years after the initial five-year forecast period.
Key changes to our forecasting approach in 2022
In 2022, there were no specific changes to our forecasting approach. The OBR returned to publishing its fan charts and the latest version, published in March 2022, have been incorporated.

Base case
For our base case, the forecasts include a 6 quarter recession with a peak to trough fall in GDP of c.2%, caused by falling real disposable incomes due to the cost of living crisis and higher interest rates which push up housing costs. The forecasts also incorporate the policies set out in the Autumn Statement, including the changes to the Energy Price Guarantee scheme. It is normal practice to review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and we will continue to follow that approach particularly as the advice the UK Government issues is subject to change in this fluid environment.

Base case key macroeconomic assumptions
–House price growth: The housing market was surprisingly resilient in the first half of 2022. However, the sharp rise in mortgage rates has triggered a slowdown in house price growth in recent months. With survey indicators pointing to a sharp reduction in demand as buyer confidence is hit by a squeeze on affordability from higher inflation, taxes and mortgage rates, house prices are expected to continue declining in the near-term. We are forecasting a 10% year-on-year decline in house prices by the end of 2023, with zero growth anticipated by the end of 2024. Once the Bank Rate moves towards its neutral level, house price growth starts to pick up and by the end of the forecast period is in line with long term average earnings growth.

–GDP: The GDP forecasts for Q3 showed negative growth of -0.3% q/q and there is a high likelihood of a further contraction in Q4 which would push the UK economy into recession. The Q3 data showed that households and businesses are reducing spending to deal with rising costs, particularly of essential goods such as food and energy. All of this is likely, along with additional costs, to weigh on businesses with some firms falling into insolvency and there are examples of this being reported in Q4. The economy is expected to officially be in recession by the end of 2022 and for all of 2023, with growth remaining weak in 2024. While support from the Autumn Statement was reduced in some areas, for example with energy costs, there was some positive news for those on benefits and receiving the state pension, with both increasing in line with September’s inflation rate of 11.1% and with the minimum wage also set to increase in April 2023. This should help support household spending and prevent a deeper economic downturn than the c.2% decline we expect.

–Unemployment rate: Unemployment rose to 3.7% in the 3 months to October as labour demand started to soften and inactivity among early retirees fell. However, the large increase in inactivity due to ill health or workers opting for early retirement is keeping unemployment rates low. Vacancies remain at high levels although they are continuing to fall back as demand of goods and services declines. With the effect of rising energy costs and interest rates, it is likely that labour demand will fall back further as some firms become insolvent and others find that demand for goods and services reduce as households restrict spending as real earnings fall. Whilst the forecast does not assume a large rise in unemployment, the rate peaks at 5.1% by end of 2024 as labour demand and supply conditions change, including previously inactive workers returning to the labour force.

–Bank Rate: For the Bank Rate forecast, the last actual data point for 2022 was December when the MPC increased rates by 50bps to 3.50% in line with expectations. This was followed by another 50bps rise to 4.00% in February, with two members voting in favour of no change. Our base case assumes that in Q1 2023 there will be no additional rises. Rate cuts start in Q2 2024 as inflation starts to fall back and the MPC looks to boost flagging growth. Bank Rate ends 2024 at 3.25%, with further cuts in 2025 leaving the terminal rate at 2.50% over the medium-term.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce continues and that this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.6%, the OBR’s latest estimate of the UK’s long run average growth rate. CPI inflation is forecast to be significantly above the 2% target rate in the initial forecast period but then falls to target by the end.
Key changes to our base case in 2022
The key changes to our base case assumptions in 2022 were: (i) weaker GDP growth in 2023 and 2024 which largely reflects the bigger hit to consumer spending from the squeeze on real incomes; (ii) higher and longer above target inflation in response to rising food, fuel and utility bills; (iii) a steeper Bank Rate profile with rates now reaching 4% in 2023, with cuts starting in 2024. This had the effect of increasing the weighted average Bank Rate profile across the five scenarios to 4.29%; and (iv) house prices are 10% lower by the end of 2023.

Annual Report 2022	Santander UK plc 49

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other scenarios
Based on this revised base case, we have reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) reflecting persistent above target inflation over the forecast period; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example EU workers returning to their native countries and older UK-born workers retiring early); and (iv) the global economy recovering more swiftly from higher inflation.
To reflect these potential outcomes, we decided to continue to use the base case and four additional scenarios, which management considers provides a range wide enough to reflect all the above potential outcomes. However, as the risks remain skewed to the downside, to reflect these outcomes sufficiently, we concluded that only one upside scenario would be needed to reflect the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.
The four other scenarios are:
One upside scenario
This scenario has a quicker recovery than the Baseline although remains benign. It assumes that inflation falls back more swiftly than in the base case, with a quicker end to the Ukraine conflict which helps to reduce gas and food prices. This allows the Bank of England to cut rates bringing them back to what is more likely to be the neutral rate, with households using some of the additional levels of saving accrued over the pandemic. This results in higher consumer and business confidence enabling higher levels of spending with savings rates falling back as real earnings growth returns. House prices fall marginally more than the base case, mainly due to the implied relationship between GDP and HPI used by the Oxford Economics model compared to that used by Management to construct the base case.
Three downside scenarios
Downside 1 - This scenario is a bear case to the baseline. It assumes that peak to trough economic growth is lower and that the path out of recession is weaker. In this scenario excess savings are not used to support growth as consumer confidence remains extremely low, with households worried over the prospect of losing their job. House prices fall further than in the base case as more households look to downsize to lower mortgage repayments. Although inflation remains significantly above target, due to the very poor economic conditions, the Bank of England decides to cut Bank Rate earlier than in the base case to try and bolster growth.
Downside 2 - This scenario is similar in severity to a typical stress test scenario. It shows a marked fall in GDP, with unemployment rising to levels consistent with the Global Financial Crisis (GFC) and house prices falling by almost a third as real incomes are squeezed by higher mortgage rates, inflation and taxes, which in turn hits buyer affordability. The scenario also reflects ongoing strike action by various unions pushing for larger pay growth, along with dealing with potential blackouts and the possibility of curtailed working weeks to deal with the energy supply shortage over the winter months. It further assumes that the incidence of major risk events, for example those caused by climate change, continue to occur exposing risks to countries’ fiscal position and the means to respond to such events. For this scenario an overlay to the unemployment rate was also made to the model output from the OGEM. This was to account for the possibility of a recession of similar magnitude to that of 2008/09 where the unemployment rate peaked at 8.5%.
Stubborn inflation - which has replaced the Downside 3 scenario that was related to Covid-19. The scenario considers the effect on the UK economy of a persistent inflationary environment, where inflation remains above target for much of the forecast period. This persistent inflation is created by a combination of factors, including higher energy costs exacerbated by the conflict in Ukraine; continuous wage rises resulting in a spiral effect pushed by increasing numbers of strikes; falling productivity; and continuing supply constraints pushing up input prices. This causes a peak to trough fall in GDP of -4% and a much higher Bank Rate profile with a peak of 6% to combat persistently higher inflation. House prices fall c.20% which is similar to the GFC.
Key changes to our alternative scenarios in 2022
The key changes in 2022 were to Stubborn Inflation, which was changed from a pandemic scenario to one considering the effects of persistently above target inflation; to the Bank Rate profile of the scenarios to reflect current levels; and changes to the base case, historical data for each variable, and the OGEM. We did not make any other methodological changes to the scenarios. The combination of these different inputs will mean differences across the variables for each of the alternative scenarios when we update them each quarter. We continue to compare the variables between each quarter and review any large changes to ensure they are not erroneous.

Annual Report 2022	Santander UK plc 50

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2022:

		Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation	Weighted
		%	%	%	%	%	%
GDP(1)	2021 (actual)	7.5	7.5	7.5	7.5	7.5	7.5
	2022	4.4	4.4	4.3	3.7	4.2	4.3
	2023	(1.0)	(1.3)	(1.9)	(6.4)	(2.7)	(2.2)
	2024	0.8	0.5	(0.3)	(0.7)	(0.9)	0.0
	2025	2.0	1.6	0.5	1.7	0.2	1.2
	2026	2.0	1.5	0.4	1.5	0.6	1.2
Bank Rate(1)	2021 (actual)	0.25	0.25	0.25	0.25	0.25	0.25
	2022	3.50	3.50	3.50	3.50	3.50	3.50
	2023	3.75	4.00	3.50	3.75	6.00	4.29
	2024	3.00	3.25	2.75	3.00	5.50	3.59
	2025	2.50	2.75	2.50	2.75	3.50	2.85
	2026	2.25	2.50	2.25	2.50	3.00	2.55
HPI(1)	2021 (actual)	8.7	8.7	8.7	8.7	8.7	8.7
	2022	7.6	7.0	7.6	7.6	7.6	7.3
	2023	(8.8)	(10.0)	(10.0)	(15.8)	(10.9)	(10.7)
	2024	(4.3)	0.0	(6.7)	(14.3)	(8.8)	(4.4)
	2025	0.6	2.0	(3.1)	(4.1)	(4.9)	(0.8)
	2026	4.1	3.0	(0.2)	4.7	(0.6)	2.0
Unemployment(1)	2021 (actual)	4.0	4.0	4.0	4.0	4.0	4.0
	2022	3.7	3.8	3.7	4.4	3.7	3.8
	2023	4.7	4.7	5.1	8.5	5.5	5.3
	2024	4.5	5.1	5.4	8.0	5.9	5.6
	2025	4.5	4.5	5.8	7.4	6.4	5.4
	2026	4.4	4.3	6.1	6.8	6.6	5.3

The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2021:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3	Weighted
		%	%	%	%	%	%
GDP(1)	2020	(9.7)	(9.7)	(9.7)	(9.7)	(9.7)	(9.7)
	2021	7.0	6.9	6.8	6.2	5.6	6.7
	2022	4.8	4.6	4.1	(0.7)	(7.5)	2.8
	2023	2.2	1.7	0.9	0.5	3.1	1.4
	2024	1.9	1.5	0.5	1.6	1.5	1.3
	2025	2.1	1.6	0.5	1.7	1.5	1.4
Bank Rate(1)	2020	0.10	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.25	0.25	0.25	0.25	0.10
	2022	0.75	0.75	0.75	1.00	(0.50)	0.55
	2023	0.75	0.75	0.75	2.00	0.00	0.96
	2024	1.25	0.75	1.00	3.00	0.00	1.24
	2025	1.75	0.75	1.00	2.75	0.00	1.21
HPI(1)	2020	6.9	6.9	6.9	6.9	6.9	6.9
	2021	5.4	5.0	5.4	5.4	(2.5)	4.8
	2022	(0.8)	2.0	(1.8)	(8.3)	(19.6)	(2.0)
	2023	(2.0)	2.0	(4.6)	(13.1)	(9.3)	(3.1)
	2024	1.0	2.0	(3.1)	(4.8)	2.4	(0.4)
	2025	3.8	2.0	(0.7)	4.3	3.3	2.1
Unemployment(1)	2020	5.2	5.2	5.2	5.2	5.2	5.2
	2021	4.4	4.7	4.4	4.4	6.8	4.7
	2022	4.4	4.5	4.8	6.9	11.4	5.4
	2023	4.2	4.4	5.0	6.9	8.7	5.2
	2024	3.9	4.3	5.1	6.4	8.0	5.0
	2025	3.7	4.3	5.4	6.1	7.4	5.0
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.

Annual Report 2022	Santander UK plc 51

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for 31 December 2022 and 31 December 2021 were:

		Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation
2022		%	%	%	%	%
House price growth	5-year average increase/decrease	(0.73)	(0.62)	(3.79)	(4.82)	(4.69)
	Peak/(trough) at (1)	(12.79)	(11.19)	(19.00)	(30.69)	(23.12)
GDP	5-year average increase/decrease	1.17	0.75	(0.17)	(0.63)	(0.45)
	Cumulative growth/(fall) to peak/(trough) (2)	5.98	3.80	(0.84)	(3.12)	(2.23)
Unemployment rate	5-year end period	4.17	4.28	6.09	6.23	6.40
	Peak/(trough) at (1)	4.72	5.10	6.12	8.50	6.64
Bank of England bank rate	5-year end period	2.25	2.50	2.25	2.50	3.00
	Peak/(trough) at (1)	3.75	4.00	3.50	4.00	6.00

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
2021		%	%	%	%	%
House price growth	5-year average increase/decrease	1.30	2.00	(1.78)	(3.27)	(6.00)
	Peak/(trough) at (1)	(3.07)	0.00	(9.87)	(24.03)	(32.12)
GDP	5-year average increase/decrease	2.33	1.89	0.93	0.49	(0.58)
	Cumulative growth/(fall) to peak/(trough) (2)	12.19	9.83	4.75	2.48	(2.85)
Unemployment rate	5-year end period	3.60	4.30	5.65	5.95	6.80
	Peak/(trough) at (1)	4.45	4.70	5.65	7.27	11.90
Bank of England bank rate	5-year end period	2.00	0.75	1.00	2.25	0.25
	Peak/(trough) at (1)	2.00	0.75	1.00	3.00	(0.50)
(1)For GDP and house price growth it is the peak to trough change within the 5-year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(2)This is the cumulative growth for the 5-year period.

Scenario weights
Each quarter, we undertake a full review of the probability weights we apply to the scenarios. We consider the probability of the economic scenarios occurring, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of how likely a scenario is to occur, we typically undertake a Monte Carlo analysis which would ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring and therefore assign a probability weight to that scenario. However, a key challenge with this approach in a stressed environment like the one seen in 2020 is that extreme GDP forecasts can occur.
We continue to use the entire historical GDP data set available for the Monte Carlo analysis to smooth out the large GDP data swings that the pandemic gave. For 2022, the base case sits around the 20th percentile as growth is lower now that a further recession is predicted. Under the longer period, the Downside 2 scenario, which has the lowest CAGR, now sits below the 10th percentile suggesting that a lower weight than the base case remains appropriate.
We also need to consider the UK economic and political environment when applying weights. Given the current cost of living crisis, we remain of the view that the risks to UK growth are still biased to the downside and include: a substantial increase in inflation staying above target for longer, which raises the cost of living reducing consumer demand; continuing weak investment reflecting the turbulent political global environment; further development of Covid strains that are immune to vaccines leading to further restrictions; a larger negative impact from the EU trade deal given ongoing issues such as in NI; a continuing and significant mismatch between vacancies and skills along with a smaller labour force; and the increasing possibility of a second Scottish referendum which may bring disruption to any recovery in the latter years of the forecast. As such, it remains appropriate to reflect this with a 45% cumulative weighting for the downside scenarios. In contrast to last year, Downside 3 (i.e. the stubborn inflation scenario) has a heavier weight compared to downside 1 and 2 as this scenario is more representative of the current climate of potential stagflation.

The scenario weights we applied for 2022 and 2021 were:

	Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation	Weighted
Scenario weights	%	%	%	%	%	%
2022	5	50	15	10	20	100

	Upside 1	Base case	Downside 1	Downside 2	Downside 3	Weighted
Scenario weights	%	%	%	%	%	%
2021	5	45	25	20	5	100

Annual Report 2022	Santander UK plc 52

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Definition of default (Credit impaired) (audited)
We define a financial instrument as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data that suggests the customer is unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail Banking and Consumer Finance
–They have been reported bankrupt or insolvent and are in arrears
–Their loan term has ended, but they still owe us money more than three months later
–They have had forbearance while in default and have failed to perform under the new arrangement terms, or have had multiple forbearance. Performing forborne accounts while not in default are reported in Stage 2

–We have suspended their fees and interest because they are in financial difficulties
–We have repossessed the property.
Corporate & Commercial Banking and Corporate Centre
–They have had a winding up notice issued, or something happens that is likely to trigger insolvency – such as another lender calls in a loan
–Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract
–They have regularly missed or delayed payments, even though they have not gone over the three-month limit for default
–Their loan is unlikely to be refinanced or repaid in full on maturity
–Their loan has an excessive LTV that is unlikely to be resolved, such as by a change in planning policy, pay-downs, or increase in market value
–Loans restructured under financial difficulties, classified as forborne transactions, in last 12 months.
Where we use the advanced internal ratings-based basis for a portfolio in our capital calculations, there are differences with the default definitions for ECL purposes. The main differences are as follows:
–Performing forborne accounts while not in default are in Stage 2 until they cure their forbearance status (measured as 12 consecutive months of successful payments).
–Performing non-forborne accounts, which under our internal rating-based basis are subject to a 3-month cure period, for accounting purposes we classify them in Stage 2 until they cure all SICR triggers.
The CRPF reviews and approves the definition of default each year, or more often if we change it.
Following the implementation of a new regulatory definition of default in early 2022, we updated and aligned our definitions. This increased the Stage 3 ratio by 7bps (£0.2bn). This was due to including non-performing forbearance accounts which were previously reported in Stage 2 and are now reported in Stage 3 in line with unlikeliness to pay definitions, subject to a 12-month probation period in line with our regulatory default definition. The change in definition was a change in estimate and therefore prior periods have not been amended.

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
–Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12-month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months
–Stage 2: when there has been a SICR since initial recognition, but the exposure is not considered credit impaired. We apply a loss allowance equal to the lifetime ECL i.e. the expected loss resulting from all possible defaults throughout the residual life of a facility
–Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is required. For more, see the section ‘Definition of default (Credit impaired)’ above.

We use quantitative, qualitative and backstop criteria to identify exposures that suffer a SICR. The Credit Risk Provisions Forum (CRPF) reviews and approves our SICR thresholds periodically. The Board Audit Committee reviews and challenges their appropriateness each year, or more often if we change them.
Quantitative criteria
We use quantitative criteria to identify where an exposure has increased in credit risk. We base our criteria on whether any increase in the lifetime PD since origination exceeds a threshold in relative and absolute terms. We base the value anticipated at origination on similar assumptions and data to the ones we use at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since origination. Our criteria are absolute (rather than relative) increases in lifetime PD since origination. We also apply a relative threshold of 100% (doubling the PD) across all portfolios. The criteria for 2022 were:

For 2022 and 2021
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

Annual Report 2022	Santander UK plc 53

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of changes in PD. The criteria for 2022 and 2021 were:

Retail Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Homes	Everyday Banking(1)
	Personal loans	Credit cards	Overdrafts
– In forbearance – Default in last 24m – 30 Days past due (DPD) in last 12m – Bankrupt – £100+ arrears	– In Collections – Default in last 12m – £50+ arrears	– In forbearance – Default in last 12m – In Collections – £100+ arrears – Behaviour score indicators	– Fees suspended – Default in last 12m – Debit dormant >35 days – Any excess in month	– In forbearance – Deceased or Insolvent – Court ‘Return of goods’ order or Police watchlist – Agreement terminated – Payment holiday – Cash Collection	– In forbearance – Default in last 12m – Watchlist: proactive management – Default at proxy origination	– Watchlist: proactive management
(1)    For larger business banking customers we apply the same criteria that we use for Corporate & Commercial Banking.
An additional qualitative assessment was introduced as part of new Judgemental Adjustment introduced during 2022 in response to the cost of living crisis. Exposures that were deemed more significantly impacted by cost-of-living pressures based on indebtedness and disposable income thresholds were migrated to Stage 2. See 'Judgemental Adjustments (JAs) below for more on this.

Backstop criteria
As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.
Improvement in credit risk or cure
We transfer Stage 3 exposures to Stage 2 or Stage 1 when we no longer consider them to be credit impaired. We transfer Stage 2 exposures to Stage 1 when we no longer consider them to have suffered a SICR. Where we identified a SICR using quantitative criteria, we transfer the exposures to Stage 1 when they no longer meet the original PD-based transfer criteria. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before we transfer the exposure to Stage 1. For a loan to exit forbearance, it must meet the conditions set out in the section ‘Forbearance’.

Annual Report 2022	Santander UK plc 54

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Judgemental Adjustments (JAs) formerly known as Post Model Adjustments (PMAs) (audited)
We use a range of methods to identify whether we need a JA. These include regular review of model monitoring tools, changes in the period, trend analysis, comparison against forecasts, and input from expert teams who manage key portfolio risks. We only recognise a JA if its expected impact is over £1m and keep it in place until we no longer need it. This is usually when we build it into our core credit model or the conditions that impacted the historical data no longer exist.
Our Risk Provisions & Forecasting team calculates JAs to ensure they are incremental to the core credit model and to ensure the calculation is performed in a consistent and controlled manner. We apply standard end-user computing controls to JAs expected to be in place for more than six months. Our Independent Validations Team may also review significant JAs. The CRPF approves all new JAs and, each quarter, reviews and approves existing JAs.
–Long-term indeterminate arrears: To mitigate the risk of model underestimation, we fully provide for accounts in arrears which have neither repaid (cured) or been written-off after a period of 2 years for unsecured portfolios or 5 years for secured portfolios. For our secured portfolios, we use expected security valuations at the point of repossession to estimate the adjustment. At 31 December 2022 and 31 December 2021, we only needed to make an adjustment for mortgages. When calculating the ECL uplift for this JA, management assumes a 2 year delay in the time to repossessions which reflects experience and ensure the LTVs are impacted by our Multiple scenario forecasts for HPI. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this JA will diminish. This JA increased our ECL by £13m . Had management assumed no delay in repossessions or a 3 year delay, the JA could have been within a range of £12m to £14m.
–12+ months in arrears: To mitigate the risk of underestimating ECL, mortgage accounts which are more than 12 months past due are fully provided for after deducting a historically observed self-cure rate. When calculating the ECL uplift for this JA, management assumes a 2 year delay in the time to repossessions which reflects experience and ensure the LTVs are impacted by our Multiple scenario forecasts for HPI. Over the medium term, as we continue to address long term arrears in the portfolio, we expect the need for this JA will diminish. This JA increased our ECL by £22m. Had management assumed no delay in repossessions or a 3 year delay, the JA could have been within a range of £7m to £28m.
–Cladding risk: Following the Government's intervention to support the owners of flats where cladding rectification may be required, we released this JA.
–Mortgages affordability: This JA addresses the risk that the current PD model for mortgages is likely to underestimate a 'cost of living crisis' whereby real disposable income is stretched with increasing living costs and debt burden as interest rates begin to rise. The JA identifies a population of customers most likely to be under inflationary pressures, increases their PDs and moves them to Stage 2. At 31 December 2022, these accounts made up a significant amount of the total mortgage Stage 2 population as £5.0bn mortgages were moved from Stage 1 into Stage 2 as a result. The JA increased our ECL by £9m in 2022 with a closing ECL of £27m .
–Affordability of unsecured lending repayments: We introduced new JAs to account for the potential repayment affordability risk among those customers with low disposable income. These JAs increased our ECL by £35m. Had management applied different sensitivities to the PD uplifts across Mortgages and Retail unsecured affordability, the ECL impact could have been between £49m and £82m.
–UPL loss floor: This JA addresses the perceived macroeconomic insensitivity within the UPL IFRS 9 models, where historical analysis of losses shows a much larger correlation to the International Labour Organisation (ILO) unemployment forecast than the model gives. The JA then uplifts the lifetime losses expected in each of the five macroeconomic scenarios within the IFRS 9 model to meet the expected losses the historical analysis predicts. The JA increased our ECL by £15m . If management had only increased PDs, the JA could have been £12m.
–Model underestimation: This JA addresses potential underestimation risk of projected modelled ECL identified by our model monitoring and back-testing from lower PDs given the low level of macroeconomic stress and timing effects of government support schemes on emergence of defaults. At 31 December 2022, this JA increased our ECL by £57m. Had management applied the same PD uplift on the upside 1 scenario the JA could have been £49m. Had management applied the same PD uplift on the Downside 3 scenario as the Base case, Upside 1 and Downside 1 scenarios, the JA could have been £60m.
–Corporate lending to segments affected by supply chain: We introduced new JAs to reflect the corporate lending risks to those sectors which are susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand, as well as exposure to supply chain challenges. This JA calculates ECL depending on the customer’s risk profile in stage 1 and moves risk between stage 1 and 2 (resulting in increase in lifetime vs 12m ECL). In case of those clients already in stage 2 the JA is calculated by stressing PD levels according to the risk profile of the customer. In total this JA increased our ECL by £61m. The range for this JA can be between £26m to £187m depending on PD assumptions of high and severe sectors.
–Corporate lending to segments affected by Covid-19: In 2022, following a successful 18 month probation period, with no material observed defaults, we released all corporate sector staging JAs related to Covid-19 as the risks from lockdowns have reduced.
–Corporate single large exposure: In 2020, to mitigate against the risk of a single large corporate exposure with an ECL requirement of greater than £10m defaulting, which has not been covered by the existing model estimate or the corporate and SME JA above, we applied a JA for the risk of a company which unexpectedly defaults. This JA has been calculated based on incurring two average historically observed single name large losses in our Corporate & Commercial business segment. We will continue to assess this risk over the medium term based on actual experience and we will refine the estimate based on changes in our portfolio credit quality and loan size mix. At 31 December 2021, this JA increased our ECL by £23m . Had management assumed only one average loss was incurred the JA would decrease to £12m. The JA would increase to £35m assuming three average losses were incurred. It has been assessed and decision made to keep this JA as it is felt there is still a need for this given we are the start of a conventional recessionary environment. It is believed that the unprecedented support provided by the government over the last 2 to 3 years have differed stresses and accounted for the lack of any actual examples where we would have looked to utilise this JA.
–SME debt burden: We introduced a SME debt burden JA in 2021 to take account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs, as these are government guaranteed but instead considers the possible impact on repayment of other lending with us. At 31 December 2022, this JA increased our ECL by £7m . Had management used the modelled lifetime losses for all dragged accounts, the JA could have been £3m. Had management used a 50% coverage on all accounts, the JA could have been £15m.
–Other: This includes adjustments for other exposures in smaller portfolios that are not within models such as Buy To Let Mortgages. The year on year movement is driven by the absence of a £32m underlay JA which corrected an overstatement of the core modelled ECL as a result of customers who took a payment holiday artificially inflating stage 2. This was released in 2022 as the data distortion no longer impacted the modelled ECL.

Annual Report 2022	Santander UK plc 55

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Climate change
In addition 2022 and 2021,we assessed the risks to asset valuations in the customer loan book from both transitional and physical risks associated with climate change. At 31 December 2022 and 2021, we did not consider it appropriate to recognise a climate change risk related JA for the following reasons:
–The behavioural life of the loan book is less than five years. Any material transitional risks are generally regarded to be relevant over a longer timeframe than five years and as such, the risk predominantly relates to assets yet to be written;
–There have been no observed default events or SICRs due to climate change for any part of the loan book;
–The absolute exposure to fossil fuel industries is not deemed to be material. On an individually assessed basis, clients in these industries are highly rated and their markets remain highly liquid;
–The residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles.The residual value risk is already set at the more cautious end of the acceptable range to capture the inherent risk of diesel obsolescence and measurement uncertainty of electric vehicles;
–ECL calculations are based on multiple forward-looking economic scenarios developed by management covering a period of 5 years, during which timeframe climate change risks may crystallise;
–The proportion of mortgage loans subject to flood and subsidence risk is not deemed to be material. The terms of our mortgage lending also require homeowners to buy suitable insurance which transfers the majority of the risk to asset valuations to third party insurers.

	Homes	Everyday Banking		Consumer Finance	CCB	Corporate Centre	Total
	Mortgages	Credit Cards	Other
2022	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	133	112	93	65	194	—	597
Individually assessed	—	—	—	—	112	—	112
ECL before JAs	133	112	93	65	306	—	709
JAs
Long-term indeterminate arrears	13	—	—	—	—	—	13
12+ months in arrears	22	—	—	—	—	—	22
UPL loss floor	—	—	15	—	—	—	15
Model underestimation	36	2	19	—	—	—	57
Corporate single large exposure	—	—	—	—	23	—	23
Other	20	1	10	2	3	—	36
Total JAs	91	3	44	2	26	—	166
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain	—	—	—	—	61	—	61
Mortgages affordability	27	—	—	—	—	—	27
Retail Unsecured Affordability	—	15	20	—	—	—	35
SME debt burden	—	—	7	—	—	—	7
Total Affordability and Cost of Living JAs	27	15	27	—	61	—	130
Total ECL	251	130	164	67	393	—	1,005

Annual Report 2022	Santander UK plc 56

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

	Homes	Everyday Banking		Consumer Finance	CCB	Corporate Centre	Total
	Mortgages	Credit Cards	Other
2021	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	120	88	57	52	108		425
Individually assessed	—	—	—	—	100	—	100
ECL before JAs	120	88	57	52	208	—	525
JAs
Long-term indeterminate arrears	14	—	—	—	—	—	14
12+ months in arrears	29	—	—	—	—	—	29
Cladding Risk	15	—	—	—	—	—	15
UPL loss floor	—	—	21	—	—	—	21
Other	(20)	1	8	—	18	—	7
Total JAs	38	1	29	—	18	—	86
Covid-19 JAs
Corporate lending to segments affected by Covid-19	—	—	—	—	176	—	176
Corporate single large exposure	—	—	—	—	23	—	23
Model underestimation	14	—	14	—	—	—	28
SME debt burden	—	—	9	—	—	—	9
Total Covid-19 JAs	14	—	23	—	199	—	236
Affordability and Cost of Living JAs
Mortgages affordability	18	—	—	—	—	—	18
Total Affordability and Cost of Living JAs	18	—	—	—	—	—	18
Total ECL	190	89	109	52	425	—	865

2022 compared to 2021
JAs reduced from £340m to £296m and the proportion of JAs to total ECL decreased from 39% to 29%. The change in proportion was mainly due to an increase in total ECL driven by the deterioration in the economic environment compared to 2021.
Internal credit risk rating for corporate borrowers (audited)
We assign each corporate borrower an internal credit rating based on our internal rating scale. To do this, we look at the customer’s financial history and trends in the economy backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year. The internal risk rating is used to determine the Probability of Default for a client.

Individually assessed corporate Stage 3 exposures (audited)
We assess the ECL requirement for large single name corporate exposures on an individual basis when they meet our definition of default and are transferred into Stage 3. This assessment takes into consideration the latest specific information about the counterparty to determine a probability weighted ECL based on a best, worst and mid case outcome. For those loans that were in default (i.e. Stage 3), the ECL was £129m at 31 December 2022 (2021: £100m). Had management assumed the best or worst outcome in terms of loss estimates, the ECL could have been within a range of £68m to £203m.

Annual Report 2022	Santander UK plc 57

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Sensitivity of ECL allowance (audited)
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios. In addition, the ECL for residential mortgages is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the ECL allowance and profit before tax. We have incorporated judgemental adjustments (JA's) into the sensitivity analysis, and these assumptions are set out below.

Scenario sensitivity
The tables below show the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each scenario and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation	Weighted
2022	£m	£m	£m	£m	£m	£m
Exposure	306,284	306,284	306,284	306,284	306,284	306,284
Retail Banking	213,557	213,557	213,557	213,557	213,557	213,557
– Homes - Mortgages	192,346	192,346	192,346	192,346	192,346	192,346
– EDB - Credit Cards	12,845	12,845	12,845	12,845	12,845	12,845
– EDB - Other	8,366	8,366	8,366	8,366	8,366	8,366
Consumer Finance	5,740	5,740	5,740	5,740	5,740	5,740
CCB	28,277	28,277	28,277	28,277	28,277	28,277
Corporate Centre	58,710	58,710	58,710	58,710	58,710	58,710

ECL	930	932	993	1,383	1,149	1,005
Retail Banking	489	497	529	830	647	544
– Homes - Mortgages	214	218	244	501	324	251
– EDB - Credit Cards	122	123	127	142	140	130
– EDB - Other	153	156	158	187	183	163
Consumer Finance	65	66	65	69	68	67
CCB	376	369	399	484	434	394
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 2	4.0	4.0	5.0	11.0	7.0	7.0
Retail Banking	4.0	4.0	4.0	10.0	6.0	7.0
– Homes - Mortgages	4.0	4.0	4.0	11.0	6.0	7.0
– EDB - Credit Cards	3.0	3.0	3.0	3.0	3.0	3.0
– EDB - Other	7.0	7.0	7.0	9.0	8.0	8.0
Consumer Finance	6.0	6.0	6.0	6.0	6.0	6.0
CCB	8.0	9.0	9.0	18.0	14.0	12.0
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1.0	1.0	1.0	1.0	1.0	1.0
Retail Banking	1.0	1.0	1.0	1.0	1.0	1.0
– Homes - Mortgages	1.0	1.0	1.0	1.0	1.0	1.0
– EDB - Credit Cards	—	—	—	—	—	—
– EDB - Other	2.0	2.0	2.0	2.0	2.0	2.0
Consumer Finance	1.0	1.0	1.0	1.0	1.0	1.0
CCB	2.0	2.0	2.0	2.0	2.0	2.0
Corporate Centre	—	—	—	—	—	—

Annual Report 2022	Santander UK plc 58

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

	Upside 1	Base case	Downside 1	Downside 2	Downside 3	Weighted
2021	£m	£m	£m	£m	£m	£m
Exposure	313,348	313,348	313,348	313,348	313,348	313,348
Retail Banking	212,396	212,396	212,396	212,396	212,396	212,396
– Homes - Mortgages	190,663	190,663	190,663	190,663	190,663	190,663
– EDB - Credit Cards	12,301	12,301	12,301	12,301	12,301	12,301
– EDB - Other	9,432	9,432	9,432	9,432	9,432	9,432
Consumer Finance	5,298	5,298	5,298	5,298	5,298	5,298
CCB	27,305	27,305	27,305	27,305	27,305	27,305
Corporate Centre	68,349	68,349	68,349	68,349	68,349	68,349

ECL	782	762	851	988	1,141	865
Retail Banking	307	286	375	510	662	388
– Homes - Mortgages	134	125	177	283	437	190
– EDB - Credit Cards	78	72	89	102	101	89
– EDB - Other	95	89	109	125	124	109
Consumer Finance	50	51	51	53	54	52
CCB	425	425	425	425	425	425
Corporate Centre	0	0	0	0	0	0
	%	%	%	%	%	%
Proportion of assets in Stage 2	5.0	5.0	5.0	6.0	7.0	5.0
Retail Banking	5.0	5.0	5.0	7.0	8.0	6.0
– Homes - Mortgages	6.0	6.0	6.0	7.0	8.0	6.0
– EDB - Credit Cards	2.0	1.0	2.0	2.0	2.0	2.0
– EDB - Other	3.0	3.0	4.0	5.0	4.0	4.0
Consumer Finance	4.0	4.0	4.0	4.0	4.0	4.0
CCB	16.0	16.0	17.0	21.0	21.0	18.0
Corporate Centre	—	—	—	—	—	—
	%	%	%	%	%	%
Proportion of assets in Stage 3	1.0	1.0	1.0	1.0	1.0	1.0
Retail Banking	1.0	1.0	1.0	1.0	1.0	1.0
– Homes - Mortgages	1.0	1.0	1.0	1.0	1.0	1.0
– EDB - Credit Cards	0.0	0.0	0.0	0.0	0.0	0.0
– EDB - Other	2.0	2.0	2.0	2.0	2.0	2.0
Consumer Finance	1.0	1.0	1.0	1.0	1.0	1.0
CCB	2.0	2.0	2.0	2.0	2.0	2.0
Corporate Centre	0.0	0.0	0.0	0.0	0.0	0.0
2022 compared to 2021
In 2022 ECL increased as a result of PD deterioration and an introduction of affordability JAs mainly due to changes in the current economic environment. As a risk from further lockdowns relating to Covid19 reduced, we released all Corporate Covid19 related JAs. This release resulted in the movement of £0.4bn corporate Stage 3 loans to Stage 2 and £1.7bn of corporate loans transferred from Stage 2 to Stage 1. However, this was offset by an introduction of a new corporate lending JA relating to segments that are susceptible to high inflation and energy price, higher input costs, potential for lower consumer and business demand. This resulted in movement of £1.4bn from Stages 1 to 2. Mortgage affordability continued to be impacted by the increased base rate and inflationary pressures, resulting in an increase in Stage 2 mortgage asset by £0.8bn.
We have incorporated our JA's into the sensitivity analysis.

HPI sensitivity
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions used to calculate the ECL allowance for residential mortgages would have the most significant impact on the ECL allowance. The table below shows the ECL impact on the profit before tax of applying an immediate and permanent hour price increase/decrease to our unweighted base case scenario, and assumes no changes to the stage allocation of exposures.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2022	48	32	(61)	(176)
2021	64	40	(69)	(197)

2022 compared to 2021
The HPI ECL sensitivity remains similar to 2021. The expected impact from a drop in the HPI index by 10% and 20% is £61m and £176m respectively. There has been moderate growth for 2022 coupled with a negative economic outlook that has resulted in potential losses increasing towards the end of the year.
Both the modelled ECL and the PMAs were stressed in the sensitivity analysis to assess the potential impact on ECL from housing market volatility. The impact is driven by marginal growth in the housing market with subdued demand for purchases driven by the increases interest rates.

Annual Report 2022	Santander UK plc 59

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Measuring ECL (audited)
For accounts not in default at the reporting date, we estimate a monthly ECL for each exposure and for each month over the forecast period. The lifetime ECL is the sum of the monthly ECLs over the forecast period, while the 12-month ECL is limited to the first 12 months. We calculate each monthly ECL as the discounted value for the relevant forecast month of the product of the following factors:

Factor	Description
Survival rate (SR)	The probability that the exposure has not closed or defaulted since the reporting date.
Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
Exposure at default (EAD)	The amount we expect to be owed if a default event occurs. We determine EAD for each month of the forecast period by the expected payment profile, which varies by product. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments on Stage 1 accounts that the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an off-balance sheet element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product and base them on analysis of recent default data.
Loss given default (LGD)	Our expected loss if a default event were to occur. We express it as a percentage and calculate it based on factors that we have observed to affect the likelihood and/or value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
We use the original effective interest rate as the discount rate. For accounts in default, we use the EAD as the reporting date balance. We also calculate an LGD to reflect the default status of the account, considering the current DPD and loan to value. PD and SR are not required for accounts in default.
Forecast period
We base the forecast period for amortising facilities on the remaining contract term. For revolving facilities, we base it on the behavioural, rather than contractual, characteristics of the facility type. In some cases, we shorten the period to simplify the calculation. If we do this, we apply a Judgemental Adjustment to reflect our view of the full lifetime ECL.
Forward-looking information
Our assessments of a SICR and the calculation of ECL incorporate forward-looking data. We perform historical analysis and identify the key economic variables that impact credit risk and ECL for each portfolio. These can include house price growth, GDP, unemployment rate and BoE Bank Rate. Where applicable, we incorporate these economic variables and their associated impacts into our models.
Economic forecasts have the most impact on ECL measurement for residential mortgages and, to a lesser extent, corporate loans. This is due to the long behavioural lives and large size of these portfolios. Economic forecasts have less impact on ECL for other portfolios due to their shorter lives and smaller size.
Grouping of instruments for losses measured on a collective basis
We measure ECL at the individual financial instrument level. However, where we have used internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups. We typically group instruments where they share risk characteristics using statistical models and assess them for impairment collectively.
We use this approach for
–all our Retail Banking and Consumer Finance portfolios,
–SME customers in Corporate & Commercial Banking, and
–Legacy Portfolios in run-off in Corporate Centre.
We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.
For all our portfolios (whether we assess them for impairment individually or collectively) we use five forward-looking economic scenarios.

Governance around ECL impairment allowances (audited)
Our Risk Methodology team developed our ECL models (except for the external models we use, such as OGEM which we described earlier in ‘Our forecasting approach’), and our Independent Validations team reviews all material models. As model owners, our Risk Provisioning & Forecasting team run the models to calculate our ECL each month. The models are sensitive to changes in credit conditions and reflect management judgements that give rise to measurement uncertainty in our ECL as set out above. The following committees and forums review the provision drivers and ensure that the ECL remains appropriate:
–Model Risk Control Forum (MRCF) reviews and approves new models and model changes. It also reviews the use of OGEM as a reliable model on which to base our other forecast macroeconomic variables. We use it across all stress testing and planning so it is subject to model risk criteria.
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
–Stand-back testing: we monitor the level of our coverage against actual write-offs.
–Back-testing: we compare key drivers periodically as part of model monitoring practices.
–Monitoring trends: we track ECL and Staged assets over time and against our internal budgets and forecasts, with triggers set accordingly.

Annual Report 2022	Santander UK plc 60

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral(1)
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting(2)	Net exposure
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	44.2	—	44.2	—	—	—	—	—	—	44.2
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Retail Mortgages(4)	184.3	(0.2)	184.1	8.0	—	8.0	—	(187.4)	—	4.7
–Corporate loans	19.1	(0.4)	18.7	9.3	—	9.3	(0.1)	(16.5)	—	11.4
–Finance leases	4.6	(0.1)	4.5	0.4		0.4	—	(4.8)	—	0.1
–Accrued interest and other adjustments	0.7	—	0.7	—	—	—	—	—	—	0.7
–Other unsecured loans	7.7	(0.2)	7.5	13.7	(0.1)	13.6				21.1
–Amounts due from fellow Banco Santander group subsidiaries and joint ventures	4.2	—	4.2	—	—	—	—	—	—	4.2
Total loans and advances to customers	220.6	(0.9)	219.7	31.4	(0.1)	31.3	(0.1)	(208.7)	—	42.2
–Loans and advances to banks	1.0		1.0	0.4		0.4				1.4
–Reverse repurchase agreements – non trading	7.3	—	7.3	—	—	—	—	(7.3)	—	—
–Other financial assets at amortised cost	0.2	—	0.2	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	229.1	(0.9)	228.2	31.8	(0.1)	31.7	(0.1)	(216.0)	—	43.8
Financial assets at fair value at FVOCI:
–Loans and advances to customers	—	—	—	—	—	—	—	—	—	—
–Debt securities	6.0	—	6.0	—	—	—	—	—	—	6.0
Total financial assets at FVOCI	6.0	—	6.0	—	—	—	—	—	—	6.0
Total	279.3	(0.9)	278.4	31.8	(0.1)	31.7	(0.1)	(216.0)	—	94.0

2021
Cash and balances at central banks	48.1	—	48.1	—	—	—	—	—	—	48.1
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Retail Mortgages(4)	174.7	(0.2)	174.5	16.0	—	16.0	—	(177.8)	—	12.7
–Corporate loans	19.3	(0.4)	18.9	7.6	—	7.6	(0.1)	(16.8)	—	9.6
–Finance leases	3.9	(0.1)	3.8	0.3	—	0.3	—	(4.7)	—	(0.6)
–Accrued interest and other adjustments	0.5	—	0.5	—	—	—	—	—	—	0.5
–Other unsecured loans	9.4	(0.2)	9.2	13.4	—	13.4	—	—	—	22.6
–Amounts due from fellow Banco Santander group subsidiaries and joint ventures	3.2	—	3.2	—	—	—	—	—	—	3.2
Total loans and advances to customers	211.0	(0.9)	210.1	37.3	—	37.3	(0.1)	(199.3)	—	48.0
–Loans and advances to banks	1.2	—	1.2	0.4	—	0.4	—	—	—	1.6
–Reverse repurchase agreements – non trading	12.7	—	12.7	—	—	—	—	(12.2)	(0.4)	0.1
–Other financial assets at amortised cost	0.5	—	0.5	—	—	—	—	—	—	0.5
Total financial assets at amortised cost	225.4	(0.9)	224.5	37.7	—	37.7	(0.1)	(211.5)	(0.4)	50.2
Financial assets at FVOCI:
–Loans and advances to customers	—	—	—	—	—	—	—	—	—	—
–Debt securities	5.9	—	5.9	—	—	—	—	—	—	5.9
Total financial assets at FVOCI	5.9	—	5.9	—	—	—	—	—	—	5.9
Total	279.4	(0.9)	278.5	37.7	—	37.7	(0.1)	(211.5)	(0.4)	104.2
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
(4)The collateral value shown against advances secured on residential property is limited to the balance of each associated individual loan. It does not include the impact of over–collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.

Annual Report 2022	Santander UK plc 61

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral(1)		Netting(2)	Net exposure
		Cash	Non-cash
2022	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	2.4		(1.7)	(0.5)	0.2
–Other financial assets at FVTPL	0.1		—	—	0.1
Total	2.5	—	(1.7)	(0.5)	0.3

2021
Financial assets at FVTPL:
–Derivative financial instruments	1.7	—	(0.7)	(0.8)	0.2
–Other financial assets at FVTPL	0.2	—	—	—	0.2
Total	1.9	—	(0.7)	(0.8)	0.4
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
The PDs in the table above are based on Economic Capital (EC) PD mappings, calculated based on the average PD over an economic cycle. This is different to the IFRS 9 PDs which are calculated at a point in time using forward looking economic scenarios. Where possible, the EC PD values are aligned to the regulatory capital models however any regulatory floors are removed and PDs are defined at every possible rating rather than grouped into rating buckets.

Annual Report 2022	Santander UK plc 62

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Rating distribution (audited)
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. JAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Cash and balances at central banks	44.2	—	—	—	—	—	—	—	—	44.2
–Stage 1	44.2	—	—	—	—	—	—	—	—	44.2
Financial assets at amortised cost:
–Loans and advances to customers(2)	9.5	35.9	85.6	52.1	15.2	9.2	5.4	7.7	(0.9)	219.7
–Stage 1	9.5	35.6	83.9	47.9	11.1	3.9	0.5	7.3	(0.1)	199.6
–Stage 2	—	0.3	1.7	4.2	4.1	5.2	2.6	0.2	(0.5)	17.8
–Stage 3	—	—	—	—	—	0.1	2.3	0.2	(0.3)	2.3
Of which mortgages:	9.5	33.4	82.3	45.0	7.2	3.8	3.1	—	(0.2)	184.1
–Stage 1	9.5	33.1	80.7	41.1	4.1	0.5	0.1	—	—	169.1
–Stage 2	—	0.3	1.6	3.9	3.1	3.2	1.3	—	(0.1)	13.3
–Stage 3	—	—	—	—	—	0.1	1.7	—	(0.1)	1.7
–Loans and advances to banks	0.1	(0.1)	—	—	—	—	—	1.0	—	1.0
–Stage 1	0.1	(0.1)	—	—	—	—	—	1.0	—	1.0
–Reverse repo agreements – non trading	5.4	0.6	0.1	1.1	—	—	—	0.1	—	7.3
–Stage 1	5.4	0.6	0.1	1.1	—	—	—	0.1	—	7.3
–Other financial assets at amortised cost	0.2	—	—	—	—	—	—		—	0.2
–Stage 1	0.2	—	—	—	—	—	—		—	0.2
Total financial assets at amortised cost	15.2	36.4	85.7	53.2	15.2	9.2	5.4	8.8	(0.9)	228.2
Financial assets at FVOCI:	3.5	2.2	0.3	—	—	—	—	—	—	6.0
–Stage 1	3.5	2.2	0.3	—	—	—	—	—	—	6.0
Total on balance sheet	62.9	38.6	86.0	53.2	15.2	9.2	5.4	8.8	(0.9)	278.4

Total off–balance sheet	0.1	7.2	6.9	6.5	4.9	2.1	0.4	3.7	(0.1)	31.7
–Stage 1	0.1	7.2	6.8	6.4	4.7	1.7	0.2	3.7	—	30.8
–Stage 2	—	—	0.1	0.1	0.2	0.4	0.1	—	(0.1)	0.8
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	63.0	45.8	92.9	59.7	20.1	11.3	5.8	12.5	(1.0)	310.1

ECL
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.2	0.5	—		0.9
–Stage 1	—	—	—	—	0.1	—	—	—		0.1
–Stage 2	—	—	—	—	0.1	0.2	0.2	—		0.5
–Stage 3	—	—	—	—	—	—	0.3	—		0.3
Of which mortgages:	—	—	—	—	0.1	0.1	—	—		0.2
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	0.1	—	—	—		0.1
–Stage 3	—	—	—	—	—	0.1	—	—		0.1
–Loans and advances to banks	—	—	—	—				—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Total financial assets at amortised cost	—	—	—	—	0.2	0.2	0.5	—		0.9
Financial assets at FVOCI:	—	—	—	—	—	—	—	—		—
–Stage 1	—	—	—	—	—	—	—	—		—
Total on balance sheet	—	—	—	—	0.2	0.2	0.5	—		0.9

Total off–balance sheet	—	—	—	—	—	—	0.1	—		0.1
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	—	0.1	—		0.1
–Stage 3	—	—	—	—	—	—	—	—		—
Total ECL	—	—	—	—	0.2	0.2	0.6	—		1.0

Annual Report 2022	Santander UK plc 63

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

	Santander UK risk grade								Total
	9	8	7	6	5	4	3 to 1	Other(1)
2022	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	1.3	2.2	9.3	—	0.4
–Stage 1	—	—	—	—	0.9	—	—	—	0.1
–Stage 2	—	—	—	—	2.4	3.8	7.7	—	2.8
–Stage 3	—	—	—	—	—	—	13.0	—	13.0
Of which mortgages:	—	—	—	—	1.4	2.6	—	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	3.2	—	—	—	0.8
–Stage 3	—	—	—	—	—	100.0	—	—	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	1.3	2.2	9.3	—	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	1.3	2.2	9.3	—	0.3

Total off–balance sheet	—	—	—	—	—	—	25.0	—	0.3
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	100.0	—	12.5
–Stage 3	—	—	—	—	—	—	—	—	—
Total coverage ratio	—	—	—	—	1.0	1.8	10.3	—	0.3

Annual Report 2022	Santander UK plc 64

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)		Total
2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Cash and balances at central banks	48.1	—	—	—	—	—	—	—	—	48.1
–Stage 1	48.1	—	—	—	—	—	—	—	—	48.1
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	9.0	32.5	84.5	48.0	12.8	10.2	6.0	8.0	(0.9)	210.1
–Stage 1	9.0	31.7	83.1	44.9	10.0	5.0	0.6	7.4	(0.1)	191.6
–Stage 2	—	0.8	1.4	3.1	2.8	5.2	2.8	0.3	(0.4)	16.0
–Stage 3	—	—	—	—	—	—	2.6	0.3	(0.4)	2.5
Of which mortgages:	9.0	29.7	79.3	42.5	6.4	4.7	3.1	—	(0.2)	174.5
–Stage 1	9.0	29.5	78.0	39.6	4.1	1.6	—	—	—	161.8
–Stage 2	—	0.2	1.3	2.9	2.3	3.1	1.3	—	(0.1)	11.0
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7
–Loans and advances to banks	0.2	0.2	0.8	—	—	—	—	—	—	1.2
–Stage 1	0.2	0.2	0.8	—	—	—	—	—	—	1.2
–Reverse repo agreements – non trading	9.7	0.1	1.1	0.6	—	—	—	1.2	—	12.7
–Stage 1	9.7	0.1	1.1	0.6	—	—	—	1.2	—	12.7
–Other financial assets at amortised cost	0.5	—	—	—	—	—	—	—	—	0.5
–Stage 1	0.5	—	—	—	—	—	—	—	—	0.5
Total financial assets at amortised cost	19.4	32.8	86.4	48.6	12.8	10.2	6.0	9.2	(0.9)	224.5
Financial assets at FVOCI:	3.6	2.1	0.2	—	—	—	—	—	—	5.9
–Stage 1	3.6	2.1	0.2	—	—	—	—	—	—	5.9
Total on balance sheet	71.1	34.9	86.6	48.6	12.8	10.2	6.0	9.2	(0.9)	278.5

Total off–balance sheet	0.1	7.2	7.0	6.8	4.5	1.3	0.5	10.3	—	37.7
–Stage 1	0.1	6.9	6.7	6.6	4.3	1.0	0.2	10.3	—	36.1
–Stage 2	—	0.3	0.3	0.2	0.2	0.3	0.2	—	—	1.5
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1
Total exposures	71.2	42.1	93.6	55.4	17.3	11.5	6.5	19.5	(0.9)	316.2

ECL
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	—	0.2	0.1	0.6	—	0.9
–Stage 1	—	—	—	—	0.1	—	—	—	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.2	—	0.4
–Stage 3	—	—	—	—	—	—	0.4	—	0.4
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1
–Stage 3	—	—	—	—	—	—	0.1	—	0.1
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	0.2	0.1	0.6	—	0.9
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	0.2	0.1	0.6	—	0.9

Total off–balance sheet	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	—	—	—
–Stage 3	—	—	—	—	—	—	—	—	—
Total ECL	—	—	—	—	0.2	0.1	0.6	—	0.9

Annual Report 2022	Santander UK plc 65

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

2021	%	%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Cash and balances at central banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	—	1.6	1.0	10.0	—	0.4
–Stage 1	—	—	—	—	1.0	—	—	—	0.1
–Stage 2	—	—	—	—	3.6	1.9	7.1	—	2.5
–Stage 3	—	—	—	—	—	—	15.4	—	16.0
Of which mortgages:	—	—	—	—	—	2.1	3.2	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	3.2	—	—	0.9
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
–Loans and advances to banks	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Reverse repo agreements – non trading	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Other financial assets at amortised cost	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total financial assets at amortised cost	—	—	—	—	1.6	1.0	10.0	—	0.4
Financial assets at FVOCI:	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
Total on balance sheet	—	—	—	—	1.6	1.0	10.0	—	0.3

Total off–balance sheet	—	—	—	—	—	—	—	—	—
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	—	—	—
–Stage 3	—	—	—	—	—	—	—	—	—
Total coverage ratio	—	—	—	—	1.2	0.9	9.2	—	0.3
(1)Includes cash at hand and smaller cases mainly in the Consumer (auto) finance and commercial mortgages portfolios, as well as loans written as part of the Covid-19 support schemes. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Annual Report 2022	Santander UK plc 66

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	Customer Loans							Gross write- offs	Loan Loss Allowances
	Total		Stage 1		Stage 2		Stage 3
2022	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail Banking	191.8	175.4	91.4	14.4	7.5	2.0	1.10	113	502
– Homes - Mortgages	184.3	169.1	91.7	13.4	7.3	1.8	1.00	3	248
– EDB - Credit Cards	2.5	2.1	85.7	0.3	12.9	0.1	2.53	40	120
– EDB - Other(1)	5.0	4.2	82.8	0.7	13.0	0.1	4.30	70	134
Consumer Finance(2)	5.4	5.0	93.0	0.4	6.5	—	0.54	19	67
CCB	18.5	14.5	78.3	3.5	18.8	0.5	3.08	24	362
Corporate Centre	—	—	—	—	—	—	—	—	—
Total Drawn	215.7	194.9	90.4	18.3	8.5	2.5	1.26	156	931
Retail Banking	21.7	21.1		0.5		0.1		—	42
– Homes - Mortgages	8.0	7.9		0.1		—		—	3
– EDB - Credit Cards	10.2	10.1		0.1		—		—	10
– EDB - Other(1)	3.5	3.1		0.3		0.1		—	29
Consumer Finance(2)	0.4	0.4		—		—		—	—
CCB	9.7	9.3		0.4		—		—	32
Corporate Centre	—	—		—		—		—	—
Total Undrawn	31.8	30.8		0.9		0.1		—	74
Total	247.5	225.7		19.2		2.6		156	1,005

2021	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail Banking	183.0	169.2	92.5	11.7	6.4	2.1	1.10	107	367
– Homes - Mortgages	174.7	161.8	92.6	11.1	6.4	1.8	1.00	5	185
– EDB - Credit Cards	2.4	2.2	91.7	0.2	7.7	—	2.54	39	82
–EDB - Other	5.9	5.2	88.1	0.4	6.6	0.3	4.90	63	100
Consumer Finance	5.0	4.8	96.0	0.2	4.0	—	0.48	25	52
CCB	19.3	13.9	72.0	4.6	23.9	0.8	4.28	58	408
Corporate Centre	—	—	—	—	—	—	—	—	—
Total Drawn	207.3	187.9	90.6	16.5	7.9	2.9	1.45	190	827
Retail Banking	29.4	29.2		0.2		—		—	21
– Homes - Mortgages	16.0	15.9		0.1		—		—	5
– EDB - Credit Cards	9.9	9.9		—		—		—	7
–EDB - Other	3.5	3.4		0.1		—		—	9
Consumer Finance	0.3	0.3		—		—		—	—
CCB	8.0	6.7		1.3		—		—	17
Corporate Centre	—	—		—		—		—	—
Total Undrawn	37.7	36.2		1.5		—		—	38
Total	245.0	224.1		18.0		2.9		190	865

(1)EDB - Other includes £2.5bnof BBLS lending (£2.4bn is BBLS with 100% Government Guarantee), £2.0bn unsecured personal loans and£0.5bn overdrafts.
(2)Consumer Finance - 84% of lending is collateralised on the vehicle.

For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.

Annual Report 2022	Santander UK plc 67

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit quality (audited)
Total on-balance sheet exposures at 31 December 2022 comprised £215.7bn of customer loans, loans and advances to banks of £1.0bn, £7.5bn of sovereign assets measured at amortised cost £6.0bn of assets measured at FVOCI, and £44.2bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	175,365	14,399	2,072	191,836
– Homes - Mortgages	169,066	13,424	1,827	184,317
– EDB - Credit Cards	2,192	328	37	2,557
– EDB - Other	4,107	647	208	4,962
Consumer Finance	5,005	350	29	5,384
CCB	14,507	3,476	535	18,518
Corporate Centre	58,710	—	—	58,710
Total on-balance sheet	253,587	18,225	2,636	274,448
Off-balance sheet
Retail Banking(1)	21,175	490	56	21,721
– Homes - Mortgages	7,899	109	21	8,029
– EDB - Credit Cards	10,137	122	29	10,288
– EDB - Other	3,139	259	6	3,404
Consumer Finance	356	—	—	356
CCB	9,310	412	37	9,759
Corporate Centre	—	—	—	—
Total off-balance sheet(2)	30,841	902	93	31,836
Total exposures	284,428	19,127	2,729	306,284

ECL
On-balance sheet
Retail Banking	56	295	151	502
– Homes - Mortgages	23	130	95	248
– EDB - Credit Cards	14	85	21	120
– EDB - Other	19	80	35	134
Consumer Finance	19	27	21	67
CCB	69	155	138	362
Corporate Centre	—	—	—	—
Total on-balance sheet	144	477	310	931
Off-balance sheet
Retail Banking	12	28	2	42
– Homes - Mortgages	2	1	—	3
– EDB - Credit Cards	3	6	1	10
– EDB - Other	7	21	1	29
Consumer Finance	—	—	—	—
CCB	14	11	7	32
Corporate Centre	—	—	—	—
Total off-balance sheet	26	39	9	74
Total ECL	170	516	319	1,005

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail Banking	—	2.0	7.3	0.3
– Homes - Mortgages	—	1.0	5.2	0.1
– EDB - Credit Cards	0.6	25.9	56.8	4.7
– EDB - Other	0.5	12.4	16.8	2.7
Consumer Finance	0.4	7.7	72.4	1.2
CCB	0.5	4.5	25.8	2.0
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	2.6	11.8	0.3
Off-balance sheet
Retail Banking	0.1	5.7	3.6	0.2
– Homes - Mortgages	—	0.9	—	—
– EDB - Credit Cards	—	4.9	3.4	0.1
– EDB - Other	0.2	8.1	16.7	0.9
Consumer Finance	—	—	—	—
CCB	0.2	2.7	18.9	0.3
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	4.3	9.7	0.2
Total coverage	0.1	2.7	11.7	0.3
(1)Off-balance sheet exposures include£2.8bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31.
(3)ECL as a percentage of the related exposure.

Annual Report 2022	Santander UK plc 68

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Total on-balance sheet exposures at 31 December 2021 comprised £207.3bn of customer loans, loans and advances to banks of £1.2bn, £13.2bn of sovereign assets measured at amortised cost, £5.9bn of assets measured at FVOCI, and £48.1bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2021	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	169,255	11,646	2,122	183,023
– Homes - Mortgages	161,845	11,071	1,796	174,712
– EDB - Credit Cards	2,125	181	35	2,341
– EDB - Other	5,285	394	291	5,970
Consumer Finance	4,760	200	24	4,984
CCB	13,890	4,602	790	19,282
Corporate Centre	68,349	—	—	68,349
Total on-balance sheet	256,254	16,448	2,936	275,638
Off-balance sheet
Retail Banking(1)	29,123	204	45	29,372
–Homes - Mortgages	15,851	81	19	15,951
– EDB - Credit Cards	9,887	49	24	9,960
– EDB - Other	3,385	74	2	3,461
Consumer Finance	314	—	—	314
CCB	6,675	1,312	36	8,023
Corporate Centre	—	—	—	—
Total off-balance sheet(2)	36,112	1,516	81	37,709
Total exposures	292,366	17,964	3,017	313,347

ECL
On-balance sheet
Retail Banking	52	178	137	367
– Homes - Mortgages	8	88	89	185
– EDB - Credit Cards	15	47	20	82
– EDB - Other	29	43	28	100
Consumer Finance	18	17	17	52
CCB	45	119	244	408
Corporate Centre	—	—	—	—
Total on-balance sheet	115	314	398	827
Off-balance sheet
Retail Banking	12	8	1	21
– Homes - Mortgages	5	—	—	5
– EDB - Credit Cards	3	3	1	7
– EDB - Other	4	5	—	9
Consumer Finance	—	—	—	—
CCB	5	8	4	17
Total off-balance sheet	17	16	5	38
Total ECL	132	330	403	865

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail Banking	—	1.5	6.5	0.2
– Homes - Mortgages	—	0.8	5.0	0.1
– EDB - Credit Cards	0.7	26.0	57.1	3.5
– EDB - Other	0.5	10.9	9.6	1.7
Consumer Finance	0.4	8.5	70.8	1.0
CCB	0.3	2.6	30.9	2.1
Corporate Centre	—	—	—	—
Total on-balance sheet	—	1.9	13.6	0.3
Off-balance sheet
Retail Banking	—	3.9	2.2	0.1
– Homes - Mortgages	—	0.0	—	—
– EDB - Credit Cards	—	6.1	4.2	0.1
– EDB - Other	0.1	6.8	—	0.3
Consumer Finance	—	—	—	—
CCB	0.1	0.6	11.1	0.2
Total off-balance sheet	—	1.1	6.2	0.1
Total coverage	—	1.8	13.4	0.3
(1)Off-balance sheet exposures include £10.6bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31.
(3)ECL as a percentage of the related exposure.

Annual Report 2022	Santander UK plc 69

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

2022 compared to 2021
The ECL provision at 31 December 2022 increased by £140m to £1.0bn (2021: £0.9bn). Notable changes to ECL in 2022 which impacted credit impairment were:
–Corporate Covid-19 related JAs:: net release of £175m. All corporate sector staging JAs related to Covid-19 released, resulting in £0.4bn movement of corporate Stage 3 loans to Stage 2.
–Economic scenarios and weights: charge of £163m. Updated economic scenarios with expectations for higher base rate and lower house prices in 2023
–Corporate sector staging risks: charge of £61m. JAs to reflect the corporate lending risks for sectors and counterparties which are most susceptible to increased inflation, energy prices and input costs alongside potentially lower demand. As a result, £1.4bn of higher risk Stage 1 loans were moved to Stage 2, and probability of defaults increased on some Stage 2 loans following an assessment of the client and sector risks.
–Affordability of retail lending repayments: charge of £44m. JAs to account for the potential repayment affordability risk among those customers with low disposable income. After stressing for inflation, £0.2bn of unsecured loans, overdrafts and credit cards moved from Stage 1 to Stage 2. In addition, £5.0bn of mortgages moved from Stage 1 to Stage 2 following an assessment of customer indebtedness.
–Write-offs against provision: Gross write-off utilisation of £157m (2021: £191m).

Key movements in exposures and ECL in the period by Stage were:
–The reduction in Stage 1 exposures arose mainly from changes in Corporate Centre. This reduction was partially offset by the growth in the mortgage portfolio and Corporate & Commercial Banking. The Stage 1 ECL increased mainly due to the increase in Corporate & Commercial Banking as a result of unwinding the Corporate lending to segments affected by Covid-19 JA that placed more vulnerable accounts into Stage 2.
–Total Stage 2 exposures increased due to the implementation of cost of living JAs to cover the affordability risk associated with the increase in interest rates and energy pries. This included a portion of the mortgage and unsecured lending portfolios from Stage 1 to Stage 2. This was partially offset by the unwinding of the Corporate lending to segments affected by Covid-19 JAs. In Retail Banking, Stage 2 exposures increased due to the implementation of cost of living JAs to cover the affordability risk associated with the increase in interest rates and energy prices. Stage 2 ECL increased due to a worsening in the economic outlook with the inclusion of an inflationary pressure scenario. Retail Banking Stage 2 ECL also increased due to affordability risk JAs.
–Stage 3 exposures and ECL reduced due to releasing the Stage 2-3 Corporate lending to segments affected by Covid-19 JAs. Stage 3 exposures and ECL remained fairly stable across the Retail Banking portfolio.

Annual Report 2022	Santander UK plc 70

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Stage 2 analysis (audited)
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

2022		PD deterioration	Forbearance	Other	30 DPD	Mortgage affordability	Retail Unsecured affordability	High risk corporate	Total
Retail Banking Homes - Mortgages	Exposure £m	7,310	449	241	463	4,961	—	—	13,424
	ECL £m	86	2	5	10	27	—	—	130
	Coverage %	1.2	0.4	2.1	2.2	0.5	—	—	1.0
Retail Banking EDB - Credit Cards	Exposure £m	239	—	22	8	—	59	—	328
	ECL £m	63	—	4	4	—	14	—	85
	Coverage %	26.4	—	18.2	50.0	—	23.7	—	25.9
Retail Banking EDB - Other	Exposure £m	304	—	26	178	—	139	—	647
	ECL £m	43	—	6	14	—	17	—	80
	Coverage %	14.1	—	23.1	7.9	—	12.2	—	12.4
Consumer Finance	Exposure £m	159	—	164	27	—	—	—	350
	ECL £m	11	—	6	10	—	—	—	27
	Coverage %	6.9	—	3.7	37.0	—	—	—	7.7
CCB	Exposure £m	1,548	64	684	214	—	—	966	3,476
	ECL £m	81	4	1	10	—	—	59	155
	Coverage %	5.2	6.3	0.1	4.7	—	—	6.1	4.5
Corporate Centre	Exposure £m	—	—	—	—	—	—	—	—
	ECL £m	—	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—	—
Total Drawn	Exposure £m	9,560	513	1,137	890	4,961	198	966	18,225
	ECL £m	284	6	22	48	27	31	59	477
	Coverage %	3.0	1.2	1.9	5.4	0.5	15.7	6.1	2.6
Undrawn	ECL £m	19	—	8	6	—	4	2	39
Total Reported	Exposure £m	10,323	625	1,116	937	4,961	199	966	19,127
	ECL £m	303	6	30	54	27	35	61	516

2021
Retail Banking Homes - Mortgages	Exposure £m	5,091	650	600	489	4,241	—	—	11,071
	ECL £m	57	4	2	7	18	—	—	88
	Coverage %	1.1	0.6	0.3	1.4	0.4	—	—	0.8
Retail Banking EDB - Credit Cards	Exposure £m	160	—	13	7	—	—	—	180
	ECL £m	41	—	2	4	—	—	—	47
	Coverage %	25.6	—	15.4	57.1	—	—	—	26.1
Retail Banking EDB - Other	Exposure £m	150	—	6	239	—	—	—	395
	ECL £m	22	—	1	20	—	—	—	43
	Coverage %	14.7	—	16.7	8.4	—	—	—	10.9
Consumer Finance	Exposure £m	42	11	130	17	—	—	—	200
	ECL £m	6	2	4	5	—	—	—	17
	Coverage %	14.3	18.2	3.1	29.4	—	—	—	8.5
CCB	Exposure £m	463	272	445	313	—	—	3,109	4,602
	ECL £m	19	8	17	1	—	—	74	119
	Coverage %	4.1	2.9	3.8	0.3	—	—	2.4	2.6
Corporate Centre	Exposure £m	—	—	—	—	—	—	—	—
	ECL £m	—	—	—	—	—	—	—	—
	Coverage %								—
Total Drawn	Exposure £m	5,906	933	1,194	1,065	4,241	—	3,109	16,448
	ECL £m	145	14	26	37	18	—	74	314
	Coverage %	2.5	1.5	2.2	3.5	0.4	—	2.4	1.9
Undrawn	ECL £m	8	1	1	2	—	—	4	16
Total Reported	Exposure £m	6,373	1,004	1,302	1,183	4,272	—	3,830	17,964
	ECL £m	153	15	27	39	18	—	78	330

Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.

Annual Report 2022	Santander UK plc 71

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date:

	2022			2021
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2 not in cure period	13,001	439	3.4	13,302	286	2.2
Stage 2 in cure period (for transfer to Stage 1)	6,126	77	1.3	4,662	44	0.9
	19,127	516	2.7	17,964	330	1.8
2022 compared to 2021
The accounts in a cure period increased in 2022 due to the introduction of the Unsecured Affordability JA and an increase in the number of accounts falling in scope for the Mortgage affordability JA. Accounts which have been moved into Stage 2 due to a JA are assumed to not be in a cure period.

Stage 3 analysis (audited)
The following table analyses our Stage 3 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	2022			2021
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 3 not in cure period	2,415	285	11.8	N/A	N/A	N/A
Stage 3 in cure period (for transfer to Stage 2)	314	34	10.8	N/A	N/A	N/A
	2,729	319	11.7	3,017	403	13.4

2022 compared to 2021
Following the implementation of a new regulatory definition of default in early 2022, we introduced a cure period criteria for Stage 3 assets. We did not have any cure period criteria for Stage 3 at 31 December 2021 and as the change in definition was a change in estimate the prior periods were not amended.

Annual Report 2022	Santander UK plc 72

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Reconciliation of exposures, loss allowance and net carrying amounts (audited)
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2022	£m	£m	£m	£m	£m
Retail Banking	191,836	502	191,334	21,721	42
–Homes - Mortgages(1)	184,317	248	184,069	8,029	3
–EDB - Credit Cards(2)	2,557	120	2,437	10,288	10
–EDB - Other(3)	4,962	134	4,828	3,404	29
Consumer Finance	5,384	67	5,317	356	—
Corporate & Commercial Banking	18,518	362	18,156	9,759	32
Corporate Centre	58,710	—	58,710	—	—
Total exposures presented in Credit Quality tables	274,448	931	273,517	31,836	74
Joint ventures			4,164
Other items			745
Adjusted net carrying amount			278,426
Assets classified at FVTPL			2,536
Non-financial assets(3)			4,251
Total assets per the Consolidated Balance Sheet			285,213

2021
Retail Banking	183,023	367	182,656	29,372	21
–Homes(1)	174,712	185	174,527	15,951	5
–EDB - Credit Cards(2)	2,341	82	2,259	9,960	7
–EDB - Other(3)	5,970	100	5,870	3,461	9
Consumer Finance	4,984	52	4,932	314	—
Corporate & Commercial Banking	19,282	408	18,874	8,023	17
Corporate Centre	68,349	—	68,349	—	—
Total exposures presented in Credit Quality tables	275,638	827	274,810	37,709	38
Joint ventures			3,079
Other items			553
Adjusted net carrying amount			278,442
Assets classified at FVTPL			1,866
Non-financial assets(3)			6,790
Total assets per the Consolidated Balance Sheet			287,098
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgages products.
(2)Off-balance sheet exposures include credit cards.
(3)Non-financial assets include £(2,657)m (2021: £77m) of Macro hedge of interest rate risk.

Annual Report 2022	Santander UK plc 73

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL(audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	292,366	132	17,964	330	3,017	403	313,347	865
Transfers from Stage 1 to Stage 2(3)	(9,100)	(25)	9,100	25	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	7,207	133	(7,207)	(133)	—	—	—	—
Transfers to Stage 3(3)	(621)	(4)	(624)	(32)	1,245	36	—	—
Transfers from Stage 3(3)	10	1	758	150	(768)	(151)	—	—
Transfers of financial instruments	(2,504)	105	2,027	10	477	(115)	—	—
Net ECL remeasurement on stage transfer(4)	—	(110)	—	98	—	110	—	98
Change in economic scenarios(2)	—	37	—	123	—	3	—	163
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	48,194	42	1,119	76	64	24	49,377	142
Redemptions, repayments and assets sold(7)	(54,546)	(35)	(2,065)	(60)	(950)	(35)	(57,561)	(130)
Changes in risk parameters and other movements(6)	918	(1)	82	(61)	375	86	1,375	24
Assets written off(7)	—	—	—	—	(254)	(157)	(254)	(157)
At 31 December 2022	284,428	170	19,127	516	2,729	319	306,284	1,005
Net movement in the period	(7,938)	38	1,163	186	(288)	(84)	(7,063)	140

ECL charge/(release) to the Income Statement		38		186		73		297
Less: Discount unwind		—		—		(13)		(13)
Less: Recoveries net of collection costs		—		—		36		36
Total ECL charge/(release) to the Income Statement		38		186		96		320
Discontinued operations ECL adjustment		—		—		—		—
ECL charge/(release) to the Income Statement from continued operations		38		186		96		320

At 1 January 2021	301,413	216	18,336	592	2,996	569	322,745	1,377
Transfers from Stage 1 to Stage 2(3)	(6,805)	(9)	6,805	9	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	5,883	167	(5,883)	(167)	—	—	—	—
Transfers to Stage 3(3)	(571)	(3)	(532)	(20)	1,103	23	—	—
Transfers from Stage 3(3)	14	2	456	62	(470)	(64)	—	—
Transfers of financial instruments	(1,479)	157	846	(116)	633	(41)	—	—
Net remeasurement of ECL on stage transfer(4)	—	(133)	—	26	—	64	—	(43)
Change in economic scenarios(2)	—	(7)	—	(151)	—	(12)	—	(170)
New lending and assets purchased(5)	50,862	31	936	26	25	19	51,823	76
Redemptions, repayments and assets sold(7)	(63,658)	(70)	(3,442)	(67)	(519)	(68)	(67,619)	(205)
Changes in risk parameters and other movements(6)	5,228	(62)	1,288	20	179	63	6,695	21
Assets written off(7)	—	—	—	—	(297)	(191)	(297)	(191)
At 31 December 2021	292,366	132	17,964	330	3,017	403	313,347	865
Net movement in the period	(9,047)	(84)	(372)	(262)	21	(166)	(9,398)	(512)

ECL charge/(release) to the Income Statement		(84)		(262)		25		(321)
Less: Discount unwind		—		—		(11)		(11)
Less: Recoveries net of collection costs		—		—		88		88
Total ECL charge/(release) to the Income Statement		(84)		(262)		102		(244)
Discontinued operations ECL adjustment		11		—		—		11
ECL charge/(release) to the Income Statement from continued operations		(73)		(262)		102		(233)
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
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

Annual Report 2022	Santander UK plc 74

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

COUNTRY RISK EXPOSURES (AUDITED)
We manage our country risk exposure under our global limits framework. We set our Risk Appetite for each country, taking into account factors that may affect its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we need to.
The tables below show our total exposures, which are the total of balance sheet and off–balance sheet values. We calculate balance sheet values in line with IFRS (i.e. after netting allowed under IAS 32) except for credit provisions which we add back. Off–balance sheet values are undrawn facilities and letters of credit. We classify location by country of risk – the country where each client has its main business or assets. That is unless there is a full risk transfer guarantee in place. If so, we use the guarantor’s country of domicile. If a client has operations in many countries, we use their country of incorporation. The table below excludes balances with other Banco Santander group members. We show them separately in the section that immediately follows.

	2022						2021
		Financial institutions						Financial institutions
	Governments	Banks(1)	Other	Retail	Corporate	Total(2)	Governments	Banks(1)	Other	Retail	Corporate	Total(2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Eurozone
Ireland	—	—	2.3	—	0.1	2.4	—	—	5.3	—	—	5.3
Spain	—	—	—	—	—	—	—	—	—	—	0.1	0.1
France	0.1	0.8	0.5	—	—	1.4	0.1	0.3	0.2	—	—	0.6
Germany	—	0.3	—	—	0.1	0.4	—	0.4	—	—	—	0.4
Luxembourg	—	—	—	—	—	—	—	—	0.1	—	—	0.1
Other(3)	0.3	0.5	—	—	—	0.8	0.3	0.8	—	—	—	1.1
	0.4	1.6	2.8	—	0.2	5.0	0.4	1.5	5.6	—	0.1	7.6
Other countries
UK	44.1	1.8	5.8	217.3	26.9	295.9	47.9	2.0	9.3	215.1	28.7	303.0
US	0.1	0.9	0.1	—	—	1.1	0.5	0.8	—	—	—	1.3
Japan	1.1	0.3	—	—	—	1.4	1.0	0.2	—	—	—	1.2
Switzerland	1.2	—	—	—	—	1.2	—	—	—	—	—	—
Other	0.1	0.7	0.2		0.5	1.5	0.3	0.2	0.1	—	0.1	0.7
	46.6	3.7	6.1	217.3	27.4	301.1	49.7	3.2	9.4	215.1	28.8	306.2
Total	47.0	5.3	8.9	217.3	27.6	306.1	50.1	4.7	15.0	215.1	28.9	313.8
(1)Excludes balances with central banks.
(2)Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets.
1.Includes The Netherlands £0.1bn (2021: £0.2bn), Belgium £0.6bn (2021: £0.7bn), and Finland £0.1bn (2021: £nil).
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
At 31 December 2022 and 31 December 2021, we had gross balances with other Banco Santander group members as follows:

	2022				2021
	Financial institutions				Financial institutions
	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	1.4	—	—	1.4	0.8	—	—	0.8
UK	—	4.2	—	4.2	—	3.3	—	3.3
	1.4	4.2	—	5.6	0.8	3.3	—	4.1
Liabilities
Spain	1.7	0.1	—	1.8	1.2	0.1	—	1.3
UK	—	15.6	—	15.6	—	12.1	—	12.1
Uruguay	—	—	—	—	0.1	—	—	0.1
	1.7	15.7	—	17.4	1.3	12.2	—	13.5

Annual Report 2022	Santander UK plc 75

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

RETAIL BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail Banking in separate sections below for Homes, our largest portfolio, and our Everyday Banking portfolio.

RETAIL BANKING: HOMES – CREDIT RISK REVIEW
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK

Borrower profile (audited)

	Stock				New business
	2022		2021		2022		2021
	£m	%	£m	%	£m	%	£m	%
Home movers(1)	76,357	41	74,657	42	12,221	36	13,537	43
Remortgagers(2)	53,190	29	50,645	29	10,644	31	8,031	25
First-time buyers	37,971	21	34,517	20	8,129	24	6,206	19
Buy-to-let	16,799	9	14,893	9	3,133	9	4,239	13
	184,317	100	174,712	100	34,127	100	32,013	100
(1)'Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
(2)'Remortgagers’ are new customers who are taking a new mortgage with us
As well as the new business above, there were £24.9bn (2021: £29.8bn) of remortgages where we moved customers with maturing products onto new mortgages. We also provided £1.2bn (2021: £1.4bn) of further advances and flexible mortgage drawdowns. 81% (2021: 83%) of customers with a maturing mortgage were retained, which applied to mortgages four months post maturity and calculated as a 12-month average of retention rates to September.
2022 compared to 2021
In 2022, mortgage asset stock increased across all sectors, with the stock borrower profile unchanged. Our new business increased, mainly in remortgages, reflecting market conditions and strong demand from first time buyers, driven by customers securing fixed rate products in a rising interest rate environment. In 2022, we helped first-time buyers buy their new home with £8.1bn of gross lending (2021: £6.2bn).

Interest rate profile (audited)
The interest rate profile of our maturing mortgage asset stock was:

	2022		2021
	£m	%	£m	%
Fixed rate	163,622	89	147,147	84
Of which maturing:
–< 12 months	38,233	21	29,644	17
–Later than 1 year but no later than 3 years	38,213	21	40,967	23
–Later than 3 years but no later than 4 years	24,310	13	24,074	14
–Later than 4 years but no later than 5 years	24,888	14	21,140	12
–Later than 5 years	37,978	21	31,322	18
Variable rate	12,430	7	17,010	10
Standard Variable Rate (SVR)	5,645	3	7,836	4
Follow on Rate (FoR)	2,620	1	2,719	2
	184,317	100	174,712	100
2022 compared to 2021
In 2022 , we continued to see customers refinance from variable rate and SVR to fixed rate products influenced by the rapid increases in interest rates and the competitive mortgage market. Within fixed rate products, we continued to see an increase in the proportion of 5 year fixed rate mortgages in 2022.
Geographical distribution (audited)
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business
	2022	2021	2022	2021
Region	£bn	£bn	£bn	£bn
London	47.0	44.6	8.3	8.3
Midlands and East Anglia	25.6	23.8	5.3	4.7
North	24.4	23.1	4.7	3.8
Northern Ireland	2.9	3.0	0.3	0.3
Scotland	6.8	6.6	1.2	1.0
South East excluding London	58.4	55.5	10.6	10.5
South West, Wales and other	19.2	18.1	3.7	3.4
	184.3	174.7	34.1	32.0
2022 compared to 2021
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the year, based on average earnings of new business at inception, was 3.35 (2021: 3.35).

Annual Report 2022	Santander UK plc 76

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Mortgage loan size (audited)
The split of our mortgage asset by size was:

Mortgage loan size	2022	2021
>£1.0m	2%	2%
£0.5m to £1.0m	10%	9%
£0.25m to £0.5m	31%	30%
<£0.25m	57%	59%
Average loan size (stock)	£183k	£174k
Average loan size (new business)	£237k	£234k

Loan-to-value analysis (audited)
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business. We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	2022					2021
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	87,379	37	1,111	14	4,890	78,911	25	942	9	4,997
>50-60%	35,664	29	283	11	4,014	30,328	22	301	10	4,379
>60-70%	33,868	50	197	16	6,104	32,803	25	227	11	6,517
>70-80%	17,824	45	110	15	10,094	24,217	30	154	14	10,242
>80-90%	7,339	29	42	9	6,002	6,565	21	68	10	4,558
>90-100%	1,873	17	32	9	2,999	1,360	16	39	9	1,270
>100%	370	45	52	21	24	528	51	65	26	50
	184,317	252	1,827	95	34,127	174,712	190	1,796	89	32,013
Collateral value (1)	184,269		1,818		34,126	174,637		1,784		32,012

	%		%		%	%		%		%
Average LTV - Balance weighted(2)(3)	50		47		69	52		51		66
(1)Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £323m (2021: £455m).
(2)Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation)+ ...) /(Loan 1 balance + Loan 2 balance+...).
(3)Simple average stock LTV 39% (2021: 41%).

At 31 December 2022, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £48m (2021: £75m). The balance weighted average LTV of new business in the period in London was 66% (2021: 64%).
31 December 2022 compared to 31 December 2021
There were no significant changes in collateral quality in 2022. Despite economic pressures, balance weighted average LTVs were broadly flat over the period. We monitor the LTV profile of new lending and take action as needed to ensure the LTV mix of completions is appropriate.

Credit performance (audited)

	2022	2021
	£m	£m
Mortgage loans and advances to customers of which:	184,317	174,712
–Stage 1	169,066	161,845
–Stage 2	13,424	11,071
–Stage 3	1,827	1,796
Loss allowances(1)	251	190

	%	%
Stage 1 ratio(2)	91.73	92.64
Stage 2 ratio(2)	7.28	6.34
Stage 3 ratio(3)	1.00	1.04
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.

Annual Report 2022	Santander UK plc 77

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 74 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	177,696	13	11,152	88	1,815	89	190,663	190
Transfers from Stage 1 to Stage 2(3)	(5,834)	(1)	5,834	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,961	16	(2,961)	(16)	—	—	—	—
Transfers to Stage 3(3)	(278)	(2)	(448)	(11)	726	13	—	—
Transfers from Stage 3(3)	4	—	279	9	(283)	(9)	—	—
Transfers of financial instruments	(3,147)	13	2,704	(17)	443	4	—	—
Net ECL remeasurement on stage transfer(4)	—	(15)	—	40	—	8	—	33
Change in economic scenarios(2)	—	1	—	21	—	2	—	24
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	35,028	7	529	11	1	—	35,558	18
Redemptions, repayments and assets sold(7)	(32,565)	(3)	(1,229)	(11)	(415)	(12)	(34,209)	(26)
Changes in risk parameters and other movements(6)	(47)	9	377	(1)	14	7	344	15
Assets written off (7)	—	—	—	—	(10)	(3)	(10)	(3)
At 31 December 2022	176,965	25	13,533	131	1,848	95	192,346	251
Net movement in the period	(731)	12	2,381	43	33	6	1,683	61

ECL charge/(release) to the Income Statement		12		43		9		64
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		12		43		6		61

At 1 January 2021	167,766	17	10,427	131	1,813	132	180,006	280
Transfers from Stage 1 to Stage 2(3)	(5,439)	(2)	5,439	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	3,782	21	(3,782)	(21)	—	—	—	—
Transfers to Stage 3(3)	(242)	(2)	(451)	(4)	693	6	—	—
Transfers from Stage 3(3)	3	—	353	15	(356)	(15)	—	—
Transfers of financial instruments	(1,896)	17	1,559	(8)	337	(9)	—	—
Net ECL remeasurement on stage transfer(4)	—	(19)	—	10	—	9	—	—
Change in economic scenarios(2)	—	(1)	—	(67)	—	(12)	—	(80)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased (5)	33,292	6	332	2	1	—	33,625	8
Redemptions, repayments and assets sold(7)	(25,072)	(3)	(1,436)	(6)	(331)	(16)	(26,839)	(25)
Changes in risk parameters and other movements(6)	3,606	(4)	270	26	11	(10)	3,887	12
Assets written off (7)	—	—	—	—	(16)	(5)	(16)	(5)
At 31 December 2021	177,696	13	11,152	88	1,815	89	190,663	190
Net movement in the period	9,930	(4)	725	(43)	2	(43)	10,657	(90)

ECL charge/(release) to the Income Statement		(4)		(43)		(38)		(85)
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		(4)		(43)		(41)		(88)

Annual Report 2022	Santander UK plc 78

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Loan modifications
Forbearance(1)
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2022	2021
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	315	422
–Net modification loss	7	9
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	91	152

The balances at 31 December 2022 and 31 December 2021, analysed by their staging at the period-end and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Total (audited)	Loss allowances
2022	£m	£m	£m	£m	£m	£m
Stage 2	309	319	240	6	874	11
Stage 3	298	140	65	190	693	31
	607	459	305	196	1,567	42
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	0.9%

2021
Stage 2	387	444	273	4	1,108	12
Stage 3	217	74	73	111	475	26
	604	518	346	115	1,583	38
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	0.9%
(1)We base forbearance type on the first forbearance on the accounts.

2022 compared to 2021
In 2022, forbearance activity was stable. The proportion of the mortgage portfolio in forbearance remained flat at 0.9% (2021: 0.9%).
–At 2022, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments was 85% (2021: 85%).
–The weighted average LTV of all accounts in forbearance was 43% (2021: 32%) compared to the weighted average portfolio LTV of 50% (2021: 35%)
–At 2022, the carrying value of mortgages classified as multiple forbearance increased slightly to £152m (2021: £148m).

Other loan modifications
From March 2020 to March 2021, we provided mortgage customers with payment holiday terms in line with UK Government and FCA guidance. The scheme has now ceased. The following table provides information on such loan modifications.

	2022	2021
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	647
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	—	8

At 2022, there were £1.9bn (2021: £2.3bn) of other mortgages on the balance sheet that we had modified since January 2008. At 2022:
–The average LTV was 24% (2021: 27%), and 94% (2021: 95%) of accounts had made their last six months’ contractual payments.
–The proportion of accounts that were 90 days or more in arrears was 1.53% (2021: 2.62%).
There were no other loan modifications made in the year.

Annual Report 2022	Santander UK plc 79

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

RETAIL BANKING: HOMES – PORTFOLIOS OF PARTICULAR INTEREST
Introduction
We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans and part interest-only, part repayment loans	With an interest-only mortgage, the customer pays interest every month but the principal is only repaid at the end of the mortgage term. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage. Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part. This means these loans have a higher credit risk as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this risk. We also make sure the customer has a plausible repayment plan before we lend to them and stays on track for the loan term.

We mitigate the risk from new interest-only mortgages by having lower maximum LTVs. For most applicants, the maximum LTV is 50%. For high net worth customers, it can be up to 75%. When a customer plans to repay their mortgage by selling the property, we require a minimum equity buffer of £250k. We also remind customers that they have to arrange to repay the principal at the end of the mortgage. We send them messages with their annual mortgage statements, and we contact them throughout the mortgage term to encourage them to tell us how they plan to repay. We increase the frequency of contact as the loan approaches maturity. If customers know they will not be able to repay their mortgage when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them. If we think it is in their interests and they can afford it, we look at other ways to manage it, such as turning the mortgage into a repayment one and extending it. If the customer is waiting for their way to repay it, such as an investment plan, to mature, we may permit an extension.
Flexible loans	Flexible mortgages allow customers to pay more or less than their usual amount each month, or even to take ‘payment holidays’ when they pay nothing at all. There are conditions on when and how much customers can draw down, and they do not have to take or draw down the whole loan all at once. A customer can ask us to raise their credit limit, but that means we will go through our full credit approval process. We can also lower a customer’s credit limit at any time, so it never goes above 90% of the property’s current market value. We no longer offer flexible loans for new mortgages. This is an area of interest if any customers might be using these facilities to self-forbear, such as regularly drawing down small amounts. We reflect signs that the credit risk has significantly increased in our ECL calculations.
Loans with an LTV >100%
In some cases, property prices have fallen, so mortgages we gave in the past with lower LTVs now have LTVs greater than 100%. Where the mortgage balance is more than the property is now worth, we cannot recover the full value of the loan by repossessing and selling the property. This means there is a higher credit risk on these loans so we monitor them as part of our assessment of ongoing portfolio performance. We design new account LTV maximums to mitigate an increase in accounts with an LTV >100%.

Buy-to-Let (BTL) loans	We have specific policies for BTL and focus on non-professional landlords. We have prudent lending criteria and the maximum LTV is 75%. The first applicant must earn a minimum of £25,000 per year, and we require proof of income in all cases. We also use a BTL affordability rate as part of our lending assessment. This means that the rental income must cover the monthly mortgage interest payments by a prescribed amount when calculated using a stressed interest rate. We regularly review the prescribed amount and adjust it as needed.

Climate change
The value of property collateral for mortgages might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk or changing environmental performance standards for property. In 2022 we reviewed the proportion of mortgage loans subject to flood and subsidence risk and concluded that the risk was not material. The terms of our mortgage lending require homeowners to buy suitable insurance which transfers the majority of the risk to asset valuations to third party insurers.

Annual Report 2022	Santander UK plc 80

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest-only, part repayment (2)	Flexible	LTV >100%	Buy-to-let	Other portfolio
2022	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	184,317	40,825	13,510	6,765	370	16,799	126,996
–Stage 1	169,066	35,702	12,143	5,713	217	15,884	118,507
–Stage 2	13,424	4,250	1,149	839	101	876	7,791
–Stage 3	1,827	873	218	213	52	39	698
Stage 3 ratio	1.00%	2.16%	1.62%	3.45%	13.94%	0.23%	0.55%
Properties in possession	47	18	8	3	7	1	16
Balance weighted LTV (indexed)	50%	47%	49%	36%	117%	58%	52%

2021
Mortgage portfolio	174,712	40,654	13,638	8,549	528	14,893	116,767
–Stage 1	161,845	36,212	12,391	7,509	354	14,363	109,878
–Stage 2	11,071	3,626	1,020	796	109	489	6,188
–Stage 3	1,796	816	227	244	65	41	701
Stage 3 ratio	1.04%	2.03%	1.66%	3.06%	12.34%	0.27%	0.60%
Properties in possession	2	1	1	—	1	—	—
Balance weighted LTV (indexed)	52%	49%	52%	39%	118%	61%	53%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £10,010m (2021: £10,106m) and the non-interest-only part of the loan.

2022 compared to 2021
–In 2022, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans remained stable.
–BTL mortgage balances increased £1.9bn to £16.8bn (2021: £14.9bn) driven by continued focus in growing this portfolio. In 2022, the balance weighted average LTV of mortgage total new BTL lending was 67% (2021: 68%)

Forbearance(1) (audited)
The balances at 31 December 2022 and 31 December 2021 were:

	Interest-only(2)	Flexible	LTV >100%	Buy-to-Let
2022	£m	£m	£m	£m
Total	290	36	9	15
–Stage 2	111	19	—	11
–Stage 3	179	17	9	4

2021
Total	419	35	13	11
–Stage 2	280	24	3	8
–Stage 3	139	11	10	3
(1)Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)Comprises full interest-only loans and part interest-only, part repayment loans.
2022 compared to 2021
Levels of forbearance on interest-only accounts decreased in 2022. The higher levels of forbearance on interest-only accounts in 2021 were driven by the availability of a one year deferral of repaying capital for maturing or past maturity interest-only customers impacted or potentially impacted by Covid-19. This was offered in line with FCA guidance. The scheme closed in 2021.

Annual Report 2022	Santander UK plc 81

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

RETAIL BANKING: EVERYDAY BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 74 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	20,682	51	698	98	352	49	21,732	198
Transfers from Stage 1 to Stage 2(3)	(841)	(7)	840	8	—	—	(1)	1
Transfers from Stage 2 to Stage 1(3)	155	22	(155)	(22)	—	—	—	—
Transfers to Stage 3(3)	(158)	(1)	(56)	(7)	214	7	—	(1)
Transfers from Stage 3(3)	7	—	14	4	(21)	(5)	—	(1)
Transfers of financial instruments	(837)	14	643	(17)	193	2	(1)	(1)
Net ECL remeasurement on stage transfer(4)	—	(22)	—	91	—	30	—	99
Change in economic scenarios(2)	—	(2)	—	26	—	—	—	24
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	2,312	12	253	38	16	10	2,581	60
Redemptions, repayments and assets sold (7)	(2,829)	(11)	(176)	(10)	(483)	(5)	(3,488)	(26)
Changes in risk parameters and other movements(6)	249	1	(62)	(35)	324	83	511	49
Assets written off(7)	—	—	—	—	(122)	(110)	(122)	(110)
At 31 December 2022	19,577	43	1,356	191	280	59	21,213	293
Net movement in the period	(1,105)	(8)	658	93	(72)	10	(519)	95

Charge/(release) to the Income Statement		(8)		93		120		205
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		1		1
Total ECL charge/(release) to the Income Statement		(8)		93		117		202

At 1 January 2021	21,089	57	791	201	105	50	21,985	308
Transfers from Stage 1 to Stage 2(3)	(214)	(2)	214	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	418	81	(418)	(81)	—	—	—	—
Transfers to Stage 3(3)	(284)	(1)	(36)	(10)	320	11	—	—
Transfers from Stage 3(3)	5	1	11	5	(16)	(6)	—	—
Transfers of financial instruments:	(75)	79	(229)	(84)	304	5	—	—
Net ECL remeasurement on stage transfer(4)	—	(78)	—	39	—	23	—	(16)
Change in economic scenarios(2)	—	(4)	—	(19)	—	—	—	(23)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	2,150	13	84	12	9	4	2,243	29
Redemptions, repayments and assets sold(7)	(3,023)	(11)	(101)	(16)	(29)	(5)	(3,153)	(32)
Changes in risk parameters and other movements(6)	541	(6)	153	(34)	77	74	771	34
Assets written off(7)	—	1	—	(1)	(114)	(102)	(114)	(102)
At 31 December 2021	20,682	51	698	98	352	49	21,732	198
Net movement in the period	(407)	(6)	(93)	(103)	247	(1)	(253)	(110)

Charge/(release) to the Income Statement		(7)		(102)		101		(8)
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		(51)		(51)
Total ECL charge/(release) to the Income Statement		(7)		(102)		46		(63)

Annual Report 2022	Santander UK plc 82

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2022	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	2,519	1,982	2,558	461	5,001	7,520
–Stage 1	2,223	1,730	2,192	155	4,077	6,300
–Stage 2	133	231	329	282	842	975
–Stage 3	163	21	37	24	82	245
Loss allowances(1)	19	62	130	82	274	293
Stage 3 undrawn exposures	3				32	35
Stage 3 ratio	6.58%				2.27%	3.71%
Gross write-offs	11				99	110

2021
Loans and advances to customers of which:	3,532	2,000	2,341	438	4,779	8,311
–Stage 1	3,076	1,910	2,125	299	4,334	7,410
–Stage 2	201	73	181	120	374	575
–Stage 3	255	17	35	19	71	326
Loss allowances(1)	22	47	89	40	176	198
Stage 3 undrawn exposures	—				26	26
Stage 3 ratio	7.20%				2.03%	4.23%
Gross write-offs	6				97	103
(1)The ECL allowance is for both on and off–balance sheet exposures
2022 compared to 2021
Business Banking balances were lower, mainly due to reductions in the Bounce back loans (BBL) portfolio. Stage 3 assets reduced, although this had a minimal impact on write offs as the reduction in assets was mainly due to the BBLs, where the 100% government guarantee was claimed. Other unsecured balances increased slightly in 2022. However, Stage 2 unsecured assets increased by125%, reflecting the current economic environment. This is yet to impact Stage 3 or write offs, which did not increase.

Loan modifications
Forbearance
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	Business banking	Credit cards	Overdrafts	Total
2022	£m	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	7	7	14
–Net modification gain	—	7	6	13
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	3	1	4

2021
Financial assets modified in the period:
–Amortised cost before modification	—	13	9	22
–Net modification gain	—	5	4	9
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	4	2	6
The balances (audited) at 31 December 2022 and 31 December 2021 were:

		Other unsecured
	Business banking	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2022	£m	£m	£m	£m	£m	£m
Total	3	1	34	16	51	54
–Stage 2	—	1	6	2	9	9
–Stage 3	3	—	28	14	42	45

2021
Total	2	1	38	15	54	56
–Stage 2	—	—	7	3	10	10
–Stage 3	2	1	31	12	44	46

Annual Report 2022	Santander UK plc 83

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other loan modifications
From March 2020 to March 2021, we provided business banking and other unsecured lending customers with payment holiday terms. The following table provides information on such loan modifications.

	Business banking	Other unsecured	Total
2022	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	—	—
–Net modification gain	—	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	—	—

2021
Financial assets modified in the period:
–Amortised cost before modification	—	9	9
–Net modification gain	—	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	1	1

Annual Report 2022	Santander UK plc 84

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

CONSUMER FINANCE – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level analysis on page 74 also apply to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL	Exposures ⁽¹⁾	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	5,074	18	200	17	24	17	5,298	52
Transfers from Stage 1 to Stage 2(3)	(232)	(2)	232	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	68	2	(68)	(2)	—	—	—	—
Transfers to Stage 3(3)	(13)	—	(10)	(2)	22	2	(1)	—
Transfers from Stage 3(3)	—	—	1	1	(1)	(1)	—	—
Transfers of financial instruments	(177)	—	155	(1)	21	1	(1)	—
Net ECL remeasurement on stage transfer(4)	—	(2)	—	9	—	10	—	17
Change in economic scenarios(2)	—	—	—	—	—	—	—	—
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	2,225	7	110	8	3	2	2,338	17
Redemptions, repayments and assets sold(7)	(1,232)	(5)	(77)	(7)	—	—	(1,309)	(12)
Changes in risk parameters and other movements(6)	(529)	1	(38)	1	18	10	(549)	12
Assets written off(7)	—	—	—	—	(37)	(19)	(37)	(19)
At 31 December 2022	5,361	19	350	27	29	21	5,740	67
Net movement in the period	287	1	150	10	5	4	442	15

Charge/(release) to the Income Statement		1		10		23		34
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(5)		(5)
Total ECL charge/(release) to the Income Statement		1		10		16		27

At 1 January 2021	7,824	44	379	37	58	37	8,261	118
Transfers from Stage 1 to Stage 2(3)	(98)	(1)	98	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	105	6	(105)	(6)	—	—	—	—
Transfers to Stage 3(3)	(8)	—	(8)	(2)	16	2	—	—
Transfers from Stage 3(3)	5	—	3	2	(8)	(2)	—	—
Transfers of financial instruments:	4	5	(12)	(5)	8	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	(2)	—	—	—	(2)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	2,212	6	70	4	3	2	2,285	12
Redemptions, repayments and assets sold(7)	(4,063)	(19)	(142)	(6)	(19)	(3)	(4,224)	(28)
Changes in risk parameters and other movements(6)	(903)	(18)	(95)	(12)	11	6	(987)	(24)
Assets written off(7)	—	—	—	1	(37)	(25)	(37)	(24)
At 31 December 2021	5,074	18	200	17	24	17	5,298	52
Net movement in the period	(2,750)	(26)	(179)	(20)	(34)	(20)	(2,963)	(66)

Charge/(release) to the Income Statement		(26)		(21)		5		(42)
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		9		9
Total ECL charge/(release) to the Income Statement		(26)		(21)		14		(33)

Annual Report 2022	Santander UK plc 85

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	2022	2021
	£m	£m
Loans and advances to customers of which:	5,384	4,984
–Stage 1	5,005	4,760
–Stage 2	350	200
–Stage 3	29	24
Loss allowances(1)	67	52
Stage 3 undrawn exposures	—	—
Stage 3 ratio	0.54%	0.49%
Gross write offs	19	25
(1)The ECL allowance is for both on and off–balance sheet exposures.

2022 compared to 2021
In 2022, we maintained our prudent Consumer (auto) finance underwriting criteria. The product mix was broadly unchanged, with wholesale balances increasing slightly.
At 31 December 2022, Consumer (auto) finance gross lending (new business) was £2,519m( 2021: £2,383m). Wholesale loans (Stock finance) to car dealerships at 31 December 2022 were approximately 10.1% (2021: 7.3%) of the Consumer loan book. At 31 December 2022, the average Consumer (auto) finance loan size was £17,256 (2021: £16,182).
The risk profile was stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.

Loan modifications
Forbearance
There were no accounts in forbearance at 31 December 2022 and 31 December 2021.
Other loan modifications
From March 2020 to March 2021, we provided Consumer Finance customers with payment holiday terms. The following table provides information on such loan modifications.

	2022	2021
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	54
–Net modification loss	—	—
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the ECL allowance changed to 12-month measurement in the period	95	226

Annual Report 2022	Santander UK plc 86

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 74 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	20,604	50	5,914	127	827	248	27,345	425
Transfers from Stage 1 to Stage 2(3)	(2,195)	(14)	2,195	14	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,023	92	(4,023)	(92)	—	—	—	—
Transfers to Stage 3(3)	(172)	(1)	(111)	(13)	283	14	—	—
Transfers from Stage 3(3)	—	—	463	135	(463)	(135)	—	—
Transfers of financial instruments	1,656	77	(1,476)	44	(180)	(121)	—	—
Net ECL remeasurement on stage transfer(4)	—	(72)	—	(41)	—	61	—	(52)
Change in economic scenarios(2)	—	38	—	76	—	—	—	114
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	8,629	16	228	19	43	12	8,900	47
Redemptions, repayments and assets sold(7)	(9,019)	(15)	(584)	(32)	(53)	(17)	(9,656)	(64)
Changes in risk parameters and other movements(6)	1,968	(11)	(194)	(27)	21	(14)	1,795	(52)
Assets written off (7)	—	—	—	—	(86)	(24)	(86)	(24)
At 31 December 2022	23,838	83	3,888	166	572	145	28,298	394
Net movement in the period	3,234	33	(2,026)	39	(255)	(103)	953	(31)

ECL charge/(release) to the Income Statement		33		39		(79)		(7)
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		42		42
Total ECL charge/(release) to the Income Statement		33		39		(40)		32

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	20,952	77	6,311	199	1,020	350	28,283	626
Transfers from Stage 1 to Stage 2(3)	(1,055)	(4)	1,055	4	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	1,579	60	(1,579)	(60)	—	—	—	—
Transfers to Stage 3(3)	(38)	—	(37)	(3)	75	3	—	—
Transfers from Stage 3(3)	1	—	88	40	(89)	(40)	—	—
Transfers of financial instruments	487	56	(473)	(19)	(14)	(37)	—	—
Net ECL remeasurement on stage transfer(4)	—	(39)	—	(22)	—	31	—	(30)
Change in economic scenarios(2)	—	(2)	—	(62)	—	(1)	—	(65)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	13,208	6	450	8	12	13	13,670	27
Redemptions, repayments and assets sold(7)	(16,644)	(15)	(1,357)	(17)	(139)	(42)	(18,140)	(74)
Changes in risk parameters and other movements(6)	2,601	(33)	983	40	54	(7)	3,638	—
Assets written off (7)	—	—	—	—	(106)	(59)	(106)	(59)
At 31 December 2021	20,604	50	5,914	127	827	248	27,345	425
Net movement in the period	(348)	(27)	(397)	(72)	(193)	(102)	(938)	(201)

ECL charge/(release) to the Income Statement		(27)		(72)		(43)		(142)
Less: Discount unwind		—		—		(4)		(4)
Less: Recoveries net of collection costs		—		—		56		56
Total ECL charge/(release) to the Income Statement		(27)		(72)		9		(90)

Annual Report 2022	Santander UK plc 87

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances. However, committed exposures can be smaller than asset balances due to netting.

Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	336	923	2,341	3,299	5,327	1,791	106	14,123
Commercial Real Estate	—	2	111	2,044	2,128	936	185	1	5,407
Social Housing	44	4,028	3,956	6	—	—	—	—	8,034
	44	4,366	4,990	4,391	5,427	6,263	1,976	107	27,564
Of which:
Stage 1	39	4,364	4,944	4,202	4,773	4,289	386	107	23,104
Stage 2	5	2	46	189	654	1,974	1,018	—	3,888
Stage 3	—	—	—	—	—	—	572	—	572

2021
SME and mid corporate	—	659	714	2,397	3,067	5,545	2,207	66	14,655
Commercial Real Estate	—	126	137	1,471	2,228	638	249	—	4,849
Social Housing	52	3,961	3,759	9	—	53		105	7,939
	52	4,746	4,610	3,877	5,295	6,236	2,456	171	27,443
Of which:
Stage 1	52	3,809	4,359	3,604	4,192	4,138	380	168	20,702
Stage 2	—	937	251	239	1,086	2,005	1,509	(114)	5,913
Stage 3	—	—	—	34	17	93	567	117	828
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

2022 compared to 2021
In 2022, committed exposure was substantially unchanged, with an increase in the CRE portfolio of 12%, largely offset by reductions in SME and mid corporate. The rating distribution improved in the CRE portfolios following recovery in the credit quality of a number of customers initially downgraded as a result of Covid-19. It has remained broadly stable in SME and mid corporate.

Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2022					2021
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	14,091	32	—	—	14,123	14,612	43	—	—	14,655
Commercial Real Estate	5,407	—	—	—	5,407	4,849	—	—	—	4,849
Social Housing	8,034	—	—	—	8,034	7,939	—	—	—	7,939
	27,532	32	—	—	27,564	27,400	43	—	—	27,443

Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2022	£m	£m	£m
SME and mid corporate	513	169	344
Commercial Real Estate	59	30	29
	572	199	373

2021
SME and mid corporate	747	307	440
Commercial Real Estate	81	37	44
	828	344	484

Annual Report 2022	Santander UK plc 88

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2022 and 31 December 2021.

	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total(1)	Loss allowances
2022	£m	£m	£m	£m	£m	£m
SME and mid corporate	11,796	431	1,383	513	14,123	355
Commercial Real Estate	4,765	103	480	59	5,407	38
Social Housing	7,978	46	10	—	8,034	1
	24,539	580	1,873	572	27,564	394

2021(2)
SME and mid corporate	11,227	520	2,161	747	14,655	376
Commercial Real Estate	4,344	204	220	81	4,849	46
Social Housing	7,799		140		7,939	3
	23,370	724	2,521	828	27,443	425
(1)    Includes committed facilities and derivatives.
(2)New customer management systems have introduced improved portfolio segmentation information. This has led to a realignment of portfolio segmentation and improved the identification of portfolios of particular interest. Due to this a restatement of the 2021 figures has taken place.
2022 compared to 2021
Across Corporate & Commercial Banking, watchlist exposure decreased, enhanced monitoring by 20% and proactive monitoring by 26% This followed the upgrading of cases as they stabilised after emerging from Covid-19 lockdowns especially in SME and Mid Corporates whilst CRE saw an increase in Proactive Management.
Stage 3 assets also decreased, down 31% with loss allowances decreasing by £31m (7%). The remaining Covid-19 related judgemental adjustments (JAs) were released. New JAs have been introduced to reflect the heightened risks of sectors and counterparties deemed most susceptible to current headwinds.

Loan modifications
Forbearance
The following table (audited) sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2022	2021
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	240	243
–Net modification gain/ (loss)	8	(5)
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	15	29

We only make forbearance arrangements for lending to customers. The balances (audited) at 31 December 2022 and 31 December 2021, analysed by their staging at the period–end and the forbearance we applied, were:

	2022	2021
	£m	£m
Stock(1)
–Term extension	98	150
–Interest-only	238	239
–Other payment rescheduling	219	204
	555	593
Of which:
–Stage 1	17	20
–Stage 2	173	303
–Stage 3	365	270
	555	593
Proportion of portfolio	2.0%	2.4%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

2022 compared to 2021
In 2022, forbearance stock decreased overall due to a single case that was first reported as forbearance in 2021, and was repaid in 2022. This was partially offset by a small increase in other cases.

Annual Report 2022	Santander UK plc 89

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

PORTFOLIOS OF PARTICULAR INTEREST
Introduction
Some types of lending have higher risk and others stand out for other reasons. We give more detail below on the following areas of particular interest.

Portfolio	Description
Commercial Real Estate (CRE)	Lending to experienced, professional landlords mainly secured by tenanted UK property. The CRE market has seen regular cyclical downturns, and so is a portfolio of particular interest. We manage and report our CRE portfolio in Corporate & Commercial Banking.
In prior periods, we also gave a summary of our total Social Housing portfolio as we managed part of it in Corporate & Commercial Banking and part of it in Corporate Centre. With effect from 2022, we manage all our Social Housing portfolio in Corporate & Commercial Banking, as explained in Note 2 to the Consolidated Financial Statements. As a result, information on our total Social Housing portfolio is now presented in the main Corporate & Commercial Banking section.
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
In order to track and measure how our current lending activities contribute towards the reliance of fossil fuels, in 2022 we analysed our portfolio to identify fossil fuel exposures. We classified lending as a fossil fuel exposure if the counterparty engaged in any of the following activities:
–Oil & Gas: production and treatment including refining, transportation, storage and wholesale distribution
–Mining & Extraction: any coal mining or extraction activities
–Power Generation: clients for who coal-fired generation represents more than 10% of revenues on a consolidated basis.
At 31 December 2022, we had limited exposure to such counterparties, with these activities making up 0.4% of our Corporate and Commercial Banking lending to non-financial corporates. On an individually assessed basis, clients in these industries were highly rated and their markets remained highly liquid. We will continue to monitor, disclose and reduce lending which contributes to ongoing fossil fuel use.

Commercial Real Estate
Credit performance
The table below shows the main CRE credit performance metrics at 31 December 2022 and 31 December 2021.

	Customer loans	Stage 3	Stage 3 Ratio	Gross write–offs	Total loss allowance
	£m	£m	%	£m	£m
2022	4,822	58	1.20	—	38
2021	4,345	79	1.82	25	46

LTV analysis
The table below shows the LTV distribution for our CRE total stock and Stage 3 stock (based on the drawn balance and our latest estimate of the property’s current value) of the portfolio at 31 December 2022 and 31 December 2021.

	2022				2021
	Stock		Stage 3		Stock		Stage 3
	Total	ECL	Total	ECL	Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	2,818	15	14	1	2,485	15	21	5
>50-70%	1,416	7	2	—	1,194	20	41	14
>70-100%	137	4	15	3	35	2	3	—
> 100%	67	—	1	—	37	1	5	1
Other portfolio (1)	359	12	26	7	594	8	9	3
Total with collateral	4,797	38	58	11	4,345	46	79	23
Development loans	25	—	—	—	—	—	—	—
	4,822	38	58	11	4,345	46	79	23
(1)    Smaller value transactions, mainly commercial mortgages.

Annual Report 2022	Santander UK plc 90

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Refinancing risk
At 31 December 2022, CRE loans of £964m (2021: £1,084m) were due to mature within 12 months. Of these, £17m or 1.8% (2021: £7m or 0.7%) had an LTV ratio higher than is acceptable under our current credit policy, £7m of which were reported as Stage 3 (2021: £4m).

Sector analysis

Sector	2022		2021
	£m	%	£m	%
Office	1,267	26	1,127	26
Retail	635	13	653	15
Industrial	749	16	457	10
Residential	853	18	720	17
Mixed use	641	13	526	12
Student accommodation	81	2	58	1
Hotels and leisure	212	4	210	5
Other	25	1	—	—
Small value transactions portfolio(1)	359	7	594	14
	4,822	100	4,345	100
1)    Mainly commercial mortgages.
2022 compared to 2021
The CRE portfolio is well diversified across sectors with no significant regional or single name concentration. In 2022, the market faced falling capital and rental yields along with structural changes in certain sub-sectors such as Retail and Office. However at 31 December 2022, the LTV profile of the portfolio remained conservative with £4,234m and 95% (2021: £3,679m and 98%) at or below 70% LTV. Almost two thirds of the CRE portfolio has an LTV below 50%.
Drawn customer loans increased by £477m. In 2022 , we maintained a prudent lending approach, with >99% of new business (2021: 100%) written at or below 60% LTV. The weighted average LTV of the CRE portfolio was 46%.
Drawn facilities subject to enhanced monitoring decreased by 48% to £102m (2021: £198m). Drawn facilities subject to proactive management increased by 115% to £473m (2021: £220m). Stage 3 exposures decreased to £58m (2021: £79m).

Annual Report 2022	Santander UK plc 91

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

CORPORATE CENTRE – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 74 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	68,349	—	—	—	—	—	68,349	—
Transfers from Stage 1 to Stage 2(3)	—	—	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	—	—	—	—	—	—	—	—
Transfers to Stage 3(3)	—	—	—	—	—	—	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	—	—	—	—	—	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	—	—	—	—	—
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	—	—	—	—	—	—	—	—
Redemptions, repayments and assets sold (7)	(8,901)	—	—	—	—	—	(8,901)	—
Changes in risk parameters and other movements(6)	(738)	—	—	—	—	—	(738)	—
Assets written off (7)	—	—	—	—	—	—	—	—
At 31 December 2022	58,710	—	—	—	—	—	58,710	—
Net movement in the period	(9,639)	—	—	—	—	—	(9,639)	—

ECL charge/(release) to the Income Statement						—		—
Less: Discount unwind						—		—
Less: Recoveries net of collection costs						—		—
Total ECL charge/(release) to the Income Statement		—		—		—		—

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	72,575	35	—	—	—	—	72,575	35
Transfers from Stage 1 to Stage 2(3)	—	—	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	—	—	—	—	—	—	—	—
Transfers to Stage 3(3)	—	—	—	—	—	—	—	—
Transfers from Stage 3(3)	—	—	—	—	—	—	—	—
Transfers of financial instruments	0	—	—	—	—	—	—	—
Net ECL remeasurement on stage transfer(4)	—	—	—	—	—	—	—	—
Change in economic scenarios(2)	—	—	—	—	—	—	—	—
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	—	—	—	—	—	—	—	—
Redemptions, repayments and assets sold (7)	(3,749)	(18)	—	—	—	—	(3,749)	(18)
Changes in risk parameters and other movements(6)	(477)	(17)	—	—	—	—	(477)	(17)
Assets written off (7)	—	—	—	—	—	—	—	—
At 31 December 2021	68,349	—	—	—	—	—	68,349	—
Net movement in the period	(4,226)	(35)	—	—	—	—	(4,226)	(35)

ECL charge/(release) to the Income Statement		(35)		—		—		(35)
Less: Discount unwind		—		—		—		—
Less: Recoveries net of collection costs		—		—		—		—
Total ECL charge/(release) to the Income Statement		(35)		—		—		(35)

Annual Report 2022	Santander UK plc 92

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. derivatives.

Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate Centre
Sovereign and Supranational	47,040	1,077	—	—	—	—	—	—	48,117
Structured Products	136	1,162	875	—	—	—	—	—	2,173
Financial Institutions	1,191	672	521	26	—	—	—	—	2,410
	48,367	2,911	1,396	26	—	—	—	—	52,700
Of which:
Stage 1	48,367	2,911	1,396	26	—	—	—	—	52,700
Stage 2	—	—	—	—	—	—	—	—	—
Stage 3	—	—	—	—	—	—	—	—	—

2021
Corporate Centre
Sovereign and Supranational	55,061	1,051	—	—	—	—	—	—	56,112
Structured Products	573	1,064	197	41	—	—	—	—	1,875
Financial Institutions	479	533	345	7	—	—	—	—	1,364
	56,113	2,648	542	48	—	—	—	—	59,351
Of which:
Stage 1	56,113	2,648	542	46	—	—	—	—	59,349
Stage 2	—	—	—	2	—	—	—	—	2
Stage 3	—	—	—	—	—	—	—	—	—
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
(2)Commercial mortgages and residual structured and asset finance loans (shipping, aviation and structured finance).

2022 compared to 2021
Committed exposures decreased by 11.2% mainly driven by UK Sovereign and Supranational exposures, as part of normal liquid asset portfolio management, which reduced by 14.2%. The portfolio profile remained short-term, reflecting the purpose of the holdings.

Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2022					2021
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	43,936	1,886	83	2,212	48,117	52,297	950	469	2,396	56,112
Structured Products	1,379	422	4	368	2,173	1,219	656	—	—	1,875
Financial Institutions	988	1,005	230	187	2,410	504	565	81	214	1,364
	46,303	3,313	317	2,767	52,700	54,020	2,171	550	2,610	59,351

Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. In Corporate Centre committed exposures were all fully performing at 31 December 2022 and 31 December 2021.

Loan modifications (audited)
There were no loan modifications made in 2022 and 2021.

Annual Report 2022	Santander UK plc 93

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Traded market risk is the risk of changes in market factors that affect the value of the positions in the trading book. We have no significant traded market risk exposure.
In this section, we set out which of our assets and liabilities are exposed to non-traded and traded market risk. Then we explain how we manage these risks and discuss our key market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was £241m and to ‑100bps was £(197)m (2021: £318m and £(440)m).
Economic Value of Equity (EVE) sensitivity to +100bps was £(487)m and to ‑100bps was £635m (2021: £(431)m and £184m).

BALANCE SHEET ALLOCATION BY MARKET RISK CLASSIFICATION (AUDITED)
We classify all our assets and liabilities exposed to market risk as non-traded market risk, except for certain portfolios that we must classify as trading books for regulatory purposes (such as selling derivatives or derivative-based products to clients), of which we must fair value for accounting reasons (such as assets in the eligible liquidity pool). For accounting purposes, we classify all derivatives as held for trading unless they are designated as being in a hedging relationship. For more, see Note 11 to the Consolidated Financial Statements.

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
Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Bank of England bank rate, reserve rate linked assets we deposit with central banks, and the Sterling Overnight Index Average (SONIA) rate.

Spread risk	Spread risk arises when the value of assets or liabilities which are accounted for at fair value (either through Other Comprehensive Income or through Profit and Loss) are affected by changes in the credit spread. We measure these spreads as the difference between the discount rate we use to value the asset or liability, and an underlying interest rate curve.
Foreign exchange risk	Our banking businesses operate mainly in sterling markets, so we do not create significant foreign exchange exposures. The only exception to this is money we raise in foreign currencies. For more on this, see ‘Wholesale funding’ in the ‘Liquidity risk’ section.
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

NON-TRADED MARKET RISK MANAGEMENT
Risk appetite
Our Structural and Market Risk framework sets out our high-level arrangements and standards to manage, control and oversee non-traded market risk, and is part of our overall Risk Framework. Our Risk Appetite sets the controls, risk limits and key risk metrics for non-traded market risk. We show risk appetite by the income and value sensitivity limits we set in our Risk Appetite, at both Santander UK and Banco Santander group levels.
Risk measurement
We mainly measure our exposures with NII and EVE sensitivity analysis. We support this with VaR risk measures and stress testing. We also monitor our interest rate repricing gap. We regularly review our risk models and metrics including underlying model assumptions to ensure they continue to reflect the risks inherent in the current rate environment and regulatory expectations.

Annual Report 2022	Santander UK plc 94

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

NII and EVE sensitivities (audited)
The calculations for NII and EVE sensitivities involve many assumptions, including expected customer behaviour (such as early repayment of loans) and how interest rates may move. These assumptions are a key part of our overall control framework, so we update and review them regularly. Our NII and EVE sensitivities include the interest rate risk from all our banking book positions. Our banking book positions generate almost all our reported net interest income.

NII sensitivity
NII sensitivity is an income-based measure we use to forecast the changes to interest income and interest expense in different scenarios. It gives us a combined impact on net interest income over a given period – usually 12 or 36 months.

We calculate NII sensitivity by simulating the NII using 2 yield curves. The difference between the 2 NII totals is the NII sensitivity.

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
Value at Risk (VaR) (audited)

VaR
–VaR indicates the losses that we might suffer because of unfavourable changes in the markets under normal (non-stressed) market conditions.
We run a historical simulation using historical daily price moves to find how much we might lose, normally at a 99% confidence level.

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
Stress testing scenarios
Simple stress tests (like parallel shifts in relevant curves) give us clear measures of risk and a consistent starting point for setting limits. More complex, multi-factor and multi-time period stress tests give us information about specific potential events. They can also test outcomes that we might not capture through parallel stresses or VaR-type measures. We use stress tests to estimate losses in extreme market events beyond the confidence level used in VaR models.
We can adapt our stress tests to reflect current concerns such as climate change risk, the Covid-19 pandemic and other macroeconomic events or changing market conditions. We run individual business area stresses and Santander UK-wide scenarios.
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

Risk mitigation (audited)
We typically hedge the interest rate risk of the securities we hold for liquidity and investment purposes with interest rate swaps. We retain spread exposures, and these are the key drivers of the VaR and stress tests we use to assess the risk of the portfolio. We mitigate Income Statement volatility mainly through hedge accounting. We monitor any hedge accounting ineffectiveness that might lead to Income Statement volatility with a VaR measure and trigger, reported monthly. For our accounting policies for derivatives and hedge accounting, see Note 1 to the Consolidated Financial Statements.
We hedge our foreign currency funding positions back to sterling, so our foreign exchange positions tend to be residual exposures that remain after hedging. These exposures could be, for example, to ‘spot’ foreign exchange rates or to cross currency basis. We monitor foreign exchange risk against absolute net exposures and VaR-based limits and triggers.
For more on this, see ‘Funding strategy‘ and ‘Term issuance’ in the ‘Liquidity risk’ section.
Risk monitoring and reporting (audited)
We monitor our non-traded market risks using sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and ERCC each month. The VaR we report captures all key sources of volatility (including interest rate and spread risks) to fully reflect potential volatility.

Annual Report 2022	Santander UK plc 95

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantaneously to the yield curve at 31 December 2022 and 31 December 2021 In 2022, we moved to focus on 100 basis points (bps) from previously disclosed sensitivities of 50bps and 25bps. The shift reflects a more realistic stress in the current rate environment. We have replaced the previously disclosed sensitivities of 50bps and 25bps for 2021 with 100 bps sensitivities for consistency with 2022.

	2022		2021
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity (audited)(1)	241	(197)	318	(440)
EVE sensitivity	(487)	635	(431)	184
Based on modelling assumptions of repricing behaviour.

Basis risk
We report basis risk using the EaR approach.

	2022	2021
	£m	£m
Basis risk EaR	2	2

Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2022	£m	£m	£m	£m	£m	£m	£m
Assets	106,980	44,748	79,006	52,489	5,249	14,123	302,595
Liabilities	135,801	30,262	58,526	51,161	3,833	25,023	304,606
Off-balance sheet	31,378	(16,133)	(16,972)	723	3,015	—	2,011
Net gap	2,557	(1,647)	3,508	2,051	4,431	(10,900)	—

2021
Assets	111,211	45,979	77,726	44,418	7,191	16,930	303,455
Liabilities	190,649	17,328	25,735	16,108	28,733	25,551	304,104
Off-balance sheet	27,369	(18,508)	(19,842)	3,447	8,183	—	649
Net gap	(52,069)	10,143	32,149	31,757	(13,359)	(8,621)	—

Spread risk
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2022	2021
	£m	£m
VaR	3	4
Worst three month stressed loss	46	56

2022 compared to 2021
We regularly review our risk models and metrics including underlying modelling assumptions to ensure they continue to reflect the risks inherent in the current rate environment and incorporate regulatory expectations.
NII Sensitivity to a -100bps stress reduced to £(197)m (2021: £(440)m) as the risk of margin compression as a result of customer deposit rates becoming floored reduced in the higher rate environment. The NII sensitivity to a +100bps parallel stress reduced to £241m (2021: £318m), as the mix of customer liabilities changed in the higher rate environment.
EVE Sensitivity to a +100bps stress increased to £(487)m (2021: £(431)m) in the higher rate environment. This was driven by changes in the mix of customer liabilities, offset by a reduction in the profile of the structural position and customer behaviour in response to higher rates.

TRADED MARKET RISK
We have no significant traded market risk exposure. Our only exposure to traded market risk comes from providing permitted financial services to permitted customers. Our exposures are affected by market movements in interest rates, credit spreads, and foreign exchange rates. Traded market risk can reduce our net income. We hedge risks from client trades, and our books are as close to back-to-back as possible, with market risk hedged with Banco Santander SA or CCPs. This is required by Banking Reform legislation. We have two trading desks. The Link Desk transacts derivatives with our corporate clients that are permitted under the ring-fencing regime. The Retail Structured Products desk (RSP) sells investments to retail investors, through our UK branches and other channels. We calculate market risk capital using standard rules.
The Internal VaR for exposure to traded market risk at 31 December 2022 was less than £1m (2021: less than £1m).

Annual Report 2022	Santander UK plc 96

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Key metrics LCR of 157% (2021: 168%) DoLSub LCR of 152% (2021: 166%) Wholesale funding with maturity <1 year £11.0bn (2021: £10.2bn) DoLSub LCR eligible liquidity pool of £46.3bn (2021: £51.4bn)

OUR KEY LIQUIDITY RISKS (audited)
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
We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates and investment funds. We access the wholesale funding markets through the issuance of capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 26 and 27 in the Consolidated Financial Statements.
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
Under the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows them to collectively meet regulatory requirements to manage liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.
Risk appetite
Our LRA is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed regulatory rules. In line with our liquidity management principles, we avoid an over-reliance on funding from a single product, customer or counterparty. We also maintain enough unencumbered customer assets to support current and future funding and collateral requirements and maintain enough capacity to monetise liquid assets and other counterbalancing capacity on a timely basis.
Our LRA is proposed to the Risk division and the Board, which is then approved under advice from the Board Risk Committee. Our LRA, in the context of our overall Risk Appetite, is reviewed and approved by the Board each year, or more often if needed.

Annual Report 2022	Santander UK plc 97

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Our liquidity management framework is split between short-term and strategic activities. Our short-term activities focus on intra-day collateral; management and maintaining liquid assets to cover unexpected demands on cash in a stress, such as large and unexpected deposit withdrawals by customers and loss of wholesale funding. Our strategic activities focus on ensuring we are not over reliant on any one source for funding and that we avoid excessive concentrations in the maturity of our funding.
We regularly test the liquidity of our eligible liquidity pool, in line with PRA and Basel rules. We do this by realising some of the assets by repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool. As well as our eligible liquidity pool, we always hold a portfolio of unencumbered liquid assets. Our LRA and PRA requirements determine the size and composition of this portfolio. These assets give us a source of contingent liquidity, as we can realise some of them in a stress to create liquidity by repurchase or outright sale to the market.
Stress testing
Our liquidity stress testing framework is central to our LRA measurement and monitoring. To fit with our risk appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and appropriate management actions.
Our Risk division runs a range of stress tests. Our LRA stress test is a combination of three tests that cover idiosyncratic, market-wide and combined scenarios.
Our other tests consider scenarios such as a global economic slowdown that results in reduced confidence in banks, a slowdown in a major economy or a decline in access to liquidity. These are considered on both an acute and protracted basis. We also run severe combined stress tests which look at both a deep and prolonged UK recession that results in a reduction in wholesale funding availability and an idiosyncratic shock that would lead to retail and commercial outflows. We run a climate change stress, that assumes severe physical risks results in a reduction in retail deposits, increased use of corporate lending facilities and an increase in mortgage defaults.
We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.
We monitor our LCR to ensure we continue to meet the requirements. We also monitor the Net Stable Funding Ratio (NSFR), which was implemented on 1 January 2022.
Risk mitigation (audited)
The Board aims to make our balance sheet resilient at all times and for it to be perceived as such by stakeholders. This preserves our short and long-term viability. The Board recognises that as we are involved in maturity transformation, we cannot hold enough liquidity to cover all possible stress scenarios. The Board requires us to hold enough liquidity to make sure we will survive three plausible but severe stress scenarios (our LRA stress test, described above). We do this by maintaining a prudent balance sheet structure and approved liquid resources.
Recovery and Resolution framework
The CFO is the accountable SMF for recovery and resolution and the related work is managed by the CFO division. They are overseen by the Board Audit Committee and the Board.
We review and refresh our recovery plan each year. It sets out the risks, the indicators we use to monitor these risks, and the actions we can take to mitigate a capital, liquidity or combined stress event. We are confident that we have sufficient credible and executable options to respond to a wide variety of stresses, be they market-wide or idiosyncratic, in a timely and effective manner. Recovery indicators are both qualitative and quantitative and are embedded into risk frameworks. We monitor recovery capacity, headroom to recovery triggers and recovery indicators regularly. If necessary, we would invoke recovery early to mitigate the effects of a stress and restore our financial position and balance sheet strength.
We submitted our first self-assessment of our resolvability to the PRA in October 2021 and made targeted updates to it in February 2022. On 10 June 2022 we published our first resolvability public disclosure. This concludes that we have put in place capabilities that enable us to meet the Bank of England’s resolution outcomes and that these are sufficiently flexible, so that they can be adapted to the specifics of failure as it unfolds, in order to credibly support the resolution in practice. Our capabilities are underpinned by comprehensive governance, testing and assurance arrangements, which seek to ensure that our resolution readiness is maintained and, where appropriate, enhanced on an ongoing basis. On the same day, the Bank of England published its own assessment of UK major banks’ resolvability arrangements. The Santander UK specific section of the Bank of England’s disclosure confirms that the Bank of England has not identified any material issues in relation to our approach to achieving the three resolution outcomes set out in the Resolvability Assessment Framework.

Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the BRC.

Annual Report 2022	Santander UK plc 98

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 31 December 2022 and 31 December 2021.

RFB DoLSub LCR(1)
	2022	2021
	£bn	£bn
Eligible liquidity pool (liquidity value)(2)	46.2	51.3
Net stress outflows	(30.4)	(30.9)
Surplus	15.8	20.4
Eligible liquidity pool as a percentage of anticipated net cash flows	152%	166%

(1) The RFB LCR was 157% (2021:168%).
(2) The liquidity value is calculated as applying an applicable haircut to the carrying value.

LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2022 and 31 December 2021. It also shows the weighted average carrying value in the year.

RFB DoLSub	Carrying value						Weighted average carrying value in the year
	2022			2021			2022	2021
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	42.1	—	42.1	45.9	—	45.9	43.5	40.6
Government bonds	2.9	—	2.9	4.2	—	4.2	3.8	7.0
Supranational bonds and multilateral development banks	0.3	—	0.3	0.2	—	0.2	0.1	0.3
Covered bonds	0.1	0.9	1.0	0.8	—	0.8	0.9	1.1
Asset-backed securities	—	—	—	—	0.3	0.3	0.1	0.4
Equities	—	—	—	—	—	—	—	—
	45.4	0.9	46.3	51.1	0.3	51.4	48.4	49.4
Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2022 and 31 December 2021. The composition of the pool is consistent with the currency profile of our net liquidity outflows.

RFB DoLSub	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2022	0.8	1.3	44.2	—	46.3
2021	0.8	0.4	50.2	—	51.4

Net Stable Funding Ratio (NSFR)
The NSFR was implemented on 1 January 2022.

NSFR	RFB DoLSub
2022	135%
2022 compared to 2021
We remain in a strong liquidity position. We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 31 December 2022, the LCR and NSFR significantly exceeded regulatory requirements.

Annual Report 2022	Santander UK plc 99

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK MANAGEMENT
Funding strategy
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with the LRA and regulatory liquidity and capital requirements.
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
Behavioural maturities
The contractual maturity of our balance sheet assets and liabilities highlights the maturity transformation that underpins the role of banks to lend long term, but to fund themselves mainly with shorter-term liabilities, like customer deposits. We do this by diversifying our funding operations across a wide customer base, both in numbers and by type of depositor. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. We model behaviour profiles using our experience of customer behaviour. We use this data to determine the funds transfer pricing rates at which we reward and charge our business units for sources and uses of funds. We apply this rate until a customer changes to a different product or service offered by us or by one of our competitors.
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
Our immediate parent Santander UK Group Holdings plc is the issuer of capital and MREL/Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt. Under CRR II, G-SIBs have been subject to the MREL standard. As part of this, UK resolution entities that are G-SIBs or are part of a G-SIB, including our immediate parent Santander UK Group Holdings plc, are required to meet the MREL minimum requirements, implemented through the Bank of England Statement of Policy on MREL in the UK. From 1 January 2020, the MREL requirement is the higher of (i) two times the Pillar 1 capital requirements and one times their Pillar 2A add-ons; (ii) 6% of CRR leverage exposures or (iii) two times the minimum leverage ratio requirement. The MREL requirements have been fully implemented from 1 January 2022.

The Company is subject to internal MREL as it meets the requirements of a material subsidiary of our ultimate parent Banco Santander SA.
We also access the wholesale markets through securitisations of certain assets of our operating subsidiaries. We also have access to UK Government funding schemes. Eligible collateral for these schemes includes all collateral that is eligible in the Bank of England’s Discount Window Facility. We ensure that enough collateral is placed and available at the Discount Window.

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

Annual Report 2022	Santander UK plc 100

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK REVIEW
Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2022 and 31 December 2021.

		Balance sheet line item
	Funding analysis	Deposits by banks(3)	Deposits by customers(1)	Repurchase agreements - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments(2)
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	0.5	0.5	—	—	—	—	—	—
Certificates of deposit and commercial paper	4.7	—	—	—	—	4.7	—	—
Senior unsecured – public benchmark	14.3	—	4.6	—	—	9.7	—	—
–privately placed	0.6	—	0.1	—	0.4	0.1	—	—
Covered bonds	14.9	—	—	—	—	14.9	—	—
Securitisation and structured issuance	1.0	—	—	—	—	1.0	—	—
TFSME	25.0	25.0	—	—	—	—	—	—
Subordinated liabilities and equity	3.9	—	—	—	—	—	1.9	2.0
Total wholesale funding	64.9	25.5	4.7	—	0.4	30.4	1.9	2.0
Repos	8.0	—	—	8.0	—	—	—	—
Foreign exchange and hedge accounting	1.6	—	0.1	—	—	1.1	0.4	—
Other	3.4	3.0	—	—	0.4	—	—	—
Balance sheet total	77.9	28.5	4.8	8.0	0.8	31.5	2.3	2.0

2021
Deposits by banks	0.2	0.2	—	—	—	—	—	—
Certificates of deposit and commercial paper	5.1	—	—	—	—	5.1	—	—
Senior unsecured – public benchmark	12.3	—	5.8	—	—	6.5		—
–privately placed	0.6	—	0.1	—	0.5	—	—	—
Covered bonds	12.5	—	—	—	—	12.5	—	—
Securitisation and structured issuance	0.7	—	—	—	—	0.7	—	—
TFSME	31.9	31.9	—	—	—	—	—	—
Subordinated liabilities and equity	4.1	—	—	—	—	—	1.9	2.2
Total wholesale funding	67.4	32.1	5.9	—	0.5	24.8	1.9	2.2
Repos	11.7	—	—	11.7	—	—	—	—
Foreign exchange and hedge accounting	1.1	—	0.1	—	—	0.7	0.3	—
Other	2.1	1.8	—	—	0.3	—	—	—
Balance sheet total	82.3	33.9	6.0	11.7	0.8	25.5	2.2	2.2
(1)This is included in our balance sheet total of £195,568m (2021: £192,926m).
(2)Consists of £nil (2021: £nil ) fixed/floating rate non-cumulative callable preference shares, £0m (2021: £235m) Step-up Callable Perpetual Reserve Capital Instruments and £1,956m (2021: £1,956m) Perpetual Capital Securities. See Notes 44 and 33 to the Consolidated Financial Statements.
(3)Other consists of items in the course of transmission and other deposits. See Note 24 to the Consolidated Financial Statements.

Annual Report 2022	Santander UK plc 101

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.
For details of the maturities of financial liabilities and off-balance sheet commitments, see Note 39 to the Consolidated Financial Statements.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc(1)
Senior unsecured – public benchmark	0.8	0.7	—	0.6	0.8	2.9	1.6	6.4	1.6	12.5
–privately placed	—	—	—	—	—	—	—	0.1	—	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	—	—	—	—	0.5	1.2	1.0	2.7
	0.8	0.7	—	0.6	0.8	2.9	2.1	7.7	2.6	15.3
Other Santander UK plc
Deposits by banks	0.2	0.3	—	—	—	0.5	—	—	—	0.5
Certificates of deposit and commercial paper	1.2	3.2	0.3	—	—	4.7	—	—	—	4.7
Senior unsecured – public benchmark	0.3	—	—	—	—	0.3	0.9	0.3	0.3	1.8
–privately placed	—	—	—	—	—	—	0.1	0.2	0.2	0.5
Covered bonds	—	1.0	0.1	0.9	—	2.0	3.4	8.4	1.1	14.9
Securitisation & structured issuance(2)	0.1	—	0.1	—	—	0.2	0.1	0.6	0.1	1.0
TFSME	—	—	—	—	—	—	—	25.0	—	25.0
Subordinated liabilities	—	—	—	—	0.4	0.4	—	—	0.8	1.2
	1.8	4.5	0.5	0.9	0.4	8.1	4.5	34.5	2.5	49.6
Other group entities
Securitisation & structured issuance(3)	—	—	—	—	—	—	—	—	—	—

Total at 2022	2.6	5.2	0.5	1.5	1.2	11.0	6.6	42.2	5.1	64.9
Of which:
–Secured	0.1	1.0	0.2	0.9	—	2.2	3.5	34.0	1.2	40.9
–Unsecured	2.5	4.2	0.3	0.6	1.2	8.8	3.1	8.2	3.9	24.0

2021
Total at 2021	3.1	3.2	2.8	0.2	0.9	10.2	5.9	40.7	10.6	67.4
Of which:
–Secured	0.2	—	0.9	0.1	0.9	2.1	2.1	33.7	7.2	45.1
–Unsecured	2.9	3.2	1.9	0.1	—	8.1	3.8	7.0	3.4	22.3
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

2022 compared to 2021
–Together with our immediate parent, Santander UK Group Holdings plc, our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings.
–Our funding costs improved with maturities refinanced at lower cost. Total wholesale funding decreased in 2022.
–We repaid £6.9bn of TFSME, with £25.0bn outstanding at year-end. In 2022, we utilised TFSME drawings to support mortgage lending in H122, but a successful retail funding campaign towards the end of the year and above-planned secured funding meant we were able to repay drawings. We expect similar annual repayments over the next 3 years.
–We issued a total of £8.6bn. Maturities in 2022 were £5.3bn.
–At 31 December 2022, 83% (2021:85%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 37 months (2021: 47 months).
–Our structural hedge position increased, with an average of £110bn over the last 12 months, and an average duration of c2.5 years.
–Our level of encumbrance from external and internal issuance of securitisations and covered bonds decreased again in 2022.

Annual Report 2022	Santander UK plc 102

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2022 and 31 December 2021.

	2022				2021
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured – public benchmark	18	58	24	—	9	59	32	—
–privately placed	—	—	—	100	—	—	—	100
Subordinated liabilities and equity (incl. AT1)	75	25	—	—	73	27	—	—
	27	52	20	1	22	52	25	1
Other Santander UK plc
Deposits by banks	29	71	—	—	32	68	—	—
Certificates of deposit and commercial paper	56	42	2	—	45	53	2	—
Senior unsecured – public benchmark	18	62	20	—	14	46	40	—
–privately placed	95	—	5	—	92	—	6	2
Covered bonds	43	12	45	—	44	8	48	—
Securitisation & structured issuance	100	—	—	—	74	26	—	—
TFSME	100	—	—	—	100	—	—	—
Subordinated liabilities	48	52	—	—	57	43	—	—
	74	12	14	—	77	10	13	—

Total	63	21	16	—	66	18	15	1
Term issuance (audited)
In 31 December 2022, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	2022	2021
	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured – public benchmark	1.2	2.1	0.6	—	3.9	2.8
Subordinated debt and equity (inc. AT1)	0.8	—	—	—	0.8	0.2
	2.0	2.1	0.6	—	4.7	3.0
Other Santander UK plc
Securitisations and other secured funding	0.6	—	—	—	0.6	—
Covered bonds	1.8	0.8	1.4	—	4.0	—
Senior unsecured – public benchmark	—	—	—	—	—	—
–privately placed	0.1	—	—	—	0.1	0.1
TFSME	—	—	—	—	—	20.2
	2.5	0.8	1.4	—	4.7	20.3
Total gross issuances	4.5	2.9	2.0	—	9.4	23.3

Annual Report 2022	Santander UK plc 103

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Encumbrance
We encumber an asset if we pledge or transfer it as collateral against a liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce funding needs. Being able to pledge or transfer assets as collateral is a key part of a bank’s operations. The main ways we encumber assets are that we: enter into securitisation, covered bonds, and repurchase agreements to access medium and long-term funding; enter into short-term funding transactions (including repurchase agreements and stock borrowing) as part of our liquidity management; pledge collateral as part of participating in payment and settlement systems; and post collateral as part of derivatives activity. We control levels of encumbrance by setting a minimum level of unencumbered assets after we factor in our funding plans, whether we can use our assets for our future collateral needs, the impact of a stress and our current encumbrance level.
Assets classified as readily available for encumbrance include cash and securities in our eligible liquidity pool. They also include other unencumbered assets that give us a source of contingent liquidity. We do not rely on these extra unencumbered assets in our LRA, but we might use them in a stress. We can create liquidity by using them as collateral for secured funding or through outright sale. This includes excess collateral already in a secured funding structure and collateral pre-positioned at central banks that is available for use in secured funding. All other loans and advances are classified as not readily available for encumbrance, however, they may still be suitable for use in secured funding structures.

Encumbrance of customer loans and advances
We have issued securitised products to a diverse investor base through our prime mortgage-backed and other asset-backed funding programmes. We have raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages. For more on these programmes, see Notes 14 and 26 to the Consolidated Financial Statements.

On-balance sheet encumbered and unencumbered assets (audited)

	Encumbered with counterparties other than central banks				Assets positioned at central banks(3)		Unencumbered assets not pre-positioned with central banks
	Covered bonds	Securitis- ations	Other	Total		Readily available	Other available assets	Cannot be encumbered	Total	Total assets
2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)		—	1,330	1,330	893	41,967	—	—	42,860	44,190
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—	—	—	2,407	2,407	2,407
–Other financial assets at FVTPL	—	—	—	—	—	—	—	129	129	129
Financial assets at amortised cost:
–Loans and advances to customers	21,304	2,851	56	24,211	68,535	91,761	18,284	16,925	195,505	219,716
–Loans and advances to banks	—	—	163	163	—	—	—	829	829	992
–Repurchase agreements – non trading	—	—	—	—	—	—	—	7,348	7,348	7,348
–Other financial assets at amortised cost	—	—	48	48	—	108	—	—	108	156
Financial assets at FVOCI	—	—	4,365	4,365	—	1,659	—	—	1,659	6,024
Interests in other entities	—	—	—	—	—	—	—	252	252	252
Intangible assets	—	—	—	—	—	—	—	1,550	1,550	1,550
Property, plant and equipment	—	—	—	—	—	—	1,513	—	1,513	1,513
Current tax assets	—	—	—	—	—	—	—	478	478	478
Retirement benefit assets	—	—	—	—	—	—	—	1,050	1,050	1,050
Other assets	—	—	—	—	—	—	—	(592)	(592)	(592)
Total assets	21,304	2,851	5,962	30,117	69,428	135,495	19,797	30,376	255,096	285,213

2021
Cash and balances at central banks(1)(2)	—	—	1,580	1,580	918	45,641	—	—	46,559	48,139
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—	—	—	1,681	1,681	1,681
–Other financial assets at FVTPL	—	—	—	—	—	—	—	185	185	185
Financial assets at amortised cost:
–Loans and advances to customers	15,713	3,720	100	19,533	80,624	74,890	18,893	16,154	190,561	210,094
–Loans and advances to banks	—	—	478	478	—	—	—	691	691	1,169
–Repurchase agreements – non trading	—	—	—	—	—	—	—	12,683	12,683	12,683
–Other financial assets at amortised cost	—	—	—	—	—	506	—	—	506	506
Financial assets at FVOCI	—	—	4,363	4,363	—	1,488	—	—	1,488	5,851
Interests in other entities	—	—	—	—	—	—	—	201	201	201
Intangible assets	—	—	—	—	—	—	—	1,545	1,545	1,545
Property, plant and equipment	—	—	—	—	—	—	1,548	—	1,548	1,548
Current tax assets	—	—	—	—	—	—	—	347	347	347
Retirement benefit assets	—	—	—	—	—	—	—	1,572	1,572	1,572
Other assets	—	—	—	—	—	—	—	1,577	1,577	1,577
Total assets	15,713	3,720	6,521	25,954	81,542	122,525	20,441	36,636	261,144	287,098
(1)Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)Comprises pre-positioned assets and encumbered assets.

Annual Report 2022	Santander UK plc 104

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our business objectives, regulatory requirements and market expectations.
In this section, we set out how we are regulated. We explain how we manage capital on a standalone basis as a subsidiary in the Banco Santander group. We then analyse our capital resources and key capital ratios including our RWAs.
Key metrics CET1 capital ratio of 15.4% (2021: 16.1%) Total qualifying regulatory capital of £14.3bn (2021: £14.8bn)
THE SCOPE OF OUR CAPITAL ADEQUACY
Regulatory supervision
For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as part of the Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco Santander group, we do not have a guarantee from Banco Santander SA and we operate as a standalone subsidiary. As we are part of the UK sub-group regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.
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

CAPITAL RISK MANAGEMENT
The Board is responsible for capital management strategy and policy and ensuring that we monitor and control our capital within regulatory and internal limits. We manage our funding and maintain capital adequacy on a standalone basis. We operate within the capital risk framework and appetite approved by our Board. This reflects the environment we operate in, our strategy for each material risk and the potential impact of adverse scenarios or stresses on our capital.
Management of capital requirements (audited)
Our capital risk appetite aims to maintain capital levels appropriate to the level of stress applied, and the expected regulatory response. In:
–An adverse economic stress, which we expect once in 20 years, the firm should remain profitable and exceed all regulatory capital minimums at all times.
–A very severe economic stress, which we expect once in 100 years, and which has been designed to test any specific weaknesses of a firm’s business model, the firm should meet all regulatory capital minimums at all times. This is subject to using regulatory buffers designed to absorb losses in such a stress.
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
In 2022, we developed a Climate Internal Scenario Analysis (CISA) to help understand better the potential impact of climate change on our business portfolios and balance sheet. The CISA outputs will form the basis of our 2022 ICAAP for climate risk by helping show if we need to hold more capital for climate risks and help us prioritise our actions for the next five years.
We augment our regulatory minimum capital with internal buffers. We hold buffers to ensure we have enough time to take action against unexpected changes.

Annual Report 2022	Santander UK plc 105

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk mitigation
We designed our capital risk framework, policies and procedures to ensure that we operate within our Risk Appetite. We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries except for distributions between Santander UK entities in the ring-fenced bank sub-group and Santander UK entities that are not members of the ring-fenced bank sub-group, where the PRA is required to assess the impact of proposed distribution prior to payment. For details on our Recovery framework in the event of a capital stress, see 'risk mitigation' in the ‘Liquidity risk’ section.
At 31 December 2022, Santander UK plc (RFB), Cater Allen Limited, Santander ISA Managers Limited and certain other non-regulated subsidiaries within the RFB were party to the RFB Sub-Group Capital Support Deed dated 17 December 2021. These parties were permitted by the PRA to form a core UK group, as defined in the PRA Rulebook, a permission which will expire on 31 December 2024. Exposures of each of the regulated entities to other members of the core UK group were exempt from large exposure limits that would otherwise apply. These intra-group exposures were risk-weighted at 0% and excluded from leverage exposure on a solo as well as consolidated basis. The purpose the Deed was to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the RFB Sub-Group in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements. For more details, see Note 31.
Risk monitoring and reporting
We monitor and report regularly against our capital plan. We do this to identify any change in our business performance that might affect our capital. Each month, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital.

CAPITAL RISK REVIEW
Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the current and expected future regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical Capital Buffer (CCyB), and the Other Systemically Important Institutions Buffer (O-SII). Expected future regulatory CET1 requirements are impacted by the projected increase in the UK CCyB to 2% in July 2023.

Impact of IFRS 9 on regulatory capital
Our ECL methodology takes account of forward-looking data and covers a range of possible economic outcomes, and so provision movements may result in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of IRB model regulatory expected losses over provisions for exposures using the IRB approach. For such exposures (which include residential mortgages) the adverse impact on CET1 capital of provision increases from reserve movements is offset by the related reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Furthermore, the UK CRR transitional rules for the capital impact of IFRS 9 mean that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 are partly reduced until the end of 2024.
We reflect projections of ECL provisions in our capital position forecasting under base case and stress scenarios for ICAAP and capital management purposes. We also consider the dynamics of ECL in how we assess and manage capital risk. A period of economic instability, such as that seen in early 2020 due to the impacts of the Covid-19 pandemic, could significantly impact our results and our financial assets. It could also impact the amount of capital we have to hold. We take into account the volatility of ECL in our capital planning strategy.

Key capital ratios

	2022	2021
	%	%
CET1 capital ratio	15.4	16.1
AT1	2.8	2.9
Grandfathered Tier 1	—	0.2
Tier 2	2.2	2.7
Total capital ratio	20.4	21.9
The total subordination available to Santander UK plc senior unsecured bondholders was 20.4% (2021: 21.9%) of RWAs. Return on assets - profit after tax divided by average total assets was 0.49% (2021: 0.48%).
2022 compared to 2021
The CET1 capital ratio decreased 70bps to 15.4%. This was largely due to regulatory changes that took effect on 1 January 2022, and a special dividend paid in December 2022. The regulatory changes included the reintroduction of the full CET1 software asset deduction, and implementation of new definition of default regulatory guidance. The impact of increased RWAs £71.2bn (£68.1bn) and the special dividend were partially offset by post dividend retained earnings. We remain strongly capitalised with significant headroom to minimum requirements and MDA.
Total capital ratio decreased by 150bps to 20.4%, due to the lower CET1 capital ratio as outlined above and the reduction in AT1 and Tier 2 capital securities recognised following the end of the CRR Grandfathering period on 1 January 2022.

Annual Report 2022	Santander UK plc 106

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Regulatory capital resources (audited)
This table shows our qualifying regulatory capital:

	2022	2021
	£m	£m
CET1 capital	10,799	10,820
AT1 capital	1,956	2,119
Tier 1 capital	12,755	12,939
Tier 2 capital	1,548	1,816
Total regulatory capital(1)	14,303	14,755
(1)    Capital resources include a transitional IFRS 9 benefit at 31 December 2022 of £19m(2021: £21m).

AT1 capital
These are preference shares and innovative/hybrid Tier 1 securities. None of the instruments we issued before 1 January 2014 fully meet the CRD IV AT1 capital rules, which apply from that date. The instruments contribution to Tier 1 capital was phased out by CRD IV rules in 2021. The £750m Fixed Rate Reset Perpetual AT1 Capital Securities (net of issuance costs), the £800m Perpetual Capital Securities and the £500m Perpetual Capital Securities we issued since then fully meet the CRD IV AT1 capital rules.
Tier 2 capital
These are fully CRD IV eligible Tier 2 instruments and grandfathered Tier 2 instruments whose recognition as capital was phased out under CRD IV in 2021.
MREL recapitalisation
As at the end of 2022, we have down streamed £11.7bn of senior unsecured bonds from Santander UK Group Holdings plc as Internal MREL compliant, secondary non-preferential debt to Santander UK plc.

Risk-weighted assets
Total Risk-weighted assets at 31 December 2022 were £70.1bn (2021: £67.1bn), which are consistent with our regulatory filings.

Annual Report 2022	Santander UK plc 107

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
In this section, we explain how we manage and mitigate pension risk, including our investment and hedging strategies. We also discuss our key metrics and developments in the year.
Key metrics Funding Deficit at Risk was £860m (2021: £1,190m) Funded defined benefit pension scheme accounting surplus was £1,050m (2021: £1,572m)
OUR KEY PENSION RISKS
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
The Scheme, risk metrics and regulatory capital can be sensitive to changes in the assumptions of the key risk factors shown below.

Key risks	Description
Interest rate risk	The risk that a decrease in (long-term) interest rates causes an increase in the value of the Scheme’s liabilities that are not matched by an increase in the value of its assets.
Inflation risk	Annual pension increases are directly linked to RPI or CPI. The risk is that an increase in inflation causes an increase in the value of the Scheme’s liabilities that are not matched by an increase in the value of its assets.
Longevity risk	The Scheme’s liabilities are in respect of current and past employees and are expected to stretch beyond 2080 due to the long-term nature of the obligation. Therefore, the Scheme’s liabilities are also impacted by changes to the life expectancy of Scheme members over time.
Investment risk	The risk that the return on the Scheme’s assets is insufficient to meet the liabilities.
For more on our defined benefit schemes, including sensitivity analysis of our key actuarial assumptions, see Note 30 to the Consolidated Financial Statements.
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
Our defined benefit pension schemes affect capital in two ways:
–We treat an IAS 19 deficit as a liability on our balance sheet. We recognise deficit movements in Other Comprehensive Income, so this reduces shareholders’ equity and CET1 capital. We treat an IAS 19 surplus as an asset. This increases shareholders’ equity, but it is deducted in determining CET1 capital. An IAS 19 surplus/deficit is partially offset by a deferred tax liability/asset. These may be recognised for calculating CET1 capital depending on our overall tax position.
–The PRA takes pension risk into account in the Pillar 2A capital assessment in the annual ICAAP exercise. Pillar 2A is part of our overall regulatory requirement for CET1 capital, Tier 1 capital and total capital. For more on our regulatory requirements, see the ‘Capital risk’ section.

PENSION RISK MANAGEMENT
Scheme governance
For details of how the Scheme is governed and operates, see Note 30 to the Consolidated Financial Statements.
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
Risk measurement
Our key risk metrics include:

Key risk metrics	Description
Funding Deficit at Risk	We use a VaR and a forward-looking stress testing framework to model the Scheme’s assets and liabilities to show the potential deterioration in the funding position.
Required Return	This estimates the return required from the Scheme’s assets each year to reach a pre-defined funding target by a fixed date in the future.
Pensions Volatility	We use a VaR and a forward-looking stress testing framework to model the volatility in the pension-related capital deduction.
The Scheme invests in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. See Note 30 to the Consolidated Financial Statements for more details. The risks of these assets are included in the metrics described above.
We perform stress tests for regulators, including for ICAAPs and PRA stress tests. For more on our stress testing, see the 'Risk governance' section.

Annual Report 2022	Santander UK plc 108

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Climate change scenario testing was developed in 2021 and refined in 2022 giving us the capacity to simulate risk exposures over an extended time horizon. The Trustee adopted a target of net zero by 2050. This target is now factored into Trustee decision making.
Risk mitigation
The key tools we use to maintain the above key risk metrics within appetite are:

Key tools	Description
Investment strategies
The Trustee developed the following investment objectives to reflect their main duty to act in the best interests of Scheme beneficiaries:
–To maintain a diversified portfolio of assets of appropriate quality, security, liquidity and profitability to generate income and capital growth to meet, with new contributions from members and employers, the cost of current and future benefits that the Scheme provides
–To limit the risk that the assets fail to meet the liabilities
–To invest in a manner appropriate to the nature and duration of the expected future retirement benefit payments under the Scheme
–To minimise the Scheme's long-term costs by maximising asset returns net of fees and expenses whilst reflecting the objectives above.
The investment strategy is regularly reviewed, and its impact on Funding Deficit at Risk is considered.

Hedging strategies	The Trustee employs asset-liability matching arrangements including the use of liability driven investment strategies, and has a hedging strategy to reduce key market risks, mainly interest rate and inflation risk, but also currency risk. We monitor available collateral and liquidity with the objective of ensuring we have sufficient collateral and/or liquidity available to meet any margin calls.
Environmental, social and governance (ESG)	The Trustee has established a Sustainability Committee which is responsible for overseeing the Scheme’s policies, regulatory obligations and priorities in respect of climate change and wider ESG related matters.
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

PENSION RISK REVIEW
2022 compared to 2021
Asset de-risking continued in 2022 as part of the long-term goal to reduce the risk of the Scheme, in particular with listed equities being sold and investment grade corporate bonds being purchased. In 2022, the Scheme purchased a second annuity policy and entered into a second longevity swap. These covered most pensioners in the Scheme who retired since the first annuity purchase and longevity swap. There was also a significant focus on ensuring sufficient liquidity and collateral levels in the Scheme and securing a positive outcome for the 2022 triennial actuarial valuation with the Trustee.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At 31 December 2022, the Funding Deficit at Risk decreased to £860m (2021: £1,190m), mainly due to actions such as interest rate and inflation hedging, and the sale of growth assets, including listed equities, hedge funds and commercial property.
The impact from variations in the IAS 19 position on CET1 capital was not significant in 2022. For more on the impact of our defined benefit schemes on capital, see the ‘Capital risk’ section.
Accounting position
The accounting position deteriorated over 2022. The Scheme sections in surplus had an aggregate surplus of £1,050m at 31 December 2022 (2021: £1,572m) while there were no sections in deficit (2021: none). The overall funded position was a £1,050m surplus (2021: £1,572m surplus). There were also unfunded liabilities of £25mat 31 December 2022 (2021: £37m). The overall deterioration was mainly driven by negative asset returns over the period, partially offset by an increase in the discount rate due to rising gilt yields, and deficit contributions paid into the Scheme.
There remains considerable market uncertainty and while the actions above mitigate some of the impact of market movements on yields, our position could change materially over a short period.
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 30 to the Consolidated Financial Statements.

Maturity profile of undiscounted benefit payments
The Scheme’s obligation to make benefit payments extends over the long-term. This is expected to stretch beyond 2080. The graph below shows the maturity profile of the undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2022:

Annual Report 2022	Santander UK plc 109

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Operational risk & resilience

Overview
Operational risk is the risk of loss or adverse impact due to inadequate or failed internal processes, people and systems, or external events. Operational resilience is the ability to prevent disruption occurring to the extent practicable; adapt systems and processes to continue to provide services and functions in the event of an incident; return to normal running promptly when a disruption is over; and learn and evolve from both incidents and near misses. The combined ‘Operational Risk & Resilience Framework’ reflects the importance of operational resilience and the intrinsically close links between the management of operational risk and the operational resilience of the organisation - Operational Resilience is the outcome of executing sound Operational Risk practices.
In this section, we explain how we manage operational risk, with a focus on our top operational risks. These top operational risks may change each year depending on the relative movement in importance among all operational risks. We also describe our operational risk event losses and developments in the year.
Key metrics Operational risk losses (over £10,000, and excluding PPI) increased by 160% compared to 2021
OUR KEY OPERATIONAL RISKS
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
Our top operational risks are:

Key risks	Description
Cyber	We rely extensively on the use of technology to support our customers and to run our business. While technology allows us to develop and improve the way we serve our customers, it is critically important that we protect our customers’ data and provide them with a secure environment in which to deal with us. Failure to protect the data of Santander UK and its customers against theft, damage or destruction from cyber-attacks could cause operational disruption, unauthorised access, loss or misuse of data, breach of regulations, negative customer outcomes, financial loss or reputational damage. The value of the data itself, especially personal details of customers and employees is a focus of cyber criminals along with systems that enable cyber attacks to be monetised. It is therefore critical that we are resilient to cyber-attacks and can quickly recover from them.
Data Management	We use data in all of our services and products. Data Management risk is where this data does not support the business outcomes, either through incorrect decisions or offerings, due to issues with its data quality. Data quality issues may be caused by technology incidents or processing errors.
Fraud	Fraud can be committed by first parties (our customers), second parties (people known to our customers or us), third parties (people unknown to our customers or us), and internally by our staff. We are committed to protecting ourselves and our customers from fraud and to mitigating our fraud risk in an ever-evolving external fraud environment.
IT	As noted in Cyber, technology is vital to our processes and operations, and in providing service to our customers. IT risk arises from any event related to the use of technology supporting business processes, where the event may result in the unavailability or failure of systems or in processing errors that impact our customers or operations. This includes hardware or software failures, or issues caused by change.
People	People risks include all risks related to employees and third parties working for us, covering resource management, health, safety and wellbeing and employee relations. People risk is a transverse risk as resource capacity, capability, and engagement challenges impact all risk types. As we develop our working practices and adapt to changing circumstances, people impacts and risks continue to be key considerations.
Third party	We rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods. These include outsourced services, such as IT infrastructure including increasing use of the Cloud, software development and banking operations. Regulations require us to classify other legal entities in the Banco Santander group as external suppliers, so we manage them as third parties. Many suppliers are also shared across the sector and this could increase risk due to complexity and capacity issues at the third parties. The failure of a supplier may cause operational disruption, breach of data security or regulations, negative customer impact, financial loss or reputational damage.
Transformation and Change	Change risk arises in any activity that transforms our business strategy, operating environment, or products and services we provide to our customers. Management of change risks is an integral part of our governance and our focus, given the potential for impacts across all areas of non-financial risk. Failure to ensure change is appropriately considered, funded, executed and managed could result in operational disruption, poor customer outcomes, financial loss, reputational damage and may impede our ability to meet regulatory requirements.
We are also exposed to tax risk which, even though it is a lower risk for us, is still a high-profile risk and may include legacy items. We adopted the Code of Practice on Taxation for Banks in 2010.
OPERATIONAL RISK MANAGEMENT
Risk appetite
We set our operational risk appetite at a Santander UK group level and we express it through measures approved by the Board. These include risk statements and metrics set against our main non-financial risk event types. We also set lower level triggers, qualitative parameters and quantitative thresholds across our business. We monitor our risk profile and performance against the risk appetite under several key risk areas, and we have processes to identify, assess, manage and report risks and events. We incorporate Banco Santander group principles and standards, regulatory requirements and best practice, where applicable. Coverage across the seven CRD IV loss event types is comprehensive and aligns to the key risk areas approved by ERCC.

Annual Report 2022	Santander UK plc 110

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk measurement

The key components of the operational risk toolset we use to measure and mitigate risk are:

Operational risk toolset	Description
Operational risk and control assessments	Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite, and prioritise actions needed. Every area must identify and record their material risks, assess their controls for adequacy and then accept the risk or plan to address any deficiencies. We also use operational risk assessments and risk rating tools as key parts of change risk management.
Risk scenario analysis	We perform this across business units. It involves a top down assessment of our key operational risks. We update our scenarios each year. The analysis gives us insight into rare but high impact events and allows us to understand potential impacts and address issues.
Key indicators	Key indicators and their tolerance levels give us an objective view of risk exposure or the strength of a control at any point in time. They also show trends and give us early warning of potential increasing risk exposures. Of primary importance are our business-wide risk appetite indicators which show adherence to our risk appetite statements.
Operational risk event and loss management	Operational risk events occur when our controls do not operate as we planned and this leads to customer impact, financial loss, regulatory impacts and/or damage to our reputation. We use data from these processes to identify and correct any control weaknesses. We also use root cause analysis to identify emerging themes, to prevent or reduce the impacts of recurrence and to support risk and control assessments, scenario analysis and risk reporting. Our operational risk loss appetite sets the level of total operational risk loss (expected and unexpected) in any given year (on a 12-month rolling basis) that we consider to be acceptable. We track actual losses against our appetite, and we escalate as needed.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.
Risk mitigation
We mitigate our key operational risks in the following ways:

Key risks	Risk mitigation
Cyber	Protecting our customers, systems and data remains a top priority for us. We operate a layered defence approach which we regularly assess to ensure that it addresses the prevailing threats. We validate our controls using tests designed to replicate real-world cyber-attacks. Our cyber security experts assess our overall cyber security posture and report to management each month, and to ExCo, ERCC, BRC and Board at least twice a year. We assess cyber controls and risks each quarter using Banco Santander's Holistic Cyber Risk Framework. Keeping our systems secure is a bank-wide responsibility and we continue to enhance our staff training to support this. We also have targeted training for Board members, senior management and other employees. We continue to work with other banks through the Cyber Defence Alliance, where we share intelligence on cyber threats and effective strategies to counter them. We campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of cyber attacks. As part of this, we run customer education campaigns, and we offer advice through our online security centre. We also have a cyber insurance policy to give us comprehensive cover to respond and recover losses and damages from security or system failures and any impact of a data breach.
Data	We continue to monitor and mitigate data risk through enhanced governance structures and processes supported by effective deployment of our risk and control library. We assess Data risk each year as part of the Risk and Control Self-Assessment (RCSA) process and update our risk profile as needed. Our data management programme is a key enabler to ensuring our data is fit for purpose and making improvements to our underlying processes and data governance. We are also embedding Data Marketplace as a holistic system for data management across the bank, ensuring a more robust and comprehensive approach for managing data.
Fraud	We operate layered security controls combining prevention and detection controls, to mitigate risks. The current fraud environment is incredibly challenging, and as such our current Fraud Transformation programme contains several projects that are designed to reduce the risks to us and our customers. We are committed to taking a more preventative approach to mitigate these risks. To help support customers, over the past five years we have created a series of fraud education and media campaigns, many of which focus on drawing public attention to common frauds, such as purchase scams, investment fraud, and money mules, and how to avoid them.
IT	We proactively monitor technology platforms and applications through automated alerts to detect events that may impact their performance or availability. We investigate material events to identify the root cause and remedial actions needed. We escalate these events as needed through the Santander Early Escalation Notification (SEEN) Process, and we review them each quarter to identify trends we need to remediate. We assess IT risk each year as part of the RCSA process and update our risk profile as needed.
People	We monitor people risks through the use of a broad range of operational risk indicators covering capacity, capability, engagement and diversity and inclusion. These are reviewed and refreshed annually to track and monitor all people related measures. We mitigate people risk through adopting various attraction and retention strategies throughout the employee lifecycle, and by delivering a competitive employee value proposition including hybrid working. All significant people-related change initiatives must have Operational Risk Assessments conducted. We also have processes to capture and assess people-related events.
Third party	We identify and assess the risk profile of each of our third party arrangements before onboarding and throughout the relationship. We also identify and measure key third party risks within our operational risk and control assessments. We capture and assess related events, and use operational risk indicators to measure the third party risk profile of the business. We aim to ensure that our suppliers meet our risk and control standards beginning with on-boarding, throughout our relationship with them, and during off-boarding.
Transformation and change	Risk management of Transformation and Change is integrated within our project governance framework, known as One Governance, which brings together project planning and prioritisation, cost discipline and risk management of all project portfolios under one unified system environment. Projects are initially subject to rigorous review to ensure that demand funded is prioritised based on what the bank should, needs and wants to do for the benefit of our customers clients, colleagues and franchise, a process which incorporates risk and regulatory considerations. At an individual initiative level, the key risk management requirements are supported by an initial Project Risk Rating (PRR) which considers the risk an initiative poses to us and allows application of risk-based governance. An Executive Risk Summary (ERS) and an Operational Risk Assessment (ORA) are completed for all but very low risk rated projects. Our Change Risk Oversight Group assesses and manages risks at portfolio level. We continue to take a measured approach to executing risk and delivering cost savings, with a focus on prioritisation and capacity management.
Risk monitoring and reporting
Reporting is a key part of how we manage risk. We can identify exposures through our operational risk and control assessments, risk scenario analysis, key indicators, operational risk assessments and incidents and events. We report exposures for each business unit through regular risk and control forums. These include details of risk exposures and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our customers, reputation or finance by reporting them to key executives and committees. We use The Standardised Approach (TSA) to calculate our Pillar 1 operational risk capital. We use an internal model aligned to the CRD IV advanced measurement approach to validate our Pillar 2 capital needs.
Our crisis management framework covers all levels of the business. It sets out possible triggers and how we will manage a crisis, and we test it at least annually. If an event occurs, our business continuity plans help us recover as quickly as possible and we undertake post incident reviews to identify learnings.

Annual Report 2022	Santander UK plc 111

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

OPERATIONAL RISK REVIEW
2022 compared to 2021
Operational risk event losses
The table below shows our operational losses in 2022 and 2021 for reportable events with an impact over £10,000, excluding conduct risk events (which we discuss separately in the ‘Conduct and regulatory risk’ section), by CRD IV loss event types.

	2022		2021
	Value %	Volume %	Value %	Volume %
External fraud	27	95	30	89
Clients, products and business practices(1)	77	1	41	2
Business disruption and systems failures	(3)	—	14	1
Execution, delivery, and process management	(1)	4	15	8
	100	100	100	100
(1) 2% volume in 2021 was previously categorised as Employment practices and workplace safety
The value of our operational risk losses (events over £10,000) increased by 160% in 2022 largely due to the AML penalty and the continued increase in Fraud losses. In line with general industry trends, the value and volumes of losses due to cases of External Fraud increased by 138% and 119% respectively. We continue to enhance our anti-fraud measures to help protect our customers. Additionally, we have observed a rise in the number of events and losses prompted by the increasing level of change, resulting from delivery of regulation, industry developments and the need to further digitalise the business.

Cyber risk
Information and cyber security remain a top risk and a priority. We experienced no notable data and cyber security incidents in 2022. We continue to see increasing ransomware attacks across all sectors driven by compromises in supply chain tools and we expect this trend to continue. We continue to invest in the right skills and resources to manage data and cyber risk. We also continue to monitor the cyber threat from the conflict in Ukraine.
Data risk
in 2022, we continued to monitor data management risk through the enhanced governance structures and processes put in place by our Chief Data Officer. Our Data Programme is progressing with clearly defined deliverables that will improve our ability to manage data and enhance our data management capabilities, in line with our approved Data Strategy.
Fraud risk
Fraud against our customers and the bank remains a top risk and a priority. Fraud levels across UK banks continued to rise in 2022. Social engineering techniques used by fraudsters are a significant threat to customers and outside of the bank’s controls. As such, in line with peers, Authorised Push Payment (APP) fraud is our largest fraud type. We are focused on preventative measures and in response to increasing fraud attacks, we designed new fraud prevention tools to complement our existing prevention and detection systems and controls. We continue to deploy dynamic ‘scam warnings’ in our online banking payment process, enhancing fraud prevention controls for high-risk digital payments, presenting customers with tailored questions and warnings specific to their payment journey. We play an actively collaborate on fraud management with industry partners, through UK Finance and Stop Scams UK. In 2022, we continued our customer awareness campaigns on the most common frauds and scams.
IT risk
The importance of IT continued to be reiterated by some outages to customer services in 2022 and we continue progressing a wide programme to address the root causes and further reduce key risks within our IT estate. The programme is expected to deliver risk reduction over a three year horizon and progress is closely monitored though our risk governance.
People risk
This risk continues to be compounded by changes in operating models and the execution of our strategies. We continue to adapt and respond to these risks; in particular, the people risks associated with the phased relocation of our Head Office to Unity Place in Milton Keynes, which are under close monitoring and management. 2022 saw lower wellbeing-related absence but, in line with our peers, we continue to see raised attrition levels reflecting a more buoyant job market. Potential impacts on productivity are supported with our wellbeing and inclusion strategy, centred on helping colleagues through change. As appropriate, we advocate hybrid working to encourage colleagues to return to offices, and are providing support as external economic factors impact some colleagues.
Third party risk
We continue to rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of goods and services. In 2022, we continued to evolve our processes. This included implementing a new Third Party Risk Management process and amending contracts with suppliers.
Transformation and change
The way in which we operate, the technology we rely on, and how we interact with our customers and stakeholders is constantly evolving, and consequently, our ability as an organization to meet this change is a key priority. In 2022, we continued our transformation to simplify the bank, digitise processes and customer journeys, reduce cost, extend internal capabilities and ensure a resilient operating model. This included reducing our property footprint and significant delivery against a diverse transformation agenda with specific focus on a migration to the cloud, further digitalisation and managing obsolescence. Ensuring change does not result in unacceptable impacts on our risk profile underpins our strategic decisions and is robustly managed.
Operational Resilience
We have committed that, by 2025, we will address the vulnerabilities identified in the first operational resilience self-assessment approved by the Board and submitted to our regulators in March 2022. Achieving this will enhance our resilience, i.e. the ability of Santander UK to recover its Important Business Services (IBS) within Impact Tolerance levels to avoid intolerable harm to customers, the firm, or the market, with focus on vulnerable customers. In 2022, we focused on enhancing and testing our firm-wide recovery strategies and readiness to respond to a range of potential external events. Our operational resilience programme was subject to independent external review in January 2022 and received a satisfactory rating from Internal Audit in July 2022. A programme is in progress to remediate identified asset vulnerabilities which could directly affect our ability to recover our IBS within Impact Tolerances in the event of an outage. We have introduced resilience assessments across technology, data, people, third parties, and premises, which enhance our ability to monitor, oversee and action issues. Input to these assessments include scenario test outputs, post incident reviews, metrics, RCSAs, and event data. The Board continues to be actively engaged in the operational resilience journey and in March 2023 are to approve our annual operational resilience self-assessment.

Annual Report 2022	Santander UK plc 112

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Conduct and regulatory risk

Overview
We manage conduct and non-financial regulatory risk types in one framework to reflect their similarities.
Conduct risk is the risk that our decisions and behaviours lead to detriment or poor outcomes for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity.
Regulatory risk is the risk of financial or reputational loss, or imposition of or conditions on regulatory permission, as a result of failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.
In this section, we explain how we manage conduct and regulatory risk. We also describe our main conduct and regulatory provisions.

Key metrics Customer remediation provision was £90m (2021: £44m) Litigation and other regulatory provision was £136m (2021: £166m)
OUR KEY CONDUCT AND REGULATORY RISKS
Our purpose is to help customers and businesses prosper. To achieve this, we are committed to ensuring conduct strategy is embedded in our business, good outcomes for our customers is at the heart of what we do and that our proposition and initiative approval process, and systems, operation and controls are well designed and operating effectively. We see our key exposure to conduct and regulatory risk through the risk of errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and the failure to supervise, monitor or control the activities of our employees. All of these may result in the risk that we do not meet our customers’ needs, align to the expectations of our regulators, deliver the expected outcomes or observe required standards of market behaviour.
Our Conduct and Regulatory Framework is built on the following risks:

Key risks	Description
Regulatory	The risk that we fail to adhere to laws, regulations and codes which could have serious financial, reputational and customer impacts, including the risk that we may be adversely impacted by changes and uncertainty around UK and international regulations. We categorise regulatory risk into financial and non-financial risk aligned to our main regulators - the PRA and FCA - and other UK regulators and authorities. As part of the Banco Santander group, we are also impacted indirectly through regulation by the Banco de España (the Bank of Spain) and by the ECB through the SSM. We also fall within the scope of US regulation.
Product	The risk that we offer products and services that do not result in good outcomes for our customers.
Sales	The risk that we sell products and services without giving customers enough information to make an informed decision, that we do not provide appropriate advice, or that we fail to take account of customer vulnerability.
After-sale and servicing	The risk that failures of our operations, processes, IT or controls result in poor customer outcomes. This includes the risks that we do not give appropriate after-sale communications to customers, make it difficult for customers to contact us, or that we fail to take account of customer vulnerability. It also includes the risk that our systems and controls do not prevent or detect fraud.
Culture	The risk that we do not maintain a culture that encourages appropriate behaviours and puts the customer at the heart of what we do.
Competition	The risk of financial harm, criminal liability, customer harm or reputational damage that we may incur because we fail to comply with relevant competition law or being involved in any competition law investigation or proceedings.
Controls	The risk that we do not supervise our employees effectively or that our systems and controls do not prevent or detect misconduct.
CONDUCT AND REGULATORY RISK MANAGEMENT
Risk appetite
We aim to comply with all regulatory requirements, and we have no appetite to make decisions or operate in a way that leads to poor customer outcomes or which negatively impacts the market. Our Board approves our risk appetite each year, or more often if needed, and we cascade it to our business units through our risk framework and policies. We also agree lower level risk tolerance thresholds at least annually.
Risk measurement
Due to the links between our conduct, regulatory and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where exposures have a conduct or regulatory risk impact.
We support our conduct and regulatory risk framework and policies with tools that aim to identify and assess new and emerging conduct risks. These include:

Key tools	Description
Strategy and business planning	We align our overall corporate strategy, financial plans, risk appetite and operational capabilities through our annual process to set our strategy. We derive our business unit plans from our corporate strategy and they contain a view of conduct and regulatory risk.
Quality assurance	We subject sales and processes to internal quality assurance and, as needed, external monitoring.
Operational risk and control assessments	Our business and business support units assess our operational risks, systems and controls to give us a consolidated risk view across all our business areas. We complete the assessments through a central tool to evaluate and manage our residual risk exposures.
Scenario testing and horizon scanning	We consider conduct and regulatory risk in our scenario testing and review possible root causes and assumptions to determine the likelihood and impact, with actions to enhance our controls where required.
Conduct risk reporting	We use dashboards to give us a view of conduct risks across our business and manage conduct risk in line with our risk appetite.
Compliance monitoring	We carry out an annual conduct and regulatory risk assurance programme approved by the Board and tracked throughout the year.

Annual Report 2022	Santander UK plc 113

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk mitigation
Our conduct and regulatory risk framework and policies set out the principles, standards, roles and responsibilities and governance for conduct and regulatory risk, such as:

Policies	Description
Product approval	Our product approval process aims to minimise our conduct, regulatory or reputational risks in the design, marketing, sales and servicing of products and services. We assess our products and services within a formal framework to ensure they meet the needs and expectations of our customers, are within our risk appetite and agreed metrics, and to ensure processes and controls are in place.
Suitable advice and information for customers	We give guidance to advisers and staff on the key principles, requirements and ethical behaviours they must follow. This ensures our customers are sufficiently informed when they consider or make a buying decision.
Training and competence	We train our staff and require them to maintain a suitable level of competence to ensure customers can achieve appropriate outcomes. We invest in all our people to ensure that we achieve our mandatory risk objectives and that everyone acknowledges their personal responsibility to manage risk. We place focus on ensuring our colleagues are trained to recognise and support customers who may be vulnerable, or who may be experiencing financial stress, financial difficulty or financial abuse. We also have a dedicated Specialist Support Team that offers guidance to colleagues helping customers who may need more tailored solutions.
Fair treatment of vulnerable customers
Some customers may be impacted financially or personally as a result of their circumstances. Our Vulnerable Customer Policy gives business units a clear and consistent view of what vulnerability can mean and situations when customers may need more support. Our guidelines focus on identifying characteristics of vulnerability, understanding customer needs and the support and flexibility we can give to help. In addition to mandatory training, we train our customer-facing staff using real customer scenarios to enable our colleagues to deal with a wide range of sensitive issues. Our online Vulnerable Customer Support Tool gives our people more guidance and support, and our Specialist Support Team provides guidance for the most complex situations. We also consider vulnerability in every initiative, and adapt our technology to the needs of customers with vulnerability characteristics in our design and testing stages. We work with charities, authorities, trade associations and other specialists to develop our understanding of vulnerability.

Risk monitoring and reporting
We consider conduct and regulatory risk in all our business decisions. Our material conduct and regulatory risk exposures are subject to, and reported against, our conduct and regulatory risk appetite statement, as well as lower level triggers and thresholds for action. We monitor the position to ensure we provide appropriate outcomes and meet regulatory expectations. We have specific fora and committees such as our Conduct and Compliance Forum, and business specific risk management fora to make decisions on conduct and regulatory risks and we report to the ERCC and BRBC. Our risk and control fora support management to control risks in their business units. Reporting includes conduct risk dashboards, with metrics across common areas. These include policy breaches logged, quality assurance and complaints, and commentary on trends and root causes to enable us to take effective action.

CONDUCT AND REGULATORY RISK REVIEW
2022 compared to 2021
To fully consider customer and conduct impacts across our business, we maintain a strong focus on robust oversight and control of the customer journey across all our products and services. In 2022, we continued to build on our progress and remain vigilant in taking a customer-focused approach in developing strategy, products, services and policies that support fair customer outcomes and market integrity, in particular in the context of regulator and government driven initiatives. As part of this, we:
–Assessed the views and new policy areas in the FCA’s 2022/23 Business Plan. The key focus is on three main areas: reducing and preventing serious consumer harm; setting and testing higher standards; and promoting competition and positive change. We continue to consider and address these in our controls, product and service processes and frameworks, and we continue to adapt in line with the evolution of a digital economy.
–Delivered change to meet the evolving regulatory landscape, including changes brought about by the PSR: Confirmation of Payee Phase 2, Open Banking and PSD2, and the FCA consumer protection agenda.
–Following the implementation of the Contingent Reimbursement Model, a voluntary code to deal with authorised push payment (APP) fraud, we continue to engage with the industry and authorities, giving input and support to further develop the code's framework. We also considered the latest PSR proposals to give greater protection for consumers against APP scams.
–Further evolved our Financial Support team and SME support, with more investment in people and IT to ensure we continue to drive fair outcomes and can provide tailored support, whilst managing the anticipated increased inflow of customers affected by the rising cost of living. This included reviewing related FCA and LSB publications.
–Proactively contacted over 2 million customers who may be experiencing early signs of financial stress, to support them and try to help avoid longer term financial difficulty. We refer customers to internal and external sources of support and have ongoing customer engagement and support plans.
–Continued focus on financial support for our business customers as Pay As You Grow options have been exhausted for many BBLS customers and 3 year CBILS overdrafts are reaching maturity.
–Successfully transitioned to alternate reference rates for the vast majority of LIBOR agreements. Our focus remains on transitioning a small group of customers whose agreements still reference either synthetic Sterling LIBOR or USD LIBOR. We continue to contribute to FCA consultation papers on both.
–Continued to actively participate in schemes to ensure the long term future of access to cash, including supporting the set up of shared banking hubs and wider engagement with LINK and industry partners.
–Continued our Consumer Duty implementation programme remaining focused on ensuring that our product and services, communications, and control frameworks are enhanced to continue to support good customer outcomes.
Like all UK banks, we continue to see a demanding regulatory agenda focused on consumer outcomes and customer vulnerability, including Consumer Duty, and continue to evaluate the evolving regulatory environment, particularly in light of the FSM Bill, and the government's Edinburgh Reforms. Conduct risks will likely continue to rise in the near and medium-term, as banks deal with increasing numbers of personal and business borrowers who are impacted by the rising cost of living. When implementing change, we focus on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity. We also remain committed to protecting the personal data we collect and use, and respecting the data protection rights of our customers, our people and others associated with us.
For an update on key movements in our financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 29 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 31 to the Consolidated Financial Statements.

Annual Report 2022	Santander UK plc 114

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Financial crime risk

Overview
Financial crime risk is the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption.
In this section, we describe our key financial crime risks and explain how we manage and mitigate financial crime risk. We also describe developments in the year.

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

Annual Report 2022	Santander UK plc 115

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
We adhere to a strong governance and reporting schedule to our ERCC and Financial Crime Committee, including analysis of the risks on the horizon, key risk indicators and a directional indication of the risk profile. Throughout 2022, management continued to update the risk committees on management and mitigation of financial crime risks including our activities to understand and address emerging challenges. We enhanced our financial crime risk indicators for effective risk reporting to senior management. We also regularly report to the Board Risk Committee on financial crime risk, the impact on the business and the actions we are taking to mitigate the risk.

FINANCIAL CRIME RISK REVIEW
2022 compared to 2021
Protecting the communities we serve from the social and economic impacts of financial crime remains a top priority for Santander. The financial crime landscape continues to be complex, with evolving regulatory and legal requirements, geo-political factors and changing criminal methods influencing the risks we face.
Changes to UK and global sanctions regimes in 2022, most notably those arising from the global response to the conflict in Ukraine, added significant complexity and operational demand upon our financial crime controls in a compressed period. This complexity is anticipated to continue in 2023 and we continue to monitor external developments and respond to their impacts on our financial crime controls, and have increased our resources to do so.
FCA settlement on historical Business Banking AML controls
In December 2022, the FCA concluded an investigation in relation to anti-money laundering controls in our Business Banking division in the period 31 December 2012 to 18 October 2017 following the payment of a £108m financial penalty.
The FCA’s investigation focused on the identification, assessment and management of higher risk customers in our Business Banking division, including Money Services Businesses. It has now concluded, and no further action is anticipated by the FCA or any other authority in respect of this matter.
Santander UK takes its responsibilities regarding financial crime extremely seriously. For more, see Note 31. The Banco Santander group, including Santander UK, is fully committed to the fight against financial crime and will continue to meet all applicable financial crime regulations and legislation internationally and ensure effectiveness in our control environment.
Financial Crime Transformation Programme
Senior management and the Board engagement in the management of financial crime risk remains high, proportionate with one of our top risks. We continue to enhance our financial crime risk management capabilities across data, systems and subject matter expertise through our multiyear financial crime transformation and remediation programme. Continued areas of focus during 2022 includes;
–Ongoing training of colleagues in identifying, assessing, managing and reporting financial crime. Uplifting specialist role competencies through our Economic Crime Academy (ECA), enhancing the skill sets, knowledge and qualifications of key staff.
–Remediated data gaps in our customer records through back door remediation o help us manage financial crime risks.
–Maturing our Financial Crime Centre of Excellence to increase integration of financial crime risk management operations across our organisation.

Annual Report 2022	Santander UK plc 116

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

MODEL RISK
Generally, we consider a model to be a repeatable method that relies on assumptions to produce estimates of uncertain outcomes. Our key model risks arise from weaknesses and limitations in our models, or the incorrect use of a model. They include risks stemming from model data, systems, development, performance and governance. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests.

Model risk management	Description
Risk appetite	We express our model risk appetite through risk assessments of our material models. The Board is asked to agree this at least annually.
Risk measurement	We consider the percentage of models that have been independently assessed and the outcome of those reviews in measuring model risk. All models have assumptions and in general the more limitations those assumptions have, the higher the uncertainty and model risk.
Risk mitigation	We mitigate model risk through controls over how we use models throughout their life. We maintain a central model inventory that includes data on owners, uses and model limitations. We assess how important each model is to our business, and we track and resolve actions from independent reviews. We also maintain a clear approval path for new models and changes to existing models.
Risk monitoring and reporting	We report model risks and issues using management and control forums. We escalate issues when needed, or if our risk appetite is breached or showing adverse trends that could lead to future issues.
2022 compared to 2021
We maintain a risk-based approach to management and control, focusing on model monitoring and independent model reviews on our more material models, such as those for credit losses or those with specifically defined regulatory standards. We remain focused on all our models given the recent changes in economic factors, with a particular focus on inflation and Bank Rate.
In 2022, we significantly developed our regulatory models, focusing on capital adequacy, to comply with new regulatory technical standards for banks. We expect this trend to continue over the next two years in line with supervisory expectations. We also developed new models for ECL reporting, with a focus on residential mortgages and commercial lending. The new models are designed to improve the overall control environment and accuracy of our risk measurement. They will also enable us to eliminate some long-standing Judgemental Adjustments required due to limitations in prior models.
Changes to models due to the cessation of LIBOR were completed. All model updates were governed in line with the complexity of change and the materiality of underlying models. We also focused on the models we used to support the BoE climate change stress test. These were new types of models with much longer forecast horizons. We expect work to continue in this area in the coming years. We updated our toolsets to help manage and control model risk, implementing a tool that supports the end-to-end model risk lifecycle. The tool provides a register for all models and their uses, automated reporting and governance workflow. The tool also has full traceability.
LEGAL RISK
Legal risk includes the legal consequences of operational risk, such as breach of contract, and operational risk with legal origins, such as a legally defective contract. We manage legal risk as a standalone risk type to reflect the continued pace and breadth of regulatory change across financial services.

Risk management	Description
Risk appetite	We aim to make decisions and operate in a way that does not lead to legal risk. We have a low tolerance for residual legal risk.
Risk measurement	Due to the close links between our legal and operational risk frameworks, our tools to identify, assess, manage and report operational risks also apply where such exposures have a legal risk impact.
Risk mitigation	The Legal teams provide specialist advice and support to all business units to ensure we effectively manage legal risk. They help to implement a strong legal risk culture and decide whether legal advice should be sourced internally or externally.
Risk monitoring and reporting	Our internal legal risk reporting framework gives visibility of the Santander UK-wide legal risk profile. We provide regular updates of our key legal risks, issues or breaches, to senior management and the Board through our Legal & Corporate Governance Division.
2022 compared to 2021
Our legal risk profile remained heightened but broadly stable in 2022, reflecting the high number and value of legal risks that we continue to manage. We continued to evaluate the evolving legal and regulatory environment, particularly in light of the Financial Services and Markets Bill and other changes set out in the Government’s Edinburgh Reforms and the implications of the FCA’s new Consumer Duty. We continued to align our outsourcing and material contracts to ensure EBA Outsourcing compliance, PRA/FCA requirements on operational resiliency and continuity, and Schrems II. We focused on the mitigation of legal and reputational risk relating to the FCA enforcement investigation into historical anti-money laundering systems and controls in our Business Banking division which concluded in December 2022. While litigated PPI claim volumes stabilised, there remains on-going large scale complex PPI related litigation brought by AXA, and a German criminal and tax investigation relating to historical dividend tax arbitrage transactions. We continue to manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, mortgages and commissions. In January 2023, the Legal risk framework was retired following a structural change when the Legal function moved to the CFO Division, as described in 'How we define risk' in 'Risk Framework' in the 'Risk governance' section.

Annual Report 2022	Santander UK plc 117

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

STRATEGIC AND BUSINESS RISK
Strategic and business risk could impact our long-term success if it caused our business model to become out of date, ineffective, or inconsistent with our goals. This could arise if we fail to identify threats arising from the economy, regulation, competitors and/or changes in technology and customer expectations. It could also arise if we misjudge our capabilities, or ability to implement our strategy, or pursue initiatives that do not fit with our business model or miss opportunities we could benefit from.

Risk management	Description
Risk appetite	We have a low to moderate appetite for strategic and business risk. This limits the risks we are prepared to take to achieve our strategic objectives and is aligned to our balanced, customer-centric business model.
Risk measurement	Our Board and senior management regularly review potential risks in our operations and plans to ensure we stay within risk appetite.
Risk mitigation	We manage strategic and business risk by having a clear and consistent strategy that takes account of external factors and our own capabilities. We have an effective planning process which ensures we adapt our strategy to reflect changes in key risks and opportunities.
Risk monitoring and reporting	We closely track our business environment, including long-term trends that might affect us in the future. As part of this, we report a range of indicators.
2022 compared to 2021
Our business environment is always changing, and this affects how we do business. The post Covid-19 economic recovery was unexpectedly halted by the conflict in Ukraine bringing in geo-political uncertainties and exacerbating the cost of living crisis. We prudently managed our balance sheet in an increasing interest rate environment and are simplifying our operating model to offset pressures of the deteriorating macro environment. Mortgage volumes dropped post mini-budget and mortgage prices increased given increasing interest rates. We proactively reached out to our mortgage customers and gave them financial support where needed. We helped our customers manage their finances in a rising inflation environment by providing them with budget planning and management tools, as well as tips to cut spending. We will continue to work with all our customers through these difficult times and provide them targeted and practical support that they need.
We continue to face a demanding regulatory agenda and in July 2022, the FCA published the new Consumer Duty rules, which we are on track to deliver.
Climate change is a key part of our business decisions. In 2022, we complied with all climate change related regulation including engaging in the BoE's CBES. As part of the Banco Santander group, we have also set ourselves Green Finance targets until 2025.
Competitive pressures continued in 2022, mainly from established players. We remained competitive by launching new products such as a market leading e-Saver account, fixed rate ISA products and the Edge current account for our retail customers, and helping our business customers grow through the Santander Navigator and SME Toolkit. We also improved our digital capabilities through enhanced mobile app features like My Money Manager and Santander Boosts. We will continue to invest in our technology to provide a high-quality customer experience.
Overall, we remain focused on supporting customer needs, improving efficiency, and building a responsible and sustainable business, while continuing to progress with our agenda to tackle climate change. This will enable us to meet the changing needs of our customers and deliver improved returns over the long-term.

REPUTATIONAL RISK
Reputational risks can arise from internal and external factors. We seek to manage our reputation proactively, underpinned by our aim to be a responsible bank, and through our reputational risk framework. Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.

Risk management	Description
Risk appetite	We have a low appetite for reputational risk, which is agreed by the Board at least each year.
Risk measurement	We assess our exposure to reputational risk daily. We base this on expert judgement and analysis of social, print, and broadcast media, and the views of political and market commentators. We also commission independent third parties to analyse our activities and those of our UK peers to identify reputational events, a decline in our reputation, and sector or thematic issues that impact our business. We also measure the perception of Santander UK by key stakeholders through regular interactions and review staff sentiment each year.
Risk mitigation	Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product reviews. Our Corporate Communications and Responsible Banking, Legal and Regulatory Affairs and Marketing team helps business units to mitigate the risk and agree action plans as needed, as part of their role to protect our brand and reputation.
Risk monitoring and reporting	We monitor and report reputational risks and issues on a timely basis. Our Reputational Risk Forum reviews and escalates key issues to ERCC, RBC and the Board. We also report regularly to ExCo on Sustainability and Responsible Banking, and Public Affairs policies.
Our Reputational and ESCC risk policies define how we create long-term value while managing those risks. Our ESCC policy covers Oil & Gas, Power Generation & Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for new CFPP projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
2022 compared to 2021
In 2022, our key reputational risks arose from the economic slowdown and the cost of living crisis. To manage this, we regularly and proactively shared information with key external stakeholders on the actions we took to support customers, colleagues and communities. Particular areas of external focus included our support for customers facing financial difficulties and increasing mortgage payments.
We also worked to explain how our processes and controls have changed and improved since the period related to the FCA penalty for historical shortcomings in our AML controls, settled in December 2022.

Annual Report 2022	Santander UK plc 118

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2022	Santander UK plc 119

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Santander UK plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Santander UK plc and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in accordance with i) International Financial Reporting Standards as issued by the International Accounting Standards Board, and ii) UK-adopted International Accounting Standards.
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
Credit Impairment Loss Allowance on loans and advances to customers
As described in Notes 1 and 13 to the consolidated financial statements, expected credit losses (“ECL”) are recognised for financial assets measured at amortised cost. The measurement of ECL reflects: a probability weighted amount that is determined by evaluating a range of possible outcomes; the time value of money; and information about past events, current conditions and forecasts of future economic conditions. The application of the ECL impairment methodology for calculating credit impairment loss allowances is highly susceptible to change from period to period and requires management to make assumptions in determining the estimate. The key judgements made by management in applying the ECL impairment methodology are: (i) the forward looking multiple economic scenarios; (ii) the probability weights assigned to multiple economic scenarios; (iii) assessing individual corporate stage 3 exposures; and (iv) determining judgemental adjustments. The Company’s ECL was £931 million as of December 31, 2022.
The principal considerations for our determination that performing procedures relating to the credit impairment loss allowance on loans and advances to customers is a critical audit matter are due to the significant judgements being applied by management in determining (i) the forward looking economic scenarios, (ii) the probability weights applied to those scenarios (iii) individual corporate stage 3 provisions and (iv) judgemental adjustments. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the methodology and judgement in assumptions used to determine the allowance; and the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the credit impairment loss allowance. These procedures also included, among others, testing management’s process for estimating expected credit losses; evaluating the appropriateness of model methodologies; testing the underlying data used in the model and evaluating the reasonableness of management’s assumptions related to (i) multiple forward looking economic scenarios and their relative probability weights; (ii) judgemental adjustments; and (iii) expected future cash flows and collateral valuations of individually assessed corporate stage 3 exposures. Professionals with specialised skill and knowledge were used to assist in evaluating the reasonableness of the forward looking economic scenarios, probability weight assumptions, the sufficiency and appropriateness of the judgemental adjustments, and corporate real estate collateral valuations.
Valuation of defined benefit pension surplus
As described in Notes 1 and 30 to the consolidated financial statements, the Company operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the scheme). The scheme is in a net surplus of £1,050 million as of December 31, 2022. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). Management estimates the present value of the defined benefit obligation by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, then discounted to present value. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about life expectancy, inflation and discount rates. The scheme invests in certain assets whose values are not based on market observable data which totalled £3,100 million as of December 31, 2022. These illiquid assets included investments in unquoted equities and unquoted corporate bonds, as well as investments in property, infrastructure and hedge funds. These illiquid assets are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation, with the exception of directly held property where the underlying asset valuations are prepared by an independent expert, adjusted for any cash movements where necessary since the latest valuation.
The principal considerations for our determination that performing procedures relating to the valuation of the defined benefit pension surplus is a critical audit matter are due to the significant judgements made by management in determining: (i) the life expectancy, inflation and discount rate assumptions; and (ii) the fair value of the scheme’s illiquid assets, including adjustments for any capital changes and potential fair value movements since the last valuation date. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill or knowledge.

Annual Report 2022	Santander UK plc 120

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the defined benefit pension obligation and the valuation of illiquid assets. These procedures also included, among others, evaluating the defined benefit pension obligation by 1) testing the completeness and accuracy of the underlying data, and 2) the involvement of professionals with specialised skill and knowledge to assist in a) developing an independent range of the inflation rate, the discount rate and life expectancy assumptions, b) comparing the independent range of assumptions to management's assumptions to evaluate the reasonableness of management’s assumptions and c) assessing the appropriateness of the methodologies used by management to determine these assumptions. Procedures over directly held property included, among others: (i) the involvement of professionals with specialised skill and knowledge to assist in assessing the appropriateness of the methodology and reasonableness of the key assumptions used by management’s third party valuer for property and reviewing the reasonableness of the valuation for a sample of properties, (ii) for the other illiquid assets, obtaining third-party confirmations of the valuation directly from investment managers and comparing these against management’s reported value, recalculating management’s valuations and comparing them to the third-party confirmations and, if applicable, testing material capital changes in the period between the valuation and the entity’s balance sheet date where there was a time lag, (iii) assessing evidence regarding the valuations, such as agreeing NAV statements from investment managers to audited fund financial statements where they were available, performing back testing of fair values to any recent transactions and reviewing controls reports for the investment managers where available.
Goodwill impairment assessment - personal financial services cash generating unit
As described in Notes 1 and 20 to the consolidated financial statements, the carrying amount of goodwill relating to the personal financial services (‘PFS’) cash generating unit (“CGU”) was £1.17 billion as of December 31, 2022. Management undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate. Impairment is required where the carrying value of goodwill exceeds its recoverable amount. The recoverable amount of the CGU was determined based on the value in use (“VIU”) methodology at each testing date. The VIU is calculated by discounting the cash flow projections for the CGU. The carrying value of the goodwill is based on the application of judgement in determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations. Estimates include forecast cash flows for CGUs, including estimated allocations of regulatory capital, the growth rate for the period beyond the initial cash flow projections and discount rates which factor in risk-free rates and applicable risk premiums.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment - personal financial services cash generating unit is a critical audit matter are due to the significant judgements by management in determining (i) the amount of regulatory capital and carrying value of the PFS CGU, (ii) the forecast cash flows, (iii) the discount rate and (iv) the growth rate for the period beyond the initial cash flow projections assumptions. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s judgements and assumptions. In addition, the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) testing management’s process for determining the carrying value of individual CGU including internal capital allocations, (ii) evaluating the appropriateness of the methodology used to estimate the VIU, (iii) testing the completeness and accuracy of underlying data used in the model (iv) comparing an independent range of assumptions for the discount rate and the growth rate beyond the initial cash flow projections to management's assumptions to evaluate the reasonableness of management’s assumptions, and (v) evaluating the reasonableness of the forecasted cash flows including comparing performance in recent years to the budgets and 3 year plans for the equivalent periods to assess the accuracy of the budgeting and forecasting process and (vi) assessing the appropriateness of the related disclosures. Professionals with specialised skill and knowledge assisted in the evaluation of the reasonableness of the discount rate, the growth beyond the initial cash flow projections and assessing the determination of the carrying value of the PFS CGU.
Litigation and other regulatory matters
As described in Notes 1, 29 and 31 to the consolidated financial statements, as of December 31, 2022, the provision for litigation and other regulatory matters of £136 million includes, among other items, a provision relating to a legal dispute regarding allocation of responsibility for a specific Payment Protection Insurance (“PPI”) portfolio of complaints. There is also an ongoing investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited in German dividend tax arbitrage transactions for which management has determined that there are uncertainties that mean it is not currently possible to make a reliable assessment of the size of any potential liability. Significant judgement may be required when accounting for provisions, including in determining whether a present obligation exists, in assessing the likely outcome of future legal decisions and in estimating the probability, timing, nature and amount of any outflows that may arise from past events. These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters.
The principal considerations for our determination that performing procedures relating to litigation and other regulatory matters is a critical audit matter are due to the significant judgements made by management when estimating the probability, timing, nature and amount of any outflows for the legal dispute for a specific PPI portfolio of complaints, and the German dividend tax arbitrage investigation. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the cases against the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. These procedures also included, among others, (i) inquiries of internal legal counsel on the developments in respect to the significant cases (ii) obtaining and evaluating letters of audit inquiry from external legal counsel, (iii) evaluating the reasonableness of management’s assessment regarding the probability of an outflow and the estimated amount of the obligation, where a reliable estimate can be formed and (iv) evaluating the sufficiency of the group’s disclosures made in relation to each of the matters.

/s/ PricewaterhouseCoopers LLP
London, UK
7 March 2023

We have served as the Company's auditor since 2016.

Annual Report 2022	Santander UK plc 121

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2022	Santander UK plc 122

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2022	Santander UK plc 123

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2022	Santander UK plc 124

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2022	Santander UK plc 125

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2022	Santander UK plc 126

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2022	Santander UK plc 127

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

This page left intentionally blank

Annual Report 2022	Santander UK plc 128

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Income Statement

For the years ended 31 December

		2022	2021	2020
	Notes	£m	£m	£m
Interest and similar income	3	6,708	4,762	5,031
Interest expense and similar charges	3	(2,283)	(813)	(1,643)
Net interest income		4,425	3,949	3,388
Fee and commission income	4	839	697	680
Fee and commission expense	4	(509)	(411)	(361)
Net fee and commission income		330	286	319
Other operating income	5	201	264	145
Total operating income		4,956	4,499	3,852
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	6	(2,343)	(2,510)	(2,390)
Credit impairment (charges)/write-backs	8	(320)	233	(638)
Provisions for other liabilities and charges	8	(419)	(377)	(264)
Total operating credit impairment (charges)/write-backs, provisions and charges		(739)	(144)	(902)
Profit from continuing operations before tax		1,874	1,845	560
Tax on profit from continuing operations	9	(480)	(492)	(121)
Profit from continuing operations after tax		1,394	1,353	439
Profit from discontinued operations after tax	42	—	31	32
Profit after tax		1,394	1,384	471

Attributable to:
Equity holders of the parent		1,394	1,365	452
Non-controlling interests		—	19	19
Profit after tax		1,394	1,384	471

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2022	Santander UK plc 129

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Comprehensive Income

For the years ended 31 December

	2022	2021	2020
	£m	£m	£m
Profit after tax	1,394	1,384	471
Other comprehensive (expense)/income that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value	(278)	(111)	114
- Income statement transfers	247	110	(107)
- Taxation	11	(2)	(2)
	(20)	(3)	5
Cash flow hedges:
- Effective portion of changes in fair value	425	(873)	971
- Income statement transfers	(2,129)	358	(809)
- Taxation	469	141	(52)
	(1,235)	(374)	110
Currency translation on foreign operations	—	—	—
Net other comprehensive (expense)/income that may be reclassified to profit or loss subsequently	(1,255)	(377)	115
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	(722)	1,264	(505)
- Taxation	267	(419)	133
	(455)	845	(372)
Own credit adjustment:
- Change in fair value	29	—	(3)
- Taxation	(9)	—	—
	20	—	(3)
Net other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently	(435)	845	(375)
Total other comprehensive (expense)/income net of tax	(1,690)	468	(260)
Total comprehensive (expense)/income	(296)	1,852	211

Attributable to:
Equity holders of the parent	(296)	1,833	194
Non-controlling interests	—	19	17
Total comprehensive (expense)/income	(296)	1,852	211

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2022	Santander UK plc 130

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Balance Sheet(1)
At 31 December

		2022	2021
	Notes	£m	£m
Assets
Cash and balances at central banks		44,190	48,139
Derivative financial instruments	11	2,407	1,681
Other financial assets at fair value through profit or loss	12	129	185
Loans and advances to customers	13	219,716	210,094
Loans and advances to banks		992	1,169
Reverse repurchase agreements - non trading	16	7,348	12,683
Other financial assets at amortised cost	17	156	506
Macro hedge of interest rate risk		(2,657)	77
Financial assets at fair value through other comprehensive income	18	6,024	5,851
Interests in other entities	19	252	201
Intangible assets	20	1,550	1,545
Property, plant and equipment	21	1,513	1,548
Current tax assets		478	347
Retirement benefit assets	30	1,050	1,572
Other assets		2,016	1,500
Assets held for sale	42	49	—
Total assets		285,213	287,098
Liabilities
Derivative financial instruments	11	951	777
Other financial liabilities at fair value through profit or loss	22	803	803
Deposits by customers	23	195,568	192,926
Deposits by banks	24	28,525	33,855
Repurchase agreements - non trading	25	7,982	11,718
Debt securities in issue	26	31,531	25,520
Subordinated liabilities	27	2,332	2,228
Macro hedge of interest rate risk		95	122
Other liabilities	28	2,581	2,067
Provisions	29	378	364
Deferred tax liabilities		35	579
Retirement benefit obligations	30	25	37
Total liabilities		270,806	270,996
Equity
Share capital	32	3,105	3,105
Share premium	32	5,620	5,620
Other equity instruments	33	1,956	2,191
Retained earnings		4,848	5,053
Other reserves		(1,122)	133
Total shareholders’ equity		14,407	16,102
Total equity		14,407	16,102
Total liabilities and equity		285,213	287,098
(1) For more information on balance sheet amounts restated see Note 44.
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

The Financial Statements were approved and authorised for issue by the Board on 1 March 2023 and signed on its behalf by:

Mike Regnier	Madhukar Dayal
Chief Executive Officer	Chief Financial Officer
Company Registered Number: 2294747

Annual Report 2022	Santander UK plc 131

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Cash Flow Statement(1)
For the years ended 31 December

	2022	2021	2020
	£m	£m	£m
Cash flows from operating activities
Profit before tax	1,874	1,888	605

Adjustments for:
Non-cash items included in profit:
– Depreciation and amortisation	296	501	562
– Provisions for other liabilities and charges	419	381	273
– Impairment losses	284	(228)	672
– Other non-cash items	1,497	(147)	(267)
– Pension charge/(credit) for defined benefit pension schemes	28	38	38
	2,524	545	1,278
Net change in operating assets and liabilities:
– Cash and balances at central banks	275	(659)	(52)
– Derivative assets	(726)	1,725	(90)
– Other financial assets at fair value through profit or loss	877	1,007	1,603
– Loans and advances to banks and customers	(9,966)	(971)	(2,654)
– Reverse repurchase agreements - non trading	6,818	7,024	3,924
– Other assets	(574)	324	(340)
– Deposits by banks and customers	(3,128)	10,735	19,977
– Repurchase agreements - non trading	(4,145)	(7,550)	(2,958)
– Derivative liabilities	174	(807)	136
– Other financial liabilities at fair value through profit or loss	(973)	(1,109)	(1,618)
– Debt securities in issue	3,120	(329)	(223)
– Other liabilities	(98)	(603)	(921)
	(8,346)	8,787	16,784
Corporation taxes paid	(405)	(427)	(159)
Effects of exchange rate differences	1,383	(542)	410
Net cash flows from operating activities	(2,970)	10,251	18,918
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(496)	(613)	(373)
Proceeds from sale of property, plant and equipment and intangible assets	159	437	166
Purchase of financial assets at amortised cost and financial assets at FVOCI	(2,884)	(1,256)	(3,015)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI	3,023	4,509	9,858
Net cash flows from investing activities	(198)	3,077	6,636
Cash flows from financing activities
Issue of other equity instruments	750	210	—
Issue of debt securities and subordinated notes	4,794	2,878	5,614
Issuance costs of debt securities and subordinated notes	(16)	(6)	(13)
Repayment of debt securities and subordinated notes	(3,076)	(11,914)	(12,037)
Disposal of non-controlling interests	—	(181)	—
Repurchase of other equity instruments	(985)	(210)	—
Dividends paid on ordinary shares	(1,014)	(1,358)	(129)
Dividends paid on preference shares and other equity instruments	(150)	(147)	(148)
Dividends paid on non-controlling interests	—	—	(15)
Principal elements of lease payments	(26)	(25)	(45)
Net cash flows from financing activities	277	(10,753)	(6,773)
Change in cash and cash equivalents	(2,891)	2,575	18,781
Cash and cash equivalents at beginning of the year	49,254	46,697	27,871
Effects of exchange rate changes on cash and cash equivalents	121	(18)	45
Cash and cash equivalents at the end of the year	46,484	49,254	46,697

Cash and cash equivalents consist of:
Cash and balances at central banks	44,190	48,139	41,250
Less: restricted balances	(2,223)	(2,498)	(1,839)
	41,967	45,641	39,411

Other cash equivalents: Loans and advances to banks - Non trading	904	1,074	1,435
Other cash equivalents: Reverse repurchase agreements	3,613	2,539	5,851
Cash and cash equivalents at the end of the year	46,484	49,254	46,697
(1) For more information on cash flows and amounts restated see Note 34.
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2022	Santander UK plc 132

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Changes in Equity

				Other reserves					Non-controlling interests
	Share capital	Share premium	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
								Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	3,105	5,620	2,191	25	107	1	5,053	16,102	—	16,102
Profit after tax	—	—	—	—	—	—	1,394	1,394	—	1,394
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	—	(20)	—	—	—	(20)	—	(20)
- Cash flow hedges	—	—	—	—	(1,235)	—	—	(1,235)	—	(1,235)
- Pension remeasurement	—	—	—	—	—	—	(455)	(455)	—	(455)
- Own credit adjustment	—	—	—	—	—	—	20	20	—	20
Total comprehensive income	—	—	—	(20)	(1,235)	—	959	(296)	—	(296)
Issue of other equity instruments	—	—	750	—	—	—	—	750	—	750
Repurchase of other equity instruments	—	—	(985)	—	—	—	—	(985)	—	(985)
Dividends on ordinary shares	—	—	—	—	—	—	(1,014)	(1,014)	—	(1,014)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(150)	(150)	—	(150)
At 31 December 2022	3,105	5,620	1,956	5	(1,128)	1	4,848	14,407	—	14,407

At 1 January 2021	3,105	5,620	2,191	28	481	1	4,348	15,774	162	15,936
Profit after tax	—	—	—	—	—	—	1,365	1,365	19	1,384
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	—	(3)	—	—	—	(3)	—	(3)
- Cash flow hedges	—	—	—	—	(374)	—	—	(374)	—	(374)
- Pension remeasurement	—	—	—	—	—	—	845	845	—	845
Total comprehensive income	—	—	—	(3)	(374)	—	2,210	1,833	19	1,852
Issue of other equity instruments	—	—	210	—	—	—	—	210	—	210
Repurchase of other equity instruments	—	—	(210)	—	—	—	—	(210)	—	(210)
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(181)	(181)
Dividends on ordinary shares	—	—	—	—	—	—	(1,358)	(1,358)	—	(1,358)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(147)	(147)	—	(147)
At 31 December 2021	3,105	5,620	2,191	25	107	1	5,053	16,102	—	16,102

At 1 January 2020	3,105	5,620	2,191	23	371	1	4,546	15,857	160	16,017
Profit after tax	—	—	—	—	—	—	452	452	19	471
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	—	5	—	—	—	5	—	5
- Cash flow hedges	—	—	—	—	110	—	—	110	—	110
- Pension remeasurement	—	—	—	—	—	—	(370)	(370)	(2)	(372)
- Own credit adjustment	—	—	—	—	—	—	(3)	(3)	—	(3)
Total comprehensive income	—	—	—	5	110	—	79	194	17	211
Dividends on ordinary shares	—	—	—	—	—	—	(129)	(129)	—	(129)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(148)	(148)	—	(148)
Dividends on non-controlling interests	—	—	—	—	—	—	—	—	(15)	(15)
At 31 December 2020	3,105	5,620	2,191	28	481	1	4,348	15,774	162	15,936

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2022	Santander UK plc 133

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 134

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 135

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 136

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

1. ACCOUNTING POLICIES
These financial statements are prepared for Santander UK plc (the Company) and the Santander UK plc group (the Santander UK group) under the UK Companies Act 2006. The principal activity of the Santander UK group is the provision of a wide range of banking and financial services to personal, business and corporate customers. Santander UK plc is a public company, limited by shares and incorporated in England and Wales having a registered office at 2 Triton Square, Regent’s Place, London, NW1 3AN. It is an operating company undertaking banking and financial services transactions.
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
Compliance with International Financial Reporting Standards (IFRS)
The consolidated financial statements of the Santander UK group and the separate financial statements of the Company comply with UK-adopted International Accounting Standards (IAS). The financial statements are also prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS as issued by the IASB for the periods presented.
Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1 ‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, have been included in the Risk review section of this Annual Report. This information forms an integral part of these financial statements by this cross reference, is marked as audited, and is covered by the Independent auditor's report.
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
Santander UK's current climate change strategy and its view of the risks associated with climate change and the transition to a low carbon economy are reflected in its critical judgements and accounting estimates, although climate change risk did not have a significant impact at 31 December 2022 and 2021, consistent with management's assessment that climate change and the transition to a low carbon economy are not currently expected to have a meaningful impact on the viability of the Santander UK group in the medium term.
At 31 December 2022 and 2021, management specifically considered the potential impact of climate change and the transition to a low carbon economy on:
–Loans and advances to customers (see Note 13 and the credit risk section of the Risk review). Some climate change risks arise due to the requirements of IFRS 9 and others relate to specific portfolios and sectors: 5 years,For Mortgages in Retail Banking and Commercial Real Estate lending in Corporate & Commercial Banking, the value of property collateral might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk, or changing environmental performance standards for property.
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

Recent accounting developments
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than their significant accounting policies. To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality. The amendments are effective for annual periods beginning on or after 1 January 2023 with earlier application permitted. The amendments have been applied in preparing these financial statements and, consequently, only material accounting policy information is disclosed.
Future accounting developments
At 31 December 2022, for the Santander UK group, there were no other significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective, or which have otherwise not been early adopted where permitted.

Comparative information
As required by US public company reporting requirements, these financial statements include two years of comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and related notes.

Annual Report 2022	Santander UK plc 137

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Material accounting policy information
The following material accounting policies have been applied in preparing these financial statements. For material accounting policies which involve the application of judgements or accounting estimates that are determined to be critical to the preparation of these financial statements see 'Critical judgements and accounting estimates'.
Consolidation
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
c) Other operating income
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
Defined benefit pension schemes (see 'Critical judgements and accounting estimates')
A defined benefit scheme is a pension scheme that guarantees an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. Pension costs are charged to ‘Administration expenses’, within the line item ‘Operating expenses before impairment losses, provisions and charges’ with the net interest on the defined benefit asset or liability included within ‘Net interest income’ in the income statement. The asset or liability recognised in respect of defined benefit pension schemes is the present value of the defined benefit obligation at the balance sheet date, less the fair value of scheme assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The assets of the schemes are measured at their fair values at the balance sheet date.
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

Annual Report 2022	Santander UK plc 138

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Goodwill and other intangible assets (for goodwill see 'Critical judgements and accounting estimates')
Goodwill represents the excess of the cost of an acquisition, as well as the fair value of any interest previously held, over the fair value of the share of the identifiable net assets of the acquired subsidiary, or business at the date of acquisition. Goodwill on the acquisition of subsidiaries and businesses is included in intangible assets. Goodwill is tested for impairment annually, or more frequently when events or changes in circumstances dictate and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.
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
Property, plant and equipment
Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment also includes operating leases where the Santander UK group is the lessor and right-of-use assets where the Santander UK group is the lessee. Internally developed software meeting the criteria set out in ‘Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment where the software is an integral part of the related computer hardware (for example operating system of a computer). Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years
Right-of-use assets	Shorter of the lease term or the useful life of the underlying asset
Operating lease assets - vehicles	2 to 4 years
Depreciation is not charged on freehold land and assets under construction. Depreciation of operating lease assets where the Santander UK group is the lessor is described in 'Leases' below.
Financial instruments (for impairment of debt instrument financial assets see' Critical judgements and accounting estimates: Credit impairment losses')
a) Initial recognition and measurement
Financial assets and liabilities are initially recognised when the Santander UK group becomes a party to the contractual terms of the instrument. The Santander UK group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Immediately after initial recognition, an expected credit loss (ECL) allowance is recognised for financial assets measured at amortised cost and investments in debt instruments measured at FVOCI.
A regular way purchase is a purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned. Regular way purchases of financial assets classified as loans and advances, and issues of equity or financial liabilities measured at amortised cost are recognised on settlement date, being the date when the Santander UK group becomes a party to the contractual terms of the instrument; all other regular way purchases and issues are recognised on trade date.
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
–Financial assets and financial liabilities held for trading.
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

Annual Report 2022	Santander UK plc 139

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Annual Report 2022	Santander UK plc 140

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Day One profit adjustments
The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, sometimes the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets, such as interest rate yield curves, option volatilities and currency rates. When such evidence exists, the Santander UK group recognises a trading gain or loss at inception (Day One gain or loss), being the difference between the transaction price and the fair value. When significant unobservable parameters are used, the entire Day One gain or loss is deferred and is recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable, or an offsetting transaction is entered into.
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
–An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes.
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
Individually assessed impairments (IAIs)
We assess significant Stage 3 cases individually. We do this for Corporate & Commercial Banking cases, but not for Business Banking cases in Retail Banking which we assess collectively. To calculate the estimated loss, we estimate the future cash flows under several scenarios each of which uses case-specific factors and circumstances. We then probability-weight the net present value of the cash flows under each scenario to arrive at a weighted average provision requirement. We update our assessment process every quarter and more frequently if there are changes in circumstances that might affect the scenarios, cash flows or probabilities we apply.
For more on how ECL is calculated, see the Credit risk section of the Risk review.
–Write-off
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

Annual Report 2022	Santander UK plc 141

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

–Recoveries
Recoveries of credit impairment charges are not included in the impairment loss allowance but are taken to income and offset against credit impairment charges. Recoveries of credit impairment charges are classified in the income statement as ‘Credit impairment charges’.
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
Any other contractual modifications, such as where a regulatory authority imposes a change in certain contractual terms or due to legal reasons, are assessed on a case-by-case basis to establish whether or not the financial asset should be derecognised. For IBOR reform see Note 41.
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
For financial guarantee contracts and loan commitments, the loss allowance is recognised as a provision and charged to credit impairment charges in the income statement. The loss allowance in respect of revolving facilities is classified in loans and advances to customers to the extent of any drawn balances. The loss allowance in respect of undrawn amounts is classified in provisions. When amounts are drawn, any related loss allowance is transferred from provisions to loans and advances to customers.
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
Certain derivatives may be embedded in hybrid contracts. If the hybrid contract contains a host that is a financial asset, then the Santander UK group assesses the entire contract as described in the financial asset section above for classification and measurement purposes. Otherwise, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a stand-alone derivative if they were contained in a separate contract; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. Contracts containing embedded derivatives are not subsequently reassessed for separation unless either there has been a change in the terms of the contract which significantly modifies the cash flows (in which case the contract is reassessed at the time of modification) or the contract has been reclassified (in which case the contract is reassessed at the time of reclassification).
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

Annual Report 2022	Santander UK plc 142

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Hedge accounting
The Santander UK group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates and exchange rates.
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
Impairment of non-financial assets (for goodwill see 'Critical judgements and accounting estimates')
At each balance sheet date, or more frequently when events or changes in circumstances dictate, property plant and equipment (including operating lease assets) and intangible assets (including goodwill) are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying value of the asset or cash generating unit with its recoverable amount: the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. The cash-generating unit represents the lowest level at which non-financial assets, including goodwill, are monitored for internal management purposes and is not larger than an operating segment.
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

Annual Report 2022	Santander UK plc 143

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Leases (as lessor)
Operating lease assets are recorded at cost and the difference between cost and residual value (RV) is depreciated over the life of the asset. Operating lease rental income and depreciation is recognised on a straight-line basis over the life of the asset. After initial recognition, residual values are reviewed regularly, and any changes are recognised prospectively through remaining depreciation charges.
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
Cash and cash equivalents
Following a decision by the IFRS Interpretations Committee in April 2022, Santander UK updated its accounting policy to exclude from cash and cash equivalents Reserves Collateralisation Accounts (RCAs) balances held at the Bank of England relating to Santander UK’s participation in certain payments schemes. Instead, RCAs balances are classified as restricted balances and included within 'change in operating assets' in the cash flow statement. Prior periods have been restated see Note34.
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks, reverse repurchase agreements and short-term investments in securities. Balances with central banks represent amounts held at the Bank of England as part of the Santander UK group’s liquidity management activities. It includes certain minimum cash ratio deposits held for regulatory purposes and reserves collateralised accounts in respect of Santander UK’s participation in certain payments schemes which are required to be maintained with the Bank of England and are restricted balances.
Provisions and contingent liabilities (see 'Critical judgements and accounting estimates')
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.
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

Critical judgements and accounting estimates
The preparation of Santander UK's consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There has been no change in the inherent sensitivity of the areas of judgement in the period. Management have considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.

The significant judgements, apart from those involving estimation, made by management in applying Santander UK's accounting policies in these financial statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to Santander UK's results and financial position, are as follows:

a) Credit impairment charges
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make judgmental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition. The impact of the cost of living crisis has increased the uncertainty around ECL impairment calculations and has required management to make additional judgements and accounting estimates that affect the amount of assets and liabilities at the reporting date and the amount of income and expenses in the reporting period. The key additional judgements due to the impact of the cost of living crisis mainly reflect the increased uncertainty around forward-looking economic data and the need for additional judgemental adjustments.

Annual Report 2022	Santander UK plc 144

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Key judgements	–Determining an appropriate definition of default
–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining the need for any judgemental adjustments
–Determining the need to assess corporate Stage 3 exposures individually
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
For more on each of these key judgements and estimates, see 'Critical judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk – credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.

b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
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
Note 31 includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on these key judgements and estimates, see Notes 29 and 31.

c) Defined benefit pension schemes
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
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 30.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 30. The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.

d) Goodwill
The carrying amount of goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Santander UK undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.

Key judgements:	–Determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations
Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
For more on each of these key judgements and estimates, see Note 20.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20.

Annual Report 2022	Santander UK plc 145

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Retail Banking delivers products through our omni-channel presence comprising branches, ATMs, telephony, digital and intermediary channels. Consumer Finance business is primarily introduced by car dealerships acting as our intermediary along with a small amount of new business introduced via digital channels. Corporate and Commercial Banking expertise is provided by relationship managers, product specialists and through digital and telephony channels, and cover clients' needs both in the UK and overseas. In addition, Corporate and Investment Banking (CIB) provided services to corporate clients with an annual turnover of £500m and above. Santander UK transferred a significant part of the CIB business to the London branch of Banco Santander SA under a part VII banking business transfer scheme which completed on 11 October 2021. The residual parts of the business were wound down or transferred to other segments.
In December 2022, we transferred £1.5bn (2021: £2.3bn; 2020: £3.2bn) of social housing loans, and £0.4bn of non-core Liabilities (2021: £0.9bn; 2020: £nil) to our CCB segment from Corporate Centre to reflect the way these assets are managed, and restated comparatives accordingly. This resulted in an increase in profit before tax in CCB of £2.9m (2021: decrease of £2.7m; 2020: decrease of £6.3m) and an equal but opposite impact in Corporate Centre.
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
Results by segment

For the years ended 31 December

	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2022	£m	£m	£m	£m	£m
Net interest income / (expense)	3,671	180	580	(6)	4,425
Non-interest income / (expense)	209	195	146	(19)	531
Total operating income	3,880	375	726	(25)	4,956
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	(1,682)	(144)	(342)	(175)	(2,343)
Credit impairment (charges)/write-backs	(262)	(27)	(31)	—	(320)
Provisions for other liabilities and charges	(394)	(6)	(8)	(11)	(419)
Total operating credit impairment (charges)/write-backs, provisions and charges	(656)	(33)	(39)	(11)	(739)
Profit/(loss) from continuing operations before tax	1,542	198	345	(211)	1,874

Revenue from external customers	4,109	513	732	(398)	4,956
Inter-segment revenue	(229)	(138)	(6)	373	—
Total operating income	3,880	375	726	(25)	4,956

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	502	—	60	—	562
–Insurance, protection and investments	78	—	—	—	78
–Credit cards	95	—	—	—	95
–Non-banking and other fees(2)	2	20	77	5	104
Total fee and commission income	677	20	137	5	839
Fee and commission expense	(478)	(5)	(18)	(8)	(509)
Net fee and commission income/(expense)	199	15	119	(3)	330

Customer loans	191,836	5,384	18,518	—	215,738
Total assets(3)	200,872	10,371	18,518	55,452	285,213
Of which assets held for sale	—	—	—	49	49
Customer deposits	161,748	—	24,798	3,365	189,911
Total liabilities	161,821	1,223	24,473	83,289	270,806

Average number of full-time equivalent staff	15,212	531	2,336	44	18,123
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment charge allowances.

Annual Report 2022	Santander UK plc 146

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
2021	£m	£m	£m	£m	£m	£m
Net interest income/(expense)	3,356	233	397	—	(37)	3,949
Non-interest income	205	178	112	—	55	550
Total operating income	3,561	411	509	—	18	4,499
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	(1,701)	(163)	(365)	—	(281)	(2,510)
Credit impairment (charges)/write-backs	98	33	90	—	12	233
Provisions for other liabilities and charges	(185)	4	(34)	—	(162)	(377)
Total operating credit impairment (charges)/write-backs, provisions and charges	(87)	37	56	—	(150)	(144)
Profit/(loss) from continuing operations before tax	1,773	285	200	—	(413)	1,845

Revenue from external customers	4,010	489	619	—	(619)	4,499
Inter-segment revenue	(449)	(78)	(110)	—	637	—
Total operating income/(expense)	3,561	411	509	—	18	4,499

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	428	—	50	—	—	478
–Insurance, protection and investments	67	—	—	—	—	67
–Credit cards	73	—	—	—	—	73
–Non-banking and other fees(2)	2	10	62	—	5	79
Total fee and commission income	570	10	112	—	5	697
Fee and commission expense	(380)	—	(22)	—	(9)	(411)
Net fee and commission income	190	10	90	—	(4)	286

Customer loans	183,023	4,984	19,281	—	—	207,288
Total assets(3)	190,629	8,873	19,281	—	68,315	287,098
Customer deposits	156,991	—	26,466	—	2,758	186,215
Total liabilities	157,622	1,173	26,513	—	85,688	270,996

Average number of full-time equivalent staff	16,149	670	2,281	528	76	19,704

2020
Net interest income	2,753	264	355	—	16	3,388
Non-interest income	245	127	96	—	(4)	464
Total operating income	2,998	391	451	—	12	3,852
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	(1,792)	(166)	(324)	—	(108)	(2,390)
Credit impairment (charges)/write-backs	(264)	(44)	(294)	—	(36)	(638)
Provisions for other liabilities and charges	(157)	(8)	(6)	—	(93)	(264)
Total operating credit impairment (charges)/write-backs, provisions and charges	(421)	(52)	(300)	—	(129)	(902)
Profit/(loss) from continuing operations before tax	785	173	(173)		(225)	560

Revenue from external customers	3,669	501	608	—	(926)	3,852
Inter-segment revenue	(671)	(110)	(157)	—	938	—
Total operating income	2,998	391	451	—	12	3,852

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	442	—	42	—	—	484
–Insurance, protection and investments	65	—	—	—	—	65
–Credit card fees	66	—	—	—	—	66
–Non-banking and other fees(2)	3	10	50	—	2	65
Total fee and commission income	576	10	92	—	2	680
Fee and commission expense	(335)	—	(22)	—	(4)	(361)
Net fee and commission income	241	10	70	—	(2)	319

Customer loans	175,380	8,025	20,822	2,784	0	207,011
Total assets(3)	183,154	11,143	20,820	2,784	74,431	292,332
Customer deposits	152,167	—	24,985	6,506	2,049	185,707
Total liabilities	152,687	2,397	25,011	6,517	89,784	276,396

Average number of full-time equivalent staff	18,198	640	2,405	716	39	21,998
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment charge allowances.
(4)CIB results presented as discontinued operations. See Note42.

The main differences between Customer loans and Loans and advances to customers (Note 13) are balances in Corporate Centre held for liquidity purposes. The main differences between Customer deposits and Deposits by customers (Note 23) are equity-linked deposits and intercompany deposits.
Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.

Annual Report 2022	Santander UK plc 147

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

3. NET INTEREST INCOME

			Group
	2022	2021	2020
	£m	£m	£m
Interest and similar income:
Loans and advances to customers	5,774	4,619	4,745
Loans and advances to banks	618	52	49
Reverse repurchase agreements – non trading	149	35	118
Other	167	56	119
Total interest and similar income(1)	6,708	4,762	5,031
Interest expense and similar charges:
Deposits by customers	(905)	(430)	(1,011)
Deposits by banks	(496)	(25)	(28)
Repurchase agreements – non trading	(120)	(3)	(43)
Debt securities in issue	(650)	(252)	(440)
Subordinated liabilities	(108)	(92)	(111)
Other	(4)	(11)	(10)
Total interest expense and similar charges(2)	(2,283)	(813)	(1,643)
Net interest income	4,425	3,949	3,388

(1)Includes £87m (2021: £22m, 2020: £38m) of interest income on financial assets at FVOCI.
(2)Includes £6m (2021: £317m, 2020: £451m) of interest expense on derivatives hedging debt issuances and £3m (2021: £3m, 2020, £3m) of interest expense on lease liabilities.

4. NET FEE AND COMMISSION INCOME

			Group
	2022	2021	2020
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	562	478	484
Insurance, protection and investments	78	67	65
Credit cards	95	73	66
Non-banking and other fees(1)	104	79	65
Total fee and commission income	839	697	680
Total fee and commission expense	(509)	(411)	(361)
Net fee and commission income	330	286	319
(1) Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

5. OTHER OPERATING INCOME

			Group
	2022	2021	2020
	£m	£m	£m
Net gains/(losses) on financial instruments designated at fair value through profit or loss	62	(24)	(77)
Net (losses)/gains on financial instruments mandatorily at fair value through profit or loss	(75)	(2)	46
Hedge ineffectiveness	29	13	20
Net profit on sale of financial assets at fair value through other comprehensive income	—	6	17
Income from operating lease assets	129	136	126
Other	56	135	13
	201	264	145
Assets and liabilities held at FVTPL, including derivatives, are mainly used to provide customers with risk management solutions, and to manage and hedge the Santander UK group’s own risks, and do not give rise to significant overall net gains/(losses) in the income statement.
'Net gains on financial instruments mandatorily at FVTPL' includes fair value gains of £14m (2021: losses of £15m, 2020: gains of £89m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item and amounted to losses of £14m (2021: gains of £15m, 2020: losses of £88m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £nil (2021: £nil, 2020: £1m).
Exchange rate differences recognised in the Consolidated Income Statement on items not at FVTPL were £2,163m expense (2021: £242m income, 2020: £751m expense) and are presented in the line ‘Other'. These are principally offset by related releases from the cash flow hedge reserve of £2,129m income (2021: £358m expense, 2020: £809m income) as set out in the Consolidated Statement of Comprehensive Income, which are also presented in 'Other’. Exchange rate differences on items measured at FVTPL are included in the line items relating to changes in fair value.
In 2022, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £5m (2021 loss of £1m, 2020: loss of £24m).

Annual Report 2022	Santander UK plc 148

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

In 2022, other includes £7m of losses on the sale of property under our transformation programme. In 2021, other includes £73m of property gains from the sale of our London head office and branch properties.

6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES, PROVISIONS AND CHARGES
For the years ended 31 December

			Group
	2022	2021	2020
	£m	£m	£m
Staff costs:
Wages and salaries	745	745	788
Performance-related payments	170	183	97
Social security costs	112	112	101
Pensions costs: – defined contribution plans	60	64	66
–defined benefit plans	28	38	38
Other share-based payments	—	—	—
Other personnel costs	44	41	33
	1,159	1,183	1,123
Other administration expenses	888	826	706
Depreciation, amortisation and impairment	296	501	561
Total	2,343	2,510	2,390

Staff costs
’Performance-related payments’ include bonuses paid in cash and share awards granted under the arrangements described in Note 36. Included in this are equity-settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Shares awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2022			Costs expected to be recognised in 2023 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	3	5	8	6	8	14
Shares	3	5	8	6	8	14
	6	10	16	12	16	28
The following table shows the amount of bonus awarded to employees for the performance year 2022. In the case of deferred cash and shares awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which the awards are subject. The deferred shares award amount is based on the fair value of the awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Cash award – not deferred	145	156	—	—	145	156
–deferred	8	8	14	15	22	23
Shares award – not deferred	9	11	—	—	9	11
–deferred	8	8	14	14	22	22
Total discretionary bonus	170	183	28	29	198	212
'Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-based payments. For more, see Note 36.
The average number of full-time equivalent staff was 18,123 (2021: 19,704, 2020: 21,998).
Depreciation, amortisation and impairment
In 2022, depreciation, amortisation and impairment included depreciation of £73m (2021: £81m, 2020: £92m) on operating lease assets (where the Santander UK group is the lessor) with a carrying amount of £577m at 31 December 2022 (2021: £595m, 2020: £542m). It also included depreciation of £19m (2021: £19m, 2020: £58m) on right-of-use assets with a carrying amount of £112m at 31 December 2022 (2021: £117m, 2020: £100m).

'Other administration expenses' includes £21m (2021: £23m, 2020: £10m) related to short-term leases.

In 2022, 'Depreciation, amortisation and impairment' included an impairment charge of £10m (2021: £88m, 2020: £nil) associated with branch and head office site closures as part of the transformation programme. For more, see Note 21.

Annual Report 2022	Santander UK plc 149

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

7. AUDIT AND OTHER SERVICES

			Group
	2022	2021	2020
	£m	£m	£m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual accounts	11.8	11.2	10.0
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
– Audit of the Santander UK group's subsidiaries	0.7	0.9	1.4
Total audit fees(1)	12.5	12.1	11.4
Non-audit fees:
Audit-related assurance services	0.6	0.8	0.8
Other assurance services	0.3	0.1	0.3
Other non-audit services	—	0.2	—
Total non-audit fees	0.9	1.1	1.1

(1) 2022 audit fees included £0.6m (2021: £1.2m, 2020: £0.8m) which related to the prior year.
Audit-related assurance services mainly comprised services performed in connection with review of the financial information of the Company and reporting to the Company's UK regulators.
Other assurance services mainly comprised services performed in support of various debt issuance programmes.
Of the total non-audit fees, £0.2m (2021: £0.4m, 2020: £0.4m) accords with the definition of 'Audit Fees' per US Securities and Exchange Commission (SEC) guidance, £0.7m (2021: £0.7m, 2020: £0.7m) accords with the definition of 'Audit related fees' per that guidance and £0.0m (2021: £0.0m, 2020: £0.0m) accords with the definition of 'All other fees' per that guidance.
In 2022, the Company’s auditors earned no fees (2021: £27,000, 2020: £24,000 fees) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.
In 2022, the Company's auditors earned £1.6m (2021: £1.4m, 2020: £1.5m), in relation to incremental work undertaken in support of the audit of Banco Santander SA.

8. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the years ended 31 December

			Group
	2022	2021	2020
	£m	£m	£m
Credit impairment charges/(write-backs):
Loans and advances to customers	248	(186)	665
Recoveries of loans and advances, net of collection costs	36	(17)	(24)
Off-balance sheet credit exposures (See Note 29)	36	(30)	(3)
	320	(233)	638
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 29)	422	386	258
(Releases)/Provisions for residual value and voluntary termination	(3)	(9)	6
	419	377	264
	739	144	902

In 2022, 2021 and 2020 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.

Annual Report 2022	Santander UK plc 150

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

9. TAXATION

			Group
	2022	2021	2020
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	526	401	107
Adjustments in respect of prior years	(81)	(24)	(24)
Total current tax	445	377	83
Deferred tax:
(Credit)/Charge for the year	(29)	100	34
Adjustments in respect of prior years	64	15	4
Total deferred tax	35	115	38
Tax on profit from continuing operations	480	492	121
The standard rate of UK corporation tax was 27% for banking entities and 19% for non-banking entities (2021: 27% for banking entities and 19% for non-banking entities; 2020: 27% for banking entities and 19% for non-banking entities). Tax for other jurisdictions is calculated at the rates prevailing in those jurisdictions.

The Santander UK group’s effective tax rate for 2022 was 25.6% (2021: 26.7%, 2020: 21.6%). The tax on profit from continuing operations before tax differs from the theoretical amount that would arise using the basic corporation tax rate as follows:
For the years ended 31 December

			Group
	2022	2021	2020
	£m	£m	£m
Profit from continuing operations before tax	1,874	1,845	560
Tax calculated at a tax rate of 19% (2021: 19%, 2020: 19%)	356	351	106
Bank surcharge on profits	121	104	27
Non-deductible preference dividends paid	9	9	8
Non-deductible UK Bank Levy	13	14	19
Non-deductible conduct remediation, fines and penalties	48	6	(4)
Other non-deductible costs and non-taxable income	29	37	25
Effect of change in tax rate on deferred tax provision	(29)	9	6
Tax relief on dividends in respect of other equity instruments	(40)	(40)	(40)
Adjustment to prior year provisions	(27)	2	(26)
Tax on profit from continuing operations	480	492	121
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
A reduction in the Bank Surcharge rate from 8% to 3% was announced in October 2021 to be effective from 1 April 2023. This change in rate was substantively enacted on 2 February 2022 and as a result, the effects of this change have been reflected in the closing balance sheet position for deferred tax.

Annual Report 2022	Santander UK plc 151

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Current tax assets and liabilities
Movements in current tax assets and liabilities during the year were as follows:

		Group
	2022	2021
	£m	£m
Assets	347	264
Liabilities	—	—
At 1 January	347	264
Income statement charge (including discontinued operations)	(445)	(389)
Other comprehensive income credit	159	33
Corporate income tax paid	405	427
Other movements	12	12
	478	347
Assets	478	347
Liabilities	—	—
At 31 December	478	347

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

								Group
	Fair value of financial instruments	Pension remeasurement	Cash flow hedges	Fair value reserve	Tax losses carried forward	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	(123)	(508)	(7)	(12)	8	68	(5)	(579)
Income statement (charge)/credit	150	(49)	—	—	(7)	(33)	(96)	(35)
Transfers/reclassifications	—	—	2	—	(1)	—	(1)	—
Credited/(charged) to other comprehensive income	—	267	310	11	—	—	(9)	579
At 31 December 2022	27	(290)	305	(1)	—	35	(111)	(35)

At 1 January 2021	(65)	(26)	(99)	(11)	15	38	37	(111)
Income statement (charge)/credit	(58)	(67)	—	—	(7)	40	(23)	(115)
Transfers/reclassifications	—	4	(16)	1	—	(10)	(19)	(40)
Credited/(charged) to other comprehensive income	—	(419)	108	(2)	—	—	—	(313)
At 31 December 2021	(123)	(508)	(7)	(12)	8	68	(5)	(579)

Annual Report 2022	Santander UK plc 152

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

The deferred tax assets and liabilities above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s three-year plan (described in Note 20) would not cause a reduction in the deferred tax assets recognised. At 31 December 2022, the Santander UK group had a recognised deferred tax asset in respect of UK capital losses carried forward of £nil (2021: £5m ) included within tax losses carried forward. There are £nil unrecognised deferred tax assets on capital losses carried forward (2021: £nil).

10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:

	Group			Group
	2022	2021	2020	2022	2021	2020
	Pence per share	Pence per share	Pence per share	£m	£m	£m
In respect of current year – first interim	1.25	0.90	0.42	389	281	129
– second interim	2.01	3.47	—	625	1,077	—
	3.26	4.37	0.42	1,014	1,358	129
In 2022 an interim dividend of £1,014m (2021: £1,358m, 2020: £129m) was paid on the Company's ordinary shares in issue, £300m of which was a special dividend. These were paid following review and approval by the Board in line with our dividend policy.

11. DERIVATIVE FINANCIAL INSTRUMENTS

a) Use of derivatives
Santander UK undertakes derivative activities primarily to provide customers with risk management solutions and to manage and hedge its own risks. These derivative activities do not give rise to significant open positions in portfolios of derivatives. Any residual position is managed to ensure that it remains within acceptable risk levels, with matching transactions used to achieve this where necessary. When entering into derivatives, Santander UK employs the same credit risk management procedures to assess and approve potential credit exposures that are used for traditional lending.
For information on how Santander UK is managing the transition to alternative benchmark interest rates, see Note 41.
b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2022			2021
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	14,006	315	281	11,036	159	168
Interest rate contracts	31,135	465	754	25,148	463	485
Equity and credit contracts	902	130	25	1,056	161	54
Total derivatives held for trading	46,043	910	1,060	37,240	783	707
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	538	12	4	590	39	—
Interest rate contracts	77,748	1,777	403	80,514	904	737
	78,286	1,789	407	81,104	943	737
Designated as cash flow hedges:
Exchange rate contracts	26,035	1,717	186	22,239	996	338
Interest rate contracts	26,108	164	1,471	21,466	180	216
	52,143	1,881	1,657	43,705	1,176	554
Total derivatives held for hedging	130,429	3,670	2,064	124,809	2,119	1,291
Derivative netting(1)	—	(2,173)	(2,173)	—	(1,221)	(1,221)
Total derivatives	176,472	2,407	951	162,049	1,681	777
(1)Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £1,368m (2021: £189m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £70m (2021: £202m).

Annual Report 2022	Santander UK plc 153

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 40.
The table below analyses the notional and fair values of derivatives by trading and settlement method.

	Notional
	Traded over the counter			Asset	Liability
	Settled by central counterparties	Not settled by central counterparties	Total	Traded over the counter	Traded over the counter
2022	£m	£m	£m	£m	£m
Exchange rate contracts	—	40,579	40,579	2,044	471
Interest rate contracts	124,638	10,353	134,991	233	455
Equity and credit contracts	—	902	902	130	25
	124,638	51,834	176,472	2,407	951

2021
Exchange rate contracts	—	33,865	33,865	1,194	507
Interest rate contracts	117,559	9,569	127,128	326	216
Equity and credit contracts	—	1,056	1,056	161	54
	117,559	44,490	162,049	1,681	777

Annual Report 2022	Santander UK plc 154

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

c) Analysis of derivatives designated as hedges
Santander UK applies hedge accounting on both a fair value and cash flow basis depending on the nature of the underlying exposure. We establish the hedge ratio by matching the notional of the derivative with the underlying position being hedged. Only the designated risk is hedged and therefore other risks, such as credit risk are managed but not hedged. For interest rate hedges, the designated hedged risk is determined with reference to the underlying benchmark rate.
Fair value hedges
Portfolio hedges of interest rate risk
Santander UK holds portfolios of fixed rate assets and liabilities which expose it to changes in fair value due to movements in market interest rates. We manage these exposures by entering into interest rate swaps. Each portfolio contains assets or liabilities that are similar in nature and share the risk exposure that is designated as being hedged.
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
Cash flow hedges
Hedges of interest rate risk
Santander UK manages its exposure to the variability in cash flows of floating rate assets and liabilities attributable to movements in market interest rates by entering into interest rate swaps. The interest rate risk component is determined with reference to the underlying benchmark rate attributable to the floating rates asset or liability. Designated benchmark rates referenced are currently SONIA or BoE base rate. Effectiveness is assessed by comparing changes in the fair value of the interest rate swap with changes in the fair value of the hedged item attributable to the hedged risk, applying a hypothetical derivative method using linear regression techniques.
Hedges of foreign currency risk
As Santander UK obtains funding in international markets, we assume significant foreign currency risk exposure, mainly in USD and EUR. In addition, Santander UK also holds debt securities for liquidity purposes which assumes foreign currency exposure, principally in JPY.
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
The foreign currency risk component is the change in cash flows of the foreign currency debt arising from changes in the relevant foreign currency forward exchange rate. Such changes constitute a significant component of the overall changes in cash flows of the instrument. Effectiveness is assessed by comparing changes in the fair value of the foreign exchange contracts (spot, forward and swaps) or cross currency swaps with changes in the fair value of the hedged debt attributable to the hedged risk applying a hypothetical derivative method using linear regression techniques.

IBOR Reform
Note 41 includes details of the notional value of hedging instruments by benchmark interest rate impacted by IBOR reform and the notional amounts of assets, liabilities and off-balance sheet commitments affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.

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

Annual Report 2022	Santander UK plc 155

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2022	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	2,210	4,468	21,678	45,314	3,808	77,478
	Average fixed interest rate - GBP	2.58%	0.88%	0.56%	2.07%	3.78%
	Average fixed interest rate - EUR	1.77%	1.60%	0.77%	0.28%	3.09%
	Average fixed interest rate - USD	1.35%	3.47%	3.51%	2.00%	4.92%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	66	465	7	538
	Interest rate contracts - Nominal amount (£m)	—	—	—	263	7	270
	Average GBP - EUR exchange rate	—	—	1.20	1.16	1.10
	Average GBP - USD exchange rate	—	—	—	1.19	—
	Average fixed interest rate - EUR	—	—	3.42%	2.06%	—
	Average fixed interest rate - USD	—	—	—	4.63%	—
Cash flow hedges:
Interest rate risk	Interest rate contracts – Nominal amount (£m)	1,042	2,191	1,940	13,197	1,076	19,446
	Average fixed interest rate - GBP	1.77%	2.29%	1.98%	2.35%	1.84%
FX risk	Exchange rate contracts - Nominal amount (£m)	2,301	3,135	2,381	10,606	1,163	19,586
	Interest rate contracts - Nominal amount (£m)	415	—	—	2,325	997	3,737
	Average GBP - JPY exchange rate	—	157.45	160.04	—	—
	Average GBP - CHF exchange rate	—	1.13	—	—	—
	Average GBP - EUR exchange rate	—	—	1.12	1.18	1.17
	Average GBP - USD exchange rate	1.22	1.25	1.17	1.31	1.39
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	1,173	4,626	650	6,449
	Interest rate contracts - Nominal amount (£m)	—	—	585	2,132	208	2,925
	Average GBP - EUR exchange rate			1.19	1.21	1.20
	Average GBP - USD exchange rate			1.60	1.50	1.54
	Average fixed interest rate – GBP	—	—	3.27%	2.58%	4.59%

2021
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal amount (£m)	3,121	6,223	21,442	44,507	4,991	80,284
	Average fixed interest rate - GBP	0.59%	0.42%	0.09%	0.88%	3.13%
	Average fixed interest rate - EUR	0.51%	1.74%	1.08%	0.81%	2.61%
	Average fixed interest rate - USD	1.91%	0.96%	1.44%	2.76%	4.05%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	107	381	102	590
	Interest rate contracts - Nominal amount (£m)	—	—	—	193	37	230
	Average GBP - EUR exchange rate	—	—	1.21	1.16	1.17
	Average fixed interest rate - EUR	—	—	3.29%	2.03%	2.62%
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	1,010	481	871	7,669	5,137	15,168
	Average fixed interest rate - GBP	1.97%	0.44%	0.08%	1.39%	0.97%
FX risk	Exchange rate contracts - Nominal amount (£m)	2,703	936	2,057	6,715	2,124	14,535
	Interest rate contracts - Nominal amount (£m)	—	—	—	2,438	887	3,325
	Average GBP - JPY exchange rate	—	142.91	148.86	—	—
	Average GBP - EUR exchange rate	1.17	—	1.18	1.16	1.17
	Average GBP - USD exchange rate	1.34	1.34	1.33	1.34	1.39
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	620	—	840	4,765	1,479	7,704
	Interest rate contracts - Nominal amount (£m)	—	—	0	2,049	924	2,973
	Average GBP - EUR exchange rate	1.28	—	1.39	1.20	1.20
	Average GBP - USD exchange rate	—	—	—	1.61	1.38
	Average fixed interest rate - GBP	2.26%	—	1.17%	2.72%	3.41%

Annual Report 2022	Santander UK plc 156

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 157

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2022	2021	2020
	£m	£m	£m
Fair value hedging:
Gains/(losses) on hedging instruments	2,381	852	(299)
(Losses)/gains on hedged items attributable to hedged risks	(2,316)	(800)	365
Fair value hedging ineffectiveness	65	52	66
Cash flow hedging ineffectiveness	(36)	(39)	(46)
	29	13	20
Hedge ineffectiveness can be analysed by risk category as follows:

									Group
			2022			2021			2020
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges:
Interest rate risk	2,392	(2,333)	59	874	(834)	40	(358)	385	27
Interest rate/FX risk	(11)	17	6	(22)	34	12	59	(20)	39
	2,381	(2,316)	65	852	(800)	52	(299)	365	66

					Group
		Hedging Instruments
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI	Recognised in Income Statement	Reclassified from reserves to income
		£m	£m	£m	£m
Cash flow hedges:
2022
Interest rate risk	Net interest income	(1,161)	1,160	(1)	(96)
FX risk	Net interest income/other operating income	1,604	(1,604)	—	1,692
Interest rate/FX risk	Net interest income/other operating income	(54)	19	(35)	533
		389	(425)	(36)	2,129
2021
Interest rate risk	Net interest income	(317)	305	(12)	73
FX risk	Net interest income/other operating income	(54)	54	—	(158)
Interest rate/FX risk	Net interest income/other operating income	(541)	514	(27)	(273)
		(912)	873	(39)	(358)
2020
Interest rate risk	Net interest income	185	(179)	6	33
FX risk	Net interest income/other operating income	(42)	38	(4)	2
Interest rate/FX risk	Net interest income/other operating income	782	(830)	(48)	773
		925	(971)	(46)	808

Annual Report 2022	Santander UK plc 158

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 159

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

In 2022, cash flow hedge accounting of £0m (2021: £14m) had to cease due to the hedged cash flows no longer being expected to occur.
The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2022	2021
	£m	£m
Balance at 1 January	129	644
Effective portion of changes in fair value:
– Interest rate risk	(1,160)	(305)
– Foreign currency risk	1,604	(54)
– Equity risk	—	—
– Interest rate/foreign currency risk	(19)	(514)
	425	(873)
Income statement transfers:
– Interest rate risk	96	(73)
– Foreign currency risk	(1,692)	158
– Equity risk		—
– Interest rate/foreign currency risk	(533)	273
	(2,129)	358
Balance at 31 December	(1,575)	129

Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2022					2021
		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiveness
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	60,783	—	(2,640)	(653)	(2,707)	58,455	—	80	491	(1,092)
Other financial assets at amortised cost	156	—	(12)	2	(14)	160	—	2	3	(12)
Reverse repurchase agreements – non trading	4,045	—	(5)	(1)	—	9,570	—	(5)	—	(6)
Other financial assets at FVOCI	2,325	(200)	—	35	(227)	3,728	23	—	47	(112)
Deposits by customers	(1,739)	24	5	—	33	(1,665)	(46)	—	(44)	104
Deposits by banks	—	—	—	—	—	—	—	—	—	—
Debt securities in issue	(4,735)	321	(94)	(172)	528	(2,567)	(140)	(114)	(185)	235
Subordinated liabilities	(250)	(27)	(6)	(63)	54	(293)	(75)	(8)	(70)	49
Interest rate/FX risk:
Other financial assets at FVOCI	237	(21)	—	1	(9)	227	—	—	1	(20)
Debt securities in issue	(290)	(18)	—	(37)	27	(423)	(55)	—	(47)	55
Subordinated liabilities	1	1	—	1	(1)	2	2	—	2	(1)
	60,533	80	(2,752)	(887)	(2,316)	67,194	(291)	(45)	198	(800)

Annual Report 2022	Santander UK plc 160

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

							Group
				2022			2021
		Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
	Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:	Loans and advances to customers	935	(1,010)	(1)	235	(135)	(2)
	Cash and balances at central banks	233	(274)	(106)	71	(79)	—
	Reverse repurchase agreements - non trading	—	—	—	—	—	—
	Deposits by banks	(8)	7	—	(1)	1	—
	Debt securities in issue	—	—	—	—	—	—
	Repurchase agreements - non trading	—	—	—	—	—	—
FX risk:	Other financial assets at FVOCI	—	(6)	—	(195)	(1)	—
	Not applicable – highly probable forecast transactions	(349)	2	—	149	1	—
	Deposits by customers	(167)	(2)	—	9	9	10
	Deposits by banks	—	—	—	—	—	—
	Debt securities in issue	(1,051)	(17)	(2)	85	57	(4)
	Repurchase agreements - non trading	(37)	—	—	6	—	—
Equity risk:	Other liabilities	—	—	—	—	—	—
Interest rate/FX risk:	Debt securities in issue/loans and advances to customers	56	(170)	(3)	410	105	(4)
	Deposits by customers	—	(74)	—	93	38	—
	Subordinated liabilities/loans and advances to customers	(37)	(31)	77	11	133	80
		(425)	(1,575)	(35)	873	129	80

Annual Report 2022	Santander UK plc 161

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally black

Annual Report 2022	Santander UK plc 162

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2022	2021
	£m	£m
Loans and advances to customers:
Loans to housing associations	4	12
Other loans	41	62
	45	74
Debt securities	84	111
	129	185

For the Santander UK group, other financial assets at FVTPL comprised £16m (2021: £12m) of financial assets designated at FVTPL and £113m (2021: £173m) of financial assets mandatorily held at FVTPL.
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
The net loss in the year attributable to changes in credit risk for loans and advances at FVTPL was £1m (2021: £nil, 2020: £nil). The cumulative net loss attributable to changes in credit risk for loans and advances at FVTPL at 31 December 2022 was £3m (2021: £2m).

13. LOANS AND ADVANCES TO CUSTOMERS

	Group
	2022	2021
	£m	£m
Loans secured on residential properties	184,317	174,712
Corporate loans	19,057	19,282
Finance leases	4,645	3,916
Other unsecured loans	7,742	9,404
Accrued interest and other adjustments	688	452
Amounts due from fellow Banco Santander subsidiaries and joint ventures	4,220	3,175
Amounts due from Santander UK Group Holdings plc	—	6
Loans and advances to customers	220,669	210,947
Credit impairment loss allowances on loans and advances to customers	(931)	(828)
Residual value and voluntary termination provisions on finance leases	(22)	(25)
Net loans and advances to customers	219,716	210,094
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.

Finance lease and hire purchase contract receivables may be analysed as follows:

						Group
	2022			2021
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	1,493	(182)	1,311	1,906	(5)	1,901
Later than one year and not later than two years	1,367	(168)	1,199	1,324	(200)	1,124
Later than two years and not later than three years	1,190	(147)	1,043	771	(141)	630
Later than three years and not later than four years	1,044	(129)	915	343	(82)	261
Later than four years and not later than five years	143	(18)	125	38	(38)	—
Later than five years	59	(7)	52	—	—	—
	5,296	(651)	4,645	4,382	(466)	3,916

Annual Report 2022	Santander UK plc 163

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

At 31 December 2022 and 2021, the Company had no finance lease and hire purchase contract receivables. The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers. Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,761m (2021: £1,510m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of £nil (2021: £nil, 2020: £nil) was earned in the year, which was classified in ‘Interest and similar income’. Finance income on the net investment in finance leases was £230m (2021: £243m, 2020: £308m).
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
At 31 December 2022 and 2021, the Santander UK group had contracted with lessees for the following future undiscounted minimum lease payments receivable under operating leases.

	Group
	2022	2021
	£m	£m
No later than one year	31	31
Later than one year and not later than two years	27	27
Later than two years and not later than three years	22	21
Later than three years and not later than four years	13	15
Later than four years and not later than five years	11	11
Later than five years	21	28
	125	133

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

Annual Report 2022	Santander UK plc 164

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2022 and 2021 are listed below.

	Gross assets		External notes in issue		Notes issued to Santander UK plc/subsidiaries as collateral
	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
- Holmes	1,646	2,294	790	430	176	183
- Fosse	2,028	2,154	100	288	1,365	1,402
	3,674	4,448	890	718	1,541	1,585
Other asset-backed securitisation structures:
- Motor	6	38	7	41	—	—
Total securitisation programmes	3,680	4,486	897	759	1,541	1,585
Covered bond programmes
–Euro 35bn Global Covered Bond Programme	21,304	15,713	15,205	12,760	—	—
Total securitisation and covered bond programmes	24,984	20,199	16,102	13,519	1,541	1,585
The following table sets out the internal and external issuances and redemptions in 2022 and 2021 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	2022	2021	2022	2021	2022	2021	2022	2021
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
–Holmes	—	—	0.6	—	0.1	0.2	0.2	0.4
–Fosse	—	—	—	—	—	—	0.2	—
–Langton	—	—	—	—	—	2.4	—	—
Other asset-backed securitisation structures:
–Motor	—	—	—	—	—	0.1	—	0.1
–Auto ABS UK Loans		—		—		0.1		0.1
Covered bond programme	—	—	4.2	—	0.1	—	1.7	6.5
	—	—	4.8	—	0.2	2.8	2.1	7.1
In 2021 all the remaining Langton bonds were redeemed and all the remaining associated mortgages were repurchased by Santander UK plc. There was no gain or loss on redemption.
Redemptions for Auto ABS UK Loans, which were held in PSA Finance UK Limited (PSA), are included up to 30 July 2021, the date on which the Santander UK group sold its entire shareholding in PSA.
Holmes Funding Ltd has a beneficial interest of £0.8bn (2021: £0.5bn) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1.5bn (2021: £1.6bn) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
The Holmes securitisation companies have cash deposits of £112m (2021: £60m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.
The Fosse securitisation companies have cash deposits of £108m (2021: £185m), which have been accumulated to finance the redemption of a number of securities issued by Fosse securitisation companies. The share of Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.

Annual Report 2022	Santander UK plc 165

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
As a result of these sale and repurchase and securities lending transactions, the Santander UK group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Santander UK group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.
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
The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2022		2021
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	120	(128)	171	(172)
Securities lending agreements	2,871	(2,509)	1,892	(1,742)
Securitisations (See Notes 14 and 26)	3,680	(897)	4,486	(759)
	6,671	(3,534)	6,549	(2,673)

16. REVERSE REPURCHASE AGREEMENTS – NON TRADING

		Group
	2022	2021
	£m	£m
Agreements with banks	885	447
Agreements with customers	6,463	12,236
	7,348	12,683

17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2022	2021
	£m	£m
Asset backed securities	94	443
Debt securities	62	63
0	156	506

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

Annual Report 2022	Santander UK plc 166

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

18. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

		Group
	2022	2021
	£m	£m
Debt securities	6,024	5,833
Loans and advances to customers	—	18
	6,024	5,851

A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

19. INTERESTS IN OTHER ENTITIES

		Group
	2022	2021
	£m	£m
Subsidiaries	—	—
Joint Ventures	252	201
0	252	201

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

Annual Report 2022	Santander UK plc 167

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Interests in consolidated structured entities
Structured entities are formed by Santander UK to accomplish specific and well-defined objectives. Santander UK consolidated these structured entities when the substance of the relationship indicates control, as described in Note 1. In addition to the structured entities disclosed in Note14 which are used for securitisation and covered bond programmes, the only other structured entities consolidated by Santander UK are described below. All the external assets and liabilities in these entities are included in the financial statements and ion relevant notes. Other than as set out below, no significant judgements were required with respect to control or significant influence.

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
b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. In 2022, Santander UK’s share in the profit after tax of its joint ventures was £36m (2021: £22m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2022, the carrying amount of Santander UK’s interest was £252m (2021: £201m). At 31 December 2022 and 2021, the joint ventures had no commitments and contingent liabilities.
c) Interests in unconsolidated structured entities
Structured entities sponsored by the Santander UK group
Santander UK has interests in structured entities which it sponsors but does not control. Santander UK considers itself a sponsor of structured entity when it facilitates the establishment of the structured entity. Other than as set out below, no significant judgements were required with respect to control or significant influence.The structured entities sponsored but not consolidated by Santander UK are as follows:
i) Santander (UK) Common Investment Fund (the Fund)
The Fund is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by Santander UK, but its assets of £8,646m (2021: £14,100m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 30. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established four (2021: three) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans. Senior credit linked notes, which amounted to £180m (2021: £1,184m), are issued to, and held by, Santander UK. Junior credit linked notes, which amounted to £465m (2021: £619m), are all held by third party investors and suffer losses incurred in the referenced portfolios after any tranche of risk that has been assumed by Santander UK. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection.
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

Annual Report 2022	Santander UK plc 168

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

20. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Carrying amount
	£m	£m	£m
At 31 December 2021 and 1 January 2022	1,269	(66)	1,203
Movement in the period	—	(4)	(4)
At 31 December 2022	1,269	(70)	1,199

Impairment of goodwill
In 2022 and 2021, no significant impairment of goodwill was recognised. Goodwill is tested for impairment annually at 31 December, with a review for impairment indicators at 30 June. Goodwill is tested for impairment if reviews identify an impairment indicator or when events or changes in circumstances dictate.
The annual review identified that the risks of Covid-19 have reduced significantly; however rising inflation, exacerbated by the conflict in Ukraine, places increasing uncertainty on the UK economic trajectory, and its potential impact on the carrying value of goodwill as impairment indicators for all cash-generating units (CGUs). As a result, management updated the impairment test at 31 December 2022 for all CGUs.

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
Carrying amount of Goodwill by CGU and key assumptions in the VIU calculation

		Goodwill		Discount rate	Growth rate beyond initial cash flow projections
	2022	2021	2022	2021	2022	2021
CGU	£m	£m	%	%	%	%
Personal Financial Services	1,169	1,169	16.6	13.6	1.6	1.6
Private Banking	30	30	15.3	16.3	1.6	1.6
Other	—	4		13.6		1.6
	1,199	1,203

The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macroeconomic outlook. For the goodwill impairment tests conducted at 31 December 2022, the determination of the carrying amount of the Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2025. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of recent events in the UK economic environment on the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2022, see the Credit risk – Santander UK group level section of the Risk review. The cash flow projections take into account the likely impact of recent changes to the BoE Bank Rate, inflation and also consider the impact of future climate change.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2022.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (CAPM) and calculated on a post-tax basis. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The inputs to the CAPM are observable on a post-tax basis. In determining the discount rate, management have identified the cost of equity associated with market participants that closely resemble our CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. The Private Banking CGU has a different discount rate compared to the Personal Financial Services CGU because different market participants closely resemble each CGU.
Growth rate beyond initial cash flow projections
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the cash flows in perpetuity because of the long-term perspective of CGUs. In line with the accounting requirements, management uses the UK Government’s official estimate of UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business. The estimated UK long-term average GDP growth rate has regard to the long-term impact of inherent uncertainties, such as Brexit, climate change and higher living costs, driven by high inflation and rising interest rates.

Annual Report 2022	Santander UK plc 169

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Goodwill arising on the acquisition of Personal Financial Services and Private Banking
The VIU of each CGU remains higher than the carrying value of the related goodwill. The VIU review at 31 December 2022 did not indicate the need for an impairment in the Company’s goodwill balances. Management considered the level of headroom and the uncertainty relating to the respective estimates of the VIU for those CGUs but determined that there was a sufficient basis to conclude that no impairment was required.

Sensitivities of key assumptions in calculating the value in use
At 31 December 2022 and 31 December 2021, the VIU of the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount.
The table below presents a summary of the key assumptions underlying the most sensitive inputs to the model for the Personal Financial Services CGU, the key risks associated with each and details of a reasonably possible change in assumptions, such as a decrease in mortgage new business. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.
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
Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	Cash flow projections	–BoE Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Higher interest rate environment impact on customer affordability –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 5% (2021: 5%).
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points (2021: 100 basis points).

At 31 December 2022 and 31 December 2021, a reasonably possible change in the key assumptions in relation to the VIU calculation for the goodwill balance in the Personal Financial Services CGU would have resulted in a reduction in headroom as follows.

		Reduction in headroom
		2022	2021
CGU	Reasonably possible change	£m	£m
Personal Financial Services	Cash flow projections decrease by 5% (2021: 5%)	(538)	(455)
	Discount rate increases by 100 basis points (2021: 100 basis points)	(887)	(943)

Sensitivity of Value in use changes to current assumptions to achieve nil headroom
Although there was no impairment of goodwill relating to the Personal Financial Services CGU or the Private Banking CGU at 31 December 2022, the test for the Personal Financial Services CGU remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
In 2022, there was an increase in headroom arising from an increase in profitability and cash flows forecast as interest rates have risen, alongside a reduction in the required leverage capital requirement, which was partially offset by an increase in the discount rate.
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

2022	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in cash flows
CGU	£m	£m	£m	bps	%
Personal Financial Services	8,860	10,752	1,892	239	18

2021
Personal Financial Services	8,433	9,100	667	68	7

Annual Report 2022	Santander UK plc 170

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

b) Other intangibles

			Group
	Cost	Accumulated amortisation/ impairment	Carrying amount
	£m	£m	£m
At 1 January 2022	1,334	(992)	342
Additions	112	—	112
Disposals	(185)	185	—
Charge	—	(100)	(100)
Impairment	—	(3)	(3)
At 31 December 2022	1,261	(910)	351

At 1 January 2021	1,304	(861)	443
Additions	84	—	84
Disposals	(54)	53	(1)
Charge	—	(158)	(158)
Impairment	—	(26)	(26)
At 31 December 2021	1,334	(992)	342
Other intangibles which consist of computer software, include computer software under development of £149m (2021: £83m), of which £33m is internally generated (2021: £31m).

The impairment charge of £3m (2021: £26m) relates to computer software no longer expected to yield future economic benefits as it has become obsolete.

21. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(1)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2022	978	1,049	434	755	254	3,470
Additions	61	86	—	185	38	370
Reclassification to assets held for sale	(98)	(13)	—	—	—	(111)
Disposals	(52)	(299)	(362)	(218)	(25)	(956)
At 31 December 2022	889	823	72	722	267	2,773
Accumulated depreciation:
At 1 January 2022	334	857	434	160	137	1,922
Charge for the year(2)	18	68	1	73	19	179
Impairment during the year	8	2	—	—	—	10
Reclassification to assets held for sale	(49)	(13)	—	—	—	(62)
Disposals	(41)	(296)	(363)	(88)	(1)	(789)
At 31 December 2022	270	618	72	145	155	1,260
Carrying amount	619	205	—	577	112	1,513

Cost:
At 1 January 2021	1,272	1,375	436	720	218	4,021
Additions	126	26	—	284	65	501
Disposals	(420)	(352)	(2)	(249)	(29)	(1,052)
At 31 December 2021	978	1,049	434	755	254	3,470
Accumulated depreciation:
At 1 January 2021	489	1,068	434	178	118	2,287
Charge for the year(2)	32	86	1	81	19	219
Impairment during the year	46	28	—	—	23	97
Disposals	(233)	(325)	(1)	(99)	(23)	(681)
At 31 December 2021	334	857	434	160	137	1,922
Carrying amount	644	192	—	595	117	1,548

Annual Report 2022	Santander UK plc 171

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

In 2021, we sold our current head office site in Triton Square, London to a wholly-owned subsidiary of Banco Santander SA. Property, office fixtures and equipment and right-of-use assets were impaired in the period as a result of our multi-year transformation project. The impairment relates to leasehold properties within the scope of our branch network restructuring programme and head office sites which are either closing or consolidating.
As part of our plan to be the best bank to work for in the UK, we are building a new head office in Milton Keynes to meet the flexible needs of a modern workforce. It represents a planned investment of more than £200m, funded from existing resources. Site works began in Q1 2020 with practical completion expected in April 2023. Expenditure at 31 December 2022 was approximately £204m.

22. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2022	2021
	£m	£m
US$30bn Euro Medium Term Note Programme	3	5
Structured Notes Programmes	375	413
Eurobonds	102	142
Structured deposits	321	223
Collateral and associated financial guarantees	2	20
	803	803

For the Santander UK group all (2021: all) of the other financial liabilities at FVTPL were designated as such.
Collateral and associated financial guarantees in the table above represent collateral received, together with associated credit protection guarantees, in respect of the proceeds of the retained senior tranches of credit linked notes described in Note 19.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £25m (2021: £12m loss, 2020: £3m loss). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2022 was £15m (2021: £10m loss, 2020: £3m loss).
At 31 December 2022, the amount that would be required to be contractually paid at maturity of the securities above was £138m higher (2021: £nil) higher than the carrying value.

Annual Report 2022	Santander UK plc 172

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

23. DEPOSITS BY CUSTOMERS

		Group
	2022	2021
	£m	£m
Demand and time deposits(1)	189,587	185,843
Amounts due to other Santander UK Group Holdings plc subsidiaries	67	59
Amounts due to Santander UK Group Holdings plc(2)	4,759	5,874
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,155	1,150
	195,568	192,926
(1)Includes equity index-linked deposits of £408m (2021: £549m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £408m and £2m (2021: £549m and £2m) respectively.
(2)Includes downstreamed funding from our immediate parent company Santander UK Group Holdings plc.

24. DEPOSITS BY BANKS

		Group
	2022	2021
	£m	£m
Items in the course of transmission	701	414
Deposits held as collateral	1,741	931
Other deposits(1)	26,082	32,507
Amounts due to Santander UK subsidiaries	1	3
	28,525	33,855
(1)Includes drawdown from the TFSME of £25.0bn (2021: £31.9bn).

Annual Report 2022	Santander UK plc 173

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

25. REPURCHASE AGREEMENTS – NON TRADING

		Group
	2022	2021
	£m	£m
Agreements with banks(1)	50	43
Agreements with customers(1)	7,932	11,675
	7,982	11,718
(1) In 2022, an administrative error was identified where some repurchase agreements had been incorrectly classified as 'agreements with banks, rather than 'agreements with customers'. As a result, the balance for
2021 has been restated to reclassify £4,102m from 'agreements with banks' to 'agreements with customers'.
26. DEBT SECURITIES IN ISSUE

	Group
	2022	2021
	£m	£m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	739	1,405
– Euro 30bn Euro Medium Term Note Programme	3,211	1,261
- US SEC-registered Debt Programme - Santander UK plc	6,694	4,185
	10,644	6,851
Euro 35bn Global Covered Bond Programme	15,205	12,760
US$20bn Commercial Paper Programmes	1,851	2,704
Certificates of deposit	2,874	2,387
Credit linked notes	60	59
Securitisation programmes	897	759
	31,531	25,520
27. SUBORDINATED LIABILITIES

	Group
	2022	2021
	£m	£m
£325m Sterling preference shares	344	344
Undated subordinated liabilities	219	240
Dated subordinated liabilities	1,769	1,644
	2,332	2,228

In 2022, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £5m (2021: a loss of £1m).

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
In 2022 and 2021, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.

Annual Report 2022	Santander UK plc 174

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Undated subordinated liabilities

			Group
		2022	2021
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	14	35
		219	240
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
Dated subordinated liabilities

	Group
		2022	2021
	Maturity	£m	£m
5% Subordinated notes (US$1,500m)	2023	591	548
4.75% Subordinated notes (US$1,000m)	2025	608	541
7.95% Subordinated notes (US$1,000m)	2029	207	221
6.50% Subordinated notes	2030	22	28
5.875%Subordinated notes	2031	7	9
5.625%Subordinated notes (US$500m)	2045	334	297
		1,769	1,644
The dated subordinated liabilities are redeemable in whole at the option of Santander UK plc in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

28. OTHER LIABILITIES

		Group
	2022	2021
	£m	£m
Lease liabilities	125	132
Other(1)	2,456	1,935
	2,581	2,067
(1) For more information on amounts restated see Note 44.

29. PROVISIONS

	Group
	Customer remediation	Litigation and other regulatory	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	44	166	1	74	38	28	13	364
Additional provisions (See Note 8)	77	137	47	—	36	23	196	516
Provisions released (See Note 8)	(18)	(18)	(4)	(7)	—	—	(11)	(58)
Utilisation and other	(13)	(149)	(59)	(20)	—	(30)	(191)	(462)
Recharge(1)	—	—	18	—	—	—	—	18
At 31 December 2022	90	136	3	47	74	21	7	378

(1) Recharge in respect of the UK Bank Levy paid on behalf of other UK entities in the Banco Santander group
Provisions expected to be settled within no more than 12 months after 31 December 2022 were £130m (2021: £180m).

Annual Report 2022	Santander UK plc 175

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

a) Customer remediation
Provisions of £77m were recognised in 2022 for two customer remediation exercises relating to our historical mortgage book. Most of the provision relates to the proposed refund of early repayment charges paid by a specific group of customers who historically switched mortgage products The provision remains subject to change as additional data becomes available and remediation boundaries are finalised.

At 31 December 2022 there was no customer remediation provision (2021: £6m) for a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the Consumer Credit Act (CCA). The remediation is now complete with all customers having been contacted.

b) Litigation and other regulatory
Litigation and other regulatory provisions principally comprised amounts in respect of litigation and other regulatory charges, operational loss and operational risk provisions, and related expenses. A number of uncertainties exist with respect to these provisions given the uncertainties inherent in litigation and other regulatory matters, that affect the amount and timing of any potential outflows with respect to which provisions have been established. These provisions are reviewed at least quarterly. The majority of the 2022 charge is the settlement of a financial penalty of £108m with the FCA for shortcomings in our anti-money laundering controls.
Although the deadline for bringing PPI complaints has passed, customers can still commence Plevin related litigation. Amounts include a provision of £24m for the best estimate of any obligation to pay compensation in respect of current stock and estimated future claims. There are ongoing factual issues to be resolved regarding such litigation which may have legal consequences including the volume and quality of future litigation claims. As a result, the extent of the potential liability and amount of any compensation to be paid remains uncertain.
The balance also included an amount in respect of our best estimate of the liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 31. No further information on the best estimate is provided on the basis that it would be seriously prejudicial.
c) Bank Levy
A rate of 0.10% applied for 2022 (2021: 0.10%).

d) Property
Property provisions include leasehold vacant property provisions, dilapidation provisions for leased properties within the scope of IFRS 16 and decommissioning and disposal costs relating to vacant freehold properties. Leasehold vacant property provisions are made by reference to an estimate of any expected sub-let income, compared to the head rent, and the possibility of disposing of Santander UK’s interest in the lease, taking into account conditions in the property market.

e) ECL on undrawn facilities and guarantees
Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments.
f) Restructuring
Restructuring provisions relate to severance costs associated with transformation and organisational changes. The provision includes a charge of £19m as part of our multi-year transformation programme to improve future returns, focused on simplifying, digitising and automating the bank.
g) Other
Other provisions do not fit into any of the other categories, such as some categories of operational losses, including fraud losses. In 2022, Other provisions included charges for operational risk provisions of £186m, including fraud losses of £153m.

Annual Report 2022	Santander UK plc 176

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

30. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

		Group
	2022	2021
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	1,050	1,572
Unfunded pension and post-retirement medical benefits	(25)	(37)
Total net assets	1,025	1,535

Remeasurement losses/(gains) recognised in other comprehensive income in the year were as follows:

			Group
	2022	2021	2020
	£m	£m	£m
Pension remeasurement	722	(1,264)	505

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
An expense of £60m (2021: £64m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses (see Note 6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the Scheme). It comprises seven legally segregated sections. The Scheme covers 10% (2021: 11%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme. The Trustee board comprises six (2021:five) Directors selected by Santander UK Group Holdings plc, plus four (2021: five) member-nominated Directors selected from eligible members who apply for the role.
The assets of the funded schemes including the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the sections of the Scheme remains under regular review. Investment decisions are delegated by the Trustee to a common investment fund, managed by Santander (CF Trustee) Limited, a private limited company owned by ten Trustee directors, who are the same as the directors of the Trustee. The Santander (CF Trustee) Limited directors’ principal duty, within the investment powers delegated to them, is to act in the best interest of the members of the Scheme. Ultimate responsibility for investment policy and strategy rests with the Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles. The defined benefit pension schemes expose the Santander UK group to risks such as investment risk, interest rate risk, longevity risk and inflation risk. The Santander UK group does not hold any insurance policies over the defined benefit pension schemes and has not entered into any significant transactions with them.
Formal actuarial valuations of the assets and liabilities of the defined benefit schemes are carried out on at least a triennial basis by independent professionally qualified actuaries and valued for accounting purposes at each balance sheet date. The Scheme Trustee is responsible for the actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest formal actuarial valuation for the Scheme at 31 March 2022 was finalised in November 2022, with an overall scheme deficit of £183m. The next scheduled triennial funding valuation will be at 31 March 2025. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.
The main differences between the assumptions used for assessing the defined benefit liabilities for the funding valuation and those used for IAS 19 are that the financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.

Annual Report 2022	Santander UK plc 177

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

The total amount charged to the income statement was as follows:

			Group
	2022	2021	2020
	£m	£m	£m
Net interest income	(30)	(5)	(10)
Current service cost	30	38	36
Past service and GMP costs	—	—	1
Past service curtailment costs	0	5	—
Administration costs	9	8	8
	9	46	35

The amounts recognised in other comprehensive income were as follows:

		Group
	2022	2021	2020
	£m	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	5,527	(454)	(1,328)
Actuarial (gains)/losses arising from changes in demographic assumptions	(122)	(17)	34
Actuarial (gains)/losses arising from experience adjustments	481	(19)	(141)
Actuarial (gains)/losses arising from changes in financial assumptions	(5,164)	(774)	1,940
Pension remeasurement	722	(1,264)	505

Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2022	2021
	£m	£m
At 1 January	(12,878)	(13,887)
Current service cost paid by Santander UK plc	(29)	(29)
Current service cost paid by subsidiaries	(1)	(9)
Current service cost paid by fellow Banco Santander subsidiaries	—	—
Interest cost	(241)	(188)
Employer salary sacrifice contributions	(2)	(9)
Past service cost	—	—
Past service curtailment costs	—	(5)
GMP equalisation cost	—	—
Remeasurement due to actuarial movements arising from:
–Changes in demographic assumptions	122	17
– Experience adjustments	(481)	19
–Changes in financial assumptions	5,164	774
Benefits paid	413	398
Derecognition of pension scheme liabilities arising from the sale of PSA	—	41
At 31 December	(7,933)	(12,878)

Annual Report 2022	Santander UK plc 178

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Movements in the fair value of the schemes’ assets were as follows:

	Group
	2022	2021
	£m	£m
At 1 January	14,413	13,979
Interest income	271	193
Contributions paid by employer and scheme members	223	246
Contributions paid by fellow Banco Santander subsidiaries	—	—
Administration costs paid	(9)	(8)
Return on plan assets (excluding amounts included in net interest expense)	(5,527)	454
Benefits paid	(413)	(398)
Derecognition of pension scheme assets arising from the sale of PSA	—	(53)
At 31 December	8,958	14,413

The composition and fair value of the schemes’ assets by category was:

	Group
	Quoted prices in active markets		Prices not quoted in active markets		Total		Valuation
2022	£m	%	£m	%	£m	%	technique
Overseas equities	0	0	1,172	13	1,172	13	A,C
Corporate bonds	1,991	22	244	3	2,235	25	A,C
Government fixed interest bonds	1,138	13	—	—	1,138	13	A
Government index-linked bonds	5,525	62	—	—	5,525	62	A
Property	—	—	1,202	13	1,202	13	B
Derivatives	—	—	(78)	(1)	(78)	(1)	A
Cash	—	—	1,340	15	1,340	15	A
Repurchase agreements(1)	—	—	(4,312)	(48)	(4,312)	(48)	A
Infrastructure	—	—	426	5	426	5	B,C
Annuities	—	—	293	3	293	3	D
Longevity swap	—		(12)	0	(12)	0	D
Other	—	—	29	0	29	0	C
	8,654	97	304	3	8,958	100
2021
UK equities	38	0	—	—	38	0	A
Overseas equities	1,401	10	1,065	7	2,466	17	A,C
Corporate bonds	1,607	11	312	2	1,919	13	A,C
Government fixed interest bonds	2,788	19	—	—	2,788	19	A
Government index-linked bonds	9,159	64	—	—	9,159	64	A
Property	—	—	1,409	10	1,409	10	B
Derivatives	—	—	(83)	(1)	(83)	(1)	A
Cash	—	—	2,290	16	2,290	16	A
Repurchase agreements(1)	—	—	(6,582)	(45)	(6,582)	(45)	A
Infrastructure	—	—	390	3	390	3	B,C
Annuities	—	—	291	2	291	2	D
Longevity swap	—	—	(8)	0	(8)	0	D
Other	—	—	336	2	336	2	C
	14,993	104	(580)	(4)	14,413	100
(1)    Sale and repurchase agreements net of purchase and resale agreements.

Annual Report 2022	Santander UK plc 179

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Valuation techniques
The main methods for measuring the fair value of the Scheme’s assets at 31 December 2022 and 2021 are set out below.
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
A number of insurance transactions have been entered into that have been included in the asset valuation under annuities and Longevity swap. The transactions were as follows:.

–In May 2020 a pensioner buy-in was entered into by the Trustee. This transaction insured 100% of the SMA section pensioner liabilities and 50% of the SPI section pensioner liabilities based on membership in the Scheme at 31 December 2018.
–In March 2021, the Trustee entered into a longevity swap. Approximately 85% of pensioner liabilities were covered by the longevity swap at inception, excluding pensioners in the SMA and SPI sections.
–In 2022, a pensioner buy-in was entered into by the Trustee covering pensioners in the SMA and SPI sections who were uninsured at 30 June 2021.
–In July 2022, the Trustee entered into a second longevity swap, extending the insurance over uninsured pensioners in the same membership groups covered by the first swap transacted in March 2021, based on membership in the Scheme at 31 December 2021.

Annual Report 2022	Santander UK plc 180

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

At 31 December 2022, as highlighted above, the Scheme was invested in certain assets whose values are not based on market observable data, such as the investments in unquoted equities and bonds, as well as property, infrastructure and hedge funds. The valuation of these assets relies on unobservable data as these assets do not have a readily available quoted price in an active market. A large proportion of the property is directly held and valued using a bespoke valuation method taking both the nature of the properties and the tenancy schedules as inputs to derive the fair value. Where there is a time lag between the net asset value and the balance sheet date, management adjusts the value of the assets for any cash movements. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. The Scheme prior to 31 December 2022 invested in equities and had an equity collar in place to manage equity risk. The Scheme also hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2022 the equity collar had a notional value of £3m (2021: £1,259m) and the currency forwards had a notional value of £985m (2021: £2,296m). Significant asset de-risking took place in 2022, with the Scheme divesting entirely from listed equities, as well as its multi-asset funds. Significant investments were made in quoted corporate bonds over the year, largely funded from these sales. The sale proceeds also went to de-leveraging the asset portfolio. The Trustee has established the Sustainability Committee which is responsible for overseeing the Scheme’s policies, regulatory obligations and priorities in respect of climate change and wider Environmental, Social and Governance (ESG) related matters. This includes the monitoring of climate change related risks and opportunities, scenario analysis and monitoring of investments from an ESG perspective.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2022 and 2021. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.
The Santander UK group's employee pension funds recognise the magnitude of the challenges that climate and energy transition pose to governments, companies and civil society. They are also aware of their impact on the ability to comply with their fiduciary duty providing long-term risk-adjusted returns to their members. They have committed to a target of net zero by 2050, showing their full support for the Santander UK group's vision, commitment to sustainability and climate change.
Funding
In November 2022, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and a schedule of contributions following the finalisation of the 31 March 2022 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £218m in 2022 (2021: £241m) to the Scheme, of which £178m (2021: £194m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s contributions to the Scheme covers the period up to 31 March 2026 and comprises of contingent contributions which become due if the funding position of any section falls behind the agreed plan. The Santander UK group also meets Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Santander UK group needs to put into the pension scheme. It will always be different to the IAS 19 accounting deficit, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.

Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	Group
	2022	2021	2020
	%	%	%
To determine benefit obligations(1):
–Discount rate for scheme liabilities	4.9	1.9	1.3
–General price inflation	3.1	3.4	3.0
–General salary increase	1.0	1.0	1.0
–Expected rate of pension increase	3.0	3.2	2.9

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
–Males	27.4	27.5	27.5
–Females	30.1	30.1	30.0
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
–Males	28.9	29.0	29.0
–Females	31.6	31.6	31.5
(1) The discount rate and inflation related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.

Discount rate for scheme liabilities
The rate used to discount the retirement benefit obligation for accounting purposes is based on the annual yield at the balance sheet date of high-quality corporate bonds on that date. There are only a limited number of higher quality Sterling-denominated corporate bonds, particularly those that are longer-dated. Therefore, in order to set a suitable discount rate, we need to construct a corporate bond yield curve. In 2022, management updated the model used to construct the curve following a review of the Scheme's IAS 19 assumptions. The model which we use to construct the curve uses corporate bond data but excludes convertible bonds, asset-backed bonds and government related bonds. The curve is then constructed from this data by extrapolating the spot rates from 30 years to 50 years by holding the spread above nominal gilt spot rates constant. From 50 years onwards, it is assumed that spot rates remain constant. When considering an appropriate assumption, we project forward the expected cash flows of each section of the Scheme and adopt a single equivalent cash flow weighted discount rate for each section, subject to management judgement.

Annual Report 2022	Santander UK plc 181

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

General price inflation
Consistent with our discount rate methodology, we set the inflation assumption using the expected cash flows for each section of the Scheme, fitting them to an inflation curve to give a weighted average inflation assumption. We then deduct an inflation risk premium to reflect the compensation holders of fixed rate instruments expect to receive for taking on the inflation risk. This premium is subject to a cap, to better reflect management’s view of inflation expectations. In 2022, management refined the general price inflation assumption following a review of the Scheme’s IAS 19 assumptions, to reflect a different data set and different methodology used to construct the curve.

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
Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S3 Medium all pensioner mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. For future improvements, at 31 December 2022 the CMI 2021 projection model was adopted, with model parameters selected having had regard to the Scheme’s membership profile with an initial addition to improvements of 0.25%per annum, together with a long-term rate of future improvements to life expectancy of 1.25% for male and female members. No weight was placed on the 2020 data in the model, reflecting the uncertainty regarding whether, and how much, 2020 mortality data reflects likely future experience. A modest weight of 10% was placed on the 2021 data in the model, reflecting the likelihood of sustained indirect impacts of the pandemic. Both the mortality table and the projection model are published by the Continuous Mortality Investigation.

In 2022, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the Trustee as part of the 2022 triennial valuation. These reviews resulted in changes in the assumptions for family statistics, early retirement and the withdrawal assumption.

Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

	Change in pension obligation at year end from		(Decrease)/increase
	2022	2021	2022	2021
Assumption			£m	£m
Discount rate	50 bps increase	25 bps increase	(501)	(571)
General price inflation	50 bps increase	25 bps increase	374	392
Mortality	Each additional year of longevity assumed	Each additional year of longevity assumed	203	478

The 50bps sensitivity to the inflation assumption includes the corresponding impact of changes in future pension increase assumptions before and after retirement. The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation recognised in the balance sheet. There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2023	416
2024	360
2025	382
2026	404
2027	425
Five years ending 2032	2,325

The average duration of the defined benefit obligation at 31 December 2022 was 14.2 years (2021: 18.3 years).
Emerging risks
Actions taken in 2022 to reduce asset risk, in line with the agreements already in place with the Trustee, served to improve the Scheme’s resilience to market volatility. In 2022, the risks considered in relation to Covid-19 related mainly to the suitability of our long-term mortality assumption for our IAS 19 and funding valuations.
The focus in 2022 shifted to the risks arising from the conflict in Ukraine, rising interest rates, the 2022 actuarial valuation, together with market volatility driven by the UK political landscape. The Santander UK group has collaborated with the Trustee to identify and monitor such risks and ensure they were adequately managed.

Annual Report 2022	Santander UK plc 182

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

31. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2022	2021
	£m	£m
Guarantees given to third parties	448	363
Formal standby facilities, credit lines and other commitments	31,388	37,346
	31,836	37,709

At 31 December 2022, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 29 for more details.

Where the items set out below can be reliably estimated, they are disclosed in the table above.

Capital support arrangements
At 31 December 2022, Santander UK plc, Cater Allen Limited, Santander ISA Managers Limited and certain other non-regulated subsidiaries of Santander UK plc were party to a capital support deed entered into on 17 December 2021 and effective from 1 January 2022 (the RFB Sub-Group Capital Support Deed). These parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 31 December 2024. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements.

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

FSCS
The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay certain claims against it. The FSCS is funded by levies on the industry and recoveries and borrowings where appropriate.

Annual Report 2022	Santander UK plc 183

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
FCA civil regulatory investigation into Santander UK plc financial crime systems, processes and controls, and compliance with the Money Laundering Regulations 2007
In December 2022, we paid a £108m financial penalty to settle the FCA's enforcement investigation into the anti-money laundering systems and controls in our Business Banking division in the period between 31 December 2012 and 18 October 2017. The settlement concluded the FCA's investigation.

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
In September 2015, AXA SA acquired AXA France from Genworth. In July 2017, the Santander Entities notified AXA France that they did not accept liability for losses on PPI policies relating to the relevant period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with AXA France pursuant to which it agreed to handle complaints on their behalf, and AXA France agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis. A standstill agreement was entered into between the Santander Entities and AXA France as a condition of the CHA.
In July 2020, Genworth announced that it had agreed to pay AXA SA circa £624m in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold AXA France to AXA SA. The CHA between Santander UK plc and AXA France terminated on 26 December 2020. On 30 December 2020, AXA France provided written notice to the Santander Entities to terminate the standstill agreement. During 2021, AXA France commenced litigation against the Santander Entities seeking recovery of £636m and any further losses relating to pre-2005 PPI. Judgment in respect of the Santander Entities application for AXA France’s claim to be struck out/summarily dismissed, was handed down by the Commercial Court on 12 July 2022. In summary, the Commercial Court upheld a significant part of the Santander Entities’ strike-out application, striking out AXA France’s claim for contribution against Santander for alleged losses and requiring AXA France to re-plead a significant portion of its other pleadings. AXA France updated the amount of losses claimed from £636m to £670m in their Amended Particulars of Claim dated 21 October 2022. Overall, the dispute remains at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The litigation and other regulatory provision in Note 29 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
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

Annual Report 2022	Santander UK plc 184

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
During 2022 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently possible to make a reliable assessment of the size of any related potential liability. Any potential losses, claims or expenses suffered or incurred by Santander Financial Services plc in respect of these matters have been fully indemnified by Santander UK plc, as part of the ring-fencing transfer scheme between Santander UK plc, Santander Financial Services plc and Banco Santander SA.

Taxation
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.
Certain leases in which the Santander UK group is or was the lessor have been under review by HMRC in connection with claims for tax allowances. Under the terms of the lease agreements, the Santander UK group is fully indemnified in all material respects by the respective lessees for any liability arising from the disallowance of tax allowances plus accrued interest. During 2021, an outline agreement in principle in respect of a number of these lease arrangements was reached directly between the lessee and HMRC. This agreement was executed in April 2022, resulting in a final payment by the lessee to HMRC and the conclusion of HMRC’s review. There is no financial impact for the Santander UK group.

Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). Following ring-fencing, all Visa stock is now held by Santander Equity Investments Limited (SEIL), outside the ring-fenced bank.
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

Obligations under stock borrowing and lending agreements
Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations are offset by a contractual right to receive stock under other contractual agreements. See Note 35.

Other off-balance sheet commitments
The Santander UK group has commitments to lend at fixed interest rates which expose us to interest rate risk. For more, see the Risk review.

32. SHARE CAPITAL

	Group
	Ordinary shares of £0.10 each		Total

Issued and fully paid share capital	No.	£m	£m
At 31 December 2021, 1 January 2022 and 31 December 2022	31,051,768,866	3,105	3,105

	Group
	2022	2021
Share premium	£m	£m
At 1 January and 31 December	5,620	5,620

Annual Report 2022	Santander UK plc 185

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

33. OTHER EQUITY INSTRUMENTS

			Group
	Interest rate		2022	2021
	%	Next call date	£m	£m
£300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	—	235
AT1 securities:
- £500m Perpetual Capital Securities	6.75	June 2024	496	496
- £750m Perpetual Capital Securities	7.375	June 2022	—	750
- £500m Perpetual Capital Securities	6.30	March 2025	500	500
- £210m Perpetual Capital Securities	4.25	March 2026	210	210
- £750m Perpetual Capital Securities	6.50	June 2027	750	—
			1,956	2,191

Step-up Callable Perpetual Reserve Capital Instruments
During 2022, the £300m Step-up Callable Perpetual Reserve Capital Instruments were called for value on 14 February 2022 and redeemed at their principal amount.
AT1 securities
The AT1 securities issued by the Company were subscribed for by its immediate parent company, Santander UK Group Holdings plc. The AT1 securities are perpetual and pay a quarterly distribution. At each distribution payment date, the Company can decide whether to pay the distribution, which is non-cumulative, in whole or in part. The distribution rate resets every five years. The securities will be automatically written down and the investors will lose their entire investment in the securities should the CET1 capital ratio of the Santander UK prudential consolidation group, or the Company (calculated on a solo basis), fall below 7%.
All AT1 securities are redeemable at the option of the Company, and only with the consent of the PRA.
In June 2022, Santander UK plc purchased and redeemed the £750m 7.375% Perpetual Capital Securities and issued £750m 6.50% Perpetual Capital Securities, which were fully subscribed by the Company’s immediate parent company, Santander UK Group Holdings plc.

34. NOTES TO CASH FLOWS
Changes in liabilities arising from financing activities
The table below shows the changes in liabilities arising from financing activities. The changes in equity arising from financing activities are set out in the Consolidated Statement of Changes in Equity.

						Group
	Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Dividends paid	Total
2022	£m	£m	£m	£m	£m	£m
At 1 January	25,520	2,228	2,191	132	—	30,071
Proceeds from issue of debt securities	4,778	—	—	—	—	4,778
Repayment of debt securities	(3,036)	—	—	—	—	(3,036)
Repayment of subordinated liabilities	—	(40)	—	—	—	(40)
Issue of other equity instruments	—	—	750	—	—	750
Repurchase of other equity instruments	—	—	(985)	—	—	(985)
Principal elements of lease payments	—	—	—	(26)	—	(26)
Dividends paid	—	—	—	—	(1,164)	(1,164)
Liability-related other changes	3,155	2	—	19	—	3,176
Non-cash changes:
– Unrealised foreign exchange	1,554	87	—	—	—	1,641
– Other changes	(440)	55	—	—	1,164	779
At 31 December	31,531	2,332	1,956	125	—	35,944

Annual Report 2022	Santander UK plc 186

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

2021
At 1 January	35,566	2,556	2,191	97	—	40,410
Proceeds from issue of debt securities	2,872	—	—	—	—	2,872
Repayment of debt securities	(11,910)	—	—	—	—	(11,910)
Repayment of subordinated liabilities	—	(4)	—	—	—	(4)
Issue of other equity instruments(2)	—	—	210	—	—	210
Repurchase of other equity instruments(2)	—	—	(210)	—	—	(210)
Principal elements of lease payments	—	—	—	(25)	—	(25)
Dividends paid(1)	—	—	—	—	(1,505)	(1,505)
Liability-related other changes	(447)	(4)	—	60	—	(391)
Non-cash changes:
– Unrealised foreign exchange	(806)	6	—	—	—	(800)
– Other changes	245	(326)	—	—	1,505	1,424
At 31 December	25,520	2,228	2,191	132	—	30,071

2020
At 1 January	41,129	3,528	2,191	137	—	46,985
Proceeds from issue of debt securities	5,602	—	—	—	—	5,602
Repayment of debt securities	(11,378)	—	—	—	—	(11,378)
Repayment of subordinated liabilities	—	(659)	—	—	—	(659)
Principal elements of lease payments	—	—	—	(45)	—	(45)
Dividends paid	—	—	—	—	(292)	(292)
Liability-related other changes	(250)	(10)	—	5	—	(255)
Non-cash changes:
– Unrealised foreign exchange	376	22	—	—	—	398
– Other changes	87	(325)	—	—	292	54
At 31 December	35,566	2,556	2,191	97	—	40,410
(1) Dividends paid have been restated for 2021 from the £1,494m previously disclosed to £1,505m due to an administrative error.
(2) Issue and Repurchase of other equity instruments and Other Equity Instrument Other changes have been restated for 2021 from £450m, £500m and £50m previously disclosed to £210m for both Issue and Repurchase of Other equity instrument and £nil for Other changes due to an administrative error.
Footnotes to the consolidated cash flow statement
Net cash flows from operating activities includes interest received of £6,508m (2021: £4,806m, 2020: £5,139m), interest paid of £2,089m (2021: £1,064m, 2020: £1,857m) and dividends received of £nil (2021: £nil, 2020: £nil).
Total cash outflow for leases was £28m (2021: £28m, 2020: £48m).
Restatements in the consolidated cash flow statement
The presentation of the consolidated cash flow statement has changed to present 'profit before tax' within cash flows from operating activities instead of 'profit after tax'. Prior periods have been restated. As a result, for the year ended 31 December 2021 and 31 December 2020, the adjustment for 'corporation tax charge' in 'non-cash items included in profit' within cash flows from operating activities has been decreased by £504m and £134m respectively.
Following a decision by the IFRS Interpretations Committee in April 2022, Santander UK updated its accounting policy to exclude from cash and cash equivalents Reserves Collateralisation Accounts (RCAs) balances held at the BoE relating to Santander UK’s participation in certain payments schemes. Instead, RCAs balances are classified as restricted balances and included within 'change in operating assets' in the cash flow statement. Prior periods have been restated. As a result, opening cash and cash equivalents at 1 January 2022 and 1 January 2021 have been restated by £1,580m and £985m respectively. At 31 December 2021, cash and cash equivalents were reduced by £1,580m and restricted balances were increased by £1,580m. At 31 December 2020, cash and cash equivalents were reduced by £985m and restricted balances were increased by £985m. The net change in cash and balances at central banks was restated as a result of a decrease in cash inflows from operating activities of £595m in 2021(2020: increase of £95m).
Other matters
In addition, in 2021, there was a disposal of non-controlling interests of £181m.

Annual Report 2022	Santander UK plc 187

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 188

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

35. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2022	2021
	£m	£m
On-balance sheet:
Cash and balances at central banks	1,330	1,580
Loans and advances to banks	130	284
Loans and advances to customers - securitisations and covered bonds (See Note 14)	24,155	19,432
Loans and advances to customers - other	32,001	41,936
Other financial assets at amortised cost	48	—
Financial assets at fair value through other comprehensive income	4,365	4,363
Total on-balance sheet	62,029	67,595
Total off-balance sheet	9,146	14,449

The Santander UK group provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
The Santander UK group also enters into sale and repurchase agreements and similar transactions of debt securities. Upon entering into such transactions, the Santander UK group provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2022 was £11,553m (2021: £15,368m), of which £900m (2021: £639m) was classified within ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.

Securitisations and covered bonds
As described in Note 14, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 31 December 2022, there were £24,984m (2021: £20,199m) of gross assets in these secured programmes and £829m (2021: £767m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2022, a total of £1,725m (2021: £1,855m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £500m at 31 December 2022 (2021: £500m), or for use as collateral for liquidity purposes in the future.

Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £34,861m at 31 December 2022 (2021: £45,936m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives business
In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2022 £1,506m (2021: £1,947m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table.
b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2022	2021
	£m	£m
On-balance sheet:
Deposits by banks	1,741	931
Total on-balance sheet	1,741	931
Total off-balance sheet	10,141	17,781

Purchase and resale agreements
The Santander UK group also enters into purchase and resale agreements and similar transactions of debt securities. Upon entering into such transactions, the Santander UK group receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31 December 2022, the fair value of such collateral received was £8,628m (2021: £14,562m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.
Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £1,513m at 31 December 2022 (2021: £3,219m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2022, £1,741m (2021: £931m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table.

Annual Report 2022	Santander UK plc 189

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Lending activities
In addition to the collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

36. SHARE-BASED COMPENSATION
The Santander UK group operates share schemes and arrangements for eligible employees. The main current schemes are the Sharesave Schemes, the Deferred Shares Bonus Plan, the Partnership Shares scheme and the Transformation Incentive Plan. All share options and awards relate to shares in Banco Santander SA.
The amount charged to the income statement in respect of share-based payment transactions is set out in Note 6.
At 31 December 2022, the carrying amount of liabilities arising from share-based payment transactions, excluding any cash element was £6.6m (2021: £3.7m), of which £0.1m had vested at 31 December 2022 (2021: £0.4m).
a) Sharesave Schemes
The Santander UK group launched its fifteenth HM Revenue & Customs approved Sharesave invitation under Banco Santander SA sponsorship in September 2022. Sharesave invitations have been offered since 2008 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation and discounted by up to 20%. This year a 10% discount was applied. The vesting of awards under the scheme depends on continued employment with the Banco Santander group. Participants in the scheme have six months from the date of vesting to exercise the option.
The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	25,993	2.25	21,162	2.32
Granted	13,068	1.89	9,414	2.43
Exercised	(242)	1.69	(48)	1.86
Forfeited/expired	(8,831)	2.59	(4,535)	2.95
Outstanding at 31 December	29,988	2.00	25,993	2.25
Exercisable at 31 December	3,439	3.22	1,321	2.75
The weighted average share price at the date the options were exercised was £2.34 (2021: £2.65).
The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2022 and 2021.

		2022		2021
Range of exercise prices	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price
	Years	£	Years	£
£1 to £2	3	1.79	3	1.65
£2 to £3	2	2.56	3	2.81
£3 to £4	1	3.46	1	3.38
£4 to £5	0	4.02	1	4.02
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.23 (2021: £0.20).
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
c) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 3,974,698 shares were outstanding at 31 December 2022 (2021: 3,618,796 shares).

Annual Report 2022	Santander UK plc 190

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

d) Transformation Incentive Plan
This is a one-off long-term incentive plan which is designed to recognise the achievement of financial targets and an enhanced customer experience, whilst maintaining appropriate conduct controls and risk management, over the course of our transformation period.
Awards under the plan will be assessed over the period 1 January 2021 to 31 December 2023. Awards are granted half in cash and half in share-based units (linked to the Banco Santander SA share price), and will vest in accordance with regulatory requirements. The total value of share-based awards granted in 2022 was £1m and the liability arising from share-based payment transactions, excluding any cash element was £1.8m.

37. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL
a) Remuneration of Directors and Other Key Management Personnel
The remuneration of the Directors and Other Key Management Personnel (KMP) of the Santander UK group is set out in aggregate below.

	2022	2021	2020
Directors’ remuneration	£	£	£
Salaries and fees(1)	4,696,699	5,488,388	5,361,444
Performance-related payments(2)	3,701,569	3,431,294	933,703
Other fixed remuneration (allowances and non-cash benefits)	906,201	929,935	1,107,348
Expenses	27,715	17,097	6,772
Total remuneration	9,332,184	9,866,714	7,409,267
Compensation for loss of office(3)	172,856	356,054	—

	2022	2021	2020
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits(2)	22,627,595	20,553,672	16,663,726
Post-employment benefits	1,026,848	988,829	1,821,548
Compensation for loss of office(3)	1,713,256	356,054	263,097
Total compensation	25,367,699	21,898,555	18,748,371
(1)2021 and 2020 salaries and fees have been restated to reflect fees earned in respect of services rendered during the year. Fees of £7,463 have been reallocated from 2021 to 2020.
(2)2021 and 2020 Performance related payments have been restated to account for 36% of Directors and selected KMP awards being subject to long-term metrics. Performance against these metrics can decrease the award to 0% and may not increase the award value. Previously, the value of the Variable Pay Plan awards have been disclosed in full which has resulted in an overstatement post the application of performance conditions. The value of the 2021 and 2020 Variable Pay Plan awards subject to long-term performance conditions will be disclosed after the close of the performance period upon vesting. In addition to the remuneration in the table above, no grants of shares in Banco Santander SA were made to Directors and KMPs as part of buy-outs of deferred performance-related payments in connection with previous employment in 2022 (2021: one to a KMP with a value of £107,225, of which £25,413 vested in the year, 2020: one to a Director of £1,293,678 of which £242,605 vested in the year and one to a KMP of £924,133 of which £60,500 vested in the year). A payment of guaranteed variable remuneration of £660,648 was made to a Director in 2022 (2021: £nil, 2020: £nil) part of which was awarded in Banco Santander SA shares. The element of the guaranteed remuneration which vested in respect of 2022 has been disclosed above, 40%, and the remaining 60% will be disclosed upon vesting.
(3) Compensation for loss of office of £172,856 was paid in 2022 to two Directors (2021: £356,054 for two Directors, 2020: £nil). Compensation for loss of office was paid to three KMPs in 2022 totalling £1,540,400 (2021: £nil , 2020: one KMP: £263,097).
In 2022, the remuneration, excluding pension contributions, of the highest paid Director, was £3,510,441 (2021: £3,740,810, 2020: £2,093,149) of which £1,900,506 (2021: £1,864,320, 2020: £nil) was performance related. In 2022, the accrued defined benefit pension relating to the highest paid director was £nil (2021: £22,119, 2020: £21,309 per annum for a different individual).
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 30 for details of the schemes and the related costs and obligations. One director has a deferred pension benefit accruing under a defined benefit scheme. Ex gratia pensions paid to former Directors of Santander UK plc in 2022, which have been provided for previously, amounted to £379,945 (2021: £370,668; 2020: £366,248). Since the Company became part of the Banco Santander group, the Board has not awarded any new ex-gratia pensions.
c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other Key Management Personnel (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2022		2021
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	6	360	12	3,640
Net movements	4	511	(6)	(3,280)
At 31 December	10	871	6	360

Deposit, bank and instant access accounts and investments
At 1 January	21	6,552	23	8,195
Net movements	2	(2,419)	(2)	(1,643)
At 31 December	23	4,133	21	6,552
In 2022 and 2021, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2022 and 2021, no Directors exercised share options over shares in Banco Santander SA, the ultimate parent company of the Company.
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

Annual Report 2022	Santander UK plc 191

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Management Personnel and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees in Santander UK group.
In 2022, loans were made to six Directors (2021: four Directors), with a principal amount of £540,450 outstanding at 31 December 2022 (2021: £348,306). In 2022, loans were made to four Other Key Management Personnel (2021: two), with a principal amount of £330,972 outstanding at 31 December 2022 (2021: £11,678).
In 2022 and 2021, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other Key Management Personnel or their connected persons had a material interest. In addition, in 2022 and 2021, no Director had a material interest in any contract of significance with Santander UK other than a service contract or appointment letter, as appropriate.

38. RELATED PARTY DISCLOSURES
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
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2022	2021	2020	2022	2021	2020	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(710)	(164)	(119)	47	33	105	1,363	816	(1,673)	(1,150)
Immediate parent	(6)	(6)	(7)	308	263	316	1	7	(14,390)	(10,935)
Fellow subsidiaries	(69)	(57)	(58)	177	163	157	108	159	(348)	(534)
Associates & joint ventures	(76)	(34)	(29)	17	4	—	4,151	3,075	(973)	(918)
	(861)	(261)	(213)	549	463	578	5,623	4,057	(17,384)	(13,537)

For more on this, see ‘Balances with other Banco Santander group members’ in the Risk review, Note 13. Loans and advances to customers, Note 23. Deposits by customers and Note 33. Other Equity Instruments. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 30. In November 2022, Santander (UK) Group Pension Scheme Trustees Limited entered into an unsecured committed liquidity facility with Santander UK plc for £600m with a maturity date of 31 December 2024. This facility provides an alternate source of short-term liquidity for day-to-day operational needs. At the balance sheet date, no drawings had been made from this facility and the entire facility remained undrawn.
The above transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.
In 2020, Santander Consumer (UK) plc (SCUK) purchased a 50% share in a new joint venture, Volvo Car Financial Services UK Limited. In 2021, £390m of dealer lending was transferred from SCUK to the new entity. In October 2020, Santander UK plc transferred a portfolio of mortgage assets with a carrying amount of £3,163m to Santander Financial Services plc for a cash consideration of £3,174m, including a purchase price premium of £11m.
In 2021, SCUK sold its entire 50% shareholding in PSA Finance UK Limited to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA. In 2021, a significant part of the CIB business of Santander UK was transferred to the London branch of Banco Santander SA by way of a Part VII banking business transfer scheme. For more details, see Note 42. In 2021, we sold our current head office site in Triton Square, London to Santander UK Investments, a wholly owned subsidiary of our ultimate parent. Santander UK occupies space within the building and paid fees of £6m (2021: £4m) under an occupational licence arrangement.
In May 2022, Santander UK plc transferred a portfolio of mortgage assets with a carrying amount of £624m to Santander Financial Services plc for a cash consideration of £631m, including a purchase price premium of £7m.

Annual Report 2022	Santander UK plc 192

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

39. FINANCIAL INSTRUMENTS

a) Fair value measurement and hierarchy
(i) Fair value measurement
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
b) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2022 and 2021 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2022, 2021 and 2020.
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

Annual Report 2022	Santander UK plc 193

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
c) Control framework
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
For fair values determined using a valuation model, the control framework may include as applicable, independent development and / or validation of: (i) the logic within the models; (ii) the inputs to those models; and (iii) any adjustments required outside the models. Internal valuation models are validated independently within the Risk Department. A validation report is produced for each model-derived valuation that assesses the mathematical assumptions behind the model, the implementation of the model and its integration within the trading system.

d) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2022 and 2021, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

										Group
				2022					2021
		Fair value			Carrying			Fair value		Carrying
	Level 1	Level 2	Level 3	Fair value	value	Level 1	Level 2	Level 3	Fair value	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	212,479	212,479	219,716	—	—	212,811	212,811	210,094
Loans and advances to banks	—	992	—	992	992	—	1,169	—	1,169	1,169
Reverse repurchase agreements - non trading	—	7,341	—	7,341	7,348	—	12,453	226	12,679	12,683
Other financial assets at amortised cost	144	—	—	144	156	164	348	—	512	506
	144	8,333	212,479	220,956	228,212	164	13,970	213,037	227,171	224,452
Liabilities
Deposits by customers	—	51	195,483	195,534	195,568	—	48	192,898	192,946	192,926
Deposits by banks	—	27,979	55	28,034	28,525	—	33,770	85	33,855	33,855
Repurchase agreements - non trading	—	7,982	—	7,982	7,982	—	11,718	—	11,718	11,718
Debt securities in issue	2,574	26,349	1,582	30,505	31,531	963	23,926	1,218	26,107	25,520
Subordinated liabilities	19	2,358	224	2,601	2,332	37	2,350	238	2,625	2,228
	2,593	64,719	197,344	264,656	265,938	1,000	71,812	194,439	267,251	266,247

Annual Report 2022	Santander UK plc 194

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is included as a separate line item on the balance sheet.
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
iii) Other loans
These consist of unsecured personal loans, credit cards, overdrafts and consumer (auto) finance. The weighted average lives of these portfolios are typically short and relate to relatively new business. For unsecured personal loans and consumer (auto) finance loans, a small surplus or deficit has been recognised based on the differential between existing portfolio margins and the current contractual interest rates.
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

Annual Report 2022	Santander UK plc 195

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Debt securities in issue and subordinated liabilities
Where reliable prices are available, the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. Where reliable prices are not available, internal models have been used to determine fair values, which take into account, among other things, contract terms and observable market data, which include such factors as interest rates, credit risk and exchange rates. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data.

e) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2022 and 31 December 2021, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2022				2021
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	2,044	—	2,044	—	1,193	1	1,194	A
	Interest rate contracts	—	2,399	7	2,406	—	1,547	—	1,547	A & C
	Equity and credit contracts	—	100	30	130	—	116	45	161	B & D
	Netting	—	(2,173)	—	(2,173)	—	(1,221)	—	(1,221)
		—	2,370	37	2,407	—	1,635	46	1,681
Other financial assets at FVTPL	Loans and advances to customers	—	—	45	45	—	—	74	74	A
	Debt securities	—	12	72	84	—	—	111	111	A, B & D
		—	12	117	129	—	—	185	185
Financial assets at FVOCI	Debt securities	5,996	28	—	6,024	5,833	—	—	5,833	D
	Loans and advances to customers	—	—	—	—	—	—	18	18	D
		5,996	28	—	6,024	5,833	—	18	5,851
Total assets at fair value		5,996	2,410	154	8,560	5,833	1,635	249	7,717

Liabilities
Derivative financial instruments	Exchange rate contracts	—	471	—	471	—	506	—	506	A
	Interest rate contracts	—	2,624	4	2,628	—	1,436	2	1,438	A & C
	Equity and credit contracts	—	17	8	25	—	24	30	54	B & D
	Netting	—	(2,173)	—	(2,173)	—	(1,221)	—	(1,221)
		—	939	12	951	—	745	32	777
Other financial liabilities at FVTPL	Debt securities in issue	—	477	3	480	—	555	5	560	A
	Structured deposits	—	321	—	321	—	223	—	223	A
	Collateral and associated financial guarantees	—	2	—	2	—	19	1	20	D
		—	800	3	803	—	797	6	803
Total liabilities at fair value		—	1,739	15	1,754	—	1,542	38	1,580

.

Annual Report 2022	Santander UK plc 196

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Transfers between levels of the fair value hierarchy
In 2022 there were no significant (2021: no significant) transfers of financial instruments between levels of the fair value hierarchy.

Annual Report 2022	Santander UK plc 197

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

f) Fair value adjustments
The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The fair value adjustments are set out in the following table:

	2022	2021
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(12)	(9)
- Uncertainty	12	20
- Credit risk adjustment	2	6
- Funding fair value adjustment	1	3
	3	20
Day One profit	1	—
	4	20

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
Santander UK calculates a separate CVA and DVA for each Santander UK legal entity, and within each entity for each counterparty to which the entity has exposure. Santander UK calculates the CVA by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default i.e. LGD. Conversely, Santander UK calculates the DVA by applying the PD of the Santander UK group, to the expected positive exposure of the counterparty to Santander UK and multiplying the result by the LGD. Both calculations are performed over the life of the potential exposure.
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
The methodologies do not, in general, account for wrong-way risk. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is positively correlated to the probability of default of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect the wrong-way risk within the valuation. Exposure to wrong-way risk is limited via internal governance processes and deal pricing. Santander UK considers that an appropriate adjustment to reflect wrong-way risk is £nil (2021: £nil).
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

Annual Report 2022	Santander UK plc 198

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

g) Internal models based on information other than market data (Level 3)
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Fair value movements recognised in profit/(loss)

			2022	2021	2022	2021	2020
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	30	45	(8)	—	3
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	28	48	(18)	(5)	6
3. FVTPL assets	Loans and advances to customers	Other loans	17	26	(4)	(2)	3
4. FVTPL assets	Debt securities	Reversionary property securities	70	91	—	5	6
5. FVTPL assets	Debt securities	Credit linked notes	2	20	4	(5)	(16)
6. FVOCI assets	Loans and advances to customers	Other loans	—	18	—	(3)	(4)
7. Derivative liabilities	Equity contracts	Property options and forwards	(8)	(30)	4	(1)	(3)
8. FVTPL liabilities	Financial guarantees	Credit protection guarantee	—	(1)	1	6	16
			139	217	(21)	(5)	11
Other Level 3 assets			7	1	6	(1)	7
Other Level 3 liabilities			(7)	(7)	(2)	2	(1)
Total net assets			139	211
Total income/(expense)					(17)	(4)	17

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
2. FVTPL assets – Loans and advances to customers – roll-up mortgage portfolio
These represent roll-up mortgages (sometimes referred to as lifetime mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not have to make any interest payments during their lifetime in which case the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative equity guarantee’. Santander UK suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.
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

Annual Report 2022	Santander UK plc 199

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
8. FVTPL liabilities – Financial guarantees
These relate to credit protection guarantees in respect of the proceeds of the retained senior tranches of credit linked notes described in Instrument 5 above and have been designated at fair value through profit or loss. These instruments are valued using the same unobservable parameters described in Instrument 5 above, such that changes in the valuation of the senior tranches of the credit linked notes are offset by changes in the value of these credit protection guarantees. For more information, see ‘Credit protection entities’ in Note 19.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2022 and 2021:

	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Other financial liabilities at FVTPL	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	46	185	18	249	(32)	(6)	(38)
Total (losses)/gains recognised:
Fair value movements(2)	(2)	(18)	—	(20)	2	1	3
Foreign exchange and other movements	—	—	—	—	—	—	—
Transfers in	—	—	—	—	(2)	—	(2)
Transfers out	—	—	—	—	—	—	—
Netting(1)	—	(8)	—	(8)	—	—	—
Sales	—	(5)	—	(5)	—	—	—
Settlements	(7)	(37)	(18)	(62)	20	2	22
At 31 December 2022	37	117	—	154	(12)	(3)	(15)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year(2)	(2)	(18)	—	(20)	2	1	3

At 1 January 2021	68	208	21	297	(32)	(8)	(40)
Total gains/(losses) recognised:
- Fair value movements	(1)	(7)	(3)	(11)	—	7	7
Netting(1)	—	23	—	23	—	(5)	(5)
Sales	—	(16)	—	(16)	—	—	—
Settlements	(21)	(23)	—	(44)	—	—	—
At 31 December 2021	46	185	18	249	(32)	(6)	(38)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year	(1)	(7)	(3)	(11)	—	7	7
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19.
(2)Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement. Fair value movements relating to financial assets at FVOCI are recognised in the movement in fair value reserve (debt instruments).

Annual Report 2022	Santander UK plc 200

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

		Significant unobservable input				Sensitivity
			Assumption value			Favourable changes	Unfavourable changes
	Fair value		Range	Weighted average	Shift
2022	£m	Assumption description				£m	£m
1. Derivative assets – Equity and credit contracts:	30	HPI Forward growth rate	-5% to 5%	0.53%	1%	4	(4)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	513	10%	4	(4)
2. FVTPL – Loans and advances to customers:	28	HPI Forward growth rate	-5% to 5%	1.39%	1%	1	(1)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	17	Credit spreads	0.19% - 2.04%	0.98%	20%	—	—
– Other loans
4. FVTPL – Debt securities:	70	HPI Forward growth rate	-5% to 5%	0.53%	1%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	513	10%	3	(3)
5. FVOCI - Loans and advances to customers:	—	Credit spreads	0.40% - 0.48%	0.48%	20%	—	—
– Other loans
6. Derivative liabilities – Equity contracts:	(8)	HPI Forward growth rate	-5% to 5%	-0.92%	1%	1	(1)
– Property options and forwards		HPI Spot rate(2)	n/a	491	10%	2	(3)

2021
1. Derivative assets – Equity and credit contracts:	45	HPI Forward growth rate	0% - 5%	2.56%	1%	6	(6)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	483	10%	6	(6)
2. FVTPL – Loans and advances to customers:	48	HPI Forward growth rate	0% - 5%	2.68%	1%	2	(2)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	26	Credit spreads	0.07% - 1.44%	0.50%	20%	—	—
– Other loans
4. FVTPL – Debt securities:	91	HPI Forward growth rate	0% - 5%	2.56%	1%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	483	10%	4	(4)
5. FVOCI - Loans and advances to customers:(1)	18	Credit spreads	0.15% - 0.19%	0.04%	20%	—	—
– Other loans
6. Derivative liabilities – Equity contracts:	(30)	HPI Forward growth rate	0% - 5%	2.39%	1%	2	(2)
- Property-related options and forwards		HPI Spot rate(2)	n/a	469	10%	3	(3)
(1)The range of actual assumption values used to calculate the weighted average disclosure.
(2)The HPI spot rate in the weighted average column represents the HPI spot rate index level at 31 December 2022 and 2021.
No sensitivities are presented for FVTPL assets – Debt securities, Credit Linked Notes (instrument 5) and FVTPL liabilities – financial guarantees (instrument 8), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the credit linked notes would be offset by an equal and opposite change in the valuation of the financial guarantees.

Annual Report 2022	Santander UK plc 201

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

h) Maturities of financial liabilities and off-balance sheet commitments
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK.

						Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2022	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	—	206	120	496	255	1,077
Other financial liabilities at fair value through profit or loss	—	—	98	443	438	979
Deposits by customers	180,218	3,875	7,077	4,295	335	195,800
Deposits by banks	2,048	1,309	298	26,141	—	29,796
Repurchase agreements – non trading	—	7,984	3	—	—	7,987
Debt securities in issue	—	5,814	1,485	16,672	9,921	33,892
Subordinated liabilities	—	35	691	1,149	1,400	3,275
Lease liabilities	—	—	32	80	26	138
Total financial liabilities	182,266	19,223	9,804	49,276	12,375	272,944
Off-balance sheet commitments given	19,089	787	898	7,508	3,554	31,836

2021
Financial liabilities
Derivative financial instruments	—	74	58	389	288	809
Other financial liabilities at fair value through profit or loss	—	6	8	553	236	803
Deposits by customers	177,926	3,107	4,691	5,750	1,583	193,057
Deposits by banks	1,377	551	41	31,986	—	33,955
Repurchase agreements – non trading	—	11,419	299	—	—	11,718
Debt securities in issue	—	4,993	2,725	11,921	6,552	26,191
Subordinated liabilities	—	32	98	1,547	2,020	3,697
Lease liabilities	—	—	32	78	31	141
Total financial liabilities	179,303	20,182	7,952	52,224	10,710	270,371
Off-balance sheet commitments given	20,519	5,359	5,734	5,523	574	37,709

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

Annual Report 2022	Santander UK plc 202

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

40. OFFSETTING FINANCIAL ASSETS AND LIABILITIES
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

								Group
	Amounts subject to enforceable netting arrangements						Assets not subject to enforceable netting arrangements(2)
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral(1)	Net amount		Balance sheet total(3)
2022	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	4,525	(2,173)	2,352	(515)	(1,720)	117	55	2,407
Reverse repurchase, securities borrowing & similar agreements:
–Amortised cost	8,826	(1,478)	7,348	(9)	(7,339)	—	—	7,348
–Fair value	—	—	—	—	—	—	—	—
Loans and advances to customers and banks⁽⁴⁾	5,169	(908)	4,261	—	—	4,261	216,447	220,708
	18,520	(4,559)	13,961	(524)	(9,059)	4,378	216,502	230,463
Liabilities
Derivative financial liabilities	3,085	(2,173)	912	(515)	(115)	282	39	951
Repurchase, securities lending & similar agreements:
–Amortised cost	9,460	(1,478)	7,982	(9)	(7,973)	—	—	7,982
–Fair value	—	—	—	—	—	—	—	—
Deposits by customers and banks⁽⁴⁾	8,077	(908)	7,169	—	—	7,169	216,924	224,093
	20,622	(4,559)	16,063	(524)	(8,088)	7,451	216,963	233,026

2021
Assets
Derivative financial assets	2,832	(1,221)	1,611	(754)	(693)	164	72	1,683
Reverse repurchase, securities borrowing & similar agreements:
–Amortised cost	14,882	(2,199)	12,683	(435)	(12,248)	—	—	12,683
Loans and advances to customers and banks⁽⁴⁾	4,251	(923)	3,328	—	—	3,328	207,935	211,263
	21,965	(4,343)	17,622	(1,189)	(12,941)	3,492	208,007	225,629
Liabilities
Derivative financial liabilities	1,955	(1,221)	734	(754)	59	39	43	777
Repurchase, securities lending & similar agreements:
–Amortised cost	13,917	(2,199)	11,718	(435)	(11,283)	—	—	11,718
Deposits by customers and banks⁽⁴⁾	8,609	(923)	7,686	—	—	7,686	219,095	226,781
	24,481	(4,343)	20,138	(1,189)	(11,224)	7,725	219,138	239,276
(1)Financial collateral is reflected at its fair value but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
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

Annual Report 2022	Santander UK plc 203

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 204

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

41. INTEREST RATE BENCHMARK REFORM
Regulatory announcements
In March 2021, the FCA and ICE Benchmark Administration (IBA, the administrator of LIBOR) announced that GBP, Euro, Swiss franc and Japanese yen LIBOR settings, as well as settings for 1-week and 2-month US dollar LIBOR, would cease at the end of 2021, with the remaining US dollar LIBOR settings ceasing at the end of June 2023.
To help mitigate the risk of widespread disruption to legacy LIBOR contracts which had not transitioned by the end of 2021, in September 2021 the FCA confirmed its decision to use powers granted under the UK Benchmarks Regulation, to require continued publication using a synthetic methodology for the 1-month, 3-month and 6-month GBP and Japanese yen LIBOR settings until at least the end of 2022.
In September 2022, the FCA announced that for synthetic yen LIBOR setting, market participants should be prepared for publication to cease permanently at the end of 2022. The FCA also announced the continued publication of the 1-month and 6-month synthetic GBP LIBOR settings for a further 3 months after the end of 2022 until 31 March 2023 to support any remaining transition efforts. The FCA has no intention to use its powers to compel IBA to continue to publish the 1- and 6-month synthetic GBP LIBOR settings beyond this date and these settings will permanently cease immediately after their final publication on 31 March 2023.
In November 2022, the FCA proposed to require the IBA to continue to publish the 1-month, 3-month and 6-month US dollar LIBOR settings under an unrepresentative synthetic methodology until the end of September 2024, after which it is expected to cease permanently. For GBP LIBOR, the FCA announced that they intend to continue to require IBA to publish the 3-month synthetic GBP LIBOR setting until the end of March 2024, after which it will cease permanently.
The effect of these announcements and proposals is that the final LIBOR publication would be the end of September 2024:
–the 3 synthetic Japanese yen LIBOR settings ceased at end of December 2022
–the 1-month and 6-month synthetic GBP LIBOR settings will cease at the end of March 2023
–the overnight and 12-month USD LIBOR settings will cease at the end of June 2023
–the 3-month synthetic GBP LIBOR setting will cease at the end of March 2024, and
–the 1-month, 3-month and 6-month synthetic USD LIBOR settings would cease at the end of September 2024 (proposed).
Amendments to accounting standards
The IASB amended IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’ in 2019 (the Phase 1 amendments) to provide temporary exceptions to specific hedge accounting requirements because of the uncertainty arising from the reform. The exceptions end at the earlier of when the uncertainty regarding the timing and the amount of interest rate benchmark-based cash flows is no longer present, and discontinuance of the hedge relationship (or reclassification of all amounts from the cash flow hedge reserve). The Phase 1 amendments continue to apply to Santander UK's GBP LIBOR cash flow hedges, for remaining legacy contracts, and USD LIBOR cash flow hedges (but not any using 1-week or 2-month USD LIBOR settings).
The IASB made further amendments to various IFRSs (the Phase 2 amendments) in 2020 to address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The Phase 2 amendments require entities, as a practical expedient, to account for a change in the basis for determining the contractual cash flows by updating the effective interest rate using the guidance in IFRS 9 resulting in no immediate gain or loss being recognised, as long as the change is directly required by IBOR reform and takes place on an economically equivalent basis. The practical expedient was applied to all instruments or contracts that transitioned to alternative benchmark interest rates during 2022 and had no material impact for the Santander UK group. The Phase 2 amendments also provide additional temporary reliefs from applying specific IAS 39 hedge accounting requirements to hedging relationships directly affected by IBOR reform. For GBP LIBOR cash flow hedges of remaining legacy contracts using 1-month and 6-month synthetic settings, the transition to alternative benchmark interest rates will take place no later than March 2023 and, for those using the 3-month synthetic setting, no later than March 2024. For USD LIBOR cash flow hedges, transition will take place no later than June 2023 for those using overnight and 12-month USD LIBOR settings and no later than September 2024 for those using 1-month, 3-month and 6-month synthetic USD LIBOR settings.
Managing LIBOR transition
During 2021, Santander UK along with its customers and counterparties, agreed the transition to alternative reference rates for the majority of agreements referencing the LIBOR settings that ceased at the end of 2021. During 2022, the LIBOR transition project was closed, and local business areas have continued to work with customers and counterparties to further reduce the number of untransitioned agreements, including those referencing synthetic LIBOR and the continuing USD LIBOR settings.
The following tables show the notional amounts of assets, liabilities and off-balance sheet commitments at 31 December 2022 and 31 December 2021 affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.

				Group
				2022
	GBP(2) LIBOR	USD(2) LIBOR	Other(2)	Total
	£m	£m	£m	£m
Assets
Derivatives(1)	—	1,665	—	1,665
Financial assets at amortised cost	76	57	—	133
	76	1,722	—	1,798
Liabilities
Derivatives(1)	66	1,846	—	1,912
	66	1,846	—	1,912
Off-balance sheet commitments given	2	—	—	2

Annual Report 2022	Santander UK plc 205

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

				2021
Assets
Derivatives(1)	—	1,480	—	1,480
Other financial assets at fair value through profit and loss	8	—	—	8
Financial assets at amortised cost	1,373	81	1	1,455
	1,381	1,561	1	2,943
Liabilities
Derivatives(1)	338	1,831	—	2,169
Other financial liabilities at fair value through profit and loss	—	5	—	5
Financial liabilities at amortised cost	34	185	—	219
	372	2,021	—	2,393
Off-balance sheet commitments given	338	59	—	397
1.Many of the Santander UK group's derivatives subject to IBOR reform are standard ISDA contracts and are subject to supplementary ISDA fallback provisions which became effective on 25 January 2021.
2. Settings for GBP, JPY & NOK LIBOR & 1-week and 2-month USD LIBOR ceased on 31 December 2021 and for EONIA on 3 January 2022. For certain legacy contracts, while 1-month, 3-month and 6-month settings for JPY LIBOR ceased on 31 December 2022, 1-month and 6-month synthetic GBP LIBOR settings have been extended until the end of March 2023 and until the end of March 2024 for the 3-month synthetic GBP LIBOR setting. Overnight, and 12-month USD LIBOR settings will cease on 30 June 2023. For certain legacy contract, 1-month, 3-month and 6-month synthetic USD LIBOR settings would cease at the end of September 2024.

The following tables show the notional amount of derivatives in hedging relationships directly affected by uncertainties related to IBOR reform.

				Group
	2022		2021
	USD LIBOR	Total	USD LIBOR	Total
	£m	£m	£m	£m
Total notional value of hedging instruments
–Cash flow hedges	2,906	2,906	2,586	2,586
–Fair value hedges	178	178	160	160
	3,084	3,084	2,746	2,746
Maturing after cessation date(1)
–Cash flow hedges	2,906	2,906	2,586	2,586
–Fair value hedges	178	178	160	160
	3,084	3,084	2,746	2,746
(1)The 2-month USD LIBOR setting ceased on 31 December 2021. Overnight and 12-month USD LIBOR settings will cease on 30 June 2023. For certain legacy contracts, 1-month, 3-month and 6-month synthetic USD LIBOR settings would cease at the end of September 2024.

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

Annual Report 2022	Santander UK plc 206

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 207

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

42. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE
Discontinued operations
Transfer of the CIB Business
Santander UK plc transferred a significant part of its CIB business to the London branch of Banco Santander SA under a Part VII banking business transfer scheme, which completed on 11 October 2021. The residual parts of the CIB business were wound down or transferred to other segments. For the periods prior to its sale, the CIB business met the requirements for presentation as discontinued operations.
The financial performance and cash flow information relating to the discontinued operations were as follows:
For the years ended 31 December

	2022	2021	2020
	£m	£m	£m
Net interest income	—	32	55
Net fee and commission income	—	35	66
Other operating income	—	2	2
Total operating income	—	69	123
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	—	(33)	(62)
Credit impairment (charges)/write-backs	—	11	(7)
Provisions for other liabilities and charges	—	(4)	(9)
Total operating credit impairment (charges)/write-backs, provisions and charges	—	7	(16)
Profit from discontinued operations before tax	—	43	45
Tax on profit from discontinued operations	—	(12)	(13)
Profit from discontinued operations after tax	—	31	32
There were no gains or losses recognised on the measurement to fair value less costs to sell or on the disposal of the asset groups constituting the discontinued operations.
In 2022, the net cash flows attributable to the operating activities in respect of discontinued operations were £nil outflow (2021: £3,612m outflow, 2020: £1,815m outflow). There were no investing or financing activities in respect of discontinued operations.

Assets held for sale
Sale of property
Management considered the sale of Santander House and Shenley Wood freehold land and buildings, part of an agreement with the developer for the construction of Unity Place, to be highly probable at the balance sheet date. As such, the Santander UK group reclassified these properties, which are included in the Corporate Centre segment and carried at their sales prices, as held for sale. The sale is expected to complete in H2 2023 with no gain or loss.
At 31 December 2022, assets held for sale comprised:

	2022	2021
	£m	£m
Assets
Property, plant and equipment	49	—
Total assets held for sale	49	—

43. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2022 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

44. NOTES TO THE BALANCE SHEET
Restatement in the consolidated Balance sheet
In 2022, the macro hedge of interest rate risk balances increased significantly and are now disclosed separately on the face of the balance sheet rather than being included in Other assets and Other liabilities. Prior periods have been restated accordingly. As a result, at 31 December 2021, £77m (2020: £1,226m) has been reclassified from Other assets into the Macro hedge of interest rate risk asset, and £122m (2020: £188m) has been reclassified from Other liabilities into the Macro hedge of interest rate risk liability.

Annual Report 2022	Santander UK plc 208

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2022	Santander UK plc 209

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Subsidiaries and related undertakings
In accordance with Section 409 of the Companies Act 2006, details of the Company’s subsidiaries and related undertakings at 31 December 2022 are set out below.
Subsidiaries
All subsidiaries are owned 100% and consolidated by Santander UK.
Incorporated and registered in England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
2 & 3 Triton Limited*	A	Direct	Ordinary £1	100
A & L CF June (3) Limited*	A	Indirect	Ordinary £1	—
A & L CF September (4) Limited	A	Indirect	Ordinary £1	—
Abbey National Nominees Limited	A	Direct	Ordinary £1	100
Abbey National Property Investments	A	Direct	Ordinary £1	100
Alliance & Leicester Personal Finance Limited	G	Direct	Ordinary £1	100
Cater Allen Limited	A	Indirect	Ordinary £1	—
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—

Santander Asset Finance (December) Limited	G	Indirect	Ordinary £1	—
Santander Asset Finance plc	A	Direct	Ordinary £0.10	100
Santander Cards Limited	A	Indirect	Ordinary £1	—
Santander Cards UK Limited	A	Direct	Ordinary £1	100
Santander Consumer (UK) plc	B	Direct	Ordinary £1	100
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—
Santander Estates Limited*	G	Direct	Ordinary £1	100
Santander Global Consumer Finance Limited*	A	Indirect	Ordinary £0.0001	—
Santander Guarantee Company	A	Direct	Ordinary £1	100
Santander Lending Limited	A	Direct	Ordinary £1	100
Santander Private Banking UK Limited	A	Direct	Ordinary £1	100
Santander UK Operations Limited*	A	Direct	Ordinary A £1	100
			Ordinary B £1	100
Santander UK (Structured Solutions) Limited	A	Direct	Ordinary £0.01	100
Santander UK Technology Limited	A	Direct	Ordinary £1	100
The Alliance & Leicester Corporation Limited*	A	Direct	Ordinary £1	100
Time Retail Finance Limited (In liquidation)	F	Indirect	Ordinary £1	—
			Ordinary £0.0001
(1) Refer to the key at the end of this section for the registered office address.
*These subsidiaries benefit from an audit exemption according to section 479A of the Companies Act 2006.

Incorporated and registered outside England and Wales:

	Registered office(1)		Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary
Santander Cards Ireland Limited	I	Indirect	Ordinary €1	—
			Ordinary €1.27
Santander ISA Managers Limited	H	Direct	Ordinary £1	100
(1) Refer to the key at the end of this section for the registered office address, including the country.

Annual Report 2022	Santander UK plc 210

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

	Registered		Registered
Name of entity	office(1)	Name of entity	office(1)
Abbey Covered Bonds (Holdings) Limited	E	Holmes Master Issuer plc	A
Abbey Covered Bonds (LM) Limited	E	Holmes Trustees Limited	A
Abbey Covered Bonds LLP	A	Langton Securities (2008-1) plc (In Liquidation)	D
Fosse (Master Issuer) Holdings Limited	C	MAC No.1 Limited	A
Fosse Funding (No.1) Limited	C	Motor 2016-1 Holdings Limited	C
Fosse Master Issuer plc	C	Motor 2016-1 plc	C
Fosse Trustee (UK) Limited	A	Motor 2017-1 Holdings Limited	C
Holmes Funding Limited	A	Motor 2017-1 plc (In Liquidation)	D
Holmes Holdings Limited	A	Motor Securities 2018-1 Designated Activity Company	K
(1) Refer to the key at the end of this section for the registered office address.

Related undertakings
All of these entities, which are registered in England and Wales, are accounted for by the equity method of accounting, with 50% ownership being held.

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of entity				%
Hyundai Capital UK Limited	J	Indirect	Ordinary £1	—
Volvo Car Financial Services UK Limited	L	Indirect	Ordinary £1	—
(1) Refer to the key at the end of this section for the registered office address.

Overseas branches
The Company has no overseas branches.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	1 Bartholomew Lane, London EC2V 2AX
D	40a Station Road, Upminster, Essex RM14 2TR
E	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
F	Griffins, Tavistock House South, Tavistock Square, London WC1H 9LG
G	Carlton Park, Narborough, Leicester LE19 0AL
H	287 St. Vincent Street, Glasgow, Scotland G2 5NB
I	3 Dublin Langdings, Dublin 1, Ireland
J	London Court, 39 London Road, Reigate RH2 9AQ
K	3rd Floor, Flemming Court, Flemming’s Place, Dublin 4, Ireland
L	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL

Annual Report 2022	Santander UK plc 211

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operations, are considered in detail in the Risk review, and include:
–the effects of the war in Ukraine
–the effects of UK economic conditions and disruptions in the global economy and global financial markets
–the effects of the Covid-19 pandemic
–the effects of the UK’s withdrawal from the European Union
–the effects of climate change
–the effects of competition with other financial institutions, including new entrants into the financial services sector
–Santander UK’s ability to maintain its competitive position depending, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to prepayment risk
–the risk of damage to Santander UK's reputation
–the risk that Santander UK may be unable to manage the growth of its operations
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may affect Santander UK
–liquidity constraints and Santander UK’s ability to access funding on acceptable financial terms
–the effects of an adverse movement in external credit ratings assigned to Santander UK or any of its debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–risks arising from the integrity and continued existence of reference rates
Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write down powers thereunder
–the effects of any failure to comply with anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and anti-tax evasion laws and regulations, or the risk of any failure to prevent or detect any illegal or improper activities fully or on a timely basis
–the effects of taxation (and any changes to tax), in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and processes may not be sufficiently robust
–the effect of cyber-crime on Santander UK’s business
–the risks arising from any non-compliance with Santander UK’s policies, from any employee misconduct or human error, negligence and deliberate acts of harm or dishonesty, including fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods and Santander UK’s exposure to risks related to errors in its risk modelling
–the risks arising from Santander UK’s reliance on third parties and affiliates for important infrastructure support, products and services
–the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards
Please refer to our latest filings with the SEC (including, without limitation, the Risk Factors section in this Annual Report on Form 20-F for the year ended 31 December 2022) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual Report 2022	Santander UK plc 212

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2022	Santander UK plc 213

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Risk factors
An investment in Santander UK plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks, the material ones of which are set out below.

Geopolitical and macro-economic risks
The war in Ukraine could materially affect our operations and financial position
On 24 February 2022, Russia launched a large-scale military action against Ukraine. The Russian military action has caused an ongoing humanitarian crisis in Europe. It has also significantly impacted global commodity and financial markets, leading to supply chain disruptions and increases in the prices of energy, oil, gas and raw materials. This has led to heightened inflation, which has created further challenges for monetary authorities and our customers.
We do not have a presence in Russia and Ukraine and our direct exposure to Russian and Ukrainian markets and assets is negligible. However, the effect of Russia’s continued military action against Ukraine on global commodity and financial markets and general macroeconomic conditions remains uncertain, and there is a risk that the economic effects of Russia's continued military action against Ukraine could exacerbate the current slowdown in the global economy, which would adversely affect our businesses, results of operations and financial position.
Price pressures on the energy, oil and gas sectors resulting from the Russian military action against Ukraine underline the need to accelerate the decarbonisation transition and present opportunities to finance new energy solutions that can improve energy security in the medium to long term. However, historic reliance on stable and cheap energy has meant that price pressures on the energy, oil and gas sectors resulting from the Russian military action against Ukraine and the resulting increases in energy prices pose risks to economic growth and debt sustainability, contributing to the challenges our customers are facing in terms of cost of living.
The continuation or escalation of the conflict between Russia and Ukraine, including the extension of the conflict to other countries in the region, could lead to further increases in energy prices (particularly gas prices, if supplies to Europe remain interrupted) and heightened inflationary pressures. This could lead to further increases in interest rates, impact financial market stability in the Eurozone and worsen the current cost of living crisis our customers are facing. Such developments would negatively affect the payment capacity of some of our customers, whose likely need for increased support will place additional pressures on the staff in our financial support and call centres.
In response to the Russian military action against Ukraine, the United States of America (US), the European Union (EU), the United Kingdom (UK) and other UN member states and jurisdictions, have imposed, and may further impose, severe financial and economic sanctions and export controls against Russia, Belarus, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic. Such sanctions have included freezing/blocking assets, targeting major Russian banks, the Russian Central Bank, and certain Russian companies and individuals, imposing export controls against Russia and Russian interests, as well as disconnecting certain Russian banks from the SWIFT system (Society for Worldwide Interbank Financial Telecommunication). In addition, the sanctions imposed also include a ban on trading in sovereign debt and other securities. Russia has implemented certain countermeasures in response. The scale of sanctions is unprecedented, complex and rapidly evolving, and poses continuously increasing operational and compliance risks to Santander UK. Our corporate framework and policies are designed to ensure compliance with applicable laws, regulations and economic sanctions, including US, UK, EU and UN economic sanctions, in the countries in which we operate. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, have resulted in an increasingly fragmented macroeconomic, trade and regulatory environment. Currently, we do not have any loans, credits or contingencies affected by the recent sanctions imposed on Russia. However, we cannot predict whether any of the countries in which we operate will enact additional economic sanctions or trade restrictions in response to the Russian military action against Ukraine or the impact such additional sanctions or restrictions may have on us which may include increased costs and regulatory burdens associated with the compliance of the evolving and complex sanctions landscape. The heightened regulatory, political and media focus on our response to this crisis may also increase our exposure to conduct and reputational risks.
Furthermore, the disruption and volatility in the global financial markets caused by the Russian invasion and the potential of further tightening of financial market conditions due to the conflict could have a material adverse effect on Santander UK’s ability to access funding, capital and liquidity on financial terms acceptable to it and result in an increase in Santander UK’s cost of funding due to widening of credit spreads. This could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, the risk of cyberattacks on companies and institutions could increase as a result of Russia’s military action against Ukraine and in response to the consequent sanctions imposed by the US, the EU, the UK and other jurisdictions. Such attacks could adversely affect our ability to maintain or enhance our cyber security and data protection measures. While we continue to see increasing ransomware attacks across sectors driven by supply chain tool compromises, and expect this trend to continue, we have not experienced any notable information or cyber security incidents as a result of Russia’s actions against Ukraine. We continue to actively monitor this situation.
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
Despite the economic recovery experienced during 2021 in the UK as measures to combat the COVID-19 pandemic were eased, pre-pandemic growth levels were not reached. There remains a risk of an extended period of economic contraction that continues through 2023 as the effects of higher bank rates, Brexit, and higher and more persistent inflation continue to affect supply chains and business and household confidence and finances. Interest rates have risen sharply over the course of 2022 and there is a risk that this trend will continue throughout 2023, putting further pressures on household finances due to a sharp rise of the costs for refinancing their mortgage for some of our customers and significantly higher costs of borrowing overall. Higher mortgage rates could dampen demand in the housing market, leading to a drop in new business or a fall in house prices, reducing the value of the collateral we hold against mortgages. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries. This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses.
In particular, Santander UK faces, among others, the following risks in this period of economic uncertainty (including the effect of those risks on gross domestic product, inflation, unemployment and house prices):
–Reduced demand for Santander UK’s products and services - particularly the potential for reduced mortgage market volumes.
–Inability of Santander UK’s borrowers to make payments on their loans in full or on time.

Annual Report 2022	Santander UK plc 214

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

–The degree of uncertainty concerning economic conditions may adversely affect the accuracy of Santander UK’s estimates, which may, in turn, impact the reliability of the IFRS 9 model and process to determine the sufficiency of Santander UK’s loan loss allowances.
–Lower house or other asset prices, reducing the value of collateral Santander UK holds on mortgage and other lending.
–Higher and more persistent inflation, reducing Santander UK’s profitability and increasing the cost of living for Santander UK's borrowers.
–The value and liquidity of the portfolio of investment securities that Santander UK holds may be adversely affected.
Santander UK is also exposed to:
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism. Further moves towards unilateralism may also cause increased tension and/or hostilities between nations, which could negatively impact the global economy and financial markets. In addition, Russia's invasion of Ukraine has impacted the UK economy, in particular by pushing up energy and oil prices and increasing inflation further;
–Climate change risks which could result in material damage to our customers’ property or businesses or have a material impact on our customers' business models under a transition to a low carbon economy; and
–Social unrest as a result of severe economic disruption.
Adverse changes in the credit quality of Santander UK’s borrowers or counterparties or a general deterioration in UK economic conditions could reduce the recoverability and value of Santander UK’s assets and require an increase in its level of provisions for expected credit losses. There can be no assurance that Santander UK will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. Material increases in Santander UK’s provision for loan losses and write-off or charge-offs have had and could again have a material adverse effect on its operations, financial condition and prospects. Any significant reduction in the demand for Santander UK products and services, a sustained downturn in the UK economy or changes in central bank interest rates could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Inflation continued to rise in 2022, mainly driven by increasing energy and food prices. Monetary policy in the UK has been tightened significantly since the end of 2021 and there are expectations of further rate increases with a peak rate in 2023. Our own budget forecasts anticipate a gradual fall back in the inflation rate, following a peak in 2022, to meet the target rate by 2026. Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Europe’s manufacturing base is heavily dependent upon natural gas, and restriction in supply and significantly increased costs are expected to have a material adverse impact on the Eurozone economy, which could lead to disruption and volatility in the global financial markets, as a result of debt sustainability concerns. This could have a material adverse impact on Santander UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK or its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding. Fiscal concerns related to the UK have already increased volatility in UK financial markets which necessitated Bank of England intervention in late September 2022.
The Covid-19 pandemic
The Covid-19 pandemic has caused, and the Covid-19 pandemic (or new strains or variations thereof) or unforeseen new diseases or infections have the potential to cause, social disruption and a material economic downturn in the UK and globally. Macroeconomic expectations are that the effects of the Covid-19 pandemic will be long lasting with the level and speed of economic recovery still uncertain, with impacts being felt largely in a tight labour market, supply chain pressures and increased inflation. The Covid-19 pandemic has had a material adverse effect on Santander UK’s operations and income and could continue to have a material adverse effect on its operations, income, financial condition and prospects. To the extent that the residual impacts of the Covid-19 pandemic continue to adversely affect the UK or global economy and/or Santander UK, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein or may pose other risks which are not presently known to Santander UK or not currently expected to be significant to Santander UK’s business, operations or financial performance.1
In 2022, certain adverse consequences of the Covid-19 pandemic continued to impact the macroeconomic environment, including labour shortages and disruptions of global supply chains, which contributed to rising inflationary pressures. These adverse consequences may persist for some time. If new Covid-19 waves, or the emergence of another infection of similar proportions, force countries to re-adopt measures that restrict economic activity, the macroeconomic environment could deteriorate and adversely impact our business and results of operations, which could include, but is not limited to (i) a decreased demand for our products and services; (ii) material impairment of our loans and other assets including goodwill; (iii) a decline in the value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (v) downgrades to our credit ratings. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.
Moreover, our operations could still be impacted by risks from remote working, which were largely deployed as a response to the Covid-19 pandemic. While in 2022 we continued to implement a partial return to our office locations, we still maintain flexibility to work remotely, and our staff have progressively adapted a hybrid approach to working. If we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure and controls, or increased cybersecurity risks, this could result in business disruptions that could have a material and adverse effect on our business.
The UK’s withdrawal from the European Union (Brexit) could have a material adverse effect on Santander UK’s operations, financial condition and prospects
On 31 January 2020 the UK ceased to be a member of the EU and a limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on 1 January 2021.
The trade deal, however, does not include agreements on certain areas such as financial services and data adequacy. As a result, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties. The wider and continuing impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and a lack of access to certain financial market infrastructure, may affect Santander UK's operations, financial condition and prospects and those of its customers.
Residual risks remain around the impact on the UK’s economy. Brexit has contributed to global pandemic-related supply and labour market constraints and reduced economic output and exports as businesses attempt to adapt the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.
While the longer term effects of the UK’s withdrawal from the EU are difficult to assess, this has also been hampered by overlay of and development of economic risks from the Covid-19 pandemic and the Russian invasion of Ukraine. Further, there is ongoing political and economic uncertainty, such as increased friction with the EU and EU countries, and the possibility of a second referendum on Scottish independence from the UK, which could negatively affect Santander UK’s customers and counterparties and have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2022	Santander UK plc 215

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Santander UK faces risks from the impact of climate change, which could materially affect Santander UK’s business operations, reputation, clients and customers, as well as the creditworthiness of its counterparties
Climate risk is a risk that manifests through other principal risks, primarily enterprise risk, credit risk and operational risk. Climate change could expose Santander UK to financial risk either through its physical (e.g., climate or weather-related events) or transitional (e.g., changes in climate policy or in the regulation of financial institutions and corporates with respect to climate change risks) effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate.
Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, landslides, storms, sea level rise, coastal erosion and subsidence. These risks could impact our customers in the form of lower revenues due to transport problems, supply chain disruption and other impacts that strain production and lower revenues and higher costs for our customers owing to workers’ health, safety, absenteeism and other workforce-related problems. These risks could also lead to damage to our customers’ property or operations, which could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Santander UK’s portfolios. In addition, Santander UK’s premises and resilience may also suffer physical damage due to weather-related events leading to increased costs for Santander UK.
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
Banco Santander S.A. is a founding member of the UN-convened Net Zero Banking Alliance committing Santander UK Group Holdings plc to set and disclose decarbonisation targets for most greenhouse gas intensive sectors and to becoming a net zero bank by 2050. As such, Santander UK Group Holdings plc is implementing and reporting at a group level (including Santander UK plc) against the TCFD recommendations and has disclosed targets to manage climate-related risks and opportunities, however, we do not believe our climate-related disclosure is fully aligned with the TCFD recommendations yet. In order to fulfil these ambitions and reach the relevant targets or any other climate related ambitions or targets Santander UK may commit to in future, Santander UK will need to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks Santander UK faces as a result of climate change). Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt Santander UK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on Santander UK’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition. Achieving Santander UK’s climate-related ambitions and targets will also depend on a number of factors outside its control, including (among other things) availability of data to measure and assess the climate impact on Santander UK’s customers, advancements of low-carbon transition technologies and public policies to support the energy transition in the markets where Santander UK operates. If these external factors and other changes do not occur, or do not occur on a timely basis, Santander UK may fail to achieve its climate-related ambitions and targets and this could have a material adverse effect on Santander UK’s business growth, competitiveness, profitability, financial condition and reputation. In 2023, we will continue to work on assessing our financed emissions and establishing interim targets. We will consider key enablers, including government policy as well as our own actions to accelerate the decarbonisation.

For further details on Santander UK’s approach to climate change see “Sustainability & Responsible Banking – Taskforce on Climate-related Financial Disclosures (TCFD)" in the Santander UK Group Holdings plc Annual Report on Form 20-F.
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
The UK government and regulators are actively supporting the emergence of new entrants into the UK financial services market. The internet and mobile technologies are also changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking in recent years and the Covid-19 pandemic accelerated the strong trends towards customer digital adoption. Santander UK is investing in a multi-year transformation programme, including digitalisation of channels and services and automation of physical channels, to both meet customer preferences and protect its competitive position. There can be no assurance that the transformation programme will deliver the benefits sought from it.
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
The rising rate environment and cost of living crisis may result in competitors reacting quite differently in relation to, amongst other factors, loan pricing, availability, deposit pricing, investment decisions. This has already had, and will continue to have, an impact on the competitive environment and future decisions of Santander UK.
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

Annual Report 2022	Santander UK plc 216

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Damage to Santander UK’s reputation could cause harm to its business prospects
Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to the reputation of Santander UK or Banco Santander S.A. (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, failure to deliver minimum standards of service and quality, loss or compromise of customer data, disruption to service due to a cyber-attack, wider IT failures, compliance failures, third party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects.

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
Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under retained EU law and as adopted by the Prudential Regulation Authority (PRA). Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital (leverage) to total adjusted assets for leverage purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK's existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write down (for more information, see the risk factor entitled ‘Santander UK may become subject to the provisions of the Banking Act 2009 (the Banking Act), including bail-in and write down powers’).
The EU Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel III’ in the EU. The CRR has been amended through a series of EU regulations, including the Capital Requirements Regulation 2 (CRR 2) and the CRD IV Directive amended by the Capital Requirements Directive V (CRD V Directive). The European Union (Withdrawal) Act 2018 converted the directly applicable elements of CRD IV into UK law on 31 December 2020 and preserved existing UK law implementing the CRD IV directive. Certain elements of the CRR which were ‘onshored’ in this way have now been transposed into the PRA rules.
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

Annual Report 2022	Santander UK plc 217

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions, require Santander UK to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Liquidity Coverage Ratio (LCR)
The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The current minimum requirement for LCR is set at 100%. Santander UK is also required to maintain available stable funding equal to at least 100% of its required stable funding (the net stable funding ratio (NSFR)). Santander UK’s current liquidity position is in excess of the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on Santander UK’s financial performance.
Leverage ratios
The Financial Services Act 2012 (the FS Act) also provides the Financial Policy Committee (FPC) of the BoE with certain macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The PRA requires UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies to hold enough CET1 capital to meet an additional leverage ratio buffer of 35% of the institution-specific G-SIB buffer rate or Other Systemically Important Institutions (O-SII) buffer rate following the implementation of the CRD V Directive on 28 December 2020 (previously the Systemic Risk Buffer rate) and for consolidated groups which include a Ring Fenced Body (as defined in the Financial Services and Markets Act 2000 (FSMA) to hold enough CET1 capital to meet the Additional Leverage Ratio Buffer (ALRB). The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to Santander UK being further increased, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Further regulatory changes
Regulators in the UK and worldwide have proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BoE is required to set the Minimum Requirement for Eligible Liabilities (MREL) for all institutions. The BoE required most banks, since 1 January 2022, to be in compliance with the end-state MREL requirements, which Santander UK plc and Santander UK Group Holdings plc are.

Regulators and legislators in the UK have produced a range of proposals for future legislative and regulatory reform which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital or increase Santander UK’s expenses and could therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the UK's implementation of the remaining Basel III standards. The Basel Committee on Banking Supervision has approved a series of significant changes to the Basel regulatory capital and liquidity framework subsequent to Basel III from 7 December 2017, colloquially known as Basel IV or Basel 3.1, including additional capital requirements, higher capital ratios, more stringent eligibility requirements for capital instruments, a new leverage ratio and liquidity requirements. On 30 November 2022, the PRA published a consultation paper (CP) 16/22 on the implementation of the Basel IV standards (which the PRA refers to as Basel 3.1) in the UK (closing on 31 March 2023). This would revise the CRD IV framework already implemented in the UK and would have consequential impacts on the UK implementation of the leverage ratio, and elements of the liquidity and large exposures frameworks. The PRA has proposed a five-year transitional period for implementation that will become effective on 1 January 2025. CRD IV requirements adopted in the UK may change further, including as a result of policy developments associated with the migration of the CRD IV framework into domestic regulatory rules, as well as changes to the way in which the PRA continues to interpret and apply these requirements to UK banks (including as regards individual model approvals or otherwise).
There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios) may result in increased minimum capital requirements, which could reduce available capital for new business purposes and adversely affect Santander UK’s cost of funding, profitability and ability to pay dividends, or other discretionary payments on its capital instruments, continued organic growth (including increased lending), or pursue acquisitions or other strategic opportunities. Alternatively, Santander UK could be required to restructure its balance sheet to reduce capital charges incurred pursuant to the PRA’s rules or raise additional capital, but at increased cost and subject to prevailing market conditions. In addition, any changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect Santander UK’s ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of Santander UK’s capital position. Furthermore, increased capital requirements may negatively affect Santander UK’s return on equity and other financial performance indicators.
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
Liquidity and funding risks are inherent in Santander UK’s business and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Liquidity risk is the risk that Santander UK either does not have available sufficient financial resources to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of factors such as over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Santander UK performs comprehensive internal stress testing in order to ensure that it maintains funding profiles and holds a liquid asset buffer in order to manage this risk. However, unforeseen systemic market factors like those experienced during the last financial crisis make it difficult to eliminate these risks completely. There can be no assurance that such circumstances will not reoccur or that they will occur in the same way, but past experience and comprehensive stress testing regimes help Santander UK to consider and manage the potential impacts on its liquidity position. Liquidity constraints may affect Santander UK’s operations and its ability to meet regulatory liquidity requirements or may limit growth possibilities. Disruption and volatility in the global financial markets could have a material adverse effect on Santander UK’s ability to access capital and liquidity on financial terms acceptable to it and in addition to increased funding costs, may result in a shortening in the term of funding it raises.
Santander UK’s cost of funding is related to prevailing interest rates and to its credit spreads. Increases in interest rates and Santander UK’s credit spreads can significantly increase the cost of its funding. Changes in Santander UK’s credit spreads can be market-driven or idiosyncratic in nature and may be influenced by perceptions of its creditworthiness rather than any underlying change in Santander UK’s financial position. Changes to interest rates and Santander UK’s credit spreads occur continuously and may be unpredictable and highly volatile. Market predictions of future central bank policy rate paths may impact Santander UK’s cost of funding, even if central bank actions do not ultimately follow market predictions.

Annual Report 2022	Santander UK plc 218

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

If wholesale markets financing ceases to be available, or becomes excessively expensive, Santander UK may be forced to raise the rates it pays on deposits, with a view to attracting more customers and/or to sell assets, potentially at depressed prices or to reduce growth plans. Santander UK’s cost of funding might also be impacted by increased competition for retail and corporate deposits.
In response to the Covid-19 pandemic, the BoE introduced the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises (TFSME). Santander UK has begun repaying drawings ahead of the 2025 contractual maturities and as at 31 December 2022, Santander UK had £25bn of drawings outstanding having repaid £7bn in the fourth quarter of 2022. .
Each of the factors described above could have a material adverse effect on Santander UK, including its ability to access capital and liquidity on financial terms acceptable to it and, more generally, on its operations, financial condition and prospects.
Further, Santander UK aims for a funding structure that is consistent with its assets, avoids excessive reliance on short-term wholesale funding, attracts enduring retail and commercial deposits and provides diversification in products and tenor. Santander UK therefore relies, and will continue to rely, on retail and commercial deposits to fund a significant proportion of lending activities. The on-going availability of this type of funding is sensitive to a variety of factors outside Santander UK’s control, such as general economic conditions and the confidence of depositors in the economy and in the financial services industry in general, confidence in Santander UK specifically, Santander UK’s credit rating and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds or, if launched, central bank digital currency. A change in any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing its ability to access deposit funding on appropriate terms, or at all, in the future, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s liquidity planning assumes that customers will continue to make a volume of deposits with Santander UK (particularly demand deposits and short-term time deposits), and Santander UK intends to maintain its emphasis on the use of deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for Santander UK in the future if deposits are not made in the volumes anticipated or are withdrawn at short notice or are not renewed. If a substantial number of depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, there may be a material adverse effect on Santander UK’s operations, financial condition and prospects. This might increase Santander UK’s requirements for wholesale funding or require the execution of contingent options to raise additional liquidity, including the potential curtailing of growth plans.
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
Any of these effects of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander UK, including its operations, financial condition and prospects. For example, Santander UK estimates that at 31 December 2022, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £1.4bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.7bn of cash and collateral at 31 December 2022. Under the LCR we hold sufficient liquidity to cover these potential outflows. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

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
Changes in Santander UK’s pension liabilities and obligations could have a materially adverse effect on Santander UK’s operations, financial condition and prospects
The majority of current employees are provided with pension benefits through defined contribution arrangements. Under these arrangements Santander UK’s obligation is limited to the cash contributions paid. Santander UK provides retirement benefits for many of its former and current employees in the UK through a defined benefit pension scheme established under trust. Santander UK plc is the principal employer under this scheme, but it has only limited control over the rate at which it pays into the scheme. Under the UK statutory pension funding requirements employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees although, if they cannot agree, the rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the scheme, but, in some cases, the trustees may have the unilateral right to set the employer’s relevant contribution.
The Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in UK defined benefit pension schemes where, amongst other things, that employer is ‘insufficiently resourced’ (as defined for the purposes of the relevant legislation).

Annual Report 2022	Santander UK plc 219

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK record a deficit or an increased deficit (as appropriate), due to either a reduction in the value of the pension fund assets (depending on the performance of financial markets) not matched by a fall in the pension fund liabilities and/or an increase in the scheme liabilities not matched by an increase in the pension fund assets due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, or other factors, or there is a change in the actual or perceived strength of the employer’s covenant, this could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources. Inflation in particular poses a significant risk to the pension fund as liabilities would be adversely impacted by an increase in long-term inflation. While Santander UK can control a number of the above factors, there are some over which Santander UK has no or limited control. Although the trustee of the schemes is obliged to consult with Santander UK before changing the pension schemes’ investment strategy, the trustee has the final say and the ultimate responsibility for investment strategy rests with the trustee.
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
The scheme has material investments in illiquid assets consisting primarily of unlisted credit, private equity and property. The value of these investments can only be known when they are realised. The value in the accounts is an estimate of the fair value of these investments but the final realised value could be materially different and if less than the value used in the accounts could result in Santander UK having to make increased contributions to reduce or satisfy resulting deficits which would also divert resources from use in other areas of the business and reduce its capital resources.
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
Changes in interest rates would affect the following areas, among others, of Santander UK’s business:
–Net interest income
–The value of Santander UK’s derivatives transactions
–The value of Santander UK's securities holdings
–The value of Santander UK’s loans and deposits
–The volume of loans originated
Interest rates are highly sensitive to many factors beyond Santander UK’s control, including increased regulation of the financial sector, inflation, monetary policies, domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on Santander UK’s assets and the interest paid on its borrowings, thereby affecting its net interest income, which comprises the majority of its revenue, reducing its growth rate and profitability and potentially resulting in losses. In addition, costs Santander UK incurs putting into place strategies to reduce interest rate exposure could increase in the future, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Negative changes in positions recorded at fair value could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK has material exposures to securities, derivatives and other investments that are recorded at fair value and are therefore exposed to potential negative market changes. A widening of market credit spreads, reflecting the prevailing market conditions would negatively impact asset valuations in future periods and may result in negative changes in the fair values of Santander UK's financial assets. A tightening of Santander UK’s own credit spreads would increase the magnitude of liabilities, thereby reducing net assets.
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

Annual Report 2022	Santander UK plc 220

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK invests in debt securities of the UK government largely for liquidity management purposes. At 31 December 2022, approximately 4% of Santander UK’s total assets and 3% of Santander UK’s securities portfolio were comprised of debt securities issued by the UK government. Any failure by the UK government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is exposed to risks relating to the integrity and continued existence of reference rates
As previously announced by the Financial Conduct Authority (FCA), all sterling, euro, Swiss franc and Japanese yen LIBOR settings, and the 1-week and 2-month USD LIBOR settings, ceased to be published based on panel bank submissions after 31 December 2021, and the remaining USD LIBOR settings (i.e., overnight, 1-month, 3-month, 6-month and 12-month) will either cease to be published or cease to be representative immediately after 30 June 2023. In September 2021, the FCA announced that it would compel the continued publication of the 1-, 3- and 6-month sterling (and Japanese yen) LIBOR settings after end-2021, using a ‘synthetic’ methodology for a limited time. The FCA announced subsequently that the 1- and 6-month sterling LIBOR 'synthetic' settings “will permanently cease immediately after final publication on 31 March 2023”, and in November 2022, the FCA announced that the 3-month sterling LIBOR 'synthetic' setting would cease to be published after 31 March 2024.

During 2021, Santander UK – along with its customers and counterparties – agreed the transition to alternative reference rates for the majority of agreements referencing the LIBOR settings that ceased at the end of 2021. The number of un-transitioned agreements referencing ‘synthetic’ LIBOR settings has continued to reduce in 2022, with the transition of additional agreements being agreed during the year. Santander UK is also continuing to finalise the transition of agreements referencing continuing USD LIBOR settings.
The transition of LIBOR based agreements has been complex and involved a range of risks (including legal, conduct, system, model, accounting and reputational risks). Changes to, or the replacement of, benchmarks may cause contracts in which they are used to perform differently than in the past or may have other consequential effects. In particular, the transition of contracts from GBP LIBOR to an alternative reference rate (such as SONIA or the BoE base rate) has typically involved an adjustment to the terms of financial contracts to which Santander UK is a party. Whilst Santander UK, and its customers and counterparties, have agreed on the transition for most impacted agreements and Santander UK has taken steps to manage the risks outlined, there can be no assurance that these risks will not crystallise. This could have adverse effects on Santander UK’s operations, financial condition, and prospects.
Credit risks
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
In particular, the amount of Santander UK’s reported non-performing loans may increase in the future as a result of growth in Santander UK’s total loan portfolio, including as a result of loan portfolios that Santander UK may acquire in the future (the credit quality of which may turn out to be worse than Santander UK had anticipated), or factors beyond Santander UK’s control, such as adverse changes in the credit quality of Santander UK’s borrowers and counterparties, a general deterioration in the UK or global economic conditions (including without limitation, rising interest rates), the impact of political events, events affecting certain industries or events affecting financial markets and global economies. Broader inflationary pressures that impact a customer's ability to service debt payments could also lead to increased arrears in both unsecured and secured products.
There can be no assurance that Santander UK will be able to effectively control the level of impaired loans in, or the credit quality of, its total loan portfolio, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last few years both variable and fixed interest rates have been at historically low levels, which has benefited borrowers of new loans and those repaying existing variable rate loans regardless of special or introductory rates. Future increases in borrowers' required monthly payments may result in higher delinquency rates and losses related to non-performing loans going forward. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. These events, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Annual Report 2022	Santander UK plc 221

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio
The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 85% of Santander UK’s loan portfolio at 31 December 2022. As a result, Santander UK is highly exposed to developments in the residential property market in the UK. House price growth was strong in the first half of 2022 with demand for housing also strong. However, in Q3 and Q4 prices started to fall and there remains a level of uncertainty in the outlook for house prices for 2023. The depth of the previous house price declines as well as the continuing uncertainty as to the extent and sustainability of the UK economic downturn and recovery will mean that losses could be incurred on loans should they go into possession.
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
Legal and regulatory risks
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability and operational resilience of institutions under their supervision), enhance consumer protection, address climate change risks, the risk of greenwashing and environmental, social and governance risks generally, and improve controls in relation to financial crime-related risks. Santander UK expect regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the UK by the PRA, the FCA, the Competition and Markets Authority (CMA), the Payment Systems Regulator (PSR), the Information Commissioner’s Office (ICO) and the Lending Standards Board (LSB).

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
To the extent these laws, regulations and policies apply to it, Santander UK may face higher compliance costs and the need to carefully manage capacity to readily respond to multiple regulatory or government policy changes simultaneously. Any legislative or regulatory actions and any required changes to Santander UK’s business operations resulting from such laws, regulations and policies as well as any deficiencies in Santander UK’s compliance with such laws, regulations and policies could result in significant loss of revenue, could have an impact on Santander UK’s strategy, limit its ability to pursue business opportunities in which Santander UK might otherwise consider engaging, limit Santander UK’s ability to provide certain products and services and/or result in enforcement action (including the imposition of financial and other penalties). They may also affect the value of assets that Santander UK holds, requiring Santander UK to increase its prices thereby reducing demand for Santander UK’s products or otherwise have a material adverse effect on its operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application by Santander UK or by regulatory authorities will not adversely affect Santander UK.
Specific examples of areas where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to, the following:
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits, including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following HM Treasury’s publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading on 15 March 2022, HM Treasury announced its intention to consult on certain limited reforms to the ring-fencing regime during 2023, alongside broader proposals to raise the threshold above which ring-fencing requirements apply from £25bn to £35bn of retail deposits, and to align the ring-fencing regime with the UK resolution regime. These consultations may result in future changes to the regime or lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime.
Competition: Reviews and investigations by competition authorities (which in the UK include the CMA, the FCA and the PSR) into any aspect of Santander UK’s operations or the functioning of any markets in which Santander UK operates.

Annual Report 2022	Santander UK plc 222

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations at a European as well as domestic UK level. Within the UK, the Payment Systems Regulator has mandated Santander UK build systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (CRM) which both aim to reduce the level of customer fraud (particularly through our customers' manipulation into making payments known as 'Authorised Push Payment' fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failing in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value Clearing House Automated Payment System (CHAPS) system through the Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for faster payments, BACS and the other lower value retail payment schemes. Transitioning to the ‘New Payments Architecture’ will generate short-term challenges, including in successfully adopting the ISO20022 messaging standard while ensuring payment message completeness in alignment with regulatory requirements. PSD2 has been implemented and transposed into UK legislation in the Payment Services Regulations 2017 and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Open Banking and PSD2 both have shown that they have the potential to exacerbate a number of existing risks including data loss/data protection, cyber security, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity.
–Data Privacy: Failure to comply with emerging and current laws and regulations concerning data privacy and localisation in a number of jurisdictions across the globe may result in regulatory sanctions. In particular, the General Data Protection Regulation (EU) 2016/679 (GDPR), including the GDPR as it forms part of UK domestic law by virtue of the EUWA (UK GDPR), and the Data Protection Act 2018 (DPA) imposes obligations on data controllers and rights for data subjects. The implementation of the UK GDPR and DPA has required substantial amendments to Santander UK’s procedures and policies. The changes have had, and could continue to have, an adverse impact on Santander UK’s business by increasing its operational and compliance costs. If there are breaches of UK GDPR obligations, Santander UK could face significant administrative and monetary sanctions as well as reputational damage. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects. The Data Protection and Digital Information Bill was introduced on 18 July 2022 and is currently progressing through the various stages of the parliamentary process. Some proposed reforms, such as the requirement to implement a privacy management programme may result in a further increase in compliance and operational costs, if implemented. The proposed changes may also pose a risk to the EU Commission’s adequacy finding in respect of the UK, as the UK’s data protection laws may no longer be considered to be essentially equivalent to those of the EU, which would impact data flows from the EU to the UK.
–Electronic Marketing: For the purposes of the Privacy and Electronic Communications Regulations 2003 (PECR), Santander UK relies on legitimate interests and not consent as a lawful basis for its marketing activity (an opt-out model, rather than an opt-in model). This model limits Santander UK to marketing its own similar products and services only to its own customers who have not opted out of marketing. This model therefore prevents the marketing by Santander UK of Santander group companies’ products and services by electronic means. This may put Santander UK at a competitive disadvantage. It is proposed to move from a legitimate interests to a consent model in the near future. There will be legal and regulatory risks associated with this transition, as well as systems updates costs to operationalise.
–Consumer Duty: In response to a requirement introduced into the FSMA, the FCA has published final rules and guidance on a broad consumer duty that firms undertaking regulated activities with retail clients should observe (the Consumer Duty). The Consumer Duty has three elements: A consumer Principle that provides a high-level expectation of conduct, a set of overarching Cross-cutting Rules which develop and amplify the standards of conduct that the FCA expects under the consumer Principle and a suite of rules and guidance setting more detailed expectations for a firm's conduct according to the four specific outcomes that represent the key elements of the firm and its consumer relationships (products and services, price and value, consumer understanding and consumer support). The Consumer Duty also includes requirements for firms to end unfair charges and fees, make it as easy to switch or cancel products as it was to take them out in the first place, provide helpful and accessible customer support, act quickly to respond to customer queries, provide timely, clear and easily understandable information to customers regarding products and services, provide products and services that are appropriate for their customers, and focus on the real and diverse needs of their customers, including those in vulnerable circumstances, at every stage and in each interaction. Firms will also need to monitor, evidence and report against many of the requirements. Final rules and guidance were published on 27 July 2022 and firms will have until 31 July 2023 to implement its requirements. For closed products or services, the FCA rules come into force on 31 July 2024. The Consumer Duty requires a review of, and changes to, Santander UK’s products, services, policies, systems and procedures against the FCA requirements. The Consumer Duty will affect elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that Santander UK is able to generate. It may result in an increase in civil litigation or claims to the Financial Ombudsman Service by customers alleging a breach of the Consumer Duty or in regulatory action by the FCA.
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
–Outsourcing and Third Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third party risk management (SS2/21). The PRA has stated that SS2/21 should be the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management. SS2/21 should be read alongside the EBA guidelines on outsourcing arrangements, and FCA rules and guidance on outsourcing which remain applicable and effective. A major development is that the scope of contracts which should meet the PRA requirements on outsourcing and third-party risk management has increased beyond that set out in the EBA guidelines on outsourcing. The PRA states that it expects material third-party agreements that are not outsourcing to be subject to controls that are as robust as the controls that would apply to outsourcing arrangements with an equivalent level of materiality. Also in March 2021, the PRA published Supervisory Statement 1/21 (SS1/21) which set out its expectations for the operational resilience of Santander UK’s ‘important business services’. These are services that a PRA regulated firm provides which, if disrupted, could pose a risk to that firm’s safety and soundness or, the financial stability of the UK. Santander UK is required to identify and set impact tolerances for all its important business services which must, in all cases, include a time-based metric to measure the tolerable level of disruption to that important business service. Santander UK must ensure it is able to deliver its important business services within impact tolerances in severe but plausible scenarios. If Santander UK is unable to meet the PRA’s requirements on outsourcing and third-party risk management then it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK government has announced its intention to roll out new sustainability disclosure requirements, which will expand on the those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy. Santander UK Group Holdings plc is implementing the recommendations of TCFD on a group level: further reporting will require additional gathering of data and operationalisation of reporting and there will be legal, reputational and regulatory risks should Santander UK Group Holdings plc fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.
–Evolving Conduct and Regulatory Policy: The CMA is seeking enhanced consumer protection powers and is considering policy issues that may impact financial services, for example 'loyalty penalties' and the impact of digitalisation on consumer outcomes. There is the potential that the CMA and FCA take different stances on certain policy issues in these spheres.
–National Security and Investment Act: The National Security and Investment Act 2021 came into force on 4 January 2022 in the UK, introducing a new national security screening regime with mandatory suspensory notifications required for corporate and financial transactions in certain sectors which meet the prescribed thresholds. The Act also grants the UK Government wide-ranging powers to intervene in transactions on national security grounds, even where the transaction is outside of the scope of the mandatory notification regime. The UK Government can impose heavy criminal and civil penalties under the Act for non-compliance. In the event that the UK Government intervenes in any of Santander UK's transactions and/or imposes any related penalties on Santander UK, this could result in reputational damage and could have a material adverse effect on Santander UK's operations, financial condition and prospects

Annual Report 2022	Santander UK plc 223

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Santander UK may become subject to the provisions of the Banking Act, including bail-in and write down powers
The special resolution regime set out in the Banking Act provides HM Treasury, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
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
In addition, the resolution authorities have the power to require institutions and groups to make structural changes to ensure legal and operational separation of ‘critical functions’ from other functions where necessary, or to require institutions to limit or cease existing or proposed activities in certain circumstances. As a result, Santander UK is required to identify such ‘critical functions’ as part of its resolution and recovery planning. If used in respect of Santander UK, these ex ante powers could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK must comply with anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and anti-tax evasion laws and regulations and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could have a material adverse effect on Santander UK’s operations, financial condition or prospects
Santander UK is required to comply with applicable anti-money laundering (AML), counter-terrorism financing (CTF), anti-bribery and corruption, sanctions, preventing the facilitation of tax evasion and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (including in respect of sanctions and politically-exposed person screening), ensure customer and transaction information is appropriately recorded, monitored and kept up to date and implement effective financial crime policies and procedures detailing what is required from those responsible in order to counter financial crime risks. The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which in turn requires ongoing changes to systems, technology and operational activities.
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
Over the last decade, AML, CTF, anti-bribery and corruption and sanctions laws and regulations have become, and may continue to become, increasingly complex and detailed. Consequently, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally, and such scrutiny continues to intensify. To manage regulatory scrutiny, Santander UK requires improved systems, sophisticated monitoring and skilled compliance personnel. Navigating the increasing complexity of financial crime regulation is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU, UK and US in the area of economic sanctions and the evolving financial and trade sanctions imposed on Russia and Belarus due to the war in Ukraine, require additional immediate and longer-term sanctions risk management and compliance efforts for Santander UK.
UK AML and CTF legislation continues to change (for instance through regular updates to the UK’s list of third countries identified as high-risk countries), recent updates to beneficial ownership discrepancy reporting requirements detailed in the UK’s Money Laundering Regulations, or the recent launch of the Register of Overseas Entities and the associated compliance regime, which can lead to substantial amendments to Santander UK’s AML and CTF procedures and policies, with additional training and guidance required for employees. While legislative changes can offer opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of legislative and regulatory divergence from EU requirements. Significant change could adversely impact

Annual Report 2022	Santander UK plc 224

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
If Santander UK is unable to fully comply with applicable laws, regulations and expectations, its regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against it, to impose significant fines and other penalties on it, including requiring a complete review of Santander UK’s business systems, day-to-day supervision by external consultants, imposing restrictions on the conduct of Santander UK’s business and operations and ultimately the revocation of Santander UK’s banking licence. The reputational damage to its business and brand could be severe if Santander UK was found to have materially breached AML, CTF, anti-bribery and corruption, anti-tax evasion or sanctions requirements. Santander UK’s reputation could also suffer if it were unable to protect its customers or its business from being used by criminals for illegal or improper purposes. Criminal penalties could be imposed upon individuals employed by Santander UK. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
At an operational level, geo-political, economic and social changes can provide opportunities to financial criminals and alter the risks posed to banks. Effective intelligence and monitoring systems within strengthened public/private partnerships supported by improved national capabilities to share knowledge on emerging risks and information pre-suspicion are required to help manage these risks. However, there can be no guarantee that any intelligence shared by public authorities or other financial institutions will be accurate or effective in helping Santander UK to combat financial crime, and if, despite such efforts, Santander UK fails to combat financial crime effectively then this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
–The alleged historical or current misselling of, or misconduct in relation to, financial products, including the alleged misselling of Payment Protection Insurance (PPI), the alleged overcharging of interest, the alleged inappropriate sale of interest-only mortgages, the alleged unfair use of the standard variable rate in connection with mortgages, the alleged non-disclosure of commission, including auto finance related commission giving rise to an alleged unfair relationship, or alleged misconduct as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of complaints to FOS and/or civil litigation (including claims management company driven legal or complaints campaigns)(see Note 31 to the Consolidated Financial Statements for legal actions and regulatory matters). Such matters may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may require additional provisions to be recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products.
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
–Santander UK is (and will continue from time to time to be) subject to certain legal or regulatory investigations, inquiries and proceedings, both civil and criminal including in connection with Santander UK’s lending and payment activities, treatment of customers, relationships with Santander UK’s employees, financial crime, and other commercial or tax matters (see Note 31 to the Consolidated Financial Statements for legal actions and regulatory matters). These may be brought against Santander UK under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the US, in circumstances where overseas regulators and authorities may have jurisdiction by virtue of its activities or operations.

Annual Report 2022	Santander UK plc 225

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Operational risks
Failure to successfully apply or to improve Santander UK’s credit risk management systems could have a material adverse effect on Santander UK’s operations, financial condition and prospects
As a commercial banking group, one of the main types of risks inherent in Santander UK’s business is credit risk. For example, an important feature of Santander UK’s credit risk management system is to employ Santander UK’s own credit rating system to assess the particular risk profile of a customer. This system is primarily generated internally, but, in the case of counterparties with a global presence, also builds off the credit assessment assigned by other Banco Santander Group members. As this process involves detailed analysis of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human and IT systems errors. Where exercising their judgement on current or future credit risk behaviour of Santander UK’s customers, Santander UK’s employees may not always be able to assign a correct credit rating, which may result in a larger exposure to higher credit risks than indicated by Santander UK’s risk rating system. Santander UK may not be able to detect all possible risks before they occur, or its employees may not be able to effectively apply its credit policies and guidelines due to limited tools available to Santander UK, which may increase its credit risk.
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

Annual Report 2022	Santander UK plc 226

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems and on its ability to upgrade and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its customers, businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly reviewed with a view to retain competitive advantage and to ensure that resilience remains within acceptable levels. Conversely any failure to effectively improve, expand or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects, and could cause reputational damage to Santander UK.
From time-to-time Santander UK is required to migrate information relating to its customers to new information technology systems. Any failure to manage such migration effectively could have a negative impact on Santander UK’s ability to provide services to its customers and could cause reputational damage to Santander UK.
Santander UK expects its programmes of change to have an effect on its risk profile, both technological and regulatory. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with programmes of systems change is likely to increase and this will therefore remain an area of key focus in Santander UK’s risk management. While internal controls aim to reduce the risk to acceptable levels, there can be no assurance that Santander UK will not suffer material losses from such operational risks in the future, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel

Annual Report 2022	Santander UK plc 227

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Santander UK’s continued success depends in part on the continued service of key members of its senior executive team and other key employees. The ability to continue to attract, develop, train, motivate and retain highly qualified and talented professionals is a key element of Santander UK’s strategy. The successful implementation of Santander UK’s strategy depends on the availability of skilled and appropriate management, both at Santander UK’s head office and in each of its business units. There is also an increasing demand for Santander UK to hire individuals with digital skills such as data scientist, engineering and designer skill sets. Such individuals are very sought after by all organisations, not just the banking industry, and thus Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change. In light of a shortage of skills currently being seen across the UK, it is increasingly challenging to recruit and retain talent for all roles, with subject matter expert and customer facing roles offering the biggest challenges.
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
The preparation of Santander UK's consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There has been no change in the inherent sensitivity of the areas of judgement in the period. Management has considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
The significant judgements, apart from those involving estimation, made by management in applying Santander UK's accounting policies in these financial statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to Santander UK's results and financial position, are set out in Note 1 to the Consolidated Financial Statements in 'Critical judgements and accounting estimates'. Any material differences between estimates and actual results reported in any given financial period, or any material adjustments to the carrying amount of assets and liabilities, could result in reputational damage to Santander UK and could have a material adverse effect on its future financial results and financial condition.
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

Annual Report 2022	Santander UK plc 228

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Approach of the Financial Conduct Authority (FCA)
As per the FSMA (as amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to protect consumers from bad conduct, to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.
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
The Financial Services (Banking Reform) Act 2013 further amended the Banking Act 2009 to introduce a UK ‘bail-in power’ to implement the BRRD, which contains a bail-in power similar to that contained in the Banking Act and requires EU Member States to provide resolution authorities with the power to write down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act 2009. This enables them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.
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

Annual Report 2022	Santander UK plc 229

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
On 26 March 2021, HM Treasury published a new statutory instrument, The Money Laundering and Terrorist Financing (Amendment) (High Risk Countries) Regulations 2021 amending the MLRs by replacing references to the European Commission's list of HRTCs (in respect of which EDD and additional specific EDD measures must be taken under the MLRs) with a UK list identified in a new Schedule 3ZA to the MLRs. This was the first exercise of the powers in section 49 of the Sanctions and Anti-Money Laundering Act 2018 (SAMLA). The UK list of HRTCs came into force on 26 March 2021 and has since been amended through The Money Laundering and Terrorist Financing (Amendment)(No.2)(High-Risk Countries) Regulations 2021 coming into force on 13 July 2021, The Money Laundering and Terrorist Financing (Amendment) (No. 3) (High-Risk Countries) Regulations 2021 coming into force on 2 November 2021, Money Laundering and Terrorist Financing (Amendment) (High-Risk Countries) Regulations 2022 coming into force on 29 March 2022, The Money Laundering and Terrorist Financing (High-Risk Countries) (Amendment) (No. 2) Regulations 2022 coming into force on 12 July 2022, and The Money Laundering and Terrorist Financing (High-Risk Countries) (Amendment) (No. 3) Regulations 2022 coming into force on 15 November 2022. These amendments reflect changes to the Financial Action Task Force (FATF) list of jurisdictions under increased monitoring.
In July 2021, the UK government launched two consultations on the MLRs (as amended). The first targeted specific changes to align the UK’s AML/CTF regime with recent amendments to FATF standards and introduce certain technical changes. The second was a 'Call for Evidence' examining the effectiveness and future state of the UK’s AML/CTF regime. Both consultations closed in October 2021. On 24 June 2022, the UK government published a forward-looking review of the UK’s AML/CTF regime in response to the ‘Call for Evidence’ focusing on systemic effectiveness, regulatory effectiveness and supervisory effectiveness. Following the publication of The Money Laundering and Terrorist Financing (Amendment) Regulations 2022 which came into force on 9 March 2022 and served to make certain time-sensitive updates to ensure the UK continues to meet international standards, and , the UK government published The Money Laundering and Terrorist Financing (Amendment) (No. 2) Regulations 2022 in response to their 2021 consultation, coming into force on 1 September with specific measures coming into force on 1 April 2023. These amendments include amongst others, specific obligations in respect of addressing Proliferation Financing risk and amendments to beneficial ownership discrepancy reporting regime, including discrepancy reporting obligations in respect of the Register of Overseas Entities introduced by the Economic Crime (Transparency and Enforcement) Act 2022 which was quickly moved through Parliament in light of Russia’s invasion of Ukraine and came into force in 15 March 2022. Additional key changes introduced by the Economic Crime (Transparency and Enforcement) Act 2022 included strengthening aspects of the Unexplained Wealth Orders regime and increasing the speed at which sanctions designations can be made. On 22 September 2022, the UK government introduced the Economic Crime & Corporate Transparency Bill which aims to deliver long-awaited reforms to tackle economic crime and improve transparency over corporate entities. It is expected that this Bill gains Royal Assent during 2023.
To ensure regulatory continuity post-Brexit, the government introduced SAMLA to provide a legal framework through which it can impose and update sanctions following the UK's departure from the EU. SAMLA grants the UK government the authority to introduce statutory instruments to enable compliance with United Nations (UN) sanctions and other international obligations, and to meet defined discretionary purposes such as promoting national and international peace and security. SAMLA broadly mirrors the EU sanctions regime but enables the UK to act independently by imposing sanctions regulations swiftly without the need to reach a consensus with other EU member states. For example, the UK government introduced the Global Anti-Corruption Sanctions Regulations 2021 which allow the UK government to designate entities and individuals involved in serious corruption around the world. Separately, the Money Laundering and Transfer of Funds (Information) (Amendment) (EU Exit) Regulations 2019 were enacted to ensure that the UK’s AML Regime has continued to operate effectively now that the UK has ceased to be a member of the EU.
The possibility of near-term divergence from EU law was reduced by the FCA's Temporary Transitional Power. Under this, a standstill direction was issued which stipulated that until 31 March 2022 and in terms of certain regulatory obligations, firms could continue to comply with the legal framework in place in the UK immediately before 31 December 2020. Financial crime legislation was covered by the standstill direction.
The US government has continued to actively apply and enforce sanctions against individuals, entities and countries. US sanctions are subject to change without warning and may affect Santander UK’s ability to transact with certain individuals and entities and to operate in certain jurisdictions.
The UK, EU and US are expected to continue to use sanctions to pursue their foreign policy interests and objectives, and the imposition of new, additional, and/or enhanced sanctions is and will remain unpredictable. Any changes in UK, EU and/or US sanctions could affect Santander UK’s business.
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
The UK’s SARs Reform Programme, which operates within the confines of the government’s Economic Crime Plan 2019-2022, is exploring how banks could, together with government, target their joint efforts to produce and act quickly on higher value intelligence, thereby acting on some of the Law Commission’s findings. Anti-corruption continues to be a key focus of the UK Governments approach to economic crime. The Economic Crime (Transparency and Enforcement) Act 2022 which came into force on 15 March 2022 contains provisions which will seek to tackle corruption through increased transparency of overseas ownership of UK land and real estate and the strengthening of UWO’s. Anti-corruption remains a topic of global focus, as illustrated by President Biden's ‘Protecting Democracy’ summit in December 2021 during which the US released its first strategy on Countering Corruption and more recently US National Security Advisor Jake Sullivan's speech at the December 2022 International Anti-Corruption Conference (IACC). Sullivan reiterated President Biden and the US administration's commitment to working with other countries to champion democracy and fight corruption.

Annual Report 2022	Santander UK plc 230

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Annual Report 2022	Santander UK plc 231

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
The following activities are disclosed in response to Section 13(r) with respect to the Banco Santander group and its affiliates. During the period covered by this report:
(a) Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2022 were negligible relative to the overall profits of Banco Santander SA.
(b) Santander Consumer Finance, SA holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the SDGT sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended 31 December 2022.
(c) Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the US under the SDGT sanctions programme. Revenues and profits generated by Santander Brasil on these accounts in the year ended 31 December 2022 were negligible relative to the overall profits of Banco Santander SA.
(d) Santander Consumer Finance, SA also held through its branch in Greece an auto finance loan for a client designated by the US under the SDGT sanctions programme. The relationship was terminated before the year end. Revenues or profits generated by the branch in Greece on this position in the year ended 31 December 2022 were negligible relative to the overall profits of Banco Santander SA.
(e) The Banco Santander group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the SDGT sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2022 which were negligible relative to the overall revenues and profits of the Banco Santander group. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Annual Report 2022	Santander UK plc 232

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Board of Directors

1 William Vereker
Chair
Appointed 1 November 2020 (Chair), previously Independent Non-Executive Director from 1 October 2020.
Skills and experience
William is an experienced and well-respected Banker, previously having served as Global Head of Investment Banking for UBS (2013 – 2018), and prior to that holding a number of leadership roles at Nomura, Lehman Brothers and Morgan Stanley. From 2018 to 2019 he served as the Prime Minister’s Business Envoy. He was a Vice Chairman at JP Morgan until October 2020.
Other principal appointments
Chair of Santander UK Group Holdings plc*. Non-Executive Director to the London Stock Exchange Group Plc. Member of the UK Prime Minister's Investment Council. Member and Special Advisor of Delancey Credit and Income Fund GP – Investment Committee. He sits on the Advisory Board of Celonis GmbH and also chairs the Advisory Board of Gonville & Caius College, Cambridge.
Board Committee memberships
Board Nomination Committee (Chair)
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
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Lisa is a Non-Executive Director at Restore plc since 20 April 2022.
Board Committee memberships
Board Audit Committee, Board Risk Committee, Board Responsible Banking Committee
3 Annemarie Durbin
Independent Non-Executive Director, Employee Designated Director, Senior Ring-Fencing Director
Appointed 13 January 2016
Skills and experience
Annemarie has 30 years’ international retail, commercial, corporate and institutional banking experience culminating in membership of Standard Chartered’s Group Executive Committee where she was Group Company Secretary. She was also Non-Executive Director and Remuneration Committee Chair of WH Smith for 10 years and an independent non-executive director on the board of Fleming Family and Partners Limited and Chair of Merryck & co EMEA, a global mentoring group.
Annemarie is an executive coach and mentor.
Other principal appointments
Chair of Cater Allen Limited*. Non-Executive Director and Chair of Remuneration Committee of Persimmon PLC and Petershill Partners PLC.
Board Committee memberships
Board Nomination Committee, Board Remuneration Committee (Chair), Board Responsible Banking Committee, Board Risk Committee, Board Audit Committee
4 Ed Giera
Independent Non-Executive Director, Senior Independent Director
Ed was appointed Independent Non-Executive Director on 19 August 2015 and Senior Independent Non-Executive Director on 15 October 2020.
Skills and experience
Ed’s executive career was with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co. where he held positions as Global Head of Pension Advisory, Head of Capital Markets for the EMEA region, and other senior roles. Ed is currently a Partner and Manager of Boscobel Place Capital LLC, a private investment partnership focused on the global financial services sector, and Principal of EJ Giera LLC, providing corporate finance advisory and fiduciary services. Ed was formerly a Non-Executive Director at Pension Corporation Group Limited, a holding company for the Pension Insurance Corporation Holdings Limited, where he chaired the Board Audit & Risk Committee. He has also served as a Non-Executive Director for ICBC Standard Bank plc; for the Renshaw Bay Real Estate Fund and Renshaw Bay Structured Finance Opportunity Fund, respectively; and for NovaTech LLC.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director and Chair of the Board Risk Committee of Rothesay Life Plc. Director of Rothesay Limited. Partner of Boscobel Place Capital LLC and RB St. James's Place LP. Founder and Principal of E.J. Giera LLC.
Board Committee memberships
Board Audit Committee, Board Nomination Committee, Board Responsible Banking Committee , Board Risk Committee (Chair), Board Remuneration Committee.

Annual Report 2022	Santander UK plc 233

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

5 Chris Jones
Independent Non-Executive Director, Whistleblowers' Champion
Appointed 30 March 2015
Skills and experience
Chis is a financial expert with a deep understanding and knowledge of financial services and is an experienced INED. Chris was formerly a partner at PwC from 1989 to 2014, focused on the financial services industry from the mid-1980s and was a Senior Audit Partner specialising in the audit of banks and other financial services companies. He also led PwC’s EMEA Financial Services practice and was a member of their Financial Services global leadership team. Chris is a past president of the Association of Corporate Treasurers and chaired their advisory board from 2010 to 2018. Chris is a fellow of both the Institute of Chartered Accountants in England and Wales and The Association of Corporate Treasurers.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Independent Non-Executive Director of Legal & General Investment Management (Holdings) Limited and Legal and General Assurance (Pensions Management) Limited. Audit and Risk Committee member of the Wellcome Trust.
Board Committee memberships
Board Audit Committee (Chair), Board Remuneration Committee , Board Responsible Banking Committee, Board Risk Committee.
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
Other principal appointments
Mark is a Trustee of The Photographers Gallery and Non-Executive Director of Santander Consumer (UK) plc.
Board Committee memberships
Board Audit Committee, Board Remuneration Committee, Board Responsible Banking Committee, Board Risk Committee
7 António Simões
Banco Santander Nominated Non-Executive Director
Appointed 30 April 2021
Skills and experience
António is currently Head of Europe for Banco Santander. He joined the Banco Santander group in September 2020 as regional head of Europe with managerial responsibility and oversight of the bank’s businesses in Europe with reporting lines from the country heads of Spain, UK, Portugal and Poland. Before joining Santander, António spent 13 years at HSBC where he led a number of businesses, both in London and Hong Kong. Most recently he was CEO for Global Private Banking and before that António was CEO for the UK and continental Europe. Previously to joining HSBC, he was a partner at McKinsey & Company in their London office and also worked at Goldman Sachs.
Other principal appointments
Non-Executive Director of Santander UK Group Holdings plc*. Trustee for the Prince’s Trust International. Non-Executive Director of Universia España Red de Universidades, S.A. Director of PagoNxT SL (Spain)*.
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
Other principal appointments
Non-Executive Director of Santander UK Group Holdings plc* . Independent Non-Executive Director and Chair of the Audit Committee in Banco Santander SA. Member of the Advisory Board at JD Haspel Limited.
Board Committee memberships
Board Risk Committee, Board Nomination Committee

Annual Report 2022	Santander UK plc 234

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Other principal appointments
Chairman of Santander Global Technology and Operations SL* and Director of PagoNxt Merchant Solutions SL* and Director of Ebury Partners Limited. Director of PagoNxt Trade Solutions, S.L. Director of Santander Digital Assets, S.L. and Santander Consumer Holding, GmbH
10 The Rt Hon. the Baroness Morgan of Cotes
Independent Non-Executive Director, Consumer Duty Champion
Appointed 10 August 2021
Skills and experience
Nicky Morgan is a former MP, Cabinet Minister and Chair of the House of Commons Treasury Committee and is now a member of the House of the Lords. She is a qualified solicitor by background and before being elected to Parliament spent 16 years with City law firms, focused on mergers and acquisitions and advisory work. Nicky possesses significant experience as a senior leader of high-profile large organisations, responsible for setting and overseeing implementation of strategy and communicating the organisation’s narrative and capabilities. She brings a wealth of experience from both a public and private perspective of the financial services sector, communications and media.
Other principal appointments
Non-Executive Director of Financial Services Compensation Scheme, Chair of the Careers & Enterprise Company and Great Central Railway plc. Chair of the Association of British Insurers.
Board Committee memberships
Board Audit Committee, Board Responsible Banking Committee (Chair), Board Risk Committee.

11 Mike Regnier
Executive Director, Chief Executive Officer
Appointed Chief Executive Officer on 1 April 2022.
Skills and experience
Mike joined Santander UK from Yorkshire Building Society (YBS), where he was a Board member since 2014 and Chief Executive since 2017. He previously held the posts of Chief Commercial Officer and Chief Customer Officer. Mike began his career in strategic management consulting with a focus on Retail and Retail Financial Services. After management positions at Asda, he joined the banking sector and held a number of senior positions at Lloyds Banking Group, including Personal Current Accounts and Credit Cards Director, and Products and Marketing Director for TSB.
Mike has served as a Board Director of Visa UK, and Chairman of the merchant acquirer LTSB Cardnet. He was also Chair of the Building Societies Association from 2019 – 2021. Mike holds an MEng in Engineering, Economics & Management from Oxford, together with an MBA from INSEAD.
Other principal appointments
Chief Executive Officer of Santander UK Group Holdings plc*.
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
Other principal appointments
Chief Financial Officer of Santander UK Group Holdings plc*.

* Part of the Banco Santander group.

Annual Report 2022	Santander UK plc 235

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
Under the NYSE corporate governance standards, independent Directors must comprise a majority of the Board. As at 31 December 2022, our Board was comprised of a Chair, (who is also a Non-Executive Director), two Executive Directors and nine Non-Executive Directors. The Chair, William Vereker, and six of the other Non-Executive Directors, (Annemarie Durbin, Ed Giera, Lisa Fretwell, Chris Jones, Mark Lewis and Nicky Morgan), were independent as defined in the NYSE corporate governance standards. The other three Non-Executive Directors (Dirk Marzluf, Antonio Simoes and Pamela Walkden) were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA. Lisa Fretwell was appointed as an independent Non-Executive Director, on 1 January 2022.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2022, the following Directors made up the Board Nomination Committee: William Vereker (Chair), Annemarie Durbin, Ed Giera and Pamela Walkden. Three of the Directors were independent according to NYSE corporate governance standards. The other Director (Pamela Walkden) was not independent according to the NYSE corporate governance standards as she is a representative of the ultimate parent company, Banco Santander SA.
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
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2022, the following Directors were on the Board Remuneration Committee: Annemarie Durbin (Chair), Ed Giera, Chris Jones and Mark Lewis. All Directors were independent according to NYSE corporate governance standards.
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2022, the Board Audit Committee was made up of six Non-Executive Directors: Chris Jones (Chair), Annemarie Durban, Lisa Fretwell, Ed Giera, Mark Lewis and Nicky Morgan. All members were independent in 2022 as defined in Rule 10A-3.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board considered feedback gained from the 2022 performance evaluations, which concluded that the performance of the Board and its Committees continues to be effective.
A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

Annual Report 2022	Santander UK plc 236

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Other information
Designated agent
The designated agent for service of process on Santander UK in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York.
Trustee/paying agent
The names and addresses of the Trustee/paying agent for each class of security registered with the US Securities and Exchange Commission (the SEC) are set out below:
–Senior: Citibank NA, 388 Greenwich Street, New York, New York 10013, United States
–With respect to outstanding senior notes (US80283LAJ26): The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom
–With respect to 7.95% Term Subordinated Securities due October 26, 2029 (US002920AC09): Trustee: The Bank of New York Mellon, One Canada Square, London, E14 5AL and Paying Agent: Citibank NA, 13th Floor, Citigroup Centre, Canada Square, London E14 5LB
Documents on display
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2022 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.
Legal proceedings
We are party to various legal proceedings in the ordinary course of business. See Notes 29 and 31 the Consolidated Financial Statements.
Material contracts
We are party to various contracts in the ordinary course of business. For the two years ended 31 December 2022, there have been no material contracts entered into outside the ordinary course of business.
Audit fees
See Note 7 to the Consolidated Financial Statements.
Accounting developments under IFRS
See Note 1 to the Consolidated Financial Statements.
Share capital
Details of the Company’s share capital are set out in the Notes to the Consolidated Financial Statements.
Major shareholders
At 31 December 2022, the Company was a subsidiary of Santander UK Group Holdings plc. On 12 November 2004, Banco Santander SA acquired the then entire issued ordinary share capital of 1,485,893,636 ordinary shares of 10 pence each. On 12 October 2008, a further 10 billion ordinary shares of 10 pence each were issued to Banco Santander SA and an additional 12,631,375,230 ordinary shares of 10 pence each were issued to Banco Santander SA on 9 January 2009. On 3 August 2010, 6,934,500,000 ordinary shares of 10 pence each were issued to Santusa Holding SL. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander SA and Santusa Holding SL, became the beneficial owner of 31,051,768,866 of 10 pence each, being the entire issued ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander SA and Santusa Holding SL. Santander UK Group Holdings Ltd became the legal owner of the entire issued ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name to Santander UK Group Holdings plc.
Exchange controls
There are no UK laws, decrees or regulations that restrict our export or import of capital, including the availability of cash and cash equivalents for use by us, or that affect the remittance of dividends or other shareholder payments to non-UK holders of Company shares, except as outlined in the section on Taxation for US Investors below.

Annual Report 2022	Santander UK plc 237

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Additional balance sheet and cash flow analysis
SECURITIES
Securities are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.

Debt securities at amortised cost - Yields
The following table shows the weighted average yields for debt securities not held at fair value at 31 December 2022.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	%	%	%	%	%
Weighted average yield
– Debt securities at amortised cost	—	4.58	3.46	—	4.12
Weighted average yield is calculated using Total clean price x yield for each maturity bucket / Total clean price for each maturity bucket.

LOANS AND ADVANCES TO BANKS
Loans and advances to banks are classified in the consolidated balance sheet as financial assets at amortised cost and include loans and advances to banks classified as reverse repurchase agreements – non trading.

Reconciliation to classifications in the consolidated balance sheet

		2022	2021
	Note	£m	£m
Financial assets at amortised cost:		—	—
Loans and advances to banks		992	1,169
Reverse repurchase agreements - non trading	16	885	447
0		1,877	1,616

Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2022.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Fixed interest rate	1,624	—	—	—	1,624
Variable interest rate	245	—	8	—	253
	1,869	—	8	—	1,877

Annual Report 2022	Santander UK plc 238

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Maturity analysis
The following table shows financial assets at amortised cost: Loans and advances to customers by maturity at 31 December 2022. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Loans secured on residential properties	1,451	7,805	46,656	128,405	184,317
Corporate loans	3,128	11,363	3,981	585	19,057
Finance leases	1,311	3,282	52	—	4,645
Other unsecured advances	3,498	3,340	862	42	7,742
Accrued interest and other adjustments	14	59	172	443	688
Amounts due from immediate parent	—	—	—	—	—
Amounts due from fellow subsidiaries and joint ventures	1,996	—	—	2,224	4,220
Loans and advances to customers	11,398	25,849	51,723	131,699	220,669

We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
Interest rate sensitivity
The following table shows the interest rate sensitivity of Financial assets at amortised cost: Loans and advances to customers due after one year at 31 December 2022.

	Fixed rate	Variable rate	Total
	£m	£m	£m
Loans secured on residential properties	159,613	24,704	184,317
Corporate loans	5,767	13,290	19,057
Finance leases	4,643	2	4,645
Other unsecured advances	3,198	4,544	7,742
Accrued interest and other adjustments	559	129	688
Amounts due from immediate parent	—	—	—
Amounts due from fellow subsidiaries and joint ventures	4,205	15	4,220
Loans and advances to customers	177,985	42,684	220,669

Annual Report 2022	Santander UK plc 239

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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
In 2022 and 2021 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI. As a result, the following tables present Loans and Advances to customers only.
The following tables show additional ratios and the components used in their calculation for the years ended 31 December 2022, 2021, and 2020.

	2022	2021
	£m	£m
Allowance for credit losses to total loans	0.44%	0.43%
Allowance for credit losses	953	900
Total loans outstanding	215,700	207,300
Non-accrual loans to total loans	1.16%	1.4%
Non-accrual loans outstanding	2,500	2,900
Total loans outstanding	215,700	207,300
Allowance for credit losses to non-accrual loans	38.12%	31.03%
Allowance for credit losses	953	900
Non-accrual loans outstanding	2,500	2,900

	2022	2021	2020
	£m	£m	£m
Loans secured on residential properties	—%	—%	0.01%
Net charge-off during the period	3	5	14
Average amount outstanding	182,094	170,430	167,708
Corporate loans	0.13%	—%	—%
Net charge-off during the period	24	58	73
Average amount outstanding	19,170	21,876	25,757
Finance leases	0.44%	—%	—%
Net charge-off during the period	19	25	25
Average amount outstanding	4,281	5,235	6,409
Other unsecured advances	1.28%	1.00%	2.00%
Net charge-off during the period	110	102	141
Average amount outstanding	8,573	9,669	8,515
Amounts due from immediate parent	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	3	7	8
Amounts due from fellow subsidiaries and joint ventures	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	3,698	2,800	2,396
Loans and advances to customers	0.07%	0.09%	0.12%
Net charge-off during the period	156	190	253
Average amount outstanding	217,819	210,017	210,793

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

Annual Report 2022	Santander UK plc 240

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY CUSTOMERS
The following table shows the average balances and interest rates for deposits by customers by product for the years ended 31 December 2022, 2021, and 2020.

	2022		2021		2020
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	171,349	0.34%	172,673	0.12%	160,807	0.40%
Time deposits	12,167	1.34%	11,363	0.37%	15,453	0.70%
Other deposits	16,659	1.74%	23,327	0.80%	27,198	1.10%
Total average balance(1)	200,175	0.52%	207,363	0.21%	203,458	0.51%
(1)Calculated using monthly data.
The UK's statutory fund of last resort for customers of authorised financial services firms is the Financial Services Compensation Scheme (FSCS). The FSCS can pay compensation to customers if a PRA authorised firm is unable, or likely to be unable to pay claims against it for example by depositors.
The following table shows the amounts of insured and uninsured total deposits and time deposits excluding intercompany deposits at 31 December 2022. The table also shows the amount of time deposits that are uninsured, either because they exceed FSCS compensation limits or because they are otherwise uninsured.

	2022	2021
	£m	£m
Insured deposits	131,235	127,884
Uninsured deposits	58,352	57,959
Total deposits	189,587	185,843
of which:
Insured time deposits	9,158	5,611
Uninsured time deposits	7,615	4,697
– Excess over guaranteed limit	4,828	1,989
– Otherwise uninsured	2,787	2,708
Total time deposits	16,773	10,308

The following table shows the maturity of uninsured time deposits at 31 December 2022.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by customers	2,982	1,470	2,048	1,115	7,615

The following table provides details of the deposit insurance scheme that applies to these deposits.

Guarantee fund	Definition
Financial Services Compensation Scheme (FSCS)	The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).

Annual Report 2022	Santander UK plc 241

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY BANKS
Deposits by banks are classified in the consolidated balance sheet as financial liabilities at amortised cost and include deposits by banks classified as repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2022	2021
	Note	£m	£m
Financial liabilities at amortised cost:
Deposits by banks	24	28,525	33,855
Repurchase agreements - non trading	25	50	43
		28,575	33,898

The following table shows the average balances of and interest rates for deposits by banks for the years ended 31 December 2022, 2021, and 2020.

	2022		2021		2020
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Deposits by banks	35,070	1.44	23,679	0.11	20,117	0.28
(1) Calculated using monthly data.

At 31 December 2022 deposits by foreign banks were £2,192m (2021: £1,169m, 2020: £1,763m).
All bank deposits are uninsured, as the FSCS does not cover financial institutions.
The following table shows the maturity of uninsured deposits by banks at 31 December 2022.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by banks	3,346	36	5	25,188	28,575

Annual Report 2022	Santander UK plc 242

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

			2022 / 2021			2021 / 2020
		Changes due to increase/(decrease) in			Changes due to increase/(decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	1,269	41	1,228	(188)	(136)	(52)
of which reverse repurchase agreements	114	(11)	125	(62)	(26)	(36)
Loans and advances to banks	566	3	563	(18)	28	(46)
of which reverse repurchase agreements	—	(2)	2	(21)	(18)	(3)
Debt securities and other interest earning assets	111	(12)	123	(63)	(56)	(7)
Assets designated at FVOCI	—	—	—	—	—	—
Total interest income	1,946	32	1,914	(269)	(164)	(105)
Interest expense	—	—	—	—	—	—
Deposits by customers - demand	373	2	371	(432)	(47)	(385)
Deposits by customers - time	121	(3)	124	(66)	29	(95)
Deposits by customers - other	98	54	44	(106)	40	(146)
of which repurchase agreements	117	1	116	(23)	3	(26)
Deposits by banks	471	(12)	483	(20)	(8)	(12)
of which repurchase agreements	—	—	—	(17)	17	(34)
Debt securities	324	(1)	325	(153)	120	(273)
Commercial paper	74	1	73	(35)	(2)	(33)
Subordinated liabilities	16	4	12	(19)	30	(49)
Other interest-bearing financial liabilities	(7)	6	(13)	1	3	(2)
Total interest expense	1,470	51	1,419	(830)	165	(995)
Net interest income	476	(19)	495	561	(329)	890

Annual Report 2022	Santander UK plc 243

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present average balance sheets below, using asset and liability classifications from the Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2022			2021			2020
	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers(2)	226,377	5,916	2.61	224,395	4,647	2.07	230,906	4,835	2.09
of which reverse repurchase agreements	8,558	142	1.66	14,378	28	0.19	20,113	90	0.45
Loans and advances to banks	46,051	625	1.36	43,727	59	0.13	32,173	77	0.24
of which reverse repurchase agreements	816	7	0.86	1,138	7	0.62	3,056	28	0.92
Debt securities and other interest earning assets	5,934	167	2.81	7,547	56	0.74	14,329	119	0.83
Assets designated at FVOCI	—	—	—	—	—	—	—	—	—
Total average interest-earning assets, interest income	278,362	6,708	2.41	275,669	4,762	1.73	277,408	5,031	1.81
Credit impairment loss allowances and RV &VT	(1,034)	—	—	(1,303)	—	—	(1,071)	—	—
Trading assets	—	—	—	—	—	—	—	—	—
Derivatives and other non-interest-earning assets	9,819	—	—	11,272	—	—	13,775	—	—
Other financial assets at FVTPL	153	—	—	198	—	—	270	—	—
Total average assets	287,300	—	—	285,836	—	—	290,382	—	—
Liabilities
Deposits by customers - demand	(171,349)	(578)	0.34	(172,673)	(205)	0.12	(160,807)	(637)	0.40
Deposits by customers - time	(12,167)	(163)	1.34	(11,363)	(42)	0.37	(15,453)	(108)	0.70
Deposits by customers - other	(16,309)	(284)	1.74	(23,028)	(186)	0.81	(26,738)	(292)	1.09
of which repurchase agreements	(8,568)	(120)	1.40	(12,372)	(3)	0.02	(14,085)	(26)	0.18
Deposits by banks	(34,533)	(496)	1.44	(23,208)	(25)	0.11	(19,798)	(45)	0.23
of which repurchase agreements	(5)	—	—	(5)	—	—	(2,767)	(17)	0.61
Debt securities	(24,117)	(568)	2.36	(24,046)	(244)	1.01	(34,352)	(397)	1.16
Commercial paper	(5,121)	(82)	1.60	(6,013)	(8)	0.13	(5,717)	(43)	0.75
Subordinated liabilities	(1,991)	(108)	5.42	(2,076)	(92)	4.43	(2,846)	(111)	3.90
Other interest-bearing liabilities	(141)	(4)	2.84	(305)	(11)	3.61	(460)	(10)	2.17
Total average interest-bearing liabilities, interest expense	(265,728)	(2,283)	0.86	(262,712)	(813)	0.31	(266,171)	(1,643)	0.62
Trading liabilities	—	—	—	—	—	—	—	—	—
Derivatives and other non interest-bearing liabilities	(4,578)	—	—	(5,328)	—	—	(5,949)	—	—
Other financial liabilities at FVTPL	(833)	—	—	(1,050)	—	—	(1,589)	—	—
Equity	(16,161)	—	—	(16,746)	—	—	(16,673)	—	—
Total average liabilities and equity	(287,300)	—	—	(285,836)	—	—	(290,382)	—	—
(1) Average balances are based on monthly data.
(2) Loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.

Margin and average spread

	2022	2021	2020
	%	%	%
Interest spread(1)	1.55	1.42	1.19
Net interest margin(2)	1.59	1.43	1.22
Average spread(3)	105	105	104
(1) Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(2) NIM is calculated as net interest income divided by average interest earning assets
(3) Average spread is the ratio of average interest-earning assets to interest-bearing liabilities

Annual Report 2022	Santander UK plc 244

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2022	2021
	£m	£m
Net cash flows from operating activities	(2,970)	10,251
Net cash flows from investing activities	(198)	3,077
Net cash flows from financing activities	277	(10,753)
Change in cash and cash equivalents	(2,891)	2,575

A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2022 and 2021 were as follows:
In 2022, the net cash outflows from operating activities of £2,970m resulted from outflows generated from an increase in loans and advances to banks and customers, and a decrease in deposits by banks and customers and repurchase agreements, partially offset by net cash inflows from an decrease in reverse repurchase agreements. The net cash outflows from investing activities of £198m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash inflows relating to debt securities in issue. These resulted in cash and cash equivalents decreasing by £2,891m in the year.
In 2021, the net cash inflows from operating activities of £10,251m resulted from net cash inflows generated from profits in the year and higher customer deposits, offset by additional retail and corporate lending. The net cash inflows from investing activities of £3,077m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash outflows from financing activities mainly reflected net cash outflows relating to debt securities in issue. These resulted in cash and cash equivalents increasing by £2,575m in the year.
Cash flow requirements
For details of our cash flow requirements over the next 12 months and in the longer term and how we plan to meet them, see the Liquidity risk section of the Risk review.
Material cash requirements
Our material commitments under commercial contracts at 31 December 2022 were as follows:
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
–Purchase obligations: We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations. Total purchase obligations, all of which are due within 1 year, totalled £469m.

Annual Report 2022	Santander UK plc 245

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

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

Annual Report 2022	Santander UK plc 246

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Glossary of financial services industry terms

Term	Definition
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Alternative performance measures (APMs)	A financial measure of historical or future financial performance, financial position or cashflows, other than a financial measure defined or specified under International Financial Reporting Standards.
Arrears	Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
Asset Backed Securities (ABS)	Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles or student loans.
Balance weighted Loan to Value (LTV) ratio	Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation)+ ...) /(Loan 1 balance + Loan 2 balance +...)
UK Bank Levy	The government levy that applies to certain UK banks, UK building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank at the balance sheet date.
Basel III	In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.
Basis point (bp)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail Banking, serving enterprises with a turnover of up to £6.5m per annum.
Colleague engagement	Colleague engagement is measured on annual basis in the Group Engagement Survey (GES), conducted by Mercer for Banco Santander. Results are benchmarked against other firms in the UK financial sector and other high performing firms.
Commercial Paper	An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of Santander UK and is usually issued for periods ranging from one week up to nine months. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP can be issued in a range of denominations and can be discounted or interest-bearing.
Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital	The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET1 capital ratio is CET1 capital as a percentage of risk-weighted assets.
CET1 capital ratio	CET1 capital as a percentage of risk weighted assets.
Consumer Finance	Provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporate Centre	Provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
Corporate & Commercial Banking (CCB)	Provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
Cost of risk	Cost of risk is credit impairment charge for the 12-month period as a percentage of average gross customer loans. This is a useful measure of the relationship between the size of the credit impairment charge and the book size which investors use as a proxy to compare relative credit risk.
Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
Covered bonds	Debt securities backed by a portfolio of mortgages that is segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds. The Santander UK group issues covered bonds as part of its funding activities.
Credit Default Swap (CDS)	A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
Credit spread	The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Annual Report 2022	Santander UK plc 247

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
Currency swap	An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.
Customer funding gap	Customer loans less customer deposits.
Debt restructuring	This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.
Debt securities	Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.
Debt securities in issue	Transferable certificates of indebtedness of the Santander UK group to the bearer of the certificates. These are liabilities of the Santander UK group and include commercial paper, certificates of deposit, bonds, and medium-term notes.
Default	Financial assets in default represent those that are at least 90 days past due in respect of principal or interest and/or where the assets are otherwise considered to be unlikely to pay, including those that are credit impaired.
Default at proxy origination	IFRS 9 requires us to compare lifetime probability of default at origination with our view of lifetime probability of default now. If we do not have data at origination, then a proxy origination is defined.
Defined benefit obligation	The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.
Defined benefit plan	A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer's obligation can be more or less than its contributions to the fund.
Defined contribution plan	A pension plan under which the Santander UK group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions, i.e. the employer's obligation is limited to its contributions to the fund.
Derivative	A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.
Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.
Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.
Energy performance certificate (EPC)	A scheme to summarise the energy efficiency of buildings and apply a rating between A – G.
Everyday Banking	Provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
Expected credit loss (ECL)	Represents what the credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk since origination.
Expected loss	The product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality.
Exposure at default (EAD)	The maximum loss that a financial institution might suffer if a borrower, counterparty or group defaults on their obligations or assets and off-balance sheet positions have to be realised.

Annual Report 2022	Santander UK plc 248

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Fair value adjustment	An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.
Financial Conduct Authority (FCA)	The Financial Conduct Authority is a financial regulatory body in the United Kingdom.
Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme is the UK's statutory deposit insurance and investors compensation scheme for customers of authorised financial services firms.
First / Second Charge	First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as a higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.
Follow-on Rate (FoR)	A mortgage product that tracks and is directly linked to the Bank of England base rate.
Forbearance	Forbearance takes place when a concession is made on the contractual terms of a loan in response to an obligor’s financial difficulties.
Full time equivalent	Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).
Government lending schemes	Lending provided by banks with some element of government guarantee, including Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS).

Homes	Homes provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios.
Impairment loss allowance (Loan loss allowance)	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for an expected credit loss in the lending book. An impairment loss allowance may be either individual or collective.
Individually assessed loan impairment provisions	Impairment is measured individually for assets that are individually significant. For these assets, the Santander UK group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.
Internal Capital Adequacy Assessment Process (ICAAP)	The Santander UK group’s own assessment of its regulatory capital requirements, as part of CRD IV. It takes into account the regulatory and commercial environment in which the Santander UK group operates, the Santander UK group’s Risk Appetite, the management strategy for each of the Santander UK group’s material risks and the impact of appropriate adverse scenarios and stresses on the Santander UK group’s capital requirements.
Internal Liquidity Adequacy Assessment Process (ILAAP)	The Santander UK group’s own assessment of the prudent level of liquidity that is consistent with the Santander UK group’s LRA. It documents and demonstrates the Santander UK group’s overall liquidity adequacy – an appropriate level of liquid resources, a prudent funding profile and comprehensive management and control of liquidity and funding risks.
Internal ratings-based approach (IRB)	The Santander UK group's method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.
International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles-based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.
JA	Judgemental Adjustments: Adjustments made to the ECL estimate outside of the ECL models to reflect management judgements.

Annual Report 2022	Santander UK plc 249

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Level 1	The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Santander UK group has the ability to access at the measurement date.
Level 2	The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.
Level 3	The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.
Liquid assets coverage of wholesale funding of less than one year	LCR eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.
Liquidity Coverage Ratio (LCR)	The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario.
LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high-quality liquid assets. The LCR eligible liquidity pool also covers both Pillar 1 and Pillar 2 risks.
Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.
Loss Given Default (LGD)	The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/book values due to forced sales type.
Master netting agreement	An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
Medium-Term Funding (MTF)	Shown at a sterling equivalent value. Consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements).
Medium-Term Notes (MTNs)	Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
Minimum requirement for own funds and eligible liabilities (MREL)	A requirement under the Bank Recovery and Resolution Directive for EU resolution authorities to set a minimum requirement for own funds and eligible liabilities for banks, implementing the Financial Stability Board’s Total Loss Absorbing Capacity (TLAC) standard. The purpose of MREL is to help ensure that when banks, building societies and investment firms fail, that failure can be managed in an orderly way while minimising risks to financial stability, disruption to critical economic functions, and risks to public funds.
Mortgages	Refers to residential and buy to let retail mortgages only and excludes social housing and commercial mortgage properties.
Mortgage-Backed Securities (MBS)	Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.
Net fee and commission income	Fee and commission income minus other fees paid that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.
Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.

Annual Report 2022	Santander UK plc 250

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one-year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Over the counter (OTC) derivatives	Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
People Supported	People supported through our charity partnerships and sponsored programmes. Employee volunteer activities are organised through our flagship Discovery Project programme, the Santander Foundation and Santander Universities.
Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements. This is 8% of the bank's risk-weighted assets.
Pillar 2	The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.
Pillar 3	The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management. The aims are greater transparency and strengthening market discipline.
Prime / prime mortgage loans	A US description for mortgages granted to the most creditworthy category of borrowers.
Probability of default (PD)	The likelihood of a borrower defaulting in the following month, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.
Prudential Regulation Authority (PRA)	The UK financial services regulator formed as one of the successors to the FSA. The PRA is part of the Bank of England and is responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.
Regulatory capital	The amount of capital that the Santander UK group holds, determined in accordance with rules established by the UK PRA for the consolidated Santander UK group and by local regulators for individual Santander UK group companies.
Repurchase agreement (Repo)	In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller's perspective such agreements are securities sold under repurchase agreements (repos) and from the buyer's securities purchased under commitments to resell (reverse repos).
Residential Mortgage-Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal).
Retail deposit spread	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.
Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
Securitisation	A process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. A company sells assets to a structured entity which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Annual Report 2022	Santander UK plc 251

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
SME 1	SME 1 supports any business with turnover of up to £6.5m who have up to 2 Directors/Shareholders/Partners or who have simple banking needs such as current account, savings or unsecured lending of up to £25,000.
Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12-month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination, but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
Standardised approach	In relation to credit risk, a method for calculating credit risk capital requirements under CRD IV, using External Credit Assessment Institutions ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see 'IRB' above). In relation to operational risk, a method of calculating the operational capital requirement under CRD IV, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.
Stress testing	Stress testing is a management tool that facilitates a forward-looking perspective on risk management, strategic planning, capital, and liquidity and funding planning.
Structured entity	An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Structured finance/notes	A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including equities, interest rates, funds, commodities and foreign currency.
Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
Sub-prime	Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
Standard Variable Rate (SVR)	A mortgage product managed by Santander and not directly linked to the Bank of England base rate.
Term Funding Scheme with additional incentives for SMEs (TFSME)	The TFSME allows eligible banks and building societies to access four-year funding at rates very close to Bank Rate.
Tier 1 capital	A measure of a bank's financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue but is subject to a deduction in respect of material holdings in financial companies.
Tier 2 capital	Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.
Total loss absorbing capacity (TLAC)	An international standard for TLAC issued by the Financial Stability Board, which requires global systemically important banks (G-SIBs) to have sufficient loss-absorbing and recapitalisation capacity available in resolution, to minimise impacts on financial stability, maintain the continuity of critical functions and avoid requiring taxpayer support.
Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance, TFSME and non-customer deposits.
Trading book	Positions in financial instruments held either with trading intent or in order to hedge other elements of the trading book, which must be free of restrictive covenants on their tradability or ability to be hedged.
Unencumbered assets	Assets on our balance sheet not used to secure liabilities or otherwise pledged.
Value at Risk (VaR)	An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.
Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.
Write-down	After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Annual Report 2022	Santander UK plc 252

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	214-228
4	Information on the Company	History and development of the company	32, 132, 137, 167-168, 171-172, 208, 237
		Business overview	14, 32, 76, 88, 93, 75, 113-114,146-147, 167-168, 186, 222-223, 229-230
		Organisational structure	32, 167-168, 237
		Property, plant and equipment	131, 139, 171-172
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	13-14, 94-96, 100, 109, 114, 134, 153-161, 214-228
		Liquidity and capital resources	34, 94, 97-100, 105-107, 151-153, 155-162, 245
		Research and development, patents and licenses, etc.	33
		Trend information	3, 5-9, 13, 15
		Critical Accounting Estimates	137-145
6	Directors, Senior Management and Employees	Directors and senior management	233-235, 18-24
		Compensation	25-31, 131, 138-139, 177-182, 190-191
		Board practices	233-235, 27-31, 191-192, 233-235, 18-24, 25-31
		Employees	2, 32, 149
		Share ownership	32, 190-192
		Disclosure of a registrant's action to recover erroneously awarded compensation	Not applicable
7	Major Shareholders and Related Party Transactions	Major shareholders	237
		Related party transactions	75, 191-192
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	120-121, 129-208, 231
		Significant Changes	208
9	The Offer and Listing		*
10	Additional Information	Share capital	*
		Memorandum and articles of association	231
		Material contracts	237
		Exchange controls	237
		Taxation	246
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	237
		Subsidiary Information	*
11	Quantitative and Qualitative Disclosures about Market Risk		37-118
12	Description of Securities Other Than Equity Securities		Exhibit 2.1
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		33
16A	Audit Committee financial expert		33, 234
16B	Code of Ethics		35
16C	Principal Accountant Fees and Services		23, 150
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		236
16H	Mine Safety Disclosure		Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable
PART III
17	Financial Statements		Not applicable
18	Financial Statements		129-133
19	Exhibits		Filed with SEC
* Not required for an Annual Report.

Annual Report 2022	Santander UK plc 253

EXHIBIT INDEX

Exhibits1
1.1	Articles of Association of Santander UK plc (incorporated by reference to Santander UK plc’s Form 6-K furnished with the Securities and Exchange Commission on 10 March 2010)
2.1	Description of the Registrant’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
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

1    Documents concerning Santander UK plc referred to within the 2022 Annual Report on Form 20-F may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, its principal executive offices and registered address.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANTANDER UK plc

By:	/s/ Mike Regnier
Mike Regnier
Chief Executive Officer

Dated: 7 March, 2023