Form 20-F
period 2023-12-31
Santander UK plc
filed 2024-03-05
CIK 1087711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Lee Grant
2 Triton Square, Regent’s Place, London NW1 3AN, England
Tel: +44 (0) 800 085 1491
E-mail: lee.grant@santander.co.uk
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
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
2023 Annual Report
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
This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 198.
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2023 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F.

Strategic report	Contents

About this report	At a glance	2
The Strategic Report outlines the key elements of the Annual Report and provides context for the related financial statements. It is also designed to help members of the Company assess how the Directors have performed their duty under section 172 of the Companies Act 2006. The report highlights key financial and non-financial metrics which help to explain our performance over the past year. It also highlights the external environmental factors affecting the business along with Santander UK’s position in the UK banking market.	Market overview	3
	Our business model	4
	Our strategic priorities	4
	Our performance and KPIs	4
	Risk management overview	5
	Financial overview	7
	Sustainability review	8
	Stakeholder voice	9
By Order of the Board.	Financial review	10
	Governance	14
William Vereker	Risk review	36
Chair, 29 February 2024	Financial statements	107
	Shareholder information	195

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 1
At a glance
Understanding our business
Our business model is focused on building customer loyalty, through being digital first with a human touch
Our Purpose is to help people and businesses prosper
We help our customers at moments that matter most
We champion British businesses and help them to grow sustainably
Our customer focus helps us to develop more loyal and lasting relationships
We provide high quality financial products and services across our digital, branch and telephony channels.

14 million	c19,500	444
active UK customers	Full time equivalent employees	Branches

£172.9bn	5th largest (1)	£187.4bn
in mortgage lending	commercial lender	in customer deposits

(1) Santander UK industry analysis of latest available bank and building society reports as at Q4 23.
Our competitive advantages
Scaled and established bank in the UK
Strong balance sheet with a prudent approach to risk
Part of a global banking group, with international expertise and technological synergies
A talented and motivated team
Our strategic priorities
Be customer centric and increase customer activity
Focus on simplification, automation and digitalisation
Create value and be disciplined with capital allocation
Become a more sustainable and responsible bank
Simple, Personal and Fair
We live our values of Simple, Personal and Fair through great behaviours and our people leaders
Sustainability & Responsible banking strategy through considering the pillars of ESG
Environment - Fighting climate change & supporting the green transition
Social - Building a more inclusive society through delivering on our purpose
Governance - Doing business the right way with robust governance
A significant part of the Santander UK Group Holdings plc group
The Company and its subsidiaries represent almost all the business and operations of its immediate parent Santander UK Group Holdings plc, comprising approximately 98% of its immediate parent group's consolidated profit from continuing operations before tax for the year ended 31 December 2023 and approximately 98% of its consolidated net assets at 31 December 2023. More information on the Santander UK Group Holdings plc group, including the role of the Company as a ring-fenced bank, can be found in the Santander UK Group Holdings plc 2023 Annual Report, which does not form part of this report.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 2
Market overview
Five major forces continue to shape the UK banking market.
Uncertain economic environment
What we have seen
In 2023, the UK economy saw weak economic growth (0.1% based off latest data available), as UK consumers experienced increases in the cost of living following two years of high inflation. This led to the Monetary Policy Committee (MPC) increasing the Base Rate five times in 2023 to 5.25% (175bps above 2022).
As a result, the housing market slowed, with approvals below 2022 levels and prices reducing by around 0.8% in the year.
Our response and looking ahead
While our performance is closely linked to the performance of the UK economy, our mortgage focus and prudent approach to risk saw income benefits from a high rate environment. We continued to focus on supporting our customers and invest in improving efficiency to offset inflationary pressures on expenses. In 2023, we contacted 2.5 million customers to assist with cost of living pressures and provided tools to help them manage their money. We invested further in our recently completed transformation programme, which helped offset inflationary pressures. Looking ahead, in 2024 we expect the Bank of England to begin easing rates should inflation continue to fall. As this occurs, we expect to see mortgage lending begin to stabilise as our customers’ real income improves. We will continue to support our customers when they need it.
Increased competition and margin pressure
What we have seen
The UK banking sector continues to be a highly competitive mature market. In addition to our traditional competitors, we have continued to see international and digital challengers compete for lending and deposits. Most large UK banks saw mortgage lending and deposits either reduce or slow in growth with disciplined pricing in this highly competitive and high rate environment, as customers shopped around for best offerings. Cost of retail and wholesale funding rose over 2023, leading to increased pressure on margins and spread.
Our response and looking ahead
In 2023, we took a strategic decision to deleverage our portfolio through being disciplined in pricing and maintaining our prudent approach to risk. We continued to monitor competitors’ products, develop partnerships and invest in our offerings (both traditional and digital) throughout the year to bring customers to Santander
UK and meet their needs. Looking forward, we expect international and digital challengers to continue their pursuit of market share, however we foresee this being challenging for them due to current funding costs. We will continue to invest in our products and offerings to attract and retain customers, leveraging from our significant variety of resources.
Changing customer behaviours
What we have seen
2023 continued to see customers move towards digital banking over traditional banking methods. Over 90% of our current account and credit card openings were made through digital channels, with our digital customer base growing 3% to over 7.2 million users. We also saw a shift in customer deposits from current accounts into savings as customers took advantage of higher rates on savings accounts, especially term deposits.
Our response and looking ahead
With a refreshed commitment of becoming a digital first bank with a human touch, we digitised key customer journeys in 2023, allowing us to compete with challenger and online-only banks and simplifying our onboarding experience. While we understand the increasing importance of digital banking, we continued to ensure that our branch and human contact for customers is market leading and available to those who need it most. Looking ahead to 2024 we are looking forward to the release of OneApp in the UK, our new mobile banking app. OneApp will give our customers an improved mobile banking experience. We will also continue to modernise our branches, with c.50 refurbishments planned for 2024, and continue to explore new ways of banking, like Work Cafés, with two planned openings in 2024. Investment in our products will continue to ensure the products and services we offer meet our customers’ needs and attract new customers.
Intensifying regulatory pressures
What we have seen
The regulatory agenda continued to be intense in 2023, with significant policy and supervisory activity from both regulators and the UK Government. We are now seeing regulators implement a range of new policies, including a new secondary competitiveness and growth objective for the UK’s financial services sector. HM
Treasury has also been consulting on reforms to ring-fencing.
Our response and looking ahead
In 2023, we began to address the PRA's expectations on model risk management ahead of the 2024 deadline, whilst also preparing for the finalisation of Basel
3.1, which will impact our capital requirements. The centrepiece of regulatory activity in 2023 was the introduction of Consumer Duty. We have been focused on its effective implementation and ongoing embedding across the business, which has been successful. We are now focused on preparing for the implementation of
Phase 2 in 2024. Authorised Push Payment (APP) fraud continues to be a major challenge impacting the industry, with the Payment Systems Regulator (PSR)
introducing a mandatory reimbursement requirement. Whilst we have implemented several changes to prevent fraud from occurring, we continue to encourage policymakers to consider how we can better prevent fraud from occurring. We anticipate regulatory activity will intensify in 2024 and we will continue to work with industry, trade bodies and policymakers to support the appropriate regulation of the UK’s financial services industry.
ESG activity under the spotlight
What we have seen
Customers, governments, regulators and investors alike placed more scrutiny on ESG activities than ever before in 2023. Companies are expected to play their part in creating a sustainable and diverse operating environment, as more customers and investors make decisions based on ESG factors.
Our response and looking ahead
In 2023, we updated our climate strategy to better align with our parent Banco Santander. In the UK, we have provided over £13bn in green financing since 2020
(2025 target: £20bn), helping our customers reduce their carbon footprint. We continued to make strong progress against our financial empowerment ambition, having exceeded both 2025 financial empowerment and education targets. Internally, we continued to celebrate diversity and encourage our culture of belonging throughout 2023. Looking ahead, we will continue to evolve how we report on ESG matters. This involves updating our targets as we reach those set previously and improving disclosure. Our customers and people should expect to see benefits of Santander UK continuing to be a champion of sustainable and responsible banking in the UK.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 3
Our business model
We follow The Santander Way
Our aim
To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities
Our purpose
To help people and businesses prosper
Our how
Everything we do should be Simple, Personal and Fair
We create value for all
An engaged talented team
generates...
customer loyalty
leading to...
strong financial results for our shareholders
so we deliver...
support for our communities
which motivates...
an engaged talented team...
Santander UK
We provide financial products and services
Mortgages, consumer auto finance, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and growth-
focused support and services for companies
Our competitive advantage
Scaled and established bank in the UK - Scale in our core banking businesses combined with an innovative mindset
Part of a global banking group - Synergies received from Banco Santander’s operating model and technology
Strong balance sheet with a prudent approach to risk - High asset quality across all portfolios and capital metrics well above regulatory requirements
A talented and motivated team - A highly talented and engaged team, with the right skills in place to support our customers and transform the bank
Our strategic priorities
Focused on customer loyalty, improved efficiency and sustainable growth.
Customer centric & customer activity
Initiatives focused to better serve and engage our customers by leveraging technological and operations synergies from the global Banco Santander group, enabling access to financial services for our customers through several channels.
2023 progress: launched new digital current accounts (Edge & Edge Plus) and market leading easy access saver. For our corporate customers we launched
Santander Navigator to connect them with overseas markets.
Simplification, automation & digitalisation
We aim to reduce complexity, decrease friction and increase automation to streamline our products and processes. This is supported by becoming a ‘digital bank with a human touch’.
2023 progress: migrated our contact centre platform to the cloud. CCB adopted Banco Santander’s Gravity platform, an in-house digital cloud-native core banking system. Our retail banking customer pilot for ‘OneApp’ launched in the UK ahead of H124 migration.
Value creation & disciplined capital allocation
Focus on value creation for all (customers, employees, shareholders and communities) while managing risk and profitability and being disciplined with capital allocation.
2023 progress: strategic deleveraging of our balance sheet delivering record profits for our shareholders. We maintained significant headroom on regulatory capital requirements.
Sustainable & responsible banking
Initiatives aimed at helping our customers with their net zero transition and to help grow the number of people with the skills they need to thrive in the future.
2023 progress: completed a full review and update to our ESG operating model, which included a refreshed climate strategy and ongoing work to update our social strategy.
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
The key performance indicators of the Santander UK Group Holdings plc group can be found in its 2023 Annual Report, which does not form part of this report.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 4
Risk management overview
Top risks
We monitor our Top risks regularly at the Executive Risk Control Committee (ERCC) and Board Risk Committee (BRC).
Highlighted below are our Top risks in 2023 and associated management actions. Many of these risks are likely to remain in focus in 2024.
Inflationary & supply chain pressures
This is the risk facing our retail customers from cost of living increases and higher interest rates; and on our corporate customers from business cost increases and supply chain pressures along with remaining Covid-19 and Brexit related risk issues post pandemic and exit from the EU. We have taken actions to adjust affordability criteria in our lending decisions and increased our customer support capacity, whilst ensuring close and continuous monitoring of our credit portfolios.
To date our credit portfolio performance has remained relatively resilient, although we are seeing some signs of customer stress emerging, albeit from a relatively low base. We anticipate some further deterioration in credit metrics in 2024, as more customers refinance onto higher mortgage rates.
Building and maintaining capital strength
We saw sustained resilience in our Regulatory Capital in 2023, with the Common Equity Tier 1 ratio remaining significantly above the regulatory minimum.
Regulatory uncertainty remains the top capital risk for the bank. The UK implementation of Basel 3.1 is set for 1 July 2025, with a four and a half year transition period to full implementation by 1 January 2030, and will likely impact our regulatory capital requirements.
Climate change
We continue to progress our transition planning to set baselines and net zero pathways for our residential mortgage, auto loan, and commercial real estate portfolios. We are also progressing our Climate Internal Scenario Analysis programme. This is expected to deliver capability to meet regulatory climate stress test requirements, enhanced assessment of our risk exposures, further supporting targeting of our lending decisions and facilitating achievement of our net zero ambitions. Increasing disclosure requirements for climate change and broader ESG reporting required us to enhance our data strategy, which is reflected in our assessment of Data Management as a Top Risk. Supporting our customers is a key focus of our climate change plans along with managing related risks and reducing emissions in our operations.
Economic Crime
Financial crime is a high priority risk, and addressing it remains a key priority for us. In 2023, we further developed our compliance oversight and operations, and updated our policies and standards reflecting latest external requirements and best practice.
We also improved our operations and processes to respond to increasingly complex sanctions regimes, and introduced enhanced Customer Due Diligence processes and controls to support new business onboarding.
We considered the likely impact of government announcements on account closures. We only close accounts after a thorough review of all circumstances in line with legal and regulatory obligations and customer communication. Our Fraud losses were lower in 2023 compared to 2022, with design and implementation of new fraud prevention tools to complement our existing prevention and detection systems. Authorised Push Payment (APP) fraud remains the most significant single contributor to fraud losses. There are regulatory and consumer body considerations, with further PSR policy statements published in December 2023, which we are reviewing carefully for any further potential impacts. We are taking actions under our Fraud Transformation Programme to reduce losses and case volumes.
IT and Cybersecurity
The importance of IT risk management and control remains at the centre of our activities and we continue to progress a bank-wide programme to address increasing obsolescence, partly due to the fast pace of technological evolution. The programme is expected to deliver further risk reduction, over a three-year period, which we monitor closely.
We experienced no material data or cybersecurity incidents in 2023, although we responded to a number of third-party incidents. We continue to enhance our threat prevention controls, address IT obsolescence, and test our business area recovery plans against a range of scenarios. We continue to see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools and we expect this trend to remain. We continue to invest in the right skills and resources to manage data and cybersecurity risks, and constantly monitor cybersecurity threats, particularly with evolving and elevated risks in the geopolitical environment.
People
People risk continues to be impacted by changes in our operating models and execution of our business strategies. We continue to adapt and respond to these risks, including those associated with the phased relocation of our Head Office to Unity Place in Milton Keynes across 2023 and 2024. We saw improvements in the year including reductions in levels of wellbeing related absence, and a stabilisation of attrition rates. Our wellbeing and inclusion strategy focuses on helping colleagues through change and supports productivity. We continue to support hybrid working but focused our messaging on encouraging colleagues to attend regularly in the office. We also provide support in response to the impact of external economic factors on our colleagues.
Conduct and Regulatory
In 2023, we remained vigilant in taking a customer-focused approach in developing strategy, products, services and policies that support fair customer outcomes and market integrity. As part of this, we proactively contacted customers at risk of experiencing financial stress to support them. We are supporting business customers with payment difficulties rolling off government loan schemes. We are also evolving our Financial Support team and SME support by investing more in people and IT, and we continue to focus on ensuring good customer outcomes.
Managing complex change
We have a challenging change agenda including continued aspirations for transformation and growth and well-established change control processes, as well as a strong oversight framework and related risk-based prioritisation. We continued our transformation to simplify the bank, which includes digitalising processes and customer journeys, reducing costs, extending internal capabilities and ensuring a resilient operating model.
Data management
Data Management including data privacy remains a key focus for us, reflecting the importance of data in supporting our business plans and strategy, the rising cybersecurity threat landscape, and the importance of controls over personal data. We continue to monitor and manage data risk through enhanced governance structures and processes. Our Data Programme is progressing with clearly defined deliverables that will improve our ability to manage data and enhance our capabilities, in line with our Data Strategy.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 5
Third Party Risk Management (TPRM)
We rely extensively on third parties, both Banco Santander and external suppliers, for a range of goods and services. The heightened geopolitical environment puts an increased risk focus on supply chains. In 2023, we continue to progress work to enhance our controls and governance arrangements. We reassessed our highest risk suppliers against a revised set of criteria and implemented new metrics to monitor and manage our risk exposure. Our Procurement transformation also continues to operationalise our updated TPRM policies and processes.
Ring-Fencing
This was covered in 2023 as a Top Risk in our regular updates to ERCC and BRC. We focused on the continued refinement and enhancement of the quality and maturity of controls, and consideration of the HMT consultations on potential changes to the ring-fencing regime. We have removed this as a Top risk in 2024, given the progress we made in 2023.
Emerging risks
We monitor these risks using our Emerging risks radar and regularly provide updates to the ERCC and BRC.
Highlighted below are our emerging risks in 2023 and our associated management actions. Most of these risks are systemic issues which will likely also impact our peers and remain relevant in 2024.
Uncertain macroeconomic and geopolitical environment
These risks remain in our top areas of concern. UK political risks increased significantly in 2023, as the focus is drawn to an upcoming General Election. We monitor the political landscape closely, and our Public Affairs team provides specialist insights and analysis which we use to assess potential impacts on the bank.
Key areas of policy focus include: the fiscal position; spending policy approach and related markets (rates) and economic impacts; taxation (including bank specific related); climate-related policies (including Net Zero); bank regulation; and post Brexit trade relations with the EU.
2024 is also an election year in the US, and we will consider the potential impacts on the geopolitical environment from this that could arise. Broader considerations include conflicts in Ukraine and the Middle East, as well as the strengthening of political, trade and security ties between a number of developing nations with large and growing economies. These developments can have significant impacts on inflationary pressures, supply chains, and the cybersecurity threat environment.
Rapid technological change, customer behaviour, and Artificial Intelligence (AI)
Our overall approach to managing these risks reflects the continued acceleration of strong trends towards customer digital adoption via mobile and online banking.
Our commitment is to become a digital bank with a human touch, whilst also ensuring that we remain competitive in a market which is experiencing an increase in digital-led market challenger entrants.
We continue to focus on investment in our products to ensure we are meeting customers’ needs, with our OneApp mobile banking experience platform due for release in 2024. At the same time, we remain cognisant of cybersecurity, cloud technology and operational resilience issues which we take into account in our development strategy.
AI and associated risks and opportunities featured prominently in broader strategic business decisions across industries in 2023. Our strategy team formed a working group to co-ordinate a review of potential uses and touch-points of AI in the bank and other considerations such as governance, enterprise architecture, software implications and data usage.
Intense market competition
Against the backdrop of a highly competitive UK banking market, most large banks experienced either a reduction or slowdown in mortgage lending and in deposits, with customers able to select for value across a range of offerings. As well as taking a strategic decision to deleverage our mortgage portfolio, whilst maintaining prudent risk management, we continue to develop partnerships and invest in our products and offerings to attract and retain customers, leveraging
Banco Santander’s technology and support.
Demanding regulatory agenda
Like all UK banks, we will continue to face a demanding and complex regulatory agenda in 2024 and beyond focused on consumer outcomes, customer vulnerability, competition, and climate change. Our Compliance team continues to evaluate the evolving regulatory environment, and support the business in understanding and implementing regulatory change requirements. Many of these risks have, to a large degree, crystallised and we address them as part of our regular reporting across a range of risk types.
However, external developments are increasing the specific challenges being faced by banks in implementing climate change risk plans and fulfilling climate-
related commitments. Costs associated with the climate change agenda have risen significantly, at the same time as cost of living has become a key focal point.
Other external factors also remain uncertain and challenging including long-term UK government commitments, pace of technological developments, behavioural changes in society and business model transition risks.
These issues are likely to feature heavily in UK political debate in 2024 as part of the General Election. We are monitoring these external developments closely for any emerging reputational risks that could arise, either from failure to deliver our own climate-related plans, claims of ‘greenwashing’ or from a change in public perception of such initiatives given increased costs of implementation.
The FCA announced in January 2024 that it intends to use its s166 FSMA powers to review historical motor finance commission arrangements and sales across several firms. The review could imply some form of redress scheme, but the extent of our exposure under such a scheme remains uncertain at this stage. We are considering the immediate implications of the FCA announcement.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 6
Extended Government involvement in banking & markets
In 2023, we saw a continuation of this trend, with the Mortgage Charter and the focus on banks’ decisions with respect to customers savings rates. These types of initiatives create additional challenges and uncertainty for strategic plan forecasting and balance sheet management. UK political risks arising from the 2024 election could also have further impacts going forwards.
The issue of debanking which came to prominence in a high profile case in 2023, also highlighted the speed with which an emerging risk can crystallise into an operational and conduct event, as well as increased reputational risk and investor concerns.
It is paramount to us that customers have access to banking services and are treated fairly and transparently. Along with UK political risks, we also proactively monitor the potential for external interventions in the banking industry, and the likely impacts on the business, both regulatory and governmental.
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
We introduced crypto currency fraud controls, including limits applied for digital personal faster payments across telephone, branch and open banking channels.
Environmental and Social risks
Risks related to the environment have been increasing, including extreme weather conditions, bio-diversity loss, pollution, water and food crises, as well as the potential for new pandemics and diseases to emerge. There have also been mass-migration movements to Europe. These issues can impact business resilience either directly or indirectly. As a result, we have added this to our emerging risks.
The UK Government refreshed its National Risk Register in 2023, which also highlighted a number of these risks and others. Our business recovery teams run risk scenarios and develop response playbooks to test the bank’s resilience to a range of potential external events, which are refreshed regularly so that they remain relevant in the context of the current external threat landscape.
Eurozone/Sovereign Bank contagion
Energy and commodity price shocks have increased risks to post-pandemic growth and financial conditions in the Euro area and globally. Euro area sovereigns, corporates and households face higher interest rates and cost pressures that could test debt sustainability for more highly indebted entities.
The most relevant risks for Santander UK could be reflected in wider credit spreads which could increase wholesale funding costs. Credible funding plans and liability strategies to support our aspired business growth will be key, which are regularly reviewed and challenged at our Asset and Liability Committee (ALCO).
Financial overview
Development and performance of our business in 2023
Information on the development and performance of our business in the year is set out in the ‘Income statement review’ section of the Financial review.
Our position at 31 December 2023
Information on our position at the end of the year is set out in the ‘Balance sheet review’ section of the Financial review.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 7
Sustainability review
Our Sustainability and Responsible Banking (SRB) strategy aligns to Banco Santander’s and sets out Santander UK’s approach to tackling the key sustainability challenges, identified by our materiality assessment, while also supporting our core purpose to help people and businesses prosper. The SRB embeds
Environmental, Social, and Governance (ESG) considerations into our business strategy and culture. More information on each of these pillars is shown below.
Environment
At Santander UK, we recognise that climate change is one of the biggest challenges of our times. Through our updated climate change strategy, our goal is to support the UK in tackling climate change. We’ll do this through a four-pronged approach by: decarbonising our portfolios in line with the goals of the Paris
Agreement; supporting our customers in the green transition; reducing our own environmental impact; and embedding climate in risk management. We’re also fully committed to Banco Santander’s ambition to achieve net zero carbon emissions by 2050.
Streamlined Energy and Carbon Reporting (SECR)
We continue to monitor and evaluate our energy and carbon footprint in line with the Streamlined Energy and Carbon Reporting (SECR) regulation. In 2023, we used 92,907,880 kWh of energy, a 10% reduction against 2022 (102,882,982 kWh). This change was a result of significant reductions in our electricity and gas consumption. Our GHG emissions (market-based) were 5,299tCO2e compared to 5,895tCO2e in 2022. 'Market based' reflects the emissions from the renewable electricity purchased. Emissions per employee equate to 0.27 tCO2e, a decrease from 0.32 tCO2e in 2022. Santander UK’s emissions are calculated using the
UK Government Department for Energy Security and Net Zero (DESNZ) conversion factors. Our total Scope 1, 2 and 3 emissions for 2023 are as shown in the table below. The basis of reporting for our SECR data can be found in the Climate-related financial disclosures section of the Santander UK Group Holdings plc
Annual Report under Reducing our own environmental impact.
The amount of business travel continues to increase as we spend more time in our offices and branches post Covid-19. This resulted in greater Scope 3 emissions compared to 2022. However, the distance travelled, and resulting emissions, remain significantly lower than pre-pandemic levels. Despite this increase, total emissions reduced in 2023 because of reductions in gas and electricity consumption. This is largely due to the rationalisation across the head office estate, with the removal of several sites from the Santander Head Office Estate including Bootle and Newcastle, The old Milton Keynes sites were vacated in Q4 2023 with the opening of Unity Place.
The current refurbishments underway at Triton Square, which include replacing lower efficiency mechanical, electrical, and plumbing assets (pumps, passenger lifts, LED lighting, HVAC upgrades, air handling units, fan coil units) are still ongoing. Several floors of the site were completed in 2022/2023. In 2023, a further three head office sites also started refurbishments.
Across the retail estate upgrades to HVAC units have also been rolled out. Santander UK works with a specialist third party to monitor energy consumption across the estate, optimising energy use through improving controls. Santander UK’s environmental staff engagement initiative, Go Green, delivers a broad range of sustainability focused campaigns and initiatives to encourage colleagues to adopt sustainable behaviours as well as provide practical energy savings tips. All these measures contribute towards reducing Santander UK’s overall energy consumption.

	2023	2022	2021
Scope 1 tCO2e	2,814	4,512	6,074
Scope 2 tCO2e - Location-based	16,127	15,571	18,860
Scope 2 tCO2e - Market-based	0.34	0.40	-
Scope 3 tCO2e - business travel only[1]	2,485	1,383	289
Total (market-based)[1]	5,299	5,895	6,363
YoY (%)[1]	(10)%	(7)%	-
Total emissions per employee (tCO2e/	0.27	0.32	0.35
1.Employees that had left Santander UK or were temporarily absent during each reporting period for 2021-2023 had been excluded from Scope 3 business travel, but should have been included. For 2023 we have estimated this exclusion based on available data. We have made the assumption that the profile of employees and the nature of the travel has not materially changed in 2022 and 2021 and we have used the
2023 estimated uplift to restate 2022 and 2021 business travel. This estimation also impacts the Total CO2e emissions, CO2e emissions per employee, and year-on-year percentage for 2021-2023. Business travel for the excluded population will be reviewed as part of planned enhancements for future reporting periods.
Social
Our social agenda focuses on our customers, our communities, and our people. Education, employability, and entrepreneurship alongside financial inclusion, financial health, social mobility, and diversity and inclusion are essential to build our social impact ambitions. We are currently developing a new social strategy, which will launch in 2024. This brings together all of our initiatives that are designed to generate positive impact for our customers (with a particular focus on
Consumer Duty), our communities, and our people. As part of our community engagement, we also focus on empowering students through our Santander
Universities Programme, volunteering opportunities for our people, our charity partnership with Macmillan Cancer Support, and the Santander Foundation.
Governance
Robust governance ensures we get the basics right. High standards of ethics, conduct, and integrity sit at the foundation of all prosperous and equitable businesses and societies. They are also a clear priority in how customers choose their bank. Our commitment is to be a fair, transparent, and responsible bank.
At the heart of this is good customer outcomes and fair value. We deal with any form of fraud against our customers or other economic crime as a priority. We uphold the highest standards of governance, including applying the UK Corporate Governance Code. You can read more about our governance practices in the
Chair's Report on Corporate Governance and the Directors' Report.
Human Rights and Modern Slavery
Banco Santander's sustainability policy sets out its commitment to protect human rights. This policy takes into account the UN Guiding Principles on Business and
Human Rights and expresses Banco Santander’s opposition to forced labour and child exploitation. We adopted this policy for Santander UK, strengthening our commitment to tackling human rights.
Since the introduction of the Modern Slavery Act 2015, each year we also reviewed how we prevent modern slavery and human trafficking (MSHT) in our business and supply chain.
Our key focus areas, each of which we cover in our annual MSHT statements, are customer due diligence, collaboration and information sharing, risks associated with third-party suppliers, pension providers and employee training.
Fair pay and transparency
In 2023, we took further action to relieve cost of living pressures on our people. This included a one-time payment of £400 to all colleagues below senior leader level in February, separate to the 2023 annual pay review. We continue to check that salary reviews and changes to reward policies do not have an adverse impact on any employee groups. We are transparent about pay and benefits and are proud to have been an accredited Real Living Wage employer since 2015.
We voluntarily publish our Ethnicity Pay Gap in our annual Everyday Inclusion and Pay Gap Report. We also voluntarily disclose our CEO pay ratio in the
Remuneration Implementation Report in this Annual Report.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 8
Stakeholder voice
The Boards of the Company and Santander UK Group Holdings plc (the Boards) have identified our customers, employees, regulators, communities and investors as our key stakeholder groups on the basis of their importance in ensuring the continuing success of Santander UK. While not a stakeholder in the strictest sense, we also take into account our impact on the environment and climate given its criticality to life and business in general.
Balancing the interests of these stakeholder groups alongside the interests of Santander UK is key to ensuring that we operate as a sustainable, responsible and profitable business, and we therefore seek to ensure that this is embedded in our strategy. To support the Boards and their Committees in their considerations, in
2023 the Corporate Governance team refreshed the training on how to write good board papers, offering it to all members of management who prepare board papers. The training, a video of which has also been made available to management online, includes a specific focus on the directors' duties arising from s172 and how management's preparation of their papers plays a key role in ensuring that the Directors can discharge their responsibilities in a fully informed manner.
In 2023, the Boards continued to spend time, inside and outside of formal meetings, engaging with stakeholders and discussing their interests, including visiting branches, contact centres and offices around the UK to better understand the needs of our customers, employees and communities. Each Director meets with our principal regulators, the PRA and FCA, on a periodic basis to understand their views, and they also attend our Board meetings from time to time. The Board meets regularly with members of management and the directors of Banco Santander SA, the Company’s shareholder, and in February 2023, the Board held a full meeting cycle in Madrid to strengthen relations and encourage collaboration.

Consumer Duty

Stakeholders considered	Customers, Employees, Regulators

Background
In creating the Consumer Duty (the Duty), the FCA challenged firms to not only raise the bar in terms of the minimum standard of outcomes and value expected for their customers', but to also achieve a cultural shift to ensure consistent delivery of those outcomes.

How the Board approached it
As required by the FCA, the Board approved the Consumer Duty implementation plan and appointed Nicky Morgan, independent Non-executive Director and Santander UK plc RBC Chair, as Consumer Duty Champion in October 2022. Since then, the RBC has overseen our implementation and compliance with the Duty on a holistic basis, with the aim of ensuring that our employees are appropriately empowered to put our customers at the heart of everything we do, that Santander UK is therefore able to ensure good customer outcomes, and that our regulatory relationships remain strong.

Outcome
Culture is a key element of the Duty and we have satisfied ourselves that our strategy and employee value proposition (including our purpose and behaviours) are aligned to the spirit of the Duty and fully embedded across the business. The Directors’ individual employee engagement programmes have allowed us to assure ourselves, firsthand, that our employees have our customers at the heart of their decision making, and that they feel proud to do
so. The results of our employee engagement survey, which are reported to the RBC quarterly, also support this conclusion.
In July 2023, we formally assessed the delivery of the first phase of the Duty, in line with the deadline set by the FCA. In preparation for this, we held a workshop during which management gave examples of how they had approached the implementation of the Duty, including the Fair Value Assessment process, the findings of the reviews they had completed and the proposed actions arising from them. As a result of management’s thorough approach, we were able to agree that Santander UK is on track to meet the requirements of the Duty.

Sustainability and Responsible Banking
Banco Santander has set out commitments to be a net zero bank by 2050. We are implementing the recommendations of the Task Force on Climate-related
Financial Disclosures (TCFD), and taking action to meet the expectations set by the PRA, BoE and FCA. This requires wide-ranging collaboration both within the bank and externally to develop the tools and methodologies needed. As such, we adopted a unified approach across the Santander UK Group Holdings plc group and therefore present TCFD disclosures on that basis in the Santander UK Group Holdings plc Annual Report.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 9

Financial review	Contents

	Income statement review	11
	Summarised Consolidated Income Statement	11
	Balance sheet review	12
	Customer balances	12
	Summary segmental information	12
	Segmental analysis	12

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 10
Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT

	2023	2022
	£m	£m
Net interest income	4,658	4,425
Non-interest income(1)	438	531
Total operating income	5,096	4,956
Operating expenses before credit impairment charges, provisions and charges	(2,456)	(2,343)
Credit impairment charges	(205)	(320)
Provisions for other liabilities and charges	(335)	(419)
Total operating credit impairment charges, provisions and charges	(540)	(739)
Profit from continuing operations before tax	2,100	1,874
Tax on profit from continuing operations	(559)	(480)
Profit from continuing operations after tax	1,541	1,394
Profit after tax	1,541	1,394

Attributable to:
Equity holders of the parent	1,541	1,394
Profit after tax	1,541	1,394
A more detailed Consolidated Income Statement is contained in the Consolidated Financial Statements.
2023 compared to 2022
Profit before tax up 12%.
–Net interest income up 5% largely due to the impact of higher base rates alongside active balance sheet management including disciplined deposit pricing.
–Non-interest income down 18%, largely due to lower fees volume, as well as unrealised gains in 2022 which were not repeated.
–Operating expenses before credit impairment charges, provisions and charges up 5% as inflationary pressures on costs were only partially offset by ongoing savings from the transformation programme which began in 2019 as well as cost management discipline.
–Credit impairment charges down 36% reflecting an improved macroeconomic outlook in Q423, which benefited ECL despite a modest increase in arrears and
Stage 3 ratio.
–Provisions for other liabilities and charges down 20% as the 2022 FCA fine related to historical shortcomings in our AML controls was not repeated this year.
Fraud losses were also lower in 2023.
–Tax on profit increased by £79m, largely due to higher profits and an increase in underlying tax rates. This was partially offset by a reduction in the Bank
Corporation Tax Surcharge rate.
Please refer to the Financial review section of our Annual Report on Form 20-F for the year ended 31 December 2022 for a comparative discussion of 2022 financial results compared to 2021.
1.Comprises ‘Net fee and commission income’ and ‘Other operating income’.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 11
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
Sheet is set out in the Risk review.
Consolidated

	2023	2022
	£bn	£bn
Customer loans	203.1	215.7
Other assets	72.3	69.5
Total assets	275.4	285.2
Customer deposits	187.4	189.9
Total wholesale funding	55.6	62.9
Other liabilities	17.8	18.0
Total liabilities	260.8	270.8
Shareholders' equity	14.6	14.4
Total liabilities and equity	275.4	285.2
Further analysis of credit risk on customer loans is set out in the Credit risk section of the Risk review.
2023 compared to 2022
–Our structural hedge position decreased, with £106.0bn at 31 December 2023 (2022: £108.0bn), and a duration of 2.4 years (2022: 2.5 years).
–The balance on the structural hedge fell in 2023 reflecting lower non-rate sensitive liabilities. The overall contribution to income has, however, increased as maturities were replaced with higher yielding assets offsetting the lower balance. Going forward, we expect the overall contribution of the structural hedge to continue to increase.
Summary segmental information
SEGMENTAL ANALYSIS

	Customer loans	Customer deposits	RWA	Profit/(loss) before tax
2023	£bn	£bn	£bn	£m
Retail & Business Banking	180.0	158.3		1,703
Consumer Finance	5.2	—		174
Corporate & Commercial Banking(1)	17.9	24.1		570
Corporate Centre	—	5.0		(347)
Total	203.1	187.4	67.8	2,100

2022	£bn	£bn	£bn	£m
Retail & Business Banking	191.8	161.8		1,542
Consumer Finance	5.4	—		198
Corporate & Commercial Banking(1)	18.5	24.8		345
Corporate Centre	—	3.3		(211)
Total	215.7	189.9	70.1	1,874
(1)CCB customer loans included £4.6bn of CRE loans (2022: £4.5bn).
Retail & Business Banking
–Lower lending with reduced mortgage balance alongside a reduction in customer deposits. Profitability increased significantly as a result of balance sheet optimisation and increases in base rate with disciplined deposit pricing.
Consumer Finance
–Lower lending than 2022, as a decision was made to exit from two small business streams, with a focus on value and capital generation.
Corporate and Commercial Banking
–Delivered strong financial performance in 2023 with client growth, balance sheet management and higher profitability with the impact of higher base rates.
Focus on clients' international needs, connecting 1,500 companies to our global network to support their international growth in 2023.
Corporate Centre
–The impact of unrealised gains in 2022 which were not repeated contributed to higher loss before tax.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 12
This page left intentionally blank.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 13

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 14

Santander UK plc Board

Board Nomination & Governance Committee	Board Risk Committee	Board Audit Committee	Board Responsible Banking Committee	Board Remuneration Committee

Executive level committees

Due to the overlap in Board membership, the Santander UK Group Holdings plc and Santander UK plc Board and Board Committees meet substantively simultaneously. As such, this report details the governance arrangements, practices and activities of both Santander UK Group Holdings plc's and Santander
UK plc's Boards (the Boards) and Board Committees. The Santander UK plc Board and Board Committees also met independently from the Santander UK
Group Holdings plc Board and Board Committees twice in 2023.

Board changes in 2023

1 June	31 August	1 September	27 September	30 September	15 December
Michelle Hinchliffe and José María Roldán appointed	Antonio Simoes resigned	Pedro Castro e Almeida appointed	Duke Dayal resigned	Chris Jones resigned	Annemarie Durbin resigned*
*Santander UK plc only

Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code 2018 (the Code) sets out the framework for premium listed companies in the UK. Although the Company does not have premium listed shares on the London Stock Exchange, compliance with the Code is appropriate for a Company of our size and systemic importance to the
UK economy. This Governance section details how the Company has applied and complied with the principles and provisions of the Code. Any principles and provisions of the Code that are not complied with are explained in the Directors’ Report.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Governance at a glance

Annual Report 2023	Santander UK plc 15
Our Board and governance structure
Maintaining high standards of corporate
governance is an essential element to ensure the
long-term sustainable success of the Company. In
addition to the Code (the standard against which
we measure ourselves), we also have internal
governance practices and rules, principally:
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
–The Corporate Governance Framework (CGF),
which is designed to assist the Boards of
Directors in discharging their responsibilities and
ensuring an appropriate degree of delegation
throughout the Santander UK group.
We review the CGF regularly to confirm that
governance arrangements remain effective and
appropriate. The corporate governance structure is
supported by the internal control and risk
management systems. An important principle,
applied throughout the CGF, is that delegation of
executive authority is to individual office holders,
who may delegate aspects of their authority to
others, as appropriate. Executive level committees
have been established to support individuals in
discharging their responsibilities.
Santander UK group structure and ring-
fencing governance arrangements
The substantive business of the Santander UK
group continues to be conducted by Santander UK
plc, our principal ring-fenced bank (RFB). Ring-
fenced banks operate within governance rules
defined and overseen by the PRA who granted
Santander UK plc certain ring-fencing governance
rule modifications, recognising our ownership
structure and chosen ring-fencing business model.
With effect from 1 January 2024, the PRA
approved a number of revisions to our ring-fencing
rule modifications which simplify our governance
arrangements, including the ability to have
common Santander UK Group Holdings plc and
Santander UK plc Board and Board Committee
memberships, subject to various safeguards. As
such, Mark Lewis, Dirk Marzluf and Nicky Morgan
were appointed to the Board of Santander UK
Group Holdings plc, with a number of changes to
Board Committee composition to ensure complete
alignment with Santander UK plc. One of the
safeguards agreed is that if a conflict matter (as
defined by the PRA) were to arise between the two
companies, three INEDs holding PRA senior
management functions (SMF) will have veto rights
on Board decisions. These three SMF INEDs are
Nicky Morgan, Mark Lewis and Ed Giera. Nicky
Morgan will chair the RFB Board meeting in the
event of a conflict matter decision.
The role and responsibilities of the Board
The Boards are collectively responsible for
promoting the success of Santander UK for the
benefit of its stakeholders, taking into account the
likely impact of our decisions in the long-term, as
well as balancing the interests of our other
stakeholders and our contribution to wider society.
The key decisions and matters reserved for the
Boards' approval, such as the long-term strategy
and priorities, are set out in the CGF. A copy of the
Schedule of Matters Reserved for the Board is also
available on our website at aboutsantander.co.uk,
which does not form part of this Annual Report.
As Chair, I have overall responsibility for the
leadership of the Boards and for ensuring their
effectiveness in all aspects of operation. These
responsibilities are formalised in the CGF. The
composition of the Boards helps to ensure that no
one individual or small group of individuals
dominates the Boards' decision-making. The
diversity of skills, experience and background on
the Boards enables them to provide constructive
challenge and strategic guidance and to offer
specialist advice.
There is a clear division of responsibilities between
the leadership of the Boards and the executive
leadership of the business. The responsibilities of
the Chair, CEO, SID and Non-Executive Directors
(NEDs) are agreed by the Boards and set out in
separate role statements as part of our CGF and
are available on our website at
aboutsantander.co.uk, which does not form part of
this Annual Report. The Boards are also supported
by their Committees, who make decisions and
recommendations on specific responsibilities
delegated to them. This enables the Boards to
spend a greater proportion of their time on
strategic, forward-looking matters.
Board Committees
The Committees play an essential role in
supporting the Boards, giving focused oversight of
key areas and aspects of the business. Their roles
and responsibilities are set out in their Terms of
Reference which are available at
aboutsantander.co.uk and which do not form part
of this Annual Report. The Terms of Reference are
regularly reviewed by each Committee to make
sure they remain appropriate. Cross-Committee
memberships provide visibility and awareness of
matters relevant across the Committees.
Each Committee is chaired by and comprised of
only Independent Non-Executive Directors
(INEDs), with the exception of the Board
Nomination & Governance and Board Risk
Committees, which have one member who is a
Banco Santander group appointed Non-Executive
Director (GNED). Having assessed committee
membership in light of the Code recommendations
we are satisfied that the Committees will continue
to be able to discharge their duties effectively and
efficiently.
How governance contributes to the delivery of
our strategy
Our governance arrangements contribute to the
development and delivery of our strategy in various
ways, including by promoting accountability and
responsibility, and ensuring information flows and
independent insight from the NEDs.
All Directors are collectively responsible for the
success of the Company. The NEDs exercise
objective judgement in respect of Board decisions,
and scrutinise and challenge management
constructively. They also have responsibilities
concerning the integrity of financial information,
internal controls and risk management.
As a Board, we are responsible for ensuring that
the business is purpose-led and that our decision
making and activities reflect our core purpose to
help people and businesses prosper. We do this by
overseeing and developing our strategy and
policies, including risk and corporate governance
arrangements, monitoring progress towards
meeting our objectives and reviewing the
implementation of them by the CEO and his wider
executive management team. In 2023, we
refreshed our Strategic Blueprint, which defines
our future direction, and sets out our 'why', our
'what', and our 'how', all underpinned by a set of
clear strategic goals. The Board is accountable to
our shareholders for the proper conduct of the
business and seeks to represent the interests of all
stakeholders.
The Boards identified the following key
stakeholders: Customers, Employees, Regulators,
Communities and Investors. More information on
how the Boards balance the interests of these
stakeholders can be found in our Stakeholder
Voice statement in the Strategic Report.
Culture and hearing the views of the
workforce at the Board
The Boards recognise the importance of culture as
a mechanism to support the long-term sustainable
success of the companies. The Boards are
responsible for setting and overseeing our culture,
as well as monitoring progress on its development,
which comes to life through our core values of
simple, personal and fair.
Our Code of Conduct contributes to our culture,
setting out how we should act and behave towards
everyone we encounter through our work. It sits
alongside our Strategic Blueprint, which outlines
the importance of our TEAMS behaviours - Think
Customer, Embrace Change, Act Now, Move
Together and Speak Up. The Code of Conduct
reinforces these elements to come together to
drive our culture and maintain the standards that
underpin it. All new colleagues are required to
complete training on the Code of Conduct and
annual refresher training is required for all
colleagues.
Our employees are a key stakeholder, central to
the delivery of our strategy, and the Boards are
committed to ensuring continuous engagement
with them to create a culture of inclusivity and
belonging and, a healthy working environment.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance

Annual Report 2023	Santander UK plc 16
Throughout the year, the Board received feedback
from colleagues via a number of mechanisms
including reports from Peakon employee voice
surveys, considering matters such as future ways
of working and wellbeing. Directors also engaged
with colleagues directly, participating in employee
listening forums, management forums and
development workshops. These activities were led
by the designated workforce NED (Lisa Fretwell
succeeding Annemarie Durbin in this role on 1
March 2023) who also had regular meetings with
the Chief People Officer and Head of Culture and
Experience to discuss results and emerging
themes from the employee voice surveys. These
activities help to ensure that the views of the
workforce are made known to the Board and that
workforce policies and practices are consistent
with the Company's values, supporting its long-
term sustainable success.
Board membership
At 31 December 2023, the Board of Santander UK
Group Holdings plc consisted of the Chair
(independent on appointment), four INEDs, one
Executive Director (ED) and two GNEDs. The
Santander UK plc Board, at 31 December 2023,
consisted of the Chair (independent on
appointment), six INEDs, one ED and three
GNEDs. As a result of revisions made to our ring-
fencing governance rule modifications, from 1
January 2024 the membership of the Board and
Board Committees of Santander UK Group
Holdings plc are now fully aligned with those of
Santander UK plc. The Boards currently consist of
the Chair (independent on appointment), six
INEDs, one ED and three GNEDs. Angel
Santodomingo will be appointed as an ED once
regulatory approval has been received.
Biographies of the Directors are included in the
Shareholder information section. The letters of
appointment for INEDs and GNEDs are available
at the Company’s registered office and at the
Annual General Meeting.
Through the Board Nomination & Governance
Committees, we make sure there is the right mix of
individuals on the Boards, giving an appropriate
balance of knowledge, skills, experience and
perspectives. Our aim to ensure orderly
succession for Board positions is supported by
continuous and proactive processes. We take into
account our strategic priorities and the main trends
and factors affecting the sustainability and success
of the business. We oversee and regularly review
the development of a diverse pipeline for
succession.
In 2023, we appointed Angel Santodomingo as
incoming CFO (subject to regulatory approval)
following Duke Dayal's departure and welcomed
Michelle Hinchliffe, Jose Maria Roldan and Pedro
Castro e Almeida as NEDs. Antonio Simoes, Chris
Jones and Annemarie Durbin resigned as NEDs
during the year, and I'd like to thank them all for
their commitment and invaluable contributions
during their time on the Boards.
All aspects of diversity form part of our Board
succession planning process.
Board meetings in 2023
We held 11 Board meetings in 2023. Meetings of
the Company were held concurrently with
Santander UK Group Holdings plc. The Santander
UK plc Board and Board Committees also met
independently from the Santander UK Group
Holdings plc Board and Board Committees twice in
2023.
Regular updates are provided to the Boards by
me, each of the Committee Chairs, the CEO, CFO
and CRO. I also held a number of meetings with
the NEDs without the EDs present. We have a
comprehensive and continuous agenda setting
and escalation process to ensure the Boards have
the right information at the right time and in the
right format to enable the Directors to make the
right decisions. As Chair, I lead the process,
assisted by the CEO and Company Secretary, and
this ensures enough time is set aside for strategic
discussions and business critical items. Together
with the Committee Chairs, we ensure Board and
Committee meetings are structured to facilitate
open discussion, debate and challenge. The NEDs
also receive regular updates from management to
give context to current issues.
Board activities
I, together with the CEO and Company Secretary,
and supported by the Directors and senior
management, make sure that the Boards have an
appropriate schedule for the year. This is focused
on the opportunities to drive growth and profitability
of the business, transformation to support the
future success of the business, business
performance and risk management, customer
experience and outcomes and remaining apprised
of the external operating environment. It includes
the Company's digital strategy, ensuring the
Company is run in a responsible and sustainable
way in the interests of its stakeholders, and
ensuring that the Company’s culture is aligned with
its purpose, values, and strategy.
The Boards ensure regular contact with
management and colleagues through several
means. These include inviting relevant business
and function heads to present to the Board or its
Committees on latest developments; supporting
senior management development plans by
welcoming them as observers; scheduling regular
meetings for Committee Chairs with relevant
senior managers; site visits by NEDs; and topical
or technical workshops. Senior leaders are also
available to the NEDs for advice and support.
The Boards regularly monitor progress against the
strategic priorities and performance targets of the
business, and in 2023, once again held a separate
Board Strategy Day. This ensures that our strategy
remains consistent with that of the wider Banco
Santander group and presentations considered the
current macro environment, the ambition for the
Company over a five-year time horizon, customer
sentiment, evolving our value proposition, and
opportunities to further grow the business. The day
concluded with a presentation by the CEO on
potential investments and the financial impact,
recognising the trade-off between returns and
market share/revenue growth.
Alignment with Banco Santander group strategy is
also strengthened by holding one board cycle in
Madrid each year, providing the Boards with
opportunities to interact with executives and the
senior management of Banco Santander SA.
In 2023, the Boards and Board Committees
participated in workshops to consider important
topics in depth and to engage with key
stakeholders. These are listed in the table overleaf.
To ensure the most effective use of the time at
Board meetings, in addition to the delegation of
certain responsibilities to the Board Committees,
held informal discussions with Board members.
More details of the Board activities in 2023 are set
out on the next page.
Succession Planning
The Board Nomination & Governance Committees
are responsible for ensuring plans are in place for
orderly succession to both Board and senior
management positions and oversees the
development of a diverse pipeline for succession.
Effective succession planning supports the
Company in delivering on its strategic objectives by
ensuring we have the right balance of skills and
experience on the Board, Board Committees and
in senior management roles taking into account
current and anticipated future business needs.
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
so that they are fully comfortable with their role on
the Board and to enable them to contribute to the
long-term success of the Company.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK plc 17
Summary of Board activities in 2023
The Board aims to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole, as set out in the Stakeholder Voice statement in the Strategic report. Activities in 2023 included:

Theme	Action taken by the Board and outcomes	Stakeholders considered
Business and Customer Strategy
–As part of the Board Strategy Day, reviewed our customer strategy and proposition across the Retail & Business
Banking and Corporate & Commercial Banking businesses. The Board considered management’s proposed Initiatives to drive revenue growth and enhance the customer proposition and experience across these business segments.
–Reviewed and approved the goals and metrics to measure the delivery of the Strategic Blueprint.
–Considered reports on the external competitor environment, M&A activity, and market trends.
–Reviewed, challenged, and approved the 3-year business plan (2024-2026) and the annual budget, including assumptions underpinning the plan.
–Given the rapidly evolving macroeconomic environment throughout the year, particularly in respect of interest and inflation rates, adjusted strategies as necessary to support a resilient and sustainable operating environment and associated risk assessments.
–Conducted a deep dive into Fraud identification and management focusing on those initiatives which would have the most impact in minimising fraud related loss for our customers and Santander UK.
–Discussed Management’s proposed IT and Digital Strategy and the roadmap of initiatives to enhance these enablers.
–Board members also visited the Financial Crime and Financial Support Centres of Excellence in Bradford to gain deeper insight into financial crime risk mitigation and initiatives to provide support to our customers experiencing hardship.
Customers Investors Employees
Transformatio n including leveraging Banco Santander scale
–Reviewed initiatives and opportunities to collaborate and leverage resources and capability across the Europe region and the Banco Santander group, including the Banco Santander group-wide transformation agenda (One
Transformation) and the implications of the Banco Santander group’s new operating model structured across five global business lines.
–Received regular reports on progress with driving operational efficiencies through the Transforming for Success programme and management’s revised approach to strategic change management and investment prioritisation.
–Board members participated in workshops covering agile work practices, cybersecurity risk management, and artificial intelligence.
Customers Investors Employees
Regulation, Balance Sheet and Capital
–Reviewed, challenged, and approved the ICAAP, ILAAP, adequacy and effectiveness of stress-testing and capital management, AT1 payments and ordinary and preference share dividend payments in line with PRA guidance. The
Board followed the methodology set out in the Board-approved Surplus Capital Allocation Framework to determine the assessment and utilisation of surplus capital.
–Approved the Resolvability Assessment Framework Self-Assessment for submission to the Bank of England, and
Santander UK plc's Recovery Plan for submission to Banco Santander as part of its Banco Santander group-wide submission to the European Central Bank.
–Considered the future regulatory landscape and implications, including confirmation that the Company was on track to meet the first phase of the Consumer Duty regulation for new and existing products. Considered regular reports from the General Counsel on legislative developments and other legal matters in progress.
–Board members also participated in workshops on Asset and Liability management and the evolution of the IFRS 9 approach and supporting models.
–
Customers Investors Regulators
Risk and control
–Received regular enterprise wide risk updates from the CRO, together with updates on specific risks, such as third-party outsourcing, IT, data management, financial crime compliance, fraud, climate change and inflation. The Board closely monitored overall operational risk given the ongoing execution of the extensive transformation agenda.
–Considered financial crime, including oversight of programmes to accelerate controls enhancement and regulatory engagement, back book remediation, and the progress made to return the Company to Board Risk Appetite on a sustainable basis. The Board also approved the Anti Money Laundering and Counter Terrorist Policy as part of its annual review.
–Approved the Company’s Risk Appetite Statement as part of the annual review. The Board subsequently approved changes to three financial crime risk indicators, fraud risk appetite metrics, and material outsourcing risk appetite.
–Approved the Risk Framework as part of the annual review.
–Received annual reports on whistleblowing.
–Reviewed and approved relevant submissions related to the Operational Resilience Programme.
–Received regular reports on recovery and resolution including conducting a fire drill exercise.
Customers Employees Regulators

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK plc 18

Theme	Action taken by the Board and outcomes	Stakeholders considered
People and Culture
–Received reports on various people matters including the Company’s HR Operating model, talent management and succession planning and gender pay gap.
–Conducted a deep dive on culture to agree the desired culture for the organisation to support the execution of the
Strategic Blueprint which informed the development of the Culture Strategy. In addition to reports from the Board
Responsible Banking Committee (RBC) on delivery of the culture strategy, the Board participated in several informal activities to assess the culture and sentiment of employee cohorts including our Young Leaders.
–Considered colleagues' ways of working and opportunities to optimise the real estate portfolio.
–Considered succession planning across all key control, support functions and business functions.
–Approved the Diversity and Inclusion Strategy on recommendation from the RBC.
–Board members also participated in a workshop to define our Employee Value Proposition.
Customers Employees
Governance and Responsible Banking
–Approved four appointments to the Board to succeed Group, Executive and Independent Directors who had stepped down from the Board. Approved common membership across the Santander UK Group Holdings plc and Santander UK plc Boards upon receipt of the PRA’s approval of the Company’s ring-fencing governance submission.
–Reviewed, challenged, and approved the 2022 Annual Report.
–Received regular verbal updates of Board Committee activity from their respective Committee Chairs.
–Approved a revised Banco Santander Subsidiary Governance Model.
–Approved the recommendations and resulting action plan for the 2023 internally facilitated Board evaluation.
–Approved the Company’s climate strategy and transition plan on recommendation of the RBC.
–Approved the Modern Slavery report and updated the Employee Code of Conduct.
–Board members also participated in workshops delivered to the RBC to discuss the specific elements of the Company’s approach to comply with the Consumer Duty.
–Board members attended the Chairman’s annual event where the Company’s education programme for 2024 was launched.
Communities Regulators Climate

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK plc 19
Board and Board Committee attendance
The Directors’ attendance at the Board and Board Committee meetings held in the year is set out below. Board and Board Committee meetings are generally held concurrently with Santander UK Group Holdings plc, with business specific to each company identified and recorded as appropriate, reflecting the decisions taken by the Board or Board Committee of the relevant entity.

		Board		Board Audit Committee		Board Nomination & Governance Committee (i)		Board Remuneration Committee (ii)		Board Responsible Banking Committee		Board Risk Committee
		Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc
Chair	William Vereker	8/8	3/3	-	-	6/6	2/2	-	-	-	-	-	-
Independent Non- Executive Directors	Annemarie Durbin*	8/8	2/3	11/11	-	6/6	2/2	6/6	3/3	9/9	-	7/7	1/2
	Lisa Fretwell	8/8	3/3	11/11	-	-	-	2/2	1/1	9/9	-	7/7	2/2
	Ed Giera	8/8	3/3	11/11	-	6/6	2/2	6/6	2/3	9/9	-	7/7	2/2
	Michelle Hinchliffe*	5/5	2/2	7/7	-	2/2	1/1	-	-	5/5	-	4/4	1/1
	Chris Jones*	6/6	1/1	8/8	-	-	-	4/4	2/2	9/9	-	5/5	2/2
	Mark Lewis	8/8	3/3	11/11	-	-	-	6/6	3/3	9/9	-	7/7	2/2
	Nicky Morgan	8/8	3/3	10/11	-	2/2	1/1	-	-	8/9	-	7/7	2/2
	Jose Maria Roldan*	5/5	2/2	-	-	-	-	-	-	9/9	-	4/4	1/1
Banco Santander Group nominated Non-Executive Directors	Pedro Castro e Almeida*	3/3	1/2	-	-	-	-	-	-	-	-	-	-
	Dirk Marzluf	8/8	2/3	-	-	-	-	-	-	-	-	-	-
	Antonio Simoes*	5/5	1/1	-	-	-	-	-	-	-	-	-	-
	Pamela Walkden	8/8	3/3	-	-	6/6	2/2	-	-	-	-	7/7	2/2
Executive Directors	Mike Regnier	8/8	3/3	-		-		-		-		-
	Duke Dayal*	6/6	1/1	-		-		-		-		-

*
For dates of Board appointments or resignations during the year, see the timeline on the Governance at a glance page. Appointments to, or resignations from, the relevant Board Committees were aligned to these dates unless stated otherwise.

(i)	Michelle Hinchliffe and Nicky Morgan joined the Board Nomination & Governance Committee on 1 October 2023.
(ii)	Lisa Fretwell joined the Board Remuneration Committee on 1 October 2023.
Monitoring independence
The Board Nomination & Governance Committees
monitor whether there are relationships or
circumstances which may affect a Director's
independence, and have concluded that all NEDs
are independent in character and judgement. I, as
Chair, was independent on appointment when
assessed against the circumstances set out in
Provision 10 of the Code. No INEDs have a
material relationship with the Company nor receive
additional remuneration to Directors' fees. In
addition, no INEDs serve as directors of any
external companies or affiliates in which any other
Director is also a director.
Monitoring Director interests, time
commitment, and fees
The Board Nomination & Governance Committees
are responsible for oversight of conflicts of interest.
Each Director has a duty under the Companies Act
2006 to avoid a situation in which they have or
may have, a direct or indirect interest that conflicts,
or may conflict, with the interests of the Company.
This duty is in addition to the existing duty
Directors owe to the Company to disclose to the
Board any interest in a transaction or arrangement
under consideration by the Company.
In 2023, the Board Nomination & Governance
Committees continued to review the time
commitment and Directors' potential conflicts of
interest to ensure that any such conflicts are
managed appropriately and in compliance with
CRD IV and ring-fencing requirements. In
accordance with Provision 15 of the Code,
Directors are required to seek prior approval from
the Board before taking up external appointments.
External appointments are disclosed to the Board,
before appointment, with an indication of time
commitment expected. All Directors continue to
devote sufficient time to their roles at the Company.
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
During the year, the CEO and I reviewed the level
of fees paid to INEDs for Board and Board
Committee chair and membership. In doing so, we
considered whether INED fees were at an
appropriate level, having regard to factors including
the associated time commitments for INEDs and
benchmarking against peers. In light of this,
increases to the INED base fee, both the Board
Audit and Board Risk Committee Chair and
member fees, and both the Board Remuneration
and Board Responsible Banking Committee
member fees were approved. The Board
Remuneration Committee also approved an
increase to the Chair fee. For more, see the
Remuneration Implementation Report.
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
General Meeting and any Director may offer
themselves for re-election by members. For more,
see the Directors’ report.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK plc 20
Board and Committee effectiveness
The annual evaluation, which is typically facilitated externally at least once every three years, highlights areas of further development to enable the Boards to continuously improve their performance. I, with the support of the Board Nomination & Governance Committees, lead the Board in considering and responding to the annual review of the Board and Committees' effectiveness, including the performance of individual Directors. The Board Nomination & Governance
Committees also review the progress made on the areas of improvement identified. An update on the findings identified in the 2022 evaluation is set out below.
Progress against 2022 evaluation findings

Opportunities for improvement	Update on actions
Oversight of ESG and Responsible Banking
The RBC assist the Boards with their strategic ambition for Santander UK to be a sustainable, customer centric and responsible bank. Andrew Wilson, Director of Communications and Responsible Banking, is now responsible for overseeing the coordination of materials into the RBC and the execution of the climate change strategy.

Agenda planning, Board time and Board materials
Agendas have been refined to focus on fewer items. Matters proposed for discussion are routinely challenged by the
Corporate Governance Office to ensure that the Boards' and Board Committees’ time is spent on the most material and strategic matters which fall within their remit. Board paper templates and guidance were updated and targeted training to further improve Board paper writing was delivered by the Corporate Governance Office.

Board Committee composition
The Board Nomination & Governance Committees reviewed the composition of the Board Committees with a number of committee membership changes subsequently approved by the Boards to ensure knowledge was spread among Directors while meeting regulatory requirements.

Emerging market themes and competitor benchmarking
One of the key areas of focus at the 2023 Board Strategy Day was customer strategy and proposition. The Boards also received a competitor update in September, providing insights into peer performance, strategic investment and M&A activity.
Regular updates have been scheduled throughout 2024.

Strengthening our alignment with the Banco Santander group
Regular Board and individual Director visits to Madrid, including one scheduled Board cycle of meetings each year, plus attendance at UK meetings of Banco Santander group directors as appropriate, have strengthened relationships with the
Banco Santander group.

In 2023, I asked the Company Secretary to undertake an internally facilitated review of the effectiveness of the Boards and Board Committees (the Review). The
process included the completion of various questionnaires, covering the Boards and each Board Committee, issued by Lintstock, an independent service provider with no other connection to the Company or any individual Directors. The questionnaires focused on a number of key areas: Board composition; stakeholder oversight; Board dynamics; focus of meetings; strategic oversight; risk oversight; succession planning and people oversight; Board Committees; Board support and priorities for change. Overall, the Review concluded that the Board and all Committees continue to operate effectively and are rated highly. The key strengths identified were the relationships between the Board and its Committees, the relationship between the NEDs and the CEO and the annual cycle of work.
The Review also identified some opportunities for improvement, set out in the table below. The Boards fully considered the recommendations from the internal evaluation and agreed an action plan which will be regularly reviewed by the Board Nomination & Governance Committees in 2024.
As part of the Review, I also conducted individual Directors’ assessments. Each Director completed a questionnaire to reflect on their performance, their relationships with other Board members and identify any areas of development, which we then discussed privately. I am satisfied with the performance of all Board members. Ed Giera, as Senior Independent Director, also undertook an assessment of my performance as Chair, seeking feedback from each Director which was then discussed at a meeting without me present.
In accordance with the Corporate Governance Code, it is anticipated that in 2024 an external review will be undertaken.
2023 evaluation findings

Opportunities for improvement	Commentary and actions
Improving Board-level information
Although there has been an improvement in the length of the Board packs and the timeliness in which they are provided, and although the length of packs is in line with the financial services’ benchmark, the length of the Board packs still create a challenge for Directors to adequately review the materials in the time available. The Forward-Looking Agendas for the Boards and the
Committees will continue to be reviewed to check that items are not presented more often than they need to be. The Board
Schedule of Matters Reserved will also be revised so that a more appropriate materiality/significance threshold is applied to ensure the Board’s time is maximised on matters of strategic relevance. The Corporate Governance Office will continue to hold training sessions and provide guidance on Board paper writing and presentations.

Forward leaning strategic topics for the board agenda
Feedback showed that the Boards would welcome more updates on strategic topics such as customer strategy and sentiment, market outlook and competitor environment, and external perspectives including digitisation and innovation. These topics will be addressed through Board updates, workshops or sessions with external speakers across 2024.

Managing Board transition and roles
There were a number of changes to Board composition in the year and ensuring each new Board member settles into their role quickly has been acknowledged as a priority. At management level, succession planning of key positions, particularly at Executive
Committee level, should focus on potential internal successors and the effectiveness of Santander UK’s talent management processes. Induction plans, ongoing training requirements and succession planning are already key areas of focus for the Board
Nomination & Governance Committees and this will continue in 2024.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK plc 21
Summary of Board Committee activities in 2023
Our Board Committees conduct their business concurrently with the Santander UK Group Holdings plc Board Committees to ensure alignment of practices, policies and procedures. The following reports detail the governance arrangements, practices and activities of both committees. More information can be found in each of the Board Committee Chair's Reports in the Santander UK Group Holdings plc 2023 Annual Report, which does not form part of this Annual Report.
Board Nomination & Governance Committee

Committee responsibilities
Lead the process for Board and Board Committee appointments and oversee succession planning for the Board and senior management positions.
Oversee the evaluation of the performance and composition of the Board and Board Committees.
Monitor the governance arrangements for Santander UK and make appropriate recommendations to the Board to ensure that those arrangements remain adequate.

Committee members At 29 February 2024
William Vereker (Chair)
Ed Giera
Michelle Hinchliffe
Mark Lewis*
Nicky Morgan
Pamela Walkden
*Joined on 1 January 2024
Key activities in the year
Succession planning
The Committees oversee a formal, rigorous and
transparent process to identify, nominate and
recommend candidates for appointment to the
Board, and consider and approve senior
management positions.
Part of this process is to ensure there are
succession plans in place for Board, the CEO and
key management positions encompassing internal
and external candidates, and that there is a skills,
experiences and diversity matrix which maps each
Director's attributes against those which are most
relevant for the Board, taking into account the
future strategic direction of the Company and its
needs. As well as tracking the Board's strengths,
this matrix is used to identify gaps in its desired
collective skills profile. For all key Santander UK
senior management positions the Committees
coordinate with the Banco Santander group to
ensure that there are suitable candidates ‘Ready
Now’, ‘Ready in 1-3 years’ and ‘Future Ready’.
While appointments are based on the merit of the
individual candidates and objective criteria, we also
aim to promote diversity in its broadest sense. This
complements and strengthens the overall Board
and its Committees' skills, knowledge and
experience. Any appointments also take account of
all legal and regulatory requirements.
In 2023, a significant proportion of the Committees'
time was devoted to search and selection
processes and the implementation of our
succession plans due to:
–the retirement of Chris Jones (Chair of the Board
Audit Committee) after nine years on the Boards,
–the forthcoming retirement of Ed Giera (Senior
Independent Director, Chair of the Board Risk
Committee), who will have served for nine years
in late 2024,
–the resignation of Duke Dayal as CFO with effect
from October 2023,
–the earlier than planned retirement of Annemarie
Durbin (Chair of the Board Remuneration
Committee and the Senior Ring-fencing Director)
with effect from December 2023.
Hedley May and Spencer Stuart, external search
consultants with whom the Company and
individual Directors have no other relationship,
were engaged to assist with the search and
selection process to identify two new NEDs who
could serve as the Chairs of the Board Audit and
Risk Committees respectively.
For each appointment, the Committees agreed the
personal attributes including cultural fit, and ability
to lead and manage change which were desirable
for the role together with the skills and experience
which were needed. A database of potential
candidates was created in line with our Board
Diversity and Inclusion Policy.
A longlist of those felt to be most suitable for
consideration was prepared and considered by the
Committees as a whole before a shortlist was
drawn up with candidates invited to interview with
me and other Board members. During both
processes, the Boards were regularly informed on
progress. Following detailed feedback from these
interviews the Committees then selected which
individuals should progress to interviews with key
Banco Santander individuals. This led to Michelle
Hinchliffe being recommended by the Committee
as the preferred candidate to succeed Chris Jones
as Chair of the Board Audit Committee, which was
subsequently approved by the Boards.
During this selection process, José María Roldán
was also identified as an individual who would
bring strength to the Boards, particularly due to his
banking experience across Europe. As such, the
Committees recommended his appointment to the
Boards. The search for a candidate for the Board
Risk Committee Chair role is ongoing.
Both an internal and external search was
conducted for Duke Dayal's successor as CFO
and ED, with the process taking into consideration
the established succession plan as well as the
depth of talent across Santander UK and the
Banco Santander group. An external exercise to
review the UK market for potential candidates was
completed in parallel. The short-listed internal and
external candidates were initially interviewed by
me, the CEO, Michelle Hinchliffe and the Chief
People Officer with further input from key Banco
Santander group individuals and members of the
Executive Committee. Following this appointment
process, Angel Santodomingo was identified as
the preferred candidate given his skill set,
experience with the role and familiarity with the
Banco Santander group and was recommended
for approval by the Committees to their respective
Boards.
Also in the year, Antonio Simoes, one of our
GNEDs stepped down and was succeeded by
Pedro Castro e Almeida. An external search was
not performed as this is a Banco Santander
nominated position drawn from the pool of internal
Banco Santander executives. In accordance with
our UK Group Framework, the INED members of
the Committees and the Board have a reasonable
veto right over the appointments of GNEDs.
Following a review of his skills and experience, the
Committees recommended the appointment of
Pedro Castro e Almeida to the Boards.
The Committee also considered who would
succeed Annemarie Durbin as Chair of the Board
Remuneration Committee (RemCo). It was agreed
that appointing Mark Lewis, an existing member of
the RemCo, would ensure the incoming Chair had
an in-depth understanding of both the business
and RemCo matters, supporting a seamless
transition.
The Committees also reviewed the composition of
each of the Board Committees, recommending a
number of changes to committee membership in
the year.
In addition to Board level appointments, the
Committees oversaw and approved changes to
Executive Committee membership and other
management key position holders in 2023. Andrew
Wilson was appointed as Director of Corporate
Communications and Responsible Banking on
1 March 2023. Alison Webdale was promoted to
Chief Compliance Officer, joining the Executive
Committee on 14 June 2023. Reza Attar-Zadeh
and Tracie Pearce left in the year.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK plc 22
Promoting diversity and inclusion
We believe that our success is integrally linked to
the diverse composition of our people and the
promotion of an inclusive culture. The basis of this
premise applies to our Boards and Board
Committees as much as it does to any other area
of our organisation. Diverse views, combined with
inclusion, encourages the sharing of a wide range
of perspectives and ideas alongside challenging
and raising concerns. As a Board, we approve the
Santander UK Diversity, Equity and Inclusion
strategy and monitor its progress through our
Board Responsible Banking Committees, holding
management to account for promoting diversity
and inclusion to see a healthy working culture and
positive outcomes in risk management, good
conduct, innovation and delivering good customer
outcomes. Progress against this can be found in
our 2023 Diversity, Equity & Inclusion and Pay Gap
Report, which does not form part of this Annual
Report.
We recognise that a diverse and inclusive Board
should result in more effective and prudent
decision-making and risk management. We want a
Board that reflects a combination of diversity in its
broadest sense, embracing different perspectives
and dynamics through demographic diversity and
diversity of experience to foster diversity of
thought, valuing the input of every Director. Due
regard is given to this when identifying and
selecting candidates for Board appointments and
is considered through Board succession planning.
Our Board Diversity and Inclusion Policy sets out
the aspirational targets we've set for achieving
Board diversity. The Boards aim to maintain at
least two female members and have 40% female
representation by 2025. At 31 December 2023,
38% of the Board of Santander UK Group
Holdings plc and 36% of the Board of Santander
UK plc were female. We also aim to maintain at
least one member from an ethnic minority
background, which due to the changes in Board
composition in 2023, we do not currently meet. We
do however remain committed to these targets and
the Boards and the Committees will continue to
challenge external search consultants where
necessary, ensuring that diversity is always
considered when drawing up candidate shortlists
balanced against the need for specific skills and
experience.
At 31 December 2023, 25% of Executive
Committee members were female, 35% of our
Leadership Group (the level below the Executive
Committee) were female and 41% of our senior
manager population (mid to senior manager roles)
were female.
Board Risk Committee

Committee responsibilities
Advise the Board on the Enterprise Wide Risk profile, Risk Appetite and strategy.
Provide advice, oversight and challenge to embed and maintain a supportive risk culture.
Review the Risk Framework and recommend it to the Board for approval.
Review and approve the key risk type and risk activity frameworks in the Risk Framework.
Review the capability in the organisation to identify and manage new risks and risk types.
Review risks and issues escalated by the CRO, and their associated action plans.
Oversee and challenge the day-to-day risk management, oversight and adherence to risk frameworks and policies.
Oversee the adequacy of governance arrangements.

Committee members At 29 February 2024
Ed Giera (Chair)
Lisa Fretwell
Michelle Hinchliffe
Mark Lewis
Nicky Morgan
Jose Maria Roldan
Pamela Walkden
Key activities in the year
The Committee undertook a thorough assessment
of the Company's emerging and top risks,
including financial, operational, and compliance
controls. Our top risks and emerging risks are
discussed in the Risk Review section of this report.
The process for identifying, evaluating, and
managing the Company's emerging and top risks
is integrated into the overall risk governance
framework. Regularly, the Committee reviews and
discusses a consolidated enterprise wide risk
report to ensure that they are satisfied with the
overall risk profile, risk accountabilities, and
mitigating measures.
Board Audit Committee

Committee responsibilities
Oversight of the integrity of the financial
statements of the Company and any formal
announcements relating to its financial
performance, including underlying significant
financial reporting judgements and estimates.

Oversight of internal financial control effectiveness.
Oversight of the relationship with our external
auditors including their independence and
objectivity, audit scope and effectiveness of the
audit process in respect of their statutory audit of
the annual financial statements.

Oversight of the Internal Audit function.
Oversight of Recovery and Resolution planning
Oversight of Whistleblowing arrangements.

Committee members At 29 February 2024
Michelle Hinchliffe (Chair)
Ed Giera
Lisa Fretwell
Nicky Morgan
Mark Lewis
Key activities in the year
Internal Audit
–Considered the 2024 Audit Plan and annual
report for recommendation to the Board.
–Monitored progress against the 2023 Audit Plan.
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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK plc 23
In 2023, we focused on the following significant
reporting matters in relation to financial accounting
and disclosures:
Credit impairment charges
–Noted the challenges in applying management
judgements on IFRS 9 ECL provisioning given
the cost of living crisis and higher base rate
environment. Concurred with management's
judgement on the level of impairment charges.
Monitored governance and progress on the
implementation of new ECL models which are
due to go live in H124.
Provisions and Contingent Liabilities
–Continued to scrutinise the level and adequacy
of customer remediation, litigation and other
regulatory provisions. Reviewed the risks related
to historical Motor Finance commissions
arrangements and concurred with
management's assessment that it was not yet
probable that a legal obligation had been met to
recognise a provision.
Defined benefit pension schemes
–Reviewed management's approach to illiquid
assets valuation, including the proposal to
continue to use the unaudited flash valuations
provided by our private equity advisors.
Goodwill
–Reviewed the outcome of management’s annual
impairment assessments for goodwill and
agreed that no impairment should be recognised
in 2023.
Other Areas
–Reviewed results of the reviews of cybersecurity
risk and controls performed by the Internal Audit
function.
Oversight of external auditors
External Auditors
PwC were appointed in 2016 and their
independence was considered and monitored
throughout the year. We were satisfied that PwC
continued to meet the independence requirements.
Ian Godsmark has been lead audit engagement
partner since June 2022.
A Banco Santander group wide external audit
tender will be undertaken in the first half of 2024 for
the appointment of financial years 2026, 2027 and
2028. The Committee will oversee the process
locally with selected candidate firms and will be
focusing on audit quality and expertise to ensure
high quality audit standards are retained. A
recommendation will be made for the preferred
firm to Banco Santander based on a robust review
of the selected firms’ proposals.
Based on a formalised assessment, the
Committee satisfied itself as to the rigour and
quality of PwC’s audit process.
Non-audit fees
We have a robust policy on non-audit services
provided by our external auditors. Non-audit
services were under continuous review throughout
2023 to determine that they were permitted by
reference to their nature, assessing potential
threats and safeguards to auditor independence as
well as the overall ratio of audit to non-audit fees.
All assignments require advance approval, either
by the Chair (or in their absence their alternate),
under delegated authority for amounts under
£250,000 plus VAT or, if larger, by the Committee.
This process is in addition to the requirement for all
non-audit fees to be approved by the Banco
Santander Audit Committee.
Internal Audit
The Committee has approved the Internal Audit
Charter and receives regular updates on the
quality assurance, capabilities and capacity of the
Internal Audit function to ensure its operational
effectiveness and adequate independence.
Relevant changes in the organisational structure of
the Internal Audit function were also presented to
and discussed by the Committee. This is
supplemented by regular interactions between the
Chief Internal Auditor and the Committee Chair.
We also receive feedback on interactions between
Internal Audit, management and our external
auditors.
An External Quality Assessment (EQA), as
required every five years, was undertaken by
Deloitte in the first half of the year.  The objective of
the EQA was to evaluate conformance of the
Internal Audit function with the Institute of Internal
Auditors (IIA) International Professional Practices
Framework which includes the IIA Standards and
Code of Ethics. Deloitte concluded that Internal
Audit is operating as a mature function compared
to its peers and 'Generally Conforms' with the IIA
Standards which is the highest rating attainable.
Whistleblowing
The Committee oversees Santander UK's
whistleblowing arrangements including continuous
refinement of our processes to align with evolving
best practice. Santander UK recognises the
importance of creating an environment where
colleagues feel safe and able to Speak Up.
Speaking Up is a core behaviour at Santander UK
and there are a number of ways colleagues can do
this, including raising a concern via Santander
UK's Whistleblowing arrangements.
The Disclosure Committee reports on whether the
Annual Report is fair, balanced, and
understandable and whether it provides the
information necessary for readers to assess
Santander UK's position and performance,
business model and strategy.
Board Responsible Banking Committee

Committee responsibilities
Support management in shaping, driving and
delivering the responsible banking agenda of
the business across a broad spectrum of areas
including customers, culture, diversity and
inclusion, conduct, communities and climate
change and the environment (the Board Risk
Committee is responsible for overseeing the
risks associated with climate change).

Committee members At 29 February 2024
Nicky Morgan (Chair)
Lisa Fretwell
Ed Giera
Michelle Hinchliffe
Mark Lewis
Jose Maria Roldan
Board Remuneration Committee

Committee responsibilities
Overseeing the implementation of remuneration policy, including approving individual remuneration packages and the bonus framework and outcomes for EDs and other senior executives
Approving the framework for identifying Material Risk Takers (MRTs) and overseeing their remuneration arrangements
Reviewing the remuneration arrangements for all colleagues

Committee members At 29 February 2024
Mark Lewis (Chair)
Lisa Fretwell
Ed Giera
Details of the structure of our remuneration
arrangements and the activities of the Board
Remuneration Committee in the year are provided
in the Remuneration Policy and Implementation
Reports.
William Vereker
Chair
29 February 2024

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Annual Report 2023	Santander UK plc 24
Basis of preparation
This report has been prepared on behalf of the
Board by the Board Remuneration Committee. We
comply with the statutory reporting obligations for
large private companies. We applied the UK
Corporate Governance Code 2018 (the Code) and
complied with the Provisions other than where
stated in the Directors' Report. Several voluntary
remuneration disclosures are also presented in this
report.
Remuneration policy for Executive Directors
(EDs)
Our remuneration policy, which applies to EDs, is
below. Remuneration is structured in two elements:
fixed and variable pay. Fixed pay is set at market
competitive levels appropriate for the role. Variable
pay rewards the delivery of internal financial
targets, key strategic priorities and individual
performance, and is subject to risk adjustment.
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
–the skills required, the role responsibilities and the market value of both;
–the requirement for base salaries to be set at a level that avoids inappropriate risk taking;
–base salary increases for other employees; and
–market conditions.

Pension arrangements	–To provide a discrete element of the package to contribute towards retirement.	–EDs receive a cash allowance in lieu of pension, at 9% of salary. This aligns to the wider workforce average.
Other benefits	–To offer a competitive package and to support employee wellbeing.
–Including: private medical insurance for EDs and their dependants, life assurance, health screening, and relocation allowances where relevant.
–Access to Santander UK’s share schemes on the same terms as other employees.

Variable pay	Principle and description	Policy
Variable pay plans
–The Variable Pay Plan motivates EDs to
achieve and exceed annual internal targets
within Santander UK’s Risk Appetite and
aligned with our strategy and values.
–Multi-year deferral and delivery in Banco
Santander SA shares or share options aligns
EDs’ interests to the long-term interests of
Santander UK. Further performance testing
applies for the CEO.
–Part of the award is deferred according to
the requirements of the PRA Rulebook.
–The long-term Transformation Incentive Plan
is a one-off plan which recognises the
collective achievement of key financial and
non-financial targets associated with the
bank's transformation.
–The long-term PagoNxt Incentive Plan
recognises the contribution of employees
critical to the success of PagoNxt, one of
Banco Santander's strategic priorities.

–Bonus awards under the Variable Pay Plan are discretionary and determined by performance against a scorecard of financial and non-
financial goals, as well as individual performance.
–40% of any bonus awarded is paid upfront after the performance year-
ends, and delivered at least half in shares or share options
–60% of the bonus awarded is deferred and delivered in equal tranches over years three to seven, with each tranche delivered at least half in shares or share options.
–For the CEO, the first three of five deferred award tranches are subject to further performance testing which may reduce or increase the payout.
–The Transformation Incentive Plan is based on performance assessed over a three year period with further deferral and delivery in cash and share-
linked awards in line with regulatory requirements.
–Awards under the PagoNxt Incentive Plan are made part in restricted share units of PagoNxt and part in premium priced options of PagoNxt, and vest in line with regulatory requirements.
–Shares or share instruments are subject to a minimum one-year retention period following vesting.
–Malus and clawback can be applied to variable pay for up to ten years following the grant of an award.
–The structure of variable pay awards means EDs acquire a meaningful shareholding in Banco Santander SA which may extend for a significant period post-employment. In addition, the CEO is subject to a Shareholding
Policy, which aligns long-term interests with Banco Santander shareholders.
The requirement under the policy is set at two times the incumbent’s net salary on appointment. A formal post-employment shareholding requirement is therefore not in place.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report

Annual Report 2023	Santander UK plc 25
Our remuneration policy continues to meet
regulatory requirements. Santander UK applies a
2:1 variable to fixed pay cap in line with approvals
granted to Banco Santander SA by its
shareholders. For control function roles, a lower
ratio of 1:1 is normally applied.
Executive remuneration policies
and principles
Our core values of Simple, Personal and Fair drive
our remuneration policy. We focus on delivering a
framework that is easy to understand, tailored to
individual roles, competitive and fair.
The key drivers of our Remuneration Policy
Alignment to culture
–To design policies aligned to our long-term
success, which support the delivery of our
strategy and reinforce our values.
–To base variable pay on a balanced scorecard
of quantitative and qualitative metrics across
Customers, Shareholders and Responsible
Banking. This aligns to Santander UK’s strategic
priorities, with a focus on good customer
outcomes, simplification, improved efficiency
and sustainable growth.
Simplicity
–To ensure our approach to remuneration is
transparent and easily understood.
–To operate clear structures so our employees
can link their contribution to the success of the
organisation.
Risk
–A consistent approach to reward for all our
employees upholds our prudent approach to
Risk Appetite set as part of a Santander UK-
wide framework. Risk adjustment takes place at
an individual and collective level.
–To provide a package that is balanced between
fixed and variable pay, and short-term and long-
term horizons, which promotes prudent risk
management.
–To ensure remuneration complies with
applicable regulations and legislation.
Fairness
–To take into account an assessment of the EDs'
performance against goals set at the start of the
year, which cover financial, non-financial,
quantitative and qualitative criteria.
–To set robust and stretching targets and reward
exceptional performance.
–To attract, retain and motivate employees of the
highest calibre by providing total remuneration
which reflects individual and Company
performance, is competitive, and reflects the
responsibilities of the role.
–To consider wider employee pay and conditions
when determining Executive pay.
Clarity
–The Committee reviews remuneration reporting
on an annual basis against best practice and
developments in corporate governance,
including the Code. Our reporting is designed to
be transparent, whilst reflective of our structure.
Predictability
–The Committee annually reviews variable pay
levels for certain individuals and the basis of the
bonus pool calculation. Due to commercial
sensitivity, bonus opportunities and targets are
not disclosed as per the provisions of the Code.
Directors’ remuneration is within the variable
pay cap as approved by Banco Santander SA
shareholders and set out above.
On recruitment
When appointing a new ED, base salary is set at a
market competitive level appropriate for the role,
taking into consideration a range of factors
including role responsibilities, internal and external
peer groups, and experience.
Unless determined otherwise, new EDs receive a
pension allowance of 9% of salary, aligned to the
wider workforce average. Benefits will typically be
aligned to the wider employee population.
Remuneration will be established in line with the
Remuneration Policy, as set out in the table on the
previous page.
Relocation support and international mobility
benefits may also be given. Relocation assistance
will normally be a capped amount for a limited
time. In cases of international mobility, the
Committee will have discretion to offer benefits and
pension provisions which reflect home country
market practice and align to relevant legislation.
Buy-out awards
Compensation may be provided to EDs who forfeit
awards on leaving their previous employer. The
Committee retains discretion to make such
compensation as deemed appropriate to secure
the relevant individual’s employment and will
ensure any such payments align with both the
long-term interests of Santander UK and the
regulatory framework.
Such payments will be in line with the awards
foregone on leaving the previous employer taking
into account value, form of awards, vesting dates
and the extent to which performance conditions
applied to the original awards.
Service agreements
The key terms and conditions of employment are
set out in individual service agreements. These
agreements include a notice period of six months
from both the ED and the Company.
The agreement reserves a right for the Company
to terminate employment immediately with a
payment in lieu equal to the ED's fixed pay for the
notice period. In the event of termination for gross
misconduct, neither notice nor payment in lieu of
notice is required.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued

Annual Report 2023	Santander UK plc 26
Termination payments
The remuneration impact of an ED leaving the
Company, including treatment of variable pay and/
or any termination payment will reflect the terms of
the service agreements, relevant scheme rules,
regulatory requirements and the Committee’s
policy relevant to the reason for leaving.
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
Risk and Performance adjustment
We continue to meet the regulatory requirements
in respect of risk and performance adjustment. All
variable remuneration can be adjusted for current
and future risks through our Additional Risk
Adjustment Standard which is linked to our Board
approved Risk Appetite.
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
We have an NYSE-compliant policy in place which
enables variable remuneration to be recovered
from Executive Officers in the case of an
accounting restatement that would have impacted
that remuneration.
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
The Committee seeks input from the Chair of the
Board, Chair of the Board Risk Committee, Chair
of the Board Audit Committee, Chief Risk Officer,
Chief Compliance Officer, Chief People Officer and
Chief Internal Auditor when determining whether
any performance or risk adjustments are required.
Policy for all employees
Our performance and reward approach across the
Company supports our business strategy, rewards
strong performance and reinforces our values
within our risk management framework. The
general principles of the Remuneration Policy
broadly apply across all colleagues where
appropriate. They are designed to attract, retain,
motivate and drive performance.
The structure of remuneration packages for EDs is
aligned with the broader colleague population,
comprising salary, benefits, pension provision and
discretionary variable pay dependent on role and
responsibility.
The Committee annually approves the operation of
variable reward schemes (as well as share
schemes) for all our colleagues to ensure they
reward appropriate behaviour and do not
incentivise activities which are outside risk
appetite.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued

Annual Report 2023	Santander UK plc 27
Introduction
This section of the report outlines how our
Remuneration Policy was implemented for 2023.
Variable Pay Plan
The Committee reviews and approves
remuneration governance and frameworks
annually. This ensures continued compliance with
the relevant regulatory rules, including those for
ring-fencing.
To incentivise and reward EDs for achieving
superior and sustained performance, our Directors
participate in an annual variable incentive plan. A
balance of financial and non-financial performance
metrics are selected annually by the Committee
and are aligned with our strategy as measured
over the financial year.  Multi-year deferral and
delivery in Banco Santander SA shares and share
options ensure that EDs’ interests are aligned to
the long-term interests of the business. Further
long-term performance testing also applies for the
CEO.
Both upfront and deferred awards are made at
least half in shares or share options. The deferred
element is delivered over seven years. For the
CEO only, the first three tranches of deferred
awards are subject to further performance testing
against long-term metrics. Awards delivered in
shares or share options are subject to an additional
one-year retention period from the point of delivery.
The 2023 Variable Pay Plan pool was determined
based on a series of stages as follows:
Quantitative assessment
A quantitative assessment against a balanced
scorecard of financial and non-financial metrics
that are key to our strategy. Performance metrics
are reviewed annually to ensure continued
alignment with strategy and, for 2023 the
scorecard included:
–Customers (Net Promoter Score, Active
Customers and Total Customers)
–Shareholders (ROTE and Capital Generation)
–Sustainability and Responsible Banking
(Climate Strategy Transition Plan, Employee
Engagement, Diversity and Inclusion).
A profit underpin applies, requiring Profit after Tax
to remain positive in order to pay any award, with a
reduced pool should profit reduce substantially
from the prior year.
Relative Performance
A Relative Performance Modifier applies, which
assesses our performance against a range of
metrics as compared to our closest peers.
Qualitative assessment
A qualitative assessment adds context to the
quantitative assessment and ensures a balanced
view of performance is taken. Performance is
assessed across compliance, risk management,
network collaboration and responsible banking.
Banco Santander Group Multiplier
The Committee has the discretion to adjust the
pool upwards or downwards to reflect overall
Banco Santander performance, if appropriate.
Regional Adjustment
A Regional Adjustment reflects the UK's
contribution to performance of the Banco
Santander group's European Region.
Exceptional Adjustment
Exceptional adjustments allow for unexpected
factors or additional internal targets not covered by
the quantitative or qualitative assessments to be
reflected in variable pay outcomes.
UK-focused risk adjustment
This provides both a formula-based assessment
against our Risk Appetite and an additional
qualitative overlay. Consideration is given to risk
appetite breaches including, but not limited to:
customers, conduct, operational, reputational and
financial crime risk. This can result in downward
adjustment of up to 100% of the pool or individual
awards at the discretion of the Committee.
Individual assessment
The allocation of the pool is based on an
individual's performance, taking into account a
range of factors. Performance is assessed against
the delivery of priorities (the 'What'), the behaviours
shown in delivering those priorities (the 'How'), and
also Risk.
Deferred long-term awards
Performance testing applies to a portion of the
deferred awards for the CEO. This applies to the
first three deferred tranches of the 2023 award
(36% of the total award) which are payable in
2027, 2028 and 2029. Performance is measured
over a three-year period 2024 to 2026.
The performance measures for 2023 awards are
relative TSR, ROTE and ESG metrics. Following
the performance assessment, the level of awards
will be adjusted accordingly. The assessment
could reduce or increase the overall value of the
deferred awards.
Transformation Incentive Plan
This is a one-off long-term incentive plan which
was designed to recognise the achievement of
financial targets and an enhanced customer
experience, whilst maintaining appropriate conduct
controls and risk management, over the course of
our transformation period.
Awards under the plan were assessed over the
period 1 January 2021 to 31 December 2023.
Awards were granted half in cash and half in
share-based units (linked to the Banco Santander
SA share price), and will vest in accordance with
regulatory requirements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report

Annual Report 2023	Santander UK plc 28
2023 Business Performance and Impact
on Remuneration
During 2023 our focus has been on supporting our
customers through the higher cost of living and
increased interest rates. We have continued to
offer the right products and services, underlining
our commitment to Consumer Duty.
Despite the difficult backdrop, our prudent
approach to risk and the hard work of everyone at
Santander UK delivered a strong set of results for
2023. Strong profit performance was driven by
higher base interest rates and prudent balance
sheet management. Our multi-year transformation
programme concluded with a £794m reduction in
costs.
The Committee acknowledged this strong financial
performance, alongside the experience of our
customers, our employees and our communities,
in determining variable pay awards for the 2023
performance year.
Context for decision making
The Committee ensures that pay policies and
practices for employees across Santander UK are
taken into account when setting policy for
executive remuneration. The Committee reviews
trends across Santander UK group, including the
outcome of any pay negotiations with our
recognised trade unions. It considers the
relationship between executive remuneration and
that of other Santander UK group employees, as
well as remuneration in the wider UK market, when
making decisions on executive pay.
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
The Committee always considers the broader
stakeholder environment when setting policy or
reaching decisions on executive pay.

Executive Directors’ remuneration Total remuneration of each ED for the years ended 31 December 2023 and 2022.

	Mike Regnier (4)		Duke Dayal (5)
	2023	2022	2023	2022
	£000	£000	£000	£000
Salary and fees	1,500	1,123	740	1,000
Taxable benefits (1)	3	2	16	522
Pension	135	101	67	88
Total fixed pay	1,638	1,226	823	1,610
Bonus (paid and deferred) (2)	1,003	1,139	—	1,901
Long-term incentive plan (3)	669	—	—	—
Total variable pay	1,672	1,139	—	1,901
Total remuneration	3,310	2,365	823	3,511

(1)
Taxable benefits for the Executive Directors comprise a range of benefits including, but not limited to, private health care. Included in the 2022 figure for Duke Dayal is a relocation allowance of £500,000.

(2)
Effective 2022, 36% of the Chief Executive Officer's Variable Pay Plan award is subject to long-term performance metrics assessed over three years, which can increase the value of this element by up to
125% or decrease the award to 0%.  No other executive will be subject to long-term performance metrics. The value of the current Chief Executive Officer's 2023 Variable Pay Plan awards not subject to performance conditions, i.e. 64%, is disclosed above.  The value subject to further performance conditions (currently £563,967) will be disclosed at the close of the performance period upon vesting.

(3)
The Long Term Incentive Plan value represents the value of awards made under the Transformation Incentive Plan, following the testing of the Plan's performance conditions. The value of awards made in share-linked instruments has been calculated with reference to Banco Santander’s share price over the final three months of the 2023 year. Nathan Bostock, former Chief Executive Officer, received an award with a value of £553,545.

(4)
Mike Regnier was appointed as Chief Executive Officer on 1 April 2022. Upon appointment, Mike was awarded guaranteed variable remuneration of £660,648 to compensate for remuneration foregone from his previous employer.  This has not been included in the Total Remuneration value above.

(5)
Duke Dayal stepped down as a Board Director on 25 September 2023.  The figures above reflect remuneration received whilst serving as a Board Director. All outstanding awards lapsed on cessation of employment.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Annual Report 2023	Santander UK plc 29
Stakeholder views
During 2023, Santander UK continued to engage
with key stakeholders on remuneration related
matters including its main regulators, the PRA and
FCA.
Regular engagement takes place with our
shareholders to align remuneration across the
Banco Santander group, while meeting all local
regulatory requirements. The outcome of these
discussions drives our bonus pool construct.
Lisa Fretwell, a member of the Committee,
succeeded Annemarie Durbin on 1 March 2023 as
the designated NED with responsibility to further
enhance the employee voice in the boardroom on
matters associated with organisational culture.
Frequent colleague pulse surveys were conducted
throughout 2023. The 'Your Voice' function has
enabled colleagues to share thoughts and ideas
frequently and anonymously all year round, giving
an immediate gauge of employee sentiment.
Additionally, we discuss business performance and
reward matters with union representatives during
the annual pay review cycle and on a frequent
basis throughout the year.
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
The CEO's pay mix is weighted more heavily
towards variable pay to incentivise the
achievement of stretching internal targets and
long-term value creation. This can lead to greater
variability in total remuneration. In contrast, the
typical pay mix of our less senior colleagues places
more emphasis on fixed pay, to offer security and
certainty, and to meet our commitment to
colleagues' financial wellbeing.
Changes in the ratio are therefore influenced by
the differences in remuneration structure, rather
than an increase in pay disparity. The ratio has
decreased from 84:1 in 2022 to 75:1 in 2023. The
reduction in pay ratio is mainly due to an increase
in average total remuneration amongst all
employees. In assessing the pay ratio, the
Committee is confident that the Company's policy
on remuneration is fair and consistent with our all-
employee pay policies.
Advice and support provided to the
Committee
As permitted by its Terms of Reference, the
Committee has engaged the advice and support of
Deloitte LLP (Deloitte) as independent
remuneration consultants at the expense of the
Company. Total fees (excluding VAT) for advice
and support provided to the Committee in 2023
were £121,150 (2022: £176,600). Deloitte was
initially appointed as Adviser to the Committee
following a formal tender process conducted in
2015 and was reappointed after a further tender
process in 2022.
In 2023, Deloitte also provided unrelated tax,
advisory, risk, assurance and consulting services
to Santander UK.
Deloitte's independence and effectiveness as the
Committee adviser is reviewed annually. The
Committee is satisfied that the Deloitte
engagement partner and team that provides
remuneration advice to the Committee do not have
connections with Santander UK that may impair
their independence. Deloitte is a founding member
of the Remuneration Consultants Group and
voluntarily operates under the Code of Conduct in
relation to executive remuneration consulting in the
UK.
By Committee invitation, the Chair, CEO and
designated representatives from business
functions attend meetings as appropriate to advise
on HR, Risk, Legal and Regulatory matters in
support of the Committee's work. Attendees
included the Chief People Officer, Performance &
Reward Director, CRO and Company Secretary.

CEO pay ratio

	Methodology (1)	25th percentile	Median	75th percentile
2023 CEO pay ratio (5)	Option A	106:1	75:1	45:1
2022 CEO pay ratio (4)	Option A	119:1	84:1	48:1
2021 CEO pay ratio	Option A	140:1	96:1	54:1
2020 CEO pay ratio	Option A	88:1	64:1	37:1
	CEO remuneration	25th percentile (2)	Median (2)	75th percentile (2)
2023 CEO pay ratio	£	£	£	£
Total salary	£1,500,000	£25,446	£35,450	£54,600
Total remuneration	£3,309,477	£31,314	£44,032	£74,226

(1)	Employee pay is calculated based on the 'Option A' methodology. We chose Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
(2)
Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued in the 2023 financial year, and variable pay is either based on actual bonuses in respect of the 2023 year (where these are available) or modelled target bonuses where actuals are not yet available.

(3)	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
(4)
The 2022 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2022 year, in addition to target bonuses for eligible colleagues. The 2022 ratios have now been recalculated using 2022 fixed pay and bonuses paid in 2023 in respect of 2022 for all employees.

(5)
The values used for the CEO's 2023 Variable Pay Plan awards are the same as those stated in the Executive Directors’ remuneration table i.e. the component which is not subject to performance conditions is used for the CEO pay ratio calculation above. The calculation also includes the vesting value of Transformation Incentive Plan awards made to the CEO, as shown in the Executive Directors' remuneration table.

Relative importance of spend on pay

2023	2022	Change
£m	£m	%
Profit before tax	2,100	1,874	12
Total employee costs	1,241	1,159	7

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Annual Report 2023	Santander UK plc 30
Chair and Non-Executive Director
remuneration
The Chair’s fee is reviewed and approved by the
Committee. The fees paid to NEDs are reviewed
and approved by the CEO and the Chair. Fees are
reviewed annually taking into account the market
rate and time commitment for the role. The Chair is
paid an all-inclusive base fee. NEDs are paid a
base fee, with a supplement for serving on or
chairing a Board Committee, except for the Board
Nomination & Governance Committee.
All NEDs and the Chair serve under letters of
appointment. In respect of the NEDs appointed
prior to 2021, either party can terminate the
appointment by giving three months’ written notice.
From 2021, we increased the notice period for
NEDs to six months to support orderly succession
planning. For the Chair, 12 months’ written notice is
required.
Neither the Chair nor the NEDs have the right to
compensation on the early termination of their
appointment beyond payments in lieu of notice at
the option of Santander UK. In addition, neither the
Chair nor the NEDs are eligible for pension
scheme membership or incentive arrangements.

Chair and Board Committee member fees

	2023	2022
	£000	£000
Chair (inclusive of membership fee)	725	675
Board member	100	95
Additional responsibilities
Senior Independent Director	45	45
Chair of Board Risk Committee	70	65
Chair of Board Audit Committee	70	60
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	35	30
Membership of Board Audit Committee	30	25
Membership of Board Responsible Banking Committee	30	25
Membership of Board Remuneration Committee	30	25
Chair of Litigation and Contentious Regulatory Board Sub-Committee	15	8
Consumer Duty Champion	8	8
Designated NED to represent views of the workforce	8	8
(1)With effect from 1 April 2023, the following changes were made: The Chair fee increased from £675,000 to £725,000. The fee for Board Members increased from £95,000 to £100,000. The fee for the Chair of the
Board Risk Committee increased from £65,000 to £70,000. The fee for the Chair of the Board Audit Committee increased from £60,000 to £70,000. The fee for membership of the Board Risk Committee increased from £30,000 to £35,000. The fee for membership of Board Audit Committee, Board Responsible Banking Committee and Board Remuneration Committee increased from £25,000 to £30,000. The fee for the Chair of the Litigation and Contentious Regulatory Board Sub-Committee increased from £7,500 to £15,000.

	2023 Fees	2022 Fees	2023 Expenses (8)	2022 Expenses	2023 Benefits	2022 Benefits	2023 Total	2022 Total
Non-Executive Directors	£000	£000	£000	£000	£000	£000	£000	£000
Chair
William Vereker (1)	712	675	—	—	2	2	714	677
Independent Non-Executive Directors
Annemarie Durbin (9)	262	265	—	1	—	—	262	266
Lisa Fretwell	204	175	—	10	—	—	204	185
Ed Giera	299	280	—	—	—	—	299	280
Chris Jones (2)	201	239	—	2	—	—	201	241
Michelle Hinchliffe (3)	124	—	—	—	—	—	124	—
Jose Maria Roldan (4)	97	—	—	—	—	—	97	—
Mark Lewis (10)	230	183	—	8	—	—	230	191
Nicky Morgan	233	211	—	6	—	—	233	217
Banco Santander Group nominated Non-Executive Directors (5)
Dirk Marzluf	—	—	—	—	—	—	—	—
Antonio Simoes (6)	—	—	—	—	—	—	—	—
Pamela Walkden	132	125	—	2	—	—	132	127
Pedro Castro e Almeida (7)	—	—	—	—	—	—	—	—
(1)William Vereker's taxable benefit relates to private health care.
(2)Chris Jones stood down on 30 September 2023.
(3)Michelle Hinchliffe was appointed on 1 June 2023. Fees received are in respect of services from that date.
(4)Jose Maria Roldan was appointed on 1 June 2023. Fees received are in respect of services from that date.
(5) With the exception of Pamela Walkden, none of the Banco Santander Group nominated Non-Executive Directors received any fees or expenses.
(6)Antonio Simoes stood down on 31 August 2023.
(7)Pedro Castro e Almeida was appointed on 1 September 2023.
(8)Only true business expenses have been incurred in the course of Non-Executive Directors’ duties. In prior years, these expenses were processed via payroll and as such attracted tax and were declared.
(9)Annemarie Durbin's fees include £15,000 per annum in relation to her services as Chair of Cater Allen Ltd. Annemarie stood down on 15 December 2023.
(10)Mark Lewis' fees include £10,000 in relation to his services as a Non-Executive Director of Santander Consumer (UK) plc.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Annual Report 2023	Santander UK plc 31
Introduction
The Directors submit their report together with the
financial statements for the year ended 31
December 2023. The information in the Directors’
Report is unaudited, except where indicated.
Corporate structure, Subsidiaries and
Branches
The Company (incorporated on 12 September
1988) is a subsidiary of Santander UK Group
Holdings plc whose ultimate parent is Banco
Santander SA, a Spanish retail and commercial
bank with a market share in ten core countries in
Europe and the Americas.
Santander UK was formed from two former
building societies, Abbey National and Alliance &
Leicester, together with the branch network and
savings business of Bradford & Bingley, and has
operated under a single brand since 2010.
All of Santander UK plc's ordinary shares are
unlisted and held by Santander UK Group
Holdings plc, which is a wholly owned subsidiary of
Banco Santander SA.
The Company’s preference shares are listed on
the London Stock Exchange and both the
Company and Santander UK Group Holdings plc
have other equity instruments in the form of AT1
securities listed on various securities exchange
markets, including the London Stock Exchange
and Euronext Dublin.
In addition, the Company and Santander UK
Group Holdings plc are subject to US Securities
Exchange Act reporting requirements as they have
debt securities registered in the US.
The Santander UK group consists of a parent
company, Santander UK plc, incorporated in
England and Wales, and a number of directly and
indirectly held subsidiaries and associates. The
Company directly or indirectly holds 100% of the
issued ordinary share capital of its principal
subsidiaries. All companies operate principally in
their country of incorporation or registration.
As a result of ring-fencing implementation in 2018,
and requirements set out in the Financial Services
(Banking Reform) Act 2013, Santander UK plc and
its subsidiaries comprise of only entities whose
business is permitted under the Act as a ring-
fenced bank. For more information, see Note 19.
Results and dividends
For details of the results for the year, see the
Income Statement in the Consolidated Financial
Statements. For more on dividends, see Note 10.
Details of Santander UK’s activities and business
performance in 2023, together with an indication of
the outlook, are set out in the Strategic report and
the Financial review.
Events after the balance sheet date
There have been no material post balance sheet
events, except as set out in Note 43.
Directors
A list of the Directors that served in the year can be
found in the Board and Board Committee
Attendance table in the Chair's report on Corporate
Governance. Details of their emoluments and
interests in shares are outlined in the
Remuneration implementation report. For more on
changes to the composition of the Board, see the
Chair’s report on Corporate Governance. Between
31 December 2023 and 29 February 2024, there
were no changes made to the Board.
Appointment and retirement of Directors
All Directors are appointed and retire in
accordance with the Company’s Articles of
Association, the UK Companies Act 2006 and the
UK Group Framework. The Directors are required
to retire each year at the Annual General Meeting
and may offer themselves for re-election.
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
Employees
We continue to ensure that Santander UK’s
remuneration policies are consistent with its
strategic objectives and are designed with its long-
term success in mind.
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
For more on colleague engagement and initiatives,
see the Strategic report.
Employee Designated Non-Executive Director
Lisa Fretwell was appointed the Santander UK
Employee Designated NED on 1 March 2023,
succeeding Annemarie Durbin. Lisa represents the
views of employees in the Boardroom. For more
information see the Stakeholder voice section in
the Strategic report.
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
Employee share ownership
Santander UK continues to operate two all-
employee, HMRC approved share schemes: a
Save-As-You-Earn (Sharesave) Scheme and a
Share Incentive Plan (SIP). Those employees who
are designated as Material Risk Takers receive
part of their annual bonus awards in Banco
Santander SA shares/share linked instruments.
Details of the plans and the related costs and
obligations can be found in the Share-based
payments and compensation sections in Notes 1
and 36.
Diversity and Inclusion
Information on our diversity and inclusion policies
can be found in the Chair's report on Corporate
Governance and the 2023 Diversity, Equity &
Inclusion and Pay Gap Report, which does not
form part of this Annual Report.
Disability
Santander UK is committed to equality of
employment, access and quality of service for
disabled people and complies with the UK Equality
Act 2010 throughout its business operations.
Santander UK has processes in place to help train,
develop, retain and promote employees with
disabilities. We are a Disability Confident Employer
achieving the 'Leader' level. We are committed to
giving full and fair consideration to employment
applications by disabled people, having regard to
their particular aptitudes and abilities, and for
continuing the employment of employees who
have become disabled by arranging appropriate
training and making reasonable adjustments in the
workplace.
Engagement with stakeholders and
employees
Santander UK recognises the importance of
fostering relationships with its principal
stakeholders and that this is key to the long-term
success of our business. We understand the
importance of acting fairly and responsibly and
actively engage with our stakeholders and
employees. For more, see the Stakeholder voice
section in the Strategic report.
Streamlined Energy & Carbon Reporting
(SECR)
For details on our energy use, carbon emissions
and efficiency measures implemented in 2023,
including Scope 1, 2 and 3 data, see the SECR
section in the Sustainability review.
Political contributions
In 2023 and 2022, no contributions were made for
political purposes and no political expenditure was
incurred by the Company.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report

Annual Report 2023	Santander UK plc 32
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
Research and development
Santander UK has a comprehensive product
approval process and policy. New products,
campaigns and business initiatives are reviewed
by Santander UK’s Proposition Approval Forum,
for more information please see the Strategic
Report.
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
We carried out a robust assessment of the
principal and emerging risks facing Santander UK
including those that would threaten its business
model, future performance, solvency or liquidity.
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
Management is responsible for establishing and
maintaining adequate internal control over the
financial reporting of Santander UK. Management
assessed the effectiveness of Santander UK’s
internal control over financial reporting at 31
December 2023 based on the criteria established
in the Internal Control – Integrated Framework
issued by the Committee of Sponsoring
Organisations of the Treadway Commission
(COSO) in May 2013.
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
All Sarbanes-Oxley control weaknesses identified
are captured, assessed and included in the year-
end assessment of the reliability of the Internal
Control environment. They are reported on an
ongoing basis to the Board Audit Committee to
ensure the control environment is continuously
improved.
Based on this assessment, management
concluded, at 31 December 2023, that Santander
UK’s internal control over financial reporting was
effective.
Disclosure controls and procedures over
financial reporting
Santander UK’s management has evaluated, with
the participation of its CEO and CFO, the
effectiveness of its disclosure controls at 31
December 2023. There are inherent limitations to
the effectiveness of any system of disclosure
controls and procedures, including the possibility of
human error, and the circumvention or overriding
of the controls and procedures. Accordingly, even
effective disclosure controls and procedures can
only provide reasonable assurance of achieving
their control objectives.
Based upon this evaluation, the CEO and the CFO
concluded that, at 31 December 2023, Santander
UK’s disclosure controls and procedures were
effective to provide reasonable assurance that
information required to be disclosed by Santander
UK in the reports that it files and submits under the
US Securities Exchange Act of 1934 is recorded,
processed, summarised and reported within the
time periods specified in the applicable rules and
forms, and that it is accumulated and
communicated to Santander UK’s management,
including the CEO and CFO, as appropriate, to
allow timely decisions regarding disclosure.
Changes in internal control over financial
reporting
There were no changes to our internal control over
financial reporting during the period covered by this
report that have materially affected, or are
reasonably likely to materially affect, our internal
control over financial reporting.
Statements of Compliance
The UK Corporate Governance Code 2018 (the
Code)
Santander UK complies with the Code wherever
applicable in order to achieve the best standards of
corporate governance. The Code applied to the
financial year ended 31 December 2023 and the
Board confirms that it applied the principles and
complied with those provisions of the Code
throughout the year, except as follows:
–Provision 17: From 1 January to 1 October 2023,
the Company did not comply with the
requirement that for the Board Nomination &
Governance Committee (BNC) membership to
comprise a majority of INEDs, following the
appointment of Pamela Walkden, as a GNED, to
the Committee in October 2021. The Board
considered that Pamela's credentials and
experience were of value to the BNC and during
the period of non-compliance, we assessed the
implications and believed that the approach
followed was appropriate for the size and
ownership of our structure. However, on 1
October 2023 two independent directors were
appointed to the BNC resulting in compliance
with this provision from that date.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Annual Report 2023	Santander UK plc 33
–Provision 25: The Board Risk Committee (BRC),
since the appointment of Pamela Walkden as a
GNED in October 2021, the BRC has not been
composed of only INEDs. We assessed the
implications and believe that the approach we
follow is appropriate for our size and ownership
structure, recognising the experience and
expertise that the GNED brings to BRC.
–Provision 36: The Board Remuneration
Committee has not developed a policy for post-
employment shareholding requirements.
However, the structure of variable pay for EDs
and other senior executives ensures that they
acquire a meaningful shareholding in Banco
Santander SA which extends for a significant
period post employment. For details, see the
Remuneration policy report.
–Provisions 40 and 41: Due to commercial
sensitivity, we opted not to provide all of the
disclosures required by Provision 41. The details
not provided relate to (1) the extent to which
discretion has been applied to remuneration
outcomes and the reasons why and (2) a
description, with examples, of how the Board
Remuneration Committee has addressed the
factors in Provision 40 (specifically predictability
as we do not provide the range of possible
values of rewards to individual directors).
Specific engagement does not take place with
the workforce to explain how executive
remuneration aligns with wider company pay
policy. However, an explanation is available for
employees in the Directors’ Remuneration
report. Details of the structure of our
remuneration arrangements and key
considerations of the Board Remuneration
Committee in the year are included in the
Remuneration policy and Remuneration
implementation reports.
UK Finance Disclosure Code for Financial
Reporting
Santander UK’s financial statements for the year
ended 31 December 2023 have been prepared in
compliance with the principles of the UK Finance
Disclosure Code for Financial Reporting.
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
therefore consider it appropriate to adopt the going
concern basis of accounting in preparing the
financial statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Annual Report 2023	Santander UK plc 34
Code of Conduct
Santander UK is committed to ensuring we hold
ourselves to high ethical standards. This means
adhering to laws, regulations, policies including our
Code of Conduct (which was refreshed in October
2023) and also carrying out business in a
responsible way. High standards of professional
and personal conduct help Santander identify,
manage and respond to risks, create a positive,
collaborative working environment and ensure
positive customer interactions and outcomes.
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
Santander UK’s Code of Conduct sets the
standards expected of all colleagues and forms
part of the terms and conditions of employment.
It makes clear our corporate values, our
expectations regarding corporate behaviours and
general principles and standards we expect with
regard to customers, colleagues, conflicts of
interest, data, media and our approach to
sustainability.
There are numerous policies and processes, as
well as support and guidance, that help colleagues
meet these expectations and do the right thing to
ensure Santander UK remains a Simple, Personal
and Fair bank for its colleagues, customers,
shareholders and the communities it serves.
The Code of Conduct applies to all colleagues
including permanent and temporary colleagues as
well as EDs and NEDs. The SEC requires
companies to disclose whether they have a code
of ethics that applies to the CEO and senior
financial officers which promotes honest and
ethical conduct, full, fair, accurate, timely and
understandable disclosures, compliance with
applicable governmental laws, rules and
regulations, prompt internal reporting of violations,
and accountability for adherence to a code of
ethics.
Santander UK meets these requirements through
its Code of Conduct and supporting policies,
including but not limited to the Anti-Bribery and
Corruption Policy, the Whistleblowing Policy, the
FCA’s Principles for Businesses, and the FCA’s
Statements of Principle and Code of Practice for
Approved Persons, with which the CEO and senior
financial officers comply. The Company has not
granted any waivers to its principle executives,
financial or accounting officers.
Copies of these documents are available on
application to Santander UK plc, 2 Triton Square,
Regent’s Place, London NW1 3AN The Code of
Conduct can be found on our website.
Disclosure of information to Auditors
Each of the Directors at the date of approval of this
report confirms that:
–So far as the Director is aware, there is no
relevant audit information of which Santander
UK’s auditor is unaware
–The Director has taken all steps that they ought
to have taken as a Director to make themselves
aware of any relevant audit information and to
establish that Santander UK’s auditor is aware of
that information.
This confirmation is given and should be
interpreted in accordance with the provisions of
Section 418 of the UK Companies Act 2006.
Auditor
PricewaterhouseCoopers LLP will continue in the
office of auditor. A resolution to reappoint them will
be proposed at the Company’s forthcoming Annual
General Meeting.
By Order of the Board
John Mills
Company Secretary
29 February 2024
2 Triton Square, Regent’s Place,
London NW1 3AN

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Annual Report 2023	Santander UK plc 35

Risk review	Contents

The Risk review consists of unaudited financial information unless otherwise stated. The audited financial information is an integral part of our Consolidated Financial Statements.	Risk governance	37
	Introduction	37
	Risk Framework	37
	Risk Appetite	40
	Stress Testing	41
	How risk is distributed across our business	41
	Credit risk	42
	Credit risk management	42
	Santander UK group level	59
	Retail and Business Banking	69
	Consumer Finance	77
	Corporate & Commercial Banking	78
	Corporate Centre	81
	Liquidity risk	82
	Capital risk	90
	Market risk	92
	Pension risk	95
	Strategic and business risk	97
	Reputational risk	98
	Non Financial Risks:
	Operational risk and resilience	99
	Financial crime risk	103
	Model risk	104
	Conduct and regulatory risk	105

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 36
Risk governance
INTRODUCTION
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
RISK FRAMEWORK
How we define risk
Risk is any uncertainty about us being able to achieve our business objectives. It covers both financial and non financial risks (NFRs). NFR is a broad term usually defined by exclusion, i.e. any risks other than the traditional financial risks of Credit, Liquidity, Capital, Market and Pension, Strategic and business, and
Reputational. Risk can be split into a set of key risk types, each of which could affect our results and our financial resources. Enterprise risk is the aggregate view of all the key risk types.
Top and emerging risks
Several of our risk types also have Top risks associated with them. We regularly review the Top risks that could impact our business, customers and shareholders, and they are monitored at each meeting of the Executive Risk Control Committee (ERCC) and Board Risk Committee (BRC). The Top risks we actively monitored in 2023 are set out in the relevant section of this Risk review and summarised in the 'Top risks' section of the Risk management overview in the Strategic report.
Our Top risks included risks arising from Inflationary and supply chain pressures, Climate change, Financial crime, Fraud, IT, Cybersecurity, Third Parties, People risk, Data Management, Conduct and regulatory, Model risk and execution of change being key priorities for Santander UK and our regulators.
We also regularly review emerging risks that could impact our business, customers and shareholders, including regular review and discussion at the ERCC and
BRC. The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as broader geo-political, environmental and social risks, technological change including artificial intelligence, customer behaviour, market competition, regulatory and government interventions, central bank digital currencies and other digital assets and disruption of UK macroeconomic factors.
Emerging risks actively monitored in 2023 are set out in the relevant section of this Risk review and summarised in the ‘Emerging risks’ section of the Risk management overview in the Strategic report.
In 2023, we added Environmental and Social risks as an emerging risk area that could impact on us and our customers. We actively monitor Disruption of UK macroeconomic factors as a crystallised risk through regular updates to ERCC and BRC. For more, see the Risk management overview in the Strategic report.
Key elements
Our Risk Framework sets out how we manage and control risk.
How we approach risk – our culture and principles

Risk Culture Statement
Santander UK places good customer outcomes at the heart of our decision-making and our people take personal responsibility for doing the right thing. We are thoughtful about taking risk, meaning we only take risks that we understand, we balance risk and reward when making decisions and are proportionate in our approach.

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
We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms that they have managed risks effectively in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions to be taken to correct them. This is a tangible sign of the personal responsibility that is such a key part of our risk culture.
Our risk culture programme
Through communications, training and awareness, we are evolving our approach to focus on the risk culture behaviour we expect of our people. Our I AM Risk approach aims to make sure our people:

–Identify risks and opportunities –Assess their probability and impact –Manage the risks and suggest alternatives –Report, challenge, review, learn and ‘speak up’.
I AM Risk is the process by which we make risk management part of everyone’s life as a Santander UK employee from how we recruit them and manage their performance to how we develop and reward them. It is also how we encourage people to take personal responsibility for risk, to speak up and to come up with ideas. We use I AM Risk in our Risk Certifications, policies, frameworks and governance, and risk-related communications. We also include it in reward arrangements and in mandatory training, to support general awareness, our learning websites include videos and factsheets.
As part of I AM Risk, we include mandatory risk objectives for all our people in our performance management processes. The Executive Committee leads our culture initiatives under the CEO’s sponsorship and we use monthly staff surveys to give insight into our culture.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 37
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
–Advises the Board on our overall Risk Appetite, tolerance and strategy
–Oversees our exposure to risk and our strategy and advises the Board on both
–Reviews the effectiveness of our risk management systems and internal controls
–Reviews reports from the Chief Compliance Officer (CCO) on the adequacy and effectiveness of the compliance function
–Responsible for oversight of cybersecurity risks and receives regular updates on cybersecurity risk position including cybersecurity incidents
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

–Reviews updates on key risk issues, customer, reputational and conduct matters
Board Audit Committee	–Monitors and reviews the financial statements integrity, and any formal announcements on financial performance
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function
–Receives regular updates from the internal audit function which performs reviews of cybersecurity risk and controls
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
–Reviews and monitors key asset and liability management activities to ensure we keep our exposures within our Risk Appetite
Pensions Committee	–Reviews pension risk appetite proposals
–Approves actuarial valuations and reviews the impact they may have on our contributions, capital and funding
–Consults with the pension scheme trustees on the scheme’s investment strategy
Capital Committee	–Puts in place reporting systems and risk control processes to make sure capital risks are managed within our Risk Framework
–Reviews capital adequacy and capital plans, including the ICAAP, before they are sent to the Board to approve
Incident Accountability Committee	–Considers, calibrates, challenges and agrees any appropriate individual remuneration adjustments
–Presents recommendations to the Board Remuneration Committee
Credit Approval Committee	–Approves corporate and wholesale credit transactions which exceed levels delegated to lower level forums or individuals
Economic Crime Committee
–Ensures due reporting, consideration, oversight and informed decision making regarding compliance with financial crime laws and regulations, fraud, and best industry practice aligned to our Risk Appetite

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 38
Key senior management roles
Senior roles with specific responsibilities for risk management are:

Role	Main risk responsibilities
Chief Executive Officer (CEO)
The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO must also ensure we have a suitable system of controls to manage risks and report to the Board on them.

Chief Risk Officer (CRO)
Oversees and challenges risk activities, and ensures that the business activity is conducted within our risk appetite. Responsible for control and oversight of all risk types with regulatory responsibility to report on these risk types to Executive and Board Committees.

Chief Financial Officer (CFO)
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

Chief Compliance Officer (CCO)
Responsible to the CRO for control and oversight of conduct & regulatory, reputational and economic crime risk, but has direct responsibility to report on conduct & regulatory and reputational risk to Executive and Board Committees and the regulator.

Money Laundering Reporting Officer (MLRO)	Responsible to the CCO for control and oversight of economic crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the regulator.
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
Line 2: Risk control & oversight
Risk Control Units are independent monitoring, control and oversight functions. They make sure Business Units and Business Support Units manage risks effectively and within our Risk Appetite. The Risk Control units are: Risk - responsible for controlling credit, liquidity, capital, market, pension, strategic and business, operational, model and enterprise risks; Financial Crime; and Compliance, responsible for controlling reputational and conduct and regulatory risks. It is under the executive responsibility of the CEO, but responsible to the CRO for overseeing the first line of defence.

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
Risk Certifications
Business Units, Business Support Units or Risk Control Units set out each year how they managed/controlled risks in line with our risk frameworks and Risk Appetite, and explain any action to be taken. This helps drive personal accountability.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 39
RISK APPETITE
How we control the risks we are prepared to take
When our Board sets our strategic objectives, it is important that we are clear about the risks we are prepared to take to achieve them. We express this through our Risk Appetite Statement, which defines the amount and kind of risk we are willing to take. Our Risk Appetite and strategy are closely linked, and our strategy must be achievable within the limits set out in our Risk Appetite. Our Risk Appetite Statement establishes principles that we use to set our Risk Appetite and defines our overall approach to risk management.
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
These limits apply in normal business conditions, but also when we might be experiencing a far more difficult economic environment. We refer to conditions like this as being under stress. For more on EC and stress scenarios, see the Stress Testing section that follows.
Qualitative statements
For some types of risk, we also use qualitative statements that describe in words the appetite we want to set. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.
How we set our Risk Appetite, and stay within it
We control our Risk Appetite through our Risk Appetite Framework. Our Board approves and oversees our Risk Appetite Statement every year. This ensures it is consistent with our strategy and reflects changes in the markets and economic environment in which we operate. Our ERCC is responsible for ensuring that our risk profile (the level of risk we are prepared to accept) is consistent with our Risk Appetite Statement. To do this, they monitor our performance against our Risk
Appetite, business plans and budgets.
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
risk indicators, so that we can monitor and report our performance against them.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 40
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
In 2023, we completed the Bank of England’s (BoE) Annual Cyclical Scenario. The purpose of this exercise was to explore a 'tail risk' scenario designed to be severe and broad enough to assess the resilience of UK banks to a range of adverse shocks. In the scenario, weaker household real income growth, lower confidence and tighter financial conditions resulted in severe domestic and global recessions.
Following our 2022 Climate Internal Scenario Analysis (CISA) assessment of potential short-term transition risks on our business portfolios, we performed a review of our exposures to physical risk. We continue to enhance our scenario analysis capability with a view to performing long-horizon assessments in 2024.
How we use stress testing
We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:
–Our business plan, and its assessment against our Risk Appetite
–Our capital strength, through our ICAAP
–Our liquidity position, through our ILAAP
–Our long term impacts of climate change, through regulatory exercises and CISA
–Impacts on other risk types.
We use a wide range of models, approaches and assumptions supported by robust governance. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables like unemployment rates might affect the number of customers who might fall into arrears on their mortgage or other loans.
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
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2023, over half of our total risk-weighted assets accounted for credit risk in Retail and Business Banking. This reflects our business strategy and balance sheet.
For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 41
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
Key metrics Stage 3 ratio of 1.51% (2022: 1.26%). Loss allowances of £992m (2022: £1,005m). Balance weighted average LTV of 66% (2022: 69%) on new mortgage lending.
CREDIT RISK MANAGEMENT
Exposures (audited)
Exposures to credit risk arise in our business segments from:

Retail and Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre
In Mortgages:
–Residential mortgages for customers
with good credit quality (prime
lending).
–We provide these mostly for owner-
occupiers, with buy-to-let mortgages
for non-professional landlords.
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
–We provide these to SMEs and mid-
sized corporates with turnover up to
£500m per annum, Commercial Real
Estate and Social Housing
associations.

–Asset and liability management of our
balance sheet.
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
2. Assessment and origination (audited)
Managing credit risk begins with lending responsibly. That means only lending to customers who are committed to paying us back and can afford to, even if their circumstances change. We perform a thorough risk assessment to make sure a customer can meet their obligations before we approve a loan. We take proportionate steps to assess whether a customer will be able to repay the money borrowed. We do this by a series of initial affordability and credit risk assessments. We access each customer’s credit profile and signs of how reliable they are at repaying credit. When a customer applies, we assess the data they provide, plus data from credit reference agencies (for Retail and Business Banking and Consumer Finance) and performance on their other Santander UK accounts (if they have any) against our Credit Policy.
Retail and Business Banking
In Mortgages, for secured loans, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. Many of our decisions are automated as we use data available to us. We tailor our process and application assessment based on the product. More complex transactions often need greater manual assessment using our credit underwriters’ skill and experience.
In Everyday Banking and Business Banking, many of our decisions are automated. We assess affordability by reviewing the customer’s income and spending, including other credit commitments and adjusting for future inflation and expected interest rates.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 42
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are:

Portfolio	Description
Residential mortgages
Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued either by a surveyor or using automated valuation methodologies where our confidence in the accuracy of this method is high.

Unsecured lending	There is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Business banking services
Business banking lending is unsecured. When lending to incorporated businesses, we typically obtain personal guarantees from each director, but we do not treat these as collateral. We consider the UK Government guarantee supporting losses on amounts lent under its
Coronavirus Loan Schemes as collateral with 100% for Bounce Back Loan Scheme (BBLS) and 80% for Coronavirus Business
Interruption Loan Scheme (CBILS).

Consumer Finance
In Consumer Finance, similar to Retail and Business Banking, many decisions are automated and we tailor the process to the product. Residual value risk is one of our top risks.
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
Responsible lending, including climate change and the transition to a low carbon economy
As part of the Banco Santander group, we comply with the Equator Principles to factor social, ethical and environmental impacts into our risk analysis and decision making for qualifying financial transactions. We are committed to supporting clients and economies in their transition to a low carbon economy, providing financial products and/or services to business activities that are environmentally and socially responsible. Our Environmental, Social and Climate Change (ESCC)
policy sets out how we identify, assess, monitor and manage environmental and social risks and other climate change related activities in the Oil and Gas, Power
Generation and Mining and Metals sectors and those arising from businesses engaged in soft commodities. Our ESCC policy prohibits project-related financing for new coal-fired power plants (CFPP) worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
In line with Banco Santander's commitment, by 2030 we will eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with more than 10% of revenue from thermal coal.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time, at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

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

Commercial Real Estate
We take a first charge on commercial property as collateral. The loan is subject to criteria such as the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before advancing the loan and where appropriate, a bank representative visits the property. We also get an independent professional valuation which typically includes a site visit. Loan agreements typically allow us to obtain revaluations during the term of the loan.

Social Housing
We take a first charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing.

Corporate Centre
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time, at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
Structured Products
These are our High Quality Liquid Assets (HQLA) in our Eligible Liquidity Pool. They are mainly Asset Backed Securities (ABS) and covered bonds, which hold senior positions in the creditor hierarchy. Their credit rating reflects over-collateralisation in the structure and the assets that underpin their cash flows.

Financial Institutions
We use standard legal agreements to reduce credit risk via netting and collateralisation on derivatives, repos and reverse repos, and stock borrowing/lending. We also reduce risk by clearing trades through central counterparties (CCPs) where possible.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 43
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
Retail and Business Banking
We use IT systems and data available to us to monitor accounts. The main parts are:
–Behavioural scoring: we use statistical models that help predict whether a customer will have problems repaying, based on how they use their accounts
–Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models
–Other Santander UK accounts: each month, we also look at how the customer uses their other accounts with us, so we can identify problems early.
Our day-to-day retail credit risk monitoring relies on a mix of product, customer and portfolio performance measures as described above. However, changes in the wider UK economy also impact our Mortgages and Everyday Banking portfolios. As part of our day-to-day risk monitoring, we use a Retail Risk Playbook tolerance framework that sets out the most relevant macroeconomic variables to retail portfolio performance. We monitor these variables against our forecasts. If the economy deviates materially from our forecasts, such as due to the effects of the cost of living crisis or high inflation, we formally review our retail risk management policy and strategy.
We also use the Retail Risk Playbook tolerance framework and management judgements to ensure that portfolio quality remains within our Risk Appetite by measuring against trigger values for key risk profile and performance metrics.
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
Consumer Finance
In Consumer Finance, similar to Retail and Business Banking, we use IT systems and data available to us to monitor accounts, and we use the Retail Risk
Playbook tolerance framework and management judgements to ensure that portfolio quality remains within Risk Appetite. We also check the Residual Value of our portfolio each month, using triggers set to identify any material change in trends.
Corporate & Commercial Banking and Corporate Centre
We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We monitor detailed analyses of our credit exposures and risk trends each month. We also report our larger exposures and risks to the BRC each month.
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
4. Arrears management (audited)
Retail and Business Banking and Consumer Finance
We have several strategies to manage arrears that we can use as early as the day after a missed payment. We also reach out to up-to-date customers who may be at risk of going into arrears for support purposes. We assess the financial difficulties a customer is having, so we can offer them the right support to manage their agreement whilst in arrears. The strategy we use depends on the risk and the customer’s circumstances.
Corporate & Commercial Banking and Corporate Centre
We identify problem debt by close monitoring, supported by our Watchlist process for exposures subject to annual review. We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to see they do not breach covenants, and having regular dialogue with them. We tailor our strategy to the type of customer, their circumstances and the level of risk. We try to help our customers find their own way out of financial difficulty and agree on a plan that works for both of us. We engage our Restructuring & Recoveries team as needed on Watchlist cases and we may hand over more serious cases to them. For exposures not subject to annual review, we have strategies to manage arrears that we can use as early as the day of the missed payment. If a case becomes more urgent or needs specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team.
For more, see the Forbearance section.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 44
5. Debt recovery (audited)
Sometimes, even when we have taken all reasonable and responsible steps to manage arrears in our Financial Support area, they are not effective. If this happens, we may choose to end our agreement with the customer and try to recover the outstanding balance (with recourse to any associated collateral), or as much of it as we can.
Retail and Business Banking
In Mortgages and Everyday Banking, we may use a debt collection agency, sell the debt, or take the customer to court. For retail mortgages, we may repossess the property as a last resort or to protect it from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations and the estimated selling costs, and using them in our loss allowances calculations. Where we repossess a property, we do not take ownership. We use agents to realise the value and settle the debt. Any surplus funds are returned to the borrower or dealt with in line with insolvency rules.
Consumer Finance
In Consumer Finance, similar to Retail and Business Banking, we may use a debt collection agency or a specialist law firm to recover the balance outstanding.
We may also consider the sale of debt where all avenues have been explored.
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

Interest-only
Historical interest-only payments due to financial difficulties are classed as forborne.
For corporate customers, interest-only concessions are considered on a case by case basis. Concessions are only granted if the nature of the financial difficulties is assessed to be temporary. Counterparties are expected to recover in full and resume making full capital and interest payments once they are in a stronger financial position.

Other payment rescheduling, including capitalisation
For retail customers, we may add the arrears to the mortgage balance (this is known as capitalisation) if they cannot afford to increase their monthly payment to pay off their arrears in a reasonable time but have been making their monthly payments, usually for at least six months.
We can also capitalise property charges due to a landlord. We pay them for the customer to avoid the lease being forfeited. We may combine this help with term extensions and, in the past, interest-only concessions. In certain cases, we may offer interest rate concessions.
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

When we agree forbearance, we consider the account has suffered a significant increase in credit risk (SICR), as we explain later on, and we classify it as Stage 2 or 3. A non-performing forborne account is one that has forbearance carried out in Stage 3, and a performing forborne account is one that has forbearance carried out in Stage 2. If an account is already in Stage 2, we keep it in Stage 2 unless the account is deemed unlikely to pay, involves forgiving fees and interest or debt, or is being granted multiple forbearances. In these cases, we move it into Stage 3. If an account is already in Stage 3, we keep it in Stage 3. A loan moves out of forbearance once the exit criteria below are met. We monitor the performance of all forborne loans.
We signed up to the HM Treasury Mortgage Charter published in June 2023, that aims to provide more support for customers who may be struggling to maintain their mortgage repayments. We made more customer support solutions available from July 2023, allowing customers who are up-to-date with their payments to make interest-only payments for six months or extend their mortgage term to reduce their monthly payments. Volumes of accounts seeking more support were less than 1% of active mortgage account stock. Mortgage Charter support solutions are not automatically classed as forbearance, unless other forbearance criteria are met.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 45
Exit from forbearance criteria

	Exit from	Conditions to be met
Cure	Stage 3 to Stage 2	For an account in Stage 3 to exit non-performing forbearance, all the following conditions must be met:
If the account was classed as Stage 3 due to being more than 90 days past due, then the account should be 90 days or less past due
The customer has no other material default debt with us more than 90 days past due
If the account was classed as Stage 3 due to being unlikely to pay, then the account should no longer be deemed unlikely to pay
Account has exited its forbearance trigger for 12 consecutive months
If all the conditions are met, the account is re-classed as Stage 2 forbearance until the Stage 2 forbearance exit conditions set out below are also met
	Stage 2 to Stage 1	For an account in Stage 2 to exit forbearance, all the following conditions must be met:
The account is no longer in arrears, and the customer has no other material debts with us which are more than 30 days in arrears
The account no longer triggers SICR
The account has been classed as Stage 2 for at least two years since the end of the latest forbearance strategy
If an account fails whilst in probation to cure, i.e. in the 12 months backstop in Stage 3 or the two years in Stage 2, the probation period is reset and the account is moved back to Stage 3.
Other forms of debt management and modifications
Retail and Business Banking
In Mortgages, apart from forbearance, we have sometimes changed the contract terms to keep a good relationship with a customer. In Mortgages and Everyday
Banking, we do not classify insolvency solutions for any unsecured retail customers as forbearance. This is in line with industry guidelines.
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
Retail and Business Banking and Consumer Finance
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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 46
Key metrics(audited)
We use a number of key metrics to measure and control credit risk, as follows:

Metric	Description
Expected Credit Loss (ECL)
ECL tells us what credit risk is expected to cost us either over the next 12 months or over the lifetime of the exposure where there is evidence of a SICR since origination. We explain how we calculate ECL below.

Stages 1, 2 and 3
We assess each facility’s credit risk profile to determine which stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages including monitoring of coverage ratios for each stage.

Stage 3 ratio
The Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. The Stage 3 ratio is a key indicator used to monitor underlying asset performance.

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
Recognising ECL (audited)
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a Significant Increase in Credit Risk (SICR) since the origination date. The ECL approach considers forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely.
Critical judgements and accounting estimates applied in calculating ECL (audited)
The application of the ECL impairment methodology for calculating credit impairment allowances is susceptible to change from period to period. The methodology requires management to make judgmental assumptions in determining the estimates.
For more on our approach to making critical judgements and accounting estimates applied in calculating ECL see 'Critical judgements and accounting estimates'
Note 1 to the Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 47
Multiple economic scenarios and probability weights (audited)
For all our portfolios, we use five forward-looking economic scenarios. For 2023, they consisted of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.
Our forecasting approach
We derive our scenarios in part by using a set of parameters in GDP fan charts published by the Office for Budget Responsibility (OBR). These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to show the uncertainty about the outcome of a variable, in this case GDP.
Once we have established the GDP paths for each scenario, we run them through the Oxford Global Economic Model (OGEM) to derive the other macroeconomic variables, such as unemployment and house prices. These variables are the product of the GDP growth paths we have forecast and the output of the OGEM for these growth paths. We then review them to ensure consistency with the narrative of each scenario and so changes to the variables may be needed in some cases.
We then impose a Bank Rate profile for each scenario using expert judgement with the base case as the starting point and then adjusting this for each of the four other scenarios based on the narratives. We produce a range of Bank Rate profiles to reflect a range of possible outcomes the Bank of England may follow depending on how it sees the trade-off between growth and inflation evolving over the forecast period. For example, this might consist of higher rates initially in response to inflationary concerns followed by lower rates as inflation falls towards target, and that this may be sharper in the event of a deep recession.
We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three-year planning processes, or sooner if there is a material change in current or expected economic conditions. We refresh all our economic scenarios quarterly to reflect the latest data and OBR fan charts if these changed, which are then reviewed and approved by the Credit Risk Provisions Forum (CRPF). The CRPF also assesses the probability weights at least once a quarter.
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At 31 December 2023, there were no significant differences between our base case forecasts and the consensus views.
In 2023, we undertook a further peer benchmarking analysis of the economic scenarios, which for Q423 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The conclusion of this analysis demonstrated that our economic scenarios were in line with our peers although, on a weighted basis, our house price inflation assumption reflected a more conservative view.
In 2023, we also considered any likely impact from climate risk on our forecasting approach and concluded that no adjustment to the multiple economic scenarios for climate risk was required. This is because climate change effects are generally regarded to be relevant over a longer timeframe than our forecast period of five years.
Our use of five scenarios is designed to reflect different possible outcomes to the base case, highlighting the upside and downside risks associated with the central scenario. The downside risks for the UK economy include a sharp downturn in global growth, a return to upside inflation surprises which raises the cost of living, a continuation of the very low productivity growth seen in the UK, a move to a more protectionist agenda for trade and further geopolitical events adding to challenging economic conditions. The upside risks were more muted at the end of 2023 and include a stronger recovery in global growth, a faster fall in inflation, coupled with further trade agreements with other countries.
Our forecasting period for GDP is five years and then we revert to the average trend growth over three years based on the OBR’s long-run GDP forecast assumption. The reversion to mean for all macroeconomic variables is expected to take three years after the initial five-year forecast period.
Key changes to our forecasting approach in 2023
In 2023, there were no specific changes to our forecasting approach. We incorporated the OBR's March 2023 fan chart parameters to generate the GDP paths
(excluding the base case).
Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances and UK Government policy which is subject to change.
In summary, the outlook for the UK economy in 2024 remains challenging due to a lack of growth, weak investment and with continuing risks to the 2% inflation target, particularly if the situations in the Middle East and Ukraine trigger a renewed surge in oil and gas prices. Inflationary pressures could be further exacerbated by a tight UK labour market maintaining pressure on wage growth at a time when firms are struggling to match appropriately skilled workers to available vacancies.

Base case key macroeconomic assumptions
–House price growth: The sharp rise in mortgage rates triggered a slowdown in house price growth in recent months. With survey indicators pointing to a slump in buyer demand as confidence is hit by a squeeze on affordability from the sharp rise in mortgage rates, house prices are expected to continue declining in the near-term.
However, as the supply of housing is also weak this has helped to limit the overall fall in house prices compared to previous downturns despite the sharp rise in interest rates. We forecast a c.2% year-on-year decline in house prices by the end of 2023, with a further fall of 1% by the end of 2024. Looser monetary policy from the second half of 2024 enables house price growth to recover with growth back to average levels by the end of the forecast period.

–GDP: While the monthly GDP estimate for October 2023 showed the economy shrinking marginally with a 0.3% month-on-month fall, this aligns to the picture of a stagnating UK economy.  The PMI data for November 2023 is marginally above 50 and suggests growth to be modest in Q423. As such, the near-term outlook for growth remains broadly flat - but as the effects of higher interest rates filter through the economy this year and the bulk of fixed rate mortgages are renewed, consumer spending growth could fall back sharply and with business insolvencies expected to increase, there are still downside risks to our forecast of 0.4% growth in 2024.

–Unemployment rate: Unemployment remained flat in October 2023 at 4.2% based on the ONS experimental data and combined with other surveys such as REC, suggest that the labour market is slowly loosening. With companies under pressure from rising debt servicing costs and higher wages, it is likely that some will become insolvent and others find that demand for their goods and services reduces as households restrict their spending. We do not envisage a large rise in unemployment compared to previous recessions. The rate peaks at 4.8% by the end of 2024, in part impacted by the ongoing return of previously inactive workers to the labour force.

–Bank Rate: The Monetary Policy Committee (MPC) kept rates at 5.25% at the December 2023 meeting. Our base case assumes no further rate rises with the MPC expected to start loosening monetary policy in Q224, with rates ending 2024 at 4.50%. Further cuts through the rest of the 5-year forecast period leaves bank rate at
3.00% by the end of 2028.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 48
In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce will continue and this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.6%, in line with the OBR’s latest estimate of the UK’s long run average growth rate.
Key changes to our base case in 2023
For our base case, we no longer expect a short recession given that the economy has been more resilient than expected in 2023. However, risks around this assumption remain as the full effects of higher interest rates have yet to be felt across the UK economy which keeps growth in 2024 significantly below average.
Our base case was updated to reflect the latest market data and to broadly align with the latest consensus estimates. The most notable change was to HPI with expected house price falls now lower in 2023 and 2024.
Other scenarios
Based on this revised base case, we reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) persistent above target inflation over the forecast period; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example older UK-born workers retiring early and longer term sickness levels remaining above pre-pandemic levels); and (iv) the global economy recovering more swiftly from higher inflation.
To reflect these potential outcomes, we continue to use the base case and four additional scenarios, which we consider sufficient to reflect all the above potential outcomes. However, as the risks remain skewed to the downside, to reflect these outcomes sufficiently, we concluded that only one upside scenario would be needed to reflect the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.
The other scenarios are:
One upside scenario
This scenario has a quicker recovery than the Baseline and is a bull case to the base forecasts. It assumes that inflation falls back more swiftly than in the base case, helped by lower growth in wages and pass through of lower commodity prices. This allows the Bank of England to cut rates earlier, bringing them back towards what might be considered the neutral rate. This results in higher consumer and business confidence enabling higher levels of spending with savings rates returning to levels consistent with economic growth as real earnings growth returns. Unemployment peaks at a slightly lower level than the base case and drops more quickly than the base, ending the 5-year forecast period at 3%. The Bank Rate profile is lower than the base case as inflation returns to target at a faster pace.
Three downside scenarios
The downside scenarios capture a range of risks, including continuing weaker investment, a larger negative impact from the EU trade deal and a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force.
Downside 1 - This scenario is a bear case to the baseline. It assumes that the fall in economic growth is sharper and that there is a recession. In this scenario, consumers keep savings rather than spend as consumer confidence remains extremely low while households are worried about the prospect of losing their jobs.
House prices fall further than in the base case as more households look to downsize in order to lower their mortgage repayments. With inflation remaining above target, Bank Rate continues to increase as core inflation remains above the baseline view before cuts start as inflation falls back.
Stubborn inflation - This scenario considers the effect on the UK economy of a persistent inflationary environment. Here inflation remains above target for much of the forecast period. This persistent inflation is created by a combination of factors, including higher energy costs exacerbated by the Ukraine/Russia crisis and curtailment of oil supply by OPEC countries; continuous wage rises resulting in a spiral effect pushed by increasing numbers of strikes and falling productivity.
Despite the peak in inflation having already passed in Q422, inflation remains slightly above the 2% target over the 5-year forecast period. The 2.8% peak to trough fall in GDP is similar to the early 1980s recession due to inflation remaining higher for longer, which in turn reduces households' real incomes and therefore consumption. This is despite higher wage settlements due to increased strike action. Unemployment peaks at 6.2% in 2026 as although inflation eventually returns to target, Bank Rate remains at higher levels compared to recent history and growth is still muted due to weak productivity as investment levels remain low.  The large increases in Bank Rate and falling real incomes result in house prices falling by c.26%.
Downside 2 - The scenario shows a marked fall in GDP, with rising unemployment and falling house prices reflecting the ongoing issues of a higher interest rate environment and above target inflation, which feeds across the whole economy. It also reflects the ongoing strike action by various unions pushing for stronger pay growth, alongside dealing with potential blackouts caused by an increase in energy shortage over the winter months in Q423 and into early 2024. It also assumes that major risk events continue to occur exposing risks to countries’ fiscal position and the means to respond to such events. For this scenario, an overlay to the unemployment rate was also made to the model output from the OGEM. This was to account for the possibility of a recession of similar magnitude to that of
2008/09 where the unemployment rate peaked at 8.5%.
Key changes to our alternative scenarios in 2023
In 2023 we did not make any methodological changes to the scenarios.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 49
Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 31 December 2023 were:

		Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted(4)
		%	%	%	%	%	%
GDP(1)	2022 (actual)	4.3	4.3	4.3	4.3	4.3	4.3
	2023	0.6	0.5	0.5	0.5	0.3	0.5
	2024	1.0	0.4	(0.1)	(1.8)	(3.3)	(0.4)
	2025	2.1	1.3	0.2	(0.9)	(1.4)	0.6
	2026	2.4	1.5	0.5	0.4	0.6	1.1
	2027	2.4	1.4	0.3	0.7	2.2	1.4
	2028	2.4	1.4	0.3	0.8	2.6	1.4
	5-year average increase/decrease	2.1	1.2	0.3	(0.2)	0.1	N/A
	Peak/(trough) at(2)(3)	—	—	(0.2)	(2.8)	(5.1)	(1.1)
Bank Rate(1)	2022 (actual)	3.50	3.50	3.50	3.50	3.50	3.50
	2023	5.25	5.25	5.25	5.25	5.25	5.25
	2024	4.25	4.50	5.25	6.50	3.75	4.88
	2025	3.25	3.50	4.00	5.00	2.00	3.68
	2026	2.75	3.25	3.25	3.75	2.00	3.18
	2027	2.75	3.00	3.00	3.00	2.50	2.93
	2028	2.75	3.00	3.00	3.00	2.50	2.93
	5-year end period	2.75	3.00	3.00	3.00	2.50	N/A
	Peak/(trough) at	5.25	5.25	5.75	6.50	5.25	5.55
HPI(1)	2022 (actual)	5.0	5.0	5.0	5.0	5.0	5.0
	2023	(1.7)	(2.2)	(4.7)	(6.3)	(7.8)	(3.8)
	2024	2.0	(1.0)	(11.7)	(18.8)	(25.8)	(7.8)
	2025	6.5	2.5	3.4	3.6	3.6	3.3
	2026	5.1	3.0	2.1	1.6	1.6	2.7
	2027	4.0	3.0	3.0	1.6	1.6	2.7
	2028	3.6	3.0	3.1	1.8	1.8	2.7
	5-year average increase/decrease	4.3	2.0	(0.8)	(3.3)	(5.4)	N/A
	Peak/(trough) at(2)	(3.7)	(6.5)	(17.5)	(25.5)	(33.0)	(13.8)
Unemployment(1)	2022 (actual)	3.7	3.7	3.7	3.7	3.7	3.7
	2023	4.3	4.3	4.3	4.3	4.4	4.3
	2024	4.3	4.8	4.8	5.6	8.5	5.3
	2025	3.7	4.4	4.9	5.9	8.0	5.1
	2026	3.4	4.3	5.2	6.2	7.4	5.0
	2027	3.0	4.3	5.4	6.1	6.8	4.9
	2028	3.0	4.2	5.3	5.8	6.2	4.7
	5-year end period	3.0	4.2	5.3	5.8	6.2	N/A
	Peak/(trough) at	4.5	4.8	5.5	6.2	8.5	5.5
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)GDP peak taken from GDP level at Q2-23 and HPI peak taken from HPI level at Q3-22.
(3)Reported as Peak/(trough) from 2023 to align with other metrics.
(4)The weighted peak to trough and 5 year peak calculations are based on the annual profiles shown.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 50
The table below sets out our macroeconomic assumptions and their evolution throughout the forecast period for each of the five scenarios at 31 December 2022:

		Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted(5)
		%	%	%	%	%	%
GDP(1)	2021 (actual)	7.5	7.5	7.5	7.5	7.5	7.5
	2022	4.4	4.4	4.3	4.2	3.7	4.3
	2023	(1.0)	(1.3)	(1.9)	(2.7)	(6.4)	(2.2)
	2024	0.8	0.5	(0.3)	(0.9)	(0.7)	—
	2025	2.0	1.6	0.5	0.2	1.7	1.2
	2026	2.0	1.5	0.4	0.6	1.5	1.2
	5-year average increase/decrease	1.2	0.8	(0.2)	(0.5)	(0.6)	0.3
	Cumulative growth/(fall) to peak/(trough)(2)(4)	6.0	3.8	(0.8)	(2.2)	(3.1)	1.3
Bank Rate(1)	2021 (actual)	0.25	0.25	0.25	0.25	0.25	0.25
	2022	3.50	3.50	3.50	3.50	3.50	3.50
	2023	3.75	4.00	3.50	6.00	3.75	4.29
	2024	3.00	3.25	2.75	5.50	3.00	3.59
	2025	2.50	2.75	2.50	3.50	2.75	2.85
	2026	2.25	2.50	2.25	3.00	2.50	2.55
	5-year end period	2.25	2.50	2.25	3.00	2.50	2.55
	Peak/(trough) at(3)	3.75	4.00	3.50	6.00	4.00	4.31
HPI(1)	2021 (actual)	8.7	8.7	8.7	8.7	8.7	8.7
	2022	7.6	7.0	7.6	7.6	7.6	7.3
	2023	(8.8)	(10.0)	(10.0)	(10.9)	(15.8)	(10.7)
	2024	(4.3)	—	(6.7)	(8.8)	(14.3)	(4.4)
	2025	0.6	2.0	(3.1)	(4.9)	(4.1)	(0.8)
	2026	4.1	3.0	(0.2)	(0.6)	4.7	2.0
	5-year average increase/decrease	(0.7)	(0.6)	(3.8)	(4.7)	(4.8)	(2.3)
	Peak/(trough) at(3)	(12.8)	(11.2)	(19.0)	(23.1)	(30.7)	(16.8)
Unemployment(1)	2021 (actual)	4.0	4.0	4.0	4.0	4.0	4.0
	2022	3.7	3.8	3.7	3.7	4.4	3.8
	2023	4.7	4.7	5.1	5.5	8.5	5.3
	2024	4.5	5.1	5.4	5.9	8.0	5.6
	2025	4.5	4.5	5.8	6.4	7.4	5.4
	2026	4.4	4.3	6.1	6.6	6.8	5.3
	5-year end period	4.2	4.3	6.1	6.4	6.2	5.2
	Peak/(trough) at(3)	4.7	5.1	6.1	6.6	8.5	5.9
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
(2)This is the cumulative growth for the 5-year period.
(3)For GDP and house price growth it is the peak to trough change within the 5-year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(4) If we had calculated GDP on the peak/(trough) basis as adopted for 2023 our upside scenario would have been (1.5%); base case scenario (1.9%); downside 1 (2.7%); stubborn inflation (4.0%); downside 2
(8.8%).
(5)The weighted peak to trough and 5-year peak calculations are based on the annual profiles shown.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 51
Scenario weights
Each quarter, we undertake a full review of the scenario weights we apply. We consider the weighting of the economic scenarios as a whole, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of the weighting of a scenario, we undertake a Monte Carlo analysis to ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring based on past experience and therefore assign a weight to that scenario.
The scenario weights we applied for 2023 and 2022 were:

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
Scenario weights	%	%	%	%	%	%
2023	10	50	10	20	10	100
2022	5	50	15	20	10	100
2023 compared to 2022
We continue to use both the entire historical GDP data set available for the Monte Carlo analysis to smooth out the large GDP data swings seen in the pandemic as well as the data set from 2009 onwards. The CAGRs are now returning to more 'normal' levels associated with our scenarios as the economy unwinds from the
2020 shock. For H223, the base case using the 2009 data set show that the base case sits around the 50th probability path and that the downside scenarios sit between the 60th to 80th probability paths suggesting that a lower weight than the base case remains appropriate.
We also need to consider the UK economic and political environment when applying weights. Given the current cost of living crisis, we remain of the view that the risks to UK growth are still biased to the downside and include: further geopolitical events creating more challenges for economies both in the UK and abroad; the potential for further upside inflation surprises causing inflation to stay above target for longer, raising the cost of living and so reducing consumer demand;
continuing weak investment reflecting the uncertain nature of the economic environment; and a continuing and significant mismatch between vacancies and skills along with a smaller labour force, which may bring disruption to any recovery in the latter years of the forecast.
In 2023, we increased the weight on the Upside scenario by 5% with a corresponding decrease in our Downside 1 to rebalance the overall weighted ECL. It was also to reflect both the change in the fan chart parameters used to determine the Upside and Downside 1 scenarios and the fact that the economic growth outlook has improved slightly since the end of 2022.
Definition of default (Credit impaired) (audited)
We define a financial instrument as in default (i.e. credit impaired) for the purpose of calculating ECL if it is more than three months past due, or if we have data that suggests the customer is unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail and Business Banking and Consumer Finance
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
–Performing non-forborne accounts, which under our internal rating-based basis are subject to a 3-month cure period. For accounting purposes, we classify them in Stage 2 until they cure all SICR triggers.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 52
Significant Increase in Credit risk (SICR) (audited)
Loans which have suffered a SICR since origination are subject to a lifetime ECL assessment which extends to a maximum of the contractual term of the loan, or the behavioural term for a revolving facility. Loans which have not experienced a SICR are provided for on a 12-month basis. We assess the credit risk profile of each facility to determine which of three stages to allocate them to:
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
Quantitative criteria
We use quantitative criteria to identify where an exposure has increased in credit risk. We base our criteria on whether any increase in the lifetime PD since origination exceeds a threshold in relative and absolute terms. We base the value anticipated at origination on similar assumptions and data to the ones we use at the reporting date, adjusted to reflect the account surviving to that date. The comparison uses either an annualised lifetime PD, where the lifetime PD is divided by the forecast period, or the absolute change in lifetime PD since origination. These two sets of criteria are used to determine whether a significant increase of credit risk has concurred since origination. The criteria for 2023 and 2022 were:

Retail and Business Banking				Consumer Finance(2)	Corporate & Commercial Banking	Corporate Centre
Mortgages	Everyday Banking(1)
	Personal loans	Credit cards	Overdrafts
30bps	30bps	340bps	260bps	300bps	30bps	Internal rating method
(1)For larger business banking customers, we apply the same criteria that we use for Corporate & Commercial Banking.
(2)Consumer Finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison.
Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of changes in PD. The criteria for 2023 and 2022 were:

Retail and Business Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Mortgages	Everyday Banking(1)
	Personal loans	Credit cards	Overdrafts
– In forbearance – Default in last 24m – 30 Days past due (DPD) in last 12m – Bankrupt – £100+ arrears	– In Collections – Default in last 12m – £50+ arrears	– In forbearance – Default in last 12m – In Collections – £100+ arrears – Behaviour score indicators	– Fees suspended – Default in last 12m – Debit dormant >35 days – Any excess in month	– In forbearance – Deceased or Insolvent – Court ‘Return of goods’ order or Police watchlist – Agreement terminated – Payment holiday – Cash Collection	– In forbearance – Default in last 12m – Watchlist: proactive management – Default at proxy origination	– Watchlist: proactive management
(1)For larger business banking customers, we apply the same criteria that we use for Corporate & Commercial Banking.
We continue to apply the additional qualitative assessment that was introduced as part of a Judgemental Adjustment that commenced during 2022 in response to the cost of living crisis. Exposures that were deemed more significantly impacted by cost of living pressures based on indebtedness and disposable income thresholds were migrated to Stage 2. See 'Judgemental Adjustments (JAs)' below for more details.
Backstop criteria
As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.
Improvement in credit risk or cure
We transfer Stage 3 exposures to Stage 2 or Stage 1 when we no longer consider them to be credit impaired. We transfer Stage 2 exposures to Stage 1 when they no longer meet the stage 2 SICR criteria. Where we identified a SICR using quantitative criteria, we transfer the exposures to Stage 1 when they no longer meet the original PD-based transfer criteria. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before we transfer the exposure to Stage 1. For a loan to exit forbearance, it must meet the conditions set out in the section ‘Forbearance’.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 53
Judgemental Adjustments (JAs) (audited)
We use a range of methods to identify whether we need a JA. These include regular reviews of model monitoring tools, changes in the period, trend analysis, comparisons against forecasts, and inputs from expert teams who manage key portfolio risks. We only recognise a JA if its expected impact is over £1m and keep it in place until we no longer need it. This is usually when we build it into our core credit model or the conditions that led to raising the JA no longer exist.
Our Risk Provisions & Forecasting team calculate JAs to ensure they are incremental to the core credit model and to ensure the calculation is performed in a consistent and controlled manner. We apply standard end-user computing controls to JAs expected to be in place for more than six months. The CRPF reviews and approves all JAs on a quarterly basis.

	Retail and Business Banking
		Everyday Banking		Consumer Finance	CCB	Corporate Centre	Total
	Mortgages	Credit Cards	Other
2023	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	132	123	123	62	240	—	680
Individually assessed	4	—	—	—	124	—	128
ECL before JAs	136	123	123	62	364	—	808
JAs (excluding Affordability and Cost of Living JAs)
Long-term indeterminate arrears	16	—	—	—	—	—	16
12+ months in arrears	14	—	—	—	—	—	14
UPL loss floor	—	—	6	—	—	—	6
Model underestimation	36	—	—	—	—	—	36
Corporate single large exposure	—	—	—	—	23	—	23
Other	12	1	3	4	(31)	—	(11)
Total JAs (excluding Affordability and Cost of Living JAs)	78	1	9	4	(8)	—	84
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain pressures	—	—	—	—	24	—	24
Secured affordability	9	—	—	4	—	—	13
Unsecured affordability	—	16	22	—	—	—	38
Mortgage refinancing risk	19	—	—	—	—	—	19
SME debt burden	—	—	6	—	—	—	6
Total Affordability and Cost of Living JAs	28	16	28	4	24	—	100
Total JAs	106	17	37	8	16	—	184
Total ECL	242	140	160	70	380	—	992

2022	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	133	112	93	65	194	—	597
Individually assessed	—	—	—	—	112	—	112
ECL before JAs	133	112	93	65	306	—	709
JAs (excluding Affordability and Cost of Living JAs)
Long-term indeterminate arrears	13	—	—	—	—	—	13
12+ months in arrears	22	—	—	—	—	—	22
UPL loss floor	—	—	15	—	—	—	15
Model underestimation	36	2	19	—	—	—	57
Corporate single large exposure	—	—	—	—	23	—	23
Other	20	1	10	2	3	—	36
Total JAs (excluding Affordability and Cost of Living JAs)	91	3	44	2	26	—	166
Affordability and Cost of Living JAs
Corporate lending to segments affected by supply chain pressures	—	—	—	—	61	—	61
Mortgage affordability	27	—	—	—	—	—	27
Retail Unsecured Affordability	—	15	20	—	—	—	35
SME debt burden	—	—	7	—	—	—	7
Total Affordability and Cost of Living JAs	27	15	27	—	61	—	130
Total JAs	118	18	71	2	87	—	296
Total ECL	251	130	164	67	393	—	1,005

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 54
JAs (excluding Affordability and Cost of Living JAs)
–Long-term indeterminate arrears: To mitigate the risk of model underestimation, we fully provide for accounts in arrears which have neither repaid (cured)
nor been written-off after a period of two years for unsecured portfolios or five years for secured portfolios. For our secured portfolios, we use expected security valuations at the point of repossession to estimate the adjustment. At 31 December 2023, we only had to make an adjustment for mortgages. When calculating this JA, we assume a two year delay in the time to repossessions which reflects experience and ensures the LTVs are impacted by our multiple scenario forecasts for HPI. Over the medium term, as we continue to address long-term arrears in the portfolio, we expect the need for this JA will reduce. Had management assumed no delay in repossessions, the JA would be £12m.
–12+ months in arrears: To mitigate the risk of model underestimation, we fully provide for mortgage accounts more than 12 months past due after deducting a historically observed self-cure rate. When calculating this JA, we assume a two year delay in the time to repossessions which reflects experience and ensures the LTVs are impacted by our multiple scenario forecasts for HPI. Over the medium term, as we continue to address long-term arrears in the portfolio, we expect the need for this JA will reduce. Had management assumed no delay in repossessions, the JA would be £6m.
–UPL loss floor: We use this JA to address the perceived macroeconomic insensitivity in our Unsecured Personal Loans (UPL) models. This arises where historical analysis of losses shows a larger correlation to the International Labour Organisation (ILO) unemployment forecast than the model gives. The JA then uplifts the lifetime losses expected in each of the macroeconomic scenarios in the model to meet the expected losses the historical analysis predicts.
–Model underestimation: During the pandemic, the government introduced various support schemes which resulted in built up savings and subdued arrears and defaults. This JA reduces the risk of potential ECL underestimation caused by the artificially low modelled PDs. Had management applied the same PD uplift on the upside scenario, the JA would be £13m. Had management applied the same PD uplift on the Downside 3 scenario as the Base case, Upside and
Downside 1 scenarios, the JA would be £65m.
–Corporate single large exposure: This JA safeguards against individual large exposures defaulting. We currently use the JA to safeguard against two historically observed single name large losses in CCB. We continue to assess this risk over the medium term based on actual experience and refine the estimate based on changes in our portfolio credit quality and loan size mix. Had management assumed only one average loss was incurred, the JA would be
£12m. The JA would be £35m assuming three average losses were incurred. This JA is still needed given UK corporate insolvencies have risen to a 30-year high. In the current high-interest rate environment, the risk of single name defaults which incur high losses is considered greater than before as government support schemes ceased.
–Other: This includes adjustments for CCB and mortgages. In CCB, we calibrate our corporate model PDs based on a historical model development observation period. We hold a JA to recalibrate these PDs to reflect more recent experience. This JA will be embedded into the model in 2024 with no material net impact expected. In mortgages, this JA includes a similar adjustment to recalibrate the PD and LGDs to exclude the period impacted by Covid-19.
Affordability and Cost of Living JAs
–Corporate lending to segments affected by supply chain pressures: This JA reflects the corporate lending risks to those sectors susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand and exposure to supply chain pressures. We updated the assumptions of this JA to reflect the available historical default emergence of the sectors in scope of the JA. This JA calculates ECL depending on customers'
risk profiles in stage 1 and transfers the customers into stage 2. In the case of those customers already in stage 2 the JA is calculated by stressing PD levels according to the risk profile of those customers. The range for this JA can be between £16m to £58m depending on PD assumptions of high and severe sectors.
–Secured affordability: We use this JA to identify over-indebted customers who, in the current high-interest rate environment, are more susceptible to stress.
The JA uses available bureau information (Consumer Indebtedness Index (CII) > 40) and classifies over-indebted customers as Stage 2, which are subsequently provided for on a lifetime basis. The JA reflects the most recent available performance information for customers in scope of the judgement. At 31
December 2023, these accounts made up a significant amount of the total mortgage Stage 2 population as £2.9bn mortgages were moved from Stage 1 into
Stage 2 as a result. Had management lowered the CII threshold to 30, the JA would be £21m. Had management increased the CII threshold to 50, the JA would be £8m.
–Unsecured affordability: The JA accounts for repayment affordability risk amongst customers with low disposable income. We use a combination of performance indicators and forward-looking estimated disposable income to identify the number of unsecured customers that may struggle to meet their contractual obligations in the current macroeconomic environment. Their overall level of unsecured debt is also considered (for Credit Cards and Banking products) to determine whether they can absorb additional financial stress. Had management not considered the total level of unsecured debt as an additional filter to identify customers in scope of the JA, the JA would be £47m. Had management considered the same level of Total Unsecured Debt (TUD) for UPL exposures as for Cards and Banking, the JA would be £31m.
–Mortgage refinancing risk: We introduced this JA in December 2023. It considers the risk of mortgage customers being unable to afford their new mortgage instalment after re-mortgaging in the current high-interest rate environment. The JA assesses the likely mortgage payment against the stressed interest rate that customers had been assessed against at the point of application. Customers that are likely to secure rates above their stress levels are considered at risk of not being able to afford their new mortgage. Their respective PDs are uplifted to account for the elevated levels of defaults observed for the most recent cohorts of refinanced mortgages. The JA transfers £6.8bn of exposures into Stage 2. The JA was designed using some profiling characteristics of customers that took advantage of the Mortgage Charter government scheme as some of these accounts are considered to be at higher risk of arrears. Had management replaced the probability weighted interest rate view with a flat 5% forecast, the JA would be £9m. Had management assumed a flat 6% forecast, the JA would be £22m.
–SME debt burden: This JA takes account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs as these are government guaranteed, but instead considers the possible impact on repayment of other lending with us.
2023 compared to 2022
JAs reduced from £296m to £184m. The proportion of JAs to total ECL decreased from 29% to 19%. This was mainly due to the models reacting to the economic environment normalising post Covid-19, reducing the need for JAs. In 2023, we expanded the scope of the Mortgage Affordability JA to include Consumer
Finance (previously included in Other) and renamed it as the Secured Affordability JA. We also renamed the Retail Unsecured Affordability JA as the Unsecured
Affordability JA with no change in the scope. In addition, we introduced a Mortgage Refinancing risk JA to target customers susceptible to refinance risk in response to the cost of living crisis and increased interest rates. In 2023, in response to increasing regulatory requirements under SS1/23, we introduced a JA framework to further enhance the governance around judgements.
Climate change
In 2023 and 2022, we assessed the risks to asset valuations in the customer loan book from both transitional and physical risks associated with climate change. At 31 December 2023 and 2022, we did not consider it appropriate to recognise a climate risk related JA for the following reasons:
–The behavioural life of the loan book is less than five years. Any material transitional risks are generally regarded to be relevant over a longer timeframe than five years and, as such, the risk predominantly relates to assets yet to be written;
–There have been no observed default events or SICRs due to climate change for any part of the loan book;
–The absolute exposure to fossil fuel industries is not material. On an individually assessed basis, clients in these industries are highly rated and their markets remain highly liquid;
–The residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles. The residual value risk is already set at the more cautious end of the acceptable range to capture the inherent risk of diesel obsolescence and measurement uncertainty of electric vehicles;
–ECL calculations are based on multiple forward-looking economic scenarios developed by management covering a period of 5 years, during which timeframe climate change risks may crystallise;
–The proportion of mortgage loans subject to flood and subsidence risk is not material. The terms of our mortgage lending also require homeowners to have an active flood protection at any point of the contract.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 55
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
Individually assessed corporate Stage 3 exposures (audited)
We assess the ECL requirement for large single name corporate exposures on an individual basis when they meet our definition of default and are transferred into
Stage 3. This assessment takes into consideration the latest specific information about the counterparty to determine a probability weighted ECL based on a best, worst and mid case outcome. For those loans that were in default (i.e. Stage 3), the ECL net of government guarantee was £124m at 31 December 2023 (2022:
£112m). Had management assumed the best or worst outcome in terms of loss estimates, the ECL could have been within a range of £42m to £209m.
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
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that may have had a material impact on the ECL allowance and profit before tax.
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
no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside	Base case	Downside 1	Stubborn Inflation	Downside 2	Weighted
2023	£m	£m	£m	£m	£m	£m
Exposure	294,877	294,877	294,877	294,877	294,877	294,877
Retail and Business Banking	201,977	201,977	201,977	201,977	201,977	201,977
Of which:
– Mortgages	181,188	181,188	181,188	181,188	181,188	181,188
Consumer Finance	5,228	5,228	5,228	5,228	5,228	5,228
CCB	27,277	27,277	27,277	27,277	27,277	27,277
Corporate Centre	60,395	60,395	60,395	60,395	60,395	60,395

ECL	833	896	991	1,176	1,410	992
Retail and Business Banking	419	465	536	689	889	542
Of which:
– Mortgages	141	174	234	363	562	242
Consumer Finance	68	69	70	72	72	70
CCB	346	362	385	415	449	380
Corporate Centre	—	—	—	—	—	—

2022	£m	£m	£m	£m	£m	£m
Exposure	306,284	306,284	306,284	306,284	306,284	306,284
Retail and Business Banking	213,557	213,557	213,557	213,557	213,557	213,557
Of which:
– Mortgages	192,346	192,346	192,346	192,346	192,346	192,346
Consumer Finance	5,740	5,740	5,740	5,740	5,740	5,740
CCB	28,277	28,277	28,277	28,277	28,277	28,277
Corporate Centre	58,710	58,710	58,710	58,710	58,710	58,710

ECL	930	932	993	1,149	1,383	1,005
Retail and Business Banking	489	497	529	647	830	544
Of which:
– Mortgages	214	218	244	324	501	251
Consumer Finance	65	66	65	68	69	67
CCB	376	369	399	434	484	394
Corporate Centre	—	—	—	—	—	—
2023 compared to 2022
ECL was broadly flat in 2023. In Retail and Business Banking, Mortgages ECL decreased as house prices held up better than expected and Unsecured lending
ECL increased in line with arrears. These are yet to rise above pre Covid-19 levels. CCB ECL decreased due to a small number of default cases that were exited late in 2023. The value of JAs decreased in 2023 with models better reflecting the economic environment as the economic distortion caused by Covid-19 reduced.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 56
HPI sensitivity
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions used to calculate the ECL allowance for residential mortgages would have the most significant impact on the ECL allowance. The table below shows the ECL impact on the profit before tax of applying an immediate and permanent house price increase/decrease to our unweighted base case scenario, and assumes no changes to the stage allocation of exposures.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2023	70	38	(54)	(155)
2022	48	32	(61)	(176)
2023 compared to 2022
The sensitivity to decreases in house prices was similar to 2022, but the sensitivity to increases in house prices was higher than in 2022. This is a function of the model and JA interaction under a more benign economic environment. The drop in the average property value in 2023 resulted in a bigger potential benefit of future house price increases, which was the main driver for the higher sensitivity towards +10/+20% house price increases.
Both the modelled ECL and the JAs were stressed in the sensitivity analysis to assess the potential impact on ECL from housing market volatility.
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

We use the original effective interest rate as the discount rate. For accounts in default, we use the EAD as the reporting date balance. We also calculate an LGD to reflect the default status of the account, considering the current DPD and loan-to-value. PD and SR are not required for accounts in default.
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
Grouping of instruments for losses measured on a collective basis
We measure ECL at the individual financial instrument level. However, where we have used internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups. We typically group instruments where they share risk characteristics using statistical models and assess them for impairment collectively. We use this approach for all our Retail and Business Banking and Consumer Finance portfolios, and SME customers in Corporate & Commercial Banking.
We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.
For all our portfolios (whether we assess them for impairment individually or collectively) we use five forward-looking economic scenarios.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 57
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
–Benchmarking: we compare our coverage levels with our peers
–Stand-back testing: we monitor the level of our coverage against actual write-offs
–Back-testing: we compare key drivers periodically as part of model monitoring practices
–Monitoring trends: we track ECL and Staged assets over time and against our internal budgets and forecasts, with triggers set accordingly.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 58
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
life of the facility, the maximum exposure is the total amount of the commitment.

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral(1)
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting(2)	Net exposure
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	38.2	—	38.2	—	—	—	—	—	—	38.2
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Retail Mortgages(4)	172.9	(0.2)	172.7	8.3	—	8.3	—	(175.4)	—	5.6
–Corporate loans	18.3	(0.3)	18.0	8.9	—	8.9	(0.1)	(15.3)	—	11.5
–Finance leases	4.6	(0.1)	4.5	—	—	—	—	(4.5)	—	—
–Accrued interest and other adjustments	0.9	—	0.9	—	—	—	—	—	—	0.9
–Other unsecured loans	7.1	(0.3)	6.8	13.8	(0.1)	13.7	—	—	—	20.5
–Amounts due from fellow Banco Santander group subsidiaries and JVs	4.5	—	4.5	—	—	—	—	—	—	4.5
Total loans and advances to customers	208.3	(0.9)	207.4	31.0	(0.1)	30.9	(0.1)	(195.2)	—	43.0
–Loans and advances to banks	1.1	—	1.1	0.5	—	0.5	—	—	—	1.6
–Reverse repurchase agreements – non trading	12.5	—	12.5	—	—	—	—	(12.4)	(0.1)	—
–Other financial assets at amortised cost	0.2	—	0.2	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	222.1	(0.9)	221.2	31.5	(0.1)	31.4	(0.1)	(207.6)	(0.1)	44.8
Financial assets at fair value at FVOCI:
–Debt securities	8.5	—	8.5	—	—	—	—	—	—	8.5
Total financial assets at FVOCI	8.5	—	8.5	—	—	—	—	—	—	8.5
Total	268.8	(0.9)	267.9	31.5	(0.1)	31.4	(0.1)	(207.6)	(0.1)	91.5

2022
Cash and balances at central banks	44.2	—	44.2	—	—	—	—	—	—	44.2
Financial assets at amortised cost:
–Loans and advances to customers:(3)
–Retail Mortgages(4)	184.3	(0.2)	184.1	8.0	—	8.0	—	(187.4)	—	4.7
–Corporate loans	19.1	(0.4)	18.7	9.3	—	9.3	(0.1)	(16.5)	—	11.4
–Finance leases	4.6	(0.1)	4.5	0.4	—	0.4	—	(4.8)	—	0.1
–Accrued interest and other adjustments	0.7	—	0.7	—	—	—	—	—	—	0.7
–Other unsecured loans	7.7	(0.2)	7.5	13.7	(0.1)	13.6	—	—	—	21.1
–Amounts due from fellow Banco Santander group subsidiaries and JVs	4.2	—	4.2	—	—	—	—	—	—	4.2
Total loans and advances to customers	220.6	(0.9)	219.7	31.4	(0.1)	31.3	(0.1)	(208.7)	—	42.2
–Loans and advances to banks	1.0	—	1.0	0.4	—	0.4	—	—	—	1.4
–Reverse repurchase agreements – non trading	7.3	—	7.3	—	—	—	—	(7.3)	—	—
–Other financial assets at amortised cost	0.2	—	0.2	—	—	—	—	—	—	0.2
Total financial assets at amortised cost	229.1	(0.9)	228.2	31.8	(0.1)	31.7	(0.1)	(216.0)	—	43.8
Financial assets at FVOCI:
–Debt securities	6.0	—	6.0	—	—	—	—	—	—	6.0
Total financial assets at FVOCI	6.0	—	6.0	—	—	—	—	—	—	6.0
Total	279.3	(0.9)	278.4	31.8	(0.1)	31.7	(0.1)	(216.0)	—	94.0
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
collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 59
The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral(1)		Netting(2)	Net exposure
		Cash	Non-cash
2023	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	1.4	(0.8)	—	(0.5)	0.1
–Other financial assets at FVTPL	0.3	—	—	—	0.3
Total	1.7	(0.8)	—	(0.5)	0.4

2022
Financial assets at FVTPL:
–Derivative financial instruments	2.4	—	(1.7)	(0.5)	0.2
–Other financial assets at FVTPL	0.1	—	—	—	0.1
Total	2.5	—	(1.7)	(0.5)	0.3
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
equivalent credit rating grade used by Standard & Poor’s Ratings Services (S&P).

Santander UK risk grade	PD range
	Mid	Lower	Upper	S&P equivalent
	%	%	%
9	0.010	0.000	0.021	AAA to AA+
8	0.032	0.021	0.066	AA to AA-
7	0.100	0.066	0.208	A+ to BBB
6	0.316	0.208	0.658	BBB- to BB
5	1.000	0.658	2.081	BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B-
2	31.623	20.811	99.999	CCC to C
1 (Default)	100.000	100.000	100.000	D
The PDs in the table above are based on Economic Capital (EC) PD mappings, calculated based on the average PD over an economic cycle. This is different to the IFRS 9 PDs which are calculated at a point in time using forward looking economic scenarios. Where possible, the EC PD values are aligned to the regulatory capital models; however, any regulatory floors are removed and PDs are defined at every possible rating rather than grouped into rating buckets.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 60
Rating distribution (audited)
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. Financial assets with low risk concentrations are not included and are all investment grade. JAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)(2)
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	5.3	34.2	84.4	48.9	14.6	8.3	5.4	7.2	(0.9)	207.4
–Stage 1	5.3	33.1	80.4	43.6	10.3	2.8	0.3	6.9	(0.1)	182.6
–Stage 2	—	1.1	4.0	5.3	4.3	5.4	2.4	0.1	(0.4)	22.2
–Stage 3	—	—	—	—	—	0.1	2.7	0.2	(0.4)	2.6
Of which mortgages:	5.2	32.5	79.9	41.5	6.6	3.7	3.5	—	(0.2)	172.7
–Stage 1	5.2	31.4	75.9	36.3	3.6	0.4	0.2	—	—	153.0
–Stage 2	—	1.1	4.0	5.2	3.0	3.2	1.4	—	(0.1)	17.8
–Stage 3	—	—	—	—	—	0.1	1.9	—	(0.1)	1.9

Total off–balance sheet	—	6.3	7.0	6.8	4.6	1.7	0.4	4.7	(0.1)	31.4
–Stage 1	—	6.3	6.9	6.7	4.4	1.2	0.1	4.7	—	30.3
–Stage 2	—	—	0.1	0.1	0.2	0.5	0.2	—	(0.1)	1.0
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other(1)(2)
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.2	0.1	—	0.4	1.8
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	13.3
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.6
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.0

Total off–balance sheet	—	—	—	—	—	0.1	—	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	9.1
–Stage 3	—	—	—	—	—	—	—	—	—	—

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 61

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)(2)		Total
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	9.5	35.9	85.6	52.1	15.2	9.2	5.4	7.7	(0.9)	219.7
–Stage 1	9.5	35.6	83.9	47.9	11.1	3.9	0.5	7.3	(0.1)	199.6
–Stage 2	—	0.3	1.7	4.2	4.1	5.2	2.6	0.2	(0.5)	17.8
–Stage 3	—	—	—	—	—	0.1	2.3	0.2	(0.3)	2.3
Of which mortgages:	9.5	33.4	82.3	45.0	7.2	3.8	3.1	—	(0.2)	184.1
–Stage 1	9.5	33.1	80.7	41.1	4.1	0.5	0.1	—	—	169.1
–Stage 2	—	0.3	1.6	3.9	3.1	3.2	1.3	—	(0.1)	13.3
–Stage 3	—	—	—	—	—	0.1	1.7	—	(0.1)	1.7

Total off–balance sheet	0.1	7.2	6.9	6.5	4.9	2.1	0.4	3.7	(0.1)	31.7
–Stage 1	0.1	7.2	6.8	6.4	4.7	1.7	0.2	3.7	—	30.8
–Stage 2	—	—	0.1	0.1	0.2	0.4	0.1	—	(0.1)	0.8
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1

	Santander UK risk grade									Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other(1)(2)	Total
2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	—	0.2	0.2	0.5	—	0.9	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.2	0.2	—	0.5	2.8
–Stage 3	—	—	—	—	—	—	0.3	—	0.3	13.0
Of which mortgages:	—	—	—	—	0.1	0.1	—	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	0.1	—	—	—	0.1	0.8
–Stage 3	—	—	—	—	—	0.1	—	—	0.1	5.9

Total off–balance sheet	—	—	—	—	—	—	0.1	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	0.1	—	0.1	12.5
–Stage 3	—	—	—	—	—	—	—	—	—	—
(1)Includes Joint Ventures and Business Banking (including BBLs balances). We use scorecards for these items, rather than rating models. Off-balance sheet exposures also include residential mortgage offers in the pipeline.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
Arrears over 90 days past due

	31 December 2023	31 December 2022
	%	%
Mortgages	0.80	0.62
Credit Cards	0.51	0.49
UPL	0.73	0.61
Overdrafts	2.43	2.24
Business Banking	4.15	3.47
Consumer Finance	0.43	0.44
2023 compared to 2022
With a slower housing market and higher mortgage rates, applications fell in 2023. Our decision to optimise the balance sheet given higher funding costs contributed to a reduction in mortgage lending.
In 2023, early and late arrears remained at low levels despite a slight increase across the portfolio.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 62
Credit quality (audited)
Total on-balance sheet exposures at 31 December 2023 comprised £203.1bn of customer loans, loans and advances to banks of £1.1bn, £12.6bn of sovereign assets measured at amortised cost, £8.5bn of assets measured at FVOCI, and £38.2bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2023	£m	£m	£m	£m
Exposures
On-balance sheet
Retail and Business Banking	158,782	18,866	2,239	179,887
Consumer Finance	4,870	330	28	5,228
CCB	13,822	3,418	699	17,939
Corporate Centre	60,395	—	—	60,395
Total on-balance sheet	237,869	22,614	2,966	263,449
Off-balance sheet
Retail and Business Banking(1)	21,597	434	59	22,090
Consumer Finance	—	—	—	—
CCB	8,745	547	46	9,338
Corporate Centre	—	—	—	—
Total off-balance sheet(2)	30,342	981	105	31,428
Total exposures	268,211	23,595	3,071	294,877

ECL
On-balance sheet
Retail and Business Banking	57	273	169	499
Consumer Finance	21	30	19	70
CCB	64	118	163	345
Corporate Centre	—	—	—	—
Total on-balance sheet	142	421	351	914
Off-balance sheet
Retail and Business Banking	16	26	1	43
Consumer Finance	—	—	—	—
CCB	12	14	9	35
Corporate Centre	—	—	—	—
Total off-balance sheet	28	40	10	78
Total ECL	170	461	361	992

Coverage ratio(3)%		%	%	%
On-balance sheet
Retail and Business Banking	—	1.4	7.5	0.3
Consumer Finance	0.4	9.0	68.5	1.3
CCB	0.5	3.5	23.4	1.9
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	1.9	11.8	0.3
Off-balance sheet
Retail and Business Banking	0.1	6.0	2.8	0.2
Consumer Finance	—	—	—	—
CCB	0.1	2.5	20.2	0.4
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	4.1	10.4	0.2
Total coverage	0.1	2.0	11.8	0.3
(1)Off-balance sheet exposures include£3.3bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31.
(3)ECL as a percentage of the related exposure.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 63
Total on-balance sheet exposures at 31 December 2022 comprised £215.7bn of customer loans, loans and advances to banks of £1.0bn, £7.5bn of sovereign assets measured at amortised cost, £6.0bn of assets measured at FVOCI, and £44.2bn of cash and balances at central banks.

	Gross write-offs	Stage 1	Stage 2	Stage 3	Total
2022	£m	£m	£m	£m	£m
Exposures
On-balance sheet
Retail and Business Banking		175,365	14,399	2,072	191,836
Consumer Finance		5,005	350	29	5,384
CCB		14,507	3,476	535	18,518
Corporate Centre		58,710	—	—	58,710
Total on-balance sheet		253,587	18,225	2,636	274,448
Off-balance sheet
Retail and Business Banking(1)		21,175	490	56	21,721
Consumer Finance		356	—	—	356
CCB		9,310	412	37	9,759
Corporate Centre		—	—	—	—
Total off-balance sheet(2)		30,841	902	93	31,836
Total exposures		284,428	19,127	2,729	306,284

ECL and Gross Write-offs
On-balance sheet
Retail and Business Banking	113	56	295	151	502
Consumer Finance	19	19	27	21	67
CCB	24	69	155	138	362
Corporate Centre	—	—	—	—	—
Total on-balance sheet	156	144	477	310	931
Off-balance sheet
Retail and Business Banking	—	12	28	2	42
Consumer Finance	—	—	—	—	—
CCB	—	14	11	7	32
Total off-balance sheet	—	26	39	9	74
Total ECL	156	170	516	319	1,005

Coverage ratio(3)%			%	%	%
On-balance sheet
Retail and Business Banking		—	2.0	7.3	0.3
Consumer Finance		0.4	7.7	72.4	1.2
CCB		0.5	4.5	25.8	2.0
Corporate Centre		—	—	—	—
Total on-balance sheet		0.1	2.6	11.8	0.3
Off-balance sheet
Retail and Business Banking		0.1	5.7	3.6	0.2
Consumer Finance		—	—	—	—
CCB		0.2	2.7	18.9	0.3
Total off-balance sheet		0.1	4.3	9.7	0.2
Total coverage		0.1	2.7	11.7	0.3
(1)Off-balance sheet exposures include £2.8bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 31.
(3)ECL as a percentage of the related exposure.
2023 compared to 2022
The ECL provision at 31 December 2023 decreased by £13m to £992m (2022: £1,005m) largely due to updated economic assumptions.
Gross write-off utilisation of £232m in CCB and unsecured retail (2022: £157m).
Key movements in exposures and ECL in the year by Stage were:
–The reduction in Stage 1 exposures was mainly driven by reduced Mortgage new business due to slowing of the housing market, and customers reducing debt in response to increasing rates. The Stage 1 ECL was broadly flat as reduced Mortgage Stage 1 exposures had little impact on ECL due to their secured nature.
–Stage 2 exposures increased reflecting current economic conditions, but levels of arrears are yet to increase above the long-term average. Stage 2 ECL reduced primarily due to the reduced requirement for mortgages, driven by house prices performing better than expected, and in CCB where expected loss rates improved.
–Stage 3 exposures rose due to the economic environment with increases across all portfolios. ECL increased, driven by CCB and Mortgages.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 64
Stage 2 analysis (audited)
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

2023		PD deterioration	Forbearance	Other	30 DPD	Secured affordability	Unsecured affordability	Mortgage Refinancing	High risk corporate	Total
Retail and Business Banking - Mortgages	Exposure £m	5,877	516	265	560	2,889	—	7,769	—	17,876
	ECL £m	65	2	3	11	9	—	19	—	109
Consumer Finance	Exposure £m	115	—	126	25	64	—	—	—	330
	ECL £m	10	—	5	11	4	—	—	—	30
CCB	Exposure £m	1,809	85	533	93	—	—	—	898	3,418
	ECL £m	75	2	17	2	—	—	—	22	118
Corporate Centre	Exposure £m	—	—	—	—	—	—	—	—	—
	ECL £m	—	—	—	—	—	—	—	—	—
Total Drawn	Exposure £m	8,345	601	960	856	2,953	232	7,769	898	22,614
	ECL £m	249	4	33	46	13	35	19	22	421
Undrawn	ECL £m	28	—	4	3	—	3	—	2	40
Total Reported	Exposure £m	9,160	601	1,152	893	2,889	233	7,769	898	23,595
	ECL £m	277	4	37	49	13	38	19	24	461

2022
Retail and Business Banking - Mortgages	Exposure £m	7,310	449	241	463	4,961	—	n/a	—	13,424
	ECL £m	86	2	5	10	27	—	n/a	—	130
Consumer Finance	Exposure £m	159	—	164	27	—	—	n/a	—	350
	ECL £m	11	—	6	10	—	—	n/a	—	27
CCB	Exposure £m	1,548	64	684	214	—	—	n/a	966	3,476
	ECL £m	81	4	1	10	—	—	n/a	59	155
Corporate Centre	Exposure £m	—	—	—	—	—	—	n/a	—	—
	ECL £m	—	—	—	—	—	—	n/a	—	—
Total Drawn	Exposure £m	9,560	513	1,137	890	4,961	198	n/a	966	18,225
	ECL £m	284	6	22	48	27	31	n/a	59	477
Undrawn	ECL £m	19	—	8	6	—	4	n/a	2	39
Total Reported	Exposure £m	10,323	625	1,116	937	4,961	199	n/a	966	19,127
	ECL £m	303	6	30	54	27	35	n/a	61	516
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 65
Reconciliation of exposures, loss allowance and net carrying amounts (audited)
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL , and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2023	£m	£m	£m	£m	£m
Retail and Business Banking(1)(2)	179,887	499	179,388	22,090	43
Consumer Finance	5,228	70	5,158	—	—
Corporate & Commercial Banking	17,939	345	17,594	9,338	35
Corporate Centre	60,395	—	60,395	—	—
Total exposures presented in Credit Quality tables	263,449	914	262,535	31,428	78
Joint ventures			4,544
Other items			751
Adjusted net carrying amount			267,830
Assets classified at FVTPL			1,694
Non-financial assets(3)			5,924
Total assets per the Consolidated Balance Sheet			275,448

2022
Retail and Business Banking(1)(2)	191,836	502	191,334	21,721	42
Consumer Finance	5,384	67	5,317	356	—
Corporate & Commercial Banking	18,518	362	18,156	9,759	32
Corporate Centre	58,710	—	58,710	—	—
Total exposures presented in Credit Quality tables	274,448	931	273,517	31,836	74
Joint ventures			4,164
Other items			745
Adjusted net carrying amount			278,426
Assets classified at FVTPL			2,536
Non-financial assets(3)			4,251
Total assets per the Consolidated Balance Sheet			285,213
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgages products.
(2)Off-balance sheet exposures include credit cards.
(3)Non-financial assets include £632m (2022: £2,657m) of Macro hedge of interest rate risk.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 66
Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	284,428	170	19,127	516	2,729	319	306,284	1,005
Transfers from Stage 1 to Stage 2(3)	(12,945)	(9)	12,945	9	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	5,913	111	(5,913)	(111)	—	—	—	—
Transfers to Stage 3(3)	(598)	(6)	(920)	(38)	1,518	44	—	—
Transfers from Stage 3(3)	28	1	304	15	(332)	(16)	—	—
Transfers of financial instruments	(7,602)	97	6,416	(125)	1,186	28	—	—
Net ECL remeasurement on stage transfer(4)	—	(111)	—	145	—	130	—	164
Change in economic scenarios(2)	—	29	—	(33)	—	9	—	5
New lending and assets purchased(5)	25,409	28	562	45	59	20	26,030	93
Redemptions, repayments and assets sold(7)	(33,805)	(35)	(3,017)	(53)	(886)	(46)	(37,708)	(134)
Changes in risk parameters and other movements(6)	(219)	(8)	507	(34)	395	133	683	91
Assets written off(7)	—	—	—	—	(412)	(232)	(412)	(232)
At 31 December 2023	268,211	170	23,595	461	3,071	361	294,877	992
Net movement in the period	(16,217)	—	4,468	(55)	342	42	(11,407)	(13)

ECL (release)/charge to the Income Statement		—		(55)		274		219
Less: Discount unwind		—		—		(21)		(21)
Less: Recoveries net of collection costs		—		—		7		7
Total ECL (release)/charge to the Income Statement		—		(55)		260		205

At 1 January 2022	292,366	132	17,964	330	3,017	403	313,347	865
Transfers from Stage 1 to Stage 2(3)	(9,100)	(25)	9,100	25	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	7,207	133	(7,207)	(133)	—	—	—	—
Transfers to Stage 3(3)	(621)	(4)	(624)	(32)	1,245	36	—	—
Transfers from Stage 3(3)	10	1	758	150	(768)	(151)	—	—
Transfers of financial instruments	(2,504)	105	2,027	10	477	(115)	—	—
Net ECL remeasurement on stage transfer(4)	—	(110)	—	98	—	110	—	98
Change in economic scenarios(2)	—	37	—	123	—	3	—	163
New lending and assets purchased(5)	48,194	42	1,119	76	64	24	49,377	142
Redemptions, repayments and assets sold(7)	(54,546)	(35)	(2,065)	(60)	(950)	(35)	(57,561)	(130)
Changes in risk parameters and other movements(6)	918	(1)	82	(61)	375	86	1,375	24
Assets written off(7)	—	—	—	—	(254)	(157)	(254)	(157)
At 31 December 2022	284,428	170	19,127	516	2,729	319	306,284	1,005
Net movement in the period	(7,938)	38	1,163	186	(288)	(84)	(7,063)	140

ECL charge/(release) to the Income Statement		38		186		73		297
Less: Discount unwind		—		—		(13)		(13)
Less: Recoveries net of collection costs		—		—		36		36
Total ECL charge/(release) to the Income Statement		38		186		96		320
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
(6)Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 67
COUNTRY RISK EXPOSURES (audited)
We manage our country risk exposure under our global limits framework. We set our Risk Appetite for each country, considering factors that may affect its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we need to.
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
balances with other Banco Santander group members. We show them separately in the section that immediately follows.

	2023						2022
		Financial institutions						Financial institutions
	Governments	Banks(1)	Other	Retail	Corporate	Total(2)	Governments	Banks(1)	Other	Retail	Corporate	Total(2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Eurozone
Ireland	—	—	3.1	—	0.1	3.2	—	—	2.3	—	0.1	2.4
Spain	—	—	—	—	—	—	—	—	—	—	—	—
France	0.1	1.7	0.8	—	—	2.6	0.1	0.8	0.5	—	—	1.4
Germany	—	0.2	0.3	—	—	0.5	—	0.3	—	—	0.1	0.4
Luxembourg	—	—	0.5	—	0.1	0.6	—	—	—	—	—	—
Other(3)	0.3	0.7	—	—	—	1.0	0.3	0.5	—	—	—	0.8
	0.4	2.6	4.7	—	0.2	7.9	0.4	1.6	2.8	—	0.2	5.0
Other countries
UK	38.5	1.7	6.5	206.0	25.0	277.7	44.1	1.8	5.8	217.3	26.9	295.9
US	—	0.7	—	—	—	0.7	0.1	0.9	0.1	—	—	1.1
Japan	2.0	0.9	—	—	—	2.9	1.1	0.3	—	—	—	1.4
Switzerland	2.1	—	—	—	—	2.1	1.2	—	—	—	—	1.2
Other	0.1	1.2	0.2	0.1	0.7	2.3	0.1	0.7	0.2	—	0.5	1.5
	42.7	4.5	6.7	206.1	25.7	285.7	46.6	3.7	6.1	217.3	27.4	301.1
Total	43.1	7.1	11.4	206.1	25.9	293.6	47.0	5.3	8.9	217.3	27.6	306.1
(1)Excludes balances with central banks.
(2)Excludes cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets.
(3)      Includes The Netherlands £0.3bn (2022: £0.1bn), Belgium £0.5bn (2022: £0.6bn), and Finland £0.1bn (2022: £0.1bn).
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
transactions with third parties, and in a way that manages the credit risk within limits acceptable to the Board and the PRA.
At 31 December 2023 and 31 December 2022, we had gross balances with other Banco Santander group members as follows:

	2023				2022
	Financial institutions				Financial institutions
	Banks	Other	Corporate	Total	Banks	Other	Corporate	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Spain	0.8	—	—	0.8	1.4	—	—	1.4
UK	—	4.6	—	4.6	—	4.2	—	4.2
	0.8	4.6	—	5.4	1.4	4.2	—	5.6
Liabilities
Spain	1.1	0.1	—	1.2	1.7	0.1	—	1.8
UK	—	14.3	—	14.3	—	15.6	—	15.6
	1.1	14.4	—	15.5	1.7	15.7	—	17.4

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 68
RETAIL AND BUSINESS BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail and Business Banking in separate sections below for Mortgages, our largest portfolio, and our Everyday Banking portfolio.
RETAIL AND BUSINESS BANKING: MORTGAGES – CREDIT RISK REVIEW
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK.
Borrower profile (audited)

	Stock				New business
	2023		2022		2023		2022
	£m	%	£m	%	£m	%	£m	%
Home movers(1)	71,931	42	76,357	41	5,009	41	12,221	36
Remortgagers(2)	48,475	28	53,190	29	3,901	32	10,644	31
First-time buyers	36,868	21	37,971	21	3,015	25	8,129	24
Buy-to-let	15,585	9	16,799	9	239	2	3,133	9
	172,859	100	184,317	100	12,164	100	34,127	100
(1)'Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
(2)'Remortgagers’ are new customers who are taking a new mortgage with us.
As well as the new business in the table above, there were £31.2bn (2022: £24.9bn) of remortgages where we moved our customers with maturing mortgages onto new ones. We also provided £0.7bn (2022: £1.2bn) of further advances and flexible mortgage drawdowns. 77% (2022: 81%) of customers with a maturing mortgage were retained, which applied to mortgages four months post maturity, based on a 12-month average of retention rates to September 2023 and
December 2022 respectively.
2023 compared to 2022
In 2023, mortgage asset stock decreased across all sectors, with the stock borrower profile unchanged. Our new business also decreased, particularly in the Buy-
to-Let sector reflecting market conditions where landlords' appetite to expand their portfolios reduced. In 2023, we helped first-time buyers buy their new home with £3.0bn of gross lending (2022: £8.1bn).
Interest rate profile (audited)
The interest rate profile of our maturing mortgage asset stock was:

	2023		2022
	£m	%	£m	%
Fixed rate	153,207	89	163,622	89
Of which maturing:
–< 12 months	37,630	22	38,233	21
–Later than 1 year but no later than 3 years	65,502	38	38,213	21
–Later than 3 years but no later than 4 years	34,725	20	24,310	13
–Later than 4 years but no later than 5 years	10,977	6	24,888	14
–Later than 5 years	4,373	3	37,978	21
Variable rate	13,761	8	12,430	7
Standard Variable Rate (SVR)	3,915	2	5,645	3
Follow on Rate (FoR)	1,976	1	2,620	1
	172,859	100	184,317	100
2023 compared to 2022
In 2023, we continued to see customers refinance from reversion to fixed rate products influenced by rapid increases in interest rates, with a slight increase in demand for variable rate products tracking the Bank of England base rate. We also saw more customers choosing shorter-term fixed rate products in 2023.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 69
Geographical distribution (audited)
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business
	2023	2022	2023	2022
Region	£bn	£bn	£bn	£bn
London	44.0	47.0	2.9	8.3
Midlands and East Anglia	24.2	25.6	1.8	5.3
North	22.9	24.4	1.7	4.7
Northern Ireland	2.6	2.9	0.1	0.3
Scotland	6.4	6.8	0.6	1.2
South East excluding London	54.8	58.4	3.8	10.6
South West, Wales and other	18.0	19.2	1.3	3.7
	172.9	184.3	12.2	34.1
2023 compared to 2022
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-
to-income multiple of mortgage lending in the year, based on average earnings of new business at inception, was 2.98 (2022: 3.35).
Mortgage loan size (audited)
The split of our mortgage asset by size was:

Mortgage loan size	2023	2022
>£1.0m	2%	2%
£0.5m to £1.0m	10%	10%
£0.25m to £0.5m	31%	31%
<£0.25m	57%	57%
Average loan size (stock) (1)	£187k	£183k
Average loan size (new business)	£228k	£237k
(1) Average initial advance of existing stock.
Loan-to-value analysis (audited)
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business.
We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	2023					2022
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	78,673	31	1,106	12	2,616	87,379	37	1,111	14	4,890
>50-60%	32,837	24	347	10	1,604	35,664	29	283	11	4,014
>60-70%	30,874	40	246	16	1,977	33,868	50	197	16	6,104
>70-80%	18,721	48	138	19	2,736	17,824	45	110	15	10,094
>80-90%	8,893	35	67	15	2,318	7,339	29	42	9	6,002
>90-100%	2,416	20	39	11	900	1,873	17	32	9	2,999
>100%	445	44	65	25	13	370	45	52	21	24
	172,859	242	2,008	108	12,164	184,317	252	1,827	95	34,127
Collateral value (1)	172,803		1,997		12,164	184,269		1,818		34,126

	%		%		%	%		%		%
Average LTV - Balance weighted(2)	51		49		66	50		47		69
(1)Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £389m (2022: £323m).
(2)Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) +  ...) /(Loan 1 balance + Loan 2 balance+...).
The balance weighted average LTV of new business in the period in London was 65% (2022: 66%). £45bn of new business and internal transfers were re-priced in 2023 and a further £39bn will reach the end of the incentive period by the end of 2024. Arrears from recent internal transfers remain low, with less than 1% of customers entering arrears within 12 months. 85% of lending is prime UK retail mortgages with an average new loan size of £228k (2022: £237k). Unsecured retail constitutes 3% of lending.
2023 compared to 2022
There were no significant changes in collateral quality in 2023. Despite economic pressures, balance weighted average LTVs of stock were broadly flat over the period. Balance weighted average LTVs of new business reduced in 2023 driven by proportionally more lending at LTV<=60%. We monitor the profile of new lending and take action as needed to ensure the LTV mix of completions is in line with our risk appetite.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 70
Credit performance (audited)

	2023	2022
	£m	£m
Mortgage loans and advances to customers	172,859	184,317
of which:
–Stage 1	152,975	169,066
–Stage 2	17,876	13,424
–Stage 3	2,008	1,827
Loss allowances(1)	242	251

	%	%
Stage 1 ratio(2)	88.50	91.73
Stage 2 ratio(2)	10.34	7.28
Stage 3 ratio	1.17	1.00
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 67 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	176,965	25	13,533	131	1,848	95	192,346	251
Transfers from Stage 1 to Stage 2(3)	(10,791)	(3)	10,791	3	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,778	30	(4,778)	(30)	—	—	—	—
Transfers to Stage 3(3)	(335)	(3)	(566)	(15)	901	18	—	—
Transfers from Stage 3(3)	14	—	277	9	(291)	(9)	—	—
Transfers of financial instruments	(6,334)	24	5,724	(33)	610	9	—	—
Net ECL remeasurement on stage transfer(4)	—	(28)	—	40	—	22	—	34
Change in economic scenarios(2)	—	—	—	(2)	—	3	—	1
New lending and assets purchased(5)	12,947	4	154	3	5	1	13,106	8
Redemptions, repayments and assets sold(7)	(23,081)	(6)	(1,752)	(12)	(417)	(14)	(25,250)	(32)
Changes in risk parameters and other movements(6)	666	5	338	(17)	36	3	1,040	(9)
Assets written off (7)	—	—	—	—	(54)	(11)	(54)	(11)
At 31 December 2023	161,163	24	17,997	110	2,028	108	181,188	242
Net movement in the period	(15,802)	(1)	4,464	(21)	180	13	(11,158)	(9)

ECL (release)/charge to the Income Statement		(1)		(21)		24		2
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		28		28
Total ECL (release)/charge to the Income Statement		(1)		(21)		49		27

At 1 January 2022	177,696	13	11,152	88	1,815	89	190,663	190
Transfers from Stage 1 to Stage 2(3)	(5,834)	(1)	5,834	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,961	16	(2,961)	(16)	—	—	—	—
Transfers to Stage 3(3)	(278)	(2)	(448)	(11)	726	13	—	—
Transfers from Stage 3(3)	4	—	279	9	(283)	(9)	—	—
Transfers of financial instruments	(3,147)	13	2,704	(17)	443	4	—	—
Net ECL remeasurement on stage transfer(4)	—	(15)	—	40	—	8	—	33
Change in economic scenarios(2)	—	1	—	21	—	2	—	24
New lending and assets purchased(5)	35,028	7	529	11	1	—	35,558	18
Redemptions, repayments and assets sold(7)	(32,565)	(3)	(1,229)	(11)	(415)	(12)	(34,209)	(26)
Changes in risk parameters and other movements(6)	(47)	9	377	(1)	14	7	344	15
Assets written off(7)	—	—	—	—	(10)	(3)	(10)	(3)
At 31 December 2022	176,965	25	13,533	131	1,848	95	192,346	251
Net movement in the period	(731)	12	2,381	43	33	6	1,683	61

ECL charge/(release) to the Income Statement		12		43		9		64
Less: Discount unwind		—		—		(2)		(2)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		12		43		6		61

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 71
Loan modifications (audited)
Forbearance(1)
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2023	2022
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	346	315
–Net modification loss	5	7
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	79	91
The balances at 31 December 2023 and 31 December 2022, analysed by their staging at the period-end and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Total	Loss allowances
2023	£m	£m	£m	£m	£m	£m
Stage 2	325	386	211	11	933	7
Stage 3	284	150	64	171	669	30
	609	536	275	182	1,602	37
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	0.9%

2022
Stage 2	309	319	240	6	874	11
Stage 3	298	140	65	190	693	31
	607	459	305	196	1,567	42
Proportion of portfolio	0.3%	0.3%	0.2%	0.1%	0.9%
(1)We base forbearance type on the first forbearance on the accounts.
At 31 December 2023, the proportion of the mortgage portfolio in forbearance remained flat at 0.9% (2022: 0.9%) and the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments was 81% (2022: 85%). The weighted average LTV of all accounts in forbearance was 44% (2022: 43%) compared to the weighted average portfolio LTV of 51% (2022: 50%)
At 31 December 2023, the carrying value of mortgages classified as multiple forbearance decreased to £121m (2022: £152m).
Other loan modifications
Santander UK supports the Mortgage Charter which was published in July 2023. There were no modification gains or losses arising from the Charter.
We have made additional customer support solutions available since then, allowing customers who are up-to-date with their payments to make interest-only payments for six months or extend their mortgage term to reduce their monthly payments. The following table provides information on such loan modifications.

	2023		2022
	Term extension	Interest-only	Term extension	Interest-only
	£m	£m	£m	£m
Stage 1	120	1,166	n/a	n/a
Stage 2	30	500	n/a	n/a
Stage 3	2	18	n/a	n/a
	152	1,684	n/a	n/a
At 31 December 2023, there were £1.6bn (2022: £1.9bn) of other mortgages on the balance sheet that we had modified since January 2008. At 31 December
2023, the average LTV was 24% (2022: 24%), and 93% (2022: 94%) of accounts had made their last six months’ contractual payments. The proportion of accounts that were 90 days or more in arrears was 1.74% (2022: 1.53%).
There were no other loan modifications made in 2023 and 2022.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 72
RETAIL AND BUSINESS BANKING: MORTGAGES – PORTFOLIOS OF
PARTICULAR INTEREST
Introduction
We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans
With an interest-only mortgage, the customer pays interest every month, but the principal is only repaid at the end of the mortgage term.
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

Part interest-only, part repayment loans
Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-
only part. This means these loans have a higher credit risk as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this risk. We also make sure the customer has a plausible repayment plan before we lend to them and stays on track for the loan term.
We mitigate the risk from these loans in similar ways to those used for interest-only mortgages. The maximum LTV for new loans is 85%.
For most applicants, up to 50% of that can be interest-only. For high net worth customers, it can be up to 75%.  When a customer plans to repay the interest-only element of their mortgage by selling the property, we require a minimum equity buffer of £250k. We manage communications and extension options in similar ways to those used for interest-only mortgages.

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

Loans with an LTV >100%
In some cases, property prices have fallen, so mortgages we gave in the past with lower LTVs now have LTVs greater than 100%. Where the mortgage balance is more than the property is now worth, we cannot recover the full value of the loan by repossessing and selling the property. This means there is a higher credit risk on these loans, so we monitor them as part of our assessment of ongoing portfolio performance. We design new account LTV maximums to mitigate an increase in accounts with an LTV >100%.

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

Climate change
The value of property collateral for mortgages might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk or changing environmental performance standards for property. In 2023 we reviewed the proportion of mortgage loans subject to flood and subsidence risk and concluded that the risk was not material. The terms of our mortgage lending require homeowners to buy suitable insurance which transfers the majority of the risk to asset valuations to third party insurers.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 73
Credit performance (audited)

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest- only, part repayment (2)	Flexible	LTV >100%	Buy-to-let	Other portfolio
2023	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	172,859	38,825	12,584	5,418	445	15,585	118,981
–Stage 1	152,975	32,012	10,896	4,420	276	13,887	107,834
–Stage 2	17,876	5,829	1,449	744	104	1,647	10,402
–Stage 3	2,008	984	239	254	65	51	745
Stage 3 ratio	1.17%	2.55%	1.90%	5.01%	14.57%	0.33%	0.63%
Properties in possession	23	12	3	2	5	1	8
Balance weighted LTV (indexed)	51%	48%	51%	37%	116%	60%	53%

2022
Mortgage portfolio	184,317	40,825	13,510	6,765	370	16,799	126,996
–Stage 1	169,066	35,702	12,143	5,713	217	15,884	118,507
–Stage 2	13,424	4,250	1,149	839	101	876	7,791
–Stage 3	1,827	873	218	213	52	39	698
Stage 3 ratio	1.00%	2.16%	1.62%	3.45%	13.94%	0.23%	0.55%
Properties in possession	47	18	8	3	7	1	16
Balance weighted LTV (indexed)	50%	47%	49%	36%	117%	58%	52%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £9,531m (2022: £10,010m) and the non-interest-only part of the loan.
2023 compared to 2022
In 2023, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans was broadly stable at 32.9% (2022: 33.1%).
BTL mortgage balances decreased £1.2bn to £15.6bn (2022: £16.8bn) driven by our strategy to deleverage our mortgage portfolio and changes in the market dynamic. In 2023, the balance weighted average LTV of mortgage total new BTL lending was 58% (2022: 67%).
Forbearance(1)  (audited)
The balances at 31 December 2023 and 31 December 2022 were:

	Interest-only(2)	Flexible	LTV >100%	Buy-to-Let
2023	£m	£m	£m	£m
Total	365	74	12	23
–Stage 2	216	55	3	16
–Stage 3	149	19	9	7

2022
Total	290	36	9	15
–Stage 2	111	19	—	11
–Stage 3	179	17	9	4
(1)Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)Comprises full interest-only loans and part interest-only, part repayment loans.
2023 compared to 2022
Forbearance levels increased slightly although were lower than expected in 2023, with customers having the option to move to a temporary interest-only conversion under the Mortgage Charter.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 74
RETAIL AND BUSINESS BANKING: EVERYDAY BANKING – CREDIT RISK REVIEW
Credit performance (audited)

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2023	£m	£m	£m	£m	£m	£m
Loans and advances to customers	1,819	2,064	2,674	471	5,209	7,028
of which:
–Stage 1	1,574	1,743	2,283	207	4,233	5,807
–Stage 2	115	294	345	236	875	990
–Stage 3	130	27	46	28	101	231
Loss allowances(1)	16	66	140	78	284	300
Stage 3 undrawn exposures	2				37	39
Stage 3 ratio	7.25%				2.65%	3.83%
Gross write-offs (12 months)	11				119	130

2022
Loans and advances to customers	2,519	1,982	2,558	461	5,001	7,520
of which:
–Stage 1	2,223	1,730	2,192	155	4,077	6,300
–Stage 2	133	231	329	282	842	975
–Stage 3	163	21	37	24	82	245
Loss allowances(1)	19	62	130	82	274	293
Stage 3 undrawn exposures	3				32	35
Stage 3 ratio	6.58%				2.27%	3.71%
Gross write-offs (12 months)	11				99	110
(1)The ECL allowance is for both on and off–balance sheet exposures.
2023 compared to 2022
Business Banking balances were lower, mainly due to reductions in the Bounce Back Loans (BBL) portfolio. Stage 3 assets reduced, although this had a minimal impact on write-offs as the reduction in assets was mainly due to the BBLs where the 100% government guarantee was claimed. Stage 2 and 3 unsecured assets and write-offs increased reflecting the current economic environment. However, these rates are yet to exceed long run averages. 55% (2022: 55%) of credit card customers repay their balance in full each month and UPL average customer balances remained unchanged at £6,000.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 75
Loan modifications (audited)
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	Business banking	Credit cards	Overdrafts	Total
2023	£m	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	—	13	8	21
–Net modification loss	—	14	6	20
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	2	1	3

2022
Financial assets modified in the period:
–Amortised cost before modification	—	7	7	14
–Net modification loss	—	7	6	13
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	—	3	1	4
The balances at 31 December 2023 and 31 December 2022 were:

		Other unsecured
	Business banking	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2023	£m	£m	£m	£m	£m	£m
Total	3	1	47	19	67	70
–Stage 2	—	1	5	2	8	8
–Stage 3	3	—	42	17	59	62

2022
Total	3	1	34	16	51	54
–Stage 2	—	1	6	2	9	9
–Stage 3	3	—	28	14	42	45
Other loan modifications
There were no other loan modifications made in 2023 and 2022.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 76
CONSUMER FINANCE – CREDIT RISK REVIEW
Credit performance (audited)

	2023	2022
	£m	£m
Loans and advances to customers	5,228	5,384
of which:
–Stage 1	4,870	5,005
–Stage 2	330	350
–Stage 3	28	29
Loss allowances(1)	70	67
Stage 3 ratio	0.53%	0.54%
Gross write-offs	23	19
(1)The ECL allowance is for both on and off–balance sheet exposures.
2023 compared to 2022
In 2023, we maintained our prudent Consumer (auto) finance underwriting criteria. The product mix was broadly unchanged, with wholesale balances increasing slightly.
At 31 December 2023, Consumer (auto) finance gross lending (new business) was £2,055m (2022: £2,519m). Wholesale loans (Stock finance) to car dealerships at 31 December 2023 were approximately 9.9% (2022: 10.1%) of the Consumer loan book. At 31 December 2023, the average Consumer (auto) finance loan size was £17,308 (2022: £17,256).
The risk profile was stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.
Loan modifications (audited)
Forbearance
There were no accounts in forbearance at 31 December 2023 and 31 December 2022.
Other loan modifications
There were no other loan modifications made in 2023 and 2022.
The gross carrying amount of financial assets for which the ECL allowance changed to a 12-month measurement at 31 December 2023 was £30m (2022: £95m).

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 77
CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 67 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	23,838	83	3,888	166	572	145	28,298	394
Transfers from Stage 1 to Stage 2(3)	(1,376)	(1)	1,376	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	512	10	(512)	(10)	—	—	—	—
Transfers to Stage 3(3)	(118)	(3)	(258)	(8)	376	11	—	—
Transfers from Stage 3(3)	1	—	9	1	(10)	(1)	—	—
Transfers of financial instruments	(981)	6	615	(16)	366	10	—	—
Net ECL remeasurement on stage transfer(4)	—	(16)	—	29	—	64	—	77
Change in economic scenarios(2)	—	30	—	(30)	—	6	—	6
New lending and assets purchased(5)	7,257	5	132	6	38	10	7,427	21
Redemptions, repayments and assets sold(7)	(6,713)	(13)	(869)	(10)	(193)	(23)	(7,775)	(46)
Changes in risk parameters and other movements(6)	(834)	(19)	199	(13)	137	28	(498)	(4)
Assets written off (7)	—	—	—	—	(175)	(68)	(175)	(68)
At 31 December 2023	22,567	76	3,965	132	745	172	27,277	380
Net movement in the period	(1,271)	(7)	77	(34)	173	27	(1,021)	(14)

ECL (release)/charge to the Income Statement		(7)		(34)		95		54
Less: Discount unwind		—		—		(9)		(9)
Less: Recoveries net of collection costs		—		—		(5)		(5)
Total ECL (release)/charge to the Income Statement		(7)		(34)		81		40

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	20,604	50	5,914	127	827	248	27,345	425
Transfers from Stage 1 to Stage 2(3)	(2,195)	(14)	2,195	14	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,023	92	(4,023)	(92)	—	—	—	—
Transfers to Stage 3(3)	(172)	(1)	(111)	(13)	283	14	—	—
Transfers from Stage 3(3)	—	—	463	135	(463)	(135)	—	—
Transfers of financial instruments	1,656	77	(1,476)	44	(180)	(121)	—	—
Net ECL remeasurement on stage transfer(4)	—	(72)	—	(41)	—	61	—	(52)
Change in economic scenarios(2)	—	38	—	76	—	—	—	114
New lending and assets purchased(5)	8,629	16	228	19	43	12	8,900	47
Redemptions, repayments and assets sold(7)	(9,019)	(15)	(584)	(32)	(53)	(17)	(9,656)	(64)
Changes in risk parameters and other movements(6)	1,968	(11)	(194)	(27)	21	(14)	1,795	(52)
Assets written off (7)	—	—	—	—	(86)	(24)	(86)	(24)
At 31 December 2022	23,838	83	3,888	166	572	145	28,298	394
Net movement in the period	3,234	33	(2,026)	39	(255)	(103)	953	(31)

ECL charge/(release) to the Income Statement		33		39		(79)		(7)
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		42		42
Total ECL charge/(release) to the Income Statement		33		39		(40)		32

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 78
Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. guarantees. Therefore, committed exposures are typically higher than asset balances. The derivative and other treasury product exposures (classified under 'Financial Institutions') are also typically lower than the asset balances, because we show our overall risk exposure which takes into account our procedures to mitigate credit risk including netting. The balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.
Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio.
On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	166	911	2,970	3,497	3,575	1,439	118	12,676
Commercial Real Estate	—	—	360	1,684	2,132	972	209	1	5,358
Social Housing	43	3,032	4,881	—	—	—	—	—	7,956
	43	3,198	6,152	4,654	5,629	4,547	1,648	119	25,990
Of which:
Stage 1	43	3,130	6,152	4,618	4,715	2,363	141	118	21,280
Stage 2	—	68	—	36	914	2,184	762	1	3,965
Stage 3	—	—	—	—	—	—	745	—	745

2022
SME and mid corporate	—	336	923	2,341	3,299	5,327	1,791	106	14,123
Commercial Real Estate	—	2	111	2,044	2,128	936	185	1	5,407
Social Housing	44	4,028	3,956	6	—	—	—	—	8,034
	44	4,366	4,990	4,391	5,427	6,263	1,976	107	27,564
Of which:
Stage 1	39	4,364	4,944	4,202	4,773	4,289	386	107	23,104
Stage 2	5	2	46	189	654	1,974	1,018	—	3,888
Stage 3	—	—	—	—	—	—	572	—	572
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
2023 compared to 2022
In 2023, committed exposure reduced by 5.7% , driven by reductions in the SME and mid corporate portfolios, which was down by 10.2%. The rating distribution saw an improvement in the SME and mid corporate portfolios, with Commercial Real Estate broadly stable.
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead. At 31 December 2023 and 31 December 2022 this is mainly focused in the UK.
Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2023	£m	£m	£m
SME and mid corporate	627	190	437
Commercial Real Estate	118	28	90
	745	218	527

2022
SME and mid corporate	513	169	344
Commercial Real Estate	59	30	29
	572	199	373

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 79
Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 31 December 2023 and 31 December 2022.

	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total(1)	Loss allowances
2023	£m	£m	£m	£m	£m	£m
SME and mid corporate	10,140	462	1,447	627	12,676	341
Commercial Real Estate	4,734	10	496	118	5,358	39
Social Housing	7,752	—	204	—	7,956	—
	22,626	472	2,147	745	25,990	380

2022
SME and mid corporate	11,796	431	1,383	513	14,123	355
Commercial Real Estate	4,765	103	480	59	5,407	38
Social Housing	7,978	46	10	—	8,034	1
	24,539	580	1,873	572	27,564	394
(1)Includes committed facilities and derivatives.
2023 compared to 2022
In 2023, Watchlist exposures increased, however the overall quality improved with reductions seen in Enhanced Monitoring of 18.6%. An increase in Proactive
Management of 14.6% was driven by a small number of larger exposures in Social Housing which have been downgraded to Proactive Management following concerns raised by the Social Housing regulators rather than credit concerns.
Loan modifications (audited)
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL.

	2023	2022
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	189	240
–Net modification loss	10	8
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	27	15
We only make forbearance arrangements for lending to customers. The balances at 31 December 2023 and 31 December 2022, analysed by their staging at the period–end and the forbearance we applied, were:

	2023	2022
	£m	£m
Stock(1)
–Term extension	113	98
–Interest-only	215	238
–Other payment rescheduling	264	219
	592	555
Of which:
–Stage 1	2	17
–Stage 2	159	173
–Stage 3	431	365
	592	555
Proportion of portfolio	2.3%	2.0%
(1)We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 80
CORPORATE CENTRE – CREDIT RISK REVIEW
Committed exposures
Credit risk arises on both on- and off–balance sheet transactions, e.g. derivatives.
Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio.
On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
2023	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	42,552	1,896	—	—	—	—	—	—	44,448
Structured Products	170	1,470	787	—	—	—	—	—	2,427
Financial Institutions	1,167	665	393	7	—	—	—	—	2,232
	43,889	4,031	1,180	7	—	—	—	—	49,107
Of which:
Stage 1	43,889	4,031	1,180	7	—	—	—	—	49,107
Stage 2	—	—	—	—	—	—	—	—	—
Stage 3	—	—	—	—	—	—	—	—	—

2022
Sovereign and Supranational	47,040	1,077	—	—	—	—	—	—	48,117
Structured Products	136	1,162	875	—	—	—	—	—	2,173
Financial Institutions	1,191	672	521	26	—	—	—	—	2,410
	48,367	2,911	1,396	26	—	—	—	—	52,700
Of which:
Stage 1	48,367	2,911	1,396	26	—	—	—	—	52,700
Stage 2	—	—	—	—	—	—	—	—	—
Stage 3	—	—	—	—	—	—	—	—	—
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.
2023 compared to 2022
Committed exposures reduced by 6.8% mainly driven by UK Sovereign and Supranational exposures, as part of normal liquid asset portfolio management, which reduced by 7.6%. The portfolio profile remained short-term, reflecting the purpose of the holdings.
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	2023					2022
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	39,581	2,063	—	2,804	44,448	43,936	1,886	83	2,212	48,117
Structured Products	1,430	243	—	754	2,427	1,379	422	4	368	2,173
Financial Institutions	884	968	186	194	2,232	988	1,005	230	187	2,410
	41,895	3,274	186	3,752	49,107	46,303	3,313	317	2,767	52,700
Credit performance (audited)
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. In Corporate Centre, committed exposures were all fully performing at 31 December 2023 and 31 December 2022.
Loan modifications (audited)
There were no loan modifications made in 2023 and 2022.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 81
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

Key metrics
LCR of 159% (2022: 157%)
RFB DoLSub NSFR of 136% (2022: 135%)
RFB DoLSub LCR of 157% (2022: 152%)
Wholesale funding with maturity <1 year £11.9bn (2022:
£11.0bn)
RFB DoLSub LCR eligible liquidity pool of £48.3bn (2022:
£46.3bn)

OUR KEY LIQUIDITY RISKS (audited)
Through our Liquidity Risk Appetite (LRA) framework, we manage our funding or structural contingent and market liquidity risks wherever they arise. This can be in retail and corporate deposit outflows, wholesale secured and unsecured liquidity outflows and off-balance sheet activities. Other risks our framework covers include funding concentrations, intra-day cash flows, intra-group commitments and support, franchise retention and cross currency risk.
Our main sources of liquidity
Customer deposits finance most of our customer lending. Although these funds are mostly callable, in practice they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.
We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates, pensions and investment funds. We access the wholesale funding markets through the issuance of capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 26 and 27 in the Consolidated
Financial Statements.
We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. In addition, we have access to UK
Government funding schemes. We comply with rules set by the PRA, other regulators, and Banco Santander standards. While we manage, consolidate and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from.
Our main uses of liquidity
Our main uses of liquidity are to fund our lending in Retail and Business Banking, Consumer Finance and Corporate & Commercial Banking, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance. We also use liquidity to pay for business combinations.
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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 82
Risk measurement
We use a number of metrics to manage liquidity risk. These include metrics that show the difference between cash and collateral inflows and outflows in different periods. They also include structural metrics, such as our level of encumbered assets.
Ongoing business management
Within our framework of prudent funding and liquidity management, we manage our activities to our liquidity risk appetite. We have clear responsibilities for short-
term funding, medium-term funding, encumbrance, collateral and liquid asset management. This ensures we manage liquidity risks as part of our daily operations, strategy and planning.
Our liquidity management framework is split between short-term and strategic activities. Our short-term activities focus on intra-day collateral management and maintaining liquid assets to cover unexpected demands on cash in a stress, such as large and unexpected deposit withdrawals by customers and loss of wholesale funding. Our strategic activities focus on ensuring we are not over reliant on any one source for funding and that we avoid excessive concentrations in the maturity of our funding.
We regularly test the liquidity of our eligible liquidity pool, in line with PRA rules and Basel guidelines. We do this by realising some of the assets by repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool. As well as our eligible liquidity pool, we always hold a portfolio of unencumbered liquid assets. Our LRA and PRA requirements determine the size and composition of this portfolio. These assets give us a source of contingent liquidity, as we can realise some of them in a stress to create liquidity by repurchase or outright sale to the market.
Stress testing
Our liquidity stress testing framework is central to our LRA measurement and monitoring. To fit with our Risk Appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and appropriate management actions.
Our Risk division runs a range of stress tests. Our LRA stress test consists of three tests that cover idiosyncratic, market-wide and combined scenarios.
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
We run climate change stresses, these include severe physical risks which result in a reduction in retail deposits, increased use of corporate lending facilities and an increase in mortgage defaults and a scenario where there is disorderly transition to net zero, resulting in supply shocks and data transparency concerns.
We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics.
We monitor our LCR and our Net Stable Funding Ratio (NSFR) to ensure we continue to meet the requirements.
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
Recovery and Resolution framework
The CFO is the accountable SMF for recovery and resolution and the related work is managed by the CFO division. They are overseen by the Board Audit
Committee and the Board. We review and refresh our recovery plan each year. It sets out the risks, the indicators we use to monitor those risks, and the actions that are available to mitigate capital, liquidity or combined stress event. We are confident that we have sufficient credible and executable options to respond to a wide range of stresses, be they market-wide or idiosyncratic, in a timely and effective manner. Recovery indicators are both qualitative and quantitative and we have embedded them into our risk frameworks. We monitor recovery capacity, headroom to recovery triggers and recovery indicators regularly. If needed, we would invoke recovery early to mitigate the effects of a stress and restore our financial position and balance sheet strength.
Our resolution capabilities are underpinned by comprehensive governance, testing and assurance arrangements, which seek to ensure that our resolution readiness is maintained and enhanced on an ongoing basis. In October 2023, we submitted our second resolvability self-assessment report to the PRA. This builds on the first self-assessment report submitted in October 2021, as summarised in our June 2022 resolvability public disclosure. The next resolvability public disclosures by the Bank of England and Santander UK are due in June 2024.
Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the BRC.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 83
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 31 December 2023 and 31 December 2022.

	2023	2022
RFB DoLSub LCR(2)	£bn	£bn
Eligible liquidity pool (liquidity value)(1)	47.8	46.2
Net stress outflows	(30.4)	(30.4)
Surplus	17.4	15.8
Eligible liquidity pool as a percentage of anticipated net cash flows	157%	152%
(1)The liquidity value is calculated as applying an applicable haircut to the carrying value.
(2)The RFB LCR was 159% (2022: 157%).
LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2023 and 31 December 2022. It also shows the weighted average carrying value in the year.

RFB DoLSub	Carrying value						Weighted average carrying value in the year
	2023			2022			2023	2022
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	36.1	—	36.1	42.1	—	42.1	38.6	43.5
Government bonds	8.7	0.3	9.0	2.9	—	2.9	6.8	3.8
Supranational bonds and multilateral development banks	0.3	—	0.3	0.3	—	0.3	0.1	0.1
Covered bonds	1.2	1.0	2.2	0.1	0.9	1.0	1.7	0.9
Asset-backed securities	—	0.7	0.7	—	—	—	0.4	0.1
	46.3	2.0	48.3	45.4	0.9	46.3	47.6	48.4
Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.
Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2023 and 31 December 2022. The composition of the pool is consistent with the currency profile of our net liquidity outflows.

RFB DoLSub	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2023	2.4	1.1	44.0	0.8	48.3
2022	0.8	1.3	44.2	—	46.3
RFB DoLSub Net Stable Funding Ratio (NSFR)

	2023	2022
	%	%
RFB DoLSub NSFR	136	135
2023 compared to 2022
We remain in a strong liquidity position. We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 31 December 2023 and 31 December 2022, the LCR and NSFR significantly exceeded regulatory requirements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 84
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
Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. At 31 December 2023, 86% of our total core retail customer liabilities were covered by the Financial Services Compensation Scheme (the FSCS).
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
We do this to lengthen the contractual and behavioural profile of our liability base.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 85
FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our LRA and regulatory liquidity and capital requirements.
Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2023 and 31 December 2022.

		Balance sheet line item
	Funding analysis	Deposits by banks(1)	Deposits by customers(2)	Repurchase agreements - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments(3)
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	1.1	1.1	—	—	—	—	—	—
Certificates of deposit and commercial paper	4.3	—	—	—	—	4.3	—	—
Senior unsecured – public benchmark	12.7	—	1.6	—	—	11.1	—	—
– privately placed	0.8	—	0.1	—	0.6	0.1	—	—
Covered bonds	14.8	—	—	—	—	14.8	—	—
Securitisation and structured issuance	2.7	—	—	—	—	2.7	—	—
TFSME	17.0	17.0	—	—	—	—	—	—
Subordinated liabilities and equity	4.2	—	—	—	—	—	2.2	2.0
Total wholesale funding	57.6	18.1	1.7	—	0.6	33.0	2.2	2.0
Repos	8.4	—	—	8.4	—	—	—	—
Foreign exchange and hedge accounting	1.1	—	—	—	—	0.9	0.2	—
Other	2.5	2.2	—	—	0.3	—	—	—
Balance sheet total	69.6	20.3	1.7	8.4	0.9	33.9	2.4	2.0

2022
Deposits by banks	0.5	0.5	—	—	—	—	—	—
Certificates of deposit and commercial paper	4.7	—	—	—	—	4.7	—	—
Senior unsecured – public benchmark	14.3	—	4.6	—	—	9.7		—
–privately placed	0.6	—	0.1	—	0.4	0.1	—	—
Covered bonds	14.9	—	—	—	—	14.9	—	—
Securitisation and structured issuance	1.0	—	—	—	—	1.0	—	—
TFSME	25.0	25.0	—	—	—	—	—	—
Subordinated liabilities and equity	3.9	—	—	—	—	—	1.9	2.0
Total wholesale funding	64.9	25.5	4.7	—	0.4	30.4	1.9	2.0
Repos	8.0	—	—	8.0	—	—	—	—
Foreign exchange and hedge accounting	1.6	—	0.1	—	—	1.1	0.4	—
Other	3.4	3.0	—	—	0.4	—	—	—
Balance sheet total	77.9	28.5	4.8	8.0	0.8	31.5	2.3	2.0
(1)    Consists of Perpetual Capital Securities. See Note 33 to the Consolidated Financial Statements.
(2)    This is included in our balance sheet total of 190,850m(2022: £195,568m).
(3)    Other consists of items in the course of transmission and other deposits. See Note 24 to the Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 86
Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.
For details of the maturities of financial liabilities and off-balance sheet commitments, see Note 39 to the Consolidated Financial Statements.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2023	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc(1)
Senior unsecured – public benchmark	—	1.6	—	—	—	1.6	2.4	6.8	0.4	11.2
–privately placed	—	—	—	—	—	—	—	0.1	—	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	0.5	—	—	0.5	0.8	1.3	0.9	3.5
	—	1.6	0.5	—	—	2.1	3.2	8.2	1.3	14.8
Other Santander UK plc
Deposits by banks	0.3	0.8	—	—	—	1.1	—	—	—	1.1
Certificates of deposit and commercial paper	1.0	3.3	—	—	—	4.3	—	—	—	4.3
Senior unsecured – public benchmark	—	0.6	0.2	—	—	0.8	0.4	—	0.3	1.5
–privately placed	—	—	—	0.1	—	0.1	0.1	0.2	0.3	0.7
Covered bonds	0.1	1.0	0.9	0.4	1.0	3.4	1.1	9.2	1.1	14.8
Securitisation & structured issuance(2)	—	—	—	—	0.1	0.1	—	2.1	—	2.2
TFSME	—	—	—	—	—	—	17.0	—	—	17.0
Subordinated liabilities	—	—	—	—	—	—	—	—	0.7	0.7
	1.4	5.7	1.1	0.5	1.1	9.8	18.6	11.5	2.4	42.3
Other group entities
Securitisation & structured issuance(3)	—	—	—	—	—	—	0.5	—	—	0.5
31 December 2023	1.4	7.3	1.6	0.5	1.1	11.9	22.3	19.7	3.7	57.6
Of which:
–Secured	0.1	1.0	0.9	0.4	1.1	3.5	18.6	11.3	1.1	34.5
–Unsecured	1.3	6.3	0.7	0.1	—	8.4	3.7	8.4	2.6	23.1

2022
Total at 31 December 2022	2.6	5.2	0.5	1.5	1.2	11.0	6.6	42.2	5.1	64.9
Of which:
–Secured	0.1	1.0	0.2	0.9	—	2.2	3.5	34.0	1.2	40.9
–Unsecured	2.5	4.2	0.3	0.6	1.2	8.8	3.1	8.2	3.9	24.0
(1)96% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of
England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
2023 compared to 2022
Together with our immediate parent, Santander UK Group Holdings plc, our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings. We have stable and diversified wholesale funding programmes.
We repaid £8.0bn of TFSME in 2023 as planned, with £17.0bn outstanding.
At 31 December 2023, 79% (2022: 83%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 35 months (2022: 37 months).

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 87
Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2023 and 31 December 2022.

	2023				2022
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured – public benchmark	23	60	17	—	18	58	24	—
–privately placed	—	—	—	100	—	—	—	100
Subordinated liabilities and equity (incl. AT1)	87	13	—	—	75	25	—	—
	38	48	13	1	27	52	20	1
Other Santander UK plc
Deposits by banks	1	97	2	—	29	71	—	—
Certificates of deposit and commercial paper	29	70	—	1	56	42	2	—
Senior unsecured – public benchmark	21	56	23	—	18	62	20	—
–privately placed	98	—	2	—	95	—	5	—
Covered bonds	54	5	39	2	43	12	45	—
Securitisation & structured issuance	100	—	—	—	100	—	—	—
TFSME	100	—	—	—	100	—	—	—
Subordinated liabilities	76	24	—	—	48	52	—	—
	71	14	15	—	74	12	14	—
Other group entities
Securitisation & structured issuance	100	—	—	—	—	—	—	—

Total	63	23	14	—	63	21	16	—
Term issuance (audited)
In 2023, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	2023	2022
	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured – public benchmark	0.4	1.1	—	—	1.5	3.9
Subordinated debt and equity (inc. AT1)	1.1				1.1	0.8
	1.5	1.1	—	—	2.6	4.7
Other Santander UK plc
Securitisations and other secured funding	1.5	—	—	—	1.5	0.6
Covered bonds	1.5	—	—	0.3	1.8	4.0
Senior unsecured – public benchmark	—	—	—	—	—	—
Senior unsecured – privately placed	0.3	—	—	—	0.3	0.1
	3.3	—	—	0.3	3.6	4.7
Other group entities
Securitisations	0.5	—	—	—	0.5	—
Total gross issuances	5.3	1.1	—	0.3	6.7	9.4

In 2023 we issued c£5.6bn medium-term funding across a range of currencies, including c£1.5bn of issuance to Santander UK Group Holdings plc and c£4.1bn of other secured issuance. We also issued £1.1bn of Tier 2 securities which were bought by Santander UK Group Holdings plc.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 88
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
Assets classified as readily available for encumbrance include cash and securities in our eligible liquidity pool. They also include other unencumbered assets that give us a source of contingent liquidity. We do not rely on these extra unencumbered assets in our LRA, but we might use them in a stress. We can create liquidity by using them as collateral for secured funding or through outright sale. This includes excess collateral already in a secured funding structure and collateral pre-
positioned at central banks that is available for use in secured funding. All other loans and advances are classified as not readily available for encumbrance, however, they may still be suitable for use in secured funding structures.
Encumbrance of customer loans and advances
We issued securitised products to a diverse investor base through our prime mortgage-backed and other asset-backed funding programmes. We raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of
England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages. For more on these programmes, see Notes 14 and 26 to the Consolidated Financial Statements.
On-balance sheet encumbered and unencumbered assets (audited)

	Encumbered with counterparties other than central banks				Assets positioned at central banks(3)
	Covered bonds	Securitis- ations	Other	Total
2023	£m	£m	£m	£m	£m
Cash and balances at central banks(1)(2)	—	—	1,480	1,480	831
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—
–Other financial assets at FVTPL	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers	21,880	5,208	59	27,147	58,489
–Loans and advances to banks	—	—	254	254	—
–Repurchase agreements – non trading	—	—	—	—	—
–Other financial assets at amortised cost	—	—	14	14	—
Financial assets at FVOCI	—	—	5,183	5,183	—
Interests in other entities	—	—	—	—	—
Intangible assets	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—
Current tax assets	—	—	—	—	—
Retirement benefit assets	—	—	—	—	—
Other assets	—	—	—	—	—
Total assets	21,880	5,208	6,990	34,078	59,320

2022
Cash and balances at central banks(1)(2)	—	—	1,330	1,330	893
Financial assets at FVTPL:
–Derivative financial instruments	—	—	—	—	—
–Other financial assets at FVTPL	—	—	—	—	—
Financial assets at amortised cost:
–Loans and advances to customers	21,304	2,851	56	24,211	68,535
–Loans and advances to banks	—	—	163	163	—
–Repurchase agreements – non trading	—	—	—	—	—
–Other financial assets at amortised cost	—	—	48	48	—
Financial assets at FVOCI	—	—	4,365	4,365	—
Interests in other entities	—	—	—	—	—
Intangible assets	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—
Current tax assets	—	—	—	—	—
Retirement benefit assets	—	—	—	—	—
Other assets	—	—	—	—	—
Total assets	21,304	2,851	5,962	30,117	69,428
(1)Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
(2)Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
(3)Comprises pre-positioned assets and encumbered assets.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 89
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
Key metrics CET1 capital ratio of 15.4% (2022: 15.4%) Total qualifying regulatory capital of £14.6bn (2022: £14.3bn)
THE SCOPE OF OUR CAPITAL ADEQUACY
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
In 2022, we developed a Climate Internal Scenario Analysis (CISA) to help understand better the potential impact of climate change on our business portfolios and balance sheet. Since then, we have invested in a strategic solution to deliver capability to run long-term horizon multi-scenario assessments which will inform future strategic decisions and enhance risk management capabilities (CISA Development). The model capability will support in exploring scenarios which would reflect a range of climate outcomes, covering shorter and longer-term (30-year) horizons and reflect physical and transition risks. The CISA outputs will form the basis of our future ICAAP exercises for climate risk and will help us prioritise our actions for the next five years.
We augment our regulatory minimum capital with internal buffers. We hold buffers to ensure we have enough time to take action against unexpected changes.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 90
Risk mitigation
We designed our capital risk framework, policies and procedures to ensure that we operate within our Risk Appetite. We manage capital transferability between our subsidiaries in line with our business strategy, our risk and capital management policies, UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries except for distributions between Santander UK entities in the ring-
fenced bank sub-group and Santander UK entities that are not members of the ring-fenced bank sub-group, where the PRA is required to assess the impact of proposed distribution prior to payment. For details on our Recovery framework in the event of a capital stress, see 'risk mitigation' in the ‘Liquidity risk’ section.
At 31 December 2023, Santander UK plc, Cater Allen Limited, Santander ISA Managers Limited and certain other non-regulated subsidiaries of Santander UK plc were party to a capital support deed entered into on 17 December 2021 and effective from 1 January 2022 (the RFB Sub-Group Capital Support Deed). These
parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 31 December 2024. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties breached or was at risk of breaching its capital resources or risk concentrations requirements.
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
Impact of IFRS 9 on regulatory capital
Our ECL methodology takes account of forward-looking data and covers a range of possible economic outcomes, and so provision movements may result in increased pro-cyclicality of risk-based capital and leverage ratios. However, the impact is currently mitigated by our surplus of IRB model regulatory expected losses over provisions for exposures using the IRB approach. For such exposures (which include residential mortgages) the adverse impact on CET1 capital of provision increases from reserve movements is offset by the related reduction of the negative CET1 capital adjustment for regulatory expected loss amounts. Also, the UK CRR transitional rules for the capital impact of IFRS 9 mean that adverse CET1 effects from increases in ECL-based provisions from the level of such provisions at 1 January 2018 are partly reduced until the end of 2024.
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
take into account the volatility of ECL in our capital planning strategy.
Key capital ratios

	2023	2022
	%	%
CET1 capital ratio	15.4	15.4
AT1	2.9	2.8
Tier 2	3.2	2.2
Total capital ratio	21.5	20.4
The total subordination available to Santander UK plc senior unsecured bondholders was 21.5% (2022 :20.4%) of RWAs.
Return on assets - profit after tax divided by average total assets was 0.55% (2022: 0.49%).
2023 compared to 2022
The CET1 capital ratio remained stable at 15.4%. Higher profit and a reduction in RWA exposure was partially offset by the dividends paid in 2023.
Regulatory capital resources (audited)
This table shows our qualifying regulatory capital:

	2023	2022
	£m	£m
CET1 capital	10,443	10,799
AT1 capital	1,956	1,956
Tier 1 capital	12,399	12,755
Tier 2 capital	2,172	1,548
Total regulatory capital(1)	14,571	14,303
(1)Capital resources include a transitional IFRS 9 benefit at 31 December 2023 of £43m (2022: £19m).
Risk-weighted assets
Total RWAs at 31 December 2023 were £67.8bn (2022: £70.1bn) which are consistent with our regulatory filings. RWAs decreased with lower mortgage lending and active balance sheet management.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 91
Market risk

Overview
Market risk comprises non-traded market risk and traded market risk.
Non-traded market risk is the risk of loss of income, economic or market value due to changes to interest rates in the non-trading book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through an adjustment to revenues, assets, liabilities, and off-balance sheet exposures in the non-trading book.
Traded market risk is the risk of changes in market factors that affect the value of the positions in the trading book. We have no significant traded market risk exposure.
In this section, we set out which of our assets and liabilities are exposed to non-traded and traded market risk. Then we explain how we manage these risks and discuss our key market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was £220m
and to ‑100bps was £(220)m (2022: £241m and £(197)m).
Economic Value of Equity (EVE) sensitivity to +100bps was
£(299)m and to ‑100bps was £265m (2022: £(487)m and
£635m).

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
NON-TRADED MARKET RISK
OUR KEY NON-TRADED MARKET RISKS (audited)
Non-traded market risk mainly comes from providing banking products and services to our customers, as well as our structural balance sheet exposures. It arises in all our business segments. In Retail and Business Banking, Consumer Finance and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre to manage. The only types of non-traded market risk that we keep in Retail and Business
Banking, Consumer Finance and Corporate & Commercial Banking are short-term mismatches due to forecasting variances in prepayment and launch risk. This is where customers repay their loans earlier than their expected maturity date or do not take the expected volume of new products. Corporate Centre also manages our structural balance sheet exposures, such as foreign exchange and Income Statement volatility risk.
Our key non-traded market risks are:

Key risks	Description
Interest rate risk
Yield curve risk: comes from timing mismatches in repricing fixed and variable rate assets, liabilities and off-balance sheet instruments.
It also comes from investing non-rate sensitive liabilities in interest-earning assets.
Basis risk: comes from pricing assets using a different rate index to the liabilities that fund them. We are exposed to basis risks associated with Bank of England bank rate, reserve rate linked assets we deposit with central banks, and the Sterling Overnight Index
Average (SONIA) rate. Since the cessation of LIBOR at the end of 2021, basis risk exposure has been immaterial.

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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 92
NII and EVE sensitivities (audited)
The calculations for NII and EVE sensitivities to interest rate moves involve many assumptions, including expected customer behaviour (such as early repayment of loans) and the projected evolution and repricing of our balance sheet. These assumptions are a key part of our overall control framework, so we update and review them regularly. Our NII and EVE sensitivities include the interest rate risk from all our banking book positions. Our banking book positions generate almost all our reported net interest income.

Net Interest Income (NII) sensitivity
–NII sensitivity is an income-based measure we use to forecast the changes to interest income and interest expense in different scenarios. It gives us a combined impact on net interest income over a given period – usually 12 or 36 months.

–We calculate NII sensitivity as the change in NII for a defined set of instantaneous parallel and non-parallel shifts in the yield curve.

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
–We run a historical simulation using historical daily price moves to find how much we might lose, normally at a 99% confidence level.
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
Back-testing – comparing VaR estimates with reality
To check that the way we estimate VaR is reasonable, we back-test our VaR by comparing it against both actual and hypothetical profits and losses, using a one-
day time horizon. Back-testing allows us to identify exceptions – times when the predictions were out of line with what happened. We can then look for trends in these exceptions, which can help us decide whether we need to recalibrate our VaR model.
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
We can adapt our stress tests to reflect concerns such as climate change risk, other macroeconomic and geopolitical events or changing market conditions. We run individual business area stresses and Santander UK-wide scenarios.
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
Risk monitoring and reporting (audited)
We monitor our non-traded market risks using NII and EVE sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and ERCC each month. The VaR we report captures all key sources of volatility (including interest rate and spread risks) to fully reflect potential volatility.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 93
NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve at
31 December 2023 and 31 December 2022. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	2023		2022
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity (audited)(1)	220	(220)	241	(197)
EVE sensitivity	(299)	265	(487)	635
(1) Based on modelling assumptions of repricing behaviour.
Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2023	£m	£m	£m	£m	£m	£m	£m
Assets	104,985	48,416	79,635	40,553	5,650	14,640	293,879
Liabilities	117,154	49,904	54,127	46,107	2,558	24,908	294,758
Off-balance sheet	12,345	1,429	(14,771)	(278)	2,154	—	879
Net gap	176	(59)	10,737	(5,832)	5,246	(10,268)	—

2022
Assets	106,980	44,748	79,006	52,489	5,249	14,123	302,595
Liabilities	135,801	30,262	58,526	51,161	3,833	25,023	304,606
Off-balance sheet	31,378	(16,133)	(16,972)	723	3,015	—	2,011
Net gap	2,557	(1,647)	3,508	2,051	4,431	(10,900)	—
Spread risk
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2023	2022
	£m	£m
VaR	5	3
Worst three month stressed loss	86	46
We regularly review our risk models and metrics including the scenarios and underlying modelling assumptions we use, to ensure they continue to reflect the risks in the current economic environment, and incorporate regulatory expectations.
2023 compared to 2022
NII Sensitivity is adversely exposed to down-shock scenarios driven by margin compression of core liabilities, offset by the structural position. The 1 year NII sensitivity to a -100bps stress increased slightly to £(220)m (2022: £(197)m).
EVE sensitivity is adversely exposed to rising interest rate scenarios. The sensitivity to a +100bps stress reduced to £(299)m (2022 :£(487)m) mainly reflecting the overall reduction in the structural position relative to non-rate sensitive liabilities.
Spread risks are from the Eligible Liquidity Pool. The increase in the stress result was mainly from increases in covered bond positions. These increased spread income compared with government bonds, and we penalise the increased risk they present by applying larger shocks in our stress scenarios.
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
calculate market risk capital using standard rules.
The Internal VaR for exposure to traded market risk at 31 December 2023 was less than £1m (2022: less than £1m).

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 94
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
Key metrics Funding Deficit at Risk was £980m (2022: £860m) Funded defined benefit pension scheme accounting surplus was £723m (2022: £1,050m)
OUR KEY PENSION RISKS
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
30 to the Consolidated Financial Statements for more details. The risks of these assets are included in the metrics described above.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 95
We perform stress tests for regulators, including for ICAAPs and PRA stress tests. For more on our stress testing, see the 'Risk governance' section.
Climate change scenario testing was developed in 2021 giving us the capacity to simulate risk exposures over an extended time horizon. We are making further refinements, planned for delivery in 2024. The Trustee adopted a target of net zero by 2050. This target is factored into Trustee decision making.
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
Risk monitoring and reporting
We monitor pension risk each month and report on it at Pension Risk Forum, ERCC, Pensions Committee and, where thresholds are exceeded (or likely to be), to the Board Risk Committee and the Board in line with our pension risk appetite. This also includes quarterly monitoring of corporate credit exposures to assess any concentrations of risk. We discuss any remedial action with the Trustee. In addition, we monitor the performance of third parties who support the valuation of the
Scheme’s assets and liabilities.
PENSION RISK REVIEW
2023 compared to 2022
The underlying level of risk in the Scheme was broadly unchanged in 2023. The Scheme gradually reduced illiquid assets and purchased corporate bonds. The reduction in illiquid assets is expected to continue in 2024.
Collateral and liquidity reporting enhancements started in 2022 and continued into 2023. In the second half of 2023, long-term gilt yields reached similar levels to those seen during the gilt market turmoil in the autumn of 2022. The Scheme's collateral and liquidity position were monitored closely. They remained well above trigger levels that would have required consideration of asset sales or other actions.
We also monitor the potential impact from variations in the IAS 19 position of CET1 capital. There was a moderate impact on CET1 capital caused by movements in the IAS 19 position in the year. For more on the impact of our defined benefit schemes on capital, see the 'Capital risk' section.
Accounting position
The accounting position deteriorated in 2023. The Scheme sections in surplus had an aggregate surplus of £723m at 31 December 2023 (2022: £1,050m) while there was one section which had a deficit of £41m at 31 December 2023 (2022: none). The overall funded position was a £682m surplus (2022: £1,050m surplus). There were also unfunded liabilities of £25m at 31 December 2023 (2022: £25m). The overall deterioration was mainly due to the decrease in credit spreads in 2023, which increased the value of the liabilities. There remains considerable market uncertainty and our position could change materially over a short period.
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 30 to the Consolidated Financial Statements.
Maturity profile of undiscounted benefit payments
The Scheme’s obligation to make benefit payments extends over the long-term. This is expected to stretch beyond 2080. The graph below shows the maturity profile of the undiscounted benefit payments expected to be paid from the Scheme over its life at 31 December 2023:

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 96
Strategic and business risk

Overview
Strategic and business risk is the risk of significant loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation; an inability to adapt to external developments that impact the long-term interests of our key stakeholders.
In this section, we describe our key strategic and business risks and explain how we manage them. We also describe developments in the year.

OUR KEY STRATEGIC AND BUSINESS RISKS
Strategic and business risk could impact our long-term success if it caused our business model to become out of date, ineffective, or inconsistent with our goals.
This could happen if we fail to identify threats arising from the economy, regulation, competitors and/or changes in technology and customer expectations. It could also arise if we misjudge our capabilities, or the ability to implement our strategy, or pursue initiatives that do not fit with our business model or miss opportunities we could benefit from.
STRATEGIC AND BUSINESS RISK MANAGEMENT

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
STRATEGIC AND BUSINESS RISK REVIEW
2023 compared to 2022
These risks remain challenging to manage, due to the competitive market environment in both mortgage and savings markets, alongside elevated Government and regulatory focus, given cost of living issues facing customers. In 2024 our focus is shifting from Inflationary and Supply Chain Pressures to the risk of Margin
Compression as a Top Risk. Markets are currently indicating a peak in the bank rate cycle, and our ALCO has approved a strategy to manage and mitigate this risk.
Our business environment is constantly changing, and this affects how we do business. In 2023, there were multiple macro challenges, such as low growth worsened by geo-political tensions in Ukraine and the Middle East, high inflation and interest rates. These continued to put pressure on households and caused house prices to fall. Against this backdrop, we proactively contacted 2.5 million customers in 2023 to offer support with the increased cost of living. We also continued to provide help through our Financial Support Hub, financial health checks, budget planning and management tools. We also completed our
Transformation programme, which was one of the most ambitious savings programmes in the UK market, with a focus on efficiency to compensate for inflationary pressures. We will now begin the next phase of our transformation with focus on improved customer experience, simplification, automation and digitalisation.
Competitive pressure increased in 2023 as asset and deposit growth stalled. We managed the business for margin and profitability, deleveraging mortgages in a softer market while carefully managing liabilities volumes and pricing. We launched multiple new products taking into account the needs of our customers. These included Edge Up, the only current account in the market to offer cashback on both debit card spending and direct debits, the market leading Easy Access Saver
Pulse, the cahoot simple saver, and the new Private current account. We also enhanced our apps so that mortgage customers can track their mortgage application and manage their homes through the My Home Manager function. In Corporate and Commercial Banking, we now support over 1,200 clients with their international growth aspirations through Santander Navigator. This is a portal that allows our clients to identify growth opportunities, navigate bureaucratic challenges and optimises logistics, connecting them with industry experts and key businesses.
We successfully delivered the Consumer Duty mandate for our front book products and are on track to do the same for back book products by July 2024. We continue to face a demanding regulatory agenda and have started multiple projects to ensure regulatory compliance, while keeping good customer outcomes at the heart of everything we do.
We have an ambition to be net zero by 2050. We are working with our customers to ensure that we support them to make the green transition in a fair and equitable way. In 2023, we updated our climate strategy and created a Transition Plan that highlights the action required to reach net zero target by 2050. We also set up a Green Finance taskforce to combine ongoing and future Green Finance initiatives and ensure delivery of our green finance public commitments.
As a result, throughout 2023 we kept our customers at the centre of everything that we do, while building a responsible and sustainable business.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 97
Reputational risk

Overview
Reputational risk is the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.
In this section, we describe our key reputational risks and explain how we manage them. We also describe developments in the year.

OUR KEY REPUTATIONAL RISKS
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

Risk mitigation
Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product reviews. Our Corporate Communications and Responsible Banking, Legal and Compliance and Marketing teams help business units to mitigate the risk and agree action plans as needed, as part of their role to protect our brand and reputation.

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
REPUTATIONAL RISK REVIEW
2023 compared to 2022
Key reputational risks related to the uncertain economic environment and its continued impact on the cost of living. Increased mortgage payments remained a significant issue for our customers so, alongside the measures we put in place for mortgage holders, we also supported the government's Mortgage Charter. More broadly, we continued to proactively contact customers to offer support and help. There was criticism that banks were failing to pass on the increases in the Bank of England base rate to savers. We, therefore, ran campaigns and issued direct communications to customers to advise them of the various products and rates we had available, several of which were market leading.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 98
Operational risk and resilience

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
In this section, we describe our key operational risks and explain how we manage them, with a focus on our top operational risks. We also describe our operational risk event losses and developments in the year.
Key metrics Operational risk losses (over £10,000) decreased by 64% in value compared to 2022.
OUR KEY OPERATIONAL RISKS
Operational risk is inherent in our business. As a result, we aim to manage it down to as low a level as possible, in line with our Risk Appetite, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service and regulatory obligations. These events can include product misselling, fraud, process failures, system downtime and damage to assets or external events.
Our key operational risks are divided into 11 principal risks:

Key risks	Description
Business disruption
Business disruption risk refers to risks of our ability to maintain and/or recover the normal day-to-day operation of the organisation, to secure the tangible assets of the bank, and to support continued delivery of good customer outcomes.

Cybersecurity
Cybersecurity risk refers to the risk that Santander UK and its customers' data is not secured from internal and external threats. This could cause operational disruption, unauthorised access, loss or misuse of data, breach of regulations, negative customer outcomes, financial loss or reputational damage. Our extensive reliance on technology to support customers and operate our business requires a strong focus on cybersecurity and data security. This is because cyber criminals target personal data of our customers and employees, and cause disruptions to normal business operations. This focuses the need for resilience against cybersecurity incidents, and our ability to respond and recover swiftly.

Data management
Data management risk refers to the potential threats and challenges related to quality and integrity of data, which can impact business decisions and our strategic outcomes. We use data to serve customers, satisfy our regulatory requirements and run our operations, and if our data is not accurate and timely, this could impact our ability to serve customers, operate with resiliency or meet regulatory requirements.

Financial reporting and Tax
Financial Reporting and Tax risk relates to the risks associated with producing complete and accurate internal and external financial statements, Financial regulatory reporting (including liquidity & capital) as well as the risk that we fail to comply with domestic and international tax regulations, or we report to the tax authorities inaccurately or late.

Fraud
Fraud can be committed by first parties (our customers), second parties (people known to our customers or us), third parties (people unknown to our customers or us), and internally by our staff. We are committed to protecting ourselves and our customers from fraud and to mitigating our fraud risk in an ever-evolving external fraud environment.

IT
As noted in Cybersecurity, technology is vital to our processes and operations, and in providing service to our customers. IT risk arises from any event related to the use of technology supporting business processes, where the event may result in the unavailability or failure of systems or in processing errors that impact our customers or operations. This includes hardware or software failures, or issues caused by change.

Legal
Legal Risk can arise from legal deficiencies in contracts and failures in protecting assets, managing legal disputes, interpretation and compliance with existing laws and regulations or implementation and compliance with new ones. Failure to manage legal risk may expose
Santander UK to financial loss, litigation costs, fines, higher capital or liquidity requirements, criminal sanctions, regulatory action or censure, customer complaints, and/or reputational damage.

Outsourcing and Third party
Third party risk refers to risks to our operational arrangements due to the engagement of third party entities supplying goods or services. Third party risks can arise from both Outsourcing and Non-Outsourcing arrangements.

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

Transaction and payments processing
The processing of transactions and payments is a critical service to our customers, and failure to process payments and transactions in a complete, accurate and timely manner could result in material customer harm, regulatory scrutiny and material financial loss. We are required to comply with the rules of the payment schemes that we participate in, as well as significant regulatory and legal requirements.

Transformatio n and Change
Transformation and change risk arises in any activity that transforms our business strategy, operating environment, or products and services we provide to our customers. Management of change risks is an integral part of our governance and our focus, given the potential for impacts across all areas of non financial risk. Failure to manage and execute effectively an appropriate and complete change portfolio to the business could result in operational disruption, poor customer outcomes, financial loss, reputational damage and may impeded our ability to meet regulatory requirements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 99
OPERATIONAL RISK MANAGEMENT
Our Non Financial Risk (NFR) framework (formerly known as the Operational Risk and Resilience framework) sets out our high-level arrangements and standards to manage operational risks, and is part of our overall Risk Framework. Our Risk Appetite sets the risk limits and key risk metrics for non financial risks.
Risk appetite
We maintain NFR appetite across Santander UK through Board approved Risk Appetite Statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken. The Risk Appetite statements consist of qualitative statements of appetite supported by risk limits and triggers which operate as a defence against excessive risk taking. Risk measures and their associated limits are an integral part of embedding risk appetite in day-to-day risk management decisions.
We set a clear tolerance in line with business activities, and we also set lower level triggers, parameters and quantitative thresholds across our business areas.
We monitor our risk profile and performance against the risk appetite, and we have processes to identify, assess, manage, and report risks and events. We incorporate Banco Santander group principles and standards, regulatory requirements, and best practice, where applicable. Coverage across the seven CRD IV loss event types is comprehensive and aligns to the principal risks approved by ERCC.
Our policies directly support the qualitative aspects of Risk Appetite. They define expectations, guidance and standards and support consistency of permissible risk taking across the business.
Risk measurement
The key components of the operational risk toolset we use to measure risks under our NFR framework are:

NFR risk toolset	Description
Operational risk and control assessments
Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite, and prioritise actions needed. Every area must identify and record their material risks, assess their controls for adequacy and then accept the risk or plan to address any deficiencies. We perform independent control testing of our most important controls to ensure enhanced rigour and challenge of how effectively they are mitigating our largest risks. We also use operational risk assessments and risk rating tools as key parts of change risk management.

Risk scenario analysis
We perform this across business units. It involves a top down assessment of our key operational risks. We update our scenarios each year.
The analysis gives us insight into rare but high impact events and allows us to understand potential impacts and address issues.

Key indicators (metrics)
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

Risk mitigation
Mitigation Is a critical aspect of ensuring that our risk profile remains within our Risk Appetite. Risk mitigation strategies are discussed and agreed at various Risk committees within Santander.
When we consider strategies, cost and benefits, we also consider residual risks (those retained) and secondary risks (which may be consequential). Monitoring and review processes are in place to evaluate results. Early identification and effective management are critical to successful mitigation. We assess the effects of changes for materiality impact and those assessed as high or medium high impact are managed closely.

Mitigation tools	Description
Training and competence
We train our staff and require them to maintain a suitable level of competence to ensure customers can achieve appropriate outcomes. We invest in all our people to ensure that we achieve our mandatory risk objectives and that everyone acknowledges their personal responsibility to manage risk. We place focus on ensuring our colleagues are trained to recognise and support customers who may be vulnerable, or who may be experiencing financial stress, financial difficulty or financial abuse. We also have a dedicated Specialist Support Team that offers guidance to colleagues helping customers who may need more tailored solutions

Action management	Where risk exposures are outside our Risk Appetite, our business units identify, assess, manage and monitor material actions to reduce the exposure back to within appetite.
Event root cause analysis
Where new material and significant events are reported, steps are taken to identify the root cause of the event. This enables a read across and the sharing of lessons learned with appropriate mitigating actions taken to address the root cause and successfully resolve the event, and enhancements made to the control environment to prevent re-occurrence.

Emerging risk monitoring	We monitor key threats, developments, and risks, including consideration of which principal risk types or Business areas may be impacted or stressed by them.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 100
We manage our operational risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific cybersecurity risks, we have the following tailored approach:

Key risks	Risk mitigation
Cybersecurity
Protecting our customers, systems and data remains a top priority for us. We operate a layered information and cybersecurity defence which is aligned to the National Institute of Standards and Technology (NIST).
We constantly look to adapt our capabilities to the evolving threats. We do this by gathering intelligence on threat actors, motives, and their attack techniques. We protect our most critical people, assets, and data with preventative controls in line with the identified threats. We also assume that breaches will happen in any case, and so we seek to mitigate these by ensuring their timely detection and that appropriate response and recovery activities are in place. We do this by leveraging industry standard threat analysis, identifying specific real-life scenarios, developing detailed response playbooks, and testing them regularly using bank-wide simulation exercises involving up to the CEO. Cybersecurity controls are also thoroughly captured in policies, standards, guidelines and procedures available to all staff.
Third parties are vital for the functioning and resilience of our business. As such, we operate a dedicated risk and control assessment prior to, and during, the lifecycle of engagements. This ensures the controls operated by the third party are in line with our policies and integrated with our processes as needed. These include, amongst others, business continuity, incident reporting and regulatory compliance.
We regularly assess the state of our environment by reviewing the maturity of our controls in line with our internal risk management framework. We engage with regulatory authorities through regular oversight meetings and we participate in the CBEST programme. The CBEST programme aims to evaluate the resilience of firms and financial market infrastructures through testing performed by accredited and independent specialist firms. We also have a team of penetration testers in our Internal Audit function, that reviews our cybersecurity risks and controls, and reports the results to the BAC.
We participate in industry recognised intelligence sharing groups with other banks (e.g. Cyber Defence Alliance), and we speak regularly to government agencies.
We campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of cybersecurity incidents. As part of this, we run customer education campaigns and offer advice through our online security operations centre. We also have a cybersecurity insurance policy to give us comprehensive cover to respond to and recover losses and damages from security breaches.
We appointed a Chief Information Security Officer (CISO). The CISO is responsible for the day-to-day running of security operations and the immediate response to information and cybersecurity incidents. The CISO relies on a comprehensive specialist team, supported by cybersecurity controls and capabilities available from the Banco Santander group CISO team in Spain.
The CISO and most staff who manage cybersecurity risk across all lines of defence are industry specialists with substantial experience in leadership and technical aspects. This experience is gained via previous cybersecurity related roles in top global financial organisations, global multinationals,
UK government security agencies, UK regulators, such as the PRA, industry leading cybersecurity risk management suppliers, and relevant university education.  Many hold specialist security certifications that are kept relevant by attending dedicated training and specialist conferences.
The CISO is responsible for cybersecurity risk operations and risk management and falls under the COO SMF accountability framework. The CRO is responsible for overseeing and challenging the risk management activities enacted by the CISO and the COO to ensure they remain within appetite.
The CISO and the COO report regularly and frequently to the Board, ExCo, BRC and ERCC. They provide detailed commentaries on the threat environment, key incidents across the industry, geopolitical considerations, the overall residual risk, progress on key projects, the control environment position, and appetite going forward. In addition, BRC and ERCC receive monthly cybersecurity updates as part of the standard risk reporting suite.
The CISO and the COO escalate material cybersecurity incidents affecting us and our suppliers via our internal incident escalation and management procedure with direct notifications to the CRO and other executive management.
The Board and BRC include members who have substantial experience of technology risk, including Non-Executive Directors and the Chief
Operating and Technology Officer. We also provide targeted training for Board members, senior management and other employees to enhance their knowledge per the evolving and emerging threat landscape.

Risk monitoring and reporting
Regulators continue to emphasise the importance of effective risk culture, personal accountability and the adoption and enforcement of risk-based requirements and adequate internal reporting processes and procedures. Monitoring and Reporting is a key part of how we manage risk. We can identify exposures through our
Non-financial Risk and control assessments, risk scenario analysis, key indicators, change risk assessments and incidents and events.
Subject matter experts across the business engage on all risk management and monitoring activities and support effective communication of policy changes. We report exposures for each business unit through regular risk and control forums. These include details of the risks, level of exposure and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our customers, reputation or finance by reporting them to key executives and committees.
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
Emerging threats that could affect future operations and performance are also closely monitored. We take action to mitigate potential risks as and when required.
We also carry out further in depth analysis, including stress testing of exposures.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 101
OPERATIONAL RISK REVIEW
2023 compared to 2022
Operational risk event losses
The table below shows our operational losses in 2023 and 2022 for reportable events with an impact over £10,000, by CRD IV loss event types:

	2023		2022
	Value £m	Volume %	Value £m	Volume %
External fraud	42.7	95	59.2	95
Clients, products and business practices	6.7	1	52.1	1
Business disruption and systems failures	—	—	—	—
Execution, delivery, and process management	1.5	4	28.6	4
	50.9	100	139.9	100
Our operational risk losses (events over £10,000) decreased in 2023. We saw a 64% reduction in value and a 29% reduction in volume. In line with general industry trends, the value and volume of losses due to cases of external fraud decreased. We continue to enhance our anti-fraud measures to help protect our customers.
Business disruption
We committed by March 2025 to address the vulnerabilities identified, approved by the Board and submitted to our regulators as part of our operational resilience self-assessments. Achieving this will enhance our resilience, i.e. the ability of Santander UK to recover its Important Business Services (IBS) within Impact
Tolerance levels to avoid intolerable harm to customers, or pose a risk to the safety and soundness of the firm, or to the wider market. In 2023, we made progress in identifying the technology assets that are critical to deliver our IBS. We conduct scenario testing and analyse events and incidents directly impacting our IBS.
These enable us to identify resilience vulnerabilities among the underlying assets of technology, data, people, third parties, and premises. As we mature and embed our resilience capability, we contributed to industry working groups and actively responded to regulators, providing clear information on our progress.
Cybersecurity
Information and cybersecurity remain a key focus. We experienced no significant data or cybersecurity incidents in 2023, although we responded to a number of third-party incidents affecting our suppliers. We continue to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We continue to see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools, and we expect this trend to remain.
We also continue to invest in the right skills and resources to manage data and cybersecurity risks, and constantly monitor cybersecurity threats, including from the geopolitical environment. Our business strategy, financial results and position have not been significantly affected by cybersecurity threats, including from previous cybersecurity incidents. However, we cannot provide assurance that they will not be significantly affected by such risks and significant incidents in the future.
Data management
In 2023, we continued to monitor and mitigate data risk through enhanced governance structures and processes. Our Data Programme made positive progress with clearly defined deliverables that will improve our ability to manage data and enhance our capabilities, in line with the Data Strategy driven by the Chief Data
Officer.
Fraud
Authorised Push Payment (APP) fraud is our largest fraud type, and we are focused on preventative measures in response to increasing fraud attacks. In 2023, our Fraud Transformation Program enabled us to deploy new fraud prevention tools to enhance our controls, including configurable payment limits for digital banking. We deployed dynamic 'scam warnings' in our online banking payment process and added new controls to manage purchase scams on social media.
Social engineering used by fraudsters is a significant threat to customers and outside of our controls. We continue to focus on combining technical solutions with public campaigns to educate customers. We also play a leading, collaborative role in fraud management with industry partners, through UK Finance and Stop
Scams UK.
IT
The importance of IT remains at the centre of our activities. We continue to progress a bank-wide programme to address key IT risks, including increasing obsolescence, partly due to the fast pace of technological evolution. We expect the programme to deliver risk reduction over a three year period and we closely monitor improvements through our risk governance framework.
Legal
Our legal risk profile remained heightened but broadly stable in 2023, reflecting the high number and value of legal risks that we continue to manage. We continued to evaluate the evolving legal and regulatory environment, including the introduction of the Consumer Duty, the Financial Services and Markets Act
2023, the Economic Crime and Corporate Transparency Act 2023, and proposals to reform the ring-fencing regime. We continue to align material third party contracts to PRA Supervisory Statement 2/21, and in relation to international data transfers pursuant to the Schrems II judgement. While litigated PPI claim volumes remained stable, on-going large scale complex PPI related litigation brought by AXA, and a German criminal and tax investigation relating to historical dividend tax arbitrage transactions remain. We also managed legal risk relating to litigation and complaints relating to historical motor finance discretionary commission arrangements which matters are also subject to the FCA’s announcement on 11 January 2024. We continue to manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, mortgages and commissions. For more, see Note 31 to the Consolidated Financial Statements.
Outsourcing & Third Party Supplier
We rely extensively on third parties for a range of goods and services, provided by both Banco Santander and external suppliers. In 2023, we reassessed the majority of our suppliers against a revised set of controls and implemented new metrics to monitor and manage our risk exposure. We continue to progress work to address the key risks in our Third Party Supplier estate.
People
People risk continues to be impacted by changes in our operating models and the execution of our strategies. We continue to adapt and respond to these risks. In
2023, wellbeing-related absence reduced and attrition rates improved. Our wellbeing and inclusion strategy focuses on helping colleagues through change and supports productivity. We continue to advocate hybrid working and encourage colleagues to attend the office regularly. We also provide support in response to the impact of external economic factors on some colleagues.
Transformation and change
We continue our transformation to simplify the bank, digitise processes and customer journeys, reduce costs, extend internal capabilities and ensure a resilient operating model. This includes delivery against a diverse transformation agenda with specific focus on cloud migration, further digitalisation and managing obsolescence. Ensuring change does not result in unacceptable impacts on our risk profile underpins our strategic decisions and is robustly managed.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 102
Financial crime risk

Overview
Financial crime risk is the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption.  We recognise that financial crime and associated illegal activity poses a threat to the UK's national security, economy and its institutions and causes serious harm to the customers and communities we serve.
In this section, we describe our key financial crime risks and explain how we manage them. We also describe developments in the year.

OUR KEY FINANCIAL CRIME RISKS
We consider financial crime to be a high priority risk for us, and addressing it is a key priority for senior management. We remain committed to countering it by maintaining robust systems and controls, conducting business in line with regulatory and legal requirements. We adopt a risk-based approach in line with UK and international laws and standards. We work with government, law enforcement and the private sector to help meet our commitments and to inform our anti financial crime (AFC) strategy which sets out the principles of 'Deter, Detect and Disrupt'. We believe that having a comprehensive and effective financial crime risk management framework is imperative and a positive investment that protects us from legal, regulatory and reputational risks. Due to the complexity and number of financial crime threats, we continually assess, develop, and improve our capability and capacity to address the changing risk landscape. This includes through our policies, procedures, systems and controls used to prevent and detect financial crime. We have minimal tolerance for residual financial crime risk, and zero tolerance for non- compliance with sanctions laws and regulations. We require staff and third parties acting on our behalf to act with integrity, due diligence and care. We have no appetite for non-compliance with financial crime laws or regulations by staff or persons acting on our behalf.
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
FINANCIAL CRIME RISK MANAGEMENT
We manage our Financial crime risks in line with our NFR framework, as outlined earlier. In addition, we continue to partner with public authorities, the Home Office and the wider financial services industry to pool expertise and data to mitigate specific financial crime risks. We are also involved in partnerships such as the Joint
Money Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.
FINANCIAL CRIME RISK REVIEW
2023 compared to 2022
We understand the importance of protecting the communities we serve from the social and economic impacts of financial crime. We recognise that the financial crime landscape is constantly evolving, influenced by regulatory changes, legal requirements, geopolitical factors and changing criminal methods. As a result, we continue to prioritise and remain vigilant in addressing financial crime risks and actively partner with industry, law enforcement and government to deter, detect and disrupt financial crime and terrorist financing. In 2023 we:
–Played an active role across the public-private partnership, working closely with government, trade bodies and industry on issues that may impact our Financial
Crime Compliance capabilities. This included work on major pieces of legislation, such as the Economic Crime & Corporate Transparency Act 2023 and related secondary legislation, and the assessment of Politically Exposed Persons.
–Continued to invest in our financial crime systems and controls to ensure they remain robust, fit for purpose, and can appropriately respond to the constantly evolving external legislative environment and to emerging risks.
–Adapted our financial crime policies to reflect the latest external requirements, best practice and with Banco Santander policy requirements.
–Played an active role externally in the development of policy and related strategies, such as in government engagement on the Suspended Accounts Scheme now being legislated for in the Criminal Justice Bill, and in our continued engagement on the implementation of, and outcomes measurement for, the Economic
Crime Plan 2 (2023-2026).
–Maintained our focus on providing colleagues with the appropriate skills, knowledge and qualifications to support our efforts to fight financial crime through enhanced and targeted training. Our Economic Crime Academy provides training modules covering high risk Financial Crime areas in line with industry standards, and these modules are endorsed by the International Compliance Association (ICA).
–Remained a committed member of the JMLIT, to exchange and analyse information relating to high-end money laundering and wider economic threats.
Financial crime risk management remains one of our top risks and a key focus area for senior management and the Board. We continue to enhance our risk management capabilities with key activity planned in 2024 including:
–Accelerating risk mitigation responses and controls to new or evolving financial crime risk threats.
–Continuing to enhance our sanctions systems and controls in response to internal and external lessons learned from the external sanctions developments in
2023, notably the continued impacts of the Russia sanctions and increased OFSI powers.
–Maturing our financial crime operations, including continuing to improve our customer data records to help increase the effectiveness and sustainability of our efforts to manage financial crime risks.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 103
Model risk

Overview
Model risk is the risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made; or that a model may be used inappropriately. These potential adverse consequences can lead to reputational damage, regulatory non-compliance, a deterioration in prudential position, or financial losses.
In this section, we describe our key model risks and explain how we manage them. We also describe developments in the year.

OUR KEY MODEL RISKS
We consider a model to be a quantitative repeatable method or system that relies on assumptions to process input data into estimates of uncertain outcomes. Our key model risks arise from inadequate or flawed design leading to weaknesses and limitations in our models, implementation errors or poor deployment of the models, or the incorrect or inappropriate use of a model. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests. In 2023 we saw increasing interest in assessing Artificial Intelligence (AI) use cases which create new model risks such as explainability - the ability to understand why an algorithm made a particular prediction.
MODEL RISK MANAGEMENT
Risk mitigation
We manage our Model risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific model risks, we have the following tailored policies:
–Model Risk Policy – details the action, outcome or standard of behaviour expected to manage and control model risk and remain within risk appetite
–Tiering and Materiality Policy – ensures the consistent methodology in determining the significance of models used across the business
–Change Classification Policy – explains how model changes are managed and controlled
–Material Changes to IRB Models Policy – sets the criteria for assessing the materiality of extensions and changes to IRB models
–Validation Policy – sets out the general criteria for internal validation activities, with the aim to provide an objective, unbiased and critical opinion on the adequacy of models we use.
MODEL RISK REVIEW
2023 compared to 2022
This remains a significant focus in the bank, with a heavy regulatory models agenda in 2023 focusing on capital adequacy to comply with new regulatory technical standards for banks. The PRA’s Model Risk Supervisory Statement (SS1/23) policy comes into effect in May 2024. We expect the trend of regulatory focus on models to continue over the next two years in line with supervisory expectations.
We continue to recognise model risk as a key risk and maintain a strong model risk management and oversight framework. The model team sets a clear framework and related policies and provides oversight, governance and control activities across all model types. The independent valuation function reviews new models, model changes, and recurrent reviews for our most material models, particularly capital adequacy, provisions and stress testing, which all have regulatory focus.
In 2023, we continued to redevelop key regulatory capital and provision models. This work continues in 2024 for our unsecured portfolios and consumer finance.
As part of our ongoing focus on improving customer outcomes, we also changed all our decision scorecards in 2023 to use a new multi bureau capability. In 2024, we expect to focus on our new climate change stress test models, new mortgage IRB capital models and our pension risk model redevelopment. We expect
Machine Learning/AI models to gradually become the next key area of interest.
In 2023, we conducted an in-depth gap analysis against the principles of SS1/23 on model risk practices. As the existing principles, current framework and internal practices are largely aligned, we are now able to focus on the design and embedding of the enhancements needed across the full model lifecycle.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 104
Conduct and regulatory risk

Overview
We manage conduct and non-financial regulatory risk types in one framework due to the overlapping nature and similarities.
Conduct risk is the risk where our decisions and behaviours could lead to detriment or poor outcomes for our customers. It also refers to the risk that we fail to maintain high standards of market behaviour and integrity.
Regulatory risk is the risk of financial or reputational loss, or imposition of our conditions on regulatory permission, due to failing to comply with applicable codes, regulator’s rules, guidance and regulatory expectations.
In this section, we describe our key conduct and regulatory risks and explain how we manage them. We also describe our main conduct and regulatory provisions.
Key metrics Customer remediation provision was £106m (2022: £90m) Litigation and other regulatory provision was £132m (2022: £136m)
OUR KEY CONDUCT AND REGULATORY RISKS
We are committed to ensuring conduct strategy is embedded in our business, as good outcomes for our customers are at the heart of what we do. Our proposition and initiative approval process, systems, operation and controls are well designed and delivering our customers' needs. We see our key exposure to conduct and regulatory risk through the risk of errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and the failure to supervise, monitor or control the activities of our employees. All of these may result in the risk that we do not deliver good customer outcomes, align to the expectations of our regulators or observe required standards of market behaviour.
Our Conduct and Regulatory framework is built on the following risks:

Key risks	Description
Conduct	The risk that our decisions and behaviours lead to a detrimental or poor outcome for our customers and clients and/or fail to uphold and maintain high standards of market integrity.
Regulatory
The risk of non-compliance with applicable regulatory requirements, including supervisory expectations, which may result in regulatory sanctions (financial or reputational - including fines, other economic consequences including remediation costs, and the imposition of conditions on regulatory permissions). We take a risk averse approach to managing personal data, understanding that we are accountable for the data we collect and hold and will process it within the law, respecting individuals' rights and complying with regulatory and legal requirements.

CONDUCT AND REGULATORY RISK MANAGEMENT
We manage our Conduct and regulatory risks in line with our NFR framework, as outlined earlier.
In addition, to mitigate specific Conduct and Regulatory risks, we have the following tailored policies:

Policies	Description
Fair Value policy for regulated products (Retail customers)
Our fair value policy details our approach to assessing whether a regulated product provides fair value to our retail customers, considering all stages of value during the product design phase, and on a regular basis.

Fair treatment of vulnerable customers
Some customers may be impacted financially or personally as a result of their circumstances. Our Vulnerable Customer Policy gives business units a clear and consistent view of what vulnerability can mean and situations when customers may need more support. Our guidelines focus on identifying characteristics of vulnerability, understanding customer needs and the support and flexibility we can give to help. In addition to mandatory training, we train our customer-facing staff using real customer scenarios to enable our colleagues to deal with a wide range of sensitive issues. Our online Vulnerable Customer Support Tool gives our people more guidance and support, and our Specialist Support Team provides guidance for the most complex situations. We also consider vulnerability in every initiative and adapt our technology to the needs of customers with vulnerability characteristics in our design and testing stages. We work with charities, authorities, trade associations and other specialists to develop our understanding of vulnerability.

Conduct & Regulatory risk policy for regulated products (Retail customers)
The Policy sets out the actions that we must take and the standards of behaviour we comply with to deliver good outcomes for retail customers, to comply with applicable regulatory requirements and expectations, and to deliver a strong conduct and compliance culture.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 105
CONDUCT AND REGULATORY RISK REVIEW
2023 compared to 2022
The Conduct and Regulatory environment is expected to see a continued demanding agenda. To fully consider customer and conduct impacts across our business, our customers remain at the centre of our culture and purpose. We monitor and regularly review our customers' experiences in practice and take action to address outcomes. As part of this, we:
–Proactively contacted 2.5 million customers who may be at risk of experiencing early signs of financial stress, to support them and try to help avoid longer term financial difficulty. As part of this, we referred them to internal and external sources of support alongside ongoing customer engagement and support plans.
–Are working with the government and regulators to enhance help for customers struggling with higher mortgage rates and we have agreed to the commitments in the Mortgage Charter.
–Continued to focus on financial support for business customers with payment difficulties as they roll off their government scheme loans.
–Further evolved our Financial Support team and SME support, with more investment in people and IT to ensure we continue to drive good outcomes for customers and can provide tailored support, whilst managing the anticipated increased inflow of customers affected by the rising cost of living.
–Reviewed our products and services to ensure our customers receive communications they understand, products and services that meet their needs, and that offer fair value. Also, that they get the support they need, when they need it, in order to deliver good customer outcomes required by the FCA's Consumer
Duty.
–Continued to actively participate in schemes to ensure the long-term future of access to cash, including supporting the setup of shared banking hubs and wider engagement with LINK and industry partners.
–Assessed ongoing and new policy areas in the FCA's 2023/24 Business Plan. The key focus continues to be on reducing and preventing serious consumer harm; setting and testing higher standards; and promoting competition and positive change. We continue to address these in our controls, product and service processes and frameworks, and we continue to adapt in line with the evolution of a digital economy.
We are actively working with the Payment Systems Regulator (PSR), UK Finance, Pay.UK and other industry partners on the PSR’s upcoming Mandatory
Reimbursement regulations which come into force in October 2024. Our focus is to ensure consistent standards can be agreed across the industry. At the same time, we need to ensure that our operational environment is ready in time and that we meet our obligations. We continue to consult with the Lending Standards
Board (LSB) on the future of the Contingent Reimbursement Model (CRM) code and how that will be part of the Fraud response ecosystem beyond 2024. In
2023, the LSB upgraded our status in relation to our compliance of the CRM code and we continue to adhere to this, providing protection for consumers against
APP scams.
We will continue to monitor the regulatory landscape and contribute to debates on regulatory issues. We expect the key areas of regulatory focus in 2024 to include the ongoing embedding of the FCA’s Consumer Duty, the FCA’s proposals for new rules to maintain reasonable access to cash for personal and business customers across the UK, and the ongoing activity from the government and regulators to implement HM Treasury’s Smarter Regulatory Framework, including the
Edinburgh Reforms and the transfer of retained EU Law. We will also see the implementation of Basel 3.1 rules, reform to the UK’s ring-fencing regime and the implementation of the PRA’s expectations in relation to model risk management. The publication of the Future of Payments review in late 2023 will also lead to potential reform of the various inflight payments projects in the UK as HM Treasury publishes its National Payments Vision.
We also managed conduct and regulatory risk relating to historical motor finance discretionary commission arrangements which were subject to an FCA announcement on 11 January 2024. For more, see Note 31 to the Consolidated Financial Statements.
The outlook for the economic environment continues to remain challenging and conduct risks are therefore likely to rise, as banks deal with households that continue to face pressures from increases in the cost of living, and higher interest rates.
We will maintain a strong focus on robust oversight and control of the customer journey across all our products. We will also ensure our strategy, leadership, governance arrangements, and approach to managing and rewarding staff do not lead to a detrimental impact on customers, competition, or to market integrity.
For key movements in our financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 29 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 31 to the Consolidated
Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 106

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 107
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Santander UK plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Santander UK plc and its subsidiaries (the “Company”) as of 31 December 2023 and 2022,
and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2023, including the related notes (collectively referred to as the
“consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the
Company as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December
2023 in conformity with i) International Financial Reporting Standards as issued by the International Accounting Standards Board, and ii) UK-adopted International
Accounting Standards.
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
Credit impairment loss allowance on loans and advances to customers
As described in Notes 1 and 13 to the consolidated financial statements, an expected credit loss (“ECL”) is recognised for financial assets measured at amortised cost. The measurement of ECL reflects: a probability weighted amount that is determined by evaluating a range of possible outcomes; the time value of money;
and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The application of the ECL impairment methodology for calculating credit impairment loss allowances is susceptible to change from period to period and requires management to make judgemental assumptions in determining the estimates. The key judgements made by management in applying the ECL impairment methodology are: (i) the forward looking multiple economic scenarios; (ii) the probability weights assigned to multiple economic scenarios; (iii) assessing individual corporate stage 3 exposures; and (iv) determining judgemental adjustments. The Company’s ECL allowance was £914 million as of 31 December 2023.
The principal considerations for our determination that performing procedures relating to the credit impairment loss allowance on loans and advances to customers is a critical audit matter are due to the significant judgements being applied by management in determining (i) the forward looking economic scenarios;
(ii) the probability weights applied to those scenarios; (iii) individual corporate stage 3 provisions; and (iv) judgemental adjustments. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the methodology and judgement in assumptions used to determine the allowance;  and the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the credit impairment loss allowance. These procedures also included, among others, testing management’s process for estimating expected credit losses; evaluating the appropriateness of model methodologies; testing the underlying data used in the model and evaluating the reasonableness of management’s assumptions related to (i) forward looking multiple economic scenarios;
(ii) the probability weights applied to multiple economic scenarios; (iii) expected future cash flows and collateral valuations of individually assessed corporate stage
3 exposures; and (iv) determining the need for any judgemental adjustments. Professionals with specialised skill and knowledge were used to assist in evaluating the reasonableness of the forward-looking economic scenarios, probability weight assumptions, the sufficiency and appropriateness of the judgemental adjustments, and corporate real estate collateral valuations.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 108
Valuation of defined benefit pension surplus
As described in Notes 1 and 30 to the consolidated financial statements, the Company operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the "Scheme"). The funded defined benefit pension surplus was £657 million as of 31 December 2023. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). Management estimates the present value of the defined benefit obligation by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment. This is then discounted to present value. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about life expectancy, inflation and discount rates. The scheme invests in certain assets whose values are not based on market observable data.
These assets include investments in unquoted equities and bonds, as well as investments in property, infrastructure and hedge funds, which are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation, with the exception of directly held property where the underlying asset valuations are determined by an independent expert.
The principal considerations for our determination that performing procedures relating to the valuation of defined benefit pension surplus is a critical audit matter are the significant judgements made by management in determining: (i) the life expectancy, inflation and discount rate assumptions; and (ii) the fair value of the assets with no market observable data, including adjustments for any potential fair value movements since the last valuation date. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the defined benefit pension obligation and the valuation of assets with no market observable data. These procedures also included, among others, evaluating the defined benefit pension obligation by; (1) testing the completeness, accuracy and relevance of the underlying data; and (2) involving professionals with specialised skill and knowledge to assist in; (a) developing an independent range of the inflation rate, the discount rate and life expectancy assumptions; (b) comparing the independent range of assumptions to management's assumptions to evaluate the reasonableness of management’s assumptions and; (c) assessing the appropriateness of the methodologies used by management to determine these assumptions. Procedures over directly held property included, among others: (i) the involvement of professionals with specialised skill and knowledge to assist in assessing the appropriateness of the methodology and reasonableness of the key assumptions used by management’s expert valuer for property and; (ii) evaluating the reasonableness of the valuation for a sample of properties. For the other assets with no market observable data, the procedures included, among others, (I) obtaining third-party confirmations of the valuation directly from investment managers and comparing these against management’s reported values; (II) recalculating management’s valuation calculations and comparing our recalculation to the third-party confirmations and, if applicable, testing material capital changes in the period between the valuation and the entity’s balance sheet date, where there was a time lag; and (III) assessing other evidence regarding the valuations, such as performing back testing of historical valuations used by management against the audited fund financial statements as at the equivalent date and reviewing controls reports for the investment managers, where available.
Goodwill impairment assessment for the personal financial services cash generating unit
As described in Notes 1 and 20 to the consolidated financial statements, the carrying value of goodwill relating to the personal financial services (‘PFS’) cash generating unit (“CGU”) was £1.2 billion as of December 31, 2023. Management undertakes an annual assessment to evaluate whether the carrying value of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
Impairment is required where the carrying amount of goodwill exceeds its recoverable amount. The recoverable amount of the CGU was determined based on the value in use (“VIU”) methodology at each testing date. The VIU is calculated by discounting the cash flow projections for the CGU. The goodwill impairment assessment is based on key judgements including the testing methodology, planning assumptions and internal capital allocations. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Estimates include forecast cash flows for the CGU, including estimated allocations of regulatory capital, the growth rate for the period beyond the initial cash flow projections and discount rates which factor in risk-free rates and applicable risk premiums.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the personal financial services cash generating unit is a critical audit matter are due to the significant judgements by management in developing (i) the amount of regulatory capital and carrying amount of the PFS CGU; (ii) the forecast cash flows; and (iii) the discount rate. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s judgements and assumptions. In addition, the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others; (i) testing management’s process for determining the carrying value of the CGU including internal capital allocations; (ii) evaluating the appropriateness of the methodology used to estimate the VIU; (iii) testing the completeness and accuracy of underlying data used in the model; (iv) comparing an independent range of assumptions for the discount rate to management's rate to evaluate the reasonableness of management’s assumptions; (v) evaluating the reasonableness of the forecasted cash flows including comparing performance in recent years to the budgets and 3-year plans for the equivalent periods; and (vi) assessing the appropriateness of the related disclosures. Professionals with specialised skill and knowledge assisted in the evaluation of the reasonableness of the discount rate and assessing the determination of the carrying value of the PFS CGU.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 109
Specific litigation and regulatory matters
As described in Notes 1, 29 and 31 to the consolidated financial statements, as of 31 December 2023, the provision for litigation and other regulatory matters of
£132 million includes, among other items, a provision relating to a legal dispute regarding allocation of responsibility for a specific Payment Protection Insurance
(“PPI”) portfolio of complaints. There are also ongoing investigations in relation to the historical involvement of Santander UK plc, Santander Financial Services plc
and Cater Allen International Limited in German dividend tax arbitrage transactions, and the involvement of Santander Consumer (UK) plc in the historical use of certain commission arrangements in respect of car financing, for which management has determined that there  are uncertainties that mean either it is not considered that a legal or constructive obligation has been incurred or it is not currently possible to make a reliable assessment of the size of any potential liabilities. Significant judgement may be required when accounting for provisions, including in determining whether a present obligation exists, determining the likely outcome of future legal decisions and in estimating the probability, timing, nature and amount of any outflows that may arise from past events. These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters.
The principal considerations for our determination that performing procedures relating to the specific litigation and regulatory matters is a critical audit matter are due to the significant judgements made by management when estimating the probability, timing, nature and amount of any outflows for the legal dispute for a specific PPI portfolio of complaints, the German dividend tax arbitrage investigation, and the involvement of Santander Consumer (UK) plc in the historical use of certain commission arrangements in respect of car financing. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management's assessment of the specific litigation and regulatory matters.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the specific litigation and regulatory matters against the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. These procedures also included, among others, (i) inquiries of internal legal counsel on the developments in respect to the significant cases; (ii) obtaining and evaluating letters of audit inquiry from external legal counsel; (iii)
evaluating the reasonableness of management’s assessment regarding the probability of an outflow and the estimated amount of the obligation, where a reliable estimate can be formed; and (iv)  evaluating the sufficiency of the group’s disclosures made in relation to each of these specific matters.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
5 March, 2024
We have served as the Company's auditor since 2016.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 110
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 111
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 112
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 113
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 114
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 115
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 116
Consolidated Income Statement
For the year ended 31 December

		2023	2022	2021
	Notes	£m	£m	£m
Interest and similar income	3	11,617	6,708	4,762
Interest expense and similar charges	3	(6,959)	(2,283)	(813)
Net interest income		4,658	4,425	3,949
Fee and commission income	4	804	839	697
Fee and commission expense	4	(501)	(509)	(411)
Net fee and commission income		303	330	286
Other operating income	5	135	201	264
Total operating income		5,096	4,956	4,499
Operating expenses before credit impairment charges, provisions and charges	6	(2,456)	(2,343)	(2,510)
Credit impairment (charges)/write-backs	8	(205)	(320)	233
Provisions for other liabilities and charges	8	(335)	(419)	(377)
Total operating credit impairment charges, provisions and charges		(540)	(739)	(144)
Profit from continuing operations before tax		2,100	1,874	1,845
Tax on profit from continuing operations	9	(559)	(480)	(492)
Profit from continuing operations after tax		1,541	1,394	1,353
Profit from discontinued operations after tax	42	—	—	31
Profit after tax		1,541	1,394	1,384

Attributable to:
Equity holders of the parent		1,541	1,394	1,365
Non-controlling interests		—	—	19
Profit after tax		1,541	1,394	1,384
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 117
Consolidated Statement of Comprehensive Income
For the year ended 31 December
|

	2023	2022	2021
	£m	£m	£m
Profit after tax	1,541	1,394	1,384
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value	89	(278)	(111)
- Income statement transfers	(105)	247	110
- Taxation	5	11	(2)
	(11)	(20)	(3)
Cash flow hedges:
- Effective portion of changes in fair value	(169)	425	(873)
- Income statement transfers	1,248	(2,129)	358
- Taxation	(299)	469	141
	780	(1,235)	(374)
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently	769	(1,255)	(377)
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	(598)	(722)	1,264
- Taxation	167	267	(419)
	(431)	(455)	845
Own credit adjustment:
- Change in fair value	(15)	29	—
- Taxation	4	(9)	—
	(11)	20	—
Net other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently	(442)	(435)	845
Total other comprehensive income/(expense) net of tax	327	(1,690)	468
Total comprehensive income/(expense)	1,868	(296)	1,852

Attributable to:
Equity holders of the parent	1,868	(296)	1,833
Non-controlling interests	—	—	19
Total comprehensive income/(expense)	1,868	(296)	1,852
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 118
Consolidated Balance Sheet
At 31 December 2023

		2023	2022
	Notes	£m	£m
Assets
Cash and balances at central banks		38,214	44,190
Derivative financial instruments	11	1,432	2,407
Other financial assets at fair value through profit or loss	12	262	129
Loans and advances to customers	13	207,435	219,716
Loans and advances to banks		1,080	992
Reverse Repurchase agreements - non-trading	16	12,468	7,348
Other financial assets at amortised cost	17	152	156
Macro hedge of interest rate risk		(632)	(2,657)
Financial assets at fair value through other comprehensive income	18	8,481	6,024
Interests in other entities	19	245	252
Intangible assets	20	1,548	1,550
Property, plant and equipment	21	1,494	1,513
Current tax assets	9	490	478
Retirement benefit assets	30	723	1,050
Other assets		2,043	2,016
Assets held for sale	42	13	49
Total assets		275,448	285,213
Liabilities
Derivative financial instruments	11	818	951
Other financial liabilities at fair value through profit or loss	22	899	803
Deposits by customers	23	190,850	195,568
Deposits by banks	24	20,332	28,525
Repurchase agreements - non-trading	25	8,411	7,982
Debt securities in issue	26	33,910	31,531
Subordinated liabilities	27	2,386	2,332
Macro hedge of interest rate risk		86	95
Other liabilities	28	2,479	2,581
Provisions	29	402	378
Deferred tax liabilities	9	186	35
Retirement benefit obligations	30	66	25
Total liabilities		260,825	270,806
Equity
Share capital	32	3,105	3,105
Share premium	32	5,620	5,620
Other equity instruments	33	1,956	1,956
Retained earnings		4,295	4,848
Other reserves		(353)	(1,122)
Total equity		14,623	14,407
Total liabilities and equity		275,448	285,213
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on 29 February 2024 and signed on its behalf by:

Mike Regnier	William Vereker
Chief Executive Officer	Chair

Company Registered Number: 02294747

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 119
Consolidated Cash Flow Statement
For the year ended 31 December

	2023	2022	2021
	£m	£m	£m
Cash flows from operating activities
Profit before tax	2,100	1,874	1,888

Adjustments for:
Non-cash items included in profit
– Depreciation and amortisation	290	296	501
– Provisions for other liabilities and charges	335	419	381
– Impairment losses	195	284	(228)
– Other non-cash items	(749)	1,497	(147)
– Pension charge for defined benefit pension schemes	13	28	38
	84	2,524	545
Net change in operating assets and liabilities:
– Cash and balances at central banks	(88)	275	(659)
– Derivative assets	975	(726)	1,725
– Other financial assets at fair value through profit or loss	40	877	1,007
– Loans and advances to banks and customers	12,112	(9,966)	(971)
– Reverse repurchase agreements - non-trading	(3,224)	6,818	7,024
– Other assets	(141)	(574)	324
– Deposits by banks and customers	(13,504)	(3,128)	10,735
– Repurchase agreements - non-trading	704	(4,145)	(7,550)
– Derivative liabilities	(133)	174	(807)
– Other financial liabilities at fair value through profit or loss	102	(973)	(1,109)
– Debt securities in issue	962	3,120	(329)
– Other liabilities	(67)	(98)	(603)
	(2,262)	(8,346)	8,787
Corporation taxes paid	(537)	(405)	(427)
Effects of exchange rate differences	(518)	1,383	(542)
Net cash flows from operating activities	(1,133)	(2,970)	10,251
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(385)	(496)	(613)
Proceeds from sale of property, plant and equipment and intangible assets	175	159	437
Purchase of financial assets at amortised cost and financial assets at FVOCI	(10,899)	(2,884)	(1,256)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI	8,362	3,023	4,509
Net cash flows from investing activities	(2,747)	(198)	3,077
Cash flows from financing activities
Issue of other equity instruments	—	750	210
Issue of debt securities and subordinated notes	5,276	4,794	2,878
Issuance costs of debt securities and subordinated notes	(18)	(16)	(6)
Repayment of debt securities and subordinated notes	(3,539)	(3,076)	(11,914)
Disposal of non-controlling interests	—	—	(181)
Repurchase of other equity instruments	—	(985)	(210)
Dividends paid on ordinary shares	(1,530)	(1,014)	(1,358)
Dividends paid on preference shares and other equity instruments	(123)	(150)	(147)
Principal elements of lease payments	(47)	(26)	(25)
Net cash flows from financing activities	19	277	(10,753)
Change in cash and cash equivalents	(3,861)	(2,891)	2,575
Cash and cash equivalents at beginning of the year	46,484	49,254	46,697
Effects of exchange rate changes on cash and cash equivalents	(121)	121	(18)
Cash and cash equivalents at the end of the year	42,502	46,484	49,254

Cash and cash equivalents consist of:
Cash and balances at central banks	38,214	44,190	48,139
Less: restricted balances	(2,311)	(2,223)	(2,498)
	35,903	41,967	45,641
Other cash equivalents: Loans and advances to banks - Non-trading	878	904	1,074
Other cash equivalents: Reverse repurchase agreements	5,721	3,613	2,539
Cash and cash equivalents at the end of the year	42,502	46,484	49,254
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 120
Consolidated Statement of Changes in Equity

				Other reserves					Non- controlling interests
	Share capital	Share premium	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
								Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	3,105	5,620	1,956	5	(1,128)	1	4,848	14,407	—	14,407
Profit after tax	—	—	—	—	—	—	1,541	1,541	—	1,541
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	—	(11)	—	—	—	(11)	—	(11)
- Cash flow hedges	—	—	—	—	780	—	—	780	—	780
- Pension remeasurement	—	—	—	—	—	—	(431)	(431)	—	(431)
- Own credit adjustment	—	—	—	—	—	—	(11)	(11)	—	(11)
Total other comprehensive (expense)/income	—	—	—	(11)	780	—	(442)	327	—	327
Total comprehensive (expense)/income	—	—	—	(11)	780	—	1,099	1,868	—	1,868
Other	—	—	—	—	—	—	1	1	—	1
Dividends on ordinary shares	—	—	—	—	—	—	(1,530)	(1,530)	—	(1,530)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(123)	(123)	—	(123)
At 31 December 2023	3,105	5,620	1,956	(6)	(348)	1	4,295	14,623	—	14,623

At 1 January 2022	3,105	5,620	2,191	25	107	1	5,053	16,102	—	16,102
Profit after tax	—	—	—	—	—	—	1,394	1,394	—	1,394
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	—	(20)	—	—	—	(20)	—	(20)
- Cash flow hedges	—	—	—	—	(1,235)	—	—	(1,235)	—	(1,235)
- Pension remeasurement	—	—	—	—	—	—	(455)	(455)	—	(455)
- Own credit adjustment	—	—	—	—	—	—	20	20	—	20
Total other comprehensive (expense)	—	—	—	(20)	(1,235)	—	(435)	(1,690)	—	(1,690)
Total comprehensive (expense)/income	—	—	—	(20)	(1,235)	—	959	(296)	—	(296)
Issue of other equity instruments	—	—	750	—	—	—	—	750	—	750
Repurchase of other equity instruments	—	—	(985)	—	—	—	—	(985)	—	(985)
Dividends on ordinary shares	—	—	—	—	—	—	(1,014)	(1,014)	—	(1,014)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(150)	(150)	—	(150)
At 31 December 2022	3,105	5,620	1,956	5	(1,128)	1	4,848	14,407	—	14,407

At 1 January 2021	3,105	5,620	2,191	28	481	1	4,348	15,774	162	15,936
Profit after tax	—	—	—	—	—	—	1,365	1,365	19	1,384
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	—	(3)	—	—	—	(3)	—	(3)
- Cash flow hedges	—	—	—	—	(374)	—	—	(374)	—	(374)
- Pension remeasurement	—	—	—	—	—	—	845	845	—	845
Total other comprehensive (expense)/income	—	—	—	(3)	(374)	—	845	468	—	468
Total comprehensive (expense)/income	—	—	—	(3)	(374)	—	2,210	1,833	19	1,852
Issue of other equity instruments	—	—	210	—	—	—	—	210	—	210
Repurchase of other equity instruments	—	—	(210)	—	—	—	—	(210)	—	(210)
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(181)	(181)
Dividends on ordinary shares	—	—	—	—	—	—	(1,358)	(1,358)	—	(1,358)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	(147)	(147)	—	(147)
At 31 December 2021	3,105	5,620	2,191	25	107	1	5,053	16,102	—	16,102
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 121
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 122
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 123
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 124
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
Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1
‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, have been included in the Risk review section of this
Annual Report. This information forms an integral part of these financial statements by this cross reference, is marked as audited, and is covered by the
Independent auditors' report.
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
Santander UK's current climate change strategy and its view of the risks associated with climate change and the transition to a low carbon economy are reflected in its critical judgements and accounting estimates, although climate change risk did not have a material impact at 31 December 2023 and 2022, consistent with management's assessment that climate change and the transition to a low carbon economy are not currently expected to have a meaningful impact on the viability of the Santander UK group in the medium term.
At 31 December 2023 and 2022, management specifically considered the potential impact of climate change and the transition to a low carbon economy on:
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
–For mortgages in Retail & Business Banking and commercial real estate lending in Corporate & Commercial Banking, the value of property collateral might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk, or changing environmental performance standards for property.
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
Future accounting developments
At 31 December 2023, for the Santander UK group, there were no significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective, or which have otherwise not been early adopted where permitted.
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
accounting estimates'.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 125
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
Revenue recognition
a) Interest income and expense
Interest and similar income and expense are recognised in the income statement using the effective interest rate method for: all financial instruments measured at amortised cost; debt instruments measured at FVOCI; and the effective part of any related accounting hedging instruments.
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
c) Other operating income
Other operating income includes all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss
(comprising financial assets and liabilities held for trading, trading derivatives and other financial assets and liabilities at fair value through profit or loss), together with related interest income, expense, dividends, and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Other operating income also includes hedge ineffectiveness arising from fair value and cash flow hedging, income from operating lease assets, and profits and losses arising on the sales of property, plant and equipment and subsidiary undertakings.
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
Options granted under the Employee Sharesave scheme and awards granted under the Transformation Incentive Plan are accounted for as cash-settled share-
based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-
based payment transactions.
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
award and the dividend growth rate.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 126
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
Property, plant and equipment
Property, plant and equipment include owner-occupied properties (including leasehold properties), office fixtures and equipment and computer software. Property, plant and equipment also includes operating leases where the Santander UK group is the lessor and right-of-use assets where the Santander UK group is the lessee. Internally developed software meeting the criteria set out in ‘Goodwill and other intangible assets’ above and externally purchased software are classified in property, plant and equipment where the software is an integral part of the related computer hardware (for example, the operating system of a computer).
Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 15 years
Computer software	3 to 7 years
Right-of-use assets	Shorter of the lease term or the useful life of the underlying asset
Operating lease assets - vehicles	1 to 4 years
Depreciation is not charged on freehold land. Depreciation of operating lease assets where the Santander UK group is the lessor is described in 'Leases' below.
Financial instruments (for impairment of debt instrument financial assets see 'Critical judgements and accounting estimates: Credit impairment losses')
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
A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned. Regular way purchases and sales of financial assets measured at amortised cost are recognised on settlement date; all other regular way purchases and sales of financial assets are recognised on trade date.
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
where it contains one or more embedded derivatives which are not closely related to the host contract.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 127
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
Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.
–FVOCI – Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent SPPI, and that are not designated at FVTPL, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Other operating income’. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method.
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
Financial assets: equity instruments
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective, being instruments that do not contain a contractual obligation to pay cash and that evidence a residual interest in the issuer’s net assets. All equity investments are subsequently measured at FVTPL; management may elect, at initial recognition, to irrevocably designate an equity investment at FVOCI but has not currently done so. When this election is used, fair value gains and losses are recognised in OCI and are not subsequently reclassified to profit or loss, including on disposal. ECLs (and reversal of ECLs) are not reported separately from other changes in fair value. Dividends, when representing a return on such investments, continue to be recognised in profit or loss as other income when the right to receive payments is established. Gains and losses on equity investments at FVTPL are included in ‘Other operating income’ in the income statement.
Financial liabilities
Financial liabilities, which include deposits by banks, deposits by customers, debt securities in issue and subordinated liabilities, are classified as subsequently measured at amortised cost, except for:
–Financial liabilities at FVTPL (see Note 22): this classification is applied to derivatives and other financial liabilities designated as such at initial recognition.
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
instrument and are separately accounted for as derivatives.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 128
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
Securities lending and borrowing transactions are generally secured, with collateral in the form of securities or cash advanced or received. Securities borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.
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
Individually assessed impairments (IAIs)
We assess significant Stage 3 cases individually. We do this for Corporate & Commercial Banking cases, but not for Business Banking cases in Retail & Business
Banking which we assess collectively. To calculate the estimated loss, we estimate the future cash flows under several scenarios each of which uses case-specific factors and circumstances. We then probability-weight the net present value of the cash flows under each scenario to arrive at a weighted average provision requirement. We update our assessment process every quarter and more frequently if there are changes in circumstances that might affect the scenarios, cash flows or probabilities we apply.
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
–Recoveries
Recoveries of credit impairment charges are not included in the impairment loss allowance but are taken to income and offset against credit impairment charges. Recoveries of credit impairment charges are classified in the income statement as ‘Credit impairment charges’.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 129
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
included in Other operating income.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 130
Offsetting financial assets and liabilities
Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The Santander UK group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. These netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
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
a) Fair value hedge accounting
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes due to the hedged risk adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet in macro hedge of interest rate risk and recognised in the income statement. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight-line method over the period to maturity.
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
Securitisation transactions
The Santander UK group has entered into arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. The Santander UK group has also entered into synthetic securitisation arrangements, as part of significant risk transfer (SRT) transactions to reduce its risk-weighted assets, where undertakings have issued credit-linked notes, and in some cases deposited the funds raised as collateral, for credit protection in respect of specific loans and advances to customers. As the Santander
UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be recognised on the balance sheet, and a liability recognised for the proceeds of the funding transaction, or in the case of SRT transactions, collateral deposited.
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
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use (after making allowance for increases in regulatory capital requirements), including those resulting from its ultimate disposal, at a market-based discount rate on a pre-
tax basis. The recoverable amounts of goodwill have been based on value in use calculations.
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
provision is also recognised for voluntary termination of the contract by the customer, where appropriate.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 131
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
Critical judgements and accounting estimates
The preparation of Santander UK's consolidated financial statements in accordance with IFRS requires management to make judgements and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There has been no change in the inherent sensitivity of the areas of judgement in the period. Management have considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
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
risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 132
b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Litigation and other regulatory provisions in Note 29 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints. Note 31 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows.
Note 31 includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater
Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions. It also includes disclosure relating to the historical use of discretionary commission arrangements in Santander Consumer (UK) plc.
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
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 30. The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to support the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
d) Goodwill
The carrying amount of goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Santander UK undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.

Key judgements:	–Determining the basis of goodwill impairment testing and the methodology for determining the carrying value of CGUs, including the need for planning assumptions and internal capital allocations
Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
Santander UK Group undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time.
For more on each of these key judgements and estimates, see Note 20.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 133
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
–Retail & Business Banking (formerly Retail Banking) consists of two business units, Mortgages and Everyday Banking. Mortgages provides prime UK mortgage lending to owner occupiers and buy-to-let landlords with small portfolios. Everyday Banking provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
–Consumer Finance provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
–Corporate & Commercial Banking provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m as well as to Local Authorities and Housing Associations.
–Corporate Centre provides treasury services for asset and liability management of our balance sheet.
Retail & Business Banking delivers products through our omni-channel presence comprising branches, ATMs, telephony, digital and intermediary channels.
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
The segmental data is prepared on a statutory basis of accounting, in line with the accounting policies set out in Note 1. Transactions between segments are on normal commercial terms and conditions. Internal charges and internal UK transfer pricing adjustments are reflected in the results of each segment, and eliminate on consolidation. Revenue sharing agreements are used to allocate external customer revenues to a segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on Santander UK’s cost of wholesale funding. Interest income and interest expense have not been reported separately. The majority of segment revenues are interest income in nature and net interest income is relied on primarily to assess segment performance and to make decisions on the allocation of segment resources.
Results by segment3
For the year ended 31 December

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2023	£m	£m	£m	£m	£m
Net interest income/(expense)	3,716	156	841	(55)	4,658
Non-interest income/(expense)	182	192	135	(71)	438
Total operating income/(expense)	3,898	348	976	(126)	5,096
Operating expenses before credit impairment charges, provisions and charges	(1,813)	(141)	(351)	(151)	(2,456)
Credit impairment charges	(149)	(15)	(40)	(1)	(205)
Provisions for other liabilities and charges	(233)	(18)	(15)	(69)	(335)
Total operating credit impairment charges, provisions and charges	(382)	(33)	(55)	(70)	(540)
Profit/(loss) from continuing operations before tax	1,703	174	570	(347)	2,100

Revenue from external customers	3,597	663	712	124	5,096
Inter-segment revenue/(expense)	301	(315)	264	(250)	—
Total operating income/(expense)	3,898	348	976	(126)	5,096

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	493	—	49	—	542
–Insurance, protection and investments	47	—	—	—	47
–Credit cards	94	—	—	—	94
–Non-banking and other fees(2)	3	25	79	14	121
Total fee and commission income	637	25	128	14	804
Fee and commission expense	(458)	(6)	(11)	(26)	(501)
Net fee and commission income/(expense)	179	19	117	(12)	303

Customer loans	179,887	5,228	17,939	—	203,054
Customer deposits	158,329	—	24,066	5,050	187,445

Average number of full-time equivalent staff	16,330	816	2,376	24	19,546
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Total assets and total liabilities are no longer included in reports provided to the chief operating decision maker.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 134

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2022	£m	£m	£m	£m	£m
Net interest income/(expense)	3,671	180	580	(6)	4,425
Non-interest income/(expense)	209	195	146	(19)	531
Total operating income	3,880	375	726	(25)	4,956
Operating expenses before credit impairment charges, provisions and charges	(1,682)	(144)	(342)	(175)	(2,343)
Credit impairment charges	(262)	(27)	(31)	—	(320)
Provisions for other liabilities and charges	(394)	(6)	(8)	(11)	(419)
Total operating credit impairment charges, provisions and charges	(656)	(33)	(39)	(11)	(739)
Profit/(loss) from continuing operations before tax	1,542	198	345	(211)	1,874

Revenue/(expense) from external customers	4,109	513	732	(398)	4,956
Inter-segment revenue/(expense)	(229)	(138)	(6)	373	—
Total operating income/(expense)	3,880	375	726	(25)	4,956

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	502	—	60	—	562
–Insurance, protection and investments	78	—	—	—	78
–Credit cards	95	—	—	—	95
–Non-banking and other fees(2)	2	20	77	5	104
Total fee and commission income	677	20	137	5	839
Fee and commission expense	(478)	(5)	(18)	(8)	(509)
Net fee/(expense) and commission income	199	15	119	(3)	330

31 December 2022
Customer loans	191,836	5,384	18,518	—	215,738
Customer deposits	161,748	—	24,798	3,365	189,911

Average number of full-time equivalent staff	15,212	531	2,336	44	18,123

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
2021	£m	£m	£m	£m	£m	£m
Net interest income/(expense)	3,356	233	397	—	(37)	3,949
Non-interest income	205	178	112	—	55	550
Total operating income	3,561	411	509	—	18	4,499
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	(1,701)	(163)	(365)	—	(281)	(2,510)
Credit impairment (charges)/write-backs	98	33	90	—	12	233
Provisions for other liabilities and charges	(185)	4	(34)	—	(162)	(377)
Total operating credit impairment (charges)/write-backs, provisions and charges	(87)	37	56	—	(150)	(144)
Profit/(loss) from continuing operations before tax	1,773	285	200	—	(413)	1,845

Revenue from external customers	4,010	489	619	—	(619)	4,499
Inter-segment revenue	(449)	(78)	(110)	—	637	—
Total operating income	3,561	411	509	—	18	4,499

Revenue from external customers includes the following fee and commission income:(1)
–Current account and debit card fees	428	—	50	—	—	478
–Insurance, protection and investments	67	—	—	—	—	67
–Credit card fees	73	—	—	—	—	73
–Non-banking and other fees(2)	2	10	62	—	5	79
Total fee and commission income	570	10	112	—	5	697
Fee and commission expense	(380)	—	(22)	—	(9)	(411)
Net fee and commission income	190	10	90	—	(4)	286

Customer loans	183,023	4,984	19,281	—	—	207,288
Customer deposits	156,991	—	26,466	—	2,758	186,215

Average number of full-time equivalent staff	16,149	670	2,281	528	76	19,704
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Total assets and total liabilities are no longer included in reports provided to the chief operating decision maker.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 135
The table below shows the relationships between Customer assets and Loans and advances to customers as presented in the Consolidated Balance Sheet.
Customer assets exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral. It also shows the relationship between customer liabilities (see above) and Deposits by customers as presented in the Consolidated Balance Sheet.

	Assets		Liabilities
	2023	2022	2023	2022
	£m	£m	£m	£m
Customer balances (gross)	203,054	215,738	187,445	189,911
Loan loss allowance	(914)	(931)	—	—
Customer balances (net)	202,140	214,807	187,445	189,911
Intercompany balances	4,544	4,161	2,825	5,981
Accrued interest	739	649	830	230
Other items	12	99	(250)	(554)
Loans and advances to customers / Deposits by customers	207,435	219,716	190,850	195,568
3. NET INTEREST INCOME

			Group
	2023	2022	2021
	£m	£m	£m
Interest and similar income:
Loans and advances to customers	8,767	5,774	4,619
Loans and advances to banks	1,751	618	52
Reverse repurchase agreements – non-trading	626	149	35
Other	473	167	56
Total interest and similar income(1)	11,617	6,708	4,762
Interest expense and similar charges:
Deposits by customers	(3,230)	(905)	(430)
Deposits by banks	(1,165)	(496)	(25)
Repurchase agreements – non-trading	(538)	(120)	(3)
Debt securities in issue	(1,852)	(650)	(252)
Subordinated liabilities	(169)	(108)	(92)
Other	(5)	(4)	(11)
Total interest expense and similar charges(2)	(6,959)	(2,283)	(813)
Net interest income	4,658	4,425	3,949
(1)Includes £230m (2022: £87m, 2021: £22m) of interest income on financial assets at FVOCI.
(2)Includes £706m (2022: £6m, 2021: £317m) of interest expense on the effective part of derivatives hedging debt issuances and £3m (2022: £3m, 2021: £3m) of interest expense on lease liabilities.
4. NET FEE AND COMMISSION INCOME

			Group
	2023	2022	2021
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	542	562	478
Insurance, protection and investments	47	78	67
Credit cards	94	95	73
Non-banking and other fees(1)	121	104	79
Total fee and commission income	804	839	697
Total fee and commission expense	(501)	(509)	(411)
Net fee and commission income	303	330	286
(1)    Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 136
5. OTHER OPERATING INCOME

			Group
	2023	2022	2021
	£m	£m	£m
Net (losses)/gains on financial instruments designated at fair value through profit or loss(1)	(57)	62	(24)
Net (losses) on financial instruments mandatorily at fair value through profit or loss(2)	(11)	(75)	(2)
Hedge ineffectiveness	19	29	13
Net profit on sale of financial assets at fair value through other comprehensive income	—	—	6
Income from operating lease assets	117	129	136
Other	67	56	135
	135	201	264
(1)Net gains/(losses) on financial instruments designated at fair value through profit or loss include losses of £24m on deposits (2022: £35m gains, 2021 £18m losses), losses of £32m on debt securities (2022:
£31m gains, 2021: £nil).
(2)Net gains/(losses) on financial instruments mandatorily at fair value through profit or loss include gains of £5m on debt securities (2022: £13m gains, 2021: £10m losses).
Net gains on financial instruments mandatorily at FVTPL includes fair value losses of £12m (2022: gains of £14m, 2021: losses of £15m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item and amounted to gains of £12m (2022: losses of £14m, 2021: gains of £15m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £nil (2022: £nil, 2021:
£nil).

			Group
	2023	2022	2021
	£m	£m	£m
Exchange rate differences in the consolidated income statement on items not at fair value through profit and loss	1,288	(2,163)	242
These are principally offset by related releases from the cash flow hedge reserve	(1,248)	2,129	(358)
In 2023, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises. For more, see
Note 27.
In 2022, Other includes £7m of losses on the sale of property under our transformation programme. In 2021, Other includes £73m of property gains from the sale of our London head office and branch properties.
6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES, PROVISIONS
AND CHARGES
For the year ended 31 December

			Group
	2023	2022	2021
	£m	£m	£m
Staff costs:
Wages and salaries	839	745	745
Performance-related payments	162	170	183
Social security costs	115	112	112
Pensions costs: – defined contribution plans	71	60	64
–defined benefit plans	13	28	38
Other personnel costs	41	44	41
	1,241	1,159	1,183
Other administration expenses	925	888	826
Depreciation, amortisation and impairment	290	296	501
	2,456	2,343	2,510

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 137
Staff costs
Performance-related payments’ include bonuses paid in cash and share awards granted under the arrangements described in Note 36. Included in this are equity-
settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Shares awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2023			Costs expected to be recognised in 2024 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	3	4	7	5	7	12
Shares	2	5	7	4	7	11
	5	9	14	9	14	23
The following table shows the amount of bonus awarded to employees for the performance year 2023. In the case of deferred cash and shares awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which the awards are subject. The deferred shares award amount is based on the fair value of the awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m
Cash award – not deferred	140	145	—	—	140	145
–deferred	7	8	12	14	19	22
Shares award – not deferred	8	9	—	—	8	9
–deferred	7	8	11	14	18	22
Total discretionary bonus	162	170	23	28	185	198
Other share-based payments’ consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-
based payments. For more, see Note 36.
The average number of full-time equivalent staff was 19,546 (2022: 18,123, 2021: 19,704).
Depreciation, amortisation and impairment
In 2023, depreciation, amortisation and impairment included depreciation of £64m (2022: £73m, 2021: £81m) on operating lease assets (where the Santander UK group is the lessor) with a carrying amount of £488m at 31 December 2023 (2022: £577m, 2021: £595m). It also included depreciation of £30m (2022: £19m,
2021: £19m) on right-of-use assets with a carrying amount of £90m at 31 December 2023 (2022: £112m, 2021: £117m).
Other administration expenses includes £19m (2022: £21m, 2021: £23m) related to short-term leases.
In 2023, depreciation, amortisation and impairment included an impairment charge of £25m (2022: £10m, 2021: £88m) associated with branch and head office site closures as part of the transformation programme. For more, see Note 21.
7. AUDIT AND OTHER SERVICES

			Group
	2023	2022	2021
	£m	£m	£m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual accounts	13.9	11.8	11.2
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
– Audit of the Santander UK group's subsidiaries	0.6	0.7	0.9
Total audit fees(1)	14.5	12.5	12.1
Non-audit fees:
Audit-related assurance services	0.7	0.6	0.8
Other assurance services	0.5	0.3	0.1
Other non-audit services	0.1	—	0.2
Total non-audit fees	1.3	0.9	1.1
(1) 2023 audit fees included £0.7m (2022: £0.6m, 2021: £1.2m) which related to the prior year.
Audit-related assurance services mainly comprised services performed in connection with review of the financial information of the Company and reporting to the
Company's UK regulators.
Other assurance services mainly comprised services performed in support of various debt issuance programmes.
Of the total non-audit fees, £0.3m (2022: £0.2m, 2021: £0.4m) accords with the definition of 'Audit Fees' per US Securities and Exchange Commission (SEC)
guidance, £1.0m (2022: £0.7m, 2021: £0.7m) accords with the definition of 'Audit related fees' per that guidance and £12,550 (2022: £nil, 2021: £nil) accords with the definition of 'All other fees' per that guidance.
In 2023, the Company’s auditors earned no fees (2022: £nil, 2021: £27,000 fees) payable by entities outside the Santander UK group for the review of the financial position of corporate and other borrowers.
In 2023, the Company's auditors earned £1.6m (2022: £1.6m, 2021: £1.4m), in relation to incremental work undertaken in support of the audit of Banco Santander
SA.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 138
8. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the year ended 31 December

			Group
	2023	2022	2021
	£m	£m	£m
Credit impairment charges/(write-backs):
Loans and advances to customers	191	248	(186)
Recoveries of loans and advances, net of collection costs	10	36	(17)
Off-balance sheet credit exposures (See Note 29)	4	36	(30)
	205	320	(233)
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 29)	334	422	386
Releases for residual value and voluntary termination	1	(3)	(9)
	335	419	377
	540	739	144
In 2023, 2022 and 2021 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.
9. TAXATION

			Group
	2023	2022	2021
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	475	526	401
Adjustments in respect of prior years	(15)	(81)	(24)
Total current tax	460	445	377
Deferred tax:
Charge/(credit) for the year	106	(29)	100
Adjustments in respect of prior years	(7)	64	15
Total deferred tax	99	35	115
Tax on profit from continuing operations	559	480	492
The standard rate of UK corporation tax was 28% for banking entities and 24% for non-banking entities (2022: 27% for banking entities and 19% for non-banking entities; 2021: 27% for banking entities and 19% for non-banking entities) following the introduction of a surcharge on banking companies in 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 139
The Santander UK group’s effective tax rate for 2023 was 26.6% (2022: 25.6%, 2021: 26.7%). The tax on profit from continuing operations before tax differs from the theoretical amount that would arise using the basic corporation tax rate as follows:
For the year ended 31 December

			Group
	2023	2022	2021
	£m	£m	£m
Profit from continuing operations before tax	2,100	1,874	1,845
Tax calculated at a tax rate of 23.5% (2022:19%, 2021: 19%)	494	356	351
Bank surcharge on profits	85	121	104
Non-deductible preference dividends paid	9	9	9
Non-deductible UK Bank Levy	10	13	14
Non-deductible conduct remediation, fines and penalties	13	48	6
Other non-deductible costs and non-taxable income	2	29	37
Effect of change in tax rate on deferred tax provision	2	(29)	9
Tax relief on dividends in respect of other equity instruments	(34)	(40)	(40)
Adjustment to prior year provisions	(22)	(27)	2
Tax on profit from continuing operations	559	480	492
On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK to implement the OECD Pillar Two model rules and which introduces a global minimum effective tax rate of 15% with effect from 1 January 2024. Santander UK will therefore fall within the scope of these rules from 2024.
It is not anticipated that the rules will impact Santander UK but the position will be kept under review.
Current tax assets and liabilities
Movements in current tax assets and liabilities during the year were as follows:

		Group
	2023	2022
	£m	£m
Assets	478	347
At 1 January	478	347
Income statement charge (including discontinued operations)	(460)	(445)
Other comprehensive income (charge)/credit	(70)	159
Corporate income tax received	537	405
Other movements	5	12
	490	478
Assets	490	478
At 31 December	490	478
The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities, the effects of movements in deferred tax, adjustments to prior period current tax provisions and current tax recognised directly in other comprehensive income.
Santander UK proactively engages and cooperates with relevant tax authorities in their oversight of the company's tax matters. The accounting policy for recognising provisions for any tax risks identified is described in Note 1. It is not expected that there will be any material movement in such provisions within the next 12 months.
The Santander UK group has applied the UK’s Code of Practice on Taxation for Banks following its adoption in 2010. For more information, see our Taxation
Strategy on our website aboutsantander.co.uk.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 140
Deferred tax
The table below shows the deferred tax balances including the movement in the deferred tax account during the year. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group has the legal right to offset and intends to settle on a net basis.

								Group
	Fair value of financial instruments	Pension remeasurement	Cash flow hedges	Fair value reserve	Tax losses carried forward	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	27	(290)	305	(1)	—	35	(111)	(35)
Income statement (charge)/credit	(35)	(63)	—	—	—	(18)	17	(99)
Transfers/reclassifications	—	—	(3)	(1)	—	1	4	1
Credited/(charged) to other comprehensive income	—	167	(229)	5	—	—	4	(53)
At 31 December 2023	(8)	(186)	73	3	—	18	(86)	(186)

At 1 January 2022	(123)	(508)	(7)	(12)	8	68	(5)	(579)
Income statement credit/(charge)	150	(49)	—	—	(7)	(33)	(96)	(35)
Transfers/reclassifications	—	—	2	—	(1)	—	(1)	—
Credited/(charged) to other comprehensive income	—	267	310	11	—	—	(9)	579
At 31 December 2022	27	(290)	305	(1)	—	35	(111)	(35)
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
recognised. There are £nil unrecognised deferred tax assets on capital losses carried forward (2022: £nil).
10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:

	Group			Group
	2023	2022	2021	2023	2022	2021
	Pence per share	Pence per share	Pence per share	£m	£m	£m
In respect of current year – first interim	1.32	1.25	0.90	410	389	281
– second interim	3.61	2.01	3.47	1,120	625	1,077
	4.93	3.26	4.37	1,530	1,014	1,358
In 2023 an interim dividend of £1,530m (2022: £1,014m, 2021: £1,358m) was paid on the Company's ordinary shares in issue. In 2023, £750m (2022: £300m) of the dividend was a special dividend. These were paid following review and approval by the Board in line with our dividend policy.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 141
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
b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2023			2022
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	12,927	92	217	14,006	315	281
Interest rate contracts	28,351	389	583	31,135	465	754
Equity and credit contracts	765	133	20	902	130	25
Total derivatives held for trading	42,043	614	820	46,043	910	1,060
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	1,145	29	2	538	12	4
Interest rate contracts	107,540	1,275	839	77,748	1,777	403
	108,685	1,304	841	78,286	1,789	407
Designated as cash flow hedges:
Exchange rate contracts	21,618	1,008	289	26,035	1,717	186
Interest rate contracts	50,896	553	915	26,108	164	1,471
	72,514	1,561	1,204	52,143	1,881	1,657
Total derivatives held for hedging	181,199	2,865	2,045	130,429	3,670	2,064
Derivative netting(1)	—	(2,047)	(2,047)	—	(2,173)	(2,173)
Total derivatives	223,242	1,432	818	176,472	2,407	951
(1)Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was
472m (2022: 1,368m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was 12m (2022: 70m).
At 31 December 2023, the fair value of derivative assets included amounts due from Banco Santander group entities of £762m (2022: £1,319m) and the fair value of derivative liabilities included amounts due to Banco Santander group entities of £230m (2022: £207m).

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 142
For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 40.
The table below analyses the notional and fair values of derivatives by trading and settlement method.

Notional
	Traded over the counter			Asset		Liability
	Settled by central counterparties	Not settled by central counterparties	Total		Traded over the counter		Traded over the counter
2023	£m	£m	£m		£m		£m
Exchange rate contracts	—	35,690	35,690		1,129		508
Interest rate contracts	174,460	12,327	186,787		170		290
Equity and credit contracts	—	765	765		133		20
	174,460	48,782	223,242		1,432		818

2022
Exchange rate contracts	—	40,579	40,579		2,044		471
Interest rate contracts	124,638	10,353	134,991		233		455
Equity and credit contracts	—	902	902		130		25
	124,638	51,834	176,472		2,407		951

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 143
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
Micro hedges of interest rate risk and foreign currency risk
Santander UK accesses international markets to obtain funding, to issue fixed rate debt or to invest in fixed rate debt of other issuers as part of maintaining a portfolio of HQLA (High Quality Liquid Assets) in its functional currency and other currencies. We are therefore exposed to changes in fair value due to changes in market interest rates and/or foreign exchange rates, principally in USD and EUR, which we mitigate through the use of receive fixed/pay floating rate interest rate swaps and/or receive fixed/pay floating rate cross currency swaps.
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
Hedges of foreign currency risk
As Santander UK obtains funding in international markets, we assume significant foreign currency risk exposure, mainly in USD and EUR. In addition, Santander
UK also holds debt securities for liquidity purposes which assumes foreign currency exposure, principally in JPY and CHF.
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
interest rate risk, it can also arise due to differences in the basis of cash flows between the hedged item and the hedging instrument.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 144
Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2023	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	3,612	7,141	32,241	60,590	3,008	106,592
	Average fixed interest rate - GBP	2.38%	3.19%	3.42%	3.90%	3.99%
	Average fixed interest rate - EUR	1.14%	0.18%	0.45%	0.21%	3.92%
	Average fixed interest rate - USD	2.60%	2.46%	4.23%	1.36%	4.91%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	18	—	1,041	86	1,145
	Interest rate contracts - Nominal amount (£m)	—	18	—	844	86	948
	Average GBP - EUR exchange rate	—	1.11	—	1.16	1.15
	Average GBP - USD exchange rate	—	—	—	1.32	—
	Average fixed interest rate - EUR	—	—	—	2.77%	3.48%
	Average fixed interest rate - USD	—	—	—	4.83%	—
Cash flow hedges:
Interest rate risk	Interest rate contracts – Nominal amount (£m)	911	2,993	12,770	27,721	1,219	45,614
	Average fixed interest rate - GBP	5.06%	2.98%	5.39%	3.83%	3.45%
FX risk	Exchange rate contracts - Nominal amount (£m)	927	3,238	2,692	9,447	588	16,892
	Interest rate contracts - Nominal amount (£m)	—	2,199	—	—	942	3,141
	Average GBP - JPY exchange rate	154.14	153.95	167.85	—	—
	Average GBP - CHF exchange rate	1.09	1.09	1.09	1.12	1.12
	Average GBP - EUR exchange rate	—	1.20	1.17	1.18	—
	Average GBP - USD exchange rate	—	1.39	—	1.28	1.39
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	87	785	500	2,896	458	4,726
	Interest rate contracts - Nominal amount (£m)	—	—	—	1,975	166	2,141
	Average GBP - EUR exchange rate	1.18	—	1.25	1.20	1.19
	Average GBP - USD exchange rate	—	1.66	—	1.38	1.54
	Average fixed interest rate - GBP	2.57%	2.54%	2.96%	2.31%	4.74%

2022
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal amount (£m)	2,210	4,468	21,678	45,314	3,808	77,478
	Average fixed interest rate - GBP	2.58%	0.88%	0.56%	2.07%	3.78%
	Average fixed interest rate - EUR	1.77%	1.60%	0.77%	0.28%	3.09%
	Average fixed interest rate - USD	1.35%	3.47%	3.51%	2.00%	4.92%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	66	465	7	538
	Interest rate contracts - Nominal amount (£m)	—	—	—	263	7	270
	Average GBP - EUR exchange rate	—	—	1.20	1.16	1.10
	Average GBP - USD exchange rate	—	—	—	1.19	—
	Average fixed interest rate - EUR	—	—	3.42%	2.06%	—
	Average fixed interest rate - USD	—	—	—	4.63%	—
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	1,042	2,191	1,940	13,197	1,076	19,446
	Average fixed interest rate - GBP	1.77%	2.29%	1.98%	2.35%	1.84%
FX risk	Exchange rate contracts - Nominal amount (£m)	2,301	3,135	2,381	10,606	1,163	19,586
	Interest rate contracts - Nominal amount (£m)	415	—	—	2,325	997	3,737
	Average GBP - JPY exchange rate	—	157.45	160.04	—	—
	Average GBP - CHF exchange rate	—	1.13	—	—	—
	Average GBP - EUR exchange rate	—	—	1.12	1.18	1.17
	Average GBP - USD exchange rate	1.22	1.25	1.17	1.31	1.39
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	1,173	4,626	650	6,449
	Interest rate contracts - Nominal amount (£m)	—	—	585	2,132	208	2,925
	Average GBP - EUR exchange rate	—	—	1.19	1.21	1.20
	Average GBP - USD exchange rate	—	—	1.60	1.50	1.54
	Average fixed interest rate - GBP	—	—	3.27%	2.58%	4.59%

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 145
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 146
Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2023	2022	2021
	£m	£m	£m
Fair value hedging:
(Losses)/gains on hedging instruments	(1,879)	2,381	852
Gains/(losses) on hedged items attributable to hedged risks	1,896	(2,316)	(800)
Fair value hedging ineffectiveness	17	65	52
Cash flow hedging ineffectiveness	2	(36)	(39)
	19	29	13
Hedge ineffectiveness can be analysed by risk category as follows:

									Group
			2023			2022			2021
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
Fair value hedges:	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	(1,865)	1,877	12	2,392	(2,333)	59	874	(834)	40
Interest rate/FX risk	(14)	19	5	(11)	17	6	(22)	34	12
	(1,879)	1,896	17	2,381	(2,316)	65	852	(800)	52

					Group
		Hedging Instruments		Recognised in Income Statement	Reclassified from reserves to income
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI
Cash flow hedges:		£m	£m	£m	£m
2023
Interest rate risk	Net interest income	466	(445)	21	(469)
FX risk	Net interest income/other operating income	(396)	377	(19)	(392)
Interest rate/FX risk	Net interest income/other operating income	(237)	237	—	(387)
		(167)	169	2	(1,248)
2022
Interest rate risk	Net interest income	(1,161)	1,160	(1)	(96)
FX risk	Net interest income/other operating income	1,604	(1,604)	—	1,692
Interest rate/FX risk	Net interest income/other operating income	(54)	19	(35)	533
		389	(425)	(36)	2,129
2021
Interest rate risk	Net interest income	(317)	305	(12)	73
FX risk	Net interest income/other operating income	(54)	54	—	(158)
Interest rate/FX risk	Net interest income/other operating income	(541)	514	(27)	(273)
		(912)	873	(39)	(358)

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 147
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 148
In 2023, cash flow hedge accounting of £nil (2022: £nil) had to cease due to the hedged cash flows no longer being expected to occur.
The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2023	2022
	£m	£m
Balance at 1 January	(1,575)	129
Effective portion of changes in fair value:
– Interest rate risk	445	(1,160)
– Foreign currency risk	(377)	1,604
– Interest rate/foreign currency risk	(237)	(19)
	(169)	425
Income statement transfers:
– Interest rate risk	469	96
– Foreign currency risk	392	(1,692)
– Interest rate/foreign currency risk	387	(533)
	1,248	(2,129)
Balance at 31 December	(496)	(1,575)
Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2023					2022
		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffective ness		Accumulated amount of FV hedge adjustments			Change in value to calculate hedge ineffectiven ess
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	73,194	—	(625)	(435)	1,968	60,783	—	(2,640)	(653)	(2,707)
Other financial assets at amortised cost	152	1	(8)	(8)	5	156	—	(12)	2	(14)
Reverse repurchase agreements – non trading	6,186	—	—	—	4	4,045	—	(5)	(1)	—
Other financial assets at FVOCI	2,013	(113)	—	(131)	82	2,325	(200)	—	35	(227)
Deposits by customers	(15,892)	38	(10)	—	(53)	(1,739)	24	5	—	33
Deposits by banks	—	—	—	—	—	—	—	—	—	—
Debt securities in issue	(4,091)	118	(75)	(114)	(128)	(4,735)	321	(94)	(172)	528
Subordinated liabilities	(522)	(27)	(1)	(42)	(1)	(250)	(27)	(6)	(63)	54
Interest rate/FX risk:
Other financial assets at FVOCI	989	4	—	—	12	237	(21)	—	1	(9)
Debt securities in issue	(214)	(14)	—	(24)	8	(290)	(18)	—	(37)	27
Subordinated liabilities	—	—	—	—	(1)	1	1	—	1	(1)
	61,815	7	(719)	(754)	1,896	60,533	80	(2,752)	(887)	(2,316)

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 149

						Group
			2023			2022
	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:
Loans and advances to customers	(163)	(462)	1	935	(1,010)	(1)
Cash and balances at central banks	(281)	99	(76)	233	(274)	(106)
Deposits by banks	(1)	(1)	—	(8)	7	—
FX risk:
Other financial assets at FVOCI	(253)	1	—	—	(6)	—
Not applicable – highly probable forecast transactions	88	1	—	(349)	2	—
Deposits by customers	(33)	—	—	(167)	(2)	—
Debt securities in issue	617	(9)	—	(1,051)	(17)	(2)
Repurchase agreements - non trading	(42)	—	—	(37)	—	—
Interest rate/FX risk:
Debt securities in issue/loans and advances to customers	99	(75)	—	56	(170)	(3)
Deposits by customers	94	(39)	—	—	(74)	—
Subordinated liabilities/loans and advances to customers	44	(11)	52	(37)	(31)	77
	169	(496)	(23)	(425)	(1,575)	(35)

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 150
12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2023	2022
	£m	£m
Loans and advances to customers:
Loans to housing associations	8	4
Other loans	38	41
	46	45
Debt securities	167	15
Other debt instruments	49	69
	262	129
For the Santander UK group, other financial assets at FVTPL comprised £8m (2022: £16m) of financial assets designated at FVTPL and £254m (2022: £113m) of financial assets mandatorily held at FVTPL.
Loans and advances to customers principally represent other loans, being a portfolio of roll-up mortgages. These are managed, and have their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.
Since 2009, the Santander UK group’s policy has been not to designate similar new loans at FVTPL.
The net loss in the year attributable to changes in credit risk for loans and advances at FVTPL was £nil (2022: £1m, 2021: £nil). The cumulative net loss attributable to changes in credit risk for loans and advances at FVTPL at 31 December 2023 was £3m (2022: £3m, 2021: £2m).

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 151
13. LOANS AND ADVANCES TO CUSTOMERS

	Group
	2023	2022
	£m	£m
Loans secured on residential properties	172,854	184,317
Corporate loans	18,267	19,057
Finance leases	4,530	4,645
Other unsecured loans	7,232	7,742
Accrued interest and other adjustments	943	688
Amounts due from fellow Banco Santander subsidiaries and joint ventures	4,489	4,220
Amounts due from Santander UK Group Holdings plc	55	—
Amounts due from subsidiaries	—	—
Loans and advances to customers	208,370	220,669
Credit impairment loss allowances on loans and advances to customers	(914)	(931)
Residual value and voluntary termination provisions on finance leases	(21)	(22)
Net loans and advances to customers	207,435	219,716
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.
Finance lease and hire purchase contract receivables may be analysed as follows:

						Group
	2023			2022
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	1,502	(216)	1,286	1,493	(182)	1,311
Later than one year and not later than two years	1,426	(208)	1,218	1,367	(168)	1,199
Later than two years and not later than three years	1,331	(194)	1,137	1,190	(147)	1,043
Later than three years and not later than four years	882	(129)	753	1,044	(129)	915
Later than four years and not later than five years	99	(14)	85	143	(18)	125
Later than five years	60	(9)	51	59	(7)	52
	5,300	(770)	4,530	5,296	(651)	4,645

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 152
The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers.
Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,830m (2022: £1,761m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Contingent rent income of nil (2022: £nil, 2021: £nil) was earned in the year, which was classified in ‘Interest and similar income’. Finance income on the net investment in finance leases was £266m (2022: £230m, 2021:
£243m).
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
At 31 December 2023 and 2022, the Santander UK group had contracted with lessees for the following future undiscounted minimum lease payments receivable under operating leases.

	Group
	2023	2022
	£m	£m
No later than one year	28	31
Later than one year and not later than two years	26	27
Later than two years and not later than three years	18	22
Later than three years and not later than four years	14	13
Later than four years and not later than five years	7	11
Later than five years	18	21
	111	125
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
ii) Other securitisation structures
The Santander UK group also makes use of auto loan securitisations, whereby a pool of auto loans originated by a member of the Santander UK group is sold to a special purpose vehicle by the asset originator. The special purpose vehicle funds the purchase of the auto loans by issuing asset-backed securities to third-
party investors. A proportion of the securities are also retained by members of the Santander UK group. Members of the Santander UK group also receive payments from the special purpose vehicle in respect of fees for administering the auto loans, and payment of deferred consideration for the sale of the auto loans. The seller has no right or obligation to repurchase any securitised loan, except if certain representations and warranties given by the seller at the time of transfer are breached and, in certain cases, if there has been a subsequent variation in the terms of the underlying auto loan not permitted under the sale agreement.
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
UK plc. Under the terms of the guarantee, Abbey Covered Bonds LLP has agreed to pay an amount equal to the guaranteed amounts when the same shall become due for payment, but which would otherwise be unpaid by Santander UK plc.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 153
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2023 and 2022 are listed below.

Group
	Gross assets		External notes in issue		Notes issued to Santander UK plc/subsidiaries as collateral
	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	3,242	1,646	2,119	790	300	176
–Fosse	2,048	2,028	100	100	1,382	1,365
	5,290	3,674	2,219	890	1,682	1,541
Other asset-backed securitisation structures:
–Motor	—	6	—	7	—	—
–Repton	757	—	550	—	—	—
	757	6	550	7	—	—
Total securitisation programmes	6,047	3,680	2,769	897	1,682	1,541
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	21,880	21,304	15,000	15,205	—	—
Total securitisation and covered bond programmes	27,927	24,984	17,769	16,102	1,682	1,541
The following table sets out the internal and external issuances and redemptions in 2023 and 2022 for each securitisation and covered bond programme.

Group
	Internal issuances		External issuances		Internal redemptions		External redemptions
	2023	2022	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	241	—	1,500	600	121	100	186	200
–Fosse	—	—	—	—	—	—	—	200
Other asset-backed securitisation structures:
–Motor	—	—	—	—	—	—	7	33
–Repton	—	—	550	—	—	—	—	—
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	—	—	—	4,200	—	100	—	1,700
	241	—	2,050	4,800	121	200	193	2,133
During 2023, the remaining asset-backed notes from the Motor securitisation structure were redeemed. In 2023 Repton 2023-1 Limited borrowed £550m through an asset-backed variable funding note facility. Repayment of this will begin in 2025.
Holmes Funding Ltd has a beneficial interest of £2,396m (2022: £796m) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1,393m (2022: £1,465m) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
The Holmes securitisation companies have cash deposits of £80m (2022: £112m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.
The Fosse securitisation companies have cash deposits of £108m (2022: £108m), which have been accumulated to finance the redemption of a number of securities issued by Fosse securitisation companies. The share of Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 154
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
The following table analyses the carrying amount of financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2023		2022
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	14	(15)	120	(128)
Securities lending agreements	3,136	(2,735)	2,871	(2,509)
Securitisations (See Notes 14 and 26)	6,047	(2,769)	3,680	(897)
	9,197	(5,519)	6,671	(3,534)
16. REVERSE REPURCHASE AGREEMENTS – NON-TRADING

		Group
	2023	2022
	£m	£m
Agreements with banks	2,397	885
Agreements with customers	10,071	6,463
	12,468	7,348
17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2023	2022
	£m	£m
Asset backed securities	—	—
Debt securities	152	156
0	152	156
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 155
18. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE
INCOME

		Group
	2023	2022
	£m	£m
Debt securities	8,481	6,024
	8,481	6,024
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds. Detailed disclosures can be found in the 'Liquidity risk' section of the Risk review.
19. INTERESTS IN OTHER ENTITIES

		Group
	2023	2022
	£m	£m
Subsidiaries	—	—
Joint Ventures	245	252
0	245	252
The Santander UK group consists of a parent company, Santander UK plc, incorporated and domiciled in the UK and a number of subsidiaries and joint ventures held directly and indirectly by it.
a) Interests in subsidiaries
The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 156
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
Motor Securities 2018-1 Designated Activity Company (Motor 2018)
Motor 2018 is a credit protection entity, and a Designated Activity Company limited by shares, incorporated in Ireland. It issued a series of credit linked notes varying in seniority which referenced a portfolio of Santander UK group auto loans. Concurrently, this entity sold credit protection to SCUK in respect of the referenced loans and, in return for a fee, was liable to make protection payments to SCUK upon the occurrence of a credit event in relation to any of the referenced loans. Motor 2018 is consolidated as Santander UK held a variable interest by retaining the junior tranche of notes issued by the entity. The outstanding notes were redeemed and the transaction terminated in 2023.
b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. In 2023, Santander UK’s share in the profit after tax of its joint ventures was £43m
(2022: £36m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2023, the carrying amount of Santander UK’s interest was £245m (2022: £252m). At 31 December 2023 and 2022, the joint ventures had no commitments and contingent liabilities.
c) Interests in unconsolidated structured entities
Structured entities sponsored by the Santander UK group
Santander UK has interests in structured entities which it sponsors but does not control. Santander UK considers itself a sponsor of a structured entity when it facilitates the establishment of the structured entity. Other than as set out below, no significant judgements were required with respect to control or significant influence. The structured entities sponsored but not consolidated by Santander UK are as follows:
i) Santander (UK) Common Investment Fund (the Fund)
The Fund is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by
Santander UK, but its assets of £8,551m (2022: £8,646m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 30. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established four (2022: four) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans.
Santander UK has no holdings in senior credit linked notes (2022: £180m). Junior credit linked notes, which amounted to £185m (2022: £465m), are all held by third party investors and suffer the first losses incurred in the referenced portfolios. Funds raised by the sale of the credit linked notes are deposited with
Santander UK as collateral for the credit protection.
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
value of the interests held in these entities represents the maximum exposure to loss.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 157
20. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Carrying amount
	£m	£m	£m
At 31 December 2022 and 1 January 2023 and 31 December 2023	1,269	(70)	1,199
Impairment of goodwill
In 2023 and 2022, no impairment of goodwill was recognised. Goodwill is tested for impairment annually, or more frequently, if reviews identify an impairment indicator or when events or changes in circumstances dictate. Goodwill is tested for impairment annually at 31 December, with a review for impairment indicators at 30 June.
The annual review identified that the risks of ongoing global conflicts, places increasing uncertainty on the UK economic trajectory, and its potential impact on the carrying value of goodwill as impairment indicators for all cash-generating units (CGUs). As a result, management updated the impairment test at 31 December
2023 for all CGUs.
Basis of the recoverable amount
The recoverable amount of all CGUs was determined based on its value in use (VIU) methodology at each testing date. For each CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each CGU are set out below. The
Retail & Business Banking segment consists of the Private Banking CGU and the rest of Retail & Business Banking, known as the Personal Financial Services
CGU.
Carrying amount of Goodwill by CGU and key assumptions in the VIU calculation

		Goodwill		Discount rate	Growth rate beyond initial cash flow projections
	2023	2022	2023	2022	2023	2022
CGU	£m	£m	%	%	%	%
Personal Financial Services	1,169	1,169	16.7	16.6	1.6	1.6
Private Banking	30	30	14.6	15.3	1.6	1.6
	1,199	1,199
The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macroeconomic outlook. For the goodwill impairment tests conducted at 31 December 2023, the determination of the carrying amount of the
Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2026. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of recent events in the UK economic environment on the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2023, see the Credit risk – Santander UK group level section of the Risk review. The cash flow projections take into account the likely impact of recent changes to the
BoE Bank Rate, inflation and also consider the impact of future climate change.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 31), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2023.
Discount rate
The rate used to discount the cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model (CAPM) and calculated on a post-tax basis. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The inputs to the CAPM are observable on a post-tax basis. In determining the discount rate, management has identified the cost of equity associated with market participants that closely resemble our CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. The Private Banking CGU has a different discount rate compared to the Personal Financial Services CGU because different market participants closely resemble each CGU.
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
Goodwill arising on the acquisition of Personal Financial Services and Private Banking
The VIU of each CGU remains higher than the carrying value of the related goodwill. The VIU review at 31 December 2023 did not indicate the need for an impairment in the Company’s goodwill balances. Management considered the level of headroom and the uncertainty relating to the respective estimates of the
VIU for those CGUs but determined that there was a sufficient basis to conclude that no impairment was required.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 158
Sensitivities of key assumptions in calculating the value in use
At 31 December 2023 and 31 December 2022, the VIU of the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount.
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
other assumptions and could result in a larger or smaller overall impact.
Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	Cash flow projections	–BoE Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Higher interest rate environment impact on customer affordability –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 10% (2022: 5%).
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points (2022: 100 basis points).
	GDP growth rate	–High oil / gas prices –Elevated wage growth –Weak productivity –Large government debt burden –Fragile business and consumer confidence
–Inflation and interest rates stay higher
for longer, hitting the disposable
income of our customers
–Affects the profitability of our
customers
–Limits the scope for tax cuts, hitting
the disposable income of our
customers
–Affects business and consumer
spending decisions of our customers
–GDP Growth rate decreases by 10% (2022: 10%)
At 31 December 2023 and 31 December 2022, a reasonably possible change in the key assumptions in relation to the VIU calculation for the goodwill balance in the Personal Financial Services CGU would have resulted in a reduction in headroom as follows.

		Reduction in headroom
		2023	2022
CGU	Reasonably possible change	£m	£m
Personal Financial Services	Cash flow projections decrease by 10% (2022: 5%)	(818)	(538)
	Discount rate increases by 100 basis points (2022: 100 basis points)	(663)	(887)
	GDP Growth rate decreases by 10% (2022: 10%)	(19)	(31)
Sensitivity of Value in use changes to current assumptions to achieve nil headroom
Although there was no impairment of goodwill relating to the Personal Financial Services CGU or the Private Banking CGU at 31 December 2023, the test for the
Personal Financial Services CGU remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
In 2023, there was a decrease in headroom arising from a decline in cash flow forecasts, this is partially offset by a decrease to RWAs which has led to a reduction in the required CET1 capital requirement.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2023	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in GDP growth rate	Decrease in cash flows
CGU	£m	£m	£m	bps	%	%
Personal Financial Services	7,513	8,178	665	101	4	8

2022
Personal Financial Services	8,860	10,752	1,892	239	13	18

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 159
b) Other intangibles

			Group
	Cost	Accumulated amortisation/ impairment	Carrying amount
	£m	£m	£m
At 1 January 2023	1,261	(910)	351
Additions	114	—	114
Disposals	(36)	36	—
Charge	—	(116)	(116)
At 31 December 2023	1,339	(990)	349

At 1 January 2022	1,334	(992)	342
Additions	112	—	112
Disposals	(185)	185	—
Charge	—	(100)	(100)
Impairment	—	(3)	(3)
At 31 December 2022	1,261	(910)	351
Other intangibles which consist of computer software, include computer software under development of £157m (2022: £149m), of which £35m is internally generated (2022: £33m).
The impairment charge of £nil (2022: £3m) relates to computer software no longer expected to yield future economic benefits as it has become obsolete.
21. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(1)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2023	889	823	72	722	267	2,773
Additions	87	83	—	85	31	286
Reclassification (to)/from assets held for sale	8	—	—	—	—	8
Disposals	(66)	(29)	(5)	(172)	(35)	(307)
At 31 December 2023	918	877	67	635	263	2,760
Accumulated depreciation:
At 1 January 2023	270	618	72	145	155	1,260
Charge for the period	17	62	—	64	30	173
Impairment during the period	—	—	—	—	(11)	(11)
Disposals	(61)	(27)	(5)	(62)	(1)	(156)
At 31 December 2023	226	653	67	147	173	1,266
Carrying amount	692	224	—	488	90	1,494

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(1)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2022	978	1,049	434	755	254	3,470
Additions	61	86	—	185	38	370
Reclassification to assets held for sale	(98)	(13)	—	—	—	(111)
Disposals	(52)	(299)	(362)	(218)	(25)	(956)
At 31 December 2022	889	823	72	722	267	2,773
Accumulated depreciation:
At 1 January 2022	334	857	434	160	137	1,922
Charge for the year	18	68	1	73	19	179
Impairment during the year	8	2	—	—	—	10
Reclassification to assets held for sale	(49)	(13)	—	—	—	(62)
Disposals	(41)	(296)	(363)	(88)	(1)	(789)
At 31 December 2022	270	618	72	145	155	1,260
Carrying amount	619	205	—	577	112	1,513
(1)Property includes investment properties of £17m (2022: £17m ) and assets under construction of £nil (2022: £204m). In September 2023, we completed the construction of a new head office in Milton Keynes.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 160
In 2023, right-of-use assets were impaired as a result of our multi-year transformation project. The impairment relates to leasehold properties within the scope of our branch network restructuring programme and head office sites which are either closing or consolidating.
22. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2023	2022
	£m	£m
Structured Notes Programmes	369	375
Structured deposits	426	321
Zero Amortising Guaranteed Notes	104	107
	899	803
For the Santander UK group all (2022: all) of the other financial liabilities at FVTPL were designated as such.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £21m (2022: £25m gain, 2021: £12m loss). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2023 was £6m (2022: £15m gain, 2021: £10m loss).
At 31 December 2023, the amount that would be required to be contractually paid at maturity of the securities above was £97m (2022: £138m) higher than the carrying value.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 161
23. DEPOSITS BY CUSTOMERS

		Group
	2023	2022
	£m	£m
Demand and time deposits(1)	188,004	189,587
Amounts due to other Santander UK Group Holdings plc subsidiaries	114	67
Amounts due to Santander UK Group Holdings plc(2)	1,772	4,759
Amounts due to fellow Banco Santander subsidiaries and joint ventures	960	1,155
	190,850	195,568
(1)Includes capital amount guaranteed / protected equity index-linked deposits of £304m (2022: £408m).
(2)Includes downstreamed funding from our immediate parent company Santander UK Group Holdings plc.
24. DEPOSITS BY BANKS

		Group
	2023	2022
	£m	£m
Items in the course of transmission	732	701
Deposits held as collateral	860	1,741
Other deposits(1)	18,737	26,082
Amounts due to Santander UK subsidiaries	3	1
	20,332	28,525
(1)Includes drawdown from the TFSME of £17.0bn (2022: £25.0bn).
25. REPURCHASE AGREEMENTS – NON TRADING

		Group
	2023	2022
	£m	£m
Agreements with banks	551	50
Agreements with customers	7,860	7,932
	8,411	7,982

26. DEBT SECURITIES IN ISSUE

	Group
	2023	2022
	£m	£m
Medium-term notes:
– US$30bn Euro Medium Term Note Programme	744	739
– Euro 30bn Euro Medium Term Note Programme	3,784	3,211
- US SEC-registered Debt Programme - Santander UK plc	7,128	6,694
Medium-term notes	11,656	10,644
Euro 35bn Global Covered Bond Programme	15,000	15,205
US$20bn Commercial Paper Programmes	2,761	1,851
Certificates of deposit	1,530	2,874
Credit linked notes	194	60
Securitisation programmes	2,769	897
	33,910	31,531

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 162
27. SUBORDINATED LIABILITIES

	Group
	2023	2022
	£m	£m
£325m Sterling preference shares	343	344
Undated subordinated liabilities	205	219
Dated subordinated liabilities	1,838	1,769
	2,386	2,332
In 2023, certain subordinated liabilities were repurchased as part of ongoing liability management exercises, resulting in a profit of £4m (2022: a loss of £5m).
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
In 2023 and 2022, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.
Undated subordinated liabilities

			Group
		2023	2022
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
7.125% 30 Year Step-up perpetual callable subordinated notes	2030	—	14
		205	219
In common with other debt securities issued by Santander UK group companies and notwithstanding the issuer’s first call dates in the table above, in the event of certain tax changes affecting the treatment of payments of interest on subordinated liabilities in the UK, the 7.125% 30 Year Step-up perpetual callable subordinated notes are redeemable at any time, and the 10.0625% Exchangeable capital securities are redeemable on any interest payment date – each in whole at the option of Santander UK, at their principal amount together with any accrued interest.
The 10.0625% Exchangeable capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK, on the business day immediately following any interest payment date.
Dated subordinated liabilities

	Group
		2023	2022
	Maturity	£m	£m
5% Subordinated notes	2023	—	591
4.75% Subordinated notes	2025	326	608
7.95% Subordinated notes	2029	193	207
6.50% Subordinated notes	2030	1	22
5.875% Subordinated notes	2031	7	7
5.625%Subordinated notes	2045	222	334
7.869% Subordinated notes	2033	321	—
8.296% Subordinated notes	2033	768	—
		1,838	1,769
The dated subordinated liabilities are redeemable in whole at the option of Santander UK in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.
28. OTHER LIABILITIES

		Group
	2023	2022
	£m	£m
Lease liabilities	111	125
Other	2,368	2,456
	2,479	2,581

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 163
29. PROVISIONS

	Group
	Customer remediation	Litigation and other regulatory	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	90	136	3	47	74	21	7	378
Additional provisions (See Note 8)	45	28	44	16	4	56	168	361
Provisions released (See Note 8)	(8)	—	(8)	(6)	—	—	—	(22)
Utilisation and other	(21)	(32)	(95)	(10)	—	(45)	(168)	(371)
Recharge(1)	—	—	20	—	—	—	—	20
Reclassification from provisions to other assets	—	—	36	—	—	—	—	36
At 31 December 2023	106	132	—	47	78	32	7	402
(1)Recharge in respect of the UK Bank Levy paid on behalf of other UK entities in the Banco Santander group
Provisions expected to be settled within no more than 12 months after 31 December 2023 were £217m (2022: £130m).
a) Customer remediation
Net provisions of £37m were recognised in 2023 for customer remediations. An additional provision of £45m was recognised in 2023 for customer remediation exercises relating to our mortgage book. £30m of this relates to the proposed refund of interest inconsistently charged on mortgage products for customers in
Financial Support, and £10m relates to the proposed refund of early repayment charges paid by a specific group of customers who historically switched mortgage products. The provisions remain subject to change as additional data becomes available and remediation boundaries are finalised.
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
In 2023 there were charges of £12m for legal provisions and £16m for regulatory fees and other issues.
The balance also included an amount in respect of our best estimate of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, further described in Note 31. No further information on the best estimate is provided on the basis that it would be seriously prejudicial.
c) Bank Levy
In 2023, a rate of 0.05% (2022: 0.05%) was charged on long term chargeable equity and liabilities and 0.10% on short-term chargeable liabilities (2022: 0.10%).
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
Property provisions included £4m of transformation charges in 2023. These charges consist of costs relating to leasehold head office closures, along with decommissioning costs relating to freehold head office sites which are either closing or consolidating.
e) ECL on undrawn facilities and guarantees
Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments.
f) Restructuring
Restructuring provisions relate to severance costs associated with transformation and organisational changes. The provision includes a charge of £51m as part of our multi-year transformation programme to improve future returns, focused on simplifying, digitising and automating the bank.
g) Other
Other provisions include provisions that do not fit into any of the other categories, such as fraud losses and some categories of operational losses. In 2023, other provisions included charges for operational risk provisions of £163m, including fraud losses of £136m.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 164
30. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	Group
	2023	2022
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	723	1,050
Funded defined benefit pension scheme - deficit	(41)	—
Unfunded pension and post-retirement medical benefits	(25)	(25)
Total net assets	657	1,025
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
An expense of £71m (2022: £60m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses (see Note
6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the
Scheme). It comprises seven legally segregated sections. The Scheme covers 7% (2022: 10%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members. Members accrue final salary benefits for each year of service in the Scheme, according to a salary definition which varies across the sections.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme.
The Trustee board comprises six (2022: six) Directors selected by Santander UK Group Holdings plc, plus four (2022: four) member-nominated Directors selected from eligible members who apply for the role.
The assets of the funded schemes including the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds.
Investment strategy across the sections of the Scheme remains under regular review. Responsibility for investment decisions, policy and strategy rests with the
Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles. The defined benefit pension schemes expose the Santander UK group to risks such as investment risk, interest rate risk, longevity risk and inflation risk. The Santander UK group does not hold any insurance policies over the defined benefit pension schemes and has not entered into any significant transactions with them.
For IAS 19, an accounting valuation of the assets and liabilities of the defined benefits schemes is prepared at each balance sheet date. For funding purposes, formal actuarial valuations are carried out on at least a triennial basis. Both valuations are carried out by independent professionally qualified actuaries. The
Scheme Trustee is responsible for the funding actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest triennial funding valuation for the Scheme at 31 March 2022 was finalised in November 2022, with an overall scheme deficit of £183m. The next scheduled triennial funding valuation will be at 31 March 2025. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.
The main differences between the assumptions used for assessing the defined benefit liabilities for the funding valuation and those used for IAS 19 are that the financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 165
The total amount charged to the income statement was as follows:

			Group
	2023	2022	2021
	£m	£m	£m
Net interest income	(54)	(30)	(5)
Current service cost	13	30	38
Past service and GMP costs	1	—	—
Past service curtailment costs	—	—	5
Administration costs	7	9	8
	(33)	9	46
The amounts recognised in other comprehensive income were as follows:

		Group
	2023	2022	2021
	£m	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	352	5,527	(454)
Actuarial (gains) arising from changes in demographic assumptions	(51)	(122)	(17)
Actuarial losses/(gains) arising from experience adjustments	91	481	(19)
Actuarial losses/(gains) arising from changes in financial assumptions	206	(5,164)	(774)
Pension remeasurement	598	722	(1,264)
Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2023	2022
	£m	£m
At 1 January	(7,933)	(12,878)
Current service cost paid by Santander UK plc	(13)	(29)
Current service cost paid by subsidiaries	—	(1)
Interest cost	(379)	(241)
Employer salary sacrifice contributions	(1)	(2)
Past service cost	(1)	—
Remeasurement due to actuarial movements arising from:
–Changes in demographic assumptions	51	122
– Experience adjustments	(91)	(481)
–Changes in financial assumptions	(206)	5,164
Benefits paid	372	413
At 31 December	(8,201)	(7,933)

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 166
Movements in the fair value of the schemes’ assets were as follows:

	Group
	2023	2022
	£m	£m
At 1 January	8,958	14,413
Interest income	433	271
Contributions paid by employer and scheme members	198	223
Administration costs paid	(7)	(9)
Return on plan assets (excluding amounts included in net interest expense)	(352)	(5,527)
Benefits paid	(372)	(413)
At 31 December	8,858	8,958
The composition and fair value of the schemes’ assets by category was:

	Group
	Quoted prices in active markets		Prices not quoted in active markets		Total		Valuation
2023	£m	%	£m	%	£m	%	technique
Overseas equities	—	—	980	11	980	11	A,C
Corporate bonds	2,284	26	242	3	2,526	29	A,C
Government fixed interest bonds	1,618	18	—	—	1,618	18	A
Government index-linked bonds	4,422	50	—	—	4,422	50	A
Property	—	—	1,080	12	1,080	12	B
Derivatives	—	—	(2)	—	(2)	—	A
Cash	—	—	586	7	586	7	A
Repurchase agreements(1)	—	—	(3,062)	(35)	(3,062)	(35)	A
Infrastructure	—	—	408	5	408	5	B,C
Annuities	—	—	293	3	293	3	D
Longevity swap	—	—	(16)	—	(16)	—	D
Other	—	—	25	—	25	—	C
	8,324	94	534	6	8,858	100
2022
Overseas equities	—	—	1,172	13	1,172	13	A,C
Corporate bonds	1,991	22	244	3	2,235	25	A,C
Government fixed interest bonds	1,138	13	—	—	1,138	13	A
Government index-linked bonds	5,525	62	—	—	5,525	62	A
Property	—	—	1,202	13	1,202	13	B
Derivatives	—	—	(78)	(1)	(78)	(1)	A
Cash	—	—	1,340	15	1,340	15	A
Repurchase agreements(1)	—	—	(4,312)	(48)	(4,312)	(48)	A
Infrastructure	—	—	426	5	426	5	B,C
Annuities	—	—	293	3	293	3	D
Longevity swap	—	—	(12)	—	(12)	—	D
Other	—	—	29	—	29	—	C
	8,654	97	304	3	8,958	100
(1)Sale and repurchase agreements net of purchase and resale agreements.
Valuation techniques
The main methods for measuring the fair value of the Scheme’s assets at 31 December 2023 and 2022 are set out below.
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
A number of insurance transactions have been entered into that have been included in the asset valuation under annuities and Longevity swap. The transactions were as follows:
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
At 31 December 2023, as highlighted above, the Scheme was invested in certain assets whose values are not based on market observable data, such as the investments in unquoted equities and bonds, as well as property, infrastructure and hedge funds. The valuation of these assets relies on unobservable data as these assets do not have a readily available quoted price in an active market. A large proportion of the property is directly held and valued using a bespoke

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 167
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
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. The Scheme also hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2023 the currency forwards had a notional value of £859m (2022: £985m). There have been no significant changes to the asset allocation over 2023.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2023 and
2022. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.
Funding
In November 2022, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and a schedule of contributions following the finalisation of the 31 March 2022 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £195m in 2023 (2022: £218m) to the Scheme, of which £164m (2022: £178m) was in respect of agreed deficit repair contributions. The agreed schedule of the Santander UK group’s contributions to the Scheme covers the period up to 31 March 2026, and comprises contingent contributions which become due if the funding position of any section falls behind the agreed plan. The Santander UK group also meets
Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Santander UK group needs to put into the pension scheme. It will always be different to the IAS 19 accounting position, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.
Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	Group
	2023	2022	2021
	%	%	%
To determine benefit obligations(1):
–Discount rate for scheme liabilities	4.6%	4.9	1.9
–General price inflation	3.0%	3.1	3.4
–General salary increase	1.0%	1.0	1.0
–Expected rate of pension increase	3.0%	3.0	3.2

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
–Males	27.0	27.4	27.5
–Females	29.8	30.1	30.1
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
–Males	28.6	28.9	29.0
–Females	31.3	31.6	31.6
(1)The discount rate and inflation related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
The majority of the liability movement in 2023 was due to the reduction in credit spreads over the year.
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
weighted discount rate for each section, subject to management judgement.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 168
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
Expected rate of pension increase
The pension increase assumption methodology uses a stochastic model, which is calibrated to consider both the observed historical volatility term structure and derivative pricing. The model allows for the likelihood that high or low inflation in one year, feeds into inflation remaining high or low in the next year.
Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S3 Medium all pensioner mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. At 31 December 2023 the assumption for future improvements was updated and the CMI 2022 projection model was adopted, with model parameters selected having had regard to the Scheme’s membership profile with an initial addition to improvements of
0.25% per annum, together with a long-term rate of future improvements to life expectancy of 1.25% for male and female members.
In 2022, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the
Trustee as part of the 2022 triennial valuation. These reviews resulted in changes in the assumptions for family statistics, early retirement and the withdrawal assumption, which were retained at 31 December 2023.
Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		Group
		(Decrease)/increase
		2023	2022
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(507)	(501)
General price inflation	50bps increase	385	374
Mortality	Each additional year of longevity assumed	223	203
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
in preparing the sensitivity analyses from prior years.
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2024	455
2025	389
2026	404
2027	428
2028	444
Five years ending 2033	2,398
The average duration of the defined benefit obligation at 31 December 2023 was 13.8 years (2022: 14.2 years).
Emerging risks
The focus in 2023 shifted to the risks arising from the Scheme’s private market assets, rising interest rates and cybersecurity risk. The Santander UK group collaborated with the Trustee to identify and monitor such risks to ensure they are adequately managed. The Trustee has engaged an independent cybersecurity advisor to review the cybersecurity arrangements of its most critical suppliers and provide recommendations on potential improvements.
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
climate change.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 169
31. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2023	2022
	£m	£m
Guarantees given to third parties	452	448
Formal standby facilities, credit lines and other commitments	30,976	31,388
	31,428	31,836
At 31 December 2023, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 29 for more details.
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
In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-
backed securitisations or the covered bond programmes included in Note 14, or if such representations and warranties prove to be materially untrue at the date when they were given (being the sale date of the relevant mortgage loans), Santander UK plc may be required to repurchase the affected mortgage loans
(generally at their outstanding principal balance plus accrued interest). These securitisations and covered bond programmes are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business.
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
on such loan. The Santander UK group manages and monitors its securitisation and covered bond activities closely to minimise potential claims.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 170
Other legal actions and regulatory matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings by relevant regulators or government agencies in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
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
Payment Protection Insurance
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and
Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) have brought a claim for £552m (plus interest) against (i)
Santander Cards UK Limited (former GE Capital entity known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (together the Santander
Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. AXA France reduced their claim from £670m (plus interest) to £552m (plus interest) in their Re-Re-
Amended Particulars of Claim dated 29 June 2023. The Santander Entities strongly refute the claim. Trial has been fixed for six weeks, beginning on 3 March
2025.
There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The litigation and other regulatory provision in Note 29 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally, the PPI provision includes an amount relating to legal claims challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 29 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.
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
During 2023 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently practicable to make a reliable assessment of the size of any related potential liability.
SCUK - Motor Finance Broker Commissions
Following the FCA’s Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In the context of the complaints made to the Financial Ombudsman Service relating to such commission arrangements, the FCA announced on 11 January 2024 that it intends to use its powers under s166 of the Financial Services and Markets Act 2000 to review the historical use of DCAs between lenders and credit brokers (the “FCA Review”) and whether redress should be payable. In line with the FCA's announcement, we have paused the response to customer complaints until at least 20 November 2024. A claim has been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that
SCUK’s historical commission arrangements in respect of used car financing operated in breach of the Competition Act 1998. While it is possible that certain charges may be incurred in relation to existing or future county court claims, Financial Ombudsman Service (FOS) complaints and the CAT proceedings, it is not considered that a legal or constructive obligation has been incurred in relation to these matters that would require a provision to be recognised at this stage. The resolution of such matters is not possible to predict with any certainty and there remain significant inherent uncertainties regarding the existence, scope and timing of any possible outflow which make it impracticable to disclose the extent of any potential financial impact.
Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of
Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A
Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland multilateral interchange fees (UK&I MIFs).The convertible preferred stock is now held by Santander Equity Investments Limited (SEIL), outside the ring-fenced bank.
In addition, Santander UK plc and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Santander UK plc's liability under this indemnity is capped at €39.85m. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs which means it is not practicable to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, entities within the Santander UK group have given warranties and/or indemnities to the purchasers.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 171
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
by transferring surplus liquidity in times of stress.
32. SHARE CAPITAL

	Group
	Ordinary shares of £0.10 each		Total

Issued and fully paid share capital	No.	£m	£m
At 31 December 2022, 1 January 2023 and 31 December 2023	31,051,768,866	3,105	3,105

	Group
	2023	2022
Share premium	£m	£m
At 1 January and 31 December	5,620	5,620
33. OTHER EQUITY INSTRUMENTS

			Group
	Interest rate		2023	2022
	%	Next call date	£m	£m
AT1 securities:
- £500m Perpetual Capital Securities	6.75	June 2024	496	496
- £500m Perpetual Capital Securities	6.30	March 2025	500	500
- £210m Perpetual Capital Securities	4.25	March 2026	210	210
- £750m Perpetual Capital Securities	6.50	June 2027	750	750
			1,956	1,956
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
All AT1 securities are redeemable at the option of the Company, and only with the consent of the PRA.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 172
34. NOTES TO CASH FLOWS
Changes in liabilities arising from financing activities
The table below shows the changes in liabilities arising from financing activities. The changes in equity arising from financing activities are set out in the
Consolidated Statement of Changes in Equity.

						Group
	Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Dividends paid	Total
2023	£m	£m	£m	£m	£m	£m
At 1 January	31,531	2,332	1,956	125	—	35,944
Proceeds from issue of debt securities	4,208	—	—	—	—	4,208
Repayment of debt securities	(2,568)	—	—	—	—	(2,568)
Proceeds from issue of subordinated liabilities	—	1,050	—	—	—	1,050
Repayment of subordinated liabilities	—	(971)	—	—	—	(971)
Principal elements of lease payments	—	—	—	(47)	—	(47)
Dividends paid	—	—	—	—	(1,653)	(1,653)
Liability-related other changes	1,004	25	—	33	—	1,062
Non-cash changes:
– Unrealised foreign exchange	(651)	(22)	—	—	—	(673)
– Other changes	386	(28)	—	—	1,653	2,011
At 31 December	33,910	2,386	1,956	111	—	38,363

2022
At 1 January	25,520	2,228	2,191	132	—	30,071
Proceeds from issue of debt securities	4,778	—	—	—	—	4,778
Repayment of debt securities	(3,036)	—	—	—	—	(3,036)
Repayment of subordinated liabilities	—	(40)	—	—	—	(40)
Issue of other equity instruments	—	—	750	—	—	750
Repurchase of other equity instruments	—	—	(985)	—	—	(985)
Principal elements of lease payments	—	—	—	(26)	—	(26)
Dividends paid	—	—	—	—	(1,164)	(1,164)
Liability-related other changes	3,155	2	—	19	—	3,176
Non-cash changes:
– Unrealised foreign exchange	1,554	87	—	—	—	1,641
– Other changes	(440)	55	—	—	1,164	779
At 31 December	31,531	2,332	1,956	125	—	35,944

2021
At 1 January	35,566	2,556	2,191	97	—	40,410
Proceeds from issue of debt securities	2,872	—	—	—	—	2,872
Repayment of debt securities	(11,910)	—	—	—	—	(11,910)
Repayment of subordinated liabilities	—	(4)	—	—	—	(4)
Issue of other equity instruments	—	—	210	—	—	210
Repurchase of other equity instruments	—	—	(210)	—	—	(210)
Principal elements of lease payments	—	—	—	(25)	—	(25)
Dividends paid	—	—	—	—	(1,505)	(1,505)
Liability-related other changes	(447)	(4)	—	60	—	(391)
Non-cash changes:
– Unrealised foreign exchange	(806)	6	—	—	—	(800)
– Other changes	245	(326)	—	—	1,505	1,424
At 31 December	25,520	2,228	2,191	132	—	30,071

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 173
Footnotes to the consolidated cash flow statement
Net cash flows from operating activities includes interest received of £11,395m (2022: £6,508m, 2021: £4,806m), interest paid of £6,326m (2022: £2,089m, 2021:
£1,064m) and dividends received of £nil (2022: £nil, 2021: £nil).
Total cash outflow for leases was £50m (2022: £28m, 2021: £28m).
Other matters
In 2021, there was a disposal of non-controlling interests of £181m.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 174
35. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND
COLLATERAL ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2023	2022
	£m	£m
On-balance sheet:
Cash and balances at central banks	1,480	1,330
Loans and advances to banks	191	130
Loans and advances to customers - securitisations and covered bonds (See Note 14)	27,088	24,155
Loans and advances to customers - other	20,699	32,001
Other financial assets at amortised cost	14	48
Financial assets at fair value through other comprehensive income	5,183	4,365
Total on-balance sheet	54,655	62,029
Total off-balance sheet	10,185	9,146
Santander UK provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
Santander UK also enters into sale and repurchase agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2023 was £13,291m (2022:
£11,553m), of which £909m (2022: £900m) was classified in ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.
Securitisations and covered bonds
As described in Note 14, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 31 December 2023, there were £27,927m
(2022: £24,984m) of gross assets in these secured programmes and £839m (2022: £829m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2023, £2,928m (2022: £1,725m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,500m at 31 December 2023 (2022: £500m), or for use
as collateral for liquidity purposes in the future.
Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by Santander UK. These balances amounted to £23,644m at 31 December
2023 (2022: £34,861m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives business
In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2023
£1,726m (2022: £1,506m) of such collateral in the form of cash had been provided by Santander UK and is included in the table.
b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2023	2022
	£m	£m
On-balance sheet:
Deposits by banks	860	1,741
Total on-balance sheet	860	1,741
Total off-balance sheet	14,992	10,141
Purchase and resale agreements
Santander UK also enters into purchase and resale agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31
December 2023, the fair value of such collateral received was £12,982m (2022: £8,628m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.
Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by Santander UK amounted to £2,010m at 31 December 2023 (2022: £1,513m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2023,
£860m (2022: £1,741m) of such collateral in the form of cash had been received by Santander UK and is included in the table.
Lending activities
In addition to the collateral held as security for assets, Santander UK may obtain a charge over a customer’s property in connection with its lending activities.
Details of these arrangements are set out in the ‘Credit risk’ section of the Risk review.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 175
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
At 31 December 2023, the carrying amount of liabilities arising from share-based payment transactions, excluding any cash element was £14.7m (2022: £6.6m), of which £1.1m had vested at 31 December 2023 (2022: £0.1m).
a) Sharesave Schemes
The Santander UK group launched its sixteenth HM Revenue & Customs approved Sharesave invitation under Banco Santander SA sponsorship in September
2023. Sharesave invitations have been offered since 2008 under broadly similar terms. Under the Sharesave Scheme’s HMRC-approved savings limits, eligible employees may enter into contracts to save between £5 and £500 per month. For all schemes, at the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation and discounted by up to
20%. This year a 10% discount was applied. The vesting of awards under the scheme depends on continued employment with the Banco Santander group.
Participants in the scheme have six months from the date of vesting to exercise the option.
The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	29,988	2.00	25,993	2.25
Granted	7,175	2.78	13,068	1.89
Exercised	(5,980)	1.70	(242)	1.69
Forfeited/expired	(4,044)	2.53	(8,831)	2.59
Outstanding at 31 December	27,139	2.19	29,988	2.00
Exercisable at 31 December	868	1.84	3,439	3.22
The weighted average share price at the date the options were exercised was £3.22 (2022: £2.34).
The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2023 and 2022.

		2023		2022
Range of exercise prices	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price
	Years	£	Years	£
£1 to £2	3	1.84	3	1.79
£2 to £3	3	2.65	2	2.56
£3 to £4	0	3.46	1	3.46
£4 to £5	0	—	0	4.02
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.33 (2022: £0.23).
b) Deferred shares bonus plan
Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. Those employees who are designated as Material Risk Takers receive part of their annual bonus as a deferred award comprising 50% in shares and 50% in cash. Either
40% (for any variable pay award of less than £500,000) or 60% (for any variable pay award greater than £500,000) is deferred over a four-, five- or seven- year period from the anniversary of the initial award. Deferred bonus awards in shares or share options are subject to an additional one-year retention period from the point of delivery. Any deferred awards are dependent on continued employment and subject to Santander UK's discretion, and the vesting of deferred bonus awards is subject to potential performance adjustment.
c) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. 3,937,473 shares were outstanding at 31 December
2023 (2022: 3,974,698 shares).
d) Transformation Incentive Plan
This one-off long-term incentive plan was designed to recognise the achievement of financial targets and an enhanced customer experience, whilst maintaining appropriate conduct controls and risk management, over the course of our transformation period.
Awards under the plan were granted in 2021, 2022 and 2023 with performance assessed over the period 1 January 2021 to 31 December 2023. Awards for
Material Risk Takers were granted half in cash and half in share based awards (linked to the Banco Santander SA share price), and will vest in accordance with regulatory requirements. The total value of share-based awards granted in 2023 was £1.3m (2022: £1m) and the liability arising from share-based payment transactions, excluding any cash element was £3.8m (2022: £1.8m).

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 176
37. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT
PERSONNEL
a) Remuneration of Directors and Other Key Management Personnel
The remuneration of the Directors and Other Key Management Personnel (KMP) of the Santander UK group is set out in aggregate below.

	2023	2022	2021
Directors’ remuneration	£	£	£
Salaries and fees	4,733,761	4,696,699	5,488,388
Performance-related payments	1,002,607	3,701,569	3,431,294
Other fixed remuneration (pension and other allowances & non-cash benefits)	222,538	906,201	929,935
Expenses	—	27,715	17,097
Total remuneration	5,958,906	9,332,184	9,866,714
Compensation for loss of office(1)	—	172,856	356,054

	2023	2022	2021
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits	18,449,360	22,627,595	20,553,672
Post-employment benefits	858,437	1,026,848	988,829
Compensation for loss of office(1)	—	1,713,256	356,054
Total compensation	19,307,797	25,367,699	21,898,555
(1)Compensation for loss of office was not paid to Directors or KMPs in 2023 (2022: two Directors, £172,856 and three KMPs, £1,540,400; 2021: two Directors, £356,054).
In 2023, the remuneration, excluding pension contributions, of the highest paid Director, was £2,640,491 (2022: £3,510,441, 2021: £3,740,810) of which
£1,002,607 (2022: £1,900,506, 2021: £1,864,320) was performance related. In 2023, the accrued defined benefit pension relating to the highest paid director was
£nil (2022: £nil, 2021: £22,119 per annum for a different individual).
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 30 for details of the schemes and the related costs and obligations. No director has a deferred pension benefit accruing under a defined benefit scheme. Ex-gratia pensions paid to former Directors of Santander UK plc in 2023, which have been provided for previously, amounted to £327,462 (2022: £379,945; 2021: £370,668). Since the Company became part of the Banco Santander group, the
Board has not awarded any new ex-gratia pensions.
c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other KMP (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2023		2022
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	10	871	6	360
Net movements	(2)	204	4	511
At 31 December	8	1,075	10	871

Deposit, bank and instant access accounts and investments
At 1 January	23	4,133	21	6,552
Net movements	(6)	(2,431)	2	(2,419)
At 31 December	17	1,702	23	4,133
In 2023 and 2022, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2023 and 2022, no Directors exercised share options over shares in Banco
Santander SA, the ultimate parent company of the Company.
Secured loans, unsecured loans and overdrafts are made to Directors, Other KMP and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees in the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other KMP and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees in the Santander UK group.
Deposits, bank and instant access accounts and investments are entered into by Directors, Other KMP and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees in Santander UK group.
In 2023, loans were made to two Directors (2022: six Directors), with a principal amount of £495,281 outstanding at 31 December 2023 (2022: £540,450). In
2023, loans were made to six Other KMP (2022: four), with a principal amount of £579,383 outstanding at 31 December 2023 (2022: £330,972).
In 2023 and 2022, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other KMP or their connected persons had a material interest. In addition, in 2023 and 2022, no Director had a material interest in any contract of significance with Santander UK other than a service contract or appointment letter, as appropriate.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 177
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
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties

	2023	2022	2021	2023	2022	2021	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(8)	(710)	(164)	414	47	33	800	1,363	(1,062)	(1,673)
Immediate parent	(7)	(6)	(6)	504	308	263	—	1	(13,279)	(14,390)
Fellow subsidiaries	(38)	(69)	(57)	203	177	163	101	108	(370)	(348)
Joint ventures	(183)	(76)	(34)	55	17	4	4,486	4,151	(781)	(973)
	(236)	(861)	(261)	1,176	549	463	5,387	5,623	(15,492)	(17,384)
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
In 2021, we sold our then head office site in Triton Square, London to Santander UK Investments Ltd, a wholly owned subsidiary of our ultimate parent. Santander
UK occupies space within the building and paid fees of £9m (2022: £6m) under an occupational licence arrangement.
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
sheet date, no drawings had been made from this facility and the entire facility remained undrawn.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 178
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
Santander UK categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:
Level 1Unadjusted quoted prices for identical assets or liabilities in an active market that Santander UK can access at the measurement date. Active markets are assessed by reference to average daily trading volumes in absolute terms and, where applicable, by reference to market capitalisation for the instrument.
Level 2Quoted prices in inactive markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.
Level 3Significant inputs to the pricing or valuation techniques are unobservable. These unobservable inputs reflect the assumptions that market participants would use when pricing assets or liabilities and are considered significant to the overall valuation.
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
b) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2023 and 2022 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2023, 2022 and 2021.
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
credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 179
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
d) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2023 and 2022, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

										Group
				2023					2022
		Fair value		Fair	Carrying			Fair value	Fair	Carrying
	Level 1	Level 2	Level 3	value	value	Level 1	Level 2	Level 3	value	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	205,917	205,917	207,435	—	—	212,479	212,479	219,716
Loans and advances to banks	—	1,080	—	1,080	1,080	—	992	—	992	992
Reverse repurchase agreements - non trading	—	12,470	—	12,470	12,468	—	7,341	—	7,341	7,348
Other financial assets at amortised cost	144	—	—	144	152	144	—	—	144	156
	144	13,550	205,917	219,611	221,135	144	8,333	212,479	220,956	228,212
Liabilities
Deposits by customers	—	71	190,561	190,632	190,850	—	51	195,483	195,534	195,568
Deposits by banks	—	20,342	40	20,382	20,332	—	27,979	55	28,034	28,525
Repurchase agreements - non trading	—	8,413	—	8,413	8,411	—	7,982	—	7,982	7,982
Debt securities in issue	1,689	30,743	1,189	33,621	33,910	2,574	26,349	1,582	30,505	31,531
Subordinated liabilities	—	2,591	209	2,800	2,386	19	2,358	224	2,601	2,332
	1,689	62,160	191,999	255,848	255,889	2,593	64,719	197,344	264,656	265,938
The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is included as a separate line item on the balance sheet.
Valuation methodology for financial instruments carried at amortised cost
The valuation approach to specific categories of financial instruments is described below.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 180
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
securities. The fair value of this portfolio has been determined using quoted market prices.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 181
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
e) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2023 and 31 December 2022, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2023				2022
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	1,129	—	1,129	—	2,044	—	2,044	A
	Interest rate contracts	—	2,216	1	2,217	—	2,399	7	2,406	A & C
	Equity and credit contracts	—	98	35	133	—	100	30	130	B & D
	Netting	—	(2,047)	—	(2,047)	—	(2,173)	—	(2,173)
		—	1,396	36	1,432	—	2,370	37	2,407
Other financial assets at FVTPL	Loans and advances to customers	—	—	46	46	—	—	45	45	A
	Debt securities	—	167	49	216	—	12	72	84	A, B & D
		—	167	95	262	—	12	117	129
Financial assets at FVOCI	Debt securities	8,293	188	—	8,481	5,996	28	—	6,024	D
		8,293	188	—	8,481	5,996	28	—	6,024
Total assets at fair value		8,293	1,751	131	10,175	5,996	2,410	154	8,560

Liabilities
Derivative financial instruments	Exchange rate contracts	—	508	—	508	—	471	—	471	A
	Interest rate contracts	—	2,336	1	2,337	—	2,624	4	2,628	A & C
	Equity and credit contracts	—	11	9	20	—	17	8	25	B & D
	Netting	—	(2,047)	—	(2,047)	—	(2,173)	—	(2,173)
		—	808	10	818	—	939	12	951
Other financial liabilities at FVTPL	Debt securities in issue	—	369	—	369	—	372	3	375	A
	Structured deposits	—	426	—	426	—	321	—	321	A
	Zero Amortising Guaranteed	—	104	—	104	—	107	—	107	D
		—	899	—	899	—	800	3	803
Total liabilities at fair value		—	1,707	10	1,717	—	1,739	15	1,754

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 182
Transfers between levels of the fair value hierarchy
In 2023 there were £22m (2022: no significant) transfers of financial instruments between levels of the fair value hierarchy.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 183
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
included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

Group
	2023	2022
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(6)	(12)
- Uncertainty	6	12
- Credit risk adjustment	1	2
- Funding fair value adjustment	1	1
	2	3
Day One profit	1	1
	3	4
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
applying a suitable funding cost to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 184
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
details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

					Group
			Balance sheet value		Fair value movements recognised in profit/(loss)

			2023	2022	2023	2022	2021
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	35	30	12	(8)	—
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	24	28	(2)	(18)	(5)
3. FVTPL assets	Loans and advances to customers	Other loans	22	17	4	(4)	(2)
4. FVTPL assets	Debt securities	Reversionary property securities	49	70	(3)	—	5
			130	145	11	(30)	(2)
Other Level 3 assets			1	9	(1)	10	(9)
Other Level 3 liabilities			(10)	(15)	(2)	3	7
Total net assets			121	139
Total income/(expense)					8	(17)	(4)
Valuation techniques (Group)
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
The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, Santander UK uses a probability-
weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative equity guarantee’ are valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.
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
4. FVTPL assets – Debt securities
These consist of reversionary property securities and are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-
weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of Santander UK’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the homeowner vacating the property through death or moving into care and is calculated from mortality rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.
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
as expressed in the regionally weighted house price index.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 185
Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2023:

						Group
	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Other financial liabilities at FVTPL	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	37	117	—	154	(12)	(3)	(15)
Total gains/(losses) recognised:
Fair value movements(2)	10	—	—	10	(2)	—	(2)
Purchases	—	1	—	1	—	—	—
Netting(1)	—	(3)	—	(3)	—	—	—
Settlements	(11)	(20)	—	(31)	4	3	7
At 31 December 2023	36	95	—	131	(10)	—	(10)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year(2)	10	—	—	10	(2)	—	(2)

At 1 January 2022	46	185	18	249	(32)	(6)	(38)
Total (losses)/gains recognised:
Fair value movements(2)	(2)	(18)	—	(20)	2	1	3
Transfers in	—	—	—	—	(2)	—	(2)
Netting(1)	—	(8)	—	(8)	—	—	—
Sales	—	(5)	—	(5)	—	—	—
Settlements	(7)	(37)	(18)	(62)	20	2	22
At 31 December 2022	37	117	—	154	(12)	(3)	(15)

(Losses)/gains recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year(2)	(2)	(18)	—	(20)	2	1	3
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii)
Credit protection entities’ in Note 19
(2)Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 186
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 187
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
input as described in the table below. The potential effects do not take into effect any hedged positions.

						Group
		Significant unobservable input				Sensitivity
			Assumption value			Favourable changes	Unfavourable changes
	Fair value		Range (1)	Weighted average	Shift
2023	£m	Assumption description				£m	£m
1. Derivative assets – Equity and credit contracts:	35	HPI Forward growth rate	-5% to 5%	(0.20)%	1.0%	2	(2)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	513	10.0%	2	(4)
2. FVTPL – Loans and advances to customers:	24	HPI Forward growth rate	-5% to 5%	1.31%	1.0%	—	—
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	22	Credit spreads	0.13% - 2.54%	0.97%	20.0%	—	—
– Other loans
4. FVTPL – Debt securities:	49	HPI Forward growth rate	-5% to 5%	-0.20%	1.0%	—	—
– Reversionary property securities		HPI Spot rate(2)	n/a	513	10.0%	2	(2)

2022
1. Derivative assets – Equity and credit contracts:	30	HPI Forward growth rate	-5% to 5%	0.53%	1.0%	4	(4)
– Reversionary property derivatives		HPI Spot rate(2)	n/a	513	10.0%	4	(4)
2. FVTPL – Loans and advances to customers:	28	HPI Forward growth rate	-5% to 5%	1.39%	1.0%	1	(1)
– Roll-up mortgage portfolio
3. FVTPL – Loans and advances to customers:	17	Credit spreads	0.19% to 2.04%	0.98%	20.0%	—	—
– Other loans
4. FVTPL – Debt securities:	70	HPI Forward growth rate	-5% to 5%	0.53%	1.0%	1	(1)
– Reversionary property securities		HPI Spot rate(2)	n/a	513	10.0%	3	(3)
5. Derivative liabilities – Equity contracts:	(8)	HPI Forward growth rate	-5% to 5%	(0.92)%	1.0%	1	(1)
– Property-related options and forwards		HPI Spot rate(2)	n/a	491	10.0%	2	(3)
(1)The range of actual assumption values used to calculate the weighted average disclosure.
(2)The HPI spot rate in the weighted average column represents the HPI spot rate index level at 31 December 2023 and 2022.
No sensitivities are presented for FVTPL assets – Debt securities (credit linked securities) or FVTPL liabilities - Financial guarantees, as the terms of these instruments are fully matched. As a result, any changes in the valuation of the credit linked notes would be offset by an equal and opposite change in the valuation of the financial guarantees.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 188
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 189
h) Maturities of financial liabilities and off-balance sheet commitments
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK.

						Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total

2023	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	1	192	52	478	183	906
Other financial liabilities at fair value through profit or loss	—	8	7	538	520	1,073
Deposits by customers	179,732	3,217	3,447	4,690	288	191,374
Deposits by banks	1,454	1,749	573	18,084	—	21,860
Repurchase agreements – non trading	—	8,418	8	—	—	8,426
Debt securities in issue	—	6,380	4,908	17,029	12,216	40,533
Subordinated liabilities	—	27	83	876	2,470	3,456
Lease liabilities	—	—	29	70	23	122
Total financial liabilities	181,187	19,991	9,107	41,765	15,700	267,750
Off-balance sheet commitments given	3,795	15,205	1,408	7,399	3,621	31,428

2022
Financial liabilities
Derivative financial instruments	—	206	120	496	255	1,077
Other financial liabilities at fair value through profit or loss	—	—	98	443	438	979
Deposits by customers	180,218	3,875	7,077	4,295	335	195,800
Deposits by banks	2,048	1,309	298	26,141	—	29,796
Repurchase agreements – non trading	—	7,984	3	—	—	7,987
Debt securities in issue	—	5,814	1,485	16,672	9,921	33,892
Subordinated liabilities	—	35	691	1,149	1,400	3,275
Lease liabilities	—	—	32	80	26	138
Total financial liabilities	182,266	19,223	9,804	49,276	12,375	272,944
Off-balance sheet commitments given	19,089	787	898	7,508	3,554	31,836
As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with relevant covenants. Further, no account is taken of the possible early repayment of Santander UK’s mortgage-
backed non-recourse finance which is redeemed by Santander UK as funds become available from redemptions of the residential mortgages. Santander UK has no control over the timing and amount of redemptions of residential mortgages.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 190
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
presented in the tables below do not purport to represent Santander UK’s actual credit exposure.

								Group
	Amounts subject to enforceable netting arrangements						Assets not subject to enforceable netting arrangements(2)
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral(1)	Net amount		Balance sheet total(3)
2023	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	3,429	(2,047)	1,382	(471)	(823)	88	50	1,432
Reverse repurchase, securities borrowing & similar agreements:
–Amortised cost	15,625	(3,157)	12,468	(118)	(12,350)	—	—	12,468
Loans and advances to customers and banks⁽⁴⁾	5,363	(790)	4,573	—	—	4,573	203,942	208,515
	24,417	(5,994)	18,423	(589)	(13,173)	4,661	203,992	222,415
Liabilities
Derivative financial liabilities	2,838	(2,047)	791	(471)	(161)	159	27	818
Repurchase, securities lending & similar agreements:
–Amortised cost	11,568	(3,157)	8,411	(118)	(8,293)	—	—	8,411
Deposits by customers and banks⁽⁴⁾	4,218	(790)	3,428	—	—	3,428	207,754	211,182
	18,624	(5,994)	12,630	(589)	(8,454)	3,587	207,781	220,411

2022
Assets
Derivative financial assets	4,525	(2,173)	2,352	(515)	(1,720)	117	55	2,407
Reverse repurchase, securities borrowing & similar agreements:
–Amortised cost	8,826	(1,478)	7,348	(9)	(7,339)	—	—	7,348
Loans and advances to customers and banks⁽⁴⁾	5,169	(908)	4,261	—	—	4,261	216,447	220,708
	18,520	(4,559)	13,961	(524)	(9,059)	4,378	216,502	230,463
Liabilities
Derivative financial liabilities	3,085	(2,173)	912	(515)	(115)	282	39	951
Repurchase, securities lending & similar agreements:
–Amortised cost	9,460	(1,478)	7,982	(9)	(7,973)	—	—	7,982
Deposits by customers and banks⁽⁴⁾	8,077	(908)	7,169	—	—	7,169	216,924	224,093
	20,622	(4,559)	16,063	(524)	(8,088)	7,451	216,963	233,026
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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 191
.
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 192
41. INTEREST RATE BENCHMARK REFORM
Santander UK continues to work with customers and counterparties to transition any remaining agreements referencing 3-month synthetic LIBOR before that setting ends on 31 March 2024. At 31 December 2023, these represent an insignificant element of Santander UK’s exposures and there are no remaining exposures which reference other LIBOR settings.
The following tables show the notional amounts of assets, liabilities and off-balance sheet commitments at 31 December 2023 and 31 December 2022 affected by
IBOR reform that have yet to transition to an alternative benchmark interest rate.

			Group
	GBP LIBOR	USD LIBOR	Total
2023	£m	£m	£m
Assets
Financial assets at amortised cost	6	—	6
	6	—	6

2022
Assets
Derivatives	—	1,665	1,665
Financial assets at amortised cost	76	57	133
	76	1,722	1,798
Liabilities
Derivatives	66	1,846	1,912
	66	1,846	1,912
Off-balance sheet commitments given	2	—	2

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 193
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
its sale, the CIB business met the requirements for presentation as discontinued operations.
The financial performance and cash flow information relating to the discontinued operations were as follows:
For the year ended 31 December

	2023	2022	2021
	£m	£m	£m
Net interest income	—	—	32
Net fee and commission income	—	—	35
Other operating income	—	—	2
Total operating income	—	—	69
Operating expenses before credit impairment (charges)/write-backs, provisions and charges	—	—	(33)
Credit impairment (charges)/write-backs	—	—	11
Provisions for other liabilities and charges	—	—	(4)
Total operating credit impairment (charges)/write-backs, provisions and charges	—	—	7
Profit from discontinued operations before tax	—	—	43
Tax on profit from discontinued operations	—	—	(12)
Profit from discontinued operations after tax	—	—	31
There were no gains or losses recognised on the measurement to fair value less costs to sell or on the disposal of the asset groups constituting the discontinued
operations.
In 2023, the net cash flows attributable to the operating activities in respect of discontinued operations were £nil outflow (2022: £nil outflow, 2021: £3,612m outflow). There were no investing or financing activities in respect of discontinued operations.
Assets held for sale
Sale of property
Management considered the sale of part of Santander House (Milton Keynes) under a proposed transaction with the developer for the construction of Unity Place and Buckingham House (Bletchley), to be highly probable at the balance sheet date. As such, the Santander UK group classified these properties, which are included in the Corporate Centre segment and carried at their sales prices, as held for sale. The sale is expected to complete in 2024 with no gain or loss.
At 31 December 2023, assets held for sale comprised:

	2023	2022
	£m	£m
Assets
Property, plant and equipment	13	49
Total assets held for sale	13	49
43. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2023 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 194

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 195
Subsidiaries and related undertakings
In accordance with Section 409 of the Companies Act 2006, details of the Company’s subsidiaries and related undertakings at 31 December 2023 are set out below.
Subsidiaries
All subsidiaries are owned 100% and consolidated by Santander UK.
Incorporated and registered in England and Wales:

	Registered office(1)	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
2 & 3 Triton Limited	A	Direct	Ordinary £1	100
A & L CF June (3) Limited	A	Indirect	Ordinary £1	—
A & L CF September (4) Limited	A	Indirect	Ordinary £1	—
Abbey National Nominees Limited	A	Direct	Ordinary £1	100
Abbey National Property Investments	A	Direct	Ordinary £1	100
Alliance & Leicester Personal Finance Limited	A	Direct	Ordinary £1	100
Cater Allen Limited	A	Indirect	Ordinary £1	—
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—

Santander Asset Finance (December) Limited	A	Indirect	Ordinary £1	—
Santander Asset Finance plc	A	Direct	Ordinary £0.10	100
Santander Cards Limited	A	Indirect	Ordinary £1	—
Santander Cards UK Limited	A	Direct	Ordinary £1	100
Santander Consumer (UK) plc	B	Direct	Ordinary £1	100
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—
Santander Estates Limited	F	Direct	Ordinary £1	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	—
Santander Guarantee Company	A	Direct	Ordinary £1	100
Santander Lending Limited	A	Direct	Ordinary £1	100
Santander Private Banking UK Limited	A	Direct	Ordinary £1	100
Santander UK Operations Limited	A	Direct	Ordinary £1	100
Santander UK (Structured Solutions) Limited	A	Direct	Ordinary £0.01	100
			Preference £0.01	100
Santander UK Technology Limited	A	Direct	Ordinary £1	100
The Alliance & Leicester Corporation Limited	A	Direct	Ordinary £1	100
Time Retail Finance Limited (In liquidation)	E	Indirect	Ordinary £1	—
			Ordinary £0.0001
(1) Refer to the key at the end of this section for the registered office address.
Incorporated and registered outside England and Wales:

	Registered office(1)		Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary
Santander Cards Ireland Limited	H	Indirect	Ordinary €1
			Ordinary €1.27
Santander ISA Managers Limited	G	Direct	Ordinary £1	100
(1) Refer to the key at the end of this section for the registered office address, including the country.
Subsidiaries benefitting from an audit exemption according to section 479A of the Companies Act 2006

Name of subsidiary	Company number
2 & 3 Triton Limited	06024916
Santander Asset Finance (December) Limited	01562865
Santander Estates Limited	02304569
Santander Global Consumer Finance Limited	00048468
Santander UK Operations Limited	04137550
Santander UK Technology Limited	05212726
The Alliance & Leicester Corporation Limited	02304511

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 196
Other subsidiary undertakings
All entities are registered in England and Wales except for Motor Securities 2018-1 Designated Activity Company which is registered in Ireland.
The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander
UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

	Registered		Registered
Name of entity	office(1)	Name of entity	office(1)
Abbey Covered Bonds (Holdings) Limited	D	Holmes Master Issuer plc	A
Abbey Covered Bonds (LM) Limited	D	Holmes Trustees Limited	A
Abbey Covered Bonds LLP	A	MAC No.1 Limited	A
Fosse (Master Issuer) Holdings Limited	C	Motor 2016-1 Holdings Limited	C
Fosse Funding (No.1) Limited	C	Motor 2016-1 plc	C
Fosse Master Issuer plc	C	Motor 2017-1 Holdings Limited	C
Fosse Trustee (UK) Limited	A	Motor Securities 2018-1 Designated Activity Company (in liquidation)	J
Holmes Funding Limited	A	Repton 2023-1 Limited	C
Holmes Holdings Limited	A
(1) Refer to the key at the end of this section for the registered office address.
Related undertakings
All of these entities, which are registered in England and Wales, are accounted for by the equity method of accounting, with 50% ownership being held.

	Registered office(1)	Direct/ Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of entity				%
Hyundai Capital UK Limited	I	Indirect	Ordinary	—
Volvo Car Financial Services UK Limited	K	Indirect	Ordinary	—
(1) Refer to the key at the end of this section for the registered office address.
Overseas branches
The Company has no overseas branches.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	1 Bartholomew Lane, London EC2V 2AX
D	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
E	Griffins Tavistock House North, Tavistock Square, London, WC1H 9HR
F	Carlton Park, Narborough, Leicester LE19 0AL
G	287 St. Vincent Street, Glasgow, Scotland G2 5NB
H	3 Dublin Landings, North Wall Quay, Dublin 1, Ireland
I	London Court, 39 London Road, Reigate RH2 9AQ
J	Trinity House, Charleston Road, Ranelagh, Dublin 6, Dublin, Ireland
K	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 197
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
–the effects of regional conflicts and wars
–the effects of UK economic conditions and disruptions in the global economy and global financial markets
–the effects of the UK’s withdrawal from the European Union
–the effects of climate change
–the effects of competition from other financial institutions, including new entrants into the financial services sector
–Santander UK’s ability to maintain its competitive position depending, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to risk of prepayment
–the risk of damage to Santander UK's reputation
–the risk that Santander UK is unable to manage the growth of its operations
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may affect Santander UK
–liquidity constraints and Santander UK’s ability to access funding on acceptable financial terms
–the effects of an adverse movement in external credit ratings assigned to Santander UK or any of its debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write-down powers thereunder
–the effects of any failure to comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and preventing the facilitation of tax evasion, or the risk of any failure to prevent, detect or deter any illegal or improper activities
–the effects of taxation (and any changes to tax), in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and procedures are not sufficiently robust
–the effect of cybersecurity on Santander UK’s business
–the risks arising from any non-compliance with Santander UK’s regulations, policies, from any employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods and Santander UK’s exposure to risks related to errors in its risk modelling
–the risks arising from Santander UK’s reliance on third parties for important infrastructure support, products and services
–the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards
Please refer to our latest filings with the SEC (including, without limitation, the Risk Factors section in this Annual Report on Form 20-F for the year ended 31
December 2023) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 198
.
This page left intentionally blank

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 199
Risk factors
An investment in Santander UK plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks, the material ones of which are set out below.
Geopolitical and macroeconomic risks
Regional conflicts and wars have had and could continue to have a material adverse effect on our operations and financial position
In February 2022, Russia launched a large-scale military action against Ukraine and in October 2023, conflict escalated in the Middle East between Israel and
Hamas, which threatens to spread to other Middle Eastern countries. The war in Ukraine and the escalation of the armed conflict between Israel and Hamas have caused ongoing humanitarian crises in Europe and the Middle East. The war in Ukraine has also significantly impacted global commodity and financial markets, leading to supply chain disruptions and increases in the prices of energy, oil, gas and raw materials. This has led to heightened inflation, which has created further challenges for monetary authorities and our customers. The armed conflict between Israel and Hamas, especially if it spreads to other Middle Eastern countries, and/ or other future regional conflicts and wars that have a global impact, may also further adversely impact global commodity and financial markets.
We do not have a presence in Russia, Ukraine or the Middle East and our direct exposure to markets and assets in Russia, Ukraine and the Middle East is negligible. However, the effect of these regional wars on global commodity and financial markets and general macroeconomic conditions remains uncertain, and there is a risk that the economic effects of these regional wars will continue to affect the global economic outlook, which would adversely affect our businesses, results of operations and financial position.
The continuation or escalation of the conflicts between Russia and Ukraine or between Israel and Hamas, including the extension of the conflicts to other countries in the regions, and/or the emergence of other future regional conflicts and wars that have a global impact, could lead to further increases in energy prices (particularly gas prices, if supplies to Europe remain interrupted) and heightened inflationary pressures. This could lead to further increases in interest rates, impact financial market stability in the Eurozone and worsen the current cost of living crisis our customers are facing. Such developments would negatively affect the payment capacity of some of our customers, whose likely need for increased support will place additional pressures on the staff in our financial support and call centres.
In response to the Russian military action against Ukraine, the United States (US), the European Union (EU), the United Kingdom (UK) and other UN member states and jurisdictions, have imposed, and may impose additional, severe financial and economic sanctions and export controls against Russia, Belarus and certain regions in Ukraine. Such sanctions have included freezing/blocking assets, targeting major Russian banks, the Russian Central Bank, and certain Russian companies and individuals, imposing import and export controls against Russia and Russian interests, as well as disconnecting certain Russian banks from the
SWIFT system (Society for Worldwide Interbank Financial Telecommunication). In addition, the sanctions imposed also include a ban on trading in Russian sovereign debt and other securities. Russia has implemented certain countermeasures in response. The scale of sanctions is unprecedented, complex and rapidly evolving, and poses continuously increasing operational and compliance risks to Santander UK. Our corporate framework and policies are designed to ensure compliance with applicable laws, regulations and economic sanctions, including US, UK, EU and UN economic sanctions, in the countries in which we operate. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, have resulted in an increasingly fragmented macroeconomic, trade and regulatory environment. Currently, we do not have any loans, credits or contingencies affected by the recent sanctions imposed on Russia. However, we cannot predict whether any of the countries in which we operate will enact additional economic sanctions or trade restrictions in response to the Russian military action against Ukraine or the impact such additional sanctions or restrictions may have on us which may include increased costs and regulatory burdens associated with compliance with the evolving and complex sanctions landscape.
There is also an increasing risk that the US, the UK, the EU, the UN and other jurisdictions will begin imposing restrictions on countries, such as China or Turkey, who are viewed as supportive of Russian military action or who are aiding circumvention of existing sanctions on Russia. Compliance with any such restrictions imposed on China, Turkey or other jurisdictions, would pose a regulatory and cost burden and would greatly increase our exposure to sanctions risks. The heightened regulatory, political and media focus on our response to this crisis, the Israel-Hamas armed conflict or other future regional conflicts and wars that have a global impact may also increase our exposure to conduct and reputational risks.
Furthermore, the disruption and volatility in the global financial markets caused by the war in Ukraine and further intensified by the Israel-Hamas armed conflict and the potential of further tightening of financial market conditions due to the regional wars or other future regional conflicts and wars have had and could continue to have a material adverse effect on Santander UK’s ability to access funding, capital and liquidity on financial terms acceptable to it and result in an increase in Santander UK’s cost of funding due to widening of credit spreads. This could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, the risk of cyberattacks on companies and institutions could increase as a result of geopolitical turmoil. For example, Santander UK has faced a heightened risk of cyberattacks as a result of Russia’s military action against Ukraine, and the Israel-Hamas armed conflict and/or other future regional conflicts and wars that have a global impact serve to further heighten such risk. Such attacks could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. While we continue to see increasing ransomware attacks across sectors driven by supply chain tool compromises, and expect this trend to continue, we have not experienced any notable information or cybersecurity incidents as a result of these regional wars. We continue to actively monitor the situations in Ukraine, the Middle East and globally and assess their potential impacts on our business.
Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets
Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by general economic conditions in the UK.
Although the UK economy has recovered to pre-pandemic growth levels, the UK's economic growth in 2023 stagnated. As such, there remains a risk that the UK economy will fall into a period of economic contraction as the effects of higher interest rates, Brexit, and higher and more persistent inflation continue to affect supply chains and business and household confidence and finances. Interest rates have risen sharply since 2022 and although it is predicted that the peak has been reached there remains a risk that further increases will be needed particularly if rising energy inflation returns. This would put further pressure on household finances for some of our customers due to a sharp rise of the costs for refinancing their mortgage and significantly higher costs of borrowing overall. Higher mortgage rates could dampen demand in the housing market, leading to further drops in new business or steeper falls in house prices, reducing the value of the collateral we hold against mortgages. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries.
This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 200
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
Santander UK is also exposed to:
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism. Further moves towards unilateralism may also cause increased tension and/or hostilities between nations, which could negatively impact the global economy and financial markets. In addition, Russia's invasion of Ukraine has impacted the UK economy, in particular by pushing up energy and oil prices and increasing inflation further and the armed conflict between Israel and Hamas, including the risk of the conflict spreading more broadly in the region, could escalate geopolitical tensions, which may continue to adversely affect the global economy and financial markets;
–  Further waves or new strains of Covid-19 or unforeseen new diseases or infections, which could cause social disruption and a material economic downturn in the UK and globally;
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
Inflation peaked in October 2022 and since then the growth rate has continually fallen and should be near the target level in 2024. Monetary policy in the UK remains tight and whilst peak interest rates may have been reached, interest rates are likely to remain high throughout 2024. Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Europe’s manufacturing base is heavily dependent upon natural gas, and restriction in supply and significantly increased costs are expected to have a material adverse impact on the Eurozone economy, which could lead to disruption and volatility in the global financial markets, as a result of debt sustainability concerns.  This could have a material adverse impact on Santander UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK or its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.
The UK’s withdrawal from the European Union (Brexit) has had and could continue to have a material adverse effect on Santander UK’s operations, financial condition and prospects
On 31 January 2020 the UK ceased to be a member of the EU and a limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on 1 January 2021.
The trade deal, however, does not include agreements on certain areas such as financial services and data adequacy. The European Commission (the
Commission) will decide in 2024 whether to extend the data adequacy decision(s) for the UK for a further period up to a maximum of another four years. If the
Commission does not extend the decisions, then the decisions will expire on 27 June 2025. As a result, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties.
Following a consultation on the optimal structure for UK financial services post-Brexit, the Financial Services and Markets Act 2023 (FSMA 2023) received royal assent on 29 June 2023. FSMA 2023 establishes a framework for HM Treasury (HMT) to revoke EU-derived financial services legislation and for it to be replaced by Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) rules, with the intention of delivering a "comprehensive FSMA model of regulation" under which the regulators have extensive rule-making powers. This process of revoking and replacing retained EU law may result in material changes to the UK regulatory regime and the impact of these reforms on Santander UK is difficult to predict.
The wider and continuing impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and a lack of access to certain financial market infrastructure, may affect Santander UK's operations, financial condition and prospects and those of its customers.
Residual risks remain around the impact on the UK’s economy. Brexit has contributed to global Covid-19 pandemic-related supply and labour market constraints and reduced economic output and exports as businesses attempt to adapt the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.
While the long-term effects of the UK’s withdrawal from the EU are difficult to assess, this has also been hampered by overlay of and development of economic risks from the Covid-19 pandemic, the Russian invasion of Ukraine and the armed conflict between Israel and Hamas. Further, there is ongoing political and economic uncertainty, such as increased friction with the EU and EU countries, which could negatively affect Santander UK’s customers and counterparties and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
climate.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 201
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
In particular, the last year has seen an increase in upcoming climate-related disclosure requirements that Santander UK and Banco Santander SA (as the ultimate parent of Santander UK) will need to comply with (for example, the IFRS Sustainability Disclosure Standards as developed by the International Sustainability
Standards Board (ISSB), the European Banking Authority's (EBA) Environmental, Social, and Governance (ESG) Pillar 3 disclosures rules and the EU Corporate
Sustainability Reporting Directive (CSRD)).
Banco Santander SA is a founding member of the UN-convened Net Zero Banking Alliance committing Santander UK Group Holdings plc to set and disclose decarbonisation targets for most greenhouse gas intensive sectors and to becoming a net zero bank by 2050. As such, Santander UK Group Holdings plc is implementing and reporting at a group level (including Santander UK plc) against the TCFD recommendations and has disclosed targets to manage climate-
related risks and opportunities. We continue to enhance our disclosures to ensure they become fully aligned with the TCFD recommendations. In order to fulfil these ambitions and reach the relevant targets or any other climate-related ambitions or targets Santander UK may commit to in the future, Santander UK continues to embed climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks Santander UK faces as a result of climate change). Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt Santander UK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on Santander UK’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition. Achieving Santander UK’s climate-related ambitions and targets will also depend on a number of factors outside its control, including (among other things) availability of data to measure and assess the climate impact on Santander UK’s customers, advancements of low-carbon transition technologies and public policies to support the energy transition in the markets where Santander UK operates. We continue to assess this as part of our transition planning process. If these external factors and other changes do not occur, or do not occur on a timely basis,
Santander UK may fail to achieve its climate-related ambitions and targets and this could have a material adverse effect on Santander UK’s business growth, competitiveness, profitability, financial condition and reputation.
For further details on Santander UK’s approach to climate change see “Sustainability & Responsible Banking – Taskforce on Climate-related Financial Disclosures
(TCFD)" in the Santander UK Group Holdings plc Annual Report on Form 20-F.
Business model risks
Santander UK is exposed to competition from other financial institutions, including new entrants into the financial services sector
The markets for UK financial services are very competitive and Santander UK has seen strong competition from banks, building societies and other established financial service providers. In addition, Santander UK faces competition from a number of new entrants, non-banks and other providers, including technology companies and large retail companies with strong brand recognition, particularly in payments.
The UK government and regulators are actively supporting the emergence of new entrants into the UK financial services market. The internet and mobile technologies are also changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking in recent years and the Covid-19 pandemic accelerated the strong trends towards customer digital adoption, commercial and customer uptake of Open Banking which is a data sharing initiative making certain customer account balance and transaction data available to third parties through use of application programming interfaces, and regulatory and industry initiatives to develop commercial variable recurring payments, Open Finance which extends the Open Banking ecosystem to enable data sharing related to additional financial services products and services and Smart Data which will establish data sharing initiatives in various sectors outside of financial services, are likely to significantly change the technological and competitive landscape.
Santander UK is investing in a multi-year transformation programme, including digitalisation of channels and services and automation of physical channels, to both meet customer preferences and protect its competitive position. There can be no assurance that the transformation programme will deliver the benefits sought from it.
Management expects such competition to continue or intensify as a result of customer behaviour and trends, technological changes, competitor behaviour, the growth in digital banking, new lending models and changes in regulation including the expansion of Open Banking. As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of Santander UK’s existing competitors in that market, limiting Santander UK’s ability to increase its customer base and expand its operations, increasing competition for investment opportunities and potentially reducing Santander UK’s market share.
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
The rising rate environment and cost of living crisis may result in competitors reacting quite differently in relation to, amongst other factors, loan pricing, availability, deposit pricing and investment decisions. This has already had, and will continue to have, an impact on the competitive environment and future decisions of
Santander UK.
Santander UK’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
The success of Santander UK’s operations and its profitability depends, in part, on the success of new products and services it offers to customers and the way in which it offers and provides its products and services. The increasing availability of a wide range of digital or online products and services for customers requires banks like Santander UK to enhance their offerings in order to retain and attract customers. However, Santander UK cannot guarantee that its products and services or the way in which it offers or provides its products and services will continue to meet the needs or preferences of Santander UK’s customers which may change over time, and Santander UK may not take appropriate action to change or withdraw products when they become obsolete, outdated or unattractive.
Santander UK may not be able to develop new products that meet its customers’ changing needs in a timely manner. As Santander UK expands the range of its products and services, some of which may be at an early stage of development in the UK market, it will be exposed to known, new and potentially increasingly

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 202
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
Santander UK’s loan portfolio is subject to risk of prepayment
Santander UK’s loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to prepay a debt obligation prior to maturity. As a result,
Santander UK could be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that Santander UK is not able to accurately forecast amortisation schedules for these purposes which may affect its profitability.
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
Damage to Santander UK’s reputation could cause harm to its business prospects
Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to Santander UK’s reputation could materially and adversely affect Santander UK’s perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on Santander UK’s operating results, financial condition, and prospects as well as damage Santander UK’s customers' and investors' confidence and the market price of Santander UK’s securities. Damage to the reputation of Santander UK or Banco Santander SA (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, failure to deliver minimum standards of service and quality, loss or compromise of customer data, disruption to service due to a cyberattack, wider IT failures, compliance failures, third-party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects. Santander UK’s reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.
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
Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under retained EU law and as adopted by the PRA in the UK.
Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital (leverage) to total adjusted assets for leverage purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK's existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write-down (for more information, see the risk factor entitled
‘Santander UK may become subject to the provisions of the Banking Act 2009 (the Banking Act), including bail-in and write-down powers’).
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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 203
CRD IV and PRA rules to ensure a bank can withstand a period of stress. Though the results of the Bank of England (BoE) 2022/23 stress test (the most recent exercise undertaken to set UK bank capital buffers) did not impact on the level of capital that Santander UK is required to hold, the PRA could, in the future, as a result of stress testing exercises and as part of the exercise of UK macro-prudential capital regulation tools, or through supervisory actions, require Santander UK to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)
The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The current minimum requirement for LCR is set at 100%. Santander
UK is also required to maintain available stable funding equal to at least 100% of its required stable funding under the NSFR. Santander UK’s current liquidity position is in excess of the minimum requirements set by the PRA, however there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on Santander UK’s financial performance.
Leverage ratios
The Financial Services Act 2012 (the FS Act) also provides the Financial Policy Committee (FPC) of the BoE with certain macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate. The PRA requires UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies to hold enough CET1 capital to meet an Additional Leverage Ratio Buffer (ALRB) of 35% of the institution-specific G-SIB buffer rate or Other Systemically Important Institutions (O-SII) buffer rate following the implementation of the CRD V Directive on 28 December 2020 (previously the Systemic Risk Buffer rate) and for consolidated groups which include a
Ring Fenced Body (as defined in the Financial Services and Markets Act 2000 (FSMA)) to hold enough CET1 capital to meet the ALRB. The FPC can also direct the PRA to adjust capital requirements in relation to particular sectors through the imposition of sectoral capital requirements. Action taken in the future by the FPC in exercise of any of its powers could result in the regulatory capital requirements applied to Santander UK being further increased, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Regulators and legislators in the UK have produced a range of proposals for future legislative and regulatory reform which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital or increase Santander UK’s expenses and could therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the UK's implementation of the remaining Basel III standards. The Basel Committee on Banking Supervision has approved a series of significant changes to the Basel regulatory capital framework subsequent to Basel III from 7 December 2017, colloquially known as Basel IV or Basel 3.1 which revise the process for determining capital requirements. On 30 November 2022, the PRA published a consultation paper (CP 16/22) on the implementation of the Basel IV standards (which the PRA refers to as Basel 3.1) in the UK, which on 12 December 2023 was followed by a Policy Statement (PS17/23) and the first of two sets of new near-final rules.  The remaining rules are expected to be published in the second quarter of 2024 and together these new rules will revise the CRD IV framework already implemented in the UK. The PRA has proposed a four-and-a-half-year transitional period for implementation that will commence on 1 July 2025. CRD IV requirements adopted in the UK may change further and there may be further changes to the way in which the PRA continues to interpret and apply these requirements to UK banks
(including with regard to individual model approvals or otherwise).
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
cost of funding, even if central bank actions do not ultimately follow market predictions.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 204
If wholesale markets financing ceases to be available, or becomes excessively expensive, Santander UK may be forced to raise the rates it pays on deposits, with a view to attracting more customers and/or to sell assets, potentially at depressed prices or to reduce growth plans. Santander UK’s cost of funding might also be impacted by increased competition for retail and corporate deposits.
In response to the Covid-19 pandemic, the BoE introduced the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises
(TFSME). Santander UK has begun repaying drawings ahead of the 2025 contractual maturities and as at 31 December 2023, Santander UK had £17bn of
drawings outstanding having repaid £8bn in 2023. Santander UK will have to replace these remaining drawings via wholesale market issuance or through management of the customer funding gap.
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
Santander UK’s liquidity planning assumes that customers will continue to make a volume of deposits with Santander UK (particularly demand deposits and short-
term time deposits), and Santander UK intends to maintain its emphasis on the use of deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for Santander UK in the future if deposits are not made in the volumes anticipated or are withdrawn at short notice or are not renewed. If a substantial number of depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, there may be a material adverse effect on Santander UK’s operations, financial condition and prospects. This might increase Santander UK’s requirements for wholesale funding or require the execution of contingent options to raise additional liquidity, including the potential curtailing of growth plans.
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
In particular, a downgrade in Santander UK’s credit ratings could increase its borrowing costs and could require it to post additional collateral or take other actions under some of its derivatives, loan facilities or other financial contracts, and could limit its access to capital markets and have a material adverse effect on its operations, financial condition and prospects. For example, a credit rating downgrade could have a material adverse effect on Santander UK’s ability to sell or market certain products, engage in certain longer-term or derivatives transactions and retain its customers or investors, particularly those who need a minimum rating threshold in order to transact or invest.
Any of these effects of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander
UK, including its operations, financial condition and prospects. For example, Santander UK estimates that at 31 December 2023, if Fitch, Moody’s and Standard &
Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £1.2bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.8bn of cash and collateral at 31 December 2023. Under the LCR we hold sufficient liquidity to cover these potential outflows. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.
There can be no assurance that the credit rating agencies will maintain Santander UK’s current credit ratings or outlooks. A failure to maintain favourable credit ratings or outlooks could increase Santander UK’s cost of funding, adversely affect Santander UK’s interest margins, and reduce its ability to secure both long-
term and short-term funding. If a downgrade of a Santander UK member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings of other members of Santander UK. The occurrence of any of these events could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 205
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
Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK record a deficit or an increased deficit (as appropriate), due to either a reduction in the value of the pension scheme assets (depending on the performance of financial markets) not matched by a fall in the pension scheme liabilities and/or an increase in the pension scheme liabilities (for example due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, or other factors) not matched by an increase in the pension scheme assets, this could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from other areas of Santander UK's business and reduce its capital resources. Changes in inflation and interest rates in particular pose significant risks to the pension scheme as liabilities would be adversely impacted by an increase in long-term inflation or reduction in interest rates, and it is inherently problematic to find assets that exactly match inflation and interest rate movements in the liabilities. The pension scheme assets are also invested in illiquid assets consisting primarily of unlisted credit, private equity and property. The value of these investments can only be known when they are realised. The value in the accounts is an estimate of the fair value of these investments but the final realised value could be materially different. Although the trustee of the scheme is obliged to consult with Santander UK before changing the pension scheme's investment strategy, the trustee has the final say and the ultimate responsibility for investment strategy rests with the trustee. A change in the actual or perceived strength of the employer’s covenant could also result in Santander UK having to make increased contributions to the scheme. While Santander UK can control a number of the above factors, there are some over which Santander UK has no or limited control.
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
Any increase in Santander UK’s pension liabilities and obligations as a result of the foregoing factors could have a material adverse effect on Santander UK’s operations, financial conditions and prospects. There is also a risk of reputational damage if the scheme fails to comply with legislation or if there are any issues with members or the trustee being dissatisfied.
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
Changes in interest rates would affect the following areas, among others, of Santander UK’s business:
–Net interest income
–The value of Santander UK’s derivatives transactions
–The value of Santander UK’s securities holdings
–The value of Santander UK’s loans and deposits
–The volume of loans originated
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
Reductions in interest rates could lead to margin compression if such changes are passed on to customer liabilities to a lesser extent than they are passed on to customer assets.
Changes in interest rates may also affect the ability of Santander UK’s customers to prepay or refinance fixed-rate loans, affect the value of its financial assets and reduce gains or require Santander UK to record losses on sales of Santander UK’s loans or securities, which could have a material adverse effect on Santander
UK’s operations, financial condition and prospects.
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
lifetime of the transaction.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 206
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
Reliable assumptions are difficult to make and are inherently uncertain. Moreover, valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK invests in debt securities of the UK government largely for liquidity management purposes. At 31 December 2023, approximately 5% of Santander
UK’s total assets and 7% of Santander UK’s securities portfolio were comprised of debt securities issued by the UK government. Any failure by the UK government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
Credit risks
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
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to variable rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Over the last two years, interest rates attached to both variable and fixed rate mortgages have increased from historic lows. Customers with variable rates or those whose fixed rate terms have ended during this time period have faced increased monthly payments. These events, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
If Santander UK’s assessment of and expectations concerning the above-mentioned factors differ from actual developments Santander UK may need to increase its loan loss reserves, which may adversely affect Santander UK’s operations, financial condition and prospects. Additionally, in calculating its loan loss reserves,
Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio
The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 85% of
Santander UK’s loan portfolio at 31 December 2023. As a result, Santander UK is highly exposed to developments in the residential property market in the UK.
Following the peak in aggregate UK house prices in 2022, these fell slightly in 2023 with ongoing uncertainty in the outlook for house prices for 2024 and beyond.
UK experience of other episodes of house price declines as well as the continuing uncertainty as to the extent and sustainability of any UK economic downturn and recovery, will mean that losses could be incurred on high LTV (loan to value) loans should they go into possession.
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
on loans secured by such collateral.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 207
If any of the above events were to occur, Santander UK may need to make additional provisions to cover actual impairment losses of its loans, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 208
Legal and regulatory risks
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the
Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability and operational resilience of institutions under their supervision), enhance consumer protection, address climate change risks, the risk of greenwashing and environmental, social and governance risks generally, and improve controls in relation to financial crime-related risks. For example, Santander UK is now a participant lender in the UK government’s Mortgage Charter initiative, which was launched in June 2023, by HMT in light of the pressures on households following interest rate rises and the cost of living crisis pursuant to which Santander UK has agreed to take additional steps to support residential mortgage borrowers experiencing financial difficulties. Santander UK expects regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the UK by the BoE as resolution authority, the PRA, the FCA, the Competition and Markets Authority (CMA), the Payment Systems
Regulator (PSR), the Information Commissioner’s Office (ICO), the Serious Fraud Office (SFO) and the Lending Standards Board (LSB).
As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators such as the Banco de España
(the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes (including the US) that have extra-territorial effect.
Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect
Santander UK’s business, including Spain, the US, the EU and other jurisdictions. Because Santander UK is subject to oversight by multiple regulators or government bodies related to the same conduct or activity, this can increase business uncertainty and the amount of resources needed to ensure Santander UK’s compliance with the different legal and regulatory regimes.
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
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. For example, in December 2022, the chancellor of the exchequer announced a package of financial services regulatory reforms – known as the Edinburgh Reforms – designed to strengthen the international competitiveness of the UK’s financial services sector and drive economic growth. Furthermore, as set out above (see, ‘The UK’s withdrawal from the European Union (Brexit) has had and could continue to have a material adverse effect on Santander UK’s operations, financial condition and prospects’), FSMA 2023 enables HMT to revoke retained EU legislation and empowers the PRA and the FCA to replace it with their own rules. Further, in July 2023 HMT began to set out its programme of secondary legislation to replace repealed retained EU law as part of its intention to deliver a "Smarter Regulatory Framework" for financial services tailored to the
UK. There is a risk that this initiative results in UK financial services regulation materially diverging from EU regulation, and accordingly that the strategy of
Santander UK and the group in relation to products/initiatives that have a cross-border element could be materially impacted.
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
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits (more than £25 billion of “core deposits”), including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019.
However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the
UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, the forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading on 15 March 2022,
HMT announced its intention to implement certain limited reforms to the ring-fencing regime, including increasing the ring-fencing core deposit threshold from
£25 billion to £35 billion, introducing a de minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions (RFIs) of up to
£100,000 per RFI at any one time, and allowing ring-fenced banks to establish operations outside of the UK or the European Economic Area, have exposure to
RFIs that qualify as small and medium sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. In September 2023, HMT published a consultation on the reforms, as well as draft secondary legislation which the government intends to lay before Parliament in early 2024. These proposed reforms of the ring-fencing regime may lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime.
–Competition: Competition authorities (which in the UK include the CMA, the FCA and the PSR) can run reviews and investigations into any aspect of
Santander UK’s operations or the functioning of any markets in which Santander UK operates, which could lead to Santander UK being required to change the markets in which it operates. In addition, the CMA’s widening focus on market outcomes may also result in increased reviews by the CMA of the markets in which Santander UK operates. On 25 April 2023, the UK government introduced the draft Digital Markets, Competition and Consumers Bill (DMCC) to the UK
Parliament, which proposes significant reforms to the powers of competition authorities in relation to the aforementioned investigations, including substantial new fining powers. The DMCC also introduces other wide-ranging reforms to the UK’s competition, consumer protection and digital markets regulatory landscape some of which could impact Santander UK’s business. For instance, the DMCC grants the CMA the power to directly determine whether certain consumer protection laws have been infringed without needing to go through the courts.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 209
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations at a
European as well as domestic UK level. Within the UK, the PSR has mandated Santander UK to build systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement Model Code (CRM) which both aim to reduce the level of customer fraud (particularly through our customers'
manipulation into making payments known as 'Authorised Push Payment' (APP) fraud). Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failing in system design may lead to fines from regulators and/or compensation being paid to customers.
Further, from October 2024 Santander UK will be subject to the PSR's reimbursement requirement, requiring it to reimburse APP scam victims subject to certain exceptions, excesses and maximums, adding to Santander UK's obligations in this space.  Santander UK also expects to see significant developments in the key UK payment systems architecture - with systems update of the high value Clearing House Automated Payment System (CHAPS) system through the
Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for faster payments, BACS and the other lower value retail payment schemes. Transitioning to the ‘New Payments Architecture’ will generate short-term challenges, including in successfully adopting the ISO20022 messaging standard while ensuring payment message completeness in alignment with regulatory requirements. PSD2 has been implemented and transposed into UK legislation in the Payment Services Regulations 2017 and the UK continues to build upon the requirements within the EBA Regulatory Technical Standards via the Open Banking API industry standard and build. Open Banking and PSD2 both have shown that they have the potential to exacerbate a number of existing risks including data loss/data protection, cybersecurity, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity.
–Data Privacy: In connection with its processing of personal data, Santander UK is subject to data protection laws and regulations – in particular, the UK
GDPR (as defined and interpreted in accordance with the Data Protection Act 2018) and the Data Protection Act 2018 (DPA). In the event Santander UK breaches any such data protection laws, it could face significant enforcement action and/or financial penalties as well as reputational damage, which could ultimately have a material adverse effect on Santander UK’s operations, financial condition and prospects. The Data Protection and Digital Information (No 2)
Bill (DPDI Bill 2) was introduced on 8 March 2023 and proposes a number of changes to the UK GDPR and the DPA. As at January 2024, the DPDI Bill 2 is
being considered by the House of Lords. Whilst the final form of the DPDI Bill 2 remains subject to change as it progresses though the legislative process, if it becomes law, it may result in Santander UK having to make changes to its current data protection compliance programme which could result in compliance and operational costs. The proposed reforms set out in the DPDI Bill 2 may also pose a risk to the EU Commission’s adequacy decision for the UK. This is because the European Commission may consider that the UK’s data protection laws are no longer essentially equivalent to those of the EU. If the EU
Commission’s adequacy decision for the UK is withdrawn, this could impact personal data flows from entities in the EU to Santander UK in the UK. In the event this occurs, it may result in additional costs to Santander UK in order to facilitate those data flows, to the extent those data flows are impacted, with the
UK being subject to EU transfer rules as a non-adequate jurisdiction.
–Cybersecurity: Santander UK is subject to cybersecurity regulations and cybersecurity incident reporting requirements. Cybersecurity incident reporting often require short timeframes and there is a risk that Santander UK will fail to meet the reporting deadlines for any given cybersecurity incident. There will be legal, reputational and regulatory risks in the event we, or the third-party providers we work with, are found to be out of compliance with these regulations and reporting requirements.
–Consumer Duty: The FCA’s rules and guidance on a broad consumer duty that firms undertaking regulated activities with retail clients must observe (the
Consumer Duty) have been in force for open products and services since 31 July 2023. The Consumer Duty has three elements: (i) a "Consumer Principle", which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers), (ii) three cross-
cutting rules that articulate the standards of conduct expected under the Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives), and (iii) four outcomes that build on the Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm's conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support). The expectations of the Consumer Duty require firms to end unfair charges and fees, make it as easy to switch or cancel products as it was to take them out in the first place, provide helpful and accessible customer support, act quickly to respond to customer queries, provide timely, clear and easily understandable information to customers regarding products and services, provide products and services that are appropriate for their customers, and focus on the real and diverse needs of their customers, including those in vulnerable circumstances, at every stage and in each interaction. The Consumer Duty also requires firms to monitor, evidence and report against many of the requirements. Santander UK has completed the first phase of the implementation of the
Consumer Duty, which required a review of, and changes to, Santander UK’s products, services, policies, systems and procedures against the FCA requirements. The second phase of the implementation of the Consumer Duty is due by 31 July 2024, being the date on which the Consumer Duty applies to closed products and services, and accordingly focuses on such products and services. The Consumer Duty affects elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that
Santander UK is able to generate. It may result in an increase in civil litigation or claims to the Financial Ombudsman Service (FOS) by customers alleging a breach of the standards of the Consumer Duty or in regulatory action by the FCA. The FCA has indicated that an early area of focus for them will be to look at firms’ complaints data in order to identify where the FOS uphold high numbers of complaints, and that it will hold firms accountable to ensure complaints are dealt with fairly and that robust mechanisms are in place to learn from the root causes of complaints. The FCA will continue to work across sectors to test how the Consumer Duty has been implemented and embedded within firms and will be looking for changes in culture across firms and evidence on how firms ensure customers receive good outcomes at any point when they interact with a firm. Where the FCA identifies serious breaches of the Consumer Duty, it has stated that it will take robust action, including interventions, investigations and possibly disciplinary sanctions. If Santander UK is not able to demonstrate continuous learning and improvement when it comes to customer experience and outcomes, and compliance with the Consumer Duty more broadly, it could lead to regulatory actions by the FCA and reputational damage arising from adverse publicity.
–Insolvency: Changes to the UK corporate insolvency regime were introduced through the Corporate Insolvency and Governance Act 2020, including a pre-
insolvency moratorium process for corporates in financial difficulty to give a period of time to seek a rescue or restructure and a new restructuring plan insolvency procedure to enable debt restructures. The Finance Act 2020 re-established certain tax debts owed by corporates as secondary preferential debts, ranking ahead of debts owed to floating charge holders. The Debt Respite Scheme (Breathing Space Moratorium and Mental Health Crisis Moratorium)
(England and Wales) Regulations 2020 (Breathing Space Regulations) (which came into force on 4 May 2021) give eligible individuals in England and Wales the ability to apply for a breathing space or mental health crisis moratorium during which creditors may not demand payment of interest or fees that accrue or enforce a debt owed by the applicant. The impact these changes will have in relation to the collection and recovery of loans to retail and corporate customers who are in financial difficulty or default continues to evolve.
–Outsourcing and Third-Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third-party risk management (SS2/21). SS2/21 is the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management, although it should be read alongside the EBA guidelines on outsourcing arrangements, and PRA and FCA rules and guidance on outsourcing. The scope of contracts required to meet the PRA requirements on outsourcing and third-party risk management extends beyond that set out in the
EBA guidelines on outsourcing and also captures material non-outsourcing. SS2/21 also requires that intragroup outsourcing be subject to the same requirements and expectations as external outsourcing and should not be treated as being inherently less risky. If Santander UK is unable to meet the PRA or
FCA requirements on outsourcing and third-party risk management, it may face supervisory measures, which could in turn have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
–Operational Resilience: In March 2021, the PRA and the FCA published Supervisory Statement 1/21 (SS1/21) and Policy Statement 21/3 (PS21/3), which set out their final rules and guidance intended to strengthen operational resilience in the financial services sector. The operational resilience rules require Santander

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 210
UK to identify its ‘important business services’, being those services which, if disrupted, could cause intolerable harm to clients or pose a risk to that firm’s safety and soundness or to the stability of the UK financial system. Once Santander UK has identified these, it must set impact tolerances for all important business services and ensure it is able to remain within these tolerances in severe but plausible disruption scenarios. Santander UK must comply with these requirements by no later than the end of a three-year transitional period on 31 March 2025. If Santander UK is unable to meet the PRA and FCA requirements relating to operational resilience, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK government has announced its intention to roll out new sustainability disclosure requirements, which will expand on those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy. Santander UK Group Holdings plc is implementing the recommendations of TCFD on a group level: further reporting will require additional gathering of data and digitalisation of reporting and there will be legal, reputational and regulatory risks should Santander UK Group Holdings plc fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.
–National Security and Investment Act: The National Security and Investment Act 2021 (NSIA) came into force on 4 January 2022 in the UK, introducing a new national security screening regime with mandatory suspensory notifications required for corporate and financial transactions in certain sectors which meet the prescribed thresholds. The NSIA also grants the UK government wide-ranging powers to intervene in transactions on national security grounds, even where the transaction is outside of the scope of the mandatory notification regime. The UK government can impose heavy criminal and civil penalties under the NSIA for non-compliance. In the event that the UK government intervenes in any of Santander UK's transactions and/or imposes any related penalties on Santander
UK, this could result in reputational damage and could have a material adverse effect on Santander UK's operations, financial condition and prospects.
–Access to Cash: FSMA 2023 grants the BoE supervisory powers to regulate the UK wholesale cash distribution market, including powers to impose fines and empowers HMT to designate firms to be subject to FCA oversight for the purpose of ensuring the reasonable provision of cash access (including free cash access). We expect Santander UK to be a designated firm for these purposes. The FCA intends to make rules to ensure the reasonable provision of cash withdrawal and deposit facilities and in its consultation paper (CP23/29) outlined how it intends to use its powers, for example, by limiting the availability of designated firms to close cash facilities, including bank branches, until any additional cash services identified as needed are available. The new access to cash regime is likely to have implications for Santander UK's business decisions and strategy, in particular in relation to our branch network and our participation in the wholesale cash distribution market generally. The new access to cash regime is expected to be finalised in 2024. In the event that the BoE imposes any fines with respect to Santander UK’s participation in the wholesale cash distribution market or the FCA imposes requirements on Santander UK in relation to retail cash access, this could result in reputational damage and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Financial Crime: The UK financial crime legislative framework has been updated significantly in recent years and is subject to regular change. The Economic
Crime (Transparency and Enforcement) Act 2022 (ECTEA) significantly streamlined the process of making sanctions and empowered the Office of Financial
Sanctions Implementation (OFSI) to enforce sanctions on a strict liability basis. ECTEA also introduced a Register of Overseas Entities at Companies House
with the aim of providing greater transparency in the UK property market by requiring overseas entities to register with Companies House.  ECTEA was followed by the Economic Crime and Corporate Transparency Act 2023 (ECCTA). ECCTA includes reforms to Companies House over a multi-year period, a reform of the identification doctrine (broadening the scope of corporate criminal liability by making corporates criminally liable for the conduct of senior managers acting within the scope of their authority), the introduction of a new offence of failure to prevent fraud and the expansion creation of inter-bank information sharing for the purposes of detecting and preventing economic crime. Many of these provisions are due to come into force in 2024. 2024 may also see a number of other financial services legal and regulatory changes. These include changes to the treatment of domestic politically exposed persons, as set out in FSMA 2023, new proposals for a ‘Suspended Accounts Scheme’ as set out in the Criminal Justice Bill 2023-24, possible changes to account closure rules, mandatory APP scam reimbursement rules (as mentioned above under "Payments") and potential changes to the Money Laundering, Terrorist Financing and Transfer of Funds
(Information on the Payer) Regulations 2017 (MLRs). The UK government is also expected to continue to take forward a series of non-legislative reforms that will impact the financial crime landscape, as committed to in keynote strategic publications, such as the Economic Crime Plan 2 and Fraud Strategy. The expansion of criminal liability under these reforms brings with it financial risk in the form of penalties and reputational risk, while continued compliance with the changing UK financial crime framework may expose Santander UK to increased operational and compliance costs, each of which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK may become subject to the provisions of the Banking Act, including bail-in and write-down powers
The special resolution regime set out in the Banking Act provides HMT, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
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
If a ‘bail-in’ order were made under the Banking Act as amended by The Financial Services (Banking Reform) Act 2013 (see further ‘Regulation of Santander UK -
The Banking Act 2009’), such an order would be based on the principle that any creditors affected by the 'bail-in' order should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write-down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities of a bank under resolution and the power to convert certain liabilities into shares (or other instruments of ownership) of the bank. The bail-in power under the
Banking Act may potentially be exercised in respect of any unsecured debt securities issued by a bank under resolution or an entity in Santander UK, regardless of when they were issued. Accordingly, the bail-in power under the Banking Act could be exercised in respect of Santander UK’s debt securities. Public financial support would only be used as a last resort, if at all, after having assessed and utilised, to the maximum extent practicable, the resolution tools including the bail-in tool and the occurrence of circumstances in which bail-in powers would need to be exercised in respect of Santander UK or any entity in Santander UK would have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 211
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
Santander UK must comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions and preventing the facilitation of tax evasion. Failure to prevent, detect or deter any illegal or improper activities could have a material adverse effect on Santander UK’s operations, financial condition or prospects
Santander UK is required to comply with applicable laws and regulations relating to anti-money laundering (AML), counter-terrorism financing (CTF), anti-bribery and corruption, sanctions, preventing the facilitation of tax evasion and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (including in respect of sanctions and politically-exposed person screening), ensure customer and transaction information is appropriately recorded, monitored and kept up to date and implement effective financial crime policies and procedures detailing what is required from those responsible in order to counter financial crime risks with the aim to prevent the facilitation of bribery, tax evasion and fraud by its employees or associated persons. Santander UK's staff are obligated to report suspicious transactions and activity to appropriate law enforcement. The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which in turn requires ongoing changes to systems, technology and operational activities.
Santander UK is also required to conduct financial crime training for its staff. Comprehensive and risk based financial crime training at a group-wide and business unit level is a key element of effective controls, with the FCA providing guidance on expectations within its Financial Crime Guide and the Joint Money Laundering
Steering Group (JMLSG) providing guidance on the practical interpretation of UK AML and CTF legislation. Financial crime is continually evolving and this requires proactive and adaptable responses from Santander UK so that it is able to deter, detect and disrupt threats and criminality effectively. Even known threats can never be fully eliminated, and there may be instances where Santander UK could be used by other parties to engage in money laundering and other illegal or improper activities. Santander UK’s staff, whom Santander UK rely heavily upon to identify such activities and report them, have varying degrees of experience in recognising criminal tactics, making effective, bank-wide mandatory and specialist training provided by the Santander UK Economic Crime Academy more pertinent.
Where Santander UK outsources any of its customer due diligence, customer screening or anti-financial crime operations, it remains responsible and accountable for full compliance and any breaches. If Santander UK is unable to apply the necessary scrutiny and oversight, or if such oversight proves insufficient to detect illegal or improper activities, there remains a risk of regulatory breach and this could have a material adverse effect on Santander UK's operations, financial condition and prospects.
Over the last decade, laws and regulations relating to financial crime have become, and may continue to become, increasingly complex and detailed.
Consequently, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally which continues to intensify. To manage regulatory scrutiny, Santander UK continues to improve its systems, adopt more sophisticated monitoring and enhance the skill set of its compliance personnel. Navigating the increasing complexity of financial crime regulation is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU, UK and US in the area of economic sanctions and the evolving financial and trade sanctions imposed on Russia and Belarus due to the war in Ukraine, require additional immediate and longer-term sanctions risk management and compliance efforts for Santander UK.
UK AML and CTF legislation continues to change (for instance through the enactment of the ECCTA, the introduction of requirements regarding proliferation financing as introduced by the UK’s money laundering regulations and regular updates to the UK’s list of third countries identified as high-risk countries), recent updates to beneficial ownership discrepancy reporting requirements detailed in the UK’s money laundering regulations, or the recent launch of the Register of
Overseas Entities and the associated compliance regime, which is reflected where appropriate within Santander UK's AML and CTF policies and procedures, with additional training and guidance required for employees. While legislative changes can offer opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of divergence from Banco Santander group, legislative and regulatory requirements via Banco Santander and the
EU. Significant change could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
If Santander UK is unable to fully comply with applicable laws, regulations and expectations, its regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against it, to impose significant fines and other penalties on it, including requiring a complete review of
Santander UK’s business systems, day-to-day supervision by external consultants, imposing restrictions on the conduct of Santander UK’s business and operations and ultimately the revocation of Santander UK’s banking licence. The reputational damage to its business and brand could be severe if Santander UK was found to have materially breached AML, CTF, anti-bribery and corruption, anti-tax evasion or sanctions requirements. Santander UK’s reputation could also suffer if it were unable to protect its customers or its business from being used by criminals for illegal or improper purposes. Criminal penalties could be imposed upon individuals employed by Santander UK. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK has been, and may in the future be, subject to negative coverage in the media about Santander UK or Santander UK’s clients, including with respect to alleged conduct such as failure to detect and/or prevent any financial crime activities or comply with financial crime compliance regulations. Negative media coverage of this type about Santander UK, whether it has merit or not, could materially and adversely affect Santander UK’s reputation and perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on
Santander UK’s operating results, financial condition and prospects as well as damage Santander UK’s customers’ and investors’ confidence and the market price of Santander UK’s  securities.
At an operational level, geopolitical, economic, social and technological changes can provide opportunities to financial criminals and alter the risks posed to banks.
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
In addition, while Santander UK reviews its relevant counterparties’ internal policies and procedures (for example, under its correspondent banking relationships)
with respect to such matters, Santander UK, to a large degree, requires relevant counterparties to maintain and properly apply their own appropriate anti-financial crime procedures to reduce the risk of being used as a conduit for money laundering without its knowledge. There are also risks that other third parties, such as suppliers and those considered ‘associated parties’ under the UK Bribery Act, could be involved in financial crime. If Santander UK is associated with, or even

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 212
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
–Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HMT, HM Revenue & Customs (HMRC), the
CMA, the Information Commissioner’s Office, the FOS, the PSR, the SFO, the National Crime Agency (NCA), OFSI or the courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to SME dispute resolution and liability for APP fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
–An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases. The UK has seen a sharp increase in recent years in the number of class action claims being issued in the Competition Appeals Tribunal on this basis.
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

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 213
FOS. If a ‘super-complaint’ were to be made against a Santander UK entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) development of a voluntary dispute resolution service to oversee the resolution of historic complaints from SMEs that meet the relevant eligibility criteria and new complaints from SMEs that would be outside the FOS’ proposed revised jurisdiction; (vi) introduction of a voluntary code to enhance protection for customers who are victims of APP fraud; and (vii) high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Any failure to effectively apply, consistently monitor and refine Santander UK’s credit risk management systems may result in an increase in the level of non-
performing loans and higher losses than expected, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK‘s business is subject to risks related to data and adverse impacts on operations if data management policies and procedures are not sufficiently robust
Santander UK's operations rely on the effective use of data to manage and grow its business and deliver the overall strategy. Santander UK uses data to serve its customers, satisfy its regulatory requirements and run its operations. If Santander UK's data is not accurate and timely, this could impact its ability to serve customers, operate with resiliency or meet regulatory requirements. From a business perspective, accurate and detailed customer data is critical for delivering customer expectations in terms of new and improved products and services. Lack of good quality data could also result in competitive disadvantages by increasing costs in terms of manual interventions, adjustments, and reconciliations. Investment is continuously being made in data tools and in maturing a strong data culture across the organisation to address some of the data challenges and prepare a strong foundation for the future. Any such failure to effectively use data or maintain effective data management policy and procedures could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s business is subject to risks related to cybersecurity
Santander UK’s systems, software and networks may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. The interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm, and therefore have a material adverse impact on Santander UK’s operations, financial condition and prospects.
In particular, in recent years the computer systems of companies and organisations have been targeted by cyber criminals, activists and nation-state-sponsored groups. Like other financial institutions, Santander UK manages and holds confidential personal information of customers in the conduct of its banking operations, as well as a large number of assets. Consequently, Santander UK has been, and continues to be, subject to a range of cybersecurity threats, such as ransomware, malware via the supply chain, phishing and denial of service.
Cybersecurity incidents could result in the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets
(including cash). In addition, cybersecurity incidents could give rise to the disablement of Santander UK’s digital systems used to service its customers. Any material disruption or degradation of Santander UK’s systems could cause information, including data related to customer requests, to be lost or to be delivered to
Santander UK’s clients with delays or errors, which could reduce demand for Santander UK’s services and products. As attempted attacks continue to evolve in both scope and sophistication, Santander UK may incur significant costs to modify or enhance its protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating any cybersecurity incidents to its customers. If Santander UK fails to effectively manage its cybersecurity risk, by, for example, failing to adhere to its cybersecurity policies, procedures or controls, the impact could be significant and may include harm to
Santander UK reputation and make Santander UK liable for the payment of customer compensation, regulatory penalties and fines. Factors such as failing to apply critical security patches from its technology providers, to manage out obsolete technology or to update Santander UK’s processes in response to new threats could also give rise to these consequences, which, if they occur, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. This might also include significant increases in the premiums paid on cyber insurance policies or changes to policy limits and cover.
In addition, Santander UK may also be affected by cybersecurity incidents against national critical infrastructures in the UK or elsewhere, for example, the telecommunications network or cloud computing service providers used by Santander UK. In common with other financial institutions Santander UK is dependent on such networks to provide digital banking services to its customers, connect its systems to suppliers and counterparties, and allow its staff to work remotely. Any cybersecurity incidents against these networks could negatively affect its ability to service its customers. As Santander UK does not operate these networks it has limited ability to protect Santander UK’s business from the adverse effects of cybersecurity incidents against it or against its counterparties and key national and financial market infrastructure. Further, the domestic and global financial services industry, including key financial market infrastructure, may be the target of cybersecurity disruption and attack by cyber criminals, activists or geopolitical activists looking to cause economic instability.
Santander UK is exposed to risk from potential non-compliance with regulations, policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud. It is not always possible to deter or prevent employee misconduct or non-compliance with policies and such errors, acts, omissions and failures and the precautions Santander UK takes to detect and prevent this activity may not always be effective. Any instances could result in regulatory sanctions and cause reputational or financial harm, and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 214
Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems and on its ability to upgrade, evolve and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of
Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its customers, businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly reviewed with a view to retain competitive advantage and to ensure that resilience remains within acceptable levels. Conversely any failure to effectively improve, evolve, expand or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander
UK’s operations, financial condition and prospects, and could cause reputational damage to Santander UK.
From time-to-time Santander UK is required to migrate information relating to its customers to new information technology systems. Any failure to manage such migration effectively and efficiently could have a negative impact on Santander UK’s ability to provide services to its customers and could cause financial and reputational damage to Santander UK, along with regulatory scrutiny and potential enforcement action.
Santander UK expects changes to its programmes of systems to have an impact on its risk profile, from a technology, environmental, social and corporate governance and regulatory perspective. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with changes to programmes of systems is likely to increase and this will therefore remain an area of key focus in Santander UK’s risk management. While internal controls aim to reduce the risk to acceptable levels, there can be no assurance that Santander UK will not suffer material losses from such operational risks in the future, which could have a material adverse impact on Santander UK’s operations, financial condition and prospects.
Santander UK may be exposed to unidentified or unanticipated risks despite its risk management policies, procedures and methods and may be exposed to risk related to errors in Santander UK’s risk modelling
The management of risk is an integral part of Santander UK’s activities. Santander UK seeks to monitor and manage its risk exposure through a variety of risk reporting systems. For a further description of our risk management framework see the ‘Risk review’. While Santander UK employs a broad and diversified set of risk monitoring and risk mitigation techniques and strategies, they may not be fully effective in mitigating Santander UK’s risk exposure in all economic market environments or against all types of risk, including risks that Santander UK fails to identify or anticipate.
Some of Santander UK’s tools and metrics for managing risk are based upon its use of observed historical market behaviour. Santander UK applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors Santander UK did not anticipate or correctly evaluate in its statistical models. This would limit its ability to manage its risks. Santander UK’s losses thus could be significantly greater than the historical measures indicate. In addition, Santander UK’s quantified modelling does not take all risks into account. Santander UK’s more qualitative approach to managing those risks could prove insufficient, exposing it to material, unanticipated losses.
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
Santander UK relies on third parties for important infrastructure support, products and services
Third-party providers provide key components of Santander UK’s business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third-party providers is a source of operational risk, including with respect to security breaches affecting our third parties and other parties that interact with these providers. As the use and depth of
Santander UK’s relationship with third parties increases, including the use of artificial intelligence and cloud-based services, Santander UK increasingly faces the risk of operational failure with respect to its systems. Santander UK may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. In addition, any problems caused by these third parties, including as a result of them not providing Santander UK their services for any reason, or performing their services poorly, could adversely affect Santander UK’s ability to deliver products and services to customers and otherwise conduct its business, which could lead to reputational damage, litigation and regulatory investigations and intervention. Replacing these third-party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk Santander UK faces as a result of these arrangements may be increased to the extent that it restructures such arrangements. Any restructuring could involve significant expense to Santander UK and entail significant delivery and execution risk which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Santander UK’s continued success depends in part on the continued service of key members of its senior executive team and other key employees. The ability to continue to attract, develop, train, motivate and retain highly qualified and talented professionals is a key element of Santander UK’s strategy. The successful implementation of Santander UK’s strategy depends on the availability of skilled and appropriate management, both at Santander UK’s head office and in each of its business units. There is also an increasing demand for Santander UK to hire individuals with STEM skills. Such individuals are very sought after by all organisations, not just the banking industry, and thus Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change. In light of a shortage of skills currently being seen across the UK, it is increasingly challenging to recruit and retain talent for all roles, with subject matter expert and technology roles offering the biggest challenges.
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
retain qualified professionals, it could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 215
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
and financial condition.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 216
Regulation of the Santander UK group
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK and in each other location in which Santander UK operates. This intensive approach to supervision is maintained in the UK by the PRA and the FCA. As well as being subject to UK regulation, as a result of forming part of the Banco Santander group, Santander UK is also affected by other regulators, such as the Banco de España and the ECB, as well as various legal and regulatory regimes (including in the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions. In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK government has a direct financial interest is likely to continue.
Approach of the FCA
As per FSMA, the FCA's strategic objective is to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers, to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers. Following the entry into force of FSMA 2023, the FCA also has a secondary competitiveness and growth objective, to facilitate the international competitiveness and medium- to long-term growth of the UK economy.
The FCA Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Approach of the PRA
As per FSMA, the PRA's general objective is to promote the safety and soundness of the firms which it regulates (with respect to insurance, the PRA also has a second objective of contributing to the securing of an appropriate degree of protection for policyholders). The PRA also has a secondary objective to facilitate effective competition in the markets for services provided by PRA authorised firms and, following the entry into force of FSMA 2023, is subject to the same secondary competitiveness and growth objective as the FCA.
The PRA Rulebook includes rules relating to capital adequacy and liquidity, among several other things.
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
The Banking Act 2009
The special resolution regime set out in the Banking Act 2009 provides HMT, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a bridge bank. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
The Financial Services (Banking Reform) Act 2013 further amended the Banking Act 2009 to introduce a UK ‘bail-in power’ to implement the BRRD, which contains a bail-in power similar to that contained in the Banking Act and requires EU Member States to provide resolution authorities with the power to write-down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the Banking Act 2009. This enables them to recapitalise a failed institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.
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
Payments
Within the UK the PSR has mandated that Santander UK builds systems and processes for both Confirmation of Payee as well as the Contingent Reimbursement
Model Code (CRM) both of which aim to reduce the level of customer fraud (particularly through our customers' manipulation into making payments known as
'Authorised Push Payment' (APP) fraud). These standards have been implemented by Santander UK. From October 2024, Santander UK will also be subject to the PSR's mandatory reimbursement requirement, requiring it to reimburse APP scam victims subject to certain exceptions, excesses and maximums. Under these standards and rules, Santander UK assumes responsibility for certain categories of customer losses, and inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers.
Santander UK also expects to see significant developments in the key UK payment systems architecture, with systems update of the high value CHAPS system through Real Time Gross Settlement (RTGS) renewal as well as the 'New Payments Architecture' for FPS, BACS and the other lower value retail payment schemes. The Payment Services Regulation 2017 (PSR 2017) has been implemented within the UK and Santander UK has built open access to third-party providers via the Open Banking API industry standard.
Finally, Santander UK remains within the SEPA Payment Scheme and continues to send SEPA Euro Payments via Madrid to EEA beneficiaries. However, as it is not domiciled in the EU, it has needed to exit the other (high value) Euro payment schemes, such as EURO1 and Target 2. It has negotiated arrangements to access those systems via Madrid and an agreement has been agreed and is operational.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 217
Financial crime
On 9 July 2018, Directive (EU) 2018/843 (MLD5), amending the Fourth Money Laundering Directive (EU) 2015/849 (MLD4), entered into force.
MLD5 brought in increased corporate transparency rules, introduced the application of AML rules to firms providing services associated with virtual currencies and further extended enhanced due diligence (EDD) requirements to all transactions with natural persons or legal entities established in third countries identified as high-risk countries (HRTCs).
The UK transposed MLD5 into UK law on 20 December 2019, amending the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the
Payer) Regulations 2017 (MLRs) through the Money Laundering and Terrorist Financing (Amendment) Regulations 2019. The latter came into effect on 10
January 2020 and, among other changes, introduced a requirement to report beneficial ownership discrepancies to Companies House. Further amendments to the MLRs were made by, among other instruments the Money Laundering and Terrorist Financing (Amendment) (EU Exit) Regulations 2020.
On 26 March 2021, a new statutory instrument published by HMT, the Money Laundering and Terrorist Financing (Amendment) (High Risk Countries) Regulations
2021 entered into force, amending the MLRs by replacing references to the European Commission's list of HRTCs (in respect of which EDD and additional specific EDD measures must be taken under the MLRs) with a UK list identified in a new Schedule 3ZA to the MLRs. This was the first exercise of the powers in section 49 of the Sanctions and Anti-Money Laundering Act 2018 (SAMLA). Following the entry into force of the Money Laundering and Terrorist Financing (High-
Risk Countries)  (Amendment) Regulations 2024 on 23 January 2024, the UK no longer maintains this separate list of HRTCs. Instead, the MLRs definition of an
HRTC implements, and is updated automatically with reference to, two lists published by the Financial Action Task Force (FATF) being the “High-Risk Jurisdictions subject to a Call for Action” and the “Jurisdictions under Increased Monitoring”.
In July 2021, the UK government launched two consultations on the MLRs. The first targeted specific changes to align the UK’s AML/CTF regime with amendments to FATF standards and to introduce certain technical changes. The second was a 'Call for Evidence' examining the effectiveness and future state of the UK’s AML/CTF regime. Both consultations closed in October 2021. On 24 June 2022, the UK government published a forward-looking review of the UK’s
AML/CTF regime in response to the ‘Call for Evidence’ focusing on systemic effectiveness, regulatory effectiveness and supervisory effectiveness. Following the publication of the Money Laundering and Terrorist Financing (Amendment) Regulations 2022 which came into  force on 9 March 2022 and  served to make certain time-sensitive updates to ensure the UK continued to meet international standards, the UK government published the Money Laundering and Terrorist Financing
(Amendment) (No. 2) Regulations 2022 in response to their 2021 consultation,  which came into force on 1 September 2022, (with specific measures coming into force on 1 April 2023). These amendments include, amongst others, specific obligations in respect of addressing proliferation financing risk and amendments to the beneficial ownership discrepancy reporting regime, including discrepancy reporting obligations in respect of the Register of Overseas Entities introduced by
ECTEA, which came into force on 15 March 2022. Additional key changes introduced by ECTEA included strengthening aspects of the unexplained wealth orders
(UWO) regime, streamlining the process of making sanctions and introducing ‘strict liability’ for breaches of sanctions. On 26 October 2023, ECCTA gained royal assent. ECCTA aims to deliver long-awaited reforms to tackle economic crime and improve transparency over corporate entities, such as reforms to Companies
House over a multi-year period, reform of the identification doctrine (broadening the scope of corporate criminal liability), the introduction of an offence of failure to prevent and the expansion of intra-private sector information sharing rules for the purposes of preventing and detecting of economic crime. Many of ECCTA’s provisions are due to come into force in 2024.
Further legal and regulatory changes are expected during 2024, including the management of domestic politically exposed persons and their associates, as set out in FSMA 2023, new proposals for a ‘Suspended Accounts Scheme’ as set out in the Criminal Justice Bill 2023-24, possible changes to account closure rules, mandatory APP scam reimbursement rules, and potential changes to the MLRs. The government is expected to also continue to take forward a series of non-
legislative reforms that will impact the financial crime landscape, as committed to in keynote strategic publications such as the Economic Crime Plan 2 and Fraud
Strategy.
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
The UK’s SARs Reform Programme, which operates within the confines of the government’s Economic Crime Plans (1 and 2), has increased staff in the UK
Financial Intelligence Unit (UKFIU) and Regional Organised Crime Units and delivered the release of the SAR Portal which opened to all firms during September
2023, replacing the SARs Online System. The SARs Reform Programme also aims to enhance UKFIU’s analytical capabilities, and to increase engagement with and feedback to the private sector.
Anti-corruption continues to be a key focus of the UK government's approach to economic crime. ECTEA contains provisions which seek to tackle corruption through increased transparency of overseas ownership of UK land and real estate and the strengthening of UWOs. The UK government's previous anti-corruption strategy lasted from 2017 to 2022, and it may release a new strategy in 2024.
Anti-corruption remains a topic of global focus, as illustrated by President Biden's ‘Protecting Democracy’ summit in December 2021 during which the US released its first strategy on Countering Corruption and more recently US National Security Advisor Jake Sullivan's speech at the December 2022 International Anti-
Corruption Conference (IACC). Sullivan reiterated President Biden and the US administration's commitment to working with other countries to champion democracy and fight corruption. To implement the US anti-corruption strategy, the US Department of State issued the US Strategy on Countering Corruption
Implementation Plan, further strengthening President Biden’s commitment to the anti-corruption agenda.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 218
Consumer Duty
The FCA has introduced a new Consumer Duty that aims to enhance and improve consumer protections. The Consumer Duty has three elements: (i) a “Consumer
Principle” which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers), (ii) three cross-cutting rules that articulate the standards of conduct expected under the Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives) and (iii) four outcomes that build on the
Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm’s conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support).
Since 31 July 2023, the Consumer Duty has applied to all open products and services offered by firms, banks and financial institutions. For closed products and services, the Consumer Duty rules come into force on 31 July 2024.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 219
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
of laws and regulations in their home jurisdiction.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 220
Board of Directors
1 William Vereker
Chair
Appointed on 1 November 2020 (Board Chair), previously Independent Non-Executive Director from 1 October 2020.
Skills and experience
William is an experienced banker, previously having served as Global Head of Investment Banking for UBS (2013 – 2018), and prior to that holding a number of leadership roles at Nomura, Lehman Brothers and Morgan Stanley. From 2018 to 2019, he served as the Prime Minister’s Business Envoy. He was a Vice
Chairman at JP Morgan until October 2020.
Other principal appointments
Chair of the Board of Santander UK Group Holdings plc*. Non-Executive Director of the London Stock Exchange Group Plc. Member of the UK Prime Minister's
Investment Council. Member and Special Advisor of the Investment Committee at Delancey Credit and Income Fund GP. William sits on the Advisory Board of
Celonis GmbH and also chairs the Advisory Board of Gonville & Caius College, Cambridge.
Board Committee memberships
Board Nomination & Governance Committee (Chair).
2 Mike Regnier
Executive Director and Chief Executive Officer
Appointed Chief Executive Officer on 1 April 2022.
Skills and experience
Mike joined Santander UK from Yorkshire Building Society, where he was a Board member since 2014 and Chief Executive since 2017. He previously held the posts of Chief Commercial Officer and Chief Customer Officer. Mike began his career in strategic management consulting with a focus on Retail and Retail
Financial Services. After management positions at Asda, he joined the banking sector and held a number of senior positions at Lloyds Banking Group, including
Personal Current Accounts and Credit Cards Director, and Products and Marketing Director for TSB.
Mike has served as a Board Director of Visa UK, and Chairman of the merchant acquirer LTSB Cardnet. He was also Chair of the Building Societies Association from 2019 – 2021. Mike holds an MEng in Engineering, Economics & Management from Oxford University, together with an MBA from INSEAD.
Other principal appointments
Chief Executive Officer and Executive Director of Santander UK Group Holdings plc*.
3 Angel Santodomingo
Executive Director and Chief Financial Officer
Appointment subject to regulatory approval(i)
Skills and experience
Angel joined the Banco Santander group in 2005 as Head of International Development in the Asset Management unit, and subsequently became Head of
Investor Relations. In 2014, he became CFO and Investor Relations Officer of Banco Santander Brazil, a role he held for nine years, as well as Board Director. In
2023, Angel returned to Spain, becoming Group Head of Strategy and Chief of Staff to the Banco Santander Group Executive Chair, President of CFA Spain, and
authored a series of books and articles about Markets, Finance Analysis and Equity Valuation.
Angel is an experienced board director, having held positions as a Board Director of a number of commercial entities including Credito de la Casa, PSA Banque
Brazil (Chairman) and Getnet Brazil. He has a Bachelor’s degree in Economics & Finance and is a Chartered Financial Analyst (CFA).
Other principal appointments
Chief Financial Officer and Executive Director of Santander UK Group Holdings plc*(i). Board Director of Banco Santander Brazil*.
(i)Angel's appointment as Executive Director and Chief Financial Officer is subject to approval by the Financial Conduct Authority.
4 Pedro Castro e Almeida
Banco Santander Nominated Non-Executive Director
Appointed 1 September 2023.
Skills and experience
Pedro joined Banco Santander Totta SA (also known as Banco Santander (Portugal)) in 1993, holding senior roles in various areas. From 2007 to 2009, he was a member of the boards of Banco Santander Totta and Banco Santander de Negócios Portugal. Since 2009, Pedro has been a member of the Banco Santander
(Portugal) Executive Committee, and since 2010, he has been a member of the Board of Banco Santander (Portugal). In January 2019, he was appointed CEO of
Banco Santander (Portugal) and Vice Chairman of its Board. He is also Regional Head of Europe for Banco Santander SA.
Other principal appointments
Non-Executive Director of Santander UK Group Holdings plc*. Director of PagoNxt SL*.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 221
5 Lisa Fretwell
Independent Non-Executive Director and Employee Designated Director
Appointed Independent Non-Executive Director on 1 January 2022 and Designated NED chosen to represent the views of the workforce on 1 March 2023.
Skills and experience
Lisa has 25 years’ experience within the financial services, technology, retail, and manufacturing industries in both business and consulting roles. She holds a first-
class honours degree in Chemical engineering from the University of Birmingham and an MBA from Cranfield Business School. She was awarded Business
Leader of the Year by Women in Credit in 2020. Lisa joined Santander from Experian, where she was Managing Director of Experian UK’s Data Business from
2019 - 2021. Prior to this, she held various senior roles at Cisco for over 10 years, including Vice President of Software and Operations and Managing Director of
Consulting Services and Internet Business Solutions. Lisa also held roles at Capgemini and Procter & Gamble before joining Cisco.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director at Restore plc since 20 April 2022 (and Chair of its Board Risk
Committee, ESG Committee and Remuneration Committee, and member of its Audit Committee and Nomination Committee). Member of the Council at the
University of Birmingham (and member of its Audit Committee). Senior Advisor at Tresmares Capital.
Board Committee memberships
Board Audit Committee, Board Risk Committee, Board Responsible Banking Committee, and Board Remuneration Committee.
6 Ed Giera
Independent Non-Executive Director and Senior Independent Director
Appointed Independent Non-Executive Director on 19 August 2015 and Senior Independent Non-Executive Director on 15 October 2020.
Skills and experience
Ed’s executive career was with JP Morgan Securities, the investment banking affiliate of JP Morgan Chase & Co., where he held positions as Global Head of
Pension Advisory, Head of Capital Markets for the EMEA region, and other senior roles. Ed is currently a Partner and Manager of Boscobel Place Capital LLC, a
private investment partnership focused on the global financial services sector, and Principal of E.J. Giera LLC, providing corporate finance advisory and fiduciary services. Ed was formerly a Non-Executive Director at the Pension Corporation Group Limited, a holding company for the Pension Insurance Corporation
Holdings Limited, where he chaired the Board Audit & Risk Committee. He has also served as a Non-Executive Director for ICBC Standard Bank plc; for the
Renshaw Bay Real Estate Fund and Renshaw Bay Structured Finance Opportunity Fund; and for NovaTech LLC.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director (and Chair of the Risk Committee, member of the Audit
Committee, and member of the Nomination Committee) of Rothesay Life Plc. Director of Rothesay Limited. Partner of Boscobel Place Capital LLC and Founder
and Principal of E.J. Giera LLC.
Board Committee memberships
Board Audit Committee, Board Nomination & Governance Committee, Board Responsible Banking Committee, Board Risk Committee (Chair), and Board
Remuneration Committee.
7 Michelle Hinchliffe
Independent Non-Executive Director and Whistleblowers' Champion
Appointed on 1 June 2023.
Skills and experience
Michelle has extensive experience in the financial services sector, with particular focus on Banking and Capital Markets, following a 37-year career with KPMG, including being Lead Partner for Barclays, ANZ, Standard Chartered Bank, HSBC, Investment Banking & Markets, and Citigroup UK. Michelle qualifies as the
Board Audit Committee financial expert as defined in item 16A of Form 20-F and by reference to the NYSE listing standards.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Independent Non-Executive Director of BHP Group Limited, Macquarie Group Limited
and Macquarie Bank Limited.
Board Committee memberships
Board Audit Committee (Chair), Board Responsible Banking Committee, Board Risk Committee, and Board Nomination & Governance Committee.
8 Mark Lewis
Independent Non-Executive Director
Appointed on 16 December 2020.
Skills and experience
Mark brings a track record of digital transformation and growth across multiple consumer businesses and sectors. He was CEO of Moneysupermarket Group plc, operating regulated marketplaces across financial services, travel and home services, and helping UK households save over £7bn from their bills.
Prior to this, Mark sat on the John Lewis Management Board as Retail Director, responsible for sales and operations across 48 UK department stores and online channels serving 37 countries. He previously served as Managing Director of eBay UK and CEO of Collect+.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Mark is Group Chairman of Iamproperty, Independent Non-Executive Director of
Direct Line Insurance Group plc, and Non-Executive Director of Santander Consumer (UK) plc*.
Board Committee memberships
Board Audit Committee, Board Remuneration Committee (Chair), Board Responsible Banking Committee, Board Risk Committee, and Board Nomination &
Governance Committee.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 222
9 Dirk Marzluf
Banco Santander Nominated Non-Executive Director
Appointed on 7 May 2019.
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
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Chairman of Santander Global Technology and Operations SL*, Director of PagoNxt
Merchant Solutions SL*, Director of PagoNxt Trade Solutions SL*, Director of Ebury Partners Limited*, Director of Santander Digital Assets SL* and Santander
Consumer Holding GmbH*, and Director of Gravity Cloud Technology Sl*.
10 The Rt Hon. the Baroness Morgan of Cotes (Nicola (Nicky) Morgan)
Independent Non-Executive Director and Consumer Duty Champion
Appointed on 10 August 2021.
Skills and experience
Former MP, Cabinet Minister and Chair of the House of Commons Treasury Committee and a member of the House of Lords. She is a qualified solicitor and before being elected to Parliament, spent 16 years with City law firms, focused on mergers and acquisitions and advisory work. Nicky possesses significant experience as a senior leader of high-profile large organisations, responsible for setting and overseeing implementation of strategy, and communicating the organisation’s narrative and capabilities. She brings a wealth of experience from both a public and private perspective of the financial services sector, communications and media, and digital & technology.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director of the Financial Services Compensation Scheme, Chair of the
Careers & Enterprise Company, and Chair of the Association of British Insurers.
Board Committee memberships
Board Audit Committee, Board Responsible Banking Committee (Chair), Board Risk Committee, and Board Nomination & Governance Committee.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 223
11 José María Roldán
Independent Non-Executive Director
Appointed on 1 June 2023.
Skills and experience
José María has extensive depth of knowledge and expertise in banking supervision, financial stability and public policy. He was Chairman and CEO of the
Spanish Banking Association (2014-2022) and spent 13 years as Director-General at the Banking Regulation and Financial Stability department of the Bank of
Spain and member of its Executive Board. He was also a Board Member and Vice-President to the European Banking Federation; founded and Chaired the
Committee of European Banking Supervisors (CEBS) (the forerunner of the European Banking Authority); was President of the Financial Action Task Force on
Money Laundering (FATF); and chaired the former Banking Advisory Committee of the EU.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director and Chair of Cater Allen Limited*. Independent Non-Executive
Director of EBN Banco de Negocios SA*.
Board Committee memberships
Board Risk Committee and Board Responsible Banking Committee.
12 Pamela Walkden
Banco Santander Nominated Non-Executive Director
Appointed on 1 October 2021.
Skills and experience
Pamela has served in a number of senior management positions predominantly at Standard Chartered Bank, including as Group Head of Human Resources,
Chief Risk Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of
Corporate Affairs and Group Manager of Investor Relations. She also served as an independent member of the UK Prudential Regulation Authority Regulatory
Reform Panel and as a member of the European Banking Authority Stakeholder Group.
Other principal appointments
Non-Executive Director of Santander UK Group Holdings plc*. Independent Non-Executive Director and Chair of the Audit Committee in Banco Santander SA*.
Member of the Advisory Board at JD Haspel Limited.
Board Committee memberships
Board Risk Committee and Board Nomination & Governance Committee.
* Part of the Banco Santander group.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 224
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
Under the NYSE corporate governance standards, independent Directors must comprise a majority of the Board. As at 31 December 2023, our Board was comprised of a Chair, (who is also a Non-Executive Director), one Executive Director and nine Non-Executive Directors. The Chair, William Vereker, and six of the
other Non-Executive Directors, (Lisa Fretwell, Ed Giera, Michelle Hinchliffe, Mark Lewis, Nicky Morgan and  José María Roldán), were independent as defined in the NYSE corporate governance standards. The other three Non-Executive Directors (Pedro Castro e Almeida, Dirk Marzluf and Pamela Walkden) were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA. Michelle
Hinchliffe and José María Roldán were appointed as independent Non-Executive Directors on 1 June 2023. Pedro Castro e Almeida was appointed as a Non-
Executive Director on 1 September 2023.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination &
Governance Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2023, the following Directors made up the Board Nomination &
Governance Committee: William Vereker (Chair), Ed Giera, Michelle Hinchliffe, Nicky Morgan and Pamela Walkden. Four of the Directors were independent according to NYSE corporate governance standards. The other Director (Pamela Walkden) was not independent according to NYSE corporate governance standards as she is a representative of the ultimate parent company, Banco Santander SA.
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
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is
primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2023, the following Directors were on the Board Remuneration Committee: Mark Lewis (Chair), Lisa Fretwell and Ed Giera. All Directors were independent according to
NYSE corporate governance standards.
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US
Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2023, the Board
Audit Committee was made up of five Non-Executive Directors: Michelle Hinchliffe (Chair), Lisa Fretwell, Ed Giera, Mark Lewis and Nicky Morgan. All members were independent in 2023 as defined in Rule 10A-3.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board considered feedback gained from the 2023 Board effectiveness review, which concluded that the performance of the Board and its Committees continues to be effective.
A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 225
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
The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its
Annual Report and other related documents with the SEC, and which may be accessed at the SEC's website. Information on the operation of the public reference rooms can be obtained by calling the SEC on +1-202-551-8090 or by looking at the SEC’s website. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with it. This is accessible at the website: http://www.sec.gov.
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2023 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.
Legal proceedings
We are party to various legal proceedings in the ordinary course of business. See Notes 29 and 31 the Consolidated Financial Statements.
Material contracts
We are party to various contracts in the ordinary course of business. For the two years immediately preceding publication of this annual report, there have been no material contracts entered into outside the ordinary course of business.
Audit fees
See Note 7 to the Consolidated Financial Statements.
Accounting developments under IFRS
See Note 1 to the Consolidated Financial Statements.
Share capital
Details of the Company’s share capital are set out in the Notes to the Consolidated Financial Statements.
Major shareholders
At 31 December 2023, the Company was a subsidiary of Santander UK Group Holdings plc. On 12 November 2004, Banco Santander SA acquired the then entire issued ordinary share capital of 1,485,893,636 ordinary shares of 10 pence each. On 12 October 2008, a further 10 billion ordinary shares of 10 pence each were issued to Banco Santander SA and an additional 12,631,375,230 ordinary shares of 10 pence each were issued to Banco Santander SA on 9 January 2009.
On 3 August 2010, 6,934,500,000 ordinary shares of 10 pence each were issued to Santusa Holding SL. With effect from 10 January 2014, Santander UK Group
Holdings Limited, a subsidiary of Banco Santander SA and Santusa Holding SL, became the beneficial owner of 31,051,768,866 of 10 pence each, being the entire issued ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander
SA and Santusa Holding SL. Santander UK Group Holdings Limited became the legal owner of the entire issued ordinary share capital of the Company on 1 April
2014 and on 25 March 2015 became a public limited company and changed its name to Santander UK Group Holdings plc.
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
financial assets at fair value through other comprehensive income.
Debt securities at amortised cost - Yields
The following table shows the weighted average yields for debt securities not held at fair value at 31 December 2023.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	%	%	%	%	%
Weighted average yield
– Debt securities at amortised cost	—	—	3.52	—	3.52
Weighted average yield is calculated using Total clean price x yield for each maturity bucket / Total clean price for each maturity bucket.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 226
LOANS AND ADVANCES TO BANKS
Loans and advances to banks are classified in the consolidated balance sheet as financial assets at amortised cost and in the following tables also include loans and advances to banks classified as reverse repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2023	2022
	Note	£m	£m
Financial assets at amortised cost:
Loans and advances to banks		1,080	992
Reverse repurchase agreements - non trading	16	2,397	885
		3,477	1,877
Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2023.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Fixed interest rate	3,159	—	—	—	3,159
Variable interest rate	306	4	8	—	318
	3,465	4	8	—	3,477

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 227
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
function. The balances below are stated before deducting impairment loss allowances and RV and voluntary termination provisions.
Reconciliation to classifications in the consolidated balance sheet

		2023	2022
	Note	£m	£m
Financial assets at fair value through profit or loss:
– Other financial assets at fair value through profit or loss	12	46	45
Financial assets at amortised cost:
– Loans and advances to customers	13	207,435	219,716
– Reverse repurchase agreements – non trading	16	10,071	6,463
Financial assets at fair value through other comprehensive income
		217,552	226,224
Maturity analysis
The following table shows financial assets at amortised cost: Loans and advances to customers by maturity at 31 December 2023. Overdrafts are included as ‘on-
demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Loans secured on residential properties	1,189	8,289	43,067	120,309	172,854
Corporate loans	2,989	11,675	3,194	409	18,267
Finance leases	1,286	3,193	51	—	4,530
Other unsecured advances	3,529	2,924	749	30	7,232
Accrued interest and other adjustments	19	92	229	603	943
Amounts due from immediate parent	26	—	—	29	55
Amounts due from fellow subsidiaries and joint ventures	2,158	—	—	2,331	4,489
Loans and advances to customers	11,196	26,173	47,290	123,711	208,370
We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
Interest rate sensitivity
The following table shows the interest rate sensitivity of Financial assets at amortised cost: Loans and advances to customers due after one year at 31 December
2023.

	Fixed rate	Variable rate	Total
	£m	£m	£m
Loans secured on residential properties	152,722	20,132	172,854
Corporate loans	4,605	13,662	18,267
Finance leases	4,529	1	4,530
Other unsecured advances	2,918	4,314	7,232
Accrued interest and other adjustments	776	167	943
Amounts due from immediate parent	55	—	55
Amounts due from fellow subsidiaries and joint ventures	4,483	6	4,489
Loans and advances to customers	170,088	38,282	208,370

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 228
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
In 2023 and 2022 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI. As a result, the following tables present Loans and Advances to customers only.
The following tables show additional ratios and the components used in their calculation for the years ended 31 December 2023, 2022, and 2021.

	2023	2022
	£m	£m
Allowance for credit losses to total loans	0.46%	0.44%
Allowance for credit losses	935	953
Total loans outstanding	203,100	215,700
Non-accrual loans to total loans	1.48%	1.16%
Non-accrual loans outstanding	3,000	2,500
Total loans outstanding	203,100	215,700
Allowance for credit losses to non-accrual loans	31.17%	38.12%
Allowance for credit losses	935	953
Non-accrual loans outstanding	3,000	2,500

	2023	2022	2021
	£m	£m	£m
Loans secured on residential properties	0.01%	—%	—%
Net charge-off during the period	11	3	5
Average amount outstanding	177,689	182,094	170,430
Corporate loans	0.36%	0.13%	—%
Net charge-off during the period	68	24	58
Average amount outstanding	18,662	19,170	21,876
Finance leases	0.50%	0.44%	—%
Net charge-off during the period	23	19	25
Average amount outstanding	4,612	4,281	5,235
Other unsecured advances	1.74%	1.28%	1.00%
Net charge-off during the period	130	110	102
Average amount outstanding	7,452	8,573	9,669
Amounts due from immediate parent	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	28	3	7
Amounts due from fellow subsidiaries and joint ventures	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	4,355	3,698	2,800
Loans and advances to customers	0.11%	0.07%	0.09%
Net charge-off during the period	232	156	190
Average amount outstanding	212,798	217,819	210,017
Discussion of the factors driving material changes in the ratios above or their components
The factors driving significant changes are discussed as follows:
–Allowance for credit losses, exposures, expected credit losses, Stage 3 exposures and related ratios at a consolidated Santander UK group level can be found in the commentary sections in 'Credit performance', 'Credit quality' 'Stage 2 analysis' in 'Santander UK group level - credit risk review' in the Risk review
–More detailed discussion by business segment can be found in the 'Retail & Business Banking: Mortgages - credit risk review', 'Retail & Business Banking:
Everyday Banking - credit risk review', 'Corporate & Commercial Banking - credit risk review' and 'Corporate Centre - credit risk review' sections of the Risk review.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 229
DEPOSITS BY CUSTOMERS
The following table shows the average balances and interest rates for deposits by customers by product for the years ended 31 December 2023, 2022, and 2021.

	2023		2022		2021
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	161,403	1.33	171,349	0.34	172,673	0.12
Time deposits	23,236	3.93	12,167	1.34	11,363	0.37
Other deposits	15,169	4.23	16,659	1.74	23,327	0.80
Total average balance(1)	199,808	1.85	200,175	0.52	207,363	0.21
(1)Calculated using monthly data.
Some deposits by customers are covered by depositor guarantee arrangements, as follows:

Scheme	Definition
Financial Services Compensation Scheme (FSCS)
The FSCS is the UK’s independent statutory compensation fund for customers of PRA authorised financial services firms and pays compensation, up to certain limits, if a firm is unable, or likely to be unable to pay claims against it, for example by depositors. The FSCS is funded by levies on the industry, and recoveries and borrowings where appropriate.

The following table shows the amounts of insured and uninsured total deposits and time deposits excluding intercompany deposits at 31 December 2023 and
2022. The table also shows the amount of time deposits that are uninsured, either because they exceed depositor guarantee scheme compensation limits or because they are otherwise uninsured.

	2023	2022
	£m	£m
Insured deposits	130,753	131,235
Uninsured deposits	57,251	58,352
Total deposits	188,004	189,587
of which:
Insured time deposits	18,395	9,158
Uninsured time deposits	9,748	7,615
– Excess over guaranteed limit	4,774	4,828
– Otherwise uninsured	4,974	2,787
Total time deposits	28,143	16,773
For the proportion of Retail & Business Banking customer deposits covered by the FSCS, see the Funding risk management section of the Risk review.
The following table shows the maturity of uninsured time deposits at 31 December 2023.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by customers	5,151	1,059	2,211	1,327	9,748

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 230
DEPOSITS BY BANKS
Deposits by banks are classified in the consolidated balance sheet as financial liabilities at amortised cost and include deposits by banks classified as repurchase agreements – non trading.
Reconciliation to classifications in the consolidated balance sheet

		2023	2022
	Note	£m	£m
Financial liabilities at amortised cost:
- Deposits by banks	24	20,332	28,525
- Repurchase agreements - non trading	25	551	50
		20,883	28,575
The following table shows the average balances of and interest rates for deposits by banks for the years ended 31 December 2023, 2022, and 2021.

	2023		2022		2021
	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)	Average Balance	Average Interest Rate(1)
	£m	%	£m	%	£m	%
Deposits by banks	27,878	4.42	35,070	1.44	23,679	0.11
(1)  Calculated using monthly data.
At 31 December 2023 deposits by foreign banks were £2,010m (2022: £2,192m, 2021: £1,169m).
All bank deposits are uninsured, as depositor guarantee arrangements do not cover deposits by financial institutions.
The following table shows the maturity of uninsured deposits by banks at 31 December 2023.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by banks	3,619	15	11	17,238	20,883

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 231
INTEREST RATE SENSITIVITY
Interest rate sensitivity is the relationship between interest rates and net interest income caused by the periodic repricing of assets and liabilities. Our largest administered rate items are residential mortgages and retail deposits, many of which bear interest at variable rates.
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
caused by movements in both volume and rate have been allocated to rate changes.

			2023 / 2022			2022 / 2021
		Changes due to increase/ (decrease) in			Changes due to increase/ (decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	3,378	(55)	3,433	1,269	41	1,228
of which reverse repurchase agreements	385	48	337	114	(11)	125
Loans and advances to banks	1,225	(41)	1,266	566	3	563
of which reverse repurchase agreements	92	17	75	—	(2)	2
Debt securities and other interest earning assets	306	75	231	111	(12)	123
Total interest income	4,909	(21)	4,930	1,946	32	1,914
Interest expense
Deposits by customers - demand	1,570	(34)	1,604	373	2	371
Deposits by customers - time	750	148	602	121	(3)	124
Deposits by customers - other	356	(26)	382	98	54	44
of which repurchase agreements	351	28	323	117	1	116
Deposits by banks	736	(104)	840	471	(12)	483
of which repurchase agreements	67	—	67	—	—	—
Debt securities	1,065	110	955	324	(1)	325
Commercial paper	137	(13)	150	74	1	73
Subordinated liabilities	61	2	59	16	4	12
Other interest-bearing financial liabilities	1	—	1	(7)	6	(13)
Total interest expense	4,676	83	4,593	1,470	51	1,419
Net interest income	233	(104)	337	476	(19)	495

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 232
AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present average balance sheets below, using asset and liability classifications from the
Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2023			2022			2021
	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate	Average balance(1)	Interest	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers(2)	224,267	9,294	4.14	226,377	5,916	2.61	224,395	4,647	2.07
of which reverse repurchase agreements	11,469	527	4.59	8,558	142	1.66	14,378	28	0.19
Loans and advances to banks	43,043	1,850	4.30	46,051	625	1.36	43,727	59	0.13
of which reverse repurchase agreements	2,763	99	3.58	816	7	0.86	1,138	7	0.62
Debt securities and other interest earning assets	8,589	473	5.51	5,934	167	2.81	7,547	56	0.74
Total average interest-earning assets, interest income	275,899	11,617	4.21	278,362	6,708	2.41	275,669	4,762	1.73
Credit impairment loss allowances and RV &VT	(1,068)	—	—	(1,034)	—	—	(1,303)	—	—
Derivatives and other non-interest-earning assets	7,601	—	—	9,819	—	—	11,272	—	—
Other financial assets at FVTPL	264	—	—	153	—	—	198	—	—
Total average assets	282,696	—	—	287,300	—	—	285,836	—	—
Liabilities
Deposits by customers - demand	(161,403)	(2,148)	1.33	(171,349)	(578)	0.34	(172,673)	(205)	0.12
Deposits by customers - time	(23,236)	(913)	3.93	(12,167)	(163)	1.34	(11,363)	(42)	0.37
Deposits by customers - other	(14,787)	(640)	4.33	(16,309)	(284)	1.74	(23,028)	(186)	0.81
of which repurchase agreements	(10,567)	(471)	4.46	(8,568)	(120)	1.40	(12,372)	(3)	0.02
Deposits by banks	(27,308)	(1,232)	4.51	(34,533)	(496)	1.44	(23,208)	(25)	0.11
of which repurchase agreements	(1,445)	(67)	4.64	(5)	—	—	(5)	—	—
Debt securities	(28,762)	(1,633)	5.68	(24,117)	(568)	2.36	(24,046)	(244)	1.01
Commercial paper	(4,312)	(219)	5.08	(5,121)	(82)	1.60	(6,013)	(8)	0.13
Subordinated liabilities	(2,022)	(169)	8.36	(1,991)	(108)	5.42	(2,076)	(92)	4.43
Other interest-bearing liabilities	(130)	(5)	3.85	(141)	(4)	2.84	(305)	(11)	3.61
Total average interest-bearing liabilities, interest expense	(261,960)	(6,959)	2.66	(265,728)	(2,283)	0.86	(262,712)	(813)	0.31
Derivatives and other non interest-bearing liabilities	(4,609)	—	—	(4,578)	—	—	(5,328)	—	—
Other financial liabilities at FVTPL	(854)	—	—	(833)	—	—	(1,050)	—	—
Equity	(15,273)	—	—	(16,161)	—	—	(16,746)	—	—
Total average liabilities and equity	(282,696)	—	—	(287,300)	—	—	(285,836)	—	—
(1)  Average balances are based on monthly data.
(2)  Loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.
Margin and average spread

	2023	2022	2021
	%	%	%
Interest spread(1)	1.55	1.55	1.42
Net interest margin(2)	1.69	1.59	1.43
Average spread(3)	105	105	105
(1) Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(2) NIM is calculated as net interest income divided by average interest earning assets
(3) Average spread is the ratio of average interest-earning assets to interest-bearing liabilities

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 233
SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2023	2022
	£m	£m
Net cash flows from operating activities	(1,133)	(2,970)
Net cash flows from investing activities	(2,747)	(198)
Net cash flows from financing activities	19	277
Change in cash and cash equivalents	(3,861)	(2,891)
A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2023 and 2022 were as follows:
In 2023, the net cash outflows from operating activities of £1,133m resulted from outflows  generated from a decrease in deposits by banks and customers and an increase in reverse repurchase agreements, partially offset by cash inflows from a decrease in loans and advances to banks and customers, derivative assets, and an increase in debt securities in issue and repurchase agreements. The net cash outflows from investing activities of £2,747m mainly reflected the net purchase of certain asset backed securities and debt securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash flows relating to debt securities in issue. These resulted in cash and cash equivalents decreasing by £3,861m in the year.
In 2022, the net cash outflows from operating activities of £2,970m resulted from outflows generated from an increase in loans and advances to banks and customers, and a decrease in deposits by banks and customers and repurchase agreements, partially offset by net cash inflows from a decrease in reverse repurchase agreements. The net cash outflows from investing activities of £198m mainly reflected the net disposal of certain asset backed securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash inflows relating to debt securities in issue. These resulted in cash and cash equivalents decreasing by £2,891m in the year.
Cash flow requirements
For details of our cash flow requirements over the next 12 months and in the longer term and how we plan to meet them, see the Liquidity risk section of the Risk review.
Material cash requirements
Our material commitments under commercial contracts at 31 December 2023 were as follows:
–For cash flows and maturities relating to Derivatives, Deposits by customers, Deposits by banks, Debt securities in issue, Subordinated liabilities and Lease obligations, see Note 39 to the Consolidated Financial Statements. The maturities of financial liabilities and off-balance sheet commitments table analyses the maturities of the cash flows based on the remaining period to the contractual maturity date at the balance sheet date. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. For further details, see the Liquidity risk section of the Risk review.
–For details of cash flows and maturities relating to Retirement benefit obligations including employer contributions and funding, see Note 30 to the Consolidated
Financial Statements.
–Purchase obligations: We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations. Total purchase obligations, all of which are due within 1 year, were £385m.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 234
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
performs independent personal services, pertain to a fixed base situated in the UK.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 235
Glossary of financial services industry terms

Term	Definition
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Alternative performance measures (APMs)
A financial measure of historical or future financial performance, financial position or cashflows, other than a financial measure defined or specified under International Financial Reporting Standards.

Anti-Money Laundering (AML)	A set of policies and practices to ensure that financial institutions and other regulated entities prevent, detect, and report financial crime and especially money laundering activities
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

Balance weighted Loan to Value (LTV) ratio	(Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation)+ ...) / (Loan 1 balance + Loan 2 balance+...)
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

Basis point (bp)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail & Business Banking, serving enterprises with a turnover of up to £6.5m per annum.
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

Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital
The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA
Policy Statement PS7/13. CET1 capital ratio is CET1 capital as a percentage of risk-weighted assets.

CET1 capital ratio	CET1 capital as a percentage of risk-weighted assets.
Consumer Finance	Provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporate Centre	Provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
Corporate & Commercial Banking (CCB)	Provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
Cost of risk
Cost of risk is credit impairment charge for the 12 month period as a percentage of average gross customer loans. This is a useful measure of the relationship between the size of the credit impairment charge and the book size which investors use as a proxy to compare relative credit risk.

Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
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

Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 236

Term	Definition
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
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

Exposure at default (EAD)	The maximum loss that a financial institution might suffer if a borrower, counterparty or group defaults on their obligations or assets and off- balance sheet positions have to be realised.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 237

Term	Definition
Fair value adjustment
An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Conduct Authority (FCA)	The Financial Conduct Authority is a financial regulatory body in the United Kingdom.
Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme is the UK's statutory deposit insurance and investors compensation scheme for customers of authorised financial services firms.
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

International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles- based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.
Judgemental Adjustments	Adjustments made to the ECL estimate outside of the ECL models to reflect management judgements.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 238

Term	Definition
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

Loss Given Default (LGD)
The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/
book values due to forced sales type.

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

Maximum Distributable Amount (MDA)	The amount of interim or year-end profits not yet incorporated in CET1.
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

Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 239

Term	Definition
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one-year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Over the counter (OTC) derivatives
Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
People Supported
People supported through our charity partnerships and sponsored programmes. Employee volunteer activities are organised through our flagship
Discovery Project programme, the Santander Foundation and Santander Universities.

Pillar 1	The first pillar of the Basel III approach which provides the approach to the calculation of the minimum capital requirements. This is 8% of the bank's risk-weighted assets.
Pillar 2
The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3
The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management.
The aims are greater transparency and strengthening market discipline.

Prime / prime mortgage loans	A description for mortgages granted to the most creditworthy category of borrowers.
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
Retail deposit spread
Retail & Business Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail & Business Banking customer deposits
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
of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities. Santander UK has established securitisation structures as part of its funding and capital management activities.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 240

Term	Definition
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
SME 1
SME 1 supports any business with turnover of up to £6.5m who have up to 2 Directors/Shareholders/Partners or who have simple banking needs such as current account, savings or unsecured lending of up to £25,000.

Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12-month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination, but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
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
irrecoverable.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 241
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
The following activities are disclosed in response to Section 13(r) with respect to the Santander UK group and its affiliates in the Banco Santander group. During the period covered by this report:
(a)  Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist
(SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2023 were negligible relative to the overall profits of Banco Santander SA.
(b)  Santander Consumer Finance, SA holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the SDGT sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended 31 December 2023.
(c)  Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the US under the SDGT sanctions programme.
Revenues and profits generated by Santander Brasil on these accounts in the year ended 31 December 2023 were negligible relative to the overall profits of
Banco Santander SA.
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
In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2023 which were negligible relative to the overall revenues and profits of the Banco Santander group. The Banco Santander group has undertaken significant steps to withdraw from the
Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from
Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Banco Santander group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, Banco Santander group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 242
Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	200-216
4	Information on the Company	History and development of the company	32, 120, 125, 194, 226
		Business overview	3, 5, 12, 33, 68, 70, 79, 81, 105-106, 134-136, 172, 209-211, 217-219, 228
		Organisational structure	32, 156-157, 196-197
		Property, plant and equipment	119, 127, 160-161
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	11, 92-93, 96, 144, 200-216
		Liquidity and capital resources	34, 82-92, 120, 144-150, 234
		Research and development, patents and licenses, etc.	33
		Trend information	3, 5-7, 12
		Critical accounting estimates	132-133
6	Directors, Senior Management and Employees	Directors and senior management	16-24, 221-224
		Compensation	25-31, 119, 126, 165-169, 176-177
		Board practices	16-27, 177, 221-225
		Employees	2, 32, 137-138
		Share ownership	32, 176-177
		Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7	Major Shareholders and Related Party Transactions	Major shareholders	226
		Related party transactions	68, 177-178
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	107-194, 220
		Significant Changes	32, 194
9	The Offer and Listing		*
10	Additional Information	Share capital	*
		Memorandum and articles of association	220
		Material contracts	226
		Exchange controls	226
		Taxation	235
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	226
		Subsidiary Information	*
		Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk		92-94
12	Description of Securities Other Than Equity Securities		Exhibit 2.1
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		33
16A	Audit Committee financial expert		222, 225
16B	Code of Ethics		35
16C	Principal Accountant Fees and Services		24, 138
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		225
16H	Mine Safety Disclosure		Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable
16J	Insider Trading Policies		Not applicable
16K	Cybersecurity		5, 38, 101-102, 214
PART III
17	Financial Statements		Not applicable
18	Financial Statements		117-121
19	Exhibits		Filed with SEC
* Not required for an Annual Report.

Strategic Report	Sustainability and Responsible Banking	Financial review	Governance	Risk review	Financial statements	Shareholder information

Annual Report 2023	Santander UK plc 243
EXHIBIT INDEX

Exhibits1
1.1	Articles of Association
2.1	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
8.1
List of Subsidiaries - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries and related undertakings’ in the
Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in Note 19 ‘Interests in other entities’ in the Financial Statements section of the Form 20-F.

12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Policy for the Recovery of Erroneously Awarded Compensation
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
1Documents concerning Santander UK plc referred to in the 2023 Annual Report on Form 20-F may be inspected at 2 Triton Square, Regent’s Place, London
NW1 3AN, its principal executive offices and registered address.
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SANTANDER UK plc

By:	/s/ Mike Regnier
Mike Regnier
Chief Executive Officer
Dated: 5 March, 2024