Form 20-F
period 2025-12-31
Santander UK plc
filed 2026-03-12
CIK 1087711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Lee Grant
2 Triton Square, Regent’s Place, London NW1 3AN, England
Tel: +44 (0) 800 085 1491
E-mail: lee.grant@santander.co.uk
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

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
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

Santander UK plc
2025 Annual Report
Part of the Banco Santander group

Important information for readers
Santander UK plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of
Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA)
and the Financial Conduct Authority (FCA). Certain other companies within the Santander UK group are regulated by the FCA and the PRA.
This Annual Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See Forward-looking statements on page 203.
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
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2025 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference in the Form 20-F.

Annual Report 2025	Santander UK plc	1

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Strategic report	Contents

	Strategic report	1
The strategic report outlines the key elements of the Annual Report and provides context for the related financial statements.	Our business model and overview	2
	Our market overview	4
	Our strategic priorities	6
The report highlights key financial and non-financial metrics which help to explain our performance over the past year. It also highlights the external environmental factors affecting the business along with Santander UK’s positions in the UK banking market.	Our performance and KPIs	6
	Risk management overview	7
	Financial overview	9
	Sustainability highlights	11
	Stakeholder voice	13
By Order of the Board.	Sustainability	14
	Governance	16
Tom Scholar	Risk review	39
Chair	Financial statements	112
9 March 2026	Shareholder information	200

Annual Report 2025	Santander UK plc	2

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our business model and overview
We follow the Santander Way
Our purpose: To help people and businesses prosper.
Our aim: To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.
Our how: Everything we do should be Simple, Personal and Fair.
We create value for all

A motivated, engaged and talented team

enabling us to support our communities		generates customer loyalty

creating strong financial results for our shareholders

Santander UK
We provide financial products and services
Mortgages, consumer auto finance, unsecured loans, credit cards, banking and savings accounts, investment and insurance products for individuals and growth-focused support and services for companies.
Competitive advantages
Scaled and established bank in the UK - Scale in our core banking businesses combined with an innovative mindset.
Strong balance sheet with a prudent approach to risk - High asset quality and capital metrics well above regulatory requirements.
Part of a global banking group - Benefit from Banco Santander’s global capabilities and scale.
A talented and motivated team - A highly talented and engaged team, with the right skills in place to support our customers and transform the bank.
Strategic priorities
Continue to be customer centric and increase primacy.
Focus on simplification, automation, AI and digitalisation.
Create value and be disciplined with capital allocation.
Be a responsible bank.
Our behaviours
We live our values of Simple, Personal and Fair through great behaviours and our people leaders.
T - Think Customer
E - Embrace Change
A - Act Now
M - Move Together
S - Speak Up
At a glance
13.6 million active UK customers.
c.15,400 full time equivalent (FTE) employees
£167.3bn in mortgage lending
£183.6bn in customer deposits
Our sustainability strategy
Environment: Supporting our customers in their transition goals, embedding climate into risk management and aiming to align our activity with the Paris
Agreement Goals.
Social: Support productive and inclusive growth for our customers, communities, and employees, enabling prosperity through financial health, skills, inclusion, and opportunity.
Governance: Maintain clear and robust governance systems, with well-defined accountability, that support the success of Santander UK, its customers, and wider stakeholders.

Annual Report 2025	Santander UK plc	3

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our business model and overview continued
A significant part of the Santander UK Group Holdings plc group
The Company and its subsidiaries represent almost all the business and operations of its immediate parent Santander UK Group Holdings plc. More information on the Santander UK Group Holdings plc group, including the role of the Company as a ring-fenced bank, can be found in the Santander UK Group Holdings plc
2025 Annual Report, which does not form part of this report.
Santander’s proposed acquisition of TSB
On 1 July 2025, Banco Santander announced that it reached an agreement to acquire 100% of TSB Banking Group plc (TSB) from Banco de Sabadell SA
(Sabadell) with a valuation of approx. £2.65bn in an all-cash transaction. Sabadell shareholder approval was given at Sabadell's Extraordinary General Meeting on 6 August 2025. Completion of the acquisition of TSB by Santander UK plc is contingent on regulatory approval and other consents and is expected to occur in
Q2 2026.
This transaction would involve acquisition of approx. £34bn of mortgages and approx. £35bn in customer deposits. When combined with Santander UK plc, the two banks would serve nearly 28 million retail and business customers nationwide, giving TSB customers access to Banco Santander's international network and allowing them to benefit from the Santander UK group's leading technology platforms.
We look forward to welcoming our new colleagues from TSB, and we will support all colleagues through the transition as we invest in building a stronger bank for the future.

Annual Report 2025	Santander UK plc	4

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our market overview

Improving economic environment	Competitive UK market	Customers becoming digital
What we have seen
In the UK, we saw economic conditions improve
with annual growth of 1.3% in 2025 compared to
1.1% in 2024.
Inflation remained volatile over 2025 peaking in
September 2025 at 3.9%, but falling further over
the rest of the year. The housing market was less
buoyant in 2025 compared to 2024 due to
uncertainty and the change in Stamp Duty Land
Tax.
The Bank of England’s Monetary Policy
Committee (MPC) cut Bank Rate four times in
2025, to end the year at 3.75%.
Our response and looking ahead
In a declining interest rate environment, our focus
remains on ensuring profitable balance sheet
growth. Further, with inflation above the Bank of
England target and continued Bank Rate cuts,
cost discipline remains a focus.
In 2025, we returned to growth while reducing our
funding gap and improving our margins.
We ensured strong transformation momentum
through simplification, automation and digitisation,
ensuring better customer experiences while
reducing our operating expenses.
Looking ahead, we expect the Bank of England
to cut the Bank Rate twice in 2026 as inflation
approaches target. As this occurs and affordability
improves for our customers, we expect to see
activity in the mortgage market increase further.

What we have seen
In 2025, the UK banking market remained highly
competitive. Balance sheet scale continues to be
concentrated among the largest UK banks, while
digital challengers continued to grow their
customer base through different
digital propositions.
The UK banking industry delivered a strong
performance in 2025, recording robust financial
results that have been reflected in improved
equity market valuations across the sector.
Consolidation remained a prominent feature,
with several acquisitions in the year. In July 2025,
Banco Santander announced the proposed
acquisition of TSB, with the aim to add scale to its
UK operations and accelerate our transformation.
Across the market, banks continued to invest in
common strategic themes in response to evolving
customer needs, including further digitisation, AI,
and enhancing capabilities for SME banking and
mass-affluent customers.
Our response and looking ahead
2025 saw a return to balance sheet growth,
underpinned by continued pricing discipline. Our
focus remains on serving our customers’ needs
better while continuing to transform our business,
including the use of AI to strengthen financial
crime controls and fraud management.
Banco Santander’s global capabilities continue
to be our competitive advantage, supporting
enhancements across our product and
technology platforms, including our cards’
infrastructure.
Looking ahead, we expect large peers to
continue investing in product propositions and
customer experience to attract and retain
customers, while digital banks are likely to
continue their focus on market share growth and
improving profitability.

What we have seen
2025 was another year of customers increasingly
choosing digital channels to manage their
banking needs.
Digital engagement continued to rise, with 82% of
all transactions now completed through digital
channels. This ongoing shift demonstrates our
customers’ preference for convenience, speed,
and the enhanced functionality our digital
platforms provide.
Our response and looking ahead
Throughout 2025, we continued to enhance our
OneApp, introducing new functionality designed
to make banking even simpler and more
personalised. In 2026, we plan to continue to build
on the success of OneApp by further enhancing
its functionality and personalisation, so customers
can access a wider range of products and
journeys within the app.
In 2025, we launched a digital onboarding journey
with a pilot for Sole Traders – the new journey
improves time-to-open and customer experience.
In 2026 we plan to expand and scale the pilot with
a safe and controlled approach to extend this
digital capability to more customers including
Limited Companies, delivering a faster, simpler
onboarding experience for UK businesses.
At the same time, we remain focused on
ensuring that customers who prefer in-person
support continue to receive exceptional service.
We are optimising our branch network to reflect
evolving customer needs, including opening
three new Work Cafés in 2025. This reinforces our
commitment to combining digital innovation with
community-focused, face-to-face banking.

Annual Report 2025	Santander UK plc	5

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our market overview continued

Deployment of AI technology	Evolving regulatory landscape	Delivering on our sustainability ambitions
What we have seen
The market continues to evolve at pace, with
enterprise AI adoption now common through tools
such as OpenAI’s ChatGPT and Microsoft Co-
Pilot. Across the industry, banks have increased
their strategic focus on AI whilst maintaining
strong risk management practices, delivering use
cases with a ‘human in the loop’ ensuring review
of outputs before they are communicated to
customers. The emergent use of Agentic AI which
uses autonomous AI systems that can reason,
plan, and act independently to achieve a defined
set of goals is the next transformative phase for
many businesses, with banks exploring
implementation.
Our response and looking ahead
In 2025, we mobilised our strategy to accelerate
our transformation using Data and AI. This helped
us to continue delivering machine learning and AI
solutions into the business supporting our
customers and our people. We have deployed
enterprise solutions like ChatGPT to many parts
of the business and the majority of our customer-
facing teams are now using AI for better customer
interactions.
Most of our developers are using AI to increase
productivity and deploy AI-assisted code. We
have also developed new tools to detect, deter
and disrupt criminal networks, working closely
with government agencies, to protect our
customers from financial crime.
Looking ahead, we plan to deploy a number of
global AI platforms in the UK to accelerate our
transformation further. We will start exploring the
use of Agentic AI and put AI tools directly in front
of our customers whilst maintaining strong risk
management and oversight to ensure we deliver
innovation and good customer outcomes.

What we have seen
2025 saw significant activity in the financial
services regulatory environment. The government
encouraged UK regulators to reduce the
regulatory burden faced by banks in order to
encourage economic growth, which has led to a
wide range of proposals from the FCA and PRA.
This includes a number of changes to the
mortgage rules, including the LTI limit, and
discussion papers from the FCA and PRA on
broader rule changes. We have also
seen consultations to improve the operation of
the Financial Ombudsman Service and the
SMC&R regime, delays to the implementation of
the market risk element of the Basel package and
introduction of targeted support for investments
and pensions. There has been progress on a
new model for the design and delivery of next
generation payments infrastructure, linked to the
National Payments Vision and Strategy.
Policymakers are also conducting reviews of the
UK’s capital and ring-fencing regimes. The FCA
also published a consultation paper on 7 October
2025 regarding a proposed industry-wide motor
finance consumer redress scheme (Consultation).
Our response and looking ahead
We welcome the government’s commitment to
improving the balance of regulation. Throughout
2025, we worked with industry regulators to
support the government’s growth agenda and
identify areas where the regulatory regime can
be improved to foster growth, whilst maintaining
the stability of the financial system and delivering
good outcomes for customers.
We responded to the FCA’s Consultation on
motor finance commission and continue to
engage constructively with the FCA on its detailed
consideration of the Consultation proposals.

What we have seen
Investors, regulators, and other stakeholders
continue to increase their scrutiny of sustainability
practices, with particular attention to alignment
between stated objectives and actual outcomes.
This heightened focus is driving organisations to
provide clearer disclosure with progress toward
their sustainability ambitions.
Our response and looking ahead
In 2025, we continued to support our customers
in their transition goals, with tailored green
finance solutions and practical advice. Since
2021, we have provided £23.6bn in green
financing surpassing our ambition of £20bn and
supported over 237,500 customers with products
and services that make the green transition more
achievable, surpassing our ambition to support
180,000 customers.
In 2025, we also launched our social strategy
to support productive and inclusive growth with
our customers, communities and our people.
We contacted over 2.1million customers showing
early signs of financial difficulty, potential
money worries, or who have missed payments.
We also launched a new five-year charity
partnership with The King’s Trust to help
young people build skills for a brighter future.
For our people, we made progress towards our
inclusive culture ambitions through increased
senior female representation, now 35.3%, and
senior ethnic minority representation, now
14.5%.[1]
We continue to implement our new Governance
Strategy, with a primary focus in 2025 on
appointing a new Chair.
Looking ahead, we continue to focus on ensuring
our sustainability strategy delivers wider value to
our business and real world impact.

1Our workforce is UK-based and our ambitions relate to UK performance in compliance with relevant UK law. These ambitions support business performance and all employment decisions are based on merit.

Annual Report 2025	Santander UK plc	6

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our strategic priorities
Focused on customer loyalty, improved efficiency and growth
Customer centric & increase primacy
Initiatives aimed at enhancing how we serve and engage with our customers, leveraging the Banco Santander group’s global technology and operational capabilities to provide consistent and accessible financial services across multiple channels.
2025 progress: in mortgages, we were the first lender to change our affordability rules enabling some families to borrow as much as £133k more. We launched several new propositions for our customers, including Edge Explorer, our new added value current account with lifestyle benefits, our classic Business Current
Account and digital onboarding for cards.
For our corporate customers, following Santander Navigator’s success in the UK, we have now launched Navigator Global which is an end-to-end digital first, human-led platform that helps ambitious businesses grow internationally. We also digitised and automated processes reflected in a more than 20% reduction in the time it takes to onboard a client.
Simplification, automation, AI & digitalisation
Reduce complexity, decrease friction and increase automation to streamline our products and processes. This is supported by becoming a ‘digital bank with a human touch’.
2025 progress: we are bringing the power of AI and automation to our customers and employees. We deployed enterprise solutions like ChatGPT to large portions of the business and the majority of our customer-facing teams are using AI to have better informed customer interactions. Most of our developers are using AI to increase productivity and deploy AI-assisted code, which helps to digitise and transform the business at pace.
AI is game-changing in the fight against Economic Crime, and we deployed a number of use cases in Financial Crime to detect, deter and disrupt criminal networks, with a 50% alert reduction in some use cases. Across all our payment services, we invested in AI-powered fraud capabilities too, using machine learning models for real-time fraud detection.
Value creation & disciplined capital allocation
Continued focus on sustainable value creation for all stakeholders - customers, employees, shareholders and communities - while maintaining strong risk and profitability management and a disciplined approach to capital allocation.
2025 progress: returned to balanced balance sheet growth while maintaining a disciplined approach to capital allocation across asset classes. This approach ensured that we maintained significant headroom above regulatory capital requirements.
Be a responsible bank
Initiatives aimed at supporting our customers with a just and orderly transition to a low carbon economy and helping them get the skills they need to thrive.
2025 progress: achieved two of our public ambitions in 2025. This includes from 2021-2025 surpassing our ambition of £20bn green finance raised and facilitated, together with our ambition to support 180,000 customers with products and services to support their transition goals.
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
The key performance indicators of the Santander UK Group Holdings plc group can be found in its 2025 Annual Report, which does not form part of this report.
Risk management overview
Managing continuous transformation in Risk & Compliance was a key focus throughout 2025 and remains a priority in 2026, as we also manage the proposed acquisition and integration of TSB into the business (subject to regulatory approvals). In 2025, and moving into 2026, we continue delivering a transformation focused on streamlining, simplification and enabling business growth. Through key initiatives we are reducing duplication, embedding automation and enhancing clarity and timeliness of risk insights.
By investing in technology, data and process redesign, we are improving efficiency and strengthening resilience in line with regulatory expectations.

Annual Report 2025	Santander UK plc	7

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Top Risks
We monitor our Top Risks bi-annually at the ERCC and BRC. Along with Emerging Risks, they are used as part of our risk challenge to strategic business plans, and are considered in our ICAAP scenario testing. In 2025, we continued to ensure our Top and Emerging risks are relevant to the changing strategic landscape.
Changes made include the addition of TSB's integration, which will require execution in a timely and controlled manner, and Execution of AI as we build towards deployment at scale and pace. Model risk impacts have been combined with Regulatory Capital given the importance of compliance with SS1/23; and
Outsourcing and Third Party and Resiliency have been combined as Operational Resilience, given the inter-related nature of these risk types.

Top Risk Descriptions	Mitigating Actions
Economic Crime Sanctions Complexity
Sanctions risks and complexity has increased with the evolving geopolitical landscape.
Addressing emerging sanctions evasion risks remains a key focus. The G7 continues to use sanctions and associated “tools”, requiring continued vigilance across the industry.

Our Economic Crime risk team work closely with the business units, providing continued
support in identifying evolving sanctions risks. We also engage closely across the banking industry to ensure our approach to managing complex sanctions risks remains in line with best practice.

Responding to Regulatory Change
It is vital to keep pace with and respond to Regulatory Change in an increasingly complex environment driven by ever higher customer expectations. Failure to do so can lead to compliance risks and fines, as well as lost commercial opportunities.

We continue to enhance our Compliance oversight function through a transformation programme which is deploying a range of regulatory technology compliance tools, AI, automation and data analytics which provide real-time oversight, enhanced risk detection and simplified workflows.

Execution Risks associated with TSB integration
Integrating TSB in a timely and controlled manner is key to achieving planned commercial benefits from the acquisition and a significant contribution to the achievement of our business plans. Linked to Execution of Strategic Transformation.

Risk and Compliance have been heavily involved in the ‘change in control’ process and engagement with the PRA. Already established and embedded Line 2 leads are now focused on the integration project across a range of workstreams. Risk is offering a wide range of support on governance, risk frameworks, and risk appetite and reporting.

Execution Risks associated with Strategic Transformation
This remains a key focus to ensure we have adequate funding, resource capacity and capability to deliver. With the addition of TSB integration to the list of priorities, there are increased delivery risks and challenges that need to be managed.

We continue to focus on enhancing our management of change, with planned actions implemented on clarifying roles and responsibilities, book of work prioritisation, overall governance, and our wider Transformation and Change Framework. Utilisation of ‘Agile’
programmes has become a relatively new feature in our approach.

Geopolitically Motivated Cyber-Attack
We are focused on reducing the potential for ransomware to be injected into our technology platforms either directly or through a third-party supplier, which could cause significant business disruption, a potential regulatory fine and reputational risk.

We have an ongoing dedicated Cyber & Information Security plan for continuous enhancement and strengthening of our cyber risk and control environment. Cyber is an asymmetric risk heavily influenced by the evolution of the external threat landscape and accordingly our aim continues to be to minimise risks to acceptable levels.

Operational Resilience threats
Identifying and mitigating Operational Resilience threats, for example a ransomware attack or loss of a third-party, is critical in supporting our ability to recover Important
Business Services (IBS), reducing the risk of a regulatory fine and possible reputational risk.

We have developed a framework which encompasses a plan for mitigating actions to address key identified threats, which also include loss of Critical National and Financial
Markets Infrastructure. We will continue to drive maturity in our approach during 2026.

Technology Infrastructure Obsolescence
Maintaining a robust and fit for purpose Technology Infrastructure reduces the risk of a single point of failure in our network and loss of an IBS, as well as limiting the potential for increased reputational risk or a regulatory fine.

Reducing network single point of failure risk (SPOF) and obsolescence within our Zero
Tolerance assets remains a key focus, with significant progress made during 2025 via our technology remediation programme. These efforts have significantly enhanced the health, security and resilience of our IT platform estate.

Execution of Payment Systems Transformation
It is important that we continue to keep pace with the scale of change impacting payments technology platforms across the industry to ensure we take full advantage of commercial opportunities and retain our competitive advantage relative to our peers.

Our focus is on enhancing our payments processes through leveraging Banco
Santander’s platforms and also ensuring that we have the capacity and capability to participate in regulatory or payment scheme initiatives, for example, the National
Payments Vision; and industry initiatives such as tokenisation, CBDC, and Regulated
Liability Network (RLN).

Model Risk and Regulatory Capital Changes
Compliance with SS1/23 Model Risk Principles is vital in retaining IRB Models approvals and avoiding capital add-ons, impacting regulatory capital. There also remains an ongoing sensitivity to regulatory capital changes and decisions, and other factors such as potential crystallisation of conduct losses, although Model Risk is regarded as most significant.

We are further transforming our Models capability, whilst ensuring regulatory compliance.
Our Transformation Programme has been addressing SS1/23 requirements, whilst building a modern, compliant and efficient Model Risk Management framework. Targeted benefits include reduction in lifecycle effort and improvement in delivery timelines.

Data Ownership and Controls
Weak Data Ownership, and ineffective and insufficient controls can lead to poor customer outcomes, inaccurate regulatory reporting and ineffective decision making. Poor quality external data is also a risk to making effective policy decisions (e.g. ONS revisions).

We are progressing with our plans to enhance and embed our Data Management
Operating Model with clearly defined roles and responsibilities. Data Management metrics are reported regularly to Risk and Governance forums, and new Governance
Standards are being developed in close co-ordination between key business areas and risk.

Volatile Geopolitical and Macroeconomic Environment
Future shocks such as volatile energy prices, renewed Middle East or Ukraine related supply disruptions, tariff and trade related impacts, and divergent US-European rate paths, could trigger sterling weakness, higher import costs and renewed inflationary pressures.

Geopolitical related risks including tariffs remain a key focus for our risk reporting. We co-
ordinate this through our ‘Agile Squad’ of subject-matter experts across the business and risk. This facilitates regular and consistent messaging, related to any potential impacts on our overall Risk Profile, to ERCC, BRC, and Board, as well as to Banco Santander.

Execution of AI adoption
Poor execution of AI adoption could lead to strategic underperformance against peers, and loss of competitive advantage. The potential also exists for undesirable events such as significant data loss, a major cyber security incident, and GenAI deepfakes.

We continue to build our GenAI Capability, which is critical to our deployment of AI use cases across the bank. We are taking a phased approach to developing our AI maturity over the next year building towards deployment at scale and pace. AI use cases and risk issues are being discussed at local business and risk and control forums enabling Line 2 oversight.

Mitigating Margin Compression risks
Proactive hedging actions in a timely fashion is vital to mitigating Margin Compression risk particularly in a falling rate environment where we are unable to reprice our deposits as quickly as our mortgage assets.

Structural Position (SP) hedging over 2024 and 2025 has reduced our exposure to downwards rate movements, as deposits remain relatively fixed to downwards rate moves. Higher for longer is less of a concern, and with respect to rate increases, there is the opportunity to undertake SP hedging at higher rates.

Sophisticated Social Engineering Fraud
Failure to develop prevention and detection technology to mitigate the scale and sophistication of Social Engineering Fraud aided by AI, could lead to significant losses, regulatory attention and poor financial performance.

We have a broad range of controls to manage the prevention and detection of fraud, which requires continuous investment and enhancements of capabilities to maintain and improve performance. Despite the increased sophistication of fraud attacks, our fraud target performance has improved compared to 2024.

Annual Report 2025	Santander UK plc	8

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Emerging Risks
We monitor these risks via our Risk Radar and regularly provide a combined bi-annual update, alongside Top Risks to ERCC and BRC. Highlighted below are our Emerging Risks in 2025 and our associated mitigating actions. Most Emerging Risks we face are systemic risk issues which also impact our peers.
However, Santander UK may be exposed to more idiosyncratic risk in areas impacting regulation, where we face dual regimes, principally the PRA and FCA in the
UK and the ECB in Europe.
In 2025, we made some changes to our Emerging Risks, although the overall profile remained broadly unchanged. We added: Loss of Critical National and
Financial Market Infrastructure considering elevated geopolitical risks; Developments in Quantum Technology noting the need to ensure our cryptography estate becomes ‘post quantum safe’; Credit impacts of AI Deployment cognisant of employment displacement risks; and Climate Change, now redefined and reclassified from a Top Risk to an Emerging Risk.

Emerging Risks Descriptions	Mitigating Actions
Demanding Regulatory Agenda
Inconsistent Implementation of Global Regulation
This may leave the UK at a competitive disadvantage compared to other global finance jurisdictions such as the EU and the US, which could adversely impact our ability to meet future growth plans.

Government’s ‘pro-growth’ initiatives, such as the ‘Leeds Reforms’ are welcomed in key areas such as ring-fencing, regulatory capital levels, and retail mortgage lending initiatives related to affordability. However the overall pace of regulatory change in relative terms remains a concern and our Regulatory Affairs team continue to engage with regulators and ministers to promote reforms.

Uncertain Macroeconomic and Geopolitical Environment
UK Macro and Government Policy
UK Government Policies may fail to stimulate economic growth, and as a result the fiscal position could worsen during the next 18 months, adversely impacting the attractiveness of investing in the UK and our ability to meet future growth plans. Bank of England quantitative tightening has put further pressures on government borrowing costs.

UK domestic related challenges remain an area of primary concern for the bank including: ‘sticky’ inflation, persistent low growth, lack of long-term fiscal policy credibility, weak productivity and business investment, labour market fragility, and data uncertainty
(e.g. ONS revisions). Our risk coverage and reporting on these issues is co-ordinated between the business and risk via our ‘Agile Squad’ as described under Top Risks.

Loss of Critical National & Financial Market Infrastructure
This could lead to failure to recover Important Business Service(s) within set timeframes.
This would have significant regulatory and reputational risk implications, and is also an increasing threat, given the heightened geopolitical risk environment.

Our Business and Services Management team assess these risks with a view to developing scenarios and playbooks in the event that they materialise. Potential scenarios include loss of power (requiring back-up provision) and loss of communications and other essential business facilities for a sustained period. We also have defined emergency protocols and processes for these situations, depending upon the severity.

Markets, Competition & Technology
Digital Bank challengers
There are challenges to our growth plans from Digital Banks with a lower cost basis that are looking to gain a commercial edge by attracting a growing number of digital based customers. Open Finance legislation may also impact in the future, with auto switching between savings providers and disintermediation via Digital Wallets.

We continue to leverage Banco Santander capabilities in the digital customer space and maintain our investment in the development of AI to enable quick and accurate responses to customer needs through a range of digital channels. Overall this approach facilitates a cost-efficient approach, supported by Banco Santander’s scale and platforms.

Digital Currencies, Tokenisation & Crypto Assets
Failure to keep pace with developments in Digital Currencies, Tokenisation, and Crypto assets could increase the risk of loss of commercial deposits, increase wholesale funding costs and adversely impact the achievement of our longer-term business plans.

Our Regulatory Affairs team have responded to consultations held by the Bank of
England with respect to the Digital Pound initiative. Santander UK is also involved in an evolving alternative banking industry solution, the Regulated Liability Network. We recognise digital currencies and payments industry transformation are closely related and we continue to have close engagement with our peers and industry regulators on future developments.

Developments in Quantum Technology
This is an evolving technology which could pose security risks to Santander UK and our customers over the medium to longer term, particularly via long-standing and trusted security measures such as cryptography which to date has protected financial data and communications.

Our Line 1 Cyber team maintains an inventory of internal cryptography and is ensuring that we have identified any potential areas that may require upgrading and modernisation.
Finding a potential solution is an industry wide issue in order to move towards becoming
‘Post Quantum Safe’, as these capabilities evolve and mature.

Environmental and Social
UK Political and Social Dislocation
A growing sense of public frustrations relating to government policies over many years, could result in political and social fragmentation. This may impact future business and investor confidence in the UK, if sentiment deteriorates further, and pose additional challenges to the achievement of our business plans.

Through our regular co-ordinated monitoring and reporting of the external risk environment across the business and risk, we closely assess both external and internal warning indicators, to aid in the assessment of our overall risk profile. This informs discussion, review and challenge at both ERCC and BRC as to whether further mitigating actions need to be taken across financial and non-financial risks.

Credit Impacts from AI Deployment
AI deployment at scale and pace over our planning period and more widely across industry in the UK could impact upon our customers through job displacement and ultimately affect the performance of our credit portfolios.

Whilst AI adoption may initially have only a modest and relatively temporary impact on unemployment, once longer-term efficiency gains materialise, job displacement could become more material in some industries. Unemployment is one of the key economic factors we monitor closely and factor into our credit policies and provisioning.

Climate Change: Impacts of Future Events
Climate change related risks either from impacts of future physical events or net-zero policy and transition failure could lead to both economic and operational resilience challenges.

Our internal climate change risk scenario analysis, is considered as part of our ICAAP scenario testing, and identifies related risks covering government policies (net-zero transition) and physical events such as severe flooding in certain UK regions.

Annual Report 2025	Santander UK plc	9

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial overview
In 2025, we made great progress in our ambition to become the best bank for customers.
Our 2025 financial results reflect strong business performance, with an increase in profit before tax in the year, mainly due to higher income, and lower costs and provision charges, partly offset by higher transformation costs.
2025 saw a return to growth in our balance sheet after several years of deleveraging. Customer loans and deposits increased, with broad based growth across all segments. As a result, we saw an improved customer funding gap.
Our balance sheet remains robust, with strong asset and credit quality. We are well capitalised and continue to have a strong liquidity and funding position. Our
CET1 capital ratio increased due to ongoing organic capital generation and almost no dividend for 2025, in anticipation of the proposed acquisition of TSB. We remain focused on capital efficiency.
Please refer to the Financial overview section of our Annual Report on Form 20-F for the year ended 31 December 2024 for a comparative discussion of 2024 financial results compared to 2023.
Our financial results
Summarised consolidated income statement

	2025	2024
	£m	£m
Net interest income	4,380	4,312
Non-interest income[1]	349	345
Total operating income	4,729	4,657
Operating expenses before credit impairment charges, provisions and charges	(2,457)	(2,548)
Credit impairment charges	(193)	(71)
Provisions for other liabilities and charges	(597)	(689)
Profit before tax	1,482	1,349
Tax on profit	(396)	(378)
Profit after tax	1,086	971
1Comprises ‘Net fee and commission income’ and ‘Other operating income’.
–Profit before tax increased to £1,482m in 2025, a 10% increase from 2024. This increase reflects higher income, and lower costs and provision charges, partially offset by higher transformation costs.
–Net interest income increased 2%, driven by lower cost of deposits and supported by our structural hedge.
–Non-interest income was up 1%, mainly due to higher retail and corporate fee income.
–Operating expenses before credit impairment charges, provisions and charges were down 4%, driven by simplification and automation, including a 12-month headcount reduction of over 2,700 FTE.
–Cost management discipline will remain a key focus for management throughout 2026.
–Credit impairment charges were up £122m, trending to pre-pandemic levels, as previously guided.
–Provisions for other liabilities and charges were down 13%, mainly due to a lower provision charge in 2025 relating to historical motor finance commission payments, partly offset by higher transformation related charges.
–Tax on profit increased by 5%, reflecting the increase in profit before tax in the year.
Motor Finance
Further to the publication of the FCA’s consultation paper on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme
(Consultation), the Santander UK group has reassessed the potential financial impact arising from motor finance related redress payments. The Santander UK group responded to the Consultation and continues to engage constructively with the FCA in respect of its detailed consideration of the Consultation proposals.
Based on its detailed consideration, the Santander UK group considers that there remains significant uncertainty regarding the ultimate outcome of the
Consultation.
The Santander UK group recognised a provision of £295m in its financial results for 2024. This provision was determined based upon the information then available. It included estimates for operational and legal costs and potential awards based on various scenarios and used a range of assumptions, including the possible outcome of an appeal to the Supreme Court in 2025 of the Court of Appeal’s decision in Hopcraft.
The Santander UK group has updated its range of scenarios which has resulted in an additional estimated charge of £183m, increasing the total provision to
£461m. The provision is based on various scenarios using a range of assumptions, including potential changes to the proposed scheme following responses to the Consultation or publication of the FCA’s final scheme rules.
There continue to be significant uncertainties as to the nature, extent and timing of redress payments. The ultimate financial impact could be materially higher or lower than the amount provided.
For more, see Note 27 to the Consolidated Financial Statements.

Annual Report 2025	Santander UK plc	10

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Summarised segmental balance sheet
At 31 December	2025	2024
	£bn	£bn
Customer loans by segment
Retail & Business Banking	173.5	171.7
Consumer Finance	5.0	4.8
Corporate & Commercial Banking	18.9	18.0
Corporate Centre	—	—
Customer loans	197.4	194.5
Loans to JVs, accrued interest, ECL and other	5.2	4.9
Loans and advances to customers	202.6	199.4
Cash, repos, other financial assets and other assets non-interest earning	64.2	60.5
Total assets	266.8	259.9

Customer deposits by segment
Retail & Business Banking	155.7	151.8
Corporate & Commercial Banking	24.4	22.1
Corporate Centre	3.5	2.8
Customer deposits	183.6	176.7
Deposits from JVs, accrued interest and other	3.7	4.2
Deposits by customers	187.3	181.0
Financial liabilities, repos and other liabilities non-interest earning	64.4	65.2
Total liabilities	251.7	246.2
Shareholders' equity	15.1	13.8
Total liabilities and equity	266.8	259.9

2025 saw a return to growth in our balance sheet after several years of deleveraging. Customer loans and deposits increased, with broad based growth across all segments. As a result, we saw an improved customer funding gap.
Our loan portfolio continues to underpin the performance of our balance sheet and has performed well throughout the cycle.
As a lender who is primarily focused on UK mortgages, our mortgage portfolio accounts for 85% (2024: 84%) of customer loans and has a relatively low stock loan-to-value ratio of 52% (2024: 51%).
Mortgage loans increased to £167.3bn (Dec-24: £165.1bn) and we saw higher gross mortgage lending in 2025 of £25.3bn (2024: £16.1bn) with £14.7bn in H2-25 and £10.6bn in H1-25. We also completed the sale of £1.2bn of high RWA mortgage loans in Q3-25 with positive capital generation.
Unsecured retail lending, which includes credit cards, overdrafts and UPLs continued to account for 3% (2024: 3%) of our portfolio. Consumer Finance accounted for 3% (2024: 3%) of the loan book at the year-end and is largely collateralised on vehicles.
Our corporate loan customers remain well diversified across sectors. Customers remain largely resilient, with an overall improvement in asset quality in the year.
We maintain relatively low exposures to Commercial Real Estate (CRE) and Buy-To-Let (BTL).
Arrears remain low. Loans in Stage 2 and Stage 3 improved, highlighting underlying asset quality and the sale of high RWA mortgage loans in Q3-25.
The Stage 3 ratio of our loan book was 1.18%, down 24bps from Dec-24, 13bps of which was due to the sale of high RWA mortgage loans in Q3-25.
Customer deposits increased to £183.6bn (Dec-24: £176.7bn) driven by growth across all segments. In Retail & Business Banking, Savings increased following a successful ISA season, successful deposit campaigns, including cahoot, and customer migration from Current Accounts.

Annual Report 2025	Santander UK plc	11

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Segmental performance
We continue to manage our business through three core operating segments plus the Corporate Centre. We work closely with our Banco Santander colleagues in
Spain and across Europe to ensure consistency and to leverage shared investment, best practice, and expertise.
Our business segments
Retail & Business Banking - provides UK residential mortgages for customers with good credit quality, lending and banking services and unsecured lending to individuals and small businesses.
Corporate & Commercial Banking - provides banking products and services to SMEs, mid-sized and larger corporates.
Consumer Finance - provides prime auto consumer financing for cars, vans, motorbikes and leisure vehicles.
Corporate Centre - provides treasury services for asset and liability management of our balance sheet.
Retail & Business Banking remained focused on growing our franchise, by delivering more value for our customers with new propositions and improved digital journeys, while maintaining a human touch for the moments that matter. At the same time, we continued to transform the bank and deploy capital effectively.
We expanded our Santander Edge product with the launch of Edge Explorer, a premium product offering customers a range of insurance and lifestyle benefits, cashback and access to a preferential savings rate. We also consolidated our Business Banking proposition into one product, the Business Current Account
Classic to ensure a consistent offering.
We enhanced our mobile apps, OneApp and Kingfisher, with 15 new releases in 2025 and enhanced our customer journeys, launching new digital onboarding for
Business Banking and credit cards. For mortgage customers, we strengthened their digital experience through improvements to My Home Manager and partnered with Energy Saving Trust (EST) to deliver a new online Home Energy Saving Tool to help homeowners make energy efficiencies and reduce their household bills.
Customer loans and deposits grew with targeted competitive pricing. Profit before tax of £1,291m (2024: £1,224m) was up, mainly due to higher income, and lower costs, partly offset by higher credit impairment charges and transformation costs, including charges relating to changes in our branch network.
Consumer Finance maintains a prime portfolio, with 98% of lending secured on the vehicle and relatively low levels of default. Customer loans increased slightly in
2025, and we continue to focus on value and capital generation.
In 2025, our Original Equipment Manufacturer (OEM) partners were responsible for 24% of all new car registrations in the UK, and 30% of new business was for green assets (i.e. electric vehicles and hybrids), with tailpipe emissions under 50CO2e/km.
Loss before tax of £76m (2024: loss before tax of £175m) decreased, mainly due to lower provision charges in respect of historical motor finance commission payments
Corporate & Commercial Banking (CCB) continued to focus on high-value and international business, with over 400 new clients onboarded in 2025. We saw a higher proportion being internationally active and choosing to transfer their prime banking.
We saw a significant increase in corporate facilities and grew our participation in the Government Growth Guarantee Scheme which provided additional access to finance SMEs.
Working closely with Banco Santander, we increased support for multinational businesses arriving in the UK, whilst helping exporters that are reaching out into new overseas markets.
We launched our new Navigator Global platform that provides online, personalised support for businesses looking to expand overseas.
Profit before tax of £324m (2024: £351m) was down, mainly due to higher credit impairment charges, partly offset by cost discipline.
Corporate Centre loss before tax increased slightly to £57m in 2025 (2024: loss before tax of £51m) due to lower non-interest income and increased credit impairment charges, mostly offset by higher income on liquid assets.
Strong liquidity, funding and capital position
We remain strongly capitalised, with our capital position well above the regulatory requirements and remain focused on capital efficiency. CET1 capital ratio increased to 15.8% due to ongoing organic capital generation and almost no dividend for 2025, partially offset by higher RWAs.
A strong LCR of 162% (Dec-24: 154%), increased largely due to a reduction in the customer funding gap in 2025.
Our diversified funding across well-established issuance programmes across a range of currencies and classes continued in 2025. We issued £10.5bn in Sterling equivalent medium-term funding, including Covered Bond, RMBS, AT1 and Senior Unsecured issuances.
We repaid £7.1bn of TFSME in 2025, with an outstanding balance of £3.9bn at the year-end, of which £2.5bn is due for repayment in 2027 and £1.4bn is due in
2031.
The structural hedge position decreased to £103bn at Dec-25 (Dec-24: £110bn), as we position ourselves well for further Bank Rate reductions.
Looking ahead
Following our return to growth in 2025, we expect to see net lending growth continue in 2026.
Our structural hedge position keeps us well positioned for further Bank Rate reductions.
We expect further cost efficiencies in 2026, driven by simplification and automation of our business.
Sustainability overview
At Santander UK, we are here to help people and businesses prosper. Our core business is critical to this, but we also know that we need to go beyond banking.
For us, prosperity includes opportunity, fairness, and resilience for our customers, communities, and our people. It also means working with stakeholders to support a just and orderly transition to a more sustainable future.

Annual Report 2025	Santander UK plc	12

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	13

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Stakeholder voice
The Boards of the Company and Santander UK Group Holdings plc (the Boards) have identified our customers, employees, regulators, communities and investors as our key stakeholder groups on the basis of their importance in ensuring the continuing success of Santander UK. While not a stakeholder in the strictest sense, we also take into account our impact on the environment and climate given its criticality to life and business in general.
Balancing the interests of these stakeholder groups alongside the interests of Santander UK is key to ensuring that we operate as a sustainable, responsible and profitable business, and we therefore seek to ensure that this is embedded in our strategy and culture.
To support the Boards and their Committees in their considerations, our Board paper template and training includes a specific focus on the directors' duties arising from s172 and how management's preparation of their papers plays a key role in ensuring that the Directors can discharge their responsibilities in a fully informed manner.
In 2025, the Boards continued to spend time, inside and outside of formal meetings, engaging with stakeholders and discussing their interests, including visiting branches, contact centres and offices around the UK to better understand the needs of our customers, employees and communities. You can read more about
Directors’ engagement with employee networks in 2025 below.
Each Director meets with our principal regulators, the PRA and FCA, on a periodic basis to understand their views, and these regulators also attend our Board meetings from time to time. The Board meets regularly with members of management and the directors of Banco Santander SA, the Company’s shareholder, and, as usual, the Board held its March 2025 Board cycle in Madrid in order to strengthen relations and understand Banco Santander’s views more clearly.

Social Strategy
Stakeholders considered	Customers, Employees, Communities

Background
In Spring 2025, the Boards approved Santander UK’s Social Strategy, providing a clear framework to support productive and inclusive growth for customers, communities and employees. The strategy prioritises financial inclusion and financial health for customers, supporting communities through skills development and creating a productive and inclusive workplace for colleagues.

How the Board approached it
The Boards considered the Social Strategy in the context of their duties under s.172 and recognised the importance of aligning the strategy to Santander UK’s purpose and long-term success. There was a particular emphasis on delivering tangible benefits for customers and society, supporting customers to improve their financial health and access banking products and services that meet their needs. The Boards also examined how Santander UK could help communities to build the skills that improve career prospects.

Outcome
The approval of the Social Strategy provided a clear mandate for management to strengthen support for customers’ financial inclusion and financial health, embedding these considerations more consistently into products, services and customer interactions.
The strategy also reinforced Santander UK’s efforts for its communities, supporting initiatives that help individuals develop skills and improve employability, while strengthening the people agenda to support colleague wellbeing, skills development and inclusion. The Boards continue to receive updates on progress, ensuring that the Strategy delivers sustainable, long-term benefits for customers, communities and employees.

Employee Network Engagement
Stakeholders considered	Employees

Background
The Boards support Employee Networks through individual NED sponsorship. Each Network has a NED sponsor who stays informed on its activities and champions its priorities throughout the year. NED sponsors meet with their respective Networks at least annually, and in 2025 the Board met with the
Networks collectively.

How the Board approached it
In July 2025, the Boards invited employee Network Leads and members of their leadership teams to join them at an informal lunch. Each Board and
Executive Committee Network Sponsor sat with their respective Network with the aim of the session to discuss opportunities for Network growth, as well as increasing Network impact and the current lived experiences of members working in Santander UK.

Outcome
The Boards praised the engaging work undertaken by each of the Networks, highlighting the impact of their work as well as the motivation and drive of their members. In the context of transformation and acquisition activities, it was acknowledged that there was a degree of hesitancy from some individuals around speaking up due to concerns around negative perceptions on their capabilities or performance. The Boards noted therefore that it would be essential for
Network sponsors and their respective Network Chairs to work together to create a safe and supportive environment where employees felt comfortable voicing their thoughts and concerns. we will also ensure that the work of the Networks is communicated and promoted not only within the Network community but more broadly to ensure alignment and reinforce trust.
Clear actions were identified from the session along with designated owners responsible for addressing each to ensure accountability and follow-through on key points raised.

Annual Report 2025	Santander UK plc	14

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability

In this section

Climate-related financial disclosures	15
Streamlined Energy and Carbon Reporting (SECR)	15

Annual Report 2025	Santander UK plc	15

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sustainability overview
Climate-related financial disclosures
Our Climate strategy supports our customers in the transition to a lower carbon economy, as we work to align our activity with the UN Paris Agreement. We are implementing the recommendations of the TCFD, and taking action to meet the expectations set by the PRA, BoE and FCA. This requires wide-ranging collaboration both within the bank and externally to develop the tools and methodologies needed. As such, we adopted a unified approach across the Santander
UK Group Holdings plc group and therefore present TCFD disclosures on that basis in the Santander UK Group Holdings plc Annual Report.
–
Streamlined Energy and Carbon Reporting (SECR)
We continue to monitor and evaluate our energy use and carbon footprint in line with SECR regulations. Emissions are calculated using the UK Government
Department for Energy Security and Net Zero (DESNZ) conversion factors. In 2025, we consumed 79,991,734 kWh of energy, compared to the 89,511,041 kWh used in 2024. The reduction was primarily driven by the rationalisation of our head office estate. Electricity consumption also decreased, reflecting these head office closures and the continued upgrade and optimisation of building systems to improve energy efficiency. Santander UK plc partially occupies our Triton
Square office, which is also used by other Banco Santander entities. As Santander UK plc holds operational control, including areas of the building that we do not directly occupy, we have made the decision to fully account for its emission profile within the reporting for this entity. This approach was jointly agreed with Banco
Santander and has been in place since 2019, our baseline year. In 2025, we recorded 4,509 tCO2e of greenhouse gas emissions compared with 5,466 tCO2e in
2024. Our total Scope 1, 2, and 3 emissions for 2025 are set out in the SECR table. In 2025, emissions from business travel reduced from 3,009 tCO2e to
2,394tCO2e.  The majority of this reduction was driven by updates to the UK Government’s emission conversion factors, which lowered the calculated emissions compared to the prior year. In addition, there was a modest reduction attributable to changes in travel behaviour. While total distance travelled increased during the year, the travel mix shifted towards lower-emitting modes, including increased use of rail and electric vehicles.  This lowered emissions per kilometre travelled and helped moderate the impact of increased travel volumes.

	2025	2024
Scope 1 tCO2e	2,115	2,456
Scope 2 tCO2e (Location-based)	12,339	16,195
Scope 2 tCO2e (Market-based)	—	1.13
Scope 3 tCO2e (Business Travel)	2,394	3,009
Total	4,509	5,466
YoY %	(18)%	3%
Total emissions per employee (tCO2e/FTE)	0.3	0.3
Additional notes on GHG emissions calculations
Boundary
Scope 1-3 GHG emissions include the activities and facilities owned and/or under operational control of Santander UK plc.
Calculation
Scope 1: GHG emissions from oil, gas, direct transport, and fugitive gas emissions. Emissions calculations from these sources follow the GHG Protocol Corporate
Standard. Consumption and transport data is extracted from relevant source systems and records. Internal systems include meter readings, maintenance records, mileage claims, and internal travel systems. External systems include bill validation systems and external supplier invoices. We use the relevant UK Government
Department for Energy Security and Net Zero (DESNZ) conversion factors and collate emissions into a total Scope 1 emissions figure.
Scope 2: GHG emissions from purchased electricity and electric fleet and company cars. For Santander UK, we use the market-based approach to quantify our
Scope 2 emissions. This means we use emissions factors provided by our electricity suppliers. For our Scope 2 emissions, this method reflects the emissions from electricity we have purchased via green tariffs. These provide electricity from renewable sources including biomass and wind generation. Scope 2 emissions for electricity consumption are calculated using the relevant UK Government DESNZ conversion factors and guidance. Emissions from electric vehicles are calculated using the Residual Mix from DESNZ Fuel Mix Disclosure. Data for electricity consumption and travel by electric vehicles are extracted from relevant source systems including billing invoices and mileage claims.
Scope 3 – Business travel: This includes GHG emissions from indirect travel that have not been included in Scope 1 and 2. Business travel by air, road, and rail is included. Business travel records are taken from relevant internal systems or provided by our third-party travel administrator. The distance travelled in kilometres is converted into GHG emissions using relevant factors from UK Government DESNZ and collated into a total for Scope 3 business travel emissions. Car data is based on engine size, flight figures are based on average cabin seat class, and rail data is based on average cabin seat class. Rail figures are based on national rail conversion factors. Taxi travel is excluded due to lack of mileage data. Business travel data expenses are recognised for reporting when they are logged into our systems. There can be a small amount travel that occurred shortly before 1 January 2025 included in 2025 reporting. This is in line with the company policy grace period for registering travel. We have completed the analysis to understand the impact of this approach, and we have deemed it immaterial compared to the total amount of travel undertaken throughout the year.

Annual Report 2025	Santander UK plc	16

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Governance

Annual Report 2025	Santander UK plc	17

Strategic Report	Sustainability and Responsible Banking	Governance	Risk review	Financial statements	Shareholder information

Governance overview

Santander UK plc Board

Board Nomination & Governance Committee	Board Risk Committee	Board Audit Committee	Board Responsible Banking Committee	Board Special Projects Committee	Board Remuneration Committee

Executive level committees
Due to the alignment in Board membership, the Santander UK Group Holdings plc and Santander UK plc Board and Board Committees meet substantively simultaneously. As such, this report details the governance arrangements, practices and activities of both Santander UK Group Holdings plc's and
Santander UK plc's Boards and Board Committees.

Board changes in 2025

12 February	31 March	16 May	18 July	30 September	1 October	3 October
Enrique Alvarez appointed [1]	Ed Giera resigned	Tom Scholar appointed [2]	William Vereker resigned	Dirk Marzluf resigned	Mahesh Aditya appointed	Mike Regnier announced intention to step down
1Resigned from the Board on 25 February 2026.
2 Tom Scholar became Chair on 18 July 2025.

Compliance with the UK Corporate Governance Code
The UK Corporate Governance Code (the Code) sets out a framework of principles and provisions for corporate governance for premium listed companies in the UK. We feel that it is appropriate for a Company of our size and systemic importance to the UK economy to adopt the Code and as such, this Governance section details how we comply with its principles and provisions. Any sections of the Code that we do not comply with are explained in the Directors’ Report.

Annual Report 2025	Santander UK plc	18

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance

Our approach
Board and governance structure
Maintaining high standards of corporate
governance is vital to ensuring effective decision
making by the Board and therefore the ongoing
success of the Company. As well as voluntarily
applying the UK corporate Governance Code, as
far as is applicable to Santander UK, we adhere
to various internal governance frameworks and
practices which ensure that we have the right
systems and controls in place to allow the Board
to effectively oversee the business and provide
challenge where needed. These include:
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
–The Corporate Governance Framework (CGF),
which is designed to support the Boards in
discharging their responsibilities and ensuring
an appropriate degree of delegation throughout
the Santander UK group.
We review the CGF regularly to confirm that
governance arrangements remain effective and
appropriate. The corporate governance structure is
supported by internal control and risk management
systems. An important principle applied throughout
the CGF is the delegation of the day to day running
of the business by the Board to the CEO, who
further delegates aspects of their authority to
Executive level committees or other individuals.
This supports effective decision making and
accountability in discharging their responsibilities.
Santander UK group structure and ring-
fencing governance arrangements
The substantive business of the Santander UK
group continues to be conducted by Santander UK
plc, our principal ring-fenced bank (RFB). Ring-
fenced banks operate within governance rules
defined and overseen by the PRA who has
granted Santander UK plc certain ring-fencing
governance rule modifications, recognising our
ownership structure and chosen business model.
These ring-fencing rule modifications have allowed
us to simplify our governance arrangements while
not losing strength, including the ability to have
common Santander UK Group Holdings plc
and Santander UK plc Board and Board
Committee memberships, subject to certain
safeguards. The composition of the Board and
Board Committees of the two companies are fully
aligned.
One of the safeguards agreed is that if a conflict
matter (as defined by the PRA) arises between the
two companies, three INEDs holding PRA senior
management functions (SMF) will have veto rights
on Board decisions. These INEDs are Nicky
Morgan, Mark Lewis and David Oldfield. Nicky
Morgan would chair the RFB Board meeting in the
event of a conflict matter decision.
The role and responsibilities of the Board
The Board is collectively responsible for promoting
the success of Santander UK for the benefit of its
shareholders, taking into account the likely impact
of our decisions in the long-term, as well as
balancing the interests of our other stakeholders
and our contribution to wider society.
The key decisions and matters reserved for the
Board's approval, such as the long-term strategy
and priorities, are set out in the CGF. A copy of the
Schedule of Matters Reserved for the Board is also
available on our website, which does not form part
of this Annual Report.
The Chair, has overall responsibility for the
leadership of the Board, for ensuring its
effectiveness in all aspects of operation and for
promoting a culture of openness and debate.
These responsibilities are formalised in the CGF.
The composition of the Board helps to ensure that
no one individual or small group dominates the
Board's decision-making. The diversity of skills,
experience and background of Directors enables
them to provide constructive challenge, strategic
guidance and offer specialist advice.
There is a clear division of responsibilities between
the leadership of the Board and the executive
leadership of the business. The responsibilities of
the Chair, CEO, Senior Independent Director (SID)
and Executive and Non-Executive Directors
(NEDs) are agreed by the Board and set out in
separate role statements within the CGF and are
available on our website, which does not form part
of this Annual Report. The Board is also supported
by its Committees, who make decisions and
recommendations on specific responsibilities
delegated to them. This enables the Board to
spend more of its time on business performance
and strategic, forward-looking matters.
Board Committees
The Committees play an essential role in
supporting the Board, giving focused oversight
of key areas and aspects of the business. Their
roles and responsibilities are set out in their
Terms of Reference which are available at
aboutsantander.co.uk and which do not form part
of this Annual Report. The Terms of Reference are
regularly reviewed by each Committee to make
sure they remain appropriate. Cross-Committee
membership provides visibility and awareness of
matters relevant across the Committees, and the
chair of each Committee reports back to the Board
on its activities after each meeting.
In addition to our six core Board Committees,
shown on the previous page, the Boards are also
supported by committees which are stood up as
needed to allow dedicated time for topics at a more
focused forum.
Each of the core Committees is chaired by and
comprised of only INEDs, except for the Board
Nomination & Governance Committee, where
Pamela Walkden, a Banco Santander group
appointed NED (GNED) is a member.
How governance contributes to the delivery of
our strategy
Our governance arrangements contribute to the
development and delivery of our strategy by
promoting accountability and responsibility, and
ensuring information flows and independent insight
from the NEDs.
While all Directors are collectively responsible for
the success of the Company and are expected to
exercise independent judgement, the INEDs bring
external perspective, objective judgement in
respect of Board decisions, and provide
constructive challenge to management. Directors
also have collective responsibilities for the integrity
of financial information, internal controls and risk
management systems.
As a Board, we are responsible for ensuring that
the business is purpose-led and that our decision
making and activities reflect our core purpose to
help people and businesses prosper. We do this by
setting and developing our strategy, approving risk
appetite, frameworks and policies and overseeing
their delivery and implementation by management.
The Board is accountable to our shareholders for
the proper conduct of the business and seeks to
consider the interests of all stakeholders.
The Board has identified the following key
stakeholders: customers, employees, regulators,
communities and investors. For more on how the
Board balances the interests of these
stakeholders, see Stakeholder voice statement in
the Strategic Report.
Culture and hearing the views of the
workforce at the Board
The Board recognises that culture plays a
fundamental role in delivering our strategic
priorities and ensuring the success of the business.
We are ultimately responsible for ensuring that we
lead by example and that our activities reflect the
culture we wish to instill throughout the business to
deliver on our values of simple, personal and fair.
Every year we hold one Board meeting at one of
our regional offices, when we have the opportunity
to meet local staff, and listening to their views.
Our Code of Conduct sets out how we and all
employees of Santander UK should act and
behave towards everyone we encounter through
our work. This, alongside our TEAMS behaviours -
Think Customer, Embrace Change, Act Now, Move
Together and Speak Up - contribute to drive our
culture and maintain the standards that underpin it.
All new employees are required to complete
training on the Code of Conduct and annual
refresher training is required for all employees.
Our employees are central to delivering our
strategy, and the Board ensures continuous
engagement with them to create a culture of
inclusivity and belonging, and a healthy working
environment.

Annual Report 2025	Santander UK plc	19

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Throughout the year, the Board received feedback
from colleagues via a number of mechanisms
including reports from Peakon employee voice
surveys, considering matters such as future ways of
working. Directors also engaged with colleagues
directly, participating in employee listening, visiting
offices, branches and contact centres and inviting our
eight people networks, which each have a Board
sponsor, to a Board lunch to hear about their activities
and needs. Our people engagement is led by our
designated workforce NED, Lisa Fretwell, who also
had regular meetings with the Chief People Officer
and Head of Culture and Experience to discuss
results and emerging themes from the employees.
These activities help to ensure that the views of the
workforce are made known to the Board and that
workforce policies and practices are consistent with
the Company's values,
The right information and support
The Chair, supported by the Company Secretary,
ensures that all Board members receive appropriate
and timely information. All Directors have access to
the advice of the Company Secretary and the
Company provides access, at its expense, to the
services of independent professional advisers to help
the Directors discharge their role.
Board membership & succession planning
Through the work of the Board Nomination &
Governance Committee, we make sure there is the
right mix of individuals on the Board, giving an
appropriate balance of knowledge, skills, experience
and perspectives. Our aim to ensure orderly
succession for Board positions is supported by
continuous and proactive review, taking into account
our strategic priorities and the main trends and factors
affecting the sustainability and success of the
business. We oversee and regularly review the
development of a diverse pipeline for succession.
William Vereker stepped down as Chair on 18 July
2025. The Board would like to thank William for the
invaluable role he played in steering the business
through some of the most challenging circumstances
in recent times, including Covid and the Cost of Living
Crisis.In addition to me joining the Board, in 2025, we
welcomed Enrique Alvarez Labiano as an Executive
Director (ED) and Mahesh Aditya as Group-
nominated Director (GNED). Enrique subsequently
stepped down from the Board after a year of service.
Mahesh succeeded Dirk Marzluf as a GNED. David
Oldfield succeeded Ed Giera as chair of the Board
Risk Committee (BRC) in March 2025. We would like
to thank Dirk and Ed for their commitment and
valuable contributions and insights during their tenure.
Nicky Morgan was appointed as SID with effect from
20 February 2025, succeeding Ed Giera.
In October 2025, Mike Regnier announced his
intention to step down as CEO and Executive Director
in 2026. Following a thorough and comprehensive
succession process, the Board appointed Mahesh
Aditya as CEO, with effect from 1 March 2026. The
Board is very grateful to Mike for his remarkable
leadership and drive over the last four years. He has
delivered significant and very valuable transformation
during his tenure, while also strengthening our culture
through what has been a period of significant change.
The Board looks forward to working with Mahesh as
he leads the next phase of Santander UK’s
development.
On 5 March 2026, the Board approved the
appointment of Victoria Roig and Manuel Preto as
GNEDs, with effect from 13 March 2026. These
appointments further strengthen the breadth and
experience on the Board.
At 31 December 2025, the Board consisted of the
Chair (independent on appointment), seven INEDs,
three EDs and three GNEDs. Biographies of the
Directors are included in the Shareholder information
section. The letters of appointment for INEDs and
GNEDs are available at the Company’s registered
office and at the Annual General Meeting (AGM).
Appointment and retirement of Directors
The Company's Articles of Association require each
Director to retire every year at the AGM and any
Director may offer themselves for re-election by
members. For more, see the Directors’ report.
Monitoring independence
The Board Nomination & Governance Committee
monitors whether there are relationships or
circumstances which may affect a Director's
independence, and have concluded that all INEDs
remain independent in character and judgement.
The Chair was independent on appointment when
assessed against the circumstances set out in
Provision 10 of the Code. No INEDs have a material
relationship with the Company nor receive additional
remuneration to Directors' fees. In addition, no INEDs
serve as directors of any external companies or
affiliates in which any other Director is also a director.
Monitoring Director interests, time commitment,
and fees
The Board Nomination & Governance Committee is
responsible for oversight of conflicts of interest.
Each Director has a duty under the Companies Act
2006 to avoid a situation in which they have or may
have, a direct or indirect interest that conflicts, or may
conflict, with the interests of the Company. This duty is
in addition to the existing duty Directors owe to the
Company to disclose to the Board any interest in a
transaction or arrangement under consideration by the
Company.
The Board Nomination & Governance Committee
continued to review the time commitment and
Directors' potential conflicts of interest to ensure that
any such conflicts are managed appropriately,
including compliance with CRD IV and ring-fencing
requirements.
In accordance with Provision 15 of the Code, any
proposed external appointments are required to be
disclosed to the Board, before appointment, with an
indication of the expected time commitment. All
Directors continue to devote sufficient time to their
roles at the Company. The Board considers and, if it
sees fit, authorises situational conflicts.
Any authorisations given are recorded by the
Company Secretary and Directors are asked to certify,
on an annual basis, that the data in the register is
correct.
The fees paid to INEDs for Board and Board
Committee chairmanship and membership were
unchanged in 2025. Adjustments to individual INEDs'
total fees were solely due to changes in their
responsibilities, such as appointment or cessation of
committee roles or assumption of a committee chair or
other notable position. For more, see the
Remuneration Implementation Report.
Director induction and training
The Company Secretary supports the Chair in
designing individual inductions for NEDs, which
include site visits and cover topics like strategy,
balance sheet and capital, risk and compliance, and
current issues including the legal and regulatory
landscape.
Directors who assume new or additional
responsibilities during the year, including membership
of a new Board Committee, receive tailored induction
or handover support as appropriate. Committee
Chairs also agree committee-specific training and
workshop sessions where relevant. Directors are
provided with ongoing opportunities to undertake
further development on key topics.
During the year, workshops covered cyber readiness,
enhancing understanding of containment
considerations during a cyber incident; the corporate
technology and operations framework; adoption of the
Go-To Model; the Recovery Plan; and Digital Internal
Audit. These sessions are designed to ensure that the
Board remains well informed on matters relevant to
Santander UK and is equipped to discharge its duties
and responsibilities effectively.
Board meetings in the year
We held 12 Board meetings in 2025. As part of our
governance cycle, the Board held a dedicated Board
Strategy day, to consider the five year road map and
ensure alignment between executive priorities and
shareholder interest at a time of rapid technological
change. Meetings of the Company were held
concurrently with Santander UK Group Holdings plc.
Regular updates are provided to the Board by the
Chair, each of the Committee Chairs, the CEO,
CFO and CRO. We have a comprehensive and
continuous agenda setting and escalation process
to enable the Directors to take decisions efficiently
and effectively. The Chair, leads the Board agenda
setting process, assisted by the Company
Secretary and with input from the CEO, with a view
to ensuring that enough time is set aside for
strategic discussions and business critical items.
Together with the Committee Chairs, we ensure
Board and Committee meetings are structured to
facilitate open discussion, debate and challenge.
The NEDs also receive regular updates from
management to give context to current issues, and
there is always time allowed on each Board
agenda for discussion between the NEDs without
the EDs present.

Annual Report 2025	Santander UK plc	20

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board activities in the year
The Chair, together with the CEO and Company Secretary, and supported by the Directors and senior management, make sure that the Boards have an appropriate schedule for the year. This is focused on the opportunities to drive growth and profitability of the business, transformation to support its success, business performance and risk management, customer experience and outcomes, and remaining apprised of the external operating environment. It includes ensuring the Company is run in a responsible and sustainable way in the interests of its stakeholders, and ensuring that the Company’s culture is aligned with its purpose, values, and strategy.
The Boards ensure regular contact with management and employees through several means. These include inviting relevant business and function heads to present to the Board or its Committees on latest developments; challenges and opportunities, sharing successes and allowing directors to provide advice and oversight; supporting senior management development plans by welcoming them as observers; scheduling regular meetings for Committee Chairs with relevant senior managers; site visits by NEDs; and topical or technical workshops. INEDs are also available to Senior leaders for advice and support.
The Boards regularly monitor progress against the strategic priorities and performance targets of the business, and in 2025, once again held a separate Board
Strategy Day. This was an opportunity to look at a longer-term horizon to consider the type of bank we want to become over the next five years, at a time of rapid technological and competitive change. The Board discussed options to radically transform our operating model by leveraging global scale and capabilities.
External presenters gave their thoughts on opportunities for Santander in the AI space, and around high-performance culture.
In July 2025, Banco Santander announced an agreement to acquire 100% of TSB Banking Group plc (TSB) from Banco de Sabadell. The Board considered the acquisition of TSB and the governance arrangements around the acquisition and integration, providing oversight of the Change in Control regulatory application process. The transaction remains subject to regulatory approval. This acquisition is an opportunity to accelerate our strategy to create the best bank in the UK for our customers and demonstrates Banco Santander's long-term commitment and confidence in the UK.
Alignment with Banco Santander group strategy is also strengthened by holding one board cycle in Madrid each year, providing the Boards with opportunities to interact with executives and senior management of Banco Santander SA. An annual Board offsite held at one of the UK regional offices provides an opportunity for the Board to interact informally and listen to colleagues's views. This year we have incorporated a customer engagement session to hear about external perspectives, local business environment and general economic landscape.
The Board aims to consider the views of all impacted stakeholders, whilst acting in the best interests of the Company and its members as a whole, as set out in the Stakeholder Voice statement in the Strategic report. In 2025, the Boards and Board Committees participated in the workshops listed below to consider important topics in depth and to engage with key stakeholders. To ensure the most effective use of the time at Board meetings, informal discussions between
Board members and senior management took place on a regular basis.

Annual Report 2025	Santander UK plc	21

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

–
Theme	Action taken by the Board and outcomes	Stakeholders considered
Business and Customer Strategy
–As part of the Board Strategy Day, considered approaches to transforming the operating model to improve outcomes for customers and stakeholders, and strategies for using technology and scale to enhance time to market, customer satisfaction and operational efficiency.
–Discussed reports on performance against strategy from principal business areas including:
–Corporate and Commercial Banking
–Retail and Business Banking, including Mortgages and the re-launch of our Business Banking offering
–Private Banking and Select
–Payments and cards
–Considered our strategic workforce plan and strategy to optimise the real estate portfolio.
–Considered our marketing and communication plan and its alignment with Santander global operating model to leverage tech capabilities.
–Reviewed, challenged, and approved the 3-year business plan (2026-2028) and the 2025 budget, including assumptions underpinning the plan.
–Conducted a customer engagement session to gather insight on customer's views of the economic landscape, including customer's business risk and opportunities.
–Received periodic updates on the progress of the TSB acquisition and market outlook and competitor insights.
Customers Investors Employees
Transformation including leveraging Banco Santander scale
–Reviewed initiatives and opportunities to collaborate and leverage resources and capability across Europe and the Banco
Santander group, including approving the Banco Santander Go-to Model strategy and Technology & Operation Corporate
Framework.
–Received regular reports on progress driving operational efficiencies and management’s revised approach to strategic change management and investment prioritisation.
–Received a demonstration of the agile working practices and their implementation in the Cards and Payments and Financial Crime businesses.
–Considered the AI data strategy and received a demonstration on AI use cases.
–Participated in workshops delivered on operationalising the Banco Santander's Go-to Model technology and operations framework and the UK adoption of the Go-To Model.
–Considered the impact of a high-performance culture in the transformation of Santander UK.
Customers Investors Employees
People and Culture
–In addition to reports from the Board Responsible Banking Committee (RBC) on delivery of the culture strategy, the Board participated in several informal activities to assess the culture and sentiment of employee cohorts including our top female talent.
–Participated in engagement activities throughout the year including listening events, branch and head office visits where two-way interaction was encouraged and valuable feedback shared, as well as an engagement event with the Santander Network leads where key inclusive culture priorities were discussed.
–Considered employees' ways of working and opportunities to enhance collaboration across teams.
–Considered succession planning across all key control, support functions and business functions.
Customers Employees
Audit, risk, compliance and control
–Received regular enterprise-wide risk updates from the CRO, and updates on specific risks, such as third-party outsourcing, IT, data management, financial crime compliance, fraud, sustainability, cyber security, operational resilience, strategic transformation, payment systems, treasury, corporate credit, retail credit and inflation. The Board closely monitored overall operational risk given the ongoing extensive transformation agenda.
–Considered financial crime remediation, including oversight of programmes to enhance controls and regulatory engagement, and progress made to return Santander UK plc to Board Risk Appetite on a sustainable basis.
–Reviewed and approved the Consumer Duty report on recommendation of the RBC, recognising the valuable enhancements it had made to customer outcomes and value.
–As part of the annual review, approved the Risk Appetite Statement and the Risk Framework, the tax strategy and the operational resilience self-assessment.
–Approved the 2025 Internal Audit plan and received annual reports on whistleblowing.
–Participated in a crisis readiness workshop based on a cyber scenario. Discussed an internal report on the approach to ongoing oversight of the UK Ring Fence Bank Group and other elements of Santander UK control framework. Participated in an Internal Audit digitalisation workshop to explore how digital initiatives are reshaping the way we deliver assurance and prepare for the future.
Customers Employees Regulators
Regulation, Balance Sheet and Capital
–On recommendation of the BRC, reviewed, challenged, and approved the ICAAP, ILAAP, adequacy and effectiveness of stress-testing and capital management, AT1 payments and ordinary and preference share dividend payments in line with PRA guidance. The Board followed the methodology set out in the Board-approved Surplus Capital Allocation Framework to determine the assessment and utilisation of surplus capital. Approved a revised Dividend Policy and Surplus Capital Allocation Framework amid the proposed TSB acquisition and latest Total Capital Requirements from the PRA. Considered and approved a management proposal to reduce the share premium account of Santander UK plc by £4.5bn and increase its retained earnings by the same amount, which received Court approval with effective date September 2025.
–Approved the 2025 Recovery Plan; received regular reports on recovery and resolution; participated in a Recovery and Resolution workshop testing in line with the Board's ongoing commitment to maintaining the Santander UK group's Recovery and Resolution planning capabilities.
–Considered the future regulatory landscape and implications, as well as considering regular reports from the General Counsel on legislative developments and other legal matters.
Customers Investors Regulators
Governance and Responsible Banking
–Invited the PRA to provide an overview of the Periodic Summary Meeting letter. Participated in an internally-facilitated Board evaluation led by the Chair and monitored progress against 2024 action plan from the externally-facilitated Board evaluation.
–Approved appointments to the Board on the recommendation of the Board Nomination & Governance Committee. Approved the
appointment of the new CRO, CEO and Chair.
–Reviewed, challenged, and approved the 2024 Annual Report.
–Reviewed and approved the Complaints Monitoring risk appetite change, the Social Mobility Strategy, the Modern Slavery report, the
Employee Code of Conduct and the FSCS Single Customer view effectiveness report. Considered and approved the adoption of certain changes to the Santander Group Subsidiary Governance Model and guidelines for subsidiaries.
Communities Regulators Climate

Annual Report 2025	Santander UK plc	22

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board and Board Committee attendance

	Board		Board Nomination & Governance Committee		Board Risk Committee		Board Audit Committee		Board Responsible Banking Committee		Board Special Projects Committee		Board Remuneration Committee
	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc	Scheduled	Ad hoc
Chair
William Vereker[1]	5/5	–	4/4	0/4	–	–	–	–	–	–	–	–	–	–
Tom Scholar	6/6	2/2	3/3	1/1	–	–	–	–	–	–	–	–	–	–
Independent NEDs
Lisa Fretwell[2]	8/9	1/3	–	–	–	–	7/8	6/7	5/5	–	–	–	7/7	0/1
Ed Giera[1]	2/2	–	2/2	4/4	2/2	1/1	2/2	–	–	–	–	–	2/2	–
Dave Gledhill2&3	9/9	1/3	–	–	5/5	4/4	8/8	4/7	5/5	–	8/8	4/7	7/7	0/1
Michelle Hinchliffe[2]	9/9	3/3	6/6	5/5	7/7	3/4	8/8	5/7	–	–	8/8	5/7	–	–
Mark Lewis[2]	9/9	2/3	6/6	5/5	7/7	4/4	–	–	4/5	–	–	–	7/7	1/1
Nicky Morgan [2]	9/9	3/3	6/6	5/5	7/7	3/4	–	–	5/5	–	8/8	6/7	–	–
David Oldfield[2]	9/9	3/3	4/4	3/3	7/7	4/4	8/8	6/7	–	–	8/8	6/7	6/7	1/1
Jose Maria Roldan	9/9	3/3	–	–	7/7	4/4	–	–	5/5	–	–	–	7/7	1/1
Banco Santander GNEDs
Mahesh Aditya[3]	3/3	–	–	–	–	–	–	–	–	–	–	–	–	–
Pedro Castro e Almeida[2]	8/9	2/2	–	–	–	–	–	–	–	–	–	–	–	–
Dirk Marzluf[3]	6/6	1/2	–	–	–	–	–	–	–	–	–	–	–	–
Pamela Walkden[2]	9/9	1/3	6/6	5/5	–	–	–	–	–	–	–	–	–	–
Executive Directors
Enrique Alvarez	8/8	2/2	–		–		–		–		–		–
Mike Regnier	9/9	2/2	–		–		–		–		–		–
Angel Santodomingo[2]	9/9	1/2	–		–		–		–		–		–
1With effect from 18 July 2025, William Vereker stepped down from the Board and, with effect from 31 March 2025, Ed Giera stepped down from the Board Risk Committee.
2Meetings not attended due to Directors' prior commitments/ Board or Board Committee composition changes.
3For dates of Board appointments or resignations in the year, see the timeline on the 'Governance overview' page. Appointments to, or resignations from, the relevant Board Committees were aligned to these dates unless stated otherwise.

Annual Report 2025	Santander UK plc	23

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board diversity
The Board values the unique perspective that
each Director and Santander employee brings
to work every day. Diverse views encourage the
sharing of a wide range of perspectives and ideas
alongside challenging and raising concerns for
good decision making. The basis of this premise
applies to our Boards and Board Committees as
much as it does to any other area of our
organisation.
We recognise that the Board sets the tone for an
inclusive culture and that our success is integrally
linked to the diverse composition of our people.
With this in mind, the Board fosters an
environment where all our employees feel that
they belong in our business, and for our people
to reflect the customers and communities we
serve.
As a Board, we approve the Santander UK
Diversity and Inclusion strategy, as required by
UK regulation, and monitor its implementation
through our Board Responsible Banking
Committees. The Committees oversee and
support efforts to advance inclusion, recognising its
importance for culture, risk management, conduct
and innovation. People Networks are supported
through Non-Executive Director sponsorship, with
NED sponsors engaging with members and
championing their priorities. Further information
about the work the bank does to embed inclusion
can be found in the 2025 Pay Gap Report, which
does not form part of this Annual Report.
We also have a Board Diversity & Inclusion
(D&I) Policy, which recognises that an inclusive
Board representing a diversity of experience
and backgrounds supports a broad
strategic perspective and is available on the
Company’s website. Board appointments are
always made on merit by assessing candidates
against measurable, objective criteria.
Our current ambitions are to achieve a gender
balance of at least 40% male and female; at least
one senior Board position (Chair, CEO, CFO or
SID) to be female and at least one member from a
non-white minority ethnic background by 2028.
We proactively consider our Board D&I targets as
part of our succession planning and appointment
processes. While we are proud to have strong
representation, including a Director from an
ethnic minority background and a female in a
senior Board position, we recognise that we have
not yet met our gender balance ambitions of at
least 40% male and female. The Board and its
Committees remain committed to achieving a more
balanced and inclusive Board as part of future
appointments.
In accordance with Listing Rule 9.8.6(9), the
statistics on this page outline the diversity metrics
for Board members and executive management at
31 December 2025.
At 31 December 2025, 29% of the Board were
female and one senior Board position is held by a
female (SID). One Director is from an ethnic
minority background.
At 31 December 2025, 16.7% of Executive
Committee members were female, 38.1% of our
Leadership Group (the level below the Executive
Committee) were female. The Board places high
emphasis on ensuring the development of different
perspectives in the senior management and
through succession planning

Annual Report 2025	Santander UK plc	24

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board and Committee effectiveness
To ensure that the Board and its Committees' remain effective, we carry out an annual evaluation which includes the performance of individual Directors. In line with the Corporate Governance Code, this evaluation is typically facilitated externally at least once every three years, allowing for an independent review of the
Boards' performance. The Board approves an action plan to address any areas of improvement identified in the annual evaluations and the Board Nomination &
Governance Committee oversees the progress on these. An update on the findings from the 2024 evaluation is set out below.
Progress against 2024 evaluation findings

Opportunities for improvement	Update on actions
Future board composition
Good progress has been made in strengthening the Board’s technology insight, with a series of AI-focused discussions during 2025 covering
AI governance, strategy and funding, supported by practical demonstrations and a cyber simulation workshop. In parallel, the Board has achieved its ethnic minority representation target and continues to focus on further improving gender balance, while also considering the mix of technology skills required in future Board composition.

Cyber risk
The Board further strengthened its understanding of cyber threats through an unscripted cyber simulation session held in July 2025, designed to enhance Board-level awareness of response considerations and decision-making, complemented by an external expert session.

External landscape
The Board’s understanding of the competitive and sector landscape was further enhanced during the year through a range of external insights and discussions on AI and broader market developments. This was complemented by direct customer engagement, including a CCB customer invited to attend a Board meeting in Glasgow to share their experience, supporting the Board’s understanding of sector dynamics, customer outcomes and emerging barriers to action.

Measuring our culture
The Board continued to focus on how the desired culture is measured and communicated, including oversight of internal communications during the year and ongoing work to strengthen the assessment of culture, including risk culture. In parallel, the Board enhanced its understanding of how our strategic priorities are embedded across the organisation, supported by regular workforce insights, including input from the Non-Executive Director representing the workforce, and the development of updated employee survey arrangements to help identify areas requiring targeted action.

Following the external review completed in 2024, an internal review was completed in 2025. The process included the completion of a questionnaire, covering the
Boards and each Board Committee, issued by Lintstock, an independent service provider with no other connection to the Company or any individual Directors.
2025 Effectiveness review process

Stage 1
Scope of review
The scope for the Review was agreed to ensure a formal and rigorous evaluation of the performance of the Board and its Committees. A questionnaires was produced which focused on a number of key areas: Board composition; Relationships and dynamics; Meeting management; Board Committees; Board support; Strategic oversight; External environment; Risk and governance oversight; People and succession; and Board priorities.

Stage 2
Review activity	A questionnaire was issued to each Director and members of management who often interact with the Board and its Committees.
Stage 3
Findings and actions
A comprehensive report evaluating the Board’s performance was compiled by Lintstock based on feedback provided by participants. The
Board collectively discussed the results and recommendations, before agreeing the key priorities and action plan (see below).

Outcomes from the 2025 Board evaluation
Overall, the Review concluded that the Board and its Committees continue to operate effectively and are rated highly. Areas of particular strengths identified included the Board's oversight of Risk, management of meetings and the quality of Board support.
The Review identified opportunities for improvement for the Board as a whole. The Board agreed to focus on two key actions, set out below. All the Review's recommendations were considered, with additional actions to be tracked and delivered by the Corporate Governance Office under the oversight of the Company
Secretary. Progress against the agreed priority actions will be overseen by the Board Nomination & Governance Committee across 2026.
Areas of focus for 2026

Themes	Commentary and actions
Relationships and dynamics
The Board reflected on its relationship with Banco Santander and concluded that it had continued to strengthen throughout the year, underpinned by effective engagement and alignment. Recognising the ongoing importance of close strategic alignment, building on this positive momentum, in 2026 the Board and its Committees will focus on creating more opportunities for formal and informal engagement with our shareholder, through joint workshops and business visits, and by seeking feedback from colleagues to deepen the relationship. The
Committee Chairs will continue to meet with their Banco Santander counterparts and receive updates on group-wide developments.

Quality of information
The Board recognised the opportunity to further enhance the effectiveness of Board and Committee papers by sharpening the focus on key issues and insights through reducing length and duplication, and supporting more targeted, “need-to-know” reporting. To support this, in
2026 the Board paper template will be refreshed and targeted training will be provided to management to help deliver clearer, more concise and insightful papers that support effective discussion and decision-making.

The review also included an assessment of the performance of each individual Director, including identifying any areas for development.

Annual Report 2025	Santander UK plc	25

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Summary of Board Committee activities in
2025
Our Board Committees conduct their business concurrently with the Santander UK Group Holdings plc Board Committees to ensure alignment of practices, policies and procedures. The following sections describe the governance arrangements, practices and activities of both committees. For more information, see each of the Board Committee Chair's Reports in the Santander UK Group Holdings plc 2025 Annual Report, which does not form part of this Annual Report.
Board Nomination & Governance Committee

Committees' responsibilities
Lead the process for Board and Board Committee appointments and oversee succession planning for the Board and senior management positions.
Oversee the evaluation of the performance and composition of the Board and Board Committees.
Monitor the governance arrangements for Santander UK and make appropriate recommendations to the Board to ensure that those arrangements remain adequate.

Committee members
Tom Scholar (Chair)
David Oldfield
Michelle Hinchliffe
Mark Lewis
Nicky Morgan
Pamela Walkden
Ed Giera[1]
1 Left on 31 March 2025
Key activities in the year
Succession planning
The Committee continued to oversee a formal,
rigorous and transparent process for identifying
and recommending candidates for Board and
senior management roles. As part of our ongoing
work, we reviewed succession plans for the Board,
the CEO and other senior positions, including the
Board skills, experience and diversity matrix to
assess current Director attributes, identify gaps in
the Board’s collective profile and anticipate
capabilities that may be lost through planned
retirements.
For senior management roles, we worked closely
with Banco Santander as part of this Group-led
process to ensure a strong pipeline of
‘Emergency’, ‘Ready Now’ and ‘Ready in 1–3
years’ candidates from across the Banco
Santander group, including the UK.
Appointments continue to be based on merit and
objective criteria, while also supporting diversity
in its broadest sense and meeting all legal and
regulatory requirements.
In 2025, the Committee led the process to
recommend candidates for appointment to two key
positions (CEO and Chair of the Board), following
announcements by the previous position holders of
their decisions to step down from the Board. In
each case the Committee worked closely with
Banco Santander, given their formal role in the
appointment process.
The Committee:
–identified the key attributes for the role
–appointed an executive search firm, Heidrick &
Struggles which has no other relationships with
the Company, to support the process
–reviewed existing succession plans, using them
as the starting point for the process
–considered the field of possible candidates,
including people not previously identified in
succession plans
–after careful evaluation, developed a short list for
further consideration
–reviewed a detailed independent assessment on
each short-listed candidate, prepared by the
executive search firm; and considered external
references, and
–arranged a set of structured interviews with
Board directors and key Banco Santander
stakeholders.
After considering all the available evidence, the
Committee recommended the successful
candidates for appointment by the Board. The
appointments were announced in May 2025 (for
the Chair) and December 2025 (for the CEO).
The Committee also proactively reviewed
succession arrangements for the Group-
nominated Directors in light of role changes within
Banco Santander. Dirk Marzluf stepped down from
the Board on 30 September 2025 after six years of
service, and Mahesh Aditya was appointed on 1
October 2025 as his successor and the new
Group-nominated Director (subsequently CEO with
effect from 1 March 2026).
We also oversaw and approved changes to the
Executive Committee and other senior
management roles in 2025. Christine Palmer left
the bank in May 2025 and Steve Stearns was
appointed Chief Risk Officer in June 2025.
Stephen White left the bank in October 2025 and
Jas Narang was appointed Chief Transformation,
Data and AI Officer in August 2025.
On behalf of the Board, I would like to welcome
those who joined during the year and thank those
who stepped down for their valuable contributions.
Committee Composition
The Committee reviewed the composition of each
Board Committee to ensure balanced
membership, appropriate rotation and the right
blend of skills and experience across all
Committees. As a result of this review, Mark Lewis
was appointed as a member of the Board Special
Projects Committee with effect from 1 March 2026.
Governance
The Committee recommended the implementation
of specific updates to the Banco Santander Group
Subsidiary Governance Model and Guidelines for
Subsidiaries (GSGM) and certain Corporate
Frameworks and also reviewed the Santander UK
Group Framework, which outlines our
responsibilities and relationship with Banco
Santander SA, to confirm it remains fit for purpose
and aligned with our fiduciary and regulatory
obligations.

Annual Report 2025	Santander UK plc	26

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Board Risk Committee

Committees' responsibilities
Advise the Board on the Enterprise Wide Risk profile, Risk Appetite and strategy.
Provide advice, oversight and challenge to embed and maintain a supportive risk culture.
Review the Risk Framework and recommend it to the Board for approval.
Review and approve the risk types and risk activity frameworks in the Risk Framework.
Review the capability in the organisation to identify and manage new risks and risk types.
Review risks and issues escalated by the CRO, and their associated action plans.
Oversee and challenge the day-to-day risk management, oversight and adherence to risk frameworks and policies.

Committee members
David Oldfield (Chair)
Michelle Hinchliffe
Mark Lewis
Nicky Morgan
Jose Maria Roldan
David Gledhill[1]
Ed Giera[2]
1Joined on 1 April 2025
2Left 31 March 2025
Key activities in the year
The Committee undertook a thorough assessment
of the Company's top and emerging risks,
including financial, operational, and compliance
controls. Our top risks and emerging risks are
discussed in the Strategic report and Risk review
sections of this report. The process for identifying,
assessing, and managing the Company's top and
emerging risks is integrated into the overall risk
governance framework. The Committee regularly
reviews and discusses a consolidated enterprise
wide risk report to ensure that they are satisfied
with the overall risk profile, risk accountabilities,
and mitigating measures.
Board Audit Committee

Committees' responsibilities
Oversight of the integrity of the financial
statements of the Company and any formal
announcements relating to its financial
performance, including significant financial
reporting judgements and estimates.

Oversight of internal financial control effectiveness.
Oversight of the relationship with our external
auditors including their independence and
objectivity, audit scope and effectiveness of the
audit process in respect of their statutory audit of
the annual financial statements.

Oversight of the Internal Audit function.
Oversight of Recovery and Resolution planning
Oversight of Whistleblowing arrangements.

Committee members
Michelle Hinchliffe (Chair)
Ed Giera[1]
Lisa Fretwell
David Gledhill
David Oldfield
1Left 31 March 2025
Key activities in the year
Financial reporting
Overseeing the integrity of financial
reporting, including related disclosures, is a key
role of the Committee. The Committee’s focus is
on key management judgements and estimates
and challenging management on the assumptions,
models and data inputs underlying these
calculations. During the year the Committee
challenged management’s approach to the
determination of provisions, particularly in
respect of historical motor finance commission
arrangements, taking account of the outcome of
the FCA commissioned review, and also other
litigation and customer remediation provisions.
Significant financial reporting issues
including judgements and estimates
The use of assumptions or estimates and the
application of management judgement is an
essential part of financial reporting. This is
considered by the Committee throughout the year
where interim reports are issued and at year-end.
In 2025, we focused on the following financial
reporting matters:
Financial Reporting including disclosures

–Concluded that the 2025 Annual Report was fair, balanced and understandable.
–Concurred with management’s conclusion on the appropriateness of the APMs.
–Agreed that the impacts of climate risk and sustainability reporting are appropriately reflected in the financial statements.
Provisions and Contingent Liabilities
–Analysed the judgements and estimates made
by management to evaluate the adequacy of
provisions regarding a range of customer
remediation, litigation and other regulatory
matters including.
•Historical motor finance commission
arrangements including the outcome of the
review commissioned by the FCA
•Litigation with a third party over an alleged PPI
liability
•A legacy tax dispute with an overseas tax
authority for equity related transactions
•German dividend tax arbitrage transactions
regulatory and law enforcement investigations
–Acknowledged the inherent uncertainty
underlying management’s estimates and
judgements.
–Satisfied itself that the approach resulted in an
appropriate level of provision and disclosure in
respect of these matters
Credit impairment charges
–Satisfied ourselves with the robustness of the
process used to arrive at the management
judgements and estimates as well as with the
management judgements and estimates
themselves.
–Concurred with management that the credit
impairment charge and provision were
appropriate.
Defined Benefit Pension Schemes
–Agreed with managements proposed
quantitative and qualitative disclosures in
respect of pension obligations.
–Agreed with management on decisions made
with respect to valuation of illiquid assets and
application of mortality tables
Goodwill
–Concurred with management that no impairment
of the goodwill balances should be recognised in
2025.
Going concern
–Concurred with management’s conclusions on
going concern.
–Recommended to the Board that the financial
statements should be prepared on a going
concern basis.
Valuation of intercompany derivatives
–Agreed with management's approach to
valuing the Company's level 3 intercompany
interest rate swaps.

Annual Report 2025	Santander UK plc	27

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Chair’s report on corporate governance continued

Whistleblowing
The Committee has oversight of Santander UK’s
whistleblowing arrangements.
The Committee received and considered bi-annual
management reports covering the progress and
outcomes of concerns raised, identifiable trends
and risks, developments in the regulatory
environment and evolving best practice to support
a culture in which colleagues feel safe to Speak Up
without fear of retaliation.
The Committee also reviewed the annual
Whistleblowing Report prior to its submission to the
Board and considered the results and
recommendations of the Internal Audit review,
together with management’s actions in response.
The Committee is satisfied that Santander UK
complied with FCA and PRA whistleblowing
regulations during the year.
Internal Audit
The Committee monitors and assesses the
performance of Internal Audit through review of the
audit strategy and plan including scoping, including
feedback received from Banco Santander. The
Committee also has oversight of the
independence, capability and capacity of
resources available to deliver the plan with
enhanced focus on strategic workforce planning, to
confirm the effectiveness of the function. The
Committee considers matters raised by Internal
Audit and the follow up of management’s
resolution of these matters.
Oversight of External Auditors
External Auditors
The Committee monitors the work and
performance of PwC, the external auditors for
Santander UK. PwC were appointed external
auditor in 2016 and a group wide tender was
undertaken in 2024, with PwC being reappointed
for the financial years 2026, 2027 and 2028. Ian
Godsmark has been the lead audit engagement
partner since June 2022.
During the year, key members of the PwC audit
team attended Audit Committee meetings and met
separately with the Committee in private sessions
and at other times throughout the year. Key
activities during the year included:
–Consideration and approval of the external
audit plan, including updates and monitoring
progress of the audit against that plan
–Consideration and approval of the engagement
letters and the audit fees for 2025
–Review of PWC’s reports on findings and
recommendations on financial reporting matters
with a focus on key estimates and judgements
and recommendations on internal controls
identified during the audit
–Consideration of the summary of misstatements
not corrected by management. The Committee
was satisfied that the misstatements were not
quantitatively or qualitatively material, either
individually or in aggregate at each quarter-end.
Non-audit fees
To safeguard the auditor’s independence and
objectivity, Santander UK have a robust policy
on non-audit services provided by our external
auditors. Non-audit services were under
continuous review throughout 2025 to determine
that they were permitted by reference to their
nature, assessing potential threats and safeguards
to auditor independence as well as the overall ratio
of audit to non-audit fees
All engagements require approval, either by the
Chair (or in their absence their alternate), under
delegated authority for amounts under £250,000
plus VAT or, if larger, by the Committee. This
process is in addition to the need for all non-audit
fees to be approved by the Banco Santander Audit
committee. The external audit lead partner must
also confirm that any non-audit engagement meets
the auditor’s own ethical standards and does not
pose a threat to their independence and objectivity.
Board Responsible Banking Committee

Committees' responsibilities
Support management in shaping, driving and
delivering the responsible banking agenda
of the business across a broad spectrum of
areas including customers, inclusive culture,
conduct, communities and climate change and
the environment (the Board Risk Committee is
responsible for overseeing the risks associated
with climate change).

Committee members
Nicky Morgan (Chair)
Lisa Fretwell
David Gledhill
Mark Lewis
Jose Maria Roldan
Board Special Projects Committee

Committees' responsibilities
Oversight of programmes to address matters that are outside Board Risk Appetite or are considered critical change programmes.
Oversight of any activity related to mergers or acquisitions.
Oversight of any litigation or contentious regulatory investigations.

Committee members
Nicky Morgan (Chair)
David Gledhill
Michelle Hinchliffe
David Oldfield
Board Remuneration Committee

Committees' responsibilities
Setting the overarching principles and
parameters of the remuneration policy and
ensuring that the framework supports
compliance with applicable legal and regulatory
obligations, including ring-fencing.

Supporting the long-term sustainable success of Santander UK through effective oversight of remuneration adjustments.
Overseeing the implementation of the
remuneration policy, including approving
individual remuneration packages and the bonus
framework and outcomes for Executive Directors
(EDs) and other senior executives.

Approving the framework for identifying Material Risk Takers (MRTs) and overseeing their remuneration arrangements.

Committee members
Mark Lewis (Chair)
Lisa Fretwell
Ed Giera[1]
David Gledhill
Jose Maria Roldan
David Oldfield
1Left on 31 March 2025
Details of the structure of our remuneration
arrangements and the activities of the Board
Remuneration Committee in the year are provided
in the Remuneration Policy and Implementation
Reports.
Tom Scholar
Chair,
9 March 2026

Annual Report 2025	Santander UK plc	28

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report

Basis of preparation
This report has been prepared by the Board
Remuneration Committee on behalf of the Board.
We meet all the statutory reporting requirements
for large private companies.
We follow the UK Corporate Governance Code
2024 (the Code) and comply with its Provisions,
except where noted in the Directors' Report.
Several voluntary disclosures are included.
Remuneration policy for Executive Directors
(EDs)
Our policy for EDs has two elements: fixed
and variable pay. Fixed pay is set at market
competitive levels. Variable pay rewards
achievement of financial targets, strategic goals
and individual performance. All variable pay is
subject to risk adjustment.
Our remuneration policy meets regulatory
requirements.
Santander UK is part of the Banco Santander
group, which remains subject to the maximum
2:1 pay ratio. We therefore apply a 2:1 cap as
approved by Banco Santander SA shareholders.
For control function roles, a lower 1:1 ratio
normally applies.
Executive remuneration principles
Our policy reflects our values of Simple, Personal
and Fair. It is designed to be clear, balanced and
aligned with prudent risk management.
The key drivers of our Remuneration Policy
Customer focus and responsible outcomes
Delivering good outcomes for customers is
central to Santander UK’s strategy and culture.
Our remuneration policy promotes customer-
centric behaviours, responsible decision-making
and high standards of conduct. Variable pay
awards reflect both financial and non-financial
performance, including customer outcomes, and
are designed to avoid conflicts of interest and
foreseeable customer harm.
Purpose, culture and Our People Deal
Our remuneration policy supports Santander
UK’s strategy, long-term sustainable success and
culture. It reinforces Our People Deal and
promotes behaviours aligned with our purpose
and values of being Simple, Personal and Fair.
Performance assessment recognises both what
is delivered and how it is delivered.
Link to strategy and performance
Reward outcomes are aligned with the delivery
of Santander UK's strategic priorities. Variable
pay is determined through a balanced
assessment of performance, including measures
of efficiency, sustainable profitability and capital
generation, and the effectiveness of the risk and
controls environment. Remuneration
arrangements reflect Santander UK's Risk
Appetite and support responsible conduct,
effective risk management and long-term
sustainability.
Clear and transparent reward arrangements
Our remuneration policy is designed to be clear,
transparent and easy to understand. Simple and
consistent structures support engagement and
trust by reinforcing the link between individual
contribution and business performance.
Fair, responsible and well-governed
outcomes
Executive remuneration reflects performance
against stretching objectives set at the start
of the year, with outcomes determined in the
context of wider workforce pay and conditions.
All remuneration arrangements comply with
applicable legal and regulatory requirements.
The Committee exercises independent
judgement, with safeguards to manage conflicts
of interest.
Remuneration policy applicable to Executive Directors in the year

Fixed pay	Principle and description	Policy
Base salary	–To attract and retain EDs with the skills needed to deliver our strategy and meet the demands of the role.
–Base salaries are normally reviewed each year. When setting or reviewing salaries, the
Committee considers:
–the complexity of the role, its responsibilities, and market benchmarks;
–the need to set pay at a level that discourages inappropriate risk-taking; and
–salary increases awarded to other employees.

Pension arrangements	–To provide an element of the package that supports retirement savings.
–EDs receive a cash allowance instead of a pension contribution. This is normally set at
9% of salary, in line with the wider workforce average, other than in exceptional circumstances which may include international assignments.

Other benefits	–To offer a competitive package which supports employee wellbeing.
–Benefits include:
–private medical insurance for EDs and their dependants;
–life assurance;
–health screening;
–relocation allowances where relevant; and
–access to share schemes on the same terms as other employees.

Variable pay	Principle and description	Policy
Variable pay plans
–Our Variable Pay Plan motivates EDs to achieve
and exceed annual targets, within our Risk Appetite
and in line with our strategy and values.
–Multi-year deferral and delivery in Banco
Santander SA shares aligns EDs’ interests with the
long-term success of Santander UK. Additional
long-term performance testing applies to a portion
of the CEO's deferred award.
–The PagoNxt Incentive Plan rewards those critical
to the success of PagoNxt, a Banco Santander
strategic priority.

–Bonus awards are discretionary and based upon financial, non-financial and individual performance.
–Bonus structure: At least 40 % of any bonus is paid upfront after the end of the performance year, with at least half delivered in shares.
–Deferral: Up to 60% of the bonus award is deferred and delivered in equal tranches over four or five years. At least half of each tranche is delivered in shares.
–Long-term performance testing: For EDs, either two or three deferred tranches are subject to further performance testing, which may reduce or increase the final award.
–PagoNxt Long-Term Incentive Plan: Awards can be granted in restricted share units and/or premium priced options in PagoNxt, and vest in line with regulation.
–Malus and clawback: Recovery (malus and clawback) can apply to variable pay for up to ten years post grant.
–Retention period: Shares or share instruments are subject to a one-year retention period following vesting.
–Shareholder alignment: The structure of variable pay means EDs build a meaningful shareholding in Banco Santander SA. This may continue for a significant period after employment ends.
–CEO shareholding policy: The CEO must, within five years of appointment, build and maintain a shareholding equal to two times net salary set on appointment. No formal post-employment shareholding requirement is in place.

Annual Report 2025	Santander UK plc	29

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration policy report continued

On recruitment
When we appoint a new ED, we set salary at a
market competitive level reflecting role scope,
peer benchmarks and individual experience.
New EDs usually receive a benefits package
and pensions allowance aligned with the wider
workforce.
Remuneration is established in line with our
policy, as set out in the table above. We may
provide relocation support and international
mobility benefits where appropriate. Relocation
support is normally capped and provided for
a limited time. For international assignments,
we may offer benefits and pension which reflect
home-country practice and law.
Buy-out awards
We may provide compensation to EDs who forfeit
awards when leaving a previous employer. The
Committee may use discretion to make such
payments to secure the person’s employment.
Any payments will reflect the value, structure,
vesting dates, and conditions of the awards
forfeited. Awards will align with our long-term
interests and comply with regulation.
Service agreements
The terms and conditions of employment are
set out in individual contractual agreements. EDs
have contracts with a six-month notice period for
both the Director and the Company. The
Company may terminate employment
immediately with a payment in lieu of the ED's
fixed pay for the notice period. In the event of
termination for gross misconduct, neither notice
nor payment in lieu of notice is required.
Termination payments
If an ED ceases employment, treatment of
variable pay and any termination payments,
will reflect the terms of the service agreement,
scheme rules, regulation and our leavers policy.
Typically, outstanding variable pay awards lapse
on termination, unless the Committee decides
the person is a ‘good leaver’. Good leaver
reasons include: injury, ill-health, disability,
redundancy, retirement and death. The
Committee may, at its discretion, determine an
ED is a good leaver in any other circumstances.
For good leavers, any variable pay typically
continues on the normal payment schedule and
remains subject to performance. Other than
redundancy payments, no additional termination
payments are generally made.
In the event of a change in control, variable pay
awards will be treated in line with the relevant
scheme rules and regulation.
Risk and Performance adjustment
We comply with all regulatory requirements for
risk and performance adjustment. All variable
pay can be adjusted for current and future risks
through our Additional Risk Adjustment Standard,
which is linked to our Board approved Risk
Appetite. The Standard provides a quantitative
assessment against our Risk Appetite and a
qualitative assessment of risk events. This
supports the Committee to apply its discretion,
under which the bonus pool or individual awards
may be reduced, including to zero.
Our Individual Remuneration Adjustment
Standard sets out the process, governance
and criteria for making individual performance
adjustments, including the use of malus
and clawback.
Performance adjustments may include, but are
not limited to:
–reducing an award for the current year;
–reducing the amount of any unvested deferred
variable remuneration;
–requiring an award which has not yet been
paid to be forfeited; and
–requiring repayment on demand (on a net
basis) of any cash and share awards received
at any time for a period of up to ten years
following the date of award.
The Committee has full discretion to prevent
vesting of all or part of an amount of deferred
remuneration and/or to freeze an award during
an ongoing investigation in a range of
circumstances, including:
–employee misbehaviour, misconduct or
material error;
–material downturn in the performance of
Santander UK or a relevant business unit; and
–Santander UK or a relevant business unit
suffering a material failure of risk management.
Our directors’ contracts and variable pay
documentation contain appropriate malus and
clawback provisions. These provisions apply for
seven years from the date of grant but may be
extended up to ten years during an investigation.
The length of the recovery period ensures
executives’ variable pay aligns with the
company’s long-term interests and supports
prudent risk management.
When determining variable pay awards, or
adjustments, for individuals performing roles
across Santander UK plc and Santander UK
Group Holdings plc, the decision is made by
the Santander UK Group Holdings plc Board
Remuneration Committee. The outcome is
validated by the Santander UK plc Board
Remuneration Committee.
The Committee seeks input from the Chairs of
the Board Risk and Audit Committees, Chief Risk
Officer, Chief Compliance Officer, Chief People
Officer and Chief Internal Auditor when
considering any performance or risk adjustments.
We have an NYSE-compliant recovery policy
applying to Executive Officers. Under this policy
variable pay could be recovered in the case of
an accounting restatement that would have
impacted variable pay.
Policy for all employees
Our approach to reward supports our business
strategy, rewards strong performance and
promotes sound risk management. The general
principles of the Remuneration Policy apply to all
employees, where appropriate.
The structure of remuneration packages for
EDs is aligned with our broader employee
population, comprising salary, benefits, pension
and variable pay.
The Committee reviews and approves all
employee variable reward schemes each year.
This ensures our schemes continue to drive the
right behaviour and do not encourage activities
outside our risk appetite.

Annual Report 2025	Santander UK plc	30

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report

Introduction
This section of the report outlines how our
Remuneration Policy was implemented for 2025.
Variable Pay Plan
EDs participate in an annual Variable Pay Plan
designed to reward and incentivise superior
and sustainable performance. Each year the
Committee selects a balanced mix of financial and
non-financial measures aligned with our strategy.
Multi-year deferral and delivery in Banco
Santander SA shares aligns EDs’ interests with
our long-term success. Both upfront and deferred
awards are delivered at least half in shares.
The deferred portion is released over four or five
years. Awards released in shares are also subject
to a one-year retention period from the point
of delivery.
Determining the 2025 Variable Pay Pool
Quantitative assessment
A quantitative assessment is made against a
balanced scorecard of metrics. These metrics are
key to our strategy and for 2025 included:
–Transformation (Active Customers and Fees
over Costs)
–Capital (Capital Generation)
–Sustainable Profitability (RORWA SVA)
A profit underpin applies which requires Profit after
Tax to remain positive for any award to be made.
The pool is reduced should profit fall greatly from
the prior year.
Qualitative assessment
A qualitative assessment adds context to the
quantitative assessment and ensures a balanced
view of performance is taken. Performance is
assessed across:
–Compliance and risk management;
–Network collaboration;
–Environmental, Social and Governance (ESG) /
responsible banking; and
–Performance versus market (including an
assessment of Net Promotor Score (NPS)).
Banco Santander Group Multiplier
The bonus pool may be adjusted upwards or
downwards to reflect overall Banco Santander
performance as appropriate.
Exceptional Adjustment
Exceptional adjustments allow for unexpected
factors or additional internal targets not covered in
the bonus scorecard to be reflected in variable pay
outcomes.
UK-focused risk adjustment
This provides both a formula-based assessment
against our Risk Appetite and an additional
qualitative overlay. Consideration is given to risk
appetite breaches including, but not limited to:
customers, conduct, operational, reputational and
financial crime risk.
At the discretion of the Committee, the pool or
individual awards can be reduced by up to 100%.
Individual assessment
The allocation of the pool is based on an
individual's performance, considering a range
of factors. Performance is assessed against the
delivery of priorities (the 'What'), the behaviours
shown in delivering these priorities (the 'How'), and
Risk management.
Deferred long-term awards
Performance testing applies to a portion of the
CEO’s deferred awards. Specifically, to the
tranches of the 2025 award (around a third of the
total award) which are payable in 2029, 2030
and 2031.
Performance will be assessed over a three-year
period from 2026 to 2028. The performance
measures for 2025 awards are relative Total
Shareholder Return (TSR), Return on Tangible
Equity (ROTE) and Environmental, Social and
Governance (ESG) metrics. Following the
assessment, the value of the deferred awards
will be adjusted upwards or downwards to reflect
performance outcomes.
PagoNxt Incentive Plan
The PagoNxt Incentive, a multi-year plan,
rewards those employees across the Banco
Santander group whose contribution is critical
to the success of PagoNxt. Awards can be granted
in share options and/or Restricted Share Units
(RSUs) in PagoNxt SL. Awards will vest in
accordance with the achievement of UK specific
and PagoNxt performance conditions. The design
of the plan aligns to UK regulatory requirements.

Annual Report 2025	Santander UK plc	31

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

2025 Business Performance and Impact
on Remuneration
During 2025, Santander UK made continued
progress against its ambition to become the best
bank for customers, with a focus on innovation,
technology and the introduction of new products.
The bank delivered strong business performance
during the year, supported by increased income
and the benefits of ongoing efficiency initiatives.
Customer lending and deposit balances grew, cost
discipline remained effective, and Santander UK
maintained a strong capital and liquidity position
throughout the year. Customer experience
remained a core priority, with Retail Net Promoter
scores continuing to improve.
In determining remuneration outcomes for the
2025 performance year, the Committee assessed
performance against a balanced range of financial
and non-financial measures, having regard to
risk outcomes and the experiences of customers,
employees and communities. The Committee
exercised independent judgement and considered
the application of malus and clawback provisions
in line with the remuneration policy and applicable
regulatory requirements; however,
no circumstances arose during the year that
warranted their application.
The Committee did not apply discretion to override
formulaic outcomes, as the resulting pay outcomes
were considered to be appropriate, proportionate
and reflective of performance delivered during the
year.
Context for decision making
The Committee considers pay policies and
practices across Santander UK when determining
executive remuneration. In doing so, it reviews
trends across the Santander UK group, including
the outcomes of pay negotiations with recognised
trade unions, as well as broader UK market data.
The Committee oversees workforce pay practices,
the implementation of remuneration policies and
the salary and variable pay awards for all Material
Risk Takers across Santander UK. It also approves
the design of any material performance-related pay
plans. In doing so, it considers:
–Santander UK’s engagement with its recognised
trade unions on pay and benefits matters for all
employees;
–Annual pay reviews for the general employee
population;
–Santander UK group-wide pension and other
benefit provisions;
–The design of and overall spend on variable
incentive arrangements; and
–An assessment of conduct across the business.
The Committee is committed to ensuring that
employees are not subject to undue pressures or
inappropriately incentivised. This is monitored
through employee engagement measures,
including engagement surveys.
In setting policy and making decisions on
executive remuneration, the Committee also takes
into account the broader stakeholder environment
to ensure that outcomes are fair, responsible, and
aligned with long-term sustainable success.
Executive Directors' remuneration
Total remuneration of each ED for the year ended 31 December 2025

	Mike Regnier		Angel Santodomingo [4]		Enrique Alvarez Labiano [5]
	2025	2024	2025	2024	2025	2024
	£000	£000	£000	£000	£000	£000
Salary and fees	1,575	1,575	1,169	951	681	—
Taxable benefits [1]	20	12	275	233	470	—
Pension	142	142	151	123	142	—
Total fixed pay	1,737	1,729	1,595	1,307	1,293	—
Bonus (paid and deferred) [2]	1,607	1,432	1,751	1,440	1,623	—
Long-term incentive plan [3]	1,755	—	—	—	—	—
Total variable pay	3,362	1,432	1,751	1,440	1,623	—
Total remuneration	5,099	3,161	3,346	2,747	2,916	—

1	Taxable benefits for the Executive Directors comprise a range of benefits including, but not limited to, private health care and living expenses for expatriates.
2
33% of the Chief Executive Officer's Variable Pay Plan award is subject to long-term performance metrics assessed over three years, which can increase the value of this element by up to 125% or decrease the award to 0%. No other executives are subject to long-term performance metrics. The value of the current Chief Executive Officer's 2025 Variable
Pay Plan awards not subject to performance conditions, i.e. 67%, is disclosed above. The value subject to further performance conditions, 2025: £780,205 (2024: £805,282) will be disclosed at the close of the performance period upon vesting.

3
The Long Term Incentive Plan value represents the portion of the 2022 Variable Pay Plan that was subject to additional performance conditions and vested during 2025.
Following performance testing, 115.2% of the deferred award vested. The value of awards made in share-linked instruments has been calculated with reference to Banco
Santander’s share price over the final thirty days of the year in which the award vested. Nathan Bostock, former Chief Executive Officer, received an award with a value of
£551,111.

4
Angel Santodomingo was appointed to the Board as an Executive Director on 5 March 2024 and the figures above reflect remuneration received whilst serving as a Board
Director. The pension and benefit provisions reflect his expatriate status and allow maintenance of home country pension and living arrangements. All other elements of remuneration align with UK based colleagues.

5
Enrique Alvarez Labiano was appointed to the Board as an Executive Director on 12 February 2025 and the figures above reflect remuneration received whilst serving as a Board
Director. The pension and benefit provisions reflect his expatriate status and allow maintenance of home country pension and living arrangements.  All other elements of remuneration align with UK based colleagues.

Annual Report 2025	Santander UK plc	32

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Stakeholder views
During 2025, Santander UK continued to engage
with key stakeholders on remuneration related
matters including its main regulators, the PRA
and FCA.
Regular engagement takes place with our
shareholder to align pay across the Banco
Santander group, while meeting all local regulatory
requirements. The outcome of these discussions
drives our bonus pool design.
Lisa Fretwell, a member of the Committee, is the
designated NED with responsibility to enhance the
employee voice in the boardroom on cultural
matters. Lisa facilitates a quarterly listening
session to develop a comprehensive
understanding of employees’ perspectives. These
sessions cover a diverse range of colleagues
across different levels, locations and teams. Other
NEDs are encouraged to join Lisa for at least one
session during the year.
Frequent employee pulse surveys were conducted
throughout 2025. The 'Your Voice' survey enables
employees to speak up and share feedback,
thoughts and ideas anonymously, providing
insights on employee sentiment. Additionally, we
discuss business performance and reward matters
with union representatives during the annual pay
review cycle and on a frequent basis throughout
the year.
CEO pay ratio
We are committed to delivering fair pay which
attracts, retains and motivates employees of
the highest calibre across all grades. In line with
this commitment, the Committee oversees
compensation across the organisation, including
pay ratios, and considers this when determining
reward outcomes.
We continue to voluntarily disclose the ratio of the
CEO’s total pay to that of employees. The CEO's
pay mix is weighted towards variable pay to
incentivise the achievement of stretching targets
and long-term value creation. This can lead to
greater variability in total pay. By contrast, the pay
mix for our less senior employees places greater
emphasis on fixed pay, providing stability and
supporting financial wellbeing.
The CEO pay ratio has increased from 69:1 in
2024 to 103:1 in 2025. This movement does not
reflect an increase in the CEO’s underlying annual
remuneration. Rather, it arises from the vesting in
the year of the portion of the CEO’s 2022 Variable
Pay Plan award that was subject to long-term
performance conditions, which is now included in
the single total figure of remuneration. In addition,
the value of the shares delivered under that award
has been positively impacted by share price
appreciation since grant.
The Committee remains satisfied that the
Company’s remuneration policy is fair,
proportionate and aligned with our approach to the
wider workforce.
Advice and support provided to the
Committee
The Committee engaged the advice of Deloitte
LLP (Deloitte) as independent remuneration
consultants. Total fees (excluding VAT) for advice
and support provided to the Committee in 2025
were £74,050 (2024: £74,600).
Deloitte was initially appointed as Adviser to
the Committee following a formal tender in
2015 and was reappointed after a further tender
process in 2022. In 2025, Deloitte also provided
unrelated tax, advisory, risk, assurance and
consulting services to Santander UK. Deloitte's
independence and effectiveness as the Committee
adviser is reviewed annually. The Committee is
satisfied that the Deloitte team have no
connections with Santander UK which may impair
their independence.
Deloitte is a founding member of the
Remuneration Consultants Group and chooses to
operate under the Code of Conduct in relation to
executive remuneration consulting in the UK.
By Committee invitation, the Chair, CEO and
designated representatives from business
functions attend meetings as appropriate to advise
on People & Culture, Risk, Legal and Regulatory
matters in support of the Committee's work.
Attendees included the Chief People Officer,
Director of Performance & Reward, CRO and
Company Secretary.

CEO pay ratio

	Methodology [1]	25th percentile	Median	75th percentile
2025 CEO pay ratio[5]	Option A	148:1	103:1	61:1
2024 CEO pay ratio [4]	Option A	98:1	69:1	40:1
2023 CEO pay ratio	Option A	106:1	75:1	45:1
2022 CEO pay ratio	Option A	119:1	84:1	48:1
2021 CEO pay ratio	Option A	140:1	96:1	54:1
	CEO remuneration [3]	25th percentile [2]	Median [2]	75th percentile [2]
2025 CEO pay ratio	£	£	£	£
Total salary	£1,575,000	£28,004	£38,871	£59,894
Total remuneration	£5,098,360	£34,420	£49,495	£83,432

1	Employee pay is calculated based on the 'Option A' methodology. We chose Option A as it gives the most reliable and accurate result by calculating a comparable single figure for each employee.
2
Employee pay data is based on full time equivalent pay for Santander UK plc employees. This excludes a small number of employees in the rest of the Santander UK group. Including those employees results in a ratio consistent with the above. For each employee, total remuneration is calculated based on fixed pay accrued in the 2025 financial year, and variable pay is either based on actual bonuses in respect of the 2025 year (where these are available) or modelled target bonuses where actuals are not yet available.

3	The CEO's total remuneration is aligned to that disclosed in the Executive Directors' remuneration table on the previous page.
4
The 2024 ratios are re-stated above. These were originally calculated based on fixed pay accrued within the 2024 year, in addition to target bonuses for eligible employees. The 2024 ratios have now been recalculated using 2024 fixed pay and bonuses paid in 2025 in respect of 2024 for all employees.

5
The values used for the CEO's 2025 Variable Pay Plan awards are the same as those stated in the Executive Directors’ remuneration table i.e. the component which is not subject to performance conditions is used for the CEO pay ratio calculation above. The calculation also includes the vesting value of the 2022 Variable Pay Plan award that was subject to additional performance conditions and vested during 2025.

Relative importance of spend on pay

2025	2024	Change
£m	£m	%
Profit before tax	1,482	1,349	10
Total employee costs	1,198	1,277	(6)

Annual Report 2025	Santander UK plc	33

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Remuneration implementation report continued

Chair and Non-Executive Director
remuneration
The Chair’s fee is reviewed and approved by the
Committee. The fees paid to NEDs are reviewed
and approved by the CEO and the Chair. Fees are
reviewed annually considering the market rate and
time commitment for the role. The Chair is paid an
all-inclusive base fee. NEDs are paid a base fee,
with a supplement for serving on or chairing a
Board Committee, except for the
Board Nomination & Governance Committee.
All NEDs and the Chair serve under letters of
appointment. In respect of the NEDs appointed
prior to 2021, either party can terminate the
appointment by giving three months’ written notice.
From 2021, we increased the notice period for
NEDs to six months to support orderly succession
planning. For the Chair, 12 months’ written notice is
required.
Neither the Chair nor the NEDs have the right to
compensation on the early termination of their
appointment beyond payments in lieu of notice at
the discretion of Santander UK. In addition, neither
the Chair nor the NEDs are eligible for pension
scheme membership or to participate in any
variable incentive arrangements.

Chair and Board Committee member fee

	2025	2024
	£000	£000
Chair (inclusive of membership fee)	725	725
Board member	100	100
Additional responsibilities
Senior Independent Director	45	45
Chair of Board Risk Committee	70	70
Chair of Board Audit Committee	70	70
Chair of Board Responsible Banking Committee	60	60
Chair of Board Remuneration Committee	60	60
Membership of Board Risk Committee	35	35
Membership of Board Audit Committee	30	30
Membership of Board Responsible Banking Committee	30	30
Membership of Board Remuneration Committee	30	30
Chair of Board Special Projects Committee [1]	30	30
Membership of Board Special Projects Committee [1]	15	15
Consumer Duty Champion	8	8
Designated NED to represent views of the workforce	8	8
(1)With effect from 1 December 2024, the Litigation and Contentious Regulatory Board Sub-Committee was renamed and is now known as the Board Special Projects Committee. In addition, the Chair fee increased from £15,000 to £30,000 and a membership fee of £15,000 was introduced.

	2025	2024	2025	2024	2025	2024	2025	2024
	Fees	Fees	Expenses [10]	Expenses [10]	Benefits	Benefits	Total	Total
Non-Executive Directors	£000	£000	£000	£000	£000	£000	£000	£000
Chair
Thomas Scholar [1]	455	—	—	—	1	—	456	—
William Vereker [2]	423	725	—	—	1	2	424	727
Independent Non-Executive Directors
Lisa Fretwell	197	224	—	—	—	—	197	224
Ed Giera 9	62	299	—	—	—	—	62	299
David Gledhill [4]	231	65	—	—	—	—	231	65
Michelle Hinchliffe	220	229	—	—	—	—	220	229
Mark Lewis [5]	244	257	—	—	—	—	244	257
Nicky Morgan	278	241	—	—	—	—	278	241
David Oldfield [6]	239	18	—	—	—	—	239	18
José María Roldan [7]	195	188	—	—	—	5	195	193
Banco Santander Group nominated Non-Executive Directors [8]
Mahesh Aditya [3]	—	—	—	—	—	—	—	—
Pedro Castro e Almeida	—	—	—	—	—	—	—	—
Dirk Marzluf [9]	—	—	—	—	—	—	—	—
Pamela Walkden	100	109	—	—	—	—	100	109
1Thomas Scholar was appointed to the Board on 16th May 2025 and as Chair on 18th July 2025. Fees are in respect of services from his appointment to the Board. Taxable benefits relate to private health care.
2William Vereker stepped down from the Board on the 18th July 2025 and fees received are in respect of services to that date. Taxable benefits relates to private health care
3Mahesh Aditya was appointed on 1 October 2025. Fees received are in respect of services from that date.
4 David Gledhill was appointed on 1 September 2024. Fees received are in respect of services from that date.
5Mark Lewis' fee includes £20,000 per annum in relation to his services as a Non-Executive Director of Santander Consumer UK plc.
6David Oldfield was appointed on 1 December 2024. Fees received are in respect of services from that date.
7José María Roldan's taxable benefits relate to professional tax advice.
8With the exception of Pamela Walkden, none of the Banco Santander nominated Non-Executive Directors received any fees or expenses.
9Ed Giera stepped down from the Board on 31 March 2025 and Dirk Marzluf stepped down from the Board on 30 September 2025.
10Only true business expenses have been incurred in the course of Non-Executive Directors’ duties. In prior years, these expenses were processed via payroll and as such attracted tax and were declared.

Annual Report 2025	Santander UK plc	34

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors' report

Introduction
The Directors submit their report together with the
financial statements for the year ended 31
December 2025. The information in the Directors’
Report is unaudited, except where indicated.
Corporate structure, Subsidiaries and
Branches
The Company (incorporated on 12 September
1988) is a subsidiary of Santander UK Group
Holdings plc whose ultimate parent is Banco
Santander SA, a Spanish retail and commercial
bank with a market share in ten core countries in
Europe and the Americas.
Santander UK was formed from two former
building societies, Abbey National and Alliance &
Leicester, together with the branch network and
savings business of Bradford & Bingley, and has
operated under a single brand since 2010.
All of Santander UK plc's ordinary shares are
unlisted and held by Santander UK Group
Holdings plc, which is a wholly owned subsidiary of
Banco Santander SA.
The Company’s preference shares are listed on
the London Stock Exchange and both the
Company and Santander UK Group Holdings plc
have other equity instruments in the form of AT1
securities listed on various securities exchange
markets, including the London Stock Exchange.
In addition,the Company is subject to reporting
requirements under the US Securities Exchange
Act of 1934 as it has a registration statement on file
with the US Securities and Exchange Commission
for issuances of its debt securities in the US.
The Santander UK group consists of a parent
company, Santander UK plc, incorporated in
England and Wales, and a number of subsidiaries
and joint ventures held directly and indirectly by it.
The Company directly or indirectly holds 100% of
the issued ordinary share capital of its principal
subsidiaries. All companies operate principally in
their country of incorporation or registration.
In line with the ring-fencing requirements set out in
the Financial Services (Banking Reform) Act 2013,
Santander UK plc and its subsidiaries consist of
only entities whose business is permitted under the
Act as a ring-fenced bank. For more information,
see Note 18.
Results and dividends
For details of the results for the year, see the
Income Statement in the Consolidated Financial
Statements. For more on dividends, see Note 10.
Details of Santander UK’s activities and business
performance in 2025, together with an indication of
the outlook, are set out in the Strategic report.
Events after the balance sheet date
There have been no material post balance sheet
events, except as set out in Note 41.
Directors
A list of the Directors that served in the year can be
found in the Board and Board Committee
Attendance table in the Chair's report on Corporate
Governance. Details of their emoluments and
interests in shares are set out in the Remuneration
implementation report. For more on changes to the
composition of the Board, see the Chair’s report on
Corporate Governance.
Between 31 December 2025 and 9 March 2026,
the following was noted:
–Enrique Alvarez resigned from the Board
effective 25 February 2026.
–Mahesh Aditya was appointed CEO, effective on
1 March 2026, replacing Mike Regnier.
–On 5 March 2026, the Board approved the
appointment of Victoria Roig and Manuel Preto
with effect from 13 March 2026.
Appointment and retirement of Directors
All Directors are appointed and retire in
accordance with the Company’s Articles of
Association, the UK Companies Act 2006 and the
UK Group Framework. The Directors are required
to retire each year at the Annual General Meeting
and may offer themselves for re-election.
Directors’ indemnities
Directors’ and Officers’ liability insurance cover was
in place throughout the year, in addition to a deed
of indemnity to provide cover to the Directors for
liabilities to the maximum extent permitted by law.
These remain in force for the Directors’ period of
office from the date of appointment until such time
as any limitation periods for bringing claims against
the Directors have expired. The Directors,
including former Directors who resigned in the
year, benefit from these deeds of indemnity which
constitute qualifying third party indemnity
provisions for the purposes of the Companies Act
2006. Deeds for existing Directors are available for
inspection at the Company’s registered office.
The Company has also granted an indemnity
which constitutes ‘qualifying third party indemnity
provisions’ to the Directors of its subsidiary and
affiliated companies, including former Directors
who resigned in the year and since the year-end.
Qualifying pension scheme indemnities were also
granted to the Trustees of the Santander UK
group’s pension schemes.
Employees
We continue to ensure that Santander UK’s
remuneration policies are consistent with its
strategic objectives and are designed with its long-
term success in mind.
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
For more on colleague engagement and initiatives,
see the Strategic report.
Employee Designated Non-Executive Director
Lisa Fretwell is Santander UK's Employee
Designated NED and represents the views of
employees in the Boardroom. For more
information, see the Stakeholder voice section in
the Strategic Report.
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
Employee share ownership
Santander UK continues to operate two all-
employee, HMRC approved share schemes: a
Save-As-You-Earn (Sharesave) Scheme and a
Share Incentive Plan (SIP). Those employees who
are designated as Material Risk Takers receive
part of their annual bonus awards in Banco
Santander SA shares/share linked instruments.
Details of the plans and the related costs and
obligations can be found in the Share-based
payments and compensation sections in Notes 1
and 35.
Inclusive culture
Information on our diversity and inclusion policies,
as required by UK regulation, can be found in the
Chair's report on Corporate Governance .
Disability
Santander UK is committed to equality of
employment, access and quality of service for
disabled people and complies with the UK Equality
Act 2010 throughout its business operations. We
have processes in place to help train, develop,
retain and promote employees with disabilities,
and we are a Disability Confident Employer
achieving the 'Leader' level. We are committed to
giving full and fair consideration to employment
applications by disabled people, having regard to
their particular aptitudes and abilities, and for
continuing the employment of employees who
have become disabled by arranging appropriate
training and making reasonable adjustments in the
workplace.

Annual Report 2025	Santander UK plc	35

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Engagement with stakeholders and
employees
Santander UK recognises the importance of
fostering relationships with its principal
stakeholders and that this is key to the long-term
success of our business. We understand the
importance of acting fairly and responsibly and
actively engage with our stakeholders and
employees. For more, see the Stakeholder voice
section in the Strategic Report.
Streamlined Energy & Carbon Reporting
(SECR)
For details on our energy use, carbon emissions
and efficiency measures implemented in 2025,
including Scope 1, 2 and 3 data, see the SECR
section in the Sustainability review.
Political contributions
In 2025 and 2024, no contributions were made for
political purposes and no political expenditure was
incurred by the Company.
Share capital
Details about the structure of the Company’s
capital can be found in Note 31.
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
We carried out a robust assessment of the
principal and emerging risks facing Santander UK
including those that would threaten its business
model, future performance, solvency or liquidity.
Details of our principal risks, our procedures to
identify emerging risks, and how these are being
managed or mitigated are set out in the Risk
review. A summary of our Top and Emerging Risks
is also set out in the Strategic report.
Management’s Report on Internal Control
over Financial Reporting
Management is responsible for establishing and
maintaining adequate internal control over financial
reporting (ICFR). ICFR is a process designed by,
or under the supervision of, the Company's
principal executive and principal financial officers,
and effected by the Company's Board of Directors,
management and other personnel, to provide
reasonable assurance regarding the reliability of
financial reporting and the preparation of financial
statements for external purposes in accordance
with applicable accounting standards.
The Company's internal control over financial
reporting includes policies and procedures that:
–Pertain to the maintenance of records that, in
reasonable detail, accurately and fairly reflect
the transactions and dispositions of the
Company's assets
–Provide reasonable assurance that transactions
are recorded as necessary to permit preparation
of financial statements in accordance with UK-
adopted IAS and IFRS, and that receipts and
expenditures are made only in accordance with
authorisations of management; and
–Provide reasonable assurance regarding
prevention or timely detection of unauthorised
acquisition, use or disposition of the Company's
assets that could have a material effect on the
financial statements.
Management evaluated the effectiveness of the
Company's internal control over financial reporting
as at 31 December 2025 using the criteria
established in the Internal Control-Integrated
Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway
Commission (COSO). Based on this evaluation,
management concluded that the Company
maintained effective internal control over financial
reporting as at 31 December 2025.
Because of inherent limitations, internal control
over financial reporting may not prevent or detect
misstatements. In addition, projections of any
evaluation of effectiveness to future periods are
subject to the risk that controls may become
inadequate because of changes in conditions, or
that the degree of compliance with the policies or
procedures may deteriorate.
There were no changes in the Company's internal
control over financial reporting during the period
ended 31 December 2025 that have materially
affected, or are reasonably likely to materially
affect, the Company's internal control over financial
reporting.
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
All Sarbanes-Oxley control weaknesses identified
are captured, assessed and included in the year-
end assessment of the reliability of the Internal
Control environment. They are reported on
an ongoing basis to the Board Audit Committee
to ensure the control environment is
continuously improved.
Based on this assessment, management
concluded that, at 31 December 2025, Santander
UK’s internal control over financial reporting was
effective.
Disclosure controls and procedures over
financial reporting
Santander UK’s management has evaluated,
with the participation of its CEO and CFO, the
effectiveness of its disclosure controls at 31
December 2025. There are inherent limitations
to the effectiveness of any system of disclosure
controls and procedures, including the possibility of
human error, and the circumvention or overriding
of the controls and procedures. Accordingly, even
effective disclosure controls and procedures can
only provide reasonable assurance of achieving
their control objectives.
–Based upon this evaluation, the CEO and the
CFO concluded that, at 31 December 2025,
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

Annual Report 2025	Santander UK plc	36

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Statements of Compliance
The UK Corporate Governance Code 2024
(the Code)
Santander UK complies with the Code wherever
applicable in order to achieve the best standards of
corporate governance. The Code applied to the
financial year ended 31 December 2025 and the
Board confirms that it applied the principles and
complied with those provisions of the Code
throughout the year, except as follows:
– Provision 10: For 2025, there were no
circumstances which were likely to impair an
INED's independence. Ed Giera, who served on
the Board for more than 9 years (appointed on
19 August 2015) stepped down on 31 March
2025, following an orderly hand over to his
successor. We are confident that in the time that
Ed served, he had the strength of character and
integrity to ensure his independence had not
been affected by the length of his tenure.
–Provision 39: Our pension contribution rates for
EDs align with those available to the workforce,
except in exceptional circumstances such as
expatriate arrangements. This is to ensure that
expatriates can continue to maintain home
country pension arrangements.
–Provision 36: The Board Remuneration
Committee has not developed a policy for post-
employment shareholding requirements.
However, the structure of variable pay for EDs
and other senior executives ensures that they
acquire a meaningful shareholding in Banco
Santander SA which extends for a significant
period post-employment. For details, see the
Remuneration policy report.
–Provision 41: The only area that we do not
provide disclosure of is the engagement with the
workforce to explain how executive
remuneration aligns with wider company
pay policy. However, an explanation is available
for employees in the Directors’ Remuneration
report. Details of the structure of our
remuneration arrangements and key
considerations of the Board Remuneration
Committee in the year are included in the
Remuneration policy and Remuneration
implementation reports.
UK Finance Disclosure Code for Financial
Reporting
Santander UK’s financial statements for the year
ended 31 December 2025 have been prepared in
compliance with the principles of the UK Finance
Disclosure Code for Financial Reporting.
Going concern
The going concern of Santander UK is reliant
on preserving a sufficient level of capital and
adequately funding the balance sheet. In making
their going concern assessment in connection with
preparing the financial statements, the Directors
considered a wide range of information similar to
that considered as part of their assessment of
longer term viability including Santander UK’s
business and strategic plans, top and emerging
risks, including those associated with climate
change, capital position and liquidity and funding
profile, stress scenarios, and contingent liabilities,
and the reasonably possible changes in trading
performance arising from potential economic,
market and product developments. The Directors'
assessment included consideration of the potential
impacts arising from mixed signals about the UK's
recent economic performance
Having assessed this information and the principal
risks and uncertainties, the Directors are satisfied
that the Santander UK group has adequate
resources to continue operations for a period of at
least 12 months from the date the financial
statements were authorised for issue and therefore
consider it appropriate to adopt the going concern
basis of accounting in preparing the financial
statements.

Annual Report 2025	Santander UK plc	37

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Page intentionally blank

Annual Report 2025	Santander UK plc	38

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Directors' report continued

Code of Conduct
Santander UK is committed to ensuring we
hold ourselves to high ethical standards. This
means adhering to laws, regulations, policies
including our Code of Conduct and also carrying
out business in a responsible way. High standards
of professional and personal conduct help
Santander identify, manage and respond to
risks, create a positive, collaborative working
environment and ensure positive customer
interactions and outcomes.
The Santander Way determines how we deliver on
our purpose, to help people and businesses
prosper. How we deliver that purpose is as
important as the end result. Our conduct and our
culture matters. Our aim is to be the best open
financial services platform by acting responsibly
and earning the lasting loyalty of our colleagues,
customers and communities.
How we do business is intrinsically linked to
our behaviours and values and supports our
aim. Santander UK’s Code of Conduct sets the
standards expected of all colleagues and forms
part of the terms and conditions of employment.
It makes clear our corporate values, our
expectations regarding corporate behaviours
and general principles and standards we expect
with regard to customers, colleagues, conflicts
of interest, data, media and our approach
to sustainability.
There are numerous policies and processes,
as well as support and guidance, that help
colleagues meet these expectations and do the
right thing to ensure Santander UK remains a
Simple, Personal and Fair bank for its colleagues,
customers, shareholders and the communities
it serves.
The Code of Conduct applies to all colleagues
including permanent and temporary colleagues as
well as EDs and NEDs. The SEC requires
companies to disclose whether they have a code
of ethics that applies to the CEO and senior
financial officers which promotes honest and
ethical conduct, full, fair, accurate, timely and
understandable disclosures, compliance with
applicable governmental laws, rules and
regulations, prompt internal reporting of violations,
and accountability for adherence to a code of
ethics.
Santander UK meets these requirements
through its Code of Conduct and supporting
policies, including but not limited to the Anti-Bribery
and Corruption Policy, the Whistleblowing Policy,
the FCA’s Principles for Businesses, and the FCA’s
Statements of Principle and Code of Practice for
Approved Persons, with which the CEO and senior
financial officers comply. The Company has not
granted any waivers to its principle executives,
financial or accounting officers.
Copies of these documents are available on
application to Santander UK plc, 2 Triton Square,
Regent’s Place, London NW1 3AN The Code of
Conduct can be found on our website at
santander.co.uk.
Disclosure of information to Auditors
Each of the Directors at the date of approval of this
report confirms that:
–So far as the Director is aware, there is
no relevant audit information of which Santander
UK’s auditor is unaware
–The Director has taken all steps that they ought
to have taken as a Director to make themselves
aware of any relevant audit information and to
establish that Santander UK’s auditor is aware
of that information.
This confirmation is given and should be
interpreted in accordance with the provisions of
Section 418 of the UK Companies Act 2006.
Auditor
PricewaterhouseCoopers LLP will continue in the
office of auditor. A resolution to reappoint them will
be proposed at the Company’s forthcoming Annual
General Meeting.
By Order of the Board
Roz Rule
Company Secretary
9 March 2026
2 Triton Square, Regent’s Place,
London NW1 3AN

Annual Report 2025	Santander UK plc	39

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk review

Annual Report 2025	Santander UK plc	40

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk governance
INTRODUCTION
The Risk review consists of unaudited financial information unless otherwise stated. The audited financial information is an integral part of our Consolidated
Financial Statements.
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach, underpinned by advanced risk management techniques to help us deliver robust financial performance, withstand stresses, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.
RISK FRAMEWORK
How we define risk
Risk is any uncertainty about us being able to achieve our business objectives. It covers both financial and non-financial risks (NFRs). NFR is a broad term usually defined by exclusion, i.e. any risks other than the traditional financial risks of Credit, Liquidity, Capital, Market and Pension, Strategic and business, and
Reputational. Risk can be split into a set of risk types, each of which could affect our results and our financial resources. Enterprise risk is the aggregate view of all the risk types.
Our Risk Framework sets out how we define, manage and control risk.
Top and emerging risks
In addition to the cross-cutting areas described above, several of our risk types also have Top risks associated with them. We regularly review the Top risks that could impact our business, customers and shareholders, with challenges at the Executive Risk Control Committee (ERCC) and Board Risk Committee (BRC).
The Top risks we actively monitored in 2025 are set out in the relevant section of this Risk review and summarised in the 'Top risks' section of the Risk management overview in the Strategic report. We also made changes to our Top Risks with the addition of TSB integration where we will need to execute in a timely and controlled manner, whilst also focusing on existing strategic transformation priorities. We added Execution of AI, as we build towards deployment at scale and pace. Model Risk impacts have been added and combined with Regulatory Capital given the importance of Model Risk compliance with SS1/23. We combined Outsourcing and Third-Party and Resiliency into Operational Resilience with the increased regulatory focus in this area, given the elevated geopolitical and cyber risk landscape. We reclassified and refocused Climate Change as an Emerging Risk from a Top Risk, taking into account the potential for both physical events and net-zero transition related risks.
We also regularly review emerging risks that could impact our business, customers and shareholders, with challenge and discussion at the ERCC and BRC.
The identification of emerging risks is co-ordinated by the Risk Division. A key part of the process is continual scanning of the external environment, focusing on emerging risk drivers such as: Uncertain Regulatory Agenda, Uncertain Macro-economic and Geopolitical Environment, Markets, Competition and Technology,
and Environmental and Social. The emerging risks we actively monitored in 2025 are set out in the relevant section of this Risk review and summarised in the
‘Emerging risks’ section of the Risk management overview in the Strategic report.
Our risk culture and principles

Risk Culture Statement
Santander UK places good customer outcomes at the heart of our decision-making and our people take personal responsibility for doing the right thing. We are thoughtful about taking risks, meaning we only take risks that we understand, we balance risk and reward when making decisions and are proportionate in our approach.

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
We use Risk Certifications to confirm how we manage and control risks in line with our Risk Framework and within our Risk Appetite. As an example, every year, each member of our Executive Committee confirms that they have managed risks effectively in line with the Risk Framework in the part of the business for which they are responsible. Their certification lists any exceptions and the agreed actions to be taken to correct them. This is a tangible sign of the personal responsibility that is such a key part of our risk culture.
We assess the performance of all of our people in respect of risk as part of our formal performance management processes, and all our people must complete a suite of risk mandatory training at least annually.
Evolving our risk culture
In 2025, we continued to enhance our risk processes by focusing on further maturing the risk behaviours (RiskPro) of our people to ensure they have the skills and confidence to make risk-based decisions, acting in the interests of all our stakeholders and to provide good customer outcomes.
We also executed a risk culture maturity self-assessment across the business. This helped identify areas of good practice and some areas of focus to further mature our risk culture and capability. This will continue to evolve in 2026.

Annual Report 2025	Santander UK plc	41

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–Advises the Board on our overall Risk Appetite, tolerance and strategy
–Oversees our exposure to risk and our strategy and advises the Board on both
–Reviews the effectiveness of our risk management systems and internal controls
–Reviews reports from the Chief Compliance Officer (CCO) on the adequacy and effectiveness of the compliance function
–Responsible for oversight of cybersecurity risks and receives regular updates on cybersecurity risk position including cybersecurity incidents
–Receives regular updates on economic crime compliance and risks including money laundering, bribery and corruption and sanctions compliance, and monitors KPIs in line with approved Board risk appetite

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

–Reviews updates on key risk issues, customer, reputational and conduct matters
Board Audit Committee	–Monitors and reviews the financial statements integrity, and any formal announcements on financial performance
–Reviews the adequacy and effectiveness of the internal financial controls and whistleblowing arrangements
–Monitors and reviews the effectiveness of the internal audit function
–Receives regular updates from the internal audit function, including on its reviews of cybersecurity risk and controls
–Oversees the independence and performance of the external auditors
Board Remuneration Committee	–Oversees and approves remuneration policies and frameworks, long-term strategy, objectives, risk appetite, culture and values, including risk adjustment and malus and/or clawback provisions.
Board Special Projects Committee	–Advises the Board, Board Risk Committee, and other Committees, as appropriate, in respect of special projects and transformation matters
Board Nomination and Governance Committee	–Oversees Board and Committee composition and governance arrangements, including recommending membership of the Board Risk Committee and evaluation of Board and Committee effectiveness.

Annual Report 2025	Santander UK plc	42

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The Executive Level Committee responsibilities for risk are:

Executive Level Committee	Main risk responsibilities
Executive Committee (ExCo)	–Reviews business plans in line with our Risk Framework and Risk Appetite before they are sent to the Board to approve
–Receives updates on key risk issues (not already reported to the CEO through other forums) and monitors the actions taken
–Focuses on the responsibilities of the Executive Committee Senior Management Function holders and how they are discharged
–Reviews updates on key risk issues, customer, reputational and conduct matters
Executive Transformation Committee	–Reviews, monitors and challenges the bank-wide transformation outcomes, benefits and risks
Executive Risk Control Committee (ERCC)	–Reviews Risk Appetite proposals before they are sent to the BRC and the Board to approve
–Ensures that we comply with our Risk Framework, Risk Appetite and risk policies
–Reviews and monitors our risk exposures and approves any corrective steps we need to take
Disclosure Committee	–Ensures the adequacy and effectiveness of disclosure controls and procedures and reviews material financial information prior to external disclosure
Gold Committee
–Oversees Special Situations, including endorsement of Recovery/Resolvability plans and indicators, approval of contingency and action plans, and coordination of recovery and resolution responses with regulators

Asset and Liability Committee (ALCO)	–Reviews liquidity risk appetite (LRA) proposals
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
Chief Executive Officer (CEO)
The Board delegates responsibility for our business activities and managing risk on a day-to-day basis to the CEO. The CEO proposes our strategy and business plan, puts them into practice and manages the risks involved. The CEO must also ensure we have a suitable system of controls to manage risks and report to the Board on them.

Chief Risk Officer (CRO)
Oversees and challenges risk activities, and ensures that the business activity is conducted within our risk appetite. Responsible for control and oversight of all risk types with regulatory responsibility to report on these risk types to Executive and Board Committees.

Chief Financial Officer (CFO)
Responsible for developing strategy, leadership and management of the CFO Division. The CFO is responsible for managing interest rate, liquidity, pension and capital risks. The CFO also aims to maximise the return on Regulatory and Economic Capital.

Chief Internal Auditor (CIA)
Designs and uses an audit system that identifies the main risks and evaluates controls. The CIA also develops an audit plan to assess existing risks that involve producing audit, assurance and monitoring reports.

Chief Compliance & Non- Financial Risk Officer (CCO)
Responsible to the CRO for control and oversight of conduct, compliance, reputational and economic crime risk, but has direct responsibility to report on conduct, compliance and reputational risk to Executive and Board Committees and the regulator.

Money Laundering Reporting Officer (MLRO)	Responsible to the CCO for control and oversight of economic crime risk but has regulatory responsibility to report on this risk type to Executive and Board Committees and the regulator.
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
Line 2: Risk control & oversight
Risk Control Units are independent monitoring, control and oversight functions. They make sure Business Units and Business Support Units manage risks effectively and within our Risk Appetite. The Risk Control units are: Risk – responsible for credit, liquidity, capital, market, pension, strategic and business, operational, model and enterprise risks; Economic Crime; and Compliance - responsible for reputational and conduct and regulatory risks. It is under the executive responsibility of the CEO, but responsible to the CRO for overseeing the first line of defence.

Line 3: Risk assurance
Internal Audit is an independent corporate function. It gives assurance on the design and effectiveness of our risk management and control processes. It is responsible to the CIA.

Annual Report 2025	Santander UK plc	43

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Internal control system
Our Risk Framework is an overarching view of our internal control system that helps us manage risk across the business. It sets out at a high level the principles, standards, roles and responsibilities, and governance for internal control. Our Risk Framework covers the categories below:

Category	Description
Risk Frameworks	Set out how we should manage and control risk across the business, our risk types and our risk activities.
Risk Management Responsibilities	Set out the Line 1 risk management responsibilities for Business Units and Business Support Units.
Strategic Commercial Plans	Plans produced by business areas, at least annually, which describe the forecasted objectives, volumes and risk profile of new and existing business, within the limits defined in our Risk Appetite.
Risk Appetite	See our Risk Appetite section that follows.
Delegated Authorities/Mandates	Define who can do what under the authority delegated to the CEO by the Board.
Risk Certifications
Business Units, Business Support Units or Risk Control Units set out each year how they managed/controlled risks in line with our risk frameworks and Risk Appetite, and explain any action to be taken. This helps drive personal accountability.

Annual Report 2025	Santander UK plc	44

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

RISK APPETITE
How we control the risks we are prepared to take
When our Board sets our strategic objectives, it is important that we are clear on the risks we are prepared to take to achieve them. We express this through our
Risk Appetite Statement, which defines the amount and kind of risk we are willing to take, and able to accept, in pursuit of the strategic objectives defined. Our
Risk Appetite and strategy are closely linked, and our strategy must be achievable within the limits set out in our Risk Appetite. Our Risk Appetite Statement
establishes principles that we use to set our Risk Appetite and defines our overall approach to risk management.
How we describe the limits in our Risk Appetite
Our Risk Appetite sets out detailed limits across all types of risk, using metrics and qualitative statements.
Metrics
We use metrics to set limits across principal risk areas including metrics focused on losses, capital, liquidity and concentration. We set:
–Limits for losses for our most important risks, including credit, market, operational and conduct risk
–Capital limits, reflecting both the capital that regulators expect us to hold (regulatory capital) and our own internal measure economic capital (EC)
–Liquidity limits are set based on hypothetical, forward-looking scenarios that represent a moderate adverse but plausible level of stress for our business
–Concentration limits, to determine the maximum concentration level that we are willing to accept.
These limits apply in normal business conditions, but also where appropriate, when we might be experiencing a far more difficult economic environment. We refer to conditions like this as being under stress. For more on EC and stress scenarios, see the Stress Testing section that follows.
Qualitative statements
For some types of risk, we also use qualitative supporting statements that describe prohibitions and restrictions supplementing the overarching risk appetite statements. We also use them to prohibit or restrict exposure to certain sectors, types of customer and activities.
How we set our Risk Appetite, and stay within it
We control our Risk Appetite through our Risk Appetite Framework.
The Board
–Approves the Risk Appetite Statements and Primary metrics at least annually or as changing circumstances require.
–Reviews and ratifies the Secondary metrics limits approved by the Executive Risk Control Committee.
–Approves the corporate strategy and reviews the consistency with the Risk Appetite.
–Oversees adherence to Risk Appetite when the Board meets.
–Receives the Risk Appetite reports related to Board Risk Appetite, breaches and remedial plans.
The Executive Risk Control Committee (ERCC)
–Reviews the proposal for Primary metrics limits and qualitative statements, prior to their approval by the Board
–Reviews and approves Secondary metrics with corresponding limits of Risk Appetite.
–Reviews and challenges the alignment of strategic, business, capital and liquidity plans with the RAS.
–Receives information on risk appetite excesses or breaches by means of a regular appetite monitoring report.
–Reviews and monitors risk exposures and approves any corrective actions, business plans and budgets.
We embed our Risk Appetite by setting more granular risk limits for each business unit and key portfolios. These act as an early warning to the overall Risk
Appetite limit. When we use qualitative statements to describe our appetite for a risk, we link them to lower-level risk indicators, so that we can monitor and report our performance against them.

Annual Report 2025	Santander UK plc	45

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
We describe each scenario using a narrative setting out how events might unfold, as well as a market and/or economic context. For example, the key economic factors we reflect in our Internal Capital Adequacy Assessment Process (ICAAP) scenarios include house prices, interest rates, unemployment levels, inflation rates, and the size of the UK economy. We also explore sensitivities around several macro variables where there may be concerns or levels of uncertainty.
In 2025, we ran the Bank Capital Stress Test (BCST), which was designed as a severe but plausible ‘tail risk’ scenario, with deep simultaneous recessions in both the UK and global economies, large falls in asset prices across markets and higher interest rates. In addition, we continue to explore our exposure to climate risks through our Climate Internal Scenario Analysis (CISA). In 2025, the focus was on a bespoke physical risk scenario, followed by delayed transition, as set out in the
'Sustainability' section.
Uses of stress testing
We use stress testing to estimate the effect of these scenarios on our business and financial performance, including:
–Our business plan, and its assessment against our Risk Appetite
–Our capital strength, through our ICAAP
–Our liquidity position, through our Internal Liquidity Adequacy Assessment Process (ILAAP)
–Our long- and short-term impacts of climate change, through regulatory exercises and CISA
–Impacts on other risk types.
We use a wide range of models, approaches and assumptions supported by robust governance. These help us interpret the links between factors in markets and the economy, and our financial performance. For example, one model looks at how changes to key macroeconomic variables like unemployment rates might affect the number of customers who might fall into arrears on their mortgage or other loans.
Our stress testing models are subject to a formal review, independent validation and approval process. We highlight key weaknesses and related model assumptions in the approval process for each stress test. In some cases, we overlay expert judgement onto the results of our models. Where this is material to the outcome of the stress test, the approving governance committee reviews it. We take a multi-layered approach to stress testing to capture risks at various levels.
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
Board oversight of stress testing
The ERCC reviews design of scenarios in our ICAAP, ILAAP and CISA. The BRC reviews scenarios and key business assumptions and approves the stress testing framework. The Board reviews stress test outputs as part of the approval processes for the ICAAP, ILAAP, Bank Recovery and Resolution Directive
(BRRD), Risk Appetite and regulatory stress tests.
Regulatory stress tests
We take part in several external stress testing exercises. These include stress tests of the UK banking system conducted by the PRA and the BoE. We also contribute to the stress tests of Banco Santander that are conducted by the European Banking Authority (EBA).
For more on capital and liquidity stress testing, see the ‘Capital risk’ and ‘Liquidity risk’ sections.
HOW RISK IS DISTRIBUTED ACROSS OUR BUSINESS
Economic capital
As well as assessing how much regulatory capital we need to hold, we use an internal EC model to measure our risk. We use EC to get a consistent measure across different risk types. EC also takes account of how concentrated our portfolios are, and how much diversification there is between our various businesses and risk types. Consequently, we can use EC for a range of risk management activities. For example, we can use it to help us compare requirements in our
ICAAP or to get a risk-adjusted comparison of income from different activities.
Regulatory capital – risk-weighted assets
We hold regulatory capital against our credit, market and operational risks. In 2025, over half of our total risk-weighted assets accounted for credit risk in Retail &
Business Banking. This reflects our business strategy and balance sheet.
For more on this, see ‘Risk-weighted assets’ in the ‘Capital risk’ section.

Annual Report 2025	Santander UK plc	46

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit risk

Overview
Credit risk is the risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for whom we have assumed a financial obligation.
In this section, we describe our key credit risks, including our exposures in each of our business segments, and how we manage credit risk across the credit risk lifecycle. We discuss our ECL approach and the key inputs to our ECL model. We then analyse our key metrics, credit performance and forbearance.
Key metrics Stage 3 ratio of 1.18% (2024: 1.42%). Loss allowances of £812m (2024: £869m). Balance weighted average LTV of 65% (2024: 64%) on new mortgage lending.

OUR KEY CREDIT RISKS
Exposures (audited)
Exposures to credit risk arise in our business segments from:

Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre
In Mortgages:
–Residential mortgages for customers
with good credit quality (prime lending).
–We provide these mostly for owner-
occupiers, with buy-to-let mortgages for
non-professional landlords.
In Everyday Banking:
–Unsecured lending to individuals, such
as loans, credit cards and overdrafts.
–Unsecured lending to businesses with
annual turnover up to £6.5m and simpler
borrowing needs such as loans, credit
cards and overdrafts.

–Financing for cars, vans, motorbikes and
leisure vehicles through Santander
Consumer (UK) plc (SCUK).
–Through our joint ventures, Hyundai
Capital UK Ltd and Volvo Car Financial
Services UK Limited, we provide retail
point of sale customer finance and
wholesale finance facilities (stock
finance).

–Loans, overdrafts, treasury services,
invoice finance, trade and supplier
finance.
–We provide these to SMEs and mid-
sized corporates typically with annual
turnover up to £500m, Commercial Real
Estate and Social Housing customers.

–Asset and liability management of our
balance sheet.
–Exposures include financial institutions
(derivatives and other treasury
products), structured products, and
sovereign and supranational assets
chosen for diversification and liquidity.

CREDIT RISK MANAGEMENT
Our approach to credit risk
We manage our portfolios across the credit risk lifecycle, from formulating our risk strategy and planning, through assessment and origination, monitoring, arrears management and debt recovery. We make sure the actual risk profile of our exposures stays in line with our business plans and within our Risk Appetite. We tailor the way we manage risk to the type of product and regularly review our approach and refine it when we need to.
1. Risk strategy and planning (audited)
Relevant areas of the business work together to create our business plans. We consider our strategy, goals, and financial and technical resources alongside our
Risk Appetite. We focus on economic and market conditions and forecasts, regulations, conduct matters, profitability, returns and market share.
2. Assessment and origination (audited)
Managing credit risk begins with lending responsibly. That means only lending to customers who are committed to paying us back and can afford to. We take proportionate steps to assess whether a customer will be able to repay the money borrowed including under foreseeable changes in their circumstances. We do this by a series of initial affordability and credit risk assessments. When a customer applies, we assess the data they provide, plus data from credit reference agencies (for Retail & Business Banking and Consumer Finance) and performance on their other Santander UK accounts (if they have any) against our Credit
Policy.
Retail & Business Banking
In Mortgages, we assess affordability by reviewing the customer’s income and spending, their other credit commitments, and what would happen if interest rates went up. Many of our decisions are automated as we use data available to us. We tailor our process and application assessment based on the product.
More complex transactions often need greater manual assessment using our credit underwriters’ skill and experience.
In Everyday Banking, many of our decisions are automated. We assess affordability by reviewing the customer’s income and spending, including other credit commitments and adjusting for future inflation and expected interest rates. For Business Banking, we also consider business turnover and ongoing commitments including any personal drawings and existing credit obligations.

Annual Report 2025	Santander UK plc	47

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are:

Portfolio	Description
Residential mortgages
Collateral is in the form of a first legal charge over the property. Before we grant a mortgage, the property is valued either by a surveyor or using automated valuation methodologies where our confidence in the accuracy of this method is high.

Unsecured lending to individuals	There is no collateral or security tied to the loan that can be used to mitigate any potential loss if the customer does not pay us back.
Unsecured lending to businesses
Business banking lending is unsecured. When lending to incorporated businesses, we typically obtain personal guarantees from each director, but we do not treat these as collateral. We consider the UK Government guarantee under its Coronavirus Loan Schemes as collateral, covering 100% of losses for the Bounce Back Loan Scheme (BBLS).

Consumer Finance
In Consumer Finance, similar to Retail & Business Banking, many decisions are automated and we tailor the process to the product. Residual value risk is one of our top risks and these exposures are set using forward looking market data, at the level of vehicle derivative by age and anticipated mileage. This data is obtained from a third party.
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

Corporate & Commercial Banking
In Corporate & Commercial Banking, we assign each customer a credit rating, using our internal rating scale (see ‘Credit quality’ in ‘Santander UK group level –
credit risk review’ section). To do this, we look at their financial history and trends in the economy, backed up by the expert judgement of a risk analyst. We review our internal ratings on a dynamic basis and at least once a year for those clients that are rated. We also assess the underlying risk of the transaction, taking account of any mitigating factors (see the tables below) and how it fits with our risk policies, limits and Risk Appetite.
Responsible lending, including climate change and the transition to a low carbon economy
As part of the Banco Santander group, we comply with the Equator Principles to factor social, ethical and environmental impacts into our risk analysis and decision making for qualifying financial transactions. We aim to support clients and economies in their transition to a low carbon economy, providing financial products and/or services to business activities that are environmentally and socially responsible. Our ESG policy sets out how we identify, assess, monitor and manage environmental and social risks and other climate change related activities in the Oil and Gas, Power Generation and Mining and Metals sectors and those arising from businesses engaged in soft commodities. Our ESG policy prohibits project-related financing for new coal-fired power plants (CFPP) worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects. In line with Banco Santander's aim, by 2030 we will aim to eliminate all exposure to thermal coal mining and stop providing financial services to power generation clients with more than 10% of revenue from thermal coal.
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time, we may take credit insurance over individual transactions, and at a portfolio level we execute significant risk transfer transactions, which typically also result in reducing RWAs.

Portfolio	Description
SME and mid corporate
Includes secured and unsecured lending. We can take mortgage debentures or a first charge on commercial property as collateral. Before agreeing the loan, we obtain an independent professional valuation of the property. Loan agreements typically allow us to obtain revaluations during the term of the loan. We can also take guarantees, but we do not treat them as collateral unless they are supported by a tangible asset charged to us. We also lend against assets (like vehicles and equipment) and invoices for some customers. We value assets before we lend. For invoices, we review the customers' ledgers regularly and lend against debtors who meet agreed criteria.

Commercial Real Estate (CRE)
We take a first charge on commercial property as collateral. The loan is subject to criteria such as the property condition, age and location, tenant quality, lease terms and length, and the sponsor’s experience and creditworthiness. Before advancing the loan, and where appropriate, a bank representative visits the property. We also obtain an independent professional valuation which typically includes a site visit. Loan agreements typically allow us to obtain revaluations during the term of the loan.

Social Housing
We take a first charge on portfolios of residential real estate owned and let by UK Housing Associations as collateral, in most cases. We revalue this every three to five years (in line with industry practice), using the standard methods for property used for Social Housing.

Corporate Centre
Credit risk mitigation
The types of credit risk mitigation, including collateral, across each of our portfolios are as follows. In addition, from time to time, we may take credit insurance over individual transactions, and at a portfolio level we execute significant risk transfer transactions, which typically reduce RWAs.

Portfolio	Description
Sovereign and Supranational	In line with market practice, there is no collateral against these assets.
Structured Products
These are our High Quality Liquid Assets (HQLA) in our Eligible Liquidity Pool. They are mainly Asset Backed Securities (ABS) and covered bonds, which hold senior positions in the creditor hierarchy. Their credit rating reflects over-collateralisation in the structure and the assets that underpin their cash flows.

Financial Institutions
We use standard legal agreements to reduce credit risk via netting and collateralisation on derivatives, repos and reverse repos, and stock borrowing/lending. We also reduce risk by clearing trades through central counterparties (CCPs) where possible.

Annual Report 2025	Santander UK plc	48

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Retail & Business Banking
We use IT systems and data available to us to monitor accounts. The main parts are:
–Behavioural scoring: we use statistical models that help predict whether a customer will have problems repaying, based on how they use their accounts
–Credit reference agencies: we often use data from agencies on how the borrower is handling credit from other lenders in our behaviour scoring models
–Other Santander UK accounts: each month, we also look at how the customer uses their other accounts with us, so we can identify problems early.
Our day-to-day retail credit risk monitoring relies on a mix of performance measures as described above. However, changes in the wider UK economy also impact our Mortgages and Everyday Banking portfolios. As part of our day-to-day risk monitoring, we use a Retail Risk Playbook tolerance tool that monitors the most relevant macroeconomic variables to retail portfolio performance against our forecasts. If the economy deviates materially from our forecasts, we review our retail risk management policy and strategy.
We also ensure that portfolio quality remains within our Risk Appetite by measuring against trigger values for key risk profile and performance metrics.
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
For unsecured lending with ongoing credit limits, i.e. credit cards and overdrafts, monitoring might lead us to raise or lower credit limits.
Consumer Finance
In Consumer Finance, we track customer accounts using IT systems and data tools. Alongside our relationship with the customer, we use data provided by credit reference agencies that shows how our customers manage their financial commitments. The Retail Risk framework ensures our portfolio stays within agreed limits. We review our residual value risk on a regular basis, which allows us to spot changes in market trends early.
Corporate & Commercial Banking and Corporate Centre
We regularly monitor and report our credit risk by portfolio, segment, industry, location and customer. We monitor detailed analyses of our credit exposures and risk trends each month.
We use a Watchlist for exposures subject to annual reviews to identify potential problem debt early. If a customer is on our Watchlist, it does not mean they have defaulted. It just means their probability of default has increased, such as they have breached a covenant or lost a major contract.
We classify Watchlist cases as:
–Proactive: for heightened monitoring. We monitor these cases more often and where appropriate may consider more collateral.
–Intensive/Specialised: for more serious cases. We may take steps to restructure debt including extending the term, taking more collateral, agreeing a lower credit limit, or seeking repayment of the loan through refinancing or other means.
We assess Watchlist cases for impairment as set out in the ‘Significant Increase in Credit Risk (SICR)’ section. When a customer is on the Proactive watchlist, we do not consider it has suffered a SICR for ECL purposes, so it remains in Stage 1 for our loss allowance calculations. When a customer is on the Intensive or
Specialised watchlist, we consider it has suffered a SICR and apply a lifetime ECL for our loss allowance calculations. Further measures are considered which include additional security, guarantees or equity available and the potential to enhance value by asset management.
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
4. Arrears management (audited)
Retail & Business Banking and Consumer Finance
We use multiple strategies to manage arrears, starting as soon as the day after a missed payment. We also contact customers who are up to date but may be at risk of falling into arrears, offering support where needed. When a customer faces financial difficulties, we assess their situation to provide the most suitable help and ensure they can manage their agreement while in arrears. The level of support depends on the customer’s risk profile and individual circumstances, with solutions tailored to their needs.
Corporate & Commercial Banking and Corporate Centre
We identify problem debt by close monitoring, supported by our Watchlist process for exposures subject to annual review. We aim to identify warning signs early by monitoring customers’ financial and trading data, checking to see they do not breach covenants, and having regular dialogue with them. We tailor our strategy to the type of customer, their circumstances and the level of risk. We try to help our customers find their own way out of financial difficulty and agree on a plan that works for both parties. Where required, we engage and hand over to our Restructuring & Recoveries team serious cases. For exposures not subject to annual review, we have strategies to manage arrears that we can use as early as the day of the missed payment. If a case becomes urgent or requires specialist attention, and if it transfers to Stage 3, we transfer it to our Restructuring & Recoveries team.
For more, see the Forbearance section.

Annual Report 2025	Santander UK plc	49

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

5. Debt recovery (audited)
Sometimes, even when we have taken all reasonable and responsible steps to manage arrears in our Financial Support area, they are not effective. If this happens, we may choose to end our agreement with the customer and try to recover the outstanding balance (with recourse to any associated collateral), or as much of it as we can.
Retail & Business Banking
In Mortgages and Everyday Banking, we may use a debt collection agency, sell the debt, or take the customer to court. For residential mortgages, we may repossess the property as a last resort or to protect it from damage or third-party claims. We make sure our estimated losses from repossessed properties are realistic by getting two independent valuations and the estimated selling costs, and using them in our loss allowances calculations. Where we repossess a property, we do not take ownership. We use agents to realise the value and settle the debt. Any surplus funds are returned to the borrower or dealt with in line with insolvency rules.
Consumer Finance
In Consumer Finance, the customer agreement is usually secured by a motor vehicle asset. We will seek to recover this asset if we are unable to rehabilitate the customer, or they remain in arrears with no contact. As in Retail & Business Banking, we may use a debt collection agency or specialist law firm to recover any remaining balance.
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
We try to offer forbearance before a customer defaults. In few cases, we also help a customer more than once. This can happen if the plan to repay their debt does not work and we have to draw up another one. When this happens more than once in a year, or more than three times in five years, we call it multiple forbearance. We only use foreclosure or repossession as a last resort.
The main types of forbearance we offer are:

Action	Description
Term extension
We can extend the loan term, making each monthly payment smaller. We may offer this if the customer is in arrears or up to date with payments but shows signs of financial difficulties. We may also offer this if the loan is about to mature and refinancing is not possible on market terms. In selected instances, we may offer term extensions for interest only loans that are past the point of product maturity. This will typically be where no viable repayment solution has been identified for the outstanding capital balance, and legal enforcement activity is not deemed to be appropriate to the customer's circumstances.

Interest-only
Historical conversions to interest-only repayment plans due to financial difficulties are classed as forborne.
For corporate customers, interest-only concessions are considered on a case by case basis. Concessions are only granted if the nature of the financial difficulties is assessed to be temporary. Counterparties are expected to recover in full and resume making full capital and interest payments once they are in a stronger financial position.

Other payment rescheduling, including capitalisation
For retail mortgage customers, we may add the arrears to the mortgage balance (this is known as capitalisation) if they cannot afford to increase their monthly payment to pay off their arrears in a reasonable time but have been making their monthly payments, usually for at least six months. We can capitalise property charges due to a landlord. We pay them for the customer to avoid the lease being forfeited, although these are not classed as forbearance. We may combine this help with term extensions and, in the past, interest-only concessions. In certain exceptional cases, we may offer interest rate concessions. We may agree an arrangement to pay less than the Contractual Monthly Payment (including zero) for a short period of time where they are experiencing temporary financial difficulties, or to pay more than the Contractual Monthly Payment in order to pay back accrued arrears.
For credit card and bank account customers, we may agree to suspend fees and/or interest for a short period of time where they are experiencing temporary financial difficulties. A refinance of a personal loan over a longer term to reduce the contractual monthly payment may be agreed, where a customer is showing signs of financial difficulties. The interest rate remains the same, or the closest lower rate available.
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

When we agree forbearance, we consider the account has suffered a SICR, as we explain in the ‘Significant Increase in Credit Risk (SICR)’ section later on, and we classify it as Stage 2 or 3. Non-performing forborne accounts will be classified as Stage 3 and performing forborne accounts as Stage 2. All forborne accounts will be minimum Stage 2 unless the account is deemed unlikely to pay, involves forgiving fees and interest or debt, or is being granted multiple forbearances. In these cases it will be Stage 3. A loan moves out of forbearance once the exit criteria below are met. We monitor the performance of all forborne loans.

Annual Report 2025	Santander UK plc	50

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Exit from forbearance criteria

	Exit from	Conditions to be met
Cure	Non-performing to Performing / Stage 3 to Stage 2	For an account classified as non-performing forbearance/Stage 3 to exit, all the following conditions must be met:
–If the account was classed as Stage 3 due to being more than 90 days past due, then the account should be 90 days or less past due
–If the account was classed as Stage 3 due to being unlikely to pay, then the account should no longer be deemed unlikely to pay
–The customer has no other material default debt with us more than 90 days past due.
–Account has exited its forbearance trigger for 12 consecutive months
If all the conditions are met, the account is re-classed as Stage 2 forbearance until the Stage 2 forbearance exit conditions set out below are also met
	Performing forbearance to Non- Forborne / Stage 2 to Stage 1	For an account classified as forbearance/Stage 2 to exit, all the following conditions must be met:
–The account is no longer in arrears, and the customer has no other material debts with us which are more than 30 days in arrears
–The account no longer triggers SICR
–The account has been classed as Stage 2 for at least two years since the end of the latest forbearance strategy
If a borrower fails to meet the post forbearance contractual obligations during probation, the loan is re-classified as non-performing and Stage 3 and the probation period is reset.
Other forms of debt management and modifications
Retail & Business Banking
For mortgage customers we can offer other modifications (Contract Variations) at the customer's request that are not motivated by financial difficulty. These modifications are not classified as forbearance. Within Mortgages and Everyday Banking, we do not classify insolvency solutions for any unsecured retail customers as forbearance and this is in line with industry guidelines.
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
Retail & Business Banking and Consumer Finance
These businesses involve managing large numbers of accounts, so they produce a significant amount of data. This allows us to take a more analytical and data intense approach to measuring risk. This is reflected in the wide range of statistical models we use across the credit risk lifecycle. We use:
–Risk strategy and planning: econometric models
–Assessment and origination: application scorecards, and attrition, pricing, loss allowance and capital models
–Monitoring: behavioural scorecards and profitability models
–Arrears management: models to estimate the proportion of cases that will result in possession (known as roll rates)
–Debt recovery: recovery models.
We assess and review our loss allowances regularly. We look at factors such as the cash flow available to service debt. We also use an agency to value any property collateral.
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

Annual Report 2025	Santander UK plc	51

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Key metrics (audited)
We use a number of key metrics to measure and control credit risk, as follows:

Metric	Description
Expected Credit Loss (ECL)
ECL tells us what credit risk is expected to cost us either over the next 12 months or over the lifetime of the exposure where there is evidence of a SICR since origination. We explain how we calculate ECL below.

Stages 1, 2 and 3
We assess each facility’s credit risk profile to determine which Stage to allocate them to, and we monitor where there is a SICR and transfers between the Stages, including monitoring of coverage ratios for each Stage.

Stage 3 ratio
The Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
The Stage 3 ratio is a key indicator used to monitor underlying asset performance.

Expected Loss (EL) (unaudited)
EL is based on the CRD IV regulatory capital rules and gives us another view of credit risk. It is the product of the probability of default, exposure at default and loss given default, and we include direct and indirect costs. We base it on our risk models and our assessment of each customer’s credit quality. The rest of the Risk review, impairments, losses and loss allowances refer to calculations in accordance with IFRS, unless we specifically say they relate to CRD IV. For our IFRS impairment accounting policy, see Note 1 to the Consolidated Financial Statements.

We also assess risks from other perspectives, such as geography, business area, product and process to identify areas to focus on. We also use stress testing to establish vulnerabilities to economic deterioration. Our business segments tailor their approach to credit risk to their customers, as we explain later on.
Recognising ECL (audited)
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. Our ECL approach for portfolio assessments uses models that consider forward-looking data on economic scenarios, including a range of possible outcomes, which are unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely. In some cases, we need to apply Judgemental Adjustments (JAs) to our model outputs. We use internal credit ratings for corporate borrowers and individually assessed corporate exposures.
Critical judgements and accounting estimates applied in calculating ECL (audited)
The application of the ECL impairment methodology for calculating credit impairment allowances is susceptible to change from period to period. The methodology requires management to make judgemental assumptions in determining the estimates.
For more on our approach to making critical judgements and accounting estimates applied in calculating ECL, see 'Critical judgements and accounting estimates'
Note 1 to the Consolidated Financial Statements.
Multiple economic scenarios and probability weights (audited)
For all our portfolios, we use forward-looking economic scenarios. Our scenarios consist of a central base case, one upside scenario and two downside scenarios.
We use these scenarios to reflect a wide range of possible outcomes for the UK economy.
Our forecasting approach
We derive our scenarios in part by using a set of parameters in GDP fan charts published by the Office for Budget Responsibility (OBR). These fan charts reflect the probability distribution of a deviation from the OBR’s central forecast to show the uncertainty about the outcome of a variable, in this case GDP.
Once we have established the GDP paths for each scenario, we run them through the Oxford Global Economic Model (OGEM) to derive the other macroeconomic variables, such as unemployment and house prices. These variables are the product of the GDP growth paths we have forecast and the output of the OGEM for these growth paths. We then review them to ensure consistency with the narrative of each scenario and so changes to the variables may be needed in some cases.
We then impose a Bank Rate profile for each scenario using expert judgement with the base case as the starting point and then adjusting this for each of the other scenarios based on the narratives. We produce a range of Bank Rate profiles to reflect a range of possible outcomes the Bank of England may follow depending on how it sees the trade-off between growth and inflation evolving over the forecast period. For example, this might consist of higher rates initially in response to inflationary concerns followed by lower rates as inflation falls towards target, and that this may be sharper in the event of a deep recession.
We update the baseline in our economic scenarios at least twice a year in line with our annual budgeting and three-year planning processes, or sooner if there is a material change in current or expected economic conditions. We refresh all our economic scenarios quarterly to reflect the latest data and OBR fan charts if these changed, which are then reviewed and approved by the Credit Risk Provisions Forum (CRPF). The CRPF also assesses the probability weights at least once a quarter.
We do not use consensus forecasts as inputs to our models, but we do compare the outputs of our models against consensus views for the base case, to make sure that we understand any significant differences and address them where needed. At 31 December 2025, there were no significant differences between our base case forecasts and the consensus views.
In 2025, as in previous years, we undertook a further peer benchmarking analysis of the economic scenarios, which for Q4-25 included the mean weighted analysis for a selection of economic variables, including GDP, unemployment rate and HPI and CRE. This meant that we could compare our weighted scenarios against the average of our peers to understand what differences there may be. The analysis demonstrated that our economic scenarios were in line with our peers.
In 2025, we also considered any likely impact from climate risk on our forecasting approach and concluded that no adjustment to the multiple economic scenarios for climate risk was required. This is because climate change effects are generally regarded to be relevant over a longer timeframe than our forecast period of five years.
Our use of four different scenarios is designed to reflect different possible outcomes to the base case, highlighting the upside and downside risks associated with the central scenario.
Our forecasting period for GDP is five years and we use the OGEM 25 year model for the outer years, post five year forecast. As part of this, we set a floor on the unemployment rate at 4% to ensure that the long-term view is near to the Non-Accelerating Inflation Rate of Unemployment set out by the Bank of England in its
annual supply side review.

Annual Report 2025	Santander UK plc	52

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Key changes to our forecasting approach in 2025
In 2025, there were no major changes to our forecasting approach. We incorporated the OBR's March 2025 fan chart parameters to generate the GDP paths
(excluding the base case).
Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances and UK Government policy which is subject to change.
In summary, the outlook for the UK economy has GDP growth rising over the forecast period. As inflation gradually returns to the target rate, further Bank Rate cuts should support a recovery in business and consumer confidence. However, downside risks to the outlook remain particularly around geopolitical tensions and potential productivity gains.

Base case key macroeconomic assumptions
GDP: The UK economy slowed in Q3-25 with growth of 0.1% quarter-on-quarter. It was always likely that a slow-down from the above average quarterly growth rates of H1-25 would happen, but with weak PMIs as well there is a concern that the economy will stagnate in Q4-25. However, Q3-25 GDP did see a slight improvement in household spending while business investment posted a solid gain, as such we would expect that post-Budget growth will pick up, although some underlying weakness means the economy growing at levels similar to those experienced pre-pandemic, rather than the stronger growth needed to help repair the UK’s public finances. For 2026, we expect to see another year of positive growth, although slightly weaker than in 2025 as real wage growth eases and the pace of interest rate cuts slows. Over the longer term, the key issue for growth remains productivity and without a boost to this, growth will remain at the average pre-pandemic levels of 1.4%. It remains to be seen whether artificial intelligence (AI) or government policy can help to improve this.

Bank Rate: The Monetary Policy Committee (MPC) lowered Bank Rate four times in 2025 to 3.75%, in line with our expectations. Our base case assumes a further two rate cuts in
2026, taking Bank Rate to 3.25% by the end of the year, with no further reductions thereafter. The outlook for further interest rate cuts remains uncertain, with the MPC stating that decisions to lower Bank Rate further will be influenced by policymakers' views on how restrictive the current stance of monetary policy is.

House price growth: House prices grew marginally in 2025, helped in part by falling mortgage rates, despite some weakness towards the end of the year. House prices have proved resilient given the heightened levels of uncertainty experienced throughout the year. Lower inflation and interest rates coupled with the gradual improvement in affordability, and ongoing weakness in housing supply, is expected to ensure steady house price growth over the forecast period. We anticipate growth of c.2.5% year-on-year in 2026 with an annual house price growth of c.3% year-on-year growth for the rest of the forecast period.

Unemployment rate: Recent data for unemployment indicates there is a loosening of the labour market in response to higher employment costs. However, some caution needs to be taken as the unemployment data is still subject to problems with the ONS Labour Force Survey data. The unemployment rate has risen to over 5%, payroll numbers have fallen in most months over the past year and redundancies have risen too, all chiming with weakness seen across various survey data. In terms of the forecast, we expect the unemployment rate to remain elevated in the short term with businesses reporting pay pressures and squeezed margins as reasons for reducing headcounts. The unemployment rate then drops back to 4.3% by the end of the forecast period, broadly in line with Bank of England's prediction for the natural rate of unemployment which is, as growth recovers, businesses and consumer sentiment improves and CPI inflation remains at the target rate.

CRE price growth: After falling for seven quarters in a row, CRE prices stabilised in Q2-24 and have since risen in each of the five quarters through to Q3-25 as the sector continues to recover, after two years of falling prices. Cuts in Bank Rate have likely helped prices to rise and despite monthly increases slowing towards the end of 2025, we expect CRE price growth to stabilise throughout the forecast period around the 2% year-on-year mark.

In the medium-term, the projections assume that current demographic trends will continue, which could impact the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce will continue and this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. The same can be said for current productivity trends, although there is potential for AI to improve growth towards the end of the decade.
However, our assumption of the average annual growth of c.1.5% for our medium-term forecasts is in line with the OBR’s latest estimate of the UK’s long run average growth rate.
Key changes to our base case in 2025
For our base case, key changes were stronger GDP growth compared to 2024; higher unemployment exacerbated by the higher costs of employment businesses have experienced since the 2024 Autumn Budget; lower house price growth which was affected by uncertainty and the Stamp Duty Land Tax change. Risks to the base case remain with potential for rising geopolitical risks affecting the UK economy. Base case was updated to reflect back data changes to GDP pushing up growth. We anticipate a modest rise in unemployment as firms adjust to the higher cost of employment.
Other scenarios
Based on this revised base case, we reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy.
These include; (i) a slower recovery that is more akin to the ‘U’ shape of past recessions; (ii) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example longer-term sickness levels remaining above pre-pandemic levels); (iii) fragmentation of the global economy in particular changes and additional frictions to supply chains; and (iv) the global economy recovering more swiftly from higher inflation and supply constraints.
To reflect these potential outcomes, we use the base case and three additional scenarios, which we consider sufficient to reflect all the above potential outcomes.
As with the base case, the scenarios are forecast over a five-year period with the OEGM 25 year model used to determine the forecasts after this period with a floor on the unemployment rate set at 4%.
The other scenarios are:
One upside scenario
This scenario has quicker economic performance, that is driven by an improvement in the supply side of the economy that allows for stronger growth with lower inflation. Inflation falls slightly below target at the start of the forecast period helped by lower wage growth, and stays just below the 2% target over the period. This allows the Bank of England to cut rates faster than the base case, bringing them back towards what might be considered the neutral rate earlier. This results in higher consumer and business confidence enabling higher levels of spending and investment, with savings rates returning to levels consistent with economic growth as real earnings growth returns. In this scenario GDP remains stronger than the base case, as does house price growth. Unemployment peaks at a lower level and drops more quickly than the base case.
Two downside scenarios
The downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment (reflecting the unstable environment and higher cost of employment), a continuing and significant mismatch between job vacancies and skills (as well as a smaller labour force) and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.

Annual Report 2025	Santander UK plc	53

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Downside 1 – In this scenario, the economy contracts and although the recession is small and short lived, the recovery is weak and below potential. The increase in various employment costs mean growth is tempered and employment shrinks as businesses restructure to deal with the extra costs. Consumers opt to save more rather than spend which affects the recovery path, as consumer confidence is low in part due to concerns about the unstable geopolitical environment and the increase in lay-offs as businesses restructure. With inflation remaining above target, Bank Rate remains in restrictive territory and only gradually falls back, while house prices fall as households look to downsize in response to persistently high rates of unemployment. The global economy is affected by a combination of factors, such as commodity prices becoming increasingly volatile due to geopolitical events and the potential impact of additional tariffs. This affects global inflation which negatively impacts UK trade and hinders a return to growth.
Downside 2 – This scenario shows a marked fall in GDP, with rising unemployment and falling house prices reflecting lower growth and productivity, which feeds across the whole economy. It also reflects the increase in geopolitical risk which affects market sentiment and causes further fragmentation of the global economy. It also assumes that major risk events continue to occur, exposing the vulnerability of countries' fiscal positions and the means to respond to such events. Unemployment peaks at 8.5% and although there are some inflationary pressures from changing trade patterns, the sharp fall in demand means inflation falls below target and allows the MPC to cut rates sharply from the start of the scenario to stabilise demand. This fails to support the housing market with house values falling sharply. Inflation below target and lower interest rates eventually eases some of the pressures on the UK economy and growth picks up in the medium-term.
Key changes to our alternative scenarios in 2025
In 2025, there were no key changes to the alternative scenarios, however the narratives were updated to reflect key risks.
Despite mixed signals about the UK's recent economic performance, which may impact the path of the Bank Rate, our scenarios continue to capture a broad range of forecasts.

Annual Report 2025	Santander UK plc	54

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 31 December 2025 were:

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2024 (actual)	1.1	1.1	1.1	1.1	1.1
	2025	1.5	1.4	1.3	1.3	1.4
	2026	1.7	1.0	(0.4)	(3.3)	0.3
	2027	2.3	1.4	—	(1.0)	0.9
	2028	2.5	1.4	0.4	1.4	1.3
	2029	2.6	1.5	0.4	1.4	1.4
	2030	2.7	1.5	0.7	1.4	1.5
	Start to trough[2]	n/a	n/a	(0.7)	(5.0)	n/a
	5-year average increase/decrease[3]	2.3	1.4	0.2	(0.1)	n/a
Bank Rate	2024 (actual)	4.75	4.75	4.75	4.75	4.75
	2025	3.75	3.75	3.75	3.75	3.75
	2026	3.00	3.25	4.50	2.00	3.40
	2027	3.00	3.25	3.25	1.50	3.04
	2028	3.00	3.25	3.25	2.50	3.14
	2029	3.00	3.25	3.25	2.75	3.16
	2030	3.00	3.25	3.25	3.00	3.19
	5-year end period	3.00	3.25	3.25	3.00	n/a
	5-year peak	3.75	3.75	4.50	3.75	3.79
HPI	2024 (actual)	4.0	4.0	4.0	4.0	4.0
	2025	2.3	1.5	0.1	0.3	1.2
	2026	4.1	2.5	(5.3)	(12.1)	(0.6)
	2027	4.5	3.0	(4.4)	(11.9)	0.2
	2028	4.5	3.0	0.7	(4.9)	2.1
	2029	4.5	3.0	3.4	7.2	3.7
	2030	4.5	3.0	4.4	7.1	3.9
	Start to trough[2]	n/a	n/a	(10.2)	(28.0)	(0.3)
	5-year average increase/decrease[3]	4.4	2.9	(0.7)	(3.7)	n/a
Unemployment	2024 (actual)	4.4	4.4	4.4	4.4	4.4
	2025	4.7	4.8	5.1	5.2	4.9
	2026	4.7	4.9	5.7	6.8	5.3
	2027	4.1	4.7	5.8	8.5	5.3
	2028	4.0	4.4	5.8	7.9	5.0
	2029	4.0	4.3	5.9	7.1	4.9
	2030	4.0	4.3	6.0	6.4	4.9
	5-year end period	4.0	4.3	6.0	6.4	n/a
	5-year peak	4.7	4.9	6.0	8.5	5.3
CRE price growth	2024 (actual)	0.5	0.5	0.5	0.5	0.5
	2025	2.1	1.7	(0.2)	(0.8)	1.0
	2026	6.7	2.2	(3.1)	(16.8)	(0.3)
	2027	5.8	2.5	(1.9)	(7.2)	1.2
	2028	3.6	2.2	(0.8)	2.5	1.8
	2029	4.0	1.9	0.3	3.0	2.0
	2030	2.3	1.5	2.4	3.9	2.1
	Start to trough[2]	n/a	n/a	(6.7)	(24.1)	(0.1)
	5-year average increase/decrease[3]	4.6	2.2	(0.9)	(3.8)	n/a
1Our Q4-25 forecast used for ECL calculation. GDP is the calendar year annual growth rate. HPI and CRE price growth is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2GDP, HPI and CRE start is taken from level at Q3-25.
3This is the compound annual growth rate (CAGR) based on a 5-year period which represents an average annualised growth rate.

Annual Report 2025	Santander UK plc	55

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The table below sets out our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 31 December 2024:

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2023 (actual)	0.3	0.3	0.3	0.3	0.3
	2024	0.9	0.9	0.8	0.4	0.8
	2025	2.0	1.4	(0.4)	(3.4)	0.6
	2026	2.5	1.6	0.3	(0.9)	1.2
	2027	2.5	1.4	0.9	1.3	1.4
	2028	2.5	1.4	1.0	2.8	1.6
	2029	2.5	1.4	1.1	2.8	1.6
	Start to trough[2]	n/a	n/a	(0.7)	(5.2)	n/a
	5-year average increase/decrease[3]	2.4	1.5	0.6	0.3	n/a
Bank Rate	2023 (actual)	5.25	5.25	5.25	5.25	5.25
	2024	4.75	4.75	4.75	4.75	4.75
	2025	3.25	3.75	4.50	2.25	3.71
	2026	3.00	3.50	3.25	1.50	3.16
	2027	3.00	3.25	3.00	2.50	3.08
	2028	3.00	3.25	3.00	2.75	3.10
	2029	3.00	3.25	3.00	3.00	3.13
	5-year end period	3.00	3.25	3.00	3.00	n/a
	5-year peak	4.75	4.75	4.75	4.75	4.75
HPI	2023 (actual)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)
	2024	4.8	4.5	2.0	1.3	3.6
	2025	4.3	3.0	(5.8)	(20.1)	(1.2)
	2026	4.7	3.0	(3.7)	(14.7)	0.3
	2027	4.6	3.0	2.9	5.8	3.4
	2028	4.5	3.0	4.4	9.6	4.0
	2029	4.6	3.0	4.6	7.7	4.0
	Start to trough[2]	n/a	n/a	(10.1)	(33.0)	(0.8)
	5-year average increase/decrease[3]	4.7	3.2	n/a	(3.7)	n/a
Unemployment	2023 (actual)	3.8	3.8	3.8	3.8	3.8
	2024	4.4	4.3	4.4	4.4	4.4
	2025	4.1	4.4	5.2	8.3	4.9
	2026	4.0	4.2	5.5	8.2	4.9
	2027	4.0	4.2	5.5	7.6	4.8
	2028	4.0	4.2	5.5	7.0	4.8
	2029	4.0	4.2	5.5	6.4	4.7
	5-year end period	4.0	4.2	5.5	6.4	n/a
	5-year peak	4.4	4.4	5.5	8.5	4.9
CRE price growth	2023 (actual)	(5.6)	(5.6)	(5.6)	(5.6)	(5.6)
	2024	0.4	(0.1)	(2.3)	(2.7)	(0.9)
	2025	5.7	2.5	(5.5)	(14.9)	(0.7)
	2026	5.2	2.8	1.7	(8.5)	2.0
	2027	2.9	2.5	2.0	4.4	2.6
	2028	3.3	2.2	1.8	3.8	2.4
	2029	3.0	2.1	2.4	3.4	2.4
	Start to trough[2]	n/a	n/a	(7.4)	(24.7)	(1.2)
	5-year average increase/decrease[3]	4.0	2.3	(0.1)	(3.3)	n/a
1Our Q4-24 forecast used for ECL calculation. GDP is the calendar year annual growth rate. HPI and CRE price growth is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2GDP. HPI and CRE start is taken from level at Q3-24.
3This is the compound annual growth rate (CAGR) based on a 5-year period which represents an average annualised growth rate.
Scenario weights
Each quarter, we review the scenario weights we apply. We consider the weights of the economic scenarios as a whole, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of the weight of a scenario, we undertake a Monte Carlo analysis to estimate the likelihood of a five-year average GDP forecast growth rate occurring based on the long-run historically observed average. We then create a standard distribution bell curve around this long run average. This allows us to estimate the probability of a given GDP scenario occurring based on past experience and therefore assign a weight to that scenario. We also consider the UK economic and political environment when applying weights.

Annual Report 2025	Santander UK plc	56

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The scenario weights we applied for 2025 and 2024 were:

	Upside	Base case	Downside 1	Downside 2	Weighted
Scenario weights	%	%	%	%	%
2025	15	50	25	10	100
2024	15	50	25	10	100
2025 compared to 2024
We remain of the view that the risks to UK growth are still biased to the downside and include: further geopolitical events creating more challenges for economies both the UK and abroad; the potential for further upside inflation surprises causing inflation to stay above target for longer, raising the cost of living and so reducing consumer demand; continuing weak investment reflecting the uncertain nature of the economic environment; and a continuing and significant mismatch between vacancies and skills along with a smaller labour force, which may bring disruption to any recovery in the latter years of the forecast.
Definition of default (Credit impaired) (audited)
We define a financial instrument as in default (i.e. credit impaired) for the purpose of calculating ECL if it is more than three months past due, or if we have data that suggests the customer is unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail & Business Banking and Consumer Finance
–They have been reported bankrupt or insolvent and are in arrears
–The loan term has ended, and the customer has not repaid the principal in full after three months.
–They have had forbearance while in default and have failed to perform under the new arrangement terms, or have had multiple forbearance. Performing forborne accounts while not in default are reported in Stage 2

–We have suspended their fees and interest because they are in financial difficulties
–We have repossessed the property or the asset.
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
–Performing non-forborne accounts, which under our internal rating-based basis are subject to a 3-month cure period. For accounting purposes, we classify them in Stage 2 until they cure all SICR triggers.
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
–Stage 1: when there has been no SICR since initial recognition. We apply a loss allowance equal to a 12-month ECL i.e. the proportion of lifetime expected losses that relate to that default event expected in the next 12 months
–Stage 2: when there has been a SICR since initial recognition, but the exposure is not considered credit impaired. We apply a loss allowance equal to the lifetime ECL i.e. the expected loss resulting from all possible defaults throughout the residual life of a facility
–Stage 3: when the exposure is considered credit impaired. We apply a loss allowance equal to the lifetime ECL. Objective evidence of credit impairment is needed. For more, see the section ‘Definition of default (Credit impaired)’ above.
We use quantitative, qualitative and backstop criteria to identify exposures that suffer a SICR. The Credit Risk Provisions Forum (CRPF) reviews and approves our SICR thresholds periodically. The Board Audit Committee reviews and challenges their appropriateness each year, or more often if we change them.

Annual Report 2025	Santander UK plc	57

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
The criteria for 2025 and 2024 were: accounts above the lower absolute PD thresholds below, where the PD has doubled since origination, are treated as Stage
2. Any account above the upper threshold (i.e. 20%) is also treated as Stage 2:

Retail & Business Banking				Consumer Finance[2]	Corporate & Commercial Banking	Corporate Centre
Mortgages	Unsecured Lending[1]
	Personal loans	Credit cards	Overdrafts
30bps	30bps	30bps	30bps	300bps	30bps	Internal rating method
1For larger business banking customers, we apply the same criteria as we use for CCB. Credit cards and Overdrafts lower PD thresholds aligned with the rest of Everyday Banking for consistency.
2Consumer Finance use the comparison of lifetime PDs to determine Stage allocation, unlike other products which first turn the lifetime PD into an average yearly PD (annualised) and then do the comparison. In addition, Consumer Finance does not apply the upper absolute PD threshold criteria.
Qualitative criteria
We also use qualitative criteria to identify where an exposure has increased in credit risk, independent of changes in PD. The criteria for 2025 and 2024 were:

Retail & Business Banking				Consumer Finance	Corporate & Commercial Banking	Corporate Centre
Mortgages	Unsecured Lending[1]
	Personal loans	Credit cards	Overdrafts
–In forbearance –Default in last 24m –30 Days Past Due (DPD) in last 12m –Bankrupt –£100+ arrears –Over-indebted customers –Interest Only accounts 24m pre-maturity	–In Collections –Default in last 12m –£50+ arrears	–In forbearance –Default in last 12m –In Collections –£100+ arrears –Behaviour score indicators	–Fees suspended –Default in last 12m –Debit dormant >35 days –Any excess in month	–In forbearance –Deceased or Insolvent –Court ‘Return of goods’ order or Police watchlist –Agreement terminated –Payment holiday –Cash Collection	–In forbearance –Default in last 12m –Watchlist: proactive management –Default at proxy origination –Customers in a high- risk sector	–Watchlist: proactive management
1For larger business banking customers, we apply the same criteria that we use for Corporate & Commercial Banking.
If needed, we apply additional qualitative assessments as part of JAs in response to situations where known or expected risk factors and data are not considered in the modelling process. See 'Judgemental Adjustments (JAs)' below for more on this.
Backstop criteria
As a backstop, we classify all exposures more than 30 or 90 DPD in at least Stage 2 or in Stage 3, respectively. This means that we do not rebut the backstop presumptions in IFRS 9 (i.e. credit risk has significantly increased if contractual payments are more than 30 DPD) relating to either a SICR or default.
Improvement in credit risk or cure
We transfer Stage 3 exposures to Stage 2 or Stage 1 when we no longer consider them to be credit impaired. We transfer Stage 2 exposures to Stage 1 when we no longer consider them to have suffered a SICR. Where we identified a SICR using quantitative criteria, we transfer the exposures to Stage 1 when they no longer meet the original PD-based transfer criteria. Where we identified a SICR using qualitative criteria, the issues that led to the transfer must be cured before we transfer the exposure to Stage 1. For a loan to exit forbearance, it must meet the conditions set out in the section ‘Forbearance’ in the 'Credit risk' section of the
Risk review.

Annual Report 2025	Santander UK plc	58

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Judgemental Adjustments (JAs) (audited)
We use a range of methods to identify whether we need a JA. These include regular reviews of model monitoring tools, changes in the period, trend analysis, comparisons against forecasts, and inputs from expert teams who manage key portfolio risks. We only recognise a JA if its expected impact is over £1m and keep it in place until we no longer need it. This is usually when we build it into our core credit model or the conditions that led to raising the JA no longer exist.
Our Risk Provisions & Forecasting team calculate JAs to ensure they are incremental to the core credit model and calculated in a consistent and controlled manner. We apply standard end-user computing controls to JAs expected to be in place for more than six months. The CRPF reviews and approves all JAs on a quarterly basis.

	Retail & Business Banking
		Everyday Banking		Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
	Mortgages	Credit Cards	Other
2025	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	104	160	115	74	110	—	563
Individually assessed	8	—	—	—	180	—	188
ECL before Judgemental Adjustments	112	160	115	74	290	—	751
Judgemental Adjustments
Affordability and Cost of Living	2	—	6	—	1	—	9
Adjustments to modelled forecast parameters	23	(5)	13	(11)	5	—	25
Corporate single large exposure	—	—	—	—	27	—	27
Total Judgemental Adjustments	25	(5)	19	(11)	33	—	61
Total ECL	137	155	134	63	323	—	812
Total JAs as a percentage of Total ECL (%)							8

2024	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	127	149	122	69	142	—	609
Individually assessed	6	—	—	—	162	—	168
ECL before Judgemental Adjustments	133	149	122	69	304	—	777
Judgemental Adjustments
Affordability and Cost of Living	11	—	6	—	14	—	31
Adjustments to modelled forecast parameters	28	1	8	—	—	—	37
Corporate single large exposure	—	—	—	—	24	—	24
Total Judgemental Adjustments	39	1	14	—	38	—	92
Total ECL	172	150	136	69	342	—	869
Total JAs as a percentage of Total ECL (%)							11

Annual Report 2025	Santander UK plc	59

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Judgemental Adjustments
–Affordability and Cost of Living: In 2025, Bank Rate continued to gradually reduce, with inflation stabilising and overall credit performance across UK retail lending remained resilient. As a result, we reduced the Affordability and Cost of Living JAs, consistent with the improved macroeconomic outlook and continued
portfolio stability
–Adjustments to modelled forecast parameters: In 2025, our model monitoring framework identified where modelled outputs are not considered a true representation of the risks present in the current economic environment, resulting in under and over estimations. In addition, we introduced a new JA to recalibrate LGDs in Consumer Finance.
–Corporate single large exposure: This JA safeguards against individual large exposures defaulting over a short period. It was used for one case in 2025.
This JA was replenished in 2025 to reflect the risk of single name defaults, incurring high losses, as UK corporate insolvencies have risen to a 30-year high and government support schemes have ceased. We continue to assess the risk over the medium term based on actual experience and refine the estimate based on changes in our portfolio credit quality and loan size mix.
Climate change
In the last few years we continued to assess the risks to asset valuations in the customer loan book from both transitional and physical risks associated with climate change. Similar to previous years, at 31 December 2025, we did not consider it appropriate to recognise a climate risk related JA for the following reasons:
–The behavioural life of the loan book is less than five years. Any material transitional risks are generally regarded to be relevant over a longer timeframe than five years and, as such, the risk predominantly relates to assets yet to be written;
–There have been no observed default events or SICRs due to climate change for any part of the loan book;
–The absolute exposure to fossil fuel industries is not material. On an individually assessed basis, clients in these industries are highly rated and their markets remain highly liquid;
–The residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles. The residual value risk is already set to capture the inherent risk of diesel obsolescence and measurement uncertainty of electric vehicles;
–ECL calculations are based on forward-looking economic scenarios developed by management covering a period of five years, during which timeframe climate change risks may not crystallise;
–The proportion of our mortgage loans subject to flood and subsidence risk is not considered material. The terms of our mortgage lending also require homeowners to have an active flood protection at any point of the contract. This assessment relies upon availability of risk cover from private insurers and Flood
Re. The potential risk may increase over time if flooding due to climate change increases and/or insurance market circumstances change.
Internal credit risk rating for corporate borrowers (audited)
We use our internal rating to determine the Probability of Default for a client.
Individually assessed corporate exposures (audited)
We assess the ECL requirement for single name corporate exposures on an individual basis when they meet our definition of default and are transferred into
Stage 3. In 2025, we also enhanced our approach to individually assess the ECL requirements for high Leveraged Finance Transactions in Stage 2. Individual assessment uses the latest specific data about the counterparty's estimated future cash flows, and collateral valuations, to determine a probability weighted ECL based on a best, worst and mid case outcome. For all these individually assessed loans, the ECL allowance was £180m at 31 December 2025 (2024: £162m).
Had management assumed the best or worst outcome for loss estimates, the ECL allowance could have been within a range of £92m to £316m (2024: £63m to
£291m).

Annual Report 2025	Santander UK plc	60

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Sensitivity of ECL allowance to economic scenarios and weights (audited)
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios. In addition, the ECL allowance for residential mortgages is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that may have had a material impact on the ECL allowance and profit before tax.
Scenario sensitivity
The tables below show the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each scenario and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECLs which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside	Base case	Downside 1	Downside 2	Weighted
2025	£m	£m	£m	£m	£m
Exposure	293,493	293,493	293,493	293,493	293,493
Retail & Business Banking	201,290	201,290	201,290	201,290	201,290
Of which:
– Mortgages	180,339	180,339	180,339	180,339	180,339
Consumer Finance	4,979	4,979	4,979	4,979	4,979
Corporate & Commercial Banking	27,361	27,361	27,361	27,361	27,361
Corporate Centre	59,863	59,863	59,863	59,863	59,863

ECL	730	761	899	1,119	812
Retail & Business Banking	357	381	483	689	426
Of which:
– Mortgages	87	100	177	366	137
Consumer Finance	62	62	64	64	63
Corporate & Commercial Banking	311	318	352	366	323
Corporate Centre	—	—	—	—	—

	Upside	Base case	Downside 1	Downside 2	Weighted
2024	£m	£m	£m	£m	£m
Exposure	283,860	283,860	283,860	283,860	283,860
Retail & Business Banking	196,732	196,732	196,732	196,732	196,732
Of which:
– Mortgages	176,026	176,026	176,026	176,026	176,026
Consumer Finance	4,759	4,759	4,759	4,759	4,759
Corporate & Commercial Banking	26,307	26,307	26,307	26,307	26,307
Corporate Centre	56,062	56,062	56,062	56,062	56,062

ECL	741	774	921	1,524	869
Retail & Business Banking	380	403	517	1,051	458
Of which:
– Mortgages	112	128	218	705	172
Consumer Finance	67	68	69	70	69
Corporate & Commercial Banking	294	303	335	403	342
Corporate Centre	—	—	—	—	—
2025 compared to 2024
ECL reduced by £57m, reflecting reductions across almost all portfolios. The decrease was mainly driven by mortgages due to refinance-related JA releases, economic updates and the sale of high RWA mortgages in Q3-25.

Annual Report 2025	Santander UK plc	61

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

HPI sensitivity
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions used to calculate the modelled ECL allowance for residential mortgages would have the most significant impact on the modelled ECL allowance. The table below shows the modelled ECL impact on the profit before tax of applying an immediate and permanent house price increase/decrease to our unweighted base case scenario, and assumes no changes to the stage allocation of exposures.

	Increase/decrease in house prices
	+20%	+10%	-10%	-20%
Increase/(decrease) in profit before tax	£m	£m	£m	£m
2025	38	24	(43)	(126)
2024	34	21	(38)	(112)
2025 compared to 2024
The impairment model assumes that low LTV accounts experience a similar loss even when HPI decreases, and the impact on the ECL is limited. These results are consistent with the prior period, although updated economic forecasts project slightly larger fluctuations.
Measuring ECL (audited)
For our mortgages and CCB portfolios, where accounts are not in default at the reporting date, we estimate a quarterly ECL for each exposure and for each quarter over the forecast period. The lifetime ECL is the sum of the quarterly ECLs over the forecast period, while the 12-month ECL is limited to the first four quarters. We calculate each quarterly ECL as the discounted value for the relevant forecast month of the product of the following factors:

Factor	Description
Survival rate (SR)	The probability that the exposure has not closed or defaulted since the reporting date.
Probability of default (PD)
The likelihood of a borrower defaulting in the following quarter, assuming it has not closed or defaulted since the reporting date. For each quarter in the forecast period, we estimate the quarterly PD from a range of factors. These include key risk drivers for the exposure, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.

Exposure at default (EAD)
The amount we expect to be owed if a default, or sale in the case of retail mortgages, event occurs. We determine EAD for each quarter of the forecast period by the expected payment profile, which varies by product. For amortising products, we base it on the borrower’s contractual repayments over the forecast period. We adjust this for any expected overpayments on Stage 1 accounts that the borrower may make and for any arrears we expect if the account was to default. For revolving products, or amortising products with an off-balance sheet element, we determine EAD using the balance at default and the contractual exposure limit. We vary these assumptions by product and base them on analysis of recent default data.

Loss given default (LGD)
Our expected loss if a default event were to occur. We express it as a percentage and calculate it based on factors that we have observed to affect the likelihood and/or value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we consider collateral values as well as the historical discounts to market/book values due to forced sales type.

We use the original effective interest rate as the discount rate. For accounts in default, we use the EAD as the reporting date balance. We also calculate an LGD to reflect the default status of the account, considering the current DPD and loan-to-value. PD and SR are not required for accounts in default.
Forecast period
We base the forecast period for amortising facilities on the remaining contract term. For revolving facilities, we base it on the behavioural, rather than contractual, characteristics of the facility type.
Forward-looking information
Our assessments of a SICR and the calculation of ECL allowances incorporate forward-looking data. We perform historical analysis and identify the key economic variables that impact credit risk and ECL allowances for each portfolio. These can include house price growth, GDP, unemployment rate and BoE Bank Rate.
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
Grouping of instruments for losses measured on a collective basis
We measure ECL at the individual financial instrument level. However, where we use internal capital or similar models as the basis for our ECL models, this typically results in a large number of relatively small homogenous groups. We typically group instruments where they share risk characteristics using statistical models and assess them for impairment collectively. We use this approach for all our Retail & Business Banking and Consumer Finance portfolios and SME customers in Corporate & Commercial Banking.
We calculate separate collective provisions for instruments in Stages 1, 2 and 3 where the instrument is not individually assessed.
For all our portfolios (whether we assess them for impairment individually or collectively) we use four forward-looking economic scenarios.

Annual Report 2025	Santander UK plc	62

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Governance around ECL impairment allowances (audited)
Our Risk Methodology team developed our ECL models (except for the external models we use, such as OGEM which we described earlier in ‘Our forecasting approach’), and our Independent Validations team reviews all material models. As model users, our Risk Provisioning & Forecasting team run the models to calculate our ECL each month. The models are sensitive to changes in credit conditions and reflect management judgements that give rise to measurement uncertainty in our ECL, as set out above. The following committees and forums review the provision drivers and ensure that the ECL remains appropriate:
–Model Risk Control Forum reviews and approves new models and model changes. It also reviews the use of OGEM as a reliable model on which to base our other forecast macroeconomic variables. We use it across all stress testing and planning, so it is subject to model risk criteria.
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
–Benchmarking: we compare our coverage levels with our peers
–Stand-back testing: we monitor the level of our coverage against actual write-offs
–Back-testing: we compare key drivers periodically as part of model monitoring
–Monitoring trends: we track ECL and Stage classification over time and against our internal budgets and forecasts, with triggers set accordingly.

Annual Report 2025	Santander UK plc	63

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
The credit risk balances in these credit risk review sections include interest we have charged to the customer’s account, but not accrued interest that we have not charged to the account yet, unless otherwise stated.
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
life of the facility, the maximum exposure is the total amount of the commitment.

	Maximum exposure
	Balance sheet asset			Off-balance sheet			Collateral[1]
	Gross amounts	Loss allowance	Net amounts	Gross amounts	Loss allowance	Net amounts	Cash	Non-cash	Netting[2]	Net exposure
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	29.4	—	29.4	—	—	—	—	—	—	29.4
Financial assets at amortised cost:
Loans and advances to customers:[3]
–Residential Mortgages[4]	167.3	(0.1)	167.2	13.1	—	13.1	—	(169.9)	—	10.4
–Corporate loans	20.4	(0.2)	20.2	7.7	—	7.7	—	(15.7)	—	12.2
–Finance leases	4.3	(0.1)	4.2	—	—	—	—	(4.2)	—	—
–Accrued interest and other adjustments	0.8	—	0.8	0.4	—	0.4	—	—	—	1.2
–Other unsecured loans	5.5	(0.3)	5.2	14.7	(0.1)	14.6	—	—	—	19.8
–Amounts due from fellow Banco Santander group subsidiaries and JVs	5.0	—	5.0	—	—	—	—	—	—	5.0
Total loans and advances to customers	203.3	(0.7)	202.6	35.9	(0.1)	35.8	—	(189.8)	—	48.6
–Loans and advances to banks	1.0	—	1.0	0.7	—	0.7	—	—	—	1.7
–Reverse repurchase agreements – non trading	17.7	—	17.7	2.2	—	2.2	—	(16.5)	(1.2)	2.2
–Other financial assets at amortised cost	4.0	—	4.0	—	—	—	—	—	—	4.0
Total financial assets at amortised cost	226.0	(0.7)	225.3	38.8	(0.1)	38.7	—	(206.3)	(1.2)	56.5
Financial assets at fair value at FVOCI:
–Debt securities	5.2	—	5.2	—	—	—	—	—	—	5.2
Total financial assets at FVOCI	5.2	—	5.2	—	—	—	—	—	—	5.2
Total	260.6	(0.7)	259.9	38.8	(0.1)	38.7	—	(206.3)	(1.2)	91.1

2024
Cash and balances at central banks	29.9	—	29.9	—	—	—	—	—	—	29.9
Financial assets at amortised cost:
Loans and advances to customers:[3]
–Residential Mortgages[4]	165.2	(0.2)	165.0	10.8	—	10.8	—	(168.0)	—	7.8
–Corporate loans	18.6	(0.3)	18.3	7.8	—	7.8	—	(14.9)	—	11.2
–Finance leases	4.2	(0.1)	4.1	—	—	—	—	—	—	4.1
–Accrued interest and other adjustments	0.8	—	0.8	0.4	—	0.4	—	—	—	1.2
–Other unsecured loans	6.6	(0.2)	6.4	14.2	(0.1)	14.1	—	—	—	20.5
–Amounts due from fellow Banco Santander group subsidiaries and JVs	4.8	—	4.8	—	—	—	—	—	—	4.8
Total loans and advances to customers	200.2	(0.8)	199.4	33.2	(0.1)	33.1	—	(182.9)	—	49.6
–Loans and advances to banks	1.0	—	1.0	0.5	—	0.5	—	—	—	1.5
–Reverse repurchase agreements – non trading	10.3	—	10.3	2.0	—	2.0	—	(10.3)	(0.1)	1.9
–Other financial assets at amortised cost	3.4	—	3.4	—	—	—	—	—	—	3.4
Total financial assets at amortised cost	214.9	(0.8)	214.1	35.7	(0.1)	35.6	—	(193.2)	(0.1)	56.4
Financial assets at FVOCI:
–Debt securities	9.0	—	9.0	—	—	—	—	—	—	9.0
Total financial assets at FVOCI	9.0	—	9.0	—	—	—	—	—	—	9.0
Total	253.8	(0.8)	253.0	35.7	(0.1)	35.6	—	(193.2)	(0.1)	95.3
1The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
2We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives and securities finance transactions, we use standard master netting agreements. For more on this, see ‘Credit risk mitigation’ in the ‘Credit risk – Credit risk management’ section.
3Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to the account yet.
4The collateral value shown against advances secured on residential property is limited to the balance of each associated individual loan. It does not include the impact of over–collateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off–balance sheet commitments.

Annual Report 2025	Santander UK plc	64

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The tables below show the main differences between our maximum and net exposure to credit risk on the financial assets that credit risk affects and to which the impairment requirements in IFRS 9 are not applied.

	Balance sheet asset gross amount	Collateral[1]		Netting[2]	Net exposure
		Cash	Non-cash
2025	£bn	£bn	£bn	£bn	£bn
Financial assets at FVTPL:
–Derivative financial instruments	0.9	(0.4)	—	(0.4)	0.1
–Other financial assets at FVTPL	0.1	—	—	—	0.1
Total	1.0	(0.4)	—	(0.4)	0.2

2024
Financial assets at FVTPL:
–Derivative financial instruments	1.2	(0.7)	—	(0.4)	0.1
–Other financial assets at FVTPL	0.1	—	—	—	0.1
Total	1.3	(0.7)	—	(0.4)	0.2
1The forms of collateral we take to reduce credit risk include: liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions;
and receivables.
2We can reduce credit risk exposures by applying netting. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives and securities finance transactions, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty against our obligations to the counterparty in relation to transactions under the master netting agreement in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Credit risk – Credit risk management’ section.
Single credit rating scale
In the table below, we use a single rating scale to ensure we are consistent across all our credit risk portfolios in how we report the risk of default. It has eight grades for non–defaulted exposures, from 9 (lowest risk) to 2 (highest risk). We define each grade by an upper and lower PD value and we scale the grades so that the default risk increases by a factor of ten every time the grade number drops by two steps. For example, grade 9 has an average PD of 0.010%, and grade
7 has an average PD of 0.100%. We give defaulted exposures a grade 1 and a PD value of 100%. In the final column of the table, we show the approximate equivalent credit rating grade used by Standard & Poor’s Ratings Services (S&P).

Santander UK risk grade	PD range
	Mid	Lower	Upper	S&P equivalent
	%	%	%
9	0.010	0.000	0.021	AAA to AA+
8	0.032	0.021	0.066	AA to AA-
7	0.100	0.066	0.208	A+ to BBB
6	0.316	0.208	0.658	BBB- to BB
5	1.000	0.658	2.081	BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B-
2	31.623	20.811	99.999	CCC to C
1 (Default)	100.000	100.000	100.000	D
The PDs in the table above relate to Economic Capital (EC) PD mappings, calculated based on the average PD over an economic cycle. This is different to the
IFRS 9 PDs which are calculated at a point in time using forward looking economic scenarios. Where possible, the EC PD values are aligned to the regulatory capital models; however, any regulatory floors are removed and PDs are defined at every possible rating rather than grouped into rating buckets.

Annual Report 2025	Santander UK plc	65

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Rating distribution (audited)
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. Financial assets with low risk concentrations are not included and are all investment grade. JAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other[1,2]
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	11.2	31.6	80.9	46.1	15.4	6.2	5.0	6.9	(0.7)	202.6
–Stage 1	11.0	31.0	77.9	41.0	12.4	2.9	0.7	6.8	(0.1)	183.6
–Stage 2	0.2	0.6	3.0	5.1	3.0	3.3	2.1	0.1	(0.3)	17.1
–Stage 3	—	—	—	—	—	—	2.2	—	(0.3)	1.9
Of which mortgages:	10.6	29.7	75.5	39.3	6.7	3.0	2.4	0.1	(0.1)	167.2
–Stage 1	10.4	29.1	72.4	34.3	4.3	0.4	0.1	—	—	151.0
–Stage 2	0.2	0.5	3.1	5.0	2.4	2.6	1.0	—	—	14.8
–Stage 3	—	0.1	—	—	—	—	1.3	0.1	(0.1)	1.4

Total off–balance sheet	10.1	8.9	8.5	4.0	1.9	0.9	0.7	3.8	(0.1)	38.7
–Stage 1	10.1	8.8	8.3	3.8	1.7	0.7	0.4	3.8	—	37.6
–Stage 2	—	0.1	0.2	0.2	0.2	0.2	0.2	—	(0.1)	1.0
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other[1,2]
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	—	—	—	—	0.2	0.1	0.4	—	0.7	0.3
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3	1.7
–Stage 3	—	—	—	—	—	—	0.3	—	0.3	13.6
Of which mortgages:	—	—	—	—	—	—	0.1	—	0.1	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	—	—	—	—	—
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	6.7

Total off–balance sheet	—	—	—	—	—	0.1	—	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	9.1
–Stage 3	—	—	—	—	—	—	—	—	—	—

Annual Report 2025	Santander UK plc	66

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other[1,2]		Total
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	5.8	31.3	81.8	46.4	15.6	6.8	5.4	7.1	(0.8)	199.4
–Stage 1	5.7	30.6	78.1	40.5	12.4	2.8	0.6	6.9	(0.1)	177.5
–Stage 2	0.1	0.7	3.7	5.9	3.2	3.9	2.4	0.1	(0.3)	19.7
–Stage 3	—	—	—	—	—	0.1	2.4	0.1	(0.4)	2.2
Of which mortgages:	5.2	29.8	76.5	40.8	6.5	3.3	3.1	—	(0.2)	165.0
–Stage 1	5.1	29.3	72.9	35.0	4.0	0.4	—	—	—	146.7
–Stage 2	0.1	0.5	3.6	5.8	2.5	2.9	1.3	—	(0.1)	16.6
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7

Total off–balance sheet	6.9	8.9	9.0	4.2	1.9	0.8	0.7	3.3	(0.1)	35.6
–Stage 1	6.9	8.8	8.8	4.0	1.7	0.5	0.4	3.3	—	34.4
–Stage 2	—	0.1	0.2	0.2	0.2	0.3	0.2	—	(0.1)	1.1
–Stage 3	—	—	—	—	—	—	0.1	—	—	0.1

	Santander UK risk grade									Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other[1,2]	Total
2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	—	—	—	—	0.2	0.1	0.5	—	0.8	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3	1.5
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	18.2
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.6
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.9

Total off–balance sheet	—	—	—	—	—	0.1	—	—	0.1	0.3
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	9.1
–Stage 3	—	—	—	—	—	—	—	—	—	—
1Includes Joint Ventures and Business Banking (including BBLs balances). We use scorecards for these items, rather than rating models.
2Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Annual Report 2025	Santander UK plc	67

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

	Customer Loans					12 month Gross write- offs	Loan Loss Allowances
	Total	Stage 1	Stage 2	Stage 3[1]
2025	£bn	£bn	£bn	£bn	%	£m	£m
Retail & Business Banking	173.5	156.2	15.7	1.6	0.95	168	384
– Mortgages	167.3	151.0	14.8	1.5	0.88	15	137
– Credit Cards	3.1	2.6	0.4	0.1	2.88	55	137
– Unsecured Personal Loans	2.0	1.8	0.2	—	1.07	65	57
– Overdrafts	0.4	0.2	0.2	—	6.87	24	37
– Business Banking	0.7	0.6	0.1	—	5.65	9	16
Consumer Finance	5.0	4.6	0.4	—	0.96	27	63
Corporate & Commercial Banking	18.9	16.9	1.4	0.6	3.42	53	282
Corporate Centre	—	—	—	—	0.15	—	—
Total Drawn	197.4	177.7	17.5	2.2	1.18	248	729
Retail & Business Banking	27.8	27.0	0.8	—		—	42
– Mortgages	13.1	12.8	0.3	—		—	—
– Credit Cards	11.6	11.3	0.3	—		—	18
– Unsecured Personal Loans	—	—	—	—		—	—
– Overdrafts	2.9	2.7	0.2	—		—	23
– Business Banking	0.2	0.2	—	—		—	1
Consumer Finance	—	—	—	—		—	—
Corporate & Commercial Banking	8.4	8.1	0.3	—		—	41
Corporate Centre	2.6	2.6	—	—		—	—
Total Undrawn	38.8	37.7	1.1	—		—	83
Total	236.2	215.4	18.6	2.2		248	812

2024	£bn	£bn	£bn	£bn	%	£m	£m
Retail & Business Banking	171.7	152.2	17.6	1.9	1.17	156	421
– Mortgages	165.1	146.7	16.7	1.7	1.08	9	172
– Credit Cards	2.8	2.3	0.5	—	2.75	51	135
– Unsecured Personal Loans	2.1	1.9	0.2	—	1.20	60	63
– Overdrafts	0.5	0.3	0.2	—	7.40	26	37
– Business Banking	1.2	1.0	—	0.2	7.10	10	14
Consumer Finance	4.8	4.5	0.3	—	0.77	25	69
Corporate & Commercial Banking	18.0	15.2	2.1	0.7	3.96	49	294
Corporate Centre	—	—	—	—	—	—	—
Total Drawn	194.5	171.9	20.0	2.6	1.42	230	784
Retail & Business Banking	25.0	24.3	0.7	—		—	37
– Mortgages	10.8	10.5	0.3	—		—	—
– Credit Cards	10.9	10.7	0.2	—		—	15
– Unsecured Personal Loans	—	—	—	—		—	—
– Overdrafts	3.1	2.9	0.2	—		—	20
– Business Banking	0.2	0.2	—	—		—	2
Consumer Finance	—	—	—	—		—	—
Corporate & Commercial Banking	8.3	7.7	0.5	0.1		—	48
Corporate Centre	2.4	2.4	—	—		—	—
Total Undrawn	35.7	34.4	1.2	0.1		—	85
Total	230.2	206.3	21.2	2.7		230	869
1Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

Annual Report 2025	Santander UK plc	68

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Arrears over 90 days past due

	31 December 2025	31 December 2024
	%	%
Retail & Business Banking
–Mortgages	0.65	0.80
–Credit Cards	0.55	0.56
–Unsecured Personal Loans	0.78	0.88
–Overdrafts	3.09	3.05
–Business Banking	3.83	3.89
Consumer Finance	0.44	0.53
Corporate & Commercial Banking	1.04	1.04
2025 compared to 2024
Mortgage loans in Stage 2 and 3 decreased, supported by the Q3-25 sale of high RWA mortgage assets. Stage 2 ratios increased across the smaller retail unsecured portfolios, mainly overdrafts, due to an increase in the SICR criteria for non-arrears Stage 2 loans. CCB loans in Stage 2 and 3 decreased, driven by overall improvement in asset quality.
ECL provision
The ECL provision at 31 December 2025 decreased by £57m to £812m (2024: £869m), reflecting reductions across almost all portfolios. The decrease was mainly driven by mortgages due to refinance-related JA releases, economic updates and the sale of high RWA mortgages in Q3-25.
Gross write-off utilisation of £248m (2024: £230m) was largely driven by unsecured retail.
Key movements in exposures in 2025 by Stage were:
- Stage 1 exposures increased mainly due to higher Mortgage new business.
- Stage 2 exposures reduced driven by the unwinding of the Mortgages Refinance JA moving customers back into stage 1 and an asset sale in Q3 2025.
- Stage 3 exposures reduced in 2025 primarily due to Mortgages driven by the asset sale in Q3 2025.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.

Annual Report 2025	Santander UK plc	69

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit quality (audited)
Total on-balance sheet exposures at 31 December 2025 comprised £197.4bn of customer loans, loans and advances to banks of £1.0bn, £21.7bn of sovereign assets measured at amortised cost, £5.2bn of assets measured at FVOCI, and £29.4bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	156,212	15,657	1,592	173,461
Consumer Finance	4,595	336	48	4,979
Corporate & Commercial Banking	16,859	1,445	623	18,927
Corporate Centre	57,305	—	—	57,305
Total on-balance sheet	234,971	17,438	2,263	254,672
Off–balance sheet
Retail & Business Banking[1]	27,026	752	51	27,829
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	8,074	334	26	8,434
Corporate Centre	2,558	—	—	2,558
Total off–balance sheet[2]	37,658	1,086	77	38,821
Total exposures	272,629	18,524	2,340	293,493

ECL
On-balance sheet
Retail & Business Banking	54	207	123	384
Consumer Finance	14	21	28	63
Corporate & Commercial Banking	53	35	194	282
Corporate Centre	—	—	—	—
Total on-balance sheet	121	263	345	729
Off–balance sheet
Retail & Business Banking	11	29	2	42
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	25	9	7	41
Corporate Centre	—	—	—	—
Total off–balance sheet	36	38	9	83
Total ECL	157	301	354	812

Coverage ratio[3]	%	%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.7	0.2
Consumer Finance	0.3	6.2	58.4	1.3
Corporate & Commercial Banking	0.3	2.4	31.1	1.5
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	1.5	15.2	0.3
Off–balance sheet
Retail & Business Banking	—	3.9	2.7	0.1
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.3	2.7	28.1	0.5
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.5	11.4	0.2
Total coverage	0.1	1.6	15.1	0.3
1Off-balance sheet exposures include £8.8bn of residential mortgage offers in the pipeline.
2Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 30 to the Consolidated Financial Statements.
3ECL as a percentage of the related exposure.

Annual Report 2025	Santander UK plc	70

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Total on-balance sheet exposures at 31 December 2024 comprised £194.5bn of customer loans, loans and advances to banks of £1.0bn, £13.7bn of sovereign assets measured at amortised cost, £9.0bn of assets measured at FVOCI, and £29.9bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	152,198	17,571	1,955	171,724
Consumer Finance	4,389	334	36	4,759
Corporate & Commercial Banking	15,280	2,098	651	18,029
Corporate Centre	53,699	—	—	53,699
Total on-balance sheet	225,566	20,003	2,642	248,211
Off–balance sheet
Retail & Business Banking[1]	24,211	745	52	25,008
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	7,743	470	65	8,278
Corporate Centre	2,363	—	—	2,363
Total off–balance sheet[2]	34,317	1,215	117	35,649
Total exposures	259,883	21,218	2,759	283,860

ECL
On-balance sheet
Retail & Business Banking	52	223	146	421
Consumer Finance	16	27	26	69
Corporate & Commercial Banking	55	71	168	294
Corporate Centre	—	—	—	—
Total on-balance sheet	123	321	340	784
Off–balance sheet
Retail & Business Banking	12	24	1	37
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	18	14	16	48
Corporate Centre	—	—	—	—
Total off–balance sheet	30	38	17	85
Total ECL	153	359	357	869

Coverage ratio[3]	%	%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.5	0.2
Consumer Finance	0.4	8.2	71.2	1.4
Corporate & Commercial Banking	0.4	3.4	25.9	1.6
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	1.6	12.9	0.3
Off–balance sheet
Retail & Business Banking	—	3.2	2.6	0.1
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.2	3.0	24.2	0.6
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.1	14.6	0.2
Total coverage	0.1	1.7	13.0	0.3

1Off-balance sheet exposures include £6.1bn of residential mortgage offers in the pipeline.
2Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 30 to the Consolidated Financial Statements.
3ECL as a percentage of the related exposure.

Annual Report 2025	Santander UK plc	71

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL allowance by the reason the exposure is classified as Stage 2.

2025		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance	Other[1]	Mortgage Refinancing
Retail & Business Banking	Exposure £m	463	8,945	389	485	4,965	410	15,657
	ECL £m	17	120	27	5	36	2	207
Of which -Mortgages	Exposure £m	394	8,365	281	474	4,855	410	14,779
	ECL £m	5	40	3	3	16	2	69
Consumer Finance	Exposure £m	31	170	13	2	120	—	336
	ECL £m	8	8	4	—	1	—	21
Corporate & Commercial Banking	Exposure £m	92	771	90	22	470	—	1,445
	ECL £m	—	16	6	—	13	—	35
Corporate Centre	Exposure £m	—	—	—	—	—	—	—
	ECL £m	—	—	—	—	—	—	—
Total Drawn	Exposure £m	586	9,886	492	509	5,555	410	17,438
	ECL £m	25	144	37	5	50	2	263
Undrawn	ECL £m	—	23	6	1	8	—	38
Total Reported	Exposure £m	616	10,504	536	551	5,907	410	18,524
	ECL £m	25	167	43	6	58	2	301

2024		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD Threshold	Forbearance	Other[1]	Mortgage Refinancing
Retail & Business Banking	Exposure £m	592	9,434	478	308	4,955	1,804	17,571
	ECL £m	20	133	29	5	25	11	223
Of which -Mortgages	Exposure £m	504	8,834	350	298	4,898	1,804	16,688
	ECL £m	7	48	3	3	12	11	84
Consumer Finance	Exposure £m	30	155	—	—	149	—	334
	ECL £m	10	11	—	—	6	—	27
Corporate & Commercial Banking	Exposure £m	54	930	61	57	996	—	2,098
	ECL £m	1	38	7	1	24	—	71
Corporate Centre	Exposure £m	—	—	—	—	—	—	—
	ECL £m	—	—	—	—	—	—	—
Total Drawn	Exposure £m	676	10,519	539	365	6,100	1,804	20,003
	ECL £m	31	182	36	6	55	11	321
Undrawn	ECL £m	1	23	6	2	6	—	38
Total Reported	Exposure £m	701	11,180	605	434	6,494	1,804	21,218
	ECL £m	32	205	42	8	61	11	359
1Mainly consists of Qualitative triggers for Mortgages, over-indebted customers c£2.6bn (2024: c£2.5bn)and Interest-only accounts 24 months pre-maturity c£1.4bn (2024: c£1.3bn), and for CCB customers operating in a high-risk sector c£0.2bn (2024:c£0.7bn).
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL allowance in order of the categories presented.

Annual Report 2025	Santander UK plc	72

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Reconciliation of exposures, loss allowance and net carrying amounts (audited)
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL allowance, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
2025	£m	£m	£m	£m	£m
Retail & Business Banking[1]	173,461	384	173,077	27,829	42
Consumer Finance	4,979	63	4,916	—	—
Corporate & Commercial Banking	18,927	282	18,645	8,434	41
Corporate Centre	57,305	—	57,305	2,558	—
Total exposures presented in Credit Quality tables	254,672	729	253,943	38,821	83
Intercompany balances (including joint ventures)			5,055
Other items[2]			916
Adjusted net carrying amount			259,914
Assets classified at FVTPL			934
Non-financial assets[3]			5,989
Total assets per the Consolidated Balance Sheet			266,837

2024
Retail & Business Banking[1]	171,724	421	171,303	25,008	37
Consumer Finance	4,759	69	4,690	—	—
Corporate & Commercial Banking	18,029	294	17,735	8,278	48
Corporate Centre	53,699	—	53,699	2,363	—
Total exposures presented in Credit Quality tables	248,211	784	247,427	35,649	85
Intercompany balances (including joint ventures)			4,832
Other items[2]			848
Adjusted net carrying amount			253,107
Assets classified at FVTPL			1,340
Non-financial assets[3]			5,497
Total assets per the Consolidated Balance Sheet			259,944
1Off-balance sheet exposures include offers in the pipeline, undrawn flexible mortgage products and credit cards.
2Other includes accrued interest of £725m (2024: £714m).
3Non-financial assets include £80m (2024:£738m) of Macro hedge of interest rate risk.

Annual Report 2025	Santander UK plc	73

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Movement in total exposures and the corresponding ECL (audited)
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	259,883	153	21,218	359	2,759	357	283,860	869
Transfers from Stage 1 to Stage 2[2]	(7,088)	(10)	7,088	10	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	6,231	78	(6,231)	(78)	—	—	—	—
Transfers to Stage 3[2]	(239)	(1)	(852)	(31)	1,091	32	—	—
Transfers from Stage 3[2]	2	—	290	17	(292)	(17)	—	—
Transfers of financial instruments	(1,094)	67	295	(82)	799	15	—	—
Net ECL remeasurement on stage transfer[3]	—	(69)	—	83	—	103	—	117
Change in economic scenarios[4]	—	(10)	—	7	—	(5)	—	(8)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased5 8	54,405	41	1,086	38	44	13	55,535	92
Redemptions, repayments and assets sold6 8	(31,104)	(29)	(4,267)	(79)	(1,042)	(61)	(36,413)	(169)
Changes in risk parameters and other movements[7]	(9,461)	4	192	(25)	371	180	(8,898)	159
Assets written off[6]	—	—	—	—	(591)	(248)	(591)	(248)
At 31 December 2025	272,629	157	18,524	301	2,340	354	293,493	812
Net movement in the period	12,746	4	(2,694)	(58)	(419)	(3)	9,633	(57)

ECL charge/(release) to the Income Statement		4		(58)		245		191
Less: Discount unwind		—		—		(21)		(21)
Less: Recoveries net of collection costs		—		—		23		23
Total ECL charge/(release) to the Income Statement		4		(58)		247		193

At 1 January 2024	268,211	170	23,595	461	3,071	361	294,877	992
Transfers from Stage 1 to Stage 2[2]	(11,911)	(11)	11,911	11	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	9,395	118	(9,395)	(118)	—	—	—	—
Transfers to Stage 3[2]	(434)	(2)	(845)	(34)	1,279	36	—	—
Transfers from Stage 3[2]	35	2	417	34	(452)	(36)	—	—
Transfers of financial instruments	(2,915)	107	2,088	(107)	827	—	—	—
Net ECL remeasurement on stage transfer[3]	—	(107)	—	96	—	122	—	111
Change in economic scenarios[4]	—	(20)	—	(44)	—	—	—	(64)
Change to ECL models	(2,287)	(5)	2,361	37	(74)	(26)	—	6
New lending and assets purchased5 8	33,894	43	1,170	58	164	40	35,228	141
Redemptions, repayments and assets sold6 8	(38,081)	(44)	(4,663)	(69)	(1,242)	(79)	(43,986)	(192)
Changes in risk parameters and other movements[7]	1,061	9	(3,333)	(73)	355	169	(1,917)	105
Assets written off[6]	—	—	—	—	(342)	(230)	(342)	(230)
At 31 December 2024	259,883	153	21,218	359	2,759	357	283,860	869
Net movement in the period	(8,328)	(17)	(2,377)	(102)	(312)	(4)	(11,017)	(123)

ECL charge/(release) to the Income Statement		(17)		(102)		226		107
Less: Discount unwind		—		—		(24)		(24)
Less: Recoveries net of collection costs		—		—		(12)		(12)
Total ECL charge/(release) to the Income Statement		(17)		(102)		190		71
1Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
2Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements.
Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
3Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period. Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
4Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1
5Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
6Exposures and ECL for facilities that existed at the start of the period but not at the end.
7Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
8New lending and assets purchased and Redemptions, repayments and assets sold categories include internal transfers.

Annual Report 2025	Santander UK plc	74

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

COUNTRY RISK EXPOSURES (audited)
We manage our country risk exposure under our global limits framework. We set our Risk Appetite for each country, considering factors that may affect its risk profile. These can include political events, macroeconomics and the nature of the risk. We actively manage exposures if we need to.
The table below shows our total exposures, which are the total of balance sheet and off–balance sheet values. We calculate balance sheet values in line with
IFRS (i.e. after netting allowed under IAS 32) except for credit provisions which we add back. Off–balance sheet values are undrawn facilities and letters of credit.
The table excludes balances with central banks, cash at hand, interests in other entities, intangible assets, property, plant and equipment, tax assets, retirement benefit assets and other assets.
We classify location by country of risk – the country where each client has its main business or assets. That is unless there is a full risk transfer guarantee in place.
If so, we use the guarantor’s country of domicile. If a client has operations in many countries, we use their country of incorporation.
The table below includes balances with other Banco Santander group members. We deal with other Banco Santander group members in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander group members. We conduct these activities on the same terms as for similar transactions with third parties, and in a way that manages the credit risk within limits acceptable to the Board and the PRA.

	2025	2024
	£bn	£bn
UK	282.6	271.5
Rest of Europe	12.1	11.4
Rest of world	4.8	6.9
Total	299.5	289.8

Annual Report 2025	Santander UK plc	75

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

RETAIL & BUSINESS BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail & Business Banking in separate sections below for Mortgages, our largest portfolio, and our Everyday Banking portfolio.
Retail & Business Banking: Mortgages – Credit Risk Review
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK.
Borrower profile (audited)

	Stock				New business[1]
	2025		2024		2025		2024
	£m	%	£m	%	£m	%	£m	%
Home movers[2]	69,963	42	69,354	42	10,516	41	6,736	45
Remortgagers[3]	47,242	28	45,226	27	9,572	38	4,353	29
First-time buyers	34,776	21	35,702	22	3,426	14	3,262	22
Buy-to-let	15,287	9	14,931	9	1,718	7	567	4
	167,268	100	165,213	100	25,232	100	14,918	100

Movement in mortgage lending	£bn
1 January 2025	165.2
New business	25.3
Redemptions and repayments	(23.2)
31 December 2025	167.3

	2025	2024
Proportion of mortgage internal transfers retained online	79%	77%

	2025	2024
Internal transfers (£bn)[4]	36.0	32.2
Further advances and flexi drawdowns (£bn)	1.0	0.8
First-time buyers - gross lending (£bn )	3.4	3.3
1The 2024 values exclude advances, flexible drawdowns and fees
2Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
3Remortgagers’ are new customers who are taking a new mortgage with us.
4Internal remortgages are where we moved our customers with maturing mortgages onto new ones.
2025 compared to 2024
In 2025, mortgage asset stock increased with new business exceeding redemptions and repayments. New business increased in all sectors, with remortgages causing the largest proportion of overall increase. The borrower profile remained stable.
Interest rate profile (audited)
The interest rate profile of our maturing mortgage asset stock was:

	2025		2024
	£m	%	£m	%
Fixed rate	153,172	92	148,495	90
Of which maturing:
–< 12 months	41,262	25	37,656	23
–Later than 1 year but no later than 3 years	83,529	50	84,704	51
–Later than 3 years but no later than 4 years	11,431	7	11,122	7
–Later than 4 years but no later than 5 years	14,011	8	11,645	7
–Later than 5 years	2,939	2	3,368	2
Variable rate	10,227	6	12,105	7
Standard Variable Rate (SVR)	2,434	1	3,007	2
Follow on Rate (FoR)	1,435	1	1,606	1
	167,268	100	165,213	100
2025 compared to 2024
We continued to see customers refinance from reversion to fixed-rate products in 2025, influenced by high interest rates. Demand for fixed-rate products increased, particularly with shorter fixed rate terms.

Annual Report 2025	Santander UK plc	76

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Geographical distribution (audited)
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business[1]
	2025	2024	2025	2024
Region	£bn	£bn	£bn	£bn
London	43.9	42.7	6.6	4.1
Midlands and East Anglia	23.4	23.1	3.6	2.0
North	21.8	21.7	3.4	1.9
Northern Ireland	2.2	2.3	0.3	0.1
Scotland	6.0	6.0	1.0	0.6
South East excluding London	52.7	52.3	7.6	4.6
South West, Wales and other	17.3	17.1	2.7	1.6
	167.3	165.2	25.2	14.9
1The 2024 values exclude advances, flexible drawdown and fees.
2025 compared to 2024
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-
to-income multiple of mortgage lending in the year, based on average earnings of new business at inception was 2.91 (2024: 2.93).
Mortgage loan size (audited)
The split of our mortgage asset by size was:

Mortgage loan size	2025	2024
>£1.0m	3%	2%
£0.5m to £1.0m	11%	10%
£0.25m to £0.5m	32%	31%
<£0.25m	54%	57%
Average loan size (stock)[1]	£201k	£193k
Average loan size (new business)	£254k	£246k
1 Average initial advance of existing stock.
Loan-to-value analysis (audited)
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business.
We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	2025					2024
	Stock		Stage 3		New Business	Stock		Stage 3		New Business
	Total	ECL	Total	ECL		Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	75,743	29	705	10	5,373	76,122	33	880	13	3,407
>50-60%	33,122	17	270	6	4,375	33,067	21	317	8	2,394
>60-70%	27,776	21	210	9	3,803	29,171	27	254	10	2,311
>70-80%	18,466	19	122	7	5,214	17,132	27	150	12	3,458
>80-90%	9,385	15	64	7	4,352	7,989	19	72	8	2,445
>90-100%	2,503	10	30	4	2,099	1,452	12	38	7	888
>100%	273	26	49	14	16	280	33	56	20	15
	167,268	137	1,450	57	25,232	165,213	172	1,767	78	14,918
Collateral value[1]	167,234		1,441		25,232	165,176		1,756		14,918

	%		%		%	%		%		%
Average balance weighted LTV[2]	52		52		65	51		51		64
1Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £240m (2024: £244m).
2Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) + ...) /(Loan 1 balance + Loan 2 balance+...).
The balance weighted average LTV of new business in the period in London was 64% (2024: 64%).
2025 compared to 2024
Collateral quality remained strong in 2025, with reductions in both ECL and Stage 3 balances. Average balance weighted LTVs of stock were broadly flat, whilst new business contribution increased due to an improved trading strategy covering price competitiveness, propositions, and service. We monitor the profile of new lending and act as needed to ensure the LTV mix of completions is in line with our risk appetite.

Annual Report 2025	Santander UK plc	77

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level – Credit risk review.
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page  73 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	157,268	10	16,973	84	1,785	78	176,026	172
Transfers from Stage 1 to Stage 2[2]	(5,651)	—	5,651	—	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	4,863	14	(4,863)	(14)	—	—	—	—
Transfers to Stage 3[2]	(123)	—	(465)	(5)	588	5	—	—
Transfers from Stage 3[2]	—	—	235	6	(235)	(6)	—	—
Transfers of financial instruments	(911)	14	558	(13)	353	(1)	—	—
Net ECL remeasurement on stage transfer[3]	—	(14)	—	14	—	9	—	9
Change in economic scenarios[4]	—	(6)	—	—	—	(4)	—	(10)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased5 8	34,589	6	586	5	23	1	35,198	12
Redemptions, repayments and assets sold6 8	(20,975)	—	(3,125)	(20)	(652)	(21)	(24,752)	(41)
Changes in risk parameters and other movements[7]	(6,137)	1	49	(1)	21	10	(6,067)	10
Assets written off[6]	—	—	—	—	(66)	(15)	(66)	(15)
At 31 December 2025	163,834	11	15,041	69	1,464	57	180,339	137
Net movement in the period	6,566	1	(1,932)	(15)	(321)	(21)	4,313	(35)

ECL charge/(release) to the Income Statement		1		(15)		(6)		(20)
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		41		41
Total ECL charge/(release) to the Income Statement		1		(15)		32		18

At 1 January 2024	161,163	24	17,997	110	2,028	108	181,188	242
Transfers from Stage 1 to Stage 2[2]	(9,873)	(1)	9,873	1	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	7,899	20	(7,899)	(20)	—	—	—	—
Transfers to Stage 3[2]	(230)	—	(524)	(7)	754	7	—	—
Transfers from Stage 3[2]	3	—	268	9	(271)	(9)	—	—
Transfers of financial instruments	(2,201)	19	1,718	(17)	483	(2)	—	—
Net ECL remeasurement on stage transfer[3]	—	(19)	—	31	—	15	—	27
Change in economic scenarios[4]	—	(15)	—	(29)	—	1	—	(43)
Change to ECL models	(1,859)	(3)	1,869	21	(10)	(37)	—	(19)
New lending and assets purchased5 8	21,758	4	315	3	33	1	22,106	8
Redemptions, repayments and assets sold6 8	(21,925)	(1)	(3,162)	(14)	(762)	(27)	(25,849)	(42)
Changes in risk parameters and other movements[7]	332	1	(1,764)	(21)	46	28	(1,386)	8
Assets written off[6]	—	—	—	—	(33)	(9)	(33)	(9)
At 31 December 2024	157,268	10	16,973	84	1,785	78	176,026	172
Net movement in the period	(3,895)	(14)	(1,024)	(26)	(243)	(30)	(5,162)	(70)

ECL (release)/charge to the Income Statement		(14)		(26)		(21)		(61)
Less: Discount unwind		—		—		(3)		(3)
Less: Recoveries net of collection costs		—		—		36		36
Total ECL charge/(release) to the Income Statement		(14)		(26)		12		(28)

Annual Report 2025	Santander UK plc	78

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Loan modifications
Forbearance1
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL. (audited)

	2025	2024
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	542	555
–Net modification loss	2	2
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12 months ECL in the period	338	260
The balances at 31 December 2025 and 31 December 2024, analysed by their staging and the forbearance we applied, were:

	Capitalisation	Term extension	Interest-only	Concessionary interest rate	Reduced repayment plan	Total	Loss allowances
2025	£m	£m	£m	£m	£m	£m	£m
Stage 2	186	184	186	41	261	858	6
Stage 3	209	86	45	41	293	674	25
	395	270	231	82	554	1,532	31
Proportion of portfolio	0.2%	0.2%	0.1%	0.1%	0.3%	0.9%

2024
Stage 2	231	186	201	23	145	786	6
Stage 3	203	141	53	104	156	657	27
	434	327	254	127	301	1,443	33
Proportion of portfolio	0.3%	0.2%	0.2%	0.1%	0.2%	0.9%
1We base forbearance type on the first forbearance on the accounts.
At 31 December 2025, the proportion of the mortgage portfolio in forbearance was 0.9% (2024: 0.9%) and the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments was 80% (2024: 83%). The weighted average LTV of all accounts in forbearance was 46%
(2024: 45%) compared to the weighted average portfolio LTV of 52% (2024: 51%).
At 31 December 2025, the carrying value of mortgages classified as multiple forbearance was £13m (2024: £9m).
2025 compared to 2024
In 2025, the proportion of the mortgage portfolio in forbearance remained flat. We completed the sale of £1.2bn of high RWA mortgage loans in Q3-25. As many of these loans were subject to forbearance, the sale caused a reduction in forbearance stock. This was offset by an increase in the stock of reduced repayment plans which were classified as forbearance from Q4-24.
Other loan modifications
Santander UK supports the Mortgage Charter which was published in July 2023. There were no modification gains or losses arising from the Mortgage Charter.
We made two customer support solutions available as part of the Mortgage Charter, allowing customers who are up to date with their payments to make interest-
only payments for six months or extend their mortgage term to reduce their monthly payments. The following table summarises such loan modifications.

	2025		2024
	Term Extension	Interest-only	Term Extension	Interest-only
	£m	£m	£m	£m
Stage 1	48	786	115	1,257
Stage 2	7	286	21	461
Stage 3	1	13	1	22
	56	1,085	137	1,740
There were no other loan modifications made in 2025 and 2024.

Annual Report 2025	Santander UK plc	79

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Portfolios of particular interest – Mortgages
Introduction
We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

Product	Description
Interest-only loans
With an interest-only mortgage, the customer pays interest every month, but the principal is only required to be repaid at the end of the mortgage term. Some mortgages have a part that is interest-only, with the rest being a normal repayment mortgage.
We mitigate the risk from new interest-only mortgages by having lower maximum LTVs. For most applicants, the maximum LTV is 50%. For high net worth customers, it can be up to 75%. When a customer plans to repay their mortgage by selling the property, we require a minimum equity buffer of £300k. We also remind customers that they have to arrange to repay the principal at the end of the mortgage. We send them messages with their annual mortgage statements, and we contact them throughout the mortgage term to encourage them to tell us how they plan to repay. We increase the frequency of contact as the loan approaches maturity. If customers know they will not be able to repay their mortgage when it ends, or if their mortgage has already passed the date when it should have ended, we talk to them. If we think it is in their interests and they can afford it, we look at other ways to manage it, such as turning the mortgage into a repayment one and extending it. If the customer is waiting for their way to repay it, such as an investment plan, to mature, we may permit an extension.

Part interest-only, part repayment loans
Customers with part interest-only, part repayment mortgages still have to pay back a lump sum at the end of their mortgage for the interest-only part.
This means these loans have a higher credit risk as we depend on the customers to pay back a lump sum. We design new account LTV maximums to mitigate this risk. We also make sure the customer has a plausible repayment plan before we lend to them and stays on track for the loan term.
We mitigate the risk from these loans in similar ways to those we use for interest-only mortgages. The maximum LTV for new loans is 85%. For most applicants, up to 50% of that can be interest-only. For high net worth customers, it can be up to 75%. When a customer plans to repay the interest-
only element of their mortgage by selling the property, we require a minimum equity buffer of £300k. We manage communications and extension options in similar ways to those we use for interest-only mortgages.

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
This means there is a higher credit risk on these loans, so we monitor them as part of our assessment of ongoing portfolio performance.

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

Climate change
The value of property collateral for mortgages might be affected by physical risks, such as flood and subsidence risk, as well as transitional risks including evolving energy performance standards. We tested resilience through our in-house climate models in 2025 and assessed physical and transition risk to deliver granular insights. Our analysis indicated that while climate related risks have the potential to intensify other risk factors, we remain resilient within the context of the scenarios examined, supported by our stable average LTV ratio and the flood reinsurance scheme.

Annual Report 2025	Santander UK plc	80

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)

2025	Total	Stage 1	Stage 2	Stage 3	Stage 3 ratio	Properties in possession	Balance weighted LTV (indexed)
	£m	£m	£m	£m	%	£m	%
Mortgage portfolio	167,268	151,039	14,779	1,450	0.88	74	52
Of which: Portfolio of particular interest[1]
–Interest only	35,637	29,866	5,155	616	1.74	35	49
–Part interest-only, part repayment[2]	11,495	9,978	1,357	160	1.40	9	53
–Flexible	3,504	2,508	828	168	5.19	11	37
–LTV >100%	273	88	136	49	17.91	18	116
–Buy-to-let	15,287	14,166	1,070	51	0.33	4	59

2024
Mortgage portfolio	165,213	146,758	16,688	1,767	1.08	46	51
Of which: Portfolio of particular interest[1]
–Interest only	36,188	29,802	5,572	814	2.27	23	48
–Part interest-only, part repayment[2]	11,873	10,112	1,542	219	1.85	8	52
–Flexible	4,333	3,190	933	210	5.25	8	38
–LTV >100%	280	75	149	56	20.15	10	117
–Buy-to-let	14,931	13,672	1,204	55	0.37	2	59
1Where a loan falls into more than one category, we include it in all the categories that apply.
2Mortgage balance includes both the interest-only part of £8,769m (2024: £9,046m) and the non-interest-only part of the loan.
2025 compared to 2024
In 2025, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans decreased to 30.3% (2024: 31.7%).
BTL mortgage balances increased by £0.4bn to £15.3bn (2024: £14.9bn) driven by our pivot to growth strategy and affordability improvements. In 2025, the balance weighted average LTV of mortgage total new BTL lending was 60% (2024: 59%).
Forbearance1
The balances at 31 December 2025 and 31 December 2024 were:

	Interest-only[2]	Flexible	LTV >100%	Buy-to-Let
2025	£m	£m	£m	£m
Total	239	43	8	18
–Stage 2	103	17	1	8
–Stage 3	136	26	7	10

2024
Total	272	56	9	18
–Stage 2	115	19	2	8
–Stage 3	157	37	7	10
1Where a loan falls into more than one category, we have included it in all the categories that apply.
2Comprises full interest-only loans and part interest-only, part repayment loans.
2025 compared to 2024
Mortgage forbearance stock reduced mainly due to portfolio sales and the improvement of our risk profile.

Annual Report 2025	Santander UK plc	81

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Retail & Business Banking: Everyday Banking – Credit Risk Review
Credit performance (audited)
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review. In addition, we monitor the following credit performance metrics that are specific to Everyday Banking:

	2025	2024
BBLS with 100% Government Guarantee (£bn)	0.6	1.1
% of credit card customers that repay balance in full each month (unaudited)	54%	56%
UPL average customer balance (£)	6,000	6,000
2025 compared to 2024
Business Banking loans continued to reduce due to the pay down of the Bounce Back Loans (BBL) portfolio.
Loan modifications
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL. (audited)

	Credit cards	Overdrafts	Total
2025	£m	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	18	13	31
–Net modification loss	12	4	16
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	1	—	1

2024
Financial assets modified in the period:
–Amortised cost before modification	14	9	23
–Net modification loss	18	6	24
Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12m ECL in the period	2	1	3
The balances at 31 December 2025 and 31 December 2024 were:

		Other unsecured
	Business banking	Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
2025	£m	£m	£m	£m	£m	£m
Total	6	1	70	26	97	103
–Stage 2	—	1	15	10	26	26
–Stage 3	6	—	55	16	71	77

2024
Total	3	2	57	22	81	84
–Stage 2	—	1	11	5	17	17
–Stage 3	3	1	46	17	64	67
Other loan modifications
There were no other loan modifications made in 2025.

Annual Report 2025	Santander UK plc	82

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CONSUMER FINANCE – CREDIT RISK REVIEW
Credit performance (audited)
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review. In addition, we monitor the following credit performance metrics that are specific to Consumer Finance:

	2025	2024
Consumer (auto) finance new business gross lending (£m)	2,029	1,593
Wholesale loans (stock finance) to car dealerships as approximate % of the Consumer loan book	13.8%	9.7%
% of lending collateralised on the vehicle	98%	95%
Average Consumer (auto) finance loan size (£)	19,551	16,045
2025 compared to 2024
In 2025, there was increased volume of new business, with larger quantities of electric vehicles and a marginal increase in the proportion of wholesale balances as a % of the loan book.
The risk profile was stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.
Loan modifications (audited)
Forbearance
At 31 December 2025 the amount of forborne assets net of deferred income was £11m (2024: £5.4m).
Other loan modifications
There were no other loan modifications made in 2025.
The gross carrying amount of financial assets for which the ECL allowance changed to a 12-month measurement at 31 December 2025 was £2m (2024: £6m).

Annual Report 2025	Santander UK plc	83

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Movement in total exposures and the corresponding ECL (audited)
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 73 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	23,023	73	2,568	85	716	184	26,307	342
Transfers from Stage 1 to Stage 2[3]	(681)	(3)	681	3	—	—	—	—
Transfers from Stage 2 to Stage 1[3]	797	14	(797)	(14)	—	—	—	—
Transfers to Stage 3[3]	(32)	—	(291)	(12)	323	12	—	—
Transfers from Stage 3[3]	—	—	22	2	(22)	(2)	—	—
Transfers of financial instruments	84	11	(385)	(21)	301	10	—	—
Net ECL remeasurement on stage transfer[4]	—	(9)	—	12	—	44	—	47
Change in economic scenarios[2]	—	(2)	—	2	—	(1)	—	(1)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased[5]	11,687	14	207	2	6	3	11,900	19
Redemptions, repayments and assets sold[7]	(6,105)	(10)	(732)	(29)	(237)	(24)	(7,074)	(63)
Changes in risk parameters and other movements[6]	(3,756)	1	121	(7)	77	38	(3,558)	32
Assets written offs[7]	—	—	—	—	(214)	(53)	(214)	(53)
At 31 December 2025	24,933	78	1,779	44	649	201	27,361	323
Net movement in the period	1,910	5	(789)	(41)	(67)	17	1,054	(19)

ECL (release)/charge to the Income Statement		5		(41)		70		34
Less: Discount unwind		—		—		(11)		(11)
Less: Recoveries net of collection costs		—		—		5		5
Total ECL (release)/charge to the Income Statement		5		(41)		64		28

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	22,567	76	3,965	132	745	172	27,277	380
Transfers from Stage 1 to Stage 2[3]	(1,101)	(3)	1,101	3	—	—	—	—
Transfers from Stage 2 to Stage 1[3]	781	13	(781)	(13)	—	—	—	—
Transfers to Stage 3[3]	(84)	(1)	(230)	(12)	314	13	—	—
Transfers from Stage 3[3]	24	1	121	18	(145)	(19)	—	—
Transfers of financial instruments	(380)	10	211	(4)	169	(6)	—	—
Net ECL remeasurement on stage transfer[4]	—	(9)	—	(4)	—	54	—	41
Change in economic scenarios[2]	—	(3)	—	(7)	—	(1)	—	(11)
Change to ECL models	(222)	(2)	286	(11)	(64)	12	—	(1)
New lending and assets purchased[5]	8,485	20	552	21	118	29	9,155	70
Redemptions, repayments and assets sold[7]	(5,203)	(24)	(1,149)	(29)	(254)	(42)	(6,606)	(95)
Changes in risk parameters and other movements[6]	(2,224)	5	(1,297)	(13)	82	15	(3,439)	7
Assets written off[7]	—	—	—	—	(80)	(49)	(80)	(49)
At 31 December 2024	23,023	73	2,568	85	716	184	26,307	342
Net movement in the period	456	(3)	(1,397)	(47)	(29)	12	(970)	(38)

ECL (release)/charge to the Income Statement		(3)		(47)		61		11
Less: Discount unwind		—		—		(12)		(12)
Less: Recoveries net of collection costs		—		—		5		5
Total ECL (release)/charge to the Income Statement		(3)		(47)		54		4

Annual Report 2025	Santander UK plc	84

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Committed exposures
Rating distribution (audited)
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio.
On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other	Total[1]
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	449	903	3,364	4,172	3,069	1,604	36	13,597
Commercial Real Estate	—	—	802	2,589	2,360	411	134	—	6,296
Social Housing	120	2,032	5,581	—	—	—	—	—	7,733
	120	2,481	7,286	5,953	6,532	3,480	1,738	36	27,626
Of which:
–Stage 1	120	2,481	7,278	5,910	6,219	2,710	444	36	25,198
–Stage 2	—	—	8	43	313	770	645	—	1,779
–Stage 3	—	—	—	—	—	—	649	—	649

2024
SME and mid corporate	—	253	723	3,170	4,295	3,013	1,589	82	13,125
Commercial Real Estate	—	—	567	1,913	2,460	620	309	—	5,869
Social Housing	13	1,983	5,868	—	—	—	—	—	7,864
	13	2,236	7,158	5,083	6,755	3,633	1,898	82	26,858
Of which:
–Stage 1	13	2,236	7,115	4,991	6,159	2,597	382	82	23,575
–Stage 2	—	—	43	92	596	1,036	800	—	2,567
–Stage 3	—	—	—	—	—	—	716	—	716
1Credit risk exposures include derivatives exposures. For invoice finance the credit risk exposures represent the full facility limit present on the credit agreement papers, a total limit before consideration of underlying collaterals and application of prepayment caps for any given point.
Geographical distribution (audited)
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead. At 31 December 2025 and 31 December 2024 this is mainly focused in the UK.
Credit risk mitigation (audited)

	Gross exposure	Collateral	Net exposure
	Stage 3	Stage 3	Stage 3
2025	£m	£m	£m
SME and mid corporate	572	141	431
Commercial Real Estate	77	74	3
	649	215	434

2024
SME and mid corporate	639	209	430
Commercial Real Estate	77	71	6
	716	280	436

Annual Report 2025	Santander UK plc	85

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Credit performance (audited)
For credit performance details, see the Credit performance section in Santander UK Group level – Credit risk review.
Loan modifications
Forbearance
The following table sets out the financial assets that were forborne while they had a loss allowance measured at lifetime ECL. (audited)

	2025	2024
	£m	£m
Financial assets modified in the period:
–Amortised cost before modification	160	232
–Net modification loss	15	5
Financial assets modified in the period (multiple forbearance):
–Amortised cost before modification	126	145
–Net modification loss	3	7

Financial assets modified since initial recognition:
–Gross carrying amount of financial assets for which the loss allowance changed to 12-month ECL in the period	10	15
We only make forbearance arrangements for lending to customers. The balances at 31 December 2025 and 31 December 2024, analysed by their staging and the forbearance we applied, were:

	2025	2024
	£m	£m
Stock[1]
–Term extension	103	102
–Interest-only	193	229
–Other payment rescheduling	381	373
	677	704
Of which:
–Stage 1	—	40
–Stage 2	218	228
–Stage 3	459	436
	677	704
Proportion of portfolio	2.5%	2.6%
1We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end. Amounts are drawn balances and include off balance sheet balances.
CORPORATE CENTRE – CREDIT RISK REVIEW
Committed exposures
Rating distribution (audited)
Corporate Centre committed exposures mainly comprise Sovereign exposures and Structured Products (High Quality Liquid Assets, mainly Asset Backed
Securities and covered bonds) managed as part of our Eligible Liquidity Pool. These are low risk, high quality, investment grade exposures, the majority with a credit rating of 8 or 9 according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section).
Credit performance (audited)
For credit performance details, see the Credit performance section in Santander UK Group level – Credit risk review.
Loan modifications (audited)
There were no loan modifications made in 2025 and 2024.

Annual Report 2025	Santander UK plc	86

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Liquidity risk

Overview
Liquidity risk is the risk that we do not have sufficient liquid financial resources available to meet our obligations as they fall due, or we can only secure such resources at high cost.
In this section, we describe our key liquidity risks, including our sources and uses of liquidity, and how we manage liquidity risk. We also analyse our key liquidity metrics, including our LCRs and our eligible liquidity pools.
We then explain our funding strategy and structure and we analyse our wholesale funding. Finally, we analyse how we have encumbered some of our assets to support our funding activities.

Key metrics
LCR of 162% (2024: 154%)
RFB DoLSub LCR of 157% (2024: 151%)
RFB DoLSub LCR eligible liquidity pool of £47.4bn (2024:
£44.4bn)
RFB DoLSub NSFR of 135% (2024: 135%)
Wholesale funding with maturity <1 year £13.1bn (2024:
£19.6bn)

OUR KEY LIQUIDITY RISKS (audited)
Through our Liquidity Risk Appetite (LRA) framework, we manage our market liquidity risks, funding or structural liquidity risk and contingent liquidity risk, wherever they arise. This can be in retail and corporate deposit outflows, outflows in wholesale secured and unsecured funding and off-balance sheet activities. Other risks our framework covers include funding concentrations, intra-day cash flows, intra-group commitments and support, franchise retention and cross currency risk.
Our main sources of liquidity
Customer deposits finance most of our customer lending. Although these funds are mostly callable, in practice they give us a stable and predictable core of funding. This is due to the nature of retail accounts and the breadth of our retail customer relationships.
We have a strong wholesale funding investor base, diversified across product types and geographies. Through the wholesale markets, we have active relationships in many sectors including banks, other financial institutions, corporates, pensions and investment funds. We access the wholesale funding markets by issuing capital, senior unsecured debt, covered bonds, structured notes and short-term funding. We also access these markets through securitisations of certain assets of Santander UK plc and our operating subsidiaries. For more on our programmes, see Notes 14, 25 and 29 to the Consolidated Financial
Statements.
We generate funding on the strength of our own balance sheet, our own profitability and our own network of investors. In addition, we have access to UK
Government funding schemes as well as the Bank of England's lending facilities. We comply with rules set by the PRA, other regulators, and Banco Santander standards. While we consolidate, manage and monitor liquidity risk centrally, we also manage and monitor it in the business area it comes from.
Our main uses of liquidity
Our main uses of liquidity are to fund our lending, to pay interest and dividends, and to repay debt. Our ability to pay dividends depends on various factors. These include our regulatory capital needs, the level of our distributable reserves, and our financial performance.
LIQUIDITY RISK MANAGEMENT
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
Risk appetite
Our LRA is based on the principles of liquidity management we use to manage our balance sheet. It also supports our need to meet or exceed regulatory rules. In line with our liquidity management principles, we avoid over-reliance on funding from a single product, customer or counterparty. We also maintain enough unencumbered customer assets to support current and future funding and collateral requirements and maintain enough capacity to monetise liquid assets and other counterbalancing capacity on a timely basis.
Our LRA is proposed to the Risk division and the Board, and approved under advice from the Board Risk Committee. Our LRA, in the context of our overall Risk
Appetite, is reviewed and approved by the Board each year, or more often if needed.

Annual Report 2025	Santander UK plc	87

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk measurement
We use a number of metrics to manage liquidity risk. These include market and internal Early Warning Indicators (EWIs) that include qualitative and quantitative measures such as outflows in retail and corporate deposits, funding concentration metrics, LCR and LRA metrics. They also include structural metrics, such as our level of encumbered assets and our Net Stable Funding Ratio (NSFR).
Ongoing business management
Within our framework of prudent funding and liquidity management, we manage our activities to our LRA. We have clear responsibilities for short-term funding, medium-term funding, encumbrance, collateral and liquid asset management. This ensures we manage liquidity risks as part of our daily operations, strategy and planning.
Our liquidity management framework is split between short-term and strategic activities. Our short-term activities focus on intra-day collateral management and maintaining liquid assets to cover unexpected demands on cash in a stress, such as large and unexpected deposit withdrawals by customers and loss of wholesale funding. Our strategic activities focus on ensuring we are not over reliant on any one source for funding and that we avoid excessive concentrations in the maturity of our funding.
We regularly test the liquidity of our eligible liquidity pool, in line with PRA rules and Basel guidelines. We do this by realising some of the assets by repurchase or outright sale to the market. We make sure that over any 12-month period we realise a significant part of our eligible liquidity pool. As well as our eligible liquidity pool, we always hold a portfolio of unencumbered liquid assets. Our LRA and PRA requirements determine the size and composition of this portfolio. These assets give us a source of contingent liquidity, as we can realise some of them in a stress to create liquidity by repurchase or outright sale to the market.
Stress testing
Our liquidity stress testing framework is central to our LRA measurement and monitoring. To fit with our Risk Appetite, the liquidity outflows that come from these stress tests must be fully covered with high-quality liquid assets, other liquid assets and appropriate management actions.
Our Risk division runs a range of stress tests. Our LRA stress test consists of three tests that cover idiosyncratic, market-wide and combined scenarios.
Our other tests consider scenarios such as a global economic slowdown that results in reduced confidence in banks, a slowdown in a major economy or a decline in access to liquidity. We consider the scenarios on both an acute and protracted basis. We also run severe combined stress tests which look at both a deep and prolonged UK recession that results in a reduction in wholesale funding availability and an idiosyncratic shock that would lead to retail and commercial outflows.
We also run climate change stresses. These include severe physical risks which result in a reduction in retail deposits, increased use of corporate lending facilities and an increase in mortgage defaults, and a scenario where there is disorderly transition to net zero, resulting in supply shocks and data transparency concerns.
We also run a technological stress, in which disruptions to the traditional banking system due to digital innovations and adverse social media coverage could lead to a banking crisis and outflows of retail and corporate deposits.
We also conduct sensitivity analysis and reverse stress testing for instant liquidity shocks by each key liquidity risk. We do this to understand the impacts they would have on our LRA and our regulatory liquidity metrics. As part of this, we monitor our LCR and our NSFR to ensure we continue to meet the requirements in the event of a liquidity stress.
Risk mitigation (audited)
The Board aims to make our balance sheet resilient at all times and for it to be perceived as such by stakeholders. This preserves our short and long-term viability.
The Board recognises that, as we are involved in maturity transformation, we cannot hold enough liquidity to cover all possible stress scenarios. The Board requires us to hold enough liquidity to make sure we will survive three plausible but severe stress scenarios (our LRA stress test, described above). We do this by maintaining a prudent balance sheet structure and approved liquid resources.
Recovery and Resolution framework
The CFO is the accountable SMF for recovery and resolution and the related work is managed by the CFO division. The work is overseen by the Board Audit
Committee and the Board. We review and refresh our recovery plan each year. It sets out the risks, the indicators we use to monitor those risks, and the actions that are available to mitigate a capital, liquidity or combined stress event. We are confident that we have sufficient credible and executable options to respond to a wide range of stresses, be they market-wide or idiosyncratic, in a timely and effective manner. Recovery indicators are both qualitative and quantitative and we have embedded them into our risk frameworks. We monitor our recovery capacity, headroom to recovery triggers and recovery indicators regularly. If needed, we would invoke recovery early to mitigate the effects of a stress and restore our financial position and balance sheet strength.
Our resolution capabilities are underpinned by comprehensive governance, testing and assurance arrangements, which seek to ensure that we maintain and enhance our resolution readiness on an ongoing basis.
Risk monitoring and reporting (audited)
We monitor liquidity risk daily, weekly and monthly. We do this through different committees and levels of management, including ALCO and the BRC.

Annual Report 2025	Santander UK plc	88

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 31 December 2025 and 31 December 2024.

	2025	2024
RFB DoLSub LCR[2]	£bn	£bn
Eligible liquidity pool (liquidity value)[1]	46.9	43.7
Net stress outflows	(29.9)	(28.9)
Surplus	17.0	14.8
Eligible liquidity pool as a percentage of anticipated net cash flows	157%	151%
1The liquidity value is calculated by applying an applicable haircut to the carrying value.
2The RFB LCR was 162% (2024: 154%).
LCR eligible liquidity pool
This table shows the carrying value of our eligible liquidity pool assets at 31 December 2025 and 31 December 2024. It also shows the weighted average carrying value in the year.

RFB DoLSub	Carrying value						Weighted average carrying value in the year
	2025			2024			2025	2024
	Level 1	Level 2	Total	Level 1	Level 2	Total	Total	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	28.4	—	28.4	29.0	—	29.0	28.8	30.8
Government bonds	14.8	0.4	15.2	10.2	0.9	11.1	15.0	13.7
Supranational bonds and multilateral development banks	0.3	—	0.3	0.4	—	0.4	0.4	0.2
Covered bonds	1.1	1.6	2.7	1.4	1.7	3.1	3.0	2.9
Asset-backed securities	—	0.8	0.8	—	0.8	0.8	0.8	0.7
	44.6	2.8	47.4	41.0	3.4	44.4	48.0	48.3
We hedge term duration in the LCR eligible liquidity pool with swaps. We use swaps to offset mark to market movements due to interest rate changes.
Currency analysis
This table shows the carrying value of our eligible liquidity pool by major currencies at 31 December 2025 and 31 December 2024. The composition of the pool is consistent with the currency profile of our net liquidity outflows.

RFB DoLSub	US Dollar	Euro	Sterling	Other	Total
	£bn	£bn	£bn	£bn	£bn
2025	2.9	0.6	42.5	1.4	47.4
2024	1.2	1.2	40.8	1.2	44.4
RFB DoLSub Net Stable Funding Ratio (NSFR)

	2025	2024
	%	%
RFB DoLSub NSFR	135	135
2025 compared to 2024
We remain in a strong liquidity position. We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 31 December 2025, the LCR and NSFR significantly exceeded regulatory requirements. LCR of 166% (Dec-24: 156%)
increased largely due to a reduction in the customer funding gap in 2025.
Our Eligible Liquidity Pool includes a portfolio of longer-dated UK Gilts to support ongoing HQLA requirements, with a notional value at 31 December 2025 was
£3.6bn (2024: £3.0bn). We account for them on a 'Hold-To-Collect-Cash-flows' basis.

Annual Report 2025	Santander UK plc	89

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK MANAGEMENT
Funding strategy
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with the LRA and regulatory liquidity and capital requirements.
Most of our funding comes from customer deposits. We source the rest from a mix of secured and unsecured funding in the wholesale markets. Overall, this means that we do not rely too heavily on wholesale funds. We manage funding requirements by targeting a specific Liquidity Coverage Ratio, we ensure maturities are prefunded and capital/Minimum Requirements for Eligible Liabilities (MREL) requirements for Santander UK Group Holdings plc and internal MREL for Santander UK plc are prioritised. We also have controls to limit our asset encumbrance from our secured funding operations.
As part of maintaining a diverse funding base, we raise funding in a number of currencies, including EUR and USD, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.
Our base of stable retail and corporate deposits is a key funding source for us. We leverage our large and diverse customer base to offer products that give us a long-term sustainable source of funding. We do this by focusing on building long-term relationships. At 31 December 2025, 90% of our total core retail customer liabilities were covered by the Financial Services Compensation Scheme (the FSCS).
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
We do this to lengthen the contractual and behavioural profile of our liability base.

Annual Report 2025	Santander UK plc	90

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our LRA and regulatory liquidity and capital requirements.
Wholesale funding
Reconciliation of wholesale funding to the balance sheet (audited)
This table reconciles our wholesale funding to our balance sheet at 31 December 2025 and 31 December 2024.

		Balance sheet line item
	Funding analysis	Deposits by banks[1]	Deposits by customers[2]	Repurchase agreements - non trading	Financial liabilities designated at fair value	Debt securities in issue	Subordinated liabilities	Other equity instruments[3]
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits by banks	0.6	0.6	—	—	—	—	—	—
Certificates of deposit and commercial paper	4.1	—	—	—	—	4.1	—	—
Senior unsecured	14.3	—	1.4	—	0.5	12.4	—	—
Covered bonds	18.9	—	—	—	—	18.9	—	—
Securitisation and structured issuance	6.7	—	—	—	—	6.7	—	—
Of which:
- RMBS and ABS	5.6	—	—	—	—	5.6	—	—
TFSME	3.9	3.9	—	—	—	—	—	—
Subordinated liabilities and equity	3.8	—	—	—	—	—	1.9	1.9
Total wholesale funding	52.3	4.5	1.4	—	0.5	42.1	1.9	1.9
Repos	9.0	—	—	9.0	—	—	—	—
Foreign exchange and hedge accounting	(1.0)	—	—	—	—	(1.0)	—	—
Other	3.3	2.1	—	—	0.8	0.3	0.1	—
Balance sheet total	63.6	6.6	1.4	9.0	1.3	41.4	2.0	1.9

2024
Deposits by banks	1.4	1.4	—	—	—	—	—	—
Certificates of deposit and commercial paper	4.5	—	—	—	—	4.5	—	—
Senior unsecured	12.2	—	1.8	—	0.4	10.0	—	—
Covered bonds	17.4	—	—	—	—	17.4	—	—
Securitisation and structured issuance	5.1	—	—	—	—	5.1	—	—
Of which:
- RMBS and ABS	3.9	—	—	—	—	3.9	—	—
TFSME	11.0	11.0	—	—	—	—	—	—
Subordinated liabilities and equity	4.1	—	—	—	—	—	2.2	1.9
Total wholesale funding	55.7	12.4	1.8	—	0.4	37.0	2.2	1.9
Repos	8.6	—	—	8.6	—	—	—	—
Foreign exchange and hedge accounting	(0.4)	—	—	—	—	(0.6)	0.2	—
Other	1.6	1.6	—	—	0.7	(0.7)	—	—
Balance sheet total	65.5	14.0	1.8	8.6	1.1	35.7	2.4	1.9
1Consists of Perpetual Capital Securities. See Note 32 to the Consolidated Financial Statements.
2This is included in our balance sheet total of £187,300m (2024:£180,967m).
3Other consists of items in the course of transmission and other deposits. See Note 21 to the Consolidated Financial Statements.

Annual Report 2025	Santander UK plc	91

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Maturity profile of wholesale funding (audited)
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.
For details of the maturities of financial liabilities and off-balance sheet commitments, see Note 38 to the Consolidated Financial Statements.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc[1]
Senior unsecured	0.5	—	0.7	—	0.8	2.0	2.0	5.7	1.3	11.0
Subordinated liabilities and equity (incl. AT1)	—	0.2	—	—	—	0.2	0.9	2.0	—	3.1
	0.5	0.2	0.7	—	0.8	2.2	2.9	7.7	1.3	14.1
Other Santander UK plc
Deposits by banks	—	—	—	0.4	0.2	0.6	—	—	—	0.6
Certificates of deposit and commercial paper	0.5	3.1	0.5	—	—	4.1	—	—	—	4.1
Senior unsecured	—	—	—	—	0.1	0.1	0.7	2.3	0.2	3.3
Covered bonds	—	2.8	0.8	0.2	0.1	3.9	6.2	7.2	1.6	18.9
Securitisation & structured issuance[2]	—	0.5	0.7	0.2	0.2	1.6	1.5	3.0	—	6.1
Of which:
– RMBS and ABS	—		0.1	0.2	0.2	0.5	1.5	3.0	—	5.0
TFSME	—	—	—	—	—	—	2.5	—	1.4	3.9
Subordinated liabilities	—	—	—	—	—	—	—	0.2	0.5	0.7
	0.5	6.4	2.0	0.8	0.6	10.3	10.9	12.7	3.7	37.6
Other group entities
Securitisation & structured issuance[3]	—	—	0.6	—	—	0.6	—	—	—	0.6
Total at 31 December 2025	1.0	6.6	3.3	0.8	1.4	13.1	13.8	20.4	5.0	52.3
Of which:
– Secured	—	3.3	2.0	0.4	0.3	6.0	10.2	10.3	3.0	29.5
– Unsecured	1.0	3.3	1.3	0.4	1.1	7.1	3.6	10.1	2.0	22.8

2024
Total at 31 December 2024	3.3	4.8	1.8	1.2	8.5	19.6	9.0	22.0	5.1	55.7
Of which:
– Secured	0.9	0.5	1.3	0.2	7.2	10.1	6.8	14.1	2.5	33.5
– Unsecured	2.4	4.3	0.5	1.0	1.3	9.5	2.2	7.9	2.6	22.2
1 99% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of
England for Internal MREL.
2Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
3Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Annual Report 2025	Santander UK plc	92

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Currency composition of wholesale funds (audited)
This table shows our wholesale funding by major currency at 31 December 2025 and 31 December 2024.

	2025				2024
	Sterling	US Dollar	Euro	Other	Sterling	US Dollar	Euro	Other
	%	%	%	%	%	%	%	%
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured	19	68	12	1	25	62	12	1
Subordinated liabilities and equity (incl. AT1)	94	6	—	—	89	11	—	—
	36	54	9	1	42	48	9	1
Other Santander UK plc
Deposits by banks	1	97	1	1	1	97	2	—
Certificates of deposit and commercial paper	36	64	—	—	24	67	8	1
Senior unsecured	49	—	51	—	80	—	20	—
Covered bonds	49	8	39	4	48	9	40	3
Securitisation & structured issuance	100	—	—	—	100	—	—	—
TFSME	100	—	—	—	100	—	—	—
Subordinated liabilities	77	23	—	—	76	24	—	—
	61	13	24	2	65	15	18	2
Other group entities
Securitisation & structured issuance	100	—	—	—	100	—	—	—

Total	55	24	20	1	60	23	16	1
Term issuance (audited)
In 2025, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total 2025	Total 2024
	£bn	£bn	£bn	£bn	£bn	£bn
Downstreamed from Santander UK Group Holdings plc to Santander UK plc
Senior unsecured	—	3.0	—	—	3.0	0.8
Subordinated debt and equity (inc. AT1)	0.5	—	—	—	0.5	0.4
	0.5	3.0	—	—	3.5	1.2
Other Santander UK plc
Securitisations and other secured funding	1.7	—	—	—	1.7	1.2
Of which:
–RMBS and ABS	1.7	—	—	—	1.7	1.2
Covered bonds	1.0	—	1.7	—	2.7	5.9
Senior unsecured[1]	0.3	—	1.7	—	2.0	0.1
	3.0	—	3.4	—	6.4	7.2
Other group entities
Securitisations	0.6	—	—	—	0.6	—
Total gross issuances	4.1	3.0	3.4	—	10.5	8.4
1 Credit linked notes are not included in the Term issuance table. As a result, 2024 has been restated to exclude £0.4bn of CLN issuance.
2025 compared to 2024
Together with our immediate parent, Santander UK Group Holdings plc, our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as support our credit ratings. We have stable and diversified wholesale funding programmes.
We issued £10.5bn Sterling equivalent term issuance in 2025, including Covered Bond, RMBS, AT1 and Senior Unsecured issuances. We repaid £7.1bn in
TFSME in 2025, with an outstanding balance of £3.9bn at 31 December 2025, of which £2.5bn is due for repayment in 2027 and £1.4bn is due in 2031. We expect to issue £8.0 to 12.0bn of term issuance in 2026, including the £1.25bn equivalent issued in January 2026.
At 31 December 2025, 75% (2024: 65%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 32 months (2024: 37 months).

Annual Report 2025	Santander UK plc	93

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Encumbrance
We encumber an asset if we pledge or transfer it as collateral against a liability. This means it is no longer available to secure funding, meet our collateral needs or be sold to reduce funding needs. Being able to pledge or transfer assets as collateral is a key part of a bank’s operations. The main ways we encumber assets are that we: enter into securitisation, covered bonds, and repurchase agreements to access medium and long-term funding; enter into short-term funding transactions (including repurchase agreements and stock borrowing) as part of our liquidity management; pledge collateral as part of participating in payment and settlement systems; access Central Bank facilities; and post collateral as part of derivatives activity. We control levels of encumbrance by setting a minimum level of unencumbered assets after we factor in our funding plans, whether we can use our assets for our future collateral needs, the impact of a stress and our current encumbrance level.
Assets classified as readily available for encumbrance include cash and securities in our eligible liquidity pool. All other loans and advances are classified as not readily available for encumbrance, however, they may still be suitable for use in secured funding structures.
Encumbrance of customer loans and advances
We issued securitised products to a diverse investor base through our prime mortgage-backed and other asset-backed funding programmes. We raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of
England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages. For more on these programmes, see Notes 14 and 25 to the Consolidated Financial Statements.
On-balance sheet encumbered assets (audited)

	Encumbered with counterparties other than central banks				Assets positioned at central banks[3]
	Covered bonds	Securitisations	Other	Total
2025	£m	£m	£m	£m	£m
Cash and balances at central banks[1,2]	—	—	1,440	1,440	—
Loans and advances to customers	27,428	9,038	100	36,566	41,857
Loans and advances to banks	—	—	238	238	—
Other financial assets at amortised cost	—	—	1,282	1,282	—
Financial assets at fair value through other comprehensive income	—	—	2,349	2,349	551
Total assets	27,428	9,038	5,409	41,875	42,408

2024
Cash and balances at central banks[1,2]	—	—	1,580	1,580	—
Loans and advances to customers	25,695	7,026	68	32,789	49,888
Loans and advances to banks	—	—	139	139	—
Other financial assets at amortised cost	—	—	1,529	1,529	—
Financial assets at fair value through other comprehensive income	—	—	3,920	3,920	584
Total assets	25,695	7,026	7,236	39,957	50,472
1Encumbered cash and balances at central banks include minimum cash balances we have to hold at central banks for regulatory purposes.
2Readily realisable cash and balances at central banks are amounts held at central banks as part of our liquidity management activities.
3Comprises pre-positioned assets and encumbered assets.

Annual Report 2025	Santander UK plc	94

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Key metrics CET1 capital ratio of 15.8% (2024: 14.9%) Total qualifying regulatory capital of £14.3bn (2024: £13.7bn)
Regulatory supervision
For capital purposes, we are subject to prudential supervision by the PRA, as a UK banking group, and by the European Central Bank (ECB) as part of the
Banco Santander group. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism (SSM). Although we are part of the Banco
Santander group, we do not have a guarantee from Banco Santander SA and we operate as a standalone subsidiary. As we are part of the UK sub-group regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stresses without the support of our ultimate parent, Banco Santander SA. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.
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
Risk appetite
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
–An adverse economic stress, which we expect once in 20 years, we should remain profitable and exceed all regulatory capital minimums at all times.
–A very severe economic stress, which we expect once in 100 years, designed to test any specific weaknesses of our business model, we should meet all regulatory capital minimums at all times. This is subject to using regulatory buffers designed to absorb losses in such a stress.
Risk measurement
We apply Banco Santander’s approach to capital measurement and risk management for CRD IV. Santander UK plc is classified as a large subsidiary of Banco
Santander SA. For more on the CRD IV risk measurement of our exposures, see Banco Santander’s Pillar 3 report.
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
Key metrics
The main metrics we use to measure capital risk are CET1 capital ratio, total capital ratio and UK leverage ratio. We continue to be in excess of overall capital requirements, minimum leverage requirements and minimum requirements for own funds and eligible liabilities (Internal MREL).
Stress testing
Each year we create a capital plan, as part of our ICAAP. We share our ICAAP with the PRA. The PRA then tells us how much capital (Pillar 2), and of what quality, it thinks we should hold on top of our Pillar 1 requirements and buffer levels. We also develop a series of economic scenarios to stress test our capital needs and confirm that we have enough regulatory capital to meet our projected and stressed capital needs and to meet our obligations as they fall due.
Our CISA was developed to understand the impact of climate change on our business. We invested in a strategic solution which delivers the capability to run long-
term horizon multi-scenario assessments which reflect a range of climate outcomes. These outcomes cover shorter and longer-term horizons and reflect physical and transition risks. The CISA outputs are used in our ICAAP exercises for climate risk and help us prioritise our actions for the next five years.
We augment our regulatory minimum capital with internal buffers. We hold buffers to ensure we have enough time to act against unexpected changes.

Annual Report 2025	Santander UK plc	95

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk mitigation
We designed our capital risk framework, policies and procedures to ensure that we operate within our Risk Appetite. We manage capital transferability between our subsidiaries in line with our business strategy, risk and capital management policies, and UK laws and regulations. There are no legal restrictions on us moving capital resources promptly, or repaying liabilities, between the Company and its subsidiaries except for loans and distributions between Santander UK entities in the ring-fenced bank sub-group and Santander UK entities that are not members of the ring-fenced bank sub-group, where the PRA is required to assess the impact of proposed distribution prior to payment. For details on our Recovery framework in the event of a capital stress, see 'risk mitigation' in the
‘Liquidity risk’ section.
Capital support arrangements
At 31 December 2025, Santander UK plc, Cater Allen Limited, Santander ISA Managers Limited and certain other non-regulated subsidiaries of Santander UK plc were party to a capital support deed dated 3 December 2024 which was effective from 3 December 2024 (the RFB Sub-Group Capital Support Deed). These
parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 3 December 2027. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-
weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated entities to any of the regulated entities in the event that one of the regulated entities breached or was at risk of breaching its capital resources or risk concentrations requirements.
Risk monitoring and reporting
We monitor and report regularly against our capital plan. We do this to identify any change in our business performance that might affect our capital. Each quarter, we also review the economic assumptions we use to create and stress test our capital plan. We do this to identify any potential reduction in our capital headroom.
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
consider the volatility of ECL in our capital planning strategy.
Key capital ratios

	2025	2024
	%	%
CET1 capital ratio	15.8	14.9
AT1	2.8	2.8
Tier 2	2.7	3.3
Total capital ratio	21.3	21.0

Total subordination available to Santander UK plc senior unsecured bondholders as a % of RWAs	21.3	21.0
Return on assets - profit after tax divided by average total assets	0.40	0.36
Regulatory capital resources (audited)
This table shows our qualifying regulatory capital:

	2025	2024
	£m	£m
CET1 capital	10,601	9,791
AT1 capital	1,860	1,860
Tier 1 capital	12,461	11,651
Tier 2 capital	1,854	2,093
Total capital[1]	14,315	13,744
1        Capital resources include a transitional IFRS 9 benefit at 31 December 2025 of £nil (2024: £12.2m).
Risk-weighted assets
Total RWAs at 31 December 2025 were £67.2bn (2024: £65.5bn) which are consistent with our regulatory filings.

Annual Report 2025	Santander UK plc	96

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Market risk

Overview
Market risk comprises non-traded market risk and traded market risk.
Non-traded market risk is the risk of loss of income, economic or market value due to changes to interest rates in the non-trading book or to changes in other market risk factors (e.g. credit spread and inflation risk), where such changes would affect our net worth through a change to revenues, assets, liabilities, and off-balance sheet exposures in the non-trading book.
Traded market risk is the risk of changes in market factors that affect the value of the positions in the trading book. We have no significant traded market risk exposure.
In this section, we set out which of our assets and liabilities are exposed to non-traded and traded market risk. Then we explain how we manage these risks, including our structural hedge, and discuss our key market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was £281m
and to ‑100bps was £(195)m (2024: £167m and £(201)m).
Economic Value of Equity (EVE) sensitivity to +100bps was
£(449)m and to ‑100bps was £540m (2024: £(496)m and
£425m).

Balance sheet allocation by market risk classification(audited)
We classify all assets and liabilities exposed to market risk as non-traded market risk, except for specific portfolios that must be classified as trading books for regulatory purposes (such as portfolios involving the sale of derivatives or derivative-based products to clients). Some assets are also measured at fair value for accounting reasons, such as those held in the eligible liquidity pool. For accounting purposes, we classify all derivatives as held for trading unless they are designated as being in a hedging relationship. For more, see Note 11 to the Consolidated Financial Statements.
NON-TRADED MARKET RISK
OUR KEY NON-TRADED MARKET RISKS (audited)
Non-traded market risk mainly arises from providing banking products and services to our customers, as well as our structural balance sheet exposures. The risk arises in all our business segments. In Retail & Business Banking, Consumer Finance and Corporate & Commercial Banking, it is a by-product of us writing customer business and we transfer most of these risks to Corporate Centre for central management. The only types of non-traded market risks we retain in these business areas relate to short-term mismatches caused by forecasting variances such as prepayment risk and launch risk. These occur when customers repay their loans earlier than expected, or when the actual take-up of new products differs from projections. Corporate Centre also manages our structural balance sheet exposures, including interest rate risk, foreign exchange and Income Statement volatility risk. Interest rate risk includes margin compression risk, which is a Top risk for Santander UK particularly in a falling rate environment where we are unable to reprice our deposits as quickly as mortgage assets.
Our non-traded market risk categories are:

Category	Description
Interest rate risk
Interest rate risk mainly consists of yield curve risk, which arises from timing mismatches in the repricing of fixed and variable rate assets, liabilities and off-balance sheet instruments. It also includes margin compression risk, which arises when we are unable to reprice our deposits in line with our assets.

Spread risk
Spread risk arises when the value of assets or liabilities which are accounted for at fair value (either through Other Comprehensive Income or through profit and loss) is affected by changes in the credit spreads. These spreads represent the difference between the discount rate used to value the asset or liability, and the corresponding underlying interest rate curve.

Foreign exchange risk
Our banking business is mainly conducted in sterling, so we have limited exposure to foreign exchange risk. Where exposure does arise from activities such as raising money in foreign currencies and holding high quality foreign currency bonds in the eligible liquidity pool, we buy or sell relevant currencies and use derivatives to manage the exposure to within low limits. For more on this, see ‘Wholesale Funding’ in the ‘Liquidity Risk’
section.

Income statement volatility risk
Most of the assets and liabilities in our banking book are measured at amortised cost. However, we sometimes use derivatives to manage their risk profiles. As all derivatives are accounted for at fair value, differences in their accounting treatment can create volatility in the Income Statement, even when the derivative serves as an economic hedge of the underlying asset or liability.

NON-TRADED MARKET RISK MANAGEMENT
Risk appetite
Our Structural and Market Risk framework sets out our high-level arrangements and standards for managing, controlling and overseeing non-traded market risk
(also known as structural risk), and is part of our overall Risk Framework. Our Risk Appetite defines the controls, risk limits and key risk metrics used to control non-traded market risk. We express our risk appetite by the income and value sensitivity limits we set at both Santander UK and Banco Santander group levels.
Risk measurement
We mainly measure our exposures through NII and EVE sensitivity metrics, supported by VaR risk measures and stress testing. We regularly review our risk metrics, models and underlying assumptions to ensure they continue to reflect the risks inherent in the current rate environment and meet regulatory expectations.

Annual Report 2025	Santander UK plc	97

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

NII and EVE sensitivities (audited)
The calculations for NII and EVE sensitivities to interest rate movements involve many assumptions, including expected customer behaviour (such as early repayment of loans) and the projected evolution and repricing of our balance sheet. These assumptions are a key part of our overall control framework, so we update and review them regularly. Our NII and EVE sensitivities include the interest rate risk from all our banking book positions. Our banking book positions generate almost all our reported net interest income.

Net Interest Income (NII) sensitivity
–NII sensitivity is an income-based measure used to forecast the changes to interest income and interest expense under different rate scenarios. It shows the combined impact on net interest income over a given period – typically 12 or 36 months.

–We calculate NII sensitivity as the change in NII for a defined set of instantaneous parallel and non-parallel shifts in the yield curve.

EVE sensitivity
–EVE sensitivity measures the change in the net present value of all the interest rate sensitive items in the banking book balance sheet for a defined set of instantaneous parallel and non-parallel yield curve shifts.

The limitations of sensitivities
We use sensitivity metrics to measure the impact of standard, instantaneous, parallel shifts in relevant yield curves. The advantage of using standard parallel shifts is that they provide a consistent and comparable view of our market risk exposure. We also run non-parallel stress tests, to calculate the impact of other scenarios over different time horizons.
Value at Risk (VaR) (audited)

VaR
–VaR estimates possible losses from market changes under normal (non-stressed) conditions.
–We use a historical simulation approach based on two years of historical daily price movements, and reported at a 99% confidence level.
The limitations of VaR
VaR is a standard risk measure, but it has limitations including:
–It assumes that historical data provides a reliable indicator of future outcomes.
–It uses end of day positions and may miss potentially higher risks arising during the day.
–It does not capture the losses on the 1% of days beyond the 99% confidence interval).
–It considers one day price movements which is reasonable for our business but does not cover positions that we could not sell or hedge quickly, or products whose prices cannot be observed.
Back-testing – comparing VaR estimates with actual profit and loss
We regularly compare VaR estimates with actual profit and loss results to confirm the accuracy of our models. If discrepancies arise, we investigate and adjust the models as necessary.
Stress testing
Stress testing is an essential part of our risk management approach. It helps us to measure the potential impact of more extreme but plausible events and market movements. Limits are set to reflect our risk appetite and are expressed relative to the loss given a stress event, thereby restricting how much risk we take.
Stress testing scenarios
Simple stress tests such as parallel yield curve shifts provide a clear and consistent view of risk and serve as a benchmark for setting limits. More complex stresses such as multi-factor and multi-time period scenarios help us to assess our exposure to specific potential events and can test outcomes that we might not capture through parallel stresses or VaR-type measures. We use stress tests to estimate losses in extreme market events beyond the confidence level used in
VaR models.
We can adapt our stress tests to reflect concerns such as climate change risk, other macroeconomic and geopolitical events or changing market conditions. We run individual business area stresses and Santander UK-wide scenarios.
Other ways of measuring risk
As well as using sensitivities and stress tests, we can measure non-traded market risk using net notional positions to provide a simple view of our exposure.
However we would generally need to combine with other risk measures to cover all aspects of a risk profile, such as projected changes over time. Other metrics we can use include Earnings at Risk (EaR) which is similar to VaR but focuses on changes in income rather than value.
Risk mitigation (audited)
Our largest residual interest rate risk exposure arises from structural deposit balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity). We manage the risk, including margin compression risk, through Santander UK plc’s structural hedge which is designed to stabilise the NII on these balances. The structural hedge is achieved by investing these balances in a rolling portfolio of fixed rate assets or receive fixed pay variable interest rate swaps. By locking in fixed returns for defined periods, the structural hedge secures a portion of future NII and helps smooth the impact of interest rate changes on overall performance. The notional and duration of the structural hedge is reviewed regularly by ALCO.
We hedge the interest rate risk of the securities we hold for liquidity and investment purposes using interest rate swaps. We retain spread exposures, and these are the key drivers of the VaR and stress tests used to assess the risk of the portfolio. We mitigate Income Statement volatility mainly through hedge accounting and measure hedge accounting ineffectiveness using VaR, monitored against a trigger and reported monthly. For our accounting policies for derivatives and hedge accounting, see Note 1 to the Consolidated Financial Statements.
We hedge our foreign currency funding positions back to sterling, so residual foreign exchange positions tend to be minimal. These exposures could be, for example, to ‘spot’ foreign exchange rates or to cross currency basis. We monitor foreign exchange risk against absolute net exposures and VaR-based limits and triggers.
For more on this, see ‘Funding strategy‘ and ‘Term issuance’ in the ‘Liquidity risk’ section.
Risk monitoring and reporting (audited)
We monitor our non-traded market risks using NII and EVE sensitivities, VaR and stress tests. We report them against limits and triggers to senior management daily and to ALCO and ERCC each month. The VaR we report captures all key sources of volatility (including interest rate and spread risks) to fully reflect potential volatility.

Annual Report 2025	Santander UK plc	98

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve at
31 December 2025 and 31 December 2024. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	2025		2024
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity (audited)[1]	281	(195)	167	(201)
EVE sensitivity	(449)	540	(496)	425
1Based on modelling assumptions of repricing behaviour.
Interest rate repricing gap
The table below shows the interest rate repricing gap of our balance sheet by repricing buckets.

	3 months	1 year	3 years	5 years	>5years	Not sensitive	Total
2025	£m	£m	£m	£m	£m	£m	£m
Assets	97,363	50,635	92,376	24,699	10,692	14,890	290,655
Liabilities	109,861	50,799	57,023	42,180	3,282	25,576	288,721
Off-balance sheet	3,402	9,750	(24,075)	12,780	(3,791)	—	(1,934)
Net gap	(9,096)	9,586	11,278	(4,701)	3,619	(10,686)	—

2024
Assets	93,430	51,502	93,136	21,899	8,357	15,118	283,442
Liabilities	110,187	51,152	52,767	43,930	2,081	24,157	284,274
Off-balance sheet	4,673	2,414	(20,185)	15,835	(1,905)	—	832
Net gap	(12,084)	2,764	20,184	(6,196)	4,371	(9,039)	—
Spread risk
The table below shows the risk metrics covering the portfolios of securities we hold for liquidity and investment purposes.

	2025	2024
	£m	£m
VaR[1]	5	5
Stressed Loss[2]	76	110
11 Day, 95%, Confidence interval. 520 Day Series.
2Measured as the worst loss from internal stress scenario suite.
We regularly review our risk models and metrics including the scenarios and underlying modelling assumptions we use, to ensure they continue to reflect the risks in the current economic environment, and incorporate regulatory expectations.
2025 compared to 2024
In 2025, we continued to actively manage our structural hedge in order to manage interest rate risk. Our structural hedge position decreased to £103bn at 31
December 2025 (31 December 2024: £110bn), with an average duration of 2.3 years (31 December 2024: 2.4 years). Our structural hedge position keeps us well positioned for further Bank Rate reductions.
NII sensitivity is adversely exposed to down-shock scenarios, driven by margin compression of deposits, partially offset by the structural position. A marginal reduction in the structural position protection since 2024 improved the up-shock scenario and worsened the down-shock scenario. However the down shock NII sensitivity has benefited over the year from future repricing expectations.
EVE sensitivity reflects the potential impact on economic value due to the structural mismatch of assets and non-rate sensitive liabilities (excluding equity) over the longer term. EVE excludes equity as a source of non-rate sensitive funding; as equity is invested into the structural position, the metric typically reflects an adverse exposure to rising rate scenarios. The exposure reduced in 2025 due to the marginal reduction in structural position protection.
TRADED MARKET RISK
We have no significant traded market risk exposure. The small risk we have is from providing permitted financial services to permitted customers. Traded market risk can reduce our net income from movements in interest rates, credit spreads, and foreign exchange rates.
We have two trading desks. The Link Desk transacts derivatives with our corporate clients. The Structured Products Group (SPG) sells investments mainly to retail investors, through our UK branches and other channels. We hedge risks from customer trades, mostly with Banco Santander SA. We calculate market risk capital using standard rules.
The Internal VaR for exposure to traded market risk at 31 December 2025 was less than £1m (2024: less than £1m).

Annual Report 2025	Santander UK plc	99

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Pension risk

Overview
Pension risk is the risk caused by our statutory, contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to a moral obligation or for some other reason.
In this section, we explain how we manage pension risk, including our investment and hedging strategies. We also discuss our key metrics and developments in the year.
Key metrics Funding Deficit at Risk was £760m (2024: £830m) Funded defined benefit pension scheme accounting surplus was £524m (2024: £439m)

OUR KEY PENSION RISKS
Pension risk is one of our key financial risks. Santander UK plc is the sponsor of the Santander (UK) Group Pension Scheme (the Scheme), a defined benefit scheme. Our risk is that, over the long-term, the Scheme’s assets are not enough to meet its liabilities as they fall due. If this happens, we could have to (or choose to) make extra contributions. We might also need to hold more capital to reflect this risk.
The Scheme, risk metrics and regulatory capital can be sensitive to changes in the assumptions of the risk categories shown below.

Categories	Description
Interest rate risk	The risk that a decrease in (long-term) interest rates causes an increase in the value of the Scheme’s liabilities that are not matched by an increase in the value of its assets.
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
For more on our defined benefit schemes, including sensitivity analysis of our key actuarial assumptions, see Note 28 to the Consolidated Financial Statements.
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
PENSION RISK MANAGEMENT
For details of how the Scheme is governed and operates, see Note 28 to the Consolidated Financial Statements.
Risk appetite
Our Risk Appetite is a key consideration in all decisions and risk management activities related to the Scheme. Our pension risk appetite is reviewed by our
Pension Forum at least once a year. It is then sent to the Board for approval. We measure pension risk on both a technical provisions (funding) basis and an
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
In addition to investing in liquid debt markets, the Scheme invests in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. For more on this, see Note 28 to the Consolidated Financial Statements. The risks of these assets are included in the metrics described above.
We perform stress tests for regulators, including for ICAAPs and PRA stress tests. For more on our stress testing, see the 'Risk governance' section.

Annual Report 2025	Santander UK plc	100

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Climate change scenario testing gives us the capacity to simulate risk exposures over an extended time horizon. The Trustee has a target to achieve net zero by
2050, which it factors into its decision making.
Risk mitigation
The key tools we use to maintain the above key risk metrics within appetite are:

Key tools	Description
Investment strategies
–The Trustee developed the following investment objectives to reflect their main duty to act in the best interests of Scheme beneficiaries:
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
–The investment strategy is regularly reviewed, and its impact on Funding Deficit at Risk is considered.

Hedging strategies
–The Trustee employs asset-liability matching arrangements including the use of liability driven investment strategies, and has a hedging strategy to reduce key market risks, mainly interest rate and inflation risk, but also currency and longevity risk. We monitor available collateral and liquidity with the objective of ensuring we have sufficient collateral and/or liquidity available to meet any margin calls.

Environmental, social and governance (ESG)
–The Trustee has established a Sustainability Committee which is responsible for overseeing the Scheme’s policies, regulatory obligations and priorities in respect of climate change and wider ESG related matters.

We look at the impact on our risk metrics when determining the appropriateness of the investment and hedging strategies.
Risk monitoring and reporting
We monitor pension risk each month and report on it at the Pension Forum, ERCC and, where thresholds are exceeded (or likely to be), to the Board Risk
Committee and the Board in line with our pension risk appetite. This also includes quarterly monitoring of corporate credit exposures to assess any concentrations of risk. We discuss any remedial action with the Trustee. In addition, we monitor the performance of third parties who support the valuation of the Scheme’s assets and liabilities.
PENSION RISK REVIEW
2025 compared to 2024
The underlying level of risk in the Scheme reduced in 2025. This was mainly driven by continuing disposals of illiquid assets, including the sales of some commercial property, private equity and infrastructure assets.
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At
31 December 2025, the Funding Deficit at Risk decreased to £760m (2024: £830m), mainly due to illiquid asset disposals in 2025. We also increased our US dollar hedging to reduce our exposure to currency volatility.
We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. All core sections remained in pension surplus in 2025 with the driver of the CET1 capital being the Scheme's unfunded liabilities, in line with 2024. For more on the impact of our defined benefit Scheme on capital, see the 'Capital risk'
section.
The Scheme's collateral and liquidity position continued to be monitored closely in light of the increase in long-term gilt yields seen over the second half of 2024 which remained at similar levels in 2025. The Scheme remained sufficiently collateralised in 2025.
The Scheme continues to assess opportunities to insure liabilities through buy‑In contracts. While none were completed in 2025, this remains an area of active consideration within the Scheme’s broader de‑risking strategy.
The accounting position improved slightly in 2025. At 31 December 2025, the Scheme sections in surplus had an aggregate surplus of £524m (2024: £439m)
while there were no sections which had a deficit (2024: none).There were also unfunded liabilities of £22m (2024: £23m).
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 28 to the Consolidated Financial Statements.

Annual Report 2025	Santander UK plc	101

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Strategic and business risk

Overview
Strategic and business risk is the risk of loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation that impact the long-term interests of our key stakeholders, or from an inability to adapt to external developments.
In this section, we describe our key strategic and business risks and explain how we manage them. We also describe developments in the year.

OUR KEY STRATEGIC AND BUSINESS RISKS
Strategic and business risk could impact our long-term success if it caused our business model to become ineffective, out of date, or inconsistent with our goals.
This could happen if we are unable to identify threats arising from the economy, competitors, regulations, and/or changes in technology and customer expectations. We could be exposed to this risk if we misjudge our capabilities, or the ability to implement our strategy, or pursue initiatives that do not fit with our business model or miss opportunities we could benefit from.
STRATEGIC AND BUSINESS RISK MANAGEMENT

Risk management	Description
Risk appetite
We have a medium-low appetite for strategic and business risk. This limits the risks we are prepared to take to achieve our strategic objectives and is aligned to our balanced, customer-centric business model.

Risk measurement	Our Board and senior management regularly review potential risks in our operations and plans to ensure we stay within risk appetite.
Risk mitigation
We manage strategic and business risk by having a clear and consistent strategy that takes account of external factors and our own capabilities. We have an effective planning process which ensures we adapt our strategy to reflect changes in risks and opportunities.

Risk monitoring and reporting	We closely track our business environment, including long-term trends that might affect us in the future. As part of this, we report a range of indicators.
STRATEGIC AND BUSINESS RISK REVIEW
2025 compared to 2024
In 2025, we accelerated our transformation focused on our three core pillars and delivered changes towards serving our customers better by offering them the best products at the best value and with a frictionless digital experience:
–Commercial Transformation: Creating stronger customer propositions, with our mobile app achieving its highest-ever mobile Net Promoter Score (NPS), reflecting our ability to meet evolving customer needs.
–Operational Transformation: Building enhanced capabilities by continuing to leverage Banco Santander’s best-in-class technology, while rolling out multiple AI use cases across all functions.
–Cultural Transformation: continuing to build a high performance culture, rolling out global domains across business segments, fostering empowerment and opportunities for our people to develop new skills.
The proposed acquisition of TSB marks a significant step forward in our transformation journey and demonstrates a clear signal of the Banco Santander group’s commitment to the UK. Subject to regulatory approvals, we intend to ensure that the additional scale enables us to deliver the best possible bank for our customers, colleagues, shareholders, and the communities we serve.
Our strategy is anchored in delivering for all our stakeholders: Customers expect a bank that is always available, that is easy to deal with and offers value; our colleagues want to be part of a high-performance team; and our shareholders look for structural profitability greater than cost of equity through-the-cycle. With all our initiatives, we continue to drive a customer-centric transformation and evolve into a technology-driven organisation.
The regulatory agenda remains demanding, with multiple ongoing projects to ensure continued compliance. Our day-to-day supervision in H1-25 focused on
Financial Crime, Consumer Duty, our hybrid mortgage model, and model management more broadly. Following the announcement of the proposed TSB acquisition, regulatory engagement intensified in H2-25, with a particular focus on change-in-control filings and approvals. This will remain a key area of focus in
2026. We continue prioritising good customer outcomes across all activities. With the FCA’s consultation on Motor Finance redress nearing completion, we will continue to engage and implement the required actions once the FCA publishes the consultation outcome and redress scheme later in 2026.
The UK banking market continues to evolve rapidly, with increasing convergence at both ends of the market. Larger peers are leveraging scale and balance-sheet diversification, while digital banks are building customer scale through innovative experiences and highly efficient operating models. Against this backdrop, we have continued to diversify our asset base, grow fee income, and return to asset growth funded by increasing liabilities, while driving operational efficiencies.
In 2025, we launched several new customer propositions, including Edge Explorer, our value-added current account with lifestyle benefits; Edge Home enhancements for homebuyers and brokers; our classic Business Current Account; and digital onboarding for cards. In Corporate and Commercial Banking, building on the success of Santander Navigator in the UK, we launched Navigator Global, an end-to-end, digital-first, human-led platform designed to support ambitious businesses as they expand internationally. We believe our customer-focused strategy and adaptable, innovative approach position us well for continued
success.
We remain focused on supporting customer needs, improving efficiency, and building a responsible and sustainable business. This will enable us to respond to changing customer expectations and deliver improved returns over the long term.
Banco Santander outlined its 2026-28 strategic plan at its Investor Day in London on 25 February 2025, marking the next phase of its value creation. The plan builds on the successful delivery of its 2023–25 strategic cycle and sets a roadmap for structurally higher returns over the coming years. We are finalising our own strategy which we will finalise once the proposed acquisition of TSB receives regulatory approval. A key focus for us will be on successfully integrating TSB while supporting customers and colleagues, and delivering our synergy commitments.

Annual Report 2025	Santander UK plc	102

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Reputational risk

Overview
Reputational risk is the risk of damage to the way Santander UK is perceived by public opinion, by our employees, clients, investors, or any other interested party.
In this section, we describe our key reputational risks and explain how we manage them. We also describe developments in the year.

OUR KEY REPUTATIONAL RISKS
Reputational risks can arise from internal and external factors. We seek to manage our reputation proactively, underpinned by our aim to be a responsible bank, and through our reputational risk framework. Reputational risk is not static; today’s decisions may be judged by different standards tomorrow. We build this into our risk culture, evaluation and sanction procedures.
REPUTATIONAL RISK MANAGEMENT

Risk management	Description
Risk appetite	–We have a low appetite for reputational risk, which is agreed by the Board at least each year.
Risk measurement
–We assess our exposure to reputational risk daily. We base this on expert judgement and analysis of social, print, and broadcast media, and the views of political and market commentators. We also commission independent third parties to analyse our activities and those of our UK peers to identify reputational events, a decline in our reputation, and sector or thematic issues that impact our business. We also measure the perception of
Santander UK by key stakeholders through regular interactions and review staff sentiment each year.

Risk mitigation
–Our business units consider reputational risk as part of their operational risk and control assessments. We also consider it as part of our new product reviews. Our Corporate Communications and Responsible Banking, Legal and Compliance and Marketing teams help business units to mitigate the risk and agree action plans as needed, as part of their role to protect our brand and reputation.

Risk monitoring and reporting
–We monitor and report reputational risks and issues on a timely basis. Our Reputational Risk Forum reviews and escalates key issues to ERCC,
RBC and the Board. We also report regularly to ExCo on Sustainability and Public Affairs policies.

Our Reputational and ESG risk policies define how we create long-term value while managing those risks. Our ESG policy covers Oil & Gas, Power Generation &
Transmission, Mining & Metals and Soft Commodities. For example, financing is prohibited for project-related financing for new CFPP projects worldwide and we will only work with new clients with CFPPs to provide specific financing for renewable energy projects.
REPUTATIONAL RISK REVIEW
2025 compared to 2024
Our ongoing transformation programme continues to be a key driver of reputational risk, particularly branch closures, as we announced a further round of closures in March 2025. Scrutiny of this was heightened due to speculation at the beginning of 2025 that Santander might leave the UK. Changes to our business banking account, redundancies made across Santander UK, as well as the departures of our CEO and Chair also attracted significant external attention. To mitigate risks, we prepared extensive communication materials ahead of all key announcements, and regularly communicated our messages to external stakeholders.
We also experienced reputational pressure focused on lending to defence firms. To mitigate this, we clearly communicated to our stakeholders the principles under which we lend to this sector.
We also continued to manage the reputational risk associated with historical motor finance commission payments. This issue continued to be a key focus as plans have now been set out for a potential redress regime. For more details, see Notes 27 and 30 to the Consolidated Financial Statements.
The proposed acquisition of TSB will be a key area of focus in 2026. We are fully committed to ensuring a seamless integration following completion of the proposed acquisition. Maintaining the highest levels of service for customers across both banks will be a key priority, and we will support all colleagues through the transition.

Annual Report 2025	Santander UK plc	103

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Operational risk

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
In this section, we describe our key operational risks and explain how we manage them, with a focus on our top operational risks. We also describe our operational risk event losses and developments in the year.

OUR KEY OPERATIONAL RISKS
Operational risk is inherent in our business. As a result, we manage it in line with our stated Risk Appetite, rather than eliminate it entirely. Operational risk events can have a financial impact and can also affect our business objectives, customer service, customer outcomes and regulatory obligations. These events can include product mis-selling, fraud, process failures, system downtime and damage to assets or external events.
Our key operational risks are divided into 10 categories:

Category	Description
Business and Operational Continuity
Business & Operational Continuity risk is the risk of failure to deliver a satisfactory levels of service, without interruption, during operationally disruptive/crisis events, or to effectively respond to a crisis event in a manner which minimises harm due to inadequate contingency arrangements, or a lack of crisis response preparedness

Cyber and Information Security
Cyber and Information Security risk is the risk of loss in the confidentiality, integrity, and availability of our information, data, or systems due to information and cyber security events by either internal or external actors resulting in poor customer outcomes, poor employee outcomes, business impacts including operational disruption. This includes events affecting our suppliers where they result in a confidentiality, integrity or availability impact to our information, data or systems

Data Management	Data Management Risk is the risk of business decisions, processes and outputs that are inappropriate/incorrect due to inaccurate, incomplete, irretrievable, or untimely data
Financial Statement and Tax Reporting
Financial Statement and Tax Reporting risk is the risk of inaccurate and/or untimely financial statements and/or tax filing due to errors, poor data quality, mis-representation and breaches in reporting requirements

IT
IT risk is the risk of detriment to the availability, integrity and agility-to-change/adapt our technology services, systems, information and applications due to failures in using, managing, operating and deploying our own or third party provided technology services, systems, information and applications

Legal
Legal risk is the risk of non-compliance with legislation or contractual terms, failure to protect assets or mishandling of legal proceedings due to errors, failure to take action in a timely manner, inadequate design and/or execution of systems, controls or operational processes or legal risk management practices

Payments Processing	Payment Processing risk is the risk of failed, incomplete, inaccurate, or untimely execution or settlement of payments due to inadequate processes or systems, human error or capacity constraints
Premises and Physical Security
Premises & Physical Security risk is the risk of injuries to customers, employees and other persons, damage to the bank's buildings and property/assets or failure of property infrastructure or utility supplies due to internal or external events including equipment malfunction, deterioration in the condition of property, adverse weather, natural disasters or civil unrest

Third Party
Third Party risk is the risk of failed or inadequate service provision from a supplier, or non-adherence by a supplier to the bank’s expected level of conduct due to a lack of clarity regarding the bank’s service delivery expectations, a poor supplier control environment to support service delivery, poor financial management by the supplier, or poor culture and behaviours of the supplier, and/or internal or external events

Transformation and Change	Transformation & Change risk is the risk of a poorly designed and/or executed transformation portfolio due to the inadequate management, design, build, testing, deployment or implementation of change

Annual Report 2025	Santander UK plc	104

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

OPERATIONAL RISK MANAGEMENT
We manage our operational risks (and other Non-Financial risks (NFRs)) in line with our NFR framework, as follows:
Non-Financial Risk Management
Our NFR framework (formerly known as the Operational Risk and Resilience framework) sets out our high-level arrangements and standards to manage operational risks, and is part of our overall Risk Framework. Our Risk Appetite sets the risk limits and key risk metrics for non-financial risks.
Risk appetite
We maintain NFR appetite across Santander UK through Board approved Risk Appetite Statements. These are in place for all principal risks and describe the extent and type of activities that can be undertaken. The Risk Appetite statements consist of qualitative statements of appetite supported by risk limits and triggers which operate as a defence against excessive risk taking. Risk measures and their associated limits are an integral part of embedding risk appetite in day-to-day risk management decisions.
We set a clear tolerance in line with business activities, and we also set lower-level triggers, parameters and quantitative thresholds across our business areas.
We monitor our risk profile and performance against the risk appetite, and we have processes to identify, assess, manage, and report risks and events. We incorporate Banco Santander group principles and standards, regulatory requirements, and best practice, where applicable. Coverage across the seven CRD IV loss event types is comprehensive and aligns to the principal risks approved by ERCC.
Our policies directly support the qualitative aspects of Risk Appetite. They define expectations, guidance and standards and support consistency of permissible risk taking across the business.
Risk measurement
The key components of the operational risk toolset we use to measure risks under our NFR framework are:

NFR risk toolset	Description
Operational risk and control assessments
Our business units identify and assess their operational risks to ensure they manage and control them within our operational risk appetite, and prioritise actions needed. Every area must identify and record their material risks, assess their controls for adequacy and then accept the risk or plan to address any deficiencies. We perform independent testing of our most important controls to ensure enhanced rigour and challenge of how effectively they are mitigating our largest risks. We also use operational risk assessments and risk rating tools as key parts of change risk management.

Risk scenario analysis
We perform this across business units. It involves a top-down assessment of our key operational risks. We update our scenarios each year.
The analysis gives us insight into rare but high impact events and allows us to understand potential impacts and address issues.
Our Operational risk scenario analysis covers major Operational risks that are extreme but plausible and requires participants across the business to consider and assess the financial and qualitative impacts on Santander UK, in the event these exposures were to materialise. We complete the scenario analysis for risk management and regulatory purposes. We also use it as a business tool for their own stress testing to help understand the largest exposures and agree key actions required to prevent, control or mitigate risks. We review and update our scenarios each year to ensure they still represent our key operational risk exposures.

Key indicators (metrics)
Key indicators and their tolerance levels give us an objective view of risk exposure or the strength of a control at any point in time. They also show trends and give us early warning of potential increasing risk exposures. Our business-wide risk appetite indicators are of primary importance which show adherence to our Risk Appetite statements.

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

Risk mitigation
Mitigation Is a critical aspect of ensuring that our risk profile remains within our Risk Appetite. Risk mitigation strategies are discussed and agreed at various Risk committees within Santander.
When we consider strategies, cost and benefits, we also consider residual risks (those retained) and secondary risks (which may be consequential). Monitoring and review processes are in place to evaluate results. Early identification and effective management are critical to successful mitigation. We assess the effects of changes for materiality impact and those assessed as high or medium high impact are managed closely.

Mitigation tools	Description
Training and competence
We train our staff and require them to maintain a suitable level of competence to ensure customers can achieve appropriate outcomes. We invest in all our people to ensure that we achieve our mandatory risk objectives and that everyone acknowledges their personal responsibility to manage risk. We focus on ensuring we train our colleagues to recognise and support customers who may be vulnerable, or who may be experiencing financial stress, financial difficulty or financial abuse. We also have a dedicated Specialist Support Team that offers guidance to colleagues helping customers who may need more tailored solutions.

Action management	Where risk exposures are outside our Risk Appetite, our business units identify, assess, manage and monitor material actions to reduce the exposure back to within appetite.
Event root cause analysis
Where new material and significant events are reported, steps are taken to identify the root cause of the event. This enables a read across and the sharing of lessons learned with appropriate mitigating actions taken to address the root cause and successfully resolve the event, and enhancements made to the control environment to prevent re-occurrence.

Emerging risk monitoring	We monitor key threats, developments, and risks, including consideration of which risk types or Business areas may be impacted or stressed by them.
Risk based insurance	Where appropriate, we use insurance to complement other risk mitigation measures.

Annual Report 2025	Santander UK plc	105

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

We manage our operational risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific cybersecurity risks, we have the following tailored approach:

Category	Risk mitigation
Cybersecurity
Protecting our customers, systems and data remains a top priority for us. We operate a layered information and cybersecurity defence which is aligned to the National Institute of Standards and Technology (NIST).

We constantly look to adapt our capabilities to the evolving threats. We do this by gathering intelligence on threat actors, motives, and their attack techniques. We protect our most critical people, assets, and data with preventative controls in line with the identified threats. We also assume that breaches will happen in any case, and so we seek to mitigate these by ensuring their timely detection and that appropriate response and recovery activities are in place. We do this by leveraging industry standard threat analysis, identifying specific real-life scenarios, developing detailed response playbooks, and testing them regularly using bank-wide simulation exercises involving up to the CEO. Cybersecurity controls are also thoroughly captured in policies, standards, guidelines and procedures available to all staff.

Third parties are vital for the functioning and resilience of our business. As such, we operate a dedicated risk and control assessment prior to, and during, the lifecycle of engagements. This ensures the controls operated by the third party are in line with our policies and integrated with our processes as needed. These include, amongst others, business continuity, incident reporting and regulatory compliance.

We regularly assess the state of our environment by reviewing the maturity of our controls in line with our internal risk management framework. We engage with regulatory authorities through regular oversight meetings and we participate in the CBEST programme. The CBEST programme aims to evaluate the resilience of firms and financial market infrastructures through testing performed by accredited and independent specialist firms. We also have a team of penetration testers in our Internal Audit function, that reviews our cybersecurity risks and controls, and reports the results to the BAC.
We participate in industry recognised intelligence sharing groups with other banks (e.g. Cyber Defence Alliance), and we speak regularly to government agencies.

We campaign to raise awareness and give customers the knowledge they need to avoid becoming victims of cybersecurity incidents. As part of this, we run customer education campaigns and offer advice through our online security operations centre. We also have a cybersecurity insurance policy to give us comprehensive cover to respond to and recover losses and damages from security breaches.

Our Chief Information Security Officer (CISO) is responsible for the day-to-day running of security operations and the immediate response to information and cybersecurity incidents. The CISO relies on a comprehensive specialist team, supported by cybersecurity controls and capabilities available from the Banco Santander group CISO team in Spain.

The CISO and most staff who manage cybersecurity risk across all lines of defence are industry specialists with substantial experience in leadership and technical aspects. This experience is gained via previous cybersecurity related roles in top global financial organisations, global multinationals,
UK government security agencies, UK regulators, such as the PRA, industry leading cybersecurity risk management suppliers, and relevant university education. Many hold specialist security certifications that are kept relevant by attending dedicated training and specialist conferences.

The CISO is responsible for cybersecurity risk operations and risk management and falls under the COO SMF accountability framework. The Chief
Compliance and NFR Officer (CCO) holds SMF16 prescribed accountability and is responsible to the CRO for management and oversight activities for Non-financial risks enacted by the CISO and the COO to ensure they remain within appetite.

The CISO and the COO report regularly and frequently to the Board, ExCo, BRC and ERCC. They provide detailed commentaries on the threat environment, key incidents across the industry, geopolitical considerations, the overall residual risk, progress on key projects, the control environment position, and appetite going forward. In addition, BRC and ERCC receive monthly cybersecurity updates as part of the standard risk reporting suite.

The CISO and the COO escalate material cybersecurity incidents affecting us and our suppliers via our internal incident escalation and management procedure with direct notifications to the CRO and other executive management.

The Board and BRC include members who have substantial experience of technology risk, including Non-Executive Directors and the Chief
Operating and Technology Officer. We also provide targeted training for Board members, senior management and other employees to enhance their knowledge per the evolving and emerging threat landscape.

Risk monitoring and reporting
Regulators continue to emphasise the importance of effective risk culture, personal accountability and the adoption and enforcement of risk-based requirements and adequate internal reporting processes and procedures. Monitoring and Reporting is a key part of how we manage risk. We can identify exposures through our
Non-Financial Risk and control assessments, risk scenario analysis, key indicators, change risk assessments and incidents and events.
Subject matter experts across the business engage across risk management and monitoring activities and support effective communication of policy changes. We report exposures for each business unit through regular risk and control forums. These include details of the risks, level of exposure and how we plan to mitigate them. We prioritise and highlight events that have a material impact on our customers, reputation or finance by reporting them to key executives and committees.
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
We closely monitor emerging threats that could affect future operations and performance. We act to mitigate potential risks as and when required. We also carry out further in depth analysis, including stress testing of exposures.

Annual Report 2025	Santander UK plc	106

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

OPERATIONAL RISK REVIEW
2025 compared to 2024
Operational risk event losses by Basel category
The table below shows our operational risk losses in 2025 and 2024 for reportable events with an impact over £10,000, by CRD IV loss event types. The data is presented in line with the Basel 2.5 requirement to aggregate and recognise losses in the year of the first point of recognition, rather than in any subsequent year(s) in which further costs are recognised under IFRS. Due to the nature of risk events that keep evolving, prior year losses are updated:

	2025		2024
	Value %	Volume %	Value %	Volume %
Internal fraud	—	—	1	—
External fraud	32	83	73	87
Employment practices and workplace safety	1	3	1	1
Clients, products and business practices	58	5	11	3
Damage to physical assets	—	—	2	1
Business disruption and systems failures	—	—	2	—
Execution, delivery, and process management	9	9	10	8
	100	100	100	100
The value of operational losses above £10,000 in 2025 increased 182% in value and reduced 6% in volume compared to 2024. Significant provision charges for historical motor finance commission payments were accounted for under IFRS in 2025 and 2024; however, for Basel 2.5 purposes, these were recognised in
2023.
Operational Resilience
We continued to assess the resilience of our Important Business Services using a broad range of severe but plausible disruption scenarios, including successful cyber-attack and loss of third party scenarios, to ensure that our contingency and recovery strategies are effective in minimising harm to our customers, any risk to the safety and soundness of the firm or to the orderly functioning or stability to the UK market. We continued to strengthen our resilience position, through investment in our IT estate and enhancing assurance and validation of the resilience of our third party suppliers.
Cybersecurity
We continued to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools, and expect this trend to remain. We continued to invest in skills and resources to manage cybersecurity risks and monitor cybersecurity threats, including from the geopolitical environment. In 2025, no material information security or cyber incidents occurred, however like any other organisation we remain exposed to the threat of attack and the possibility of breaches.
Data Management
In 2025, we continued to monitor and mitigate data risk through enhanced governance structures and processes. We remained focused on building a strong data foundation for the future by prioritising the critical data universe. This was supported by a new operating model including business process ownership with enhanced focus on end-to-end controls. Our multi-year data programme delivered in line with the data strategy driven by the Chief Data Officer, with a renewed focus on improving the quality and architecture of the key data underpinning our critical business and regulatory processes.
IT
Over the past 3 years, we made significant progress in addressing key IT risks through a programme of remediation activities. In 2025, we made further improvements in reducing both IT-related incidents and technology obsolescence. As part of our strategy, we also leveraged technology services provided by
Banco Santander to simplify our IT estate and increase efficiency.
Legal
Our legal risk profile remained heightened, reflecting the number and value of legal risks that we managed. The Santander UK group's exposure to legal risk is principally driven by the material litigation matters outlined in Note 27 – Provisions and Note 30 - Contingent Liabilities and Commitments. In H2-25, a judgment in the large-scale and complex PPI related litigation brought by AXA was handed down by the High Court on 25 July 2025 (elements of which are the subject of an appeal and cross-appeal to the Court of Appeal) and a judgment in the appeal of the Court of Appeal's decision in Hopcraft, Wrench and Johnson related to motor finance commission litigation was handed down by the Supreme Court on 1 August 2025 (following which the FCA announced it intended to consult on a redress scheme under s.404 of the Financial Services and Markets Act 2000). The impact and implications of these decisions for Santander UK are outlined in Notes 27 and 30. We continued to respond to developments in relation to the German criminal tax investigation relating to historical dividend tax arbitrage transactions. We continued to monitor and manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, mortgages and unaffordable lending, including a judicial review of an FOS decision on the scope of its jurisdiction to consider and award redress in relation to alleged acts and omissions more than 6 years prior to the date of the complaint. While litigated PPI claim volumes remained stable, we continued successfully to respond to attempts by claimant law firms to re-open cases subject to the FCA redress regime for PPI complaints. The legal and regulatory environment in which the Santander UK group business operates is evolving and we are evaluating and responding to these developments, including the Employment Rights Act 2025, the Data (Use and Access) Act
2025, the implementation of failure to prevent fraud offence under the Economic Crime and Corporate Transparency Act 2024, and the HM Treasury consultation on changes to the Consumer Credit Act 1974.
Third Party Supplier
We continued to rely extensively on third parties for a range of goods and services provided by both Banco Santander and external suppliers. In 2025, we continuously monitored our suppliers against a set of controls and metrics to manage our risk exposure.
Transformation and change
In 2025, we continued to simplify, digitise processes and customer journeys, reduce costs, extend internal capabilities and ensure a resilient operating model as part of our ongoing transformation. We focused on ensuring transformation and change is safely and sustainably transitioned into our business without impacting our risk profile.

Annual Report 2025	Santander UK plc	107

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Economic crime risk

Overview
Economic crime risk is the collective term used for Financial Crime risk and Fraud risk.
Financial Crime risk is the risk that we are used to facilitate criminal activities. These include money laundering, terrorist financing, proliferation financing, sanctions evasion, facilitation of tax evasion, bribery and corruption. Fraud risk is the risk associated with attempted or successful fraud being committed against the RFB, a customer or a third party. Within Santander UK, fraud is defined as getting a financial benefit by use of deception or dishonesty with the intention to deprive or disadvantage the RFB, its customers or other parties. In addition, fraud loss is the loss from successful fraud.
In this section, we describe our key economic crime risks and explain how we manage them. We also describe developments in the year.

OUR KEY ECONOMIC CRIME RISKS
Financial crime is a high priority risk for us, and addressing it is a key priority for senior management. We remain committed to countering it by maintaining robust systems and controls, and conducting business in line with regulatory and legal requirements. We adopt a risk-based approach in line with UK and international laws and standards. Failure to meet our legal and regulatory obligations could result in criminal or civil penalties against Santander UK or individuals, as well as affecting our customers and the communities we serve.
Fraud can be committed by first parties (our customers), second parties (people known to our customers or us), third parties (people unknown to our customers or
us), and internally by our staff or associated persons. We are committed to protecting ourselves and our customers from fraud and to mitigating our fraud risk in an ever-evolving external fraud environment.
Our main economic crime risk categories are:

Category	Description
Money laundering	We are used by criminals to transform the proceeds of crime into seemingly legitimate money or other assets.
Terrorist financing	We are used by terrorists to deposit, distribute or collect funds that are used to fund their activity.
Sanctions	We do not identify payments, customers or entities that are subject to economic or financial sanctions.
Bribery and corruption	We fail to put in place effective controls to prevent or detect bribery and corruption.
Facilitation of tax evasion	We fail to put in place effective systems and controls to prevent the facilitation of tax evasion.
Fraud	An attempted or successful fraud is committed against us, a customer or a third party.
Failure to prevent fraud	We fail to put in place effective systems and controls to prevent fraud.
ECONOMIC CRIME RISK MANAGEMENT
We manage our economic crime risks in line with our NFR framework, as outlined earlier. In addition, we have financial crime and fraud policies tailored to the key risks and we maintain a control framework in line with a standalone economic crime risk framework. We continue to partner with public authorities, the Home
Office and the wider financial services industry to pool expertise and data to mitigate specific financial crime and fraud risks. We are also involved in partnerships such as the Joint Money Laundering Intelligence Taskforce (JMLIT) which supports public-private collaboration to tackle financial crime.

Annual Report 2025	Santander UK plc	108

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

ECONOMIC CRIME RISK REVIEW
2025 compared to 2024
Financial Crime
We understand the importance of doing our part to protect our customers and the communities we serve from the social and economic impacts of financial crime.
As such, financial crime risk management remains one of our top risks and a key focus area for senior management and the Board. We continue to prioritise and remain vigilant in addressing financial crime risks and actively partner with industry, law enforcement and government to deter, detect and disrupt financial crime and terrorist financing. In 2025, we:
–Continued enhancing our risk management capabilities, significantly reducing residual risk and focusing on returning to Board Risk Appetite, adequate resources and key deliverables across the remediation plan.
–Invested in our financial crime systems and controls including continued improvements to customer data and the introduction of simplified and digitised customer due diligence processes for new and existing customers.
–Continued to enhance our sanctions systems and controls in response to internal and external lessons learned from the sanctions developments in 2025, notably the continued impacts of the Russia sanctions and increased use of OFSI powers.
–Adapted our financial crime policies to reflect the latest external requirements, best practice and Banco Santander policy requirements.
–Maintained our focus on providing colleagues with the appropriate skills, knowledge and qualifications to support our efforts to fight financial crime through enhanced and targeted training lead by our Economic Crime Academy.
–Actively participated in external policy and strategy discussions with external groups, including maintaining membership of the senior UK Finance Economic
Crime Product and Service Board and holding the chair or vice-chair position at various economic crime focused Committees and Panels.
–Led and collaborated in working groups with other industry players, with diverse membership including banking only, cross-sectoral, and in public-private groups with the public sector.
–Continued being active members of the collaborative industry and NCA Data Fusion project, seconding data scientists and intelligence specialists to the NCA to analyse and develop intelligence within the Joint Analysis and Data Analytics Taskforces. The Data Fusion project is also supported by senior leaders at project, strategic and Board level.
–Participated in the industry pilot testing of the sharing and requesting provisions of the ECCTA Legislation provisions co-ordinated by UK Finance. This resulted in new intelligence being both, received and shared, from which action can be taken to explore and manage financial crime risks.
–Remained a committed member of the JMLIT and other public-private information sharing initiatives with law enforcement and industry, to exchange and analyse data on high-end money laundering and wider economic threats.
Fraud
Fraud risk losses remain a material driver of our operational risk loss position, in line with the wider UK financial services industry. Social engineering techniques used by fraudsters are a significant threat to customers and are outside of our controls, which is driven by an increase in the sophistication of attempted fraud.
This is also reflected in the rising status of fraud which, in 2025, was 44% of all reported crime in the UK, which increased from 41% in 2024. As a result, in 2025, we:
–Continued to play a collaborative role in fraud management amongst other industry partners, through UK Finance and Stop Scams UK, alongside our customer awareness campaigns on the most common fraud scams. This is further supported by continued focus on preventative measures in response to fraud attacks, especially proactive education and awareness, with a key part of our strategy including the ability to present customers with warnings specific to their payment journey.
–Increased our industry association commitment to ensure it is at each of the strategic, policy, and operational levels. This is done to ensure Santander UK remains at the forefront of industry best practice in fraud risk management, customer care and customer treatment, while serving as a strong voice and trusted partner to the public sector alongside industry peers in reform and collaboration discussions.
–Maintained focus on our public awareness campaigns, which use both our own channels and the media. In 2025, we launched the Santander Scamtracker, a quarterly report from Santander UK, detailing trends in Authorised Push Payment (APP) scams, revealing the latest tactics, affected regions, and customer demographics, helping to warn customers about emerging threats such as fake job offers or purchase scams for tickets.
–Reviewed and enhanced our policies, processes and controls to confirm we met the expectations of firms subject to the new "Failure to Prevent Fraud"
corporate offence, introduced through the Economic Crime and Corporate Transparency Act.

Annual Report 2025	Santander UK plc	109

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Model risk

Overview
Model risk is the risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made; or that a model may be used inappropriately.
In this section, we describe our key model risks and explain how we manage them. We also describe developments in the year.

OUR KEY MODEL RISKS
A model is a quantitative repeatable method or system that relies on assumptions to process input data into estimates of uncertain outcomes. Our key model risks arise from inadequate or flawed design leading to weaknesses and limitations in our models, implementation errors or poor deployment of the models, or the incorrect or inappropriate use of a model. Model risk can also arise from poor-quality data, inappropriate assumptions, or changes in the external environment that make historical relationships less valid. These could lead to reputational damage, regulatory non-compliance, a deterioration in our prudential position, or financial losses. The most material models we use help us calculate our regulatory capital and credit losses, and perform stress tests.
We continue to see increasing interest in using Artificial Intelligence (AI) which is informing our approach to understanding emerging model risks, such as interpretability - the ability to understand why an algorithm made a particular prediction.
MODEL RISK MANAGEMENT
We manage our model risks in line with our NFR framework, as outlined earlier. The model risk framework is designed to ensure robust oversight, control and accountability across the model lifecycle. The framework is underpinned by policies and procedures designed to mitigate specific model risks, including those covering model risk management, materiality and tiering, model development and change, validation, and internal ratings-based (IRB) rating system changes.
In line with our risk organisational structure, our first line of defence is responsible for managing model risk within our risk appetite, embedding the framework and performance monitoring to identify deterioration. The second line of defence provides independent oversight through the model risk function, setting the framework and policies, defining risk appetite, and conducting periodic reviews and governance. The third line of defence assesses periodically the robustness of the model risk management framework, compliance with policies and regulatory requirements, and material changes.
MODEL RISK REVIEW
2025 compared to 2024
In 2025, model risk remained a significant focus as we continued to work on the regulatory agenda, focusing on models to reflect the most accurate and recent data. The PRA’s Model Risk Supervisory Statement (SS1/23) policy has been in effect since May 2024 and we have aligned our framework, policies and procedures to it. We continue to embed enhancements across our business, and refine our approach in line with a phased implementation, to ensure ongoing alignment with supervisory expectations and delivery of remediation activities. We continued to recognise model risk as a key risk and maintained a strong management and oversight framework that is embedded across all three lines of defence.
In 2025, we continued to redevelop key regulatory capital models and our unsecured provision models. In line with SS1/23, we continued to embed a robust post-
model adjustment framework, including independent review of adjustments made to ECL to mitigate against weaknesses and limitations.
We introduced further machine learning and generative AI solutions in 2025, to continue to improve operational efficiency.
The continued growth of AI presents opportunities to enhance customer outcomes and operational effectiveness. Building on enhancements delivered in 2025, the focus will be on further strengthening the model risk management framework, reinforcing model robustness, performance monitoring, and explainability to ensure models remain accurate, reliable, and appropriately governed in an evolving landscape.

Annual Report 2025	Santander UK plc	110

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Compliance risk

Overview
We manage compliance risk (previously known as conduct and regulatory risk) types under a single framework.
Compliance risk is the risk of our decisions and behaviours leading to detriment or poor outcomes for our customers. It also refers to the risk of failing to maintain high standards of market behaviour and integrity.
Compliance risk is the risk of financial or reputational loss, or imposition of our conditions on regulatory permissions, due to failing to comply with applicable codes, regulator's rules, guidance and regulatory expectations.
In this section, we describe where our key compliance risks can originate from and set out how we manage them. We also describe developments in the year.

OUR KEY COMPLIANCE RISKS
We are committed to ensuring that Consumer Duty is embedded across the business and to delivering good customer outcomes. Compliance risk can stem from errors in our product design, sales practices, post-sale servicing, operational processes, complaint handling, and the failure to supervise, monitor or control the activities of our employees. All of these may result in the risk that we do not deliver good outcomes for our customers, align to the expectations of our regulators or observe the required standards of market behaviour. Understanding the drivers of compliance risk enables us to ensure our frameworks are robust and help mitigate the risk of customer harm.
Our key compliance risks are divided into five categories:

Category	Description
Conduct and Consumer Duty
Conduct and Consumer Duty Risk is the risk that our decisions and behaviours lead to a detrimental or poor outcome for our customers and clients and/or fail to uphold and maintain high standards of market integrity. This is recognised as a cross-cutting risk in Santander UK Group
Holdings plc's framework.

Customer / Client Protection
Customer / Client Protection Risk is the risk of inability to deliver good customer outcomes across the full customer lifecycle including product design, pricing and value, communications, customer support, and post-sale servicing due to failures of people, processes, policies, systems and controls resulting in financial loss, reputational damage, regulatory fines, sanctions & scrutiny, customer loss & detriment, operational inefficiencies.

Compliance Standards
Compliance Standards is the risk of non-compliance with applicable financial services regulations including failure to maintain adequate systems and controls, failure to meet supervisory oversight expectations, maintain market integrity and the protection of stakeholder interests due to failures of people, processes, policies, systems and controls resulting in financial loss, reputational damage, regulatory fines, sanctions
& scrutiny, customer loss & detriment, operational inefficiencies.

Data Privacy and Protection
Data Privacy and Protection Risk is the risk of failure to comply with data protection legislation, requirements, codes, guidance and supervisory expectations due to failures in the process of collecting, organising, managing, storing and safeguarding personal data resulting in business impacts including operational disruption, financial loss/increased costs, regulatory scrutiny and / or sanctions, reputational damage, legal claims or internal / external stakeholder impacts undermining customer trust.

People
People Risk is the risk of insufficient staff capacity and capability, undesired employee behaviours, lack of diversity and inclusion, non-
compliance with employment legislation (incl. Health and Safety requirements) due to ineffective design and/or execution of people management processes, and internal/external events resulting in poor customer outcomes, poor employee outcomes, business impacts including operational disruption, financial loss/increased costs, regulatory scrutiny and / or sanctions, reputational damage, legal claims or internal / external stakeholder impacts.

COMPLIANCE RISK MANAGEMENT
We manage our Compliance risks in line with our NFR framework, as outlined earlier. In addition, to mitigate specific Compliance risks, we have the following tailored policies:

Policies	Description
Conduct and Consumer Duty policy
This policy outlines the requirements, expectations and behaviours we must comply with to deliver good outcomes for our customers employees, shareholders and communities and to meet our obligations of the Financial Conduct Authorities Consumer Duty.

Customer / Client Protection and Compliance Standards Policy
This policy defines the requirements that we must adhere to, to deliver good customer outcomes across the full customer lifecycle including product design, pricing and value, communications, customer support, and post-sale servicing. It also sets out the expectations that we must comply with applicable financial services regulations including maintaining adequate systems and controls, and meeting supervisory oversight expectations.

Product and Service Approval and Review policy, including Fair Value standard for regulated products (Retail customers)
Our Product and Services Approval and Review policy sets out the requirements which must be adhered to before launching a new product or service initiative or making changes to these and throughout their lifecycle. The supporting fair value standard details our approach to assessing whether a regulated product provides fair value to our retail customers, considering all stages of value during the product design phase, and on a regular basis.

Fair treatment of vulnerable customers
Some customers may be impacted financially or personally as a result of their circumstances. Our Vulnerable Customer Standard gives business units a clear and consistent view of what vulnerability can mean and situations when customers may need more support. Our guidelines focus on identifying characteristics of vulnerability, understanding customer needs and the support and flexibility we can give to help.
In addition to mandatory training, we train our customer-facing staff using real customer scenarios to enable our people to deal with a wide range of sensitive issues. Our online Vulnerable Customer Support Tool gives our people more guidance and support, and our Specialist Support Team gives guidance for the most complex situations. We also consider vulnerability in every initiative and adapt our technology to the needs of customers with vulnerability characteristics in our design and testing stages. We work with charities, authorities, trade associations and other specialists to develop our understanding of vulnerability.

Annual Report 2025	Santander UK plc	111

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

COMPLIANCE RISK REVIEW
2025 compared to 2024
We manage the compliance risk (previously known as conduct and regulatory risk) types in one framework. Compliance risk also includes data privacy and people risk.
Conduct & Consumer Duty
–Throughout 2025 we delivered a number of enhancements to our products and services across business and support areas to ensure we continue delivering good customer outcomes. These include improving, simplifying and digitising customer journeys, and adjusting fees and charges to continue offering fair value to our customers.
Customer/Client Protection
–We announced changes as part of our Branch transformation programme, which reflect how customers bank with us. Through these changes, we continue to ensure customers receive the right support and continue to invest in customer communication channels, including our branch network, Work Cafes and community bankers, digital chat and telephone banking services. Santander UK actively participates in schemes to ensure the long-term future of access to cash, including supporting the set-up of shared banking hubs and wider engagement with LINK and industry partners.
–We continue to proactively contact customers who may be at risk of experiencing early signs of financial distress, to try and help them avoid longer term financial difficulty by referring them to internal and external sources of assistance, alongside ongoing customer engagement and support plans.
–We have further enhanced our Customer Outcome Monitoring and Customer Testing to strengthen our ability to identify and report any areas of potential customer harm, poor outcomes or customer experiences. We have ensured that timely decisions and action are taken to address any potential harms.
Compliance Standards
–Santander UK continues to maintain open and regular dialogue with its regulators and engage with policy makers to ensure the UK regulatory regime enables us to better support our customers and deliver economic growth.
–We are committed to adhering to our regulatory requirements, including maintaining adequate systems and controls and where we identify instances of non-
compliance, we take timely action to remediate.
Data Privacy and Protection
We remain committed to protecting the personal data we collect and use, and respecting the data protection rights of our customers, our people and others associated with us. Our data protection policy and processes reflect current data protection laws and regulations, and all of our people and third-parties we share personal data with are required to comply with them.
People
People risk continues to be influenced by the scale and complexity of organisational transformation, including changes to our site and office attendance strategy, and preparation for the planned integration of TSB. Wellbeing-related absence has been broadly stable during the year, and colleague support has been enhanced through expanded occupational health services, employee assistance provision and the introduction of private medical insurance for eligible colleagues.
Attrition was closely monitored, with particular focus on critical and senior roles, supported by strengthened succession planning, retention measures and workforce planning. The Group continued to evolve its Employee Value Proposition, including free health assessments and financial wellbeing support, recognising the importance of workforce resilience to operational performance, customer outcomes and regulatory compliance.
Accounting position
For more on our provisions, see Note 27 to the Consolidated Financial Statements. For more on our contingent liabilities, see Note 30 to the Consolidated
Financial Statements.

Annual Report 2025	Santander UK plc	112

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial statements

Annual Report 2025	Santander UK plc	113

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of Santander UK plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Santander UK plc and its subsidiaries (the “Company”) as of 31 December 2025 and 2024,
and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the three years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31
December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with i) International Financial Reporting Standards as issued by the International Accounting Standards Board and ii) UK-adopted International Accounting
Standards.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Credit impairment loss allowance on loans and advances to customers - retail mortgages and corporate commercial bank ('CCB') loan portfolios
As described in Notes 1 and 13 to the consolidated financial statements, an expected credit loss (ECL) allowance is recognised for financial assets measured at amortised cost. The measurement of ECL reflects: a probability weighted amount that is determined by evaluating a range of possible outcomes; the time value of money; and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. Management calculates ECL using the following factors: a survival rate (‘SR’), a probability of default (‘PD’), the exposure at default (‘EAD’) and a loss given default (‘LGD’). The application of the ECL impairment methodology for calculating credit impairment allowances is susceptible to change from period to period and requires management to make judgemental assumptions in determining the estimates. The key judgemental assumptions made by management in applying the ECL impairment methodology for the residential mortgages and CCB portfolios are: (i) the forward looking multiple economic scenario assumptions; (ii) the probability weights assigned to multiple economic scenarios; and (iii) the expected future cash flows and collateral valuations of individually assessed corporate exposures. Management individually assess significant Stage 3 cases and high leveraged finance transactions in
Stage 2 for CCB portfolio. The LGD is expressed as a percentage and is calculated based on the value of subsequent write offs. The ECL allowance on retail mortgages and CCB loan portfolios was £460 million as of 31 December 2025.
The principal considerations for our determination that performing procedures relating to the credit impairment loss allowance on loans and advances to customers for the retail mortgage and CCB portfolios is a critical audit matter are due to  significant judgemental assumptions being applied by management in determining: (i) the forward looking economic scenarios assumptions; (ii) the probability weights applied to those scenarios; (iii) the key assumptions used in the
LGD models related to subsequent write offs; and (iv) the expected future cash flow assumptions, which may include the valuation of collateral, for individual corporate stage 3 exposures. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the credit impairment loss allowance on loans and advances to customers for retail mortgage and CCB portfolios. These procedures also included, among others, testing management’s process for estimating expected credit losses;
evaluating the appropriateness of model methodologies; testing the completeness and accuracy of underlying data used in determining the accounting estimate;
evaluating the reasonableness of management’s assumptions related to (i) forward looking multiple economic scenarios; (ii) the probability weights applied to multiple economic scenarios; (iii) the subsequent write offs incorporated into the LGD model; and (iv) expected future cash flow assumptions, which may include the valuation of collateral, for individually assessed corporate stage 3 exposures; and evaluating the disclosures made in the consolidated financial statements in relation to the credit impairment loss allowance on loans and advances to customers. Professionals with specialised skill and knowledge were used to assist in evaluating the reasonableness of the forward looking economic scenarios assumptions, probability weight assumptions, key assumptions used in the LGD model related to subsequent write offs, and expected future cash flow assumptions, which may include the valuation of collateral, for individually assessed corporate stage 3 exposures.

Annual Report 2025	Santander UK plc	114

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Valuation of defined benefit pension surplus
As described in Notes 1 and 28 to the consolidated financial statements, the Company operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the “Scheme”). The funded defined benefit pension surplus was £502 million as of 31 December 2025. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). Management estimates the present value of the defined benefit obligation by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment. This is then discounted to present value. In determining the value of scheme liabilities, demographic and financial assumptions are made by management about the life expectancy of the beneficiaries, inflation and discount rates. The scheme invests in certain assets whose values are not based on market observable data. These assets include investments in unquoted equities and bonds, as well as property, and infrastructure, which are valued by reference to the latest manager statements provided by the managers, adjusted for any cash movements since the latest valuation, with the exception of property, where the underlying asset valuations are determined by an independent expert.
The principal considerations for our determination that performing procedures relating to the valuation of the defined benefit pension surplus is a critical audit matter are the significant judgements made by management in determining (i) the life expectancy of the beneficiaries, inflation and discount rate assumptions; and
(ii) the fair value of certain assets with no market observable valuation inputs, including adjustments for any potential fair value movements since the last valuation date. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the defined benefit pension obligation and the valuation of certain assets with no market observable data. These procedures also included, among others, evaluating the defined benefit pension obligation by (1) testing the completeness, accuracy and relevance of the underlying data; and (2) involving professionals with specialised skill and knowledge to assist in (a) assessing the appropriateness of the methodologies used by management to determine the inflation rate, the discount rate and life expectancy assumptions; (b) developing an independent range for these assumptions; and (c) comparing the independent range for these assumptions to management's assumptions to evaluate the reasonableness of management’s assumptions. Procedures over directly held property included, among others (i) the involvement of professionals with specialised skill and knowledge to assist in assessing the appropriateness of the methodology and reasonableness of the key assumptions used by management’s expert valuer for property; and (ii) evaluating the reasonableness of the valuation for a sample of properties. For the other assets with no market observable valuation inputs, the procedures included, among others, (i) obtaining third-party confirmations of the valuation directly from investment managers and comparing these against management’s reported values; (ii) recalculating management’s valuation calculations and comparing our recalculation to the third-party confirmations, and, if applicable, testing material capital changes in the period between the valuation date and the entity’s balance sheet date; and (iii) assessing other evidence regarding the valuations, such as performing a retrospective review of historical valuations used by management against the audited fund financial statements as at the equivalent date and reviewing controls reports for the investment managers, where available.
Goodwill impairment assessment for the personal financial services cash generating unit
As described in Notes 1 and 19 to the consolidated financial statements, the carrying amount of goodwill relating to the personal financial services (‘PFS’) cash generating unit (“CGU”) was £1.2 billion as of 31 December 2025. Management undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
Impairment is required where the carrying value of goodwill exceeds its recoverable amount. The recoverable amount of the CGU was determined based on the value in use (“VIU”) methodology at each testing date. The VIU is calculated by discounting the cash flow projections for the CGU. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Estimates include forecast cash flows for the CGU and discount rates.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the PFS CGU is a critical audit matter are due to the significant judgements by management in developing (i) the recoverable amount of the PFS CGU, (ii) the forecast cash flows and (iii) the discount rate. This, in turn, led to significant auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s judgements and assumptions. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the recoverable amount of the PFS CGU; (ii) evaluating the appropriateness of the methodology used to estimate the VIU; (iii) testing the completeness and accuracy of underlying data used in the model; (iv) comparing an independent range of assumptions for the discount rate to management’s rate to evaluate the reasonableness of management’s discount rate; (v) evaluating the reasonableness of the forecasted cash flows, including comparing performance in recent years to the 3 years-plan for the equivalent periods and (vi)
assessing the appropriateness of the related disclosures. Professionals with specialised skill and knowledge assisted in the evaluation of the reasonableness of the discount rate and the appropriateness of the VIU method.
Specific customer remediation, litigation and regulatory matters
As described in Notes 1, 27 and 30 to the consolidated financial statements, as of 31 December 2025, the provision for customer remediation, litigation and other regulatory matters of £506 million includes, among other items, a provision for expected customer remediation in relation to the historical use of discretionary commission arrangements by Santander Consumer (UK) plc. There is also an ongoing investigation in relation to the historical involvement of Santander UK plc,
Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions for which management has determined that there are uncertainties that mean it is not currently possible to make a reliable assessment of the size of any potential liability. Significant judgement may be required when accounting for provisions, including in determining whether a present obligation exists, determining the likely outcome of future legal decisions and in estimating the probability, timing, nature and amount of any outflows that may arise from past events. These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, regulatory and customer remediation matters.
The principal considerations for our determination that performing procedures relating to the specific customer remediation, litigation and regulatory matters is a critical audit matter are the significant judgements made by management when estimating the provision for expected customer remediation in relation to the historical use of discretionary commission arrangements by Santander Consumer (UK) plc, and whether a reliable estimate of any outflows can be formed for the
German dividend tax arbitrage investigation. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s assessment of the specific customer remediation, litigation and regulatory matters.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the specific customer remediation, litigation and regulatory matters against the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. These procedures also included, among others (i) inquiries of external legal counsel on the developments in respect to customer remediation and the German dividend tax arbitrage investigation; (ii)

Annual Report 2025	Santander UK plc	115

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

evaluating management’s assessment of the potential outcomes and associated probabilities; (iii) obtaining and evaluating letters of audit inquiry from external legal counsel; (iv) evaluating the reasonableness of management’s assessment regarding the probability of an outflow, the estimated amount of the obligation, and, specifically in relation to the German dividend tax arbitrage investigation, whether a reliable estimate can be formed; and (v) evaluating the sufficiency of the disclosures made in relation to each of these specific matters.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
12 March 2026
We have served as the Company's auditor since 2016.

Annual Report 2025	Santander UK plc	116

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	117

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	118

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	119

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	120

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	121

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	122

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	123

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Income Statement
For the year ended 31 December

		2025	2024	2023
	Notes	£m	£m	£m
Interest and similar income	3	11,541	12,439	11,617
Interest expense and similar charges	3	(7,161)	(8,127)	(6,959)
Net interest income		4,380	4,312	4,658
Fee and commission income	4	752	733	804
Fee and commission expense	4	(419)	(481)	(501)
Net fee and commission income		333	252	303
Other operating income	5	16	93	135
Total operating income		4,729	4,657	5,096
Operating expenses before credit impairment charges, provisions and charges	6	(2,457)	(2,548)	(2,456)
Credit impairment charges	8	(193)	(71)	(205)
Provisions for other liabilities and charges	8	(597)	(689)	(335)
Total credit impairment charges, provisions and charges	8	(790)	(760)	(540)
Profit before tax		1,482	1,349	2,100
Tax on profit	9	(396)	(378)	(559)
Profit after tax		1,086	971	1,541
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2025	Santander UK plc	124

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Comprehensive Income
For the year ended 31 December

		2025	2024	2023
	Notes	£m	£m	£m
Profit after tax		1,086	971	1,541
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value		49	(20)	89
- Income statement transfers		(33)	5	(105)
- Taxation	9	(5)	4	5
		11	(11)	(11)
Cash flow hedges:
- Effective portion of changes in fair value	11	197	(457)	(169)
- Income statement transfers	11	536	500	1,248
- Taxation		(204)	(12)	(299)
		529	31	780
Cost of hedging:
- Cost of hedging (losses)		(22)	—	—
- Income statement transfers		1	—	—
- Taxation		1	—	—
		(20)	—	—
Currency translation on foreign operations		(1)	—	—
Net other comprehensive income that may be reclassified to profit or loss subsequently		519	20	769
Other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	28	(100)	(402)	(598)
- Taxation	9	28	113	167
		(72)	(289)	(431)
Own credit adjustment:
- Change in fair value		(1)	(17)	(15)
- Taxation	9	—	5	4
		(1)	(12)	(11)
Net other comprehensive (expense) that will not be reclassified to profit or loss subsequently		(73)	(301)	(442)
Total other comprehensive income/(expense) net of tax		446	(281)	327
Total comprehensive income		1,532	690	1,868

The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2025	Santander UK plc	125

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Balance Sheet
At 31 December 2025

		2025	2024
	Notes	£m	£m
Assets
Cash and balances at central banks		29,376	29,881
Derivative financial instruments	11	870	1,204
Other financial assets at fair value through profit or loss	12	64	136
Loans and advances to banks		1,048	1,032
Loans and advances to customers	13	202,609	199,408
Reverse repurchase agreements - non-trading	16	17,678	10,338
Other financial assets at amortised cost	17	3,987	3,408
Macro hedge of interest rate risk		(80)	(738)
Financial assets at fair value through other comprehensive income		5,216	9,040
Interests in other entities	18	293	289
Intangible assets	19	1,511	1,539
Property, plant and equipment	20	1,511	1,563
Current tax assets	9	355	506
Retirement benefit assets	28	524	439
Other assets		1,857	1,887
Assets held for sale	40	18	12
Total assets		266,837	259,944
Liabilities
Deposits by banks	21	6,628	13,993
Deposits by customers	22	187,300	180,967
Repurchase agreements - non-trading	23	9,029	8,617
Derivative financial instruments	11	687	702
Other financial liabilities at fair value through profit or loss	24	1,250	1,055
Debt securities in issue	25	41,388	35,673
Macro hedge of interest rate risk		60	47
Other liabilities	26	2,173	1,852
Provisions	27	683	611
Deferred tax liabilities	9	437	246
Retirement benefit obligations	28	22	23
Subordinated liabilities	29	2,032	2,385
Total liabilities		251,689	246,171
Equity
Share capital	31	3,105	3,105
Share premium	31	1,119	5,620
Other equity instruments	32	1,860	1,860
Other reserves		186	(333)
Retained earnings		8,878	3,521
Total equity		15,148	13,773
Total liabilities and equity		266,837	259,944
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on 9 March 2026 and signed on its behalf by:

Mahesh Aditya	Angel Santodomingo
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 02294747

Annual Report 2025	Santander UK plc	126

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Cash Flow Statement
For the year ended 31 December

		2025	2024	2023
	Notes	£m	£m	£m
Cash flows from operating activities
Profit before tax		1,482	1,349	2,100

Adjustments for:
Non-cash items included in profit
– Depreciation and amortisation	6	322	300	290
– Loss from disposal of mortgage portfolio		—	31	—
– Provisions for other liabilities and charges		597	689	335
– Impairment losses		207	94	195
– Other non-cash items		(4)	65	(749)
– Pension charge for defined benefit pension schemes		8	13	13
		1,130	1,192	84
Net change in operating assets and liabilities:
– Cash and balances at central banks		140	731	(88)
– Derivative assets		334	228	975
– Other financial assets at fair value through profit or loss		72	130	40
– Loans and advances to banks and customers		(3,403)	8,065	12,112
– Reverse repurchase agreements - non-trading		(7,340)	2,130	(5,120)
– Other assets		(70)	118	(141)
– Deposits by banks and customers		(1,130)	(16,059)	(13,504)
– Repurchase agreements - non-trading		412	206	429
– Derivative liabilities		(15)	(116)	(133)
– Other financial liabilities at fair value through profit or loss		241	179	102
– Debt securities in issue		38	212	962
– Other liabilities		(299)	(1,403)	(67)
		(11,020)	(5,579)	(4,433)
Corporation taxes paid	9	(46)	(240)	(537)
Effects of exchange rate differences		(344)	(53)	(518)
Net cash flows from operating activities		(8,798)	(3,331)	(3,304)
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(407)	(528)	(385)
Proceeds from sale of property, plant and equipment and intangible assets		161	148	175
Purchase of financial assets at amortised cost and financial assets at FVOCI		(1,981)	(10,343)	(10,899)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI		5,184	6,183	8,362
Net cash flows from investing activities		2,957	(4,540)	(2,747)
Cash flows from financing activities
Issue of other equity instruments	33	500	400	—
Issue of debt securities and subordinated notes		9,833	8,425	5,276
Issuance costs of debt securities and subordinated notes		(24)	(28)	(18)
Repayment of debt securities and subordinated notes		(4,219)	(6,539)	(3,539)
Repurchase of other equity instruments	33	(500)	(500)	—
Dividends paid on ordinary shares	10	(26)	(1,311)	(1,530)
Dividends paid on preference shares and other equity instruments		(132)	(129)	(123)
Principal elements of lease payments	33	(22)	(33)	(47)
Net cash flows from financing activities		5,410	285	19
Change in cash and cash equivalents		(431)	(7,586)	(6,032)
Cash and cash equivalents at beginning of the year		29,181	36,781	42,871
Effects of exchange rate changes on cash and cash equivalents		(12)	(14)	(58)
Cash and cash equivalents at the end of the year		28,738	29,181	36,781

Cash and cash equivalents consist of:
Cash and balances at central banks		29,376	29,881	38,214
Less: restricted balances		(1,440)	(1,580)	(2,311)
		27,936	28,301	35,903
Other cash equivalents: Loans and advances to banks - non-trading		802	880	878
Cash and cash equivalents at the end of the year		28,738	29,181	36,781
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2025	Santander UK plc	127

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Consolidated Statement of Changes in Equity

				Other reserves
	Share capital	Share premium	Other equity instruments	Fair value	Cash flow hedging	Cost of hedging	Currency translation	Retained earnings
									Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	3,105	5,620	1,860	(17)	(317)	—	1	3,521	13,773
Profit after tax	—	—	—	—	—	—	—	1,086	1,086
Other comprehensive income/(expense), net of tax:
- Fair value reserve (debt instruments)	—	—	—	11	—	—	—	—	11
- Cash flow hedges	—	—	—	—	529	—	—	—	529
- Cost of hedging	—	—	—	—	—	(20)	—	—	(20)
- Pension remeasurement	—	—	—	—	—	—	—	(72)	(72)
- Own credit adjustment	—	—	—	—	—	—	—	(1)	(1)
- Currency translation on foreign operations	—	—	—	—	—	—	(1)	—	(1)
Total other comprehensive income/(expense)	—	—	—	11	529	(20)	(1)	(73)	446
Total comprehensive income/(expense)	—	—	—	11	529	(20)	(1)	1,013	1,532
Capital reduction	—	(4,501)	—	—	—	—	—	4,501	—
Issue of other equity instruments	—	—	500	—	—	—	—	—	500
Repurchase of other equity instruments	—	—	(500)	—	—	—	—	—	(500)
Other	—	—	—	—	—	—	—	1	1
Dividends on ordinary shares	—	—	—	—	—	—	—	(26)	(26)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	—	(132)	(132)
At 31 December 2025	3,105	1,119	1,860	(6)	212	(20)	—	8,878	15,148

At 1 January 2024	3,105	5,620	1,956	(6)	(348)	—	1	4,295	14,623
Profit after tax	—	—	—	—	—	—	—	971	971
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	—	(11)	—	—	—	—	(11)
- Cash flow hedges	—	—	—	—	31	—	—	—	31
- Pension remeasurement	—	—	—	—	—	—	—	(289)	(289)
- Own credit adjustment	—	—	—	—	—	—	—	(12)	(12)
Total other comprehensive (expense)/income	—	—	—	(11)	31	—	—	(301)	(281)
Total comprehensive (expense)/income	—	—	—	(11)	31	—	—	670	690
Issue of other equity instruments	—	—	400	—	—	—	—	—	400
Repurchase of other equity instruments	—	—	(496)	—	—	—	—	(4)	(500)
Dividends on ordinary shares	—	—	—	—	—	—	—	(1,311)	(1,311)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	—	(129)	(129)
At 31 December 2024	3,105	5,620	1,860	(17)	(317)	—	1	3,521	13,773

At 1 January 2023	3,105	5,620	1,956	5	(1,128)	—	1	4,848	14,407
Profit after tax	—	—	—	—	—	—	—	1,541	1,541
Other comprehensive (expense)/income, net of tax:
- Fair value reserve (debt instruments)	—	—	—	(11)	—	—	—	—	(11)
- Cash flow hedges	—	—	—	—	780	—	—	—	780
- Pension remeasurement	—	—	—	—	—	—	—	(431)	(431)
- Own credit adjustment	—	—	—	—	—	—	—	(11)	(11)
Total other comprehensive (expense)/income	—	—	—	(11)	780	—	—	(442)	327
Total comprehensive (expense)/income	—	—	—	(11)	780	—	—	1,099	1,868
Other	—	—	—	—	—	—	—	1	1
Dividends on ordinary shares	—	—	—	—	—	—	—	(1,530)	(1,530)
Dividends on preference shares and other equity instruments	—	—	—	—	—	—	—	(123)	(123)
At 31 December 2023	3,105	5,620	1,956	(6)	(348)	—	1	4,295	14,623
The accompanying Notes to the Financial Statements form an integral part of these Consolidated Financial Statements.

Annual Report 2025	Santander UK plc	128

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	129

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	130

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	131

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

1. ACCOUNTING POLICIES
These financial statements are prepared for Santander UK plc (the Company) and the Santander UK plc group (the Santander UK group) under the UK
Companies Act 2006. The principal activity of the Santander UK group is the provision of a wide range of banking and financial services to personal, business and corporate customers. Santander UK plc is a public company, limited by shares and incorporated and registered in England and Wales having a registered office at
2 Triton Square, Regent’s Place, London, NW1 3AN. It is an operating company undertaking banking and financial services transactions.
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
Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments, and IAS 1
‘Presentation of Financial Statements’ relating to objectives, policies and processes for managing capital, have been included in the Risk review section of this
Annual Report and marked as (audited). This information forms an integral part of these financial statements, and is covered by the Independent auditors' report.
Climate change
Santander UK continues to develop its assessment of the potential impacts that climate change and the transition to a low carbon economy may have on the assets and liabilities recognised and presented in its financial statements.
Santander UK is mindful of its responsibilities as a responsible lender and is focused on aligning with the objectives of the Paris Agreement on climate change and to support the UK’s transition to a climate-resilient, net zero economy.
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
Santander UK's current climate change strategy and its view of the risks associated with climate change and the transition to a low carbon economy are reflected in its critical judgements and accounting estimates, although climate change risk did not require any material adjustments at 31 December 2025 and 2024, consistent with management's assessment that climate change and the transition to a low carbon economy are not currently expected to have a meaningful impact on the viability of the Santander UK group in the medium term.
At 31 December 2025 and 2024, management specifically considered the potential impact of climate change and the transition to a low carbon economy on:
–Loans and advances to customers (see Note 13 and the credit risk section of the Risk review). Some climate change risks arise due to the requirements of
IFRS 9 and others relate to specific portfolios and sectors:
–ECL calculations are based on forward-looking economic scenarios developed by management covering a period of five years, during which timeframe climate change risks may not crystallise;
–For mortgages in Retail & Business Banking and commercial real estate lending in Corporate & Commercial Banking, the value of property collateral might be affected by physical impacts related to the frequency and scale of extreme weather events, such as flood and subsidence risk, or changing environmental performance standards for property.
–For automotive loans in Consumer Finance, the residual value of automotive vehicles might be impacted by diesel obsolescence and the transition to electric vehicles.
–For corporate lending in Corporate & Commercial Banking, certain sectors give rise to fossil fuel exposures, such as Oil & Gas, Mining & Extraction and
Power Generation.
–Goodwill impairment assessment (see Note 19). Estimates underpinning the determination of whether or not goodwill balances are impaired are partly based on forecast business performance beyond the time horizon for management's detailed plans.
–Unity Place our corporate headquarters in Milton Keynes was built with sustainability at its core. All property assets are evaluated annually for potential flood damage and are currently considered low risk.
Future changes to Santander UK's climate change strategy may impact Santander UK's critical judgements and accounting estimates and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods.

Annual Report 2025	Santander UK plc	132

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Change in accounting policy
IFRS 9 Hedge Accounting
On 1 October 2025, the Santander UK group voluntarily adopted the hedge accounting requirements established by IFRS 9. Santander UK continues to apply
IAS 39 fair value hedge accounting to portfolio hedges of interest rate risk. The adoption of IFRS 9 hedge accounting provides reliable and more relevant information to users of the financial statements by better aligning hedge accounting with Santander UK's risk management strategies. The change aligns with the hedge accounting policy applied by Santander UK’s ultimate parent Banco Santander SA.
The main changes from IAS 39 for the Santander UK group are: the mandatory separation of the time value of options (when the hedged risk is the intrinsic value), the separation of the forward element of foreign exchange forward contracts for all such types of hedges, the separation of the foreign currency basis spread of a foreign exchange derivative for each hedging relationship, the performance of hedge effectiveness testing on a prospective basis only, and the inability to voluntarily de-designate hedging relationships.
The application of IFRS 9 hedge accounting has not had a material impact on the Santander UK group's financial statements but resulted in the creation of a Cost of Hedging reserve within equity. Comparatives have not been restated.
Recent accounting developments
Lack of Exchangeability (Amendments to IAS 21)
The Santander UK group has applied the following amendment for the first time for their reporting period commencing 1 January 2025:
–Effective from 1 January 2025, Santander UK has adopted the IASB's amendment to IAS 21 which helps entities determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments did not have a material impact on Santander UK's operations or financial statements.
Future accounting developments
The IASB issued the following new/amended accounting standards which are not yet mandatory for reporting periods commencing 1 January 2025:
–Effective 1 January 2026: ‘Amendments to the Classification and Measurement of Financial Instruments’ (Amendments to IFRS 9 ‘Financial Instruments’ and
IFRS 7 ‘Financial Instruments: Disclosures’)- the amendments set out changes to settling financial liabilities using an electronic payment system, assessing contractual cash flow characteristics of financial assets including those with environmental, social and governance (ESG)-linked features and requiring additional disclosures for certain financial instruments. The amendments were endorsed for use in the UK on 15 April 2025. The Santander UK group has chosen not to early adopt the new standard.
–Effective 1 January 2027: IFRS 18 ‘Presentation and Disclosure in Financial Statements’ - the new standard will replace IAS 1 ‘Presentation of Financial
Statements’ and introduces changes to the categories for classifying income and expenses and subtotals presented in the income statement and new or amended disclosures in respect of management-defined performance measures and specified expenses by nature. IFRS 18 was endorsed for use in the UK on 10 December 2025. The Santander UK group has chosen not to early adopt the new standard.
The Santander UK group will assess the new/amended accounting standards to determine their potential impacts on the financial statements when they become effective or if they are otherwise early adopted when available.
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
Business combinations between entities under common control (i.e. fellow subsidiaries of Banco Santander SA, the ultimate parent) are outside the scope of IFRS
3 - ‘Business Combinations’, and there is no other guidance for such transactions under IFRS. The Santander UK group elects to account for business combinations between entities under common control at their book values in the acquired entity by including the acquired entity’s results from the date of the business combination and not restating comparatives. Reorganisations of entities within the Santander UK group are also accounted for at their book values.
Credit protection entities established as part of significant risk transfer (SRT) transactions are not consolidated by the Santander UK group in cases where third party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities.

Annual Report 2025	Santander UK plc	133

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Revenue recognition
a) Interest income and expense
Interest and similar income and expense are recognised in the income statement using the effective interest rate method for: all financial instruments measured at amortised cost; debt instruments measured at FVOCI; and the effective part of any related accounting hedging instruments.
Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (i.e. Stage 3), for which interest revenue is calculated by applying the effective interest rate to their amortised cost (i.e. net of the ECL provision). For more information on stage allocations of credit risk exposures, see ‘Significant increase in credit risk’ in the ‘Santander UK group level -
credit risk management’ section of the Risk review.
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
c) Other operating income
Other operating income includes all gains and losses from changes in the fair value of financial assets and liabilities held at fair value through profit or loss
(comprising financial assets and liabilities held for trading, trading derivatives and other financial assets and liabilities at fair value through profit or loss), together with related interest income, expense, dividends, and changes in fair value of any derivatives managed in conjunction with these assets and liabilities. Other operating income also includes hedge ineffectiveness arising from fair value and cash flow hedging, income from operating lease assets, and profits and losses arising on the sales of property, plant and equipment and subsidiary undertakings.
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
Options granted under the Employee Sharesave scheme and awards granted under the Transformation Incentive Plan are accounted for as cash-settled share-
based payment transactions. Awards granted under the Long-Term Incentive Plan and Deferred Shares Bonus Plan are accounted for as equity-settled share-
based payment transactions.
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
award and the dividend growth rate.

Annual Report 2025	Santander UK plc	134

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Other intangible assets are recognised if they arise from contractual or other legal rights or if they are capable of being separated or divided from Santander UK and sold, transferred, licensed, rented or exchanged. The value of such intangible assets, where they are available for use, is amortised on a straight-line basis generally over a three-year useful economic life and the assets are reviewed annually for impairment indicators and tested for impairment where indicators are present. Other intangible assets that are not yet available for use are tested for impairment annually or more frequently when events or changes in circumstances dictate.
Software development costs are capitalised when they are direct costs associated with identifiable and unique software products that are expected to provide future economic benefits, and the cost of those products can be measured reliably. These costs include payroll, materials, services and directly attributable overheads. Internally developed software meeting these criteria and externally purchased software, are classified in intangible assets on the balance sheet and amortised on a straight-line basis generally over a three-year useful life unless the software is an integral part of the related computer hardware, in which case it is treated as property, plant and equipment as described below. Capitalisation of costs ceases when the software is capable of operating as intended. Costs of maintaining software are expensed as incurred.
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
in property, plant and equipment where the software is an integral part of the related computer hardware (for example, the operating system of a
computer).Classes of property, plant and equipment are depreciated on a straight-line basis over their useful life, as follows:

Owner-occupied properties	Not exceeding 50 years
Office fixtures and equipment	3 to 35 years
Computer software	Generally 3 years
Right-of-use assets	Shorter of the lease term or the useful life of the underlying asset
Operating lease assets - vehicles	1 to 5 years
Depreciation is not charged on freehold land. Depreciation of operating lease assets where the Santander UK group is the lessor is described in 'Leases' below.
Financial instruments (for impairment of debt instrument financial assets see 'Critical judgements and accounting estimates: Credit impairment losses')
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
Immediately after initial recognition, an expected credit loss (ECL) allowance is recognised for financial assets measured at amortised cost and investments in debt instruments measured at FVOCI. Corporate current accounts and instant access deposit accounts in notional pooling arrangements are managed on a net basis and are presented as a single unit of account.
A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned. Regular way purchases and sales of financial assets measured at amortised cost are recognised on settlement date; all other regular way purchases and sales of financial assets are recognised on trade date.
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
where it contains one or more embedded derivatives which are not closely related to the host contract.
The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

Annual Report 2025	Santander UK plc	135

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial assets: debt instruments
Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans and debt securities which consist mainly of government bonds and covered bonds. Classification and subsequent measurement of debt instruments depend on the Santander UK group’s business model for managing the asset, and the cash flow characteristics of the asset.
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
Based on these factors, the Santander UK group classifies its debt instruments into one of the following measurement categories:
–Amortised cost - Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at
FVTPL, are measured at amortised cost. The carrying amount of these assets is adjusted by any ECL recognised and measured as presented in Note 13.
Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognised in the income statement.
–FVOCI - Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent SPPI, and that are not designated at FVTPL, are measured at FVOCI. Movements in the carrying amount are recognised in OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in ‘Other operating income’. Interest income from these financial assets is included in ‘Interest and similar income’ using the effective interest rate method.
–FVTPL - Financial assets that do not meet the criteria for amortised cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognised in profit or loss and presented in the income statement in ‘Other operating income’ in the period in which it arises.
The Santander UK group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first reporting period following the change. Such changes are expected to be very infrequent.
Financial assets: equity instruments
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective, being instruments that do not contain a contractual obligation to pay cash and that evidence a residual interest in the issuer’s net assets. All equity investments are subsequently measured at FVTPL; management may elect, at initial recognition, to irrevocably designate an equity investment at FVOCI but has not currently done so. When this election is used, fair value gains and losses are recognised in OCI and are not subsequently reclassified to profit or loss, including on disposal. ECLs (and reversal of ECLs) are not reported separately from other changes in fair value. Dividends, when representing a return on such investments, continue to be recognised in profit or loss as other income when the right to receive payments is established. Gains and losses on equity investments at FVTPL are included in ‘Other operating income’ in the income statement.
Financial liabilities
Financial liabilities, which include deposits by banks, deposits by customers, debt securities in issue and subordinated liabilities, are classified as subsequently measured at amortised cost, except for:
–Financial liabilities at FVTPL (see Note 24): this classification is applied to derivatives and other financial liabilities designated as such at initial recognition.
Gains or losses on financial liabilities designated at FVTPL are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability).
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
Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for as equity index-linked deposits. The principal products are Capital Guaranteed/Protected Products, which give the customers a limited participation in the upside growth of an equity index. In the event the index falls in price, a cash principal element is guaranteed/protected. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. The cash principal element is accounted for as deposits by customers at amortised cost. The embedded derivatives are separated from the host instrument and are separately accounted for as derivatives.

Annual Report 2025	Santander UK plc	136

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Securities lending and borrowing transactions are generally secured, with collateral in the form of securities or cash advanced or received. Securities borrowed are not reflected on the balance sheet. Collateral in the form of cash received or advanced is recorded as a deposit or a loan. Collateral in the form of securities is not recognised.
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
Individually assessed impairments (IAIs)
We individually assess significant Stage 3 cases and also include high leveraged finance transactions in Stage 2 from 2025. We do this for Corporate &
Commercial Banking cases, but not for Business Banking cases in Retail & Business Banking which we assess collectively. To calculate the estimated loss, we estimate the future cash flows under several scenarios each of which uses case-specific factors and circumstances. We then probability-weight the net present value of the cash flows under each scenario to arrive at a weighted average provision requirement. We update our assessment process every quarter and more frequently if there are changes in circumstances that might affect the scenarios, cash flows or probabilities we apply.
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
–Recoveries
Recoveries of credit impairment charges are not included in the impairment loss allowance but are taken to income and offset against credit impairment charges. Recoveries of credit impairment charges are classified in the income statement as ‘Credit impairment charges’.

Annual Report 2025	Santander UK plc	137

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
included in Other operating income.

Annual Report 2025	Santander UK plc	138

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Offsetting financial assets and liabilities
Financial assets and liabilities including derivatives are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The Santander UK group is party to a number of arrangements, including master netting arrangements under industry standard agreements which facilitate netting of transactions in jurisdictions where netting agreements are recognised and have legal force. These netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
Hedge accounting
From 1 October 2025, the Santander UK group voluntarily adopted IFRS 9 hedge accounting requirements, except for portfolio hedges of interest rate risk which continue to apply IAS 39 requirements.
The Santander UK group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge exposures to interest rates, inflation, and exchange rates.
At the time a financial instrument is designated as a hedge (i.e. at the inception of the hedge), the Santander UK group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk), how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed (including an analysis of potential sources of ineffectiveness), and the hedge ratio. Hedges accounted for under IFRS 9 are required to be effective on a prospective basis, in line with risk management strategy, whilst IAS 39 hedging relationships are required to be highly effective on both a prospective and retrospective basis.
The Santander UK group discontinues hedge accounting when the hedging instrument matures, is sold, or when the hedging relationship becomes ineffective because it no longer aligns with the risk management objective. In such cases, the derivative is treated as a trading derivative.
If a hedging relationship no longer meets the effectiveness requirements but the risk management objective remains, the Santander UK group may rebalance or adjust the hedge ratio to once again meet effectiveness requirements without discontinuing the hedging relationship.
For portfolio hedges of interest rate risk which continue to be accounted for under IAS 39, the Santander UK group may also voluntarily de-designate hedge relationships by ceasing to designate the financial instrument as a hedge.
A hedging instrument is generally designated in its entirety, as the factors contributing to its fair value are interdependent. IFRS 9 allows certain components of the fair value of a hedging instrument to be excluded:
(i)Separation of intrinsic and time value of an option, designating only the intrinsic value as the hedging instrument, which is mandatory if the intrinsic value is designated;
(ii)Separation of the forward and spot elements of a forward contract, designating only the spot element as the hedging instrument, determined for each hedging relationship; and
(iii)Separation of the foreign currency basis spread of a currency derivative, excluding it from the designation of the hedging instrument, determined for each hedging relationship.
The separation of these components improves hedge effectiveness and allows an alternative accounting treatment for the excluded component, consisting of recording its value changes in “Other comprehensive income - cost of hedging” and recognising it in the consolidated income statement according to the nature of the hedged item, either over time, when the hedged transaction occurs, or when the hedge relationship ends.
Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Santander UK group applies fair value and cash flow hedge accounting but not hedging of a net investment in a foreign operation.

Annual Report 2025	Santander UK plc	139

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Changes in the fair value of portfolio hedged items are presented separately in the consolidated balance sheet in macro hedge of interest rate risk and recognised in the income statement. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight-line method over the period to maturity.
b) Cash flow hedge accounting
The effective portion of changes in the fair value of qualifying cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve.
The gain or loss relating to the ineffective portion is recognised immediately in the income statement.
Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The Santander UK group is exposed to variability in future cash flows attributable to i) interest rate and inflation risks on its GBP floating rate assets and liabilities ii) foreign currency risk on debt issuances denominated in foreign currency and iii) equity price risk from operating the Employee Sharesave scheme. Cash flow hedging is used to hedge the variability in cash flows arising from these risks.
Securitisation transactions
The Santander UK group has entered into arrangements where undertakings have issued mortgage-backed and other asset-backed securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. The Santander UK group has also entered into synthetic securitisation arrangements, as part of significant risk transfer (SRT) transactions to reduce its risk-weighted assets, where undertakings have issued credit-linked notes, and in some cases deposited the funds raised as collateral, for credit protection in respect of specific loans and advances to customers. As the Santander
UK group has retained substantially all the risks and rewards of the underlying assets, such financial instruments continue to be recognised on the balance sheet, and a liability recognised for the proceeds of the funding transaction, or in the case of SRT transactions, collateral deposited.
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
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is calculated by discounting management’s expected future cash flows obtainable as a result of the asset’s continued use (after making allowance for increases in regulatory capital requirements), including those resulting from its ultimate disposal, at a market-based discount rate on a pre-
tax basis. The recoverable amounts of goodwill have been based on value in use calculations.
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
intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Annual Report 2025	Santander UK plc	140

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with not more than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks and loans and advances to banks. Balances with central banks represent amounts held at the Bank of England as part of the Santander UK group’s liquidity management activities. It includes reserves collateralised accounts in respect of Santander UK’s participation in certain payments schemes which are required to be maintained with the Bank of England and are restricted balances.
Provisions and contingent liabilities (see 'Critical judgements and accounting estimates')
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefits will be necessary to settle the obligation, and it can be reliably estimated.
Customer remediation provisions are made for the estimated cost of making redress payments with respect to the past sales of products, using conclusions such as the number of claims, the number of those that will be upheld, the estimated average settlement per case and other related costs. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Santander UK group has a detailed formal plan for restructuring a business, has raised valid expectations in those affected by the restructuring, and has started to implement the plan or announce its main features.
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
Critical judgements and accounting estimates
The preparation of Santander UK's consolidated financial statements in accordance with IFRS requires management to make judgements and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management has considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
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
methodology requires management to make judgemental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition.

Key judgements	–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining the need for any judgemental adjustments
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
–Expected future cash flows for individually assessed Stage 3 corporate exposures
–Collateral valuations of individually assessed Stage 3 corporate exposures
For more on each of these key judgements and estimates, see 'Critical Judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk –
credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk - credit risk management’ section of the Risk review.
b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in the provisions in Note 27 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding the historical use of discretionary commission arrangements by Santander Consumer (UK) plc and property and redundancy provisions relating to the transformation of our branch network. Note 30 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows. It includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all
subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, and legal disputes regarding allocation of responsibility for a specific PPI portfolio of complaints and the historical use of discretionary commission arrangements by Santander Consumer (UK) plc.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, regulatory, and customer remediation matters. As a result, on extremely rare occasions it is not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes 27 and 30.

Annual Report 2025	Santander UK plc	141

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

c) Retirement benefit plans
The Santander UK group operates a number of defined benefit pension schemes as described in Note 28 and estimates their position as described in the accounting policy 'Defined benefit pension schemes’.

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 28.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 28. The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to confirm that the values obtained in respect of these assets represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
d) Goodwill
The carrying amount of goodwill is based on the application of judgements including the basis of goodwill impairment calculation assumptions. Santander UK undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.

Key judgement	–Determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations
Key estimates	–Forecast cash flows for cash generating units
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
Santander UK group undertakes an annual assessment to evaluate whether the carrying amount of goodwill is impaired, carrying out this assessment more frequently if reviews identify indicators of impairment or when events or changes in circumstances dictate.
The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time.
For more on each of these key judgements and estimates, see Note 19.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating value in use (VIU)' in Note 19.

Annual Report 2025	Santander UK plc	142

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–Retail & Business Banking consists of two business units, Mortgages and Everyday Banking. Mortgages provides UK residential mortgages for customers with good credit quality (prime lending) mostly to owner occupiers and buy-to-let mortgages for non-professional landlords. Everyday Banking provides banking services and unsecured lending to individuals and small businesses with annual turnover up to £6.5m, such as loans, credit cards and overdrafts, as well as wealth management for high-net-worth clients.
–Consumer Finance provides prime auto consumer financing for cars, vans, motorbikes and leisure vehicles through Santander Consumer (UK) plc (SCUK).
Through our joint ventures, Hyundai Capital UK Ltd and Volvo Car Financial Services UK Limited, we provide retail point of sale customer finance and wholesale finance facilities (stock finance).
–Corporate & Commercial Banking provides banking products and services including loans, overdrafts, treasury services, invoice finance, trade and supplier finance, to SMEs, mid-sized and larger corporates typically with annual turnover up to £500m, Commercial Real Estate and Social Housing customers.
–Corporate Centre provides treasury services for asset and liability management of our balance sheet. Exposures include financial institutions (derivatives and other treasury products), structured products, and sovereign and supranational assets chosen for diversification and liquidity. It also provides mainly residential
Crown Dependencies mortgages to individuals in Jersey and the Isle of Man.
Retail & Business Banking delivers products through our omni-channel presence comprising branches, ATMs, telephony, digital and intermediary channels.
Consumer Finance business is primarily introduced by car dealerships acting as our intermediary along with a small amount of new business introduced via digital channels. Corporate and Commercial Banking expertise is provided by relationship managers, product specialists and through digital and telephony channels, and covers clients' needs both in the UK and overseas.
The segmental data is prepared on a statutory basis of accounting, in line with the accounting policies set out in Note 1. Transactions between segments are on normal commercial terms and conditions. Internal charges and internal UK transfer pricing adjustments are reflected in the results of each segment and eliminate on consolidation. Revenue sharing agreements are used to allocate external customer revenues to a segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on Santander UK’s cost of wholesale funding. Interest income and interest expense have not been reported separately. The majority of segment revenues are interest income in nature and net interest income is relied on primarily to assess segment performance and to make decisions on the allocation of segment resources.
Results by segment
For the year ended 31 December

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2025	£m	£m	£m	£m	£m
Net interest income	3,506	129	677	68	4,380
Non-interest income/(expense)	176	181	117	(125)	349
Total operating income/(expense)	3,682	310	794	(57)	4,729
Operating expenses before credit impairment charges, provisions and charges	(1,918)	(150)	(374)	(15)	(2,457)
Credit impairment charges	(133)	(8)	(28)	(24)	(193)
Provisions for other liabilities and charges	(340)	(228)	(68)	39	(597)
Total credit impairment charges, provisions and charges	(473)	(236)	(96)	15	(790)
Profit/(loss) before tax	1,291	(76)	324	(57)	1,482

Revenue/(expense) from external customers	4,204	781	647	(903)	4,729
Inter-segment (expense)/revenue	(522)	(471)	147	846	—
Total operating income/(expense)	3,682	310	794	(57)	4,729

Revenue from external customers includes the following fee and commission income[1]:
–Current account and debit card fees	415	—	49	—	464
–Insurance, protection and investments	48	—	—	—	48
–Credit cards	100	—	—	—	100
–Non-banking and other fees[2]	5	38	92	5	140
Total fee and commission income	568	38	141	5	752
Fee and commission expense	(395)	(8)	(5)	(11)	(419)
Net fee and commission income/(expense)	173	30	136	(6)	333

At 31 December 2025
Customer loans	173,462	4,979	18,927	(1)	197,367
Customer deposits	155,652	—	24,414	3,536	183,602

Average number of full-time equivalent staff	13,802	762	2,092	—	16,656
1The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
2Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance invoice finance and trade finance.

Annual Report 2025	Santander UK plc	143

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2024	£m	£m	£m	£m	£m
Net interest income	3,426	144	694	48	4,312
Non-interest income/(expense)	121	182	128	(86)	345
Total operating income/(expense)	3,547	326	822	(38)	4,657
Operating expenses before credit impairment charges, provisions and charges	(1,976)	(152)	(417)	(3)	(2,548)
Credit impairment charges	(50)	(17)	(4)	—	(71)
Provisions for other liabilities and charges	(297)	(332)	(50)	(10)	(689)
Total credit impairment charges, provisions and charges	(347)	(349)	(54)	(10)	(760)
Profit/(loss) before tax	1,224	(175)	351	(51)	1,349

Revenue/(expense) from external customers	3,711	754	562	(370)	4,657
Inter-segment (expense)/revenue	(164)	(428)	260	332	—
Total operating income/(expense)	3,547	326	822	(38)	4,657

Revenue from external customers includes the following fee and commission income[1]:
–Current account and debit card fees	424	—	50	—	474
–Insurance, protection and investments	48	—	—	—	48
–Credit cards	92	—	—	—	92
–Non-banking and other fees[2]	3	28	73	15	119
Total fee and commission income	567	28	123	15	733
Fee and commission expense	(442)	(7)	(10)	(22)	(481)
Net fee and commission income/(expense)	125	21	113	(7)	252

At 31 December 2024
Customer loans	171,724	4,759	18,029	—	194,512
Customer deposits	151,815	—	22,137	2,781	176,733

Average number of full-time equivalent staff	15,993	773	2,494	—	19,260

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
2023	£m	£m	£m	£m	£m
Net interest income/(expense)	3,716	156	841	(55)	4,658
Non-interest income/(expense)	182	192	135	(71)	438
Total operating income/(expense)	3,898	348	976	(126)	5,096
Operating expenses before credit impairment charges, provisions and charges	(1,813)	(141)	(351)	(151)	(2,456)
Credit impairment charges	(149)	(15)	(40)	(1)	(205)
Provisions for other liabilities and charges	(233)	(18)	(15)	(69)	(335)
Total credit impairment charges, provisions and charges	(382)	(33)	(55)	(70)	(540)
Profit/(loss) before tax	1,703	174	570	(347)	2,100

Revenue from external customers	3,597	663	712	124	5,096
Inter-segment revenue/(expense)	301	(315)	264	(250)	—
Total operating income/(expense)	3,898	348	976	(126)	5,096

Revenue from external customers includes the following fee and commission income[1]:
–Current account and debit card fees	493	—	49	—	542
–Insurance, protection and investments	47	—	—	—	47
–Credit card fees	94	—	—	—	94
–Non-banking and other fees[2]	3	25	79	14	121
Total fee and commission income	637	25	128	14	804
Fee and commission expense	(458)	(6)	(11)	(26)	(501)
Net fee and commission income/(expense)	179	19	117	(12)	303

At 31 December 2023
Customer loans	179,887	5,228	17,939	—	203,054
Customer deposits	158,329	—	24,066	5,050	187,445

Average number of full-time equivalent staff	16,330	816	2,376	24	19,546
1The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
2Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Annual Report 2025	Santander UK plc	144

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The table below shows the relationship between Customer assets and Loans and advances to customers as presented in the Consolidated Balance Sheet.
Customer assets exclude joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral. It also shows the relationship between customer liabilities (see above) and Deposits by customers as presented in the Consolidated Balance Sheet.

	Assets		Liabilities
	2025	2024	2025	2024
	£m	£m	£m	£m
Customer balances (gross)	197,367	194,512	183,602	176,733
Loan loss allowance	(729)	(784)	—	—
Customer balances (net)	196,638	193,728	183,602	176,733
Intercompany balances (including joint ventures)	5,054	4,832	3,145	3,632
Accrued interest	725	714	928	854
Other items	192	134	(375)	(252)
Loans and advances to customers / Deposits by customers	202,609	199,408	187,300	180,967
3. NET INTEREST INCOME
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Interest and similar income:
Loans and advances to customers	8,891	9,290	8,767
Loans and advances to banks	1,155	1,523	1,751
Reverse repurchase agreements - non-trading	873	987	626
Other	622	639	473
Total interest and similar income[1]	11,541	12,439	11,617
Interest expense and similar charges:
Deposits by customers	(3,787)	(4,276)	(3,230)
Deposits by banks	(415)	(839)	(1,165)
Repurchase agreements - non-trading	(594)	(644)	(538)
Debt securities in issue	(2,189)	(2,171)	(1,852)
Subordinated liabilities	(172)	(193)	(169)
Other	(4)	(4)	(5)
Total interest expense and similar charges[2]	(7,161)	(8,127)	(6,959)
Net interest income	4,380	4,312	4,658
1Includes £274m (2024: £296m, 2023: £230m) of interest income on financial assets at FVOCI.
2Includes £460m (2024: £762m, 2023: £706m) of interest expense on the effective part of derivatives hedging debt issuances and £3m (2024: £3m, 2023: £3m) of interest expense on lease liabilities.
4. NET FEE AND COMMISSION INCOME
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Fee and commission income:
Current account and debit card fees	464	474	542
Insurance, protection and investments	48	48	47
Credit cards	100	92	94
Non-banking and other fees[1]	140	119	121
Total fee and commission income	752	733	804
Total fee and commission expense	(419)	(481)	(501)
Net fee and commission income	333	252	303
1Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

Annual Report 2025	Santander UK plc	145

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

5. OTHER OPERATING INCOME
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Net (losses) on financial instruments designated at fair value through profit or loss[1]	(82)	(38)	(57)
Net gains/(losses) on financial instruments mandatorily at fair value through profit or loss[2]	7	(12)	(11)
Hedge ineffectiveness	(31)	22	19
Net gain on sale of financial assets at fair value through other comprehensive income	1	—	—
Income from operating lease assets	124	113	117
Other	(3)	8	67
	16	93	135
1Net (losses) on financial instruments designated at fair value through profit or loss includes losses of £47m on deposits (2024: £16m losses, 2023 £24m losses), losses of £34m on debt securities (2024: £22m losses, 2023: £32m losses).
2Net gains on financial instruments mandatorily at fair value through profit or loss include gains of £1m on debt securities (2024: £7m gains, 2023: £5m gains).
Net gains on financial instruments mandatorily at FVTPL includes fair value losses of £9m (2024: losses of £21m, 2023: losses of £12m) on embedded derivatives bifurcated from certain equity index-linked deposits, as described in the derivatives accounting policy in Note 1. The embedded derivatives are economically hedged, the results of which are also included in this line item and amounted to gains of £9m (2024: gains of £21m, 2023: gains of £12m). As a result, in 2025,
2024 and 2023 the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were £nil.

			Group
	2025	2024	2023
	£m	£m	£m
Exchange rate differences in the consolidated income statement on items not at fair value through profit or loss	562	495	1,288
These are principally offset by related releases from the cash flow hedge reserve:	(536)	(500)	(1,248)
In 2025 and 2024, no subordinated liabilities were repurchased as part of ongoing liability management exercises (2023: profit of £4m).
In 2025, Other includes £4m of losses on the sale of property as part of our transformation (2024: £8m losses; 2023: £nil).
6. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES, PROVISIONS
AND CHARGES
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Staff costs:
Wages and salaries	785	866	839
Performance-related payments	175	164	162
Social security costs	131	122	115
Pension costs - defined contribution plans	74	79	71
Pension costs - defined benefit plans	8	13	13
Other personnel costs	25	33	41
	1,198	1,277	1,241
Other administration expenses	937	971	925
Depreciation, amortisation and impairment	322	300	290
	2,457	2,548	2,456
Staff costs
Performance-related payments include bonuses paid in cash and share awards granted under the arrangements described in Note 35. Included in this are equity-
settled share-based payments, none of which related to option-based schemes. These are disclosed in the table below as ‘Shares awards’. Performance-related payments above include amounts related to deferred performance awards as follows:

	Costs recognised in 2025			Costs expected to be recognised in 2026 or later
	Arising from awards in current year	Arising from awards in prior year	Total	Arising from awards in current year	Arising from awards in prior year	Total
	£m	£m	£m	£m	£m	£m
Cash	2	9	11	5	4	9
Shares	2	8	10	4	5	9
	4	17	21	9	9	18

Annual Report 2025	Santander UK plc	146

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table shows the amount of bonus awarded to employees for the performance year 2025. In the case of deferred cash and shares awards, the final amount paid to an employee is influenced by forfeiture provisions and any performance conditions to which the awards are subject. The deferred shares award amount is based on the fair value of the awards at the date of grant.

	Expenses charged in the year		Expenses deferred to future periods		Total
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Cash award - not deferred	145	140	—	—	145	140
–deferred	11	8	9	14	20	22
Shares award - not deferred	9	9	—	—	9	9
–deferred	10	7	9	13	19	20
Total discretionary bonus	175	164	18	27	193	191
Other share-based payments consist of options granted under the Employee Sharesave scheme which comprise the Santander UK group’s cash-settled share-
based payments. For more, see Note 35.
The average number of full-time equivalent staff in the year is set out in Note 2. For the Company, the average number of full-time equivalent staff was 15,792
(2024: 18,378, 2023: 18,631).
Depreciation, amortisation and impairment
In 2025, depreciation, amortisation and impairment included depreciation of £75m (2024: £75m, 2023: £64m) on operating lease assets (where the Santander UK group is the lessor) with a carrying amount of £573m at 31 December 2025 (2024: £574m, 2023: £488m). See Note 20 for the depreciation on right-of-use assets and their carrying value.
Other administration expenses includes £17m (2024: £18m, 2023: £19m) related to short-term leases.
In 2025, depreciation, amortisation and impairment included an impairment charge of £nil (2024: £nil, 2023: £25m) associated with branch and head office site closures as part of our transformation. For more, see Note 20.
7. AUDIT AND OTHER SERVICES
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Audit fees:
Fees payable to the Company’s auditor and its associates for the audit of the Santander UK group’s annual financial statements	13.5	13.8	13.9
Fees payable to the Company’s auditor and its associates for other services to the Santander UK group:
– Audit of the Santander UK group's subsidiaries	0.8	0.6	0.6
Total audit fees[1]	14.3	14.4	14.5
Non-audit fees:
Audit-related assurance services	2.5	0.6	0.7
Other assurance services	0.3	1.0	0.5
Other non-audit services	—	0.6	0.1
Total non-audit fees	2.8	2.2	1.3
12025 audit fees included £0.1m (2024: £0.1m, 2023: £0.7m) which related to the prior years.
Audit-related assurance services mainly comprised services performed in connection with review of the financial information of the Company and reporting to the
Company's UK regulators.
Other non-audit services mainly comprised services performed in support of various debt issuance programmes.
Of the total non-audit fees, £0.2m (2024: £0.2m, 2023: £0.3m) accords with the definition of 'Audit Fees' per US Securities and Exchange Commission (SEC)
guidance, £2.5m (2024: £2.0m, 2023: £1.0m) accords with the definition of 'Audit related fees' per that guidance and £93,300 (2024: £48,300, 2023: £12,550)
accords with the definition of 'All other fees' per that guidance.
In 2025, the Company's auditors earned £1.8m (2024: £1.8m, 2023: £1.6m), in relation to incremental work undertaken in support of the audit of Banco
Santander SA.

Annual Report 2025	Santander UK plc	147

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

8. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Credit impairment charges/(write-backs):
Loans and advances to customers	209	87	191
Recoveries of loans and advances, net of collection costs	(14)	(23)	10
Off-balance sheet credit exposures (See Note 27)	(2)	7	4
	193	71	205
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 27)	563	687	334
Charge for residual value and voluntary termination	34	2	1
	597	689	335
	790	760	540
In 2025, 2024 and 2023 there were no material credit impairment charges on Loans and advances to banks, Non-trading reverse repurchase agreements, Other financial assets at amortised cost and Financial assets at FVOCI.
9. TAXATION
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Current tax:
UK corporation tax on profit for the year	386	205	475
Adjustments in respect of prior years	(14)	(47)	(15)
Total current tax	372	158	460
Deferred tax:
Charge for the year	23	187	106
Adjustments in respect of prior years	1	33	(7)
Total deferred tax	24	220	99
Tax on profit	396	378	559
The standard rate of UK corporation tax was 28% for banking entities and 25% for non-banking entities (2024: 28% for banking entities and 25% for non-banking entities; 2023: 27.75% for banking entities and 23.5% for non-banking entities) following the introduction of a surcharge on banking companies in 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
The Santander UK group’s effective tax rate for 2025 was 26.7% (2024: 28.0%, 2023: 26.6%). Tax on profit differs from that calculated at the statutory rate as follows:
For the year ended 31 December

			Group
	2025	2024	2023
	£m	£m	£m
Profit before tax	1,482	1,349	2,100
Tax calculated at the statutory rate of 25% (2024: 25%, 2023: 23.5%)	371	337	494
Bank surcharge on profits	56	41	85
Non-deductible preference dividends paid	9	9	9
Non-deductible UK Bank Levy	11	12	10
Non-deductible conduct remediation, fines and penalties	(15)	3	13
Other non-deductible costs and non-taxable income	14	26	2
Effect of change in tax rate on deferred tax provision	—	—	2
Tax relief on dividends in respect of other equity instruments	(37)	(36)	(34)
Adjustment to prior year provisions	(13)	(14)	(22)
Tax on profit	396	378	559
It is not anticipated that the OECD Pillar Two rules which became effective from 1 January 2024 will impact the Santander UK group. The Santander UK group has applied the amendments to IAS 12 relating to Pillar Two, issued in May 2023, and no additional disclosures arise.

Annual Report 2025	Santander UK plc	148

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Current tax assets
Movements in current tax assets during the year were as follows:

		Group
	2025	2024
	£m	£m
At 1 January	506	490
Income statement charge	(372)	(158)
Other comprehensive income charge	(14)	(47)
Corporate income tax paid	46	240
Other movements	189	(19)
At 31 December	355	506
The amount of corporation income tax paid differs from the tax charge for the period as a result of the timing of payments due to the tax authorities, the effects of movements in deferred tax, current tax recognised directly in other comprehensive income and adjustments to prior period current tax provisions. In 2025 other movements for Santander UK group includes £170m relating to amounts payable to related parties in respect of group relief (2024: £nil).
Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group's tax matters.
The accounting policy for recognising provisions for any tax risks identified is described in Note 1. It is not expected that there will be any material movement in such provisions within the next 12 months.
The Santander UK group consistently applies the UK’s Code of Practice on Taxation for Banks. For more information, see our Taxation Strategy on our website.
Deferred tax
The table below shows the deferred tax balances including the movement in the deferred tax account during the year. Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group has the legal right to offset and intends to settle on a net basis.

								Group
	Fair value of financial instruments	Pension remeasurement	Cash flow hedges	Fair value reserve	Intangible assets	Accelerated tax depreciation	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	(152)	(117)	110	8	(72)	(6)	(17)	(246)
Income statement credit/(charge)	9	(51)	—	—	(8)	(14)	40	(24)
Transfers/reclassifications	—	—	3	1	—	—	(4)	—
Credited/(charged) to other comprehensive income	—	28	(190)	(5)	—	—	—	(167)
At 31 December 2025	(143)	(140)	(77)	4	(80)	(20)	19	(437)

At 1 January 2024	(8)	(186)	73	3	(70)	18	(16)	(186)
Income statement charge	(144)	(44)	—	—	(2)	(24)	(6)	(220)
Transfers/reclassifications	—	—	2	1	—	—	—	3
Credited to other comprehensive income	—	113	35	4	—	—	5	157
At 31 December 2024	(152)	(117)	110	8	(72)	(6)	(17)	(246)
The deferred tax assets and liabilities above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s three-year plan (described in Note 19) would not cause a reduction in the deferred tax assets recognised.
In 2025 and 2024, unrecognised deferred tax assets on capital losses carried forward were £nil.
10. DIVIDENDS ON ORDINARY SHARES
Dividends on ordinary shares declared and paid in the year were as follows:
For the year ended 31 December

				Group
	2025	2024	2023	2025	2024	2023
	Pence per share	Pence per share	Pence per share	£m	£m	£m
In respect of current year - first interim	0.08	1.78	1.32	26	554	410
In respect of current year - second interim	—	2.44	3.61	—	757	1,120
	0.08	4.22	4.93	26	1,311	1,530
In December 2025, £26m of dividends were paid on the Company's ordinary shares in issue (2024: £1,311m, 2023: £1,530m) as, in anticipation of the proposed acquisition of TSB by Santander UK (subject to regulatory approvals and other consents), the Board passed a resolution in August 2025 to cancel the interim dividends that had been declared at 30 June 2025. In 2025, none (2024: £804m, 2023: £750m) of the dividends were special dividends. These were paid following review and approval by the Board in line with our dividend policy.

Annual Report 2025	Santander UK plc	149

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
b) Analysis of derivatives
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

						Group
	2025			2024
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	9,341	85	118	13,755	238	156
Interest rate contracts	25,372	198	336	29,296	294	489
Inflation rate contracts	171	16	30	—	—	—
Equity and credit contracts	568	94	21	681	124	21
Total derivatives held for trading	35,452	393	505	43,732	656	666
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	4,099	86	16	1,712	42	8
Interest rate contracts	169,084	564	479	146,172	1,055	477
Inflation rate contracts	1,850	69	—	—	—	—
	175,033	719	495	147,884	1,097	485
Designated as cash flow hedges:
Exchange rate contracts	18,343	500	378	21,535	698	266
Interest rate contracts	37,508	316	367	54,267	326	928
Inflation rate contracts	—	—	—	1,794	70	—
	55,851	816	745	77,596	1,094	1,194
Total derivatives held for hedging	230,884	1,535	1,240	225,480	2,191	1,679
Derivative netting[1]	—	(1,058)	(1,058)	—	(1,643)	(1,643)
Total derivatives	266,336	870	687	269,212	1,204	702
1Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was
£827m (2024: £489m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £23m (2024: £32m).
At 31 December 2025, the fair value of derivative assets included amounts due from Banco Santander group entities of £599m (2024: £544m) and the fair value of derivative liabilities included amounts due to Banco Santander group entities of £292m (2024: £244m).
For information about the impact of netting arrangements on derivative assets and liabilities in the table above, see Note 39.
The table below analyses the notional and fair values of derivatives by trading and settlement method.

Notional
	Traded over the counter		Asset	Liability
	Settled by central counterparties	Not settled by central counterparties	Total	Traded over the counter	Traded over the counter
2025	£m	£m	£m	£m	£m
Exchange rate contracts	—	31,783	31,783	671	512
Interest rate contracts	219,306	12,658	231,964	20	124
Inflation rate contracts	2,021	—	2,021	85	30
Equity and credit contracts	—	568	568	94	21
	221,327	45,009	266,336	870	687

2024
Exchange rate contracts	—	37,002	37,002	978	430
Interest rate contracts	217,159	12,576	229,735	32	251
Inflation rate contracts	1,794	—	1,794	70	—
Equity and credit contracts	—	681	681	124	21
	218,953	50,259	269,212	1,204	702

Annual Report 2025	Santander UK plc	150

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
swaps.

Annual Report 2025	Santander UK plc	151

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Micro hedges of interest rate risk and foreign currency risk
Santander UK accesses international markets to obtain funding, to issue fixed rate debt or to invest in fixed rate debt of other issuers as part of maintaining a portfolio of HQLA (High Quality Liquid Assets) in its functional currency and other currencies. We are therefore exposed to changes in fair value due to changes in market interest rates and/or foreign exchange rates, principally in USD and EUR, which we mitigate through the use of receive fixed/pay floating rate interest rate swaps and/or receive fixed/pay floating rate cross currency swaps.
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
Hedges of inflation risk
Santander UK has exposure to inflation arising on UK inflation-linked gilts, that is hedged by entering into inflation swaps. Fair value hedging is applied whereby the inflation swap is hedging variability in cash flows of the inflation-linked gilt due to change in GBP RPI. Effectiveness is assessed by using linear regression techniques to compare changes in the fair value of the inflation-linked gilts attributable to the hedged risk, with changes in the fair value of the inflation linked swaps.
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
Hedges of foreign currency risk
As Santander UK obtains funding in international markets, we assume significant foreign currency risk exposure, mainly in USD and EUR. In addition, Santander
UK also holds debt securities for liquidity purposes which assumes foreign currency exposure, principally in JPY, CAD and CHF.
Santander UK manages the exposures to the variability in cash flows of foreign currency denominated assets and liabilities to movements in foreign exchange rates by entering into either foreign exchange contracts (spot, forward and swaps) or cross-currency swaps. These instruments are entered into to match the cash flow profile and maturity of the estimated interest and principal repayments of the hedged item.
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
interest rate risk, it can also arise due to differences in the basis of cash flows between the hedged item and the hedging instrument.

Annual Report 2025	Santander UK plc	152

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Maturity profile and average price/rate of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in the Santander UK group’s hedging strategies:

							Group
2025	Hedging Instruments	≤1 month	>1 and ≤3 months	>3 and ≤12 months	>1 and ≤5 years	>5 years	Total
Fair value hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	12,649	10,884	60,547	75,678	3,581	163,339
	Average fixed interest rate - GBP	4.15%	4.70%	4.02%	3.51%	3.75%
	Average fixed interest rate - EUR	—	0.22%	—	0.62%	4.37%
	Average fixed interest rate - USD	—	—	—	4.09%	1.33%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	12	13	199	3,086	789	4,099
	Interest rate contracts - Nominal amount (£m)	12	13	113	2,968	789	3,895
	Average GBP - EUR exchange rate	1.18	1.14	1.16	1.18	1.18
	Average GBP - USD exchange rate	—	—	1.25	1.35	1.29
	Average fixed interest rate - EUR	1.78%	3.25%	4.08%	3.51%	2.82%
	Average fixed interest rate - USD	—	—	4.99%	4.39%	4.36%
Inflation risk/Interest rate risk	Inflation derivative contracts - Nominal amount (£m)	—	—	—	—	1,850	1,850
	Interest rate contracts - Nominal amount (£m)	—	—	—	—	1,850	1,850
	Average fixed interest rate - GBP	—	—	—	—	5.00%
Cash flow hedges:
Interest rate risk	Interest rate contracts – Nominal amount (£m)	261	—	2,174	30,622	3,550	36,607
	Average fixed interest rate - GBP	4.38%	—	3.15%	3.88%	4.48%
FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	1,730	12,429	2,716	16,875
	Average GBP - CHF exchange rate	—	—	1.12	1.11	—
	Average GBP - EUR exchange rate	—	—	—	1.18	1.17
	Average GBP - USD exchange rate	—	—	1.33	1.27	1.37
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	—	76	1,183	209	1,468
	Interest rate contracts - Nominal amount (£m)	—	—	—	743	158	901
	Average GBP - EUR exchange rate	—	—	1.17	1.20	—
	Average GBP - USD exchange rate	—	—	—	1.32	1.54
	Average fixed interest rate - GBP	—	—	2.86%	3.10%	4.59%

2024
Fair value hedges:
Interest rate risk	Interest rate contracts- Nominal amount (£m)	4,174	6,301	53,531	77,233	3,409	144,648
	Average fixed interest rate - GBP	3.75%	4.29%	4.50%	3.87%	3.65%
	Average fixed interest rate - EUR	0.20%	(0.35)%	(0.45)%	0.58%	4.37%
	Average fixed interest rate - USD	1.68%	1.53%	1.53%	5.76%	0.45%
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	—	88	128	1,018	478	1,712
	Interest rate contracts - Nominal amount (£m)	—	88	86	872	478	1,524
	Average GBP - EUR exchange rate	—	1.14	1.16	1.16	1.18
	Average GBP - USD exchange rate	—	—	—	1.32	1.28
	Average fixed interest rate - EUR	—	—	1.35%	3.30%	2.94%
	Average fixed interest rate - USD	—	—	—	4.83%	4.38%
Cash flow hedges:
Interest rate risk	Interest rate contracts - Nominal amount (£m)	4,300	3,366	11,598	28,336	3,587	51,187
	Average fixed interest rate - GBP	4.59%	4.05%	4.76%	3.70%	4.35%
FX risk	Exchange rate contracts - Nominal amount (£m)	258	792	4,927	10,976	1,306	18,259
	Interest rate contracts - Nominal amount (£m)	—	—	—	—	958	958
	Average GBP - JPY exchange rate	178.37	179.99	187.64	—	—
	Average GBP - CHF exchange rate	—	—	1.09	1.11	—
	Average GBP - CAD exchange rate	—	—	1.76	—	—
	Average GBP - EUR exchange rate	—	1.20	1.19	1.18	1.16
	Average GBP - USD exchange rate	—	—	1.24	1.30	1.39
Interest rate/FX risk	Exchange rate contracts - Nominal amount (£m)	826	394	534	1,104	418	3,276
	Interest rate contracts - Nominal amount (£m)	826	—	327	799	170	2,122
	Average GBP - EUR exchange rate	1.12	1.37	1.16	1.21	1.18
	Average GBP - USD exchange rate	—	—	1.54	1.32	1.54
	Average fixed interest rate - GBP	1.48%	2.76%	2.65%	2.74%	4.81%
Inflation risk	Inflation derivative contracts - Nominal amount (£m)	—	—	—	—	1,794	1,794
	Average fixed interest rate - GBP	—	—	—	—	4.98%

Annual Report 2025	Santander UK plc	153

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	154

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Net gains or losses arising from fair value and cash flow hedges included in other operating income

			Group
	2025	2024	2023
	£m	£m	£m
Fair value hedging:
(Losses)/Gains on hedging instruments	(551)	193	(1,879)
Gains/(Losses) on hedged items attributable to hedged risks	523	(168)	1,896
Fair value hedging ineffectiveness	(28)	25	17
Cash flow hedging ineffectiveness	(3)	(3)	2
	(31)	22	19
Hedge ineffectiveness can be analysed by risk category as follows:

									Group
			2025			2024			2023
	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement	Change in FV of hedging instruments	Change in FV of hedged items	Recognised in income statement
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges:
Interest rate risk	(528)	499	(29)	167	(151)	16	(1,865)	1,877	12
Interest rate/FX risk	9	(8)	1	26	(17)	9	(14)	19	5
Inflation rate risk/interest rate risk	(32)	32	—	—	—	—	—	—	—
	(551)	523	(28)	193	(168)	25	(1,879)	1,896	17

					Group
		Hedging Instruments		Recognised in Income Statement	Reclassified from reserves to income
	Income statement line item affected by reclassification	Change in FV	Recognised in OCI
		£m	£m	£m	£m
Cash flow hedges:
2025
Interest rate risk	Net interest income	465	(469)	(4)	(305)
FX risk	Net interest income/other operating income	(287)	295	8	(151)
Interest rate/FX risk	Net interest income/other operating income	(66)	59	(7)	(89)
Inflation Risk	Net Interest Income	82	(82)	—	9
		194	(197)	(3)	(536)
2024
Interest rate risk	Net interest income	(764)	761	(3)	(488)
FX risk	Net interest income/other operating income	414	(405)	9	216
Interest rate/FX risk	Net interest income/other operating income	(181)	172	(9)	(231)
Inflation Risk	Net Interest Income	71	(71)	—	3
		(460)	457	(3)	(500)
2023
Interest rate risk	Net interest income	466	(445)	21	(469)
FX risk	Net interest income/other operating income	(396)	377	(19)	(392)
Interest rate/FX risk	Net interest income/other operating income	(237)	237	—	(387)
		(167)	169	2	(1,248)

Annual Report 2025	Santander UK plc	155

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

In 2025, cash flow hedge accounting of £nil (2024: £nil) had to cease due to the hedged cash flows no longer being expected to occur.
The following table provides a reconciliation by risk category of components of equity and analysis of OCI items (before tax) resulting from hedge accounting.

		Group
	2025	2024
	£m	£m
Balance at 1 January	(453)	(496)
Effective portion of changes in fair value:
– Interest rate risk	469	(761)
– Foreign currency risk	(295)	405
– Interest rate/foreign currency risk	(59)	(172)
– Inflation risk	82	71
	197	(457)
Income statement transfers:
– Interest rate risk	305	488
– Foreign currency risk	151	(216)
– Interest rate/foreign currency risk	89	231
– Inflation risk	(9)	(3)
	536	500
Balance at 31 December	280	(453)
Hedged exposures
Santander UK hedges its exposures to various risks, including interest rate risk and foreign currency risk, as set out in the following table.

										Group
					2025					2024
		Accumulated FV hedge adjustments			Change in value to calculate hedge ineffectiveness		Accumulated FV hedge adjustments			Change in value to calculate hedge ineffectiveness
	Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges		Carrying value	Hedged item	Portfolio hedge of interest rate risks	Of which Discontinued hedges
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate risk:
Loans and advances to customers	72,604	—	(76)	(24)	552	62,773	—	(731)	(290)	(154)
Other financial assets at amortised cost	2,103	(25)	(6)	(5)	21	1,667	(45)	(7)	(7)	(44)
Reverse repurchase agreements – non trading	8,802	—	2	—	2	6,423	—	(1)	—	(1)
Other financial assets at FVOCI	2,010	(87)	—	(74)	42	2,100	(131)	—	(95)	(18)
Deposits by customers	(29,620)	—	(27)	—	(53)	(21,726)	18	9	1	(1)
Debt securities in issue	(3,758)	70	(32)	(38)	(60)	(3,811)	150	(54)	(77)	52
Subordinated liabilities	(505)	(18)	(1)	(28)	(6)	(511)	(12)	(1)	(36)	15
Interest rate/FX risk:
Other financial assets at FVOCI	1,898	7	—	—	46	1,503	16	—	—	(30)
Debt securities in issue	(2,284)	(5)	—	(8)	(53)	(200)	(9)	—	(14)	13
Inflation risk/Interest rate risk:
Other financial assets at amortised cost	1,884	12	—	—	32	—	—	—	—	—
Other financial assets at FVOCI	83	(1)	—	—	—	—	—	—	—	—
	53,217	(47)	(140)	(177)	523	48,218	(13)	(785)	(518)	(168)

Annual Report 2025	Santander UK plc	156

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

						Group
			2025			2024
	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges	Change in value to calculate hedge ineffectiveness	Cash flow hedge reserve	Balances on cash flow hedge reserve for discontinued hedges
Hedged item balance sheet line item	£m	£m	£m	£m	£m	£m
Cash flow hedges:
Interest rate risk:
Loans and advances to customers	(205)	(79)	—	361	(497)	2
Cash and balances at central banks	(207)	112	(27)	464	(192)	(50)
Deposits by banks	2	—	—	(4)	—	—
Repurchase agreements - non trading	(59)	104	104	(60)	52	—
FX risk:
Other financial assets at FVOCI	(84)	—	—	(487)	1	—
Highly probable forecast transactions	(5)	1	—	4	—	—
Debt securities in issue	383	36	—	78	181	—
Interest rate/FX risk:
Debt securities in issue/loans and advances to customers	(47)	(3)	—	148	(12)	—
Deposits by customers	58	(13)	—	21	(37)	—
Subordinated liabilities/loans and advances to customers	49	(19)	48	3	(16)	51
Inflation risk:
Other financial assets at amortised cost	(81)	139	139	(70)	66	—
Other financial assets at FVOCI	(1)	2	2	(1)	1	—
	(197)	280	266	457	(453)	3
Cost of Hedging

			Group
			2025
	Components of hedging derivatives excluded from hedge designation	£m	£m
Balance at 1 January			—
Transfers to cost of hedging reserve:
Cash flow hedges:
Foreign currency risk	Time-period related	24
	Transaction-related	—
			24
Equity risk	Time-period related	—
	Transaction-related	—
			—
			24
Fair value hedges:
Foreign currency risk	Time-period related	(2)
	Transaction-related	—
			(2)
			(2)
			22
Transfers out of cost of hedging reserve:
Cash flow hedges:
Foreign currency risk	Time-period related	(1)
	Transaction-related	—
			(1)
Equity risk	Time-period related	—
	Transaction-related	—
			—
			(1)
			(1)
Tax			(1)
Balance at 31 December			20

Annual Report 2025	Santander UK plc	157

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

		Group
	2025	2024
	£m	£m
Loans and advances to customers:
Loans to housing associations	—	4
Other loans	40	40
	40	44
Debt securities	—	56
Other debt instruments	24	36
	64	136
For the Santander UK group, other financial assets at FVTPL comprised £nil (2024: £60m) of financial assets designated at FVTPL and £64m (2024: £76m) of financial assets mandatorily held at FVTPL.
Loans and advances to customers principally represent other loans, being a portfolio of roll-up mortgages. These are managed, and have their performance evaluated, on a fair value basis in accordance with a documented investment strategy, and information about them is provided on that basis to management.
In 2025, 2024 and 2023, the net loss in the year attributable to changes in credit risk for loans and advances at FVTPL was £nil. The cumulative net loss attributable to changes in credit risk for loans and advances at FVTPL at 31 December 2025 was £3m (2024: £3m 2023: £3m).

Annual Report 2025	Santander UK plc	158

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

13. LOANS AND ADVANCES TO CUSTOMERS

	Group
	2025	2024
	£m	£m
Loans secured on residential properties	167,284	165,214
Corporate loans	20,450	18,550
Finance leases	4,251	4,222
Other unsecured loans	5,566	6,601
Accrued interest and other adjustments	760	796
Amounts due from fellow Banco Santander subsidiaries and joint ventures	5,043	4,814
Amounts due from Santander UK Group Holdings plc	11	18
Amounts due from subsidiaries	—	—
Loans and advances to customers	203,365	200,215
Credit impairment loss allowances on loans and advances to customers	(729)	(784)
Residual value and voluntary termination provisions on finance leases	(27)	(23)
Net loans and advances to customers	202,609	199,408
At 31 December 2025, loans and advances to customers included amounts due from Banco Santander group entities of £5,055m (2024: £4,834m).
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level – Credit risk review section of the Risk review.
Finance lease and hire purchase contract receivables may be analysed as follows:

						Group
	2025			2024
	Gross investment	Unearned finance income	Net investment	Gross investment	Unearned finance income	Net investment
	£m	£m	£m	£m	£m	£m
No later than one year	1,362	(202)	1,160	1,400	(208)	1,192
Later than one year and not later than two years	1,337	(202)	1,135	1,423	(215)	1,208
Later than two years and not later than three years	1,086	(164)	922	1,220	(184)	1,036
Later than three years and not later than four years	972	(147)	825	721	(109)	612
Later than four years and not later than five years	135	(21)	114	115	(17)	98
Later than five years	112	(17)	95	90	(14)	76
	5,004	(753)	4,251	4,969	(747)	4,222
The Santander UK group enters into finance leasing arrangements primarily for the financing of motor vehicles and a range of assets for its corporate customers.
Included in the carrying value of net investment in finance leases and hire purchase contracts is £1,804m (2024: £1,748m) of unguaranteed RV at the end of the current lease terms, which is expected to be recovered through re-payment, re-financing or sale. Finance income on the net investment in finance leases was
£324m (2024: £308m, 2023: £266m).
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
At 31 December 2025 and 2024, the Santander UK group had contracted with lessees for the following future undiscounted minimum lease payments receivable under operating leases.

	Group
	2025	2024
	£m	£m
No later than one year	20	27
Later than one year and not later than two years	17	21
Later than two years and not later than three years	12	17
Later than three years and not later than four years	7	7
Later than four years and not later than five years	5	5
Later than five years	11	11
	72	88

Annual Report 2025	Santander UK plc	159

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

14. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes securitisations and structured entities relating to credit protection transactions.
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
Loans and advances to customers include portfolios of residential mortgage loans, and receivables derived from credit agreements with retail customers for the purchases of financed vehicles, which are subject to non-recourse finance arrangements. These loans and receivables have been purchased by, or assigned to, structured entities or Abbey Covered Bonds LLP and have been funded primarily through the issue of mortgage-backed securities, other asset-backed securities or covered bonds. No gain or loss has been recognised as a result of these sales. The structured entities and Abbey Covered Bonds LLP are consolidated as subsidiary undertakings. The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the structured entities.
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
ii) Other securitisation structures
The Santander UK group also makes use of auto loan securitisations, whereby pools of auto loans originated by members of the Santander UK group are sold to special purpose vehicles by members of the Santander UK group. The special purpose vehicle funds the purchase of the auto loans by issuing Variable Funding
Notes to third-party investors. A proportion of the remaining exposure is retained by members of the Santander UK group. Members of the Santander UK group also receive payments from the special purpose vehicles in respect of fees for administering the auto loans, and payment of deferred consideration for the sale of the securitised auto loans. The members of the Santander UK group have no right or obligation to repurchase any securitised loans, except if certain representations and warranties given at the time of sale are breached and, in certain cases, if there has been a subsequent variation in the terms of the underlying auto loans not permitted under the sale agreements related to the auto loan securitisations.
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
c) Analysis of securitisations and covered bonds
The Santander UK group’s principal securitisation programmes and covered bond programme, together with the balances of the advances subject to securitisation (or for the covered bond programme assigned) and the carrying value of the notes in issue at 31 December 2025 and 2024 are listed below. The gross assets in the Santander UK group table below were transferred from the Company to the securitisations and covered bond programme vehicles but do not qualify for derecognition from the Company.

Group
	Gross assets		External notes in issue		Notes held within the Group
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	7,090	5,109	4,887	3,379	562	389
–Fosse	1,845	2,383	201	—	1,204	1,408
	8,935	7,492	5,088	3,379	1,766	1,797
Other asset-backed securitisation structures:
–Repton	760	718	550	550	—	—
Total securitisation programmes	9,695	8,210	5,638	3,929	1,766	1,797
Covered bond programme:
– Euro 35bn Global Covered Bond Programme	27,428	25,695	19,201	17,211	1,224	1,224
Total securitisation and covered bond programmes	37,123	33,905	24,839	21,140	2,990	3,021

Annual Report 2025	Santander UK plc	160

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The following table sets out the internal and external issuances and redemptions in 2025 and 2024 for each securitisation and covered bond programme.

Group
	Internal issuances		External issuances		Internal redemptions		External redemptions
	2025	2024	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	172	106	1,500	1,250	—	17	—	—
–Fosse	—	894	—	—	—	865	—	100
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	—	—	2,687	5,890	—	41	1,152	3,359
	172	1,000	4,187	7,140	—	923	1,152	3,459
In January 2025, £200m of the Fosse retained notes were sold to an external counterparty.
Holmes Funding Ltd has a beneficial interest of £5,407m (2024: £3,735m) in the residential mortgage loans held by Holmes Trustees Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Ltd belongs to Santander UK plc.
Fosse Funding (No.1) Ltd has a beneficial interest of £1,394m (2024: £1,394m) in the residential mortgage loans held by Fosse Trustee (UK) Ltd. The remaining share of the beneficial interest in residential mortgage loans held by Fosse Trustee (UK) Ltd belongs to Santander UK plc.
The Holmes securitisation companies have cash deposits of £182m (2024: £126m), which have been accumulated to finance the redemption of a number of securities issued by the Holmes securitisation companies. The share of Holmes Funding Ltd in the trust assets is therefore reduced by this amount.
The Fosse securitisation companies have cash deposits of £47m (2024: £48m), which have been accumulated to finance the redemption of a number of securities issued by the Fosse securitisation companies. The share of Fosse Funding (No.1) Ltd’s beneficial interest in the assets held by Fosse Trustee (UK) Ltd is therefore reduced by this amount.

Annual Report 2025	Santander UK plc	161

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

15. TRANSFERS OF FINANCIAL ASSETS NOT QUALIFYING FOR DERECOGNITION
The Santander UK group enters into transactions in the normal course of business by which it transfers recognised financial assets directly to third parties or to structured entities. These transfers may give rise to the full or partial derecognition of those financial assets. Transferred financial assets that do not qualify for derecognition include (i) securities held by counterparties as collateral under repurchase agreements, (ii) securities lent under securities lending agreements, and
(iii) loans transferred under securitisation or covered bond arrangements where the Santander UK group retains a continuing involvement in such transferred assets.
As a result of these sale and repurchase and securities lending transactions, the Santander UK group cannot use, sell or pledge the transferred assets for the duration of the transaction. The Santander UK group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.
The Santander UK group securitisation and covered bond transfers do not qualify for derecognition. The Santander UK group remains exposed to credit risks arising from the mortgage loans or credit agreements and retains control of the transferred assets. Circumstances in which the Santander UK group has continuing involvement in the transferred assets may include retention of servicing rights over the transferred assets (the servicing fee in respect of which is dependent on the amount or timing of the cash flows collected from, or the non-performance of, the transferred assets), entering into a derivative transaction with the securitisation or covered bond vehicle, retaining an interest in the securitisation or covered bond vehicle or providing a cash reserve fund. Where the
Santander UK group has continuing involvement, it continues to recognise the transferred assets to the extent of its continuing involvement and recognises an associated liability. The net carrying amount of the transferred assets and associated liabilities reflects the rights and obligations that the Santander UK group retained.
The carrying amount of the assets transferred under securitisation and covered bond arrangements and associated financial liabilities is set out in Note 14 c). The following table analyses the carrying amount of other financial assets that did not qualify for derecognition and their associated financial liabilities:

				Group
	2025		2024
	Assets	Liabilities	Assets	Liabilities
Nature of transaction	£m	£m	£m	£m
Sale and repurchase agreements	1,295	1,280	1,346	(1,372)
Securities lending agreements	2,160	1,857	3,304	(2,807)
16. REVERSE REPURCHASE AGREEMENTS – NON-TRADING

		Group
	2025	2024
	£m	£m
Agreements with banks	3,973	1,363
Agreements with customers	13,705	8,975
	17,678	10,338
At 31 December 2025, reverse repurchase agreements - non-trading included amounts due from Banco Santander group entities of £1m (2024: £nil).
17. OTHER FINANCIAL ASSETS AT AMORTISED COST

		Group
	2025	2024
	£m	£m
Asset backed securities	—	—
Debt securities	3,987	3,408
0	3,987	3,408
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds.
18. INTERESTS IN OTHER ENTITIES

		Group
	2025	2024
	£m	£m
Subsidiaries	—	—
Joint Ventures	293	289
	293	289
The Santander UK group consists of a parent company, Santander UK plc, incorporated and domiciled in the UK and a number of subsidiaries and joint ventures held directly and indirectly by it.

Annual Report 2025	Santander UK plc	162

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
b) Interests in joint ventures
Santander UK does not have any individually material interests in joint ventures. In 2025, Santander UK’s share in the profit after tax of its joint ventures was £4m
(2024: £45m) before elimination of transactions between Santander UK and the joint ventures. At 31 December 2025, the carrying amount of Santander UK’s interest was £293m (2024: £289m). At 31 December 2025 and 2024, the joint ventures had no commitments and contingent liabilities.
c) Interests in unconsolidated structured entities
Structured entities sponsored by the Santander UK group
Santander UK has interests in structured entities which it sponsors but does not control. Santander UK considers itself a sponsor of a structured entity when it facilitates the establishment of the structured entity. Other than as set out below, no significant judgements were required with respect to control or significant influence. The structured entities sponsored but not consolidated by Santander UK are as follows:
i) Santander (UK) Common Investment Fund (the Fund)
The Fund is a common investment fund that was established to hold the assets of the Santander (UK) Group Pension Scheme. The Fund is not consolidated by
Santander UK, but its assets of £7,431m (2024: £7,591m) are accounted for as part of the defined benefit assets and obligations recognised on Santander UK’s balance sheet. For more on the Fund, see Note 28. As the Fund holds the assets of the pension scheme, it is outside the scope of IFRS 10. Santander UK’s maximum exposure to loss is the carrying amount of the assets held.
ii) Credit protection entities
Santander UK has established four (2024: five) unconsolidated credit protection entities, which are Designated Activity Companies limited by shares, incorporated in Ireland. Each entity has issued a series of credit linked notes varying in seniority which reference portfolios of Santander UK group loans. Concurrently, these entities sell credit protection to Santander UK in respect of the referenced loans and, in return for a fee, are liable to make protection payments to Santander UK upon the occurrence of a credit event in relation to any of the referenced loans.
Credit linked notes, which amounted to £175m (2024: £226m), are all held by third party investors. Funds raised by the sale of the credit linked notes are deposited with Santander UK as collateral for the credit protection.
Deposits and associated guarantees in respect of the credit linked notes are included in ‘Deposits by customers’ (see Note 22).
The entities are not consolidated by Santander UK because the third-party investors have the exposure, or rights, to all of the variability of returns from the performance of the entities. No assets are transferred to, or income received from, these entities. Since the credit linked notes are fully cash collateralised,
Santander UK’s maximum exposure to loss is equal to any unamortised fees paid to the entities in connection with the credit protection outlined above.

Annual Report 2025	Santander UK plc	163

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

19. INTANGIBLE ASSETS
a) Goodwill

			Group
	Cost	Accumulated impairment	Carrying amount
	£m	£m	£m
At 1 January 2025 and 31 December 2025	1,269	(70)	1,199
Impairment of goodwill
In 2025 and 2024, for the Santander UK group, no impairment of goodwill was recognised. Goodwill is tested for impairment annually, or more frequently, if reviews identify an impairment indicator or when events or changes in circumstances dictate. Goodwill is tested for impairment annually at 31 December, with a review for impairment indicators at 30 June. Impairment is required where the carrying value of goodwill exceeds its recoverable amount.
In 2025, the annual review identified that the uncertain macroeconomic and geopolitical environment increases the risk around the UK economic trajectory, and its potential impact on the carrying value of goodwill as impairment indicators for all cash-generating units (CGUs).
Basis of the recoverable amount
The recoverable amount of all CGUs was determined based on a value in use (VIU) methodology at each testing date. For each CGU, the VIU is calculated by discounting management’s cash flow projections for the CGU. The cash flow projections also take account of increased internal capital allocations needed to achieve internal and regulatory capital targets including the leverage ratio. The key assumptions used in the VIU calculation for each CGU are set out below. The
Retail & Business Banking segment consists of the Private Banking CGU and the rest of Retail & Business Banking, known as the Personal Financial Services
CGU.
Carrying amount of Goodwill and discount rate by CGU in the VIU calculation:

		Goodwill		Discount rate
	2025	2024	2025	2024
CGU	£m	£m	%	%
Personal Financial Services	1,169	1,169	12.3	12.1
Private Banking	30	30	9.2	10.0
	1,199	1,199
The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives.
Management’s judgement in estimating the forecast cash flows of a CGU
The cash flow projections for the purpose of impairment testing for each CGU are derived from the latest 3-year plan presented to the Board. The Board challenges and endorses management’s planning assumptions in light of internal capital allocations needed to support Santander UK’s strategy, current market conditions and the macroeconomic outlook. For the goodwill impairment tests conducted at 31 December 2025, the determination of the carrying amount of the
Personal Financial Services CGU was based on an allocation of regulatory capital and management’s cash flow projections until the end of 2028. The assumptions included in the cash flow projections reflect an allocation to the cost of capital to support future growth, as well as the expected impact of recent events in the UK economic environment on the financial outlook within which the CGUs operate. The cash flow projections are supported by Santander UK’s base case economic scenario. For more on the base case economic scenario, including our forecasting approach and the assumptions in place at 31 December 2025, see the Credit risk – Santander UK group level section of the Risk review. The cash flow projections take into account the likely impact of recent changes to the
BoE Bank Rate, inflation and also consider the impact of future climate change.
Cash flow projections for the purpose of impairment testing do not take account of any adverse outcomes arising from contingent liabilities (see Note 30), whose existence will be confirmed by uncertain future events or where any obligation is not probable or otherwise cannot be measured reliably, nor do they take account of the benefits arising from Santander UK’s transformation plans that had not yet been implemented or committed at 31 December 2025.
Discount rate
The rate used to discount the forecast cash flows is based on the cost of equity assigned to each CGU, which is derived using a capital asset pricing model
(CAPM) and calculated on a post-tax basis. The CAPM depends on a number of inputs reflecting financial and economic variables, including the risk-free rate and a premium to reflect the inherent risk of the business being evaluated. These variables are based on the market’s assessment of the economic variables and management’s judgement. The inputs to the CAPM are observable on a post-tax basis. In determining the discount rate, management has identified the cost of equity associated with market participants that closely resemble our CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. The pre-tax equivalent rate applicable to the Personal Financial Services CGU was 16.7% (2024:16.5%) and Private Banking CGU was 13.0% (2024: 15.1%). The Private
Banking CGU has a different discount rate compared to the Personal Financial Services CGU because they operate in different markets and therefore have different comparables.

Annual Report 2025	Santander UK plc	164

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Growth rate beyond initial cash flow projections
The growth rate for periods beyond the initial cash flow projections is used to extrapolate the forecast cash flows in perpetuity because of the long-term perspective of CGUs. In line with the accounting requirements, management uses the UK Government’s official estimate of UK long-term average GDP growth rate, as this is lower than management's estimate of the long-term average growth rate of the business. The estimated UK long-term average GDP growth rate has regard to the long-term impact of inherent uncertainties, such as elevated wage growth, weak productivity, large government debt burden and fragile business and consumer confidence.
Goodwill arising on the acquisition of Personal Financial Services and Private Banking
The VIU of each CGU remains higher than the carrying value of the related goodwill. The VIU review at 31 December 2025 did not indicate the need for an impairment in the Company’s goodwill balances. Management considered the level of headroom and the uncertainty relating to the respective estimates of the
VIU for those CGUs but determined that there was a sufficient basis to conclude that no impairment was required.
Sensitivities of key assumptions in calculating the value in use
At 31 December 2025 and 31 December 2024, the VIU of the Personal Financial Services CGU was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount.
The table below presents a summary of the key assumptions underlying the most sensitive inputs to the model for the Personal Financial Services CGU, the main risks associated with each and details of a reasonably possible change in assumptions, such as a decrease in mortgage new business. The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.
Reasonably possible changes in key assumptions

CGU	Input	Key assumptions	Associated risks	Reasonably possible change
Personal Financial Services	Cash flow projections	–Bank Rate –UK house price growth –UK mortgage loan market growth –UK unemployment rate –Position in the market –Regulatory capital levels.	–Uncertain market outlook –Higher interest rate environment impact on customer affordability –Customer remediation and regulatory action outcomes –Uncertain regulatory capital requirements.	–Cash flow projections decrease by 5% (2024: 10%).
	Discount rate	–Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	–Market rates of interest rise.	–Discount rate increases by 100 basis points (2024: increased by 100 basis points).
At 31 December 2025 and 31 December 2024, a reasonably possible change in the key assumptions in relation to the VIU calculation for the goodwill balance in the Personal Financial Services CGU would have resulted in a decrease in headroom as follows.

		Decrease in headroom
		2025	2024
CGU	Reasonably possible change	£m	£m
Personal Financial Services	Cash flow projections decrease by 5% (2024: 10%)	438	764
	Discount rate increases by 100 basis points (2024: increased by 100 basis points)	723	622
Sensitivity of Value in use changes to current assumptions to achieve £nil headroom
Although there was no impairment of goodwill relating to the Personal Financial Services CGU or the Private Banking CGU at 31 December 2025, the test for the
Personal Financial Services CGU remains sensitive to some of the assumptions used, as described above. In addition, the changes in assumptions detailed below for the discount rate and cash flow projections would eliminate the current headroom. As a result, there is a risk of impairment in the future should business performance or economic factors diverge from forecasts.
In 2025, there was an increase in headroom driven by higher cash flow forecasts.
The sensitivity analysis presented below has been prepared on the basis that a change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. However, due to the interrelationships between some of the assumptions, a change in one of the assumptions might impact one or more of the other assumptions and could result in a larger or smaller overall impact.

2025	Carrying value	Value in use	Headroom	Increase in discount rate	Decrease in forecast cash flows
CGU	£m	£m	£m	bps	%
Personal Financial Services	8,072	8,752	680	94	8

2024
Personal Financial Services	7,294	7,639	345	53	5

Annual Report 2025	Santander UK plc	165

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

b) Other intangibles

			Group
	Cost	Accumulated amortisation/ impairment	Carrying amount
	£m	£m	£m
At 1 January 2025	756	(416)	340
Additions	106	—	106
Disposals	(44)	39	(5)
Charge	—	(129)	(129)
At 31 December 2025	818	(506)	312

At 1 January 2024	1,339	(990)	349
Additions	120	—	120
Disposals	(703)	700	(3)
Charge	—	(126)	(126)
At 31 December 2024	756	(416)	340
Other intangibles which consist of computer software, include computer software under development of £80m (2024: £99m), of which £35m is internally generated
(2024: £20m).
The impairment charge of £nil (2024: £5m) relates to computer software no longer expected to yield future economic benefits.
20. PROPERTY, PLANT AND EQUIPMENT

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total[1]
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2025	941	892	7	716	270	2,826
Additions	2	65	—	213	22	302
Reclassification to assets held for sale	(15)	—	—	—	—	(15)
Disposals	(20)	(38)	(1)	(225)	(15)	(299)
At 31 December 2025	908	919	6	704	277	2,814
Accumulated depreciation and impairment:
At 1 January 2025	238	685	7	142	191	1,263
Charge for the year	22	55	—	70	18	165
Impairment during the year	16	4	—	5	3	28
Reclassification to assets held for sale	(7)	—	—	—	—	(7)
Disposals	(18)	(37)	(1)	(86)	(4)	(146)
At 31 December 2025	251	707	6	131	208	1,303
Carrying amount	657	212	—	573	69	1,511

						Group
	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total[1]
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2024	918	877	67	635	263	2,760
Additions	35	47	—	304	21	407
Disposals	(20)	(41)	(60)	(223)	(14)	(358)
Other	8	9	—	—	—	17
At 31 December 2024	941	892	7	716	270	2,826
Accumulated depreciation and impairment:
At 1 January 2024	226	653	67	147	173	1,266
Charge for the year	21	60	—	75	18	174
Impairment during the year	(5)	(3)	—	—	—	(8)
Disposals	(11)	(33)	(60)	(80)	—	(184)
Other	7	8	—	—	—	15
At 31 December 2024	238	685	7	142	191	1,263
Carrying amount	703	207	—	574	79	1,563
1In 2025 and 2024, property included investment properties of £16m.
See Note 27 for further details on the property provision made as part of transforming our branch network.

Annual Report 2025	Santander UK plc	166

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

21. DEPOSITS BY BANKS

		Group
	2025	2024
	£m	£m
Items in the course of transmission[1]	572	523
Deposits held as collateral	442	682
Other deposits[2]	5,613	12,787
Amounts due to other Santander UK Group Holdings plc subsidiaries	1	1
	6,628	13,993
1Includes £503m (2024: £476m) of balances relating to settlement activities.
2Includes balance drawn from the TFSME of £3.9bn (2024: £11.0bn).
At 31 December 2025, deposits by banks included amounts due to Banco Santander group entities of £1,264m (2024: £361m).
22. DEPOSITS BY CUSTOMERS

		Group
	2025	2024
	£m	£m
Demand and time deposits[1]	184,155	177,335
Amounts due to other Santander UK Group Holdings plc subsidiaries	182	122
Amounts due to Santander UK Group Holdings plc[2]	1,373	1,793
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,590	1,717
	187,300	180,967
1Includes capital amount guaranteed / protected equity index-linked deposits of £87m (2024: £173m).
2Includes downstreamed funding from our immediate parent company Santander UK Group Holdings plc.
At 31 December 2025, deposits by customers included amounts due to Banco Santander group entities of £3,145m (2024: £3,632m).
23. REPURCHASE AGREEMENTS – NON-TRADING

	Group
	2025	2024
	£m	£m
Agreements with banks	3,557	2,336
Agreements with customers	5,472	6,281
	9,029	8,617
At 31 December 2025, repurchase agreements - non-trading included amounts due to Banco Santander group entities of £20m (2024: £9m).
24. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group
	2025	2024
	£m	£m
Structured Notes Programmes	331	355
Structured deposits	824	605
Zero Amortising Guaranteed Notes	95	95
	1,250	1,055
At 31 December 2025, other financial liabilities at fair value through profit or loss included amounts due to Banco Santander group entities of £16m (2024: £18m).
For the Santander UK group 2025 and 2024 all the other financial liabilities were designated at FVTPL.
Gains and losses arising from changes in the credit spread of securities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net loss during the year attributable to changes in the Santander UK group’s own credit risk on the above securities was £1m (2024: £17m loss, 2023: £21m loss). The cumulative net loss attributable to changes in the Santander UK group’s own credit risk on the above securities at 31 December 2025 was £5m (2024: £4m loss, 2023: £6m loss).
At 31 December 2025, the amount that would be required to be contractually paid at maturity of the securities above was £35m (2024: £76m) below the carrying value.

Annual Report 2025	Santander UK plc	167

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

25. DEBT SECURITIES IN ISSUE

	Group
	2025	2024
	£m	£m
Medium-term notes:
– US $30bn Euro Medium Term Note Programme	308	696
– Euro €30bn Euro Medium Term Note Programme	1,982	—
	2,290	696
Downstreamed from Santander UK Group Holdings plc to Santander UK plc:
– Euro €30bn Euro Medium Term Note Programme	2,960	2,997
– US SEC-registered Debt Programme - Santander UK plc	6,646	5,929
	11,896	9,622

Euro €35bn Global Covered Bond Programme	19,201	17,211
US $20bn Commercial Paper Programmes	2,411	3,274
Certificates of deposit	1,607	1,196
Credit linked notes	635	441
Securitisation programmes	5,638	3,929
	41,388	35,673
At 31 December 2025, debt securities in issue included amounts due to Banco Santander group entities of £9,626m (2024: £9,036m).
26. OTHER LIABILITIES

		Group
	2025	2024
	£m	£m
Lease liabilities	72	88
Other	2,101	1,764
	2,173	1,852
At 31 December 2025, other liabilities included amounts due to Banco Santander group entities of £273m (2024: £67m).
27. PROVISIONS

	Group
	Customer remediation	Litigation and other regulatory	Regulatory levies and fees	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	348	112	2	4	28	85	18	14	611
Additional provisions (See Note 8)	198	40	95	36	18	5	93	208	693
Provisions released (See Note 8)	(2)	(83)	—	—	(2)	(7)	—	(4)	(98)
Utilisation and other	(76)	(31)	(91)	(74)	(13)	—	(90)	(201)	(576)
Recharge[1]	—	—	—	14	—	—	—	—	14
Reclassification from provisions to other assets	—	—	—	39	—	—	—	—	39
At 31 December 2025	468	38	6	19	31	83	21	17	683
1Recharge in respect of the UK Bank Levy paid on behalf of other UK entities in the Banco Santander group.
Provisions expected to be settled within no more than 12 months after 31 December 2025 were £352m (2024: £208m).
a) Customer remediation
Motor Finance Broker Commissions
Following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK)
plc (SCUK) received several county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints. The pause is currently in place until 31 May 2026. A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal, alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. This is currently paused until the end of March 2026 reflecting the extended timeline of the FCA’s Review and subsequent
Consultation (see below).
On 1 August 2025, the Supreme Court handed down its judgment in Hopcraft, Wrench and Johnson (Hopcraft) that motor dealers acting as credit brokers do not owe fiduciary or disinterested duties to their customers and, as a consequence, commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in one of the cases on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness was

Annual Report 2025	Santander UK plc	168

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
Following the Supreme Court’s judgment, on 3 August 2025 the FCA announced that it aimed to publish a consultation on an industry wide redress scheme in early October, and that this consultation would be open for six weeks. In early September 2025, the appeal to the Court of Appeal of the High Court’s judicial review of a final decision by the Financial Ombudsman Service against another lender (which alongside the Supreme Court case was highly relevant to the outcome of the FCA’s Review) was discontinued.
Further to the publication of the FCA’s consultation paper on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme
(Consultation), the Santander UK group has reassessed the potential financial impact arising from motor finance related redress payments.
The Santander UK group recognised a provision of £295m in its financial results for 2024. This provision was determined based upon the information then available. It included estimates for operational and legal costs and potential awards based on various scenarios and used a range of assumptions, including the possible outcome of the appeal to the Supreme Court in 2025 of the Court of Appeal’s decision in Hopcraft.
The Santander UK group responded to the Consultation on 12 December 2025 and continues to engage constructively with the FCA about its Consultation proposals. Based on its detailed consideration, the Santander UK group considers that there remains significant uncertainty regarding the ultimate outcome of the
Consultation. The Santander UK group has updated its range of scenarios which has resulted in an additional estimated charge of £183m, increasing the total provision to £461m. This continues to include estimates for operational and legal costs and potential awards reflecting an increased likelihood of a higher number of cases than had previously been predicted as eligible for redress as well as an increased possibility that a remedy is sought to be imposed which extends beyond reversing any damaging financial consequences caused by any unfair relationships. The provision is based on various scenarios using a range of assumptions, including potential changes to the proposed scheme following responses to the Consultation or publication of the FCA’s final scheme rules.
There continue to be significant uncertainties as to the nature, extent and timing of redress payments. The ultimate financial impact could be materially higher or lower than the amount provided.

		Increase / (decrease) in provision
		2025
Assumption	Change in assumption	£m
Claim rate	5% increase	18
Claim rate	5% decrease	(18)
The claim rate represents the proportion of customers who make a request for reimbursement and is a critical judgement and accounting estimate that could materially change the ultimate financial impact.
We have assumed the claim rate in our provision is in line with a write and invite redress scheme with claim rates at 85%.
Mortgages
Provisions were also recognised in 2025 for customer remediation relating to our mortgage book. These provisions remain subject to change as additional data becomes available and remediation boundaries are finalised.
b) Litigation and other regulatory
Litigation and other regulatory provisions principally comprised of amounts in respect of litigation and other regulatory charges, operational loss and operational risk provisions, and related expenses. A number of uncertainties exist with respect to these provisions given the uncertainties inherent in litigation and other regulatory matters, that affect the amount and timing of any potential outflows with respect to which provisions have been established. These provisions are reviewed at least quarterly.
In 2025 there were net releases of £43m (2024: £39m charge) for legal provisions.
c) Regulatory levies and fees
Regulatory levies and fees are payable to regulatory bodies such as the FCA, PRA and Bank of England in the ordinary course of business. In 2025 there were charges of £95m (2024: £44m) including £50m (2024: £nil) relating to FCA fees.
d) Bank Levy
In 2025, a rate of 0.05% (2024: 0.05%) was charged on long term chargeable equity and liabilities and 0.10% on short-term chargeable liabilities (2024: 0.10%).
e) Property
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
Property provisions include a charge of £16m relating to transformation activity in 2025 (2024: release of £2m). In 2025, these charges consisted of costs relating to leasehold head office closures, along with decommissioning costs relating to freehold head office sites which are either closing or consolidating.
f) ECL on undrawn facilities and guarantees
Provisions include expected credit losses relating to guarantees given to third parties and undrawn loan commitments.
g) Restructuring
Restructuring provisions relate to severance costs associated with transformation and organisational changes. The provision includes a charge of £88m as part of our transformation to improve future returns, focused on simplifying, digitising and automating the bank.
h) Other
Other provisions include provisions that do not fit into any of the other categories, such as fraud losses and some categories of operational losses. In 2025, Other provisions included charges for operational risk provisions of £153m (2024: £161m), including fraud losses of £122m (2024: £122m).
Transforming our Branch Network
In 2025 we announced changes to our branch network to enable the bank to better serve the changing needs of its customers. Starting in June 2025, the changes involve the closure of 95 branches, with new Community Bankers providing local communities with ongoing face-to-face support in these locations. Our refreshed network will consist of 350 branches, including 290 full-service branches, 36 reduced-hours branches, 18 counter-free branches and 6 Work Cafés. As part of

Annual Report 2025	Santander UK plc	169

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

these changes, approximately 750 of our colleagues have been placed at risk of redundancy, with support provided to those impacted, including assistance in finding redeployment roles within the bank, access to specialist outplacement support, and dedicated wellbeing support. As a result, we have taken £63m in charges in 2025 including £25m in redundancy provisions and £17m in property provisions which are included in the table shown above. The remaining £21m relates to the impairment of property, see Note 20.
28. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	Group
	2025	2024
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	524	439
Unfunded pension and post-retirement medical benefits	(22)	(23)
Total net assets	502	416

Annual Report 2025	Santander UK plc	170

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
An expense of £74m (2024: £79m) was recognised for defined contribution plans in the year and is included in staff costs within operating expenses (see Note 6).
b) Defined benefit pension schemes
The Santander UK group operates a number of defined benefit pension schemes. The main scheme is the Santander (UK) Group Pension Scheme (the
Scheme). It comprises seven legally segregated sections. The scheme covers 6% (2024: 6%) of the Santander UK group’s current employees and is a funded defined benefit scheme which is closed to new members. Members accrue final salary benefits for each year of service in the Scheme, according to a salary definition which varies across the sections.
The corporate trustee of the Scheme is Santander (UK) Group Pension Scheme Trustees Limited (the Trustee), a private limited company incorporated in 1996 and a wholly owned subsidiary of Santander UK Group Holdings plc. The principal duty of the Trustee is to act in the best interests of the members of the Scheme.
The Trustee board comprises six (2024: six) Directors selected by Santander UK Group Holdings plc, plus four (2024: four) member-nominated Directors selected from eligible members who apply for the role.
The assets of the Scheme are held independently of the Santander UK group’s assets in separate trustee administered funds. Investment strategy across the sections of the Scheme remains under regular review. Responsibility for investment decisions, policy and strategy rests with the Trustee of the Scheme who is required under the Pensions Act 2004 to prepare a statement of investment principles. The defined benefit pension schemes expose the Santander UK group to risks such as investment risk, interest rate risk, longevity risk and inflation risk. The Santander UK group does not hold any insurance policies over the defined benefit pension schemes and has not entered into any significant transactions with them.
For IAS 19, an accounting valuation of the assets and liabilities of the defined benefits schemes is prepared at each balance sheet date. For funding purposes, formal actuarial valuations are carried out on at least a triennial basis. Both valuations are carried out by independent professionally qualified actuaries. The
Scheme Trustee is responsible for the funding actuarial valuations and in doing so considers, or relies in part on, a report of a third-party expert. The latest triennial funding valuation for the Scheme at 31 March 2025 was finalised in November 2025, with an overall scheme deficit of £75m. The next scheduled triennial funding valuation will be at 31 March 2028. Any funding surpluses can be recovered by Santander UK plc from the Scheme through refunds as the Scheme is run off over time or could be used to pay for the cost of benefits which are accruing.
The main differences between the assumptions used for assessing the defined benefit liabilities for the funding valuation and those used for IAS 19 are that the financial and demographic assumptions used for the funding valuation are generally more prudent than those used for the IAS 19 valuation.
The total amount (credited) / charged to the income statement was as follows:

			Group
	2025	2024	2023
	£m	£m	£m
Net interest income	(27)	(34)	(54)
Current service cost	8	13	13
Past service and GMP costs	—	—	1
Administration costs	8	9	7
	(11)	(12)	(33)
The amounts recognised in other comprehensive income were as follows:

		Group
	2025	2024	2023
	£m	£m	£m
Loss on plan assets (excluding amounts included in net interest expense)	359	1,217	352
Actuarial gains arising from changes in demographic assumptions	(163)	(113)	(51)
Actuarial losses arising from experience adjustments	86	84	91
Actuarial (gains)/losses arising from changes in financial assumptions	(182)	(786)	206
	100	402	598
Movements in the present value of defined benefit scheme obligations were as follows:

	Group
	2025	2024
	£m	£m
At 1 January	(7,380)	(8,201)
Current service cost paid by Santander UK plc	(8)	(13)
Interest cost	(398)	(371)
Employer salary sacrifice contributions	(2)	(4)
– Changes in demographic assumptions	163	113
– Experience adjustments	(86)	(84)
– Changes in financial assumptions	182	786
Benefits paid	402	394
At 31 December	(7,127)	(7,380)

Annual Report 2025	Santander UK plc	171

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Movements in the fair value of the schemes’ assets were as follows:

	Group
	2025	2024
	£m	£m
At 1 January	7,796	8,858
Interest income	425	405
Contributions paid by employer and scheme members	177	153
Administration costs paid	(8)	(9)
Return on plan assets (excluding amounts included in net interest expense)	(359)	(1,217)
Benefits paid	(402)	(394)
At 31 December	7,629	7,796
The composition and fair value of the schemes’ assets by category was:

	Group
	Quoted prices in active markets		Prices not quoted in active markets		Total		Valuation
2025	£m	%	£m	%	£m	%	technique
Overseas equities	—	—	585	8	585	8	A,C
Corporate bonds	2,282	30	151	2	2,433	32	A,C
Government fixed interest bonds	1,717	23	—	—	1,717	23	A
Government index-linked bonds	4,509	59	—	—	4,509	59	A
Property	—	—	848	11	848	11	B
Derivatives	—	—	(6)	—	(6)	—	A
Cash	—	—	918	12	918	12	A
Repurchase agreements[1]	—	—	(3,629)	(48)	(3,629)	(48)	A
Infrastructure	62	1	3	—	65	1	B,C
Annuities	—	—	262	3	262	3	D
Longevity swap	—	—	(76)	(1)	(76)	(1)	D
Other	—	—	3	—	3	—	C
	8,570	113	(941)	(13)	7,629	100	—
2024
Overseas equities	—	—	776	10	776	10	A,C
Corporate bonds	2,511	33	186	2	2,697	35	A,C
Government fixed interest bonds	1,348	17	—	—	1,348	17	A
Government index-linked bonds	4,444	58	—	—	4,444	58	A
Property	—	—	1,073	14	1,073	14	B
Derivatives	—	—	(18)	—	(18)	—	A
Cash	—	—	341	4	341	4	A
Repurchase agreements[1]	—	—	(3,328)	(43)	(3,328)	(43)	A
Infrastructure	—	—	112	1	112	1	B,C
Annuities	—	—	267	3	267	3	D
Longevity swap	—	—	(83)	(1)	(83)	(1)	D
Other	—	—	167	2	167	2	C
	8,303	108	(507)	(8)	7,796	100
1Sale and repurchase agreements net of purchase and resale agreements.

Annual Report 2025	Santander UK plc	172

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Valuation techniques
The main methods for measuring the fair value of the Scheme’s assets at 31 December 2025 and 2024 are set out below.
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
The 'Other' category includes cash receivables in 2025 from secondary market sales in 2024.
A number of insurance transactions have been entered into that have been included in the asset valuation under annuities and Longevity swap.
At 31 December 2025 and 2024, as highlighted above, the Scheme was invested in certain assets whose values are not based on market observable data, such as  investments in private equity funds and bonds, as well as commercial real estate, property funds, and infrastructure. The valuation of these assets relies on unobservable data as these assets do not have a readily available quoted price in an active market. A large proportion of the property is directly held and valued using a bespoke valuation method taking both the nature of the properties and the tenancy schedules as inputs to derive the fair value. Where there is a time lag between the net asset value and the balance sheet date, management adjusts the value of the assets for any cash movements. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
A strategy is in place to manage interest rate and inflation risk relating to the liabilities. The Scheme also hedges a proportion of its foreign exchange exposure to manage currency risk. At 31 December 2025 the currency forwards had a notional value of £772m (2024: £709m). In 2025, we reduced our investments in property infrastructure and private equity.
The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 31 December 2025 and
2024. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group.
Funding
In November 2022, in compliance with the Pensions Act 2004, the Trustee and the Santander UK group agreed to a new recovery plan in respect of the Scheme and a schedule of contributions following the finalisation of the 31 March 2022 actuarial valuation. The funding target for this actuarial valuation is for the Scheme to have sufficient assets to make payments to members in respect of the accrued benefits as and when they fall due. In accordance with the terms of the Trustee agreement in place at the time, the Santander UK group contributed £174m in 2025 (2024: £150m) to the Scheme, of which £148m (2024: £119m) was in respect of agreed deficit repair contributions. A new valuation at 31 March 2025 was agreed in November 2025 with a new schedule of contributions applying from 28
November 2025. The funding target was maintained as above. Under this valuation a single deficit contribution is due in March 2026 to address any remaining underfunding. Contingent contributions may also be due if there is underperformance from the not quoted assets. The Santander UK group also meets Scheme administration expenses. The funding valuation is used to judge the amount of cash contributions the Santander UK group needs to put into the pension scheme.
It will always be different to the IAS 19 accounting position, which is an accounting rule concerning employee benefits and shown on the balance sheet of our financial statements.
Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	Group
	2025	2024	2023
	%	%	%
To determine benefit obligations[1]:
–Discount rate for scheme liabilities	5.6	5.5	4.6
–General price inflation	2.9	3.1	3.0
–General salary increase	1.0	1.0	1.0
–Expected rate of pension increase	2.8	3.0	3.0

	Years	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
–Males	27.2	26.9	27.0
–Females	29.1	29.8	29.8
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
–Males	28.7	28.5	28.6
–Females	30.6	31.3	31.3
1The discount rate and inflation-related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
The majority of the liability movement in 2025 was due to the decreased inflation rate reflecting changes in market conditions and updated longevity assumptions.

Annual Report 2025	Santander UK plc	173

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Expected rate of pension increase
The pension increase assumption methodology uses a stochastic model, which is calibrated to consider both the observed historical volatility term structure and derivative pricing. The model allows for the likelihood that high or low inflation in one year, feeds into inflation remaining high or low in the next year.
Mortality assumptions
The mortality assumptions are based on an independent analysis of the Scheme’s actual mortality experience, carried out as part of the triennial actuarial valuation, together with recent evidence from the Continuous Mortality Investigation. An allowance is then made for expected future improvements to life expectancy based on the Continuous Mortality Investigation Tables. Following this review the S4 Light all pensioners amounts mortality table was adopted with appropriate adjustments to reflect the actual mortality experience. At 31 December 2025 the assumption for future improvements was updated and the CMI 2024 projection model adopted, with an initial addition to improvements of 0.25% per annum, and a long-term rate of future improvements to life expectancy of 1.25%
for male and female members.
In 2022, the methodology for setting the demographic assumptions was changed to better represent current expectations, following a review carried out by the
Trustee as part of the 2022 triennial valuation. This review resulted in changes in the assumptions for family statistics, early retirement and the withdrawal assumption. The assumptions were reviewed as part of the 2025 funding valuation which indicated no changes were required so were retained at 31 December
2025.
Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		Group
		(Decrease)/increase
		2025	2024
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(377)	(413)
General price inflation	50bps increase	305	316
Mortality	Each additional year of longevity assumed	195	190
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
in preparing the sensitivity analyses from prior years.
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are:

Year ending 31 December	£m
2026	503
2027	423
2028	439
2029	460
2030	475
Five years ending 2035	2,445
The average duration of the defined benefit obligation at 31 December 2025 was 12.0 years (2024: 12.7 years).

Annual Report 2025	Santander UK plc	174

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

29. SUBORDINATED LIABILITIES

	Group
	2025	2024
	£m	£m
£325m Sterling preference shares	343	343
Undated subordinated liabilities	205	205
Dated subordinated liabilities	1,484	1,837
	2,032	2,385
At 31 December 2025, subordinated liabilities included amounts due to Banco Santander group entities of £1,532m (2024: £1,879m).
In 2025, certain debt securities and subordinated liabilities were repurchased, resulting in a loss of £3m (2024: nil).
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
In 2025 and 2024, the Santander UK group had no defaults of principal, interest or other breaches with respect to its subordinated liabilities. No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the PRA.
Undated subordinated liabilities

			Group
		2025	2024
	First call date	£m	£m
10.0625% Exchangeable capital securities	n/a	205	205
		205	205
In common with other debt securities issued by Santander UK group companies and notwithstanding the issuer’s first call dates in the table above, in the event of certain tax changes affecting the treatment of payments of interest on subordinated liabilities in the UK, the 10.0625% Exchangeable capital securities are redeemable on any interest payment date – each in whole at the option of Santander UK, at their principal amount together with any accrued interest.
The 10.0625% Exchangeable capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Santander UK, on the business day immediately following any interest payment date.
Dated subordinated liabilities

	Group
		2025	2024
	Maturity	£m	£m
4.75% Subordinated notes	2025	—	332
7.95% Subordinated notes	2029	177	189
6.50% Subordinated notes	2030	1	1
5.875% Subordinated notes	2031	8	7
5.625%Subordinated notes	2045	210	226
7.869% Subordinated notes	2033	319	314
8.296% Subordinated notes	2033	769	768
		1,484	1,837
The dated subordinated liabilities are redeemable in whole at the option of Santander UK in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the UK, at their principal amount together with any accrued interest.

Annual Report 2025	Santander UK plc	175

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

30. CONTINGENT LIABILITIES AND COMMITMENTS

		Group
	2025	2024
	£m	£m
Guarantees given to subsidiaries	—	—
Guarantees given to third parties	716	493
Formal standby facilities, credit lines and other commitments	38,105	35,156
	38,821	35,649
At 31 December 2025, the Santander UK group had credit impairment loss provisions relating to guarantees given to third parties and undrawn loan commitments. See Note 27 for more details.
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
Loan representations and warranties
In connection with the securitisations and covered bond transactions described in Note 14, the Santander UK group entities selling the relevant loans into the applicable securitisation or covered bond portfolios make representations and warranties with respect to such loans, as of the date of the sale of the loans into the applicable portfolio. These representations and warranties cover, among other things, the relevant Santander UK group entity's ownership of the loan, the absence of a material breach or default by the relevant borrower, the loan’s compliance with applicable laws, and absence of material disputes with respect to the relevant borrower, asset or loan. The specific representations and warranties made by Santander UK group companies which act as sellers of loans in these securitisations and covered bond transactions depend in each case on the nature of the transaction and the requirements of the transaction structure.
In the event that there is a material breach of the representations and warranties given by Santander UK plc as seller of loans under the residential mortgage-
backed securitisations or the covered bond programme included in Note 14, or if such representations and warranties prove to be materially untrue at the date when they were given, Santander UK plc may be required to repurchase the affected mortgage loans (generally) at their outstanding principal balance plus accrued interest). These securitisations and covered bond programme are collateralised by prime residential mortgage loans. Santander UK plc is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business.
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
on such loan. The Santander UK group manages and monitors its securitisation and covered bond activities closely to minimise potential claims.

Annual Report 2025	Santander UK plc	176

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other legal, regulatory or tax matters
Santander UK engages in discussion, and co-operates with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties. In addition,
Santander UK is subject to audits, reviews, challenges and tax, regulatory or law enforcement investigations or proceedings by relevant regulators or government agencies in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
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
Motor finance broker commissions
As set out in Note 27, Santander UK has recognised a provision for motor finance commission payments. There continue to be significant uncertainties as to the extent of remediation action. As such, the ultimate financial impact could be materially higher or lower than the amount provided. Based on Management's range of scenarios, the unweighted provision for the upper range estimate would result in an increase in provision from £461m to £646m.
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
During 2025 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial liabilities. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently practicable to make a reliable assessment of the size of any related potential liability. Any potential losses, claims or expenses suffered or incurred by Santander
Financial Services plc in respect of these matters have been fully indemnified by Santander UK plc, as part of the ring-fencing transfer scheme between
Santander UK plc, Santander Financial Services plc and Banco Santander SA.
Payment Protection Insurance claim
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and
Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii)
Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim.
In October 2025, the Santander Entities obtained permission to appeal the findings in the Judgment relating to the application of the indemnity arising from PPI sales occurring before the indemnity had been agreed in December 2000 (Santander Appeal). In January 2026, AXA France obtained permission to cross-appeal the Commercial Court’s rejection of AXA France’s contribution claim made under the Civil Liability (Contribution) Act 1978 against Santander Cards UK Limited. If the Santander Entities and AXA are both successful in their respective appeals, subject to any further appeal and defences which may be available to the
Santander Entities, the Court of Appeal may find that Santander Cards UK Limited has a liability in contribution to AXA France for an amount to be determined by the Court.
With respect to the Santander Appeal and AXA France’s cross-appeal, there are points of legal interpretation to be resolved and, in the case of the cross-appeal, factual points to be determined. In addition to the significant uncertainties outlined above as to whether any exposure for Santander Cards UK Limited will arise, it is noted that any such exposure would represent a reallocation of the costs already paid and recognised by other entities within the Banco Santander SA Group.
The significant uncertainties make it difficult to predict the timing or the significance of the possible impact for the Santander UK group. With that context (and subject to the foregoing), the Santander UK group notes that its maximum potential exposure is approximately £528m. A decision on the Santander Appeal and
AXA France’s cross appeal is expected in H2 2026.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.
Other
In 2016, Visa Europe Ltd was sold to Visa Inc. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. The convertible preferred stock is now held by Santander Equity Investments Limited (SEIL), outside the ring-fenced bank.
Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland multilateral interchange fees (UK&I MIFs).
In addition, Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued on closing has been reduced to nil. Santander UK's liability under this indemnity is capped at €40m. At this stage, our assessment is that the litigation will not give rise to more than €1bn of losses relating to UK&I MIFs, which would mean that the indemnity would not be called upon. However, the potential impact of the litigation is still not certain, and therefore it is still possible that the indemnity could be called upon.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, Santander UK plc (and/or, where relevant, its subsidiaries) has given warranties and/or indemnities to the purchasers.

Annual Report 2025	Santander UK plc	177

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Capital support arrangements
At 31 December 2025, Santander UK plc, Cater Allen Limited, Santander ISA Managers Limited and certain other non-regulated subsidiaries of Santander UK plc were party to a capital support deed dated 3 December 2024 which was effective from 3 December 2024 (the RFB Sub-Group Capital Support Deed). These
parties were permitted by the PRA to form a core UK group as defined in the PRA Rulebook, a permission which expires on 3 December 2027. Exposures of each of the regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply and these exposures are risk-
weighted at 0%. Where applicable this permission also provides for intra-group exposures to be excluded from the leverage exposure measure. The purpose of the RFB Sub-Group Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated entities to any of the regulated entities in the event that one of the regulated entities breached or was at risk of breaching its capital resources or risk concentrations requirements.
Liquidity support arrangement
Under the PRA’s liquidity rules, Santander UK plc and its subsidiary Cater Allen Limited form the RFB Domestic Liquidity Sub-group (the RFB DoLSub), which allows them to collectively meet regulatory requirements to manage liquidity risk. Each member of the RFB DoLSub will support the other by transferring surplus liquidity in times of stress.
31. SHARE CAPITAL

	Group
	Ordinary shares of £0.10 each		Total

Issued and fully paid share capital	No.	£m	£m
At 31 December 2024, 1 January 2025 and 31 December 2025	31,051,768,866	3,105	3,105

	Group
	2025	2024
Share premium	£m	£m
1 January 2025	5,620	5,620
Reduction	(4,501)	—
31 December 2025	1,119	5,620
The Company has one class of ordinary shares which carries no right to fixed income. The Company’s £325m sterling preference shares are classified as
Subordinated Liabilities as described in Note 29.
On 18 September 2025, the High Court of Justice, Chancery Division confirmed the reduction of the share premium account of Santander UK plc. The share premium account was reduced by £4,501m and retained earnings were increased by the same amount.
32. OTHER EQUITY INSTRUMENTS

			Group
	Interest rate	Next call date	2025	2024
	%		£m	£m
AT1 securities:
- £500m Perpetual Capital Securities	6.30	March 2025	—	500
- £210m Perpetual Capital Securities	4.25	March 2026	210	210
- £750m Perpetual Capital Securities	6.50	June 2027	750	750
- £400m Perpetual Capital Securities	8.75	Sept 2029	400	400
- £500m Perpetual Capital Securities	7.63	Sept 2030	500	—
			1,860	1,860
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
In February 2025, Santander UK Group Holdings plc issued £500m 7.63% Fixed Rate Reset Perpetual AT1 Capital Securities, which were fully subscribed by the
Company’s immediate parent company, Banco Santander SA, and in March 2025 redeemed the £500m 6.30% Fixed Rate Reset Perpetual AT1 Capital
Securities.
All AT1 securities are redeemable at the option of the Company, and only with the consent of the PRA.

Annual Report 2025	Santander UK plc	178

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

33. NOTES TO CASH FLOWS
Changes in liabilities and equity arising from financing activities
The table below shows the changes in liabilities arising from financing activities. The changes in equity arising from financing activities are set out in the
Consolidated Statement of Changes in Equity.

					Group
	Balance sheet line item
	Debt securities in issue	Subordinated liabilities	Other equity instruments	Lease liabilities	Total
2025	£m	£m	£m	£m	£m
At 1 January	35,673	2,385	1,860	88	40,006
Proceeds from issue of debt securities	9,809	—	—	—	9,809
Repayment of debt securities	(3,917)	—	—	—	(3,917)
Repayment of subordinated liabilities	—	(302)	—	—	(302)
Issue of other equity instruments	—	—	500	—	500
Repurchase of other equity instruments	—	—	(500)	—	(500)
Principal elements of lease payments	—	—	—	(22)	(22)
Liability-related other changes	176	(5)	—	6	177
Non-cash changes:
– Unrealised foreign exchange	(546)	(54)	—	—	(600)
– Other changes	193	8	—	—	201
At 31 December	41,388	2,032	1,860	72	45,352

2024
At 1 January	33,910	2,386	1,956	111	38,363
Proceeds from issue of debt securities	8,397	—	—	—	8,397
Repayment of debt securities	(6,539)	—	—	—	(6,539)
Issue of other equity instruments	—	—	400	—	400
Repurchase of other equity instruments	—	—	(500)	—	(500)
Principal elements of lease payments	—	—	—	(33)	(33)
Liability-related other changes	283	1	—	10	294
Non-cash changes:
– Unrealised foreign exchange	(395)	3	—	—	(392)
– Other changes	17	(5)	4	—	16
At 31 December	35,673	2,385	1,860	88	40,006

2023
At 1 January	31,531	2,332	1,956	125	35,944
Proceeds from issue of debt securities	4,208	—	—	—	4,208
Repayment of debt securities	(2,568)	—	—	—	(2,568)
Proceeds from issue of subordinated liabilities	—	1,050	—	—	1,050
Repayment of subordinated liabilities	—	(971)	—	—	(971)
Principal elements of lease payments	—	—	—	(47)	(47)
Liability-related other changes	1,004	25	—	33	1,062
Non-cash changes:
– Unrealised foreign exchange	(651)	(22)	—	—	(673)
– Other changes	386	(28)	—	—	358
At 31 December	33,910	2,386	1,956	111	38,363
Footnotes to the consolidated cash flow statement
Net cash flows from operating activities includes interest received of £11,486m (2024: £12,370m, 2023: £11,395m), interest paid of £6,899m (2024: £8,033m,
2023: £6,326m) and dividends received of £nil (2024: £nil, 2023: £nil).
Total cash outflow for leases was £25m (2024: £36m, 2023: £50m).

Annual Report 2025	Santander UK plc	179

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	180

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

34. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL
ACCEPTED AS SECURITY FOR ASSETS
The following transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
a) Assets charged as security for liabilities
The financial assets below are analysed between those assets accounted for on-balance sheet and off-balance sheet.

	Group
	2025	2024
	£m	£m
On-balance sheet:
Cash and balances at central banks	1,440	1,580
Loans and advances to banks	238	139
Loans and advances to customers - securitisations and covered bonds (See Note 14)	36,466	32,721
Loans and advances to customers - other	6,512	14,846
Other financial assets at amortised cost	1,282	1,529
Financial assets at fair value through other comprehensive income	2,900	4,504
Total on-balance sheet	48,838	55,319
Total off-balance sheet	9,653	9,564
Santander UK provides assets as collateral in the following areas of the business.
Sale and repurchase agreements
Santander UK also enters into sale and repurchase agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK provides collateral in excess of the borrowed amount. The carrying amount of assets that were so provided at 31 December 2025 was £15,243m (2024:
£16,987m), of which £2,474m (2024: £2,472m) was classified in ‘Loans and advances to customers – securitisations and covered bonds’ in the table above.
Securitisations and covered bonds
As described in Note 14, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds through or involving structured entities. At 31
December 2025, there were £37,123m (2024: £33,905m) of gross assets in these secured programmes and £657m (2024: £1,184m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 31 December 2025, £2,975m (2024: £3,003m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,500m at 31 December 2025 (2024: £1,500m), or for use
as collateral for liquidity purposes in the future.
Stock borrowing and lending agreements
Asset balances under stock borrowing and lending agreements represent stock lent by Santander UK. These balances amounted to £7,133m at 31 December
2025 (2024: £15,860m) and are offset by contractual commitments to return stock borrowed or cash received.
Derivatives and other business
In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 31 December 2025,
£2,122m (2024: £1,787m) of such collateral in the form of cash had been provided by Santander UK and is included in the table above.
b) Collateral accepted as security for assets
The collateral held as security for assets, analysed between those liabilities accounted for on balance sheet and off-balance sheet, was:

	Group
	2025	2024
	£m	£m
On-balance sheet:
Deposits by banks	442	682
Deposits by customers	117	—
Total on-balance sheet	559	682
Total off-balance sheet	17,708	14,392
Purchase and resale agreements
Santander UK also enters into purchase and resale agreements and similar transactions of debt securities. Upon entering into such transactions, Santander UK receives collateral in excess of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 31
December 2025, the fair value of such collateral received was £16,410m (2024: £13,221m). Of the collateral received, almost all was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.
Stock borrowing and lending agreements
Obligations representing contractual commitments to return stock borrowed by the Santander UK group amounted to £1,298m at 31 December 2025 (2024:
£1,171m) and are offset by a contractual right to receive stock lent.
Derivatives business
In addition to the arrangements described, collateral is also received from counterparties in the normal course of derivative business. At 31 December 2025,
£559m (2024: £682m) of such collateral in the form of cash had been received by Santander UK and is included in the table.

Annual Report 2025	Santander UK plc	181

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
At 31 December 2025, the carrying amount of liabilities arising from share-based payment transactions, excluding any cash element was £64m (2024: £24m), of which £12m had vested at 31 December 2025 (2024: £1m).
a) Sharesave Schemes
The Santander UK group launched its seventeenth HM Revenue & Customs approved Sharesave invitation under Banco Santander SA sponsorship in
September 2025. Sharesave invitations have been offered since 2008 under broadly similar terms. However, in 2025 only a three-year term was offered. Eligible employees may enter into contracts to save between £5 and £500 per month. At the end of a fixed term of three or five years after the grant date, the employees can use these savings to buy shares in Banco Santander SA at a discount, calculated in accordance with the rules of the scheme. The option price is calculated as the average middle market quoted price of Banco Santander SA shares over the first three dealing days prior to invitation and discounted by up to 20%. This year, a 10% discount was applied. The vesting of awards under the scheme depends on continued employment with the Banco Santander group. Participants in the scheme have six months from the date of vesting to exercise the option.
The table below summarises movements in the number of options, and changes in weighted average exercise price over the same period.

		2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	£	‘000	£
Outstanding at 1 January	25,689	2.39	27,139	2.19
Granted	3,324	6.35	4,991	3.36
Exercised	(9,966)	1.90	(4,004)	2.29
Forfeited/expired	(1,554)	2.88	(2,437)	2.37
Outstanding at 31 December	17,493	3.38	25,689	2.39
Exercisable at 31 December	1,886	2.10	1,115	2.36
The weighted average share price at the date the options were exercised was £7.78 (2024: £3.64).
The following table summarises the range of exercise prices and weighted average remaining contractual life of the options at 31 December 2025 and 2024.

		2025		2024
Range of exercise prices	Weighted average remaining contractual life	Weighted average exercise price	Weighted average remaining contractual life	Weighted average exercise price
	Years	£	Years	£
£1 to £2	1	1.86	2	1.85
£2 to £3	2	2.74	2	2.71
£3 to £4	3	3.36	4	3.36
£6 to £7	3	6.35	0	—
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.44 (2024: £0.23).
b) Deferred shares bonus plan
Deferred bonus awards are designed to align employee performance with shareholder value and encourage increased retention of senior employees. Those employees who are designated as Material Risk Takers receive part of their annual bonus as a deferred award comprising 50% in shares and 50% in cash. Either
40% (for any variable pay award of less than £660,000) or 60% (for the portion of any variable pay award greater than £660,000) is deferred over a four- or five-
year period from the anniversary of the initial award. Deferred bonus awards in shares or share options are subject to an additional one-year retention period from the point of delivery. Any deferred awards are dependent on continued employment and subject to Santander UK's discretion, and the vesting of deferred bonus awards is subject to potential performance adjustment.
c) Partnership Shares scheme
A Partnership Shares scheme is operated for eligible employees under the Share Incentive Plan (SIP) umbrella. Participants can choose to invest up to £1,800 per tax year (or no more than 10% of an employee’s salary for the tax year) from pre-tax salary to buy Banco Santander SA shares. Shares are held in trust for the participants. There are no vesting conditions attached to these shares, and no restrictions as to when the shares can be removed from the trust. However, if a participant chooses to sell the shares before the end of five years, they will be liable for the taxable benefit received when the shares are taken out of the trust. The shares can be released from trust after five years free of income tax and national insurance contributions. At 31 December 2025, 2,815,000 shares were outstanding (2024: 3,662,718 shares).
d) Transformation Incentive Plan
Awards under this one-off long-term incentive plan were granted in 2021, 2022 and 2023 with performance assessed over the period 1 January 2021 to 31
December 2023. Awards for Material Risk Takers were granted half in cash and half in share-based awards (linked to the Banco Santander SA share price) and

Annual Report 2025	Santander UK plc	182

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

will vest in accordance with regulatory requirements. The liability arising from share-based payment transactions, excluding any cash element was £13.4m (2024:
£5.2m).

Annual Report 2025	Santander UK plc	183

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

36. TRANSACTIONS WITH DIRECTORS AND OTHER KEY MANAGEMENT
PERSONNEL
a) Remuneration of Directors and Other Key Management Personnel
The remuneration of the Directors and Other Key Management Personnel (KMP) of the Santander UK group is set out in aggregate below.

	2025	2024	2023
Directors’ remuneration	£	£	£
Salaries and fees	6,069,144	4,879,413	4,733,761
Performance-related payments	5,060,084	2,871,476	1,002,607
Other fixed remuneration (pension and other allowances & non-cash benefits)[1]	1,201,186	516,442	222,538
Total remuneration	12,330,414	8,267,331	5,958,906

	2025	2024	2023
Directors' and Other Key Management Personnel compensation	£	£	£
Short-term employee benefits	24,409,887	21,742,485	18,449,360
Post-employment benefits	1,123,802	868,368	858,437
Compensation for loss of office[2]	3,000	—	—
Total compensation	25,536,689	22,610,853	19,307,797
1Included in Other fixed remuneration is an employer pension contribution to a defined contribution scheme of £292,540 (2024: £122,915).
2During 2025 legal fees of £3,000 were paid to one KMP in connection to loss of office. In 2024 and 2023, no compensation for loss of office was paid to Directors or Other KMPs. No payments to past directors have been made in respect of 2025 or 2024.
In 2025, the remuneration, excluding pension contributions, of the highest paid Director, was £3,422,838 (2024: £3,160,709, 2023: £2,640,491) of which
£1,686,482 (2024: £1,431,612, 2023: £1,002,607) was performance related. In 2025, the accrued defined benefit pension relating to the highest paid director was
£nil (2024: £nil, 2023: £nil).
b) Retirement benefits
Defined benefit pension schemes are provided to certain employees. See Note 28 for details of the schemes and the related costs and obligations. No director has a deferred pension benefit accruing under a defined benefit scheme. Ex-gratia pensions paid to former Directors of Santander UK plc in 2025, which have been provided for previously, amounted to £445,951 (2024: £430,904; 2023: £327,462). Since the Company became part of the Banco Santander group, the
Board has not awarded any new ex-gratia pensions.
c) Transactions with Directors, Other Key Management Personnel and each of their connected persons
Directors, Other KMP (defined as the Executive Committee of Santander UK plc who served during the year) and their connected persons have undertaken the following transactions with the Santander UK group in the ordinary course of business.

		2025		2024
	No.	£000	No.	£000
Secured loans, unsecured loans and overdrafts
At 1 January	10	996	8	1,075
Net movements	1	316	2	(79)
At 31 December	11	1,312	10	996

Deposit, bank and instant access accounts and investments
At 1 January	19	1,780	17	1,702
Net movements	2	790	2	78
At 31 December	21	2,570	19	1,780
In 2025 and 2024, no Director held any interest in the shares of any company in the Santander UK group and no Director exercised or was granted any rights to subscribe for shares in any company in the Santander UK group. In addition, in 2025 and 2024, no Directors exercised share options over shares in Banco
Santander SA, the ultimate parent company of the Company.
Secured loans, unsecured loans and overdrafts are made to Directors, Other KMP and their connected persons, in the ordinary course of business, with terms prevailing for comparable transactions and on the same terms and conditions as applicable to other employees in the Santander UK group. Such loans do not involve more than the normal risk of collectability or present any unfavourable features. Amounts deposited by Directors, Other KMP and their connected persons earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees in the Santander UK group.
Deposits, bank and instant access accounts and investments are entered into by Directors, Other KMP and their connected persons on normal market terms and conditions, or on the same terms and conditions as applicable to other employees in Santander UK group.
In 2025 and 2024, two Directors had loans with a principal amount of £380,067 outstanding at 31 December 2025 (2024: £180,000). In 2025, four Other KMPs had loans (2024: two), with a principal amount of £883,163 outstanding at 31 December 2025 (2024: £781,285).
In 2025 and 2024, there were no other transactions, arrangements or agreements with Santander UK in which Directors, Other KMP or their connected persons had a material interest. In addition, in 2025 and 2024, no Director had a material interest in any contract of significance with Santander UK other than a service contract or appointment letter, as appropriate.

Annual Report 2025	Santander UK plc	184

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
b) Transactions with related parties
Transactions with related parties during the year and balances outstanding at the year-end:

										Group
	Interest, fees and other income received			Interest, fees and other expenses paid			Amounts owed by related parties		Amounts owed to related parties
	2025	2024	2023	2025	2024	2023	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Ultimate parent	(19)	(23)	(8)	321	138	414	730	587	(1,834)	(944)
Immediate parent	(6)	(7)	(7)	594	526	504	—	—	(12,275)	(12,392)
Fellow subsidiaries	(38)	(42)	(38)	310	228	203	62	68	(573)	(346)
Joint ventures	(287)	(258)	(183)	76	84	55	5,038	4,812	(1,485)	(1,567)
	(350)	(330)	(236)	1,301	976	1,176	5,830	5,467	(16,167)	(15,249)
For more on this, see Note 11 Derivative Financial Statements, Note 13 Loans and advances to customers, Note 21 Deposit by banks, Note 22 Deposits by customers, Note 23 Repurchase agreements - non-trading, Note 24 Other Financial liabilities at Fair Value Through Profit or Loss, Note 25 Debt Securities in
Issue, Note 26 Other liabilities, Note 29 Subordinated Liabilities and Note 32 Other Equity Instruments.
The above transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.
Santander (CF Trustee) Limited entered into an unsecured committed liquidity facility with Santander UK plc for £300m with a maturity date of 4 November 2026.
This facility provides an alternate source of short-term liquidity for day-to-day operational needs. At the balance sheet date, no drawings had been made from this facility.

Annual Report 2025	Santander UK plc	185

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

38. FINANCIAL INSTRUMENTS
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
Financial instruments valued using observable market prices
If a quoted market price in an active market is available for an instrument, the fair value is calculated as the current exit price multiplied by the number of units of the instrument held.
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
Santander UK categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as follows:
Level 1Unadjusted quoted prices for identical assets or liabilities in an active market that Santander UK can access at the measurement date. Active markets are assessed by reference to average daily trading volumes in absolute terms and, where applicable, by reference to market capitalisation for the instrument.
Level 2Quoted prices in inactive markets, quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.
Level 3Significant inputs to the pricing or valuation techniques are unobservable. These unobservable inputs reflect the assumptions that market participants would use when pricing assets or liabilities and are considered significant to the overall valuation.
Changes in the observability of significant valuation inputs during the reporting period may result in a transfer of assets and liabilities within the fair value hierarchy.
The Santander UK group recognises transfers between levels of the fair value hierarchy when there is a significant change in either its principal market or the level of observability of the inputs to the valuation techniques at the end of the reporting period.

Annual Report 2025	Santander UK plc	186

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

b) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments at 31 December 2025 and 2024 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. Santander UK did not make any material changes to the valuation techniques and internal models it used in 2025, 2024 and 2023.
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
B.In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as the Halifax’s UK HPI volatility, HPI forward growth, HPI spot rate, mortality, and mean reversion.
C.In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate swaps, caps and floors), the present value method (swaps), and Black’s model (caps/floors) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on unobservable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.
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
The fair values of the financial instruments arising from Santander UK’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of equity securities, and volatility.
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
d) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 31 December 2025 and 2024, including their levels in the fair value hierarchy - Level 1, Level 2 and Level 3. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

Annual Report 2025	Santander UK plc	187

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

										Group
				2025					2024
		Fair value			Carrying			Fair value		Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	203,426	203,426	202,609	—	—	198,376	198,376	199,408
Loans and advances to banks	—	1,048	—	1,048	1,048	—	1,032	—	1,032	1,032
Reverse repurchase agreements - non-trading	—	17,696	—	17,696	17,678	—	10,342	—	10,342	10,338
Other financial assets at amortised cost	3,747	—	—	3,747	3,987	3,190	—	—	3,190	3,408
	3,747	18,744	203,426	225,917	225,322	3,190	11,374	198,376	212,940	214,186
Liabilities
Deposits by customers	—	117	187,849	187,966	187,300	—	185	180,282	180,467	180,967
Deposits by banks	—	6,630	—	6,630	6,628	—	13,934	39	13,973	13,993
Repurchase agreements - non-trading	—	9,039	—	9,039	9,029	—	8,622	—	8,622	8,617
Debt securities in issue	25,874	14,618	1,421	41,913	41,388	21,173	12,910	1,771	35,854	35,673
Subordinated liabilities	1,065	1,161	187	2,413	2,032	1,129	10	1,622	2,761	2,385
	26,939	31,565	189,457	247,961	246,377	22,302	35,661	183,714	241,677	241,635
The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is included as a separate line item on the balance sheet.

Annual Report 2025	Santander UK plc	188

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Other financial assets at amortised cost
These consist of asset-backed securities and debt securities. The asset-backed securities can be complex products and in some instances are valued with the assistance of an independent, specialist valuation firm. These fair values are determined using industry-standard valuation techniques, including discounted cash flow models. The inputs to these models used in these valuation techniques include quotes from market makers, prices of similar assets, adjustments for differences in credit spreads, and additional quantitative and qualitative research. The debt security investments consist of a portfolio of government debt securities. The fair value of this portfolio has been determined using quoted market prices.
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
Repurchase agreements - non-trading
The fair value of the repurchase agreements - non trading has been estimated using valuation technique A as described above, discounted at a spread appropriate to the underlying collateral.
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
are used including proxy observable data.

Annual Report 2025	Santander UK plc	189

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

e) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 31 December 2025 and 31 December 2024, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

										Group
		2025				2024
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	671	—	671	—	978	—	978	A
	Interest rate contracts	—	1,078	—	1,078	—	1,675	—	1,675	A & C
	Inflation rate contracts	—	85	—	85	—	70	—	70	A
	Equity and credit contracts	—	64	30	94	—	89	35	124	B & D
	Netting	—	(1,058)	—	(1,058)	—	(1,643)	—	(1,643)
		—	840	30	870	—	1,169	35	1,204
Other financial assets at FVTPL	Loans and advances to customers	—	—	40	40	—	—	44	44	A
	Debt securities and other debt instruments	—	—	24	24	—	56	36	92	A, B & D
		—	—	64	64	—	56	80	136
Financial assets at FVOCI	Debt securities	5,017	199	—	5,216	8,805	201	34	9,040	D
		5,017	199	—	5,216	8,805	201	34	9,040
Total assets at fair value		5,017	1,039	94	6,150	8,805	1,426	149	10,380

Liabilities
Derivative financial instruments	Exchange rate contracts	—	512	—	512	—	430	—	430	A
	Interest rate contracts	—	1,182	—	1,182	—	1,894	—	1,894	A & C
	Inflation rate contracts	—	30	—	30	—	—	—	—	A
	Equity and credit contracts	—	8	13	21	—	7	14	21	B & D
	Netting	—	(1,058)	—	(1,058)	—	(1,643)	—	(1,643)
		—	674	13	687	—	688	14	702
Other financial liabilities at FVTPL	Debt securities in issue	—	331	—	331	—	355	—	355	A
	Structured deposits	—	824	—	824	—	605	—	605	A
	Zero Amortising Guaranteed Notes	—	95	—	95	—	95	—	95	D
		—	1,250	—	1,250	—	1,055	—	1,055
Total liabilities at fair value		—	1,924	13	1,937	—	1,743	14	1,757

Annual Report 2025	Santander UK plc	190

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Transfers between levels 1 and 2 of the fair value hierarchy
In 2025 and 2024, there were no significant transfers of financial instruments between levels 1 and 2 of the fair value hierarchy.
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
included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

Group
	2025	2024
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	9	6
- Uncertainty	4	4
- Credit risk adjustment	1	1
- Funding fair value adjustment	1	—
	15	11

Annual Report 2025	Santander UK plc	191

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
profits and losses.

Annual Report 2025	Santander UK plc	192

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

g) Internal models based on information other than market data (Level 3)
The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with further details on the valuation techniques used for each type of instrument. Each instrument is initially valued at transaction price:

					Group
			Balance sheet value		Fair value movements recognised in profit/(loss)

			2025	2024	2025	2024	2023
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m	£m
1. Derivative assets	Equity and credit contracts	Reversionary property interests	30	35	1	6	12
2. FVTPL assets	Loans and advances to customers	Roll-up mortgage portfolio	20	22	(1)	(1)	(2)
3. FVTPL assets	Loans and advances to customers	Other loans	20	22	2	—	4
4. FVTPL assets	Debt securities	Reversionary property securities	24	36	—	2	(3)
5. FVOCI assets	Debt Instruments	Other securities	—	34	—	—	—
			94	149	2	7	11
Other Level 3 assets			—	—	—	—	(1)
Other Level 3 liabilities			(13)	(14)	1	(5)	(2)
Total net assets			81	135
Total income/(expense)					3	2	8
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
2. FVTPL assets – Loans and advances to customers – roll-up mortgage portfolio
These represent roll-up mortgages (sometimes referred to as lifetime mortgages), which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not have to make any interest payments during their lifetime in which case the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property, and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative equity guarantee’. Santander UK suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.
The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, Santander UK uses a probability-
weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative equity guarantee’ are valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.
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
4. FVTPL assets – Debt securities
These consist of reversionary property securities and are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-
weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of Santander UK’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the homeowner vacating the property through death or moving into care and is calculated from mortality rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.
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
5. FVOCI assets – Debt instruments
These consist of asset-back securities where third-party prices are not available or reliable. The fair value is estimated using market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings.

Annual Report 2025	Santander UK plc	193

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in 2025 and 2024:

					Group
	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2025	35	80	34	149	(14)	(14)
Total gains/(losses) recognised:
Fair value movements[1]	1	1	—	2	1	1
Transfers out	—	—	(32)	(32)	—	—
Settlements	(6)	(17)	(2)	(25)	—	—
At 31 December 2025	30	64	—	94	(13)	(13)

Gains recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year[1]	1	1	—	2	1	1

At 1 January 2024	36	95	—	131	(10)	(10)
Total gains/(losses) recognised:
Fair value movements[1]	6	1	—	7	(5)	(5)
Purchases	—	—	34	34	—	—
Settlements	(7)	(16)	—	(23)	1	1
At 31 December 2024	35	80	34	149	(14)	(14)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the year[1]	6	1	—	7	(5)	(5)
1Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.

Annual Report 2025	Santander UK plc	194

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
input as described in the table below. The potential effects do not take into effect any hedged positions.

Annual Report 2025	Santander UK plc	195

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

h) Maturities of financial liabilities and off-balance sheet commitments
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities and off-balance sheet commitments of Santander UK based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers largely consist of retail deposits. This table is not intended to show the liquidity of Santander UK.

						Group
	On demand	Not later than 3 months	Later than 3 months and not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total
2025	£m	£m	£m	£m	£m	£m
Financial liabilities
Derivative financial instruments	—	77	104	452	134	767
Other financial liabilities at fair value through profit or loss	—	172	114	707	438	1,431
Deposits by customers	177,747	4,072	2,818	2,612	238	187,487
Deposits by banks	696	726	969	3,299	1,668	7,358
Repurchase agreements – non trading	—	6,584	2,524	—	—	9,108
Debt securities in issue	—	6,677	3,166	27,747	11,462	49,052
Subordinated liabilities	—	33	98	621	2,623	3,375
Lease liabilities	—	—	21	46	14	81
Total financial liabilities	178,443	18,341	9,814	35,484	16,577	258,659
Off-balance sheet commitments given	3,757	22,766	1,330	7,602	3,366	38,821

2024
Financial liabilities
Derivative financial instruments	—	165	136	317	173	791
Other financial liabilities at fair value through profit or loss	10	3	135	556	524	1,228
Deposits by customers	169,285	3,487	4,004	4,451	355	181,582
Deposits by banks	1,352	1,561	7,618	4,459	—	14,990
Repurchase agreements – non trading	—	7,894	762	—	—	8,656
Debt securities in issue	—	5,907	1,959	26,332	7,761	41,959
Subordinated liabilities	—	27	628	332	1,895	2,882
Lease liabilities	—	—	28	58	17	103
Total financial liabilities	170,647	19,044	15,270	36,505	10,725	252,191
Off-balance sheet commitments given	4,007	19,088	916	8,391	3,247	35,649
As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities. In addition, the repayment terms of debt securities may be accelerated in line with relevant covenants. Further, no account is taken of the possible early repayment of Santander UK’s mortgage-
backed non-recourse finance which is redeemed by Santander UK as funds become available from redemptions of the residential mortgages. Santander UK has no control over the timing and amount of redemptions of residential mortgages.

Annual Report 2025	Santander UK plc	196

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

39. OFFSETTING FINANCIAL ASSETS AND LIABILITIES
The following table shows the impact of netting arrangements on:
–All financial assets and liabilities that are reported net on the balance sheet
–All derivative financial instruments and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.
The table identifies the amounts that have been offset in the balance sheet and those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements described above.
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
presented in the tables below do not represent Santander UK’s total credit exposure.

								Group
	Amounts subject to enforceable netting arrangements						Assets not subject to enforceable netting arrangements[2]
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross amounts	Amounts offset	Net amounts on balance sheet	Financial instruments	Financial collateral[1]	Net amount		Balance sheet total[3]
2025	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivative financial assets	1,890	(1,058)	832	(415)	(370)	47	38	870
Reverse repurchase, securities borrowing & similar agreements:
–Amortised cost	20,967	(3,289)	17,678	(1,167)	(16,511)	—	—	17,678
Loans and advances to customers and banks⁴	3,959	(588)	3,371	—	—	3,371	200,286	203,657
	26,816	(4,935)	21,881	(1,582)	(16,881)	3,418	200,324	222,205
Liabilities
Derivative financial liabilities	1,731	(1,058)	673	(415)	(182)	76	14	687
Repurchase, securities lending & similar agreements:
–Amortised cost	12,318	(3,289)	9,029	(1,167)	(7,862)	—	—	9,029
Deposits by customers and banks⁴	588	(588)	—	—	—	—	193,928	193,928
	14,637	(4,935)	9,702	(1,582)	(8,044)	76	193,942	203,644

2024
Assets
Derivative financial assets	2,799	(1,643)	1,156	(407)	(711)	38	48	1,204
Reverse repurchase, securities borrowing & similar agreements:
–Amortised cost	16,175	(5,837)	10,338	(63)	(10,275)	—	—	10,338
Loans and advances to customers and banks⁴	5,421	(635)	4,786	—	—	4,786	195,654	200,440
	24,395	(8,115)	16,280	(470)	(10,986)	4,824	195,702	211,982
Liabilities
Derivative financial liabilities	2,325	(1,643)	682	(407)	(127)	148	20	702
Repurchase, securities lending & similar agreements:
–Amortised cost	14,454	(5,837)	8,617	(63)	(8,554)	—	—	8,617
Deposits by customers and banks⁴	635	(635)	—	—	—	—	194,960	194,960
	17,414	(8,115)	9,299	(470)	(8,681)	148	194,980	204,279
1Financial collateral is reflected at its fair value but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
2This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
3The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
4The amounts offset within loans and advances to customers/banks or deposits by customers/banks relate to offset mortgages which are classified as either and that are subject to netting.

Annual Report 2025	Santander UK plc	197

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	198

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

40. ASSETS HELD FOR SALE
Sale of property
The sale of the whole of Santander House, Milton Keynes is expected to complete in 2026. As such, the Santander UK group classified Santander House, which is included in the Corporate Centre segment and carried at the sales price, as held for sale.
At 31 December 2025 and 31 December 2024, assets held for sale comprised:

	2025	2024
	£m	£m
Assets
Property, plant and equipment	18	12
	18	12

Annual Report 2025	Santander UK plc	199

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

41. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 31 December 2025 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Annual Report 2025	Santander UK plc	200

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Shareholder information

Annual Report 2025	Santander UK plc	201

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Subsidiaries and related undertakings
In accordance with Section 409 of the Companies Act 2006, details of the Company’s subsidiaries and related undertakings at 31 December 2025 are set out below.
Subsidiaries
All subsidiaries are owned 100% and consolidated by Santander UK.
Incorporated and registered in England and Wales:

	Registered office[1]	Direct/Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
2 & 3 Triton Limited (In Liquidation)	E	Direct	Ordinary £1	100
Abbey National Nominees Limited	A	Direct	Ordinary £1	100
Abbey National Property Investments	A	Direct	Ordinary £1	100
Alliance & Leicester Personal Finance Limited	A	Direct	Ordinary £1	100
Cater Allen Limited	A	Indirect	Ordinary £1	—
First National Tricity Finance Limited	A	Indirect	Ordinary £1	—

Navigator Global Limited	A	Direct	Ordinary £1	—
Santander Asset Finance plc	A	Direct	Ordinary £0.10	100
Santander Cards Limited	A	Indirect	Ordinary £1	—
Santander Cards UK Limited	A	Direct	Ordinary £1	100
Santander Consumer (UK) plc	B	Direct	Ordinary £1	100
Santander Consumer Credit Services Limited	A	Indirect	Ordinary £1	—
Santander Estates Limited	F	Direct	Ordinary £1	100
Santander Global Consumer Finance Limited	A	Indirect	Ordinary £0.0001	—
Santander Guarantee Company (In Liquidation)	A	Direct	Ordinary £1	100
Santander Lending Limited	A	Direct	Ordinary £1	100
Santander Private Banking UK Limited	A	Direct	Ordinary £1	100
Santander UK Operations Limited	A	Direct	Ordinary £1	100
Santander UK (Structured Solutions) Limited	A	Direct	Ordinary £0.01	100
			Preference £0.01	100
Santander UK Technology Limited	A	Direct	Ordinary £1	100
1Refer to the key at the end of this section for the registered office address.
Incorporated and registered outside England and Wales:

	Registered office[1]		Share class through which ownership is held	Proportion of ownership interest
Name of subsidiary				%
Santander Cards Ireland Limited	H	Indirect	Ordinary €1	100
			Ordinary €1.27	100
Santander ISA Managers Limited	G	Direct	Ordinary £1	100
1Refer to the key at the end of this section for the registered office address, including the country.

Annual Report 2025	Santander UK plc	202

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other subsidiary undertakings
All entities are registered in England and Wales except for Motor Securities 2018-1 Designated Activity Company which is registered in Ireland.
The Company and its subsidiaries do not own directly, or indirectly, any of the share capital of any of the entities, however they are consolidated by the Santander
UK group because the substance of the relationship indicates control, as described in Note 1 to the Consolidated Financial Statements.

	Registered		Registered
Name of entity	office[1]	Name of entity	office[1]
Abbey Covered Bonds (Holdings) Limited	D	Holmes Funding Limited	A
Abbey Covered Bonds (LM) Limited	D	Holmes Holdings Limited	A
Abbey Covered Bonds LLP	A	Holmes Master Issuer plc	A
Fosse (Master Issuer) Holdings Limited	C	Holmes Trustees Limited	A
Fosse Funding (No.1) Limited	C	MAC No.1 Limited	A
Fosse Master Issuer plc	C	Repton 2023-1 Limited	C
Fosse Trustee (UK) Limited	A
1Refer to the key at the end of this section for the registered office address.
Related undertakings
All of these entities, which are registered in England and Wales, are accounted for by the equity method of accounting, with 50% ownership being held.

	Registered office[1]	Direct/ Indirect ownership	Share class through which ownership is held	Proportion of ownership interest
Name of entity				%
Hyundai Capital UK Limited	I	Indirect	Ordinary £1	—
Volvo Car Financial Services UK Limited	J	Indirect	Ordinary £1	—
1Refer to the key at the end of this section for the registered office address.
Overseas branches
The Company has no overseas branches.
Key of registered office addresses

A	2 Triton Square, Regent’s Place, London NW1 3AN
B	Santander House, 86 Station Road, Redhill RH1 1SR
C	1 Bartholomew Lane, London EC2V 2AX
D	Wilmington Trust SP Services (London) Limited, 1 Kings Arms Yard, London EC2R 7AF
E	Griffins Tavistock House North, Tavistock Square, London, WC1H 9HR
F	Carlton Park, Narborough, Leicester LE19 0AL
G	287 St. Vincent Street, Glasgow, Scotland G2 5NB
H	3 Dublin Landings, North Wall Quay, Dublin 1, Ireland
I	London Court, 39 London Road, Reigate RH2 9AQ
J	Scandinavia House, Norreys Drive, Maidenhead, Berkshire SL6 4FL

Annual Report 2025	Santander UK plc	203

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–projections or expectations of revenues, costs, profit or (loss), earnings or (loss) per share, dividends, capital structure or other financial items or ratios
–statements of plans, objectives or goals of Santander UK or its management, including those related to products or services
–statements of future economic performance, and
–statements of assumptions underlying such statements.
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
–the effects of competition from other financial institutions, including new entrants into the financial services sector
–Santander UK’s ability to maintain its competitive position depending, in part, on the success of new products and services Santander UK offers its customers and its ability to continue offering products and services from third parties
–the extent to which Santander UK’s loan portfolio is subject to risk of prepayment
–the risk of damage to Santander UK's reputation
–the risk that Santander UK is unable to manage the growth of its operations
–the extent to which regulatory capital, liquidity and leverage requirements, and any changes to these requirements may affect Santander UK
–liquidity constraints and Santander UK’s ability to access funding on acceptable financial terms
–the effects of an adverse movement in external credit ratings assigned to Santander UK or any of its debt securities
–the effects of any changes in the pension liabilities and obligations of Santander UK
–the effects of fluctuations in interest rates and other market risks
–the extent to which Santander UK may be required to record negative changes in positions recorded at fair value for its financial assets due to changes in market conditions
–Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
–the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and that Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
–the effects of the financial services laws, regulations, government oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
–the risk that Santander UK may become subject to the provisions of the Banking Act 2009, including the bail-in and write-down powers thereunder
–the effects of any failure to comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions, fraud and preventing the facilitation of tax evasion, or the risk of any failure to prevent, detect or deter any illegal or improper activities
–the effects of taxation (and any changes to tax) in each location in which Santander UK operates
–Santander UK’s exposure to any risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
–the risk of failing to successfully apply or to improve Santander UK’s credit risk management systems
–the risk that Santander UK’s data management policies and procedures are not sufficiently robust
–the effect of cybersecurity on Santander UK’s business
–the risks related to the developing fields of artificial intelligence and machine learning
–the risks arising from any non-compliance with Santander UK’s regulations, policies, from any employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
–the risk of failing to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner
–Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods and Santander UK’s exposure to risks related to errors in its risk modelling
–the risks arising from Santander UK’s reliance on third parties for important infrastructure support, products and services
–the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
–the effects of any inaccuracy within the judgements and accounting estimates which underpin aspects of the financial statements, and the consequent risk of any material misstatement of Santander UK’s financial results
–the effect of any change in accounting standards.
Please refer to our latest filings with the SEC (including, without limitation, the Risk Factors section in this Annual Report on Form 20-F for the year ended 31
December 2025) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual Report 2025	Santander UK plc	204

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	205

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Page intentionally blank

Annual Report 2025	Santander UK plc	206

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Risk factors
An investment in Santander UK plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks, the material ones of which are set out below.
Geopolitical and macroeconomic risks
Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets
Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by general economic and political conditions in the UK.
The UK economy improved at the start of 2025 after a slow second half in 2024, which had been driven, in part, by uncertainty surrounding the UK Government’s
Autumn Budget, which reduced confidence. However, the economy has been subject to volatile events such as additional tariffs imposed by the US and higher costs to businesses resulting from increases in the minimum wage and employer National Insurance Contributions. As such, there remains a risk that the UK economy will see lower growth in 2026 with interest rates falling less quickly than expected as inflation remains persistent, Brexit continuing to impact exports and geopolitical events disrupting markets and lowering business and household confidence. Interest rates have risen sharply since 2022 and although interest rates have started to decrease, there remains a risk that increases will be needed in the future and in particular there remains a risk that increases will be needed if rising inflation returns. This would put further pressure on household finances for some of Santander UK's customers due to a sharp rise of the costs, or a continuation of higher costs for refinancing their mortgage or a continuation of these higher costs and significantly higher costs of borrowing overall. Continued
higher mortgage rates could also dampen demand in the housing market, leading to further drops in new business or steeper falls in house prices, reducing the value of the collateral Santander UK holds against mortgages. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries. This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses. In addition, the UK economy and banking sector are impacted by the political environment and related government policy. For example, there has been an increase in business costs as a result of increased contributions for employer's National Insurance, which will impact Santander UK's customers and the wider economy.
In particular, Santander UK faces, among others, the following risks in any period of economic uncertainty (including the effect of those risks on gross domestic product, inflation, unemployment and house prices):
–Reduced demand for Santander UK’s products and services – particularly the potential for reduced mortgage market volumes.
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
Santander UK is also exposed to:
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism. Further moves towards unilateralism may also cause increased tension and/or hostilities between nations, which could negatively impact the global economy and financial markets;
–The continuation or escalation of conflicts between Russia and Ukraine, and in Israel, Iran and the Middle East, including the spread of these conflicts to other countries in these regions, and/or the emergence of future regional conflicts and wars with global impact, could lead to further increases in energy prices (in particular, gas prices, if supplies to Europe remain interrupted), add to inflationary pressures and lead to broader UK sanctions on states, companies or individuals involved in these conflicts;
–US political risks and possible impacts of the current administration, including increased deregulation leading to increased investor focus on UK banking sector profitability and increased competitive pressures on non-US banks such as Santander UK, the imposition of new tariffs, increases in existing tariffs, retaliatory tariffs or other measures and trade policies affecting imports of goods and services, could negatively impact the global economy or certain sectors of the economy and increase the risk of recession;
–Climate change risks which could result in material damage to Santander UK's customers’ property or businesses and materially impact Santander UK's customers' business models during the transition to a low carbon economy; and
–Social unrest as a result of severe economic disruption.
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
Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Europe’s manufacturing base is heavily dependent upon natural gas, and any further restriction in supply and significantly increased costs are expected to have a material adverse impact on the Eurozone economy, which could lead to disruption and volatility in the global financial markets, as a result of debt sustainability concerns. This could have a material adverse impact on Santander
UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK, its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.

Annual Report 2025	Santander UK plc	207

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The UK’s withdrawal from the European Union (Brexit) could continue to have a material adverse effect on Santander UK’s operations, financial condition and prospects
The UK ceased to be a member of the EU in 2020 and a limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on 1 January 2021. The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy.
The Financial Services and Markets Act 2023 (FSMA 2023) established a framework for HM Treasury (HMT) to revoke EU-derived financial services legislation
(known as “assimilated” EU law) and for it to be replaced by Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) rules. This process of revoking and replacing assimilated EU law may result in material changes to the UK regulatory regime and the impact of these regulatory developments and changes on Santander UK is difficult to predict.
Legislative divergence between EU and UK law and regulation arising out of Brexit could cause operational complications, demand additional resources to fulfil the additional requirements of having to comply with two separate regulatory regimes, and create new compliance risks. For example, in the financial crime space, the UK did not adopt the EU’s Sixth Anti-Money Laundering Directive, though the UK Government did assert that existing UK anti-money laundering (AML) and counter-terrorism financing (CTF) laws already met or exceeded the Directive’s requirements. Further areas of divergence can be seen in the UK and EU’s legislative and regulatory approaches to beneficial ownership transparency and the extent of regulatory focus on emerging threats such as crypto-related and trade-based money laundering. Ongoing reforms to the UK’s prudential framework for banks may also give rise to further areas of regulatory divergence between the UK and the EU, along with associated regulatory risks and compliance costs to Santander UK. As set out further in the risk factor “Santander UK is subject to regulatory capital, liquidity and leverage requirements that could limit its operations, and changes to these requirements may further limit and could have a material adverse effect on Santander UK’s operations, financial condition and prospects” below, certain aspects of UK CRR have already been revoked and replaced with PRA rules (which will take effect on 1 January 2027), and final rules to replace the remainder of the UK CRR were published on 20 January 2026, along with rules relating to the UK’s implementation of the final Basel 3 reforms. The EU completed the majority of its implementation of the final Basel 3 standards with effect from 1 January 2025.
In 2021, the EU Commission adopted an adequacy decision for the UK, allowing for the continued flow of personal data between the EU and the UK without additional safeguards or permissions. This decision was renewed in December 2025 for six years with an expiry date of late December 2031, if not further renewed. If the EU Commission’s adequacy decision for the UK is not further renewed, this could impact personal data flows from entities in the EU to Santander
UK in the UK. In the event this occurs, it may result in additional costs to Santander UK in order to facilitate those data flows, to the extent those data flows are impacted, with the UK being subject to EU transfer rules as a non-adequate jurisdiction.
Furthermore, the continuing impact of Brexit on the wider UK economy may have a material adverse effect on Santander UK’s customers and counterparties, as well as on Santander UK’s operations, financial condition and prospects.
Santander UK faces risks from the impact of climate change, which could materially affect Santander UK’s business operations, reputation, clients and customers, as well as the creditworthiness of its counterparties
Climate risk is a risk that manifests through other principal risks. Climate change could expose Santander UK to financial risk either through its physical or transitional effects. Transition risks could be further accelerated by the occurrence of changes in the physical climate.
Physical risks from climate change arise from climate and weather-related events, such as heatwaves, droughts, floods, landslides, storms, sea level rise, coastal erosion and subsidence. These risks could impact Santander UK's customers in the form of lower revenues due to transport problems, supply chain disruption and other impacts that strain production and lower revenues and higher costs for its customers owing to workers' health, safety, absenteeism and other workforce-
related problems. These risks could also lead to damage to Santander UK's customers’ property or operations, which could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in Santander UK’s portfolios. In addition,
Santander UK’s premises and resilience may also suffer physical damage due to weather-related events leading to increased costs for Santander UK.
Transition risks arise from the process of adjustment towards a low-carbon economy. Santander UK may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities Santander UK undertakes, as well as the risks associated with its lending portfolios, and the value of Santander UK’s financial assets. Reputation risk could arise from a failure to meet changing societal, investor or regulatory demands, including contagion risk from the wider Banco Santander SA Group. In particular, the last few years have seen an increase in upcoming climate-related disclosure requirements that Santander UK and Banco Santander SA (as the ultimate parent of Santander UK) will need to comply with (for example, additional requirements emerging from the PRA's new rules on enhancing banks' and insurers' approaches to managing climate-related risks (within PS25/25 and SS5/25, which repeals
SS3/19), the IFRS Sustainability Disclosure Standards proposed as the UK Sustainability Reporting Standards (UK SRS), the European Banking Authority's
(EBA) Environmental, Social, and Governance (ESG) Pillar 3 disclosures rules, the EU Corporate Sustainability Reporting Directive (CSRD) and the FCA’s
Sustainability Disclosure Requirements regime). An increased focus on climate change will likely include a greater focus on associated environmental crimes, such as illegal logging and the illegal wildlife trade. These developments create additional indirect financial crime risks for banks such as Santander UK, as the proceeds of such crimes may be laundered.
Banco Santander SA has an ambition to become a net zero bank by 2050. As such, Santander UK Group Holdings plc is implementing and reporting at a group level (including Santander UK plc) against the TCFD recommendations and has disclosed targets to manage climate-related risks and opportunities. Santander
UK continues to enhance its disclosures to meet future requirements such as the UK SRS. Santander UK continues to embed climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks Santander UK faces as a result of climate change). Santander UK does this primarily through its internal transition plan, which is aligned to the UK Government's Transition Plan Taskforce guidelines. Within this Santander UK assesses the internal and external factors that will impact the alignment of its lending portfolios to the UN Paris Agreement, including the acceleration of the UK Government’s clean power
2030 action plan. Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt Santander UK’s strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on Santander UK’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition. Achieving Santander UK’s climate-related ambitions will also depend on a number of factors outside its control, including (among other things) availability of data to measure and assess the climate impact on Santander UK’s customers, advancements of low-carbon transition technologies and public policies to support the energy transition in the markets where Santander UK operates. Santander
UK continues to assess this as part of its transition planning process. If these external factors and other changes do not occur, or do not occur on a timely basis,
Santander UK may fail to achieve its climate-related ambitions and this could have a material adverse effect on Santander UK’s business growth, competitiveness, profitability, financial condition and reputation.
For further details on Santander UK’s approach to climate change see “Sustainability – Climate-related Financial Disclosures" in the Sustainability section.
Business model risks
Santander UK is exposed to competition from other financial institutions, including new entrants into the financial services sector

Annual Report 2025	Santander UK plc	208

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

The UK banking market continues to evolve rapidly, with increasing competition across both traditional and digital players. Larger peers are strengthening their scale through bolt-on acquisitions and balance sheet diversification, while digital banks are expanding customer bases through innovative propositions and efficient operating models
Santander UK is undertaking a multi-year transformation to diversify revenue streams, digitalise product channels, and automate and simplify processes. The transformation programme leverages Santander UK group technology platforms and capabilities, providing access to scale and expertise. Certain services, including IT and Financial Crime operations, are also outsourced to the Santander UK group. While this supports delivery at a lower cost to serve and enhance customer experience, it also increases operational dependency on the Santander UK group.
Santander UK’s balance sheet mix remains different from peers. The balance sheet is more heavily concentrated in mortgages, while larger banks maintain more diversified asset portfolios and are growing non-mortgage segments such as unsecured lending, cards, and SME financing. On the liability side, Santander UK has a higher cost of deposits, reflecting a smaller proportion of non-interest-bearing balances. The loan to deposit ratio exceeds 100%, which may compress revenue margins through higher funding costs. Fee income also represents a smaller share of total income relative to peers investing to expand into the business areas of Wealth, Cards, and Business Banking. Digital banks continue to scale and broaden their product offerings, increasing the risk of reduced primary-bank relationships and lower transaction activity among current account customers.
Our transformation involves significant reduction in workforce as a result of AI, data driven, automation and simplification initiatives. However, it is essential that these transformation initiatives are able to deliver the expected benefits, and that we are able to retain and engage the right talent going forward. There can be no assurance that the transformation will deliver the benefits sought from it or that the transformation will progress on the timescale and trajectory currently anticipated.
The proposed integration of TSB into Santander UK (subject to regulatory approval) is expected to accelerate transformation and strengthen our market position.
For risks related to the acquisition of TSB refer to the risk factor “If Santander UK is unable to manage the growth of its operations, this could have a material adverse impact on its profitability” below.
These factors, individually or combined, could put pressure on margins, delay transformation benefits, or adversely affect Santander UK’s financial performance, operations, and strategic objectives.
Santander UK’s ability to maintain its competitive position depends, in part, on the success of new products and services it offers its customers and its ability to continue offering products and services from third parties
The success of Santander UK’s operations and its profitability depends, in part, on the success of new products and services it offers to customers and the way in which it offers and provides its existing products and services. The increasing availability of a wide range of digital/online products and services for customers within the market, requires banks like Santander UK to enhance their offerings in order to both retain and attract new customers. However, Santander UK cannot guarantee that its products and services or the way in which it offers or provides its products and services, will continue to meet the needs or preferences of customers as these may change over time.
Santander UK may not develop new products, or amend the key features of existing products, in a way that meet its customers’ changing needs in a timely manner. As Santander UK expands the range of its products and services, some of which may be at an early stage of development in the UK market, it will be exposed to known, new and potentially increasingly complex risks, including conduct, reputational and operational risk as well as development costs. Equally,
Santander UK may not take appropriate action to change or withdraw products when they become obsolete, outdated or unattractive reducing their competitiveness and potentially increasing risks in relation to legacy customer journeys and systems.
The use of third parties by Santander UK to offer products or services or to support part of the customer journey presents additional risks to its business, particularly in terms of data management and security. However, if Santander UK were not to engage with third parties to offer specialist services in this way, strategic and competitive opportunities and advantages may be missed.
Any or all of the above factors, individually or collectively, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK’s loan portfolio is subject to risk of prepayment
Santander UK’s loan portfolio is subject to prepayment risk resulting from the ability of a borrower or issuer to prepay a debt obligation prior to maturity. As a result,
Santander UK could be required to amortise net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income and there is a risk that Santander UK is not able to accurately forecast amortisation schedules for these purposes which may affect its profitability.
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
Damage to Santander UK’s reputation could cause harm to its business prospects
Maintaining a positive reputation is critical to attracting and retaining customers, investors and employees and conducting business transactions with counterparties. Damage to Santander UK’s reputation could materially and adversely affect Santander UK’s perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on Santander UK’s operating results, financial condition, and prospects as well as damage Santander UK’s customers' and investors' confidence and the market price of Santander UK’s securities. Damage to the reputation of Santander UK or Banco Santander SA (as the ultimate parent of Santander UK), the reputation of affiliates operating under the ‘Santander’ brand or any of its other brands could therefore cause significant harm to Santander UK’s business and prospects. Harm to Santander UK’s reputation can arise directly or indirectly from numerous sources, including, among others, employee misconduct (including the possibility of employee fraud), litigation, regulatory interventions and enforcement action, negative political coverage, failure to deliver minimum standards of service and quality, loss or compromise of customer data, disruption to service due to a cyberattack, wider IT failures, compliance failures, third-party fraud, financial crime, breach of legal or regulatory requirements, unethical behaviour (including adopting inappropriate sales and trading practices), and the activities of customers, suppliers and counterparties and the perception of the financial services industry as a whole. Further, negative publicity regarding Santander UK, whether true or not, may result in harm to Santander UK’s operations, financial condition and prospects. Santander UK’s reputation could also suffer if Santander UK is the subject of negative coverage in the media or from political stakeholders, whether it has merit or not.
If Santander UK is unable to manage the growth of its operations, this could have a material adverse impact on its profitability
Santander UK allocates management and planning resources to developing strategic plans for organic growth and identifying potential opportunities for acquisitions, disposals, or business restructurings. In July 2025, Santander UK announced the proposed acquisition of TSB (subject to regulatory approval).
The proposed integration of TSB into Santander UK (subject to regulatory approval) is expected to accelerate transformation and strengthen our market position.
Successful delivery will require maintaining a stable operating model, ensuring a smooth customer transition, preserving franchise value, and realising planned synergies while obtaining regulatory approvals within expected timelines. Delays in regulatory approval or execution could impact integration progress. Running

Annual Report 2025	Santander UK plc	209

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

the integration will also require significant management attention alongside ongoing transformation initiatives, which may impact the availability of resources for and divert management attention from other efforts and initiatives. For example, Santander UK has already paused existing corporate development projects to create capacity for the integration of TSB.
Santander UK continues to evaluate other inorganic growth opportunities – such as acquisitions, disposals, and partnerships – that align with its strategic priorities and create value for customers and shareholders. However, suitable opportunities may not be identified, and transactions or partnerships may not be executed on favourable terms or may fail to complete. Participation in transactions that do not conclude can also disrupt operations and divert management attention.
Assessments of potential acquisitions or partnerships are based on limited information and forward-looking assumptions that may prove to be inaccurate. The ability to realise expected benefits from any such acquisitions and partnerships will depend in part on the successful integration of acquired businesses or partnerships and alignment with Santander UK’s strategic and operational frameworks. The success of such initiatives, including the integration of TSB, is, in part, subject to political, economic, and market factors that are beyond Santander UK’s control, and there can be no assurance that anticipated synergies or returns will materialise. There may also be unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired business (including in relation to legal claims and regulatory investigations) and challenges in retaining key employees and customers.
Santander UK's ability to manage growth and execute its strategy effectively depends on its capacity to:
–Manage operations and workforce efficiently;
–Maintain and expand its customer base;
–Execute strategic priorities on time and in full;
–Conduct robust due diligence and valuation of potential targets;
–Secure funding for strategic initiatives;
–Integrate new entities or investments successfully;
–Align and scale IT systems to support an enlarged business;
–Apply risk management policies consistently and efficiently across a broader group; and
–Pursue opportunities within capital constraints at the Santander UK group level.
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
Santander UK is subject to capital adequacy requirements applicable to banks and banking groups under assimilated (retained EU) law and is supervised in this respect by the PRA. Santander UK is required to maintain a minimum ratio of Common Equity Tier 1 (CET1) capital to risk-weighted assets, Tier 1 capital to risk-
weighted assets, total capital to risk-weighted assets and Tier 1 capital (leverage) to total adjusted assets for leverage purposes. Any failure by Santander UK to maintain such ratios above prescribed regulatory minimum levels may result in administrative actions or sanctions. These could potentially include requirements on Santander UK to cease all or certain lines of new business, to raise new capital resources or, in certain circumstances, a requirement for Santander UK's existing capital instruments (potentially including Santander UK’s debt securities) to be subjected to bail-in or write-down (for more information, see the risk factor entitled ‘Santander UK may become subject to the provisions of the Banking Act 2009 (the Banking Act), including bail-in and write-down powers’).
The EU Capital Requirements Directive IV (CRD IV Directive) and the Capital Requirements Regulation (the CRR and together with the CRD IV Directive, CRD
IV) implemented changes proposed by the Basel Committee on Banking Supervision (the Basel Committee) to the capital adequacy framework, known as ‘Basel
III’ in the EU. The European Union (Withdrawal) Act 2018 converted the directly applicable elements of CRD IV into UK law on 31 December 2020 and preserved existing UK law implementing the CRD IV directive. Certain elements of the CRR which were ‘onshored’ in this way were transposed into the PRA rules. The CRR has since been amended through a series of EU regulations, including the Capital Requirements Regulation 2 (CRR 2) and Capital Requirements Regulation 3
(CRR 3), and the CRD IV Directive has been amended by the Capital Requirements Directive V (CRD V Directive) and Capital Requirements Directive VI (CRD
VI Directive).
In implementing CRD IV and the revised versions of CRD IV, the PRA has required the capital resources of UK banks to be maintained at levels which exceed the base capital requirements prescribed by CRD IV and to cover relevant risks in their business. In addition, a series of capital buffers have been established under
CRD IV and PRA rules to ensure a bank can withstand a period of stress. As a result of BoE stress testing exercises and as part of its exercise of UK macro-
prudential capital regulation tools, or through supervisory actions by the PRA, Santander UK could be required to increase its capital resources further, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)
The LCR is intended to ensure that a bank maintains an adequate level of unencumbered, high quality liquid assets which can be used to offset the net cash outflows the bank could encounter under a short-term significant liquidity stress scenario. The current minimum requirement for LCR is set at 100%. Santander
UK is also required to maintain available stable funding equal to at least 100% of its required stable funding under the NSFR. Santander UK’s current liquidity position is in excess of the minimum requirements set by the PRA, but there can be no assurance that future changes to the applicable liquidity requirements would not have an adverse effect on Santander UK’s financial performance.
Leverage ratios
The Financial Services Act 2012 provides the Financial Policy Committee (FPC) of the BoE with certain macro-prudential tools for the management of systemic risk including quarterly setting of the countercyclical capital buffer rate and powers of direction relating to leverage ratios. All major UK banks and banking groups (including Santander UK) are required to hold enough Tier 1 capital (75% of which must be CET1 capital) to satisfy a minimum leverage ratio requirement of 3.25% and enough CET1 capital to satisfy a countercyclical leverage ratio buffer of 35% of each bank’s institution-specific countercyclical capital buffer rate.
The PRA requires UK globally systemically important banks (G-SIBs) and Ring Fenced Bodies (as defined in the Financial Services and Markets Act 2000
(FSMA)) to hold enough CET1 capital to meet an Additional Leverage Ratio Buffer (ALRB) of 35% of the institution-specific G-SIB buffer rate or Other
Systemically Important Institutions (O-SII) buffer rate following the implementation of the CRD V Directive on 28 December 2020 (previously the Systemic Risk
Buffer rate) and for consolidated groups which include a Ring Fenced Body to hold enough CET1 capital to meet the ALRB.
On 2 December 2025, the FPC published its Financial Stability Report, accompanied by a Financial Stability in Focus (FSiF) paper. In these documents, the
Committee indicated that several areas of the UK capital framework may be reviewed and, where appropriate, amended in the future. These areas include, without limitation, enhancing the usability of regulatory buffers; reviewing the UK leverage ratio framework; assessing the interaction of capital requirements that are linked to UK domestic exposures; introducing automatic indexation of regulatory thresholds to limit prudential drag as the economy grows; reviewing how the
Basel 3.1 output floor applies at the ring-fenced sub-group level; and supporting the PRA’s work on risk-weight modelling for mortgage lending following DP1/25.

Annual Report 2025	Santander UK plc	210

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
On 5 March 2025, the PRA published CP 2/25 "Leverage Ratio: changes to the retail deposits threshold for application of the requirement" in which it proposed to increase the £50 billion retail deposits threshold to £70 billion. On 12 November 2025, the PRA published PS 22/25 providing its feedback and, among other things, setting the final retail deposits threshold at £75 billion and introducing a three-year averaging mechanism for the calculation of firms' retail deposits, with such policy having taken effect on 1 January 2026.
Further regulatory changes
Regulators in the UK and worldwide have proposed that additional loss absorbency requirements should be applied to systemically important institutions to ensure that there is sufficient loss absorbing and recapitalisation capacity available in resolution. The BoE is required to set the Minimum Requirement for Eligible
Liabilities (MREL) for all institutions. The BoE required most major banks, since 1 January 2022, to comply with end-state MREL requirements, including
Santander UK plc and Santander UK Group Holdings plc.
Regulators and legislators in the UK have produced a range of proposals for future legislative and regulatory reform which could force Santander UK to comply with certain operational restrictions or take steps to raise further capital or increase Santander UK’s expenses and could therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects. These changes, which could affect Santander UK as a whole, include the UK's implementation of the remaining Basel III standards. The Basel Committee on Banking Supervision has approved a series of significant changes to the Basel regulatory capital framework subsequent to Basel III from 7 December 2017, colloquially known as Basel IV or Basel 3.1 which revise the process for determining capital requirements. On 30 November 2022, the PRA published a consultation paper (CP 16/22) on the implementation of the Basel 3.1 standards in the UK, which was followed in December 2023 and September 2024 by two Policy Statements (PS17/23 and PS9/24 respectively) containing near-final rules. On 17 January 2025, the PRA announced that it was delaying the implementation of the Basel 3.1 rules by a year until 1 January 2027, with the transitional period reduced from four to three years so that it will continue to end on 31 December 2029. CRD IV requirements adopted in the UK may change further and there may be changes to the way in which the PRA continues to interpret and apply these requirements to UK banks (including with regard to individual model approvals or otherwise).
There is a risk that changes to the UK’s capital adequacy regime (including any increase to minimum leverage ratios and/or as a result of the PRA’s Basel 3.1 reforms) may result in increased minimum capital requirements, which could reduce available capital for new business purposes and adversely affect Santander
UK’s cost of funding, profitability and ability to pay dividends, or other discretionary payments on its capital instruments, continued organic growth (including increased lending), or pursue acquisitions or other strategic opportunities. Santander UK could be required to restructure its balance sheet to reduce capital charges incurred pursuant to the PRA’s rules or raise additional capital, but at increased cost and subject to prevailing market conditions. In addition, any changes to the eligibility criteria for Tier 1 and Tier 2 capital may affect Santander UK’s ability to raise Tier 1 and Tier 2 capital and impact the recognition of existing Tier 1 and Tier 2 capital resources in the calculation of Santander UK’s capital position. Furthermore, increased capital requirements may negatively affect Santander
UK’s return on equity and other financial performance indicators.
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
Liquidity and funding risks are inherent in Santander UK’s business and could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Liquidity risk is the risk that Santander UK either does not have available sufficient financial resources to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of factors such as over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Santander UK performs comprehensive internal stress testing in order to ensure that it maintains funding profiles and holds a liquid asset buffer in order to manage this risk. However, unforeseen systemic market factors like those experienced during the last financial crisis make it difficult to eliminate these risks completely. There can be no assurance that such circumstances will not recur or that they will occur in the same way, but past experience and comprehensive stress testing regimes help Santander UK to consider and manage the potential impacts on its liquidity position. Liquidity constraints may affect Santander UK’s operations and its ability to meet regulatory liquidity requirements or may limit growth possibilities. Disruption and volatility in the global financial markets could have a material adverse effect on Santander UK’s ability to access capital and liquidity on financial terms acceptable to it and in addition to increased funding costs, may result in a shortening in the term of funding it raises.
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
In response to the Covid-19 pandemic, the BoE introduced the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises
(TFSME). Santander UK is continuing to repay drawings ahead of contractual maturities in 2027 and 2031 and at 31 December 2025, Santander UK had £3.9bn
of drawings outstanding (£2.5bn in 2027 and £1.4bn in 2031), having repaid £7.1bn in 2025. (£6.0bn in 2024, £8.0bn in 2023 and £6.9bn in 2022). Santander UK
will have to replace these remaining drawings via wholesale market issuance, other BoE liquidity facilities or through management of the customer funding gap.
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

Annual Report 2025	Santander UK plc	211

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK’s liquidity planning assumes that customers will continue to make a volume of deposits with Santander UK (particularly demand deposits and short-
term time deposits), and Santander UK intends to maintain its emphasis on the use of deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for Santander UK in the future if deposits are not made in the volumes anticipated or are withdrawn at short notice or are not renewed. If a substantial number of depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, there may be a material adverse effect on Santander UK’s operations, financial condition and prospects. This might increase Santander UK’s requirements for wholesale funding or require the execution of contingent options to raise additional liquidity, including the potential curtailing of growth plans.
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
In particular, a downgrade in Santander UK’s credit ratings could increase its borrowing costs and could require it to post additional collateral or take other actions under some of its derivatives, loan facilities or other financial contracts, and could limit its access to capital markets and have a material adverse effect on its operations, financial condition and prospects. For example, a credit rating downgrade could have a material adverse effect on Santander UK’s ability to sell or market certain products, engage in certain longer-term or derivatives transactions and retain its customers or investors, particularly those who need a minimum rating threshold in order to transact or invest.
Any of these effects of a credit rating downgrade could, in turn, result in outflows and reduce Santander UK’s liquidity and have an adverse effect on Santander
UK, including its operations, financial condition and prospects. For example, Santander UK estimates that at 31 December 2025, if Fitch, Moody’s and Standard &
Poor’s were concurrently to downgrade the long-term credit ratings of Santander UK plc by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £1.4bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £1.2bn of cash and collateral at 31 December 2025. Under the LCR Santander UK holds sufficient liquidity to cover these potential outflows. However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, whether any downgrade precipitates changes to the way that the financial institutions sector is rated, and assumptions about the ratings of other financial institutions and the potential behaviours of various customers, investors and counterparties. Actual outflows will also depend upon certain other factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.
There can be no assurance that the credit rating agencies will maintain Santander UK’s current credit ratings or outlooks. A failure to maintain favourable credit ratings or outlooks could increase Santander UK’s cost of funding, adversely affect Santander UK’s interest margins, and reduce its ability to secure both long-term and short-term funding. If a downgrade of a Santander UK member’s long-term credit ratings were to occur, it could also impact the short-
term credit ratings of other members of Santander UK. The occurrence of any of these events could have a material adverse effect on Santander UK’s
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
Should the value of assets to liabilities in respect of the defined benefit schemes operated by Santander UK record a deficit or an increased deficit (as appropriate), due to either a reduction in the value of the pension scheme assets (depending on the performance of financial markets) not matched by a fall in the pension scheme liabilities and/or an increase in the pension scheme liabilities (for example due to changes in legislation, mortality assumptions, discount rate assumptions, inflation, or other factors) not matched by an increase in the pension scheme assets, this could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from other areas of Santander UK's business and reduce its capital resources. Changes

Annual Report 2025	Santander UK plc	212

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

in inflation and interest rates in particular pose significant risks to the pension scheme as liabilities would be adversely impacted by an increase in long-term inflation or reduction in interest rates, and it is inherently problematic to find assets that exactly match inflation and interest rate movements in the liabilities. The pension scheme assets are also invested in illiquid assets consisting primarily of unlisted credit, private equity and property. The value of these investments can only be known when they are realised. The value in the accounts is an estimate of the fair value of these investments but the final realised value could be materially different. Although the trustee of the scheme is obliged to consult with Santander UK before changing the pension scheme's investment strategy, the trustee has the final say and the ultimate responsibility for investment strategy rests with the trustee. A change in the actual or perceived strength of the employer’s covenant could also result in Santander UK having to make increased contributions to the scheme. While Santander UK can control a number of the above factors, there are some over which Santander UK has no or limited control.
Changes in UK legislation and regulation may also affect Santander UK’s position, Specific areas where concerns have been raised are levels of dividends where there is a pension scheme with a deficit and the length of time taken to address deficits. Changes in legislation or regulation could result in Santander UK having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of its business and reduce its capital resources.
Any increase in Santander UK’s pension liabilities and obligations as a result of the foregoing factors could have a material adverse effect on Santander UK’s operations, financial conditions and prospects. There is also a risk of reputational damage if the scheme fails to comply with legislation or if there are any issues with members or the trustee being dissatisfied.
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
Changes in interest rates would affect the following areas, among others, of Santander UK’s business:
–Net interest income
–The value of Santander UK’s derivatives transactions
–The value of Santander UK’s securities holdings
–The value of Santander UK’s loans and deposits
–The volume of loans originated
Interest rates are highly sensitive to many factors beyond Santander UK’s control, including increased regulation of the financial sector, inflation, monetary policies, domestic and international economic and political conditions. For example, the UK’s Monetary Policy Committee has been selling assets to unwind quantitative easing; as this balance sheet ’normalisation’ unfolds, there could be unintended consequences for markets and financial stability. Variations in interest rates could affect the interest earned on Santander UK’s assets and the interest paid on its borrowings, thereby affecting its net interest income, which comprises the majority of its revenue, reducing its growth rate and profitability and potentially resulting in losses. In addition, costs incurred by Santander UK when putting into place strategies to reduce interest rate exposure could increase in the future, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Increases in interest rates may reduce the volume of loans originated by Santander UK. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.
Reductions in interest rates could lead to margin compression if such changes are passed on to customer liabilities to a lesser extent than they are passed on to customer assets. Changes in interest rates may also affect the ability of Santander UK’s customers to prepay or refinance fixed-rate loans, affect the value of its financial assets and reduce gains or require Santander UK to record losses on sales of Santander UK’s loans or securities, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, although Santander UK is a UK-centric bank, it has a direct link to the Eurozone through its parent company, which exposes Santander UK to
Eurozone sovereign debt risks, as market concerns over sovereign debt sustainability could drive changes in interest rates and credit spreads. Any significant impact on interest rates could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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

Annual Report 2025	Santander UK plc	213

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK invests in debt securities of the UK Government largely for liquidity management purposes. At 31 December 2025, approximately 4% of Santander
UK’s total assets and 48% of Santander UK’s securities portfolio comprised debt securities issued by the UK Government. Any failure by the UK Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Credit risks
If the level of non-performing loans increases or the credit quality of Santander UK’s loans deteriorates in the future, or if Santander UK’s loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of Santander UK’s businesses. Non-performing or low credit quality loans have in the past, had and could continue to have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In particular, the amount of Santander UK’s reported non-performing loans may increase in the future as a result of growth in Santander UK’s total loan portfolio, including as a result of loan portfolios that Santander UK may acquire in the future (the credit quality of which may turn out to be worse than Santander UK had anticipated), or factors beyond Santander UK’s control, such as adverse changes in the credit quality of Santander UK’s borrowers and counterparties, a general deterioration in the UK or global economic conditions, the impact of political events, events affecting certain industries or events affecting financial markets and global economies. Broader inflationary pressures or higher interest rates that impact a customer's ability to service debt payments could also lead to increased arrears in both unsecured and secured products.
There can be no assurance that Santander UK will be able to effectively control the level of impaired loans in, or the credit quality of, its total loan portfolio, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Interest rates payable on a significant portion of Santander UK’s outstanding mortgage loan products fluctuate over time due to, among other factors, changes in the BoE base rate. As a result, borrowers with variable interest rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward. Similarly, borrowers of mortgage loans with fixed or introductory rates adjusting to new interest rates after an initial period are exposed to the risk of increased monthly payments at the end of this period. Between 2021 and 2023, interest rates attached to both variable and fixed rate mortgages increased from historic lows. Although rates have eased modestly in recent years, they remain higher than 2020 levels. Customers whose fixed rate terms ended during periods of higher interest rates have faced increased monthly payments, while customers with variable rates of interest have experienced fluctuations in their monthly payments. High rates of interest and increases in customers’ monthly payments, alone or in combination, may contribute to higher delinquency rates and losses for Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
If Santander UK’s assessment of and expectations concerning the above-mentioned factors differ from actual developments Santander UK may need to increase its loan loss reserves, which may adversely affect Santander UK’s operations, financial condition and prospects. Additionally, in calculating its loan loss reserves,
Santander UK employs qualitative tools and statistical models which may not be reliable in all circumstances, and which are dependent upon data that may not be complete. If Santander UK is unable to control or reduce the level of its non-performing or poor credit quality loans, this could have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
The value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient, and Santander UK may be unable to realise the full value of the collateral securing Santander UK’s loan portfolio
The value of the collateral securing Santander UK’s loan portfolio may significantly fluctuate or decline due to factors beyond Santander UK’s control, including macroeconomic factors affecting the UK’s economy. Santander UK’s residential mortgage loan portfolio is one of its principal assets, comprising 84% of
Santander UK’s loan portfolio at 31 December 2025. As a result, Santander UK is highly exposed to developments in the residential property market in the UK.
Following the peak in aggregate UK house prices in 2022, these fell slightly in 2023 but recovered in 2024 and 2025. Continued growth in house prices is expected in 2026 at similar levels to 2025.
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
material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2025	Santander UK plc	214

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Legal and regulatory risks
Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the
Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, including changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability and operational resilience of institutions under their supervision), enhance consumer protection, address climate change risks, the risk of greenwashing and environmental, social and governance risks generally, and improve controls in relation to financial crime-related risks. Santander UK expects regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the UK by the BoE as resolution authority, the
PRA, the FCA, the Competition and Markets Authority (CMA), the Payment Systems Regulator (PSR), the Information Commissioner’s Office (ICO) and the
Serious Fraud Office (SFO).
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. There has been recognition by the UK Government that changes need to be made to the UK’s regulatory architecture in order to ensure that the UK banking sector remains internationally competitive and is able to grow. This has resulted in each of the financial services regulators setting out how they plan to improve growth in the sector. For example, the UK has delayed the implementation of Basel 3.1 to 1 January 2027 in order to assess how it is implemented internationally. HMT also issued a call for evidence in November 2024 on a new “Financial Services Growth & Competitiveness Strategy” that could result in changes to UK regulation, and since August 2023 the FCA has had a secondary objective to facilitate the international competitiveness and growth of the UK economy.
As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators such as the Banco de España
(the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes that have extra-territorial effect (most notably the
United States). Extensive legislation and regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect
Santander UK’s business, including Spain, the US, the EU and other jurisdictions. Because Santander UK is subject to oversight by multiple regulators or government bodies related to the same conduct or activity, this can increase business uncertainty and the amount of resources needed to ensure Santander UK’s compliance with the different legal and regulatory regimes.
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
Any legislative or regulatory actions and any required changes to Santander UK’s business operations resulting from such laws, regulations and policies as well as any deficiencies in Santander UK’s compliance with them could result in significant loss of revenue, could have an impact on Santander UK’s strategy, limit its ability to pursue business opportunities in which Santander UK might otherwise consider engaging, limit Santander UK’s ability to provide certain products and services and/or result in enforcement action (including the imposition of financial and other penalties). They may also affect the value of assets that Santander UK holds, requiring Santander UK to increase its prices thereby reducing demand for Santander UK’s products or otherwise have a material adverse effect on its operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application by Santander UK or by regulatory authorities will not adversely affect Santander UK.
Specific examples where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to:
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits (originally more than £25 billion of “core deposits”), including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019.
However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the
UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, the forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading on 15 March 2022,
HMT announced its intention to implement certain limited reforms to the ring-fencing regime, including (i) increasing the ring-fencing core deposit threshold from
£25 billion to £35 billion, (ii) adding a new secondary ‘trading assets’ condition (exempting from the regime banks with trading assets which do not exceed 10%
of Tier 1 capital), (iii) introducing a de minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions (RFIs) of up to £100,000 per RFI at any one time, and (iv) allowing ring-fenced banks to establish operations outside of the UK or the European Economic Area, have exposure to RFIs that qualify as small and medium sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. These reforms entered into force on 4 February 2025 and may lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime. In July 2025, the UK Government announced that it was committed to reforming the UK’s ringfencing rules, aimed at striking the balance between growth and stability. While such reforms could result in the relaxation of certain aspects of the ring-fencing regime, the potential impact of the proposed reforms on the Santander UK group are not yet known.
–Competition: Competition authorities (which in the UK include the CMA, the FCA and the PSR) can run reviews and investigations into any aspect of
Santander UK’s operations or the functioning of any markets in which Santander UK operates, which could lead to Santander UK being required to change its practices. In addition, the CMA’s widening focus on market outcomes may also result in increased reviews by the CMA of the markets in which Santander UK operates. The recently passed Digital Markets, Competition and Consumers Act 2024 (DMCC) which came into force on 6 April 2025, has introduced significant reforms to the powers of competition authorities in relation to the aforementioned investigations, including substantial new fining powers. The DMCC also introduced other wide-ranging reforms to the UK’s competition, consumer protection and digital markets regulatory landscape some of which could impact
Santander UK’s business. For instance, the DMCC grants the CMA the power to directly determine whether certain consumer protection laws have been infringed without needing to go through the courts.
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations. Within the UK, the PSR has mandated Santander UK to work on the extension of Confirmation of Payee for all payment service providers (PSPs) in the UK and has introduced a new APP mandatory reimbursement requirement which aims to reduce the level of customer fraud. Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failings in system design may lead to fines from regulators and/or

Annual Report 2025	Santander UK plc	215

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture, with a systems update of the high value Clearing House Automated Payment System (CHAPS) through the Real Time Gross Settlement (RTGS), BACS, the potential development of a UK central bank digital currency or similar system, and the development of Open Banking payments and other lower value retail payment schemes. In 2024, the UK Government published its report on the “National Payments Vision”, which sets out its ambitions for the payments sector, and is expected to generate a wider industry review. In November 2025, HMT, the FCA, the BoE, and the PSR published Strategy for Future of Retail Payments
Infrastructure, outlining five strategic outcomes for the future of the UK’s payments landscape in 2026. This will be followed by the Payments Forward Plan, which will set out a comprehensive and sequenced roadmap for industry-wide payments initiatives. As demonstrated by other payments initiatives, such as
Open Banking and the second Payment Services Directive (PSD2), reforms in this space have the potential to exacerbate a number of existing risks including data loss/data protection, cybersecurity, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity.
–Data Privacy: In connection with its processing of personal data, Santander UK is subject to data protection laws and regulations – in particular, the UK GDPR
(as defined and interpreted in accordance with the Data Protection Act 2018) and the Data Protection Act 2018 (DPA). In the event Santander UK breaches any such data protection laws, it could face significant enforcement action and/or financial penalties as well as reputational damage, which could ultimately have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Cybersecurity: Santander UK is subject to cybersecurity regulations and cybersecurity incident reporting requirements. Cybersecurity incident reporting often require short timeframes and there is a risk that Santander UK will fail to meet the reporting deadlines for any given cybersecurity incident. There will be legal, reputational and regulatory risks in the event Santander UK, or the third-party providers Santander UK works with, are found to be out of compliance with these regulations and reporting requirements.
–Consumer Duty: The FCA’s rules and guidance on a broad consumer duty that firms undertaking regulated activities with retail clients must observe (the
Consumer Duty) have been in force for all products and services since 31 July 2024. The Consumer Duty has three elements: (i) a "Consumer Principle", which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers), (ii) three cross-cutting rules that articulate the standards of conduct expected under the Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives), and (iii) four outcomes that build on the
Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm's conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support). The Consumer Duty requires firms to end unfair charges and fees, make it as easy to switch or cancel products as it was to take them out in the first place, provide helpful and accessible customer support, act quickly to respond to customer queries, provide timely, clear and easily understandable information to customers regarding products and services, provide products and services that are appropriate for their customers, and focus on the real and diverse needs of their customers, including those in vulnerable circumstances, at every stage and in each interaction. The Consumer Duty also requires firms to monitor, evidence and report against many of the requirements. Santander UK has fully implemented the Consumer Duty, which required a review of, and changes to,
Santander UK’s products, services, policies, systems and procedures against the FCA requirements. The Consumer Duty affects elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that Santander UK is able to generate. It may result in an increase in claims to the Financial Ombudsman Service (FOS) by customers alleging a breach of the standards of the Consumer Duty or in regulatory action by the FCA. Santander UK will need to consider and navigate updated guidance and expectations as the FCA continues to gain insight on firm's implementation of the Consumer Duty.
–Consumer redress: The FOS is the statutory body responsible for handling complaints by retail customers against regulated financial services firms. The FOS is not bound to follow law or regulation when issuing decisions but rather must decide each complaint based on what is ‘fair and reasonable’ in the circumstances. As a result, there can be a lack of clarity as to how the FOS will rule on a particular complaint, even where a firm believes that it has been operating within legal and regulatory requirements. Further, while the FOS is not formally a precedent-setting body, in practice its decisions can set a precedent, requiring firms to apply the reasoning given in one complaint to similar historic and future complaints. This means that the ramifications of a particular complaint can extend well beyond the circumstances of the original complainant. However, the FOS will rule on a particular case, even where the bank believes that it is operating within the legal and regulatory requirements. The FOS is not bound by its past decisions and has the ability to change its approach to cases, which can make it harder for firms to consistently address complaints. Together, these factors mean that Santander faces legal and regulatory risk and uncertainty as a result of FOS decisions. The UK Government is reviewing the UK’s redress system particularly with respect to so-called ‘mass redress events’ where there are large numbers of complaints about the same issue, most recently the FCA and FOS launched a joint consultation to this effect in July 2025, which closed in
October 2025.
–Outsourcing and Third-Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third-party risk management (SS2/21); these rules were updated in November 2024. SS2/21 is the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management, although it should be read alongside the EBA guidelines on outsourcing arrangements, and PRA and FCA rules and guidance on outsourcing. The scope of contracts required to meet the PRA requirements on outsourcing and third-
party risk management extends beyond that set out in the EBA guidelines on outsourcing and also captures material non-outsourcing. SS2/21 also requires that intragroup outsourcing be subject to the same requirements and expectations as external outsourcing and should not be treated as being inherently less risky. If
Santander UK is unable to meet the PRA or FCA requirements on outsourcing and third-party risk management, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects. In November 2024, the PRA and FCA published a joint
Policy Statement setting out their final rules for critical third parties. While Santander UK is not captured by the regime, Santander UK does outsource services to companies that will be captured which may have an impact on Santander UK’s operations and financial condition.
–Operational Resilience: In March 2021, the PRA and the FCA published Supervisory Statement 1/21 (SS1/21) and Policy Statement 21/3 (PS21/3), which set out their final rules and guidance intended to strengthen operational resilience in the financial services sector; these rules were amended in March 2022. The operational resilience rules required Santander UK to establish processes to identify its ‘important business services’, being those services which, if disrupted, could cause intolerable harm to clients or pose a risk to that firm’s safety and soundness or to the stability of the UK financial system. Santander UK has identified these services and has set impact tolerances for all important business services and delivered a framework and processes to continually assess its ability to remain within these tolerances in severe but plausible disruption scenarios. On an ongoing basis, if Santander UK is unable to meet the PRA and FCA requirements relating to operational resilience, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK Government is rolling out new sustainability disclosure requirements, which expand on those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy, for example, there are additional requirements emerging from the PRA's new rules on enhancing banks' and insurers' approaches to managing climate-related risks (within Policy Statement S25/25 and Supervisory Statement
SS5/25, which repeal Supervisory Statement SS3/19). Santander UK Group Holdings plc is implementing the recommendations of TCFD on a group level:
further reporting will require additional gathering of data and digitalisation of reporting and there will be legal, reputational and regulatory risks should Santander
UK Group Holdings plc fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.
–Access to Cash: FSMA 2023 grants the BoE supervisory powers to regulate the UK wholesale cash distribution market, including powers to impose fines and empowers HMT to designate firms to be subject to FCA oversight for the purpose of ensuring the reasonable provision of cash access (including free cash access). Santander UK has been designated by HMT for these purposes and accordingly has been subject to the FCA’s access to cash rules since September

Annual Report 2025	Santander UK plc	216

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

2024. The access to cash regime is likely to have ongoing implications for Santander UK's business decisions and strategy, in particular in relation to Santander
UK's branch network and Santander UK's participation in the wholesale cash distribution market generally. In the event that the BoE imposes any fines with respect to Santander UK’s participation in the wholesale cash distribution market or the FCA were to take enforcement action against Santander UK in relation to retail cash access, this could result in reputational damage and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Economic Crime: The UK financial crime legislative framework has evolved significantly in recent years and is subject to regular change. Changes may occur through planned legislative or regulatory reform, for example ongoing HMT consultations on AML Supervisory Reform and amendments to the Money Laundering Regulations. It may also occur through reactive measures, such as the significant expansion of the UK sanctions regime and associated enforcement efforts following the invasion of Ukraine and other geopolitical tensions. As such, Santander UK may face higher compliance costs and risks and must carefully manage its capacity to respond to multiple regulatory changes simultaneously. Any deficiencies in Santander UK’s compliance with such regulatory changes could result in enforcement action including the imposition of financial or other penalties. Recent changes to the UK financial crime legislative framework include the introduction of the Economic Crime and Corporate Transparency Act 2023 (ECCTA), including the new failure to prevent fraud offence (which came into force on 1 September 2025), the Money Laundering and Terrorist Financing (Amendment)
Regulations 2023 and the Money Laundering and Terrorist Financing (High-Risk Countries)(Amendment) Regulations 2024. Further changes to the UK financial crime legal and regulatory framework are anticipated later in 2026, most notably HMT's proposed improvements to the effectiveness of the
Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs). Other changes have already entered into force. For instance, in November 2024, the FCA updated its Financial Crime Guide, aiming to provide clearer expectations for firms’
financial crime controls and updated guidance on emerging risks such as sanctions compliance, proliferation finance and transaction monitoring and in
July 2025 the FCA published its updated guidance on the treatment of Politically Exposed Persons. In January 2026, the UK Government published the UK Anti-Corruption Strategy 2025, detailing its three-pillar approach to tackling corruption, based on: (i) corrupt actors, (ii) tackling UK vulnerabilities, and (iii) global resilience. The UK Government will also consult on whether to amend the UK’s AML regulations in relation to emerging risks and the existing whistleblowing framework. More changes may arrive as a result of further strategic initiatives such as an expanded Fraud
Strategy, and a new Anti-Money Laundering and Asset Recovery Strategy, which the UK Government has committed to publishing after conclusion of the Economic Crime Plan 2023-2026. The Public Authorities (Fraud, Error & Recovery) Bill received Royal Assent on 2 December 2025 and presents significant implications for the financial crime and Consumer Duty obligations of banks. Following publication of the updated Fraud Strategy, Santander
UK expects to see several fraud reforms and workstreams launched across a multi-year period, including reform to the UK’s anti-money laundering and counter-terrorist financing (AML/CTF) supervisory system by consolidating supervision for professional services under the FCA’s oversight, which could bring both benefits and challenges to the fraud regulatory regime and its associated costs for Santander UK. System prioritisation work across the financial crime agenda is also gathering pace following the commencement of an 18-month pilot in January 2026. The government is also preparing for the UK’s next Financial Action Task Force (FATF) Mutual Evaluation, which will commence in 2026. As a result, we expect there will be legislative and regulatory changes perceived necessary to correct failings or issues identified in the 2018 assessment. The first of these, replacement of the need for court approval to issue an information order with empowerment of Authorised Officers to issue them, is subject to a targeted engagement exercise by the Home Office. Santander UK assesses that this will have immediate operational impacts as it will represent an increase in the number of information orders/notices we receive. Further critical details underpinning an impact assessment of this proposal are still to be developed (e.g. timescales for responses, penalties for non-compliance etc.). Any expansion of civil or criminal liability under UK financial crime reforms brings with it financial risk in the form of penalties and reputational risk, while continued compliance with the changing UK financial crime framework may expose Santander UK to increased operational and compliance costs, each of which could in turn have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
–Challenge to commission-based lending: Santander UK is monitoring the FCA’s review of motor finance commission arrangements which was announced in January 2024. Following the Supreme Court of the United Kingdom’s judgment in relation to three motor finance commission cases (Hopcraft v Close
Brothers, Wrench v FirstRand Bank Limited and Johnson v FirstRand Bank Limited), the FCA published a consultation (CP25/27) on 7 October 2025 regarding a proposed industry-wide motor finance consumer redress scheme. Santander UK responded to the consultation on 12 December 2025 and continues to engage constructively with the FCA in respect of its detailed consideration of the consultation proposals. There remain significant uncertainties as to the nature, extent and timing of redress payments. The ultimate financial impact of the redress scheme could be materially higher or lower than the amount Santander UK has recognised as a provision. The impact cannot be accurately assessed in full until potential changes to the proposed scheme following responses to the consultation or publication of the FCA’s final scheme rules are understood. The final scheme rules are expected to be published by the FCA by the end of
March 2026. As a result, Santander UK is subject to the risk of ongoing legal and regulatory uncertainty in relation to historical motor finance commission-based lending.
Santander UK may become subject to the provisions of the Banking Act, including bail-in and write-down powers
The special resolution regime set out in the Banking Act provides HMT, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a ‘bridge bank’. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
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
In addition, the Bank Resolution (Recapitalisation) Act 2025 and related regulatory developments under the UK’s special resolution and depositor protection regimes may result in Santander UK being subject to additional recapitalisation or funding obligations in a resolution scenario. Such obligations could increase
Santander UK’s costs and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
If a ‘bail-in’ order were made under the Banking Act as amended by The Financial Services (Banking Reform) Act 2013 (see further ‘Regulation of Santander UK -
The Banking Act 2009’), such an order would be based on the principle that any creditors affected by the 'bail-in' order should receive no less favourable treatment than they would have received had the bank entered into insolvency immediately before the coming into effect of the bail-in power. The bail-in power includes the power to cancel or write-down (in whole or in part) certain liabilities or to modify the terms of certain contracts for the purposes of reducing or deferring the liabilities

Annual Report 2025	Santander UK plc	217

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Santander UK must comply with laws and regulations relating to anti-money laundering, anti-terrorism, anti-bribery and corruption, sanctions, fraud and preventing the facilitation of tax evasion. Failure to prevent, detect or deter any illegal or improper activities could have a material adverse effect on Santander UK’s operations, financial condition or prospects
Santander UK is required to comply with applicable laws and regulations relating to AML, CTF, anti-bribery and corruption, sanctions, preventing the facilitation of tax evasion, fraud and other laws and regulations in the jurisdictions in which Santander UK operates. These laws and regulations require Santander UK, among other things, to conduct customer due diligence (both generally during onboarding and on an ongoing basis, and specifically in respect of sanctions and Politically-
Exposed Person screening), to ensure customer and transaction information is appropriately recorded, monitored and kept up to date and to create, update and implement effective financial crime policies, standards and procedures detailing what is required from those responsible in order to counter financial crime risks and prevent the facilitation of bribery, tax evasion and fraud by its employees or associated persons. Santander UK's staff are obligated to report suspicious transactions and activity to the appropriate law enforcement agency. The policies and procedures require the implementation and embedding of effective controls and monitoring within the businesses of Santander UK, which in turn requires ongoing changes to systems, technology and operational activities.
Santander UK is also required to conduct financial crime training for its staff. Comprehensive and risk based financial crime training at a group-wide and business unit level is a key element of effective controls, with the FCA providing guidance on expectations within its Financial Crime Guide and the Joint Money Laundering
Steering Group (JMLSG) providing guidance on the practical interpretation of UK AML and CTF legislation. Financial crime is continually evolving, and this requires proactive and adaptable responses from Santander UK so that it is able to deter, detect and disrupt threats and criminality effectively. Even known threats can never be fully eliminated, and there may be instances where Santander UK could be used by other parties to engage in money laundering and other illegal or improper activities. Santander UK’s staff, whom Santander UK rely heavily upon to identify such activities and report them, have varying degrees of experience in recognising criminal tactics, making effective, bank-wide mandatory and specialist training provided by the Santander UK Economic Crime Academy more pertinent.
Where Santander UK outsources any of its customer due diligence or anti-financial crime operations, it remains responsible and accountable for full compliance and any breaches. If Santander UK is unable to apply the necessary scrutiny and oversight, or if such oversight proves insufficient to detect illegal or improper activities, there remains a risk of regulatory breach and this could have a material adverse effect on Santander UK's operations, financial condition and prospects.
Over the last decade, laws and regulations relating to financial crime have become increasingly complex and detailed and Santander UK expects this trend to continue. Consequently, financial crime risk has become the subject of enhanced regulatory scrutiny and supervision by regulators globally which continues to intensify. To manage regulatory scrutiny, Santander UK continues to improve its systems, adopt more sophisticated monitoring and enhance the skill set of its compliance personnel. Navigating the increasing complexity of financial crime regulation is a significant challenge, involving overlapping requirements between different legislation, and, in some instances, conflicts of laws. The divergence of policy approaches between the EU, UK and US in areas such as AML, and economic sanctions, such as the evolving financial and trade sanctions imposed on Russia and Belarus due to the war in Ukraine, the easing of sanctions on
Syria, the reimposition of sanctions against Iran by the UK and EU following the ‘snapback’ process as well as the wider geopolitical friction and escalations in
Iran, Israel and the Middle East, requires additional, immediate and longer-term sanctions risk management and compliance efforts for Santander UK. The scale of these sanctions is unprecedented, complex and poses operational and compliance risks to Santander UK. The EU, UK and US are expected to continue to use sanctions to pursue their foreign policy interests and objectives, and the imposition of new, additional, and/or enhanced sanctions, as well as the potential lifting of others, is and will remain unpredictable. Current sanctions and other measures, any new, additional, and/or enhanced sanctions, as well as the existing and potential further responses from Russia, Iran or other countries to such sanctions, tensions and military actions, have resulted in, and could continue to result in, an increasingly fragmented macroeconomic, trade and regulatory environment. The heightened regulatory, political and media focus on Santander UK's response to the war in Ukraine, the Israel-Hamas armed conflict or any other future regional conflicts and wars that have a global impact may also increase Santander UK's exposure to conduct and reputational risks. If Santander UK is unable to fully comply with applicable laws, regulations and expectations, its regulators and relevant law enforcement agencies have the ability and authority to pursue civil and criminal proceedings against it, to impose significant fines and other penalties on it. Any of these outcomes could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
UK AML and CTF legislation continues to evolve, including implementation of the ECCTA in 2024 which initiated reforms to Companies House, that targeted misuse of UK corporate structures, extended corporate criminal liability and introduced a new “failure to prevent” fraud offence. The Money Laundering and
Terrorist Financing (High-Risk Countries) (Amendment) Regulations 2024 have resulted in direct alignment of the UK’s list of High Risk Third Countries with the
“Jurisdictions subject to a Call for Action” and the “Jurisdictions under Increased Monitoring” lists published by the FATF. The Money Laundering and Terrorist
Financing (Amendment) Regulations 2023 (which came into force in January 2024) clarified the distinction between the treatment of domestic and foreign
Politically Exposed Persons. In September 2025, HMT launched a technical consultation on a draft Statutory Instrument to amend the MLRs, proposing changes to customer due diligence, pooled client accounts, the definition of ‘High Risk Third Country’, and the strengthening of supervisory information sharing. Changes remain subject to finalisation and parliamentary time. The final instrument is expected to be laid in early 2026. While legislative changes can offer opportunities to increase effectiveness and efficiency in the overall anti-financial crime system, there are also risks of divergence from Banco Santander group, and imposition of additional legislative and regulatory requirements via Banco Santander SA and the EU. Significant change could adversely impact Santander UK’s business by increasing its operational and compliance costs and reducing the value of its assets and operations, which would in turn have a material adverse effect on
Santander UK’s operations, financial condition and prospects.
Santander UK has also prepared for the new Failure to Prevent Fraud offence, which came into force on 1 September 2025 as part of the Economic Crime and
Corporate Transparency Act 2023. This will see large companies prosecuted if an “associated person” (including employees, agents, and subsidiaries) commits a fraud that benefits the organisation, and the organisation did not have reasonable fraud prevention procedures in place. Such reasonable fraud prevention procedures include establishing and maintaining top-level commitment, conducting risk assessments, implementing proportionate and risk-based fraud prevention procedures, performing due diligence, ensuring organisation-wide communication, and undertaking ongoing monitoring and review. The potential penalty for a

Annual Report 2025	Santander UK plc	218

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

breach of this offence for the company is an unlimited fine. This legal framework follows a similar legal framework already in place for corporate offences in relation to facilitation of bribery and tax evasion.
See ‘Santander UK is subject to substantial and evolving regulation and governmental oversight: Financial Crime’ for further detail on potential changes to the
UK’s anti-money laundering and counter-terrorist financing (AML/CTF) regulatory framework.
Santander UK has been, and may in the future be, subject to negative coverage in the media about Santander UK or Santander UK's clients, including with respect to alleged conduct such as failure to detect and/or prevent any financial crime activities or comply with financial crime compliance regulations. Negative media coverage of this type about Santander UK, whether it has merit or not, could materially and adversely affect Santander UK’s reputation and perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on
Santander UK’s operating results, financial condition and prospects as well as damage its customers’ and investors’ confidence and the market price of Santander
UK’s securities.
At an operational level, geopolitical, economic, social and technological changes can provide opportunities to financial criminals and alter the risks posed to banks.
For example, war, bribery and corruption can be linked. Military resources can be illegally appropriated and sold, increasing illicit finance flows, and as a result those benefiting from conflict may use bribery, corruption and coercion to gain access to the financial system. Effective intelligence and monitoring systems within strengthened public/private partnerships supported by improved national capabilities to share knowledge on emerging risks and information pre-suspicion are required to help manage these risks. However, there can be no guarantee that any intelligence shared by public authorities or other financial institutions will be accurate or effective in helping Santander UK to combat financial crime, and if, despite such efforts, Santander UK fails to combat financial crime effectively then this could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK requires relevant counterparties to maintain and properly apply their own appropriate anti-financial crime procedures to reduce the risk of being used as a conduit for money laundering without its knowledge. In addition, for certain relevant counterparties’ Santander UK reviews the suitability of their internal policies and procedures with respect to such matters (for example, under its correspondent banking relationships). There are risks that third parties, such as suppliers and those considered ‘associated parties’ because they provide a service for or on behalf of Santander UK, could be involved in financial crime. If
Santander UK is associated with, or even accused of being associated with, financial crime (or a business involved in financial crime), its reputation could suffer and it could become subject to civil or criminal proceedings that could result in penalties, sanctions and legal enforcement (including being added to 'black lists'
that would prohibit certain parties from engaging in transactions with it), any one of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is subject to tax-related risks
Santander UK is subject to the substance and interpretation of tax laws and is subject to routine review and audit by tax authorities in relation thereto. Santander
UK’s interpretation or application of these tax laws may differ from those of the relevant tax authorities. While Santander UK provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities, the amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. In general, changes to tax laws and tax rates, including as a result of policy changes by governments and/or regulators, and penalties for failing to comply with such changes, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. Some of these changes may be specific to the banking/financial services sectors and therefore result in Santander UK incurring an additional tax burden when compared to other industry sectors.
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
–Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HMT, HM Revenue & Customs (HMRC),
the CMA, the Information Commissioner’s Office, the FOS, the PSR, the SFO, the National Crime Agency (NCA), the Office of Financial Sanctions
Implementation (OFSI) or the courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion. Changes in policy, laws and regulations including in relation to SME dispute resolution and liability for APP fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
–An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases. The UK has seen a sharp increase in recent years in the number of class action claims being issued in the Competition Appeals Tribunal on this basis. The tribunal has granted certification for most cases that have reached the certification hearing stage to date, including cases that have presented novel competition law theories of harm.
–The alleged historical or current mis-selling of, or misconduct in relation to, financial products, including the alleged mis-selling of Payment Protection Insurance, the alleged overcharging of interest, or alleged misconduct as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of complaints to FOS and/or civil litigation (including claims management company driven legal or complaints campaigns)(see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). Such matters have given rise to and may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may have a material adverse effect on Santander UK’s operations, require additional provisions to be recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products. For example, related to a recent judgment of the Supreme Court of the United Kingdom (to which Santander UK was not a party), the FCA consulted on an industry-wide redress scheme regarding motor finance commission arrangements. It is unclear whether a redress scheme will mitigate the risk of future complaints and / or civil litigation arising in the motor finance context and from the Supreme Court’s judgment. In the interim there is an increased risk of complaints and / or civil litigation emerging from the
Supreme Court judgment.

Annual Report 2025	Santander UK plc	219

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
–Santander UK is (and will continue from time to time to be) subject to certain legal or regulatory investigations, inquiries and proceedings, both civil and criminal including in connection with Santander UK’s lending and payment activities, treatment of customers, relationships with Santander UK’s employees, financial crime, and other commercial or tax matters (see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). These may be brought against Santander UK under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the US, in circumstances where overseas regulators and authorities may have jurisdiction by virtue of its activities or operations.
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
–The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16
December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice
Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses
as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the
UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK entity by a designated consumer body under the Designated Consumer Bodies Order, any response published, or action taken by the FCA could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) potential for the development of a voluntary dispute resolution service to oversee the resolution of complaints from SMEs that are outside the FOS’
jurisdiction; (vi) introduction of a voluntary code to enhance protection for customers who are victims of APP fraud; and (vii) high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
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
Any failure to effectively apply, consistently monitor and refine Santander UK’s credit risk management systems may result in an increase in the level of non-
performing loans and higher losses than expected, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK‘s business is subject to risks related to data and adverse impacts on operations if data management policies and procedures are not sufficiently robust
Santander UK's operations rely on the effective use of data to manage and grow its business and deliver the overall strategy. Santander UK uses data to serve its customers, satisfy its regulatory requirements and run its operations. If Santander UK's data is not accurate and timely, this could impact its ability to serve customers, operate with resiliency or meet regulatory requirements. From a business perspective, accurate and detailed customer data is critical for delivering customer expectations in terms of new and improved products and services. Lack of good quality data could also result in competitive disadvantages by increasing costs in terms of manual interventions, adjustments, and reconciliations. Investment is being made in data tools and in maturing a strong data culture across the organisation to address some of the data challenges and prepare a strong foundation for the future. Any such failure to effectively use data or maintain effective data management policy and procedures could have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2025	Santander UK plc	220

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Santander UK’s business is subject to risks related to cybersecurity
Santander UK’s systems, software and networks may be vulnerable to unauthorised access, misuse, computer viruses or other malicious code and other events that could have a security impact. The interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm, and therefore have a material adverse impact on Santander UK’s operations, financial condition and prospects.
In particular, in recent years the computer systems of companies and organisations have been targeted by cyber criminals, activists and nation-state-sponsored groups. Like other financial institutions, Santander UK manages and holds confidential personal information of customers in the conduct of its banking operations, as well as a large number of assets. Consequently, Santander UK has been, and continues to be, subject to a range of cybersecurity threats, such as ransomware, malware via the supply chain, phishing and denial of service.
Cybersecurity incidents could result in the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets
(including cash). In addition, cybersecurity incidents could give rise to the disablement of Santander UK’s digital systems used to service its customers. Any material disruption or degradation of Santander UK’s systems, software or networks could cause information, including data related to customer requests, to be lost or to be delivered to Santander UK’s clients with delays or errors, which could reduce demand for Santander UK’s services and products. As attempted attacks continue to evolve in both scope and sophistication, Santander UK may incur significant costs to modify or enhance its protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating any cybersecurity incidents to its customers. If Santander UK fails to effectively manage its cybersecurity risk, by, for example, failing to adhere to its cybersecurity policies, procedures or controls, the impact could be significant and may include harm to Santander UK reputation and make Santander UK liable for the payment of customer compensation, regulatory penalties and fines.
Factors such as failing to apply critical security patches from its technology providers, to manage out obsolete technology or to update Santander UK’s processes in response to new threats could also give rise to these consequences, which, if they occur, could have a material adverse effect on Santander UK’s operations, financial condition and prospects. This might also include significant increases in the premiums paid on cyber insurance policies or changes to policy limits and cover.
In addition, Santander UK may also be affected by cybersecurity incidents against national critical infrastructures in the UK or elsewhere, for example, the telecommunications network or cloud computing service providers used by Santander UK. In common with other financial institutions, Santander UK is dependent on such networks to provide digital banking services to its customers, connect its systems to suppliers and counterparties, and allow its staff to work remotely. Any cybersecurity incidents against these networks could negatively affect its ability to service its customers. As Santander UK does not operate these networks it has limited ability to protect Santander UK’s business from the adverse effects of cybersecurity incidents against it or against its counterparties and key national and financial market infrastructure. Further, the domestic and global financial services industry, including key financial market infrastructure, may be the target of cybersecurity disruption and attack by cyber criminals, activists or geopolitical activists looking to cause economic instability.
Further, the risk of cyberattacks on companies and institutions could increase as a result of geopolitical turmoil. For example, Santander UK has faced a heightened risk of cyberattacks as a result of Russia’s military action against Ukraine; and the Israel-Hamas armed conflict and this risk may be further increased by other future regional conflicts and wars that have a global impact serve to further heighten such risk. Such attacks could adversely affect Santander UK's ability to maintain or enhance its cybersecurity and data protection measures. Santander UK continues to see increasing ransomware attacks across sectors driven by supply chain tool compromises, among other factors, and expect this trend to continue.
Santander UK’s business is subject to risks related to the developing fields of artificial intelligence and machine learning
Artificial intelligence (AI) developments in the banking industry will test Santander UK's preparedness to safely manage and respond to the evolution of AI and machine learning given the velocity, pace and scale of change. This includes the identification of potential use cases for responsible adoption of AI and machine learning in Santander UK’s own operations, as well as managing the threats that third party use of AI may pose. The risks caused by AI include, among others, data poisoning, potential bias, discrimination, misuse and increased exposure to cybersecurity, legal liability and fraud risk. Increased availability of AI malware technologies may also increase the sophistication and frequency of opportunistic attacks. Santander UK has a planned phase approach to AI over a three-year period and, to support that, it is improving data quality to enable model development. However, any failure to evaluate, actively manage and closely monitor risk during all phases of the development and implementation of AI into Santander UK’s operations could introduce new vulnerabilities and security flaws and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK is exposed to risk from potential non-compliance with regulations, policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud
Santander UK is exposed to risk from potential non-compliance with policies, employee misconduct, human error, negligence and deliberate acts of harm or dishonesty, including fraud. It is not always possible to deter or prevent employee misconduct or non-compliance with policies and such errors, acts, omissions and failures and the precautions Santander UK takes to detect and prevent this activity may not always be effective due to employee misconduct and circumvention of controls. Any instances could result in regulatory sanctions and cause reputational or financial harm and therefore have a material adverse effect on Santander UK’s operations, financial condition and prospects.

Annual Report 2025	Santander UK plc	221

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects
Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems, software and networks and on its ability to upgrade, evolve and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its customers, businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly reviewed with a view to retain competitive advantage and to ensure that resilience remains within acceptable levels. Conversely any failure to effectively improve, evolve, expand or upgrade its information technology systems, software infrastructure and networks or information technology infrastructure in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects, and could cause reputational damage to Santander
UK.
From time-to-time Santander UK is required to migrate information relating to its customers to new information technology systems. Any failure to manage such migration effectively and efficiently could have a negative impact on Santander UK’s ability to provide services to its customers and could cause financial and reputational damage to Santander UK, along with regulatory scrutiny and potential enforcement action.
Santander UK expects changes to its programmes of systems to have an impact on its risk profile, from a technology, environmental, social and corporate governance and regulatory perspective. Whether it is the opportunities from adoption of cloud technology, systems to support important regulatory initiatives, or the desire to identify, prioritise and remove obsolete systems from operations, the operational risk associated with changes to programmes of systems is likely to increase and this will therefore remain an area of key focus in Santander UK’s risk management. While internal controls aim to reduce the risk to acceptable levels, there can be no assurance that Santander UK will not suffer material losses from such operational risks in the future, which could have a material adverse impact on Santander UK’s operations, financial condition and prospects.
Santander UK may be exposed to unidentified or unanticipated risks despite its risk management policies, procedures and methods and may be exposed to risk related to errors in Santander UK’s risk modelling
The management of risk is an integral part of Santander UK’s activities. Santander UK seeks to monitor and manage its risk exposure through a variety of risk reporting systems. For a further description of Santander UK's risk management framework see the ‘Risk review’. While Santander UK employs a broad and diversified set of risk monitoring and risk mitigation techniques and strategies, they may not be fully effective in mitigating Santander UK’s risk exposure in all economic market environments or against all types of risk, including risks that Santander UK fails to identify or anticipate.
Some of Santander UK’s tools and metrics for managing risk are based upon its use of observed historical market behaviour. Santander UK applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors Santander UK did not anticipate or correctly evaluate in its statistical models. This would limit its ability to manage its risks. Santander UK’s losses thus could be significantly greater than the historical measures indicate. In addition, Santander UK’s quantified modelling does not take all risks into account. Santander UK’s more qualitative approach to managing those risks could prove insufficient, exposing it to material, unanticipated losses. Santander UK could face adverse consequences as a result of decisions, which may lead to actions by management based on models that include errors or are otherwise inadequately developed, implemented or used, or as a result of the modelled outcome being misunderstood. If existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with Santander UK. These occurrences could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on third parties for important infrastructure support, products and services
Third-party providers provide key components of Santander UK’s business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third-party providers is a source of operational risk, including with respect to security breaches affecting Santander UK's third parties and other parties that interact with these providers. As the use and depth of Santander UK’s relationship with third parties increases, including the use of AI and cloud-based services, Santander UK increasingly faces the risk of operational failure with respect to its systems. Santander UK may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. In addition, any problems caused by these third parties, including as a result of them not providing Santander UK their services for any reason, or performing their services poorly, could adversely affect Santander UK’s ability to deliver products and services to customers and otherwise conduct its business, which could lead to reputational damage, litigation and regulatory investigations and intervention. Replacing these third-party vendors or affiliates could also entail significant delays and expense. Further, the operational and regulatory risk Santander UK faces as a result of these arrangements may be increased to the extent that it restructures such arrangements. Any restructuring could involve significant expense to Santander UK and entail significant delivery and execution risk which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Santander UK relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Santander UK’s ability to attract, develop, and retain appropriately skilled and experienced personnel is critical to the successful delivery of its strategy.
The financial services sector continues to experience strong competition for talent, particularly in specialist areas such as data, technology, and digital. This competition, together with planned business transformations, increases the risk that Santander UK may be unable to secure or retain the skills of its personnel required to deliver its business objectives. Furthermore, individuals with these qualities are very sought after by all organisations, not just the banking industry, and
Santander UK’s ability to attract and hire this talent will determine how quickly the bank is able to respond to technological change.
If Santander UK fails or is unable to attract, develop, motivate, and retain qualified professionals, this could have a material adverse effect on Santander UK’s operations, financial condition, and prospects.
In addition, the financial services industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on Santander UK’s ability to hire or retain the most qualified employees.

Annual Report 2025	Santander UK plc	222

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial reporting risk
Santander UK’s financial statements are based in part on judgements and accounting estimates which, if inaccurate, could cause material misstatement of Santander UK’s future financial results and financial condition
The preparation of Santander UK's consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management has considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
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
and financial condition.

Annual Report 2025	Santander UK plc	223

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Regulation of the Santander UK group
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK and in each other location in which Santander UK operates. An intensive approach to supervision is maintained in the UK by the PRA and the FCA. As well as being subject to
UK regulation, as a result of forming part of the Banco Santander group, Santander UK is also affected by other regulators, such as the Banco de España and the
ECB, as well as various legal and regulatory regimes (including in the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions. In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK government has a direct financial interest is likely to continue.
Approach of the FCA
As per FSMA, the FCA's strategic objective is to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers, to protect and enhance the integrity of the UK financial system; and to promote effective competition in the interests of consumers. Following the entry into force of FSMA 2023, the FCA also has a secondary competitiveness and growth objective, to facilitate the international competitiveness and medium- to long-term growth of the UK economy.
The FCA Handbook sets out rules and guidance across a range of issues with which financial institutions are required to comply, including high level principles of business and detailed conduct of business standards and reporting standards.
Approach of the PRA
As per FSMA, the PRA's general objective is to promote the safety and soundness of the firms which it regulates (with respect to insurers, the PRA also has a second objective of contributing to the securing of an appropriate degree of protection for policyholders). The PRA also has a secondary objective to facilitate effective competition in the markets for services provided by PRA authorised firms and, following the entry into force of FSMA 2023, is subject to the same secondary competitiveness and growth objective as the FCA.
The PRA Rulebook includes rules relating to capital adequacy and liquidity, among several other things.
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
The Banking Act 2009
The special resolution regime set out in the Banking Act 2009 provides HMT, the BoE, the PRA and the FCA with a variety of powers for dealing with UK deposit taking institutions (and, in certain circumstances, their holding companies) that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a bridge bank. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
The Financial Services (Banking Reform) Act 2013 further amended the Banking Act 2009 to introduce a UK ‘bail-in power’ to implement the EU’s Bank Recovery and Resolution Directive (BRRD), which contains a bail-in power similar to that contained in the Banking Act 2009 and requires EU Member States to provide resolution authorities with the power to write-down the claims of unsecured creditors of a failing institution and to convert unsecured claims to equity (subject to certain parameters). The UK bail-in power is an additional power available to the UK resolution authorities under the special resolution regime provided for in the
Banking Act 2009. This enables them to recapitalise a failing institution by allocating losses to such institution’s shareholders and unsecured creditors, subject to the rights of such shareholders and unsecured creditors to be compensated under a bail-in compensation order.
The Bank Resolution (Recapitalisation) Act 2025, which received royal assent on 15 May 2025, amends FSMA 2000 to empower the BoE to require the FSCS to make “recapitalisation payments” to the BoE or another person when stabilisation powers are used to achieve a sale or a bridge bank transfer. The PRA published implementing rules in PS 13/25 on 16 July 2025 and consulted on its depositor protection regime in CP 4/25 on 31 March 2025, with final rules published in PS
24/25 on 18 November 2025 which, among other things, increased the deposit protection limit to £120,000.
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
Payments
Santander UK has observed a number of key decisions shaping the future of payments regulation and infrastructure in the UK. Santander UK has also been required to implement a number of critical systems changes to comply with updates to UK payments regulation in 2025.
In November 2025, HMT, the FCA, the BoE, and the PSR published The Future of Retail Payments Infrastructure, outlining five strategic outcomes for the future of the UK’s payments landscape. This will be followed by the Payments Forward Plan, which will set out a comprehensive and sequenced roadmap for industry-
wide payments initiatives.
Santander UK also expects significant developments across the UK’s core payments architecture, including systems upgrades of the high-value Clearing House
Automated Payment System (CHAPS); the potential introduction of a UK central bank digital currency or similar systems; and further evolution of Open Banking payments and other low-value retail payment schemes.

Annual Report 2025	Santander UK plc	224

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Financial Crime
Santander UK is subject to all relevant UK legal and regulatory obligations relating to financial crime. Although the UK is no longer obliged to follow EU obligations and regulations following Britain’s exit from the EU, as a wholly owned subsidiary of an EU headquartered bank, Santander UK is subject to Santander Group policies which incorporate EU and relevant US legal and regulatory obligations.
In the UK, Santander UK is subject to the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs)(as
amended). Recent amendments clarified the distinction between the treatment of domestic and foreign Politically Exposed Persons (PEPs), and replaced the
UK’s list of high-risk third countries with a definition that implements and is updated automatically with reference to the FATF's list of High-Risk Jurisdictions subject to a Call for Action and Jurisdictions under Increased Monitoring. Santander UK is also subject to the Sanctions and Anti-Money Laundering Act 2018 as the
primary legislation in place to establish autonomous sanctions regimes. The UK has several autonomous sanctions regimes Santander UK is required to comply with, primarily to comply with UN Security Council Resolutions and UK led policy objectives.
Future reform to the MLRs is also on the horizon, following HMT consultation in 2024. It focused on four core themes: making customer due diligence more proportionate and effective; strengthening system coordination; providing clarity on scope of the MLRs; and reforming registration requirements for the trust register service. In September 2025 HMT published its response and launched a technical consultation on a draft Statutory Instrument. This includes changes to customer due diligence, requirements for pooled client accounts, refinement of the definition of ‘High Risk Third Country’ and enhanced supervisory information sharing. Changes remain subject to finalisation and parliamentary time.
Broader reform of the UK’s AML supervisory regime is forthcoming, which should make the FCA the single body responsible for all AML and CTF supervision for the legal and accountancy sectors, trust and company service providers, and potentially others. This will not directly affect Santander UK as it is already supervised by the FCA, though if the desired outcome of improved AML supervision elsewhere materialises, this should bring indirect benefits to Santander UK.
The Public Authorities (Fraud, Error & Recovery) Bill received Royal Assent on 2 December 2025 and presents significant implications for the bank's financial crime obligations. The Department for Work & Pensions (DWP) is consulting with the financial services industry on the Codes of Practice set to accompany the legislation. Most notably, DWP will gain powers to compel banks to provide certain account and other information in support of benefit fraud investigations.
The Economic Crime and Corporate Transparency Act (ECCTA) has initiated reforms to Companies House to combat misuse of UK corporate structures. This includes the phased introduction of mandatory Companies House identity-verification requirements for Directors and Persons with Significant Control from 18
November 2025. ECCTA also introduced a "failure to prevent fraud" offence, which came into force on 1 September 2025. This offence has extra-territorial reach, similar to the two existing "failure to prevent" offences of bribery, and the facilitation of tax evasion. The new offence carries an unlimited fine. To avoid liability, organisations must ensure they have ‘reasonable prevention procedures’ to prevent fraud in place, informed by six principles, including senior-level responsibility, risk assessment and due diligence. This aligns with the legislative framework of the two other "failure to prevent" offences.
In November 2024, the FCA published a policy statement on updates to its Financial Crime Guide (FCG), aiming to clarify its expectations for firms’ financial crime controls (such as firms ensuring consistency with their Consumer Duty obligations) and to provide updated guidance on emerging risks including in relation to sanctions compliance, proliferation finance and transaction monitoring. In July 2025, the FCA published updates to their guidance on the treatment of PEPs, clarifying aspects of the PEP definition, risk-based due diligence, and customer approval expectations.
The UK published its fourth National Risk Assessment (NRA) of Money Laundering and Terrorist Financing in July 2025. In parallel, the NCA and FCA announced nine economic crime system priorities for the UK’s regulated sector, including cash-based money-laundering, the exploitation of money mules, and fraud associated with overseas jurisdictions. These are aligned with the NRA, and were collaboratively developed by the NCA, FCA, Home Office, HMT, UK Finance and industry, including Santander UK.
In December 2025, the UK Government published the UK Anti-Corruption Strategy 2025, detailing its three-pillar approach to tackling corruption: (i) corrupt actors,
(ii) tackling UK vulnerabilities, and (iii) global resilience. Proposals include the aforementioned reform of the UK's AML supervisory regime. The UK Government will also consult on whether to amend the UK’s AML regulations in relation to emerging risks and the existing whistleblowing framework.
Recent years have seen sustained regulatory activity and significant legislative changes to the UK’s financial-crime framework, a trend expected to continue through 2026. In addition, further commitments can be expected from a variety of initiatives, including government publications such as the Fraud Strategy, any legislative or policy measures introduced ahead of the UK’s next FATF Mutual Evaluation and outcomes following international Summits on Fraud (16-17 March
2026) and Countering Illicit Finance (23-24 June 2026).
Consumer Duty
The FCA’s Consumer Duty has been fully in force for all products and services since 31 July 2024. The Consumer Duty aims to enhance and improve consumer protections, requiring firms to deliver good outcomes for customers and to consider the needs, characteristics and objectives of the customer and how they behave at every stage of the customer journey in order to deliver good outcomes. Firms need to consider and navigate updated guidance and expectations as the
FCA continues to gain insights on firms' implementation of the Consumer Duty.
In September 2025, the FCA published a letter to the Chancellor of Exchequer, setting out the FCA’s four-point action plan to reduce the burden of the Consumer
Duty on wholesale firms. The plan includes an FCA consultation in the first half of 2026 on changes to the application and requirements of the Consumer Duty.
The FCA also shared a new webpage on its Consumer Duty focus areas for 2025/2026, setting out its priorities for reform.
In July 2025, the FCA published a Policy Statement (PS25/11) which implements the first outcomes of its Mortgage Rule Review to simplify rules and increase flexibility for firms, while maintaining protections under the Consumer Duty and making it easier for consumers to manage their mortgages. The FCA has also removed two pieces of non-Handbook guidance that are no longer necessary in light of the new rules: FG13/7 (Dealing fairly with interest-only mortgage customers who risk being unable to repay their loan); and FG24/2 (Guidance for firms supporting their existing mortgage borrowers impacted by the rising cost of living). The amended rules and guidance are set out in the Mortgage Rule Review (Execution-Only, Affordability and Expired Terms) Instrument 2025 (FCA
2025/34), which came into force immediately. Firms are permitted, but not required, to adopt the new rules which provide them with more flexibility.

Annual Report 2025	Santander UK plc	225

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
of laws and regulations in their home jurisdiction.

Annual Report 2025	Santander UK plc	226

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Board of Directors
1 Tom Scholar
Chair
Appointed on 18 July 2025 (Board Chair), previously Independent Non-Executive Director from 16 May 2025.
Skills and experience
Tom is a former civil servant and held the position of Permanent Secretary to the Treasury from 2016 to 2022. During his earlier civil service career he was the
UK’s Executive Director at the International Monetary Fund and the World Bank from 2001 to 2007, Chief of Staff to the Prime Minister from 2007 to 2008,
Managing Director and then Second Permanent Secretary to the Treasury leading the department’s work on financial stability and international issues from 2008 to 2013, and senior adviser to the Prime Minister on European and global economic issues, and the UK's G7, G20 and EU Sherpa, from 2013 to 2016.
Other principal appointments
Chair of the Board of Santander UK Group Holdings plc*. Chair of Nomura International plc, Nomura Bank International plc and Nomura Europe Holdings plc.
Board Committee memberships
Board Nomination & Governance Committee (Chair).
2 Mahesh Aditya
Executive Director and Chief Executive Officer
Appointed Chief Executive Officer on 1 March 2026.
Skills and experience
Mahesh joined the Banco Santander group in 2017 as Chief Operating Officer of Santander Holdings USA, Inc and took the position of US Chief Risk Officer in
2018 until 2019 when he became Santander Consumer USA CEO, holding that position until 2023. He has been Santander's Group Chief Risk Officer since
2023. Mahesh has over 30 years' experience in financial services with a particular focus on international markets Risk Management. He specialises in building organisations, establishing control processes, project management and managing through a variety of regulatory environments.
Other principal appointments
Chief Executive Officer and Executive Director of Santander UK Group Holdings plc*.
3 Angel Santodomingo
Executive Director and Chief Financial Officer
Appointed Chief Financial Officer on 5 March 2024.
Skills and experience
Angel joined the Banco Santander group in 2005 as Head of International Development and Asset Management and subsequently became Head of Investor
Relations. In 2014, he moved to Brazil and became CFO and Investor Relations Officer of Banco Santander Brazil, a role he held for nine years as well as Board
Director. In 2023, Angel returned to Spain, becoming Group Head of Strategy and Chief of Staff to the Executive Chair, working directly for the Banco Santander
Group Executive Chair. He has also been Board Director of several companies, CFA Spain President and author of a series of books and articles about Markets,
Finance Analysis and Equity Valuation. He has a Bachelor’s degree in Economics & Finance and is a Chartered Financial Analyst (CFA).
Other principal appointments
Chief Financial Officer and Executive Director of Santander UK Group Holdings plc*.

Annual Report 2025	Santander UK plc	227

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

4 Pedro Castro e Almeida
Banco Santander Nominated Non-Executive Director
Appointed on 1 September 2023.
Skills and experience
Pedro joined Santander Portugal in 1993, holding senior roles in various areas. From 2007 to 2009, he was a member of the boards of Banco Santander Totta and Banco Santander de Negócios Portugal. Since 2009, Pedro has been a member of the Banco Santander (Portugal) Executive Committee, and has been a member of its Board since 2010. In January 2019, he was appointed CEO of Banco Santander (Portugal) and Vice Chairman of its Board. He also assumed the role of Santander Regional Head of Europe from September 2023 until 31 January 2025. Pedro holds a degree in Business Management from ISEG and has studied at business schools in Europe and the US, namely INSEAD, Harvard Business School and Kellogg School of Management.
Other principal appointments
Non-Executive Director of Santander UK Group Holdings plc*. Director of PagoNxt SL*.
5 Lisa Fretwell
Independent Non-Executive Director and Employee Designated Director
Appointed Independent Non-Executive Director on 1 January 2022 and Designated NED chosen to represent the views of the workforce on 1 March 2023.
Skills and experience
Lisa has 25 years’ experience within the financial services, technology, retail, and manufacturing industries in both business and consulting roles. She holds a first-
class honours degree in Chemical engineering from the University of Birmingham and an MBA from Cranfield Business School. She was awarded Business
Leader of the Year by Women in Credit in 2020. Lisa joined Santander from Experian, where she was Managing Director of Experian UK’s Data Business from
2019 - 2021. Prior to this, she held various senior roles at Cisco for over 10 years, including Vice President of Software and Operations and Managing Director of
Consulting Services and Internet Business Solutions. Lisa also held roles at Capgemini and Procter & Gamble before joining Cisco.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director at Restore plc, Member of the Council at the University of
Birmingham and Senior Advisor to Tresmares Capital.
Board Committee memberships
Board Audit Committee, Board Responsible Banking Committee, and Board Remuneration Committee.
6 David Gledhill
Independent Non-Executive Director
Appointed on 1 September 2024.
Skills and experience
David has significant experience in the financial services industry, in retail banking and digital transformation. He has held various senior leadership roles, including
Group Chief Information Officer and Head of Technology and Operations at DBS Bank in Singapore, spending over a decade in that role.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director of Singapore Airlines.
Board Committee memberships
Board Responsible Banking Committee, Board Audit Committee, Board Risk Committee, Board Remuneration Committee and Board Special Projects
Committee.

Annual Report 2025	Santander UK plc	228

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

7 Michelle Hinchliffe
Independent Non-Executive Director and Whistleblowers' Champion
Appointed on 1 June 2023.
Skills and experience
Michelle has over 35 years’ experience in financial services both in the UK and internationally, with a particular focus on Banking and Capital Markets. Until 2022, she was Lead Partner at KPMG with responsibilities for a range of financial institution clients, reporting under both IFRS and US GAAP. Over the course of her career, she has been Lead Partner for Barclays, ANZ, Standard Chartered Bank, HSBC Investment Banking & Markets and Citigroup UK. Michelle qualifies as the
Board Audit Committee financial expert as defined in item 16A of Form 20-F.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director of BHP Group Limited and Macquarie Group Limited. Member
of the Institute of Chartered Accountants in England and Wales. Member of Chartered Accountants Australia and New Zealand. Chair of Institute of Chartered
Accountants in England and Wales Australasia Strategy Advisory Group.
Board Committee memberships
Board Audit Committee (Chair), Board Risk Committee, Board Nomination & Governance Committee and Board Special Projects Committee.
8 Mark Lewis
Independent Non-Executive Director
–Appointed on 16 December 2020.
Skills and experience
Mark brings a track record of digital transformation and growth across multiple consumer businesses and sectors. He was CEO of Moneysupermarket Group plc, operating regulated marketplaces across financial services, travel and home services. Prior to this, Mark sat on the John Lewis Management Board as Retail
Director, responsible for sales and operations across 48 UK department stores and online channels serving 37 countries. He previously served as Managing
Director of eBay UK and CEO of Collect+.
Other principal appointments
–Independent Non-Executive Director of Santander UK Group Holdings plc*. Group Chairman of Iamproperty, Non-Executive Director of Sambla Group, and
Non-Executive Director of Santander Consumer (UK) plc*.
Board Committee memberships
Board Remuneration Committee (Chair), Board Responsible Banking Committee, Board Risk Committee, Board Nomination & Governance Committee and
Board Special Projects Committee.
9 The Rt Hon. the Baroness Morgan of Cotes (Nicola (Nicky) Morgan)
Independent Non-Executive Director, Senior Independent Director, and Consumer Duty Champion
–Appointed on 10 August 2021. She was appointed Senior Independent Director on 20 February 2025.
Skills and experience
Nicky is a former MP, Cabinet Minister and Chair of the House of Commons Treasury Committee and is now a member of the House of the Lords. She is a qualified solicitor by background and before being elected to Parliament spent 16 years with City law firms, focused on mergers and acquisitions and advisory work. Nicky possesses significant experience as a senior leader of high-profile large organisations, responsible for setting and overseeing implementation of strategy and communicating the organisation’s narrative and capabilities. She brings a wealth of experience from both a public and private perspective of the financial services sector, communications and media, and digital & technology.
Other principal appointments
–Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director of the Financial Services Compensation Scheme, Chair of
the Careers & Enterprise Company, and Chair of the Council of the Advertising Standards Authority (ASA) Limited.
Board Committee memberships
Board Responsible Banking Committee (Chair), Board Special Projects Committee (Chair), Board Risk Committee and Board Nomination & Governance
Committee.

Annual Report 2025	Santander UK plc	229

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

10 David Oldfield
Independent Non-Executive Director
Appointed on 1 December 2024.
Skills and experience
David retired from Lloyds Banking Group (LBG) in 2023 after nearly 40 years with them, having joined on the graduate training scheme. He brings a diverse set of retail banking, commercial banking and operational / technology leadership experiences. In the period 2014 to 2023, as a member of LBG's Group Executive
Committee, David was CEO Retail Banking & Consumer Finance, CEO Commercial Banking and then most latterly Group Chief Operating Officer responsible for technology, data, strategic transformation, IT security and 3rd party procurement and supplier management.
David had a variety of leadership roles across all areas of LBG including in Technology, Procurement, Strategy, programme and integration delivery, SME & Mid
Markets Banking and Offshore banking. Over the years David chaired multiple legal entities for LBG both in the UK and internationally and, outside of the Group, was a Non-Executive Director for Motability Operations Group Plc, Chair Cardnet Merchant Services Limited, and Chair of the Wellbeing leadership team for
Business in The Community (BiTC). As LBG's Executive sponsor for disability for 14 years David was awarded a lifetime achievement award in 2023 from the
Business Disability Forum, a leading business membership organisation in disability inclusion. He received an OBE in His Majesty's New Year Honours list in 2025 for services to workplace mental health and wellbeing, as well as services to disability.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*.
Board Committee memberships
Board Risk Committee (Chair), Board Audit Committee, Board Remuneration Committee, Board Nomination & Governance Committee and Board Special
Projects Committee.
11 José María Roldán
Independent Non-Executive Director
Appointed on 1 June 2023.
Skills and experience
José María has extensive depth of knowledge and expertise in banking supervision, financial stability and public policy with over 25 years’ experience in the financial sector in Europe. He was Chairman and CEO of the Spanish Banking Association (2014-2022) and spent 13 years as Director-General at the Banking
Regulation and Financial Stability department of the Bank of Spain, and member of its Executive Board. During his tenure in office at the Bank of Spain, he was part of the Basel Committee on Banking Supervision. He also previously served as Board Member and Vice President of the European Banking Federation.
José María founded and Chaired the Committee of European Banking Supervisors (CEBS) (the forerunner of the European Banking Authority (EBA)); was
President of the Financial Action Task Force on Money Laundering (FATF) and chaired the former Banking Advisory Committee of the EU.
Other principal appointments
Independent Non-Executive Director of Santander UK Group Holdings plc*. Non-Executive Director and Chair of Cater Allen Limited*. Independent Non-Executive
Director of EBN Banco de Negocios SA*.
Board Committee memberships
Board Risk Committee, Board Remuneration Committee and Board Responsible Banking Committee.
12 Pamela Walkden
Banco Santander Nominated Non-Executive Director
Appointed on 1 October 2021.
Skills and experience
Pamela has served in a number of senior management positions at Standard Chartered Bank, including as Group Head of Human Resources, Chief Risk
Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of Corporate
Affairs and Group Manager of Investor Relations. In addition, she served as an independent member of the UK Prudential Regulation Authority (PRA)
Regulatory Reform Panel, as a member of the European Banking Authority Stakeholder Group, and was a lay member of the Welfare and Ethics Committee of the Royal Veterinary College.
Other principal appointments
–Non-Executive Director of Santander UK Group Holdings plc*. Independent Non-Executive Director and Chair of the Risk Supervision, Regulation and
Compliance Committee in Banco Santander SA*.
Board Committee memberships
Board Nomination & Governance Committee.
* Part of the Banco Santander group.

Annual Report 2025	Santander UK plc	230

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
Under the NYSE corporate governance standards, independent Directors must comprise a majority of the Board. As at 31 December 2025, our Board was comprised of a Chair (who is also a Non-Executive Director), three Executive Directors and nine Non-Executive Directors. The Chair, Tom Scholar, and seven of the other Non-Executive Directors, (Lisa Fretwell, Michelle Hinchliffe, Mark Lewis, Nicky Morgan, José María Roldán, David Gledhill and David Oldfield), were independent as defined in the NYSE corporate governance standards. The other two Non-Executive Directors (Pedro Castro e Almeida and Pamela Walkden)
were not independent according to NYSE corporate governance standards as they are representatives of the ultimate parent company, Banco Santander SA.
Mahesh Aditya was appointed as a Group-nominated Non-Executive Director on 1 October 2025 and subsequently as Chief Executive Officer with effect from 1
March 2026.
The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent Directors and with a written charter addressing certain corporate governance matters. Applicable UK rules do not require companies without equity shares listed on the London Stock Exchange, such as the Company, to have a nominating committee. However, the Company has a Board Nomination &
Governance Committee, which leads the process for Board appointments. This Committee has written Terms of Reference setting out its role to identify and nominate candidates for Board and Board Committee appointments. As at 31 December 2025, the following Directors made up the Board Nomination &
Governance Committee: Tom Scholar (Chair), Michelle Hinchliffe, Nicky Morgan, Mark Lewis, David Oldfield and Pamela Walkden. Five of the Directors were independent according to NYSE corporate governance standards. The other Director (Pamela Walkden) was not independent according to NYSE corporate governance standards as she is a representative of the ultimate parent company, Banco Santander SA.
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
The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. Under its written Terms of Reference, the Company’s Board Remuneration Committee is
primarily responsible for overseeing and supervising Santander UK’s policies and frameworks covering remuneration and reward. As at 31 December 2025, the following Directors were on the Board Remuneration Committee: Mark Lewis (Chair), Lisa Fretwell, José María Roldán, David Gledhill and David Oldfield. All
Directors were independent according to NYSE corporate governance standards.
The NYSE corporate governance standards require that listed US companies have an audit committee that satisfies the requirements of Rule 10A-3 under the US
Securities Exchange Act of 1934, as amended (Rule 10A-3), with a written charter addressing certain corporate governance matters, and having a minimum of three members who are all independent as defined in Rule 10A-3. As a wholly-owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), the Company is exempt from the requirements of Rule 10A-3. However, the Company does have a Board Audit Committee. As at 31 December 2025, the Board
Audit Committee was made up of four Non-Executive Directors: Michelle Hinchliffe (Chair), Lisa Fretwell, David Gledhill and David Oldfield. All members were independent in 2025 as defined in Rule 10A-3.
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
The NYSE corporate governance standards require that listed US companies adopt and disclose corporate governance guidelines, including with respect to the qualification, training and evaluation of their Directors. The NYSE corporate governance standards also require that the Board conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Board has undertaken regular reviews of Board effectiveness primarily through an internal process led by the Chair. During the year the Board conducted an internal evaluation facilitated by the provider, Lintstock, and considered the results, which concluded that the performance of the Board and its Committees continues to be effective.
A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.

Annual Report 2025	Santander UK plc	231

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Other information
Major shareholders
At 31 December 2025, the Company was a subsidiary of Santander UK Group Holdings plc. On 12 November 2004, Banco Santander SA acquired the then entire issued ordinary share capital of 1,485,893,636 ordinary shares of 10 pence each. On 12 October 2008, a further 10 billion ordinary shares of 10 pence each were issued to Banco Santander SA and an additional 12,631,375,230 ordinary shares of 10 pence each were issued to Banco Santander SA on 9 January 2009.
On 3 August 2010, 6,934,500,000 ordinary shares of 10 pence each were issued to Santusa Holding SL. With effect from 10 January 2014, Santander UK Group
Holdings Limited, a subsidiary of Banco Santander SA and Santusa Holding SL, became the beneficial owner of 31,051,768,866 of 10 pence each, being the entire issued ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander
SA and Santusa Holding SL. Santander UK Group Holdings Limited became the legal owner of the entire issued ordinary share capital of the Company on 1 April
2014 and on 25 March 2015 became a public limited company and changed its name to Santander UK Group Holdings plc.
Legal proceedings
We are party to various legal proceedings in the ordinary course of business. See Notes 27 and 30 to the Consolidated Financial Statements.
Share capital
See Note 31 to the Consolidated Financial Statements.
Material contracts
We are party to various contracts in the ordinary course of business. For the two years immediately preceding publication of this annual report, there have been no material contracts entered into outside the ordinary course of business.
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
UK taxation on capital gains
Under UK law, when you sell shares you may be liable to pay either capital gains tax or corporation tax on chargeable gains. However, if you are either (i) an individual who is not resident in the UK or (ii) a company which is not resident in the UK, you will not be liable to UK tax on any capital gains made on disposal of your shares. The exception is if the shares are held in connection with a trade or business that is conducted in the UK through a branch or agency (for capital gains tax purposes) or a permanent establishment (for corporation tax purposes).
UK inheritance tax
Under the current estate and gift tax convention between the US and the UK, shares held by an individual shareholder who is domiciled for the purposes of the convention in the US and is not for the purposes of the convention a national of the UK will not be subject to UK inheritance tax on:
–The individual’s death or
–On a gift of the shares during the individual’s lifetime.
The exception is if the shares are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK.
Designated agent
The designated agent for service of process on Santander UK in the United States is C T Corporation System, 28 Liberty St 42nd Floor, New York, NY 10005.
Trustee/paying agent
The names and addresses of the Trustee/paying agent for each class of security registered with the US Securities and Exchange Commission (the SEC) are:
–Senior: Citibank NA, 388 Greenwich Street, New York, NY 10013, United States
–With respect to 7.95% Term Subordinated Securities due October 26, 2029 (US002920AC09): Trustee: The Bank of New York Mellon, One Canada Square,
London E14 5AB, United Kingdom and Paying Agent: Citibank NA, 13th Floor, Citigroup Centre, Canada Square, London E14 5LB, United Kingdom
Documents on display
The Company is subject to the information requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, the Company files its
Annual Report and other related documents with the SEC, and which may be accessed at the SEC's website. Information on the operation of the public reference rooms can be obtained by calling the SEC on +1-202-551-8090 or by looking at the SEC’s website. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with it. This is accessible at the website: http://www.sec.gov.
None of the websites referred to in this Annual Report on Form 20-F for the year ended 31 December 2025 (the Form 20-F), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 20-F.

Annual Report 2025	Santander UK plc	232

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Audit fees
See Note 7 to the Consolidated Financial Statements.
Insider trading policies
The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by Directors, Senior
Management and employees that are designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to
Santander UK. These policies and procedures are set out in the Santander UK Policy on Market Abuse and Inside Information which is filed as Exhibit 11.1 to this
Annual Report on Form 20-F.
Santander UK monitors inside information as defined under the EU Market Abuse Regulation 2014/596 (EU MAR) as on shored into UK law on 31 December
2020 by the EU (Withdrawal) Act 2018. Changes to EU MAR were made by the Market Abuse Exit Regulations 2019. Santander UK, as part of its disclosure controls and procedures, imposes restrictions on trading in its own securities when it has undisclosed inside information and also generally refrains from trading in its own securities during its regular closed periods.

Annual Report 2025	Santander UK plc	233

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Additional balance sheet and cash flow analysis
SECURITIES
Securities are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.
Debt securities at amortised cost - Yields
The following table shows the weighted average yields for debt securities not held at fair value at 31 December 2025.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than ten years	Later than ten years	Total
	%	%	%	%	%
Weighted average yield
– Debt securities at amortised cost	—	—	4.37	1.26	2.43
Weighted average yield is calculated using Total clean price x yield for each maturity bucket / Total clean price for each maturity bucket.
LOANS AND ADVANCES TO BANKS
Loans and advances to banks in the following tables include loans and advances to banks classified as reverse repurchase agreements - non-trading.
Reconciliation to classifications in the consolidated balance sheet

		2025	2024
	Note	£m	£m
Financial assets at amortised cost:
Loans and advances to banks		1,048	1,032
Reverse repurchase agreements - non-trading	16	3,973	1,363
		5,021	2,395
Maturity analysis
The following table shows loans and advances to banks by maturity at 31 December 2025.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Fixed interest rate	4,341	—	—	—	4,341
Variable interest rate	254	418	8	—	680
	4,595	418	8	—	5,021

Annual Report 2025	Santander UK plc	234

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers are classified in the consolidated balance sheet as other financial assets at fair value through profit or loss, loans and advances to customers and reverse repurchase agreements - non trading. Reverse repurchase agreements represent business with professional non-bank customers as part of the liquidity risk management function. The balance sheet reconciliation below shows Loans and advances to customers net of impairment loss allowances and Residual Value and Voluntary Termination provisions.
Reconciliation to classifications in the consolidated balance sheet

		2025	2024
	Note	£m	£m
Other financial assets at fair value through profit or loss	12	40	44
Loans and advances to customers	13	202,609	199,408
Reverse repurchase agreements - non-trading	16	13,705	8,975
		216,354	208,427
Maturity analysis
The following table shows loans and advances to customers by maturity at 31 December 2025. Overdrafts are included as ‘on-demand’. Loans and advances are included at their contractual maturity; no account is taken of a customer’s ability to repay early where it exists.

	Not later than one year	Later than one year and not later than five years	Later than five years and not later than fifteen years	Later than fifteen years	Total
	£m	£m	£m	£m	£m
Loans secured on residential properties	9,913	35,935	67,529	53,907	167,284
Corporate loans	9,739	9,354	1,335	22	20,450
Finance leases	1,161	2,995	95	—	4,251
Other unsecured advances	3,876	1,601	79	10	5,566
Accrued interest and other adjustments	760	—	—	—	760
Amounts due from fellow subsidiaries and joint ventures	2,674	2,380	—	—	5,054
Loans and advances to customers	28,123	52,265	69,038	53,939	203,365
We manage our balance sheet on a behavioural basis, rather than on the basis of contractual maturity. Many loans are repaid before their legal maturity, particularly advances secured on residential property.
Interest rate sensitivity
The following table shows the interest rate sensitivity of loans and advances to customers due after one year at 31 December 2025.

	Fixed rate	Variable rate	Total
	£m	£m	£m
Loans secured on residential properties	152,837	14,447	167,284
Corporate loans	2,137	18,313	20,450
Finance leases	4,251	—	4,251
Other unsecured advances	2,669	2,897	5,566
Accrued interest and other adjustments	760	—	760
Amounts due from fellow subsidiaries and joint ventures	5,043	11	5,054
Loans and advances to customers	167,697	35,668	203,365

Annual Report 2025	Santander UK plc	235

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
In 2025, 2024 and 2023 there were no material credit impairment charges on Loans and advances to banks, Non-trading reverse repurchase agreements, Other financial assets at amortised cost and Financial assets at FVOCI. As a result, the following tables present Loans and advances to customers only.
The following tables show additional ratios and the components used in their calculation for the years ended 31 December 2025, 2024, and 2023.

	2025	2024
	£m	£m
Allowance for credit losses to total loans	0.38%	0.41%
Allowance for credit losses	756	807
Total loans outstanding	197,367	194,512
Non-accrual loans to total loans	1.15%	1.36%
Non-accrual loans outstanding	2,263	2,642
Total loans outstanding	197,367	194,512
Allowance for credit losses to non-accrual loans	33.41%	30.55%
Allowance for credit losses	756	807
Non-accrual loans outstanding	2,263	2,642

	2025	2024	2023
	£m	£m	£m
Loans secured on residential properties	0.01%	0.01%	0.01%
Net charge-off during the period	14	9	11
Average amount outstanding	166,921	169,395	177,689
Corporate loans	0.31%	0.32%	0.36%
Net charge-off during the period	60	59	68
Average amount outstanding	19,500	18,409	18,662
Finance leases	0.47%	0.57%	0.50%
Net charge-off during the period	20	25	23
Average amount outstanding	4,237	4,364	4,612
Other unsecured advances	1.35%	1.98%	1.74%
Net charge-off during the period	82	137	130
Average amount outstanding	6,084	6,934	7,452
Amounts due from immediate parent	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	15	37	28
Amounts due from fellow subsidiaries and joint ventures	—%	—%	—%
Net charge-off during the period	—	—	—
Average amount outstanding	4,929	4,652	4,355
Loans and advances to customers	0.09%	0.11%	0.11%
Net charge-off during the period	176	230	232
Average amount outstanding	201,686	203,791	212,798
Discussion of the factors driving material changes in the ratios above or their components
The factors driving significant changes are discussed as follows:
–Allowance for credit losses, exposures, expected credit losses, Stage 3 exposures and related ratios at a consolidated Santander UK group level can be found in the commentary sections in 'Credit performance', 'Credit quality' 'Stage 2 analysis' in 'Santander UK group level - credit risk review' in the Risk review.
–More detailed discussion by business segment can be found in the 'Retail & Business Banking: Mortgages - credit risk review', 'Retail & Business Banking:
Everyday Banking - credit risk review', 'Corporate & Commercial Banking - credit risk review' and 'Corporate Centre - credit risk review' sections of the Risk review.

Annual Report 2025	Santander UK plc	236

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY CUSTOMERS
The following table shows the average balances and interest rates for deposits by customers by product for the years ended 31 December 2025, 2024, and 2023.

	2025		2024		2023
	Average Balance	Average Interest Rate[1]	Average Balance	Average Interest Rate[1]	Average Balance	Average Interest Rate[1]
	£m	%	£m	%	£m	%
Demand deposits (including savings and current accounts)	146,887	1.49	154,434	1.82	161,403	1.33
Time deposits	34,664	3.98	27,695	4.74	23,236	3.93
Other deposits	11,641	5.11	13,492	4.78	15,169	4.23
Total average balance[1]	193,192	2.15	195,621	2.44	199,808	1.85
1Calculated using monthly data.
Some deposits by customers are covered by depositor guarantee arrangements, as follows:

Scheme	Definition
Financial Services Compensation Scheme (FSCS)
The FSCS is the UK’s independent statutory compensation fund for customers of PRA authorised financial services firms and pays compensation, up to certain limits, if a firm is unable, or likely to be unable to pay claims against it, for example by depositors. The FSCS is funded by levies on the industry, and recoveries and borrowings where appropriate.

The following table shows the amounts of insured and uninsured total deposits and time deposits excluding intercompany deposits at 31 December 2025 and
2024. The table also shows the amount of time deposits that are uninsured, either because they exceed depositor guarantee scheme compensation limits or because they are otherwise uninsured.

	2025	2024
	£m	£m
Insured deposits	134,169	123,729
Uninsured deposits	49,986	53,606
Total deposits	184,155	177,335
of which:
Insured time deposits	28,838	20,729
Uninsured time deposits	9,321	7,107
– Excess over guaranteed limit	4,327	4,164
– Otherwise uninsured	4,994	2,943
Total time deposits	38,159	27,836
For the proportion of Retail & Business Banking customer deposits covered by the FSCS, see the Funding risk management section of the Risk review.
The following table shows the maturity of uninsured time deposits at 31 December 2025.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by customers	5,002	817	1,292	2,210	9,321

Annual Report 2025	Santander UK plc	237

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

DEPOSITS BY BANKS
Deposits by banks include repurchase agreements - non-trading.
Reconciliation to classifications in the consolidated balance sheet

		2025	2024
	Note	£m	£m
Financial liabilities at amortised cost:
Deposits by banks	21	6,628	13,993
Repurchase agreements - non-trading	23	3,557	2,336
		10,185	16,329
The following table shows the average balances of and interest rates for deposits by banks for the years ended 31 December 2025, 2024, and 2023.

	2025		2024		2023
	Average Balance	Average Interest Rate[1]	Average Balance	Average Interest Rate[1]	Average Balance	Average Interest Rate[1]
	£m	%	£m	%	£m	%
Deposits by banks	14,807	4.51	20,892	4.91	27,878	4.42
1Calculated using monthly data.
At 31 December 2025, deposits by foreign banks were £1,739m (2024: £2,085m, 2023: £2,010m).
All bank deposits are uninsured, as depositor guarantee arrangements do not cover deposits by financial institutions.
The following table shows the maturity of uninsured deposits by banks at 31 December 2025.

	Under 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	£m	£m	£m	£m	£m
Deposits by banks	2,447	2,575	724	4,439	10,185

Annual Report 2025	Santander UK plc	238

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

INTEREST RATE SENSITIVITY
Interest rate sensitivity is the relationship between interest rates and net interest income caused by the periodic repricing of assets and liabilities. Our largest administered rate items are residential mortgages and retail deposits, many of which bear interest at variable rates.
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
caused by movements in both volume and rate have been allocated to rate changes.

			2025 / 2024			2024 / 2023
		Changes due to (decrease)/ increase in			Changes due to increase/ (decrease) in
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest income
Loans and advances to customers	(522)	(43)	(479)	790	(200)	990
of which reverse repurchase agreements	(123)	59	(182)	267	192	75
Loans and advances to banks	(359)	(104)	(255)	(134)	(299)	165
of which reverse repurchase agreements	9	(17)	26	94	47	47
Debt securities and other interest earning assets	(17)	54	(71)	166	122	44
Total interest income	(898)	(93)	(805)	822	(377)	1,199
Interest expense
Deposits by customers - demand	(618)	(137)	(481)	657	(93)	750
Deposits by customers - time	66	330	(264)	401	175	226
Deposits by customers - other	(51)	(101)	50	2	(78)	80
of which repurchase agreements	(114)	27	(141)	14	(52)	66
Deposits by banks	(360)	(301)	(59)	(234)	(318)	84
of which repurchase agreements	64	12	52	92	89	3
Debt securities	86	379	(293)	241	83	158
Commercial paper	(68)	20	(88)	78	39	39
Subordinated liabilities	(21)	(10)	(11)	24	30	(6)
Other interest-bearing financial liabilities	—	(1)	1	(1)	—	(1)
Total interest expense	(966)	179	(1,145)	1,168	(162)	1,330
Net interest income	68	(272)	340	(346)	(215)	(131)

Annual Report 2025	Santander UK plc	239

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

AVERAGE BALANCE SHEET
Year-end balances may not reflect activity throughout the year, so we present Average balance sheets below, using asset and liability classifications from the
Consolidated Balance Sheet. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

			2025			2024			2023
	Average balance[1]	Interest	Average rate	Average balance[1]	Interest	Average rate	Average balance[1]	Interest	Average rate
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and advances to customers[2]	218,498	9,562	4.38	219,442	10,084	4.60	224,267	9,294	4.14
of which reverse repurchase agreements	16,812	671	3.99	15,651	794	5.07	11,469	527	4.59
Loans and advances to banks	33,900	1,357	4.00	36,078	1,716	4.76	43,043	1,850	4.30
of which reverse repurchase agreements	3,720	202	5.43	4,070	193	4.74	2,763	99	3.58
Debt securities and other interest earning assets	11,724	622	5.31	10,807	639	5.91	8,589	473	5.51
Total average interest-earning assets, interest income	264,122	11,541	4.37	266,327	12,439	4.67	275,899	11,617	4.21
Credit impairment loss allowances and RV & VT provisions	(914)	—	—	(967)	—	—	(1,068)	—	—
Derivatives and other non-interest-earning assets	8,195	—	—	7,690	—	—	7,601	—	—
Other financial assets at FVTPL	121	—	—	204	—	—	264	—	—
Total average assets	271,524	—	—	273,254	—	—	282,696	—	—
Liabilities
Deposits by customers - demand	(146,887)	(2,187)	1.49	(154,434)	(2,805)	1.82	(161,403)	(2,148)	1.33
Deposits by customers - time	(34,664)	(1,380)	3.98	(27,695)	(1,314)	4.74	(23,236)	(913)	3.93
Deposits by customers - other	(10,933)	(591)	5.41	(12,977)	(642)	4.95	(14,787)	(640)	4.33
of which repurchase agreements	(9,940)	(371)	3.73	(9,408)	(485)	5.16	(10,567)	(471)	4.46
Deposits by banks	(14,153)	(638)	4.51	(20,249)	(998)	4.93	(27,308)	(1,232)	4.51
of which repurchase agreements	(3,619)	(223)	6.16	(3,365)	(159)	4.73	(1,445)	(67)	4.64
Debt securities	(36,320)	(1,960)	5.40	(30,215)	(1,874)	6.20	(28,762)	(1,633)	5.68
Commercial paper	(5,410)	(229)	4.23	(5,076)	(297)	5.85	(4,312)	(219)	5.08
Subordinated liabilities	(2,257)	(172)	7.62	(2,383)	(193)	8.10	(2,022)	(169)	8.36
Other interest-bearing liabilities	(95)	(4)	4.21	(133)	(4)	3.01	(130)	(5)	3.85
Total average interest-bearing liabilities, interest expense	(250,719)	(7,161)	2.86	(253,162)	(8,127)	3.21	(261,960)	(6,959)	2.66
Derivatives and other non-interest-bearing liabilities	(4,907)	—	—	(4,633)	—	—	(4,609)	—	—
Other financial liabilities at FVTPL	(1,138)	—	—	(983)	—	—	(854)	—	—
Equity	(14,760)	—	—	(14,476)	—	—	(15,273)	—	—
Total average liabilities and equity	(271,524)	—	—	(273,254)	—	—	(282,696)	—	—
1Average balances are based on monthly data.
2loans and advances to customers include Stage 3 assets. See the ‘Credit risk’ section of the Risk review.
Margin and average spread

	2025	2024	2023
	%	%	%
Interest spread[1]	1.51	1.46	1.55
Net interest margin[2]	1.66	1.62	1.69
Average spread[3]	105	105	105
1Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
2NIM is calculated as net interest income divided by average interest earning assets
3Average spread is the ratio of average interest-earning assets to interest-bearing liabilities

Annual Report 2025	Santander UK plc	240

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

	2025	2024
	£m	£m
Net cash flows from operating activities	(8,798)	(3,331)
Net cash flows from investing activities	2,957	(4,540)
Net cash flows from financing activities	5,410	285
Change in cash and cash equivalents	(431)	(7,586)
A more detailed Consolidated Cash Flow Statement is contained in the Consolidated Financial Statements.
The major activities and transactions that affected cash flows in 2025 and 2024 were as follows:
In 2025, the net cash outflows from operating activities of £8,798m resulted from outflows generated from an increase in loans and advances to banks and customers, an increase in reverse repurchase agreements and a decrease in deposits by banks and customers partially offset by a decrease in derivative assets and increases in profit before tax, provisions, repurchase agreements and structured deposits. The net cash inflows from investing activities of £2,957m mainly reflected the net purchase of certain asset-backed securities and debt securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash flows relating to active capital management and the ongoing repayment of TFSME. These resulted in cash and cash equivalents decreasing by £431m in the year.
In 2024, the net cash outflows from operating activities of £3,331m resulted from outflows generated from a decrease in deposits by banks and customers partially offset by a decrease in loans and advances to banks and customers and reverse repurchase agreements and an increase in debt securities and repurchase agreements. The net cash outflows from investing activities of £4,540m mainly reflected the net purchase of certain asset-backed securities and debt securities as part of normal liquid asset portfolio management. The net cash inflows from financing activities mainly reflected net cash flows relating to active capital management and the ongoing repayment of TFSME. These resulted in cash and cash equivalents decreasing by £7,586m in the year.
Please refer to the Summarised consolidated cash flow statement section of our Annual Report on Form 20-F for the year ended 31 December 2024 for a discussion of cash flows in 2023.
Cash flow requirements
For details of our cash flow requirements over the next 12 months and in the longer term and how we plan to meet them, see the Liquidity risk section of the Risk review.
Material cash requirements
Our material commitments under commercial contracts at 31 December 2025 were as follows:
–For cash flows and maturities relating to Derivatives, Deposits by customers, Deposits by banks, Debt securities in issue, Subordinated liabilities and Lease obligations, see Note 29 to the Consolidated Financial Statements. The maturities of financial liabilities and off-balance sheet commitments table analyses the maturities of the cash flows based on the remaining period to the contractual maturity date at the balance sheet date. In practice, the behavioural profiles of many liabilities show more stability and longer maturity than their contractual maturity. This is especially true of many types of retail and corporate deposits that, while they may be repayable on demand or at short notice, have shown good stability even in times of stress. For further details, see the Liquidity risk section of the Risk review.
–For details of cash flows and maturities relating to Retirement benefit obligations including employer contributions and funding, see Note 28 to the Consolidated
Financial Statements.
–Purchase obligations: We have entered into outsourcing contracts where, in some cases, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included in purchase obligations. Total purchase obligations, all of which are due within 1 year, were £378m.

Annual Report 2025	Santander UK plc	241

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Glossary of financial services industry terms

Term	Definition
Active customers	Active customers are defined as those having an open account, with more than a set minimum balance along with certain specified transactions in the prior month.
Alternative performance measures (APMs)
A financial measure of historical or future financial performance, financial position or cash flows, other than a financial measure defined or specified under International Financial Reporting Standards.

Any excess in month	Accounts that were overdrawn for more than their overdraft every day in the previous month.
Anti-Money Laundering (AML)	A set of policies and practices to ensure that financial institutions and other regulated entities prevent, detect, and report financial crime and especially money laundering activities.
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

Balance weighted Loan to Value (LTV) ratio	(Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (loan 2 balance/Loan 2 latest property valuation) + ...) / (Loan 1 balance + Loan 2 balance+...)
Basel III
In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text, which presents the details of strengthened global regulatory standards on bank capital adequacy and liquidity. The standards were implemented in the EU in January 2014.

Basis point (bps)	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
Brexit	The withdrawal of the United Kingdom from the European Union.
Business Banking	Division, managed under Retail & Business Banking, serving enterprises with a turnover of up to £6.5m per annum.
Capital Requirements Directive IV (CRD IV)	An EU legislative package covering prudential rules for banks, building societies and investment firms.
Cash collection	Agents have been instructed to collect cash from the customer.
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

Commercial Real Estate (CRE)	Lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors.
Common Equity Tier 1 (CET1) capital	The called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13.
CET1 capital ratio	CET1 capital as a percentage of risk-weighted assets.
Consumer Finance	Provides prime auto consumer financing for individuals, businesses, and automotive distribution networks.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Corporate Centre	Provides treasury services for asset and liability management of our balance sheet, as well as management of non-core and legacy portfolios.
Corporate & Commercial Banking (CCB)	Provides banking products and services to SMEs, mid-sized and larger corporates, typically with annual turnovers of between £2m and £500m, as well as to Local Authorities and Housing Associations.
Cost to income ratio	Total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of total operating income.
Cost of risk
Cost of risk is credit impairment charge for the 12-month period as a percentage of average gross customer loans. This is a useful measure of the relationship between the size of the credit impairment charge and the book size which investors use as a proxy to compare relative credit risk.

Countercyclical capital buffer	A capital buffer required under Basel III to ensure that capital requirements take account of the macro-financial environment in which banks operate.
Counterparty credit risk	The risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
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

Credit Valuation Adjustment (CVA)	Adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Annual Report 2025	Santander UK plc	242

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
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

Digital sales	Percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales.
Economic capital	An internal measure of the minimum equity and preference capital required for the Santander UK group to maintain its credit rating based upon its risk profile.
Effective tax rate	The tax on profit/(losses) on ordinary activities as a percentage of profit/(loss) on ordinary activities before taxation.
Energy performance certificate (EPC)	A scheme to summarise the energy efficiency of buildings and apply a rating between A – G.
Everyday Banking	Provides banking services and unsecured lending to individuals and small businesses as well alongside wealth management for high-net-worth clients.
Expected credit loss (ECL)
Represents what the credit risk is likely to cost us either over the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a significant increase in credit risk since origination.

Expected loss (EL)
The product of the probability of default, exposure at default and loss given default. We calculate each factor in accordance with CRD IV and include direct and indirect costs. We base them on our risk models and our assessment of each customer’s credit quality.

Exposure at default (EAD)	The maximum loss that a financial institution might suffer if a borrower, counterparty or group defaults on their obligations or assets and off- balance sheet positions have to be realised.

Annual Report 2025	Santander UK plc	243

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Fair value adjustment
An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Conduct Authority (FCA)	The Financial Conduct Authority is a financial regulatory body in the United Kingdom.
Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme is the UK's statutory deposit insurance and investors compensation scheme for customers of authorised financial services firms.
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

Green Finance
In line with our internal classification system to define what investments can be considered green finance. This includes financing raised and facilitated to renewable energy and other green energy financing; mortgages on properties with A- or B-rated EPC; and financing for electric vehicles, hybrid, and plug-in hybrid electric vehicles (PHEV) with emissions below 50g CO2 /km

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

Internal ratings-based approach (IRB)	The Santander UK group's method, under the CRD IV framework, for calculating credit risk capital requirements using the Santander UK group’s internal models
International Financial Reporting Standards (IFRS)	A set of international accounting standards developed and issued by the International Accounting Standards Board, consisting of principles- based guidance.
Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA Master agreement	Standardised contract developed by ISDA (International Swaps and Derivatives Association) used as an umbrella under which bilateral derivatives contracts are entered into.
Judgemental Adjustments	Adjustments made to the ECL estimate outside of the ECL models to reflect management judgements.

Annual Report 2025	Santander UK plc	244

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
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

Loss Given Default (LGD)
The fraction of Exposure at Default that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process. It is calculated as the expected loss divided by EAD for each month of the forecast period. We base LGD on factors that impact the likelihood and value of any subsequent write-offs, which vary according to whether the product is secured or unsecured. If the product is secured, we take into account collateral values as well as the historical discounts to market/
book values due to forced sales type.

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

Maximum Distributable Amount (MDA)	The maximum distributions which a bank can make to investors when it has insufficient capital to meet its buffer requirements.
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
Net fee and commission income
Fee and commission income minus other fees paid, that are not an integral part of the effective interest rate. For retail and corporate products, fee and commission income consists principally of collection services fees, commission on foreign currencies, commission and other fees received from retailers for processing credit card transactions, fees received from other credit card issuers for providing cash advances for their customers through the Santander UK group’s branch and ATM networks, annual fees payable by credit card holders and fees for non-banking financial products.

Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net Interest Margin (NIM)	Net interest income as a percentage of average interest-earning assets.
Net Stable Funding Ratio (NSFR)	The ratio of available stable funding resources to stable funding requirements over a one-year time horizon, assuming a stressed scenario. The Basel III rules require this ratio to be over 100%.
Over the counter (OTC) derivatives
Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Annual Report 2025	Santander UK plc	245

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Own credit	The effect of the Santander UK group’s own credit standing on the fair value of financial liabilities.
Past due	A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.
Payment holiday	A period in which a customer has relief from making repayments on a loan. Also known as a payment deferral.
Pillar 1	The first pillar of the Basel III approach which, provides the approach to the calculation of the minimum capital requirements.
Pillar 2
The part of the CRD IV Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3
The part of the CRD IV Accord which sets out the disclosure requirements for firms to publish details of their risks, capital and risk management.
The aims are greater transparency and strengthening market discipline.

Prime / prime mortgage loans	A description for mortgages granted to the most creditworthy category of borrowers.
Private equity investments	Equity holdings in operating companies not quoted on a public exchange.
Probability of default (PD)
The likelihood of a borrower defaulting in the following year, assuming it has not closed or defaulted since the reporting date. For each month in the forecast period, we estimate the monthly PD from a range of factors. These include the current risk grade for the exposure, which becomes less relevant further into the forecast period, as well as the expected evolution of the account risk with maturity and factors for changing economics. We support this with historical data analysis.

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

Remuneration Code	FCA Remuneration Code for dual regulated firms SYSC19D.3.44 and PRA Rulebook-Remuneration Part 15.7.
Repurchase agreement (Repo)
In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date. The buyer at the same time agrees to resell the asset at the same later date. From the seller's perspective such agreements are securities sold under repurchase agreements (repos) and from the buyer's securities purchased under commitments to resell (reverse repos).

Residential Mortgage-Backed Securities (RMBS)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and / or principal).
Retail & Business Banking (RBB)	Provides UK mortgage lending and banking services and unsecured lending to individuals and small businesses.
Retail loans	Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit.
Risk Appetite	The level of risk (types and quantum) that the Santander UK group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk-weighted assets (RWA)	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.
RoTE
Profit after tax attributable to equity holders of the parent divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and intangible assets.

Santander UK	Refers to Santander UK plc and its subsidiaries.
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

Annual Report 2025	Santander UK plc	246

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Term	Definition
Significant increase in credit risk (SICR)	Assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after considering the passage of time).
Sovereign exposures	Exposures to local and central governments, and government guaranteed counterparties.
Stage 1	Assets have not experienced a significant increase in credit risk since origination. A loss allowance equal to a 12-month ECL is applied.
Stage 2	Assets have experienced a significant increase in credit risk since origination, but no credit impairment has materialised. A loss allowance equal to the lifetime ECL is applied.
Stage 3	Assets that are in default and considered credit impaired. A loss allowance equal to the lifetime ECL is applied. Objective evidence of credit impairment is required.
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
Sub-prime
Loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Supranational	An international organisation where member states transcend national boundaries or interests to share in decision-making and vote on issues relating to the organisation’s geographical focus.
Standard Variable Rate (SVR)	A mortgage product managed by Santander and not directly linked to the Bank of England base rate.
Term Funding Scheme with additional incentives for SMEs (TFSME)	The TFSME allows eligible banks and building societies to access four-year funding at rates very close to Bank Rate.
TfL	Transport for London
Tier 1 capital
A measure of a bank's financial strength defined by the PRA. It captures Common Equity Tier 1 capital plus other Tier 1 securities in issue but is subject to a deduction in respect of material holdings in financial companies.

Tier 2 capital
Defined by the PRA. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, the excess of regulatory impairment allowance over expected loss and deduction of material holdings in financial companies.

Total loss absorbing capacity (TLAC)
An international standard for TLAC issued by the Financial Stability Board, which requires global systemically important banks (G-SIBs) to have sufficient loss-absorbing and recapitalisation capacity available in resolution, to minimise impacts on financial stability, maintain the continuity of critical functions and avoid requiring taxpayer support.

Total customers	Defined as those having an open account.
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
Value at Risk (VaR)
An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be
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
irrecoverable.

Annual Report 2025	Santander UK plc	247

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

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
The following activities are disclosed in response to Section 13(r) with respect to the Santander UK group and its affiliates in the Banco Santander group. During the period covered by this annual report:
–Frozen accounts and transactions: A limited number of accounts for certain customers subsequently designated over time by the US under the Specially
Designated Global Terrorist (SDGT) sanctions programme, were or are maintained with certain non-US affiliates of Santander UK. All such accounts have been frozen or cancelled to comply with applicable legal requirements.
–Legacy contractual obligations related to guarantees: The Banco Santander group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007. The Banco Santander group is not contractually permitted to cancel these arrangements without paying the guaranteed amount. As such, the Banco Santander group intends to continue to provide the guarantees in accordance with company policy and applicable laws.
In the aggregate, the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2025, which were negligible relative to the overall revenues and profits of Banco Santander. The Banco Santander group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above.

Annual Report 2025	Santander UK plc	248

Strategic Report	Sustainability	Governance	Risk review	Financial statements	Shareholder information

Cross-reference to Form 20-F

Form 20-F Item Number and Caption			Page
PART I
1	Identity of Directors, Senior Management and Advisers		*
2	Offer Statistics and Expected Timetable		*
3	Key Information	Capitalisation and indebtedness	*
		Reasons for the offer and use of proceeds	*
		Risk factors	206-222
4	Information on the Company	History and development of the company	ii, 34, 126, 131-141, 198, 231
		Business overview	4-5, 7, 10-11, 35, 72, 74, 84, 110-111, 142-144, 177, 214-216, 223-224, 234
		Organisational structure	34, 161-162, 201-202
		Property, plants and equipment	125, 134, 165
4A	Unresolved Staff Comments		Not applicable
5	Operating and Financial Review and Prospects	Operating results	4-5, 9-11, 96-97, 100, 123-199, 206-222, 240
		Liquidity and capital resources	36, 86-97, 126, 150-151, 240
		Research and development, patents and licenses, etc.	35
		Trend information	4-5, 7-8, 10-11
		Critical accounting estimates	140-141
6	Directors, Senior Management and Employees	Directors and senior management	18-27, 226-229
		Compensation	28-33, 125, 133, 169-173, 181-183
		Board practices	18-29, 183, 226-230
		Employees	2, 34, 142-144
		Share ownership	34, 181-183
		Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7	Major Shareholders and Related Party Transactions	Major shareholders	231
		Related party transactions	183-184
		Interests of experts and counsel	*
8	Financial Information	Consolidated Statements and Other Financial Information	113-115, 123-127, 167-169, 175-177, 225, 231
		Significant Changes	34, 199
9	The Offer and Listing		*
10	Additional Information	Share capital	*
		Memorandum and articles of association	225
		Material contracts	231
		Exchange controls	231
		Taxation	231
		Dividends and paying agents	*
		Statements by experts	*
		Documents on display	231
		Subsidiary Information	*
		Annual Report to Security Holders	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk		96
12	Description of Securities Other Than Equity Securities		Not applicable
PART II
13	Defaults, Dividend Arrearages and Delinquencies		Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable
15	Controls and Procedures		35
16A	Audit Committee financial expert		230
16B	Code of Ethics		38
16C	Principal Accountant Fees and Services		27, 146, 232
16D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable
16F	Change in Registrant’s Certifying Accountant		Not applicable
16G	Corporate Governance		230
16H	Mine Safety Disclosure		Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		Not applicable
16J	Insider Trading Policies		232
16K	Cybersecurity		7, 41, 104-106, 220
PART III
17	Financial Statements		Not applicable
18	Financial Statements		123-127
19	Exhibits		Filed with SEC
* Not required for an Annual Report.
EXHIBIT INDEX

Exhibits1
1.1	Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company's Form 20-F filed with the Securities and Exchange Commission on 5 March 2024)
8.1
List of Subsidiaries - the list of subsidiaries that are consolidated can be found in ‘Subsidiaries and related undertakings’ in the Shareholder information section of the Form 20-F. Details of subsidiaries that are not consolidated can be found in Note 18 ‘Interests in other entities’ in the Financial Statements section of the Form
20-F.

11.1	Policy on Market Abuse and Inside Information
12.1	CEO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Form 20-F filed with the Securities and Exchange Commission on 5 March 2024)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
1Documents concerning the Company referred to in the 2025 Annual Report on Form 20-F may be inspected at 2 Triton Square, Regent’s Place, London NW1 3AN, its principal executive offices and registered address.
SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
SANTANDER UK plc

By:	/s/ Mahesh Aditya
Mahesh Aditya
Chief Executive Officer
Dated:12 March, 2026